Form 10-K, Exhibit 13
period 1993-12-31
UNITED STATES CELLULAR CORP
filed 1994-03-29
CIK 821130

                                                                 Exhibit 13
UNITED STATES CELLULAR CORPORATION
INCORPORATED PORTIONS OF 1993 ANNUAL REPORT TO SECURITY HOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

United States Cellular Corporation (the "Company" or "USM") owns, operates and invests in cellular markets throughout the United States. USM owns or has the right to acquire both majority and minority interests in 205 cellular markets at December 31, 1993, representing 23,731,000 population equivalents ("pops"). USM manages the operations of 136 cellular markets at December 31, 1993 and expects to manage the operations of eight additional markets. Interests in the 61 remaining markets are managed by others. All 61 of these markets were served by operational systems at December 31, 1993. The following table is a summary of the Company's markets and consolidated operations.

                                       Year Ended or at December 31,
                                    -----------------------------------
                                     1993          1992           1991
                                    -----------------------------------
Majority-Owned, Managed
 and Consolidated
 Markets: (1)
  Population equivalents
   (in thousands) (2)               18,212         14,268        10,427
  Customers                        261,000        150,800        97,000
  Market penetration                  1.35%          1.00%          .84%
  Markets in operation                 116             92            67
  Cell sites in service                522            320           186
  Average monthly revenue
   per customer                     $   99          $ 105         $ 100
  Churn rate per month                 2.3%           2.4%          2.2%
  Marketing cost per net
   customer addition                $  677          $ 765         $ 710

Minority-Owned and
 Managed Markets: (3)
  Population equivalents
   (in thousands) (2)                1,139          2,007         1,755
  Markets in operation                  20             24            24

Markets to be Managed: (4)
  Population equivalents
   (in thousands) (2)                1,002          1,816         3,095
  Markets                                8             13            21

Total Markets Managed and to
 be Managed by USM:
  Population equivalents
   (in thousands) (2)               20,353         18,091        15,277
  Markets                              144            129           112

Markets Managed by
 Others: (5)
  Population equivalents
   (in thousands) (2)                3,378          3,474         3,229
  Markets in operation                  61             64            65

Total Markets:
  Population equivalents
   (in thousands) (2)               23,731         21,565        18,506
  Markets                              205            193           177
                                    -----------------------------------

(1) Includes one market managed by a third party in 1993 and 1992, and one wholly owned reseller operation in 1992 and 1991.
(2) 1993 Donnelley Marketing Service estimates are used for all years. Includes population equivalents relating to interests which are acquirable in the future.
(3) Includes markets where the Company has the right to acquire an interest but did not own an interest at the respective dates (two markets in 1993, six in 1992 and seven in 1991).
(4) Represents markets which are not yet operational or which are managed by third parties until the Company acquires a majority interest in the markets.
(5) Represents markets in which the Company owns or has the right to acquire a minority or other noncontrolling interest and which are managed by others. Some markets were not in operation in 1991.

The Company's consolidated results of operations include 100% of the revenues and expenses of the systems serving majority-owned and managed markets plus its corporate office operations. The December 31, 1993 consolidated results of operations include 116 markets with a total population of 19.4 million, compared to 92 markets with a total population of 15.0 million, in 1992 and 67 markets with a total population of 11.5 million, in 1991.

Investment income includes the Company's share of the net income or loss of the minority-owned and managed markets and also includes the Company's share of the net income or loss of those markets managed by others for which the Company follows the equity method of accounting. USM follows the cost method of accounting for its remaining interests in markets managed by others. (See Note 3 of Notes to Consolidated Financial Statements.) This information is shown in the table below.

                                             December 31,
                                 ----------------------------------
                                 1993           1992           1991
                                 ----------------------------------
Minority-Owned and Managed         18             18             17
Managed by Others-
 Equity Method                     15             13             13
                                 ----------------------------------

 Total Markets Included
  in Investment Income             33             31             30
                                 ----------------------------------
Managed by Others-
 Cost Method                       46             51             52
                                 ----------------------------------

Operating results for 1993 primarily reflect improvement in the Company's more established markets (those 67 markets consolidated at December 31, 1991), a full year's operations from the 26 markets added to the consolidated group in 1992, the acquisition of majority interests in 22 operational markets and the start-up expenses associated with initiating operations in three additional majority-owned and managed markets during 1993. Operating revenues, driven primarily by increases in customers served, rose $83.2 million, or 51%. Operating expenses rose $79.1 million, or 45%. Operating cash flow (operating loss before minority share plus depreciation and amortization expense) increased $19.4 million, or 115%.

Investment and other income decreased $21.0 million due primarily to gains recognized on the sale or exchange of cellular interests totaling $31.4 million in 1992 while gains from sales transactions in 1993 totaled $4.9 million. Investment income increased $4.5 million due to improved results in markets managed by others. Interest expense increased $13.1 million primarily due to increased borrowings under a Revolving Credit Agreement with USM's parent company, Telephone and Data Systems, Inc. ("TDS"). USM used financing from TDS as a major source of external funding requirements during 1993. Net (loss) totaled ($25.4 million) in 1993 compared to net income of $6.2 million in 1992, primarily reflecting the larger gains in 1992 and additional interest expense in 1993, offset somewhat by improved operating results in 1993. On a comparable basis (net of tax), excluding nonrecurring and unusual items, net loss increased 23% to $30.3 million as compared to $24.6 million during 1992.

The Company expects to add 14 additional markets to consolidated operations by the end of 1994. The Company currently owns a minority interest in and manages eight of these markets. The Company expects to acquire a majority interest in these eight and six additional markets by the end of 1994. Management anticipates that operating losses from and funding requirements for these acquired markets and for markets which recently began operations could result in operating losses for the Company over the next several quarters.

OPERATING REVENUES
OPERATING REVENUES totaled $247.3 million in 1993, up $83.2 million, or 51%, over 1992. Operating revenues totaled $164.1 million in 1992, up $64.6 million, or 65%, over 1991. The effect of market acquisitions and start-ups increased operating revenues $26.2 million, or 16%, in 1993 and $31.7 million, or 32%, in 1992. This effect is defined as: (1) the operations of markets added to the consolidated group in the current year since their respective dates of acquisition, plus (2) for any market added to the consolidated group in the previous year, the portion of current year operations which correspond to that portion of the previous year prior to the market's addition to the consolidated group.

SERVICE REVENUES primarily consist of: (i) charges for access, airtime and value-added services provided to the Company's local retail customers who use the local systems operated by the Company; (ii) charges to customers of other systems who use the Company's cellular systems when roaming ("inbound roamer");
(iii) charges for the Company's customers' use of systems other than their local systems ("pass-through roamer"); and (iv) charges for long-distance calls made on the Company's systems. Service revenues totaled $236.7 million in 1993, up $81.9 million, or 53%, over 1992. Service revenues totaled $154.8 million in 1992, up $62.8 million, or 68%, over 1991. These increases were primarily due to the growing number of local retail customers and the growth in inbound roamer revenue. The effects of acquisitions increased service revenues $25.2 million, or 16%, in 1993 and $30.2 million, or 33%, in 1992. Average monthly service revenue per customer totaled $99 in 1993 compared to $105 in 1992 and $100 in 1991. The 6% decrease in average monthly service revenue per customer in 1993 was primarily a result of the decline in average local minutes of use per retail customer and a decrease in per customer pass-through roamer revenue. The 5% increase in average monthly service revenue per customer in 1992 was primarily a result of the increase in inbound roamer revenue. This increase more than offset the decrease in local retail revenue due to the decline in average local minutes of use per retail customer. Management anticipates that average monthly service revenue per customer will continue to decrease as local minutes of use per customer decline and as the growth rate of the Company's customer base exceeds the growth rate of inbound roamer revenue.

REVENUE FROM LOCAL CUSTOMERS' usage of USM's systems increased $40.5 million, or 53%, in 1993 and $26.8 million, or 53%, in 1992. Growth in the number of customers in the systems serving the Company's consolidated markets was the primary reason for the increase in local revenue. The number of customers increased 73% to 261,000 at December 31, 1993 from 150,800 at December 31, 1992. The number of customers increased 56% in 1992, up from 97,000 at December 31, 1991. Excluding the effects of acquisitions and dispositions, the Company's consolidated markets added 86,600 customers in 1993. Of these additions, 72,400 were in markets in service and consolidated at December 31, 1992, representing a 48% increase over the 150,800 customers served at December 31, 1992.

While the percentage increase is expected to be lower in future periods, management anticipates that the total number of net customer additions will increase. The effects of acquisitions increased local revenue $8.7 million, or 11%, in 1993 and $10.2 million, or 20%, in 1992.

Average monthly retail revenue per customer declined to $49 in 1993 from $52 in 1992 and $55 in 1991. Monthly local minutes of use per customer averaged 103 in 1993 compared to 121 in 1992 and 130 in 1991. This decline in average local minutes of use follows an industry-wide trend and is believed to be related to the tendency of the early customers in a market to be the heaviest users. It also reflects the Company's and the industry's continued penetration of the consumer market, which tends to include more lower-usage customers.

INBOUND ROAMER REVENUE increased $31.6 million, or 68%, in 1993 and $24.5 million, or 110%, in 1992. These increases are attributable to increases in the number of customers from other systems using the Company's systems when roaming. Also contributing were the increased number of Company-managed systems and cell sites within those systems. Monthly inbound roamer revenue per customer averaged $33 in 1993, $32 in 1992 and $24 in 1991. The effects of acquisitions increased inbound roamer revenue $11.9 million, or 26%, in 1993 and $15.5 million, or 70%, in 1992.

PASS-THROUGH ROAMER REVENUE increased $5.2 million, or 27%, in 1993 and $7.8 million, or 67%, in 1992. The primary reason for the increases were the growth in the number of customers in the Company's consolidated markets using systems other than their local systems. Monthly pass-through roamer revenue per customer averaged $10 in 1993 and $13 in 1992 and 1991.

LONG-DISTANCE REVENUE increased $4.4 million, or 46%, in 1993 and $4.2 million, or 77%, in 1992 as the volume of long-distance calls made on the Company's systems increased. Monthly long-distance revenue per customer averaged $6 in 1993, 1992 and 1991.

EQUIPMENT SALES REVENUES totaled $10.5 million in 1993, up $1.2 million, or 13%, over 1992. Equipment sales revenues totaled $9.3 million in 1992, up $1.8 million, or 24%, over 1991. Equipment sales reflect the sale of 83,000, 44,400 and 29,400 cellular telephone units in 1993, 1992 and 1991, respectively, plus installation revenue. The average revenue per unit was $127 in 1993 compared to $208 in 1992 and $255 in 1991. The average revenue per unit decline partially reflects the Company's decision to reduce sales prices on cellular telephones to increase the number of customers, to maintain its market position and to meet competitive prices as well as to reflect reduced manufacturers' prices. Also, during the second half of 1993, the Company used specific promotions which were based on increased equipment discounting. The success of these promotions led to both an increase in units sold and a decrease in average equipment sales revenue per unit. The effects of acquisitions increased equipment sales revenues $1.0 million, or 11%, in 1993 and $1.5 million, or 20%, in 1992.

OPERATING EXPENSES
OPERATING EXPENSES totaled $255.9 million in 1993, up $79.1 million, or 45%, over 1992. Operating expenses totaled $176.8 million, up $60.5 million, or 52%, over 1991. The effect of market acquisitions and start-ups increased expenses $33.6 million, or 19%, in 1993 and $38.1 million, or 33%, in 1992.

SYSTEM OPERATIONS EXPENSES increased $18.9 million, or 39%, in 1993 and $17.6 million, or 57%, in 1992 as a result of increases in customer usage expenses and costs associated with operating the Company's increased number of cellular systems and increased number of cell sites within those systems. Costs are expected to continue to increase as the number of cell sites within these systems grows. Customer usage expenses represent charges from other telecommunications service providers for USM's customers' use of their facilities as well as for the Company's inbound roamer traffic on these facilities. These expenses include local interconnection to the landline network, toll charges and roamer expenses from the Company's customers' use of systems other than their local systems. Customer usage expenses grew $13.5 million, or 36%, in 1993 and $15.7 million, or 72%, in 1992 primarily due to the increase in roamer expenses. Customer usage expenses represented 22% of service revenues in 1993 and 24% in 1992 and 1991. Maintenance, utility and cell site expenses grew $5.4 million, or 49%, in 1993 and $1.9 million, or 22%, in 1992 primarily reflecting increases in the number of cell sites in the systems serving all majority-owned and managed markets, from 186 in 1991 to 320 in 1992 to 522 in 1993. The effects of acquisitions increased system operations expenses $8.6 million, or 18%, in 1993 and $10.2 million, or 33%, in 1992.

MARKETING AND SELLING EXPENSES increased $12.8 million, or 42%, in 1993 and $12.6 million, or 70%, in 1992. Marketing and selling expenses primarily consist of salaries, commissions and expenses of field sales personnel, agent commissions, promotional expenses, local advertising and public relations expenses. The 1993 increase was primarily due to a 66% rise in the number of gross customer activations, from 85,400 in 1992 to 141,700 in 1993. Excluding acquisitions and dispositions, the Company added 86,600 net new customers in 1993 compared to 50,600 in 1992, a 71% increase. The 1992 increase in marketing and selling expense was primarily due to the increased number of gross customer activations and the use of various marketing programs which increased promotional expense. Excluding acquisitions and divestitures, the Company added 49% more net new customers in 1992 compared to 1991. The effects of acquisitions increased marketing and selling expenses $4.8 million, or 16%, in 1993 and $5.8 million, or 32%, in 1992.

COST OF EQUIPMENT SOLD increased $8.4 million, or 48%, in 1993 and $3.7 million, or 28%, in 1992. The increase reflects the increased unit sales related to both the rise in gross customer activations made through the Company's direct sales channels and the third and fourth quarter 1993 promotional sales which were discussed previously, offset somewhat by falling manufacturer prices per unit. The average cost to the Company of a telephone unit sold, including accessories and installation, was $309 in 1993 compared to $390 in 1992 and $462 in 1991. The effects of acquisitions increased cost of goods sold $2.6 million, or 15%, in 1993 and $2.4 million, or 18%, in 1992.

GENERAL AND ADMINISTRATIVE EXPENSES increased $23.6 million, or 47%, in 1993 and $16.2 million, or 47%, in 1992. These expenses include the cost of operating the Company's local business offices and its corporate expenses. This increase includes the effects of an increase in the number of consolidated markets, increases in expenses required to serve the growing customer base in existing markets and an expansion of both local office and corporate staff, necessitated by growth in the Company's business and the start-up and acquisition of additional operations. The Company is using its clustering concept to combine local operations wherever feasible in order to reduce its administrative expenses. The effects of acquisitions increased direct field-related general and administrative expenses $8.3 million, or 16%, in 1993 and $10.2 million, or 29%, in 1992.

DEPRECIATION EXPENSE increased $9.1 million, or 55%, in 1993, reflecting an increase in the average fixed asset balance of 56% since 1992. Depreciation expense increased $7.8 million, or 88%, in 1992, reflecting an increase in the average fixed asset balance of 77% since 1991. The effects of acquisitions increased depreciation expense $3.1 million, or 19%, in 1993 and $4.0 million, or 46%, in 1992.

AMORTIZATION OF INTANGIBLES increased $6.3 million, or 49%, in 1993 and $2.6 million, or 25%, in 1992, primarily due to increases in license costs as a result of the acquisitions of or the commencement of service in 25 markets during 1993 and 26 markets during 1992. License costs related to consolidated markets increased $310 million, or 63%, in 1993 and $183 million, or 59%, in 1992. Effective January 1, 1992, the Company prospectively changed its amortization period for license costs from 20 years to 40 years to conform with industry practices. Amortization expense was reduced by $4.5 million in 1992 due to this change.

OPERATING LOSS BEFORE MINORITY SHARE
OPERATING LOSS BEFORE MINORITY SHARE totaled $8.7 million in 1993 compared to $12.7 million in 1992 and $16.8 million in 1991. The operating loss margin improved to (4%) in 1993 from (8%) in 1992 and (17%) in 1991. The decrease in the 1993 operating loss reflects improved results in the more established markets and increased revenues resulting from the growth in the number of customers served by the Company's systems, partially offset by costs associated with the growth of the Company's operations, increased losses on equipment sales and increased system start-up expenses. The decrease in 1992 operating loss reflects the improved results in the more established markets, growth in the number of customers served by the Company's systems and the change in the license cost amortization period, offset somewhat by system start-up expenses, increased losses on equipment sales and the costs associated with the growth of the Company's operations. The effects of acquisitions increased operating loss $7.3 million, or 58%, in 1993 and $6.4 million, or 38%, in 1992.

The Company expects service revenues to continue to grow during the next few quarters as it continues to add customers and cell sites to its existing systems, realizes a full year of revenues from customers and cell sites added in 1993, acquires the operations of existing markets and begins operations in new markets. Additionally, the Company expects expenses to increase significantly in the next few quarters as it incurs expenses for markets and cell sites added in 1993, incurs expenses associated with customer and system growth, acquires existing markets and initiates service in new markets. At least 14 additional markets are expected to be added to consolidated operations before the end of 1994. Of these, 13 markets (eight of which are currently minority-owned and managed by the Company) were operational at December 31, 1993. The Company expects to acquire a majority interest in these markets, and one nonoperational market, before the end of 1994. Upon the commencement of operations in the new markets and upon completion of any related acquisitions, the Company will begin to amortize the related license costs. The Company expects that the costs related to acquiring, constructing and operating its markets may exceed revenues over the next few quarters. As a result, operating losses before minority share could be generated over the next few quarters.

INVESTMENT AND OTHER INCOME
INVESTMENT AND OTHER INCOME totaled $22.6 million in 1993, $43.6 million in 1992 and $10.4 million in 1991. Investment income was $16.9 million in 1993 compared to $12.5 million in 1992 and $8.0 million in 1991. The Company's share of the income or loss from the markets managed by others that are accounted for by the equity method totaled $16.8 million in 1993 compared to $13.0 million in 1992 and $9.7 million in 1991. There were 15 such markets in 1993 compared to 13 in 1992 and 1991. The Company's share of income from minority-owned markets it manages totaled $143,000 in 1993 compared to losses of $499,000 in 1992 and $1.7 million in 1991. There were 18 such markets in 1993 and 1992 and 17 in 1991.

INTEREST INCOME was $2.7 million in 1993 compared to $3.2 million in 1992 and 1991. The $529,000, or 17%, decline in 1993 reflects primarily decreased loans to unconsolidated subsidiaries and lower interest rates in 1993.

OTHER (EXPENSE), NET was $915,000 in 1993, $2.8 million in 1992 and $224,000 in 1991. In 1993, other (expense), net was reduced by both the sale of the Company's customer base in its reseller operation and income recognized related to the settlements of disputes concerning two of the Company's markets. Income related to these transactions totaled $495,000 and $925,000, respectively. Also in 1993, other (expense), net was increased by the writeoff of equipment no longer used which totaled $677,000. In 1992, $1.3 million of costs applicable to unsuccessful license applications and acquisitions were charged to expense.

GAIN ON SALE OF CELLULAR INTERESTS of $4.9 million in 1993 reflects the sale of two cellular minority interests. In 1992, the $31.4 million gain includes a $17.1 million gain from the completion of a sale to another company in which the Company divested its 100% interest in a market it managed, an $11.4 million gain on the exchange of cellular interests with another cellular company and a $2.9 million gain from the sale of an additional minority interest. (See "Financial Resources and Liquidity" and Note 12 of the Notes to Consolidated Financial Statements.) In 1991, the $557,000 gain reflects the sale of two cellular minority interests.

INTEREST AND INCOME TAXES
INTEREST EXPENSE increased $13.1 million, or 65%, in 1993 and $3.7 million, or 22%, in 1992, on 66% and 72% increases, respectively, in the average amount of debt outstanding. Interest expense is primarily related to borrowings under the Revolving Credit Agreement with TDS and borrowings under a vendor financing agreement. Borrowings under the Revolving Credit Agreement bear interest at a floating rate equal to prime plus 1.5% (for a rate of 7.5% at December 31, 1993) and are used to finance the acquisitions of cellular interests, system construction and losses related to system development, and investments in and advances to entities in which the Company has a minority interest. Interest expense relating to the Revolving Credit Agreement was $29.1 million in 1993, $16.8 million in 1992 and $14.6 million in 1991. The average amount of debt outstanding under the Revolving Credit Agreement was $372.8 million in 1993, $216.0 million in 1992 and $138.6 million in 1991. The average interest rate on such debt was 7.5% in 1993, 7.8% in 1992 and 10.0% in 1991.

Most of the borrowings under the vendor financing agreement bear interest at a rate of 2.3% over the 90-day Commercial Paper Rate of high-grade, unsecured notes (for a rate of 5.6% at December 31, 1993). The remainder of the borrowings bear interest at a rate approximating the prime rate (6.0% at December 31, 1993). Borrowings under the vendor financing agreement were used to finance certain of USM's equipment purchases and construction costs. Interest expense related to the vendor financing agreement was approximately $4.0 million in 1993, $3.1 million in 1992 and $1.4 million in 1991. The average amount of debt under the vendor financing agreement was $66.4 million in 1993, $48.8 million in 1992 and $15.4 million in 1991. The average interest rate on such debt was 5.7% in 1993, 6.2% in 1992 and 7.7% in 1991.

The completion of pending acquisitions, continued capital expenditures, operating losses and investments in and advances to entities in which the Company has a minority interest will require additional funding over the next few years. These funding requirements are anticipated to be at least partially met through additional debt, which will likely result in increased interest expense as debt balances increase. Additional borrowings also may be required to fund additional future acquisitions and their construction and operations. See "Financial Resources and Liquidity."

The Company completed a rights offering to its common shareholders on November 15, 1993, which resulted in the reduction of approximately $378 million in debt outstanding under the Revolving Credit Agreement. See "Financial Resources and Liquidity."

INCOME TAX EXPENSE was $2.7 million in 1993, $2.0 million in 1992 and $16,000 in 1991. Income tax expense includes the federal taxes of a consolidated subsidiary not included in the TDS consolidated federal income tax return. State income tax expense in 1993 was primarily related to subsidiaries generating taxable income after utilization of state net operating losses. The 1992 income tax expense resulted primarily from state income taxes generated by the gains on the sale and exchange of cellular interests completed in the first half of 1992. No such taxes were generated by the 1993 or 1991 gains. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective January 1, 1993. The cumulative effect of the new principle on years prior to 1993 had an immaterial effect on net loss and loss per share. Income tax expense for 1993 reflects the new accounting principle. Income tax expense amounts for 1992 and 1991 have not been restated.

USM is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and USM are parties to a Tax Allocation Agreement under which USM is able to carry forward its losses and credits and use them to offset any current or future income tax liabilities to TDS. The amount of the federal net operating loss carryforward available to offset future taxable income aggregated approximately $148.2 million at December 31, 1993, and expires between 2002 and 2008.

The amount of the state net operating loss carryforward available to offset future taxable income aggregated approximately $197.1 million at December 31, 1993, and expires between 1998 and 2008.

NET (LOSS) INCOME
NET (LOSS) INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE totaled ($25.4 million) in 1993 compared to $6.2 million in 1992 and ($24.4 million) in 1991. The 1993 net loss resulted from improved operating results in the established markets, increased investment income and the $4.9 million gain on the sale of cellular interests, offset by increased interest expense and the effects of the addition of new markets. The 1992 net income reflects the $31.4 million gain on the sale or exchange of cellular interests and improved operating results offset by increased interest and income tax expense. CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE reflects the ($10.3 million) effect on years prior to 1991 of the change in the Company's and two of its equity-method investees' method of accounting for sales commissions. NET
(LOSS) INCOME totaled ($25.4 million) in 1993, $6.2 million in 1992 and ($34.6 million) in 1991. On a comparable basis (net of tax), excluding nonrecurring and unusual items, net loss increased 23% to $30.3 million in 1993 and decreased 1% to $24.6 million in 1992.

NET (LOSS) INCOME PER SHARE BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE was ($.45) in 1993 compared to $.11 in 1992 and ($.63) in 1991. The weighted average number of Common and Series A Common Shares outstanding for 1993 decreased 1% over the shares outstanding for 1992 primarily as a result of Common Shares issued in connection with acquisitions and the 1993 rights offering offset by the addition of dilutive common stock equivalents in 1992 as a result of the 1992 net income. The weighted average number of Common and Series A Common Shares outstanding for 1992 increased 49% over the shares outstanding for 1991 primarily as a result of the addition of dilutive common stock equivalents, Common Shares issued in connection with acquisitions and a 1991 public offering and related debt conversion. CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE PER SHARE was ($.26) in 1991. NET (LOSS) INCOME PER SHARE was ($.45) in 1993, $.11 in 1992 and ($.89) in 1991, primarily reflecting improved operating results in 1993, the gain on the sale or exchange of cellular interests in 1992, the cumulative effect of the change in accounting principle in 1991 and the increase in weighted average shares outstanding. On a comparable basis (net of tax), excluding nonrecurring and unusual items, net (loss) per share rose 8% to ($.53) in 1993 and declined 9% to ($.49) in 1992.

TDS owned an aggregate of 59,548,450 shares of common stock of the Company at December 31, 1993, representing over 85% of the combined total of the Company's outstanding Common and Series A Common Shares and over 97% of their combined voting power. Assuming the Company's Common Shares are issued in all instances in which the Company has the choice to issue its Common Shares or other consideration and assuming all issuances of the Company's common stock to TDS and third parties for completed and pending acquisitions and redemptions of the Company's Preferred Stock and TDS's Preferred Shares had been completed at December 31, 1993, TDS would have owned approximately 79.5% of the total outstanding common stock of the Company and controlled over 95% of the combined voting power of both classes of its common stock. In the event TDS's ownership of the Company falls below 80% of the total value of all of the outstanding shares of the Company's stock, TDS and the Company would be deconsolidated for federal income tax purposes. TDS and the Company have the ability to defer or prevent deconsolidation, if deferring or preventing deconsolidation would be advantageous, by delivering TDS Common Shares and/or cash, in lieu of the Company's Common Shares in connection with certain acquisitions.

INFLATION
Management believes that inflation affects the Company's business to no greater extent than the general economy.

ACCOUNTING FOR POSTEMPLOYMENT BENEFITS
The Financial Accounting Standards Board ("FASB") issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits" which requires employers to recognize the obligation to provide benefits to former or inactive employees after employment but before retirement. Based on a study of the provisions of SFAS No. 112, the Company has determined that it should not have a material impact on results of operations or financial condition.

ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES
The FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in May 1993, which becomes effective in January 1994. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in one of three categories; a) held-to-maturity securities, reported at amortized cost;
b) trading securities, reported at fair value; and c) available-for-sale securities, reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. Based on a review of the provisions of SFAS No. 115, management believes that implementation will not have a material effect on results of operations or financial condition.

FINANCIAL RESOURCES AND LIQUIDITY

The Company operates a capital- and marketing-intensive business. Rapid growth in markets operated by the Company and customers served has caused financing requirements for acquisitions, construction and operations to exceed internally generated cash flow. The Company requires capital to complete acquisitions in process; to fund construction and operating expenses of the cellular systems it operates; to fund investments in minority partnership interests in other cellular markets; and to pay principal and interest on its outstanding debt. Management anticipates that each new cellular market the Company acquires and places in service will require significant capital expenditures and will incur substantial losses during its initial operating stage. The Company has experienced operating losses and net losses in all but a few quarters since its inception. The Company has obtained substantial funds from external sources during the past several years.

CASH FLOWS FROM OPERATING ACTIVITIES provided $35.3 million in 1993 and $3.5 million in 1992 and required $18.9 million in 1991. Operating cash flow (operating loss before minority share plus depreciation and amortization expense) provided cash totaling $36.4 million in 1993, $16.9 million in 1992 and $2.4 million in 1991. The 1993 increase in operating cash flow primarily reflects improvement in the more mature markets. The effects of acquisitions increased operating cash flow $1.8 million, or 11%, in 1993 and $3.2 million, or 130%, in 1992. The 1992 increase reflects improvement in the more mature markets. Cash flows from other operating activities (investment and other income, interest expense, changes in working capital and changes in other assets and liabilities) required cash investments totaling $1.1 million in 1993, $13.4 million in 1992 and $21.3 million in 1991.

CASH FLOWS FROM FINANCING ACTIVITIES provided $65.4 million in 1993, $57.5 million in 1992 and $106.2 million in 1991. Cash flows from financing activities include cash flows from borrowings under the Revolving Credit Agreement with TDS and vendor financing transactions and sales of Common Shares. Borrowings under the Revolving Credit Agreement with TDS totaling $45.4 million provided a majority of the Company's external financing requirements in 1993. The sale of Common Shares to parties other than TDS in connection with the rights offering pro-vided an additional $36.8 million of the Company's external financing requirements. In connection with the rights offering, debt to TDS under the Revolving Credit Agreement was reduced by $340.7 million upon the issuance to TDS of 4.8 million Common Shares and 5.5 million Series A Common Shares. Borrowings under the vendor financing arrangement totaling $36.6 million provided a majority of the Company's external financing requirements in 1992. Increases in the amount outstanding under the Revolving Credit Agreement also provided $22.2 million of external financing in 1992. Increases in the amount outstanding under the Revolving Credit Agreement of $49.3 million and the sale of 2.0 million Common Shares to the public at $18 per share provided most of the Company's external financing requirements during 1991. Proceeds to the Company, after the underwriting discount, amounted to $34.4 million. In connection with the 1991 public offering, the Company converted $110 million of notes payable under the Revolving Credit Agreement and Demand Notes with TDS into 6.1 million Common Shares.

CASH FLOWS FROM INVESTING ACTIVITIES required cash totaling $98.6 million in 1993, $69.6 million in 1992 and $84.1 million in 1991. Such cash requirements primarily consisted of cash additions to property, plant and equipment and cash requirements for acquisitions and for investments in cellular markets. Cash expenditures for property, plant and equipment totaled $91.5 million in 1993 (of which $6.6 million relates to 1992 additions), representing the construction of 138 cell sites and other plant additions. Cash expenditures for property, plant and equipment totaled $56.1 million in 1992 (of which $2.8 million relates to 1991 additions), representing the construction of 107 cell sites and other plant additions. Cash expenditures for property, plant and equipment totaled $59.5 million in 1991 (of which $3.1 million relates to 1990 additions), representing the construction of 67 cell sites and other plant additions.

Anticipated capital requirements for 1994 reflect the Company's construction and system expansion program, funding of anticipated operating losses and working capital needs, investments in entities in which the Company has a minority interest, scheduled debt repayments and pending acquisitions. The Company's consolidated construction budget for 1994 is approximately $160 million, including anticipated expenditures for both enhancements to existing systems and construction of new systems. Planned expenditures for enhancements of existing majority-owned cellular systems, including additional radio channel capacity as well as new cell sites, total about $140 million. Anticipated expenditures for construction of switching offices and digital expansion total $7 million. Investments in partnerships, primarily in minority-owned and managed markets, are expected to total $5 million in 1994.

The Company is expanding its operations through acquisitions. During 1993, the Company completed the acquisition of controlling interests in 25 markets and several additional minority interests. During 1992, the Company completed the acquisition of controlling interests in 16 markets and several additional minority interests. During 1991, the Company completed the acquisition of controlling interests in 41 markets and several additional minority interests. Some of the markets acquired during 1993, 1992 and 1991 were subject to acquisition agreements which were entered into prior to the year in which acquisitions were completed. The following table summarizes the consideration issued for these acquisitions.


COMPLETED ACQUISITIONS
                                   Year Ended December 31,
                              ------------------------------------
                                1993           1992           1991
                              ------------------------------------
                                       (IN MILLIONS)
Pops Acquired                    3.8            3.0            5.8
Total Consideration           $284.6         $161.3         $271.1
Details of Total
  Consideration:
USM Common Shares
 Shares Issued                   5.7            3.3            3.4
 Recorded Cost                $155.0         $ 58.3         $ 29.3
USM Series A Common Shares
 Shares Issued                    .1             .9            4.6
 Recorded Cost                $   .1         $   .3         $  5.3
USM Preferred Stock
 Shares Issued                    --             --             .2
 Recorded Cost                $   --         $   --         $ 19.7
USM Common Shares
 to be issued in the future
 (mostly in 1994)
 Shares Issuable                  .1             .8            5.2
 Recorded Cost                $  3.0         $ 16.7         $109.9
Demand Notes - TDS                --             --           56.9
Revolving Credit
 Agreement - TDS               101.5           70.7           38.6
Accounts Payable - TDS            --             --            1.9
Subsidiary Preferred Stock       2.9             --             --
Cash                            12.7            8.4            7.9
Long-Term Debt                    --             --             .9
Equity Contribution
 from TDS                     $  9.4         $  6.9         $   .7
                              ------------------------------------

Of the 1993 consideration, the debt under the Revolving Credit Agreement and 5.5 million of the USM Common Shares were issued to TDS to reimburse TDS for TDS Common Shares issued and cash paid to third parties in connection with 1993 acquisitions. Of the 1992 consideration, the debt under the Revolving Credit Agreement and 2.8 million of the USM Common Shares were issued to TDS to reimburse TDS for TDS Common and Series A Common Shares issued and cash paid to third parties in connection with 1992 acquisitions. Of the 1991 consideration, the Demand Notes, the debt under the Revolving Credit Agreement, the accounts payable, the shares of Preferred Stock and 1.2 million of the USM Common Shares were issued to TDS to reimburse TDS for TDS Common Shares and shares of TDS Preferred Stock issued and cash paid to third parties in connection with 1991 acquisitions. Additionally, the Company had commitments to issue 5.0 million Common Shares in 1994 through 1996 related to certain completed acquisitions. The Company and TDS have the option to deliver TDS Common Shares and/or cash in lieu of the Company's Common Shares in connection with certain of these acquisitions. In January, 1994, 3.9 million Common Shares were issued to third parties in connection with these commitments.

Included in the acquisitions in the table are the transfers of interests in one market from TDS in 1993, five in 1992 and 25 in 1991, representing 35,000, 508,000 and 1.8 million population equivalents, respectively. The 1993 transfer was completed by the issuance of 31,000 USM Common Shares and 75,000 USM Series A Common Shares. The 1992 transfer was completed by the issuance of 742,000 USM Common Shares and 924,000 USM Series A Common Shares. The 1991 transfer was completed by the issuance of 1.9 million USM Common Shares and 4.6 million USM Series A Common Shares. The USM Common and Series A Common Shares were recorded at TDS's book value of the market transferred, rather than the fair market value of the shares, due to the intercompany nature of the transaction.

In addition to the acquisitions in the table, in 1992 the Company completed the exchange of cellular interests involving the acquisition by USM of controlling interests in two markets and the remaining minority interest in a market managed by USM. In exchange for these interests, USM transferred its 100% interest in two markets, its minority interest in two markets and $2.9 million in cash.

The Company has an ongoing acquisition program, the funding requirements of which may be substantial. The Company maintains an ongoing acquisition program to seek to maximize its future potential, including seeking opportunities to combine operations and achieve increased economies of scale. These economies of scale include the sharing of market personnel, equipment and office resources. The Company plans to continue its acquisition program as long as it is feasible to acquire cellular interests that fit into its business objectives.

At December 31, 1993, the Company, or TDS for the benefit of the Company, had entered into agreements to acquire controlling interests in nine markets and a minority interest. The following table summarizes the consideration to be issued by USM for these acquisitions if they are completed as planned.

PENDING ACQUISITIONS

                                       December 31, 1993
                                       -----------------
                                         (in millions)
Pops to be Acquired                             1.2
Estimated Consideration to be Paid           $128.4
Details of Consideration:
USM Common Shares
 Shares to be Issued                            3.7
 Estimated Cost at Agreement Date            $122.8
Revolving Credit Agreement - TDS                 .4
Cash                                            4.5
Equity Contribution from TDS                   $ .7

Cellular interests acquired by TDS in these transactions are expected to be assigned to the Company and at the time this occurs the Company will reimburse TDS for TDS's consideration delivered and costs incurred in such acquisitions. Of the consideration for these pending acquisitions, the debt under the Revolving Credit Agreement and 3.7 million of the USM Common Shares are to be issued to TDS to reimburse TDS for TDS Common Shares to be issued and cash to be paid to third parties in connection with these pending acquisitions. Most of the
3.7 million Common Shares to be issued in connection with pending acquisitions are expected to be issued in 1994.

In addition to the agreements above, the Company has agreements to acquire interests representing 302,000 population equivalents in three markets. The consideration for these acquisitions will be determined based on future appraisals of the fair market values of the interests to be acquired.

TDS and USM are parties to a legal proceeding before the Federal Communications Commission ("FCC") involving its cellular license in a Wisconsin Rural Service Area. Pending the resolution of the issues in the Wisconsin proceeding, further FCC grants to TDS and its subsidiaries will be conditioned on the outcome of that proceeding. TDS's and USM's ability to sell or exchange properties with third parties while such proceeding is pending may be affected.

See Note 15 of Notes to Consolidated Financial Statements, Legal Proceedings (La Star Application), for a discussion of the proceeding involving the Wisconsin Rural Service Area.

LIQUIDITY
The Company anticipates that the aggregate resources required for 1994 will include approximately: (i) $160 million for capital spending; (ii) $5 million for investments in cellular partnerships; (iii) $4 million for cash acquisitions; and (iv) $12 million of scheduled debt repayments. Additionally, the Company anticipates it will reimburse TDS, as each acquisition is completed, for TDS Common Shares valued at approximately $121 million to be issued and $1 million in cash to be paid by TDS to third parties in connection with acquisitions anticipated to be primarily completed by the end of 1994. The reimbursement to TDS is expected to be in the form of 3.7 million Common Shares of the Company. Not included in the above amounts are acquisitions that may be signed in 1994. These potential acquisitions may require substantial funding for both their acquisition and operation during 1994.

At December 31, 1993, the Company had $6 million of cash and cash equivalents, $108 million remaining under the $250 million Revolving Credit Agreement with TDS as amended effective November 15, 1993, and $6 million of anticipated minority partner capital contributions. Additionally, the Company anticipates generating an increasing amount of positive cash flows from operating activities during 1994.

Pursuant to the Revolving Credit Agreement, the Company may borrow up to an aggregate of $250 million from TDS, at an interest rate equal to 1.5% above the prime rate. The advances made by TDS under the Revolving Credit Agreement are unsecured. Interest on the balance due under the Revolving Credit Agreement is payable quarterly and no principal is payable until March 31, 1996, subject to acceleration under certain circumstances, at which time the entire principal balance then outstanding is scheduled to become due and payable. The Company may prepay the balance due under the Revolving Credit Agreement at any time, in whole or in part, without premium.

The Company initiated a rights offering to holders of its common stock which commenced on October 25, 1993. Pursuant to this rights offering, common stockholders received one right for every five shares owned on October 22, 1993. Each right enabled the holder to purchase one additional share of common stock at the exercise price of $33.00 per share, which was a 10% discount from the market price of the Company's Common Shares on October 22, 1993. TDS agreed to purchase any unsubscribed shares at the exercise price. The rights offering concluded on November 15, 1993, and shortly after that date the Company reduced its debt to TDS under the Revolving Credit Agreement with the cash proceeds of the rights offering, which totaled approximately $37 million. Pursuant to the rights offering, TDS purchased additional common stock with a value of $341 million by reducing the amount the Company owes TDS under the Revolving Credit Agreement.

The Company anticipates requiring substantial funding to acquire cellular markets and build and operate cellular systems during 1994. The timing and amount of such funding requirements will depend on the timing of the completion of pending acquisitions, the number of additional licenses acquired by the Company, the construction and operational plans for the individual cellular projects, and other relevant factors. The Company will need to raise additional capital to meet these requirements. These additional requirements may be met through additional borrowings from TDS, the issuance of equity or debt securities or a combination thereof, vendor financing, bank financing, or the sale of assets. There can be no assurance that sufficient funds will be made available to the Company on terms or at prices acceptable to the Company. If sufficient funding is not made available to the Company on terms and prices acceptable to the Company, the Company would have to reduce its construction, development and acquisition programs. In the long term, reduction of the Company's construction, development and acquisition programs would have a negative impact on the ability of the Company to increase its consolidated revenues and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United States Cellular Corporation (the "Company" or "USM"), is an 85.1%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of USM, its majority-owned subsidiaries and partnerships in which USM manages the system and has a majority partnership interest. There were 116 consolidated entities in 1993, 92 in 1992 and 67 in 1991. All material intercompany accounts and transactions have been eliminated.

REVENUES
Revenues from operations primarily consist of charges to customers for monthly access, cellular airtime usage, roamer charges, toll charges and vertical services. Revenues are recognized as services are rendered. Unbilled revenues, resulting from cellular service provided from the billing cycle date to the end of each month and from other cellular carriers' customers using USM's cellular systems for the last half of each month, are estimated and recorded. Equipment sales are recognized upon delivery to the customer and reflect charges to customers for cellular telephone equipment purchased.

EARNINGS PER SHARE
Net (Loss) per Common and Series A Common Share for the years ended December 31, 1993 and 1991 was computed by dividing Net (Loss) by the weighted average number of Common Shares and Series A Common Shares outstanding during the year.

Net Income per Common and Series A Common Share for the year ended December 31, 1992 was computed by dividing Net Income by the weighted average number of Common Shares, Series A Common Shares and dilutive common equivalent shares outstanding during the year. Dilutive common stock equivalents consist of Common Shares issuable upon conversion of preferred stock, Common Shares issuable in the future to third parties in connection with completed acquisitions and Common Share options and stock appreciation rights.

Pro forma Net (Loss) for the year ended December 31, 1993 would have been reduced by $25.1 million for the interest expense eliminated by the pro forma retirement, as of January 1, 1993, of the amount outstanding under the Revolving Credit Agreement-TDS through the conversion of 4.8 million Common Shares and 5.5 million Series A Common Shares purchased by TDS in connection with the November 1993 rights offering ("Rights Offering") ($340.7 million) and the application of the proceeds from the sale of 1.1 million Common Shares to parties other than TDS in connection with the Rights Offering ($36.8 million). Pro forma (Loss) per Common Share would have been reduced by $.45 to zero for the year ended December 31, 1993 had the debt under the Revolving Credit Agreement been retired as of January 1, 1993, by the conversion of the Revolving Credit Agreement into Common Shares and from the proceeds of the Rights Offering.

Pro forma Net (Loss) for the year ended December 31, 1991, would have been reduced by $8.2 million for the interest expense eliminated by the pro forma retirement, as of January 1, 1991, of the Demand Notes and the Revolving Credit Agreement-TDS through the conversion of $110 million of the amount outstanding under the Demand Notes and the Revolving Credit Agreement into approximately 6.1 million Common Shares, through the sale of 2.0 million Common Shares of the Company's June 1991 public offering and the sale of 368,000 Common Shares to Coditel Brabant, S. A. ("Coditel") pursuant to a Common Stock Purchase Agreement at the public offering price of $18.00 per share. Pro forma (Loss) per Common Share would have been ($.38) for the year ended December 31, 1991, had $150.7 million of Demand Notes and debt under the Revolving Credit Agreement at June 1991 been retired as of January 1, 1991, by the conversion of the Demand Notes and Revolving Credit Agreement into Common Shares, and from the proceeds of the public offering and the sale to Coditel.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the plant assets. The provision for depreciation as a percentage of average depreciable property, plant and equipment was 10.5% in 1993, 10.5% in 1992 and 10.4% in 1991.

Property, plant and equipment in service consists of:


                                                             December 31,
                                                      -------------------------
                                                        1993             1992
                                                      -------------------------
                                                        (DOLLARS IN THOUSANDS)
Land                                                  $ 19,016         $ 11,946
Operating plant and
  equipment                                            234,310          148,603
Office furniture and
  equipment                                             18,014           11,517
Vehicles                                                 2,179            1,331
Buildings and leasehold
  improvements                                          32,599           20,284
                                                      -------------------------
                                                      $306,118         $193,681
                                                      -------------------------
                                                      -------------------------


See Note 13 Lease Commitments for a discussion of property leased by USM.

NOTES AND INTEREST RECEIVABLE
Notes and interest receivable reflect primarily loans to other partners for capital calls paid on their behalf. The carrying amount reported in the balance sheet for notes and interest receivable approximates their fair value.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash and those short-term, highly-liquid investments with original maturities of three months or less. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

ACCOUNTS RECEIVABLE
Accounts receivable consists of amounts owed by customers for both service provided and equipment sales, by other cellular carriers whose customers have used USM's cellular systems, by affiliated entities and by other partners for capital contributions and distributions.

INVENTORY
Inventory is stated at the lower of cost or market with cost determined on a specific identification basis.

DEFERRED CHARGES
Deferred start-up costs represent expenses incurred prior to the commencement of service in each individual market. These costs are capitalized and, upon commencement of operations, amortized over five years. Deferred start-up costs include expenses related to constructing the systems and expenses incurred in preparing to market cellular service.

Other deferred charges primarily represent costs incurred for the development of new systems and legal and other charges incurred relating to the preparation of vendor financing agreements. Capitalized costs of systems development are amortized over a five year period starting when the new system is placed in service. When vendor financing is finalized for an entity, deferred charges recorded on that entity's books are amortized over the financing period.

CHANGE IN ACCOUNTING PRINCIPLE
Effective January 1, 1991, USM changed its method of accounting for sales commissions from capitalizing and amortizing these costs over 36 months to expensing as incurred. Also in 1991, two of USM's equity-method investees made a similar change.

The ($10.3 million) cumulative effect of both USM's and its equity-method investees' changes on prior years is included in income for the year ended December 31, 1991. The effect of the changes in 1991 was to increase net (loss) and (loss) per share before the cumulative effect of a change in accounting principle by $846,000 and $.02, respectively, and to increase net (loss) and
(loss) per share by $11.1 million and $.28, respectively.

For a discussion of the change in accounting for income taxes, see Note 10 Income Taxes.

SUPPLEMENTAL CASH FLOW DISCLOSURES
USM acquired certain cellular licenses and interests during 1993, 1992 and 1991. In conjunction with these acquisitions, the following assets were acquired, liabilities assumed, Common Shares and shares of Redeemable Preferred Stock issued and equity contributions made by TDS.


                                                   Year Ended December 31,
                                            -----------------------------------
                                                1993        1992         1991
                                            -----------------------------------
                                                   (DOLLARS IN THOUSANDS)
Property, plant
  and equipment, net                        $  23,767    $  14,154    $  15,041
Cellular licenses                             284,736      159,308      266,530
(Decrease) in
  equity-method
  investment in
  cellular interests                          (13,069)      (5,885)      (2,591)
Accounts receivable                             2,689        2,127        1,058
Long-term debt                                (12,094)          --       (1,477)
Demand Notes-TDS                                   --           --      (56,947)
Revolving Credit
  Agreement-TDS                              (101,507)     (73,226)     (40,472)
Accounts payable                               (3,005)      (3,153)     (10,217)
Other assets and
  liabilities, excluding
  cash acquired                                (4,069)         825          808
Common Shares
  issued and
  issuable                                   (158,059)     (76,395)    (144,486)
Preferred Stock
  issued to TDS                                    --           --      (19,690)
Equity contributions
  from TDS                                     (9,425)      (6,625)        (427)
                                            -----------------------------------
Decrease in cash due
  to acquisitions                           $   9,964    $  11,130    $   7,130
                                            -----------------------------------
                                            -----------------------------------


Following are supplemental cash flow disclosures regarding interest and income taxes paid and other noncash transactions.


                                                   Year Ended December 31,
                                            -----------------------------------
                                                1993        1992         1991
                                            -----------------------------------
                                                   (DOLLARS IN THOUSANDS)
Interest paid                                 $ 3,007      $   901      $ 1,800
Income taxes paid                               2,237        1,406           13
                                            -----------------------------------
                                            -----------------------------------
Depreciation and
  amortization expense:
    Depreciation                              $25,665      $16,606       $8,814
    Amortization
      - License                                18,189       11,445        9,992
      - Deferred start-up                       1,817        1,980        1,461
      - Other                                     273          205          139
                                            -----------------------------------
Total depreciation
  and amortization
  expense                                     $45,944      $30,236      $20,406
                                            -----------------------------------
                                            -----------------------------------


During 1993, USM converted $340.7 million of debt under the Revolving Credit Agreement into equity through the issuance of approximately 4.8 million Common Shares and 5.5 million Series A Common Shares to TDS in connection with the Rights Offering.

During 1993, USM recorded $40.3 million of additional borrowings under the Revolving Credit Agreement as reimbursement to TDS for TDS Common Shares issued and issuable in lieu of 1.7 million USM Common Shares that were to be issued in 1994 through 1996 in connection with completed acquisitions.

USM converted accrued interest into debt under the Revolving Credit Agreement of approximately $28.2 million in 1993, $15.9 million in 1992 and $11.9 million in 1991. Approximately $6.6 million, $2.8 million and $2.6 million of additions to property, plant and equipment were financed through Accounts Payable-Other in 1993, 1992 and 1991, respectively.

During 1992, USM recorded a gain on the exchange of its minority interests in two Metropolitan Statistical Areas ("MSAs") which is not included in the table above. See Note 12 Gain on Sale of Cellular Interests for a discussion of the effects of the exchange.

During 1991, USM converted $110 million of Demand Notes and debt under the Revolving Credit Agreement into equity through the issuance of approximately 6.1 million USM Common Shares to TDS.


  2. ACQUISITIONS

USM has acquired cellular interests for cash, promissory notes, USM and TDS Common Shares, and shares of TDS Preferred Stock.

TDS made capital contributions totaling $9.4 million in 1993 and $7.5 million in 1992 pursuant to TDS's agreement to fund certain cellular license investments made by USM.

INFORMATION WITH RESPECT TO RSA TRANSFERS
USM entered into two agreements during 1990 to acquire from TDS certain rights, held directly and indirectly by TDS, in construction permits, licenses and licensees for 51 Rural Service Areas ("RSAs"). USM agreed to issue an aggregate of 10.15 million shares of common stock to TDS, consisting of 3.05 million Common Shares and 7.10 million Series A Common Shares.

In 1993, one RSA Interest was transferred to USM for which USM delivered 31,281 Common Shares and 75,002 Series A Common Shares to TDS. In 1992, four RSA Interests were transferred to USM for which USM delivered 385,206 Common Shares and 923,588 Series A Common Shares to TDS.

INFORMATION WITH RESPECT TO ACQUISITIONS
COMPLETED ACQUISITIONS. In addition to the RSA transferred from TDS during 1993, USM completed the acquisition of controlling interests in 25 markets and several minority interests representing approximately 3.8 million population equivalents for a total consideration of $284.5 million as shown in the following table.


                                                                 Consideration
                                                                 -------------
                                                                  (MILLIONS)
5.5 million Common Shares to TDS (1)                               $  150.3
157,000 Common Shares issued to third parties                           4.7
140,000 Common Shares Issuable to
  third parties in the future                                           3.0
Increase in Revolving Credit Agreement(1)                             101.5
Equity contribution from TDS                                            9.4
Subsidiary Preferred Stock                                              2.9
Cash                                                                   12.7
                                                                 -------------
  Total                                                            $  284.5
                                                                 -------------
                                                                 -------------


(1) ISSUED TO REIMBURSE TDS FOR TDS SECURITIES AND CASH PAID TO THIRD PARTIES IN CONNECTION WITH THE ACQUISITIONS.


In addition to the RSAs transferred from TDS during 1992, USM completed the acquisition of controlling interests in 13 markets and several minority interests representing approximately 2.6 million population equivalents for a total consideration of $160.9 million as shown in the following table.


                                                                  Consideration
                                                                  -------------
                                                                   (MILLIONS)
2.8 million Common Shares to TDS (1)                              $     55.4
130,000 Common Shares issued to third parties                            2.8
778,000 Common Shares Issuable to
  third parties in the future                                           16.7
Increase in Revolving Credit Agreement (1)                              70.7
Equity contribution from TDS                                             6.9
Cash                                                                     8.4
                                                                  -------------
  Total                                                           $    160.9
                                                                  -------------
                                                                  -------------


(1) ISSUED TO REIMBURSE TDS FOR TDS SECURITIES AND CASH PAID TO THIRD PARTIES IN CONNECTION WITH THE ACQUISITIONS.


Assuming that the 1993 and 1992 acquisitions discussed above, which were accounted for as purchases, had taken place on January 1, 1992, unaudited pro forma results of operations would have been as follows:


                                                        Year Ended December 31,
                                                       ------------------------
                                                           1993          1992
                                                       ------------------------
                                                         (DOLLARS IN THOUSANDS,
                                                       EXCEPT PER SHARE AMOUNTS)
Service Revenues                                       $  247,412    $  179,880
Equipment Sales                                            11,324        10,877
Interest Expense
  (including cost to
  finance acquisitions)                                    34,036        30,861
Net (Loss)                                                (34,772)      (23,053)
(Loss) per
  Common Share                                         $     (.58)     $   (.35)
                                                       ------------------------
                                                       ------------------------


PENDING ACQUISITIONS. At December 31, 1993, the Company, or TDS for the benefit of the Company, had entered into agreements to acquire controlling interests in nine markets and a minority interest representing approximately 1.2 million population equivalents for an aggregate consideration estimated to be approximately $128.4 million. If all of the pending acquisitions are completed as planned, the Company will issue approximately 49,000 of its Common Shares and pay approximately $4.5 million in cash. TDS will pay approximately $123.0 million in cash and TDS Common Shares. Any cellular interests acquired by TDS in these transactions will be assigned to the Company and the Company will reimburse TDS for TDS's consideration delivered and costs incurred in such acquisitions in the form of Common Shares of the Company and notes payable.

In addition to the agreements above, the Company has agreements to acquire interests representing 302,000 population equivalents in three markets. The consideration for these acquisitions will be determined based on future appraisals of the fair market values of the interests to be acquired.


3. INVESTMENTS IN CELLULAR PARTNERSHIPS

Investments in cellular partnerships consist of amounts invested in cellular entities in which USM holds a minority or noncontrolling interest. Investments in cellular partnerships consist of long-term investments and investments held for sale or exchange, as follows:


                                                             December 31,
                                                       ------------------------
                                                         1993           1992
                                                       ------------------------
                                                        (DOLLARS IN THOUSANDS)
Long-term Investments:
  Capital contributions,
     loans and advances                                $  66,515      $  67,941
  Cumulative share of
    partnership income                                    52,296         32,994
  Cumulative share of
    partnership distributions                            (41,633)       (29,934)
                                                       ------------------------
                                                          77,178         71,001
Investments Held for
Sale or Exchange:
  Capital contributions, net
    of partnership distributions                          12,926         15,405
                                                       ------------------------
Total investment in
  nonconsolidated partnerships                         $  90,104      $  86,406
                                                       ------------------------
                                                       ------------------------


USM follows the equity method of accounting for its long-term investments which recognizes, on a current basis, USM's proportionate share of the incomes and losses accruing to it under the terms of its partnership and shareholder agreements. The equity method is followed for minority interests in markets that are managed by USM and for certain markets managed by others.

USM follows the cost method of accounting for its investments in markets held for sale or exchange, and such investments are recorded at the lower of cost or market value. It is not practicable to estimate the fair value of USM's investments in cellular partnerships held for sale or exchange due to the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The $12.9 million carrying amount at December 31, 1993, represents primarily the original cost of the investments, which management believes is not impaired. USM's unaudited proportionate share of the incomes or (losses) of cellular investments accounted for under the cost method and therefore not included in the Consolidated Statements of Operations were approximately $838,000, $302,000, and ($354,000) for the years December 31, 1993, 1992 and 1991, respectively. USM's proportionate share of all such incomes or (losses) since the inception of operations or acquisition was ($2.1 million) at December 31, 1993.

The following summarizes the unaudited assets, liabilities and partners' capital, and the results of operations of the cellular system partnerships in which USM's investments are accounted for by the equity method.


                                                              December 31,
                                                       ------------------------
                                                            1993           1992
                                                       ------------------------
                                                        (DOLLARS IN THOUSANDS)
Assets
  Current                                              $ 134,289      $ 102,644
  Due from affiliates                                     34,156         18,949
  Property and other                                     453,150        419,492
                                                       ------------------------
                                                       $ 621,595      $ 541,085
                                                       ------------------------
                                                       ------------------------
Liabilities and
Partners' capital
  Current liabilities                                  $ 110,960      $  80,776
  Due to affiliates                                       34,363         37,251
  Deferred credits                                         1,296            226
  Long-term debt                                           4,462         20,063
  Partners' capital                                      470,514        402,769
                                                       ------------------------
                                                       $ 621,595      $ 541,085
                                                       ------------------------
                                                       ------------------------



                                                 Year Ended December 31,
                                        ---------------------------------------
                                           1993           1992           1991
                                        ---------------------------------------
                                                 (DOLLARS IN THOUSANDS)
Results of Operations
Revenues                                $ 703,601      $ 537,813      $ 447,692
Costs and
  expenses                                518,142        399,409        307,532
Other income
  (expense)                               (14,246)        (2,531)         1,352
                                        ---------------------------------------
Net income
  before cumulative
  effect of accounting
  changes                                 171,213        135,873        141,512
Cumulative effect
  of accounting
  changes                                     110         (1,495)        (4,658)
                                        ---------------------------------------
Net income                              $ 171,323      $ 134,378      $ 136,854
                                        ---------------------------------------
                                        ---------------------------------------


Two agents of a competing carrier of the Los Angeles SMSA Limited Partnership (the "Partnership") have named the Partnership in several complaints against the carrier. The general allegations include violations of California Unfair Practices Act and price fixing.

On November 24, 1993, a class action suit was filed against the Partnership and another cellular carrier alleging conspiracy to fix the price of cellular service in violation of state and federal antitrust laws. The plaintiffs are seeking substantial monetary damages and injunctive relief.

The ultimate outcome of these actions is uncertain at this time. Accordingly, no accrual for these matters has been made.

4. INVESTMENT IN LICENSES

Investment in licenses consists of the costs incurred in acquiring Federal Communications Commission ("FCC") licenses or interests in entities which have filed for or have been awarded FCC licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interests in cellular entities awarded licenses; amounts paid for legal, engineering and consulting services; amounts incurred by USM and its parent, TDS, in acquiring these interests; and goodwill. These costs are being amortized over 40 years, upon commencement of operations, or at the date of acquisition when USM's interest is in an operating system. Effective January 1, 1992, USM prospectively changed its amortization period for license costs from 20 years to 40 years to conform with industry practices. Costs applicable to unsuccessful license applications and acquisitions are charged to expense. Cellular license costs with an unamortized financial reporting basis of approximately $258.0 million have no tax basis because the associated purchase transactions were structured to be tax-free. This basis difference is goodwill and no deferred taxes have been provided.

Investment in licenses consists of the following:


                                                              December 31,
                                                        -----------------------
                                                          1993           1992
                                                        -----------------------
                                                         (DOLLARS IN THOUSANDS)
License acquisitions and goodwill                       $854,991       $561,534
Professional services                                     12,144         10,001
USM and TDS costs                                          3,814          3,806
                                                        -----------------------
                                                         870,949        575,341
Less accumulated
  amortization                                            46,458         28,170
                                                        -----------------------
                                                        $824,491       $547,171
                                                        -----------------------
                                                        -----------------------



5. MARKETABLE EQUITY SECURITIES

At December 31, 1993 and 1992 USM's noncurrent marketable equity securities are carried at the lower of cost ($18.2 million) or market value ($17.6 million in 1993 and $19.5 million in 1992) resulting in an unrealized loss of $626,000 in 1993 and an unrealized gain of $1.3 million in 1992. The market value for the marketable equity securities is based on quoted market prices.


6. REVOLVING CREDIT AGREEMENT

USM has unsecured notes payable to TDS and Telecommunications Technologies Fund, Inc. ("TTF"), a wholly owned subsidiary of TDS, pursuant to a Revolving Credit Agreement. USM repaid approximately $377.5 million of debt under the Revolving Credit Agreement with the proceeds of its 1993 Rights Offering.

The terms of the Revolving Credit Agreement provide for borrowings with interest, at the prime rate plus 1.5% (for a rate of 7.5% at December 31, 1993), due quarterly. The Revolving Credit Agreement has been amended by TDS from time to time to change the size of the borrowing facility. Most recently, the facility was amended effective November 15, 1993, in connection with the Rights Offering to provide for borrowings up to a maximum of $250 million. Any borrowing under the Revolving Credit Agreement may be prepaid in whole or in part, without premium, with any prepayment reinstating credit in the amount of such prepayment. No principal under the Revolving Credit Agreement is due until March 31, 1996, on which date the Revolving Credit Agreement terminates and all unpaid principal and accrued interest thereon are due and payable. The terms of the Revolving Credit Agreement also include, among others, restrictions on incurring additional indebtedness and on paying dividends. The carrying value of USM's borrowings under the Revolving Credit Agreement approximates their fair value, as the Revolving Credit Agreement is variable debt with the interest rate based on the prime rate.


7. LONG-TERM DEBT

USM has two arrangements for the financing of cellular system equipment and construction costs with an equipment vendor. One is arranged through the individual entities which USM manages and the other is with USM directly. The carrying value of USM's borrowings under the two vendor financing arrangements approximates their fair value. The fair value of USM's long-term debt is estimated using a discounted cash flow analysis. The loans under the first arrangement bear interest at a rate approximating the prime rate (6.0% at December 31, 1993) and have interest deferred during the first year. Deferred interest and principal must be repaid over the succeeding seven years. The loans are secured by all of the assets of these individual entities and by some or all of the various owners' interests in the entities. Amounts borrowed which relate to goods or services not provided by the vendor are guaranteed by USM.

As of December 31, 1993, $22.2 million of financing had been completed under this arrangement, including $21.0 million for those subsidiaries and partnerships included in the consolidated financial statements, and $1.2 million for those managed subsidiaries and partnerships in which USM has a minority interest and follows the equity method of accounting. The amount of financing outstanding for all managed subsidiaries and partnerships at December 31, 1993 was $5.0 million.

During 1991, USM entered into an additional long-term financing agreement with the same equipment vendor. The agreement provided for new borrowings of up to $52 million to finance USM's equipment purchases and construction costs, and for the refinancing of previous borrowings of up to $4 million. The borrowings are senior obligations of USM and are collateralized by a secured interest in the tangible assets (excluding customer accounts receivable) and certain intangible assets of certain of USM's operating subsidiaries, excluding any interest in such operating subsidiaries' FCC licenses. Borrowings have terms of seven to eight years at an interest rate of 2.3% over the 90-day Commercial Paper Rate of high-grade, unsecured notes (for a rate of 5.6% at December 31, 1993). At December 31, 1993, the amount of new borrowings outstanding was $49.0 million and the amount of refinancing of previous borrowings outstanding was $3.9 million.

Long-term debt is as follows:


                                                               December 31,
                                                         ----------------------
                                                            1993         1992
                                                         ----------------------
                                                         (DOLLARS IN THOUSANDS)
Vendor financing arrangement
  (including deferred interest)                          $57,433        $64,866
Other long-term notes issued
  in connection with an
  acquisition, 8.0% to 10.0%                               5,498            685
                                                         ----------------------
                                                          62,931         65,551
Less current portion                                      11,801          8,906
                                                         ----------------------
                                                         $51,130        $56,645
                                                         ----------------------
                                                         ----------------------


Long-term debt principal payment requirements are $11.8 million, $11.4 million, $9.7 million, $9.7 million and $9.8 million for the years 1994 through 1998, respectively.


8. COMMON STOCK

COMMON SHARES ISSUABLE
Certain of the cellular acquisition agreements closed during 1993, 1992, 1991 and 1990 require USM to deliver Common Shares in the future. USM is required to issue Common Shares to third parties as follows:


                                                              Common Shares
                                                                 Issuable
                                                              -------------
1994                                                            4,524,883
1995                                                              263,013
1996                                                              178,823
                                                              -------------
                                                                4,966,719
                                                              -------------
                                                              -------------


EMPLOYEE BENEFIT PLANS

The following table summarizes Common Shares issued for the employee benefit plans described below.


                                                       Year Ended December 31,
                                                     --------------------------
                                                      1993      1992      1991
                                                     --------------------------
Tax-Deferred Savings Plan                            23,058    18,944     9,827
Employee Stock
  Purchase Plan                                      21,584    16,716    18,693
Employee stock options and
  stock appreciation rights                           6,210     1,140        --
                                                     --------------------------
                                                     50,852    36,800    28,520
                                                     --------------------------
                                                     --------------------------


TAX-DEFERRED SAVINGS PLAN. USM has reserved 52,004 Common Shares for issue under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in TDS Common Shares, USM Common Shares or four other non-affiliated funds.

EMPLOYEE STOCK PURCHASE PLAN. USM sold 35,409 Common Shares to its employees and employees of its subsidiaries at $13.45 per share in connection with the 1990 Employee Stock Purchase Plan.

USM has reserved 80,000 Common Shares for sale to employees of USM and its subsidiaries at $16.15 per share in connection with the 1992 Employee Stock Purchase Plan.

STOCK OPTION AND STOCK APPRECIATION RIGHTS PLAN. USM has reserved 260,000 Common Shares and 55,000 Series A Common Shares for options granted to key employees. USM has established a Stock Option and Stock Appreciation Rights Plan (as amended on February 1, 1991) that provides for the grant of stock options and stock appreciation rights to officers and employees. The options are exercisable one year from the date of the award through November 1, 1997, or thirty days following the date of the employee's termination of employment, if earlier. At December 31, 1993, 56,659 stock options were outstanding at a price of $15.67 per share.

Stock Appreciation Rights ("SARs") allow the grantee to receive an amount in Common Shares or cash, or a combination thereof, equivalent to the difference between the excercise price and the fair market value of the Common Shares on the exercise date. At December 31, 1993, 51,600 Common Share SARs and 36,000 Series A Common Share SARs were outstanding at $15.00 per share. These rights expire from 1998 to 2003 or the date of the person's termination of employment, if earlier. During 1993 and 1992, 1,800 and 600 Common Share SARs were exercised, respectively. Compensation expense, measured on the difference between the option prices and the year-end market price of the Common Shares, aggregated $598,000 in 1993, $67,000 in 1992 and $101,000 in 1991.

RIGHTS OFFERING
In the fourth quarter of 1993, USM completed a rights offering to holders of its common stock. Pursuant to the rights offering, common shareholders received one right for every five shares owned on October 22, 1993. Each right enabled the holder to purchase one additional share of common stock at the exercise price of $33.00 per share, which was a 10% discount from the closing market price of USM's Common Shares on October 22, 1993. USM issued approximately 5.9 million Common Shares and 5.5 million Series A Common Shares in connection with the rights offering. Approximately 4.8 million Common Shares and all of the Series A Common Shares were purchased by TDS.

SERIES A COMMON SHARES
Series A Common Shares are convertible on a share-for-share basis into Common Shares. As of December 31, 1993, all of USM's outstanding Series A Common Shares were held by TDS.


9. REDEEMABLE PREFERRED STOCK

Redeemable Preferred Stock, authorized 5,000,000 shares, has a stated liquidation value of $100 per share, is not entitled to any dividends and is redeemable in 1994 through 1996. The Redeemable Preferred Stock is issuable in series by the Board of Directors, who esatablish the terms of the issue. At December 31, 1993, all shares of Redeemable Preferred Stock were held by TDS as reimbursement for shares of TDS Preferred Stock issued in connection with acquisitions. The fair value of Redeemable Preferred Stock is estimated to be approximately $36.1 million using the net present value of the Common Shares to be issued upon conversion, valued at the December 31, 1993, quoted market price. At December 31, 1993, all of the Redeemable Preferred Stock is redeemable by USM by the delivery of Common Shares as shown in the following table.


             Number of                                             Amount
           Common Shares                   Outstanding          Outstanding
         Deliverable Upon      Year of      Preferred           December 31,
Series      Redemption       Redemption      Shares           1993        1992
- --------------------------------------------------------------------------------
                                                          (DOLLARS IN THOUSANDS)
   A           55,213           1994          8,618        $    862    $    862
   B           55,213           1995          8,282             828         828
   C          354,565           1996         51,107           5,111       5,111
   D          267,339           1996         44,865           4,486       4,486
   E          416,011           1995         84,030           8,403       8,403
- --------------------------------------------------------------------------------
            1,148,341                       196,902          19,690      19,690
Less current portion                                            862          --
                                                           --------------------
                                                           $ 18,828    $ 19,690
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


All of the preferred shares outstanding at December 31, 1993 were issued in 1991, and no shares have yet been redeemed.


10. INCOME TAXES

USM is included in a consolidated federal income tax return with other members of the TDS consolidated group.

TDS and USM entered into a Tax Allocation Agreement (the "Agreement") effective July 1, 1987. The Agreement provides that USM and its subsidiaries be included in a consolidated federal income tax return with the TDS affiliated group unless TDS requests otherwise. USM and its subsidiaries calculate their losses and credits as if they comprised a separate affiliated group. Under the Agreement, USM is able to carry forward its losses and credits and use them to offset any future income tax liabilities to TDS. The amount of federal net operating loss carryforward available to offset future taxable income aggregated approximately $148.2 million at December 31, 1993, and expires between 2002 and 2008.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires companies to record all deferred tax liabilities or assets for the deferred tax consequences of all temporary differences. Additionally, the statement requires that deferred tax balances be adjusted to reflect new tax rates when they are enacted into law. The cumulative effect of the implementation of SFAS 109 on years prior to 1993 had an immaterial effect on the Consolidated Statement of Operations. Income tax expense for 1993 reflects the new method of accounting; income tax expense for prior years has not been restated.

In August of 1993, the Revenue Reconciliation Act of 1993 increased the statutory federal corporate income tax rate from 34 percent to 35 percent. 1993 federal income tax expense was not affected as a result of this change.

Federal income tax expense in 1993 and 1992 primarily relates to a consolidated subsidiary not included in the TDS consolidated federal income tax return. State income tax expense in 1993 was primarily related to subsidiaries generating taxable income after utilization of state net operating losses. State income tax expense in 1992 was primarily generated by the gains on the sale and exchange of celular interests completed in 1992. The amount of state net operating loss carryforward available to offset future taxable income aggregated approximately $197.1 million at December 31, 1993, and expires between 1998 and 2008. Income tax provisions charged to expense are summarized below:


                                                  Year Ended December 31,
                                          -------------------------------------
                                            1993           1992            1991
                                          -------------------------------------
                                                   (DOLLARS IN THOUSANDS)
Federal income taxes
  Current                                 $ 1,491        $   805           $ --
  Deferred                                   (109)             6             --
State income taxes
  Current                                     840          1,130             16
  Deferred                                    470             46             --
                                          -------------------------------------
Income tax expense                        $ 2,692        $ 1,987           $ 16
                                          -------------------------------------


The components of the Company's deferred tax assets and liabilities at December 31, 1993 were as follows:


                                                        Deferred    Income Tax
                                                        -----------------------
                                                         Assets     Liabilities
                                                        -----------------------
                                                         (Dollars in thousands)
Net operating loss carryforwards                        $ 62,272       $     --
Property, plant and equipment                                 --          9,914
Marketable equity securities                                  --          6,797
Partnership investments                                       --          9,398
Licenses                                                      --          9,204
Other                                                        968             --
                                                        -----------------------
                                                          63,240         35,313
Less: valuation allowance                                 30,317             --
                                                        -----------------------
                                                        $ 32,923       $ 35,313
                                                        -----------------------
                                                        -----------------------


A valuation allowance has been provided when it is more likely than not that some portion of the deferred tax asset will not be realized. USM has established a valuation allowance primarily for operating loss carryforwards that may expire before they can be utilized. During 1993, the valuation allowance increased $10.5 million primarily due to USM's 1993 net operating loss. USM had current deferred tax assets totaling $595,000 at December 31, 1993, resulting primarily from the allowance for customer receivables.

The statutory federal income tax rate is reconciled to the Company's effective income tax rate below.


                                                        Year Ended December 31,
                                                      -------------------------
                                                       1993      1992      1991
                                                      -------------------------
Statutory federal income
  tax rate                                             35.0%     34.0%     34.0%
State income taxes,
  net of federal benefit                               (3.1)      8.4        --
Amortization of license costs                          (6.8)     17.3      (6.7)
Effects of corporations not
  included in consolidated
  federal income tax return                            (6.2)     11.5        --
Effects of the Tax
  Allocation Agreement                                (30.7)    (46.9)    (27.3)
                                                      -------------------------
Effective income
  tax rate                                            (11.8)%    24.3%       --%
                                                      -------------------------



11. RELATED PARTIES

USM is billed for all services it receives from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to USM and upon allocations of common expenses. Such allocations are based upon the relationship of USM's assets and revenues to the total assets and revenues of TDS. Management believes the method used to allocate common expenses is reasonable. Billings to USM from TDS amounted to $22.9 million in 1993, $13.8 million in 1992 and $9.9 million in 1991. Management believes that all expenses and costs applicable to USM are reflected in the accompanying financial statements on a basis which is representative of what they would have been if USM operated on a stand-alone basis.

All markets managed by USM are billed for services they receive from USM consisting primarily of accounting, billing and engineering services. Such billings are based on expenses specifically identified to each market and upon allocations of common expenses. Such allocations are based upon the relationships of each market's assets and revenues to the total assets and revenues of all the markets managed by USM. Billings to nonconsolidated, managed markets amounted to $7.6 million in 1993, $7.5 million in 1992 and $6.4 million in 1991. Management believes that all expenses and costs applicable to each market are representative of what they would have been if each managed market operated on a stand-alone basis.

Interest income includes interest on loans to managed unconsolidated markets used to fund ongoing construction and operating expenses. Interest income from these markets amounted to $1.9 million in 1993, $2.1 million in 1992 and $1.4 million in 1991.

USM has a Cash Management Agreement with TDS under which USM may from time to time deposit its excess cash with TDS for investment under TDS's cash management program. Deposits made under the agreement are available to USM on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in THE WALL STREET JOURNAL, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits.


12. GAIN ON SALE OF CELLULAR INTERESTS

Gains in 1993 reflect primarily the sale of two cellular minority interests. USM received $6.8 million cash consideration on the sales.

Gains in 1992 reflect the sales and exchange of minority- and majority-owned cellular interests as follows: (a) USM transferred its controlling interests in two RSAs, its minority interests in two MSAs and approximately $2.9 million in cash in exchange for controlling interests in two other MSAs and a minority interest in a combined MSA/RSA system. The exchange of the controlling interests in the RSAs has been recorded using book values, with no gain or loss recognized on the exchange. The exchange of the minority interests in the two MSAs has been recorded at the fair market value of approximately $15.7 million. A gain of $11.4 million, representing the excess of the fair market value of the MSA interests traded over the book value of such interests, was included in income for 1992. (b) USM sold a majority interest in an MSA in exchange for certain marketable equity securities then valued at $18.2 million. A gain of $17.1 million was recognized on the sale. (c) USM sold a minority interest in an MSA for $3.8 million in cash. A gain of $2.9 million was recognized on the sale.

Gains in 1991 reflect primarily the sale of two cellular minority interests. USM received $752,000 cash consideration on the sales.


13. LEASE COMMITMENTS

USM and certain of its majority-owned partnerships and subsidiaries lease certain office and cell site locations under operating leases. Future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 1993 are as follows:


                                                                 Minimum
                                                             Future Rentals
                                                             --------------
                                                      (DOLLARS IN THOUSANDS)
1994                                                          $   4,889
1995                                                              4,186
1996                                                              3,578
1997                                                              3,009
1998                                                              2,982
                                                             --------------
                                                              $  18,644
                                                             --------------


Rent expense totaled $4.7 million in 1993, $3.2 million in 1992 and $3.1 million in 1991.


14. COMMITMENTS AND
    CONTINGENCIES

The partnerships and corporations in which USM is a partner or shareholder are in various stages of development. USM expects to spend approximately $160 million during 1994 for both enhancements to existing systems and construction of new systems. Planned expenditures for enhancements of existing majority-owned cellular systems, including additional radio channel capacity as well as new cell sites, total about $140 million. Anticipated expenditures for construction of switching offices and digital expansion total $7 million. Under the terms of certain partnership and shareholder agreements, USM may be committed to funding other partners' or shareholders' portion of construction and other costs, if sufficient financing is not available to the individual entities. USM does not expect such individual financing shortfalls to be material. Investments in cellular partnerships, primarily minority-owned and managed partnerships, are expected to total $5 million in 1994.

USM has an ongoing acquisition program to maximize its growth. For a discussion of pending acquisitions see Note 2 Acquisitions.

Under USM's financing arrangement with an equipment vendor, amounts borrowed which relate to goods or services not provided by that vendor are guaranteed by USM. As of December 31, 1993, long-term debt in the amount of $2.5 million was guaranteed by USM under this arrangement.

15. LEGAL PROCEEDINGS

The Company is involved in a number of legal proceedings before the FCC and various state and federal courts. In some cases, the litigation involves disputes regarding rights to certain cellular telephone systems. The more significant proceedings involving the Company are described in the following paragraphs.

LA STAR APPLICATION. Star Cellular Telephone Company, Inc. ("Star Cellular"), an indirect, wholly owned subsidiary of USM, is a 49% owner of La Star Cellular Telephone Company ("La Star"), an applicant for a construction permit for a cellular system in St. Tammany Parish in the New Orleans MSA. In June 1992, the FCC affirmed an Administrative Law Judge's order which had granted the mutually exclusive application of New Orleans CGSA, Inc. ("NOCGSA") and dismissed La Star's application. The ground for the FCC's action was its finding that Star Cellular, and not the 51% owner, SJI Cellular Inc. ("SJI"), in fact controlled La Star. La Star, TDS and USM have appealed that order to the United States Court of Appeals of the District of Columbia Circuit and those appeals are pending.

In a footnote to its decision, the FCC stated, in part, that "Questions regarding the conduct of SJI and [USM] in this case may be revisited in light of the relevant findings and conclusions here in future proceedings where the other interests of these parties have decisional significance. Certain adverse parties have attempted to use the footnote in the La Star decision in a number of unrelated, contested proceedings which TDS and USM have pending before the FCC. In addition, since the La Star proceeding, FCC authorizations in uncontested FCC proceedings have been granted subject to any subsequent action the FCC may take concerning the La Star footnote.

On February 1, 1994, in a proceeding involving a license originally issued to TDS for a rural service area in Wisconsin, the FCC instituted a hearing to determine whether in the La Star case USM had misrepresented facts to, lacked candor in its dealings with or attempted to mislead the FCC and, if so, whether TDS possesses the requisite character qualifications to hold that Wisconsin license. The FCC stated that, pending resolution of the issues in the Wisconsin proceeding, further grants to TDS and its subsidiaries will be conditioned on the outcome of that proceeding. TDS was granted interim authority to continue to operate the Wisconsin system pending completion of the hearing.

An adverse finding in the Wisconsin hearing could result in a variety of possible sanctions, ranging from a fine to loss of the Wisconsin license, and could, as stated in the FCC order, be raised and considered in other proceedings involving TDS and its subsidiaries. TDS and USM believe they acted properly in connection with the La Star application and that the findings and record in the La Star proceeding are not relevant in any other proceeding involving their FCC license qualifications.

TOWNES TELECOMMUNICATIONS, INC., ET. AL. V. TDS, ET. AL. Plaintiffs Townes Telecommunications, Inc. ("Townes"), Tatum Telephone Company ("Tatum Telephone") and Tatum Cellular Telephone Company ("Tatum Cellular") filed a suit in the District Court of Rusk County, Texas, against both TDS and USM as defendants. Plaintiff Townes alleges that it entered into an oral agreement with defendants which established a joint venture to develop cellular business in certain markets. Townes alleges that defendents usurped a joint venture opportunity and breached fiduciary duties to Townes by purchasing interests in nonwireline markets in Texas RSA #11 and the Tyler (Texas) MSA on their own behalf rather than on behalf of the alleged joint venture. In its Fifth Amended Original Petition Townes seeks unspecified damages not to exceed $33 million for usurpation, breach of fiduciary duty, civil conspiracy, breach of contract and tortious interference. Townes also seeks imposition of a constructive trust on defendants' profits from Texas RSA #11 and the Tyler (Texas) MSA and transfer of those interests to the alleged joint venture. In addition Townes seeks reasonable attorneys' fees equal to one-third of the judgement, along with prejudgement interest. Plaintiffs Tatum Telephone and Tatum Cellular seek a declaration that transfers by defendants of a 49% interest in Tatum Cellular violated a five-year restriction on alienation of Tatum Cellular shares contained in a written shareholders' agreement. Tatum Telephone and Tatum Cellular seek to void the transfers. All plaintiffs together seek as much as $200 million in punitive damages.

Defendants have asserted meritorious defenses to each of the plaintiffs' claims and are vigorously defending this case. Discovery is ongoing. A jury trial in this case is set to commence on April 25, 1994.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF UNITED STATES CELLULAR
CORPORATION:

We have audited the accompanying consolidated balance sheets of United States Cellular Corporation (a Delaware corporation and an 85.1%-owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of the Los Angeles SMSA, Baton Rouge MSA and Nashville/Clarksville MSA limited partnerships. The Company's investment in these partnerships is reflected in the accompanying financial statements using the equity method of accounting. The investment in these limited partnerships represented $38,447,000 and $33,209,000 (or 3.1% and 3.9%) of total consolidated assets at December 31, 1993 and 1992, respectively, and the equity in their income represents $15,364,000, $10,436,000 and $6,242,000 for the years ended December 31, 1993, 1992 and 1991, respectively, and is included in the consolidated net (loss) income. The summarized financial information contained in Note 3 of the Notes to Consolidated Financial Statements includes financial information for the aforementioned partnerships. The financial statements of those limited partnerships were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those limited partnerships, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of United States Cellular Corporation and Subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in "Change in Accounting Principle" in Note 1 of the Notes to Consolidated Financial Statements, the method of accounting for cellular sales commissions was changed effective January 1, 1991. As discussed in Note 10 of the Notes to Consolidated Financial Statements, the method of accounting for income taxes was changed effective January 1, 1993.

The report of other auditors on the Los Angeles SMSA Limited Partnership referred to above includes explanatory paragraphs relating to uncertainties as discussed in Note 3 of the Notes to Consolidated Financial Statements. The ultimate outcome of these actions are uncertain at this time. Accordingly, no accrual for these matters has been made in the consolidated financial statments.

As discussed in Note 15 of the Notes to the Consolidated Financial Statements, the Company is a defendant in a lawsuit involving a joint venture opportunity, a shareholders' agreement and other related matters. The ultimate outcome from the litigation cannot presently be determined. Accordingly, no provision for any liability which may result has been made in the consolidated financial statements.


/s/ Arthur Andersen & Co.

Chicago, Illinois
February 7, 1994

SELECTED CONSOLIDATED FINANCIAL DATA


                                                        Year Ended or at December 31,
                                        ----------------------------------------------------------
                                              1993        1992        1991        1990        1989
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                        ----------------------------------------------------------
OPERATING DATA
Service Revenues                        $  236,749   $  154,822   $  91,977   $  54,930   $  32,857
Equipment Sales                             10,510        9,263       7,500       7,522       7,078
Operating (Loss) Before Minority
  Share                                     (8,656)     (12,705)    (16,831)     (9,141)    (15,636)
Minority share of operating (income)
  loss                                      (3,496)      (2,615)     (1,467)       (155)        966
Operating (Loss)                           (12,152)     (15,320)    (18,298)     (9,296)    (14,670)
Investment income, net of related
  amortization expense                      16,005       11,859       6,871       6,153       1,937
Gain on sale of cellular interests           4,851       31,396         557         842          --
(Loss) Income Before Income
  Taxes                                    (22,749)       8,181     (24,357)    (14,641)    (18,254)
Net (Loss) Income Before Cumulative
  Effect of a Change in Accounting
  Principle                                (25,441)       6,194     (24,373)    (14,723)    (18,333)
Cumulative Effect of a Change
  in Accounting Principle                       --           --     (10,269)         --          --
Net (Loss) Income                       $  (25,441)  $    6,194   $ (34,642)  $ (14,723)  $ (18,333)
Weighted Average Common and
  Series A Common Shares (000s)             57,152       57,778      38,715      28,644      28,311
(Loss) Income Per Common and
  Series A Common Share:
    Before Cumulative Effect of a
    Change in Accounting Principle      $     (.45)  $      .11   $    (.63)  $    (.51)  $    (.65)
    Cumulative Effect of a Change
      in Accounting Principle                   --           --        (.26)         --          --
    Net (Loss) Income                   $     (.45)  $      .11   $    (.89)  $    (.51)  $    (.65)

BALANCE SHEET DATA
Working Capital                         $  (28,386)  $  (17,827)  $    (614)  $    (979)  $  (9,195)
Property, Plant and Equipment,
  net                                      246,414      158,948     109,305      44,334      32,940
Investments -
  Cellular partnerships                     90,104       86,406      75,089      56,489      41,727
  Licenses, net of accumulated
   amortization                            824,491      547,171     386,489     141,107      72,966
  Marketable equity securities              17,584       18,210          --          --          --
Total Assets                             1,245,396      855,579     616,786     279,844     172,629
Long-Term Debt, excluding current
  portion                                   51,130       56,645      26,959      10,703       9,276
Revolving Credit Agreement-TDS             141,524      265,766     166,501     129,005      56,708
Redeemable Preferred Stock,
  excluding current portion                 18,828       19,690      19,690          --          --
Common Shareholders' Equity             $  940,128   $  450,984   $ 360,749   $ 112,380   $  81,841


CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)


                                                                     Quarter Ended
                                                   ---------------------------------------------
                                                    March 31     June 30    Sept. 30     Dec. 31
                                                   ---------------------------------------------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1993
Service Revenues                                   $  45,434   $  55,621   $  67,102   $  68,592
Equipment Sales                                        2,335       2,635       2,081       3,459
Operating (Loss) Income Before Minority Share         (3,380)        560         228      (6,064)
Gain on Sale of Cellular Interests                        --          --       4,851          --
Net (Loss)                                         $  (9,208)  $  (4,195)  $    (843)  $ (11,195)
Weighted Average Common and
  Series A Common Shares (000s)                       53,991      54,836      56,296      63,483
(Loss) Per Common and Series A Common Share        $    (.17)  $    (.08)  $    (.01)  $    (.18)

1992
Service Revenues                                   $  29,261   $  38,308   $  42,154   $  45,099
Equipment Sales                                        1,495       2,428       2,360       2,980
Operating (Loss) Before Minority Share                (2,680)       (731)     (2,687)     (6,607)
Gain on Sale of Cellular Interests                    14,875          --        (544)     17,065
Net Income (Loss)                                   $  8,284   $  (4,026)  $  (5,999)  $   7,935
Weighted Average Common and
  Series A Common Shares (000s)                       55,478      50,287      50,724      59,557
Income (Loss) Per Common
  and Series A Common Share                         $    .15   $    (.08)  $    (.12)   $    .13


SHAREOWNERS' INFORMATION

UNITED STATES CELLULAR STOCK
AND DIVIDEND INFORMATION

The Company's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of February 28, 1994, the Company's Common Shares were held by 457 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

The high and low sales prices of the Common Shares as reported by the American Stock Exchange were as follows:


Calendar Period                                           Common Shares
                                                    -----------------------
                                                       High           Low
                                                    -----------------------
1993
First Quarter                                       $  24.63       $  20.75
Second Quarter                                         28.50          23.00
Third Quarter                                          34.88          27.50
Fourth Quarter                                         39.25          30.13
                                                    -----------------------
1992
First Quarter                                       $  24.25       $  20.63
Second Quarter                                         23.13          18.25
Third Quarter                                          20.50          18.38
Fourth Quarter                                         22.88          17.50
                                                    -----------------------

The Company has not paid any cash dividends and currently intends to retain all earnings for use in the Company's business. In addition, the Revolving Credit Agreement with TDS prohibits the payment of dividends on the Company's Common Shares and Series A Common Shares, except to the extent of one-half of the cumulative consolidated net income, if any, of the Company for the period after July 1, 1989.

                       CONSOLIDATED FINANCIAL STATEMENTS

     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      Year Ended December 31,
                                               -----------------------------------
                                                     1993        1992       1991
                                               -----------------------------------
                                                     (DOLLARS IN THOUSANDS,
                                                    EXCEPT PER SHARE AMOUNTS)
OPERATING REVENUES
  Service                                      $  236,749  $  154,822  $  91,977
  Equipment sales                                  10,510       9,263      7,500
                                               -----------------------------------
    Total Operating Revenues                      247,259     164,085     99,477
                                               -----------------------------------

OPERATING EXPENSES
  System operations                                67,251      48,373     30,746
  Marketing and selling                            43,478      30,643     18,053
  Cost of equipment sold                           25,688      17,311     13,575
  General and administrative                       74,471      50,824     34,665
  Depreciation                                     25,665      16,606      8,814
  Amortization of intangibles                      19,362      13,033     10,455
                                               -----------------------------------
    Total Operating Expenses                      255,915     176,790    116,308
                                               -----------------------------------

OPERATING (LOSS) BEFORE MINORITY SHARE             (8,656)    (12,705)   (16,831)
  Minority share of operating (income)             (3,496)     (2,615)    (1,467)
                                               -----------------------------------
OPERATING (LOSS)                                  (12,152)    (15,320)   (18,298)
                                               -----------------------------------
INVESTMENT AND OTHER INCOME
  Investment income                                16,922      12,456      8,008
  Amortization of license and deferred
    costs related to investments                     (917)       (597)    (1,137)
  Interest income                                   2,652       3,181      3,158
  Other (expense), net                               (915)     (2,840)      (224)
  Gain on sale of cellular interests                4,851      31,396        557
                                               -----------------------------------
    Total Investment and Other Income              22,593      43,596     10,362
                                               -----------------------------------
INCOME (LOSS) BEFORE INTEREST
  AND INCOME TAXES                                 10,441      28,276     (7,936)
  Interest expense - affiliate                     29,068      16,793     14,569
  Interest expense - other                          4,122       3,302      1,852
                                               -----------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                 (22,749)      8,181    (24,357)
  Income tax expense                                2,692       1,987         16
                                               -----------------------------------

NET (LOSS) INCOME BEFORE CUMULATIVE EFFECT OF A
  CHANGE IN ACCOUNTING PRINCIPLE                  (25,441)      6,194    (24,373)
  Cumulative effect of a change in
    accounting principle (Note 1)                      --          --    (10,269)
                                               -----------------------------------
NET (LOSS) INCOME                              $  (25,441) $    6,194  $ (34,642)
                                               -----------------------------------
                                               -----------------------------------
WEIGHTED AVERAGE COMMON AND
  SERIES A COMMON SHARES (000s)                    57,152      57,778     38,715
(LOSS) INCOME PER COMMON AND
  SERIES A COMMON SHARE:
  Before cumulative effect of a change in
    accounting principle                       $     (.45) $      .11  $    (.63)
  Cumulative effect of a change
    in accounting principle (Note 1)                   --          --       (.26)
                                               -----------------------------------
  Net (Loss) Income                            $     (.45) $      .11  $    (.89)
                                               -----------------------------------
                                               -----------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS
    ASSETS

                                                              December 31,
                                                       -------------------------
                                                               1993       1992
                                                       -------------------------
                                                         (DOLLARS IN THOUSANDS)
CURRENT ASSETS
  Cash and cash equivalents                            $      5,971   $  4,130
  Affiliated cash investments                                   303         --
  Accounts receivable
    Customers, less allowance of
      $1,413 and $1,276, respectively                        14,555      9,688
    Roaming                                                  13,484      8,748
    Affiliates                                                2,880      2,297
    Other                                                     3,714      4,043
  Inventory                                                   2,529      1,149
  Prepaid and other current assets                            2,597      1,953
                                                       -------------------------
                                                             46,033     32,008
                                                       -------------------------


PROPERTY, PLANT AND EQUIPMENT
  In service                                                306,118    193,681
  Less accumulated depreciation                              59,704     34,733
                                                       -------------------------
                                                            246,414    158,948
                                                       -------------------------


INVESTMENTS
  Cellular partnerships - equity                             77,178     71,001
  Cellular partnerships - cost                               12,926     15,405
  Licenses, net of accumulated amortization of
    $46,458 and $28,170, respectively                       824,491    547,171
  Marketable equity securities                               17,584     18,210
  Notes and interest receivable                               7,701      4,895
                                                       ------------------------
                                                            939,880    656,682
                                                       ------------------------


DEFERRED CHARGES
  Deferred start-up costs, net of accumulated
    amortization of $6,034 and $4,917, respectively           5,000      5,384
  Other deferred charges, net of accumulated
    amortization of $1,018 and $606, respectively             8,069      2,557
                                                       ------------------------
                                                             13,069      7,941
                                                       ------------------------
    TOTAL ASSETS                                       $  1,245,396 $  855,579
                                                       ------------------------
                                                       ------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

    CONSOLIDATED BALANCE SHEETS
    LIABILITIES AND SHAREHOLDERS' EQUITY


                                                              December 31,
                                                       --------------------------
                                                               1993       1992
                                                       --------------------------
                                                         (DOLLARS IN THOUSANDS)
CURRENT LIABILITIES
  Current portion of long-term debt and
     preferred stock                                   $     12,663   $  8,906
  Accounts payable
    Affiliates                                                4,454      3,559
    Other                                                    39,126     24,476
  Accrued interest, primarily to affiliates                   5,785      4,923
  Customer deposits and deferred revenues                     3,909      2,690
  Other current liabilities                                   8,482      5,281
                                                       --------------------------
                                                             74,419     49,835
                                                       --------------------------

                                                       --------------------------
REVOLVING CREDIT AGREEMENT - TDS                            141,524    265,766
                                                       --------------------------

                                                       --------------------------
LONG-TERM DEBT, EXCLUDING CURRENT PORTION                    51,130     56,645
                                                       --------------------------

DEFERRED LIABILITIES AND CREDITS
  Income taxes                                                2,390      1,446
  Other                                                       1,378        785
                                                       --------------------------
                                                              3,768      2,231
                                                       --------------------------

                                                       --------------------------
REDEEMABLE PREFERRED STOCK, EXCLUDING CURRENT PORTION        18,828     19,690
                                                       --------------------------

                                                       --------------------------
MINORITY INTEREST                                            15,599     10,428
                                                       --------------------------

COMMON SHAREHOLDERS' EQUITY
  Common Shares, par value $1 per share;
    authorized 140,000,000 shares; issued
    and outstanding 36,960,450 and
    25,218,681 shares, respectively                          36,960     25,219
  Series A Common Shares, par value $1 per share;
    authorized 50,000,000 shares; issued and
    outstanding 33,005,877 shares and 27,429,895
    shares, respectively                                     33,006     27,430
  Additional paid in capital                                867,947    342,204
  Common Shares issuable, 4,966,719 and
    6,480,955 shares, respectively                          103,266    131,741
  Retained (deficit)                                       (101,051)   (75,610)
                                                       --------------------------
                                                            940,128    450,984
                                                       --------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $  1,245,396  $ 855,579
                                                       --------------------------
                                                       --------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

    CONSOLIDATED STATEMENTS
    OF CASH FLOWS


                                                                     Year Ended December 31,
                                                         ----------------------------------------------
                                                               1993             1992             1991
                                                         ----------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss) income                                      $  (25,441)        $  6,194       $  (34,642)
  Add (Deduct) adjustments to reconcile net (loss)
    income to net cash provided (required) by
    operating activities
      Cumulative effect of a change in
          accounting principle                                   --               --           10,269
      Depreciation and amortization                          45,944           30,236           20,406
      Investment income                                     (16,922)         (12,456)          (8,008)
      Gain on sale of cellular interests                     (4,851)         (31,396)            (557)
      Minority share of operating income                      3,496            2,615            1,467
      Other noncash expense                                     499            4,214              291
      Change in accounts receivable                          (7,343)          (3,213)          (7,556)
      Change in accounts payable                              5,836              537           (5,924)
      Change in accrued interest                             29,009            4,604            3,657
      Change in accrued taxes                                   177              416               --
      Change in other assets and liabilities                  4,899            1,746            1,731
                                                         ----------------------------------------------
                                                             35,303            3,497          (18,866)
                                                         ----------------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES
  Long-term debt borrowings                                      64           36,619           17,790
  Repayment of long-term debt                               (15,851)          (3,202)          (3,168)
  Change in Revolving Credit Agreement                       45,446           22,227           49,259
  Capital contributions by TDS                                   --               --              300
  Common Shares issued                                       36,813              407           40,397
  Minority partner capital (distributions)
     contributions                                           (1,075)           1,443            1,640
                                                         ----------------------------------------------
                                                             65,397           57,494          106,218
                                                         ----------------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant
    and equipment                                           (84,889)         (53,325)         (56,430)
  Investments in and advances to
    minority partnerships                                   (16,279)         (21,408)         (25,386)
  Distributions from partnerships                            11,265            9,597            4,637
  Proceeds from sale of investments                           6,750            7,343              752
  Acquisitions, excluding cash acquired                      (9,964)         (11,130)          (7,130)
  Other investments                                          (5,439)            (701)            (521)
                                                         ----------------------------------------------
                                                            (98,556)         (69,624)         (84,078)
                                                         ----------------------------------------------


NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                        2,144           (8,633)           3,274

CASH AND CASH EQUIVALENTS-
  Beginning of period                                         4,130           12,763            9,489
                                                           --------------------------------------------
  End of period                                            $  6,274         $  4,130        $  12,763
                                                           --------------------------------------------
                                                           --------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

    CONSOLIDATED STATEMENTS OF CHANGES
    IN COMMON SHAREHOLDERS' EQUITY


                                                                      Year Ended December 31,
                                                          ---------------------------------------------
                                                               1993             1992             1991
                                                          ---------------------------------------------
                                                                      (DOLLARS IN THOUSANDS)
COMMON SHARES
  Balance at beginning of period                          $  25,219        $  21,046         $  8,530
  Add
    Acquisitions of cellular interests                        5,718            3,751            1,465
    Acquisition of RSA interests from TDS                        31              385            2,544
    Employee benefit plans                                       51               37               28
    Sales of Common Shares                                    1,119               --            2,368
    Conversion of debt to TDS                                 4,822               --            6,111
                                                          ---------------------------------------------
  Balance at end of period                                $  36,960        $  25,219        $  21,046
                                                          ---------------------------------------------
                                                          ---------------------------------------------


SERIES A COMMON SHARES
  Balance at beginning of period                          $  27,430        $  26,506        $  20,407
  Add
    Acquisition of RSA interests from TDS                        75              924            6,099
    Conversion of debt to TDS                                 5,501               --               --
                                                          ---------------------------------------------
  Balance at end of period                                $  33,006        $  27,430        $  26,506
                                                          ---------------------------------------------
                                                          ---------------------------------------------


ADDITIONAL PAID IN CAPITAL
  Balance at beginning of period                         $  342,204       $  265,991        $  98,280
  Add (Deduct)
    Acquisitions of cellular interests                      150,630           69,229           25,672
    Acquisition of RSA interests from TDS                       (49)            (901)            (856)
    Employee benefit plans                                    1,089              587              418
    Capital contributions by TDS                              9,468            7,515              757
    Sales of Common Shares                                   35,818               --           40,256
    Conversion of debt to TDS                               330,328               --          103,889
    Net unrealized loss on noncurrent
      marketable equity securities                             (626)              --               --
    Capital stock expense                                      (915)            (217)          (2,425)
                                                         ----------------------------------------------
  Balance at end of period                               $  867,947       $  342,204       $  265,991
                                                         ----------------------------------------------
                                                         ----------------------------------------------


COMMON AND SERIES A COMMON SHARES ISSUABLE
  Balance at beginning of period                         $  131,741       $  129,010        $  32,324
  Add (Deduct)
    Acquisitions of cellular interests                        2,996           16,690           96,997
    TDS Common Shares issued for acquisitions               (30,649)              --               --
    Shares issued pursuant to acquisition agreements           (822)         (13,959)            (311)
                                                         ----------------------------------------------
  Balance at end of period                               $  103,266       $  131,741       $  129,010
                                                         ----------------------------------------------
                                                         ----------------------------------------------


RETAINED (DEFICIT)
  Balance at beginning of period                        $   (75,610)      $  (81,804)      $  (47,162)
  Add net (loss) income                                     (25,441)           6,194          (34,642)
                                                        -----------------------------------------------
  Balance at end of period                              $  (101,051)      $  (75,610)      $  (81,804)
                                                        -----------------------------------------------
                                                        -----------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.