Form 10-K405, Exhibit 13
UNITED STATES CELLULAR CORP
filed 1995-03-24
CIK 821130

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS
United States Cellular Corporation (the "Company" or "USM") owns, operates and invests in cellular markets throughout the United States. USM owns or has the right to acquire both majority and minority interests in 207 cellular markets at December 31, 1994, representing 25,201,000 population equivalents ("pops"). USM managed the operations of 145 cellular markets at December 31, 1994. The Company expects to divest seven of these markets and manage the operations of 12 additional markets in the future. In total, USM expects to manage 150 markets under agreements currently in place. Interests in the 57 remaining markets are managed by others. All 57 of these markets were served by operational systems at December 31, 1994. The following table is a summary of the Company's markets and consolidated operations.


                                                Year Ended December 31,
                                      -------------------------------------
                                         1994           1993           1992
                                      -------------------------------------


Majority-Owned, Managed
  and Consolidated
  Markets: (1)
    Population equivalents
      (in thousands) (2)               18,204         18,464         14,475
    Customers                         421,000        261,000        150,800
    Market penetration                   1.98%          1.35%          1.00%
    Markets in operation                  130            116             92
    Cell sites in service                 790            522            320
    Average monthly revenue
      per customer*                     $  80          $  85          $  88
    Churn rate per month                  2.3%           2.3%           2.4%
    Marketing cost per net
      customer addition                 $ 667          $ 677          $ 765

Minority-Owned and
  Managed Markets: (3)
    Population equivalents
      (in thousands) (2)                1,191          1,157          2,039
    Markets in operation                   15             20             24

Markets to be Managed,
  Net of Markets to be Divested: (4)
    Population equivalents
      (in thousands) (2)                2,187          1,018          1,836
    Markets                                 5              8             13

Total Markets Managed and to
  be Managed by USM:
    Population equivalents
      (in thousands) (2)               21,582         20,639         18,350
    Markets                               150            144            129

Markets Managed by
  Others: (5)
    Population equivalents
      (in thousands) (2)                3,619          3,429          3,517
    Markets in operation                   57             61             64

Total Markets:
    Population equivalents
      (in thousands) (2)               25,201         24,068         21,867
    Markets                               207            205            193
                                     --------------------------------------

*1993 AND 1992 AVERAGE MONTHLY REVENUE PER CUSTOMER HAS BEEN RESTATED TO CONFORM TO CURRENT YEAR PRESENTATION.
(1) INCLUDES TWO MARKETS MANAGED BY THIRD PARTIES IN 1994 AND ONE IN 1993 AND 1992, AND ONE WHOLLY OWNED RESELLER OPERATION IN 1992.
(2) 1994 DONNELLEY MARKETING SERVICE ESTIMATES ARE USED FOR ALL YEARS. INCLUDES POPULATION EQUIVALENTS RELATING TO INTERESTS WHICH ARE ACQUIRABLE IN THE FUTURE.
(3) INCLUDES MARKETS WHERE THE COMPANY HAS THE RIGHT TO ACQUIRE AN INTEREST BUT DID NOT OWN AN INTEREST AT THE RESPECTIVE DATES (FOUR MARKETS IN 1994, TWO IN 1993 AND SIX IN 1992).
(4) REPRESENTS MARKETS WHICH ARE NOT YET OPERATIONAL OR WHICH ARE MANAGED BY THIRD PARTIES UNTIL THE COMPANY ACQUIRES A MAJORITY INTEREST IN THE MARKETS. IN 1994, REPRESENTS THE NET OF 12 MARKETS TO BE MANAGED AND SEVEN MARKETS WHICH ARE CURRENTLY MAJORITY-OWNED AND MANAGED AND WILL BE DIVESTED.
(5) REPRESENTS MARKETS IN WHICH THE COMPANY OWNS OR HAS THE RIGHT TO ACQUIRE A MINORITY OR OTHER NONCONTROLLING INTEREST AND WHICH ARE MANAGED BY OTHERS.


The Company's consolidated results of operations include 100% of the revenues and expenses of the systems serving majority-owned and managed markets plus its corporate office operations. The December 31, 1994 consolidated results of operations include 130 markets with a total population of 21.3 million, compared to 116 markets with a total population of 19.4 million in 1993, and 92 markets with a total population of 15.0 million in 1992.

Investment income includes the Company's share of the net income or loss of each of the minority-owned and managed markets and also includes the Company's share of the net income or loss of each of those markets managed by others for which the Company follows the equity method of accounting. USM follows the cost method of accounting for its remaining interests in markets managed by others. This information is shown in the table below.







                                                    December 31,
                                      -------------------------------------
                                         1994           1993           1992
                                      -------------------------------------


Minority-Owned and Managed                 11             18             18
Managed by Others-
  Equity Method                            17             15             13
                                      -------------------------------------
  Total Markets Included
    in Investment Income                   28             33             31
                                      -------------------------------------
Managed by Others-
  Cost Method                              40             46             51
                                      -------------------------------------


Operating results for 1994 primarily reflect improvement in the Company's more established markets (those 92 markets consolidated at December 31, 1992), a full year's operations from the 25 markets added to the consolidated group in 1993, the acquisition of majority interests in 12 operational markets and the start-up expenses associated with initiating operations in two additional majority-owned and managed markets during

1994. Operating revenues, driven primarily by increases in customers served, rose $118.1 million, or 55%. Operating expenses rose $92.0 million, or 41%. Operating cash flow increased $46.4 million, or 128%. The Company changed its financial reporting presentation for outbound, or pass-through, roaming revenue during 1994 to allow more comparability to other cellular companies. Pass-through roaming revenue is now treated as an offset to the expense charged by other cellular carriers, with the net amount included in system operations expense. Prior years' pass-through roaming revenue and expense have been reclassified to conform to the current year's presentation.

Investment and other income increased $8.4 million, or 37%, due primarily to increases in investment income. Investment income increased $9.6 million mostly due to improved results in markets managed by others. Interest expense decreased $11.3 million primarily due to a reduction in the amount owed under a Revolving Credit Agreement with USM's parent company, Telephone and Data Systems, Inc. ("TDS"), as a result of the Company's 1993 rights offering. Net income totaled $16.4 million in 1994 compared to a net loss of $25.4 million in 1993, reflecting improved operating results, increased investment income and decreased interest expense.

The Company expects to add a net of nine markets to consolidated operations during 1995, through the acquisition of majority interests in 16 operational markets and the divestiture of seven markets currently majority-owned and managed by the Company. Of the 16 majority interests to be acquired, the Company currently owns a minority interest in and manages five of these markets. The Company expects to acquire a majority interest in these five markets and 11 additional markets during 1995.

Management anticipates that operating losses from new markets and the seasonality of revenue streams and operating expenses may significantly affect the Company's operating and net results over the next several quarters.

OPERATING REVENUES

OPERATING REVENUES totaled $332.4 million in 1994, up $118.1 million, or 55%, over 1993. Operating revenues totaled $214.3 million in 1993, up $74.4 million, or 53%, over 1992. Market acquisitions and start-ups increased operating revenues $25.5 million, or 12%, in 1994 and $23.2 million, or 17%, in 1993. This "acquisitions and start-ups" effect is defined as: (i) the operations of markets added to the consolidated group in 1994 since their respective dates of acquisition, plus (ii) for any market added to the consolidated group in 1993, the portion of 1994 operations which correspond to that portion of 1993 prior to the market's addition to the consolidated group.

SERVICE REVENUES primarily consist of: (i) charges for access, airtime and value-added services provided to the Company's local retail customers who use the local systems operated by the Company; (ii) charges to customers of other systems who use the Company's cellular systems when roaming ("inbound roaming"); and (iii) charges for long-distance calls made on the Company's systems. Service revenues exclude pass-through roaming revenue as discussed previously. Service revenues for 1993 and 1992 have been reclassified to conform to current year presentation. Service revenues totaled $318.6 million in 1994, up $114.8 million, or 56%, over 1993. Service revenues totaled $203.8 million in 1993, up $73.1 million, or 56%, over 1992. The increase was primarily due to the growing number of local retail customers and the growth in inbound roaming revenue offset by declining monthly average revenue per customer. Service revenues in 1994 increased 66%, or $135.2 million, due to customer growth and declined 10%, or $20.4 million, due to decreases in average monthly service revenue per customer. Acquisitions and start-ups increased service revenues $24.4 million, or 12%, in 1994 and $22.1 million, or 17%, in 1993. Average monthly service revenue per customer totaled $80 in 1994 compared to $85 in 1993 and $88 in 1992. The 6% decrease in average monthly service revenue per customer in 1994 was primarily a result of a decrease in per customer inbound roaming revenue and the decline in average local minutes of use per retail customer. The 4% decrease in average monthly service revenue per customer in 1993 was primarily a result of the decline in average local minutes of use per retail customer. Management anticipates that average monthly service revenue per customer will continue to decrease as local minutes of use per customer decline and as the growth

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

rate of the Company's customer base exceeds the growth rate of inbound roaming revenue.

REVENUE FROM LOCAL CUSTOMERS' usage of USM's systems increased $70.4 million, or 60%, in 1994 and $40.5 million, or 53%, in 1993. Growth in the number of customers in the systems serving the Company's consolidated markets was the primary reason for the increase in local revenue. The number of customers increased 61% to 421,000 at December 31, 1994 from 261,000 at December 31, 1993. The number of customers increased 73% in 1993, up from 150,800 at December 31, 1992. Excluding the effect of acquisitions and dispositions, the Company's consolidated markets added 142,000 customers in 1994 and 86,600 customers in 1993. Of the 1994 additions, 122,000 were in markets in service and consolidated at December 31, 1993, representing a 47% increase over the 261,000 customers served at that date. Of the 1993 additions, 72,400 were in markets in service and consolidated at December 31, 1992, representing a 48% increase over the 150,800 customers served at that date. While the percentage increase is expected to be lower in future periods, management anticipates that the total number of net customer additions will continue to increase. Acquisitions and start-ups increased local revenue $12.4 million, or 11%, in 1994 and $8.7 million, or 11%, in 1993.

Average monthly retail revenue per customer declined to $47 in 1994 from $49 in 1993 and $52 in 1992. Monthly local minutes of use per customer averaged 95 in 1994 compared to 103 in 1993 and 121 in 1992. This decline in average local minutes of use follows an industry-wide trend and is believed to be related to the tendency of the early customers in a market to be the heaviest users. It also reflects the Company's and the industry's continued penetration of the consumer market, which tends to include more lower-usage customers.

INBOUND ROAMING REVENUE increased $33.9 million, or 48%, in 1994 and $28.1 million, or 67%, in 1993. This increase was attributable to the rise in the number of customers from other systems using the Company's systems when roaming. Also contributing were the increased number of Company-managed systems and cell sites within those systems. Monthly inbound roaming revenue per customer averaged $26 in 1994, $29 in 1993 and $28 in 1992. Acquisitions and start-ups increased inbound roaming revenue $10.1 million, or 14%, in 1994 and $11.2 million, or 27%, in 1993.

LONG-DISTANCE REVENUE increased $8.8 million, or 63%, in 1994 and $4.4 million, or 46%, in 1993 as the volume of long-distance calls billed by the Company increased. Monthly long-distance revenue per customer averaged $6 in 1994, 1993 and 1992. Acquisitions and start-ups increased long-distance revenue $1.7 million, or 12%, in 1994 and $1.9 million, or 20%, in 1993.

EQUIPMENT SALES REVENUES totaled $13.8 million in 1994, up $3.3 million, or 31%, over 1993. Equipment sales revenues totaled $10.5 million in 1993, up $1.2 million, or 13%, over 1992. Equipment sales reflect the sale of 153,000, 83,000 and 44,400 cellular telephone units in 1994, 1993 and 1992, respectively, plus installation and accessories revenue. The average revenue per unit was $90 in 1994 compared to $127 in 1993 and $208 in 1992. The average revenue per unit decline partially reflects the Company's decision to reduce sales prices on cellular telephones to increase the number of customers, to maintain its market position and to meet competitive prices as well as to reflect reduced manufacturers' prices. Also, during 1994 and the second half of 1993, the Company used promotions which were based on increased equipment discounting. The success of these promotions led to both an increase in units sold and a decrease in average equipment sales revenue per unit. Acquisitions and start-ups increased equipment sales revenues $1.1 million, or 11%, in 1994 and $1.0 million, or 11%, in 1993.

OPERATING EXPENSES

OPERATING EXPENSES totaled $315.0 million in 1994, up $92.0 million, or 41%, over 1993. Operating expenses totaled $223.0 million in 1993, up $70.3 million, or 46%, over 1992. Market acquisitions and start-ups increased expenses $30.9 million, or 14%, in 1994 and $30.5 million, or 20%, in 1993.

SYSTEM OPERATIONS EXPENSES increased $12.6 million, or 37%, in 1994 and $10.1 million, or 42%, in 1993, as a result of increases in customer usage expenses and costs associated with operating the Company's increased number of cellular systems and the growing number of cell sites within those systems. System operations expense includes pass-through roaming revenue as an offset to the expense charged by other carriers to the Company's markets for this roaming service. System operations expense for 1993 and 1992 has been reclassified to conform to current year presentation. Costs are expected to continue to increase as the number of cell sites within the Company's systems grows. Customer usage expenses represent charges from other telecommunications service providers for USM's customers' use of their facilities as well as for the Company's inbound roaming traffic on these facilities, offset somewhat by pass-through roaming revenue. These expenses also include local interconnection to the landline network, toll charges and roaming expenses from the Company's customers' use of systems other than their local systems. Customer usage expenses were $21.6 million in 1994 compared to $18.0 million in 1993 and $13.3 million in 1992, and represented 7% of service revenues in 1994 compared to 9% in 1993 and 10% in 1992. Maintenance, utility and cell site expenses totaled $25.3 million in 1994 compared to $16.3 million in 1993 and $10.9 million in 1992, primarily reflecting an increase in the number of cell sites in the systems serving all majority-owned and managed markets, to 790 in 1994 from 522 in 1993 and 320 in 1992. Acquisitions and start-ups increased system operations expenses $6.1 million, or 18%, in 1994 and $5.5 million, or 23%, in 1993.

MARKETING AND SELLING EXPENSES increased $25.6 million, or 59%, in 1994 and $12.8 million, or 42%, in 1993. Marketing and selling expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent commissions; promotional expenses; local advertising and public relations expenses. The 1994 increase was primarily due to a 64% rise in the number of gross customer activations (excluding acquisitions and divestitures), from 141,700 in 1993 to 232,000 in 1994. The 1993 increase was primarily due to a 66% rise in the number of gross customer activations (excluding acquisitions and divestitures), from 85,400 in 1992 to 141,700 in 1993. Cost per gross customer addition decreased from $453 in 1992 to $414 in 1993 to $408 in 1994. Excluding acquisitions and divestitures, the Company added 142,000 net new customers in 1994 compared to 86,600 in 1993 and 50,600 in 1992, increases of 64% and 71% in 1994 and 1993, respectively. The churn rate was 2.3% in 1994 and 1993 and was 2.4% in 1992. Acquisitions and start-ups increased marketing and selling expenses $6.3 million, or 15%, in 1994 and $4.8 million, or 16%, in 1993.

COST OF EQUIPMENT SOLD increased $13.7 million, or 54%, in 1994 and $8.4 million, or 48%, in 1993. The increases reflect the growth in unit sales related to both the rise in gross customer activations made through the Company's direct and retail distribution channels and the 1994 and 1993 promotional sales which were discussed previously, offset somewhat by falling manufacturer prices per unit. The average cost to the Company of a telephone unit sold, including accessories and installation, was $258 in 1994 compared to $309 in 1993 and $390 in 1992. Acquisitions and start-ups increased cost of goods sold $3.4 million, or 13%, in 1994 and $2.6 million, or 15%, in 1993.

GENERAL AND ADMINISTRATIVE EXPENSES increased $19.7 million, or 26%, in 1994 and $23.6 million, or 47%, in 1993. These expenses include the costs of operating the Company's local business offices and its corporate expenses. This increase includes the effects of an increase in the number of consolidated markets, increases in expenses required to serve the growing customer base in existing markets and an expansion of both local administrative office and corporate staff, necessitated by growth in the Company's business and the start-up of and acquisition of additional operations. The Company is using an ongoing clustering strategy to combine local operations wherever feasible in order to gain operational efficiencies and reduce its administrative expenses. Acquisitions and start-ups increased direct field-related general and administrative expenses $8.4 million, or 11%, in 1994 and $8.3 million, or 16%, in 1993. Operating cash flow (operating income or loss before minority share plus depreciation and amortization expense) increased $46.5 million, or 128%, to $82.8 million in 1994 and increased $19.5 million, or 115%, to $36.4 million in 1993. The improvement in 1993 and 1994 was primarily due to customer growth, which drove an increase in service revenues, and a slower rate of increase in operating expenses resulting from improved operational efficiencies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

DEPRECIATION EXPENSE increased $13.9 million, or 54%, in 1994 and $9.1 million, or 55%, in 1993. These increases reflect rising average fixed asset balances, which increased 54% in 1994 and 56% in 1993. Acquisitions and start-ups increased depreciation expense $2.9 million, or 11%, in 1994 and $3.1 million, or 19%, in 1993.

AMORTIZATION OF INTANGIBLES increased $6.6 million, or 34%, in 1994 and $6.3 million, or 49%, in 1993. These increases are primarily due to increases in license costs as a result of the acquisition of or the commencement of service in 14 markets in 1994 and 25 markets in 1993. License costs related to consolidated markets increased $163.9 million, or 20%, in 1994 and $310.3 million, or 63%, in 1993. Acquisitions and start-ups increased amortization of intangibles $3.8 million, or 20%, in 1994 and $6.0 million, or 46%, in 1993.

OPERATING INCOME (LOSS) BEFORE MINORITY SHARE

OPERATING INCOME BEFORE MINORITY SHARE totaled $17.4 million in 1994 compared to losses of $8.7 million in 1993 and $12.7 million in 1992. The operating income margin (as a percent of service revenues) improved to 5% in 1994 from operating
(loss) margins of (4%) in 1993 and (10%) in 1992. The 1994 operating income and the improvement in the 1993 operating loss both reflect improved results in the more established markets and increased revenues resulting from growth in the number of customers served by the Company's systems, partially offset by costs associated with the growth of the Company's operations and increased losses on equipment sales. Acquisitions and start-ups decreased operating income before minority share $5.4 million in 1994 and increased the operating loss before minority share by $7.3 million in 1993.

The Company expects service revenues to continue to grow during 1995 as it adds customers and cell sites to its existing systems, realizes a full year of revenues from customers and cell sites added in 1994 and completes acquisitions of operational systems. Additionally, the Company expects expenses to increase significantly during 1995 as it incurs costs for markets and cell sites added in 1993 and 1994, incurs costs associated with customer and system growth and acquires existing markets. At least nine markets are expected to be added to consolidated operations during 1995, through the acquisition of majority interests in 16 operational markets and the divestiture of seven majority-owned and managed markets. The Company expects that the costs related to acquiring and operating new markets may exceed their revenues over the next few quarters. Additionally, management believes there exists a seasonality in both service revenues and operating expenses, especially marketing expenses. As a result, the rate of growth in operating income could be reduced over the next several quarters.

INVESTMENT AND OTHER INCOME

INVESTMENT AND OTHER INCOME totaled $31.0 million in 1994, $22.6 million in 1993 and $43.6 million in 1992. INVESTMENT INCOME was $26.5 million in 1994 compared to $16.9 million in 1993 and $12.5 million in 1992. The Company's share of the income or loss from the markets managed by others that are accounted for by the equity method totaled $26.0 million in 1994 compared to $16.8 million in 1993 and $13.0 million in 1992. There were 17 such markets in 1994, 15 in 1993 and 13 in 1992. The Company's share of income from minority-owned markets it manages totaled $497,000 in 1994 compared to $143,000 in 1993 and a loss of $499,000 in 1992. There were 11 such markets in 1994 and 18 in both 1993 and 1992.

OTHER (EXPENSE), NET was $1.4 million in 1994 compared to $915,000 in 1993 and $2.8 million in 1992. In 1994, the Company sold obsolete equipment obtained in certain acquisitions, recognizing losses of $614,000. In 1993, the Company wrote off equipment no longer used, for a loss of $677,000. Also in 1993, other (expense), net was reduced by both the sale of the Company's customer base in its reseller operation and income recognized related to the settlements of disputes concerning two of the Company's markets. Income related to these transactions totaled $495,000 and $925,000, respectively. In 1992, $1.3 million of costs applicable to unsuccessful license applications and acquisitions were charged to expense.

GAIN ON SALE OF CELLULAR INTERESTS totaled $3.3 million in 1994, $4.9 million in 1993 and $31.4 million in 1992. The 1994 amount reflects gains recorded on the exchange of five of the Company's cost-basis cellular investment interests with another cellular company for minority interests in seven markets in which the Company owns a controlling interest. The 1993 amount reflects gains recorded on the sales of two cellular investment interests. In 1992, a $17.1 million gain was recorded on the completion of a sale to another cellular company of the Company's 100% interest in a market it managed; an $11.4 million gain was recorded on the exchange of cost-basis cellular interests with another cellular company; and a $2.9 million gain was recorded on the sale of an additional investment interest.

INTEREST AND INCOME TAXES

INTEREST EXPENSE decreased $11.3 million, or 34%, in 1994, on a 37% decrease in the average amount of debt outstanding. Interest expense increased $13.1 million, or 65%, in 1993, on a 66% increase in the average amount of debt outstanding. Interest expense is primarily related to borrowings under the Revolving Credit Agreement with TDS and borrowings under a series of financing agreements with an equipment vendor. Borrowings under the Revolving Credit Agreement bear interest at a floating rate equal to prime plus 1.5% (for a rate of 10.0% at December 31, 1994) and are used to finance system construction and working capital requirements, investments in and advances to entities in which the Company has a minority interest, and acquisitions of cellular interests. In the fourth quarter of 1993, the Company completed a rights offering to its common shareholders, the proceeds of which were used to repay approximately $378 million in debt outstanding under the Revolving Credit Agreement. See "Financial Resources and Liquidity." Interest expense relating to the Revolving Credit Agreement was $17.8 million in 1994, $29.1 million in 1993 and $16.8 million in 1992. The average amount of debt outstanding under the Revolving Credit Agreement was $204.7 million in 1994, $372.8 million in 1993 and $216.0 million in 1992. The average interest rate on such debt was 8.6% in 1994, 7.5% in 1993 and 7.8% in 1992.

The Company has borrowings outstanding under three financing agreements with an equipment vendor. Borrowings made under the initial agreement bear interest at a rate approximating the prime rate (8.5% at December 31, 1994). Borrowings under the second agreement bear interest at a rate of 2.3% over the 90-day Commercial Paper Rate of high-grade, unsecured notes (for a rate of 8.6% at December 31, 1994). Borrowings under a third agreement bear interest at a rate of 2.25% over the same 90-day Commercial Paper Rate (for a rate of 8.5% at December 31, 1994). Borrowings under the all three vendor financing agreements were used to finance certain of USM's equipment purchases and construction costs. Interest expense related to the vendor financing agreements was $3.9 million in 1994, $4.0 million in 1993 and $3.1 million in 1992. The average amount of debt under the vendor financing agreement was $58.1 million in 1994, $66.4 million in 1993 and $48.8 million in 1992. The average interest rate on such debt was 7.1% in 1994, 5.7% in 1993 and 6.2% in 1992.

Continued capital expenditures, investments in and advances to entities in which the Company has a minority interest, and the completion of pending acquisitions will require additional funding over the next few years. These funding requirements are anticipated to be at least partially met through additional debt, which will likely result in increased interest expense as debt balances increase. Additional borrowings also may be required to fund additional future acquisitions and their construction and operations. See "Financial Resources and Liquidity."

INCOME TAX EXPENSE was $4.9 million in 1994, $2.7 million in 1993 and $2.0 million in 1992. Income tax expense includes the federal income taxes of consolidated subsidiaries not included in the TDS consolidated federal income tax return. State income tax expense in 1994 and 1993 was primarily related to subsidiaries generating taxable income after utilization of state net operating losses. The 1992 income tax expense resulted primarily from state income taxes generated by the gains on the sale and exchange of cellular interests completed in 1992. No such taxes were generated by the 1994 or 1993 gains.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective January 1, 1993. The cumulative effect of the new principle on years prior to 1993 had an immaterial effect on net loss and loss per share. Income tax expense for 1994 and 1993 reflects the new accounting principle. Income tax expense amounts for 1992 have not been restated.

USM is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and USM are parties to a Tax Allocation Agreement under which USM is able to carry forward its losses and credits and use them to offset any current or future income tax liabilities to TDS. The amount of the federal net operating loss carryforward available to offset future taxable income aggregated approximately $165 million at December 31, 1994, and expires between 2002 and 2009. The amount of the state net operating loss carryforward available to offset future taxable income aggregated approximately $227 million at December 31, 1994, and expires between 1998 and 2009.

NET INCOME (LOSS)

NET INCOME totaled $16.4 million in 1994 compared to a net loss of $25.4 million in 1993 and net income of $6.2 million in 1992. The improvement in 1994 over 1993 resulted from improved operating results in the established markets, increased investment income and decreased interest expense, partially offset by the effects of the addition of new markets. On a comparable basis (net of tax), excluding nonrecurring and unusual items, net loss totaled $30.3 million in 1993 and $24.6 million in 1992. The increased loss in 1993 primarily reflects increased interest expense offset by improvements in the operating loss. Net income for 1992 primarily reflects $31.4 million in gains on the sale and exchange of cellular interests. NET INCOME PER SHARE was $.21 in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1994 compared to a net loss per share of $.45 in 1993 and net income per share of $.11 in 1992. The improvement in 1994 over 1993 primarily reflects the improvement in net income offset by the increase in weighted average Common and Series A Common Shares outstanding. The weighted average number of Common and Series A Common Shares outstanding for 1994 increased 39% over the shares outstanding for 1993 primarily as a result of Common and Series A Common Shares issued in connection with the 1993 rights offering, Common Shares issued in connection with acquisitions, and the inclusion of dilutive common stock equivalents in 1994 weighted average common shares outstanding as a result of the 1994 net income. The weighted average number of common shares outstanding was similar in 1993 and 1992.

TDS owned an aggregate of 63,879,673 shares of common stock of the Company at December 31, 1994, representing over 81% of the combined total of the Company's outstanding Common and Series A Common Shares and over 96% of their combined voting power. Assuming the Company's Common Shares are issued in all instances in which the Company has the choice to issue its Common Shares or other consideration and assuming all issuances of the Company's common stock to TDS and third parties for completed and pending acquisitions and redemptions of the Company's Preferred Stock and TDS's Preferred Shares had been completed at December 31, 1994, TDS would have owned approximately 80.3% of the total outstanding common stock of the Company and controlled over 95% of the combined voting power of both classes of its common stock. In the event TDS's ownership of the Company falls below 80% of the total value of all of the outstanding shares of the Company's stock, TDS and the Company would be deconsolidated for federal income tax purposes. TDS and the Company have the ability to defer or prevent deconsolidation, if deferring or preventing deconsolidation would be advantageous, by delivering TDS Common Shares and/or cash in lieu of the Company's Common Shares in connection with certain acquisitions.

INFLATION

Management believes that inflation affects the Company's business to no greater extent than the general economy.

FINANCIAL RESOURCES AND LIQUIDITY

The Company operates a capital- and marketing-intensive business. Rapid growth in markets operated by the Company and customers served has caused financing requirements for acquisitions, construction and operations to exceed internally generated cash flow. The Company requires capital to complete acquisitions in process, to fund construction and operating expenses of the cellular systems it operates, to fund investments in minority partnership interests in other cellular markets and to pay principal and interest on its outstanding debt. Management believes that the cellular markets the Company acquires may be generating losses and that these losses may continue after the Company assumes those markets' operations. The Company experienced operating losses and net losses from its inception until the past few quarters. The Company has obtained substantial funds from external sources during the past several years and anticipates that it will require funds from external sources over the next few years.

CASH FLOWS FROM OPERATING ACTIVITIES provided $84.3 million in 1994, $35.3 million in 1993 and $3.5 million in 1992. Operating cash flow (operating income or loss before minority share plus depreciation and amortization expense) provided cash totaling $82.8 million in 1994, $36.4 million in 1993 and $16.9 million in 1992. The 1994 and 1993 increases in operating cash flow primarily reflect improvement in the Company's more mature markets. Acquisitions and start-ups increased operating cash flow $1.3 million, or 4%, in 1994 and $1.8 million, or 11%, in 1993. Cash flows from other operating activities (investment and other income, interest expense, changes in working capital and changes in other assets and liabilities) provided cash totaling $1.5 million in 1994 and required cash investments totaling $1.1 million in 1993 and $13.4 million in 1992.

CASH FLOWS FROM FINANCING ACTIVITIES provided $95.6 million in 1994, $65.4 million in 1993 and $57.5 million in 1992. Cash flows from financing activities include cash flows from borrowings under the Revolving Credit Agreement with TDS, vendor financing transactions and sales of Common Shares.

Borrowings under the Revolving Credit Agreement with TDS totaling $75.4 million and $45.4 million provided a majority of the Company's external financing requirements in 1994 and 1993, respectively. Borrowings under one of the vendor financing agreements provided an additional $18.0 million in 1994. The sale of Common Shares to parties other than TDS in connection with the rights offering provided an additional $36.8 million of the Company's external financing requirements in 1993. In connection with the rights offering, debt to TDS under the Revolving Credit Agreement was reduced by $340.7 million upon the issuance to TDS of 4.8 million Common Shares and 5.5 million Series A Common Shares. Borrowings of $36.6 million under one of the vendor financing agreements provided a majority of the Company's external financing requirements in 1992.

CASH FLOWS FROM INVESTING ACTIVITIES required cash investments totaling $180.4 million in 1994, $98.6 million in 1993 and $69.6 million in 1992. Such cash requirements primarily consisted of additions to property, plant, and equipment and cash requirements for acquisitions and for investments in cellular markets. Expenditures for property, plant and equipment totaled $158.2 million in 1994 (of which $9.8 million relates to 1993 additions), representing the construction of 225 cell sites and other plant additions. Expenditures for property, plant and equipment totaled $84.9 million in 1993 (excluding noncash expenditures of $6.6 million), representing the construction of 138 cell sites and other plant additions. Expenditures for property, plant and equipment totaled $53.3 million in 1992 (excluding noncash expenditures of $2.8 million), representing the construction of 107 cell sites and other plant additions.

Anticipated capital requirements for 1995 reflect the Company's construction and system expansion program, funding of working capital needs, investments in entities in which the Company has a minority interest, scheduled debt repayments and pending acquisitions. The Company's consolidated construction budget for 1995 is approximately $180 million, consisting primarily of new cell sites to expand and enhance the Company's coverage in its service areas.

The Company is expanding its operations through acquisitions. During 1994, the Company completed the acquisition of controlling interests in nine markets and several additional minority interests. Not included in these totals are the acquisitions of five controlling interests which resulted from the formation of a partnership the Company controls. This partnership consists of one previously controlled market and five other markets in which the Company previously owned a minority interest. No acquisition costs were incurred during 1994 related to the formation of this partnership. During 1993, the Company completed the acquisition of controlling interests in 25 markets and several additional minority interests. During 1992, the Company completed the acquisition of controlling interests in 16 markets and several additional minority interests. Some of the markets acquired during 1994, 1993 and 1992 were subject to acquisition agreements which were entered into prior to the year in which the acquisitions were completed. The following table summarizes the consideration issued for these acquisitions.

COMPLETED ACQUISITIONS


                                               Year Ended December 31,
                                       ------------------------------------
                                         1994           1993           1992
                                       ------------------------------------

                                                   (in millions)

Pops Acquired                             1.3            3.8            3.0
Total Consideration                    $140.3         $284.6         $161.3
DETAILS OF TOTAL CONSIDERATION:
USM Common Shares
  Shares Issued                           4.3            5.7            3.3
  Recorded Cost                        $131.9         $155.0         $ 58.3
USM Series A Common Shares
  Shares Issued                            --             .1             .9
  Recorded Cost                        $   --         $   .1         $   .3
USM Common Shares
  to be issued in the future
  (mostly in 1994)
  Shares Issuable                          --             .1             .8
  Recorded Cost                        $   --         $  3.0         $ 16.7
Revolving Credit
  Agreement - TDS                          .3          101.5           70.7
Subsidiary Preferred Stock                 --            2.9             --
Cancellation of Notes Receivable          1.4             --             --
Equity Contribution from TDS           $   --         $  9.4         $  6.9
Cash                                      6.7           12.7            8.4
                                       ------------------------------------


Of the total 1994 consideration, the debt under the Revolving Credit Agreement and most of the USM Common Shares were issued to TDS to reimburse TDS for TDS Common Shares issued and issuable and cash paid to third parties in connection with 1994 acquisitions. Of the total 1993 consideration, the debt under the Revolving Credit Agreement and 5.5 million of the USM Common Shares were issued to TDS to reimburse TDS for TDS Common Shares issued and cash paid to third parties in connection with 1993 acquisitions. Of the total 1992 consideration, the debt under the Revolving Credit Agreement and 2.8 million of the USM Common Shares were issued to TDS to reimburse TDS for TDS Common and Series A Common Shares issued and cash paid to third parties in connection with 1992 acquisitions. Additionally, the Company had commitments at December 31, 1994, to issue 803,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Common Shares in 1995 and 1996 related to certain completed acquisitions. The Company and TDS have the option to deliver TDS Common Shares and/or cash in lieu of the Company's Common Shares in connection with certain of these acquisitions.

In addition to the acquisitions in the table, in 1994 the Company completed the exchange of its cost-basis investment interests in five markets for interests in seven markets the Company controls. Also, in 1992, the Company completed the exchange of its 100% interests in two markets, its cost-basis investment interests in two markets and $2.9 million in cash for controlling interests in two markets and the remaining minority interest in a market the Company controls.

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

At December 31, 1994, the Company, or TDS for the benefit of the Company, had agreements pending to acquire controlling interests in seven markets and two minority interests. The following table summarizes the consideration to be issued by USM for these acquisitions if they are completed as planned.


PENDING ACQUISITIONS

                                                 December 31, 1994
                                                 -----------------
                                                   (in millions)

Pops to be Acquired                                      1.2
Estimated Consideration to be Paid                    $101.5
DETAILS OF CONSIDERATION:
USM Common Shares
  Shares to be Issued                                    2.8
  Estimated Cost at Agreement Date                    $ 89.6
Revolving Credit Agreement - TDS                        11.2
Cash                                                  $   .7


Cellular interests acquired by TDS in these transactions are expected to be assigned to the Company and at the time this occurs the Company will reimburse TDS for TDS's consideration delivered and costs incurred in such acquisitions. Of the consideration for these pending acquisitions, the debt under the Revolving Credit Agreement and 2.7 million of the USM Common Shares are to be issued to TDS to reimburse TDS for TDS Common Shares to be issued and cash to be paid to third parties in connection with these pending acquisitions. All of the
2.8 million Common Shares to be issued in connection with pending acquisitions are expected to be issued in 1995.

Not included in these pending acquisitions are exchanges of cellular interests pursuant to agreements with four cellular companies. In one agreement, USM will exchange its controlling interest in one market for a controlling interest in another market USM currently manages. Under a second agreement, USM will exchange its 100% interests in one entire market and a partition of another market plus cash for 100% interests in one entire market and a partition of another market. In a separate agreement with the same company, USM will sell its investment interest in one market for cash. In a third agreement, USM will exchange its 100% interests in two markets for 100% interests in four markets. Pursuant to a fourth agreement, USM will exchange its 100% interests in three entire markets and partitions of two other markets for 100% interests in two markets. Also, the agreement by which USM exchanged its investment interests in five markets for minority interests in seven markets USM controls during 1994 includes USM's divestiture of another investment interest. This divestiture had not been completed as of December 31, 1994. Finally, USM has entered into an agreement to sell its 100% interest in one market for cash.

Management believes the acquisitions, exchanges and sales currently pending will enhance USM's clustering strategy by divesting of markets which are less strategic for cash or markets which add to its current clusters. All except one of the pending acquisition, exchange and sale agreements are expected to be completed during 1995. Certain of the divestitures and exchanges will generate substantial gains for book and tax purposes.

TDS and USM are parties to a legal proceeding before the Federal Communications Commission ("FCC") involving a cellular license in a Wisconsin Rural Service Area. In March 1995, a preliminary settlement was reached with a group of Wisconsin telephone companies (the "Settlement Group") involved in that proceeding, and a definitive agreement was executed with another party to the same proceeding. The proposed settlements, which follow extensive discovery by the FCC and other parties, contemplate a summary decision finding that TDS and its affiliates are fully qualified to be FCC licensees. The final settlements will be subject to the negotiation of a definitive agreement with the Settlement Group and the action of the judge presiding in the FCC proceeding. See Note 15 of Notes to Consolidated Financial Statements, Legal Proceedings (La Star and Wisconsin RSA 8 Applications), for further discussion of the proceeding involving the Wisconsin RSA.

LIQUIDITY

The Company anticipates that the aggregate resources required for 1995 will include approximately: (i) $180 million for capital spending and (ii) $12 million of scheduled debt repayments. Additionally, the Company anticipates it will reimburse TDS, as each acquisition is completed, for TDS Common Shares valued at approximately $85.6 million to be issued and $12.0 million in cash to be paid by TDS to third parties in connection with acquisitions anticipated to be completed by the end of 1995. The reimbursement to TDS is expected to be in the form of 2.7 million Common Shares of the Company and borrowings under the Revolving Credit Agreement totaling $11.2 million. Not included in the above amounts are those related to any acquisition agreements that the Company may enter into in 1995. These potential acquisitions may require substantial funding for both their acquisition and operation during 1995.

At December 31, 1994, the Company had $6 million of cash and cash equivalents, $67 million remaining under the $300 million Revolving Credit Agreement with TDS as amended effective November 30, 1994 and $57 million remaining under the new vendor financing agreement entered into in 1994. Additionally, the Company anticipates generating an increasing amount of positive cash flows from operating activities during 1995.

Pursuant to the Revolving Credit Agreement, the Company may borrow up to an aggregate of $300 million from TDS, at an interest rate equal to 1.5% above the prime rate. The advances made by TDS under the Revolving Credit Agreement are unsecured. Interest on the balance due under the Revolving Credit Agreement is payable quarterly and no principal is payable until March 31, 1996, subject to acceleration under certain circumstances, at which time the entire principal balance then outstanding is scheduled to become due and payable. The Company may prepay the balance due under the Revolving Credit Agreement at any time, in whole or in part, without premium.

The Company maintains shelf registration of its Common Shares and Preferred Stock under the Securities Act of 1933 for issuance specifically in connection with acquisitions.

The Company anticipates that it may require substantial funding to acquire cellular markets and build and operate cellular systems during 1995. The timing and amount of such funding requirements will depend on the timing of the completion of pending acquisitions, the number of additional licenses acquired by the Company, the construction and operational plans for the individual cellular projects, and other relevant factors. The Company will need to raise additional capital to meet these requirements. These additional requirements may be met through internally generated funds, additional borrowings from TDS, the issuance of equity or debt securities, vendor financing, bank financing, the sale of assets or a combination of the above. There can be no assurance that sufficient funds will be made available to the Company on terms or at prices acceptable to the Company. If sufficient funding is not made available to the Company on terms and prices acceptable to the Company, the Company would have to reduce its construction, development and acquisition programs. In the long term, reduction of the Company's construction, development and acquisition programs would have a negative impact on the ability of the Company to increase its consolidated revenues and cash flows.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                            Year Ended December 31,
                                             --------------------------------------------------
                                                   1994                1993                1992
                                             --------------------------------------------------
                                               (Dollars in thousands, except per share amounts)
OPERATING REVENUES
  Service                                    $  318,649          $  203,800          $  130,666
  Equipment sales                                13,755              10,510               9,263
                                             --------------------------------------------------
    Total Operating Revenues                    332,404             214,310             139,929
                                             --------------------------------------------------

OPERATING EXPENSES
  System operations                              46,869              34,301              24,218
  Marketing and selling                          69,072              43,478              30,643
  Cost of equipment sold                         39,431              25,688              17,311
  General and administrative                     94,193              74,472              50,823
  Depreciation                                   39,520              25,665              16,606
  Amortization of intangibles                    25,934              19,362              13,033
                                             --------------------------------------------------
    Total Operating Expenses                    315,019             222,966             152,634
                                             --------------------------------------------------

OPERATING INCOME (LOSS) BEFORE
 MINORITY SHARE                                  17,385              (8,656)            (12,705)
Minority share of operating income               (5,152)             (3,496)             (2,615)
                                             --------------------------------------------------
OPERATING INCOME (LOSS)                          12,233             (12,152)            (15,320)
                                             --------------------------------------------------
INVESTMENT AND OTHER INCOME
  Investment income                              26,540              16,922              12,456
  Amortization of licenses and deferred
    costs related to investments                   (913)               (917)               (597)
  Interest income                                 3,380               2,652               3,181
  Other (expense), net                           (1,368)               (915)             (2,840)
  Gain on sale of cellular interests              3,321               4,851              31,396
                                             --------------------------------------------------
    Total Investment and Other Income            30,960              22,593              43,596
                                             --------------------------------------------------
INCOME BEFORE INTEREST AND INCOME TAXES          43,193              10,441              28,276
Interest expense -- affiliate                    17,812              29,068              16,793
Interest expense -- other                         4,071               4,122               3,302
                                             --------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                21,310             (22,749)              8,181
Income tax expense                                4,917               2,692               1,987
                                             --------------------------------------------------
NET INCOME (LOSS)                             $  16,393          $  (25,441)           $  6,194
                                             --------------------------------------------------
                                             --------------------------------------------------
WEIGHTED AVERAGE COMMON AND
  SERIES A COMMON SHARES (000s)                  79,514              57,152              57,778
EARNINGS PER COMMON AND
  SERIES A COMMON SHARE                          $  .21             $  (.45)             $  .11
                                             --------------------------------------------------
                                             --------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS
ASSETS


                                                                                     December 31,
                                                                           ------------------------------
                                                                                 1994                1993
                                                                           ------------------------------
                                                                                (Dollars in thousands)
CURRENT ASSETS
  Cash and cash equivalents                                                $    4,143          $    5,971
  Affiliated cash investments                                                   1,657                 303
  Accounts receivable
    Customers, less allowance of
     $2,073 and $1,413, respectively                                           23,609              14,555
    Roaming                                                                    18,881              13,484
    Affiliates                                                                  3,549               2,880
    Other                                                                       3,150               3,714
  Inventory                                                                     5,435               2,529
  Prepaid and other current assets                                              4,136               2,597
                                                                           ------------------------------
                                                                               64,560              46,033
                                                                           ------------------------------

PROPERTY, PLANT AND EQUIPMENT
  In service                                                                  464,132             306,118
  Less accumulated depreciation                                                95,951              59,704
                                                                           ------------------------------
                                                                              368,181             246,414
                                                                           ------------------------------

INVESTMENTS
  Cellular partnerships -- equity                                              86,215              77,178
  Cellular partnerships -- cost                                                13,280              12,926
  Licenses, net of accumulated amortization of
     $69,677 and $46,458, respectively                                        947,399             824,491
  Marketable equity securities                                                 20,145              17,584
  Notes and interest receivable                                                14,535               7,701
                                                                           ------------------------------
                                                                            1,081,574             939,880
                                                                           ------------------------------

DEFERRED CHARGES
  Deferred start-up costs, net of accumulated amortization
    of $6,306 and $6,034, respectively                                          3,685               5,000
  Other deferred charges, net of accumulated amortization
    of $2,782 and $1,018, respectively                                         16,787               8,069
                                                                           ------------------------------
                                                                               20,472              13,069
                                                                           ------------------------------
    TOTAL ASSETS                                                           $1,534,787          $1,245,396
                                                                           ------------------------------
                                                                           ------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                     December 31,
                                                                           ------------------------------
                                                                                 1994                1993
                                                                           ------------------------------
                                                                                (Dollars in thousands)
CURRENT LIABILITIES
  Current portion of long-term debt and preferred stock                     $  20,804           $  12,663
  Notes payable                                                                   637                  --
  Accounts payable
    Affiliates                                                                  3,662               4,454
    Other                                                                      49,114              39,126
  Accrued interest, primarily to affiliates                                     5,880               5,785
  Accrued taxes                                                                 2,430                 829
  Customer deposits and deferred revenues                                       5,933               3,909
  Other current liabilities                                                     9,913               7,653
                                                                           ------------------------------
                                                                               98,373              74,419
                                                                           ------------------------------
REVOLVING CREDIT AGREEMENT -- TDS                                             232,954             141,524
                                                                           ------------------------------
LONG-TERM DEBT, excluding current portion                                      57,691              51,130
                                                                           ------------------------------
DEFERRED LIABILITIES AND CREDITS
  Income taxes                                                                  5,017               2,390
  Other                                                                         3,636               1,378
                                                                           ------------------------------
                                                                                8,653               3,768
                                                                           ------------------------------
REDEEMABLE PREFERRED STOCK, excluding current portion                           9,597              18,828
                                                                           ------------------------------
MINORITY INTEREST                                                              33,552              15,599
                                                                           ------------------------------
COMMON SHAREHOLDERS' EQUITY
  Common Shares, par value $1 per share;
    authorized 140,000,000 shares; issued and outstanding
    45,584,028 and 36,960,450 shares, respectively                             45,584              36,960
  Series A Common Shares, par value $1 per share; authorized
    50,000,000 shares; issued and outstanding 33,005,877 shares                33,006              33,006
  Additional paid-in capital                                                1,083,698             867,947
  Common Shares issuable, 802,802 and
    4,966,719 shares, respectively                                             16,337             103,266
  Retained (deficit)                                                          (84,658)           (101,051)
                                                                           ------------------------------
                                                                            1,093,967             940,128
                                                                           ------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $1,534,787          $1,245,396
                                                                           ------------------------------
                                                                           ------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS
OF CASH FLOWS


                                                                                      Year Ended December 31,
                                                                           ----------------------------------------
                                                                               1994           1993           1992
                                                                           ----------------------------------------
                                                                                       (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                         $  16,393     $  (25,441)      $  6,194
  Add (Deduct) adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities
      Depreciation and amortization                                            66,367         45,944         30,236
      Investment income                                                       (26,540)       (16,922)       (12,456)
      Gain on sale of cellular interests                                       (3,321)        (4,851)       (31,396)
      Minority share of operating income                                        5,152          3,496          2,615
      Other noncash expense                                                       429            499          4,214
      Change in accounts receivable                                           (12,538)        (7,343)        (3,213)
      Change in accounts payable                                               13,882          5,836            537
      Change in accrued interest                                               17,774         29,009          4,604
      Change in accrued taxes                                                   1,575            177            416
      Change in other assets and liabilities                                    5,135          4,899          1,746
                                                                           ----------------------------------------
                                                                               84,308         35,303          3,497
                                                                           ----------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Long-term debt borrowings                                                    18,611             64         36,619
  Repayment of long-term debt                                                 (12,091)       (15,851)        (3,202)
  Change in Revolving Credit Agreement                                         75,414         45,446         22,227
  Common Shares issued                                                          1,135         36,813            407
  Minority partner capital contributions (distributions)                       12,504         (1,075)         1,443
                                                                           ----------------------------------------
                                                                               95,573         65,397         57,494
                                                                           ----------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant
    and equipment                                                            (158,208)       (84,889)       (53,325)
  Investments in and advances to
    minority partnerships                                                     (21,553)       (16,279)       (21,408)
  Distributions from partnerships                                              16,395         11,265          9,597
  Proceeds from sale of investments                                                --          6,750          7,343
  Acquisitions, excluding cash acquired                                        (6,878)        (9,964)       (11,130)
  Other investments                                                           (10,111)        (5,439)          (701)
                                                                           ----------------------------------------
                                                                             (180,355)       (98,556)       (69,624)
                                                                           ----------------------------------------
NET (DECREASE) INCREASE IN CASH
  AND CASH EQUIVALENTS                                                           (474)         2,144         (8,633)

CASH AND CASH EQUIVALENTS--
  Beginning of period                                                           6,274          4,130         12,763
                                                                           ----------------------------------------
  End of period                                                              $  5,800       $  6,274       $  4,130
                                                                           ----------------------------------------
                                                                           ----------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES
IN COMMON SHAREHOLDERS' EQUITY


                                                                             Year Ended December 31,
                                                            --------------------------------------------------
                                                                1994                1993                1992
                                                            --------------------------------------------------
                                                                            (Dollars in thousands)
COMMON SHARES
  Balance at beginning of period                            $   36,960           $  25,219           $  21,046
  Add
    Acquisitions of cellular interests                           8,493               5,718               3,751
    Acquisition of RSA interests from TDS                           --                  31                 385
    Employee benefit plans                                          55                  51                  37
    Conversion of Preferred Stock                                   76                  --                  --
    Sales of Common Shares                                          --               1,119                  --
    Conversion of debt to TDS                                       --               4,822                  --
                                                            --------------------------------------------------
  Balance at end of period                                  $   45,584           $  36,960           $  25,219
                                                            --------------------------------------------------
                                                            --------------------------------------------------
SERIES A COMMON SHARES
  Balance at beginning of period                            $   33,006           $  27,430           $  26,506
  Add
    Acquisition of RSA interests from TDS                           --                  75                 924
    Conversion of debt to TDS                                       --               5,501                  --
                                                            --------------------------------------------------
  Balance at end of period                                  $   33,006           $  33,006           $  27,430
                                                            --------------------------------------------------
                                                            --------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of period                            $  867,947           $ 342,204           $ 265,991
  Add (Deduct)
    Acquisitions of cellular interests                         211,367             150,630              69,229
    Acquisition of RSA interests from TDS                           --                 (49)               (901)
    Employee benefit plans                                       1,131               1,089                 587
    Capital contributions by TDS                                    --               9,468               7,515
    Conversion of Preferred Stock                                1,420                  --                  --
    Sales of Common Shares                                          --              35,818                  --
    Conversion of debt to TDS                                       --             330,328                  --
    Net unrealized gain (loss) on available-for-sale
      marketable equity securities                               1,884                (626)                 --
    Capital stock expense                                          (51)               (915)               (217)
                                                            --------------------------------------------------
  Balance at end of period                                  $1,083,698           $ 867,947           $ 342,204
                                                            --------------------------------------------------
                                                            --------------------------------------------------
COMMON AND SERIES A COMMON SHARES ISSUABLE
  Balance at beginning of period                            $  103,266           $ 131,741           $ 129,010
  Add (Deduct)
    Acquisitions of cellular interests                              --               2,996              16,690
    TDS Common Shares issued for acquisitions                       --             (30,649)                 --
    Shares issued pursuant to acquisition agreements           (86,929)               (822)            (13,959)
                                                            --------------------------------------------------
  Balance at end of period                                  $   16,337           $ 103,266           $ 131,741
                                                            --------------------------------------------------
                                                            --------------------------------------------------
RETAINED (DEFICIT)
  Balance at beginning of period                            $ (101,051)          $ (75,610)          $ (81,804)
  Add net income (loss)                                         16,393             (25,441)              6,194
                                                            --------------------------------------------------
  Balance at end of period                                  $  (84,658)          $(101,051)          $ (75,610)
                                                            --------------------------------------------------
                                                            --------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

1.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

United States Cellular Corporation (the "Company" or "USM"), is an 81.3%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of USM, its majority-owned subsidiaries and partnerships in which USM has a controlling majority partnership interest. There were 130 consolidated operating entities in 1994, 116 in 1993 and 92 in 1992. All material intercompany accounts and transactions have been eliminated. Certain amounts reported in prior years have been reclassified to conform to current period presentation.

REVENUES

Revenues from operations primarily consist of charges to customers for monthly access, cellular airtime and data usage, roamer charges, toll charges and vertical services. Revenues are recognized as services are rendered. Unbilled revenues, resulting from cellular service provided from the billing cycle date to the end of each month and from other cellular carriers' customers using USM's cellular systems for the last half of each month, are estimated and recorded. Equipment sales are recognized upon delivery to the customer and reflect charges to customers for cellular telephone user equipment purchased.

PENSION PLAN

United States Cellular Corporation's Employees' Pension Trust I (the "Pension Trust"), a qualified noncontributory defined contribution pension plan began effective January 1, 1994. It provides pension benefits for the employees of USM. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $1.0 million in 1994.

EARNINGS PER SHARE

Earnings per Common and Series A Common Share for the years ended December 31, 1994 and 1992 was computed by dividing Net Income by the weighted average number of Common Shares, Series A Common Shares and dilutive common equivalent shares outstanding during the year. Dilutive common stock equivalents consist of Common Shares issuable upon conversion of preferred stock, Common Shares issuable in the future to third parties in connection with completed acquisitions and Common Share options and stock appreciation rights.

Earnings per Common and Series A Common Share for the year ended December 31, 1993 was computed by dividing Net (Loss) by the weighted average number of Common Shares and Series A Common Shares outstanding during the year.

Pro forma Net (Loss) for the year ended December 31, 1993 would have been reduced by $25.1 million for the interest expense eliminated by the pro forma retirement, as of January 1, 1993, of the amount outstanding under the Revolving Credit Agreement-TDS through the conversion of 4.8 million Common Shares and
5.5 million Series A Common Shares purchased by TDS in connection with the November 1993 rights offering ("Rights Offering") ($340.7 million) and the application of the proceeds from the sale of 1.1 million Common Shares to parties other than TDS in connection with the Rights Offering ($36.8 million). Under the above circumstances, pro forma (Loss) per Common Share would have been reduced by $.45 to zero for the year ended December 31, 1993.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the plant assets. The provision for depreciation as a percentage of average depreciable property, plant and equipment was 10.5% in 1994, 1993 and 1992.

Property, plant and equipment in service consists of:


                                                           December 31,
                                                    -----------------------
                                                        1994           1993
                                                    -----------------------
                                                     (Dollars in thousands)

Land                                                $ 31,573       $ 19,016
Operating plant
  and equipment                                      347,710        234,310
Office furniture
  and equipment                                       32,310         18,014
Vehicles                                               3,551          2,179
Buildings and leasehold
  improvements                                        48,988         32,599
                                                    -----------------------
                                                    $464,132       $306,118
                                                    -----------------------
                                                    -----------------------

See Note 12 Lease Commitments for a discussion of property leased by USM.

NOTES AND INTEREST RECEIVABLE

Notes and interest receivable reflect primarily loans to other partners for capital calls paid on their behalf. The carrying amount reported in the balance sheet for notes and interest receivable approximates their fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

SUPPLEMENTAL CASH FLOW DISCLOSURES

USM acquired certain cellular licenses and other cellular interests during 1994, 1993 and 1992. In conjunction with these acquisitions, the following assets were acquired, liabilities assumed, Common Shares and shares of Redeemable Preferred Stock issued and equity contributions made by TDS.

                                                  Year Ended December 31,
                                         ----------------------------------
                                              1994      1993           1992
                                         ----------------------------------
                                                (Dollars in thousands)
Property, plant
  and equipment, net                     $  13,638 $  23,767      $  14,154
Cellular licenses                          139,332   284,736        159,308
(Decrease) in
  equity-method
  investment in
  cellular interests                       (12,706)  (13,069)        (5,885)
Accounts receivable                          1,910     2,689          2,127
Long-term debt                                (212)  (12,094)            --
Revolving Credit
  Agreement-TDS                               (309) (101,507)       (73,226)
Accounts payable                            (1,375)   (3,005)        (3,153)
Other assets and
  liabilities, excluding
  cash acquired                             (1,518)   (4,069)           825
Common Shares
  issued and
  issuable                                (131,882) (158,059)       (76,395)
Equity contributions
  from TDS                                      --    (9,425)        (6,625)
                                         ----------------------------------
Decrease in cash due
  to acquisitions                        $   6,878  $  9,964      $  11,130
                                         ----------------------------------
                                         ----------------------------------

Following are supplemental cash flow disclosures regarding interest and income taxes paid and other noncash transactions.




























                                                Year Ended December 31,
                                         ----------------------------------
                                              1994      1993           1992
                                         ----------------------------------
                                                (Dollars in thousands)
Interest paid                             $  4,021  $  3,007       $    901
Income taxes paid                            1,968     2,237          1,406
Accrued interest
  converted into debt
  under the Revolving
  Credit Agreement                          17,579    28,154         15,887
Additions to Property,
  Plant and Equipment
  financed through
  Accounts Payable-Other                    (9,761)    6,612          2,798
Common Shares issued
  by USM for conversion
  of USM Preferred Stock
  and TDS Preferred
  Shares                                  $  1,496  $     --       $     --
                                         ----------------------------------
Depreciation and
  amortization expense:
  Depreciation                            $ 39,520  $ 25,665       $ 16,606
  Amortization
    - License                               23,119    18,189         11,445
    - Deferred
       start-up                              1,907     1,817          1,980
    - Other                                  1,821       273            205
                                         ----------------------------------
Total depreciation
  and amortization
  expense                                 $ 66,367  $ 45,944       $ 30,236
                                         ----------------------------------
                                         ----------------------------------

During 1994 and 1992, USM recorded gains on the exchange of its minority interests in five and two Metropolitan Statistical Areas ("MSAs"), respectively, which are not included in the table above. See Note 11 Gain on Sale of Cellular Interests for a discussion of the effects of the exchanges.

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

TDS made capital contributions totaling $9.4 million in 1993 and $7.5 million in 1992 pursuant to TDS's agreement to fund certain cellular license invest-ments made by USM.

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

INFORMATION WITH RESPECT TO ACQUISITIONS
COMPLETED ACQUISITIONS. During 1994, USM completed the acquisition of controlling interests in nine markets and several minority interests representing approximately 1.3 million population equivalents for a total consideration of $140.3 million as shown in the following table.


                                                 Consideration
                                                 -------------
                                                   (millions)
4.2 million Common Shares to TDS (1)             $     130.5
53,000 Common Shares issued to third parties             1.4
Increase in Revolving Credit Agreement (1)                .3
Forgiveness of note receivable                           1.4
Cash                                                     6.7
                                                 -------------
  Total                                          $     140.3
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


                                                 Consideration
                                                 -------------
                                                   (millions)
5.5 million Common Shares to TDS (1)             $     150.3
157,000 Common Shares issued to third parties            4.7
140,000 Common Shares Issuable to
  third parties in the future                            3.0
Increase in Revolving Credit Agreement (1)             101.5
Equity contribution from TDS                             9.4
Subsidiary Preferred Stock                               2.9
Cash                                                    12.7
                                                 -------------
  Total                                          $     284.5
                                                 -------------
                                                 -------------

(1) ISSUED TO REIMBURSE TDS FOR TDS SECURITIES AND CASH PAID TO THIRD PARTIES IN CONNECTION WITH THE ACQUISITIONS.


















Assuming that the 1994 and 1993 acquisitions discussed above, which were accounted for as purchases, had taken place on January 1, 1993, unaudited pro forma results of operations would have been as follows:

                                               Year Ended December 31,
                                          ---------------------------------
                                            1994                     1993
                                          ---------------------------------
                                                (Dollars in thousands,
                                                except per share amounts)
                                          ---------------------------------
Service Revenues                          $326,648                 $229,253
Equipment Sales                             14,018                   11,844
Interest Expense
  (including cost to
  finance acquisitions)                     21,891                   34,053
Net Income (Loss)                           16,122                  (37,794)
Earnings per
  Common Share                            $    .20                 $   (.58)
                                          ---------------------------------
                                          ---------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PENDING ACQUISITIONS. At December 31, 1994, the Company, or TDS for the benefit of the Company, had entered into agreements to acquire controlling interests in seven markets and two minority interests representing approximately 1.2 million population equivalents for an aggregate consideration estimated to be approximately $101.5 million. If all of the pending acquisitions are completed as planned, the Company will issue approximately 102,000 of its Common Shares. TDS will pay approximately $98.3 million in cash and TDS Common Shares. Any cellular interests acquired by TDS in these transactions are expected to be assigned to the Company and at the time this occurs the Company will reimburse TDS for TDS's consideration delivered and costs incurred in such acquisitions in the form of Common Shares of the Company and notes payable.

3.  INVESTMENT IN LICENSES
Investment in licenses consists of the costs incurred in acquiring Federal Communications Commission ("FCC") licenses or interests in entities which have filed for or have been awarded FCC licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interests in cellular entities awarded licenses; amounts paid for legal, engineering and consulting services; amounts incurred by USM and its parent, TDS, in acquiring these interests; and goodwill. These costs are being amortized over 40 years, upon commencement of operations, or at the date of acquisition when USM acquires an interest in an operating system. Costs applicable to unsuccessful license applications and acquisitions are charged to expense. Cellular license costs with an unamortized financial reporting basis of approximately $305.6 million have no tax basis because the associated purchase transactions were structured to be tax-free. This basis difference is goodwill and no deferred taxes have been provided.

Investment in licenses consists of the following:

                                                     December 31,
                                        -----------------------------------
                                            1994                     1993
                                        -----------------------------------
                                               (Dollars in thousands)
License acquisitions
  and goodwill                          $  999,071               $  854,991
Professional services                       14,196                   12,144
USM and TDS costs                            3,809                    3,814
                                        -----------------------------------
                                         1,017,076                  870,949
Less accumulated
  amortization                              69,677                   46,458
                                        -----------------------------------
                                        $  947,399               $  824,491
                                        -----------------------------------
                                        -----------------------------------

4.  MARKETABLE EQUITY SECURITIES
The Company implemented Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994. SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in one of three categories: a) held-to-maturity securities, reported at amortized cost; b) trading securities, reported at fair value; and c) available-for-sale securities, reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

Information regarding the Company's available-for-sale securities is summarized below.

                                                December 31,
                                         ------------------------
                                             1994           1993
                                         ------------------------
                                          (Dollars in thousands)
Cost Basis                               $  18,210      $  18,210
Gross Unrealized Holding Gains               1,935             --
Gross Unrealized Holding Losses                 --           (626)
                                         ------------------------
Aggregate Fair Value                     $  20,145      $  17,584
                                         ------------------------
                                         ------------------------

The Company's net unrealized holding gain on available-for-sale securities was $1.3 million (net of income taxes of $677,000) in 1994. The Company's net unrealized holding loss was $626,000 in 1993. These unrealized gains and losses have been included as an addition to and reduction of common shareholders' equity, respectively. No sales or transfers of these securities have occurred during 1994.

5.   REVOLVING CREDIT AGREEMENT
USM has unsecured notes payable to TDS and Telecommunications Technologies Fund, Inc. ("TTF"), a wholly owned subsidiary of TDS, pursuant to a Revolving Credit Agreement. USM repaid approximately $377.5 million of debt under the Revolving Credit Agreement with the proceeds of its 1993 Rights Offering.

The terms of the Revolving Credit Agreement provide for borrowings with interest, at the prime rate plus 1.5% (for a rate of 10.0% at December 31, 1994), due quarterly. The Revolving Credit Agreement has been amended by TDS from time to time to change the size of the borrowing facility. Most recently, the facility was amended effective November 30, 1994, to provide for borrowings up to a maximum of $300 million. Any borrowing under the Revolving Credit Agreement may be prepaid in whole or in part, without premium, with any prepayment reinstating credit in the amount of such prepayment. No principal under the Revolving Credit Agreement is due until March 31, 1996, on which date the Revolving Credit Agreement terminates and all unpaid principal and accrued interest thereon are due and payable. The terms of the Revolving Credit Agreement also include, among others, restrictions on incurring additional indebtedness and on paying dividends. The carrying value of USM's borrowings under the Revolving Credit Agreement approximates their fair value, as the Revolving Credit Agreement is variable debt with the interest rate based on the prime rate.

6.   LONG-TERM DEBT
USM has three arrangements for the financing of cellular system equipment and construction costs with an equipment vendor. One is arranged through the individual entities which USM manages and the other two are with USM directly. The loans under the first arrangement bear interest at a rate approximating the prime rate (8.5% at December 31, 1994) and have interest deferred during the first year. Deferred interest and principal must be repaid over the succeeding seven years. The loans are secured by all of the assets of these individual entities and by some or all of the various owners' interests in the entities. Amounts borrowed which relate to goods or services not provided by the vendor are guaranteed by USM.

As of December 31, 1994, $22.2 million of financing had been completed under this arrangement, all of which was for those subsidiaries and partnerships included in the consolidated financial statements. The amount of financing outstanding under this arrangement for all consolidated subsidiaries and partnerships at December 31, 1994 was $2.3 million.

During 1991, USM entered into a second long-term financing agreement with the same equipment vendor. The agreement provided for new borrowings of up to $52 million to finance USM's equipment purchases and construction costs, and for the refinancing of previous borrowings of up to $4 million. The borrowings are senior obligations of USM and are collateralized by a secured interest in the tangible assets (excluding customer accounts receivable) and certain intangible assets of certain of USM's operating subsidiaries, excluding any interest in such operating subsidiaries' FCC licenses. Borrowings have terms of seven to eight years at an interest rate of 2.3% over the 90-day Commercial Paper Rate of high-grade, unsecured notes (for a rate of 8.6% at December 31, 1994). At December 31, 1994, the amount of new borrowings outstanding was $42.1 million and the amount of refinancing of previous borrowings outstanding was $2.3 million.


During 1994, USM entered into a third long-term financing agreement with the same equipment vendor. The agreement provided for, among other things, new borrowings of up to $75 million to finance USM's equipment purchases and construction costs. The borrowings are collateralized by the same secured interest as the 1991 arrangement. Terms of the borrowings are for seven years at an interest rate of 2.25% over the 90-day Commercial Paper Rate of high-grade, unsecured notes (for a rate of 8.5% at December 31, 1994). USM had completed $18.0 million of new borrowings under the new agreement as of December 31, 1994.

The carrying value of USM's long-term debt, $69.3 million, is more than its fair value, estimated to be $64.3 million. The fair value was estimated using discounted cash flow analysis.

Long-term debt is as follows:

                                                   December 31,
                                           ---------------------------
                                              1994                1993
                                           ---------------------------
                                              (Dollars in thousands)
Vendor financing arrangement
  (including deferred interest)            $64,954             $57,433
Other long-term notes
  issued in connection with
  acquisitions, 8.0% to 10.0%                4,310               5,498
                                           ---------------------------
                                            69,264              62,931
Less current portion                        11,573              11,801
                                           ---------------------------
                                           $57,691             $51,130
                                           ---------------------------
                                           ---------------------------

Long-term debt principal payment requirements are $11.6 million, $13.0 million, $13.0 million, $13.0 million and $11.2 million for the years 1995 through 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   COMMON STOCK

COMMON SHARES ISSUABLE
Certain of the cellular acquisition agreements closed during 1992, 1991 and 1990 require USM to deliver Common Shares in the future. USM is required to issue Common Shares to third parties as follows:


                                       Common Shares
                                          Issuable
                                       -------------
1995                                       623,979
1996                                       178,823
                                       -------------
                                           802,802
                                       -------------
                                       -------------

EMPLOYEE BENEFIT PLANS
The following table summarizes Common Shares issued for the employee benefit plans described below.

                                                    Year Ended December 31,
                                            ------------------------------------
                                              1994           1993           1992
                                            ------------------------------------
Tax-Deferred Savings Plan                   25,934         23,058         18,944
Employee Stock
  Purchase Plan                             20,244         21,584         16,716
Employee stock options and
  stock appreciation rights                  8,365          6,210          1,140
                                            ------------------------------------
                                            54,543         50,852         36,800
                                            ------------------------------------
                                            ------------------------------------

TAX-DEFERRED SAVINGS PLAN. USM has reserved 26,070 Common Shares for issue under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in TDS Common Shares, USM Common Shares or four other non-affiliated funds.

EMPLOYEE STOCK PURCHASE PLAN. USM sold 20,244 Common Shares to its employees at $16.15 per share in connection with the 1992 Employee Stock Purchase Plan.

STOCK OPTION AND STOCK APPRECIATION RIGHTS PLAN. USM has reserved 1,010,000 Common Shares and 55,000 Series A Common Shares for options granted to key employees. USM has established a Stock Option and Stock Appreciation Rights Plan (as amended on February 1, 1991) that provides for the grant of stock options and stock appreciation rights to officers and employees. The options are exercisable one year from the date of the award through November 1, 1997, or thirty days following the date of the employee's termination of employment, if earlier. At December 31, 1994, 64,909 stock options were outstanding at a price of $15.67 per share.

Stock Appreciation Rights ("SARs") allow the grantee to receive an amount in Common Shares or cash, or a combination thereof, equivalent to the difference between the exercise price and the fair market value of the Common Shares on the exercise date. At December 31, 1994, 45,000 Common Share SARs and 36,000 Series A Common Share SARs were outstanding at $15.00 per share. These rights expire from 1998 to 2003 or the date of the person's termination of employment, if earlier. During 1994, 1993 and 1992, 1,200, 1,800 and 600 Common Share SARs were exercised, respectively. Compensation expense, measured on the difference between the option prices and the year-end market price of the Common Shares, aggregated $71,000 in 1994, $598,000 in 1993 and $67,000 in 1992.

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

SERIES A COMMON SHARES
Series A Common Shares are convertible on a share-for-share basis into Common Shares. As of December 31, 1994, all of USM's outstanding Series A Common Shares were held by TDS.

8.   REDEEMABLE PREFERRED STOCK
Redeemable Preferred Stock, authorized 5,000,000 shares, has a stated liquidation value of $100 per share, is not entitled to any dividends and is redeemable in 1995 through 1996. The Redeemable Preferred Stock is issuable in series by the Board of Directors, who establish the terms of the issue. At December 31, 1994, all shares of Redeemable Preferred Stock were held by TDS as reimbursement for TDS Preferred Shares issued in connection with acquisitions. The fair value of Redeemable Preferred Stock is estimated to be approximately $30.9 million using the net present value of the Common Shares to be issued upon conversion, valued at the December 31, 1994 quoted market price. At December 31, 1994 all of the Redeemable Preferred Stock is redeemable by USM by the delivery of Common Shares as shown in the following table.


                                    Number of                                                Amount
                                  Common Shares                   Outstanding              Outstanding
                                Deliverable Upon      Year of      Preferred               December 31,
Series                             Redemption       Redemption      Shares             1994          1993
---------------------------------------------------------------------------------------------------------
                                                                                    (Dollars in thousands)
  A                                       --            1994             --         $     --     $    862
  B                                   55,213            1995          8,282              828          828
  C                                  354,565            1996         51,107            5,111        5,111
  D                                  267,339            1996         44,865            4,486        4,486
  E                                  416,011            1995         84,030            8,403        8,403
---------------------------------------------------------------------------------------------------------
                                   1,093,128                        188,284           18,828       19,690
Less current portion                                                                   9,231          862
                                                                                   ----------------------
                                                                                    $  9,597     $ 18,828
                                                                                   ----------------------
                                                                                   ----------------------

All of the preferred shares outstanding at December 31, 1994 were issued in 1991. During 1994, 8,618 Series A Redeemable Preferred Shares were redeemed for 55,213 USM Common Shares.

9.   INCOME TAXES
USM is included in a consolidated federal income tax return with other members of the TDS consolidated group.

TDS and USM entered into a Tax Allocation Agreement (the "Agreement") effective July 1, 1987. The Agreement provides that USM and its subsidiaries be included in a consolidated federal income tax return and in state income or franchise tax returns in certain situations with the TDS affiliated group unless TDS requests otherwise. USM and its subsidiaries calculate their losses and credits as if they comprised a separate affiliated group. Under the Agreement, USM is able to carry forward its losses and credits and use them to offset any future income tax liabilities to TDS. The amount of federal net operating loss carryforward available to offset future taxable income aggregated approximately $165 million at December 31, 1994 and expires between 2002 and 2009.

Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires companies to record all deferred tax liabilities or assets for the deferred tax consequences of all temporary differences. Additionally, the statement requires that deferred tax balances be adjusted to reflect new tax rates when they are enacted into law. The cumulative effect of the implementation of SFAS No. 109 on years prior to 1993 had an immaterial effect on the Consolidated Statement of Operations. Income tax expense for 1994 and 1993 reflects the new method of accounting; income tax expense for prior years has not been restated.

In August of 1993, the Revenue Reconciliation Act of 1993 increased the statutory federal corporate income tax rate from 34 percent to 35 percent. 1993 federal income tax expense was not affected as a result of this change.

Federal income tax expense recorded in 1994, 1993 and 1992 primarily relates to consolidated subsidiaries not included in the TDS consolidated federal income tax return. State income tax expense recorded in 1994 and 1993 was primarily related to subsidiaries generating taxable income after utilization of state net operating losses. State income tax expense recorded in 1992 was primarily generated by the gains on the sale and exchange of cellular interests completed in 1992. The amount of state net operating loss carryforward available to offset future taxable income aggregated approximately $227 million at December 31, 1994 and expires between 1998 and 2009. Income tax provisions charged to expense are summarized below:

                                              Year Ended December 31,
                                          ----------------------------
                                              1994      1993      1992
                                          ----------------------------
                                               (Dollars in thousands)
Federal income taxes
  Current                                 $  1,054  $  1,491    $  805
  Deferred                                      26      (109)        6
State income taxes
  Current                                    2,252       840     1,130
  Deferred                                   1,585       470        46
                                          ----------------------------
Income tax expense                        $  4,917  $  2,692    $1,987
                                          ----------------------------
                                          ----------------------------

















The components of the Company's deferred tax assets and liabilities were as follows:


                                             December 31,
                                        ---------------------
                                            1994      1993
                                        ---------------------
                                        (Dollars in thousands)
Deferred Tax Asset
  Net operating loss carryforwards        $ 73,407  $ 62,272
  Stock appreciation rights                    221       245
  Other                                        139       723
                                        ---------------------
                                            73,767    63,240
Less valuation allowance                    37,964    30,317
                                        ---------------------
                                            35,803    32,923
                                        ---------------------
Deferred Tax Liability
  Property, plant and equipment             11,690     9,914
  Marketable equity securities               7,606     6,797
  Partnership investments                   11,981     9,398
  Licenses                                   9,543     9,204
                                        ---------------------
                                            40,820    35,313
                                        ---------------------
Net Deferred Tax Liability                $  5,017  $  2,390
                                        ---------------------
                                        ---------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A valuation allowance has been provided when it is more likely than not that some portion of the deferred tax asset will not be realized. During 1994, the valuation allowance increased $7.6 million primarily due to USM's 1994 net taxable loss. USM had current deferred tax assets totaling $926,000 at December 31, 1994, resulting primarily from the allowance for customer receivables.

The statutory federal income tax rate is reconciled to the Company's effective income tax rate below.


                                                 Year Ended December 31,
                                            -----------------------------
                                              1994      1993      1992
                                            -----------------------------
Statutory federal income
  tax rate                                   35.0%     35.0%     34.0%
State income taxes,
  net of federal benefit                      11.1      (3.1)      8.4
Amortization of license costs                 11.9      (6.8)     17.3
Effects of corporations not
  included in consolidated
  federal income tax return                    3.7      (6.2)     11.5
Effects of valuation
  allowance on
  deferred tax asset                         (38.6)    (30.7)       --
Effects of the Tax
  Allocation Agreement                          --        --     (46.9)
                                            -----------------------------
Effective income tax rate                    23.1%     (11.8)%   24.3%
                                            -----------------------------
                                            -----------------------------


10.  RELATED PARTIES
USM is billed for all services it receives from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to USM and on allocations of common expenses. Such allocations are based on the relationship of USM's assets and revenues to the total assets and revenues of TDS. Management believes the method used to allocate common expenses is reasonable. Billings to USM from TDS amounted to $22.1 million in 1994, $22.9 million in 1993 and $13.8 million in 1992. Management believes that all expenses and costs applicable to USM are reflected in the accompanying financial statements on a basis which is representative of what they would have been if USM operated on a stand-alone basis.

All markets managed by USM are billed for services they receive from USM consisting primarily of accounting, billing and engineering services. Such billings are based on expenses specifically identified to each market and on allocations of common expenses. Such allocations are based on the relationships of each market's assets and revenues to the total assets and revenues of all the markets managed by USM. Billings to nonconsolidated, managed markets amounted to $5.6 million in 1994, $7.6 million in 1993 and $7.5 million in 1992. Management believes that all expenses and costs applicable to each market are representative of what they would have been if each managed market operated on a stand-alone basis.

USM bills roaming charges to another market when that market's customers roam in USM-managed markets. When the customer's home market is also a USM-managed market, the transaction is intercompany in nature and a uniform per-minute billing rate is used to bill substantially all USM-managed markets. This rate generally differs from those rates USM uses to bill other non-USM-managed markets.

Interest income primarily includes interest on loans to managed unconsolidated markets used to fund these markets' ongoing construction and operating expenses. Interest income from these markets amounted to $1.9 million in 1994 and 1993 and $2.1 million in 1992.

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

11.  GAIN ON SALE OF CELLULAR INTERESTS
The gains in 1994 reflect the transfer of USM's cost-basis minority interests in five MSAs in exchange for additional interests in seven MSAs controlled by USM. The exchange of the minority interests in the five MSAs has been recorded at the fair market value of approximately $4.3 million. A gain of $3.3 million, representing the excess of the fair market value of the MSA interests traded over the book value of such interests, was included in income for 1994.

The gains in 1993 reflect primarily the sale of two cellular minority interests. USM received $6.8 million cash consideration on the sales.

The gains in 1992 reflect the sales and exchange of minority- and majority-owned cellular interests as follows: (a) USM transferred its controlling interests in two RSAs, its cost-basis minority interests in two MSAs and approximately $2.9 million in cash in exchange for controlling interests in two other MSAs

40


and a minority interest in a combined MSA/RSA system. The exchange of the controlling interests in the RSAs has been recorded using book values, with no gain or loss recognized on the exchange. The exchange of the minority interests in the two MSAs has been recorded at the fair market value of approximately $15.7 million. A gain of $11.4 million, representing the excess of the fair market value of the MSA interests traded over the book value of such interests, was included in income for 1992. (b) USM sold a majority interest in an MSA in exchange for certain marketable equity securities then valued at $18.2 million. A gain of $17.1 million was recognized on the sale. (c) USM sold a minority interest in an MSA for $3.8 million in cash. A gain of $2.9 million was recognized on the sale.

12.  LEASE COMMITMENTS
USM and certain of its majority-owned partnerships and subsidiaries lease certain office and cell site locations under operating leases. Future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 1994 are as follows:


                             Minimum
                         Future Rentals
                    ----------------------
                    (Dollars in thousands)
1995                     $    6,756
1996                          6,096
1997                          4,669
1998                          3,868
1999                          3,352
                    ----------------------
                         $   24,741
                    ----------------------
                    ----------------------

Rent expense totaled $6.4 million in 1994, $4.7 million in 1993 and $3.2 million in 1992.

13.  COMMITMENTS AND CONTINGENCIES
The partnerships and corporations in which USM is a partner or shareholder are in various stages of development. USM expects to spend approximately $180 million during 1995 for both enhancements to existing systems and construction of new systems. Under the terms of certain partnership and shareholder agreements, USM may be committed to funding other partners' or shareholders' portions of construction and other costs, if sufficient financing is not available to the individual entities. USM does not expect such individual financing shortfalls to be material.

USM has an ongoing acquisition program to maximize its growth. For a discussion of pending acquisitions, see Note 2 Acquisitions.

Under USM's financing arrangement with an equipment vendor, amounts borrowed which relate to goods or services not provided by that vendor are guaranteed by USM. As of December 31, 1994, long-term debt in the amount of $1.0 million was guaranteed by USM under this arrangement.

COLLECTIBILITY OF NOTE RECEIVABLE
As of December 31, 1994, USM loaned a total of $5.0 million to another cellular company ("Cellular Co.") under a long-term financing agreement. Under the agreement, USM will provide up to $6 million to finance Cellular Co.'s equipment purchases and construction costs related to the operations in an RSA. Loans made under the agreement bear interest at a rate approximating the prime rate plus 1.5%. Borrowings are secured by certain of Cellular Co.'s assets, primarily those relating to the operations of the aforementioned RSA. All principal amounts and any interest amounts outstanding as of June 30, 2000 become due and payable at that time and the agreement terminates on that date. Provisions of the agreement include Cellular Co. maintaining a minimum cellular subscriber base, generating a minimum amount of cash flow and restrictions on Cellular Co. incurring additional indebtedness or paying dividends to partners. USM has no assurance that Cellular Co. will have sufficient assets at the time the principal payment is due to repay the loans in full. No accrual has been made for this possibility and the note is being carried on the balance sheet at the full loan amount as of December 31, 1994.

STANDBY LETTER OF CREDIT
The Company has entered into a standby letter of credit agreement effective July 20, 1994 with a financial institution. This standby letter of credit, which will not exceed $9.9 million, provides supplemental security in support of a bank loan to an entity minority-owned by the Company. The bank loan, which is secured primarily by a first mortgage on the tangible and intangible assets of a cellular operating system constructed by the minority-owned entity, was arranged to finance the construction of this cellular system, the acquisition of customers and the initial operation of the system.

The cellular license for this system was originally awarded to a third party which constructed its own cellular system. The third party's license application was subsequently found to be flawed by the FCC, and the license was then awarded to the entity

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

minority-owned by the Company. The third party has sought reconsideration of the license grant to the entity minority-owned by the Company and several appeals have been filed concerning the FCC's decision, including one by the third party. If any of these appeals are successful, the license may be removed from the entity minority-owned by the Company. If the third party resumes providing cellular service, it will not be obligated to purchase the minority-owned entity's cellular system. Such removal of the license from the minority-owned entity constitutes an event of default under its bank loan agreement, and the bank may call upon the Company's standby letter of credit to satisfy any amounts still due under this loan agreement.

14.  INVESTMENTS IN CELLULAR PARTNERSHIPS
Investments in cellular partnerships consist of amounts invested in cellular entities in which USM holds a minority or noncontrolling interest. Investments in cellular partnerships consist of long-term investments and investments held for sale or exchange, as follows:


                                                    December 31,
                                         ------------------------------
                                              1994                1993
                                         ------------------------------
                                               (Dollars in thousands)
Long-term Investments:
  Capital contributions,
     loans and advances                  $  61,628           $  66,515
  Cumulative share of
    partnership income                      81,824              52,296
  Cumulative share of
    partnership distributions              (57,237)            (41,633)
                                         ------------------------------
                                            86,215              77,178
Investments Held for
Sale or Exchange:
  Capital contributions, net
    of partnership distributions            13,280              12,926
                                         ------------------------------
Total investment in
  nonconsolidated partnerships           $  99,495           $  90,104
                                         ------------------------------
                                         ------------------------------

USM follows the equity method of accounting for its long-term investments which recognizes, on a current basis, USM's proportionate share of the incomes and losses accruing to it under the terms of its partnership and shareholder agreements. The equity method is followed for minority interests in markets that are managed by USM and for certain markets managed by others.

USM follows the cost method of accounting for its investments in markets held for sale or exchange, and such investments are recorded at the lower of cost or market value. It is not practicable to estimate the fair value of USM's investments in cellular partnerships held for sale or exchange due to the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The $13.3 million carrying amount at December 31, 1994, represents primarily the original amounts invested, which management believes are not impaired.

The following summarizes the unaudited balance sheets and results of operations of the cellular system partnerships in which USM's investments are accounted for by the equity method.

                                                                      December 31,
                                                            ------------------------------
                                                                  1994                1993
                                                            ------------------------------
                                                                 (Dollars in thousands)
Assets
  Current                                                   $  168,444          $  134,289
  Due from affiliates                                           19,667              34,156
  Property and other                                           566,707             453,150
                                                            ------------------------------
                                                            $  754,818          $  621,595
                                                            ------------------------------
                                                            ------------------------------
Liabilities and
Partners' capital
  Current liabilities                                       $  170,337          $  110,960
  Due to affiliates                                             30,377              34,363
  Deferred credits                                                 844               1,296
  Long-term debt                                                16,067               4,462
  Partners' capital                                            537,193             470,514
                                                            ------------------------------
                                                            $  754,818          $  621,595
                                                            ------------------------------
                                                            ------------------------------













                                                          Year Ended December 31,
                                        --------------------------------------------------
                                              1994                1993                1992
                                        --------------------------------------------------
                                                          (Dollars in thousands)
Results of Operations
Revenues                                $  846,377          $  703,601          $  537,813
Costs and
  expenses                                 613,235             518,142             399,409
Other income
  (expense)                                  1,654             (14,246)             (2,531)
                                        --------------------------------------------------
Net income
  before cumulative
  effect of accounting
  changes                                  234,796             171,213             135,873
Cumulative effect
  of accounting
  changes                                       --                 110              (1,495)
                                        --------------------------------------------------
Net income                              $  234,796          $  171,323          $  134,378
                                        --------------------------------------------------
                                        --------------------------------------------------

In two separate actions filed, on October 7, 1993, and February 15, 1994, now consolidated, two agents of the competing carrier have named the Los Angeles SMSA Limited Partnership (the "Partnership") as a defendant. The general allegations include violations of California Unfair Practices Act and price fixing. At a recent mandatory settlement conference, plaintiffs asked for $6 million from all defendants to settle

42


the above claims ($2.5 million from AirTouch Cellular, including the Partnership). The proposed settlement offer has not been accepted.

In May 1994, several former and current agents of the competing carrrier have named the Partnership in only one cause of action. This cause of action alleges a conspiracy with the competing carrier to fix the prices of cellular service in violation of state antitrust laws. The plaintiffs are seeking damages in excess of $100,000 for each of the plaintiff agents.

On November 24, 1993, October 17, 1994 and November 30, 1994, three separate class action (not yet certified) suits were filed against the Partnership alleging conspiracy with a competing carrier to fix the price of cellular service in violation of state and federal antitrust laws. The plaintiffs are seeking injunctive relief and substantial monetary damages in excess of $100 million before trebling.

On July 18, 1994, AirTouch Cellular was served with a class action (not yet certified) suit on behalf of the Partnership's authorized agents. The complaint alleges "predatory practices" and seeks damages in excess of $1.6 million per agent, plus statutory treble damages.

15.  LEGAL PROCEEDINGS
The Company is involved in a number of legal proceedings before the FCC and various state and federal courts. In some cases, the litigation involves disputes regarding rights to certain cellular telephone systems. The more significant proceedings involving the Company are described in the following paragraphs.

LA STAR AND WISCONSIN RSA 8 APPLICATIONS. USM indirectly owns 49% of La Star Cellular Telephone Company ("La Star"), which was an applicant for a construction permit for a cellular system in the New Orleans MSA. In June 1992, the FCC affirmed an Administrative Law Judge's order which had granted the application of another applicant and dismissed La Star's application. The basis for the FCC's action was its finding that USM improperly controlled La Star. In a footnote to its decision, the FCC stated questions regarding the conduct of USM in that proceeding may be revisited in future proceedings. As a result of that footnote, FCC authorizations in uncontested FCC proceedings have been granted to TDS and its subsidiaries subject to any subsequent action the FCC might take concerning its findings and conclusions in the La Star decision.

La Star, TDS and USM appealed the FCC's decision in the La Star proceeding. On March 29, 1994, the United States Court of Appeals for the District of Columbia Circuit vacated the FCC's decision in the La Star proceeding and remanded the matter to the FCC for further proceedings. On remand, the FCC affirmed the dismissal of the La Star application but did not address the subject matter of its footnote in the original La Star decision. As a result, the Wisconsin RSA 8 case, discussed below, now constitutes the only FCC expression calling for conditions on authorizations to TDS and its subsidiaries.

On February 1, 1994, in a proceeding involving a license originally issued to TDS for Wisconsin RSA 8, the FCC instituted a hearing to determine whether in the La Star case USM had misrepresented facts to, lacked candor in its dealings with or attempted to mislead the FCC and, if so, whether TDS possesses the requisite character qualifications to hold that Wisconsin license. The FCC stated in its decision that, pending resolution of the issues in the Wisconsin proceeding, subsequent authorizations to TDS and its subsidiaries would be conditioned on the outcome of that proceeding. TDS was granted interim authority to continue to operate that Wisconsin system pending completion of the hearing.

Following extensive discovery by the FCC and other parties, TDS and USM have reached preliminary and definitive settlement agreements with parties to the proceeding contemplating a summary decision finding TDS and its affiliates fully qualified to be FCC licensees. Pending the negotiation of a definitive settlement agreement with a group of Wisconsin telephone companies who are parties to the proceeding, the hearing has been postponed. Final settlement will also be subject to the action of the judge presiding in the proceeding.

TOWNES TELECOMMUNICATIONS, INC., ET. AL. V. TDS, ET. AL. Plaintiffs Townes Telecommunications Inc., Tatum Telephone Company and Tatum Cellular Telephone Company filed a suit on September 4, 1991 in the District Court of Rusk County, Texas, against both TDS and USM as defendants. Plaintiffs made a number of allegations, including usurpation, breach of fiduciary duty, civil conspiracy, breach of contract, tortious interference and other claims, and sought a variety of remedies, including unspecified damages not to exceed $33 million and as much as $200 million in punitive damages.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The case went to trial on April 25, 1994. On May 5, 1994, the jury returned a verdict in favor of TDS and USM on all issues. The plaintiffs filed an appeal of the case on September 12, 1994. The parties have executed an agreement which settles all matters related to this litigation and this case has been dismissed with prejudice on February 14, 1995. The settlement agreement requires plaintiffs to purchase a minority cellular interest from the Company at a negotiated purchase price which the Company believes approximates fair market value, and does not require the payment of any money by the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF UNITED STATES CELLULAR
CORPORATION:
We have audited the accompanying consolidated balance sheets of United States Cellular Corporation (a Delaware corporation and an 81.3%-owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of the Los Angeles SMSA, Baton Rouge MSA and Nashville/Clarksville MSA limited partnerships. The Company's investment in these partnerships is reflected in the accompanying financial statements using the equity method of accounting. The investment in these limited partnerships represented $45,694,000 and $38,447,000 (or 3.0% and 3.1%) of total consolidated assets at December 31, 1994 and 1993, respectively, and the equity in their income represents $21,189,000, $15,364,000 and $10,436,000 for the years ended December 31, 1994, 1993 and 1992, respectively, and is included in the consolidated net income (loss). The summarized financial information contained in Note 14 of the Notes to Consolidated Financial Statements includes financial information for the aforementioned partnerships. The financial statements of those limited partnerships were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those limited partnerships, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of United States Cellular Corporation and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 9 of the Notes to Consolidated Financial Statements, the method of accounting for income taxes was changed effective January 1, 1993.

The report of other auditors on the Los Angeles SMSA Limited Partnership referred to above includes explanatory paragraphs relating to uncertainties as discussed in Note 14 of the Notes to Consolidated Financial Statements. The ultimate outcome of these actions is uncertain at this time. Accordingly, no accrual for these matters has been made in the consolidated financial statements.


/s/ Arthur Andersen LLP

Chicago, Illinois
February 7, 1995
(except with respect to the matters discussed in Note 15, as to which the date is March 14, 1995)

44


SELECTED CONSOLIDATED FINANCIAL DATA

                                                                              Year Ended or at December 31,
                                                       ----------------------------------------------------------------------
                                                             1994           1993           1992           1991           1990
                                                       ----------------------------------------------------------------------
                                                       ----------------------------------------------------------------------
                                                                     (Dollars in thousands, except per share amounts)
OPERATING DATA
Service Revenues                                       $  318,649     $  203,800     $  130,666      $  77,456      $  47,099
Equipment Sales                                            13,755         10,510          9,263          7,500          7,522
Operating Income (Loss) Before
  Minority Share                                           17,385         (8,656)       (12,705)       (16,831)        (9,141)
Minority share of operating income                         (5,152)        (3,496)        (2,615)        (1,467)          (155)
Operating Income (Loss)                                    12,233        (12,152)       (15,320)       (18,298)        (9,296)
Investment income, net of related
  amortization expense                                     25,627         16,005         11,859          6,871          6,153
Gain on sale of cellular interests                          3,321          4,851         31,396            557            842
Income (Loss) Before Income Taxes                          21,310        (22,749)         8,181        (24,357)       (14,641)
Net Income (Loss) Before Cumulative Effect
  of a Change in Accounting Principle                      16,393        (25,441)         6,194        (24,373)       (14,723)
Cumulative Effect of a Change
  in Accounting Principle                                      --             --             --        (10,269)            --
Net Income (Loss)                                      $   16,393     $  (25,441)    $    6,194      $ (34,642)     $ (14,723)
Weighted Average Common and
  Series A Common Shares (000s)                            79,514         57,152         57,778         38,715         28,644
Earnings Per Common and
  Series A Common Share:
    Before Cumulative Effect of a Change
      in Accounting Principle                          $      .21     $     (.45)    $      .11      $    (.63)     $    (.51)
    Cumulative Effect of a Change
      in Accounting Principle                                  --             --             --           (.26)            --
    Net Income (Loss)                                  $      .21     $     (.45)    $      .11      $    (.89)     $    (.51)

BALANCE SHEET DATA
Working Capital                                        $  (33,813)    $  (28,386)    $  (17,827)     $    (614)     $    (979)
Property, Plant and Equipment, net                        368,181        246,414        158,948        109,305         44,334
Investments --
  Cellular partnerships                                    99,495         90,104         86,406         75,089         56,489
  Licenses, net of accumulated amortization               947,399        824,491        547,171        386,489        141,107
  Marketable equity securities                             20,145         17,584         18,210             --             --
Total Assets                                            1,534,787      1,245,396        855,579        616,786        279,844
Long-term Debt, excluding current portion                  57,691         51,130         56,645         26,959         10,703
Revolving Credit Agreement--TDS                           232,954        141,524        265,766        166,501        129,005
Redeemable Preferred Stock,
  excluding current portion                                 9,597         18,828         19,690         19,690             --
Common Shareholders' Equity                            $1,093,967     $  940,128     $  450,984      $ 360,749      $ 112,380

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)

                                                                       Quarter Ended
                                                   ------------------------------------------------------
                                                    March 31        June 30       Sept. 30        Dec. 31
                                                   ------------------------------------------------------
                                                   ------------------------------------------------------
                                                     (Dollars in thousands, except per share amounts)
1994
Service Revenues                                   $  63,361      $  77,065      $  86,675      $  91,548
Equipment Sales                                        2,872          3,592          3,251          4,040
Operating (Loss) Income Before Minority Share         (1,004)         5,523         11,095          1,771
Gain on Sale of Cellular Interests                        --             --             --          3,321
Net (Loss) Income                                  $  (1,830)     $   6,185      $  10,796      $   1,242
Weighted Average Common and
  Series A Common Shares (000s)                       75,140         79,587         80,294         80,529
Earnings Per Common and Series A Common Share      $    (.02)     $     .08      $     .13      $     .02

1993
Service Revenues                                   $  39,132      $  47,918      $  57,869      $  58,881
Equipment Sales                                        2,336          2,634          2,081          3,459
Operating (Loss) Income Before Minority Share         (3,380)           560            228         (6,064)
Gain on Sale of Cellular Interests                        --             --          4,851             --
Net (Loss)                                         $  (9,208)     $  (4,195)     $    (843)     $ (11,195)
Weighted Average Common and
  Series A Common Shares (000s)                       53,991         54,836         56,296         63,483
Earnings Per Common and Series A Common Share      $    (.17)     $    (.08)     $    (.01)     $    (.18)


SHAREOWNERS' INFORMATION

UNITED STATES CELLULAR STOCK AND
DIVIDEND INFORMATION
The Company's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of February 28, 1995, the Company's Common Shares were held by 463 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

The high and low sales prices of the Common Shares as reported by the American Stock Exchange were as follows:


Calendar Period               Common Shares
                    -------------------------------
                         High                Low
                    -------------------------------
1994
First Quarter       $    35.25          $    24.63
Second Quarter           29.63               24.50
Third Quarter            33.13               22.38
Fourth Quarter           34.00               30.00
                    -------------------------------

1993
First Quarter       $    24.63          $    20.75
Second Quarter           28.50               23.00
Third Quarter            34.88               27.50
Fourth Quarter           39.25               30.13
                    -------------------------------

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