Form 10-K405, Exhibit 13
period 1995-12-31
UNITED STATES CELLULAR CORP
filed 1996-03-22
CIK 821130

                                                                      EXHIBIT 13

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                     OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

United States Cellular Corporation (the "Company" - AMEX symbol: USM) owns, operates and invests in cellular markets throughout the United States. USM owns or has the right to acquire both majority and minority interests in 201 cellular markets at December 31, 1995, representing 24,451,000 population equivalents ("pops"). USM included the operations of 137 majority-owned and managed cellular markets in consolidated operations ("consolidated markets") at December 31, 1995. Noncontrolling interests in 29 markets, representing 3.4 million pops, were accounted for using the equity method and were included in investment income at that date. Noncontrolling interests held for sale or trade in 40 other markets, representing 887,000 pops, were accounted for using the cost method. Following is a table of summarized operating data for USM's consolidated operations.

                                                     Year Ended December 31,
                                                  -----------------------------
                                                    1995       1994       1993
                                                  -----------------------------
  Population equivalents (in thousands) (1)        19,755     18,365     18,619
  Total market population (in thousands) (2)       22,309     21,314     19,383
  Customers                                       710,000    421,000    261,000
  Market penetration                                 3.18%      1.98%      1.35%
  Markets in operation                                137        130        116
  Cell sites in service                             1,116        790        522
  Average monthly revenue per customer            $    72    $    80    $    85
  Churn rate per month                                2.1%       2.3%       2.3%
  Marketing cost per net customer addition        $   555    $   667    $   677

(1) 1995 Donnelley Marketing Service estimates are used for all years. Includes population equivalents relating to interests which are acquirable or which are to be divested in the future.
(2) Calculated using the respective Donnelley Marketing Service estimates for each year.

The Company's consolidated revenues and expenses include 100% of the revenues and expenses of the systems serving majority-owned and managed markets plus its corporate office operations. Investment income includes the Company's share of the net income or loss of each of the noncontrolling markets for which the Company follows the equity method of accounting.

Operating results for 1995 primarily reflect improvement in the Company's more established markets, a full year's operations from the 14 markets added to the consolidated group in 1994, the acquisition of majority interests in 23 operational markets and the divestiture of majority interests in 16 operational markets during 1995. Operating revenues, driven primarily by increases in customers served, rose $160.0 million, or 48%. Operating expenses rose $134.6 million, or 43%. Operating cash flow increased $49.4 million, or 60%.

Investment and other income increased $93.7 million to $124.7 million, due primarily to gains on the sales of cellular and other investments totaling $83.5 million and an increase in investment income. Investment income increased $13.3 million in 1995, mostly due to improved results in markets managed by others. Interest expense increased $5.4 million, or 25%, in 1995 primarily due to a 26% increase in average debt balances. Net income totaled $99.7 million in 1995 compared to $16.4 million in 1994, reflecting increased gains on the sales of cellular and other investments, improved operating results, increased investment income and increased interest expense. On a comparable basis, excluding the effect of the gains on sales of cellular and other investments (net of tax), net income increased to $43.9 million in 1995 compared to $13.1 million in 1994 and a loss of $30.3 million in 1993.

The Company expects the number of markets included in consolidated operations to be reduced by six during 1996, through the acquisition of majority interests in two operational markets and the divestiture of eight markets currently majority-owned and managed by the Company. At that time, the Company will include 131 markets in its consolidated operations.

Management believes there exists a seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth, which may cause operating income to vary from quarter to quarter.

OPERATING REVENUES

Operating revenues totaled $492.4 million in 1995, up $160.0 million, or 48%, over 1994. Operating revenues totaled $332.4 million in 1994, up $118.1 million, or 55%, over 1993. Acquisitions increased operating revenues $44.2 million, or 13%, in 1995 and $25.5 million, or 12%, in 1994.

Service revenues primarily consist of: (i) charges for access, airtime and value-added services provided to the Company's local retail customers who use the local systems operated by the Company; (ii) charges to customers of other systems who use the Company's cellular systems when roaming ("inbound roaming"); and (iii) charges for long-distance calls made on the Company's systems. Service revenues totaled $476.6 million in 1995, up $158.0 million, or 50%, over 1994. Service revenues totaled $318.6 million in 1994, up $114.8 million, or 56%, over 1993. The increase was primarily due to the growing number of local retail customers and the growth in inbound roaming revenue offset by declining monthly average revenue per customer. Service revenues in 1995 increased 65%, or $205.7 million, due to customer growth and declined 15%, or $47.7 million, due to decreases in average monthly service revenue per customer. Acquisitions increased service revenues $42.7 million, or 13%, in 1995 and $24.4 million, or 12%, in 1994.

Average monthly service revenue per customer totaled $72 in 1995 compared to $80 in 1994 and $85 in 1993. The 9% decrease in average monthly service revenue per customer in 1995 was primarily a result of a decrease in per customer inbound roaming revenue and lower per customer revenue from local retail customers. Inbound roaming revenue has been increasing at a slower rate than the Company's own customer base, which is growing faster than that of the rest of the industry. Although average monthly local minutes of use per retail customer totaled 95 in both 1995 and 1994, the Company's use of incentive programs to increase lower-revenue weekend and off-peak usage in 1995 resulted in a decrease in average revenue per minute of use during the year. The 6% decrease in average monthly service revenue per customer in 1994 was primarily a result of a decrease in per customer inbound roaming revenue, for the same reasons as in 1995, and the decline in average local minutes of use per retail customer.

Revenue from local customers' usage of USM's systems increased $101.5 million, or 54%, in 1994 and $70.4 million, or 60%, in 1994. Growth in the number of customers in the systems serving the Company's consolidated markets was the primary reason for the increase in local revenue. The number of customers increased 69% to 710,000 at December 31, 1995 from 421,000 at December 31, 1994. The number of customers increased 61% in 1994, up from 261,000 at December 31, 1993. Excluding the effect of acquisitions and dispositions, the Company's consolidated markets added 255,000 customers in 1995 and 142,000 customers in

1994. While the percentage increase in customer additions is expected to be lower in the future, management anticipates that the total number of net customer additions will continue to increase in 1996. Acquisitions increased local revenue $26.3 million, or 14%, in 1995 and $12.4 million, or 11%, in 1994.

Average monthly local retail revenue per customer declined to $44 in 1995 from $47 in 1994 and $49 in 1993. Monthly local retail minutes of use per customer averaged 95 in both 1995 and 1994 compared to 103 in 1993. While there was no decline in average local retail minutes of use from 1994 to 1995, average revenue per minute of use decreased as a result of the incentive programs stated previously. Management believes that local retail revenue will continue to decrease due to the usage patterns of incrementally added customers. This is part of an industry-wide trend and is believed to be related to the tendency of the early customers in a market to be the heaviest users during peak business hours. It also reflects the Company's and the industry's continued penetration of the consumer market, which tends to include fewer peak business hour-usage customers.

Inbound roaming revenue increased $44.0 million, or 42%, in 1995 and $33.9 million, or 48%, in 1994. This increase was attributable to the rise in the number of customers from other systems using the Company's systems when roaming. Also contributing were the increased number of Company-managed systems and cell sites within those systems. Monthly inbound roaming revenue per customer averaged $22 in 1995, $26 in 1994 and $29 in 1993. Acquisitions increased inbound roaming revenue $13.6 million, or 13%, in 1995 and $10.1 million, or 14%, in 1994.

Long-distance revenue increased $12.4 million, or 55%, in 1995 and $8.8 million, or 63%, in 1994 as the volume of long-distance calls billed by the Company increased. Monthly long-distance revenue per customer averaged $5 in 1995 and $6 in 1994 and 1993. Acquisitions increased long-distance revenue $3.5 million, or 16%, in 1995 and $1.7 million, or 12%, in 1994.

Equipment sales revenues totaled $15.8 million in 1995, up $2.0 million, or 15%, over 1994. Equipment sales revenues totaled $13.8 million in 1994, up $3.3 million, or 31%, over 1993. Equipment sales reflect the sale of 296,000, 153,000 and 83,000 cellular telephone units in 1995, 1994 and 1993, respectively, plus installation and accessories revenue. The average revenue per unit was $53 in 1995 compared to $90 in 1994 and $127 in 1993. The average revenue per unit decline partially reflects the Company's decision to reduce sales prices on cellular telephones to increase the number of customers, to maintain its market position and to meet competitive prices as well as to pass through reduced manufacturers' prices to customers. Also, the Company uses promotions which are based on increased equipment discounting. The success of these promotions led to both an increase in units sold and a decrease in average equipment sales revenue per unit. Acquisitions increased equipment sales revenues $1.5 million, or 11%, in 1995 and $1.1 million, or 11%, in 1994.

OPERATING EXPENSES

Operating expenses totaled $449.6 million in 1995, up $134.6 million, or 43%, over 1994. Operating expenses totaled $315.0 million in 1994, up $92.0 million, or 41%, over 1993. Acquisitions increased expenses $40.7 million, or 13%, in 1995 and $30.9 million, or 14%, in 1994.

System operations expenses increased $23.6 million, or 50%, in 1995 and $12.6 million, or 37%, in 1994, as a result of increases in customer usage expenses and costs associated with operating the Company's increased number of cellular systems and the growing number of cell sites within those systems. Costs are expected to continue to increase as the number of cell sites within the Company's systems grows.

Customer usage expenses represent charges from other telecommunications service providers for USM's customers' use of their facilities as well as for the Company's inbound roaming traffic on these facilities, offset somewhat by pass-through roaming revenue. These expenses also include local interconnection to the landline network, toll charges and roaming expenses from the Company's customers' use of systems other than their local systems. Customer usage expenses were $34.9 million in 1995 compared to $21.6 million in 1994 and $18.0 million in 1993, and represented 7% of service revenues in 1995 and 1994 compared to 9% in 1993.

Maintenance, utility and cell site expenses totaled $35.5 million in 1995 compared to $25.3 million in 1994 and $16.3 million in 1993, primarily reflecting an increase in the number of cell sites in the systems serving all majority-owned and managed markets, to 1,116 in 1995 from 790 in 1994 and 522 in 1993. Acquisitions increased system operations expenses $7.6 million, or 16%, in 1995 and $6.1 million, or 18%, in 1994.

Marketing and selling expenses increased $33.3 million, or 48%, in 1995 and $25.6 million, or 59%, in 1994. Marketing and selling expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent commissions; promotional expenses; local advertising and public relations expenses. The 1995 increase was primarily due to a 69% rise in the number of gross customer activations (excluding acquisitions and divestitures), from 232,000 in 1994 to 392,000 in 1995. The 1994 increase was primarily due to a 64% rise in the number of gross customer activations (excluding acquisitions and divestitures), from 141,700 in 1993 to 232,000 in 1994. Cost per gross customer addition, including losses on equipment sales, decreased to $361 in 1995 from $408 in 1994 and $414 in 1993. Excluding acquisitions and divestitures, the Company added 255,000 net new customers in 1995 compared to 142,000 in 1994 and 86,600 in 1993, increases of 80% and 64% in 1995 and 1994, respectively. The churn rate was 2.1% in 1995 and 2.3% in 1994 and 1993. Acquisitions increased marketing and selling expenses $9.0 million, or 13%, in 1995 and $6.3 million, or 15%, in 1994.

Cost of equipment sold increased $15.5 million, or 39%, in 1995 and $13.7 million, or 54%, in 1994. The increases reflect the growth in unit sales related to the rise in gross customer activations made through the Company's direct and retail distribution channels, offset somewhat by falling manufacturer prices per unit. The average cost to the Company of a telephone unit sold, including accessories and installation, was $186 in 1995 compared to $258 in 1994 and $309 in 1993. Acquisitions increased cost of goods sold $6.3 million, or 16%, in 1995 and $3.4 million, or 13%, in 1994.

General and administrative expenses increased $38.2 million, or 41%, in 1995 and $19.7 million, or 26%, in 1994. These expenses include the costs of operating the Company's local business offices and its corporate expenses. These increases include the effects of an increase in the number of consolidated markets, increases in expenses required to serve the growing customer base in existing markets and an expansion of both local administrative office and corporate staff, necessitated by growth in the Company's business. The Company is using an ongoing clustering strategy to combine local operations wherever feasible in order to gain operational efficiencies and reduce its administrative expenses. Acquisitions increased direct field-related general and administrative expenses $11.1 million, or 12%, in 1995 and $8.4 million, or 11%, in 1994.

Operating cash flow (operating income or loss before minority share plus depreciation and amortization expense) increased $49.4 million, or 60%, to $132.2 million in 1995 and increased $46.5 million, or 128%, to $82.8 million in 1994. The improvement in 1995 and 1994 was primarily due to growth in service revenues and a slower rate of increase in operating expenses resulting from improved operational efficiencies.

Depreciation expense increased $17.8 million, or 45%, in 1995 and $13.9 million, or 54%, in 1994. These increases reflect rising average fixed asset balances, which increased 48% in 1995 and 54% in 1994. Increased fixed asset balances primarily result from the increase in cell sites built to improve coverage in the Company's markets. Acquisitions increased depreciation expense $4.6 million, or 12%, in 1995 and $2.9 million, or 11%, in 1994.

Amortization of intangibles increased $6.2 million, or 24%, in 1995 and $6.6 million, or 34%, in 1994. These increases are primarily due to increases in license costs as a result of the acquisition of or the commencement of service in 23 markets in 1995 and 14 markets in 1994. License costs related to consolidated markets increased $69.0 million, or 7%, in 1995 and $163.9 million, or 20%, in 1994. Acquisitions increased amortization of intangibles $2.2 million, or 9%, in 1995 and $3.8 million, or 20%, in 1994.

OPERATING INCOME (LOSS) BEFORE MINORITY SHARE

Operating income before minority share totaled $42.8 million in 1995 and $17.4 million in 1994 compared to a loss of $8.7 million in 1993. The operating income margin (as a percent of service revenues) improved to 9% in 1995 and 5% in 1994 from an operating (loss) margin of (4%) in 1993. The 1995 and 1994 operating income improvements reflect improved results in the more established markets and increased revenues resulting from growth in the number of customers served by the Company's systems. This was partially offset by costs associated with the growth of the Company's operations and increased losses on equipment sales. Acquisitions increased operating income before minority share $3.5 million in 1995 and decreased operating income before minority share $5.4 million in 1994.

The Company expects service revenues to continue to grow significantly during 1996 as it adds customers to its existing systems and realizes a full year of revenues from customers added in 1995. Additionally, the Company expects expenses to increase significantly during 1996 as it incurs costs for markets and cell sites added in 1994 and 1995, incurs costs associated with customer and system growth and continues to acquire markets. Management believes there exists a seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth, which may cause operating income to vary from quarter to quarter.

INVESTMENT AND OTHER INCOME

Investment and other income totaled $124.7 million in 1995, $31.0 million in 1994 and $22.6 million in 1993. Investment income was $39.8 million in 1995 compared to $26.5 million in 1994 and $16.9 million in 1993. Investment income primarily represents the Company's share of net income from the markets managed by others that are accounted for by the equity method.

Gain on sale of cellular interests totaled $83.5 million in 1995, $3.3 million in 1994 and $4.9 million in 1993. The 1995 amount primarily reflects gains totaling $64.6 million recorded on the sales of the Company's majority interests in six markets; gains totaling $11.1 million recorded on the sales of the Company's investment interests in six markets; a gain totaling $5.3 million resulting from cash proceeds received in an exchange of markets; and a gain totaling $2.5 million recorded on the sale of certain marketable equity securities. The 1994 amount reflects gains recorded on the exchange of five of the Company's investment interests with another cellular company for minority interests in seven markets in which the Company owns controlling interests. The 1993 amount reflects gains recorded on the sales of two investment interests.

INTEREST AND INCOME TAXES

Total interest expense increased $5.4 million, or 25%, in 1995, on a 26% increase in the average amount of debt outstanding. Total interest expense decreased $11.3 million, or 34%, in 1994, on a 37% decrease in the average amount of debt outstanding. Interest expense in 1995 is primarily related to borrowings under the Revolving Credit Agreement with TDS, Liquid Yield OptionTM Notes ("LYONsTM") (TM Trademark of Merrill Lynch & Co., Inc.) and borrowings under a vendor financing agreement.

Interest expense relating to the Revolving Credit Agreement with TDS was $10.4 million in 1995, $17.8 million in 1994 and $29.1 million in 1993. The average amount of debt outstanding under the Revolving Credit Agreement was $100.0 million in 1995, $204.7 million in 1994 and $372.8 million in 1993; however, no borrowings were outstanding under the Revolving Credit Agreement as of December 31, 1995. The average interest rate on such debt was 10.4% in 1995, 8.6% in 1994 and 7.5% in 1993. Interest expense relating to the LYONs, which accrue interest at 6%, was $7.4 million in 1995. The LYONs are zero coupon convertible debentures which do not require current cash payments of interest; therefore, this is a noncash expense. Interest expense related to the vendor financing agreements was $9.2 million in 1995, $3.9 million in 1994 and $4.0 million in 1993. The average amount of debt under the vendor financing agreements was $112.1 million in 1995, $58.1 million in 1994 and $66.4 million in 1993. The average interest rate on such debt was 8.3% in 1995, 7.1% in 1994 and 5.7% in 1993.

Income tax expense was $32.5 million in 1995, $4.9 million in 1994 and $2.7 million in 1993. In 1995, $27.7 million of income tax expense related to the gains on sales of cellular and other investments. Income tax expense for 1994 and 1993 primarily includes the federal income taxes of consolidated subsidiaries not included in the TDS consolidated federal income tax return. State income tax expense was primarily related to subsidiaries generating taxable income after utilization of state net operating losses.

USM is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and USM are parties to a Tax Allocation Agreement under which USM is able to carry forward its losses and credits and use them to offset any current or future income tax liabilities to TDS. The amount of the federal net operating loss carryforward available to offset future taxable income aggregated approximately $74 million at December 31, 1995, and expires between 2002 and 2010. The amount of the state net operating loss carryforward available to offset future taxable income aggregated approximately $212 million at December 31, 1995, and expires between 1996 and 2010. Both the federal and state loss carryforwards have been significantly reduced by the gains on the sales of cellular and other investments during 1995, and more reductions are anticipated from gains which may be recognized on sales of cellular interests for which the Company has agreements as of December 31, 1995.

NET INCOME (LOSS)

Net income totaled $99.7 million in 1995 and $16.4 million in 1994 compared to a net loss of $25.4 million in 1993. The improvement in 1995 resulted from gains on the sales of cellular and other investments, improved operating results in the established markets and increased investment income, partially offset by increased income tax expense. The improvement in 1994 resulted from improved operating results in the established markets, increased investment income and decreased interest expense, partially offset by the effects of the addition of new markets. On a comparable basis (net of tax), excluding gains on the sales of cellular and other investments, net income totaled $43.9 million in 1995 and $13.1 million in 1994 and net loss totaled $30.3 million in 1993. Net income per share was $1.19 in 1995 and $.21 in 1994 and net loss per share was $.45 in 1993. The improvements in 1995 and 1994 primarily reflects the improvement in net income offset by the increase in weighted average Common and Series A Common Shares outstanding. The weighted average number of Common and Series A Common Shares outstanding for 1995 increased 6%, primarily due to the issuance of Common Shares in connection with acquisitions. The weighted average number of Common and Series A Common Shares outstanding for 1994 increased 39% over the shares outstanding for 1993 primarily as a result of Common and Series A Common Shares issued in connection with the 1993 rights offering, Common Shares issued in connection with acquisitions, and the inclusion of dilutive common stock equivalents in 1994 weighted average common shares outstanding as a result of the 1994 net income.

INFLATION

Management believes that inflation affects the Company's business to no greater extent than the general economy.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in March 1995, which became effective in January 1996, requiring that long-lived assets and certain identifiable intangibles to be held and used by any entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management believes the carrying amount of the Company's long-lived assets is not impaired.

FINANCIAL RESOURCES AND LIQUIDITY

The Company operates a capital- and marketing-intensive business. Rapid growth in markets operated by the Company, capital expenditures and customers served has caused financing requirements for acquisitions, construction and operations to exceed internally generated cash flow. In recent years, the Company has generated operating cash flows and received cash proceeds frin divestitures to fund most of its construction and operating expenses. The Company has been profitable for the last two years, but had previously incurred significant start-up costs and operating losses. The Company anticipates increasing growth in cellular units in service and revenues as it continues its expansion and development programs.

Marketing and system operations expenses associated with this expansion may reduce the rate of growth in operating cash flow and operating income over the next several quarters.

Cash flows from operating activities provided $115.9 million in 1995, $84.3 million in 1994 and $35.3 million in 1993. Operating cash flow (operating income or loss before minority share plus depreciation and amortization expense) provided cash totaling $132.2 million in 1995, $82.8 million in 1994 and $36.4 million in 1993. The 1995 and 1994 increases in operating cash flow primarily reflect improvement in the more established markets. Acquisitions increased operating cash flow $10.3 million, or 12%, in 1995 and $1.3 million, or 4%, in 1994. Cash flows from other operating activities (investment and other income, interest expense, changes in working capital and changes in other assets and liabilities) required cash investments totaling $16.3 million in 1995 and $1.1 million in 1993 and provided cash totaling $1.5 million in 1994.

Cash flows from financing activities provided $19.3 million in 1995, $95.6 million in 1994 and $65.4 million in 1993. Cash flows from financing activities include cash flows from the sale of LYONs, borrowings under the Revolving Credit Agreement with TDS, vendor financing transactions and sales of Common Shares. In 1995, the sale of LYONs provided cash totaling $221.5 million and vendor financing transactions provided cash totaling $59.5 million. This cash was used to repay amounts owed under the Revolving Credit Agreement with TDS totaling $251.2 million and amounts owed under the vendor financing agreements totaling $13.4 million. Borrowings under the Revolving Credit Agreement with TDS totaling $75.4 million and $45.4 million provided a majority of the Company's external financing requirements in 1994 and 1993, respectively. Borrowings under one of the vendor financing agreements provided an additional $18.0 million in 1994. The sale of Common Shares to parties other than TDS in connection with the rights offering provided an additional $36.8 million of the Company's external financing requirements in 1993.

Cash flows from investing activities required cash investments totaling $102.6 million in 1995, $180.4 million in 1994 and $98.6 million in 1993. Such cash requirements primarily consisted of cash additions to property, plant, and equipment and cash requirements for acquisitions and for investments in cellular markets. In 1995, the Company received cash proceeds totaling $151.1 million relating to the sales of cellular and other investments. Cash expenditures for property, plant and equipment totaled $208.7 million in 1995, representing the construction of 292 cell sites and other plant additions. Expenditures for property, plant and equipment totaled $158.2 million in 1994, representing the construction of 225 cell sites and other plant additions. Expenditures for property, plant and equipment totaled $84.9 million in 1993, representing the construction of 138 cell sites and other plant additions.

Anticipated capital requirements for 1996 primarily reflect the Company's construction and system expansion program. The Company's construction and system expansion budget for 1996 is approximately $240 million, consisting primarily of new cell sites to expand and enhance the Company's coverage in its service areas and expansion of office systems.

The Company continues to expand its operations through acquisitions. Some of the markets acquired during 1995, 1994 and 1993 were subject to acquisition agreements which were entered into prior to the year in which the acquisitions were completed. The following table summarizes the acquisitions completed during the last three years and the consideration issued for these acquisitions.

COMPLETED ACQUISITIONS

                                       Year Ended December 31,
                                      --------------------------
                                       1995      1994      1993
                                      --------------------------
                                            (in millions)
Controlling Interests Acquired          11         9        25
Pops Acquired                            1.7       1.3       3.8
Total Consideration                   $151.0    $140.3    $284.6
Details of Total Consideration:
USM Common Shares
 Shares Issued to TDS                    2.7       4.2       5.5
 Shares Issued to third parties           .4        .1        .2
 Recorded Cost                        $ 98.7    $131.9    $155.0
USM Series A Common Shares
 Shares Issued (all to TDS)                -         -        .1
 Recorded Cost                        $    -    $    -    $   .1
USM Common Shares to be issued
 in the future (in 1994 and 1996)
 Shares Issuable (all to TDS)             .5         -        .1
 Recorded Cost                        $ 14.5    $    -    $  3.0
Revolving Credit Agreement - TDS        14.6        .3     101.5
Subsidiary Preferred Stock                 -         -       2.9
Cancellation of Notes Receivable           -       1.4         -
Equity Contribution from TDS               -         -       9.4
Cash                                  $ 23.2     $ 6.7    $ 12.7
                                      --------------------------

Additionally, the Company had commitments at December 31, 1995, to issue 928,000 Common Shares in 1996 related to certain completed acquisitions.

The Company is continuing to assess its portfolio of cellular holdings in order to maximize the benefits derived from clustering its markets. As the number of opportunities for outright acquisitions has decreased over the last one or two years, and as the Company's clusters have grown to realize greater economies of scale, the Company's focus has shifted toward exchanges and divestitures of managed and investment interests. Recently, the Company has completed exchanges of controlling interests in its less strategic markets for controlling interests in markets which better complement its clusters. The Company has also completed outright sales of other less strategic markets. The proceeds from these sales have been used to further the Company's growth.

At December 31, 1995, the Company had agreements pending to exchange a controlling interest in one market, representing 96,000 population equivalents, for a controlling interest in another market, representing 153,000 population equivalents, plus cash consideration. The Company also had an agreement pending to acquire a controlling interest in one market and several minority interests in another market, representing 302,000 population equivalents. In addition, the Company had agreements pending to divest controlling interests in seven other markets, one minority interest and one market partition, representing 870,000 population equivalents, and to settle litigation related to an investment interest which was divested in 1995. If the exchange, divestitures and litigation settlement are completed as planned, the Company will receive consideration totaling approximately $170 million. All of the pending exchange, acquisition, divestiture and litigation settlement agreements discussed above are expected to be completed during 1996. Certain of the divestitures and the litigation settlement are expected to generate substantial gains for book and tax purposes.

TDS has proposed the transfer of its minority ownership interests in certain cellular markets acquired in conjunction with its prior acquisitions of telephone companies to the Company. The minority interests subject to the proposal represent approximately 675,000 population equivalents. The proposed purchase price is approximately $116.7 million. The form of consideration to be paid by USM is subject to negotiation and would likely consist of cash or USM common stock or a combination thereof.

The TDS proposal is subject to negotiation and has been referred to a previously established independent committee of the Company's Board of Directors. The independent committee has retained Lazard Freres & Co. as its financial advisor. The proposed transaction will be subject to approval by the independent committee of the USM Board of Directors, to the completion of definitive documentation and to compliance with regulatory requirements.

LIQUIDITY

The Company anticipates that the aggregate resources required for 1996 will include approximately: (i) $240 million for capital spending and (ii) $21 million of scheduled debt repayments. Additionally, the Company anticipates it will reimburse TDS, for a pending acquisition which is scheduled to be completed during 1996, for TDS Common Shares to be issued to third parties. The reimbursement to TDS is expected to be in the form of USM Common Shares. Not included in the above amounts are those related to any acquisition agreements that the Company may enter into in 1996. These potential acquisitions may require substantial funding for both their acquisition and operation during 1996.

The Company had $38 million of cash and cash equivalents at December 31, 1995, anticipates generating an increasing amount of positive cash flows from operating activities and is scheduled to receive approximately $150 million in cash proceeds from pending divestitures, an exchange and a litigation settlement during 1996. The Company also has $100 million available under the Revolving Credit Agreement with TDS and $4 million available under its primary vendor financing agreement.

The Company sold $745 million principal amount at maturity of zero coupon convertible debt in June 1995. This 20-year, 6% yield to maturity fixed rate debt, in the form of LYONs, is subordinated to all senior indebtedness of the Company. Each LYON is convertible at the option of the holder at any time on or prior to maturity at a conversion rate of 9.475 Common Shares per LYON. Upon conversion, USM may elect the delivery of its Common Shares or cash equal to the market value of the Common Shares into which the LYONs are convertible. Beginning five years after the date of issue, the LYONs may be redeemed at any time for cash at the option of the Company at redemption prices equal to the issue price plus accrued original issue discount through the date of redemption. On the fifth anniversary of the issue date, USM will purchase LYONs, at the option of the holder, at the issue price plus accrued original issue discount through that date. At that time, USM will have the option of purchasing such LYONs with cash, USM Common Shares or TDS common equity securities, or any combination thereof.

Most of the net proceeds to the Company of approximately $221.5 million from the sale of the LYONs were used to completely repay debt to TDS under the Revolving Credit Agreement, and the excess proceeds were used for general corporate purposes. In connection with the sale of the LYONs, on June 29, 1995, the Company and TDS amended the Revolving Credit Agreement to reduce the available line of credit thereunder to $100 million and to reduce the interest rate for borrowings to prime plus 0.75%. No borrowings were outstanding under the Revolving Credit Agreement at December 31, 1995.

The Company has two arrangements for the financing of cellular system equipment and construction costs with an equipment vendor. Terms of borrowings under the first agreement are for seven years at interest rates of 2.25% or 2.31% over the 90-day Commercial Paper Rate of high-grade, unsecured notes (for rates of 7.8% or 7.9%, respectively, at December 31, 1995). The Company also has an agreement with the same equipment vendor which was assumed pursuant to a 1993 acquisition which is arranged through the individual entity acquired. The interest rate for these borrowings is 2.25% over the 90-day Commercial Paper Rate of high-grade, unsecured notes (for a rate of 7.8% at December 31, 1995). In the aggregate, borrowings totaling $120.0 million were outstanding under these vendor financing agreements at December 31, 1995, and approximately $4 million remained available under these agreements at that date.

Management believes that the Company's operating cash flows and cash proceeds from scheduled market divestitures provide substantial financial flexibility. The Company also has a line of credit and longer term financing commitments to help meet its short-and long-term financing needs. Additionally, the Company has access to public and private capital markets and anticipate issuing debt and equity securities when capital requirements (including acquisitions), financial market conditions and other factors warrant.

CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS
OF OPERATIONS


                                                                                          Year Ended December 31,
                                                                             ------------------------------------------------
                                                                               1995                1994                1993
                                                                             ------------------------------------------------
                                                                             (Dollars in thousands, except per share amounts)

OPERATING REVENUES
  Service                                                                    $476,634            $318,649            $203,800
  Equipment sales                                                              15,761              13,755              10,510
                                                                             ------------------------------------------------
    Total Operating Revenues                                                  492,395             332,404             214,310
                                                                             ------------------------------------------------

OPERATING EXPENSES
  System operations                                                            70,442              46,869              34,301
  Marketing and selling                                                       102,361              69,072              43,478
  Cost of equipment sold                                                       54,948              39,431              25,688
  General and administrative                                                  132,431              94,193              74,472
  Depreciation                                                                 57,302              39,520              25,665
  Amortization of intangibles                                                  32,156              25,934              19,362
                                                                             ------------------------------------------------
    Total Operating Expenses                                                  449,640             315,019             222,966
                                                                             ------------------------------------------------

OPERATING INCOME (LOSS)
  BEFORE MINORITY SHARE                                                        42,755              17,385              (8,656)
Minority share of operating income                                             (7,902)             (5,152)             (3,496)
                                                                             ------------------------------------------------
OPERATING INCOME (LOSS)                                                        34,853              12,233             (12,152)
                                                                             ------------------------------------------------

INVESTMENT AND OTHER INCOME
  Investment income                                                            39,833              26,540              16,922
  Amortization of licenses
    related to investments                                                     (1,089)               (913)               (917)
  Interest income                                                               5,008               3,380               2,652
  Other (expense), net                                                         (2,578)             (1,368)               (915)
  Gain on sale of cellular and other investments                               83,494               3,321               4,851
                                                                             ------------------------------------------------
    Total Investment and Other Income                                         124,668              30,960              22,593
                                                                             ------------------------------------------------

INCOME BEFORE INTEREST
  AND INCOME TAXES                                                            159,521              43,193              10,441
                                                                             ------------------------------------------------
Interest expense - affiliate                                                   10,406              17,812              29,068
Interest expense - other                                                       16,881               4,071               4,122
                                                                             ------------------------------------------------
  Total Interest Expense                                                       27,287              21,883              33,190

                                                                             ------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                             132,234              21,310             (22,749)
Income tax expense                                                             32,492               4,917               2,692
                                                                             ------------------------------------------------

NET INCOME (LOSS)                                                            $ 99,742            $ 16,393            $(25,441)
                                                                             ------------------------------------------------
                                                                             ------------------------------------------------

WEIGHTED AVERAGE COMMON AND
  SERIES A COMMON SHARES (000S)                                                84,023              79,514              57,152

EARNINGS PER COMMON AND
  SERIES A COMMON SHARE                                                      $   1.19            $    .21            $   (.45)
                                                                             ------------------------------------------------
                                                                             ------------------------------------------------



THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS
ASSETS


                                                                                     December 31,
                                                                           ------------------------------
                                                                               1995                1994
                                                                           ------------------------------
                                                                                (Dollars in thousands)

CURRENT ASSETS
  Cash and cash equivalents                                                $    8,462          $    4,143
  Affiliated cash investments                                                  29,942               1,657
  Accounts receivable
    Customers, less allowance of
      $3,820 and $2,073, respectively                                          42,934              23,609
    Roaming                                                                    26,316              18,881
    Affiliates                                                                  2,166               3,549
    Other                                                                       5,761               3,150
  Inventory                                                                     9,198               5,435
  Prepaid and other current assets                                              5,007               4,136
                                                                           ------------------------------
                                                                              129,786              64,560
                                                                           ------------------------------


PROPERTY, PLANT AND EQUIPMENT
  In service                                                                  674,450             464,132
  Less accumulated depreciation                                               144,423              95,951
                                                                           ------------------------------
                                                                              530,027             368,181
                                                                           ------------------------------


INVESTMENTS
  Cellular partnerships                                                       134,421              99,495
  Licenses, net of accumulated amortization of
    $88,403 and $69,677, respectively                                       1,035,846             947,399
  Marketable equity securities                                                     --              20,145
  Notes and interest receivable                                                16,376              14,535
                                                                           ------------------------------
                                                                            1,186,643           1,081,574
                                                                           ------------------------------


DEFERRED CHARGES
  Start-up costs, net of accumulated amortization
    of $7,240 and $6,306, respectively                                          1,728               3,685
  Other, net of accumulated amortization
    of $6,817 and $2,782, respectively                                         31,960              16,787
                                                                           ------------------------------
                                                                               33,688              20,472
                                                                           ------------------------------
  TOTAL ASSETS                                                             $1,880,144          $1,534,787
                                                                           ------------------------------
                                                                           ------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                     December 31,
                                                                           ------------------------------
                                                                               1995                1994
                                                                           ------------------------------
                                                                                (Dollars in thousands)

CURRENT LIABILITIES
  Current portion of long-term debt and preferred stock                    $   30,939         $    20,804
  Notes payable                                                                 1,375                 637
  Accounts payable
    Affiliates                                                                 11,636               3,662
    Other                                                                      62,046              49,114
  Accrued interest, primarily to affiliates                                        --               5,880
  Accrued taxes                                                                20,753               2,430
  Customer deposits and deferred revenues                                      11,332               5,933
  Other current liabilities                                                    17,028               9,913
                                                                           ------------------------------
                                                                              155,109              98,373
                                                                           ------------------------------

REVOLVING CREDIT AGREEMENT - TDS                                                   --             232,954
                                                                           ------------------------------

LONG-TERM DEBT, excluding current portion                                      98,656              57,691
                                                                           ------------------------------

6% ZERO COUPON CONVERTIBLE DEBENTURES                                         235,750                  --
                                                                           ------------------------------

DEFERRED LIABILITIES AND CREDITS
  Net deferred income tax liability                                            14,331               5,017
  Other                                                                         1,541               3,636
                                                                           ------------------------------
                                                                               15,872               8,653
                                                                           ------------------------------

REDEEMABLE PREFERRED STOCK, excluding current portion                              --               9,597
                                                                           ------------------------------

MINORITY INTEREST                                                              45,303              33,552
                                                                           ------------------------------


COMMON SHAREHOLDERS' EQUITY
  Common Shares, par value $1 per share;
    authorized 140,000,000 shares; issued and outstanding
    49,965,718 and 45,584,028 shares, respectively                             49,966              45,584
  Series A Common Shares, par value $1 per share; authorized
    50,000,000 shares; issued and outstanding 33,005,877 shares                33,006              33,006
  Additional paid-in capital                                                1,206,614           1,083,698
  Common Shares issuable, 928,009 and
    802,802 shares, respectively                                               24,784              16,337
  Retained earnings (deficit)                                                  15,084             (84,658)
                                                                           ------------------------------
                                                                            1,329,454           1,093,967
                                                                           ------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $1,880,144          $1,534,787
                                                                           ------------------------------
                                                                           ------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS
OF CASH FLOWS


                                                                                          Year Ended December 31,
                                                                            -------------------------------------------------
                                                                               1995                1994                1993
                                                                            -------------------------------------------------
                                                                                           (Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                         $  99,742           $  16,393           $ (25,441)
  Add (Deduct) adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities
      Depreciation and amortization                                            90,547              66,367              45,944
      Investment income                                                       (39,833)            (26,540)            (16,922)
      Gain on sale of cellular and
        other investments                                                     (83,494)             (3,321)             (4,851)
      Minority share of operating income                                        7,902               5,152               3,496
      Other noncash expense                                                    15,076                 429                 499
      Change in accounts receivable                                           (27,878)            (12,538)             (7,343)
      Change in accounts payable                                                7,072              13,882               5,836
      Change in accrued interest                                               10,123              17,774              29,009
      Change in accrued taxes                                                  18,236               1,575                 177
      Change in deferred taxes                                                  8,660               1,611                  --
      Change in other assets and liabilities                                    9,781               3,524               4,899
                                                                            -------------------------------------------------
                                                                              115,934              84,308              35,303
                                                                            -------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Long-term debt borrowings                                                    59,460              18,611                  64
  Change in Convertible Debentures                                            221,466                  --                  --
  Repayment of long-term debt                                                 (13,353)            (12,091)            (15,851)
  Change in Revolving Credit Agreement                                       (251,230)             75,414              45,446
  Common Shares issued                                                          1,563               1,135              36,813
  Capital contributions (distributions)
    from/to minority partners                                                   1,411              12,504              (1,075)
                                                                            -------------------------------------------------
                                                                               19,317              95,573              65,397
                                                                            -------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant
    and equipment                                                            (208,713)           (158,208)            (84,889)
  Investments in and advances to
    nonconsolidated partnerships                                              (18,807)            (21,553)            (16,279)
  Distributions from nonconsolidated partnerships                               8,679              16,395              11,265
  Proceeds from sale of cellular and other investments                        151,137                  --               6,750
  Acquisitions, excluding cash acquired                                       (29,315)             (6,878)             (9,964)
  Other investments                                                            (5,628)            (10,111)             (5,439)
                                                                            -------------------------------------------------
                                                                             (102,647)           (180,355)            (98,556)
                                                                            -------------------------------------------------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                                         32,604                (474)              2,144

CASH AND CASH EQUIVALENTS--
  Beginning of period                                                           5,800               6,274               4,130
                                                                            -------------------------------------------------
  End of period                                                             $  38,404           $   5,800           $   6,274
                                                                            -------------------------------------------------
                                                                            -------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES
IN COMMON SHAREHOLDERS' EQUITY


                                                                                          Year Ended December 31,
                                                                           --------------------------------------------------
                                                                               1995                1994                1993
                                                                           --------------------------------------------------
                                                                                          (Dollars in thousands)

COMMON SHARES
  Balance at beginning of period                                           $   45,584          $   36,960           $  25,219
  Add
    Acquisitions of cellular interests                                          3,455               8,493               5,718
    Acquisition of RSA interests from TDS                                          --                  --                  31
    Employee benefit plans                                                         62                  55                  51
    Redemption of Preferred Stock                                                 865                  76                  --
    Sales of Common Shares                                                         --                  --               1,119
    Conversion of debt to TDS                                                      --                  --               4,822
                                                                           --------------------------------------------------
  Balance at end of period                                                 $   49,966          $   45,584           $  36,960
                                                                           --------------------------------------------------
                                                                           --------------------------------------------------

SERIES A COMMON SHARES
  Balance at beginning of period                                           $   33,006          $   33,006           $  27,430
  Add
    Acquisition of RSA interests from TDS                                          --                  --                  75
    Conversion of debt to TDS                                                      --                  --               5,501
                                                                           --------------------------------------------------
  Balance at end of period                                                 $   33,006          $   33,006           $  33,006
                                                                           --------------------------------------------------
                                                                           --------------------------------------------------

ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of period                                           $1,083,698          $  867,947            $342,204
  Add (Deduct)
    Acquisitions of cellular interests                                        101,302             211,367             150,630
    Acquisition of RSA interests from TDS                                          --                  --                 (49)
    Employee benefit plans                                                      1,614               1,131               1,089
    Capital contributions by TDS                                                   --                  --               9,468
    Redemption of Preferred Stock                                              21,371               1,420                  --
    Sales of Common Shares                                                         --                  --              35,818
    Conversion of debt to TDS                                                      --                  --             330,328
    Net unrealized (loss) gain on available-for-sale
      marketable equity securities                                             (1,258)              1,884                (626)
    Capital stock expense                                                        (113)                (51)               (915)
                                                                           --------------------------------------------------
  Balance at end of period                                                 $1,206,614          $1,083,698           $ 867,947
                                                                           --------------------------------------------------
                                                                           --------------------------------------------------
COMMON AND SERIES A
COMMON SHARES ISSUABLE
  Balance at beginning of period                                           $   16,337          $  103,266           $ 131,741
  Add (Deduct)
    Acquisitions of cellular interests                                         14,530                  --               2,996
    TDS Common Shares issued for acquisitions                                      --                  --             (30,649)
    Shares issued pursuant to acquisition agreements                           (6,083)            (86,929)               (822)
                                                                           --------------------------------------------------
  Balance at end of period                                                 $   24,784          $   16,337           $ 103,266
                                                                           --------------------------------------------------
                                                                           --------------------------------------------------

RETAINED EARNINGS (DEFICIT)
  Balance at beginning of period                                           $  (84,658)         $ (101,051)          $ (75,610)
  Add (Deduct) net income (loss)                                               99,742              16,393             (25,441)
                                                                           --------------------------------------------------
  Balance at end of period                                                 $   15,084          $  (84,658)          $(101,051)
                                                                           --------------------------------------------------
                                                                           --------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

United States Cellular Corporation (the "Company" or "USM"), is an 80.8%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

NATURE OF OPERATIONS

USM owns, manages and invests in cellular systems throughout the United States and is the nation's seventh largest cellular telephone company in terms of popu-lation equivalents. The Company owns or has the right to acquire interests in 201 cellular markets, representing approximately 24.5 million population equivalents as of December 31, 1995. USM's 137 majority-owned and managed markets, primarily mid-sized and rural markets, covered 29 states and served 710,000 customers as of December 31, 1995.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of USM, its majority-owned subsidiaries and partnerships in which USM has a controlling majority partnership interest. There were 137 consolidated operating entities in 1995, 130 in 1994 and 116 in 1993. All material intercompany accounts and transactions have been eliminated. Certain amounts reported in prior years have been reclassified to conform to current period presentation.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUES

Revenues from operations primarily consist of charges to customers for monthly access, cellular airtime and data usage, roaming charges, long-distance charges and vertical services. Revenues are recognized as services are rendered. Unbilled revenues, resulting from cellular service provided from the billing cycle date to the end of each month and from other cellular carriers' customers using USM's cellular systems for the last half of each month, are estimated and recorded. Equipment sales are recognized upon delivery to the customer and reflect charges to customers for cellular telephone user equipment purchased.

PENSION PLAN

United States Cellular Corporation's Employees' Pension Trust I (the "Pension Trust"), a qualified noncontributory defined contribution pension plan, was adopted effective January 1, 1994. It provides pension benefits for the employees of USM. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $1.2 million in 1995 and $1.0 million in 1994.

EARNINGS PER SHARE

Earnings per Common and Series A Common Share for the years ended December 31, 1995 and 1994 was computed by dividing Net Income by the weighted average number of Common Shares, Series A Common Shares and dilutive common equivalent shares outstanding during the year. Dilutive common stock equivalents consist of Common Shares issuable upon conversion of preferred stock, Common Shares issuable in the future to TDS and third parties in connection with completed acquisitions and Common Share options and stock appreciation rights.

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

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the plant assets. The provision for depreciation as a percentage of average depreciable property, plant and equipment was 10.0% in 1995 and 10.5% in 1994 and 1993.

Property, plant and equipment in service consists of:


                                                         December 31,
                                                    -----------------------
                                                      1995           1994
                                                    -----------------------
                                                    (Dollars in thousands)

Land                                                $ 38,161       $ 31,573
Operating plant
 and equipment                                       505,242        347,710
Office furniture
 and equipment                                        49,941         32,310
Vehicles                                               4,963          3,551
Buildings and leasehold
 improvements                                         76,143         48,988
                                                    -----------------------
                                                    $674,450       $464,132
                                                    -----------------------


See Note 13 Lease Commitments for a discussion of property leased by USM.

NOTES AND INTEREST RECEIVABLE

Notes and interest receivable reflect primarily loans to other partners for capital calls paid on their behalf. USM also has an outstanding loan to the operators of another cellular company in which USM has no equity. See Note 14 Commitments and Contingencies - Collectibility of Note Receivable for a discussion of this note receivable. The carrying amount reported in the balance sheet for notes and interest receivable approximates their fair value.

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

Other deferred charges primarily represent costs incurred for the development of new systems, legal and other charges incurred relating to the preparation of vendor financing agreements and the 6% zero coupon convertible debentures. Capitalized costs of systems development are amortized over a five-year period starting when the new system is placed in service. When vendor financing is finalized, deferred charges recorded are amortized over the financing period. The deferred charges for the convertible debentures are being amortized over the twenty-year financing period.

SUPPLEMENTAL CASH
FLOW DISCLOSURES

USM acquired certain cellular licenses and other cellular interests during 1995, 1994 and 1993. In conjunction with these acquisitions, the following assets were acquired, liabilities assumed, Common Shares issued and equity contributions made by TDS.


                                             Year Ended December 31,
                                    ---------------------------------------
                                       1995           1994           1993
                                    ---------------------------------------
                                             (Dollars in thousands)

Property, plant
 and equipment, net                 $  29,622      $  13,638      $  23,767
Cellular licenses                     138,600        139,332        284,736
(Decrease) in
 equity-method
 investment in
 cellular interests                    (5,921)       (12,706)       (13,069)
Accounts receivable                     1,760          1,910          2,689
Long-term debt                             --           (212)       (12,094)
Revolving Credit
 Agreement-TDS                        (15,493)          (309)      (101,507)
Accounts payable                       (5,051)        (1,375)        (3,005)
Other assets and
 liabilities, excluding
 cash acquired                           (998)        (1,518)        (4,069)
Common Shares
 issued and issuable                 (113,204)      (131,882)      (158,059)
Equity contributions
 from TDS                                  --             --         (9,425)
                                    ---------------------------------------

Decrease in cash due
 to acquisitions                   $   29,315     $    6,878     $    9,964
                                    ---------------------------------------


Following are supplemental cash flow disclosures regarding interest and income taxes paid and other noncash transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                             Year Ended December 31,
                                      -------------------------------------
                                       1995           1994           1993
                                      -------------------------------------
                                             (Dollars in thousands)

Interest paid                         $ 4,112        $ 4,021        $ 3,007
Income taxes paid                       3,035          1,968          2,237
 Accrued interest
  converted into debt
  under the Revolving
  Credit Agreement                     14,432         17,579         28,154
Additions to Property,
 Plant and Equipment
 financed through
 Accounts Payable-Other                 1,929         (9,761)         6,612
Common Shares issued
 by USM for redemption
 of USM Preferred Stock
 and TDS Preferred
Shares                                $22,236        $ 1,496        $    --
                                      -------------------------------------


Depreciation and
 amortization expense:
  Depreciation                        $57,302        $39,520        $25,665
  Amortization
   - License                           26,923         23,119         18,189
   - Deferred
      start-up                          2,107          1,907          1,817

   - Other                              4,215          1,821            273
                                      -------------------------------------
Total depreciation
 and amortization
 expense                              $90,547        $66,367        $45,944
                                      -------------------------------------


USM recorded a gain on the exchange of its minority interest in one market in 1995, and on the exchange of its minority interests in five markets in 1994, which are not included in the table above. See Note 12 Gain on Sale of Cellular and Other Investments for a discussion of the effects of these transactions.

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

ACCOUNTING FOR THE
IMPAIRMENT OF LONG-LIVED ASSETS

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in March 1995, which became effective in January 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by any entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The carrying amount of the Company's long-lived assets at December 31, 1995 primarily represents the original amounts invested less recorded depreciation and amortization. Management believes the carrying amount of these investments is not impaired.

2. ACQUISITIONS AND DIVESTITURES

USM has acquired cellular interests for cash, promissory notes, USM and TDS Common Shares, and shares of TDS Preferred Stock. USM has also divested cellular interests for cash and notes receivable.

TDS made capital contributions totalling $9.4 million in 1993 pursuant to TDS's agreement to fund certain cellular license investments made by USM.

INFORMATION WITH RESPECT
TO ACQUISITIONS AND DIVESTITURES

COMPLETED ACQUISITIONS. During 1995, USM completed the acquisition of controlling interests in eleven markets and several minority interests representing approximately 1.7 million population equivalents for a total consideration of $151.0 million as shown in the following table.


                                                             Consideration
                                                             -------------
                                                              (millions)

2.7 million Common Shares to TDS (1)                             $85.9
422,000 Common Shares issued to third parties                     12.8
Increase in Revolving Credit Agreement (1)                        14.6
456,000 Common Shares issuable in 1996                            14.5
Cash                                                              23.2
                                                                ------
Total                                                           $151.0
                                                                ------


(1) ISSUED TO REIMBURSE TDS FOR TDS SECURITIES AND CASH PAID TO THIRD PARTIES IN CONNECTION WITH THE ACQUISITIONS.

During 1994, USM completed the acquisition of controlling interests in nine markets and several minority interests representing approximately 1.3 million population equivalents for a total consideration of $140.3 million as shown in the following table.


                                                             Consideration
                                                             -------------
                                                              (millions)

4.2 million Common Shares to TDS (1)                            $130.5
53,000 Common Shares issued to third parties                       1.4
Increase in Revolving Credit Agreement (1)                          .3
Cancellation of note receivable                                    1.4
Cash                                                               6.7
                                                                ------
Total                                                           $140.3
                                                                ------


(1) ISSUED TO REIMBURSE TDS FOR TDS SECURITIES AND CASH PAID TO THIRD PARTIES IN CONNECTION WITH THE ACQUISITIONS.

Assuming that the 1995 and 1994 acquisitions discussed above, which were accounted for as purchases, had taken place on January 1, 1994, unaudited pro forma results of operations would have been as follows:


                                                    Year Ended December 31,
                                                   -------------------------
                                                      1995           1994
                                                   -------------------------
                                                    (Dollars in thousands,
                                                   except per share amounts)

Service Revenues                                   $ 495,925      $ 380,727
Equipment Sales                                       16,997         17,130
Interest Expense
 (including cost to
 finance acquisitions)                                27,446          5,173
Net Income (Loss)                                     83,756        (10,400)
Earnings per
Common Share                                       $     .99       $   (.12)
                                                   -------------------------


During 1995, the Company completed the divestiture of controlling interests in six markets and investment interests in six markets. See Note 12 Gain on Sale of Cellular and Other Investments for a discussion of these divestitures.

PENDING ACQUISITIONS AND DIVESTITURES. At December 31, 1995, USM had entered into agreements with third parties to acquire a controlling interest in one market and several minority interests in another market. USM also had entered into an agreement with another cellular operator to exchange USM's controlling interest in one market for a controlling interest in another market USM currently manages, plus cash. Additionally, at December 31, 1995, USM had agreements pending with third parties to sell its controlling interests in seven markets plus one market partition and to settle litigation related to an investment interest which was sold in 1995. Pursuant to the agreements, USM will receive $170 million in cash and notes receivable. All of the pending agreements are expected to be completed during 1996. Certain of the sales and the litigation settlement will generate substantial gains for book and tax purposes.

3. INVESTMENT IN LICENSES

Investment in licenses consists of the costs incurred in acquiring Federal Communications Commission ("FCC") licenses or interests in entities which have filed for or have been awarded FCC licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interests in cellular entities awarded licenses; amounts paid for legal, engineering and consulting services; amounts incurred by USM and TDS in acquiring these interests; and goodwill. These costs are being amortized over 40 years, upon commencement of operations, or at the date of acquisition when USM acquires an interest in an operating system. Costs applicable to unsuccessful license applications and acquisitions are charged to expense. Included in cellular license costs is approximately $363 million of goodwill which resulted from various acquisitions structured to be tax-free.

Investment in licenses consists of the following:


                                                         December 31,
                                                  --------------------------
                                                      1995           1994
                                                  --------------------------
                                                    (Dollars in thousands)

License acquisitions
 and goodwill                                     $1,099,558     $  999,071
Professional services                                 15,014         14,196
USM and TDS costs                                      9,677          3,809
                                                  --------------------------
                                                   1,124,249      1,017,076
Less accumulated
 amortization                                         88,403         69,677
                                                  --------------------------
                                                  $1,035,846     $  947,399
                                                  --------------------------


4. MARKETABLE EQUITY SECURITIES

The Company implemented SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994.

During 1995 the Company sold all of its available-for-sale securities resulting in a net realized gain of $2.5 million. Proceeds from the sale totaled $20.7 million.

At December 31, 1994 the Company held available-for-sale securities with a cost basis of $18.2 million and an aggregate fair value of $20.1 million. The Company's net unrealized holding gain on available-for-sale securities was $1.3 million (net of income taxes of $677,000) in 1994 and has been included as an increase to Common Shareholders' Equity. No sales or transfers of these securities occurred during 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5. REVOLVING CREDIT AGREEMENT

USM has the option to take out unsecured notes payable to TDS and Telecommunications Technologies Fund, Inc. ("TTF"), a wholly owned subsidiary of TDS, pursuant to a Revolving Credit Agreement. USM repaid approximately $206.5 million of debt under the Revolving Credit Agreement with the proceeds of its 1995 offering of 6% Zero Coupon Convertible Debentures. See Note 7 6% Zero Coupon Convertible Debentures for a discussion of these debentures.

The terms of the Revolving Credit Agreement provide for borrowings with interest, at the prime rate plus .75% (for a rate of 9.25% at December 31, 1995), due quarterly. The Revolving Credit Agreement has been amended by TDS from time to time to change the size of the borrowing facility. Most recently, the facility was amended effective June 29, 1995, to provide for borrowings up to a maximum of $100 million. Any borrowing under the Revolving Credit Agreement may be prepaid in whole or in part, without premium, with any prepayment reinstating credit in the amount of such prepayment. No principal under the Revolving Credit Agreement is due until January 2, 1998, on which date the Revolving Credit Agreement terminates and all unpaid principal and accrued interest thereon are due and payable. The terms of the Revolving Credit Agreement also include, among others, restrictions on incurring additional indebtedness and on paying dividends. As of December 31, 1995, no borrowings were outstanding under the Revolving Credit Agreement. The carrying value of USM's borrowings under the Revolving Credit Agreement at December 31, 1994 approximated their fair value, as the Revolving Credit Agreement is variable debt with the interest rate based on the prime rate.

6. LONG-TERM DEBT

USM has two arrangements for the financing of cellular system equipment and construction costs with an equipment vendor.

During 1994, USM consolidated the terms of its borrowings under previously negotiated long-term financing agreements into one agreement. As provided for in this new agreement, USM consolidated borrowings under certain other previously negotiated agreements, those which were arranged through the individual entities which USM manages, during 1995. All borrowings are collateralized by a secured interest in the tangible assets (excluding customer accounts receivable) and certain intangible assets of certain of USM's operating subsidiaries, excluding any interest in such operating subsidiaries' Federal Communications Commission licenses. Terms of the borrowings are for seven years at interest rates of either 2.25% or 2.307% over the 90-day Commercial Paper Rate of high-grade, unsecured notes (for rates of 7.8% and 7.9%, respectively, at December 31, 1995). Borrowings totaling $116.4 million were outstanding under this agreement at December 31, 1995, and $3.9 million was available at that date for future borrowings.

USM has another agreement which was assumed pursuant to a 1993 acquisition and which is arranged through the individual entity acquired. The loans under this agreement are secured by all of the assets of the individual entity and bear interest at a rate of 2.25% over the 90-day Commercial Paper Rate of high-grade, unsecured notes (for a rate of 7.8% at December 31, 1995). USM had completed $3.6 million of borrowings outstanding under this agreement as of December 31, 1995 and there was no remaining availability at that date for future borrowings.

The carrying value of USM's current and long-term debt, $120.0 million, is approximately equal to its estimated fair value at December 31, 1995. The carrying value at December 31, 1994, $69.3 million, was more than its fair value, estimated to be $64.3 million. The fair value was estimated using discounted cash flow analysis.

As of January 1, 1996, the interest rate for outstanding and future borrowings under both agreements was changed to 1.40% over the 90-day Commercial Paper Rate of high-grade, unsecured notes.

Long-term debt is as follows:


                                                         December 31,
                                                    -----------------------
                                                      1995           1994
                                                    -----------------------
                                                    (Dollars in thousands)

Vendor financing arrangement
 (including deferred interest)
 due through 2002                                   $116,448        $64,954
Other long-term notes
 issued in connection with
 acquisitions, due through 1998                        3,550          4,310
                                                    -----------------------
                                                     119,998         69,264
Less current portion                                  21,342         11,573
                                                    -----------------------
                                                    $ 98,656        $57,691
                                                    -----------------------


Long-term debt principal payment requirements are $21.3 million, $23.3 million, $23.3 million, $21.5 million and $16.2 million for the years 1996 through 2000, respectively.

7. 6% ZERO COUPON
   CONVERTIBLE DEBENTURES

During 1995, the Company sold $745 million principal amount at maturity of zero coupon 6% yield to maturity convertible debt with proceeds to the Company of $221.5 million. This 20-year fixed rate debt, in the form of Liquid Yield Option-TM- Notes ("LYONs"-TM-) (-TM-Trademark of Merrill Lynch & Co., Inc.), is subordinated to all senior indebtedness of the Company. Each LYON is convertible at the option of the holder at any time at a conversion rate of 9.475 Common Shares per LYON. Upon conversion, USM may elect to deliver its Common Shares or cash equal to the market value of the Common Shares. Beginning June 15, 2000, the LYONs may be redeemed at any time for cash at the option of USM at the issued price plus accrued original issue discount through the date of redemption. USM will purchase LYONs, at the option of the holder, as of June 15, 2000, at the issue price plus accrued original issue discount through that date. USM will have the option of purchasing such LYONs with cash, USM Common Shares or TDS common equity securities, or any combination thereof. No LYONs have been converted as of December 31, 1995.

The carrying value of USM's 6% Zero Coupon Convertible Debentures, $235.7 million, is less than its fair value, estimated to be $265.5 million. The fair value was estimated using discounted cash flow analysis.

8. COMMON STOCK

COMMON SHARES ISSUABLE

Certain of the cellular acquisition agreements closed during 1995, 1992 and 1991 require USM to deliver Common Shares in the future. USM is required to issue 928,009 Common Shares to TDS and third parties in 1996.

EMPLOYEE BENEFIT PLANS

The following table summarizes Common Shares issued for the employee benefit plans described below.


                                             Year Ended December 31,
                                    ---------------------------------------
                                       1995           1994           1993
                                    ---------------------------------------

Tax-Deferred
 Savings Plan                          26,357         25,934         23,058
Employee Stock
 Purchase Plan                         25,000         20,244         21,584
Employee stock options
 and stock appreciation
 rights                                10,713          8,365          6,210
                                    ---------------------------------------
                                       62,070         54,543         50,852
                                    ---------------------------------------


TAX-DEFERRED SAVINGS PLAN. USM has reserved 199,713 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in TDS Common Shares, USM Common Shares, American Paging, Inc. (a wholly owned subsidiary of TDS) Common Shares or five other non-affiliated funds.

EMPLOYEE STOCK PURCHASE PLAN. USM sold 25,000 Common Shares to its employees at $26.94 per share in connection with the 1994 Employee Stock Purchase Plan.

STOCK OPTION AND STOCK APPRECIATION RIGHTS PLAN. USM has reserved 983,572 Common Shares and 55,000 Series A Common Shares for options granted to key employees. USM has established two Stock Option plans as of February 1, 1991 and November 9, 1994, and a Stock Appreciation Rights Plan (as amended on February 1, 1991) that provides for the grant of stock options and stock appreciation rights to officers and employees. The options under the 1991 plan are exercisable from the date of vesting through November 1, 1997, or thirty days following the date of the employee's termination of employment, if earlier. At December 31, 1995, 54,196 stock options were outstanding at a price of $15.67 per share. The options under the 1994 plan are exercisable from the date of vesting through November 9, 2004, or thirty days following the date of the employee's termination of employment, if earlier. At December 31, 1995, 128,131 stock options were outstanding at a weighted average price of $30.96 per share.

Stock Appreciation Rights ("SARs") allow the grantee to receive an amount in Common Shares or cash, or a combination thereof, equivalent to the difference between the exercise price and the fair market value of the Common Shares on the exercise date. At December 31, 1995, 42,300 Common Share SARs and 36,000 Series A Common Share SARs were outstanding at $15.00 per share. These rights expire from 1998 to 2003 or the date of the person's termination of employment, if earlier. During 1994 and 1993, 1,200 and 1,800 Common Share SARs were exercised, respectively. No SARs were exercised in 1995. Compensation expense, measured by the difference between the SAR prices and the year-end market price of the Common Shares, aggregated $168,000 in 1995, $71,000 in 1994 and $598,000 in
1993.

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

SERIES A COMMON SHARES

Series A Common Shares are convertible on a share-for-share basis into Common Shares. As of December 31, 1995, all of USM's outstanding Series A Common Shares were held by TDS.

9. REDEEMABLE PREFERRED STOCK

Redeemable Preferred Stock, authorized 5,000,000 shares, has a stated liquidation value of $100 per share, is not entitled to any dividends and is redeemable in 1996. The Redeemable Preferred Stock is issuable in series by the Board of Directors, who establish the terms of the issue. At December 31, 1995, all shares of Redeemable Preferred Stock were held by TDS as reimbursement for TDS Preferred Shares issued in connection with acquisitions. The fair value of Redeemable Preferred Stock is estimated to be approximately $17.6 million using the net present value of the Common Shares to be issued upon conversion, valued at the December 31, 1995 quoted market price. The estimated fair value at December 31, 1994 of USM's Redeemable Preferred Stock was $30.9 million, using the net present value of the Common Shares to be issued upon conversion, valued at December 31, 1994 quoted market price. At December 31, 1995 all of the Redeemable Preferred Stock is redeemable by USM by the delivery of Common Shares as shown in the following table.


            Number of                                         Amount
          Common Shares                Outstanding          Outstanding
        Deliverable Upon    Year of     Preferred           December 31,
Series     Redemption     Redemption     Shares          1995         1994
---------------------------------------------------------------------------
                                                     (Dollars in thousands)

B                --          1995            --         $   --      $   828
C           354,565          1996        51,107          5,111        5,111
D           267,339          1996        44,865          4,486        4,486
E                --          1995            --             --        8,403
---------------------------------------------------------------------------
            621,904                      95,972          9,597       18,828
Less current portion                                     9,597        9,231
                                                      ---------------------
                                                        $   --      $ 9,597
---------------------------------------------------------------------------

All of the preferred shares outstanding at December 31, 1995 were issued in 1991. During 1995 and 1994, 92,312 and 8,618 Series A Redeemable Preferred Shares were redeemed for 471,224 and 55,213 USM Common Shares, respectively.

10. INCOME TAXES

USM is included in a consolidated federal income tax return with other members of the TDS consolidated group.

TDS and USM entered into a Tax Allocation Agreement (the "Agreement") effective July 1, 1987. The Agreement provides that USM and its subsidiaries be included in a consolidated federal income tax return and in state income or franchise tax returns in certain situations with the TDS affiliated group. USM and its subsidiaries calculate their losses and credits as if they comprised a separate affiliated group. Under the Agreement, USM is able to carry forward its losses and credits and use them to offset any future income tax liabilities to TDS.

Federal income tax expense in 1995 primarily relates to the gain on the sale of cellular and other investments. Federal income tax expense recorded in 1994 and 1993 primarily relates to consolidated subsidiaries not included in the TDS consolidated federal income tax return. State income tax expense recorded in 1995, 1994 and 1993 was primarily related to subsidiaries generating taxable income after utilization of state net operating losses. Income tax provisions charged to net income are summarized below:


                                             Year Ended December 31,
                                    ---------------------------------------
                                       1995           1994           1993
                                    ---------------------------------------
                                             (Dollars in thousands)

Federal income taxes
 Current                              $14,882         $1,054         $1,491
 Deferred                               8,468             26           (109)
State income taxes
 Current                                8,306          2,252            840
 Deferred                                 836          1,585            470
                                    ---------------------------------------
Total income tax expense              $32,492         $4,917         $2,692
                                    ---------------------------------------


The statutory federal income tax rate is reconciled to the Company's effective income tax rate below.


                                             Year Ended December 31,
                                    ---------------------------------------
                                       1995           1994           1993
                                    ---------------------------------------
                                             (Dollars in thousands)

Statutory federal income
 tax rate                                35.0%          35.0%          35.0%
State income taxes,
 net of federal benefit                   4.6           11.1           (3.1)
Amortization of
 license costs                            2.2           11.9           (6.8)
Effects of corporations not
 included in consolidated
 federal income tax return                1.1            3.7           (6.2)
Effects of valuation
 allowance on
 deferred tax asset                     (18.3)         (38.6)         (30.7)
                                    ---------------------------------------
Effective income tax rate                24.6%          23.1%         (11.8)%
                                    ---------------------------------------


Deferred income taxes are provided for the temporary differences between the amount of the Company's assets and liabilities for financial reporting purposes and their tax basis.

USM had current deferred tax assets totaling $1.0 million at December 31, 1995, and $926,000 at December 31, 1994, resulting primarily from the allowance for customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 1995 and 1994, are as follows:


                                                         December 31,
                                                    -----------------------
                                                      1995           1994
                                                    -----------------------
                                                    (Dollars in thousands)

Deferred Tax Asset
 Net operating loss carryforward                     $37,718        $73,407
 Stock appreciation rights                                67            221
 Alternative minimum tax credit
  carryforward                                        12,464             --
Other                                                    188            139
                                                    -----------------------
                                                      50,437         73,767
Less valuation allowance                              20,110         37,964
                                                    -----------------------
Total Deferred Tax Asset                              30,327         35,803
                                                    -----------------------


Deferred Tax Liability
 Property, plant and equipment                        17,654         11,690
 Equity investments                                      998          7,606
 Partnership investments                              11,010         11,981
 Licenses                                             14,996          9,543
                                                    -----------------------
Total Deferred Tax Liability                          44,658         40,820
                                                    -----------------------
Net Deferred Tax Liability                           $14,331        $ 5,017
                                                    -----------------------


The amount of federal net operating loss carryforward available to offset future taxable income aggregated approximately $74 million at December 31, 1995 and expires between 2002 and 2010. The amount of state net operating loss carryforward available to offset future taxable income aggregated approximately $212 million at December 31, 1995 and expires between 1996 and 2010. At December 31, 1995, USM had $12.5 million of federal alternative minimum tax credit carryforward available to offset regular income tax payable in future years.

A valuation allowance has been provided when it is more likely than not that some portion of the deferred tax asset will not be realized. During 1995, the valuation allowance decreased $17.9 million primarily due to USM's 1995 net taxable income.

11. RELATED PARTIES

USM is billed for all services it receives from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to USM and on allocations of common expenses. Such allocations are based on the relationship of USM's assets and revenues to the total assets and revenues of TDS. Management believes the method used to allocate common expenses is reasonable. Billings to USM from TDS amounted to $26.1 million in 1995, $22.1 million in 1994 and $22.9 million in 1993. Management believes that all expenses and costs applicable to USM are reflected in the accompanying financial statements on a basis which is representative of what they would have been if USM operated on a stand-alone basis.

All markets managed by USM are billed for services they receive from USM consisting primarily of accounting, billing and engineering services. Such billings are based on expenses specifically identified to each market and on allocations of common expenses. Such allocations are based on the relationships of each market's assets and revenues to the total assets and revenues of all the markets managed by USM. Billings to nonconsolidated, managed markets amounted to $4.8 million in 1995, $5.6 million in 1994 and $7.6 million in 1993. Management believes that all expenses and costs applicable to each market are representative of what they would have been if each managed market operated on a stand-alone basis.

Interest income primarily includes interest on loans to managed unconsolidated markets used to fund these markets' ongoing construction and operating expenses. Interest income from these markets amounted to $1.8 million in 1995 and $1.9 million in 1994 and 1993.

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

12. GAIN ON SALE OF CELLULAR
    AND OTHER INVESTMENTS

The gains recorded in 1995 reflect the sales and exchanges of minority- and majority-owned cellular interests and the sale of certain marketable equity securities as follows: (a) USM sold a majority interest in six markets for $115.3 million in cash. A pretax gain of $64.6 million was recognized on the sales; (b) USM sold its minority interests in six markets for $14.0 million in cash and notes receivable. A pretax gain of $11.1 million was recognized on the sales; (c) USM received cash proceeds totaling $5.5 million in an exchange of cellular markets, recognizing a prextax gain of $5.3 million; and (d) certain marketable equity securities were sold for $20.7 million in cash. A pretax gain of $2.5 million was recognized on the sale, representing the excess of the fair market value over the cost basis of the securities.

The gains recorded in 1994 reflect the exchange of USM's cost-basis investment interests in five markets in exchange for additional interests in seven markets controlled by USM. The exchange of the investment interests in the five markets has been recorded at their fair market value of approximately $4.3 million. A gain of $3.3 million, representing the excess of the fair market value of the market interests exchanged over the book value of such interests, was included in income for 1994.

The gains recorded in 1993 reflect primarily the sale of investment interests in two markets. USM received $6.8 million cash consideration on the sales.

13. LEASE COMMITMENTS

USM and certain of its majority-owned partnerships and subsidiaries lease certain office and cell site locations under operating leases. Future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 1995 are as follows:


                                                    Minimum
                                                 Future Rentals
                                             ----------------------
                                             (Dollars in thousands)

1996                                                 $ 7,397
1997                                                   6,179
1998                                                   5,101
1999                                                   4,098
2000                                                   3,289
Thereafter                                            13,985
                                             ----------------------
                                                     $40,049
                                             ----------------------


Rent expense totaled $9.8 million in 1995, $6.4 million in 1994 and $4.7 million in 1993.

14. COMMITMENTS
    AND CONTINGENCIES

The partnerships and corporations in which USM is a partner or shareholder are in various stages of development. USM expects to spend approximately $240 million during 1996 for both enhancements to existing systems and construction of new systems. Under the terms of certain partnership and shareholder agreements, USM may be committed to funding other partners' or shareholders' portions of construction and other costs, if sufficient financing is not available to the individual entities. USM does not expect such individual financing shortfalls to be material.

USM has an ongoing acquisition and divestiture program to maximize its clustering strategy. See Note 2 Acquisitions and Divestitures for a discussion of pending acquisitions and divestitures.

COLLECTIBILITY OF NOTE RECEIVABLE

As of December 31, 1995, USM loaned a total of $5.5 million to another cellular company ("Cellular Co.") under a long-term financing agreement. Under the agreement, USM will provide up to $6 million to finance Cellular Co.'s equipment purchases and construction costs related to the operations in an RSA. Although interest payments are current, USM has no assurance that Cellular Co. will have sufficient assets at the time the principal payment is due in June 2000 to repay the loans in full. No accrual has been made for this possibility and the note is being carried on the balance sheet at the full loan amount as of December 31, 1995.

STANDBY LETTER OF CREDIT

The Company has entered into a standby letter of credit agreement effective July 20, 1994 with a financial institution. This standby letter of credit, which will not exceed $10.0 million, provides supplemental security in support of a bank loan to an entity minority-owned by the Company. In the event of default under the minority-owned entity's bank loan agreement, the bank may call upon the Company's standby letter of credit to satisfy any amounts still due under this loan agreement.

15. INVESTMENTS IN
    CELLULAR PARTNERSHIPS

Investments in cellular partnerships consist of amounts invested in cellular entities in which USM holds a minority or noncontrolling interest. Investments in cellular partnerships consist of long-term investments and investments held for sale or exchange, as follows:


                                                         December 31,
                                                   ------------------------
                                                      1995           1994
                                                   ------------------------
                                                    (Dollars in thousands)

Long-term Investments:
 Capital contributions,
  loans and advances                               $  65,402       $ 61,628
 Cumulative share of
  partnership income                                 121,456         81,824
 Cumulative share of
  partnership distributions                          (63,017)       (57,237)
                                                   ------------------------
                                                     123,841         86,215
Investments Held for
  Sale or Exchange:
  Capital contributions, net
   of partnership distributions                       10,580         13,280
                                                   ------------------------
Total investment in
 nonconsolidated partnerships                      $ 134,421       $ 99,495
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

USM follows the cost method of accounting for its investments in markets held for sale or exchange, and such investments are recorded at the lower of cost or market value. It is not practicable to estimate the fair value of USM's investments in cellular partnerships held for sale or exchange due to the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The $10.6 million carrying amount at December 31, 1995, represents primarily the original amounts invested, which management believes are not impaired.

The following summarizes the unaudited balance sheets and results of operations of the cellular system partnerships in which USM's investments are accounted for by the equity method.


                                                         December 31,
                                                  -------------------------
                                                      1995           1994
                                                  -------------------------
                                                    (Dollars in thousands)

Assets
 Current                                          $  206,548       $168,444
 Due from affiliates                                  24,459         19,667
 Property and other                                  835,320        566,707
                                                  -------------------------
                                                  $1,066,327       $754,818
                                                  -------------------------

Liabilities and Partners' capital
 Current liabilities                              $  204,512       $170,337
 Due to affiliates                                    29,687         30,377
 Deferred credits                                        727            844
 Long-term debt                                       15,072         16,067
 Partners' capital                                   816,329        537,193
                                                  -------------------------
                                                  $1,066,327       $754,818
                                                  -------------------------



                                             Year Ended December 31,
                                   ----------------------------------------
                                       1995           1994           1993
                                   ----------------------------------------
                                             (Dollars in thousands)

Results of Operations
Revenues                           $1,078,413       $846,377       $703,601
Costs and
 expenses                             730,873        613,235        518,142
Other income
(expense)                               1,418          1,654        (14,246)
                                   ----------------------------------------

Net income
 before cumulative
 effect of accounting
 changes                              348,958        234,796        171,213
Cumulative effect
 of accounting
 changes                                   --             --            110
                                   ----------------------------------------
Net income                         $  348,958       $234,796       $171,323
                                   ----------------------------------------


A class action complaint was filed in November 1993 naming AirTouch Cellular as general partner of the Partnership. In April 1995, Los Angeles Cellular Telephone Company ("LACTC") was named as a necessary party to the action. The plaintiff alleged LACTC and the Partnership conspired to fix the price of wholesale and retail cellular service in the Los Angeles market. The plaintiff alleged damages for the class "in a sum in excess of $100 million." The Partnership has answered the complaint and intends to defend itself vigorously. This case has been consolidated for purposes of discovery with two other class actions making identical price-fixing allegations. The case has been removed to federal court. The other cases have been stayed pending resolution of a motion to remand the case to state court. In addition three non-class action antitrust cases brought by cellular agents making similar allegations were settled for immaterial amounts. In April 1995, a Federal class action complaint was dismissed on a motion for summary judgment. The dismissal was upheld on appeal. The Partnership does not believe that these proceedings will have a material adverse effect on the Partnership's financial position.

In September 1995, a class action lawsuit was brought on behalf of all of AirTouch Cellular's subscribers nationwide, including the Partnership's subscribers, regarding customer notification of AirTouch Cellular's practices with respect to billing for fractional minutes of service. No dispositive motions have been filed in the proceeding and discovery has not yet begun. The Partnership believes the lawsuit to be without merit.

16. LEGAL PROCEEDINGS

The Company is in involved in a number of legal proceedings before the FCC and various state and federal courts. In some cases, the litigation involves disputes regarding rights to certain cellular telephone systems and other interests. Management does not believe that any of such proceedings should have a material adverse impact on the financial position or results of operations of the Company.

17. SUBSEQUENT EVENT
    PROPOSED MINORITY
    INTEREST TRANSFER

TDS has proposed the transfer of its minority ownership interests in certain cellular markets (acquired in conjunction with its prior acquisitions of telephone companies) to the Company. The minority interests subject to the proposal represent approximately 675,000 population equivalents. The proposed purchase price is approximately $116.7 million. The form of consideration to be paid by USM is subject to negotiation and would likely consist of cash and USM common stock or a combination thereof.

The TDS proposal is subject to negotiation and has been referred to a previously established independent committee of the Company's Board of Directors. The independent committee has retained Lazard Freres & Co. as its financial advisor. The proposed transaction will be subject to approval by the independent committee of the USM Board of Directors, to definitive documentation and to compliance with regulatory requirements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND
BOARD OF DIRECTORS OF UNITED
STATES CELLULAR CORPORATION:

We have audited the accompanying consolidated balance sheets of United States Cellular Corporation (a Delaware corporation and an 80.8%-owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of the Los Angeles SMSA, Baton Rouge MSA and Nashville/Clarksville MSA limited partnerships. The Company's investment in these partnerships is reflected in the accompanying financial statements using the equity method of accounting. The investment in these limited partnerships represented $73,396,000 and $45,694,000 (or 3.9% and 3.0%) of total consolidated assets at December 31, 1995 and 1994, respectively, and the equity in their income represents $29,084,000, $21,189,000 and $15,364,000 for the years ended December 31, 1995, 1994 and 1993, respectively, and is included in the consolidated net income (loss). The summarized financial information contained in Note 15 of the Notes to Consolidated Financial Statements includes financial information for the aforementioned partnerships. The financial statements of those limited partnerships were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those limited partnerships, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of United States Cellular Corporation and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/S/ ARTHUR ANDERSEN LLP

Chicago, Illinois
February 6, 1996

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SELECTED CONSOLIDATED FINANCIAL DATA


                                                                             Year Ended or at December 31,
                                                       ----------------------------------------------------------------------
                                                           1995           1994           1993           1992           1991
                                                       ----------------------------------------------------------------------
                                                                   (Dollars in thousands, except per share amounts)

OPERATING DATA
Service Revenues                                       $  476,634     $  318,649     $  203,800      $ 130,666      $  77,456
Equipment Sales                                            15,761         13,755         10,510          9,263          7,500
Operating Income (Loss) Before
  Minority Share                                           42,755         17,385         (8,656)       (12,705)       (16,831)
Minority share of operating income                         (7,902)        (5,152)        (3,496)        (2,615)        (1,467)
Operating Income (Loss)                                    34,853         12,233        (12,152)       (15,320)       (18,298)
Investment income, net of related
  amortization expense                                     38,744         25,627         16,005         11,859          6,871
Gain on sale of cellular and other investments             83,494          3,321          4,851         31,396            557
Income (Loss) Before Income Taxes                         132,234         21,310        (22,749)         8,181        (24,357)
Net Income (Loss) Before Cumulative Effect
  of a Change in Accounting Principle                      99,742         16,393        (25,441)         6,194        (24,373)
Cumulative Effect of a Change
  in Accounting Principle                                      --             --             --             --        (10,269)
Net Income (Loss)                                      $   99,742     $   16,393     $  (25,441)    $    6,194      $ (34,642)
Weighted Average Common and
  Series A Common Shares (000s)                            84,023         79,514         57,152         57,778         38,715
Earnings Per Common and
  Series A Common Share:
    Before Cumulative Effect of a Change
      in Accounting Principle                          $     1.19     $      .21      $    (.45)     $     .11      $    (.63)
    Cumulative Effect of a Change
      in Accounting Principle                                  --             --             --             --           (.26)
    Net Income (Loss)                                  $     1.19     $      .21      $    (.45)     $     .11      $    (.89)

BALANCE SHEET DATA
Working Capital                                        $  (25,323)    $  (33,813)     $ (28,386)     $ (17,827)     $    (614)
Property, Plant and Equipment, net                        530,027        368,181        246,414        158,948        109,305
Investments -
  Cellular partnerships                                   134,421         99,495         90,104         86,406         75,089
  Licenses, net of accumulated amortization             1,035,846        947,399        824,491        547,171        386,489
  Marketable equity securities                                 --         20,145         17,584         18,210             --
Total Assets                                            1,880,144      1,534,787      1,245,396        855,579        616,786
Long-term Debt, excluding current portion                  98,656         57,691         51,130         56,645         26,959
6% Zero Coupon Convertible Debentures                     235,750             --             --             --             --
Revolving Credit Agreement-TDS                                 --        232,954        141,524        265,766        166,501
Redeemable Preferred Stock,
  excluding current portion                                    --          9,597         18,828         19,690         19,690
Common Shareholders' Equity                            $1,329,454     $1,093,967     $  940,128      $ 450,984      $ 360,749


CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)



                                                                            Quarter Ended
                                                         -----------------------------------------------------
                                                         March 31        June 30       Sept. 30        Dec. 31
                                                         -----------------------------------------------------
                                                            (Dollars in thousands, except per share amounts)

1995
Service Revenues                                          $96,400       $113,500       $134,554       $132,180
Equipment Sales                                             3,348          3,624          4,013          4,776
Operating Income Before Minority Share                      8,064         10,852         17,967          5,872
Gain on Sale of Cellular and Other Investments             18,517         16,842         42,301          5,834
Net Income                                                $23,598       $ 24,089       $ 32,263       $ 19,792
Weighted Average Common and
  Series A Common Shares (000s)                            82,131         83,937         84,561         84,576
Earnings Per Common and Series A Common Share             $   .29       $    .29       $    .38       $    .23

1994
Service Revenues                                          $63,361       $ 77,065       $ 86,675       $ 91,548
Equipment Sales                                             2,872          3,592          3,251          4,040
Operating (Loss) Income Before Minority Share              (1,004)         5,523         11,095          1,771
Gain on Sale of Cellular Interests                             --             --             --          3,321
Net (Loss) Income                                         $(1,830)      $  6,185       $ 10,796       $  1,242
Weighted Average Common and
  Series A Common Shares (000s)                            75,140         79,587         80,294         80,529
Earnings Per Common and Series A Common Share             $  (.02)      $    .08       $    .13       $    .02


SHAREOWNERS' INFORMATION

UNITED STATES CELLULAR
STOCK AND DIVIDEND INFORMATION

The Company's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of February 29, 1996, the Company's Common Shares were held by 649 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

The high and low sales prices of the Common Shares as reported by the American Stock Exchange were as follows:

Calendar Period                        Common Shares
                                  ----------------------
                                   High            Low
                                  ----------------------
1995

First Quarter                     $33.38         $29.50
Second Quarter                     30.50          27.75
Third Quarter                      36.50          29.00
Fourth Quarter                     36.38          32.88

1994

First Quarter                     $35.25         $24.63
Second Quarter                     29.63          24.50
Third Quarter                      33.13          22.38
Fourth Quarter                     34.00          30.00

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

INVESTOR RELATIONS

Our Annual Report, Form 10-K, Quarterly Reports, Prospectuses and News Releases are available to our investors, security analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Our Corporate Office can also help with questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes. All inquiries should be directed to:

United States Cellular Corporation
Attention: External Reporting
8410 West Bryn Mawr, Suite 700
Chicago, Illinois 60631
312/399-8900
312/399-8936 (fax)