Form 10-K405, Exhibit 13
period 1996-12-31
UNITED STATES CELLULAR CORP
filed 1997-03-21
CIK 821130

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

United States Cellular Corporation (the "Company" or "USM") owns, operates and invests in cellular markets throughout the United States. USM owned both majority and minority interests in 204 cellular markets at December 31, 1996, representing 25,074,000 population equivalents ("pops"). USM included the operations of 131 majority-owned and managed cellular markets in consolidated operations ("consolidated markets") at December 31, 1996. Noncontrolling interests in 44 markets, representing 4.3 million pops, were accounted for using the equity method and were included in investment income at that date. Noncontrolling interests in 29 other markets, representing 489,000 pops, were accounted for using the cost method. Following is a table of summarized operating data for USM's consolidated operations.

                                  Year Ended or at December 31,
                              -----------------------------------
                                  1996           1995      1994
                              -----------------------------------
Total market population
   (in thousands) (1)            21,712         22,309    21,314
Customers                     1,073,000        710,000   421,000
Market penetration                 4.94%          3.18%     1.98%
Markets in operation                131            137       130
Cell sites in service             1,328          1,116       790
Average monthly
   revenue per
   customer                        $ 66            $72       $80
Churn rate per month                1.9%           2.1%      2.3%
Marketing cost per net
   customer addition           $    566       $    555  $    667
                              ----------------------------------

(1) Calculated using the respective Donnelley Marketing Service estimates for each year.

The Company's consolidated revenues and expenses include 100% of the revenues and expenses of the systems serving majority-owned and managed markets plus its corporate office operations. Investment income includes the Company's share of the net income or loss of each of the markets for which the Company follows the equity method of accounting.


Operating results for 1996 reflect improvement in the Company's overall operations, primarily resulting from growth in its customer base and revenues coupled with increasing economies of scale. Operating revenues, driven by increases in customers served, rose $215.4 million, or 44%. Operating expenses rose $170.8 million, or 38%. Operating cash flow (operating income before minority share plus depreciation and amortization expense) increased $64.0 million, or 48%.

Investment and other income increased $66.4 million, or 53%, due primarily to a 59% increase in gains on the sales of cellular and other investments and a 29% increase in investment income. Interest expense decreased $4.2 million, or 15%, in 1996 primarily due to a decrease in effective interest rates. Net income totaled $129.9 million in 1996 compared to $99.7 million in 1995, reflecting increased gains on the sales of cellular and other investments, improved operating results, increased investment income and decreased interest expense. In 1996 and 1995, net income included significant gains on sales of cellular and other investments. A summary of the after-tax effect of these gains on net income is shown below.

                                     Year Ended December 31,

                              -----------------------------------
                                  1996         1995        1994
                              -----------------------------------
                          (Dollars in thousands, except per share amounts)
Net income before
   after-tax effects
   of gains                   $  62,504    $  43,918   $  13,071
Add: After-tax
   effects of gains              67,425       55,824       3,322
                              -----------------------------------
Net income as
   reported                   $ 129,929    $  99,742   $  16,393
                              -----------------------------------
                              ----------------------------------
Earnings per share
   before after-tax
   effects of gains           $     .73    $     .52   $     .16
Add: After-tax
   effects of gains                 .78          .67         .05
                              -----------------------------------
Earnings per share
   as reported                $    1.51    $    1.19   $     .21
                              -----------------------------------
                              ----------------------------------

OPERATING REVENUES

Operating revenues totaled $707.8 million in 1996, an increase of $215.4 million, or 44%, over 1995. Operating revenues totaled $492.4 million in 1995, an increase of $160.0 million, or 48%, over 1994. The net effect of acquisitions and divestitures ("net acquisitions") increased operating revenues $10.8 million, or 2%, in 1996 and $44.2 million, or 13%, in 1995.

Service revenues primarily consist of: (i) charges for access, airtime and value-added services provided to the Company's local retail customers who use the local systems operated by the Company; (ii) charges to customers of other systems who use the Company's cellular systems when roaming ("inbound roaming"); and (iii) charges for long-distance calls made on the Company's systems. Service revenues totaled $690.4 million in 1996, up $213.8 million, or 45%, over 1995. Service revenues totaled $476.6 million in 1995, up $158.0 million, or 50%, over 1994. The increase was primarily due to the growing number of local retail customers and the growth in inbound roaming revenue. Average monthly revenue per customer declined 8% to $66 in 1996 and 9% to $72 in 1995. Net acquisitions increased service revenues $10.3 million, or 2%, in 1996 and $42.7 million, or 13%, in 1995.

The 8% decrease in average monthly service revenue per customer in 1996 was primarily a result of a decrease in average revenue per minute of use from both local retail customers and inbound roamers. Although average monthly local minutes of use per retail customer totaled 107 in 1996 and 95 in both 1995 and 1994, the Company's use of incentive programs in 1996 and 1995 that encourage weekend and off peak usage, in order to stimulate overall usage, resulted in a decrease in average revenue per minute of use during those years. Inbound roaming revenue has been growing at a slower rate than the Company's customer base (31% compared to 51%). The Company believes that its customer base is growing faster than that of the industry as a whole, which has a dilutive effect on inbound roaming revenue per customer. Also, the Company's average inbound roaming revenue per minute of use decreased in 1996 and 1995, in line with the ongoing trend toward reduced per minute prices for roaming negotiated between the Company and other cellular operators. The 9% decrease in average monthly service revenue per customer in 1995 was for primarily the same reasons as in 1996.

Local retail revenue increased $153.0 million, or 53%, in 1996 and $101.5 million, or 54%, in 1995. Growth in the Company's customer base was the primary reason for the increase in local revenue. The number of customers increased 51% to 1,073,000 at December 31, 1996 from 710,000 at December 31, 1995. The number of customers increased 69% in 1995, up from 421,000 at December 31, 1994. Excluding the effect of acquisitions and dispositions, the Company added 365,000 customers in 1996 and 255,000 customers in 1995. While the percentage increase in customer additions is expected to be lower in the future, management anticipates that the number of customers served will continue to increase in the next few years. Net acquisitions increased local revenue $13.7 million, or 5%, in 1996 and $26.3 million, or 14%, in 1995.

Average monthly local retail revenue per customer declined to $43 in 1996 from $44 in 1995 and $47 in 1994. Monthly local retail minutes of use per customer increased 13% to 107 in 1996 from 95 in both 1995 and 1994. While there was an increase in average local retail minutes of use from 1995 to 1996, average revenue per minute of use decreased as a result of the incentive programs stated previously. Average local retail revenue per minute totaled $.40 in 1996, $.46 in 1995 and $.50 in 1994. The decrease in average monthly local retail revenue is part of an industry-wide trend and is believed to be related to the tendency of the early customers in a market to be the heaviest users during peak business hours. It also reflects the Company's and the industry's continued penetration of the consumer market, which tends to include fewer peak business hour-usage customers. Local retail revenues in 1996 increased 58%, or $168.5 million, due to customer growth and declined 5%, or $15.5 million, due to decreases in average monthly service revenue per customer.

Inbound roaming revenue increased $45.3 million, or 31%, in 1996 and $44.0 million, or 42%, in 1995. This increase was attributable to the rise in the number of minutes used by customers from other systems when roaming in the Company's systems. Also contributing were the increased number of cell sites within the Company's systems. These effects were offset somewhat by the decrease in average revenue per minute due to the downward trend in negotiated rates. Average inbound roaming revenue per minute totaled $.94 in 1996, $.99 in 1995 and $1.11 in 1994. Monthly inbound roaming revenue per Company customer averaged $19 in 1996, $22 in 1995 and $26 in 1994. This decrease is related to both the decrease in roaming revenue per minute and the faster increase in the

Company's customer base than in inbound roaming revenue. Net acquisitions decreased inbound roaming revenue $2.9 million, or 2%, in 1996 compared to an increase of $13.6 million, or 13%, in 1995.

Long-distance revenue increased $17.3 million, or 49%, in 1996 and $12.4 million, or 55%, in 1995 as the volume of long-distance calls billed by the Company increased. Monthly long-distance revenue per customer averaged $5 in both 1996 and 1995 and $6 in 1994. Net acquisitions increased long-distance revenue $933,000, or 3%, in 1996 and $3.5 million, or 16%, in 1995.

Equipment sales revenues totaled $17.4 million in 1996, an increase of $1.6 million, or 10%, over 1995. Equipment sales revenues totaled $15.8 million in 1995, an increase of $2.0 million, or 15%, over 1994. Equipment sales reflect the sale of 449,000, 296,000 and 153,000 cellular telephone units in 1996, 1995 and 1994, respectively, plus installation and accessories revenue. The average revenue per unit was $39 in 1996 compared to $53 in 1995 and $90 in 1994. The average revenue per unit decline partially reflects the Company's decision to reduce sales prices on cellular telephones to stimulate growth in the number of customers, to maintain its market position and to meet competitive prices as well as to pass through reduced manufacturers' prices to customers. Also, the Company uses promotions which are based on increased equipment discounting. The success of these promotions led to both an increase in units sold and a decrease in average equipment sales revenue per unit. Net acquisitions increased equipment sales revenues $499,000, or 3%, in 1996 and $1.5 million, or 11%, in 1995.

OPERATING EXPENSES

Operating expenses totaled $620.5 million in 1996, up $170.8 million, or 38%, over 1995. Operating expenses totaled $449.6 million in 1995, up $134.6 million, or 43%, over 1994. Net acquisitions increased operating expenses $11.0 million, or 2%, in 1996 and $40.7 million, or 13%, in 1995.

System operations expenses increased $46.9 million, or 67%, in 1996 and $23.6 million, or 50%, in 1995, as a result of increases in customer usage expenses and costs associated with the Company's increased number of customers, increased expenses related to roaming fraud and the growing number of cell sites within the Company's systems. In total, system operations costs are expected to continue to increase as the number of cell sites within and the number of customers using the Company's systems grows. Net acquisitions increased system operations expenses $944,000, or 1%, in 1996 and $7.6 million, or 16%, in 1995.

Customer usage expenses represent charges from other telecommunications service providers for USM's customers' use of their facilities as well as for the Company's inbound roaming traffic on these facilities. These expenses also include local interconnection to the landline network, toll charges and roaming expenses from the Company's customers' use of systems other than their local systems, offset somewhat by pass-through roaming revenue. Customer usage expenses were $75.3 million in 1996 compared to $34.9 million in 1995 and $21.6 million in 1994. Contributing to the increases in 1996 and 1995 were additional costs related to fraudulent use of the Company's customers' cellular telephone numbers. These fraud-related costs totaled $18.0 million in 1996, $4.1 million in 1995 and an immaterial amount in 1994. The Company continues to implement procedures in its markets to combat this fraud, which is primarily related to roaming usage. Customer usage expenses represented 11% of service revenues in 1996 compared to 7% in 1995 and 1994. The percentage increase in 1996 is primarily due to the increase in roaming fraud.

Maintenance, utility and cell site expenses totaled $42.0 million in 1996 compared to $35.5 million in 1995 and $25.3 million in 1994, primarily reflecting an increase in the number of cell sites in the Company's systems to 1,328 in 1996 from 1,116 in 1995 and 790 in 1994. Monthly maintenance, utility and cell site expenses totaled $2,866, $3,107 and $3,216 per average cell site in 1996, 1995 and 1994, respectively.

Marketing and selling expenses increased $47.6 million, or 47%, in 1996 and $33.3 million, or 48%, in 1995. Marketing and selling expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent expenses; promotional expenses; local advertising and public relations expenses. The 1996 increase was primarily due to a 44% rise in the number of gross customer activations (excluding acquisitions and divestitures), from 392,000 in 1995 to 563,000 in 1996. The 1995 increase was primarily due to a 69% rise in the number of gross customer activations (excluding acquisitions and divestitures), from 232,000 in 1994 to 392,000 in 1995. Cost per gross customer addition, including losses on equipment sales, totaled $367 in 1996, $361 in 1995 and $408 in 1994. Net acquisitions increased marketing and selling expenses $5.7 million, or 6%, in 1996 and $9.0 million, or 13%, in 1995.

Cost of equipment sold increased $19.1 million, or 35%, in 1996 and $15.5 million, or 39%, in 1995. The increases reflect the growth in unit sales related to the rise in gross customer activations made through the Company's direct and retail distribution channels, offset somewhat by falling manufacturer prices per unit. The average cost to the Company of a telephone unit sold, including accessories and installation, was $165 in 1996 compared to $186 in 1995 and $258 in 1994. Net acquisitions increased cost of goods sold $2.7 million, or 5%, in 1996 and $6.3 million, or 16%, in 1995.

General and administrative expenses increased $37.8 million, or 29%, in 1996 and $38.2 million, or 41%, in 1995. These expenses include the costs of operating the Company's local business offices and its corporate expenses. These increases include the effects of an increase in expenses required to serve the growing customer base and an expansion of both local administrative office and corporate staff, necessitated by growth in the Company's business. The Company is using an ongoing clustering strategy to combine local operations wherever feasible in order to gain operational efficiencies and reduce its administrative expenses. The increase also includes the effect of a higher amount of bad debt, primarily related to the Company's increased rate of customer growth, and the increased cost of retaining current customers, which includes providing user equipment and service incentives to customers to help reduce the Company's churn rate. Net acquisitions increased direct field-related general and administrative expenses $2.0 million, or 2%, in 1996 and $11.1 million, or 12%, in 1995.

Operating cash flow increased $64.0 million, or 48%, to $196.2 million in 1996 and increased $49.4 million, or 60%, to $132.2 million in 1995. The improvements in 1996 and 1995 were primarily due to substantial growth in customers and service revenues and the effects of improved operational efficiencies on operating expenses. Net acquisitions decreased operating cash flow $505,000, or less than 1%, in 1996 and increased operating cash flow $10.3 million, or 12% in 1995.

Depreciation expense increased $17.3 million, or 30%, in 1996 and $17.8 million, or 45%, in 1995. These increases reflect rising average fixed asset balances, which increased 34% in 1996 and 48% in 1995. Increased fixed asset balances primarily result from the increase in cell sites built to improve coverage and capacity in the Company's markets. Net acquisitions increased depreciation expense $104,000, or less than 1%, in 1996 and $4.6 million, or 12%, in 1995.

Amortization of intangibles increased $2.1 million, or 6%, in 1996 and $6.2 million, or 24%, in 1995. These increases are primarily due to increases in deferred information system development costs, which are amortized over the useful life of the related systems. Net acquisitions decreased amortization of intangibles $472,000, or 2%, in 1996 compared to an increase of $2.2 million, or 9%, in 1995.

OPERATING INCOME BEFORE MINORITY SHARE

Operating income before minority share totaled $87.4 million in 1996, $42.8 million in 1995 and $17.4 million in 1994. The operating income margin (as a percent of service revenues) improved to 13% in 1996 compared to 9% in 1995 and 5% in 1994. The 1996 and 1995 operating income improvements reflect increased revenues resulting from growth in the number of customers served by the Company's systems and the effect of improved operational efficiencies on operating expenses. Net acquisitions decreased operating income before minority share $137,000 in 1996 and increased operating income before minority share $3.5 million in 1995.

The Company expects service revenues to continue to grow significantly during 1997 as it adds customers to its existing systems and realizes a full year of revenues from customers added in 1996. However, management anticipates that average monthly revenue per customer will continue to decrease as local retail and inbound roaming revenue per minute of use declines and as the growth rate of the Company's customer base exceeds the growth rate of inbound roaming revenue, diluting the roaming contribution per customer. Additionally, the Company expects expenses to increase significantly during 1997 as it incurs costs for cell sites added in 1996 and 1997 and incurs costs associated with customer growth.

Management believes there exists a seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth, which may cause operating income to vary from quarter to quarter. Additionally, competitors licensed to provide personal communications services ("PCS") have initiated service in certain of the Company's markets in recent months. The Company anticipates that PCS operators will initiate service in several other of the Company's markets in 1997 and 1998. The Company's management is monitoring these and other providers' strategies to determine what effect this additional competition will have on the Company's future strategies and results.

INVESTMENT AND OTHER INCOME

Investment and other income totaled $191.1 million in 1996, $124.7 million in 1995 and $31.0 million in 1994. Investment income was $51.5 million in 1996 compared to $39.8 million in 1995 and $26.5 million in 1994. Investment income primarily represents the Company's share of net income from the markets managed by others that are accounted for by the equity method.

Gain on sale of cellular interests totaled $132.7 million in 1996, $83.5 million in 1995 and $3.3 million in 1994. The 1996 amount primarily reflects gains totaling $88.5 million recorded on the sales of the Company's majority interests in eight markets; gains totaling $2.6 million recorded on the sales of the Company's investment interests in two markets; a gain totaling $11.3 million recorded on cash received in an exchange of markets with another cellular operator; and gains totaling $30.3 million recorded on cash received from the settlement of two separate legal matters.

The 1995 amount primarily reflects gains totaling $64.6 million recorded on the sales of the Company's majority interests in six markets; gains totaling $11.1 million recorded on the sales of the Company's investment interests in six markets; a gain totaling $5.3 million resulting from cash proceeds received in an exchange of markets with another cellular operator; and a gain totaling $2.5 million recorded on the sale of certain marketable equity securities.

The 1994 amount reflects gains recorded on an exchange in which five of the Company's investment interests were traded to another cellular operator for minority interests in seven markets in which the Company owns controlling interests.

INTEREST AND INCOME TAXES

Total interest expense decreased $4.2 million, or 15%, in 1996, primarily due to the repayment of debt under the Revolving Credit Agreement with TDS after the issuance of Liquid Yield Option Notes ("LYONs") in June 1995. LYONs carry a lower effective interest rate than the borrowings under the Revolving Credit Agreement with TDS. Total interest expense increased $5.4 million, or 25%, in 1995, on a 26% increase in the average amount of debt outstanding. Interest expense in 1996 is primarily related to LYONs ($14.4 million) and borrowings under a vendor financing agreement ($8.0 million). Interest expense in 1995 is primarily related to borrowings under the Revolving Credit Agreement with TDS ($10.4 million), borrowings under a vendor financing agreement ($9.2 million) and LYONs ($7.4 million). Interest expense in 1994 is primarily related to borrowings under the Revolving Credit Agreement with TDS ($17.8 million) and borrowings under a vendor financing agreement ($3.9 million).

The average amount of debt outstanding under the Revolving Credit Agreement was $100.0 million in 1995 and $204.7 million in 1994. The average interest rate on such debt was 10.4% in 1995 and 8.6% in 1994. No borrowings have been outstanding under the Revolving Credit Agreement since June 1995. In June 1995, the Company issued $228.3 million of LYONs, using most of the net proceeds to repay all borrowings under the Revolving Credit Agreement with TDS. The LYONs are zero coupon convertible debentures which accrete interest at 6% annually, but do not require current cash payments of interest. The average amount of debt under the vendor financing agreements was $112.9 million in 1996, $112.1 million in 1995 and $58.1 million in 1994. The average interest rate on such debt was 7.8% in 1996, 8.3% in 1995 and 7.1% in 1994.

Income tax expense was $111.6 million in 1996, $32.5 million in 1995 and $4.9 million in 1994. In 1996 and 1995, approximately $65.3 million and $27.7 million of income tax expense, respectively, related to the gains on sales of cellular and other investments. The effective tax rates were 46.2%, 24.6% and 23.1% in 1996, 1995 and 1994, respectively. In 1996, state income taxes and gains on sales increased the effective rate above the statutory rate. In 1995 and 1994, the effect of the valuation allowance on the deferred tax asset decreased the effective rate below the statutory rate, partially offset by state income taxes and amortization of license costs which increased the effective rate.

The Company is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and the Company are parties to a Tax Allocation Agreement under which the Company is able to carry forward its losses and credits and use them to offset any current or future income tax liabilities to TDS. The amount of federal net operating loss carryforward available to offset future taxable income aggregated approximately $6 million at December 31, 1996, and expires between 2003 and 2011. The amount of state net operating loss carryforward available to offset future taxable income aggregated approximately $203 million at December 31, 1996, and expires between 1997 and 2011. Both the federal and state loss carryforwards have been significantly reduced by the gains on the sales of cellular and other investments during 1996 and 1995.

NET INCOME

Net income totaled $129.9 million in 1996, $99.7 million in 1995 and $16.4 million in 1994. Net income per share was $1.51 in 1996, $1.19 in 1995 and $.21 in 1994. The improvements in 1996 and 1995 resulted from gains on the sales of cellular and other investments, improved overall operating results and increased investment income, partially offset by increased income tax expense. In 1996 and 1995, net income included significant gains on sales of cellular and other investments. See "Results of Operations" for a summary of the after-tax effect of these gains on net income.

INFLATION

Management believes that inflation affects the Company's business to no greater extent than the general economy.

FINANCIAL RESOURCES AND LIQUIDITY

The Company operates a capital- and marketing-intensive business. In recent years, the Company has generated operating cash flows and received cash proceeds from divestitures to fund most of its construction and operating expenses. The Company anticipates further substantial increases in cellular units in service, revenues and cell sites as it continues its growth strategy. As the Company's customer and revenue base grows, the percentage increases in operating cash flow and operating income may be reduced.

Cash flows from operating activities provided $137.5 million in 1996, $115.9 million in 1995 and $84.3 million in 1994. Operating cash flow (operating income before minority share plus depreciation and amortization expense) provided cash totaling $196.2 million in 1996, $132.2 million in 1995 and $82.8 million in 1994. Cash flows from other operating activities (investment and other income, interest expense, changes in working capital and changes in other assets and liabilities) required cash investments totaling $58.7 million in 1996 and $16.3 million in 1995 and provided cash totaling $1.5 million in 1994.

Cash flows from financing activities required cash totaling $11.2 million in 1996 and provided $19.3 million in 1995 and $95.6 million in 1994. Cash flows from financing activities include cash flows from the sale of LYONs, borrowings under the Revolving Credit Agreement with TDS and vendor financing transactions. In 1996, the Company primarily used available cash to repay amounts owed under the vendor financing agreements totaling $21.5 million. In 1995, the sale of LYONs provided cash totaling $221.5 million and borrowings under one of the vendor financing agreements provided cash totaling $59.5 million. This cash was used to repay amounts owed under the Revolving Credit Agreement with TDS totaling $251.2 million and amounts owed under the vendor financing agreements totaling $13.4 million. Borrowings under the Revolving Credit Agreement with TDS totaling $75.4 million and borrowings under one of the vendor financing agreements totaling $18.0 million provided a majority of the Company's external financing requirements in 1994.

Cash flows from investing activities required cash investments totaling $150.3 million in 1996, $102.6 million in 1995 and $180.4 million in 1994. Such cash requirements primarily consisted of cash additions to property, plant, and equipment, and cash requirements for acquisitions, deferred system development costs and investments in cellular markets. In 1996 and 1995, the Company received cash proceeds totaling $213.0 million and $151.1 million, respectively, relating to the sales of cellular and other investments. In 1996, the Company required cash totaling $28.8 million for deferred system development costs, primarily related to the development of its customer billing and information system. Cash expenditures for property, plant and equipment totaled $219.4 million in 1996, $208.7 million in 1995 and $158.2 million in 1994, representing the construction of 242, 292 and 225 cell sites, respectively, plus other plant additions.

Anticipated capital requirements for 1997 primarily reflect the Company's construction and system expansion program. The Company's construction and system expansion budget for 1997 is approximately $300 million, primarily for new cell sites to expand and enhance the Company's coverage and capacity in its service areas and for the enhancement of the Company's office systems.

ACQUISITIONS AND DIVESTURES

The Company is continuing to assess its cellular holdings in order to maximize the benefits derived from clustering its markets. As the number of opportunities for outright acquisitions has decreased in recent years, and as the Company's clusters have grown, the Company's focus has shifted toward exchanges and divestitures of managed and investment interests. Recently, the Company has completed certain exchanges of controlling interests in its less strategic markets for controlling interests in markets which better complement its clusters. The Company has also completed outright sales of other less strategic markets. The proceeds from these sales have been used to further the Company's growth. The Company is currently negotiating acquisitions, exchanges and divestitures of cellular interests to further capitalize on the benefits of its clustering strategy.

In 1996, the Company purchased controlling interests in two markets and several minority interests, representing 1.0 million pops, and received a controlling interest in another market through an exchange with another cellular operator. The total consideration paid in these transactions, primarily in the form of cash and USM Common Shares issued to TDS to reimburse TDS for the value of TDS Common Shares issued to third parties, totaled $158.9 million. Included in these acquisitions are minority interests representing 598,000 pops USM acquired from TDS for $102.8 million in cash, pursuant to an agreement entered into in June 1996.

Pursuant to the above agreement with TDS, USM will acquire additional interests, representing an additional 104,000 pops, for $17.2 million in cash. Additionally, at December 31, 1996, the Company had an agreement pending with a third party to acquire a majority interest in one market, representing 213,000 pops, for $31.5 million in cash. The pending acquisition agreements discussed above are expected to be completed during 1997.

In 1996, the Company sold controlling interests in eight markets and one market partition, plus minority interests in two other markets, representing 1.2 million pops, and divested a controlling interest in another market through an exchange with another cellular operator. The Company received cash consideration totaling $187.8 million from these sales and from the exchange. The Company also settled two separate legal matters during 1996, receiving $30.3 million in cash from those transactions. In total, sales, exchanges and litigation settlements provided the Company with cash totaling $218.1 million in 1996.

In 1995, the Company purchased controlling interests in eleven markets and several minority interests, representing 1.7 million pops. The total consideration paid for these purchases, primarily in the form of cash and USM Common Shares issued or issuable to TDS to reimburse TDS for the value of TDS Common Shares issued and issuable and cash paid to third parties, totaled $151.0 million. The Company also acquired controlling interests in twelve markets, representing 2.0 million pops, as a result of six separate exchange transactions completed during 1995.

In 1995, the Company sold controlling interests in six markets and minority interests in six markets, representing 1.1 million pops. The Company received consideration of cash and receivables totaling $128.2 million from these sales. The Company also divested controlling interests in ten markets plus three market partitions, representing 2.1 million pops, as a result of the exchange transactions completed during 1995.

In 1994, the Company purchased controlling interests in nine markets and several minority interests, representing 1.3 million pops. The total consideration paid for these purchases, primarily in the form of cash and USM Common Shares issued to TDS to reimburse TDS for the value of TDS Common Shares issued and issuable and cash paid to third parties, totaled $140.3 million.

In 1994, the Company exchanged its minority interests in five markets with another cellular operator for minority interests in seven markets in which the Company already owned a majority interest.

In February 1997, the Company announced that it had entered into an exchange agreement with BellSouth Corporation ("BellSouth"), pursuant to which the Company will receive controlling interests in twelve contiguous markets adjacent to its Iowa and Wisconsin/Illinois clusters. In exchange, the Company will divest its controlling interests in ten markets and investment interests in 13 markets and pay cash, the amount of which is dependent upon certain factors. The Company will receive controlling interests representing approximately
3.9 million pops in the transaction, and will divest controlling interests representing approximately 1.9 million pops and investment interests representing approximately 1.4 million pops. The transaction is subject to various regulatory and other approvals.

The Company expects that the completion of this transaction will have a positive effect on its consolidated operations after the transition of operators is complete. The transaction is also expected to significantly reduce investment income immediately after it is completed. Because of the regulatory approval process, the Company is uncertain as to when the transaction will be completed.

LIQUIDITY

The Company anticipates that the aggregate resources required for 1997 will include approximately: (i) $300 million for capital spending, (ii) $49 million for acquisitions and (iii) $23 million of scheduled debt repayments. The Company may have additional funding obligations in 1997 related to the exchange transaction with BellSouth if the transaction is completed during the year. The Company had $14 million of cash and cash equivalents at December 31, 1996 and anticipates generating an increasing amount of cash flows from operating activities during 1997. The Company also has $100 million available under the Revolving Credit Agreement with TDS.

Management believes that the Company's operating cash flows and sources of external financing provide substantial financial flexibility. The Company has a line of credit with TDS to help meet its short-term financing needs. The Company also has access to public and private capital markets to help meet its long-term financing needs, although there are currently no material agreements or commitments pending to issue additional debt or equity securities. The Company anticipates issuing debt and equity securities only when capital requirements (including acquisitions), financial market conditions and other factors warrant.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY
STATEMENT

This Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and therefore actual results may differ materially. The Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in our markets; new telecommunications technology advances; changes in the telecommunications regulatory environment; pending and future litigation; availability of future financing; and unanticipated changes in growth in cellular customers, penetration rates, churn rates and the mix of products and services offered in our markets. Readers should evaluate any statements in light of these important factors.

CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)
                                                                                Quarter Ended
                                                            ------------------------------------------------
                                                                   March 31   June 30  Sept. 30  Dec. 31
                                                            ------------------------------------------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1996
Revenues                                                          $147,966  $174,720  $187,594  $197,540
Operating Income Before Minority Share                              11,822    30,021    33,094    12,429
Gain on Sale of Cellular and Other Investments                      38,691    86,305     7,797       (75)
Net Income                                                          29,387    63,055    26,140    11,347
Net Income-Operations                                                8,547    19,694    23,899    10,364
Net Income-Gains                                                   $20,840   $43,361   $ 2,241   $   983
Weighted Average Common and Series A Common Shares (000s)           85,686    86,166    86,158    86,157
Earnings Per Common and Series A Common Share                     $    .34  $    .73  $    .30  $    .13
   Earnings Per Common Share-Operations                                .10       .23       .28       .12
   Earnings Per Common Share-Gains                                $    .24  $    .50  $    .02  $    .01

1995
Revenues                                                          $ 99,748  $117,124  $138,567  $136,956
Operating Income Before Minority Share                               8,064    10,852    17,967     5,872
Gain on Sale of Cellular and Other Investments                      18,517    16,842    42,301     5,834
Net Income                                                          23,598    24,089    32,263    19,792
Net Income-Operations                                                6,386     8,853    15,531    13,147
Net Income-Gains                                                  $ 17,212  $ 15,236  $ 16,732  $  6,645
Weighted Average Common and Series A Common Shares (000s)           82,131    83,937    84,561    84,576
Earnings Per Common and Series A Common Share                     $    .29  $    .29  $    .38  $    .23
   Earnings Per Common Share-Operations                                .08       .11       .18       .16
   Earnings Per Common Shares-Gains                               $    .21  $    .18  $    .20  $    .07


NET INCOME FOR 1996 AND 1995 INCLUDED SIGNIFICANT GAINS FROM THE SALES OF CELLULAR AND OTHER INVESTMENTS. THE TABLE ABOVE SUMMARIZES THE EFFECT OF THE GAINS ON NET INCOME AND EARNINGS PER COMMON SHARE.

MANAGEMENT BELIEVES THERE EXISTS A SEASONALITY AT THE COMPANY IN BOTH SERVICE REVENUES, WHICH TEND TO INCREASE MORE SLOWLY IN THE FIRST AND FOURTH QUARTERS, AND OPERATING EXPENSES, WHICH TEND TO BE HIGHER IN THE FOURTH QUARTER DUE TO INCREASED MARKETING ACTIVITIES AND CUSTOMER GROWTH. THIS SEASONALITY MAY CAUSE OPERATING INCOME TO VARY FROM QUARTER TO QUARTER.


CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                 Year Ended December 31,
                                                           1996           1995           1994
                                                        ----------------------------------------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING REVENUES
   Service                                              $690,434       $476,634       $318,649
   Equipment sales                                        17,386         15,761         13,755
                                                        ----------------------------------------
     Total Operating Revenues                            707,820        492,395        332,404
                                                        ----------------------------------------

OPERATING EXPENSES
   System operations                                     117,368         70,442         46,869
   Marketing and selling                                 150,000        102,361         69,072
   Cost of equipment sold                                 74,023         54,948         39,431
   General and administrative                            170,224        132,431         94,193
   Depreciation                                           74,631         57,302         39,520
   Amortization of intangibles                            34,208         32,156         25,934
                                                        ----------------------------------------
     Total Operating Expenses                            620,454        449,640        315,019
                                                        ----------------------------------------

OPERATING INCOME BEFORE MINORITY SHARE                    87,366         42,755         17,385
Minority share of operating income                       (13,743)        (7,902)        (5,152)
                                                        ----------------------------------------
OPERATING INCOME                                          73,623         34,853         12,233
                                                        ----------------------------------------
INVESTMENT AND OTHER INCOME
   Investment income                                      51,518         39,833         26,540
   Amortization of licenses related to investments        (1,391)        (1,089)          (913)
   Interest income                                        10,093          5,008          3,380
   Other (expense), net                                   (1,881)        (2,578)        (1,368)
   Gain on sale of cellular and other investments        132,718         83,494          3,321
                                                        ----------------------------------------
     Total Investment and Other Income                   191,057        124,668         30,960
                                                        ----------------------------------------
INCOME BEFORE INTEREST AND INCOME TAXES                  264,680        159,521         43,193
                                                        ----------------------------------------
INTEREST EXPENSE
   Interest expense - affiliate                               --         10,406         17,812
   Interest expense - other                               23,111         16,881          4,071
                                                        ----------------------------------------
     Total Interest Expense                               23,111         27,287         21,883
                                                        ----------------------------------------

INCOME BEFORE INCOME TAXES                               241,569        132,234         21,310
Income tax expense                                       111,640         32,492          4,917
                                                        ----------------------------------------
NET INCOME                                              $129,929       $ 99,742       $ 16,393
                                                        ----------------------------------------
WEIGHTED AVERAGE COMMON AND
   SERIES A COMMON SHARES (000S)                          86,041         84,023         79,514
EARNINGS PER COMMON AND
   SERIES A COMMON SHARE                                $   1.51       $   1.19       $    .21
                                                        ----------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


                          CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS - ASSETS

                                                              December 31,
                                                         1996          1995
                                                      ------------------------
                                                       (DOLLARS IN THOUSANDS)

CURRENT ASSETS
 Cash and cash equivalents
   General funds                                      $      802   $    8,462
   Affiliated cash equivalents                            13,575       29,942
                                                      ------------------------
                                                          14,377       38,404
 Accounts receivable
   Customers, less allowance of
     $4,199 and $3,820, respectively                      58,034       42,934
   Roaming                                                29,742       26,316
   Affiliates                                                607        2,166
   Other                                                   7,568        5,761
 Inventory                                                11,893        9,198
 Prepaid and other current assets                          6,398        5,007
                                                      ------------------------
                                                         128,619      129,786
                                                      ------------------------

PROPERTY, PLANT AND EQUIPMENT
 In service and under construction                       846,005      674,450
 Less accumulated depreciation                           195,251      144,423
                                                      ------------------------
                                                         650,754      530,027
                                                      ------------------------

INVESTMENTS
 Licenses, net of accumulated amortization of
   $110,727 and $88,403, respectively                  1,044,141    1,035,846
 Cellular entities                                       186,791      134,421
 Notes and interest receivable                            14,943       16,376
                                                      ------------------------
                                                       1,245,875    1,186,643
                                                      ------------------------

DEFERRED CHARGES
 System development costs, net of accumulated
   amortization of $11,089 and $4,951, respectively       44,319       21,704
 Other, net of accumulated amortization
   of $5,276 and $9,289, respectively                     16,332       11,984
                                                      ------------------------
                                                          60,651       33,688
                                                      ------------------------
   TOTAL ASSETS                                       $2,085,899   $1,880,144
                                                      ------------------------
                                                      ------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


CONSOLIDATED BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                            December 31,
                                                                       1996           1995
                                                                   ----------------------------
                                                                         (Dollars in Thousands)
CURRENT LIABILITIES
 Current portion of long-term debt and redeemable preferred stock  $   23,065       $   30,939
 Notes payable                                                          1,375            1,375
 Accounts payable
   Affiliates                                                           2,729           11,636
   Other                                                               66,638           53,155
 Accrued taxes                                                         18,781           29,644
 Customer deposits and deferred revenues                               16,410           11,332
 Other current liabilities                                             17,456           17,028
                                                                   ----------------------------
                                                                      146,454          155,109
                                                                   ----------------------------
LONG-TERM DEBT
 6% zero coupon convertible debentures                                250,107          235,750
 Vendor financing, excluding current portion                           80,589           98,656
                                                                   ----------------------------
                                                                      330,696          334,406
                                                                   ----------------------------

DEFERRED LIABILITIES AND CREDITS
 Net deferred income tax liability                                     78,833           14,331
 Other                                                                  2,444            1,541
                                                                   ----------------------------
                                                                       81,277           15,872
                                                                   ----------------------------

MINORITY INTEREST                                                      51,270           45,303
                                                                   ----------------------------
COMMON SHAREHOLDERS' EQUITY
 Common Shares, par value $1 per share;
   authorized 140,000,000 shares; issued and outstanding
   53,117,313 and 49,965,718 shares, respectively                      53,117           49,966
 Series A Common Shares, par value $1 per share;
   authorized 50,000,000 shares; issued and outstanding
   33,005,877 shares                                                   33,006           33,006
 Additional paid-in capital                                         1,245,066        1,206,614
 Common Shares issuable, 928,009 shares in 1995                            --           24,784
 Retained earnings                                                    145,013           15,084
                                                                   ----------------------------
                                                                    1,476,202        1,329,454
                                                                   ----------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $2,085,899       $1,880,144
                                                                   ----------------------------
                                                                   ----------------------------
THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.



                                                      CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                             Year Ended December 31,
                                                                       1996            1995           1994
                                                                    ------------------------------------------
                                                                              (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                         $ 129,929        $  99,742      $  16,393
 Add (Deduct) adjustments to reconcile net
   income to net cash provided by operating activities
     Depreciation and amortization                                    108,839           89,458         65,454
     Investment income                                                (51,518)         (39,833)       (26,540)
     Gain on sale of cellular and other investments                  (132,718)         (83,494)        (3,321)
     Minority share of operating income                                13,743            7,902          5,152
     Other noncash expense                                             19,260           30,597         19,019
     Change in accounts receivable                                    (16,706)         (27,878)       (12,538)
     Change in accounts payable                                        12,709           (1,819)        13,882
     Change in accrued taxes                                          (10,185)          27,127          1,575
     Change in deferred taxes                                          63,137            8,660          1,611
     Change in other assets and liabilities                             1,019            5,472          3,621
                                                                    ------------------------------------------
                                                                      137,509          115,934         84,308
                                                                    ------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Vendor financing borrowings                                            3,922           59,460         18,611
 Change in convertible debentures                                          --          221,466             --
 Repayment of vendor financing                                        (21,519)         (13,353)       (12,091)
 Change in Revolving Credit Agreement                                      --         (251,230)        75,414
 Common Shares issued                                                  10,483            1,563          1,135
 Capital (distributions) contributions
 (to)/from minority partners                                           (4,099)           1,411         12,504
                                                                    ------------------------------------------
                                                                      (11,213)          19,317         95,573
                                                                    ------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to property, plant and equipment                          (219,370)        (208,713)      (158,208)
 System development costs                                             (28,753)          (5,628)       (10,111)
 Investments in and advances to nonconsolidated entities              (22,256)         (18,807)       (21,553)
 Distributions from nonconsolidated entities                           23,464            8,679         16,395
 Proceeds from sales of cellular and other investments                212,979          151,137             --
 Acquisitions, excluding cash acquired                               (116,387)         (29,315)        (6,878)
                                                                    ------------------------------------------
                                                                     (150,323)        (102,647)      (180,355)
                                                                    ------------------------------------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                  (24,027)          32,604           (474)

CASH AND CASH EQUIVALENTS -
 Beginning of period                                                   38,404            5,800          6,274
                                                                    ------------------------------------------
 End of period                                                      $  14,377        $  38,404      $   5,800
                                                                    ------------------------------------------
                                                                    ------------------------------------------
THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.





CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY
                                                                             Year Ended December 31,
                                                                       1996            1995           1994
                                                                   -------------------------------------------
                                                                              (Dollars in Thousands)

COMMON SHARES
 Balance at beginning of period                                    $   49,966       $   45,584     $   36,960
 Add
   Acquisitions of cellular interests                                   2,194            3,455          8,493
   Employee benefit plans                                                  62               62             55
   Redemption of USM and TDS Preferred Stock                              895              865             76
                                                                   -------------------------------------------
 Balance at end of period                                          $   53,117       $   49,966     $   45,584
                                                                   -------------------------------------------


SERIES A COMMON SHARES
 Balance at beginning of period                                    $   33,006       $   33,006     $   33,006
 Issued during year                                                        --               --             --
                                                                   -------------------------------------------
 Balance at end of period                                          $   33,006       $   33,006     $   33,006
                                                                   -------------------------------------------


ADDITIONAL PAID-IN CAPITAL
 Balance at beginning of period                                    $1,206,614       $1,083,698     $  867,947
 Add (Deduct)
   Acquisitions of cellular interests                                  65,089          101,302        211,367
   Transfer of interests from TDS                                     (45,761)              --             --
   Employee benefit plans                                               1,575            1,614          1,131
   Redemption of USM and TDS Preferred Stock                           17,555           21,371          1,420
   Net unrealized (loss) gain on available-
     for-sale marketable equity securities                                 --           (1,258)         1,884
   Capital stock expense                                                   (6)            (113)           (51)
                                                                   -------------------------------------------
 Balance at end of period                                          $1,245,066       $1,206,614     $1,083,698
                                                                   -------------------------------------------


COMMON AND SERIES A COMMON SHARES ISSUABLE
 Balance at beginning of period                                       $24,784          $16,337     $  103,266
 Add (Deduct)
   Acquisitions of cellular interests                                      --           14,530             --
   Shares issued pursuant to acquisition agreements                   (24,784)          (6,083)       (86,929)
                                                                   -------------------------------------------
 Balance at end of period                                          $       --       $   24,784     $   16,337
                                                                   -------------------------------------------


RETAINED EARNINGS (DEFICIT)
 Balance at beginning of period                                    $   15,084       $  (84,658)    $ (101,051)
 Add net income                                                       129,929           99,742         16,393
                                                                   -------------------------------------------
 Balance at end of period                                          $  145,013       $   15,084     $  (84,658)
                                                                   -------------------------------------------
THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United States Cellular Corporation (the "Company" or "USM"), is an 80.6%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

NATURE OF OPERATIONS

USM owns, manages and invests in cellular systems throughout the United States and is the nation's eighth largest cellular telephone company in terms of population equivalents ("pops"). The Company owns interests in 204 cellular markets, representing approximately 25.1 million pops as of December 31, 1996. USM's 131 majority-owned and managed markets, primarily mid-sized and rural markets, cover 26 states and served 1,073,000 customers as of December 31, 1996.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of USM, its majority-owned subsidiaries and partnerships in which USM has a controlling majority partnership interest. All material intercompany accounts and transactions have been eliminated. Certain amounts reported in prior years have been reclassified to conform to current period presentation.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates, but management believes they will not be material.

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

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising costs totaled $24.4 million, $14.1 million and $11.1 million for the years ended December 31, 1996, 1995 and 1994, respectively.

PENSION PLAN

Telephone and Data Systems, Inc. Wireless Companies' Pension Plan (the "Pension Plan"), a qualified noncontributory defined contribution pension plan, was adopted effective January 1, 1994. It provides pension benefits for the employees of USM or its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $1.5 million in 1996, $1.2 million in 1995 and $1.0 million in 1994.

EARNINGS PER SHARE

Earnings per Common and Series A Common Share for the years ended December 31, 1996, 1995 and 1994 was computed by dividing Net Income by the weighted average number of Common Shares, Series A Common Shares and dilutive common equivalent shares outstanding during the year. Dilutive common stock equivalents consist of Common Shares issuable upon conversion of USM and TDS preferred stock, Common Shares issuable in the future to TDS and third parties in connection with completed acquisitions and Common Share options and stock appreciation rights.

Earnings per Common and Series A Common Share for the years ended December 31, 1996, 1995 and 1994 contain significant income amounts related to gains on the sale of cellular and other investments. Excluding the after-tax effect of these gains, earnings per share was $.73, $.52 and $.16 for the years ended December 31, 1996, 1995 and 1994, respectively.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the plant assets. The provision for depreciation as a percentage of average depreciable property, plant and equipment was 10.4% in 1996, 10.0% in 1995 and 10.5% in 1994.

Property, plant and equipment in service and under construction consists of:

                                                     December 31,
                                        ---------------------------------
                                           1996                    1995
                                        ---------------------------------
                                                (Dollars in thousands)
Operating plant and equipment           $641,600                $505,242
Land                                      46,198                  38,161
Office furniture, equipment
    and vehicles                          71,674                  54,904
Buildings and leasehold improvements      86,533                  76,143
                                        ---------------------------------
                                        $846,005                $674,450
                                        ---------------------------------

See Note 12 - Lease Commitments for a discussion of property leased by USM.

NOTES AND INTEREST RECEIVABLE

Notes and interest receivable primarily consist of loans to other partners for capital calls paid on their behalf. The interest charged on these loans is at varying annual rates. USM also has an outstanding loan to the operators of another cellular company in which USM has no equity. The interest charged on this loan is at an annual rate of prime plus 1 1/2 %. The carrying amount reported in the balance sheet for notes and interest receivable approximates their fair value.

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

DEFERRED CHARGES

Deferred system development costs primarily represent costs incurred for the development of new information systems. Capitalized costs of information systems development are amortized over a five-year period, starting when each new system is placed in service. Certain of the capitalized costs are for systems which are still being developed and are not yet in service; these costs are not being amortized.

Other deferred charges primarily represent legal and other charges incurred relating to the preparation of vendor financing agreements and the 6% zero coupon convertible debentures, and also deferred market start-up costs. The deferred charges related to vendor financing are amortized over the related financing period, the charges related to the convertible debentures are amortized over the twenty-year financing period and deferred market start-up costs are amortized over five years beginning with the commencement of operations in each market. During 1996 and 1995, USM retired $5.5 million and $1.1 million, respectively, of deferred start-up costs which had been fully amortized.

SUPPLEMENTAL CASH FLOW DISCLOSURES

USM acquired certain cellular licenses and other cellular interests during 1996, 1995 and 1994. In conjunction with these acquisitions, the following assets were acquired, liabilities assumed and Common Shares issued:

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                       Year Ended December 31,
                              ----------------------------------------
                                 1996            1995           1994
                              ----------------------------------------
                                        (Dollars in thousands)
Property, plant and
 equipment, net               $   7,069      $  29,622      $  13,638
Cellular licenses                90,341        138,600        139,332
Increase (Decrease)
 in equity-method
 investments in
 cellular interests              13,971         (5,921)       (12,706)
Accounts receivable               1,332          1,760          1,910
Long-term debt                       --             --           (212)
Revolving Credit
 Agreement-TDS                       --        (15,493)          (309)
Accounts payable                 (1,081)        (5,051)        (1,375)
Other assets and
 liabilities, excluding
 cash acquired                    1,493           (998)        (1,518)
Common Shares
 issued and issuable              3,262       (113,204)      (131,882)
                              ----------------------------------------
Decrease in cash due
 to acquisitions              $ 116,387      $  29,315      $   6,878
                              ----------------------------------------

Following are supplemental cash flow disclosures regarding interest and income taxes paid and certain noncash transactions:


                                        Year Ended December 31,
                              ----------------------------------------
                                 1996            1995           1994
                              ----------------------------------------
                                         (Dollars in thousands)
Interest paid                 $   7,001      $   4,112      $   4,021
Income taxes paid                64,402          3,035          1,968
Noncash interest
 expense                         16,110         23,175         17,862
Accrued interest
 converted into debt
 under the Revolving
 Credit Agreement                    --         14,432         17,579
Additions to Property,
 Plant and Equipment
 financed through
 Accounts Payable-Other          (4,679)         1,929         (9,761)
Common Shares issued
 by USM for redemption
 of USM Preferred Stock
 and TDS Preferred
 Shares                       $  18,450      $  22,236      $   1,496
                              ----------------------------------------

2. ACQUISITIONS AND DIVESTITURES

USM has acquired cellular interests for cash, promissory notes, USM and TDS Common Shares, and shares of TDS Preferred Stock. USM has also divested cellular interests for cash and notes receivable.

INFORMATION WITH RESPECT TO ACQUISITIONS AND DIVESTITURES

COMPLETED ACQUISITIONS. During 1996, USM completed the acquisition of controlling interests in two markets and several minority interests representing approximately 1.0 million population equivalents for a total consideration of $158.9 million as shown in the following table:

                                                             Consideration
                                                            -------------
                                                               (millions)
1.3 million Common Shares to TDS (1)                           $ 42.4
1,000 Common Shares issued to third parties                        .1
Cash                                                            116.4
                                                            -------------
 Total                                                         $158.9
                                                            -------------

(1) Issued to reimburse TDS for TDS securities and cash paid to third parties in connection with the acquisitions.

TRANSFER OF MINORITY INTERESTS TO THE COMPANY FROM TDS. Included in the interests USM acquired in 1996 were investment interests in 13 markets, representing 598,000 population equivalents, acquired in September 1996 for $102.8 million in cash. These interests were acquired pursuant to an agreement entered into in June 1996 between USM and TDS. Due to the intercompany nature of the transaction, these transfers were recorded at TDS's book value of the interests. Also pursuant to the agreement, USM expects to acquire investment interests in two additional markets, representing 104,000 population equivalents, for $17.2 million in cash. The pending acquisitions are awaiting regulatory approvals.

During 1995, USM completed the acquisition of controlling interests in eleven markets and several minority interests representing approximately 1.7 million population equivalents for a total consideration of $151.0 million as shown in the following table:

                                                             Consideration
                                                            -------------
                                                               (millions)
2.7 million Common Shares to TDS (1)                           $ 85.9
422,000 Common Shares issued to third parties                    12.8
Increase in Revolving Credit Agreement (1)                       14.6
456,000 Common Shares issuable in 1996                           14.5
Cash                                                             23.2
                                                            -------------
 Total                                                         $151.0
                                                            -------------

(1) To reimburse TDS for TDS securities and cash paid to third parties in connection with the acquisitions.

Assuming that the 1996 and 1995 acquisitions discussed above, which were accounted for as purchases, had taken place on January 1, 1995, unaudited pro forma results of operations would have been as follows:

                                                Year Ended December 31,
                                                 1996           1995
                                             --------------------------
                                                (Dollars in thousands,
                                              except per share amounts)
Service Revenues                             $ 691,038      $ 492,127
Equipment Sales                                 17,393         16,930
Interest Expense
 (including cost to
 finance acquisitions)                          23,111         27,446
Net Income                                     133,062         94,197
Earnings per Common Share                    $    1.54      $    1.10
                                             --------------------------


During 1996, the Company completed the divestiture of controlling interests in eight markets and investment interests in two markets. See Note 11 - Gain on Sale of Cellular and Other Investments for a discussion of these divestitures.

PENDING ACQUISITIONS AND DIVESTITURES. At December 31, 1996, USM had entered into an agreement with a third party to acquire a controlling interest in one market for $31.5 million in cash. This transaction is expected to be completed during 1997. Additionally, in February, 1997, USM entered into an agreement with another cellular operator for an exchange of markets. See Note 16 - Subsequent Event for a discussion of this pending exchange transaction.

3. INVESTMENT IN LICENSES

Investment in licenses consists of the costs incurred in acquiring Federal Communications Commission ("FCC") licenses or interests in entities which have filed for or have been awarded FCC licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interests in cellular entities awarded licenses; amounts paid for legal, engineering and consulting services; amounts incurred by USM and TDS in acquiring these interests; and goodwill. These costs are being amortized over 40 years, upon commencement of operations, or at the date of acquisition when USM acquires an interest in an operating system. Costs applicable to unsuccessful license applications and acquisitions are charged to expense. Included in cellular license costs is approximately $322 million and $363 million at December 31, 1996 and 1995, respectively, of goodwill which resulted from various acquisitions structured to be tax-free.

4. REVOLVING CREDIT AGREEMENT

USM has the right to borrow funds on an unsecured basis from TDS and Telecommunications Technologies Fund, Inc. ("TTF"), a wholly-owned subsidiary of TDS, pursuant to a Revolving Credit Agreement. USM repaid approximately $206.5 million of debt under the Revolving Credit Agreement with the proceeds of its 1995 offering of 6% Zero Coupon Convertible Debentures. See Note 6 - 6% Zero Coupon Convertible Debentures for a discussion of these debentures. As of December 31, 1996, no borrowings were outstanding under the Revolving Credit Agreement.

The terms of the Revolving Credit Agreement provide for borrowings with interest, at the prime rate plus .75% (for a rate of 9.0% at December 31, 1996), due quarterly. The facility was amended effective June 29, 1995, to provide for borrowings up to a maximum of $100 million. No principal under the Revolving Credit Agreement is due until January 2, 1998, on which date the Revolving Credit Agreement terminates and all unpaid principal and accrued interest thereon are due and payable.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. VENDOR FINANCING

USM has two arrangements for the financing of cellular system equipment and construction costs with an equipment vendor.

During 1994, USM consolidated the terms of its borrowings under previously negotiated long-term financing agreements into one agreement (the "1994 Agreement"). As provided for in the 1994 Agreement, USM consolidated borrowings under certain other previously negotiated agreements, those which were arranged through the individual entities which USM manages, during 1995. All borrowings are collateralized by a secured interest in the tangible assets (excluding customer accounts receivable) and certain intangible assets of certain of USM's operating subsidiaries, excluding any interest in such operating subsidiaries' FCC licenses. Terms of the borrowings are for a total of seven years at an interest rate of 1.40% over the 90-day Commercial Paper Rate of high-grade, unsecured notes (for a rate of 7.03%). Borrowings totaling $101.1 million were outstanding under the 1994 Agreement at December 31, 1996 and there was no remaining availability at that date for future borrowings.

USM has another agreement which was assumed pursuant to a 1993 acquisition and which is arranged through the individual entity acquired. Terms of the borrowings under this agreement are similar to those of the 1994 Agreement. Borrowings totaling $2.6 million were outstanding under this agreement as of December 31, 1996 and there was no remaining availability at that date for future borrowings.

The carrying value of USM's current and long-term vendor financing, $103.7 million and $120.0 million, is approximately equal to its estimated fair value at December 31, 1996 and 1995, respectively.

Vendor financing is as follows:

                                                       December 31,
                                                 1996           1995
                                              --------------------------
                                                (Dollars in thousands)
Vendor financing arrangement
(including deferred interest)
 due through 2003                             $101,119       $116,448
Other long-term notes
 issued in connection with
acquisitions, due through 1998                   2,535          3,550
                                              --------------------------
                                               103,654        119,998
Less current portion                            23,065         21,342
                                              --------------------------
                                              $ 80,589       $ 98,656
                                              --------------------------


Vendor financing principal payment requirements are $23.1 million, $24.3 million, $22.2 million, $16.9 million and $14.0 million for the years 1997 through 2001, respectively.

6. 6% ZERO COUPON CONVERTIBLE DEBENTURES

During 1995, the Company sold $745 million principal amount at maturity of zero coupon 6% yield to maturity convertible debt with proceeds to the Company of $221.5 million. This 20-year fixed rate debt, in the form of Liquid Yield Option Notes ("LYONs") is subordinated to all senior indebtedness of the Company. At December 31, 1996, the Company's senior indebtedness totaled $113.7 million. Each LYON is convertible at the option of the holder at any time at a conversion rate of 9.475 Common Shares per LYON. Upon conversion, USM may elect to deliver its Common Shares or cash equal to the market value of the Common Shares. Beginning June 15, 2000, the LYONs may be redeemed at any time for cash at the option of USM at the issue price plus accrued original issue discount through the date of redemption. USM will purchase LYONs, at the option of the holder, as of June 15, 2000, at the issue price plus accrued original issue discount through that date. USM will have the option of purchasing such LYONs with cash, USM Common Shares or TDS common equity securities, or any combination thereof. No LYONs have been converted as of December 31, 1996.

The carrying value at December 31, 1996 of USM's 6% Zero Coupon Convertible Debentures, $250.1 million, is greater than its fair value, estimated to be $248.4 million. The carrying value at December 31, 1995 of USM's 6% Zero Coupon Convertible Debentures, $235.7 million, is less than its fair value, estimated to be $265.5 million. The fair values were estimated using discounted cash flow analysis. The decrease in estimated fair value in 1996 was due to a change in the incremental borrowing rate.

7. COMMON STOCK

COMMON SHARES ISSUABLE

Certain of the cellular acquisition agreements completed in previous years required USM to deliver Common Shares in the future. USM issued 928,009 Common Shares to TDS and third parties in 1996 pursuant to these agreements.

EMPLOYEE BENEFIT PLANS

The following table summarizes Common Shares issued for the employee benefit plans described below:

                                         Year Ended December 31,
                                  --------------------------------------
                                   1996           1995           1994
                                  --------------------------------------

Tax-Deferred
 Savings Plan                    23,302         26,357         25,934
Employee stock
 options and stock
appreciation rights              16,380         10,713          8,365
Employee Stock
 Purchase Plan                   22,366         25,000         20,244
                                  --------------------------------------
                                 62,048         62,070         54,543
                                  --------------------------------------


TAX-DEFERRED SAVINGS PLAN. USM has reserved 176,411 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in USM Common Shares, TDS Common Shares, American Paging, Inc. (an 82.3%-owned subsidiary of TDS) Common Shares, Aerial Communications, Inc. (an 82.8%-owned subsidiary of TDS) Common Shares or five other non-affiliated funds.

STOCK-BASED COMPENSATION PLANS

USM accounts for stock options, stock appreciation rights and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25. No compensation costs have been recognized for the stock option and employee stock purchase plans. Compensation expense for SARs, measured by the difference between the SAR prices and the year-end market price of the Common Shares, aggregated $407,000 in 1996, $168,000 in 1995 and $71,000 in 1994. Had
compensation costs for all plans been determined consistent with Financial Accounting Standards Board Statement of Accounting Standards ("SFAS") No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                Year Ended December 31,
                                                  1996           1995
                                               --------------------------
                                                 (Dollars in thousands,
                                                except per share amounts)
Net Income:      As Reported                  $129,929        $99,742
                 Pro Forma                     129,166         98,960
Earnings per
 Common Share: As Reported                        1.51           1.19
                Pro Forma                     $   1.50        $  1.18


Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. A summary of the status of the Company's stock option plans at December 31, 1996, 1995 and 1994 and changes during the years then ended is presented in the table and narrative below:

                                              Weighted       Weighted
                                 Number        Average        Average
                              of Shares  Option Prices    Fair Values
                            ---------------------------------------------
Stock Options:
Outstanding
 January 1, 1994
(33,300 exercisable)             56,659         $16.07
 Granted                        178,398          30.65
 Exercised                       (8,365)         15.67
 Cancelled                       (2,433)        $20.63
Outstanding
 December 31, 1994
(80,164 exercisable)            224,259         $27.63
 Granted                        106,406          27.76         $14.02
 Exercised                      (10,713)        $15.67
Outstanding
 December 31, 1995
(177,675 exercisable)           319,952         $28.07
 Granted                        103,326          25.12         $16.59
 Exercised                      (16,380)         16.98
 Cancelled                      (15,851)        $30.05
Outstanding
 December 31, 1996
(271,866 exercisable)           391,047         $29.47

STOCK OPTION AND STOCK APPRECIATION RIGHTS PLAN. USM has reserved 967,192 Common Shares and 55,000 Series A Common Shares for options granted to key employees. USM has established two Stock Option plans as of February 1, 1991 and November 9, 1994 that provide for the grant of stock options and stock appreciation rights to officers and employees. The options under the 1991 plan are exercisable from the date of vesting through November 1, 1997, or thirty days following the date of the employee's termination of employment, if earlier. Under the 1991 Stock Option Plan at December 31, 1996, 66,889 stock options were outstanding at a price of $15.67 per share. The options under the 1994 plan are exercisable from the date of vesting through November 9, 2004, or thirty days following the date of the employee's termination of employment, if earlier. Under the 1994 Stock Option Plan at December 31, 1996, 215,071 stock options were outstanding at a weighted average price of $32.10 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.9% and 6.9%; expected dividend yields of zero for both years; expected lives of 4.0 years and 5.2 years and expected volatility of 22.7% and 25.3%.

Stock Appreciation Rights ("SARs") (as amended on February 1, 1991) allow the grantee to receive an amount in Common Shares or cash, or a combination thereof, equivalent to the difference between the exercise price and the fair market value of the Common Shares on the exercise date. At December 31, 1996, 42,000 Common Share SARs and 36,000 Series A Common Share SARs were outstanding at $15 per share. These rights expire from 1998 to 2003 or the date of the person's termination of employment, if earlier. During 1996 and 1994, 300 and 1,200 Common Share SARs were exercised, respectively. No SARs were exercised in 1995. There were no SARs granted in 1996 or 1995.

EMPLOYEE STOCK PURCHASE PLAN. USM sold 22,366 and 25,000 Common Shares to its employees at $26.94 per share in 1996 and 1995, respectively, in connection with the 1994 Employee Stock Purchase Plan and has 42,634 Common Shares reserved under the plan. During 1996, the 1997 Employee Stock Purchase Plan ("1997 ESPP") was approved which became effective January 1, 1997. The Company reserved 130,000 Common shares for sale to employees of United States Cellular and its subsidiaries under the 1997 ESPP. The fair value of the employees' purchase rights is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants rights in 1996: risk-free interest rates of 5.8% and 5.4%; expected dividend yield of zero for both years; expected lives of 2.3 years and 1.2 years; and expected volatility of 15.4% and 15.7%.

1996 SENIOR EXECUTIVE STOCK BONUS AND RESTRICTED STOCK AWARD PLAN. USM has reserved 10,300 shares for issuance under the 1996 Senior Executive Stock Bonus and Restricted Stock Award Plan. Eligible senior executives may qualify for stock awards under this plan when USM's customer base reaches certain levels. No shares had been issued under this plan as of December 31, 1996.

COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS. USM has reserved 10,000 shares for issuance under the Compensation Plan for Non-Employee Directors. Effective November 1, 1996, members of USM's Board of Directors who are not employed by USM or another TDS affiliate may elect to receive a number of USM Common Shares equal to the current fair market value of up to 50% of their directors' fee and up to 33% of each committee meeting fee. No shares had been issued under this plan as of December 31, 1996.

SERIES A COMMON SHARES

Series A Common Shares are convertible on a share-for-share basis into Common Shares and each share is entitled to ten votes per share, compared to one vote for each Common Share. As of December 31, 1996, all of USM's outstanding Series A Common Shares were held by TDS.

8. REDEEMABLE PREFERRED STOCK

Redeemable Preferred Stock, authorized 5,000,000 shares, has a stated liquidation value of $100 per share and is not entitled to any dividends. The Redeemable Preferred Stock is issuable in series by the Board of Directors, who establish the terms of the issue. At December 31, 1995, all shares of Redeemable Preferred Stock were held by TDS as reimbursement for TDS Preferred Shares issued in connection with acquisitions. The fair value of Redeemable Preferred Stock at December 31, 1995 was estimated to be approximately $17.6 million using the net present value of the Common Shares to be issued upon conversion, valued at quoted market price. At December 31, 1996 all of the Redeemable Preferred Stock had been redeemed. At December 31, 1995, 95,972 redeemable preferred shares were outstanding, valued at $9.6 million.

During 1996, 51,107 Series C and 44,865 Series D Redeemable Preferred Shares were redeemed for a total of 621,904 USM Common Shares. During 1995, 8,282 Series B and 84,030 Series E Redeemable Preferred Shares were redeemed for a total of 471,224 USM Common Shares.

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

Income tax provisions charged to net income are summarized below:

                                           Year Ended December 31,
                              --------------------------------------------
                                   1996           1995           1994
                              --------------------------------------------
                                           (Dollars in thousands)
Federal income taxes
 Current                      $  35,613        $14,882         $1,054
 Deferred                        54,509          8,468             26
State income taxes
 Current                         12,890          8,306          2,252
 Deferred                         8,628            836          1,585
                               --------------------------------------------
Total income
 tax expense                  $ 111,640        $32,492         $4,917
                               --------------------------------------------


The statutory federal income tax rate is reconciled to the Company's effective income tax rate below:

                                         Year Ended December 31,
                               --------------------------------------------
                                   1996           1995           1994
                               --------------------------------------------
Statutory federal income
 tax rate                          35.0%          35.0%          35.0%
State income taxes,
 net of federal benefit             6.9            4.6           11.1
Amortization of license costs       1.1            2.2           11.9
Effects of corporations not
 included in consolidated
federal income tax return            .8            1.1            3.7
Effects of valuation allowance
 on deferred tax asset             (2.4)         (18.3)         (38.6)
Gains on sales                      4.8            --             --
                               --------------------------------------------
Effective income tax rate          46.2%          24.6%          23.1%
                               --------------------------------------------

The increase in the 1996 effective rate reflects additional income tax expense due to tax gains in excess of book gains associated with the sale of certain cellular interests.

Deferred income taxes are provided for the temporary differences between the amount of the Company's assets and liabilities for financial reporting purposes and their tax basis.

USM had current deferred tax assets totaling $2.4 million at December 31, 1996, and $1.0 million at December 31, 1995, resulting primarily from the allowance for customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 1996 and 1995, are as follows:

                                                         December 31,
                                             ----------------------------------
                                                  1996                1995
                                             ----------------------------------
                                                    (Dollars in thousands)
Deferred Tax Asset
 Net operating loss carryforward             $  14,121           $  37,718
 Stock appreciation rights                         299                  67
 Alternative minimum
  tax credit carryforward                       24,545              12,464
 Other                                              --                 188
                                             ----------------------------------
                                                38,965              50,437
Less valuation allowance                        13,150              20,110
                                             ----------------------------------
Total Deferred Tax Asset                        25,815              30,327
                                             ----------------------------------

Deferred Tax Liability
 Property, plant and equipment                  23,402              17,654
 Equity investments                             41,482                 998
 Partnership investments                        15,005              11,010
 Licenses                                       24,759              14,996
                                             ----------------------------------
Total Deferred Tax Liability                   104,648              44,658
                                             ----------------------------------
 Net Deferred Tax Liability                  $  78,833           $  14,331
                                             ----------------------------------


The amount of federal net operating loss carryforward available to offset future taxable income aggregated approximately $5.6 million at December 31, 1996 and expires between 2003 and 2011. The amount of state net operating loss carryforward available to offset future taxable income aggregated approximately $203 million at December 31, 1996 and expires between 1997 and 2011. At December 31, 1996, USM had $24.5 million of federal alternative minimum tax credit carryforward available to offset regular income tax payable in future years.

A valuation allowance has been provided when it is more likely than not that some portion of the deferred tax asset will not be realized. During 1996, the valuation allowance decreased $7.0 million primarily due to USM's 1996 net taxable income.

10. RELATED PARTIES

USM is billed for all services it receives from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to USM and on allocations of common expenses. Such allocations are based on the relationship of USM's assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable. Billings to USM from TDS amounted to $28.1 million in 1996, $26.1 million in 1995 and $22.1 million in 1994. Management believes that all expenses and costs applicable to USM are reflected in the accompanying financial statements on a basis which is representative of what they would have been if USM operated on a stand-alone basis.

All markets managed by USM are billed for services they receive from USM. Such billings are based on expenses specifically identified to each market and on allocations of common expenses. Such allocations are primarily based on the relationships of each market's assets and revenues to the total assets and revenues of all the markets managed by USM. Management believes that all expenses and costs applicable to each market are representative of what they would have been if each managed market operated on a stand-alone basis.

Interest income primarily includes interest on loans to managed unconsolidated markets used to fund these markets' ongoing construction and operating expenses. Interest income from these markets amounted to $1.9 million in 1996 and 1994, and $1.8 million in 1995.

USM has a Cash Management Agreement with TDS under which USM may from time to time deposit its excess cash with TDS for investment under TDS's cash management program. Deposits made under the agreement are available to USM on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. Interest income was $4.8 million and $701,000 in 1996 and 1995, respectively.

See Note 2 - Acquisitions and Divestitures, Transfer of Minority Interests to the Company from TDS for a discussion of a transfer of investment interests between the Company and TDS.

11. GAIN ON SALE OF CELLULAR AND OTHER INVESTMENTS

The gains in 1996 primarily reflect gains recorded on the sales of the Company's majority interests in eight markets and a minority interest in two markets, on cash received in an exchange of markets with another cellular operator and on cash received from the settlement of two separate legal matters.

The gains recorded in 1995 reflect the sales and exchanges of minority- and majority-owned cellular interests and the sale of certain marketable equity securities as follows: (a) USM sold a majority interest in six markets for $115.3 million in cash. A pretax gain of $64.6 million was recognized on the sales; (b) USM sold its minority interests in six markets for $14.0 million in cash and notes receivable. A pretax gain of $11.1 million was recognized on the sales; (c) USM received cash proceeds totaling $5.5 million in an exchange of cellular markets, recognizing a pretax gain of $5.3 million; and (d) the Company sold all of its marketable equity securities for $20.7 million in cash. A pretax gain of $2.5 million was recognized on the sale, representing the excess of the fair market value over the cost basis of the securities.

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

12. LEASE COMMITMENTS

USM and certain of its majority-owned partnerships and subsidiaries lease certain office and cell site locations under operating leases. Future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 1996 are as follows:

                                                               Minimum
                                                            Future Rentals
                                                      ------------------------
                                                        (Dollars in thousands)
1997                                                         $ 9,917
1998                                                           7,922
1999                                                           6,280
2000                                                           4,857
2001                                                           3,836
Thereafter                                                    23,223
                                                      ------------------------
                                                             $56,035
                                                      ------------------------


Rent expense totaled $12.4 million in 1996, $9.8 million in 1995 and $6.4 million in 1994.

13. COMMITMENTS AND CONTINGENCIES

The partnerships and corporations in which USM is a partner or shareholder are in various stages of development. USM expects to spend approximately $300 million during 1997 primarily for new cell sites to expand and enhance the Company's coverage in its service areas and for the enhancement of the Company's office systems. Under the terms of certain partnership and shareholder agreements, USM may be committed to funding other partners' or shareholders' portions of construction and other costs, if sufficient financing is not available to the individual entities. USM does not expect such individual financing shortfalls to be material.

From time to time USM may acquire attractive markets to maximize its clustering strategy. See Note 2 - Acquisitions and Divestitures for a discussion of pending acquisitions and divestitures.

14. INVESTMENTS IN CELLULAR ENTITIES

Investments in cellular entities consist of amounts invested in cellular entities in which USM holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

                                                      December 31,
                                             ----------------------------
                                                  1996          1995
                                             ----------------------------
                                                 (Dollars in thousands)
Equity method investments:
 Capital contributions,
  loans and advances                         $  93,209      $  65,402
 Cumulative share of income                    172,974        121,456
 Cumulative share of distributions             (88,862)       (63,017)
                                             ----------------------------
                                               177,321        123,841
Cost method investments:
 Capital contributions, net
 of partnership distributions                    9,470         10,580
                                             ----------------------------
Total investment in
 nonconsolidated entities                    $ 186,791      $ 134,421
                                             ----------------------------


As of December 31, 1996, USM followed the equity method of accounting for minority interests in markets managed by USM and for certain markets managed by others. This method recognizes, on a current basis, USM's proportionate share of the incomes and losses accruing to it under the terms of the respective partnership and shareholder agreements.

As of December 31, 1996, USM follows the cost method of accounting for its investments in certain markets managed by others. It is not practicable to estimate the fair value of USM's investments accounted for using the cost method due to the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The $9.5 million and $10.6 million carrying amounts at December 31, 1996, and 1995, respectively, represent primarily the original amounts invested, which management believes are not impaired.

The following summarizes the unaudited balance sheets and results of operations of the cellular system partnerships in which USM's investments are accounted for by the equity method:

                                                       December 31,
                                                  1996           1995
                                            ------------------------------
                                               (Dollars in thousands)
Assets
 Current                                    $  249,077     $  206,548
 Due from affiliates                             6,165         24,459
 Property and other                          1,000,537        835,320
                                            ------------------------------
                                            $1,255,779     $1,066,327
                                            ------------------------------
                                            ------------------------------
Liabilities and Partners' capital
 Current liabilities                        $  226,606     $  204,512
 Due to affiliates                              20,614         29,687
 Deferred credits                                  791            727
 Long-term debt                                 16,144         15,072
 Partners' capital                             991,624        816,329
                                            ------------------------------
                                            $1,255,779     $1,066,327
                                            ------------------------------
                                            ------------------------------


                                        Year Ended December 31,
                              ---------------------------------------------
                                   1996           1995           1994
                              ---------------------------------------------
                                        (Dollars in thousands)
Results of Operations
Revenues                     $1,269,835     $1,078,413     $  846,377
Costs and
 expenses                       859,026        730,873        613,235
Other income                        832          1,418          1,654
                              ---------------------------------------------
Net income                   $  411,641     $  348,958     $  234,796
                              ---------------------------------------------


USM owns a 5.5% interest in the Los Angeles SMSA Limited Partnership (the "Partnership"). In November 1993, a class action complaint was filed on behalf of cellular customers in Orange County Superior Court naming, among others, the Partnership. These complaints allege certain facts, including a similarity in the pricing structures of the two defendant cellular carriers, which plaintiffs contend are circumstantial evidence that the Partnership and Los Angeles Cellular Telephone Company conspired to fix the prices of retail and wholesale cellular radio services in the Los Angeles market. The complaint seeks damages for the class "in a sum in excess of $100,000,000." A similar agent case was settled for an immaterial amount. Trial has been set for July 7, 1997. The Partnership does not believe that this proceeding will have a material adverse effect on the Partnership's financial position or results of operations.

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

16. SUBSEQUENT EVENT

EXCHANGE OF MARKETS WITH ANOTHER CELLULAR OPERATOR. In February 1997, USM entered into an exchange agreement with BellSouth Corporation, pursuant to which USM will receive controlling interests in 12 contiguous markets adjacent to its Iowa and Wisconsin/Illinois clusters. In exchange, USM will divest its controlling interests in ten markets and investment interests in 13 markets and cash. USM will receive controlling interests representing approximately 3.9 million pops in the transaction, and will divest controlling interests representing 1.9 million pops and investment interests representing approximately 1.4 million pops. The transaction is subject to various regulatory and other approvals.

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF UNITED STATES CELLULAR CORPORATION:

We have audited the accompanying consolidated balance sheets of United States Cellular Corporation (a Delaware corporation and an 80.6%-owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of the Los Angeles SMSA, Baton Rouge MSA and Nashville/Clarksville MSA limited partnerships. The Company's investment in these partnerships is reflected in the accompanying consolidated financial statements using the equity method of accounting. The investment in these limited partnerships represented $103,671,000 and $73,396,000 (or 5.0% and 3.9%) of total consolidated assets at December 31, 1996 and 1995, respectively, and the equity in their income represents $34,145,000, $29,084,000 and $21,189,000 for the years ended December 31, 1996, 1995 and 1994, respectively, and is included in the consolidated net income. The summarized financial information contained in Note 14 of the Notes to Consolidated Financial Statements includes financial information for the aforementioned partnerships. The financial statements of those limited partnerships were audited by other auditors whose reports have been furnished to us and our opinion, inso far as it relates to the amounts included for those limited partnerships, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United States Cellular Corporation and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/Arthur Andersen LLP

Chicago, Illinois
January 29, 1997
(EXCEPT WITH RESPECT TO THE MATTER DISCUSSED IN NOTE 16, AS TO WHICH THE DATE IS FEBRUARY 4, 1997)


SELECTED CONSOLIDATED FINANCIAL DATA

                                                                          Year Ended or at December 31,
                                                        1996           1995           1994           1993           1992
                                                                 (Dollars in thousands, except per share amounts)
OPERATING DATA
Service Revenues                                  $  690,434     $  476,634     $  318,649     $  203,800     $  130,666
Equipment Sales                                       17,386         15,761         13,755         10,510          9,263
Operating Income (Loss) Before Minority Share         87,366         42,755         17,385         (8,656)       (12,705)
Minority share of operating income                   (13,743)        (7,902)        (5,152)        (3,496)        (2,615)
Operating Income (Loss)                               73,623         34,853         12,233        (12,152)       (15,320)
Investment income, net of related
  amortization expense                                50,127         38,744         25,627         16,005         11,859
Gain on sale of cellular and other investments       132,718         83,494          3,321          4,851         31,396
Income (Loss) Before Income Taxes                    241,569        132,234         21,310        (22,749)         8,181
Net Income (Loss)                                 $  129,929     $   99,742     $   16,393     $  (25,441)    $    6,194
Pretax Profit (Loss) on Service Revenues                35.0%          27.7%           6.7%         (11.2%)          6.3%
Weighted Average Common and
  Series A Common Shares (000s)                       86,041         84,023         79,514         57,152         57,778
Earnings Per Common and
  Series A Common Share
  Net Income (Loss)                               $     1.51     $     1.19     $      .21    $     (.45)     $      .11
Effective Income Tax Rate                               46.2%          24.6%          23.1%          11.8%          24.3%


BALANCE SHEET DATA
Working Capital                                   $  (17,835)    $  (25,323)    $  (33,813)    $  (28,386)    $  (17,827)
Property, Plant and Equipment, net                   650,754        530,027        368,181        246,414        158,948
Investments -
  Cellular partnerships                              186,791        134,421         99,495         90,104         86,406
  Licenses, net of accumulated amortization        1,044,141      1,035,846        947,399        824,491        547,171
  Marketable equity securities                            --             --         20,145         17,584         18,210
Total Assets                                       2,085,899      1,880,144      1,534,787      1,245,396        855,579
Vendor Financing, excluding current portion           80,589         98,656         57,691         51,130         56,645
6% Zero Coupon Convertible Debentures                250,107        235,750             --             --             --
Revolving Credit Agreement-TDS                            --             --        232,954        141,524        265,766
Redeemable Preferred Stock,
  excluding current portion                               --             --          9,597         18,828         19,690
Common Shareholders' Equity                       $1,476,202     $1,329,454     $1,093,967     $  940,128     $  450,984
Current Ratio                                            .88            .84            .66            .62            .64
Return on Equity                                        9.26%          8.23%          1.61%         (3.66%)         1.53%



SHAREOWNERS' INFORMATION

UNITED STATES CELLULAR STOCK AND DIVIDEND INFORMATION

The Company's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of February 28, 1997, the Company's Common Shares were held by 573 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

The high and low sales prices of the Common Shares as reported by the American Stock Exchange were as follows:

Calendar Period                           Common Shares
                                  ----------------------------
                                    High                 Low
                                  ----------------------------
1996
First Quarter                      $37.38              $31.63
Second Quarter                      35.63               30.75
Third Quarter                       31.63               28.13
Fourth Quarter                      30.38               26.88

1995
First Quarter                      $33.38              $29.50
Second Quarter                      30.50               27.75
Third Quarter                       36.50               29.00
Fourth Quarter                      36.38               32.88

The Company has not paid any cash dividends and currently intends to retain all earnings for use in the Company's business. In addition, the Revolving Credit Agreement with TDS prohibits the payment of dividends on the Company's Common Shares and Series A Common Shares, except to the extent of one-half of the cumulative consolidated net income, $84 million, of the Company for the period after July 1, 1989.

                                          49