Form 10-K, Exhibit 13
period 1997-12-31
UNITED STATES CELLULAR CORP
filed 1998-03-27
CIK 821130

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

    United States Cellular Corporation (the "Company"--AMEX symbol: USM) owns, operates and invests in cellular markets throughout the United States. USM is an 81.1%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS"). See "Proposed TDS Corporate Restructuring" for further information on TDS's ownership of USM.

    USM owned either majority or minority cellular interests in 192 markets at December 31, 1997, representing 26,179,000 population equivalents ("pops"). USM included the operations of 134 majority-owned and managed cellular markets, representing 22.6 million pops, in consolidated operations ("consolidated markets") as of December 31, 1997. Minority interests in 51 markets, representing 3.5 million pops, were accounted for using the equity method and were included in investment income at that date. All other interests, representing less than 100,000 pops in the aggregate, were accounted for using the cost method. Following is a table of summarized operating data for USM's consolidated operations.

                                                  YEAR ENDED OR AT DECEMBER 31,
                                               ------------------------------------
                                                  1997         1996          1995
                                               ----------   ----------     --------
Total market population (in thousands)(1)....      24,034       21,712       22,309
Customers....................................   1,710,000    1,073,000      710,000
Market penetration...........................        7.11%        4.94%        3.18%
Markets in operation.........................         134          131          137
Cell sites in service........................       1,748        1,328        1,116
Average monthly revenue per customer.........  $    54.18   $    63.69(2)  $  70.64(2)
Churn rate per month.........................         1.9%         1.9%         2.1%
Marketing cost per net customer addition.....  $      528   $      505(2)  $    515(2)
                                               ----------   ----------     --------

------------------------

(1) Calculated using the respective Donnelley Marketing Service estimates for each year (Claritas for 1997).

(2) Recomputed to show the effect of change in current year presentation of certain revenues and expenses.

    The Company's operating income for 1997 and 1996, which includes 100% of the revenues and expenses of its consolidated markets plus its corporate office operations, primarily reflects improvement in the Company's overall operations compared to 1996 and 1995. The improvements resulted from growth in the Company's customer base and revenues in each year, coupled with increasing economies of scale in both years. Operating revenues, driven by increases in customers served, rose $196.9 million, or 29%, in 1997 and $199.8 million, or 42%, in 1996. Operating expenses rose $154.7 million, or 26%, in 1997 and $155.1 million, or 35%, in 1996. Operating cash flow (operating income before minority share plus depreciation and amortization expense) increased $65.7 million, or 33%, in 1997 and $64.0 million, or 48%, in 1996.

    Beginning on January 1, 1997, the Company changed its income statement presentation of certain credits given to customers on their monthly bills. Customer incentive programs which result in either new or current customers receiving free or reduced-price airtime or access are now reported as a reduction of local retail revenue. Prior to January 1, 1997, the Company reported the foregone revenues resulting from these incentive programs as marketing and selling expense (for new customers) and general and administrative expense (for current customers). Amounts in the currently affected revenue and expense categories have been reclassified for previous years, including the 1996 and 1995 information provided throughout this Annual Report. Operating income and net income are not affected by this change.

    Investment and other income decreased $83.5 million, or 44%, to $107.6 million in 1997, due primarily to the decrease of $102.4 million in gains on the sales of cellular interests. Investment and other income increased $66.4 million, or 53%, in 1996, due primarily to the increase of $49.2 million in gains on the sales of cellular and other investments. Interest expense increased $6.3 million, or 27%, in 1997 and decreased $4.2 million, or 15%, in 1996. Income tax expense decreased $27.7 million to $83.9 million in 1997, as improved operating results were more than offset by decreased gains on the sales of cellular and other investments. Income tax expense increased $79.1 million in 1996, primarily due to the increase in gains on the sales of cellular and other investments.

    Net income totaled $111.5 million in 1997, a decrease of $18.4 million, or 14%, from 1996, and totaled $129.9 million in 1996, an increase of $30.2 million, or 30%, over 1995. In all three years, net income included gains on sales of cellular and other investments. A summary of the after-tax effects of these gains on net income and earnings per share-diluted is shown on the next page.

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                    1997        1996       1995
                                                                                 ----------  ----------  ---------
                                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                                          SHARE AMOUNTS)
Net income before after-tax effects of gains...................................  $   95,302  $   62,504  $  43,918
Add: After-tax effects of gains................................................      16,237      67,425     55,824
                                                                                 ----------  ----------  ---------
Net income as reported.........................................................  $  111,539  $  129,929  $  99,742
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------
Earnings per share before after-tax effects of gains...........................  $     1.10  $      .73  $     .52
Add: After-tax effects of gains................................................         .19         .78        .67
                                                                                 ----------  ----------  ---------
Earnings per share--diluted....................................................  $     1.29  $     1.51  $    1.19
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------

OPERATING REVENUES

    OPERATING REVENUES totaled $877.0 million in 1997, up $196.9 million, or 29%, over 1996. Operating revenues totaled $680.1 million in 1996, up $199.8 million, or 42%, over 1995. As explained previously, operating revenues for 1996 and 1995 have been reclassified to conform to current period presentation of customer incentive program credits.

    SERVICE REVENUES primarily consist of: (i) charges for access, airtime and value-added services provided to the Company's local retail customers who use the local systems operated by the Company ("local retail"); (ii) charges to customers of other systems who use the Company's cellular systems when roaming ("inbound roaming"); and (iii) charges for long-distance calls made on the Company's systems. Service revenues totaled $853.0 million in 1997, up $190.3 million, or 29%, over 1996. Service revenues totaled $662.7 million in 1996, up $198.1 million, or 43%, over 1995. The increases in both years were primarily due to the growing number of local retail customers and the growth in inbound roaming revenue. The reclassification of customer bill credits reduced service revenues from what would have been reported by $49.0 million, or 5%, in 1997, and from what was reported by $27.8 million, or 4%, in 1996 and $12.1 million, or 3%, in 1995.

    Average monthly service revenue per customer totaled $54.18 in 1997, $63.69 in 1996 and $70.64 in 1995, representing declines of 15% in 1997 and 10% in 1996. The decrease in average monthly service revenue per customer in both years resulted from a decrease in average revenue per minute of use from both local retail customers and inbound roamers. Also contributing was slower growth in inbound roaming minutes of use when compared to the growth in the Company's customer base. The reclassification of customer bill credits reduced average monthly service revenue per customer from what would have been reported by $3.11, or 5%, in 1997, and from what was reported by $2.67, or 4%, in 1996 and $1.84, or 3%, in 1995.

    Competitive pressures and the Company's increasing use of pricing and other incentive programs that encourage weekend and off-peak usage at reduced rates, in order to stimulate overall usage, plus increasing amounts of bill credits given to new and current customers as incentives to become or remain the Company's customers, resulted in decreases in average local retail revenue per minute of use during both 1997 and 1996. The Company's average inbound roaming revenue per minute of use also decreased during both 1997 and 1996, in line with the ongoing trend toward reduced per minute prices for roaming negotiated between the Company and other cellular operators. Also, the Company believes that its customer base is growing faster than that of the cellular industry as a whole, which has a dilutive effect on inbound roaming revenue per customer. Inbound roaming minutes of use have been growing at a slower rate than the Company's customer base (27% and 38% growth in inbound roaming minutes in 1997 and 1996, respectively, compared to 59% and 51% growth in the Company's customer base).

    LOCAL RETAIL REVENUE increased $153.8 million, or 37%, in 1997 and $137.4 million, or 50%, in 1996. Growth in the Company's customer base was the primary reason for the increases in local retail revenue in both years. The number of customers increased 59% to 1,710,000 at December 31, 1997, and increased 51% to 1,073,000 at December 31, 1996. The Company added 442,000 net new customers from its marketing channels in 1997 compared to 365,000 in 1996. Management anticipates that the growth rate in the Company's customer base will be lower in the future, primarily as a result of an increase in the number of competitors in its markets. The reclassification of customer bill credits reduced local retail revenue from what would have been reported by $49.0 million, or 8%, in 1997, and from what was reported by $27.8 million, or 6%, in 1996 and $12.1 million, or 4%, in 1995.

    Average monthly local retail revenue per customer declined to $36.11 in 1997 from $39.87 in 1996 and $42.19 in 1995. Monthly local retail minutes of use per customer decreased 4% to 103 in 1997, and increased 13% to 107 in 1996. Average revenue per minute of use decreased in both years as a result of the pricing and other incentive programs stated previously. Average local retail revenue per minute totaled $.35 in 1997 compared to $.37 in 1996 and $.44 in 1995. The decrease in average monthly local retail revenue per customer is part of an industry-wide trend and is believed to be related to the tendency of the early customers in a market to be the heaviest users during peak business hours. It also reflects the increasing level of competition for wireless services and the Company's and the industry's continued penetration of the consumer market, which tends to include fewer peak business hour-usage customers. The reclassification of customer bill credits reduced average monthly local retail revenue per customer from what would have been reported by $3.11, or 8%, in 1997, and from what was reported by $2.67, or 6%, in 1996 and $1.84, or 4%, in 1995.

    INBOUND ROAMING REVENUE increased $24.2 million, or 13%, in 1997 and $45.3 million, or 31%, in 1996. Both the 1997 and 1996 increases were attributable to the respective 27% and 38% increases in the number of minutes used by customers from other wireless systems when roaming in the Company's service areas. Also contributing were the increased number of cell sites within the Company's service areas. These effects were offset somewhat by the decrease in average revenue per minute due to the downward trend in negotiated rates. Average inbound roaming revenue per minute totaled $.83 in 1997, $.92 in 1996 and $.99 in 1995. Monthly inbound roaming revenue per Company customer averaged $13.81 in 1997, $18.58 in 1996 and $22.51 in 1995. The decreases in monthly inbound roaming revenue per Company customer are related to both the decreases in inbound roaming revenue per minute and the faster increases in the Company's customer base as compared to the growth in inbound roaming minutes of use.

    LONG-DISTANCE REVENUE increased $12.0 million, or 23%, in 1997 and $17.3 million, or 49%, in 1996 as the volume of long-distance calls billed by the Company increased. Monthly long-distance revenue per customer averaged $4.10 in 1997, $5.05 in 1996 and $5.36 in 1995. The decrease in monthly long-distance revenue per customer is primarily due to the dilution of the portion of long-distance revenue that comes from inbound roaming customers. In a manner similar to inbound roaming revenue, this revenue is not growing as fast as the Company's customer base.

    EQUIPMENT SALES REVENUES increased $6.6 million, or 38%, in 1997 and $1.6 million, or 10%, in 1996. Equipment sales reflect the sale of 587,000, 449,000 and 296,000 cellular telephone units in 1997, 1996 and 1995, respectively, plus installation and accessories revenue. The average revenue per unit was $41 in 1997, $39 in 1996 and $53 in 1995. The average revenue per unit in all years is significantly less than the Company's cost per unit, which partially reflects the Company's decision to reduce sales prices on cellular telephones to stimulate growth in the number of customers, to maintain its market position and to meet competitive prices as well as to pass through reduced manufacturers' prices to customers. Also, the Company uses promotions which are based on increased equipment discounting. The success of these promotions has led to both an increase in units sold and a general decline in average equipment sales revenue per unit over the last several years.

OPERATING EXPENSES

    OPERATING EXPENSES totaled $747.4 million in 1997, up $154.7 million, or 26%, over 1996. Operating expenses totaled $592.7 million in 1996, up $155.1 million, or 35%, over 1995. As explained previously, operating expenses for 1996 and 1995 have been reclassified to conform to current period presentation of customer incentive program credits. The reclassification of customer bill credits reduced operating expenses from what would have been reported by $49.0 million, or 6%, in 1997, and from what was reported by $27.8 million, or 4%, in 1996 and $12.1 million, or 3%, in 1995.

    SYSTEM OPERATIONS EXPENSES increased $35.8 million, or 30%, in 1997 and $46.9 million, or 67%, in 1996. These increases were primarily due to increases in customer usage expenses and costs associated with serving the Company's increased number of customers, which include the costs of roaming fraud, and the growing number of cell sites within the Company's systems. In 1997, the Company significantly reduced its expenses related to roaming fraud, resulting in a decline in the percentage increase in total system operations expenses during the year. In total, system operations costs are expected to continue to increase as the number of customers using and the number of cell sites within the Company's systems grows.

    Customer usage expenses represent charges from other telecommunications service providers for the Company's customers' use of their facilities as well as for the Company's inbound roaming traffic on these facilities. Also included are costs related to local interconnection to the landline network, toll charges and expenses incurred by the Company when its customers use systems other than their local systems ("outbound roaming"). These expenses are offset somewhat by amounts the Company bills to its customers for outbound roaming.

    Customer usage expenses increased $24.3 million, or 32%, in 1997 and $40.4 million, or 116%, in 1996. The increase in 1997 is primarily due to the increase in net outbound roaming expense, which has resulted from the Company offering its customers increasingly larger service footprints in which their calls are billed at local rates. In certain cases these service areas include other operators' service areas. The Company pays roaming rates to the other carriers for calls the Company's customers make in these areas, while charging those customers a local rate which is usually lower than the roaming rate. Also contributing to the increase in 1997 were costs related to the increase in minutes used on the Company's systems, partially offset by the reduction in costs related to fraudulent use of the Company's customers' cellular telephone numbers. The increase in 1996 is due to both an increase in net outbound roaming expense and an increase in fraud-related costs. These fraud-related costs totaled $6.5 million in 1997, $18.0 million in 1996 and $4.1 million in 1995. The Company continues to implement procedures in its markets to combat this fraud, which is primarily related to roaming usage. Customer usage expenses represented 12% of service revenues in 1997, 11% in 1996 and 7% in 1995.

    Maintenance, utility and cell site expenses increased $11.5 million, or 27%, in 1997, and $6.5 million, or 18%, in 1996. The increases primarily reflect an increase in the number of cell sites in the Company's systems each year, to 1,748 in 1997 from 1,328 in 1996 and 1,116 in 1995. Monthly maintenance, utility and cell site expenses totaled $2,900, $2,866 and $3,107 per average cell site in 1997, 1996 and 1995, respectively.

    MARKETING AND SELLING EXPENSES increased $47.4 million, or 37%, in 1997 and $35.5 million, or 39%, in 1996. Marketing and selling expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent expenses; local advertising and public relations expenses. The 1997 increase was primarily due to a 33% rise in the number of gross customer activations (excluding acquisitions and divestitures), to 746,000 in 1997 from 563,000 in 1996. Also in 1997, the Company increased its advertising expenses, particularly brand advertising, to promote the United States Cellular-Registered Trademark-brand. The 1996 increase was primarily due to a 44% rise in the number of gross customer activations (excluding acquisitions and divestitures), to 563,000 in 1996 from 392,000 in 1995. Cost per gross customer activation, including losses on equipment sales, decreased to $313 in 1997 from $327 in 1996 and $335 in 1995. While cost per gross customer activation in total decreased in 1997 and 1996, the percentage of cost per gross customer activation attributable to marketing and selling expenses increased to 75% in 1997 from 69% in 1996 and 70% in 1995. The percentage increase from 1996 to 1997 is primarily due to the additional advertising expenses coupled with decreased losses on equipment sales due to lower per unit manufacturer equipment prices. The reclassification of customer bill credits reduced cost per gross addition from what would have been reported by $52, or 14%, in 1997, and from what was reported by $40, or 11%, in 1996 and $26, or 7%, in 1995; in total, the reclassification reduced marketing and selling expenses from what would have been reported by $38.6 million, or 18%, in 1997, and from what was reported by $22.3 million, or 15%, in 1996 and $10.2 million, or 10%, in 1995.

    COST OF EQUIPMENT SOLD increased $8.3 million, or 11%, in 1997 and $19.1 million, or 35%, in 1996. The increase reflects the growth in unit sales related to the rise in gross customer activations made through the Company's direct and retail distribution channels, offset somewhat by falling manufacturer prices per unit. The average cost to the Company of a telephone unit sold, including accessories and installation, was $140 in 1997, $165 in 1996 and $186 in 1995.

    GENERAL AND ADMINISTRATIVE EXPENSES increased $39.7 million, or 24%, in 1997 and $34.2 million, or 26%, in 1996. These expenses include the costs of operating the Company's local business offices and its corporate expenses. The increases in both years include the effects of increases in expenses required to serve the growing customer base in existing markets and an expansion of both local administrative office and corporate staff, necessitated by growth in the Company's business. Employee-related expenses increased $19.4 million, or 26%, in 1997 and $15.6 million, or 27%, in 1996, primarily due to increases in the number of administrative employees in each year. Also, bad debt expense increased $8.0 million, or 46%, in 1997 and $5.0 million, or 40%, in 1996, primarily due to the Company's increased penetration of the consumer market. The Company is using an ongoing clustering strategy to combine local and customer service operations wherever feasible in order to gain operational efficiencies and reduce its per unit administrative expenses. Monthly general and administrative expenses per customer decreased to $12.99 in 1997 from $15.84 in 1996 and $19.85 in 1995. The reclassification of customer bill credits reduced general and administrative expenses from what would have been reported by $10.4 million, or 5%, in 1997, and from what was reported by $5.5 million, or 3%, in 1996 and $1.9 million, or 1%, in 1995.

    Operating cash flow increased $65.7 million, or 33%, to $261.9 million in 1997 and increased $64.0 million, or 48%, to $196.2 million in 1996. The improvements in both years were primarily due to substantial growth in customers and service revenues and the effects of improved operational efficiencies on cash operating expenses. Operating cash flow margins (as a percent of service revenues) were 30.7% in 1997, 29.6% in 1996 and 28.5% in 1995; had the reclassification of customer bill credits not been made, operating cash flow margins would have been 29.0% in 1997, 28.4% in 1996 and 27.7% in 1995.

    DEPRECIATION EXPENSE increased $23.0 million, or 31%, in 1997 and $17.3 million, or 30%, in 1996. The increase reflects rising average fixed asset balances, which increased 35% in 1997 and 34% in 1996.

Increased fixed asset balances primarily result from the increase in cell sites built to improve coverage and capacity in the Company's markets.

OPERATING INCOME BEFORE MINORITY SHARE

    OPERATING INCOME BEFORE MINORITY SHARE totaled $129.5 million in 1997, $87.4 million in 1996 and $42.8 million in 1995. The operating income margin was 15.2% in 1997, 13.2% in 1996 and 9.2% in 1995; had the reclassification of customer bill credits not been made, operating income margins would have been 14.4% in 1997, 12.7% in 1996 and 9.0% in 1995. The improvement in operating income and operating income margin reflects increased revenues resulting from growth in the number of customers served by the Company's systems and the effect of improved operational efficiencies on total operating expenses.

    The Company expects service revenues to continue to grow during 1998; however, management anticipates that average monthly revenue per customer will continue to decrease as local retail and inbound roaming revenue per minute of use decline and as the Company further penetrates the consumer market. Additionally, the Company expects expenses to increase during 1998 as it incurs costs associated with both customer growth and cell sites added.

    Management believes there exists a seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth, which may cause operating income to vary from quarter to quarter. Additionally, competitors licensed to provide personal communications services ("PCS") have initiated service in certain of the Company's markets over the past eighteen months. The Company expects PCS operators to complete initial deployment of PCS in portions of all of the Company's clusters by the end of 1998. The Company has increased its advertising, particularly brand advertising, in 1997 to promote the United States Cellular-Registered Trademark- brand and distinguish the Company's service from other wireless communications providers. The Company's management continues to monitor other wireless communications providers' strategies to determine what effects additional competition will have on the Company's future strategies and results. While the effects of additional wireless competition have slowed customer growth in certain of the Company's markets, the overall effect on the Company's total customer growth to date has not been material.

INVESTMENT AND OTHER INCOME

    INVESTMENT AND OTHER INCOME totaled $107.6 million in 1997, $191.1 million in 1996 and $124.7 million in 1995. Gain on sale of cellular and other investments totaled $30.3 million in 1997, reflecting gains recorded on the sales of the Company's majority interest in one market and minority interests in two other markets, and on cash received from the settlement of a legal matter. Gain on sale of cellular and other investments totaled $132.7 million in 1996, reflecting gains recorded on the sales of the Company's majority interests in eight markets and minority interests in two other markets, on cash received in an exchange of markets with another cellular operator and on cash received from the settlement of two separate legal matters. Gain on sale of cellular and other investments totaled $83.5 million in 1995, reflecting gains recorded on the sales of majority interests in six markets and minority interests in six markets, on cash received in an exchange of markets with another cellular operator and on the sale of certain marketable equity securities.

    INVESTMENT INCOME was $77.1 million in 1997 compared to $51.5 million in 1996 and $39.8 million in 1995. Investment income primarily represents the Company's share of net income from the markets managed by others that are accounted for by the equity method. Although investment income increased significantly in 1996 and 1997, future investment income will be negatively impacted by the completion of the exchange transaction with BellSouth Corporation ("BellSouth") and the divestitures of certain minority interests to AirTouch Communications ("AirTouch"). See "Financial Resources and Liquidity-- Acquisitions, Divestitures and Exchanges" for further discussions of these transactions.

INTEREST AND INCOME TAXES

    INTEREST EXPENSE totaled $29.4 million in 1997 compared to $23.1 million in 1996 and $27.3 million in 1995. Interest expense in 1997 is primarily related to Liquid Yield Option Notes ("LYONs") ($15.2 million); the Company's 7.25% notes (the "Notes") issued during the third quarter of 1997 ($6.3 million); borrowings under vendor financing agreements ($4.5 million); and borrowings under the Revolving Credit Agreement with TDS ($1.9 million). Interest expense in 1996 is primarily related to LYONs ($14.4 million) and borrowings under vendor financing agreements ($8.0 million). Interest expense in 1995 is primarily related to borrowings under the Revolving Credit Agreement with TDS ($10.4 million), borrowings under vendor financing agreements ($9.2 million) and LYONs ($7.4 million).

    In August 1997, the Company sold $250 million principal amount of 7.25% Notes under a shelf registration statement, priced to yield 7.33% to maturity. The Notes are unsecured and become due on August 15, 2007. Interest on the Notes is payable semi-annually on February 15 and August 15 of each year, commencing February 15, 1998. The Notes will be redeemable, in whole or in part, at the option of the Company at any time on or after August 15, 2004.

    The LYONs are zero coupon convertible debentures which accrete interest at 6% annually, but do not require current cash payments of interest. All accreted interest is added to the outstanding principal balance on June 15 and December 15 of each year.

    All borrowings under the vendor financing agreements were repaid in August 1997 with a portion of the proceeds from the Notes offering. Borrowings under the Revolving Credit Agreement with TDS were outstanding from April 1997 through August 1997, at which time all outstanding amounts were repaid with a portion of the proceeds from the Notes offering. Borrowings under the Revolving Credit Agreement with TDS were also outstanding from January 1995 through June 1995, at which time all outstanding amounts were repaid with a portion of the proceeds from the LYONs offering.

    INCOME TAX EXPENSE was $83.9 million in 1997, $111.6 million in 1996 and $32.5 million in 1995. In 1997, $14.1 million of income tax expense related to the gains on sales of cellular and other investments compared to $65.3 million in 1996 and $27.7 million in 1995. The effective tax rates were 43% in 1997, 46% in 1996 and 25% in 1995. The fluctuation in each year's effective tax rate is primarily due to the different amounts of gains on sales of cellular interests in each year; these gains are generally taxed at a higher rate than income from operations, due to the lower tax basis of certain interests sold which were originally acquired in tax-free transactions. In 1997, 1996 and 1995, state income taxes and gains on sales of cellular and other investments increased the effective rate above the statutory federal income tax rate. In 1995, this effect was offset by the effect of the valuation allowance on the deferred tax asset, which decreased the effective rate below the statutory rate.

    TDS and the Company are parties to a Tax Allocation Agreement, pursuant to which the Company is included in a consolidated federal income tax return with other members of the TDS consolidated group. For financial reporting purposes, the Company computes federal income taxes as if it were filing a separate return as its own affiliated group and was not included in the TDS group.

    Subject to the completion of the proposed TDS corporate restructuring, TDS intends to terminate certain intercompany agreements between TDS and the Company. See "Proposed TDS Corporate Restructuring" for further information on these intercompany agreements.

NET INCOME

    NET INCOME totaled $111.5 million in 1997, $129.9 million in 1996 and $99.7 million in 1995. EARNINGS PER SHARE-DILUTED was $1.29 in 1997, $1.51 in 1996 and $1.19 in 1995. Net income and earnings per share in all three years included gains on the sales of cellular and other investments. See Page 21 for a summary of the after-tax effects of gains on net income and earnings per share.

FINANCIAL RESOURCES AND LIQUIDITY

    The Company operates a capital- and marketing-intensive business. In recent years, the Company has generated operating cash flow and received cash proceeds from divestitures to fund most of its construction costs and substantially all of its operating expenses. The Company anticipates further substantial increases in cellular units in service, revenues and cell sites as it continues its growth strategy. Operating cash flow may fluctuate from quarter to quarter depending on the seasonality of each of these growth factors.

    CASH FLOWS FROM OPERATING ACTIVITIES provided $222.1 million in 1997, $137.5 million in 1996 and $115.9 million in 1995. Operating cash flow provided $261.9 million in 1997, $196.2 million in 1996 and $132.2 million in 1995. Cash flows from other operating activities (investment and other income, interest expense, changes in working capital and changes in other assets and liabilities) required cash investments totaling $39.8 million in 1997, $58.7 million in 1996 and $16.3 million in 1995.

    CASH FLOWS FROM FINANCING ACTIVITIES provided $135.9 million in 1997, required $11.2 million in 1996 and provided $19.3 million in 1995. In August 1997, the Notes offering provided $243.1 million in cash. A portion of the proceeds from the Notes offering was used to repay all outstanding borrowings under the Revolving Credit Agreement with TDS and under vendor financing agreements, aggregating $160.5 million. Repayments of borrowings under the vendor financing agreements earlier in 1997 totaled $13.7 million. In 1996, issuances of USM Common Shares, primarily to TDS, provided $10.5 million while repayments of debt under the vendor financing agreements required $21.5 million. In 1995, the sale of LYONs provided cash totaling $221.5 million and borrowings under the vendor financing agreements provided cash totaling $59.5 million. This cash was used to repay amounts owed under the Revolving Credit Agreement with TDS totaling $251.2 million and amounts owed under the vendor financing agreements totaling $13.4 million.

    CASH FLOWS FROM INVESTING ACTIVITIES required $358.5 million in 1997, $150.3 million in 1996 and $102.6 million in 1995. The company received net cash proceeds totaling $61.1 million in 1997, $213.0 million in 1996 and $151.1 million in 1995 related to the sales and exchanges of cellular interests. Cash distributions from cellular entities in which the Company has an interest provided $52.4 million in 1997, $23.5 million in 1996 and $8.7 million in 1995. Cash required for property, plant and equipment and system development expenditures totaled $318.7 million in 1997, financed primarily with internally generated cash and the proceeds from the Notes offering; $248.1 million in 1996, financed primarily with internally generated funds and proceeds from the sales of cellular interests; and $206.2 million in 1995, financed primarily with internally generated funds and proceeds from the LYONs offering. These expenditures primarily represent the construction of 331, 242 and 292 cell sites in 1997, 1996 and 1995, respectively, plus other plant additions and costs related to the development of the Company's office systems. Acquisitions required $128.8 million in 1997, $116.4 million in 1996 and $29.3 million in 1995.

    Anticipated capital requirements for 1998 primarily reflect the Company's construction and system expansion program. The Company's construction and system expansion budget for 1998 is approximately $330 million, primarily for new cell sites to expand and enhance the Company's coverage in its service areas and for the enhancement of the Company's office systems.

ACQUISITIONS, DIVESTITURES AND EXCHANGES

    The Company assesses its cellular holdings on an ongoing basis in order to maximize the benefits derived from clustering its markets. As the Company's clusters have grown, the Company's focus has shifted toward exchanges and divestitures of managed and investment interests. Over the past few years, the Company has completed exchanges of controlling interests in its less strategic markets for controlling interests in markets which better complement its clusters. The Company has also completed outright sales of other less strategic markets. The proceeds from these sales have been used to further the Company's growth.

    In 1997, the Company, or TDS for the benefit of the Company, purchased majority interests in two markets and several minority interests, representing approximately 534,000 pops. The total consideration paid for these purchases, primarily in the form of cash (including cash borrowed under the Revolving Credit Agreement with TDS) and USM Common Shares issued to TDS to reimburse TDS for the value of TDS Common Shares issued to third parties, totaled $81.4 million.

    Also in 1997, the Company completed an exchange with BellSouth. Pursuant to the exchange, USM received majority interests representing approximately 4.0 million pops in exchange for majority interests representing approximately 2.0 million pops, minority interests representing approximately 1.2 million pops and a net amount of $86.7 million in cash. The majority interests USM received are in 12 markets adjacent to its Iowa/Missouri and Wisconsin/Illinois/Indiana clusters.

    In 1996, the Company purchased majority interests in two markets and several minority interests, representing approximately 1.0 million pops, and received a majority interest in another market through an exchange with another cellular operator. The total consideration paid for these purchases, primarily in the form of cash and USM Common Shares issued to TDS to reimburse TDS for the value of TDS Common Shares issued to third parties, totaled $158.9 million. Included in these acquisitions are minority interests representing approximately 598,000 pops the Company acquired from TDS for $102.8 million in cash, pursuant to an agreement entered into in June 1996.

    In 1995, the Company purchased majority interests in 11 markets and several minority interests, representing approximately 1.7 million pops. The total consideration paid for these purchases, primarily in the form of cash and USM Common Shares issued or issuable to TDS to reimburse TDS for the value of TDS Common Shares issued and issuable and cash paid to third parties, totaled $151.0 million. The Company also acquired majority interests in 12 markets, representing approximately 2.0 million pops, as a result of six separate exchange transactions completed during 1995.

    In 1997, the Company sold a majority interest in one market and minority interests in two other markets, representing approximately 358,000 pops, for an aggregate consideration of $54.5 million in cash and receivables. The two minority interests involved interests the Company had previously acquired from TDS pursuant to the June 1996 agreement between the two companies. In the aggregate, the Company recorded a substantial book gain on the divestitures of the interests acquired from TDS.

    In 1996, the Company sold majority interests in eight markets and minority interests in two other markets, representing approximately 1.2 million pops, and divested a majority interest in another market through an exchange with another cellular operator. The Company received cash consideration totaling $187.8 million from these sales and from the exchange. The Company also settled two separate legal matters during 1996, receiving $30.3 million in cash from those transactions. In total, sales, exchanges and litigation settlements provided the Company with cash totaling $218.1 million in 1996.

    In 1995, the Company sold majority interests in six markets and minority interests in six markets, representing approximately 1.1 million pops. The Company received consideration consisting of cash and receivables totaling $128.2 million from these sales. The Company also divested majority interests in 10 markets, representing approximately 2.1 million pops, as a result of the exchange transactions completed during 1995.

    At December 31, 1997, the Company had entered into agreements to acquire a majority interest in one market and a minority interest in a market in which the Company owns a majority interest, representing approximately 410,000 pops, for $51.3 million in cash. If the majority interest is acquired as expected, the Company will subsequently sell that interest to BellSouth for cash.

    Also at December 31, 1997, the Company had entered into agreements with AirTouch to divest minority interests in nine markets, representing approximately 759,000 pops. In exchange, the agreements provided that the Company will receive approximately 4.0 million shares of AirTouch stock and cash totaling $54.2 million. In addition, the Company will receive approximately $27.0 million in cash from TDS pursuant to a contract right termination agreement entered into between the Company and TDS. This agreement is related to two interests which are to be sold directly by TDS to AirTouch and which were to be acquired by the Company as part of the June 1996 agreement between the Company and TDS. The contract right termination agreement will enable the Company to receive cash equal to the value of the gain the Company would have realized had it purchased the interests from TDS and sold them to AirTouch under terms similar to those in the agreement between TDS and AirTouch.

    Additionally, the Company has entered into an agreement to sell its minority interests in two other markets, representing approximately 176,000 pops, for $37.6 million in cash. The Company expects these pending transactions to be completed during the first half of 1998. The Company anticipates that it will record significant book gains on these divestitures when the transactions are completed.

LIQUIDITY

    The Company anticipates that the aggregate resources required for 1998 will include approximately $330 million for capital spending and approximately $51 million to complete pending acquisitions. The Company is generating substantial cash from its operations and anticipates financing its capital spending for 1998 primarily with internally generated cash. The Company had $14 million of cash and cash equivalents at December 31, 1997 and expects to receive approximately $119 million from pending divestitures and the contract right termination agreement during 1998.

    Additionally, in August 1997 the Company established a $500 million revolving credit facility with a group of banks. This seven-year facility replaces the Company's Revolving Credit Agreement with TDS as the Company's primary short-term borrowing facility. No borrowings have been made under the new credit facility through December 31, 1997.

    The Company filed a shelf registration statement in July 1997 covering $400 million of debt securities, and in August 1997 sold $250 million of Notes under such shelf registration statement. The remaining $150 million is available for future transactions.

    Management believes that the nature of the interest rate bases related to the Company's current and potential future debt financing sources do not subject the Company to material market risk exposures.

    Management believes that the Company's operating cash flows and sources of external financing, including the above-referenced revolving credit facility and shelf registration, provide substantial financial flexibility for the Company to meet both its short and long-term needs. The Company also currently has access to public and private capital markets to help meet its long-term financing needs. The Company anticipates issuing debt and equity securities only when capital requirements (including acquisitions), financial market conditions and other factors warrant.

    The Company has assessed and continues to assess the impact of the Year 2000 on its reporting systems and operations (the "Year 2000 Issue"), and is taking steps to make its systems Year 2000 compliant. The Year 2000 Issue exists because many computer systems and applications abbreviate dates by eliminating the first two digits of the year, assuming that these two digits will always be "19." Unless corrected, this shortcut is expected to cause problems beginning on January 1, 2000. On that date, some computer programs may recognize the date as January 1, 1900. This may cause systems to incorrectly process critical financial and operational information, or stop processing altogether. Additionally, computer applications may be affected before January 1, 2000, if calculations into the year 2000 are involved. The costs to date of addressing the Year 2000 Issue have not been material to the Company's results of operations or financial condition, and management believes that the costs to be incurred in the future will not be material to future results or financial condition. If management's steps are not successful in making the systems Year 2000 compliant, it could have a material adverse effect on results of operations.

PROPOSED TDS CORPORATE RESTRUCTURING

    In December 1997, the Company received a proposal from TDS to acquire all of the issued and outstanding Common Shares of USM not already owned by TDS. The offer was made in connection with, and is subject to TDS shareholder approval of and the effectiveness of, TDS's proposed corporate restructuring. The Board of Directors of TDS (the "TDS Board") has adopted a proposal which, if approved by TDS shareholders and implemented by the TDS Board, would authorize the TDS Board to issue three new classes of common stock and change the state of incorporation of TDS from Iowa to Delaware (the "Tracking Stock Proposal"). The three new classes of stock are intended to separately reflect the performance of TDS's cellular telephone, landline telephone and personal communications services businesses ("Tracking Stocks").

    Under the Tracking Stock Proposal, one of the three new classes of common stock created by TDS would be designated as United States Cellular Group Common Shares (the "Cellular Group Shares"). The Cellular Group Shares, when issued, are intended to reflect the separate performance of the United States Cellular Group (the "Cellular Group"), which consists of TDS's interest in United States Cellular Corporation.

    Subject to the approval of the Tracking Stock Proposal by TDS shareholders, TDS intends to, among other things, issue Cellular Group Shares in exchange for all of the Common Shares of the Company which are not currently owned by TDS, subject to approval by the Company's board of directors and shareholders.

    In January 1998, the Company's Board of Directors created a special committee of the Board (the "Special Committee") to review the proposal from TDS. The Special Committee, consisting of one independent director of the Company, has engaged a financial advisor and legal advisor to assist in reviewing the proposal. The Special Committee will consider how the Company should respond to the TDS proposal, take the steps it deems appropriate to respond to the TDS proposal and, at such time as it considers it appropriate, report its recommendations to the Company's Board of Directors.

    Subsequent to TDS shareholder approval of the Tracking Stock Proposal, TDS intends to terminate certain inter-company agreements between TDS and the Company. Thereafter, all of the policies between TDS and the Company would be determined solely by methods that TDS management believes to be reasonable. Many of such policies would continue the arrangements which presently exist between TDS and the Company pursuant to the intercompany agreements, but TDS would have no contractual obligation to continue such policies after the intercompany agreements have been terminated. The TDS Board currently intends to retain future earnings, if any, for the development of the business of the Cellular Group and does not anticipate paying dividends on the Cellular Group Shares in the foreseeable future.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE-HARBOR CAUTIONARY
  STATEMENT

    This Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties; therefore, actual results may differ materially. The Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

    Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which the Company operates; advances in telecommunications technology; changes in the telecommunications regulatory environment;

pending and future litigation; availability of future financing; start-up of PCS operations; and unanticipated changes in growth in cellular customers, penetration rates, churn rates and the mix of products and services offered in the Company's markets. Readers should evaluate any statements in light of these important factors.

CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)

                                                                                   QUARTER ENDED
                                                                   ----------------------------------------------
                                                                    MARCH 31    JUNE 30     SEPT. 30    DEC. 31
                                                                   ----------  ----------  ----------  ----------
                                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                      AMOUNTS)
1997
Revenues.........................................................  $  184,584  $  217,579  $  231,959  $  242,843
Operating Income Before Minority Share...........................      23,445      42,154      44,912      19,032
Gain on Sale of Cellular and Other Investments...................      --           8,237       5,208      16,873
Net Income.......................................................      18,468      31,692      36,222      25,157
  From Operations................................................      18,468      28,781      32,014      16,039
  From Gains.....................................................  $   --      $    2,911  $    4,208  $    9,118
Weighted Average Common and Series A Common Shares (000s)........      86,148      86,177      86,203      86,858
Earnings Per Common and Series A Common
  Share-Basic....................................................  $      .21  $      .37  $      .42  $      .29
Earnings Per Common and Series A Common Share-Diluted Total......         .21         .37         .42         .29
  From Operations................................................         .21         .33         .37         .18
  From Gains.....................................................  $   --      $      .04  $      .05  $      .11

1996
Revenues.........................................................  $  143,642  $  169,470  $  180,219  $  186,737
Operating Income Before Minority Share...........................      11,822      30,021      33,094      12,429
Gain on Sale of Cellular and Other Investments...................      38,691      86,305       7,797         (75)
Net Income.......................................................      29,387      63,055      26,140      11,347
  From Operations................................................       8,547      19,694      23,899      10,364
  From Gains.....................................................  $   20,840  $   43,361  $    2,241  $      983
Weighted Average Common and Series A Common Shares (000s)........      84,910      86,085      86,092      86,098
Earnings Per Common and Series A Common
  Share-Basic....................................................  $      .35  $      .73  $      .30  $      .13
Earnings Per Common and Series A Common Share-Diluted Total......         .34         .73         .30         .13
  From Operations................................................         .10         .23         .28         .12
  From Gains.....................................................  $      .24  $      .50  $      .02  $      .01

------------------------

Note: Certain 1996 amounts were reclassified for current year presentation.

    Net Income for 1997 and 1996 included significant gains from the sales of cellular and other investments. The table above summarizes the effect of the gains on Net Income and Earnings per Common and Series A Common Share-Diluted.

    Management believes there exists a seasonality at the Company in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth. This seasonality may cause operating income to vary from quarter to quarter.

                       UNITED STATES CELLULAR CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1997        1996        1995
                                                                               ----------  ----------  ----------
                                                                               (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                                         SHARE AMOUNTS)

OPERATING REVENUES
  Service....................................................................  $  852,991  $  662,681  $  464,555
  Equipment sales............................................................      23,974      17,387      15,761
                                                                               ----------  ----------  ----------
    Total Operating Revenues.................................................     876,965     680,068     480,316
                                                                               ----------  ----------  ----------
OPERATING EXPENSES
  System operations..........................................................     153,137     117,368      70,442
  Marketing and selling......................................................     175,117     127,689      92,180
  Cost of equipment sold.....................................................      82,302      74,023      54,948
  General and administrative.................................................     204,487     164,783     130,533
  Depreciation...............................................................      97,591      74,631      57,302
  Amortization of intangibles................................................      34,788      34,208      32,156
                                                                               ----------  ----------  ----------
    Total Operating Expenses.................................................     747,422     592,702     437,561
                                                                               ----------  ----------  ----------
OPERATING INCOME BEFORE MINORITY SHARE.......................................     129,543      87,366      42,755
Minority share of operating income...........................................     (12,298)    (13,743)     (7,902)
                                                                               ----------  ----------  ----------
OPERATING INCOME.............................................................     117,245      73,623      34,853
                                                                               ----------  ----------  ----------
INVESTMENT AND OTHER INCOME
  Investment income..........................................................      77,121      51,518      39,833
  Amortization of licenses related to investments............................      (2,084)     (1,391)     (1,089)
  Interest income............................................................       5,863      10,093       5,008
  Other (expense), net.......................................................      (3,614)     (1,881)     (2,578)
  Gain on sale of cellular and other investments.............................      30,318     132,718      83,494
                                                                               ----------  ----------  ----------
    Total Investment and Other Income........................................     107,604     191,057     124,668
                                                                               ----------  ----------  ----------
INCOME BEFORE INTEREST AND INCOME TAXES......................................     224,849     264,680     159,521
                                                                               ----------  ----------  ----------
INTEREST EXPENSE
  Interest expense--other....................................................      27,414      23,111      16,881
  Interest expense--affiliate................................................       1,948      --          10,406
                                                                               ----------  ----------  ----------
    Total Interest Expense...................................................      29,362      23,111      27,287
                                                                               ----------  ----------  ----------
INCOME BEFORE INCOME TAXES...................................................     195,487     241,569     132,234
  Income tax expense.........................................................      83,948     111,640      32,492
                                                                               ----------  ----------  ----------
Net Income...................................................................  $  111,539  $  129,929  $   99,742
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
WEIGHTED AVERAGE COMMON AND SERIES A COMMON SHARES (000s)....................      86,346      85,797      82,320
EARNINGS PER COMMON AND SERIES A COMMON SHARE--BASIC.........................  $     1.29  $     1.51  $     1.21
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
EARNINGS PER COMMON AND SERIES A COMMON SHARE--DILUTED.......................  $     1.29  $     1.51  $     1.19
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                       UNITED STATES CELLULAR CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------
                                                                                 1997        1996        1995
                                                                              ----------  ----------  ----------
                                                                                    (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................................  $  111,539  $  129,929  $   99,742
  Add (Deduct) adjustments to reconcile net income to net cash provided by operating activities....................................................
    Depreciation and amortization...........................................     132,379     108,839      89,458
    Investment income.......................................................     (77,121)    (51,518)    (39,833)
    Gain on sale of cellular and other investments..........................     (30,318)   (132,718)    (83,494)
    Minority share of operating income......................................      12,298      13,743       7,902
    Other noncash expense...................................................      18,786      19,260      30,597
    Change in accounts receivable...........................................     (10,038)    (16,706)    (27,878)
    Change in accounts payable..............................................      (1,646)     12,709      (1,819)
    Change in accrued taxes.................................................      26,297     (10,185)     27,127
    Change in deferred taxes................................................      24,077      63,137       8,660
    Change in accrued interest..............................................       6,413         204      (4,309)
    Change in unearned revenue..............................................       5,083       5,254       5,265
    Change in other assets and liabilities..................................       4,388      (4,439)      4,516
                                                                              ----------  ----------  ----------
                                                                                 222,137     137,509     115,934
                                                                              ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of 7.25% unsecured notes.........................................     243,053      --          --
  Vendor financing borrowings...............................................      --           3,922      59,460
  Repayment of vendor financing.............................................    (103,827)    (21,519)    (13,353)
  Issuance of convertible debentures........................................      --          --         221,466
  Borrowings from Revolving Credit Agreement--TDS...........................      70,444      --          --
  Repayment of Revolving Credit Agreement--TDS..............................     (70,444)     --        (251,230)
  Common Shares issued......................................................       2,503      10,483       1,563
  Capital (distributions) contributions (to)/from minority partners.........      (5,849)     (4,099)      1,411
                                                                              ----------  ----------  ----------
                                                                                 135,880     (11,213)     19,317
                                                                              ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures......................................................    (277,799)   (219,370)   (200,554)
  System development costs..................................................     (40,949)    (28,753)     (5,628)
  Investments in and advances to investment entities........................     (20,084)    (22,256)    (26,966)
  Distributions from investment entities....................................      52,365      23,464       8,679
  Proceeds from sales of cellular and other investments.....................      61,145     212,979     151,137
  Acquisitions, excluding cash acquired.....................................    (128,828)   (116,387)    (29,315)
  Other investments.........................................................      (3,305)     --          --
  Change in temporary investments and marketable non-equity securities......      (1,088)     --          --
                                                                              ----------  ----------  ----------
                                                                                (358,543)   (150,323)   (102,647)
                                                                              ----------  ----------  ----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........................        (526)    (24,027)     32,604
CASH AND CASH EQUIVALENTS--
  Beginning of period.......................................................      14,377      38,404       5,800
                                                                              ----------  ----------  ----------
  End of period.............................................................  $   13,851  $   14,377  $   38,404
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                       UNITED STATES CELLULAR CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                            1997          1996
                                                                                        ------------  ------------
                                                                                          (DOLLARS IN THOUSANDS)
CURRENT ASSETS
  Cash and cash equivalents
    General funds.....................................................................  $     13,851  $        802
    Affiliated cash equivalents.......................................................       --             13,575
                                                                                        ------------  ------------
                                                                                              13,851        14,377
  Temporary investments...............................................................           218       --
  Accounts receivable
    Customers, less allowance of $5,259 and $4,199, respectively......................        81,387        58,034
    Roaming...........................................................................        30,689        29,742
    Affiliates........................................................................           170           607
    Other.............................................................................        17,536         7,568
  Inventory...........................................................................        11,836        11,893
  Prepaid expenses....................................................................        15,714         2,622
  Other current assets................................................................         3,963         3,776
                                                                                        ------------  ------------
                                                                                             175,364       128,619
                                                                                        ------------  ------------
PROPERTY, PLANT AND EQUIPMENT
  In service and under construction...................................................     1,212,575       846,005
  Less accumulated depreciation.......................................................       272,322       195,251
                                                                                        ------------  ------------
                                                                                             940,253       650,754
                                                                                        ------------  ------------
INVESTMENTS
  Licenses, net of accumulated amortization of $127,783 and $110,727, respectively....     1,150,924     1,044,141
  Cellular entities...................................................................       128,810       186,791
  Notes and interest receivable.......................................................        10,673        14,943
  Marketable non-equity securities....................................................           870       --
                                                                                        ------------  ------------
                                                                                           1,291,277     1,245,875
                                                                                        ------------  ------------
DEFERRED CHARGES
  System development costs, net of accumulated amortization of $18,117 and $11,089,
    respectively......................................................................        78,306        44,319
  Other, net of accumulated amortization of $4,639 and $5,276, respectively...........        23,716        16,332
                                                                                        ------------  ------------
                                                                                             102,022        60,651
                                                                                        ------------  ------------
    TOTAL ASSETS......................................................................  $  2,508,916  $  2,085,899
                                                                                        ------------  ------------
                                                                                        ------------  ------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                       UNITED STATES CELLULAR CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                            1997          1996
                                                                                        ------------  ------------
                                                                                          (DOLLARS IN THOUSANDS)
CURRENT LIABILITIES
  Current portion of long-term debt...................................................  $    --       $     23,065
  Notes payable.......................................................................         1,302         1,375
  Accounts payable
    Affiliates........................................................................         2,466         2,729
    Other.............................................................................       101,263        66,638
  Accrued taxes.......................................................................        41,606        18,781
  Accrued interest....................................................................         6,534           204
  Accrued compensation................................................................         9,112         3,231
  Customer deposits and deferred revenues.............................................        21,019        16,410
  Other current liabilities...........................................................        20,934        14,021
                                                                                        ------------  ------------
                                                                                             204,236       146,454
                                                                                        ------------  ------------
LONG-TERM DEBT
  6% zero coupon convertible debentures...............................................       265,330       250,107
  7.25% unsecured notes...............................................................       250,000       --
  Vendor financing, excluding current portion.........................................       --             80,589
                                                                                        ------------  ------------
                                                                                             515,330       330,696
                                                                                        ------------  ------------
DEFERRED LIABILITIES AND CREDITS
  Net deferred income tax liability...................................................       100,725        78,833
  Other...............................................................................         5,397         2,444
                                                                                        ------------  ------------
                                                                                             106,122        81,277
                                                                                        ------------  ------------
MINORITY INTEREST.....................................................................        53,908        51,270
                                                                                        ------------  ------------
COMMON SHAREHOLDERS' EQUITY
  Common Shares, par value $1 per share; authorized 140,000,000 shares; issued and
    outstanding 54,232,486 and 53,117,313 shares, respectively........................        54,232        53,117
  Series A Common Shares, par value $1 per share; authorized 50,000,000 shares; issued
    and outstanding 33,005,877 shares.................................................        33,006        33,006
  Additional paid-in capital..........................................................     1,285,530     1,245,066
  Retained earnings...................................................................       256,552       145,013
                                                                                        ------------  ------------
                                                                                           1,629,320     1,476,202
                                                                                        ------------  ------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........................................  $  2,508,916  $  2,085,899
                                                                                        ------------  ------------
                                                                                        ------------  ------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                       UNITED STATES CELLULAR CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

       CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
                                                                                   (DOLLARS IN THOUSANDS)
COMMON SHARES
  Balance at beginning of period........................................  $     53,117  $     49,966  $     45,584
  Add
    Acquisitions of cellular interests..................................           996         2,194         3,455
    Employee benefit plans..............................................           118            62            62
    Redemption of USM and TDS Preferred Stock...........................             1           895           865
                                                                          ------------  ------------  ------------
  Balance at end of period..............................................  $     54,232  $     53,117  $     49,966
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
SERIES A COMMON SHARES
  Balance at beginning of period........................................  $     33,006  $     33,006  $     33,006
  Issued during year....................................................       --            --            --
                                                                          ------------  ------------  ------------
  Balance at end of period..............................................  $     33,006  $     33,006  $     33,006
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of period........................................  $  1,245,066  $  1,206,614  $  1,083,698
  Add (Deduct)
    Acquisitions of cellular interests..................................        31,489        65,089       101,302
    Transfer of interests from TDS......................................       --            (45,761)      --
    Sale of interests transferred from TDS..............................         6,591       --            --
    Employee benefit plans..............................................         2,376         1,575         1,614
    Redemption of USM and TDS Preferred Stock...........................            35        17,555        21,371
    Net unrealized (loss) on available-for-sale marketable equity
      securities........................................................       --            --             (1,258)
    Capital stock expense...............................................           (27)           (6)         (113)
                                                                          ------------  ------------  ------------
  Balance at end of period..............................................  $  1,285,530  $  1,245,066  $  1,206,614
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
COMMON SHARES ISSUABLE
  Balance at beginning of period........................................  $    --       $     24,784  $     16,337
  Add (Deduct)
    Acquisitions of cellular interests..................................       --            --             14,530
    Shares issued pursuant to acquisition agreements....................       --            (24,784)       (6,083)
                                                                          ------------  ------------  ------------
  Balance at end of period..............................................  $    --       $    --       $     24,784
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
RETAINED EARNINGS (DEFICIT)
  Balance at beginning of period........................................  $    145,013  $     15,084  $    (84,658)
  Add net income........................................................       111,539       129,929        99,742
                                                                          ------------  ------------  ------------
  Balance at end of period..............................................  $    256,552  $    145,013  $     15,084
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                       UNITED STATES CELLULAR CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. PROPOSED TDS CORPORATE RESTRUCTURING

    In December 1997, United States Cellular Corporation (the "Company" or "USM") received a proposal from Telephone and Data Systems, Inc. ("TDS") to acquire all of the issued and outstanding Common Shares of USM not already owned by TDS. The offer was made in connection with, and is subject to, TDS shareholder approval of and the effectiveness of, TDS's proposed corporate restructuring. The Board of Directors of TDS (the "TDS Board") has adopted a proposal which, if approved by TDS shareholders and implemented by the TDS Board, would authorize the TDS Board to issue three new classes of common stock and change the state of incorporation of TDS from Iowa to Delaware (the "Tracking Stock Proposal"). The three new classes of stock are intended to separately reflect the performance of TDS's cellular telephone, landline telephone and personal communications services businesses ("Tracking Stocks").

    Under the Tracking Stock Proposal, one of the three new classes of common stock created by TDS would be designated as United States Cellular Group Common Shares (the "Cellular Group Shares"). The Cellular Group Shares, when issued, are intended to reflect the separate performance of the United States Cellular Group (the "Cellular Group"), which consists of TDS's interest in United States Cellular Corporation.

    Subject to the approval of the Tracking Stock Proposal by TDS shareholders, TDS intends to, among other things, issue Cellular Group Shares in exchange for all of the Common Shares of the Company which are not currently owned by TDS, subject to approval by the Company's board of directors and shareholders (the "Merger").

    In January 1998, the Company's Board of Directors created a special committee of the Board (the "Special Committee") to review the proposal from TDS. The Special Committee, consisting of one independent director of the Company, has engaged a financial advisor and legal advisor to assist in reviewing the proposal. The Special Committee will consider how the Company should respond to the TDS proposal, take the steps it deems appropriate to respond to the TDS proposal and, at such time as it considers it appropriate, report its recommendations to the Company's Board of Directors.

    Subsequent to TDS shareholder approval of the Tracking Stock Proposal, TDS intends to terminate certain intercompany agreements between TDS and the Company. Thereafter, some or all of the policies between TDS and the Company would be determined solely by methods that TDS management believes to be reasonable. Many of such policies would continue the arrangements which presently exist between TDS and the Company pursuant to the intercompany agreements, but TDS would have no contractual obligation to continue such policies after the intercompany agreements have been terminated. The TDS Board currently intends to retain future earnings, if any, for the development of the business of the Cellular Group and does not anticipate paying dividends on the Cellular Group Shares in the foreseeable future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The Company, a Delaware corporation, is currently an 81.1%-owned subsidiary of Telephone and Data Systems, Inc.

NATURE OF OPERATIONS

    USM owns, manages and invests in cellular systems throughout the United States and is the nation's eighth largest cellular telephone company in terms of population equivalents ("pops"). The Company

                       UNITED STATES CELLULAR CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) owns interests in 192 cellular markets, representing approximately 26.2 million pops, as of December 31, 1997. USM's 134 majority-owned and managed markets, primarily mid-sized and rural markets, covered 24 states and served 1,710,000 customers as of December 31, 1997. USM's Midwest Regional Market Cluster, which includes markets in Iowa, Wisconsin, Illinois and Missouri, served 709,000 customers at December 31, 1997, which represents approximately 41% of USM's total customers served as of that date.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of USM, its majority-owned subsidiaries and partnerships in which USM has a majority partnership interest. All material intercompany accounts and transactions have been eliminated. Investments in entities in which the Company does not have a majority interest are generally accounted for using the equity method.

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates, but management believes any differences will not be material.

    Certain amounts reported in prior years have been reclassified to conform to current period presentation.

CASH AND CASH EQUIVALENTS AND TEMPORARY INVESTMENTS

    Cash and cash equivalents include cash and those short-term, highly-liquid investments with original maturities of three months or less. Those investments with original maturities of more than three months to 12 months are classified as temporary investments. Temporary investments are stated at cost. Those investments with original maturities of more than 12 months are classified as marketable securities and are stated at amortized cost.

    The carrying amounts of Cash and Cash Equivalents and Temporary Investments approximate their fair value due to the short-term nature of these investments.

ACCOUNTS RECEIVABLE

    Accounts receivable consists of amounts owed by customers for both service provided and equipment sales, by other cellular carriers whose customers have used USM's cellular systems, by affiliated entities and by other partners for capital contributions and distributions.

NOTES AND INTEREST RECEIVABLE

    Notes and interest receivable primarily consist of loans to other partners for capital calls paid on their behalf. The interest charged on these loans is at varying annual rates. USM also has an outstanding loan to the operators of another cellular company in which USM has no equity. The interest charged on this loan is at an annual rate of prime plus 1 1/2%. The carrying amount reported in the balance sheet for notes and interest receivable approximates their fair value.

                       UNITED STATES CELLULAR CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DEFERRED CHARGES

    Deferred system development costs represent costs incurred for the development of new information systems. Capitalized costs of information systems development are amortized over a five-year period, starting when each new system is placed in service.

    Other deferred charges primarily represent legal and other charges incurred relating to the preparation of the agreements related to the Company's various borrowing instruments, and are amortized over the respective financing periods of each instrument (seven to 20 years).

IMPAIRMENT OF LONG-LIVED ASSETS

    Effective January 1, 1996, the Company implemented the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under SFAS No. 121, the Company is required to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the book value of a long-lived asset is not recoverable. An impairment loss would be recognized whenever the review demonstrates that the book value of a long-lived asset is not recoverable. The implementation of SFAS No. 121 did not have an impact on the Company's financial position or results of operations.

REVENUES

    Revenues from operations primarily consist of charges to customers for monthly access, cellular airtime, data usage, vertical services, roaming charges, long-distance charges and equipment sales. Revenues are recognized as services are rendered. Unbilled revenues, resulting from cellular service provided from the billing cycle date to the end of each month and from other cellular carriers' customers using USM's cellular systems for the last half of each month, are estimated and recorded. Equipment sales are recognized upon delivery to the customer and reflect charges to customers for cellular telephone user equipment purchased.

ADVERTISING COSTS

    The Company expenses advertising costs as incurred. Advertising costs totaled $41.4 million, $24.4 million and $14.1 million for the years ended December 31, 1997, 1996 and 1995, respectively.

PENSION PLAN

    Telephone and Data Systems, Inc. Wireless Companies' Pension Plan (the "Pension Plan"), a qualified noncontributory defined contribution pension plan, was adopted effective January 1, 1994. It provides pension benefits for the employees of USM and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $1.0 million, $1.5 million and $1.2 million in 1997, 1996 and 1995, respectively.

EARNINGS PER SHARE

    The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," effective December 31, 1997. Earnings per Common Share for 1996 and 1995 have been

                       UNITED STATES CELLULAR CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) restated to conform to current period presentation. The accounting change had no effect on 1996 and increased Earnings per Common Share-Basic by $.02 in 1995. The adoption of SFAS No. 128 had no effect on Earnings per Common Share-Diluted.

    The amounts used in computing Earnings per Common Share and the effect on income and the weighted average number of Common Series A Common Shares of dilutive potential common stock are as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                                1997        1996       1995
                                                             ----------  ----------  ---------
                                                               (DOLLARS AND COMMON SHARES IN
                                                                        THOUSANDS)
Net Income used in Earnings Per Share--Basic and Diluted...  $  111,539  $  129,929  $  99,742
                                                             ----------  ----------  ---------
Weighted average number of Common Shares used in Earnings
  Per Share--Basic.........................................      86,346      85,797     82,320

Effect of Dilutive Securities:
  Convertible Preferred Stock..............................      --              51        661
  Stock Options and Stock Appreciation Rights..............          52          78         73
  Common Shares Issuable...................................      --             115        976
                                                             ----------  ----------  ---------
Weighted Average Number of Common Shares used in Earnings
  Per Share--Diluted.......................................      86,398      86,041     84,030
                                                             ----------  ----------  ---------
                                                             ----------  ----------  ---------

    Earnings per Common and Series A Common Share for the years ended December 31, 1997, 1996 and 1995 contain significant income amounts related to gains on the sale of cellular and other investments. Excluding the after-tax effect of these gains, basic earnings per share was $1.10, $.73 and $.53 and diluted earnings per share was $1.10, $.73 and $.52 for the years ended December 31, 1997, 1996 and 1995, respectively.

                       UNITED STATES CELLULAR CORPORATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SUPPLEMENTAL CASH FLOW DISCLOSURES

    USM acquired certain cellular licenses and other cellular interests during 1997, 1996 and 1995. In conjunction with these acquisitions, the following assets were acquired, liabilities assumed and Common Shares issued:

                                                                YEAR ENDED DECEMBER 31,
                                                          -----------------------------------
                                                             1997        1996        1995
                                                          ----------  ----------  -----------
                                                                (DOLLARS IN THOUSANDS)
Property, plant and equipment, net......................  $  112,696  $    7,069  $    29,622
Cellular licenses.......................................     130,336      90,341      138,600
(Decrease) increase in equity-method investments in
  cellular interests....................................     (90,332)     13,971       (5,921)
Accounts receivable.....................................      26,032       1,332        1,760
Revolving Credit Agreement--TDS.........................      --          --          (15,493)
Accounts payable........................................     (31,117)     (1,081)      (5,051)
Other assets and liabilities, excluding cash acquired...      13,699       1,493         (998)
Common Shares issued and issuable.......................     (32,486)      3,262     (113,204)
                                                          ----------  ----------  -----------
Decrease in cash due to acquisitions....................  $  128,828  $  116,387  $    29,315
                                                          ----------  ----------  -----------
                                                          ----------  ----------  -----------

    Following are supplemental cash flow disclosures regarding interest and income taxes paid and certain noncash transactions:

                                                                   YEAR ENDED DECEMBER 31,
                                                               -------------------------------
                                                                 1997       1996       1995
                                                               ---------  ---------  ---------
                                                                   (DOLLARS IN THOUSANDS)
Interest paid................................................  $   6,816  $   7,001  $   4,112
Income taxes paid............................................     40,316     64,402      3,035
Noncash interest expense.....................................     15,379     16,110     23,175
Accrued interest converted into debt under the Revolving
  Credit Agreement...........................................     --         --         14,432
Additions to Property, Plant and Equipment financed through
  Accounts Payable--Other....................................      5,778     (4,679)     1,929
Common Shares issued by USM for redemption of USM Preferred
  Stock and TDS Preferred Shares.............................  $      36  $  18,450  $  22,236
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

3. INCOME TAXES

    USM is included in a consolidated federal income tax return with other members of the TDS consolidated group.

    TDS and USM are parties to a Tax Allocation Agreement (the "Agreement"). The Agreement provides that USM and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. USM and its

                       UNITED STATES CELLULAR CORPORATION

3. INCOME TAXES (CONTINUED)
subsidiaries calculate their losses and credits as if they comprised a separate affiliated group. Under the Agreement, USM is able to carry forward its losses and credits and use them to offset any future income tax liabilities to TDS.

    Subject to the completion of the Merger, TDS intends to terminate certain intercompany agreements between TDS and USM. See Note 1--Proposed TDS Corporate Restructuring for a discussion of the proposed merger.

    Income tax provisions charged to net income are summarized below:

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997        1996       1995
                                                              ---------  ----------  ---------
                                                                   (DOLLARS IN THOUSANDS)
Federal income taxes
  Current...................................................  $  46,357  $   35,613  $  14,882
  Deferred..................................................     22,109      54,509      8,468
State income taxes
  Current...................................................     13,514      12,890      8,306
  Deferred..................................................      1,968       8,628        836
                                                              ---------  ----------  ---------
Total income tax expense....................................  $  83,948  $  111,640  $  32,492
                                                              ---------  ----------  ---------
                                                              ---------  ----------  ---------

    The statutory federal income tax rate is reconciled to the Company's effective income tax rate below:

                                                                       YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------
                                                                   1997          1996          1995
                                                               ------------  ------------  ------------
Statutory federal income tax rate............................       35.0%         35.0%         35.0%
State income taxes, net of federal benefit...................        5.1           5.7           4.4
Amortization of license costs................................        1.7           1.1           2.2
Effects of corporations not included in consolidated federal
  income tax return..........................................         .4            .8           1.1
Effects of valuation allowance on deferred tax asset.........        (.1)         (1.2)        (18.1)
Gains on sales...............................................         .8           4.8          --
                                                                     ---           ---         -----
Effective income tax rate....................................       42.9%         46.2%         24.6%
                                                                     ---           ---         -----
                                                                     ---           ---         -----

    Deferred income taxes are provided for the temporary differences between the amount of the Company's assets and liabilities for financial reporting purposes and their tax basis.

    USM had current deferred tax assets totaling $2.5 million and $2.4 million at December 31, 1997 and 1996, respectively, resulting primarily from the allowance for customer receivables.

                       UNITED STATES CELLULAR CORPORATION

3. INCOME TAXES (CONTINUED)
    The temporary differences that gave rise to the non-current deferred tax assets and liabilities as of December 31, 1997 and 1996, are as follows:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1996
                                                                        ----------  ----------
                                                                        (DOLLARS IN THOUSANDS)
Deferred Tax Asset
  Net operating loss carryforward.....................................  $   14,725  $   14,121
  Taxes on acquisitions...............................................      56,384      --
  Alternative minimum tax credit carryforward.........................       7,121      24,545
  Stock appreciation rights...........................................         386         299
  Other...............................................................         233      --
                                                                        ----------  ----------
                                                                            78,849      38,965
Less valuation allowance..............................................      10,233      13,150
                                                                        ----------  ----------
Total Deferred Tax Asset..............................................      68,616      25,815
                                                                        ----------  ----------
                                                                        ----------  ----------
Deferred Tax Liability
  Equity investments..................................................      65,956      41,482
  Property, plant and equipment.......................................      52,668      23,402
  Licenses............................................................      40,624      24,759
  Partnership investments.............................................      10,093      15,005
                                                                        ----------  ----------
  Total Deferred Tax Liability........................................     169,341     104,648
                                                                        ----------  ----------
    Net Deferred Tax Liability........................................  $  100,725  $   78,833
                                                                        ----------  ----------
                                                                        ----------  ----------

    The amount of state net operating loss carryforward (generating a $12.2 million deferred tax asset) available to offset future taxable income, primarily of the individual subsidiaries which generated the loss, aggregated approximately $221 million at December 31, 1997 and expires between 1998 and 2012. A valuation allowance has been provided when it is more likely than not that some portion of the deferred tax asset will not be realized. At December 31, 1997, USM had $7.1 million of federal alternative minimum tax credit carryforward available to offset regular income tax payable in future years.

    USM has certain subsidiaries which are not included in the federal consolidated income tax return, but file separate tax returns. These subsidiaries had a federal net operating loss carryforward (generating a $2.5 million deferred tax asset) available to offset future taxable income aggregating approximately $7.2 million at December 31, 1997 which expires between 2004 and 2012.

4. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The provision for depreciation as a percentage of depreciable property, plant and equipment was 10.3%, 10.4% and 10.0% in 1997, 1996 and 1995, respectively.

                       UNITED STATES CELLULAR CORPORATION

4. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
    Property, plant and equipment in service and under construction consists of:

                                                                            DECEMBER 31,
                                                                      ------------------------
                                                                          1997         1996
                                                                      ------------  ----------
                                                                       (DOLLARS IN THOUSANDS)
Operating plant and equipment.......................................  $    923,480  $  641,600
Buildings and leasehold improvements................................       136,023      86,533
Office furniture, equipment and vehicles............................        89,987      71,674
Land................................................................        63,085      46,198
                                                                      ------------  ----------
                                                                      $  1,212,575  $  846,005
                                                                      ------------  ----------
                                                                      ------------  ----------

5. ACQUISITIONS, EXCHANGES AND DIVESTITURES

    USM has acquired cellular interests for cash, promissory notes and USM and TDS Common Shares. USM has also divested cellular interests for cash and notes receivable and has completed exchanges of cellular interests with other cellular companies.

COMPLETED ACQUISITIONS

    During 1997, USM completed the acquisition of majority interests in two markets and several minority interests, representing approximately 534,000 pops, for a total consideration of $81.4 million as shown in the following table:

                                                                                  CONSIDERATION
                                                                                 ---------------
                                                                                   (MILLIONS)
1.0 million Common Shares to TDS (1)...........................................     $    32.5
Increase in Revolving Credit Agreement with TDS................................          39.0
Cash...........................................................................           9.9
                                                                                        -----
  Total........................................................................     $    81.4
                                                                                        -----
                                                                                        -----

------------------------

(1) Issued to reimburse TDS for TDS securities issued to third parties in connection with the acquisitions.

    During 1996, USM completed the acquisition of majority interests in two markets and several minority interests, representing approximately 1.0 million pops, for a total consideration of $158.9 million as shown in the following table:

                                                                                 CONSIDERATION
                                                                                 -------------
                                                                                  (MILLIONS)
1.3 million Common Shares to TDS (1)...........................................    $    42.4
Common Shares issued to third parties..........................................           .1
Cash...........................................................................        116.4
                                                                                      ------
  Total........................................................................    $   158.9
                                                                                      ------
                                                                                      ------

------------------------

(1) Issued to reimburse TDS for TDS securities issued and cash paid to third parties in connection with the acquisitions.

                       UNITED STATES CELLULAR CORPORATION

5. ACQUISITIONS, EXCHANGES AND DIVESTITURES (CONTINUED)
EXCHANGE OF MARKETS WITH BELLSOUTH

    In October 1997, USM completed an exchange with BellSouth Corporation. Pursuant to the exchange, USM received majority interests representing approximately 4.0 million pops in exchange for majority interests representing
2.0 million pops, minority interests representing 1.2 million pops and a net amount of $86.7 million in cash. The majority interests USM received are in 12 markets adjacent to its Iowa/Missouri and Wisconsin/Illinois/Indiana clusters.

    PURCHASE OF MINORITY INTERESTS BY THE COMPANY FROM TDS

    Included in the interests USM acquired in 1996 were minority interests in 13 markets, representing 598,000 pops, for $102.8 million in cash paid to TDS. These interests were acquired pursuant to an agreement entered into in June 1996 between USM and TDS. Due to the intercompany nature of the transactions, these acquisitions were recorded at TDS's book value of the interests.

    Assuming that the 1997 and 1996 acquisitions discussed above, which were accounted for as purchases, had taken place on January 1, 1996, unaudited pro forma results of operations would have been as follows:

                                                                      YEAR ENDED DECEMBER
                                                                              31,
                                                                     ----------------------
                                                                        1997        1996
                                                                     ----------  ----------
                                                                     (DOLLARS IN THOUSANDS,
                                                                        EXCEPT PER SHARE
                                                                            AMOUNTS)
Service Revenues...................................................  $  947,520  $  742,913
Equipment Sales....................................................      31,262      24,612
Interest Expense (including cost to finance acquisitions)..........      30,412      26,623
Net Income.........................................................     139,107     147,413
Earnings per Common Share--Basic...................................        1.60        1.70
Earnings per Common Share--Diluted.................................  $     1.59  $     1.69
                                                                     ----------  ----------
                                                                     ----------  ----------

DIVESTITURES OF CELLULAR AND OTHER INVESTMENTS

    Gain on sale of cellular and other investments in 1997 primarily reflects gains recorded on the sales of the Company's majority interest in one market and minority interests in two markets and on cash received from the settlement of a legal matter.

    Gain on sale of cellular and other investments in 1996 primarily reflects gains recorded on the sales of the Company's majority interests in eight markets and minority interests in two markets, on cash received in an exchange of markets with another cellular operator and on cash received from the settlement of two separate legal matters.

    Gain on sale of cellular and other investments in 1995 primarily reflects gains recorded on the sales of the Company's majority interests in six markets and minority interests in six markets, on cash proceeds received in an exchange of cellular markets and on the sale of marketable equity securities for cash.

                       UNITED STATES CELLULAR CORPORATION

5. ACQUISITIONS, EXCHANGES AND DIVESTITURES (CONTINUED)

PENDING ACQUISITIONS

    At December 31, 1997, USM had entered into agreements with third parties to acquire a majority interest in one market and a minority interest in a market in which the Company owns a majority interest, representing approximately 410,000 pops, for $51.3 million in cash. These transactions are expected to be completed during 1998.

PENDING SALES OF MINORITY INTERESTS

    In December 1997, the Company entered into agreements with AirTouch Communications, Inc. ("AirTouch") to divest minority interests in nine markets, representing approximately 759,000 pops. In exchange, the agreements provided that the Company will receive approximately 4.0 million shares of AirTouch stock and cash totaling $54.2 million. In addition, the Company will receive approximately $27.0 million in cash from TDS pursuant to a contract right termination agreement entered into between the Company and TDS. This agreement is related to two interests which are to be sold directly by TDS to AirTouch and which were to be acquired by the Company as part of the June 1996 agreement between the Company and TDS. The contract right termination agreement will enable the Company to receive cash equal to the value of the gain the Company would have realized had it purchased the interests from TDS and sold them to AirTouch under terms similar to those in the agreement between TDS and AirTouch.

    Additionally, the Company has entered into an agreement to sell its minority interests in two other markets, representing approximately 176,000 pops, for $37.6 million in cash. The Company expects these pending sales transactions to be completed during the first half of 1998. The Company anticipates that it will record significant book gains on these divestitures when the transactions are completed.

6. INVESTMENT IN LICENSES

    Investment in licenses consists of the costs incurred in acquiring Federal Communications Commission ("FCC") licenses or interests in entities which have filed for or have been awarded FCC licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interests in cellular entities awarded licenses and all direct and incremental costs relating to acquiring the licenses. These costs are capitalized and amortized through charges to expense over 40 years, upon commencement of operations. Costs applicable to unsuccessful license applications and acquisitions are charged to expense. Investment in licenses at December 31, 1997 and 1996, include approximately $281 million and $322 million, respectively, of goodwill related to various acquisitions structured to be tax-free.

7. REVOLVING CREDIT FACILITY

    In August 1997, USM established a $500 million revolving credit facility with a group of banks ("Revolving Credit Facility"). This seven-year facility replaces the Company's Revolving Credit Agreement with TDS as its primary short-term borrowing facility. As of December 31, 1997, no borrowings were outstanding under the Revolving Credit Facility.

    The terms of the Revolving Credit Facility provide for borrowings with interest, at the London InterBank Offered Rate plus 26.5 basis points (for a rate of 6.2% at December 31, 1997), due quarterly. No principal under the Revolving Credit Facility is due until August 29, 2004, on which date the Revolving Credit Facility terminates and all unpaid principal and accrued interest thereon are due and payable.

                       UNITED STATES CELLULAR CORPORATION

8. 6% ZERO COUPON CONVERTIBLE DEBENTURES

    During 1995, the Company sold $745 million principal amount at maturity of zero coupon 6% yield to maturity convertible debt with proceeds to the Company of $221.5 million. This 20-year fixed rate debt, in the form of Liquid Yield Option Notes ("LYONs"), is subordinated to all senior indebtedness of the Company. At December 31, 1997 and 1996, the Company's senior indebtedness totaled $260.0 million and $113.7 million, respectively. Each LYON is convertible at the option of the holder at any time at a conversion rate of
9.475 Common Shares per LYON. Upon conversion, USM may elect to deliver its Common Shares or cash equal to the market value of the Common Shares. Beginning June 15, 2000, the LYONs may be redeemed at any time for cash at the option of USM at the issue price plus accrued original issue discount through the date of redemption. USM will purchase LYONs, at the option of the holder, as of June 15, 2000, at the issue price plus accrued original issue discount through that date. USM will have the option of purchasing such LYONs with cash, USM Common Shares or TDS common equity securities, or any combination thereof. During 1997, 25 LYONs were converted for approximately $7,600 in cash.

    The carrying values at December 31, 1997 and 1996 of USM's 6% Zero Coupon Convertible Debentures, $265.3 million and $250.1 million, respectively, are greater than their fair values, estimated to be $255.6 million and $248.4 million, respectively. The fair values were estimated using discounted cash flow analysis. The increase in estimated fair value in 1997 was due to a change in the incremental borrowing rate.

9. 7.25% UNSECURED NOTES

    During 1997, the Company sold $250 million principal amount of 7.25% notes ("Notes"), priced to yield 7.33% to maturity. The Notes were sold under the Company's $400 million shelf registration. The Notes are unsecured and become due on August 15, 2007. Interest on the Notes is payable on February 15 and August 15 of each year. The Notes will be redeemable, in whole or in part, at the option of the Company at any time on or after August 15, 2004, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest thereon, if any, to the date of redemption.

    The carrying value at December 31, 1997 of the Company's 7.25% unsecured notes, $250 million, is less than its fair value, estimated to be $252.9 million. The fair value was estimated using discounted cash flow analysis.

10. VENDOR FINANCING

    USM repaid approximately $90.1 million principal amount of borrowings, representing all amounts outstanding under its long-term vendor financing agreements, with the proceeds of its 7.25% unsecured notes offering in August 1997. See Note 9--7.25% Unsecured Notes for a discussion of the notes offering. Scheduled repayments of borrowings under the vendor financing agreements in 1997, all made prior to the final repayment, totaled $13.7 million.

    The carrying value at December 31, 1996 of USM's current and long-term vendor financing, $103.7 million, was approximately equal to its estimated fair value.

    Vendor financing at December 31, 1996 included $101.1 million (including deferred interest) under a 1994 agreement and $2.6 million assumed pursuant to a 1993 acquisition. The current portion of outstanding vendor financing borrowings was $23.1 million at December 31, 1996.

                       UNITED STATES CELLULAR CORPORATION

11. COMMON STOCK

EMPLOYEE BENEFIT PLANS

    The following table summarizes Common Shares issued for the employee benefit plans described below:

                                                                      YEAR ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                    1997       1996       1995
                                                                  ---------  ---------  ---------
Tax-Deferred Savings Plan.......................................     42,400     23,302     26,357
Employee stock options, stock appreciation rights and awards....     65,029     16,380     10,713
Employee Stock Purchase Plan....................................     10,134     22,366     25,000
                                                                  ---------  ---------  ---------
                                                                    117,563     62,048     62,070
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

TAX-DEFERRED SAVINGS PLAN

    USM had reserved 134,011 Common Shares for issue under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in USM Common Shares, TDS Common Shares, American Paging, Inc. (an 81.9%-owned subsidiary of TDS) Common Shares, Aerial Communications, Inc. (an 82.5%-owned subsidiary of TDS) Common Shares or five other nonaffiliated funds.

STOCK-BASED COMPENSATION PLANS

    USM accounts for stock options, stock appreciation rights ("SARs") and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25. No compensation costs have been recognized for the stock option and employee stock purchase plans. Compensation expense for SARs, measured on the difference between the SAR prices and the year-end market price of the Common Shares, aggregated $285,000, ($224,000) and $168,000 in 1997, 1996 and 1995,
respectively. Had compensation cost for all plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts as shown on the next page:

                                                                YEAR ENDED DECEMBER 31,
                                                           ----------------------------------
                                                              1997        1996        1995
                                                           ----------  ----------  ----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                     SHARE AMOUNTS)
Net Income:
    As Reported..........................................  $  111,539  $  129,929  $   99,742
    Pro Forma............................................     110,317     129,166      98,960
Earnings per Common Share--Basic:
    As Reported..........................................        1.29        1.51        1.21
    Pro Forma............................................        1.28        1.51        1.20
Earnings per Common Share--Diluted:
    As Reported..........................................        1.29        1.51        1.19
    Pro Forma............................................  $     1.28  $     1.50  $     1.18

                       UNITED STATES CELLULAR CORPORATION

11. COMMON STOCK (CONTINUED)
    Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

    A summary of the status of the Company's stock option plans at December 31, 1997, 1996 and 1995 and changes during the years then ended is presented in the table and narrative below:

                                                                        WEIGHTED      WEIGHTED
                                                          NUMBER OF      AVERAGE       AVERAGE
                                                           SHARES     OPTION PRICES  FAIR VALUES
                                                         -----------  -------------  -----------
Stock Options:
Outstanding
  January 1, 1995 (80,164 exercisable).................     224,259     $   27.63
  Granted..............................................     106,406     $   27.76     $   14.02
  Exercised............................................     (10,713)    $   15.67
Outstanding
  December 31, 1995 (177,675 exercisable)..............     319,952     $   28.07
  Granted..............................................     103,326     $   25.12     $   16.59
  Exercised............................................     (16,380)    $   16.98
  Cancelled............................................     (15,851)    $   30.05
Outstanding
  December 31, 1996 (271,866 exercisable)..............     391,047     $   29.47
  Granted..............................................     250,393     $   13.41     $   18.77
  Exercised............................................     (68,563)    $   17.56
  Cancelled............................................     (18,594)    $   26.85
Outstanding
  December 31, 1997 (293,418 exercisable)..............     554,283     $   24.23

STOCK OPTION AND STOCK APPRECIATION RIGHTS PLAN

    USM had reserved 748,596 Common Shares for options granted and to be granted to key employees. USM has established a Stock Option plan as of November 9, 1994 that provides for the grant of stock options to officers and employees. The options under the 1994 plan are exercisable from the date of vesting through November 9, 2004, or thirty days following the date of the employee's termination of employment, if earlier. Under the 1994 Stock Option Plan, 293,418 stock options were outstanding at December 31, 1997, at a weighted average price of $30.76 per share. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997 and 1996, respectively: risk-free interest rates of 6.3% and 5.9%; expected dividend yields of zero for both years; expected lives of 4.8 years and 4.0 years; and expected volatility of 20.8% and 22.7%.

    Stock Appreciation Rights (as amended on February 1, 1991) allow the grantee to receive an amount in Common Shares or cash, or a combination thereof, equivalent to the difference between the exercise price and the fair market value of the Common Shares on the exercise date. At December 31, 1997, 38,050 Common Share SARs and 36,000 Series A Common Share SARs were outstanding at $15 per share. These rights expire from 1998 to 2003 or the date of the person's termination of employment, if earlier. During

                       UNITED STATES CELLULAR CORPORATION

11. COMMON STOCK (CONTINUED)
1997 and 1996, 3,950 and 300 Common Share SARs were exercised, respectively. No SARs were exercised in 1995. There were no SARs granted in 1997 or 1996.

EMPLOYEE STOCK PURCHASE PLAN

    USM had 115,498 Common Shares reserved under the 1997 Employee Stock Purchase Plan ("1997 ESPP"). During 1996, the 1997 ESPP was approved, which became effective January 1, 1997. The fair value of the employees' purchase rights was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants rights in 1997: risk-free interest rate of 5.7%; expected dividend yield of zero; expected life of .7 years; and expected volatility of 17.6%.

SERIES A COMMON SHARES

    Series A Common Shares are convertible on a share-for-share basis into Common Shares and each share is entitled to ten votes per share, compared to one vote for each Common Share. As of December 31, 1997, all of USM's outstanding Series A Common Shares were held by TDS.

12. RELATED PARTIES

    USM is billed for all services it receives from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to USM and on allocations of common expenses. Such allocations are based on the relationship of USM's assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to USM are reflected in the accompanying financial statements on a basis which is representative of what they would have been if USM operated on a stand-alone basis. Billings to USM from TDS totaled $36.2 million, $28.1 million and $26.1 million in 1997, 1996 and 1995, respectively.

    USM has a Cash Management Agreement with TDS under which USM may from time to time deposit its excess cash with TDS for investment under TDS's cash management program. Deposits made under the agreement are available to USM on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. Interest income from such deposits was $1.3 million, $4.8 million and $701,000 in 1997, 1996 and 1995, respectively.

    Subject to the completion of the Merger, TDS intends to terminate certain intercompany agreements between TDS and USM. See Note 1--Proposed TDS Corporate Restructuring for a discussion of the proposed merger.

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

                       UNITED STATES CELLULAR CORPORATION

12. RELATED PARTIES (CONTINUED)
    See Note 5--Acquisitions, Exchanges and Divestitures, Purchase of Minority Interests by the Company from TDS for a discussion of a purchase of minority interests by the Company from TDS.

13. COMMITMENTS AND CONTINGENCIES

CONSTRUCTION AND EXPANSION

    The partnerships and corporations in which USM is a partner or shareholder are in various stages of development. USM expects to spend approximately $330 million during 1998, including about $240 million for new cell sites to expand and enhance the Company's coverage in its service areas and about $90 million for the enhancement of the Company's office systems. Under the terms of certain partnership and shareholder agreements, USM may be committed to funding other partners' or shareholders' portions of construction and other costs, if sufficient financing is not available to the individual entities. USM does not expect such individual financing shortfalls to be material.

    From time to time USM may acquire attractive markets to maximize its clustering strategy. See Note 5--Acquisitions, Exchanges and Divestitures for a discussion of pending acquisitions and divestitures.

LEASE COMMITMENTS

    USM and certain of its majority-owned partnerships and subsidiaries lease certain office and cell site locations under operating leases. Future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 1997 are as follows:

                                                                             MINIMUM FUTURE
                                                                                 RENTALS
                                                                           -------------------
                                                                               (DOLLARS IN
                                                                               THOUSANDS)
1998.....................................................................       $  14,436
1999.....................................................................          11,127
2000.....................................................................           8,099
2001.....................................................................           7,515
2002.....................................................................           4,864
Thereafter...............................................................       $  36,475
                                                                                  -------
                                                                                  -------

    Rent expense totaled $17.2 million, $12.4 million and $9.8 million in 1997, 1996 and 1995, respectively.

LEGAL PROCEEDINGS

    The Company is involved in a number of legal proceedings before the FCC and various state and federal courts from time to time. Management does not believe that any of such proceedings should have a material adverse impact on the financial position or results of operations of the Company.

    On December 29, 1997, a party, which claims to be a holder of the USM Common Shares, filed a putative class action complaint on behalf of common stockholders of USM in the Court of Chancery of the State of Delaware in New Castle County. The complaint names as defendants TDS, USM and the directors of USM. The complaint alleges a breach of fiduciary duties by the defendants and seeks to have the Merger enjoined or, if it is consummated, to have it rescinded and to recover unspecified damages, fees

                       UNITED STATES CELLULAR CORPORATION

13. COMMITMENTS AND CONTINGENCIES (CONTINUED) and expenses. A virtually identical complaint has been filed by an individual. None of the defendants have been served with this complaint. The Company intends to vigorously defend against these lawsuits.

14. INVESTMENTS IN CELLULAR ENTITIES

    Investments in cellular entities consist of amounts invested in cellular entities in which USM holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

                                                                            DECEMBER 31,
                                                                       -----------------------
                                                                          1997         1996
                                                                       -----------  ----------
                                                                       (DOLLARS IN THOUSANDS)
Equity method investments:
  Capital contributions, loans and advances..........................  $    66,182  $   93,209
  Cumulative share of income.........................................      177,798     172,974
  Cumulative share of distributions..................................     (117,174)    (88,862)
                                                                       -----------  ----------
                                                                           126,806     177,321
Cost method investments:
  Capital contributions, net of partnership distributions............        2,004       9,470
                                                                       -----------  ----------
Total investment in cellular entities................................  $   128,810  $  186,791
                                                                       -----------  ----------
                                                                       -----------  ----------

    As of December 31, 1997, USM followed the equity method of accounting for minority interests in 51 markets where the Company's ownership interest is 3% or greater. This method recognizes, on a current basis, USM's proportionate share of the incomes and losses accruing to it under the terms of the respective partnership and shareholder agreements.

    As of December 31, 1997, USM follows the cost method of accounting for its investments in seven markets where the Company's ownership interest is less than 3%. It is not practicable to estimate the fair value of USM's investments accounted for using the cost method due to the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The $2.0 million and $9.5 million carrying amounts at December 31, 1997, and 1996, respectively, represent primarily the original amounts invested, which management believes are not impaired.

                       UNITED STATES CELLULAR CORPORATION

14. INVESTMENTS IN CELLULAR ENTITIES (CONTINUED)

    The following summarizes the unaudited balance sheets and results of operations of the cellular system entities in which USM's investments are accounted for by the equity method:

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                        1997          1996
                                                                    ------------  ------------
                                                                      (DOLLARS IN THOUSANDS)
Assets
  Current.........................................................  $    361,561  $    249,077
  Due from affiliates.............................................         2,724         6,165
  Property and other..............................................     1,050,755     1,000,537
                                                                    ------------  ------------
                                                                    $  1,415,040  $  1,255,779
                                                                    ------------  ------------
                                                                    ------------  ------------
Liabilities and Partners' Capital
  Current liabilities.............................................  $    249,587  $    226,606
  Due to affiliates...............................................        38,429        20,614
  Deferred credits................................................         6,604           791
  Long-term debt..................................................        27,195        16,144
  Partners' capital...............................................     1,093,225       991,624
                                                                    ------------  ------------
                                                                    $  1,415,040  $  1,255,779
                                                                    ------------  ------------
                                                                    ------------  ------------

                                                              YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                          1997          1996          1995
                                                      ------------  ------------  ------------
                                                               (DOLLARS IN THOUSANDS)
Results of Operations
  Revenues..........................................  $  1,652,683  $  1,269,835  $  1,078,413
  Costs and expenses................................     1,178,970       859,026       730,873
  Other (expense) income............................        (7,292)          832         1,418
                                                      ------------  ------------  ------------
  Net income........................................  $    466,421  $    411,641  $    348,958
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS

OF UNITED STATES CELLULAR CORPORATION:

    We have audited the accompanying consolidated balance sheets of United States Cellular Corporation (a Delaware corporation and an 81.1%-owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

    An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United States Cellular Corporation and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                  [SIGNATURE]

Chicago, Illinois
January 28, 1998

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                    YEAR ENDED OR AT DECEMBER 31,
                                                        -----------------------------------------------------
                                                          1997       1996       1995       1994       1993
                                                        ---------  ---------  ---------  ---------  ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA
Service Revenues......................................  $ 852,991  $ 662,681  $ 464,555  $ 313,875  $ 199,834
Equipment Sales.......................................     23,974     17,387     15,761     13,755     10,510
Operating Income (Loss) Before Minority Share.........    129,543     87,366     42,755     17,385     (8,656)
Minority share of operating income....................    (12,298)   (13,743)    (7,902)    (5,152)    (3,496)
Operating Income (Loss)...............................    117,245     73,623     34,853     12,233    (12,152)
Investment income, net of related amortization
  expense.............................................     75,037     50,127     38,744     25,627     16,005
Gain on sale of cellular and other investments........     30,318    132,718     83,494      3,321      4,851
Income (Loss) Before Income Taxes.....................    195,487    241,569    132,234     21,310    (22,749)
Net Income (Loss).....................................  $ 111,539  $ 129,929  $  99,742  $  16,393  $ (25,441)
Weighted Average Common and Series A Common Shares
  (000s)..............................................     86,346     85,797     82,320     77,321     57,152
Earnings Per Common and Series A Common
  Share--Basic........................................  $    1.29  $    1.51  $    1.21  $     .23  $    (.45)
Earnings Per Common and Series A Common
  Share--Diluted......................................  $    1.29  $    1.51  $    1.19  $     .23  $    (.45)
Pretax Profit (Loss) on Service Revenues..............       22.9%      36.5%      28.5%       6.8%     (11.4%)
Operating Cash Flow Interest Coverage.................       18.5x      22.4x       6.7x       3.8x       1.1x
Pretax Interest Coverage Before Gains.................        6.6x       5.7x       2.8x       1.8x        .2x
Effective Income Tax Rate.............................       42.9%      46.2%      24.6%      23.1%     (11.8%)

BALANCE SHEET DATA
Working Capital.......................................  $ (28,872) $ (17,835) $ (25,323) $ (33,813) $ (28,386)
Property, Plant and Equipment, net....................    940,253    650,754    530,027    368,181    246,414
Investments--
  Cellular entities...................................    128,810    186,791    134,421     99,495     90,104
  Licenses, net of accumulated amortization...........  1,150,924  1,044,141  1,035,846    947,399    824,491
Total Assets..........................................  2,508,916  2,085,899  1,880,144  1,534,787  1,245,396
Vendor Financing, excluding current portion...........     --         80,589     98,656     57,691     51,130
6% Zero Coupon Convertible Debentures.................    265,330    250,107    235,750     --         --
7.25% Unsecured Notes.................................    250,000     --         --         --         --
Revolving Credit Agreement--TDS.......................     --         --         --        232,954    141,524
Redeemable Preferred Stock, excluding current
  portion.............................................     --         --         --          9,597     18,828
Common Shareholders' Equity...........................  $1,629,320 $1,476,202 $1,329,454 $1,093,967 $ 940,128
Current Ratio.........................................        .86        .88        .84        .66        .62
Return on Equity......................................        7.2%       9.3%       8.2%       1.6%      (3.7%)

                           SHAREHOLDERS' INFORMATION

UNITED STATES CELLULAR STOCK AND DIVIDEND INFORMATION

    The Company's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of February 27, 1998, the Company's Common Shares were held by 602 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

    The high and low sales prices of the Common Shares as reported by the American Stock Exchange were as follows:

                                                                                COMMON SHARES
CALENDAR PERIOD                                                                HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
1997
First Quarter..............................................................  $   28.75  $   24.88
Second Quarter.............................................................      29.63      23.13
Third Quarter..............................................................      36.88      29.19
Fourth Quarter.............................................................      36.81      29.38

1996
First Quarter..............................................................  $   37.38  $   31.63
Second Quarter.............................................................      35.63      30.75
Third Quarter..............................................................      31.63      28.13
Fourth Quarter.............................................................      30.38      26.88

    The Company has not paid any cash dividends and currently intends to retain all earnings for use in the Company's business.