Form 10-K, Exhibit 13
period 1998-12-31
UNITED STATES CELLULAR CORP
filed 1999-03-31
CIK 821130

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION





RESULTS OF OPERATIONS

United States Cellular Corporation (the "Company" - AMEX symbol: USM) owns, operates and invests in cellular markets throughout the United States. USM is an 81.0%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

USM owned either majority or minority cellular interests in 183 markets at December 31, 1998, representing 26,433,000 population equivalents ("pops"). USM included the operations of 138 majority-owned and managed cellular markets, representing 23.6 million pops, in consolidated operations ("consolidated markets") as of December 31, 1998. Minority interests in 38 markets, representing 2.5 million pops, were accounted for using the equity method and were included in investment income at that date. All other interests were accounted for using the cost method. Following is a table of summarized operating data for USM's consolidated operations.


                                Year Ended or At December 31,
                              1998          1997           1996
---------------------------------------------------------------------
Total market population
  (in thousands) (1)          24,683        24,034          21,712
Customers                  2,183,000     1,710,000       1,073,000
Market penetration              8.84%         7.11%           4.94%
Markets in operation             138           134             131
Total employees                4,800         4,600           3,800
Cell sites in service          2,065         1,748           1,328
Average monthly
  revenue per customer    $    48.61    $    54.18      $    63.69
Churn rate per month            1.9%           1.9%            1.9%
Marketing cost per
  gross customer
  addition                $     317     $     318(2)    $     332(2)

--------------

(1) CALCULATED USING THE RESPECTIVE POPULATION ESTIMATES FOR EACH YEAR (CLARITAS FOR 1998 AND 1997, DONNELLEY FOR 1996).
(2) RECOMPUTED TO SHOW THE EFFECT OF CHANGE IN CURRENT YEAR PRESENTATION OF CERTAIN EXPENSES.

The growth in the Company's operating income in 1998 and 1997, which includes 100% of the revenues and expenses of its consolidated markets plus its corporate office operations, primarily reflects improvements in the Company's overall operations compared to 1997 and 1996. The improvements resulted from growth in the Company's customer base and revenues in each year, coupled with increasing economies of scale in both years. Operating revenues, driven by increases in customers served, rose $285.5 million, or 33% in 1998 and $196.9 million, or 29%, in 1997. Cash operating expenses rose $164.6 million, or 27%, in 1998 and $131.2 million, or 27%, in 1997. Operating cash flow (operating income plus depreciation and amortization expense) increased $120.9 million, or 46%, in 1998 and $65.7 million, or 33%, in 1997. Depreciation and amortization expense increased $74.4 million, or 56%, in 1998 and $23.5 million, or 22%, in 1997. Operating income increased $46.5 million, or 36%, in 1998 and $42.2 million, or 48%, in 1997.

The Company's operating results were also impacted by the effects of acquisitions and divestitures, primarily those related to the exchange of markets with BellSouth Corporation ("BellSouth") in the fourth quarter of 1997. In that transaction, the Company received operating markets serving a total population of approximately 4.0 million in exchange for operating markets serving a total population of approximately 2.0 million. The Company also divested certain minority interests, representing approximately 1.2 million population equivalents, and paid cash to BellSouth to complete the exchange.

The operating markets acquired in that transaction, net of the operating markets divested, generated increases in the Company's overall revenues, operating expenses, operating cash flow and operating income. These increases were primarily due to the increase in the Company's customer base as a result of the exchange. However, as a result of the Company's divestiture of several minority interests in the exchange, investment income was reduced by the exchange, by an amount that was less than the exchange's impact on operating income. In total, the BellSouth exchange has had a slightly positive effect on net income and earnings per share to date.

Investment and other income increased $156.5 million to $251.8 million in 1998, due primarily to an increase of $184.8 million in gains on the sales of cellular interests in 1998. The increase in gains was partially offset by a $34.7 million, or 45%, reduction in investment income, which was negatively affected by the exchange transaction with BellSouth in 1997 and by the sale of minority interests to AirTouch Communications, Inc. ("AirTouch") in 1998. The BellSouth and AirTouch transactions reduced the Company's pops in investment markets by
1.9 million or 42%. Investment and other income decreased $82.0 million to $95.3 million in 1997, due primarily to the decrease of $102.4 million in gains



                                              UNITED STATES CELLULAR CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


on the sales of cellular interests in 1997. Interest expense increased $10.4 million, or 35%, in 1998, and $6.3 million, or 27%, in 1997, primarily due to an increase in average debt balances in both years resulting from the Company's issuance of 7.25% unsecured notes ("Notes") in August 1997. Income tax expense increased $87.2 million to $171.2 million in 1998, primarily resulting from increased gains on the sales of cellular interests. Income tax expense decreased $27.7 million to $83.9 million in 1997, as improved operating results were more than offset by decreased gains on the sales of cellular interests.

Net income totaled $216.9 million in 1998, an increase of $105.4 million, or 95%, from 1997, and totaled $111.5 million in 1997, a decrease of $18.4 million, or 14%, from 1996. Diluted earnings per share totaled $2.48 in 1998, an increase of $1.19, or 92%, from 1997, and totaled $1.29 in 1997, a decrease of $.22, or 15%, from 1996. In all three years, both net income and earnings per share included gains on the sales of cellular interests. Excluding the after-tax effects of gains, net income decreased $6.6 million, or 7%, in 1998 and increased $32.8 million, or 52%, in 1997. Excluding the after-tax effects of gains, diluted earnings per share decreased $.08, or 7%, in 1998 and increased $.37, or 51%, in 1997. The 1998 decreases reflect an increase in operating income, more than offset by a decrease in investment income and increases in interest expense and income tax expense. The 1997 increases reflect increases in operating income and investment income, partially offset by increases in interest expense and income tax expense.A summary of the after-tax effects of gains on net income and diluted earnings per share is shown below.


(Dollars in thousands,
except per share amounts)       Year Ended December 31,
--------------------------------------------------------------------------------
                            1998         1997          1996
--------------------------------------------------------------------------------
Net income before
  after-tax effects
  of gains               $ 88,742     $ 95,302       $ 62,504
Add: After-tax
  effects of gains        128,205       16,237         67,425
--------------------------------------------------------------------------------
Net income as reported   $216,947     $111,539       $129,929
--------------------------------------------------------------------------------

Earnings per share
  before after-tax
  effects of gains       $   1.02     $   1.10       $    .73
Add: After-tax
  effects of gains           1.46          .19            .78
--------------------------------------------------------------------------------
Diluted earnings
  per share              $   2.48     $   1.29       $   1.51
--------------------------------------------------------------------------------


















OPERATING REVENUES

OPERATING REVENUES Operating revenues totaled $1.162 billion in 1998, up $285.5 million, or 33%, over 1997. Operating revenues totaled $877.0 million in 1997, up $196.9 million, or 29%, over 1996. SERVICE REVENUES primarily consist of: (i) charges for access, airtime and value-added services provided to the Company's local retail customers who use the local systems operated by the Company ("local retail"); (ii) charges to customers of other systems who use the Company's cellular systems when roaming ("inbound roaming"); and (iii) charges for long-distance calls made on the Company's systems. Service revenues totaled $1.123 billion in 1998, up $270.5 million, or 32%, over 1997. Service revenues totaled $853.0 million in 1997, up $190.3 million, or 29%, over 1996. The increases in both years were primarily due to the growing number of local retail customers.

Average monthly service revenue per customer declined 10% to $48.61 in 1998 from $54.18 in 1997, and declined 15% in 1997 from $63.69 in 1996. The decreases in average monthly service revenue per customer in both years resulted from decreases in average revenue per minute of use from both local retail customers and inbound roamers. The addition of the markets acquired in the exchange with BellSouth in the fourth quarter of 1997 contributed to the decline in both local retail revenue per customer and inbound roaming revenue per customer. The acquired markets produce a lower amount of local retail revenue per customer, and the addition of those markets caused the elimination of certain inbound roaming revenues between the Company's existing markets and the acquired markets.




UNITED STATES CELLULAR CORPORATION                                            21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


Competitive pressures and the Company's increasing use of pricing and other incentive programs that encourage weekend and off-peak usage at reduced rates, in order to stimulate overall usage, resulted in decreases in average local retail revenue per minute of use during both 1998 and 1997. The Company's average inbound roaming revenue per minute of use also decreased during both 1998 and 1997, in line with the ongoing trend toward reduced per minute prices for roaming negotiated between the Company and other cellular operators. Management anticipates that the Company's average revenue per minute of use for both local retail and inbound roaming revenues will continue to decline in the future, reflecting the continued effect of the previously mentioned factors.

LOCAL RETAIL REVENUE increased $204.2 million, or 36%, in 1998 and $153.8 million, or 37%, in 1997. Growth in the Company's customer base was the primary reason for the increases in local retail revenue in both years. The number of customers increased 28% to 2,183,000 at December 31, 1998, and increased 59% to 1,710,000 at December 31, 1997. A substantial portion of the percentage increase in customers in 1997 resulted from the BellSouth exchange, which occurred during the fourth quarter, diminishing the effect that transaction had on 1997's revenues. Management anticipates that overall growth in the Company's customer base will be slower in the future, primarily as a result of an increase in the number of competitors in its markets.












Average monthly local retail revenue per customer declined 7% to $33.44 in 1998 from $36.11 in 1997, and declined 9% in 1997 from $39.87 in 1996. Monthly local retail minutes of use per customer was 105 in 1998, 103 in 1997 and 107 in 1996. Average revenue per minute of use decreased as a result of the pricing and other incentive programs stated previously, totaling $.32 in 1998 compared to $.35 in 1997 and $.37 in 1996. The decrease in average monthly local retail revenue per customer primarily reflects the increasing level of competition for wireless services and the Company's and the industry's continued penetration of the consumer market.

INBOUND ROAMING REVENUE increased $25.1 million, or 12%, in 1998 and $24.2 million, or 13%, in 1997. The growth in inbound roaming revenue in 1998 is affected by the exchange of markets with BellSouth. Prior to the BellSouth exchange, revenue from BellSouth customers from markets included in the exchange who were roaming in the Company's service areas was recorded as inbound roaming revenue. Subsequent to the exchange, these roaming transactions are recorded as outbound roaming revenue, which is reported as an offset to system operations expense. Also affecting the growth in inbound roaming revenue in 1998 and 1997 was an increase in roaming minutes used on the Company's systems and a decrease in revenue per minute. Although the number of minutes used by customers from other wireless systems when roaming in the Company's service areas increased by 48% in 1998 and 27% in 1997, these increases were mostly offset by the decrease in average revenue per minute due to the downward trend in negotiated rates. Average inbound roaming revenue per minute totaled $.65 in 1998, $.83 in 1997 and $.92 in 1996. Both the increase in minutes of use and the decrease in revenue per minute of use were significantly affected by certain "one rate" programs offered by other wireless companies. Monthly inbound roaming revenue per Company customer averaged $10.50 in 1998, $13.81 in 1997 and $18.58 in 1996. The decreases in monthly inbound roaming revenue per Company customer in both years are attributable to a larger increase in the Company's customer base than in inbound roaming revenue.

LONG-DISTANCE REVENUE increased $39.6 million, or 61%, in 1998 and $12.0 million, or 23%, in 1997 as the volume of long-distance calls billed by the Company increased. A substantial portion of the 1998 increase is due to the increase in volume of long-distance calls in both the markets acquired in the BellSouth exchange and the Company's existing markets adjacent to the acquired markets. Monthly long-distance revenue per customer averaged $4.51 in 1998, $4.10 in 1997 and $5.05 in 1996.

EQUIPMENT SALES REVENUES increased $15.0 million, or 63%, in 1998 and $6.6 million, or 38%, in 1997. The increases in equipment sales revenues reflect the 20% and 33% increases, respectively, in the number of gross customer activations, to 896,000 in 1998 from 746,000 in 1997 and 563,000 in 1996, plus an increase in the volume of accessories sold. Most of the gross customer activations were produced by the Company's direct and retail distribution channels; activations from these channels usually generate sales of cellular telephone units. The increases in the volume of accessories sold in both years reflect an increased emphasis on the sale of accessories at retail prices primarily in the Company's retail locations.


22                                            UNITED STATES CELLULAR CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



OPERATING EXPENSES

OPERATING EXPENSES totaled $986.4 million in 1998, up $239.0 million, or 32%, over 1997. Operating expenses totaled $747.4 million in 1997, up $154.7 million, or 26%, over 1996. Beginning on January 1, 1998, the Company changed its income statement presentation of certain corporate marketing department expenses from general and administrative expenses to marketing and selling expenses, which the Company believes is the more appropriate classification for these expenses. Amounts have been reclassified for previous years, including the 1997 and 1996 information provided throughout this Annual Report. The effect of such reclassification is not material to either marketing and selling expenses or general and administrative expenses, and does not have any effect on operating income or net income.

SYSTEM OPERATIONS EXPENSES increased $40.5 million, or 26%, in 1998 and $35.8 million, or 30%, in 1997. These increases were primarily a result of increases in customer usage expenses and costs associated with serving the Company's increased number of customers and the growing number of cell sites within the Company's systems. In total, system operations costs are expected to continue to increase as the number of customers using and the number of cell sites within the Company's systems grows.

Customer usage expenses represent charges from other telecommunications service providers for the Company's customers' use of their facilities as well as for the Company's inbound roaming traffic on these facilities. Also included are costs related to local interconnection to the landline network, toll charges and expenses incurred by the Company when its customers use systems other than their local systems ("outbound roaming"). These expenses are offset some- what by amounts the Company bills to its customers for outbound roaming.

Customer usage expenses increased $30.3 million, or 30%, in 1998 and $24.3 million, or 32%, in 1997. The increases in 1998 and 1997 are primarily due to the 59% and 85% increases, respectively, in net outbound roaming expense, which has resulted from the Company offering its customers increasingly larger service footprints in which their calls are billed at local rates. In an increasing number of cases, these service areas include other operators' service areas. The Company pays roaming rates to the other carriers for calls the Company's customers make in these areas, while charging those customers a local rate which is usually lower than the roaming rate. Also contributing to the increases in customer usage expenses in 1998 and 1997 were 8% and 20% rises, respectively, in costs related to the increase in minutes used on the Company's systems, partially offset by 28% and 64% reductions, respectively, in costs related to fraudulent use of the Company's customers' cellular telephone numbers.The Company continues to implement procedures in its markets to combat this fraud, which is primarily related to roaming usage. Customer usage expenses represented 12% of service revenues both in 1998 and 1997 and 11% in 1996.

Maintenance, utility and cell site expenses increased $10.2 million, or 19%, in 1998, and $11.5 million, or 27%, in 1997. The increase primarily reflects an increase in the number of cell sites in the Company's systems, to 2,065 in 1998 from 1,748 in 1997 and 1,328 in 1996.

MARKETING AND SELLING EXPENSES increased $49.9 million, or 28%, in 1998, and $48.7 million, or 37%, in 1997. Marketing and selling expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent expenses; corporate marketing department salaries and expenses; local advertising; and public relations expenses. The 1998 increase was primarily due to a 20% rise in the number of gross customer activations, to 896,000 in 1998 from 746,000 in 1997. The 1997 increase was primarily due to a 33% rise in the number of gross customer activations, to 746,000 in 1997 from 563,000 in 1996. Marketing cost per gross customer activation, which includes marketing and selling expenses and losses on equipment sales, decreased less than 1% to $317 in 1998 from $318 in 1997, and decreased 4% in 1997 from $332 in 1996. The decrease in cost per gross customer activation has been slowed somewhat by additional advertising expenses incurred to promote the Company's brand and to distinguish the Company's service offerings from those of other competitors.

COST OF EQUIPMENT SOLD increased $12.1 million, or 15%, in 1998, and $8.3 million, or 11%, in 1997. The increases in both years reflect the growth in unit sales related to the 20% and 33% increases, respectively, in gross customer activations in 1998 and 1997. Also contributing to the increase was a greater volume of sales of accessories.

GENERAL AND ADMINISTRATIVE EXPENSES increased $62.1 million, or 31%, in 1998 and $38.5 million, or 24%, in 1997. These expenses include the costs of operating the Company's local business offices and its corporate expenses other than the corporate engineering and marketing departments. The increase includes the effects of increases in expenses required to serve the growing customer base in existing markets and an expansion of both local administrative office and corporate staff, necessitated by growth in the Company's business. Also, the Company incurred start-up costs in 1998 related to its five Communications Centers, which were created to centralize certain customer service functions. Employee-related expenses increased $27.3 million, or 29%, in 1998 and $19.4 million, or 26%, in 1997, primarily due to increases in the number of customer service and administrative employees. The Company is using an ongoing clustering strategy to combine local and customer service operations wherever feasible in order to gain operational efficiencies and reduce its per unit administrative expenses. Monthly general and




UNITED STATES CELLULAR CORPORATION                                            23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

administrative expenses per customer decreased 11% to $11.37 in 1998 from $12.74 in 1997, and decreased 18% in 1997 from $15.59 in 1996. General and administrative expenses represented 23% of service revenues in 1998 and 24% both in 1997 and 1996.

Operating cash flow increased $120.9 million, or 46%, to $382.9 million in 1998 and increased $65.7 million, or 33%, to $261.9 million in 1997. The improvements in both years were primarily due to substantial growth in customers and service revenues, the effects of improved operational efficiencies on cash operating expenses and the effect of net acquisitions. Operating cash flow margins (as a percent of service revenues) were 34.1% in 1998, 30.7% in 1997 and 29.6% in 1996.

DEPRECIATION EXPENSE increased $69.6 million, or 71%, in 1998 and $23.0 million, or 31%, in 1997. The increases reflect rising average fixed asset balances, which increased 27% in 1998 and 35% in 1997, plus a reduction in useful lives of certain assets beginning in 1998 which increased depreciation expense by an additional $23.2 million in that year. In 1999, the Company expects depreciation expense to increase by approximately the same percentage as the increase in average fixed assets during the year. Increased fixed asset balances in both 1998 and 1997 resulted from the addition of new cell sites built to improve coverage and capacity in the Company's markets, from upgrades to provide digital service and from the acquisition of markets from BellSouth in 1997.

AMORTIZATION OF INTANGIBLES increased $4.8 million, or 14%, in 1998 and $580,000, or 2%, in 1997. The increase in 1998 primarily reflects a 9% increase in investment in licenses, related both to acquisitions completed during the year and to the BellSouth exchange completed in 1997.

OPERATING INCOME
OPERATING INCOME totaled $176.1 million in 1998, a 36% increase over 1997. Operating income totaled $129.5 million in 1997, a 48% increase over 1996. The operating income margin was 15.7% in 1998, 15.2% in 1997 and 13.2% in 1996. The improvements in operating income and operating income margins in both 1998 and 1997 reflect increased revenues resulting from growth in the number of customers served by the Company's systems and the effect of continued operational efficiencies on total operating expenses.

The Company expects service revenues to continue to grow during 1999; however, management anticipates that average monthly revenue per customer will continue to decrease as local retail and inbound roaming revenue per minute of use decline and as the Company further penetrates the consumer market. Additionally, the Company expects expenses to increase during 1999 as it incurs costs associated with both customer growth and cell sites added.











Management believes there exists a seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth, which may cause operating income to vary from quarter to quarter. Additionally, competitors licensed to provide personal communications services ("PCS") have initiated service in certain of the Company's markets over the past two and a half years. The Company expects PCS operators to continue deployment of PCS in portions of all of the Company's clusters throughout 1999. The Company has increased its advertising, particularly brand advertising, in 1997 and 1998 to promote the United States Cellular(R) brand and distinguish the Company's service from other wireless communications providers. The Company's management continues to monitor other wireless communications providers' strategies to determine how additional competition is affecting the Company's results. While the effects of additional wireless competition have slowed customer growth in certain of the Company's markets, the overall effect on the Company's total customer growth to date has not been material. However, management anticipates that customer growth will be lower in the future, primarily as a result of the increase in the number of competitors in its markets.

INVESTMENT AND OTHER INCOME
INVESTMENT AND OTHER INCOME totaled $251.8 million in 1998, $95.3 million in 1997 and $177.3 million in 1996. GAIN ON SALE OF CELLULAR AND OTHER INVESTMENTS totaled $215.2 million in 1998, reflecting gains recorded on the sales of the Company's majority interest in one market and minority interests in several markets, and also related to cash received from TDS pursuant to an agreement between the Company and TDS. Gains totaling $30.3 million were recorded in 1997 from sales of the Company's majority interest in one market and minority interests in two other markets, and on cash received from the settlement of a legal matter. Gains totaling $132.7 million were

24                                            UNITED STATES CELLULAR CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


recorded in 1996 from sales of the Company's majority interests in eight markets and minority interests in two other markets, on cash received in an exchange of markets with another cellular operator and on cash received from the settlement of two separate legal matters. See "Financial Resources and Liquidity--Acquisitions and Divestitures" for further discussion of these transactions.

INVESTMENT INCOME was $42.5 million in 1998, $77.1 million in 1997 and $51.5 million in 1996. Investment income primarily represents the Company's share of net income from the markets managed by others that are accounted for by the equity method. Investment income in 1998 was negatively impacted by the completion of the exchange transaction with BellSouth in 1997 and the divestitures of certain minority interests to AirTouch Communications ("AirTouch") in the first half of 1998. See "Financial Resources and Liquidity Acquisitions and Divestitures" for further discussion of these transactions.

INTEREST AND INCOME TAXES
INTEREST EXPENSE totaled $39.8 million in 1998, $29.4 million in 1997 and $23.1 million in 1996. Interest expense in 1998 is primarily related to Liquid Yield Option Notes ("LYONs") ($16.5 million); the Company's 7.25% Notes (the "Notes") issued during the third quarter of 1997 ($18.5 million); and the Company's revolving credit facility with a series of banks ("Revolving Credit Facility") ($1.1 million). Interest expense in 1997 was primarily related to LYONs ($15.5 million), the Company's 7.25% Notes ($6.4 million), borrowings under vendor financing agreements ($4.7 million) and borrowings under the Revolving Credit Agreement with Telephone and Data Systems, Inc. ("TDS"), the Company's parent organization ($1.9 million). Interest expense in 1996 was primarily related to LYONs ($14.4 million) and borrowings under vendor financing agreements ($8.0 million).

In August 1997, the Company sold $250 million principal amount of 7.25% Notes under a shelf registration statement, priced to yield 7.33% to maturity. The Notes are unsecured and become due in August 2007. Interest on the Notes is payable semi-annually on February 15 and August 15 of each year. The Notes will be redeemable, in whole or in part, at the option of the Company at any time after August 2004. All borrowings under the vendor financing agreements and under the Revolving Credit Agreement with TDS were repaid in August 1997 with a portion of the proceeds from the Notes offering.

The LYONs are zero coupon convertible debentures which accrete interest at 6% annually, but do not require current cash payments of interest. All accreted interest is added to the outstanding principal balance on June 15 and December 15 of each year.

The Revolving Credit Facility is a seven-year facility which was established in 1997 to replace the Company's Revolving Credit Agreement with TDS as its primary short-term borrowing facility. Borrowings under this facility accrue interest at the London InterBank Offered Rate ("LIBOR") plus 26.5 basis points (for a rate of 5.3% at December 31, 1998). Interest and principal are due the last day of the borrowing period, as selected by the borrower, of either seven days or one, two, three or six months; any borrowings made under the facility are short-term in nature and automatically renew until they are repaid. Any borrowings outstanding in August 2004, the termination date of the Revolving Credit Facility, are due and payable at that time along with any accrued interest. The Company borrowed and repaid amounts totaling $57 million during 1998.

INCOME TAX EXPENSE was $171.2 million in 1998, $83.9 million in 1997 and $111.6 million in 1996. In 1998, 1997 and 1996, $86.9 million, $14.1 million and $65.3 million of income tax expense, respectively, related to the gains on sales of cellular interests. The effective tax rates were 44% in 1998, 43% in 1997 and 46% in 1996. The fluctuation in effective tax rates in each year is primarily related to the nature of the gains on sales of cellular interests, which have varying tax rates.

TDS and the Company are parties to a Tax Allocation Agreement, pursuant to which the Company is included in a consolidated federal income tax return with other members of the TDS consolidated group. For financial reporting purposes, the Company computes federal income taxes as if it were filing a separate return as its own affiliated group and was not included in the TDS group.

NET INCOME
NET INCOME totaled $216.9 million in 1998, $111.5 million in 1997 and $129.9 million in 1996. EARNINGS PER SHARE was $2.48 in 1998, $1.29 in 1997 and $1.51 in 1996. Net income and earnings per share for all three years included significant after-tax gains on the sales of cellular interests, representing $128.2 million and $1.46 per share in 1998, $16.2 million and $0.19 per share in 1997 and $67.4 million and $0.78 per share in 1996, respectively.

FINANCIAL RESOURCES AND LIQUIDITY
The Company operates a capital- and marketing-intensive business. In recent years, the Company has generated operating cash flow and received cash proceeds from divestitures to fund most of its construction costs and substantially all of its operating expenses. The Company anticipates further increases in cellular units in service, revenues, operating cash flow and cell sites as it continues its growth strategy. Operating cash flow may fluctuate from quarter to quarter depending on the seasonality of each of these growth factors.





UNITED STATES CELLULAR CORPORATION                                            25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



CASH FLOWS FROM OPERATING ACTIVITIES provided $311.1 million in 1998, $222.1 million in 1997 and $137.5 million in 1996. Operating cash flow provided $382.9 million in 1998, $261.9 million in 1997 and $196.2 million in 1996. Cash flows from other operating activities (investment and other income, interest expense, income taxes, changes in working capital and changes in other assets and liabilities) required $71.8 million in 1998, $39.8 million in 1997 and $58.7 million in 1996. Income taxes and interest paid totaled $120.0 million in 1998, $47.1 million in 1997 and $71.4 million in 1996.

CASH FLOWS FROM FINANCING ACTIVITIES required $2.7 million in 1998, provided $135.9 million in 1997 and required $11.2 million in 1996. In 1997, the Notes offering provided $243.1 million of cash. A portion of the proceeds from the Notes offering was used to repay all outstanding borrowings under the Revolving Credit Agreement with TDS and under vendor financing agreements, aggregating $160.5 million. Repayments of borrowings under the vendor financing agreements earlier in 1997 totaled $13.7 million. In 1996, issuances of USM Common Shares, primarily to TDS, provided $10.5 million while repayments of debt under the vendor financing agreements required $21.5 million.

CASH FLOWS FROM INVESTING ACTIVITIES required $270.2 million in 1998, $358.5 million in 1997 and $150.3 million in 1996. Cash required for property, plant and equipment and system development expenditures totaled $320.4 million in 1998, $318.7 million in 1997 and $248.1 million in 1996. In 1998 and 1996, these expenditures were financed primarily with internally generated cash and the proceeds from the sales of cellular interests. In 1997, these expenditures were financed primarily with internally generated cash and the proceeds of the Notes offering. These expenditures primarily represent the construction of 281,331 and 242 cell sites in 1998, 1997 and 1996, respectively, plus other plant additions and costs related to the development of the Company's office systems. In 1998, other plant additions included significant amounts related to the replacement of retired assets and the changeout of analog radio equipment for digital radio equipment. The Company received net cash proceeds totaling $148.3 million in 1998, $61.1 million in 1997 and $213.0 million in 1996 related to sales of cellular interests. Cash distributions from cellular entities in which theCompany has an interest provided $27.7 million in 1998, $52.4 million in 1997 and $23.5 million in 1996. Acquisitions required $117.3 million in 1998, $128.8 million in 1997 and $116.4 million in 1996.

Anticipated capital requirements for 1999 primarily reflect the Company's construction and system expansion program. The Company's construction and system expansion budget for 1999 is approximately $300 million, to expand and enhance the Company's coverage in its service areas, including the addition of digital service capabilities to its systems, and to enhance the Company's office systems.









ACQUISITIONS AND DIVESTITURES
The Company assesses its cellular holdings on an ongoing basis in order to maximize the benefits derived from clustering its markets. As the Company's clusters have grown, the Company's focus has shifted toward exchanges and divestitures of managed and investment interests along with the outright purchases of controlling interests which helped build the Company's clusters since its inception. Over the past few years, the Company has completed exchanges of controlling interests in its less strategic markets for controlling interests in markets which better complement its clusters. The Company has also completed outright sales of other less strategic markets, and has purchased controlling interests in markets which enhance its clusters. The proceeds from any sales have been used to further the Company's growth.

In 1998, the Company acquired majority interests in six markets and other interests in several markets, representing approximately 1.3 million pops, for a total consideration of $168.3 million. The consideration primarily consisted of cash and approximately 46,000 USM Common Shares issued to TDS as reimbursement for consideration paid by TDS directly to the sellers.

In 1997, the Company purchased majority interests in two markets and several minority interests, representing approximately 534,000 pops. The total consideration paid for these purchases, primarily in the form of cash and USM Common Shares issued to TDS to reimburse TDS for the value of TDS Common Shares issued to third parties, totaled $81.4 million.

Also in 1997, the Company completed an exchange with BellSouth. Pursuant to the exchange, USM received majority interests representing approximately 4.0 million pops in exchange for majority interests representing approximately 2.0 million pops, minority interests representing approximately 1.2 million pops, and a net amount of $86.7 million in cash.

26                                            UNITED STATES CELLULAR CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


The majority interests USM received are in 12 markets adjacent to its Iowa/Missouri/Illinois/Indiana and Wisconsin/ Illinois clusters.

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

In 1998, the Company divested a majority interest in one market and minority interests in several markets, representing approximately 1.1 million pops. In exchange, the Company received approximately 4.1 million shares of AirTouch stock and cash totaling $148.4 million. Approximately $28.7 million of the total cash received was pursuant to a contract right termination agreement entered into between the Company and TDS. This agreement was related to two interests which were sold directly by TDS to AirTouch and which were to be acquired by the Company as part of a June 1996 agreement between the Company and TDS. The contract right termination agreement enabled the Company to receive cash equal to the value of the gain the Company would have realized had it purchased the interests from TDS and sold them to AirTouch under terms similar to those in the agreement between TDS and AirTouch.

In 1997, the Company sold a majority interest in one market and minority interests in two other markets, representing approximately 358,000 pops, for an aggregate consideration of $54.5 million in cash and receivables.

In 1996, the Company sold majority interests in eight markets and minority interests in two other markets, representing approximately 1.2 million pops, and divested a majority interest in another market through an exchange with another cellular operator. The Company received cash consideration totaling $187.8 million from these sales and from the exchange. The Company also settled two separate legal matters during 1996, receiving $30.3 million in cash from those transactions. In total, sales, exchange and litigation settlements provided the Company with cash totaling $218.1 million in 1996.

As of December 31, 1998, the Company had agreements pending to acquire minority interests in two markets in which it already owns majority interests, representing 74,000 pops, for consideration totaling $8.1 million in cash. Also at December 31, 1998, the Company had an agreement pending to divest a majority interest in one market, representing 264,000 pops, for $35.2 million in cash. The Company will not record a gain or loss on the sale transaction. The Company expects all of the pending transactions to be completed in the first half of 1999.














LIQUIDITY
The Company anticipates that the aggregate resources required for 1999 will include approximately $300 million for capital spending and approximately $8 million to complete pending acquisitions. The Company is generating substantial cash from its operations and anticipates financing its capital spending for 1999 primarily with internally generated cash, proceeds from the sales of cellular interests and short-term borrowings. The Company had $52 million of cash and cash equivalents at December 31, 1998 and expects to receive approximately $35 million from a pending divestiture. Additionally, the entire balance of $500 million under the Company's Revolving Credit Facility is unused and remains available to meet any short-term borrowing requirements.

Management believes that the Company's operating cash flows and sources of external financing, including the above-referenced Revolving Credit Facility, provide substantial financial flexibility for the Company to meet both its short- and long-term needs. The Company also currently has access to public and private capital markets to help meet its long- term financing needs. The Company anticipates issuing debt and equity securities only when capital requirements (including acquisitions), financial market conditions and other factors warrant.


UNITED STATES CELLULAR CORPORATION                                            27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


TDS TRACKING STOCK
Proposal On December 18, 1998, TDS announced that it had with-drawn its offer to acquire all of the issued Common Shares of the Company which TDS does not own, pursuant to a merger, in exchange for a TDS tracking stock which follows the performance of the Company. Earlier in 1998, the Company's Board of Directors had appointed Mr. Paul- Henri Denuit, an independent Director of the Company, to a special committee (the "Special Committee") of the Board of Directors to consider this offer. Because the offer to acquire the Company's Common Shares was withdrawn, the Special Committee was dissolved.

MARKET RISK
The Company is subject to market rate risks due to fluctuations in interest rates and equity markets. All of the Company's current debt is in the form of long-term fixed-rate notes with original maturities ranging from seven to 20 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such instruments. The Company does not enter into financial derivatives to reduce its exposure to interest rate risks.

The Company has $995.0 million of debt repayments which are all due after 2003. The weighted average interest rate on this debt is 6.59%, and the fair value of the debt was $562.3 million as of December 31, 1998. The fair value was estimated using discounted cash flow analysis.

The Company maintains a portfolio of available for sale marketable equity securities which were acquired as consideration for the divestiture of certain non-strategic cellular interests. The market value of these investments, in the form of AirTouch common shares, amounted to approximately $296.9 million at December 31, 1998. A hypothetical 10% decrease in the price of these shares would result in a $29.7 million decline in the market value of the shares.

YEAR 2000 ISSUE
The Year 2000 issue exists because many computer systems and applications abbreviate dates using only two digits rather than four digits, e.g., "98" rather than "1998". Unless corrected, this shortcut may cause problems when the century date "2000" occurs. On that date, some computer operating systems and applications and embedded technology may recognize the date as January 1, 1900 instead of January 1, 2000. If the Company fails to correct any critical Year 2000 processing problems prior to January 1, 2000, the affected systems may either cease to function or produce erroneous data, which could have material adverse operational and financial consequences.

The Company's management has established a project team to address Year 2000 issues. The Company's plan to address the Year 2000 Issue consists of five general phases: (i) Awareness (ii) Assessment, (iii) Renovation, (iv) Validation and (v) Implementation.

The awareness phase consisted of establishing a Year 2000 project team, that reports periodically to the Company's Audit Committee, and developing an overall strategy. A Year 2000 Program Office has been established at the TDS corporate level to coordinate activities of the Year 2000 project team, to monitor the current status of individual projects, to report periodically to the TDS Audit Committee and to promote the exchange of information between all TDS business units to share knowledge and solution techniques. The Year 2000 effort covers the network and supporting infrastructure for the provision of cellular services; the operational and financial information technology ("IT") systems and applications, including computer systems that support key business functions such as billing, finance, customer service procurement and supply; and a review of the Year 2000 compliance efforts of the Company's critical vendors.

The assessment phase includes the identification of core business areas and processes, analysis of systems and hardware supporting the core business areas and the prioritization of renovation or replacement of the systems and hardware that are not Year 2000 compliant. Included in the assessment phase is an analysis of risk management factors such as contingency plans and legal matters. The assessment phase was largely complete early in the first quarter of 1999.

Certain critical systems and hardware components have been identified and are in the renovation phase. The renovation phase consists of the conversion or replacement of selected platforms, applications, databases and utilities. The renovation of critical hardware, systems and applications is scheduled to be substantially completed by the third quarter of 1999.

The validation phase includes testing, verifying and validating the renovated or replaced platforms, applications, databases and utilities. The validation phase consists of independent verification testing of key hardware, systems and applications as well as network and system component upgrades received from suppliers. In addition, selected Year 2000 upgrades are slated to undergo testing in a controlled environment that replicates the current environment and is equipped to simulate the turn of the century and leap year dates. The Cellular Telecommunications Industry Association ("CTIA") has formed a working group to coordinate efforts of various carriers and manufacturers to facilitate inter-network Year 2000 testing. Validation of critical hardware, systems and applications is scheduled to be completed in the third quarter of 1999.

The implementation phase involves switching over to the converted and renovated systems and applications. This phase is expected to be completed during the fourth quarter of 1999.


28                                           UNITED STATES CELLULAR CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


Management cannot provide assurance that its plan to achieve Year 2000 compliance will be successful as it is subject to various risks and uncertainties. The Company's current schedule is subject to change depending on developments that may arise through unforeseen circumstances in the renovation, validation and implementation phases of the Company's compliance efforts.The Company, like most other telecommunications operators, is highly dependent on the telecommunications network vendors to provide compliant hardware, systems and applications and on other third parties, including vendors, other telecommunications service providers, government agencies and financial institutions, to deliver reliable services. The Company is dependent on the development of compliant hardware, systems and applications and upgrades by experts, both internal and external, and the availability of critical resources with the requisite skill sets. The Company's ability to meet its target dates is dependent upon the timely provision of necessary upgrades and modifications by its suppliers and internal resources. In addition, the Company cannot guarantee that third parties on whom it depends for essential services (such as electric utilities, financial institutions, interconnected telecommunications operators, etc.) will convert their critical systems and processes in a timely manner. Failure or delay by any of these parties could significantly disrupt the Company's business, including the provision of cellular service to customers, billing and collection processes and other areas of the business, and cause a material adverse effect on the Company's results of operations, financial position and cash flow.

The Company's worst case scenario regarding the Year 2000 Issue may involve interruption of telecommunications services and data processing service and/or interruption of customer billing, operating and other information systems. As part of its Year 2000 initiative, the Company is evaluating a variety of adverse scenarios and is in the process of developing contingency and business continuity plans tailored for adverse Year 2000-related occurrences. The contingency and business continuity plans are expected to assess the potential for business disruption in various scenarios, and to provide key operational backup, recovery and restorational alternatives.

The Company's contingency plan initiatives will include the following: reviewing, assessing and updating existing business recovery plans; identifying teams who will be on call during the millennium change to monitor the network, critical systems, operations centers and business processes to react immediately to facilitate repairs; re-prioritization of mission critical work processes and associated resources; developing alternate processes to support critical customer functions in the event information systems or mechanized processes experience Year 2000 disruptions; establishing replacement/repair parallel paths to provide for repair and readiness of existing systems and components that are scheduled for replacement by the Year 2000, in the event the replacement schedules are not met; developing alternate plans for critical suppliers of products and services that fail to meet Year 2000 compliance commitment schedules; developing data retention and recovery procedures to be in place for customer and critical business data to provide pre-millennium backups with on-site as well as off-site data copies. The Company anticipates having these contingency plans in place before December 31, 1999.

The Company estimates that the total direct costs related to the Year 2000 project will be approximately $3 million to $5 million. Through December 31, 1998, the total direct costs associated with the Year 2000 Issue were approximately $1 million. In recent years, the Company has made capital expenditures, primarily related to the ongoing upgrade of its network, to provide digital capabilities, as well as certain financial systems which are by design Year 2000 compliant but which will be tested. These expenditures are not considered to be directly related to the Year 2000 project because they are in conjunction with the Company's overall operating strategies to add digital capabilities for competitive purposes and to improve financial systems and customer service. The Company anticipates making further capital expenditures during 1999 for similar purposes. The timing of the Company's specific Year 2000 project expenditures may vary and is not necessarily indicative of readiness efforts or progress to date. Though specific Year 2000 project costs will directly impact the reported level of future net income, the Company intends to manage its total cost structure, including deferral of non-critical projects, in an effort to mitigate the impact of Year 2000 project costs.

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

IMPORTANT FACTORS THAT MAY AFFECT THESE PROJECTIONS OR EXPECTATIONS INCLUDE, BUT ARE NOT LIMITED TO: CHANGES IN THE OVERALL ECONOMY; CHANGES IN COMPETITION IN MARKETS IN WHICH THE COMPANY OPERATES; ADVANCES IN TELECOMMUNICATIONS TECHNOLOGY; CHANGES IN THE TELECOMMUNICATIONS REGULATORY ENVIRONMENT; PENDING AND FUTURE LITIGATION; AVAILABILITY OF FUTURE FINANCING; START-UP OF PCS OPERATIONS; UNANTICIPATED CHANGES IN GROWTH IN CELLULAR CUSTOMERS, PENETRATION RATES, CHURN RATES AND THE MIX OF PRODUCTS AND SERVICES OFFERED IN THE COMPANY'S MARKETS; AND UNANTICIPATED PROBLEMS WITH THE YEAR 2000 ISSUE. READERS SHOULD EVALUATE ANY STATEMENTS IN LIGHT OF THESE IMPORTANT FACTORS.

UNITED STATES CELLULAR CORPORATION                                            29

CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF INCOME

                                                                                             Year Ended December 31,
(Dollars in thousands, except per share amounts)                                    1998            1997            1996
------------------------------------------------------------------------------------------------------------------------
Operating Revenues
   Service                                                                   $ 1,123,454      $  852,991      $  662,681
   Equipment sales                                                                39,013          23,974          17,387
                                                                             -----------      ----------     -----------
      Total Operating Revenues                                                 1,162,467         876,965         680,068
                                                                             -----------      ----------     -----------


Operating Expenses
   System operations                                                             193,625         153,137         117,368
   Marketing and selling                                                         228,844         178,984         130,310
   Cost of equipment sold                                                         94,378          82,302          74,023
   General and administrative                                                    262,766         200,620         162,162
   Depreciation                                                                  167,150          97,591          74,631
   Amortization of intangibles                                                    39,629          34,788          34,208
                                                                             -----------      ----------     -----------
      Total Operating Expenses                                                   986,392         747,422         592,702
                                                                             -----------      ----------     -----------


                                                                             -----------      ----------     -----------
Operating Income                                                                 176,075         129,543          87,366
                                                                             -----------      ----------     -----------


Investment and Other Income
   Investment income                                                              42,451          77,121          51,518
   Amortization of licenses related to investments                                (1,039)         (2,084)         (1,391)
   Interest income                                                                 5,695           5,863          10,093
   Other (expense), net                                                           (4,413)         (3,614)         (1,881)
   Minority share of income                                                       (6,039)        (12,298)        (13,743)
   Gain on sale of cellular and other investments                                215,154          30,318         132,718
                                                                             -----------      ----------     -----------
      Total Investment and Other Income                                          251,809          95,306         177,314
                                                                             -----------      ----------     -----------
Income Before Interest and Income Taxes                                          427,884         224,849         264,680
                                                                             -----------      ----------     -----------


Interest Expense
   Interest expense - other                                                       39,772          27,414          23,111
   Interest expense - affiliate                                                       --           1,948              --
                                                                             -----------      ----------     -----------
      Total Interest Expense                                                      39,772          29,362          23,111
                                                                             -----------      ----------     -----------


Income Before Income Taxes                                                       388,112         195,487         241,569
Income tax expense                                                               171,165          83,948         111,640
                                                                             -----------      ----------     -----------
Net Income                                                                   $   216,947      $  111,539     $  129,929
                                                                             -----------      ----------     -----------


Weighted Average Common and Series A Common Shares (000s)                         87,323          86,346          85,797


Basic Earnings Per Common and Series A Common Share                          $      2.48      $     1.29      $     1.51
                                                                             -----------      ----------     -----------


DILUTED EARNINGS PER COMMON AND SERIES A COMMON SHARE                        $      2.48      $     1.29      $     1.51
                                                                             -----------      ----------     -----------
------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

30                                            UNITED STATES CELLULAR CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Year Ended December 31,
-------------------------------------------------------------------------------------------------------------------
(Dollars  in thousands)                                                             1998            1997            1996
-------------------------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities
   Net income                                                                 $  216,947      $  111,539      $  129,929
   Add (Deduct) adjustments to reconcile net
      income to net cash provided by operating activities
         Depreciation and amortization                                           206,779         132,379         108,839
         Deferred income tax provision                                           107,201          24,077          63,137
         Investment income                                                       (42,451)        (77,121)        (51,518)
         Minority share of income                                                  6,039          12,298          13,743
         Gain on sale of cellular and other investments                         (215,154)        (30,318)       (132,718)
         Other noncash expense                                                    24,660          18,786          19,260
         Change in accounts receivable                                           (26,998)        (10,038)        (16,706)
         Change in accounts payable                                               61,977          (1,646)         12,709
         Change in accrued interest                                                  532           6,413             204
         Change in accrued taxes                                                 (26,246)         26,297         (10,185)
         Change in customer deposits and deferred revenues                         6,523           5,083           5,254
         Change in other assets and liabilities                                   (8,710)          4,388          (4,439)
                                                                              -----------     ----------      -----------
                                                                                 311,099         222,137         137,509
                                                                              -----------     ----------      -----------
Cash Flows from Financing Activities
   Issuance of 7.25% unsecured notes                                                  --         243,053              --
   Vendor financing borrowings                                                        --              --           3,922
   Repayment of vendor financing                                                      --        (103,827)        (21,519)
   Borrowings from Revolving Credit Facility                                      57,000              --              --
   Repayment of Revolving Credit Facility                                        (57,000)             --              --
   Borrowings from Revolving Credit Agreement - TDS                                   --          70,444              --
   Repayment of Revolving Credit Agreement - TDS                                      --         (70,444)             --
   Repayment of notes payable                                                     (1,302)             --              --
   Common Shares issued                                                            2,567           2,503          10,483
   Capital distributions to minority partners                                     (3,991)         (5,849)         (4,099)
                                                                              -----------     ----------      -----------
                                                                                  (2,726)        135,880         (11,213)
Cash Flows from Investing Activities
   Additions to property, plant and equipment                                   (274,375)       (277,799)       (219,370)
   System development costs                                                      (46,042)        (40,949)        (28,753)
   Investments in and advances to minority interests in cellular entities         (2,823)        (20,084)        (22,256)
   Distributions from minority interests in cellular entities                     27,740          52,365          23,464
   Proceeds from sale of cellular and other investments                          148,329          61,145         212,979
   Acquisitions, excluding cash acquired                                        (117,319)       (128,828)       (116,387)
   Change in temporary investments and
      marketable non-equity securities                                               468          (1,088)             --
   Other investing activities                                                     (6,227)         (3,305)             --
                                                                              -----------     ----------      -----------
                                                                                (270,249)       (358,543)       (150,323)
                                                                              -----------     ----------      -----------

Net Increase (Decrease) in Cash and Cash Equivalents                              38,124            (526)        (24,027)

Cash and Cash Equivalents -
   Beginning of period                                                            13,851          14,377          38,404
                                                                              -----------     ----------      -----------
   End of period                                                              $   51,975      $   13,851      $   14,377
                                                                              -----------     ----------      -----------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

UNITED STATES CELLULAR CORPORATION                                            31

CONSOLIDATED FINANCIAL STATEMENTS



CONSOLIDATED BALANCE SHEETS - ASSETS


                                                                                                        December 31,
(Dollars in thousands)                                                                              1998            1997
----------------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents
      General funds                                                                         $     15,576     $    13,851
Affiliated cash equivalents                                                                       36,399              --
                                                                                            ------------     ------------
                                                                                                  51,975          13,851
   Temporary investments                                                                             284             218
   Accounts receivable
      Customers, less allowance of
         $6,054 and $5,259, respectively                                                          99,931          81,387
      Roaming                                                                                     46,634          30,689
      Affiliates                                                                                      26             170
      Other                                                                                       13,671          17,536
   Inventory                                                                                      16,673          11,836
   Prepaid expenses                                                                               10,506          15,714
   Other current assets                                                                            3,105           3,963
                                                                                            ------------     ------------
                                                                                                 242,805         175,364
                                                                                            ------------     ------------

Investments
   Licenses, net of accumulated amortization of
      $158,480 and $127,783, respectively                                                      1,248,053       1,150,924
   Minority interests in cellular entities                                                        92,886         128,810
   Notes and interest receivable                                                                  11,530          10,673
   Marketable equity securities                                                                  296,860              --
   Marketable non-equity securities                                                                  336             870
                                                                                            ------------     ------------
                                                                                               1,649,665       1,291,277
                                                                                            ------------     ------------

Property, Plant and Equipment
   In service and under construction                                                           1,400,597       1,212,575
   Less accumulated depreciation                                                                 389,754         272,322
                                                                                            ------------     ------------
                                                                                               1,010,843         940,253
                                                                                            ------------     ------------

Deferred Charges
   System development costs, net of accumulated amortization
      of $6,483 and $18,117, respectively                                                        127,742          78,306
   Other, net of accumulated amortization
      of $8,502 and $4,639, respectively                                                          16,581          23,716
                                                                                            ------------     ------------
                                                                                                 144,323         102,022
      Total Assets                                                                          $  3,047,636     $ 2,508,916
                                                                                            ------------     ------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.




32                                            UNITED STATES CELLULAR CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                                        December 31,
--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                              1998            1997
--------------------------------------------------------------------------------------------------------------------------

Current Liabilities
   Notes payable                                                                            $         --    $      1,302
   Accounts payable
      Affiliates                                                                                  11,508           2,466
      Other                                                                                      172,568         101,263
   Customer deposits and deferred revenues                                                        27,575          21,019
   Accrued interest                                                                                7,069           6,534
   Accrued taxes                                                                                  13,928          41,606
   Accrued compensation                                                                           13,263           9,112
   Other current liabilities                                                                      12,362          20,934
                                                                                            ------------    --------------
                                                                                                 258,273         204,236
                                                                                            ------------    --------------

Long-term Debt
   6% zero coupon convertible debentures                                                         281,487         265,330
   7.25% unsecured notes                                                                         250,000         250,000
                                                                                            ------------    --------------
                                                                                                 531,487         515,330
                                                                                            ------------    --------------
Deferred Liabilities and Credits
   Net deferred income tax liability                                                             258,123         100,725
   Other                                                                                           5,914           5,397
                                                                                            ------------    --------------
                                                                                                 264,037         106,122
                                                                                            ------------    --------------


Minority Interest                                                                                 43,609          53,908
                                                                                            ------------    --------------


Common Shareholders' Equity
   Common Shares, par value $1 per share;
      authorized 140,000,000 shares; issued and outstanding
      54,364,729 and 54,232,486 shares, respectively                                              54,365          54,232
   Series A Common Shares, par value $1 per share;
      authorized 50,000,000 shares;
      issued and outstanding 33,005,877 shares                                                    33,006          33,006
   Additional paid-in capital                                                                  1,319,895       1,285,530
   Accumulated other comprehensive income                                                         69,465              --
   Retained earnings                                                                             473,499         256,552
                                                                                            ------------    --------------
                                                                                               1,950,230       1,629,320
      Total Liabilities and Shareholders' Equity                                            $  3,047,636    $  2,508,916
                                                                                            ------------    --------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

UNITED STATES CELLULAR CORPORATION                                            33

CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

                                                                                                    Accumulated
                                                                                                      Other
                                              Series A     Additional      Common        Compre-      Compre-
                                   Common      Common        Paid-In        Shares       hensive      hensive    Retained
(Dollars in thousands)             Shares      Shares        Capital       Issuable      Income       Income     Earnings
-------------------------------------------------------------------------------------------------------------------


Balance, December 31, 1995       $  49,966     $33,006    $  1,206,614    $  24,784     $     --     $    --    $   15,084

Add (Deduct)
  Acquisition of
     cellular interests              2,194          --          65,089           --           --          --            --
  Employee benefit plans                62          --           1,575           --           --          --            --
  Redemption of USM and
   TDS Preferred Stock                 895          --          17,555           --           --          --            --
   Transfer of interests
     from TDS                           --          --         (45,761)          --           --          --            --
   Capital stock expense                --          --              (6)          --           --          --            --
   Shares issued pursuant to
     acquisition agreements             --          --              --      (24,784)          --          --            --
   Net income and
     comprehensive income               --          --              --           --      129,929          --       129,929
                                 ---------     -------    ------------    ---------     --------     -------    ----------
Balance, December 31, 1996          53,117      33,006       1,245,066           --                       --       145,013


Add (Deduct)
   Acquisition of
     cellular interests                996          --          31,489           --           --          --            --
   Employee benefit plans              118          --           2,376           --           --          --            --
   Redemption of USM and
     TDS Preferred Stock                 1          --              35           --           --          --            --
   Sale of interests transferred
     from TDS                           --          --           6,591           --           --          --            --
   Capital stock expense                --          --             (27)          --           --          --            --
   Net income and
     comprehensive income               --          --              --           --      111,539          --       111,539
                                 ---------     -------    ------------    ---------     --------     -------    ----------
Balance, December 31, 1997          54,232      33,006       1,285,530           --                       --       256,552

Add (Deduct)
   Acquisition of
     cellular interests                 46          --           1,257           --           --          --            --
   Employee benefit plans               87          --           2,480           --           --          --            --
   Sale of interests transferred
     from TDS                           --          --          30,628           --           --          --            --
   Net income                           --          --              --           --      216,947          --       216,947

   Other Comprehensive Income:
     Unrealized gain on
       marketable equity
       securities                       --          --              --           --       69,465      69,465            --
                                                                                       ---------
     Comprehensive income               --          --              --           --    $ 286,412          --            --
                                 ---------     -------    ------------    ---------    ---------     -------    ----------
Balance, December 31, 1998       $  54,365     $33,006      $1,319,895    $      --                  $69,465    $  473,499
                                 ---------     -------    ------------    ---------                  -------    ----------


34                                            UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. PROPOSED TDS CORPORATE RESTRUCTURING
In December 1997, United States Cellular Corporation (the "Company" or "USM") received a proposal from Telephone and Data Systems, Inc.("TDS"), which was part of a plan which had been adopted by the TDS Board of Directors and then approved by the shareholders of TDS in April 1998, to authorize three new classes of common stock. The three new classes of stock were intended to separately reflect the performance of TDS's cellular telephone, telephone and personal communications services businesses ("Tracking Stocks").

TDS proposed to issue Cellular Group Shares in exchange for all of the Common Shares of USM which are not owned by TDS, subject to approval by the Board of Directors and the shareholders of USM, and distribute one Cellular Group Share in the form of a stock dividend with respect to each outstanding Series A Common Share and Common Share of the Company.

On December 18, 1998, TDS announced that it had withdrawn its offer to acquire all of the issued Common Shares of the Company which TDS does not own, pursuant to a merger, in exchange for a TDS tracking stock which follows the performance of the Company. Earlier in 1998, the Company's Board of Directors had appointed Mr. Paul-Henri Denuit, an independent Director of the Company, to a special committee (the "Special Committee") of the Board of Directors to consider this offer. Because the offer to acquire the Company's Common Shares was withdrawn, the Special Committee was dissolved.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES THE COMPANY, A DELAWARE Corporation, is currently an 81.0%-owned subsidiary of Telephone and Data Systems, Inc.

NATURE OF OPERATIONS
USM owns, manages and invests in cellular systems throughout the United States and is the nation's eleventh largest cellular telephone company in terms of customers. The Company owned interests in 183 cellular markets, representing approximately 26.4 million population equivalents ("pops"), as of December 31, 1998. USM's 138 majority-owned and managed markets, primarily mid-sized and rural markets, served 2,183,000 customers in 24 states as of December 31, 1998. USM's Midwest Regional Market Cluster, which includes markets in Iowa, Wisconsin, Illinois and Missouri, served 924,000 customers at December 31, 1998, representing approximately 42% of USM's total customers served as of that date.


PRINCIPLES OF CONSOLIDATION
The accounting policies of USM conform to generally accepted accounting principles. The consolidated financial statements include the accounts of USM, its majority-owned subsidiaries, and partnerships in which USM has a majority partnership interest. All material intercompany accounts and transactions have been eliminated.

USM includes as investments in subsidiaries the value of the consideration given and all direct and incremental costs relating to acquisitions accounted for as purchases. All costs relating to unsuccessful negotiations for acquisitions are expensed.

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

As part of its cash management program, the Company utilizes controlled disbursement banking arrangements. Outstanding checks in excess of cash balances totaled $21.2 million at December 31, 1998 and are classified as Accounts payable in the Consolidated Balance Sheets. Sufficient funds were available to fund these outstanding checks when presented for payment.

The carrying amounts of Cash and cash equivalents and Temporary investments approximate their fair value due to the short-term nature of these investments.


UNITED STATES CELLULAR CORPORATION                                            35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTS RECEIVABLE
Accounts receivable consists of amounts owed by customers for both service provided and equipment sales, by other cellular carriers whose customers have used USM's cellular systems, by affiliated entities and by other partners for capital contributions and distributions.

DEFERRED CHARGES
Deferred system development costs represent costs incurred for the development of new information systems. Capitalized costs of information systems development are or will be amortized over a five- or seven-year period, starting when each new system is placed in service.

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

ADVERTISING COSTS
The Company expenses advertising costs as incurred. Advertising costs totaled $52.4 million, $41.4 million and $24.4 million for the years ended December 31, 1998, 1997 and 1996, respectively.

PENSION PLAN
Telephone and Data Systems, Inc. Wireless Companies' Pension Plan (the "Pension Plan"), a qualified noncontributory defined contribution pension plan, was adopted effective January 1, 1994. It provides pension benefits for the employees of USM and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $3.3 million, $1.0 million and $1.5 million in 1998, 1997 and 1996, respectively.

ACCOUNTING FOR COMPUTER SOFTWARE
DEVELOPED FOR OR OBTAINED FOR INTERNAL USE
The American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1 "Accounting for Computer Software Developed for or Obtained for Internal Use" which became effective January 1999. To eliminate the diversity in practice in accounting and improve financial reporting, SOP 98-1 provides guidance for accounting for software developed for internal use. Management is currently analyzing the impact of this statement, but does not anticipate that the effect on results of operations and financial position will be material.

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

Income tax provisions charged to net income are summarized below:

                              Year Ended December 31,
--------------------------------------------------------------------------------
(Dollars in thousands)      1998         1997         1996
--------------------------------------------------------------------------------
Federal income taxes
  Current              $  52,613     $ 46,357    $  35,613
  Deferred                91,671       22,109       54,509
State income taxes
  Current                 11,351       13,514       12,890
  Deferred                15,530        1,968        8,628
                       ---------     --------    ----------
Total income
  tax expense          $ 171,165      $83,948    $ 111,640
                       ---------     --------    ----------




36                                            UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The statutory federal income tax rate is reconciled to the Company's effective income tax rate below:


                                  Year Ended December 31,
--------------------------------------------------------------------------------
                            1998         1997         1996
--------------------------------------------------------------------------------
Statutory federal income
  tax rate                  35.0%        35.0%        35.0%
State income taxes,
  net of federal benefit     4.4          5.1          5.7
Amortization of license
  acquisition costs           .6          1.7          1.1
Corporations not included
  in consolidated federal
  income tax return           .4           .4           .8
Changes in tax basis         1.7           --           --
Valuation allowance on
  deferred tax asset          --           --         (1.2)
Sale of cellular interests    .7           .8          4.8
Resolution of prior
  period tax issues           .8           --           --
Other                         .5          (.1)          --
                            ----         -----        -----
Effective income tax rate   44.1%        42.9%        46.2%
                            ----         -----        -----


Deferred income taxes are provided for the temporary differences between the amount of the Company's assets and liabilities for financial reporting purposes and their tax basis.

USM had current deferred tax assets totaling $1.5 million and $2.5 million at December 31, 1998 and 1997, respectively, resulting primarily from the allowance for customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities are as follows:


                                          December 31,
--------------------------------------------------------------------------------
(Dollars in thousands)                   1998         1997
--------------------------------------------------------------------------------
Deferred Tax Asset
  Net operating loss carryforward   $  14,719    $  14,725
  Taxes on acquisitions                28,190       56,384
  Alternative minimum
   tax credit carryforward                 --        7,121
  Partnership investments               7,492          --
  Other                                   --           619
                                    ---------    ----------
                                       50,401       78,849

Less valuation allowance               13,448       10,233
                                    ---------    ----------
Total Deferred Tax Asset               36,953       68,616

Deferred Tax Liability
  Marketable equity securities        106,194          --
  Property, plant and equipment        67,803       52,668
  Equity investments                   63,650       65,956
  Licenses                             46,459       40,624
  Partnership investments                 --        10,093
  Other                                10,970          --
                                    ---------    ----------
Total Deferred Tax Liability          295,076      169,341
  Net Deferred Tax Liability         $258,123     $100,725
                                    ---------    ----------


The amount of state net operating loss ("NOL") carryforward (generating a $11.6 million deferred tax asset) available to offset future taxable income is primarily from the individual subsidiaries which generated the loss. The aggregate NOL is approximately $175.2 million at December 31, 1998 and expires between 1999 and 2013. A valuation allowance has been provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

USM has certain subsidiaries which are not included in the federal consolidated income tax return, but file separate tax returns. These subsidiaries had a federal NOL carryforward (generating a $3.1 million deferred tax asset) available to offset future taxable income aggregating approximately $8.2 million at December 31, 1998 which expires between 2004 and 2013.

The financial reporting basis of the marketable equity securities was greater than the tax basis at the date of acquisition, generating $59.9 million of deferred taxes. Additionally, the value of the marketable equity securities has appreciated since acquisition, generating $46.3 million of deferred taxes.

4. EARNINGS PER SHARE
The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," effective December 31, 1997. Earnings per Share amounts for 1996 have been restated to conform to current year presentation.

The amounts used in computing Earnings per Common Share and the effect on income and the weighted average number of Common and Series A Common Shares of dilutive potential common stock are as follows:


                              Year Ended December 31,
--------------------------------------------------------------------------------
(Dollars and shares in thousands)  1998         1997          1996
--------------------------------------------------------------------------------

Net Income used in
  Basic and Diluted
  Earnings Per Share             $216,947     $111,539     $129,929
                                 --------     --------     --------
Weighted Average
  Number of Common
  Shares used in Basic
  Earnings Per Share               87,323       86,346      85,797
Effect of
  Dilutive Securities:
  Convertible
   Preferred Stock                   --           --          51
  Stock Options
   and Stock
   Appreciation Rights               48           52          78
  Common Shares
   Issuable                          --           --         115
                                 --------     --------     --------

Weighted Average
  Number of Common
  Shares used in Diluted
  Earnings Per Share             87,371       86,398      86,041
                                 --------     --------     --------




UNITED STATES CELLULAR CORPORATION                                            37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Earnings per Common and Series A Common Share for the years ended December 31, 1998, 1997 and 1996 contain significant income amounts related to gains on the sale of cellular and other investments. Excluding the after-tax effect of these gains, both basic and diluted earnings per share were $1.02, $1.10 and $.73 for the years ended December 31, 1998, 1997 and 1996, respectively.

5. INVESTMENT IN LICENSES
Investment in licenses consists of the costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interests in cellular entities awarded licenses and all direct and incremental costs relating to acquiring the licenses. These costs are capitalized and amortized through charges to expense over 40 years, upon commencement of operations. Amortization expense amounted to $33.7 million, $29.2 million and $27.3 million in 1998, 1997 and 1996, respectively. Costs applicable to unsuccessful license applications are charged to expense. Investment in licenses at December 31, 1998 and 1997 include approximately $242 million and $281 million, respectively, of goodwill related to various acquisitions structured to be tax-free. No deferred taxes have been provided on this goodwill.

6. MINORITY INTERESTS IN CELLULAR ENTITIES
Minority interests in cellular entities consist of amounts invested in cellular entities in which USM holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

                                         December 31,
--------------------------------------------------------------------------------
(Dollars in thousands)                 1998         1997
--------------------------------------------------------------------------------
Equity method investments:
  Capital contributions,
   loans and advances               $  32,444    $  66,182
  Cumulative share of income          187,279      177,798
  Cumulative share of distributions  (130,295)    (117,174)
                                    ----------   ----------
                                       89,428      126,806
Cost method investments:
  Capital contributions,
   net of partnership distributions     3,458        2,004
                                    ----------   ----------
Total minority interests
  in cellular entities              $  92,886    $ 128,810
                                    ----------   ----------

As of December 31, 1998, USM followed the equity method of accounting for minority interests in 38 markets where the Company's ownership interest is 3% or greater. This method recognizes, on a current basis, USM's proportionate share of the income and losses accruing to it under the terms of the respective partnership and shareholder agreements. As of December 31, 1998, USM followed the cost method of accounting for its investments in seven markets where the Company's ownership interest is less than 3%.

The following summarizes the unaudited balance sheets and results of operations of the cellular system entities in which the USM's investments are accounted for by the equity method:


                                          December 31,
--------------------------------------------------------------------------------
(Unaudited, dollars in thousands)        1998         1997
--------------------------------------------------------------------------------
Assets
  Current                            $  598,071  $   361,561
  Due from affiliates                     6,721        2,724
  Property and other                  1,089,172    1,050,755
                                     ----------  ------------
                                     $1,693,964  $ 1,415,040
                                     ----------  ------------

Liabilities and Partners` capital
  Current liabilities                $  389,294   $  249,587
  Due to affiliates                      26,022       38,429
  Deferred credits                          783        6,604
  Long-term debt                        321,026       27,195
  Partners` capital
   and shareholders' equity             956,839    1,093,225
                                     ----------  ------------
                                     $1,693,964   $1,415,040
                                     ----------  ------------
                                     ----------  ------------

                                      Year Ended December 31,
--------------------------------------------------------------------------------
(Unaudited, dollars in thousands)  1998         1997          1996
--------------------------------------------------------------------------------
Results of Operations
  Revenues                      $1,548,884   $1,652,683   $1,269,835
  Costs and expenses             1,055,214    1,178,970      859,026
                                ----------   ----------   ----------
Operating income                   493,670      473,713      410,809
  Other (expense)
   income                          (19,639)      (7,292)         832
                                ----------   ----------   ----------
Net income                      $  474,031   $  466,421   $  411,641
                                ----------   ----------   ----------

7. MARKETABLE EQUITY SECURITIES
On January 30, 1998 and April 6, 1998, USM completed sales in which the Company received 4.1 million AirTouch Communications, Inc. ("AirTouch") common shares as consideration. These shares are classified as available-for-sale (see Note 10 - Acquisitions, Exchanges and Divestitures). At December 31, 1998, these noncurrent marketable equity securities are carried at market value ($296.9 million), which is greater than amounts recorded at historical cost ($181.1 million) resulting in an unrealized gain of $69.5 million, net of taxes ($46.3 million). The market value for the marketable equity securities is based on quoted market prices. The Company's net unrealized holding gain is included as an increase to Common Shareholders' Equity.

38                                            UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The provision for depreciation as a percentage of depreciable property, plant and equipment was 13.6%, 10.3% and 10.4% in 1998, 1997 and 1996, respectively. Composite depreciation as a percentage of depreciable property increased in 1998 due to the reduction in useful lives of certain assets in 1998, increasing the provision for depreciation.

The Company records renewals and betterments of units of property as additions to plant in service. The original cost of depreciable property retired is removed from plant in service and, together with removal cost less any salvage realized, is charged to depreciation expense. Repairs and renewals of minor units of property are charged to system operations expense.

Property, plant and equipment in service and under construction consists of:

                                       December 31,
(Dollars in thousands)                   1998         1997
--------------------------------------------------------------------------------
Cell site-related equipment        $  790,292   $  725,544
Switching-related equipment           116,198      105,955
Office furniture and equipment        127,397       89,987
Land, buildings and
  leasehold improvements              237,361      199,108
Work in process                        70,197       44,000
Other operating equipment              59,152       47,981
                                   ----------   -----------
                                   $1,400,597   $1,212,575
                                   ----------   -----------


9. SUPPLEMENTAL CASH FLOW DISCLOSURES
USM acquired certain cellular licenses and other cellular interests during 1998, 1997 and 1996. In conjunction with these acquisitions, the following assets were acquired, liabilities assumed and Common Shares issued:


                                      Year Ended December 31,
(Dollars in thousands)          1998            1997          1996
--------------------------------------------------------------------------------
Property, plant
  and equipment, net         $ 18,417            $112,696          $  7,069
Cellular licenses              94,590             130,336            90,341
(Decrease) increase in
  equity-method minority
  investments in entities      (2,317)            (90,332)           13,971
Accounts receivable             4,551              26,032             1,332
Accounts payable                 (370)            (31,117)           (1,081)
Other assets and liabilities,
  excluding cash acquired       3,751              13,699             1,493
Common Shares issued
  and issuable                 (1,303)            (32,486)            3,262
                             ---------           ---------         ---------
Decrease in cash due
  to acquisitions            $117,319            $128,828          $116,387
                             ---------           ---------         ---------


Following are supplemental cash flow disclosures regarding interest and income taxes paid and certain noncash transactions:

                                    Year Ended December 31,
(Dollars in thousands)          1998            1997          1996
--------------------------------------------------------------------------------
Interest paid               $ 18,966       $6,816      $ 7,001
Income taxes paid            101,041       40,316       64,402
Noncash interest expense      16,157       15,379       16,110
Additions to Property,
  Plant and Equipment
  and System Development
  financed through
  Accounts Payable            21,528        8,514        2,737
Common Shares issued
  by USM for redemption
  of USM Preferred
  Stock and TDS
  Preferred Shares          $     --       $   36      $18,450
                            --------       ------      -------


10. ACQUISITIONS, EXCHANGES AND DIVESTITURES
USM has acquired cellular interests for cash, promissory notes and USM and TDS Common Shares. USM has also divested cellular interests for cash, notes receivable and marketable equity securities and has completed exchanges of cellular interests with other cellular companies.

COMPLETED ACQUISITIONS
During 1998, USM completed the acquisition of majority interests in six markets and several minority interests, representing approximately 1.3 million pops, for a total consideration of $168.3 million as shown in the following table:


(Dollars in millions)                           Consideration
--------------------------------------------------------------------------------
46,000 Common Shares to TDS(1)                  $   1.3
Increase in Revolving Credit Facility              34.8
Repayment of Note Receivable                        3.4
Cash                                              128.8
                                                -------
Total                                           $ 168.3
                                                -------

(1) ISSUED TO REIMBURSE TDS FOR TDS SECURITIES ISSUED TO THIRD PARTIES IN CONNECTION WITH THE ACQUISITIONS.

During 1997, USM completed the acquisition of majority interests in two markets and several minority interests, representing approximately 534,000 pops, for a total consideration of $81.4 million as shown in the following table:

(Dollars in millions)                           Consideration
---------------------------------------------------------------------------------
1.0 million Common Shares to TDS(1)              $ 32.5
Increase in Revolving Credit Agreement with TDS    39.0
Cash                                                9.9
                                                 ------
  Total                                          $ 81.4
---------------------------------------------------------------------------------

(1) ISSUED TO REIMBURSE TDS FOR TDS SECURITIES ISSUED AND CASH PAID TO THIRD PARTIES IN CONNECTION WITH THE ACQUISITIONS.






UNITED STATES CELLULAR CORPORATION                                           39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 Assuming that the 1998 and 1997 acquisitions discussed above, which were accounted for as purchases, had taken place on January 1, 1997, unaudited pro forma results of operations would have been as follows:


                                     Year Ended December 31,
(Dollars in thousands,
except per share amounts               1998         1997
--------------------------------------------------------------------------------
Service Revenues                   $1,144,991     $883,126
Equipment Sales                        39,706       24,895
  Interest Expense
  (including cost to
  finance acquisitions)                40,248       33,641
Net Income                            218,151      109,119
Basic Earnings per
  Common Share                           2.50         1.25
Diluted Earnings per
  Common Share                     $     2.50     $   1.25
--------------------------------------------------------------------------------

EXCHANGE OF MARKETS WITH BELLSOUTH
In October 1997, USM completed an exchange with BellSouth Corporation. Pursuant to the exchange, USM received majority interests representing approximately 4.0 million pops in exchange for majority interests representing 2.0 million pops, minority interests representing 1.2 million pops and a net amount of $86.7 million in cash. The majority interests USM received are in 12 markets adjacent to its Iowa/Missouri/ Illinois/Indiana and Wisconsin/Illinois clusters.

COMPLETED DIVESTITURES
The gains recorded in 1998, 1997 and 1996 primarily reflect the sales of non-strategic cellular and certain other investments. In 1998, USM sold its majority interest in one market, and minority interests in several markets in exchange for 4.1 million AirTouch Common Shares and cash and received cash from TDS pursuant to an agreement between TDS and the Company. In 1997, USM sold its majority interest in one market and minority interests in two other markets and received cash from the settlement of a legal matter. In 1996, USM sold its majority interests in eight markets and minority interests in two other markets, received cash from the settlement of two separate legal matters and received cash in an exchange of markets with another cellular operator. In addition to the AirTouch Common Shares received in 1998, these transactions generated net cash proceeds of $148.3 million, $61.1 million and $213.0 million in 1998, 1997 and 1996, respectively.

PENDING ACQUISITIONS

At December 31, 1998, USM had entered into agreements with third parties to acquire minority interests in two markets in which the Company already owns a majority interest, representing 74,000 pops, for $8.1 million in cash. These transactions are expected to be completed during the first half of 1999.

PENDING DIVESTITURE OF MAJORITY INTEREST
USM had entered into an agreement to sell its majority interest in one market at December 31, 1998, representing 264,000 pops, for $35.2 million in cash. The Company will not record a gain or loss on this transaction, which it expects to complete during the first half of 1999.

11. REVOLVING CREDIT FACILITY
In 1997, USM established a seven-year $500 million revolving credit facility with a group of banks ("Revolving Credit Facility"). This facility replaces the Company's Revolving Credit Agreement with TDS as its primary short-term borrowing facility. As of December 31, 1998, no borrowings were outstanding under the Revolving Credit Facility.

The terms of the Revolving Credit Facility provide for borrowings with interest, at the London InterBank Offered Rate ("LIBOR") plus 26.5 basis points (for a rate of 5.3% at December 31, 1998). Interest and principal are due the last day of the borrowing period, as selected by the borrower, of either seven days or one, two, three or six months. USM pays facility and administration fees at an aggregate annual rate of 0.142% of the total $500 million facility. These payments totaled $710,000 in 1998 and $237,000 in 1997. The Revolving Credit Facility expires in August, 2004.

12. 6% ZERO COUPON CONVERTIBLE DEBENTURES
During 1995, the Company sold $745 million principal amount at maturity of zero coupon 6% yield to maturity convertible debt with proceeds to the Company of $221.5 million. This 20-year fixed rate debt, in the form of Liquid Yield Option Notes ("LYONs"), is subordinated to all senior indebtedness of the Company. At both December 31, 1998 and 1997, USM's senior indebtedness totaled $260.0 million.

Each LYON is convertible at the option of the holder at any time at a conversion rate of 9.475 USM Common Shares per $1,000 of Notes. Upon conversion, USM may elect to deliver its Common Shares or cash equal to the market value of the Common Shares. Beginning June 15, 2000, the LYONs may be redeemed at any time for cash at the option of USM at the issue price plus accrued original issue discount

40                                            UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


through the date of redemption. USM will purchase LYONs, at the option of the holder, as of June 15, 2000, at the issue price plus accrued original issue discount through that date. USM will have the option of purchasing such LYONs with cash, USM Common Shares or TDS common equity securities, or any combination thereof. During 1997, 25 LYONs were converted for approximately $7,600 in cash.

The carrying values at December 31, 1998 and 1997 of USM's 6% zero coupon convertible debentures, $281.5 million and $265.3 million, respectively, are less than and greater than their fair values, estimated to be $298.7 million and $255.6 million, respectively. The fair values were estimated using discounted cash flow analysis.

13. 7.25% UNSECURED NOTES
During 1997, the Company sold $250 million principal amount of 7.25% notes ("Notes"), priced to yield 7.33% to maturity. The Notes were sold under the Company's $400 million shelf registration. The Notes are unsecured and become due on August 15, 2007. Interest on the Notes is payable on February 15 and August 15 of each year. The Notes will be redeemable, in whole or in part, at the option of the Company at any time on or after August 15, 2004, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued interest thereon, if any, to the date of redemption.

The carrying values at both December 31, 1998 and 1997 of the Company's 7.25% unsecured notes, $250.0 million is less than their fair values, estimated to be $263.6 million and $252.9 million, respectively. The fair values were estimated using discounted cash flow analysis.

14. COMMON SHAREHOLDERS' EQUITY
COMMON STOCK
Employee Benefit Plans. The following table summarizes Common Shares issued for the employee benefit plans described below:


                                Year Ended December 31,
                            1998         1997         1996
--------------------------------------------------------------------------------
Tax-Deferred Savings Plan   33,532       42,400       23,302
Employee stock options,
  stock appreciation rights
  and awards                58,523       65,029       16,380
Employee Stock
  Purchase Plan             16,739       10,134       22,366
                           -------      -------       ------
                           108,794      117,563       62,048
                           -------      -------       ------


TAX-DEFERRED SAVINGS PLAN
USM has reserved 88,123 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in USM Common Shares, TDS Common Shares, Common Shares of Aerial Communications, Inc. (an 82.3%-owned subsidiary of TDS) or five nonaffiliated funds.

EMPLOYEE STOCK OPTIONS,
STOCK APPRECIATION RIGHTS AND AWARDS
USM accounts for stock options, stock appreciation rights ("SARs") and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25. No compensation costs have been recognized for the stock option and employee stock purchase plans. Compensation expense for SARs, measured on the difference between the SAR prices and the year-end market price of the Common Shares, aggregated $440,000, $285,000 and ($224,000) in 1998, 1997 and 1996,
respectively. Had compensation cost for all plans been determined consistent with SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's net income and earnings per Common Share would have been reduced to the following pro forma amounts:



(Dollars in thousands,       Year Ended December 31,
except per share amounts)  1998         1997         1996
--------------------------------------------------------------------------------

Net Income:
   As Reported          $216,947     $111,539     $129,929
   Pro Forma             214,810      110,317      129,166
Basic Earnings
  Per Common Share:
   As Reported              2.48         1.29         1.51
   Pro Forma                2.46         1.28         1.51
Diluted Earnings
  Per Common Share:
   As Reported              2.48         1.29         1.51
   Pro Forma            $   2.46     $   1.28     $   1.50
                        --------     --------     ---------

41                                            UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A summary of the status of the Company's stock option plans at December 31, 1998, 1997 and 1996 and changes during the years then ended is presented in the table and narrative below:

                                     Weighted      Weighted
                          Number      Average       Average
                         of Shares Option Prices  Fair Values
--------------------------------------------------------------------------------

Stock Options
Outstanding
  December 31, 1995
  (177,675 exercisable)  319,952       $28.07
   Granted               103,326       $25.12       $16.59
   Exercised             (16,380)      $16.98
   Canceled              (15,851)      $30.05
                         -------       -------
Outstanding
  December 31, 1996
  (271,866 exercisable)  391,047       $29.47
   Granted               250,393       $13.41       $18.77
   Exercised             (68,563)      $17.56
   Canceled              (18,594)      $26.85
                         -------       -------
Outstanding
  December 31, 1997
  (293,418 exercisable)  554,283       $24.23
   Granted               325,492       $17.89       $21.93
   Exercised             (83,515)      $ 8.92
   Canceled              (13,608)      $29.16
                         -------       -------
Outstanding
  December 31, 1998
  (317,611 exercisable)  782,652       $22.21
                         -------       -------


USM has reserved 1,634,130 Common Shares for options granted and to be granted to key employees. USM has established a Stock Option plan as of November 9, 1994 (as amended on May 14, 1997) that provides for the grant of stock options to officers and employees. The options under the 1998 plan (formerly known as the 1994 plan) are exercisable from the date of vesting through November 9, 2004 to March 31, 2008, or thirty days following the date of the employee's termination of employment, if earlier. Under the 1998 Stock Option Plan, 317,611 stock options were exercisable at December 31, 1998, with exercise prices between $24.48 and $35.84 with a weighted average exercise price of $30.61 per share, and a weighted average remaining contractual life of 6.6 years. The remaining 465,041 options, which are not exercisable, have exercise prices between $0 and $33.94 with a weighted average exercise price of $16.72, and a weighted average remaining contractual life of 7.0 years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998 and 1997, respectively: risk-free interest rates of 4.7% and 6.3%; expected dividend yields of zero for both years; expected lives of 4.5 years and 4.0 years; and expected volatility of 22.5% and 20.8%.

Stock Appreciation Rights allow the grantee to receive an amount in Common Shares or cash, or a combination thereof, equivalent to the difference between the exercise price and the fair market value of the Common Shares on the exercise date. At December 31, 1998, 3,800 Common Share SARs and 36,000 Series A Common Share SARs were outstanding at $15 per share. These rights expire from 1999 to 2004 or the date of the person's termination of employment, if earlier. During 1998, 1997 and 1996 31,250, 3,950 and 300 Common Share SARs were exercised, respectively. There were no SARs granted in 1998 or 1997.

EMPLOYEE STOCK PURCHASE PLAN
USM had 98,759 Common Shares reserved under the 1997 Employee Stock Purchase Plan ("1997 ESPP"). During 1996, the 1997 ESPP was approved, which became effective January 1, 1997. The fair value of the employees' purchase rights was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants of rights in 1998 and 1997, respectively: risk-free interest rate of 4.6% and 5.7%; expected dividend yield of zero for both years; expected life of .7 years for both years; and expected volatility of 25.9% and 17.6%.

SERIES A COMMON SHARES
Series A Common Shares are convertible on a share-for-share basis into Common Shares and each share is entitled to ten votes per share, compared to one vote for each Common Share. As of December 31, 1998, all of USM's outstanding Series A Common Shares were held by TDS.

OTHER COMPREHENSIVE INCOME
Effective January 1, 1998, the Company implemented the provisions of SFAS No. 130, "Reporting Comprehensive Income." Under SFAS No. 130, the Company is required to report all changes in equity during a period, except those resulting from investments and distributions by owners, in a financial statement for the period in which they are recognized. The Company has chosen to disclose Comprehensive Income, which encompasses Net Income and Unrealized Gains on Securities, in the Consolidated Statement of Changes in Shareholders' Equity.

The income tax effects allocated to and the cumulative balance of unrealized gains on securities are as follows:

                                                 Year Ended
(Dollars in thousands)                       December 31, 1998
--------------------------------------------------------------------------------
Balance, beginning of period                  $     --
Unrealized gains on securities                  115,773
Income Tax Effect                               (46,308)
Net unrealized gains on securities               69,465
                                              ---------
Balance, end of period                        $  69,465
                                              ---------



42                                            UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


15. RELATED PARTIES
USM is billed for all services it receives from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to USM and on allocations of common expenses. Such allocations are based on the relationship of USM's assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to USM are reflected in the accompanying financial statements on a basis which is representative of what they would have been if USM operated on a stand-alone basis. Billings to USM from TDS totaled $44.8 million, $36.2 million and $28.1 million in 1998, 1997 and 1996, respectively. In 1998, TDS developed a new payroll system for all of its subsidiaries, including the Company. The Company recorded $12.7 million related to this system in system development costs.

USM has a Cash Management Agreement with TDS under which USM may from time to time deposit its excess cash with TDS for investment under TDS's cash management program. Deposits made under the agreement are available to USM on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in THE WALL STREET JOURNAL, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. Interest income from such deposits was $2.1 million, $1.3 million and $4.8 million in 1998, 1997 and 1996, respectively.

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


16. COMMITMENTS AND CONTINGENCIES
    CONSTRUCTION AND EXPANSION
The partnerships and corporations in which USM is a partner or shareholder are in various stages of development. USM expects to spend approximately $300 million during 1999, to expand and enhance the Company's coverage in its service areas, including the addition of digital service capabilities to its systems, and to enhance the Company's office systems. Under the terms of certain partnership and shareholder agreements, USM may be committed to funding other partners' or shareholders' portions of construction and other costs, if sufficient financing is not available to the individual entities. USM does not expect such individual financing shortfalls to be material.

From time to time USM may acquire attractive markets to maximize its clustering strategy. See Note 10 Acquisitions, Exchanges and Divestitures for a discussion of pending acquisitions and divestitures.

LEASE COMMITMENTS
USM and certain of its majority-owned partnerships and subsidiaries lease certain office and cell site locations under operating leases. Future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 1998 are as follows:

                                                   Minimum
(Dollars in thousands)                         Future Rentals
--------------------------------------------------------------------------------
1999                                             $18,684
2000                                              15,176
2001                                              11,741
2002                                               8,094
2003                                               6,550
Thereafter                                       $44,290
-------------------------------------------------------------------------------

Rent expense totaled $24.2 million, $17.2 million and $12.4 million in 1998, 1997 and 1996, respectively.

LEGAL PROCEEDINGS
The Company is involved in legal proceedings before the FCC and various state and federal courts from time to time. Management does not believe that any of such proceedings should have a material adverse impact on the financial position, results of operations or cash flows of the Company.

UNITED STATES CELLULAR CORPORATION                                            43

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF UNITED STATES CELLULAR CORPORATION:
We have audited the accompanying consolidated balance sheets of United States Cellular Corporation (a Delaware corporation and an 81.0%-owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United States Cellular Corporation and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.





ARTHUR ANDERSEN LLP


Chicago, Illinois
January 27, 1999

CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)


                                                                                        Quarter Ended
-------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                   March 31         June 30       Sept. 30        Dec. 31
-------------------------------------------------------------------------------------------------------------------------

1998
Revenues                                                         $  245,157      $  290,108    $   313,947     $  313,255
Operating Income                                                     33,155          50,137         62,515         30,268
Gain on Sale of Cellular and Other Investments                      179,992           9,767             --         25,395
Net Income                                                          129,752          32,785         35,409         19,001
      From Operations                                                19,513          26,943         35,409          6,877
      From Gains                                                 $  110,239      $    5,842     $       --     $   12,124
Weighted Average Common and
   Series A Common Shares (000s)                                     87,239          87,342         87,353         87,358
Basic Earnings Per Common and Series A
   Common Share                                                  $     1.49      $      .38     $      .41     $      .22
Diluted Earnings Per Common and Series A
   Common Share Total                                                  1.49             .38            .41            .22
      From Operations                                                   .22             .31            .41            .08
      From Gains                                                 $     1.27      $      .07     $       --     $      .14

1997
Revenues                                                         $  184,584      $  217,579     $  231,959     $  242,843
Operating Income                                                     23,445          42,154         44,912         19,032
Gain on Sale of Cellular and Other Investments                           --           8,237          5,208         16,873
Net Income                                                           18,468          31,692         36,222         25,157
      From Operations                                                18,468          28,781         32,014         16,039
      From Gains                                                 $       --      $    2,911     $    4,208     $    9,118
Weighted Average Common and
   Series A Common Shares (000s)                                     86,148          86,177         86,203         86,858
Basic Earnings Per Common and Series A
   Common Share                                                  $      .21      $      .37     $      .42     $      .29
Diluted Earnings Per Common and Series A
   Common Share Total                                                   .21             .37            .42            .29
      From Operations                                                   .21             .33            .37            .18
      From Gains                                                 $       --      $      .04     $      .05     $      .11

NET INCOME FOR 1998 AND 1997 INCLUDED SIGNIFICANT GAINS FROM THE SALE OF CELLULAR AND OTHER INVESTMENTS. THE TABLE ABOVE SUMMARIZES THE EFFECT OF THE GAINS ON NET INCOME AND DILUTED EARNINGS PER COMMON AND SERIES A COMMON SHARE.

THE COMPANY'S MANAGEMENT BELIEVES USM'S OPERATING RESULTS REFLECT SEASONALITY IN BOTH SERVICE REVENUES, WHICH TEND TO INCREASE MORE SLOWLY IN THE FIRST AND FOURTH QUARTERS, AND OPERATING EXPENSES, WHICH TEND TO BE HIGHER IN THE FOURTH QUARTER DUE TO INCREASED MARKETING ACTIVITIES AND CUSTOMER GROWTH. THIS SEASONALITY MAY CAUSE OPERATING INCOME TO VARY FROM QUARTER TO QUARTER.>>



UNITED STATES CELLULAR CORPORATION                                            45

CONSOLIDATED FINANCIAL STATEMENT


SELECTED CONSOLIDATED FINANCIAL DATA

                                                                       Year Ended or at December 31,
(Dollars in thousands, except per share amounts)       1998            1997            1996           1995              1994
-----------------------------------------------------------------------------------------------------------------------------------

Operating Data
Service Revenues                               $  1,123,454    $    852,991    $    662,681    $    464,555    $     313,875
Equipment Sales                                      39,013          23,974          17,387          15,761           13,755
Operating Income                                    176,075         129,543          87,366          42,755           17,385
Minority share of operating income                   (6,039)        (12,298)        (13,743)         (7,902)          (5,152)
Investment income, net of related
   amortization expense                              41,412          75,037          50,127          38,744           25,627
Gain on sale of cellular and
   other investments                                215,154          30,318         132,718          83,494            3,321
Income Before Income Taxes                          388,112         195,487         241,569         132,234           21,310
Net Income                                     $    216,947    $    111,539    $    129,929    $     99,742    $      16,393
Weighted Average Common and
   Series A Common Shares (000s)                     87,323          86,346          85,797          82,320           77,321
Basic Earnings Per Common and
   Series A Common Share                       $       2.48    $       1.29    $       1.51    $       1.21    $         .23
Diluted Earnings Per Common and
   Series A Common Share                       $       2.48    $       1.29    $       1.51    $       1.19    $         .23
Pretax Profit on Service Revenues                      34.5%           22.9%           36.5%           28.5%             6.8%
Operating Cash Flow Interest Coverage                  16.2x           18.5x           22.4x            6.7x             3.8x
Pretax Interest Coverage Before Gains                   5.3x            6.6x            5.7x            2.8x             1.8x
Effective Income Tax Rate                              44.1%           42.9%           46.2%           24.6%            23.1%



Balance Sheet Data
Working Capital                                $    (15,468)   $    (28,872)   $    (17,835)   $    (25,323)   $     (33,813)
Property, Plant and Equipment, net                1,010,843         940,253         650,754         530,027          368,181
Investments -
   Cellular entities                                 92,886         128,810         186,791         134,421           99,495
   Licenses, net of accumulated
     amortization                                 1,248,053       1,150,924       1,044,141       1,035,846          947,399
Total Assets                                      3,047,636       2,508,916       2,085,899       1,880,144        1,534,787
Vendor Financing,
   excluding current portion                             --              --          80,589          98,656           57,691
6% Zero Coupon Convertible Debentures               281,487         265,330         250,107         235,750               --
7.25% Unsecured Notes                               250,000         250,000              --              --               --
Revolving Credit Agreement - TDS                         --              --              --              --          232,954
Redeemable Preferred Stock,
   excluding current portion                             --              --              --              --            9,597
Common Shareholders' Equity                    $  1,950,230    $  1,629,320    $  1,476,202    $  1,329,454    $   1,093,967
Current Ratio                                           .94             .86             .88             .84              .66
Return on Equity                                       12.1%            7.2%            9.3%            8.2%             1.6%



48                                           UNITED STATES CELLULAR CORPORATION

SHAREHOLDERS' INFORMATION



UNITED STATES CELLULAR STOCK AND
DIVIDEND INFORMATION
The Company's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of February 26, 1999, the Company's Common Shares were held by 652 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

The high and low sales prices of the Common Shares as reported by the American Stock Exchange were as follows:


                                           Common Shares
Calendar Period                          High          Low
-------------------------------------------------------------------------------------------------------------------
1998
First Quarter                          $34.75      $ 28.06
Second Quarter                          34.25        28.44
Third Quarter                           34.94        27.69
Fourth Quarter                          41.00        28.63
1997
First Quarter                          $28.75      $ 24.88
Second Quarter                          29.63        23.13
Third Quarter                           36.88        29.19
Fourth Quarter                          36.81        29.38


The Company has not paid any cash dividends and currently intends to retain all earnings for use in the Company's business.


INVESTOR RELATIONS
Our Annual Report, Form 10-K, Prospectuses and News Releases are available to our investors, security analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Our Corporate Office can also help with questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes. All inquiries should be directed to:

United States Cellular Corporation
Gerry Mundt
Accounting Manager - External Reporting
8410 West Bryn Mawr, Suite 700
Chicago, Illinois 60631

773/399-8900
773/399-8936 (fax)

General inquiries by our investors, securities analysts and other members of the investment community should be directed to:

United States Cellular Corporation
Kenneth R. Meyers
Senior Vice President - Finance and Chief Financial Officer
8410 West Bryn Mawr, Suite 700
Chicago, Illinois 60631

773/399-8900
773/399-8936 (fax)


ANNUAL MEETING
USM's Annual Meeting of Shareholders will be held on May 11, 1999 at 10:00 a.m. in Chicago, Illinois.

VISIT USM'S HOME PAGE ON THE INTERNET AT HTTP://WWW.USCC.COM



UNITED STATES CELLULAR CORPORATION                                            49