Form 10-K, Exhibit 13
period 1999-12-31
UNITED STATES CELLULAR CORP
filed 2000-03-30
CIK 821130

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

United States Cellular Corporation (the "Company" - AMEX symbol: USM) owns, operates and invests in cellular markets throughout the United States. The Company is an 80.7%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

The Company owned either majority or minority cellular interests in 180 markets at December 31, 1999, representing 26,395,000 population equivalents ("pops"). The Company included the operations of 139 majority-owned and managed cellular markets, representing 24.0 million pops, in consolidated operations ("consolidated markets") as of December 31, 1999. Minority interests in 35 markets, representing 2.3 million pops, were accounted for using the equity method and were included in investment income at that date. All other interests were accounted for using the cost method. Following is a table of summarized operating data for the Company's consolidated operations.


                                              YEAR ENDED OR AT DECEMBER 31,
                                          1999            1998             1997
--------------------------------------------------------------------------------
Total market population
 (in thousands) (1)                      25,044          24,683          24,034

Customers                             2,602,000       2,183,000       1,710,000
Market penetration                        10.39%           8.84%           7.11%
Markets in operation                        139             138             134
Total employees                           4,800           4,800           4,600
Cell sites in service                     2,300           2,065           1,748
Average monthly revenue
  per customer                       $    48.11      $    48.61      $    54.18
Churn rate per month                        2.1%            1.9%            1.9%
Marketing cost per gross
  customer addition                  $      346      $      317      $      318
================================================================================


(1) CALCULATED USING CLARITAS POPULATION ESTIMATES FOR 1999, 1998 AND 1997, RESPECTIVELY.

The growth in the Company's operating income in 1999 and 1998, which includes 100% of the revenues and expenses of its consolidated markets plus its corporate office operations, primarily reflects improvements in the Company's overall operations compared to 1998 and 1997. The improvements resulted from growth in the Company's customer base and revenues in each year, coupled with continuing economies of scale in both years. Operating revenues, driven by 19% and 28% increases in customers served and 31% and 12% increases in inbound roaming revenue in 1999 and 1998, respectively, rose $254.7 million, or 22%, in 1999 and $285.5 million, or 33%, in 1998. Cash operating expenses rose $151.8 million, or 19%, in 1999 and $164.6 million, or 27%, in 1998.
Operating cash flow (operating income plus depreciation and amortization expense) increased $103.0 million, or 27%, in 1999 and $120.9 million, or 46%, in 1998. Depreciation and amortization expense increased $23.2 million, or 11%, in 1999 and $74.4 million, or 56%, in 1998. Operating income increased $79.8 million, or 45%, in 1999 and $46.5 million, or 36% in 1998.

The Company's operating results in all three years were impacted by the exchange of markets with BellSouth Corporation ("BellSouth") in 1997, which had a slightly positive effect on operating income, net income and earnings per share in all three years.

Investment and other income increased $46.5 million to $298.3 million in 1999, due primarily to an increase of $51.6 million in gains on sales of cellular and other investments, partially offset by a $12.1 million, or 28%, reduction in investment income. Investment and other income increased $156.5 million, or 164%, in 1998, due primarily to a $184.8 million increase in gains on sales of cellular and other investments, partially offset by a $34.7 million, or 45%, decrease in investment income.

Gains on sales of cellular and other investments in 1999 primarily resulted from the effect of the AirTouch Communications, Inc. ("ATI") merger with Vodafone Group plc ("VOD") in June 1999. As a result of the merger, the Company received approximately 2.0 million VOD American Depository Receipts ("ADRs") (now 10.2 million ADRs after a five-for-one stock split) plus $36.9 million in cash in exchange for its 4.1 million ATI shares. In 1999, the Company recognized in earnings a gain of $259.5 million on the difference between its historical basis in the ATI shares ($181.1 million) and the merger date value of the VOD ADRs plus the cash received (an aggregate of $440.6 million). Gains on sales of cellular and other investments in 1998 primarily resulted from the sale of certain minority interests to ATI, from which the Company received consideration including the 4.1 million ATI shares.

Net income totaled $300.8 million in 1999, an increase of $83.8 million, or 39%, from 1998, and totaled $216.9 million in 1998, an increase of $105.4 million, or 95%, from 1997. Diluted earnings per share totaled $3.28 in 1999, an increase of $.89, or 37%, from 1998, and totaled $2.39 in 1998, an increase of $1.10, or 85%, from 1997. Excluding the after-tax effects of gains, net income increased $51.8 million, or 58%, in 1999 and decreased $6.6 million, or 7%, in 1998. Excluding the after-tax effects of gains, diluted earnings per share increased $.57, or 56%, in 1999 and decreased $.08, or 7%, in 1998. The increases in 1999 reflect an increase in operating income, partially offset by a decrease in investment income and an increase in income tax expense. The decreases in 1998 reflect an increase in operating income, more than offset by a decrease in investment income and increases in interest expense and income tax expense.

In all three years, both net income and earnings per share included gains on the sales of cellular and other investments. A summary of the after-tax effects of gains on net income and diluted earnings per share in each period is shown as follows.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION



(Dollars in thousands,                         YEAR ENDED DECEMBER 31,
except per share amounts)                   1999           1998            1997
--------------------------------------------------------------------------------
Net income before
  after-tax effects of gains         $   140,579     $    88,742     $    95,302
Add: After-tax effects of gains          160,179         128,205          16,237
                                     -------------------------------------------
Net income as reported               $   300,758     $   216,947     $   111,539
                                     -------------------------------------------
                                     -------------------------------------------
Diluted Earnings per share
  before after-tax effects
  of gains                           $      1.59     $      1.02    $       1.10
Add: After-tax effects of gains             1.69            1.37             .19

Diluted earnings per share           $      3.28     $      2.39    $       1.29
--------------------------------------------------------------------------------


[GRAPHIC]

OPERATING REVENUES

OPERATING REVENUES totaled $1.417 billion in 1999, up $254.7 million, or 22%, over 1998. Operating revenues totaled $1.162 billion in 1998, up $285.5 million, or 33%, over 1997.

SERVICE REVENUES primarily consist of: (i) charges for access, airtime and value-added services provided to the Company's local retail customers who use the local systems operated by the Company ("local retail"); (ii) charges to customers of other systems who use the Company's cellular systems when roaming ("inbound roaming"); and (iii) charges for long-distance calls made on the Company's systems. Service revenues totaled $1.366 billion in 1999, up $243.0 million, or 22%, over 1998. Service revenues totaled $1.123 billion in 1998, up $270.5 million, or 32%, over 1997. The increases in both years were primarily due to the growing number of local retail customers and also due to the increase in inbound roaming minutes of use on the Company's systems. Monthly service revenue per customer averaged $48.11 in 1999, a 1% decrease from 1998, and averaged $48.61 in 1998, a 10% decrease from the $54.18 average in 1997.

LOCAL RETAIL REVENUE increased $157.2 million, or 20%, in 1999 and $204.2 million, or 36%, in 1998. Growth in the Company's customer base was the primary reason for the increase in local retail revenue in both years. The number of customers increased 19% to 2,602,000 at December 31, 1999, and increased 28% to 2,183,000 at December 31, 1998. Management anticipates that overall growth in the Company's customer base will continue to slow down in the future, primarily as a result of an increase in the number of competitors in its markets.

Average monthly local retail revenue per customer declined 2% to $32.74 in 1999 from $33.44 in 1998, and declined 7% in 1998 from $36.11 in 1997. Monthly local retail minutes of use per customer was 115 in 1999, 105 in 1998 and 103 in 1997. The increases in monthly local retail minutes of use in both years were driven by the Company's focus on designing incentive programs and rate plans to stimulate overall usage. Average revenue per minute of use totaled $.29 in 1999 compared to $.32 in 1998 and $.35 in 1997. The decreases in both 1999 and 1998 are a result of competitive pressures and the Company's increasing use of pricing and other incentive programs to stimulate overall usage. Management anticipates that the Company's average local retail revenue per minute of use will continue to decline in the future, reflecting the continued effect of the previously mentioned factors.

INBOUND ROAMING REVENUE increased $76.1 million, or 31%, in 1999 and $25.1 million, or 12%, in 1998. The growth in inbound roaming revenue in 1999 and 1998 is affected by an increase in roaming minutes used on the Company's systems and a decrease in revenue per minute. The number of minutes used by customers from other wireless systems when roaming in the Company's service areas increased in both 1999 and 1998, while average inbound roaming revenue per minute of use also decreased in both years, due to the downward trend in negotiated rates. Both the increase in minutes of use and the decrease in revenue per minute of use were significantly affected by certain pricing programs offered by other wireless companies beginning in the second half of 1998. Wireless customers who sign up for these programs are given price incentives to roam, and many of those customers travel in the Company's markets, thus driving an increase in the Company's inbound roaming minutes of use. Management anticipates that the increase in inbound roaming minutes of use will be slower in 2000 as the effect of these new pricing programs becomes present in all periods of comparison. Additionally, as new wireless operators begin service in the Company's markets, the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Company's roaming partners could switch their business to these new operators, further slowing growth in inbound roaming minutes of use. Management also anticipates that average inbound roaming revenue per minute of use will continue to decline in the future, reflecting the continued effect of the previously mentioned factors.

Average monthly inbound roaming revenue per Company customer averaged $11.22 in 1999, $10.50 in 1998 and $13.81 in 1997. The increase in monthly inbound roaming revenue per Company customer in 1999 is attributable to a larger increase in inbound roaming revenue than in the Company's customer base; the reverse was true in 1998, resulting in the decline in monthly inbound roaming revenue per Company customer.

LONG-DISTANCE REVENUE increased $9.3 million, or 9%, in 1999 and $39.6 million, or 61%, in 1998 as the volume of long-distance calls billed by the Company increased, primarily from inbound roamers using the Company's systems to make long-distance calls. Growth in long-distance revenue in 1999 was slowed by price reductions primarily related to long-distance charges on roaming minutes of use. These reductions, similar to the price reductions on roaming airtime charges, are a continuation of the industry trend toward reduced per minute prices. The price reductions also reduced the growth in the outbound roaming expense component of system operations expense by approximately the same amount, resulting in no material effect on the Company's operating cash flow or operating income. Monthly long-distance revenue per customer averaged $4.00 in 1999, $4.51 in 1998 and $4.10 in 1997.

EQUIPMENT SALES REVENUES increased $11.8 million, or 30%, in 1999 and $15.0 million, or 63%, in 1998. The increases in equipment sales revenues reflect the 12% and 20% increases, respectively, in the number of gross customer activations, to 1,000,000 in 1999 from 896,000 in 1998 and 746,000 in 1997, plus an increase in the number of higher priced dual-mode units and the volume of accessories sold in both years. Most of the gross customer activations were produced by the Company's direct and retail distribution channels; activations from these channels usually generate sales of cellular telephone units. The increases in sales of dual-mode units in both years are related to the Company's ongoing conversion of its systems to digital coverage, which enables the Company to offer its customers more features, better clarity and increased roaming capabilities. The increases in the volume of accessories sold in both years reflect an increased emphasis on the sale of accessories at retail prices in the Company's retail locations.

[GRAPHIC]

OPERATING EXPENSES

OPERATING EXPENSES totaled $1.161 billion in 1999, up $174.9 million, or 18%, over 1998. Operating expenses totaled $986.4 million in 1998, up $239.0 million, or 32%, over 1997.

SYSTEM OPERATIONS expenses increased $15.2 million, or 8%, in 1999, and $40.5 million, or 26%, in 1998. The increases in both years are primarily a result of increases in customer usage expenses and costs associated with serving the Company's increased number of customers and the growing number of cell sites within the Company's systems. In 1999, the increase in customer usage expenses was reduced by lower costs per minute of use related to the changes in roaming pricing discussed previously. In total, system operations costs are expected to continue to increase as the number of customers using and the number of cell sites within the Company's systems grows.

Customer usage expenses represent charges from other telecommunications service providers for the Company's customers' use of their facilities as well as for the Company's inbound roaming traffic on these facilities. Also included are costs related to local interconnection to the landline network, long-distance charges and expenses incurred by the Company when its customers use systems other than their local systems ("outbound roaming"). These expenses are offset somewhat by amounts the Company bills to its customers for outbound roaming.

Customer usage expenses increased $3.3 million, or 3%, in 1999 and $30.3 million, or 30%, in 1998. In 1999, the increase is pri-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


marily due to the $13.6 million increase in costs related to the 10% increase in average monthly local minutes of use per customer on the Company's systems as well as the substantial increase in inbound roaming minutes of use. Net outbound roaming expense decreased $10.7 million in 1999, reflecting growth in minutes used by the Company's customers on other systems which was more than offset by lower costs per roaming minute of use. These lower costs are related to the lower roaming prices in the industry discussed previously. In 1998, the increase in customer usage expenses was primarily due to the $28.8 million increase in net roaming expense. This increase was driven by the substantial increase in outbound roaming charges incurred when the Company's customers use other operators' service areas which were included in the customer's "home" territory. These calls were billed at the customer's local rate, but the Company was charged a roaming rate by the other operators which was usually higher than that local rate. Customer usage expenses represented 10% of service revenues in 1999 and 12% in 1998 and 1997.

Maintenance, utility and cell site expenses increased $11.8 million, or 19%, in 1999, and $10.2 million, or 19%, in 1998. The increase primarily reflects an increase in the number of cell sites in the Company's systems, to 2,300 in 1999 from 2,065 in 1998 and 1,748 in 1997.

MARKETING AND SELLING EXPENSES increased $43.9 million, or 19%, in 1999, and $49.9 million, or 28%, in 1998. Marketing and selling expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent expenses; corporate marketing department salaries and expenses; local advertising; and public relations expenses. The increases in both years were primarily due to the respective 12% and 20% rises in the number of gross customer activations. In 1999, the Company changed to a new U.S. CellularSM brand name and logo, and incurred additional expenses to roll out new marketing materials and signage.

Marketing cost per gross customer activation, which includes marketing and selling expenses and losses on equipment sales, increased 9% to $346 in 1999 from $317 in 1998, and decreased less than 1% in 1998 from $318 in 1997. The increase in cost per gross customer activation in 1999 was primarily driven by additional advertising expenses incurred to promote the Company's new brand and to distinguish the Company's service offerings from those of its competitors; an increase in commissions paid to agents resulting from increase in the percent of gross activations which were produced by agents; and an increase in losses on equipment sales, resulting from the sale of more dual-mode units, which on average generate greater equipment losses than the sale of analog units.

COST OF EQUIPMENT SOLD increased $29.7 million, or 31%, in 1999, and $12.1 million, or 15%, in 1998. The increases in both years reflect the growth in unit sales related to the respective 12% and 20% increase in gross customer activations as well as the impact of selling more higher cost dual-mode units in 1999. Also contributing to the increases in both years were greater volumes of sales of accessories.

GENERAL AND ADMINISTRATIVE EXPENSES increased $63.0 million, or 24%, in 1999 and $62.1 million, or 31%, in 1998. These expenses include the costs of operating the Company's local business offices and its corporate expenses other than the corporate engineering and marketing departments. The increases in both years include the effects of increases in expenses required to serve the growing customer base in the Company's markets and other expenses incurred related to the growth in the Company's business. The Company incurred additional costs in 1999 and 1998 related to its Communications Centers, which were created to centralize certain customer service functions, and incurred additional costs by providing digital phone units to customers who migrated from analog to digital rate plans. In 1999, the Company incurred costs, which could no longer be capitalized beginning in January 1999, related to its conversion to a new billing system. Employee-related expenses increased $27.6 million, or 23%, in 1999 and $27.3 million, or 29%, in 1998. The increase in employee-related expenses in 1999 was primarily due to an increase in deferred compensation expense resulting from the Company's higher stock price. In 1998, the increase was primarily due to an increase in the number of customer service and administrative employees. Monthly general and administrative expenses per customer increased 1% to $11.47 in 1999 from $11.37 in 1998, and decreased 11% in 1998 from $12.74 in 1997. General and administrative expenses represented 24% of service revenues in 1999, 23% in 1998 and 24% in 1997.

Operating cash flow increased $103.0 million, or 27%, to $485.8 million in 1999 and increased $120.9 million, or 46%, to $382.9 million in 1998. Including noncash stock-based compensation expense, operating cash flow would have been $494.4 million in 1999, $386.0 million in 1998 and $264.5 million in 1997. The improvements in 1999 and 1998 were primarily due to substantial growth in customers and service revenues and the effects of continued operational efficiencies on cash operating expenses. Operating cash flow margins (as a percent of service revenues) were 35.6% in 1999, 34.1% in 1998 and 30.7% in 1997.

DEPRECIATION EXPENSE increased $17.7 million, or 11%, in 1999 and $69.6 million, or 71%, in 1998. The increases reflect rising average fixed asset balances, which increased 14% in 1999 and 27% in 1998. Increased fixed asset balances in both 1999 and 1998 resulted from the addition of new cell sites built to improve

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

coverage and capacity in the Company's markets and from upgrades to provide digital service in more of the Company's service areas. In 1998, the Company reduced the useful lives of certain assets which increased depreciation by approximately $23.2 million.

AMORTIZATION OF INTANGIBLES increased $5.5 million, or 14%, in 1999 and $4.8 million, or 14%, in 1998. Beginning October 1, 1999, capitalized development costs related to the Company's new billing and information system, totaling approximately $118 million, are being amortized over a period of seven years. Annual amortization of these costs is expected to be approximately $17 million. In 1998, the increase in amortization of intangibles primarily reflects an increase in investment in licenses related to acquisitions made during the year and to the BellSouth exchange completed in 1997.

[GRAPHIC]

OPERATING INCOME

Operating income totaled $255.8 million in 1999, a 45% increase over 1998. Operating income totaled $176.1 million in 1998, a 36% increase over 1997. The operating income margins were 18.7% in 1999, 15.7% in 1998 and 15.2% in 1997. The improvements in operating income and operating income margins in 1999 and 1998 reflect increased revenues resulting from growth in the number of customers served by the Company's systems, the increased minutes of use on the Company's systems from both local customers and inbound roamers and the effect of continued operational efficiencies on total operating expenses.

The Company expects service revenues to continue to grow during 2000; however, management anticipates that average monthly revenue per customer will decrease, as local retail and inbound roaming revenue per minute of use decline and as the Company further penetrates the consumer market. Additionally, the Company expects expenses to increase during 2000 as it incurs costs associated with both customer growth and fixed assets added.

Although service revenues increased 22%, the Company's customer base increased by 19% and average monthly revenue per customer decreased less than 1% in 1999, management does not expect service revenues to continue to grow faster than the Company's customer base in 2000 for the reasons stated previously. Management continues to believe there exists a seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth, which may cause operating income to vary from quarter to quarter. Additionally, competitors licensed to provide personal communications services ("PCS") have initiated service in certain of the Company's markets over the past three-and-a-half years. The Company expects PCS operators to continue deployment of PCS in portions of all of the Company's clusters throughout 2000. The Company has increased its advertising since 1997 to promote its brand and distinguish the Company's service from other wireless communications providers. The Company's management continues to monitor other wireless communications providers' strategies to determine how additional competition is affecting the Company's results. While the effects of additional wireless competition have slowed customer growth in certain of the Company's markets, the overall effect on the Company's total customer growth to date has not been material. However, management anticipates that customer growth will be slower in the future, primarily as a result of the increase in the number of competitors in its markets.

INVESTMENT AND OTHER INCOME

INVESTMENT AND OTHER INCOME totaled $298.3 million in 1999, $251.8 million in 1998 and $95.3 million in 1997. Gain on sale of cellular and other investments totaled $266.7 million in 1999, primarily due to the ATI-VOD merger. Gain on sale of cellular and other investments totaled $215.2 million in 1998 from sales of the Company's majority interest in one market and minority interests in several markets, and also related to cash received from TDS pursuant to an agreement between the Company and TDS. Gains totaling $30.3 million were recorded in 1997 from sales of the Company's majority interest in one market and minority interests in two other markets, and on cash received from the settlement of a legal matter.

INVESTMENT INCOME was $30.4 million in 1999, $42.5 million in 1998, and $77.1 million in 1997. Investment income primarily represents the Company's share of net income from the markets managed by others that are accounted for by the equity method. The aggregate income from the markets in which the Company had interests in both 1998 and 1999 decreased in 1999, reducing investment income. Investment income in 1999 and 1998 was negatively impacted by the completion of the exchange transaction with BellSouth in 1997, by the divestitures of certain minority interests to ATI in the first half of 1998 and by sales of other minority interests during 1999, 1998 and 1997. See "Financial Resources and Liquidity - Acquisitions and Divestitures" for further discussion of the ATI transactions.

INTEREST AND INCOME TAXES

INTEREST EXPENSE totaled $38.1 million in 1999, $39.8 million in 1998 and $29.4 million in 1997. Interest expense in 1999 is primarily related to Liquid Yield Option Notes ("LYONs") ($17.6 million); the Company's 7.25% Notes (the "Notes") ($18.5 million); and the Company's revolving credit facility with a series of banks ("Revolving Credit Facility") ($782,000). Interest expense in 1998 was primarily related to LYONs ($16.5 million), the Notes ($18.5 million) and the Revolving Credit Facility ($1.1 million). Interest expense in 1997 was primarily related to LYONs ($15.5 million), the Notes ($6.4 million), borrowings under vendor financing agreements ($4.7 million) and borrowings under the Revolving Credit Agreement with Telephone and Data Systems, Inc, ("TDS"), the Company's parent organization ($1.9 million).

The LYONs are zero coupon convertible debentures which accrete interest at 6% annually, but do not require current cash payments of interest. All accreted interest is added to the outstanding principal balance on June 15 and December 15 of each year.

The Company's $250 million principal amount of Notes are unsecured and become due in August 2007. Interest on the Notes is payable semi-annually on February 15 and August 15 of each year.

The Revolving Credit Facility is a seven-year facility which was established in 1997. Borrowings under this facility accrue interest at the London InterBank Offered Rate ("LIBOR") plus 26.5 basis points (for a rate of 6.1% at December 31, 1999). Interest and principal are due the last day of the borrowing period, as selected by the borrower, of either seven days or one, two, three or six months; any borrowings made under the facility are short-term in nature and automatically renew until they are repaid. The Company pays facility and administrative fees totaling $710,000 per year in addition to interest on any borrowings; these fees are recorded as interest expense. Any borrowings outstanding in August 2004, the termination date of the Revolving Credit Facility, are due and payable at that time along with any accrued interest. The Company borrowed and repaid amounts totaling $57 million during 1998; no borrowings were made during 1999 or 1997.

INCOME TAX EXPENSE was $215.3 million in 1999, $171.2 million in 1998 and $83.9 million in 1997. In 1999, 1998 and 1997, $106.6 million, $86.9 million and $14.1 million of income tax expense, respectively, related to gains on sales of cellular and other investments. The overall effective tax rates were 42% in 1999, 44% in 1998 and 43% in 1997. The variances in each year's effective tax rate is primarily related to gains on sales of cellular and other investments in all years, which have varying tax implications depending upon the structure of the transactions involved.

TDS and the Company are parties to a Tax Allocation Agreement, pursuant to which the Company is included in a consolidated federal income tax return with other members of the TDS consolidated group. For financial reporting purposes, the Company computes federal income taxes as if it were filing a separate return as its own affiliated group and was not included in the TDS group.

NET INCOME

NET INCOME totaled $300.8 million in 1999, $216.9 million in 1998 and $111.5 million in 1997. Diluted earnings per share was $3.28 in 1999, $2.39 in 1998 and $1.29 in 1997. Net income and earnings per share for all three years included significant after-tax gains on the sales of cellular and other investments, representing $160.2 million and $1.69 per share in 1999, $128.2 million and $1.35 per share in 1998 and $16.2 million and $0.19 per share in 1997. Excluding the after-tax effect of these gains, net income would have been $140.6 million, or $1.59 per share, in 1999, $88.7 million, or $1.02 per share in 1998 and $95.3 million, or $1.10 per share, in 1997.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Management believes that this statement will not have a material effect on results of operations and financial position of the Company.

REVENUE RECOGNITION

Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition" is effective beginning in the first quarter of 2000. SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. Management believes that this bulletin will not have a material effect on results of operations or the financial position of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


FINANCIAL RESOURCES AND LIQUIDITY

The Company operates a capital- and marketing-intensive business. In recent years, the Company has generated operating cash flow and received cash proceeds from divestitures to fund most of its construction costs and substantially all of its operating expenses. The Company anticipates further increases in cellular units in service, revenues, operating cash flow and fixed asset additions in the future. Operating cash flow may fluctuate from quarter to quarter depending on the seasonality of each of these growth factors.

CASH FLOWS FROM OPERATING ACTIVITIES provided $333.2 million in 1999, $311.1 million in 1998 and $222.1 million in 1997. Operating cash flow provided $485.8 million in 1999, $382.9 million in 1998 and $261.9 million in 1997. Cash flows from other operating activities (investment and other income, interest expense, income taxes, changes in working capital and changes in other assets and liabilities) required $152.6 million in 1999, $71.8 million in 1998 and $39.8 million in 1997. Income taxes and interest paid totaled $110.5 million in 1999, $120.0 million in 1998 and $47.1 million in 1997.

[GRAPHIC]

CASH FLOWS FROM INVESTING ACTIVITIES required $190.4 million in 1999, $270.2 million in 1998 and $358.5 million in 1997. Cash required for property, plant and equipment and system development expenditures totaled $277.4 million in 1999, $320.4 million in 1998 and $318.7 million in 1997. In 1999 and 1998, these expenditures were financed primarily with internally generated cash and the proceeds from the sales of cellular interests. In 1997, these expenditures were financed primarily with internally generated cash and the proceeds of the Notes offering. These expenditures primarily represent the construction of 225, 281 and 331 cell sites in 1999, 1998 and 1997, respectively, plus other plant additions and costs related to the development of the Company's office systems. In 1999 and 1998, other plant additions included significant amounts related to the replacement of retired assets and the changeout of analog radio equipment for digital radio equipment. Acquisitions required $29.8 million in 1999, $120.0 million in 1998 and $138.4 million in 1997. The Company received net cash proceeds totaling $96.0 million in 1999, $148.3 million in 1998 and $61.1 million in 1997 related to sales of cellular and other investments. Cash distributions from cellular entities in which the Company has an interest provided $24.4 million in 1999, $27.7 million in 1998 and $52.4 million in 1997.

CASH FLOWS FROM FINANCING ACTIVITIES provided $2.9 million in 1999, required $2.7 million in 1998 and provided $135.9 million in 1997. In 1998, the Company borrowed and repaid $57 million under the Revolving Credit Facility. In 1997, the Notes offering provided $243.1 million of cash. A portion of the proceeds from the Notes offering was used to repay all outstanding borrowings under the Revolving Credit Agreement with TDS and under vendor financing agreements, aggregating $160.5 million. Repayments of borrowings under vendor financing agreements earlier in 1997 totaled $13.7 million.

Anticipated capital requirements for 2000 primarily reflect the Company's plans for construction and system expansion. The Company's construction and system expansion budget for 2000 is approximately $330 million, to expand and enhance the Company's coverage in its service areas, including the addition of digital service capabilities to its systems, and to enhance the Company's office systems.

ACQUISITIONS, EXCHANGES AND DIVESTITURES

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

ACQUISITIONS

In 1999, the Company acquired a majority interest in one market and minority interests in several markets in which the Company currently owns a majority interest, representing approximately 245,000 pops, for a total of $31.5 million.

In 1998, the Company acquired majority interests in six markets and minority interests in several markets, representing approximately 1.3 million pops, for a total consideration of $168.3 million,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


consisting of cash and approximately 46,000 USM Common Shares. The minority interests acquired were in markets in which the Company currently owns both majority and minority interests.

In 1997, the Company purchased majority interests in two markets and several minority interests, representing approximately 534,000 pops. The total consideration paid for these purchases, primarily in the form of cash and USM Common Shares issued to TDS to reimburse TDS for the value of TDS Common Shares issued to third parties, totaled $81.4 million.

EXCHANGES

In 1997, the Company completed an exchange of properties with BellSouth. Pursuant to the exchange, the Company received majority interests representing approximately 4.0 million pops in exchange for majority interests representing approximately 2.0 million pops, minority interests representing approximately
1.2 million pops, and a net amount of $86.7 million in cash. The majority interests the Company received are in 12 markets adjacent to its clusters in Illinois, Iowa and Wisconsin.

DIVESTITURES

In 1999, the Company divested a majority interest in one market and minority interests in three markets, representing approximately 612,000 pops, for $59.7 million in cash and receivables. The majority interest was divested to BellSouth as part of the exchange transaction, which was substantially completed in November 1997; therefore, no gain or loss was recorded on this transaction.

In 1998, the Company divested a majority interest in one market and minority interests in several markets, representing approximately 1.1 million pops. In exchange, the Company received approximately 4.1 million shares of ATI stock and cash totaling $148.4 million. Approximately $28.7 million of the total cash received was pursuant to a contract right termination agreement entered into between the Company and TDS. This agreement was related to two interests which were sold directly by TDS to ATI and which were to be acquired by the Company as part of a June 1996 agreement between the Company and TDS. The contract right termination agreement enabled the Company to receive cash equal to the value of the gain the Company would have realized had it purchased the interests from TDS and sold them to ATI under terms similar to those in the agreement between TDS and ATI.

In 1997, the Company sold a majority interest in one market and minority interests in two other markets, representing approximately 358,000 pops, for an aggregate consideration of $54.5 million in cash and receivables.

PENDING TRANSACTIONS

As of December 31, 1999, the Company had agreements pending to acquire a majority interest in one market and a minority interest in another market in which it currently owns a majority interest, representing an aggregate of 160,000 pops, in exchange for $24.0 million in cash and approximately 28,000 USM Common Shares.

The Company has an agreement pending to divest a minority interest in one market, representing approximately 114,000 pops, for $22.5 million in cash. The Company expects all of the pending transactions to be completed in the first half of 2000.


[GRAPHIC]

LIQUIDITY

The Company anticipates that the aggregate resources required for 2000 will include approximately $330 million for capital spending and $24 million for acquisitions.

The Company's LYONs are convertible, at the option of their holders, at any time prior to maturity, redemption or purchase, into USM Common Shares at a conversion rate of 9.475 USM Common Shares per LYON. Upon conversion, the Company has the option to deliver to holders either USM Common Shares or cash equal to the market value of the USM Common Shares into which the LYONs are convertible.

Under the terms of the LYONs, on June 15, 2000, the Company will be required, at the option of each holder of LYONs, to purchase LYONs for a purchase price of $411.99 for each LYON (the "Put Value"). Each LYON has a face value of $1,000.00 at maturity. The Company may elect to pay this purchase price either in (a) cash, (b) USM Common Shares, (c) shares of publicly traded

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


common equity securities of TDS or (d) any combination thereof. Based on current market prices for USM Common Shares, the conversion value of the LYONs is greater than the Put Value. Accordingly, the Company's management believes it is unlikely that holders of LYONs will exercise their put rights on June 15, 2000. However, there can be no assurance that the conversion value of the LYONs will exceed the Put Value on or shortly prior to that date. If the conversion value declines so that it is near or below the Put Value, it is possible that some or all holders of LYONs may exercise their option to require the Company to purchase the LYONs. In such event, the Company will determine, based upon market conditions and other factors, which option it will exercise to satisfy such requirement.

In addition, the Company may, at any time on or after June 15, 2000, redeem LYONs for cash at a price equal to the issue price plus accrued original issue discount through the date of redemption. However, holders of LYONs must be notified of such redemption between 30 and 60 days prior to the date of the redemption. During the period between the date of notice and the redemption date, as at any other time, any holder of LYONs may exercise his conversion rights.

The Company is generating substantial cash from its operations and anticipates financing these expenditures primarily with internally generated cash and short-term borrowings. The Company had $198 million of cash and cash equivalents at December 31, 1999. Additionally, the entire balance of $500 million under the Company's Revolving Credit Facility is unused and remains available to meet any short-term borrowing requirements.

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

[GRAPHIC]

MARKET RISK

The Company is subject to market rate risks due to fluctuations in interest rates and equity markets. All of the Company's existing debt is in the form of long-term fixed-rate notes with original maturities ranging from seven to 20 years. Accordingly, fluctuations in interest rates can lead to fluctuations in the fair value of such instruments. The Company has not entered into financial derivatives to reduce its exposure to interest rate risks.

The Company had total debt repayments as of December 31, 1999 and 1998 of $989.2 million and $995.0 million, respectively, which are all due after 2004. The weighted average interest rate on this debt during 1999 and 1998 were 6.35% and 6.59%, respectively, and the fair value of the debt at year-end was $950.2 million and $562.3 million, respectively.

The Company maintains a portfolio of available for sale marketable equity securities which resulted from acquisitions and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


the sale of non-strategic investments. The market value of these investments, principally VOD ADRs, amounted to $540.7 million at December 31, 1999. A hypothetical 10% decrease in the share prices of these investments would result in a $54.1 million decline in the market value of the investments.

YEAR 2000 ISSUE

The Year 2000 Issue existed because certain computer systems and applications abbreviate dates using only two digits rather than four digits, e.g., "98" rather than "1998." Unless corrected, this shortcut could have caused problems when the century date "2000" occurs. On that date, some computer operating systems and applications and embedded technology may have recognized the date as January 1, 1900 instead of January 1, 2000.

The Company's management established Year 2000 project teams in 1998 to address Year 2000 issues. The project teams identified those mission critical hardware, systems and applications that were not Year 2000 ready. These mission critical hardware, systems and applications were then renovated, validated and implemented prior to December 31, 1999. No significant problems have been encountered in 2000. The total costs associated with the Year 2000 Issue incurred through December 31, 1999 were approximately $4 million; no further substantial expenditures are expected.

The Company expects to incur minimal expenditures for final project wrap-up activities. While the Company believes its mission critical hardware, systems and applications are Year 2000 ready, it will continue to monitor information systems, facilities, equipment and relationships with third parties. Contingency plans have been developed to address any interruptions in essential services.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY
STATEMENT

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND OTHER SECTIONS OF THIS ANNUAL REPORT TO SHAREHOLDERS CONTAINS STATEMENTS THAT ARE NOT BASED ON HISTORICAL FACT, INCLUDING THE WORDS "BELIEVES," "ANTICIPATES," "INTENDS," "EXPECTS" AND SIMILAR WORDS. THESE STATEMENTS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS, EVENTS OR DEVELOPMENTS TO BE SIGNIFICANTLY DIFFERENT FROM ANY FUTURE RESULTS, EVENTS OR DEVELOPMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE:

- GENERAL ECONOMIC AND BUSINESS CONDITIONS, BOTH NATIONALLY AND IN THE REGIONS IN WHICH THE COMPANY OPERATES,

- TECHNOLOGY CHANGES,

- COMPETITION,

- CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS,

- CHANGES IN GOVERNMENTAL REGULATIONS,

-OUR ABILITY AND THE ABILITY OF OUR THIRD-PARTY SUPPLIERS TO TAKE CORRECTIVE
 ACTION IN A TIMELY MANNER WITH RESPECT TO THE YEAR 2000 ISSUE,

- AVAILABILITY OF FUTURE FINANCING, AND

- CHANGES IN GROWTH IN CELLULAR CUSTOMERS, PENETRATION RATES AND CHURN RATES.

CONSOLIDATED FINANCIAL STATEMENTS




CONSOLIDATED STATEMENTS OF INCOME


                                                                                    YEAR ENDED DECEMBER 31,
(Dollars in thousands, except per share amounts)                              1999           1998           1997
-------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES
  Service                                                               $1,366,412     $1,123,454       $852,991
  Equipment sales                                                           50,769         39,013         23,974
                                                                         ------------------------------------------
   Total Operating Revenues                                              1,417,181      1,162,467        876,965
                                                                         ------------------------------------------


OPERATING EXPENSES
  System operations                                                        208,822        193,625        153,137
  Marketing and selling                                                    272,729        228,844        178,984
  Cost of equipment sold                                                   124,058         94,378         82,302
  General and administrative                                               325,758        262,766        200,620
  Depreciation                                                             184,830        167,150         97,591
  Amortization of intangibles                                               45,142         39,629         34,788
                                                                         ------------------------------------------
   Total Operating Expenses                                              1,161,339        986,392        747,422
                                                                         ------------------------------------------


OPERATING INCOME                                                           255,842        176,075        129,543
                                                                         ------------------------------------------

INVESTMENT AND OTHER INCOME
  Investment income                                                         30,374         42,451         77,121
  Amortization of licenses related to investments                           (1,186)        (1,039)        (2,084)
  Interest income                                                            8,893          5,695          5,863
  Other income (expense), net                                                  590         (4,413)        (3,614)
  Minority share of income                                                  (7,148)        (6,039)       (12,298)
  Gain on sale of cellular and other investments                           266,744        215,154         30,318
                                                                         ------------------------------------------
   Total Investment and Other Income                                       298,267        251,809         95,306
                                                                         ------------------------------------------
INCOME BEFORE INTEREST AND INCOME TAXES                                    554,109        427,884        224,849
                                                                         ------------------------------------------


INTEREST EXPENSE
  Interest expense - other                                                  38,099         39,772         27,414
  Interest expense - affiliate                                                  --             --          1,948
                                                                         ------------------------------------------
   Total Interest Expense                                                   38,099         39,772         29,362
                                                                         ------------------------------------------


INCOME BEFORE INCOME TAXES                                                 516,010        388,112        195,487
Income tax expense                                                         215,252        171,165         83,948
                                                                         ------------------------------------------
NET INCOME                                                               $ 300,758      $ 216,947       $111,539
                                                                         ------------------------------------------


WEIGHTED AVERAGE COMMON AND SERIES A COMMON SHARES (000S)                   87,478         87,323         86,346


BASIC EARNINGS PER COMMON AND SERIES A COMMON SHARE                      $    3.44      $    2.48       $   1.29
                                                                         ------------------------------------------


DILUTED EARNINGS PER COMMON AND SERIES A COMMON SHARE                    $    3.28      $    2.39       $   1.29
                                                                         ------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                    YEAR ENDED DECEMBER 31,
(Dollars in thousands)                                                        1999           1998           1997
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                              $300,758       $216,947      $ 111,539
  Add (Deduct) adjustments to reconcile net
   income to net cash provided by operating activities
     Depreciation and amortization                                         229,972        206,779        132,379
     Deferred income tax provision                                         134,130        107,201         24,077
     Investment income                                                     (30,374)       (42,451)       (77,121)
     Minority share of income                                                7,148          6,039         12,298
     Gain on sale of cellular and other investments                       (266,744)      (215,154)       (30,318)
     Other noncash expense                                                  18,017         24,660         18,786
     Change in accounts receivable                                         (38,970)       (26,998)       (10,038)
     Change in accounts payable                                            (14,711)        61,977         (1,646)
     Change in accrued interest                                                 (6)           532          6,413
     Change in accrued taxes                                                (5,896)       (26,246)        26,297
     Change in customer deposits and deferred revenues                       9,067          6,523          5,083
     Change in other assets and liabilities                                 (9,214)        (8,710)         4,388
                                                                            --------------------------------------
                                                                           333,177        311,099        222,137
                                                                            --------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment                              (248,722)      (274,375)      (277,799)
  System development costs                                                 (28,728)       (46,042)       (40,949)
  Acquisitions, excluding cash acquired                                    (29,841)      (119,957)      (138,377)
  Proceeds from sale of cellular and other investments                      95,988        148,329         61,145
  Distributions from unconsolidated entities                                24,427         27,740         52,365
  Investments in and advances from/(to) unconsolidated entities              5,497           (185)       (10,535)
  Change in notes receivable                                               (10,000)            --             --
  Change in temporary investments and
   marketable non-equity securities                                            236            468         (1,088)
  Other investing activities                                                   738         (6,227)        (3,305)
                                                                            --------------------------------------
                                                                          (190,405)      (270,249)      (358,543)
                                                                            --------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of 7.25% unsecured notes                                             --             --        243,053
  Repayment of long-term debt                                                 (267)            --             --
  Repayment of vendor financing                                                 --             --       (103,827)
  Borrowings from Revolving Credit Facility                                     --         57,000             --
  Repayment of Revolving Credit Facility                                        --        (57,000)            --
  Borrowings from Revolving Credit Agreement - TDS                              --             --         70,444
  Repayment of Revolving Credit Agreement - TDS                                 --             --        (70,444)
  Repayment of notes payable                                                    --         (1,302)            --
  Common Shares issued                                                       9,290          2,567          2,503
  Capital distributions to minority partners                                (6,095)        (3,991)        (5,849)
                                                                            --------------------------------------
                                                                             2,928         (2,726)       135,880
                                                                            --------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       145,700         38,124           (526)

CASH AND CASH EQUIVALENTS -

  Beginning of period                                                       51,975         13,851         14,377
                                                                            --------------------------------------
  End of period                                                           $197,675       $ 51,975      $  13,851
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED FINANCIAL STATEMENTS



CONSOLIDATED BALANCE SHEETS - ASSETS


                                                                                                DECEMBER 31,
(Dollars in thousands)                                                                       1999           1998
-------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents
   General funds                                                                        $  29,169     $   15,576
   Affiliated cash equivalents                                                            168,506         36,399
                                                                                        ---------------------------
                                                                                          197,675         51,975
  Temporary investments                                                                       148            284
  Accounts receivable
   Customers, less allowance of
     $10,029 and $6,054, respectively                                                     124,145         99,931
   Roaming                                                                                 61,915         46,634
   Affiliates                                                                                  15             26
   Other                                                                                    9,584         13,671
  Inventory                                                                                29,999         16,673
  Note receivable                                                                          10,000             --
  Prepaid expenses                                                                         10,081         10,506
  Other current assets                                                                      5,221          3,105
                                                                                        ---------------------------
                                                                                          448,783        242,805
                                                                                        ---------------------------
INVESTMENTS
  Licenses, net of accumulated amortization of
   $188,076 and $153,934, respectively                                                  1,156,175      1,200,653
  Marketable equity securities                                                            540,711        300,754
  Investments in unconsolidated entities, net of accumulated
     amortization of $3,934 and $4,546, respectively                                      124,573        136,391
  Notes and interest receivable - long-term                                                10,736         11,530
  Marketable non-equity securities                                                            216            337
                                                                                        ---------------------------
                                                                                        1,832,411      1,649,665
                                                                                        ---------------------------

PROPERTY, PLANT AND EQUIPMENT
  In service and under construction                                                     1,579,278      1,400,597
  Less accumulated depreciation                                                           508,273        389,754
                                                                                        ---------------------------
                                                                                        1,071,005      1,010,843
                                                                                        ---------------------------
DEFERRED CHARGES
  System development costs, net of accumulated amortization
   of $17,580 and $6,502, respectively                                                    135,462        127,742
  Other, net of accumulated amortization
   of $8,662 and $8,502, respectively                                                      12,434         16,581
                                                                                        ---------------------------
                                                                                          147,896        144,323
                                                                                        ---------------------------
   TOTAL ASSETS                                                                        $3,500,095     $3,047,636
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                                DECEMBER 31,
(Dollars in thousands)                                                                       1999           1998
-------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES

  Accounts payable
   Affiliates                                                                           $   3,127     $   11,508
   Other                                                                                  143,967        172,568
  Customer deposits and deferred revenues                                                  36,882         27,575
  Accrued interest                                                                          7,064          7,069
  Accrued taxes                                                                             7,517         13,928
  Accrued compensation                                                                     16,555         13,263
  Other current liabilities                                                                11,867         12,362
                                                                                -----------------------------------
                                                                                          226,979        258,273
                                                                                -----------------------------------
LONG-TERM DEBT

  6% zero coupon convertible debentures                                                   296,322        281,487
  7.25% unsecured notes                                                                   250,000        250,000
                                                                                -----------------------------------
                                                                                          546,322        531,487
                                                                                -----------------------------------
DEFERRED LIABILITIES AND CREDITS

  Net deferred income tax liability                                                       401,983        258,123
  Other                                                                                     9,199          5,914
                                                                                -----------------------------------
                                                                                          411,182        264,037
                                                                                -----------------------------------
MINORITY INTEREST                                                                          40,971         43,609
                                                                                -----------------------------------

COMMON SHAREHOLDERS' EQUITY
  Common Shares, par value $1 per share;
   authorized 140,000,000 shares; issued and outstanding
   54,713,101 and 54,364,729 shares, respectively                                          54,713         54,365
  Series A Common Shares, par value $1 per share;
   authorized 50,000,000 shares;
   issued and outstanding 33,005,877 shares                                                33,006         33,006
  Additional paid-in capital                                                            1,331,274      1,319,895
  Accumulated other comprehensive income                                                   81,391         69,465
  Retained earnings                                                                       774,257        473,499
                                                                                -----------------------------------
                                                                                        2,274,641      1,950,230
                                                                                -----------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                          $3,500,095     $3,047,636
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED FINANCIAL STATEMENTS





CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

                                                                                                      Accumulated
                                                                                                         Other
                                                      Series A        Additional     Comprehensive   Comprehensive      Retained
(Dollars in thousands)              Common Shares   Common Shares   Paid-In Capital      Income         Income          Earnings
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996          $    53,117     $    33,006     $ 1,245,066      $      --        $     --       $  145,013
Add (Deduct)
  Acquisition of
   cellular interests                       996            --            31,489             --              --              --
  Employee benefit plans                    118            --             2,376             --              --              --
  Redemption of USM and
   TDS Preferred Stock                        1            --                35             --              --              --
  Sale of interests transferred
   from TDS                                --              --             6,591             --              --              --
  Capital stock expense                    --              --               (27)            --              --              --
  Net income and
   comprehensive income                    --              --              --        $   111,539            --           111,539
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997               54,232          33,006       1,285,530                             --           256,552

Add
  Acquisition of
   cellular interests                        46            --             1,257             --              --              --
  Employee benefit plans                     87            --             2,480             --              --              --
  Sale of interests transferred
   from TDS                                --              --            30,628             --              --              --
  Net income                               --              --              --        $   216,947            --           216,947
  Other Comprehensive Income:
   Unrealized gain on
     marketable equity
     securities                            --              --              --             69,465          69,465            --
                                                                                     -----------
   Comprehensive income                    --              --              --        $   286,412            --              --
                                                                                     -----------
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998               54,365          33,006       1,319,895                           69,465         473,499

Add (Deduct)
  Employee benefit plans                    298            --             9,337             --              --              --
  Conversion of 6% zero coupon
    convertible debentures                   50            --             2,046             --              --              --
  Capital stock expense                    --              --                (4)            --              --              --
  Net income                               --              --              --        $   300,758            --           300,758
  Other Comprehensive Income:
   Net unrealized gain on
     marketable equity
     securities                            --              --              --             11,926          11,926
                                                                                     ------------
  Comprehensive income                     --              --              --        $   312,684            --              --
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999          $    54,713     $    33,006     $ 1,331,274                      $    81,391     $   774,257
===============================================================================                      ============================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United States Cellular Corporation (the "Company" or "U.S. Cellular"), a Delaware Corporation, is currently an 80.7%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

NATURE OF OPERATIONS

U.S. Cellular owns, manages and invests in cellular systems throughout the United States and is the nation's eighth largest cellular telephone company in terms of customers. The Company owned interests in 180 cellular markets, representing approximately 26.4 million population equivalents ("pops"), as of December 31, 1999. U.S. Cellular's 139 majority-owned and managed markets, primarily mid-sized and rural markets, served 2,602,000 customers in 25 states as of December 31, 1999. U.S. Cellular's Midwest Regional Market Cluster, which includes markets in Iowa, Wisconsin, Illinois, Indiana, and Missouri, served 1,140,000 customers at December 31, 1999, representing approximately 44% of U.S. Cellular's total customers served as of that date.

PRINCIPLES OF CONSOLIDATION

The accounting policies of U.S. Cellular conform to generally accepted accounting principles. The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries, and partnerships in which U.S. Cellular has a majority partnership interest. All material intercompany accounts and transactions have been eliminated.

U.S. Cellular includes as investments the value of the consideration given and all direct and incremental costs relating to acquisitions accounted for as purchases. All costs relating to unsuccessful negotiations for acquisitions are expensed.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates, but management believes any differences will not be material.

Certain amounts reported in prior years have been reclassified to conform to current period presentation.

CASH AND CASH EQUIVALENTS AND TEMPORARY INVESTMENTS

Cash and cash equivalents include cash and those short-term, highly-liquid investments with original maturities of three months or less. Those investments with original maturities of more than three months to 12 months are classified as Temporary investments. Temporary investments are stated at cost. Those investments with original maturities of more than 12 months are classified as Marketable non-equity securities and are stated at amortized cost.

The carrying amounts of Cash and cash equivalents and Temporary investments approximate their fair value due to the short-term nature of these investments.

Outstanding checks in excess of cash balances totaled $26.3 and $21.2 million at December 31, 1999 and 1998, respectively, and are classified as Accounts payable in the Consolidated Balance Sheets. Sufficient funds were available to fund these outstanding checks when presented for payment.

ACCOUNTS RECEIVABLE

Accounts receivable consists of amounts owed by customers for both service provided and equipment sales, by other cellular carriers whose customers have used U.S. Cellular's cellular systems, by affiliated entities and by other partners for capital distributions.

DEFERRED CHARGES

Deferred system development costs represent costs incurred for the development of new information systems. Capitalized costs of information systems development are amortized over a five- or seven-year period, starting when each new system is placed in service.

Other deferred charges primarily represent legal and other charges incurred relating to the preparation of the agreements related to the Company's various borrowing instruments, and are amortized over the respective financing periods of each instrument (seven to 20 years).

REVENUE RECOGNITION

Revenues from operations primarily consist of charges for access, airtime, and value added services provided for the Company's local retail customers; charges to customers of other systems who use the Company's cellular systems when roaming; charges for long-distance calls made on the Company's systems; end user equipment sales; and sales of accessories. Revenues are recognized as services are rendered. Unbilled revenues, resulting from cellular service provided from the billing cycle date to the end of each month and from other cellular carriers' customers using U.S. Cellular's cellular systems for the last half of each month, are estimated and recorded. Equipment and accessory sales are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


recognized upon delivery to the customer and reflect charges to customers for equipment purchased.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising costs totaled $64.4 million, $52.4 million and $41.4 million for the years ended December 31, 1999, 1998 and 1997, respectively.

PENSION PLAN

Telephone and Data Systems, Inc. Wireless Companies' Pension Plan (the "Pension Plan"), a qualified noncontributory defined contribution pension plan, was adopted effective January 1, 1994. It provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $3.6 million, $3.3 million and $1.0 million in 1999, 1998 and 1997, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities by requiring that entities recognize all derivatives as either assets or liabilities at fair market value on the balance sheet. Management believes that this statement will not have a material effect on results of operations and financial position of the Company.

Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition" is effective beginning in the first quarter of 2000. SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. Management believes that this bulletin will not have a material effect on results of operations and financial position of the Company.

2  INCOME TAXES

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement (the "Agreement"). The Agreement provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. U.S. Cellular and its subsidiaries calculate their losses and credits as if they comprised a separate affiliated group. Under the Agreement, U.S. Cellular is able to carry forward its losses and credits and use them to offset any future income tax liabilities to TDS.

Income tax provisions charged to net income are summarized below:


                           YEAR ENDED DECEMBER 31,
(Dollars in thousands)         1999       1998       1997
--------------------------------------------------------------------------------
Federal income taxes
  Current                  $ 67,116   $ 52,613   $ 46,357
  Deferred                  112,463     91,671     22,109
State income taxes

  Current                    14,006     11,351     13,514
  Deferred                   21,667     15,530      1,968
                           -----------------------------------------------------
Total income
  tax expense              $215,252   $171,165   $ 83,948
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The statutory federal income tax rate is reconciled to the Company's effective income tax rate below:


                                YEAR ENDED DECEMBER 31,
                               1999      1998      1997
--------------------------------------------------------------------------------

Statutory federal income
  tax rate                       35.0%     35.0%     35.0%
State income taxes,
  net of federal benefit          4.5       4.4       5.1
Amortization of license
  acquisition costs                .6        .6       1.7
Corporations not included
  in consolidated federal
  income tax return                .1        .4        .4
Changes in tax basis               --       1.7        --
Sale of cellular interests         --        .7        .8
Resolution of prior
  period tax issues               1.0        .8        --
Other                              .5        .5       (.1)
                                -----------------------------------------------
Effective income tax rate        41.7%     44.1%     42.9%
================================================================================


Deferred income taxes are provided for the temporary differences between the amount of the Company's assets and liabilities for financial reporting purposes and their tax basis.

U.S. Cellular had current deferred tax assets totaling $2.7 million and $1.5 million at December 31, 1999 and 1998, respectively, resulting primarily from the allowance for customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




                                          DECEMBER 31,
(Dollars in thousands)                    1999       1998
--------------------------------------------------------------------------------
Deferred Tax Asset
  Taxes on acquisitions               $ 34,143   $ 28,190
  Partnership investments               17,541      7,492
  Net operating loss carryforward       13,593     14,719
                                      ------------------------------------------
                                        65,277     50,401
Less valuation allowance                11,696     13,448
                                      ------------------------------------------
Total Deferred Tax Asset                53,581     36,953
                                      ------------------------------------------
Deferred Tax Liability

  Marketable equity securities         201,882    106,194
  Property, plant and equipment         94,430     67,803
  Licenses                              88,706     46,459
  Equity investments                    63,650     63,650
  Other                                  6,896     10,970
                                      ------------------------------------------
Total Deferred Tax Liability           455,564    295,076
                                      ------------------------------------------
  Net Deferred Income Tax Liability   $401,983   $258,123
================================================================================


The amount of state net operating loss ("NOL") carryforward (generating a $10.5 million deferred tax asset) available to offset future taxable income is primarily from the individual subsidiaries which generated the loss. The aggregate NOL is approximately $168.2 million at December 31, 1999 and expires between 2000 and 2014. A valuation allowance has been provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

U.S. Cellular has certain subsidiaries which are not included in the federal consolidated income tax return, but file separate tax returns. These subsidiaries had a federal NOL carryforward (generating a $3.1 million deferred tax asset) available to offset future taxable income aggregating approximately $8.0 million at December 31, 1999 which expires between 2005 and 2014.

Included in Cellular license costs and Investment in unconsolidated entities is goodwill related to various acquisitions structured to be tax-free of $232 million and $1 million, respectively, at December 31, 1999 and $240 million and $3 million, respectively, at December 31, 1998. No deferred taxes have been provided on this goodwill.

The financial reporting basis of the marketable equity securities was greater than the tax basis at the date of acquisition, generating $147.6 million of deferred taxes. Additionally, the value of the marketable equity securities has appreciated since acquisition, generating $54.3 million of deferred taxes.

3 EARNINGS PER SHARE

The amounts used in computing Earnings per Common Share and the effect on income and the weighted average number of Common and Series A Common Shares of dilutive potential common stock are as follows:


                                                YEAR ENDED DECEMBER 31,
(Dollars and shares in thousands)              1999       1998       1997
--------------------------------------------------------------------------------
Net Income used in Basic
  Earnings Per Share                       $300,758   $216,947   $111,539
Interest expense
  eliminated as a
  result of the pro
  forma conversion
  of Convertible
  Debentures, net of tax                     10,053      9,032      8,691
                                           -------------------------------------
Net Income used in
  Diluted Earnings
  per Share                                $310,811   $225,979   $120,230
                                           =====================================

Weighted Average
  Number of Common
  Shares used in Basic
  Earnings Per Share                         87,478     87,323     86,346

Effect of Dilutive Securities:
  Stock Options
   and Stock
   Appreciation Rights                          347         48         52
  Conversion of Convertible
   Debentures                                 7,054      7,059      7,059
                                           -------------------------------------
Weighted Average
  Number of Common
  Shares used in Diluted
  Earnings Per Share                         94,879     94,430     93,457
================================================================================


Earnings per Common and Series A Common Share for the years ended December 31, 1999, 1998 and 1997 contain significant income amounts related to gains on the sale of cellular and other investments. Excluding the after-tax effect of these gains, basic earnings per share were $1.61, $1.02 and $1.10 for the years ended December 31, 1999, 1998 and 1997, respectively, and diluted earnings per share were $1.59, $1.02 and $1.10 for the years ended December 31, 1999, 1998 and 1997, respectively.

4 INVESTMENT IN LICENSES

Investment in licenses consists of the costs incurred in acquiring Federal Communications Commission licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interests in cellular entities awarded licenses and all direct and incremental costs relating to acquiring the licenses. These costs are capitalized and amortized through charges to expense over 40 years upon commencement of operations. Amortization expense amounted to $33.8 million, $32.7 million and $27.1 million in 1999, 1998 and 1997, respectively. Costs applicable to unsuccessful license applications are charged to expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



5 MARKETABLE EQUITY SECURITIES

Marketable equity securities are classified as available-for-sale, are stated at fair market value and consist of the following:


                                           DECEMBER 31,
(Dollars in thousands)                 1999          1998
--------------------------------------------------------------------------------
Vodafone AirTouch plc
  ADRs                           10,245,375            --
  Value                         $   507,146           $--
Rural Cellular Corporation
  Common Shares                     370,882       370,882
  Value                         $    33,565   $     3,894
AirTouch Communications, Inc.
  Common Shares                          --     4,098,150
  Value                         $        --   $   296,860
================================================================================


In 1999, the Company received 10.2 million (adjusted for a five-for-one stock split) Vodafone AirTouch plc American Depository Receipts ("ADRs") and $36.9 million in cash in exchange for its 4.1 million AirTouch Communications, Inc. ("AirTouch") common shares as a result of the AirTouch merger with Vodafone Group plc. The Company received the AirTouch common shares in 1998 as a result of the sale of certain minority cellular interests to AirTouch.

Information regarding the Company's marketable equity securities is summarized as follows:


                                           DECEMBER 31,
(Dollars in thousands)                     1999       1998
--------------------------------------------------------------------------------
Available-for-sale Equity Securities

  Aggregate Fair Value                 $540,711   $300,754
  Historical Cost                       405,061    184,980
                                       -----------------------------------------
  Gross Unrealized Holding Gains        135,650    115,774
  Tax Effect                             54,259     46,309
                                       -----------------------------------------
  Net Unrealized Holding Gains         $ 81,391   $ 69,465
================================================================================


The Company's net unrealized holding gains are included as an increase to Accumulated other comprehensive income. Realized gains and losses are determined on the basis of specific identification. During 1999, cash proceeds from the exchange of available-for-sale securities totaled $36.9 million and gross realized gains totaled $259.5 million.

6 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in cellular entities in which U.S. Cellular holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:


                                                           DECEMBER 31,
(Dollars in thousands)                                   1999       1998
--------------------------------------------------------------------------------
Equity method investments:
  Capital contributions,
   loans and advances                                $ 24,381   $ 32,444
  Licenses, net of amortization                        34,495     42,756
  Cumulative share of income                          211,112    187,279
  Cumulative share of distributions                  (148,014)  (130,295)
                                                     ---------------------------
                                                      121,974    132,184
Cost method investments:
  Capital contributions,
   net of partnership distributions                     1,239      3,458
  Licenses, net of amortization                         1,360        749
                                                     ---------------------------
                                                        2,599      4,207
                                                     ---------------------------
Total investments in
  unconsolidated entities                            $124,573   $136,391
================================================================================


As of December 31, 1999, U.S. Cellular followed the equity method of accounting for minority interests in 35 markets where the Company's ownership interest is 3% or greater. This method recognizes, on a current basis, U.S. Cellular's proportionate share of the income and losses accruing to it under the terms of the respective partnership and shareholder agreements. Income and losses from the entities are reflected in the Consolidated Statements of Income on a pretax basis as investment income. Investment income totaled $30.4 million, $42.5 million and $77.1 million in 1999, 1998, and 1997, respectively. As of December 31, 1999, U.S. Cellular followed the cost method of accounting for its investments in six markets where the Company's ownership interest is less than 3%.

Investments in unconsolidated entities include cellular license costs. These costs are being amortized over 40 years. Amortization amounted to $1.2 million, $1.0 million and $2.1 million in 1999, 1998, and 1997, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The following summarizes the unaudited combined assets, liabilities and equity, and the unaudited combined results of operations of the cellular system entities in which U.S. Cellular's investments are accounted for by the equity method:


                                                             DECEMBER 31,
(Unaudited, dollars in thousands)                          1999         1998
--------------------------------------------------------------------------------
Assets
  Current                                            $  236,231   $  241,991
  Due from affiliates                                     2,755        6,721
  Property and other                                    984,738      969,419
                                                     ---------------------------
                                                     $1,223,724   $1,218,131
================================================================================
Liabilities and Equity
  Current liabilities                                $  226,322   $  238,055
  Due to affiliates                                      15,649       26,022
  Deferred credits                                        4,062          783
  Long-term debt                                         30,800       22,152
  Partners` capital
   and shareholders' equity                             946,891      931,119
                                                     ---------------------------
                                                     $1,223,724   $1,218,131
================================================================================



                                                  YEAR ENDED DECEMBER 31,
(Unaudited, dollars in thousands)          1999           1998          1997
--------------------------------------------------------------------------------
Results of Operations
  Revenues                          $ 1,557,943    $ 1,460,318   $ 1,652,683
  Operating expenses                    961,073        820,326     1,012,685
                                    --------------------------------------------
  Operating cash flow                   596,870        639,992       639,998
  Depreciation and
   amortization                         261,418        153,980       166,285
                                    --------------------------------------------
  Operating income                      335,452        486,012       473,713
  Other (expense) income                 (6,589)           337        (7,292)
                                    --------------------------------------------
  Net income                        $   328,863    $   486,349   $   466,421
================================================================================

7 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at the original cost of construction including capitalized costs of certain taxes and payroll-related expenses. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The provision for depreciation as a percentage of depreciable property, plant and equipment was 12.9%, 13.6% and 10.3% in 1999, 1998, and 1997, respectively. Depreciation as a percentage of depreciable property increased in 1998 due to the reduction in useful lives of certain assets in 1998, increasing the provision for depreciation.

The Company records renewals and betterments of units of property as additions to plant in service. The original cost of depreciable property (and related accumulated depreciation) retired is removed from plant in service and, together with removal cost less any salvage realized, is charged to depreciation expense. Repairs and renewals of minor units of property are charged to system operations expense.

Property, plant and equipment in service and under construction consists of:


                                      DECEMBER 31,
(Dollars in thousands)               1999       1998
--------------------------------------------------------------------------------
Cell site-related equipment     $ 939,797  $  790,292
Land, buildings and
  leasehold improvements          280,306     237,361
Switching-related equipment       153,984     116,198
Office furniture and equipment    104,901     127,397
Other operating equipment          67,021      59,152
Work in process                    33,269      70,197
                                ------------------------------------------------
                                $1,579,278 $1,400,597
================================================================================

8 SUPPLEMENTAL CASH FLOW DISCLOSURES

U.S. Cellular acquired certain cellular licenses and other cellular interests during 1999, 1998 and 1997. In conjunction with these acquisitions, the following assets were acquired, liabilities assumed and Common Shares issued:

                                              YEAR ENDED DECEMBER 31,
(Dollars in thousands)                     1999         1998         1997
                                      -----------------------------------
Property, plant
  and equipment, net                  $   3,444    $  18,417    $ 112,696
Cellular licenses                        22,567       97,228      139,885
(Decrease) in
  investment in
  unconsolidated entities                  (546)      (2,317)     (90,33)
Accounts receivable                       1,762        4,551       26,032
Accounts payable                           (637)        (370)     (31,117)
Other assets and liabilities,
  excluding cash acquired                 3,251        3,751       13,699
Common Shares issued
  and issuable                             --         (1,303)     (32,486)
                                      ------------------------------------------
Decrease in cash due
  to acquisitions                     $  29,841    $ 119,957    $ 138,377
================================================================================


Following are supplemental cash flow disclosures regarding interest and income taxes paid and certain noncash transactions:

                                YEAR ENDED DECEMBER 31,
(Dollars in thousands)         1999       1998       1997
--------------------------------------------------------------------------------
Interest paid              $ 20,150   $ 18,966   $  6,816
Income taxes paid            90,307    101,041     40,316
Noncash interest expense     17,132     16,157     15,379
Additions to Property,
  Plant and Equipment
  and System Development
  financed through
  Accounts Payable         $ 15,616   $ 21,528   $  8,514
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9 ACQUISITIONS AND DIVESTITURES

As part of its development strategy U.S. Cellular has acquired cellular interests for cash, promissory notes and U.S. Cellular and TDS Common Shares. U.S. Cellular has also divested cellular interests for cash, notes receivable and marketable equity securities and has completed exchanges of cellular interests with other cellular companies.

COMPLETED ACQUISITIONS

During 1999, U.S. Cellular completed the acquisition of a majority interest in one market and several minority interests, representing approximately 245,000 pops, for a total consideration of $31.5 million in cash.

During 1998, U.S. Cellular completed the acquisition of majority interests in six markets and several minority interests, representing approximately 1.3 million pops, for a total consideration of $168.3 million as shown in the following table:


(Dollars in millions)                   Consideration
--------------------------------------------------------------------------------
46,000 Common Shares to TDS(1)          $    1.3
Increase in Revolving Credit Facility       34.8
Repayment of Note Receivable                 3.4
Cash                                       128.8
                                        ----------------------------------------
  Total                                 $  168.3
================================================================================

(1) ISSUED TO REIMBURSE TDS FOR TDS SECURITIES ISSUED TO THIRD PARTIES IN CONNECTION WITH THE ACQUISITIONS.


Assuming that the 1999 and 1998 acquisitions discussed above, which were accounted for as purchases, had taken place on January 1, 1998, unaudited pro forma results of operations would have been as follows:

(Unaudited, dollars in thousands,    YEAR ENDED DECEMBER 31,
except per share amounts)                 1999         1998
--------------------------------------------------------------------------------
Service Revenues                    $1,373,422   $1,145,117
Equipment Sales                         50,835       39,504
Net Income                             302,387      220,205
Basic Earnings per
  Common Share                            3.46         2.52
Diluted Earnings per
  Common Share                      $     3.27   $     2.41
================================================================================



COMPLETED DIVESTITURES

The gains recorded in 1999, 1998, and 1997 reflect the sales of non-strategic cellular and certain other investments. In 1999, U.S. Cellular recognized a $259.5 million gain as a result of the AirTouch Communications Inc. merger with Vodafone Group plc and from the divestiture of minority interests in three markets. U.S. Cellular recognized a gain on the difference between the historical basis of its investment in AirTouch common shares and the value of the Vodafone AirTouch plc ADRs plus cash received from the merger. In 1998, U.S. Cellular sold its majority interest in one market, and minority interests in several markets in exchange for 4.1 million AirTouch Common Shares and cash, and received cash from TDS pursuant to an agreement between TDS and the Company. In 1997, U.S. Cellular sold its majority interest in one market and minority interests in two other markets and received cash from the settlement of a legal matter. In addition to the VOD ADRs received in 1999 and the AirTouch Common Shares received in 1998, these transactions generated net cash proceeds of $96.0 million, $148.3 million and $61.1 million in 1999, 1998 and 1997, respectively.

PENDING ACQUISITIONS

At December 31, 1999, U.S. Cellular had entered into agreements with third parties to acquire a majority interest in one market and a minority interest in one market in which the Company already owns a majority interest, representing 160,000 pops, for $24.0 million in cash and approximately 28,000 Common Shares. These transactions are expected to be completed during the first half of 2000.

PENDING DIVESTITURE

U.S. Cellular had entered into an agreement to sell its minority interest in one market at December 31, 1999, representing 114,000 pops, for $22.5 million in cash. The Company expects to complete this transaction during the first half of 2000.


10 REVOLVING CREDIT FACILITY

U.S. Cellular has a seven-year $500 million revolving credit facility with a group of banks ("Revolving Credit Facility"). This facility replaced the Company's Revolving Credit Agreement with TDS as its primary short-term borrowing facility. As of December 31, 1999, no borrowings were outstanding under the Revolving Credit Facility.

The terms of the Revolving Credit Facility provide for borrowings with interest at the London InterBank Offered Rate ("LIBOR") plus 26.5 basis points (for a rate of 6.1% at December 31, 1999). Interest and principal are due the last day of the borrowing period, as selected by the borrower, of either seven days or one, two, three or six months. U.S. Cellular pays facility and administration fees at an aggregate annual rate of 0.142% of the total $500 million facility. These payments totaled $710,000, $710,000 and $237,000 for the years ended December 31, 1999, 1998 and 1997, respectively. The Revolving Credit Facility expires in August, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 6% ZERO COUPON COVERTIBLE DEBENTURES

The Company sold $745 million principal amount at maturity of zero coupon 6% yield to maturity convertible debt. This 20-year fixed rate debt, in the form of Liquid Yield Option Notes ("LYONs"), is subordinated to all senior indebtedness of the Company. At December 31, 1999 and 1998, U.S. Cellular's senior indebtedness totaled $250.0 million and $260.0 million, respectively.

Each LYON is convertible at the option of the holder at any time at a conversion rate of 9.475 U.S. Cellular Common Shares per $1,000 of LYONs. Upon conversion, U.S. Cellular may elect to deliver its Common Shares or cash equal to the market value of the Common Shares. During 1999, 5,760 LYONs were converted for approximately $267,000 in cash and 50,000 Common Shares. Beginning June 15, 2000, U.S. Cellular may redeem the LYONs for cash at the issue price plus accrued original issue discount through the date of redemption. Holders have the right to exercise their conversion option prior to the redemption date. On June 15, 2000, the holders may require U.S. Cellular to purchase LYONs at the issue price plus accrued original issue discount through that date. U.S. Cellular will have the option of purchasing such LYONs with cash, U.S. Cellular Common Shares, TDS common equity securities, or any combination thereof.

The carrying value and estimated fair value of U.S. Cellular's 6% zero coupon convertible debentures were $296.3 million and $706.9 million at December 31, 1999 and $281.5 million and $298.7 million at December 31, 1998, respectively. The fair values were estimated using discounted cash flow analysis.

12 7.25% UNSECURED NOTE

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

The carrying value and estimated fair value of the Company's 7.25% unsecured notes were $250.0 million and $243.3 million at December 31, 1999 and $250.0 million and $263.6 million at December 31, 1998, respectively. The fair values were estimated using discounted cash flow analysis.


13 COMMON SHAREHOLDERS" EQUITY

COMMON STOCK

EMPLOYEE BENEFIT PLANS. The following table summarizes
Common Shares issued for the employee benefit plans described as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                       1999      1998      1997
--------------------------------------------------------------------------------
Tax-Deferred Savings Plan                             49,770    33,532    42,400
Employee stock options,
  stock appreciation rights
  and awards                                         241,693    58,523    65,029
Employee Stock
  Purchase Plan                                        6,997    16,739    10,134
                                                     ---------------------------
                                                     298,460   108,794   117,563
================================================================================



TAX-DEFERRED SAVINGS PLAN

U.S. Cellular has reserved 38,353 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in U.S.Cellular Common Shares, TDS Common Shares, or five nonaffiliated funds.

EMPLOYEE STOCK OPTIONS, STOCK
APPRECIATION RIGHTS AND AWARDS

U.S. Cellular accounts for stock options, stock appreciation rights ("SARs") and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25. No compensation costs have been recognized for the stock option and employee stock purchase plans. Compensation expense for SARs, measured on the difference between the SAR prices and the year-end market price of the Common Shares, aggregated $1.0 million, $440,000 and $285,000 in 1999, 1998 and 1997, respectively. Had compensation cost for all plans been determined consistent with SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's net income and earnings per Common Share would have been reduced to the following pro forma amounts:

(Dollars in thousands, except               YEAR ENDED DECEMBER 31,
per share amounts)                     1999          1998          1997
--------------------------------------------------------------------------------
Net Income:
   As Reported                  $   300,758    $  216,947     $ 111,539
   Pro Forma                        298,941       214,810       110,317

Basic Earnings
  Per Common Share:
   As Reported                         3.44          2.48          1.29
   Pro Forma                           3.42          2.46          1.28

Diluted Earnings
  Per Common Share:
   As Reported                         3.28          2.39          1.29
   Pro Forma                    $      3.26    $     2.37$         1.27
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company's stock option plans at December 31, 1999, 1998 and 1997 and changes during the years then ended is presented in the table and narrative as follows:


                                         Weighted     Weighted
                           Number       Average       Average
                         of Shares   Option Prices   Fair Values

--------------------------------------------------------------------------------
Stock Options
Outstanding
  December 31, 1996
  (271,866 exercisable)    391,047    $   29.47
   Granted                 250,393    $   13.41    $18.77
   Exercised               (68,563)   $   17.56
   Canceled                (18,594)   $   26.85
                         ----------
Outstanding
  December 31, 1997
  (293,418 exercisable)    554,283    $   24.23
   Granted                 325,492    $   17.89    $21.93
   Exercised               (83,515)   $    8.92
   Canceled                (13,608)   $   29.16
                         ----------
Outstanding
  December 31, 1998
  (317,611 exercisable)    782,652    $   22.21
   Granted                 291,004    $   32.64    $23.45
   Exercised              (378,871)   $   21.87
   Canceled                (22,171)   $   25.23
                         ----------
Outstanding
  December 31, 1999
  (106,104 exercisable)    672,614    $   24.79
================================================================================


U.S. Cellular has established Stock Option plans that provide for the grant of stock options to officers and employees and has reserved 1,472,498 Common Shares for options granted and to be granted to key employees. The options under the 1998 plan are exercisable from the date of vesting through November 9, 2004 to March 31, 2009, or 30 days following the date of the employee's termination of employment, if earlier. Under the 1998 Stock Option Plan, 106,104 stock options were exercisable at December 31, 1999, have exercise prices between $24.48 and $35.84 with a weighted average exercise price of $30.77 per share, and a weighted average remaining contractual life of 6.7 years. The remaining 566,510 options, which are not exercisable, have exercise prices between $0 and $55.50 with a weighted average exercise price of $23.67, and a weighted average remaining contractual life of 5.9 years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999 and 1998, respectively: risk-free interest rates of 6.7% and 4.7%; expected dividend yields of zero for both years; expected lives of 5.0 years and 4.5 years; and expected volatility of 24.2% and 22.5%.

Stock Appreciation Rights allow the grantee to receive an amount in Common Shares or cash, or a combination thereof, equivalent to the difference between the exercise price and the fair market value of the Common Shares on the exercise date. At December 31, 1999, 9,600 Series A Common Share SARs were outstanding at $15 per share. These rights expire from 2000 to 2004 or the date of the person's termination of employment, if earlier. During 1999, 1998 and 1997, 3,800, 31,250 and 3,950 Common Share SARs were exercised, respectively. During 1999, 26,400 Series A Common Share SARs were exercised. There were no SARs granted in 1999, 1998 or 1997.

EMPLOYEE STOCK PURCHASE PLAN

U.S. Cellular had 102,855 Common Shares reserved under the 1999 Employee Stock Purchase Plan ("1999 ESSP"). During 1999, the 1999 ESPP was approved, which became effective July 1, 1999.

SERIES A COMMON SHARES

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors, and the Common Shares elect 25% of the directors. As of December 31, 1999, all of U.S. Cellular's outstanding Series A Common Shares were held by TDS.

ACCUMULATED OTHER COMPREHENSIVE INCOME

Effective January 1, 1998, the Company implemented the provisions of SFAS No. 130, "Reporting Comprehensive Income." Under SFAS No. 130, the Company is required to report all changes in equity during a period, except those resulting from investments and distributions by owners, in a financial statement for the period in which they are recognized. The Company has chosen to disclose Comprehensive Income, which encompasses Net Income and Net Unrealized Gains on Securities, in the Consolidated Statement of Changes in Common Shareholders' Equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The income tax effects allocated to and the cumulative balance of unrealized gains on securities are as follows:


                                          YEAR ENDED DECEMBER 31,
(Dollars in thousands)                         1999         1998
----------------------------------------------------------------
Balance, beginning of period              $  69,465    $      --
Add:
  Unrealized gains on securities            279,341      115,773
  Income tax effect                        (111,736)     (46,308)
                                          --------------------------------------
  Net unrealized gains on securities        167,605       69,465
                                          --------------------------------------
Deduct:
  Recognized gains on sales
   of securities                            259,464         --
  Income tax expense                       (103,785)        --
                                          --------------------------------------
  Net recognized gains included
   in Net Income                            155,679         --
                                          --------------------------------------
Net change in unrealized gains
  included in Comprehensive Income           11,926       69,465
                                          --------------------------------------
Balance, end of period                    $  81,391    $  69,465
================================================================================


14 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in the accompanying financial statements on a basis which is representative of what they would have been if U.S. Cellular operated on a stand-alone basis. Billings to U.S. Cellular from TDS totaled $47.5 million, $44.8 million and $36.2 million in 1999, 1998 and 1997, respectively. In 1998, TDS developed a new payroll system for all of its subsidiaries, including the Company. The Company capitalized $12.7 million related to this system in system development costs.

U.S. Cellular has a Cash Management Agreement with TDS under which U.S. Cellular may from time to time deposit its excess cash with TDS for investment under TDS's cash management program. Deposits made under the agreement are available to U.S. Cellular on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. Interest income from such deposits was $5.6 million, $2.1 million and $1.3 million in 1999, 1998 and 1997, respectively.

All markets managed by U.S. Cellular are billed for services they receive from U.S. Cellular. Such billings are based on expenses specifically identified to each market and on allocations of common expenses. Such allocations are primarily based on the relationships of each market's assets and revenues to the total assets and revenues of all the markets managed by U.S. Cellular. Management believes that all expenses and costs applicable to each market are representative of what they would have been if each managed market operated on a stand-alone basis.

15 COMMITMEMTS AND CONTINGENCIES

CONSTRUCTION AND EXPANSION

The partnerships and corporations in which U.S. Cellular is a partner or shareholder are in various stages of development. U.S. Cellular expects to spend approximately $330 million during 2000, primarily to add additional cell sites to expand and enhance coverage, including adding digital service capabilities to its systems.

From time to time U.S. Cellular may acquire attractive markets to maximize its clustering strategy. See Note 9 Acquisitions and Divestitures for a discussion of pending acquisitions and divestitures.

LEASE COMMITMENTS

U.S. Cellular and certain of its majority-owned partnerships and subsidiaries lease certain office and cell site locations under operating leases. Future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 1999 are as follows:


                                             Minimum
(Dollars in thousands)                    Future Rentals
--------------------------------------------------------------------------------
                  2000                    $17,633
                  2001                     14,167
                  2002                     10,813
                  2003                      8,243
                  2004                      6,370
                  Thereafter              $43,099
--------------------------------------------------------------------------------


Rent expense totaled $27.8 million, $24.2 million and $17.2 million in 1999, 1998 and 1997, respectively.

LEGAL PROCEEDINGS

The Company is involved in legal proceedings before the Federal Communications Commission and various state and federal courts from time to time. Management does not believe that any of such proceedings should have a material adverse impact on the financial position, results of operations or cash flows of the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of United States Cellular Corporation:

We have audited the accompanying consolidated balance sheets of United States Cellular Corporation (a Delaware corporation and an 80.7%-owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United States Cellular Corporation and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.





/s/ Arthur Andersen LLP
-------------------------
    Arthur Andersen LLP

Chicago, Illinois
January 26, 2000

CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)

                                                   QUARTER ENDED
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)   MARCH 31    JUNE 30   SEPT. 30    DEC. 31
--------------------------------------------------------------------------------------------

1999
Revenues                                           $325,985   $360,952   $373,201  $357,043
Operating Income                                     52,114     72,452     95,560    35,716
Gain on Sale of Cellular and Other Investments         --      260,698      6,046       --
Net Income                                           27,826    194,876     57,063    20,993
   From Operations                                   27,826     38,495     53,265    20,993
   From Gains                                      $   --     $156,381   $  3,798  $    --
Weighted Average Common and
  Series A Common Shares (000s)                      87,390     87,461     87,484     87,576
Basic Earnings Per Common and Series A
  Common Share                                     $    .32   $   2.23   $    .65   $    .24
Diluted Earnings Per Common and Series A
  Common Share                                          .32       2.09        .63        .24
   From Operations                                      .32        .43        .59        .24
   From Gains                                      $   --     $   1.66   $    .04   $   --

1998
Revenues                                           $245,157   $290,108   $313,947   $313,255
Operating Income                                     33,155     50,137     62,515     30,268
Gain on Sale of Cellular and Other Investments      179,992      9,767       --       25,395
Net Income                                          129,752     32,785     35,409     19,001
   From Operations                                   19,513     26,943     35,409      6,877
   From Gains                                      $110,239   $  5,842        $--   $ 12,124
Weighted Average Common and
  Series A Common Shares (000s)                      87,239     87,342     87,353     87,358
Basic Earnings Per Common and Series A
  Common Share                                     $   1.49   $    .38   $    .41   $    .22
Diluted Earnings Per Common and Series A
  Common Share                                         1.40        .37        .40        .22
   From Operations                                      .23        .31        .40        .08
   From Gains                                      $   1.17   $    .06   $   --     $    .14
--------------------------------------------------------------------------------------------

NET INCOME FOR 1999 AND 1998 INCLUDED SIGNIFICANT GAINS FROM THE SALE OF CELLULAR AND OTHER INVESTMENTS. THE TABLE ABOVE SUMMARIZES THE EFFECT OF THE GAINS ON NET INCOME AND DILUTED EARNINGS PER COMMON AND SERIES A COMMON SHARE.

THE COMPANY'S MANAGEMENT BELIEVES U.S. CELLULAR'S OPERATING RESULTS REFLECT SEASONALITY IN BOTH SERVICE REVENUES, WHICH TEND TO INCREASE MORE SLOWLY IN THE FIRST AND FOURTH QUARTERS, AND OPERATING EXPENSES, WHICH TEND TO BE HIGHER IN THE FOURTH QUARTER DUE TO INCREASED MARKETING ACTIVITIES AND CUSTOMER GROWTH. THIS SEASONALITY MAY CAUSE OPERATING INCOME TO VARY FROM QUARTER TO QUARTER.

SHAREHOLDERS' INFORMATION
-------------------------------------------------------------------------------

                     UNITED STATES CELLULAR STOCK
                       AND DIVIDEND INFORMATION

The Company's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of February 29, 2000, the Company's Common Shares were held by 565 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

The high and low sales prices of the Common Shares are reported by the American Stock Exchange were as follows:

                     1999 Common Shares        1998 Common Shares
Calendar Period        High       Low           High      Low
------------------------------------------------------------------
First Quarter        $ 45.63     $37.00        $34.75     $28.06
Second Quarter         53.50      43.25         34.25      28.44
Third Quarter          68.00      52.56         34.94      27.69
Fourth Quarter        125.75      66.32         41.00      28.63


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

United States Cellular Corporation
Gerry Mundt, Accounting Manager -- External Reporting
8410 West Bryn Mawr, Suite 700
Chicago, Illinois 60631
773-399-8900  773-399-8936 (fax)

General inquiries by our investors, securities analysts and other members of the investment community should be directed to:

United States Cellular Corporation
Kenneth R. Meyers, Senior Vice President -- Finance and
Chief Financial Officer
8410 West Bryn Mawr, Suite 700
Chicago, Illinois 60631
773-399-8900  773/399-8936 (fax)

                               ANNUAL MEETING

USM's Annual Meeting of Shareholders will be held on May 17, 2000 at 10:00 a.m. in Chicago, Illinois.