Form 10-K405, Exhibit 13
period 2000-12-31
UNITED STATES CELLULAR CORP
filed 2001-03-28
CIK 821130

MANAGEMENT'S DISCUSSION AND ANALYSIS
================================================================================
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

United States Cellular Corporation (the "Company" - AMEX symbol: USM) owns, operates and invests in cellular markets throughout the United States. The Company is an 82.4% owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

The Company owned either majority or minority cellular interests in 175 markets at December 31, 2000, representing 26,560,000 population equivalents ("pops"). The Company included the operations of 139 majority-owned and managed cellular markets, representing 24.2 million pops, in consolidated operations ("consolidated markets") as of December 31, 2000. Minority interests in 30 markets, representing 2.3 million pops, were accounted for using the equity method and were included in investment income at that date. All other interests were accounted for using the cost method. Following is a table of summarized operating data for the Company's consolidated operations.

                                        Year Ended or at December 31,
                                       2000          1999          1998
--------------------------------------------------------------------------------
Total market population
  (in thousands) (1)                  25,075        25,044        24,683
Customers                          3,061,000     2,602,000     2,183,000
Market penetration                     12.21%        10.39%         8.84%
Markets in operation                     139           139           138
Total employees                        5,250         4,800         4,800
Cell sites in service                  2,501         2,300         2,065
Average monthly revenue
  per customer (2)                $    49.21    $    53.71    $    55.23
Postpay churn rate per month             1.8%          1.9%          1.9%
Marketing cost per gross
  customer addition               $      330    $      346    $      317
--------------------------------------------------------------------------------

(1) Calculated using Claritas population estimates for 2000, 1999 and 1998, respectively.
(2) Amounts for the years ended 1999 and 1998 reflect changes due to the implementation of SAB No. 101. See "Operating Revenues."

The growth in the Company's operating income in 2000 and 1999, which includes 100% of the revenues and expenses of its consolidated markets plus its corporate office operations, primarily reflects improvements in the Company's overall operations compared to 1999 and 1998. The improvements resulted from growth in the Company's customer base and revenues in each year, coupled with continuing economies of scale in both years. Operating revenues, driven by 18% and 19% increases in customers served in 2000 and 1999, respectively, rose $140.2 million, or 9%, in 2000 and $260.9 million, or 20%, in 1999.
Operating cash flow (operating income plus depreciation and amortization expense) increased $72.2 million, or 15%, in 2000 and $103.0 million, or 27%, in 1999. Operating income increased $36.5 million, or 14%, in 2000 and $79.8 million, or 45%, in 1999.

Investment and other income decreased $147.6 million in 2000 and increased $46.5 million in 1999. Net income decreased $107.9 million in 2000 and increased $83.8 million in 1999. Diluted earnings per share decreased $1.06 in 2000 and increased $.89 in 1999. Excluding the after-tax effects of gains and extraordinary losses and the cumulative effect of a change in accounting principle, net income increased $42.7 million in 2000 and $51.8 million in 1999. Excluding the after-tax effects of gains and extraordinary losses and the cumulative effect of a change in accounting principle, diluted earnings per share increased $.53 in 2000 and $.57 in 1999.

In all three years, both net income and earnings per share included gains on cellular and other investments. In 2000, net income and earnings per share included extraordinary losses and the cumulative effect of a change in accounting principle. A summary of the after-tax effects of gains and extraordinary losses and the cumulative effect of a change in accounting principle on net income and diluted earnings per share in each period is shown below.

(Dollars in thousands,                       Year Ended December 31,
except per share amounts)                 2000       1999         1998
-------------------------------------------------------------------------------
Net income before after-tax
  effects of gains, extraordinary
  loss and change in accounting
  principle                             $183,275   $140,579   $     88,742

Add: After-tax effects of gains,
  extraordinary loss and change
  in accounting principle                 9,632     160,179        128,205
                                       ------------------------------------
Net income as reported                 $192,907     $300,758   $   216,947
                                       ------------------------------------
Diluted earnings per share before
  after-tax effects of gains,
  extraordinary loss and change
  in accounting principle               $  2.12    $  1.59          $ 1.02

Add: After-tax effects of gains,
  extraordinary loss and change
  in accounting principle                  .10        1.69            1.37
                                      -------------------------------------
Diluted earnings per share               $2.22     $  3.28       $    2.39
-------------------------------------------------------------------------------

                                   [GRAPH]

Operating Revenues

                                      Year Ended December 31,
(Dollars in millions)             2000         1999       1998
--------------------------------------------------------------------------------
Operating Revenues
  Retail service                $1,227.6     $1,089.2   $ 925.9
  Inbound roaming                  292.4        318.7     242.6
  Long-distance and other          133.9        117.8     108.0
                              --------------------------------------------------
   Service Revenues              1,653.9      1,525.7   1,276.5
  Equipment sales                   62.7         50.7      39.0
                              --------------------------------------------------
   Total Operating Revenues    $ 1,716.6     $1,576.4  $1,315.5
--------------------------------------------------------------------------------

OPERATING REVENUES increased $140.2 million, or 9%, in 2000, and $260.9 million, or 20%, in 1999.

Effective January 1, 2000, pursuant to Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, operating revenues include charges to the Company's retail customers when they use systems other than their local systems. Prior to implementing SAB No. 101, these charges were included as an offset to system operations expense. Operating revenues for 1999 and 1998 have been changed to reflect the current period presentation. The effect of this change was to increase 2000, 1999 and 1998 retail service revenues by $144.9 million, $159.2 million and $153.1 million, respectively. This change had no effect on operating income.

Also pursuant to SAB No. 101, the Company changed its accounting for certain activation fees charged to its customers when initiating service through its retail and direct channels and reconnect fees charged to its customers when resuming service after suspension. The Company now defers these fees and records the related revenue over the average customer service periods, ranging from six to 48 months. Prior to implementing SAB No. 101, the Company recorded these fees as operating revenues in the period they were charged to the customer. The Company recorded the cumulative effect of this change on prior periods as an after-tax adjustment to income in 2000. Operating revenues for 2000 were reduced by $4.3 million as a result of this change.

SERVICE REVENUES primarily consist of: (i) charges for access, airtime and value-added services provided to the Company's retail customers ("retail service"); (ii) charges to customers of other systems who use the Company's cellular systems when roaming ("inbound roaming"); (iii) charges for long-distance calls made on the Company's systems. Service revenues increased $128.3 million, or 8%, in 2000, and increased $249.1 million, or 20%, in 1999. The increases in both years were primarily due to the growing number of retail customers. Monthly service revenue per customer averaged $49.21 in 2000, an 8% decrease from 1999, and averaged $53.71 in 1999, a 3% decrease from the $55.23 average in 1998.

RETAIL SERVICE REVENUE increased $138.3 million, or 13%, in 2000 and $163.4 million, or 18%, in 1999. Growth in the Company's customer base was the primary reason for the increase in retail service revenue in both years. The number of customers increased 18% to 3,061,000 at December 31, 2000, and increased 19% to 2,602,000 at December 31, 1999. Management anticipates that overall growth in the Company's customer base will continue to slow down in the future, primarily as a result of an increase in the number of competitors in its markets.

Average monthly retail service revenue per customer declined 5% to $36.52 in 2000 from $38.35 in 1999, and declined 4% in 1999 from $40.06 in 1998.
Monthly local retail minutes of use per customer averaged 157 in 2000, 115 in 1999 and 105 in 1998. The increases in monthly local retail minutes of use in both years were driven by the Company's focus on designing incentive programs and rate plans to stimulate overall usage. These increases were partially offset by decreases in average revenue per minute of use in both 2000 and 1999, which were a result of competitive pressures and the Company's increasing use of pricing and other incentive programs to stimulate overall usage. Management anticipates that the Company's average revenue per minute of use will continue to decline in the future, reflecting the continued effect of the previously mentioned factors.

INBOUND ROAMING REVENUE decreased $26.2 million, or 8%, in 2000 and increased $76.1 million, or 31%, in 1999. The decline in inbound roaming revenue in 2000 primarily resulted from the decrease in revenue per roaming minute of use on the Company's systems, partially offset by an increase in roaming minutes used. The growth in inbound roaming revenue in 1999 primarily resulted

MANAGEMENT'S DISCUSSION AND ANALYSIS
================================================================================
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

from the increase in roaming minutes used on the Company's systems, partially offset by a decrease in revenue per minute of use.

Both the increases in minutes of use and the decreases in revenue per minute of use were significantly affected by certain pricing programs offered by other wireless companies, beginning in the second half of 1998 and continuing throughout 1999 and 2000. Wireless customers who sign up for these programs are given price incentives to roam, and many of those customers travel in the Company's markets, thus driving an increase in the Company's inbound roaming minutes of use. The decline in revenue per minute of use is primarily due to the general downward trend in negotiated rates, and these negotiated rates are also affected by the previously mentioned pricing programs offered by other wireless carriers.

Management anticipates that the increase in inbound roaming minutes of use will be slower in 2001 as the effect of these new pricing programs becomes present in all periods of comparison. Additionally, as new wireless operators begin service in the Company's markets, the Company's roaming partners could switch their business to these new operators, further slowing growth in inbound roaming minutes of use. Management also anticipates that average inbound roaming revenue per minute of use will continue to decline in the future, reflecting the continued effect of the previously mentioned factors.

Average monthly inbound roaming revenue per Company customer averaged $8.70 in 2000, $11.22 in 1999 and $10.50 in 1998. The decrease in monthly inbound roaming revenue per Company customer in 2000 is attributable to a smaller increase in inbound roaming revenue than in the Company's customer base; the reverse was true in 1999, resulting in the increase in monthly inbound roaming revenue per Company customer.

LONG-DISTANCE REVENUE increased $1.6 million, or 1%, in 2000 and $9.3 million, or 9%, in 1999 as the volume of long-distance calls billed by the Company increased, primarily from inbound roamers using the Company's systems to make long-distance calls. Growth in long-distance revenue in 2000 was lower due to price reductions primarily related to long-distance charges on roaming minutes of use. These reductions, similar to the price reductions on roaming airtime charges, are a continuation of the industry trend toward reduced per minute prices. The price reductions also reduced the growth in the outbound roaming expense component of system operations expense by approximately the same amount, resulting in no material effect on the Company's operating cash flow or operating income. Monthly long-distance revenue per customer averaged $3.43 in 2000, $4.00 in 1999 and $4.51 in 1998.

EQUIPMENT SALES REVENUES increased $11.9 million, or 24%, in 2000 and $11.8 million, or 30%, in 1999. The increases in equipment sales revenues reflect the 15% and 12% increases, respectively, in the number of gross customer activations, to 1,154,000 in 2000 from 1,000,000 in 1999 and 896,000 in 1998, plus an increase in the number of higher priced dual-mode units and the volume of accessories sold in both years. Most of the gross customer activations were produced by the Company's direct and retail distribution channels; activations from these channels usually generate sales of cellular telephone units. The increases in sales of dual-mode units in both years are related to the Company's ongoing conversion of its systems to digital coverage, which enables the Company to offer its customers more features, better clarity and increased roaming capabilities. The increases in the volume of accessories sold in both years reflect an increased emphasis on the sale of accessories at retail prices in the Company's retail locations.

                                [GRAPH]

Operating Expenses

                                        Year Ended December 31,
(Dollars in millions)                  2000       1999      1998
--------------------------------------------------------------------------------
Operating Expenses
  System operations                $  350.5   $  368.1  $  346.7
  Marketing and selling               303.7      272.7     228.8
  Cost of equipment sold              139.7      124.1      94.4
  General and administrative          364.7      325.8     262.8
  Depreciation                        205.9      184.8     167.2
  Amortization of intangibles          59.8       45.1      39.6
                                   ------------------------------
   Operating Expenses              $1,424.3   $1,320.6  $1,139.5
--------------------------------------------------------------------------------

OPERATING EXPENSES increased $103.7 million, or 8%, in 2000, and increased $181.1 million, or 16%, in 1999.

SYSTEM OPERATIONS EXPENSES decreased $17.6 million, or 5%, in 2000, and increased $21.4 million, or 6%, in 1999. The decrease in 2000 was primarily the result of a decrease in the costs associated with the Company's customers roaming on other companies' systems ("outbound roaming"). This decrease was due to the ongoing reduction in negotiated roaming rates mentioned previously. In both 2000 and 1999, the cost of minutes used on the Company's systems and the cost of maintaining the Company's network increased. These increases were driven by increases in minutes of use on the Company's systems and increases in the number of cell sites within those systems. In total, management expects system operations expenses to increase over the next few years, driven by increases in minutes of use on the Company's systems and the number of cell sites within those systems.

Customer usage expenses represent charges from other telecommunications service providers for the Company's customers' use of their facilities as well as for the Company's inbound roaming traffic on these facilities. Also included are costs related to local interconnection to the landline network, long-distance charges and outbound roaming expenses.

Customer usage expenses decreased $25.1 million, or 9%, in 2000 and increased $9.5 million, or 3%, in 1999. In 2000, the decrease was primarily due to the $39.3 million, or 17%, decrease in outbound roaming costs. In 1999, this decrease was only $5.2 million, or 2%. These decreases reflected growth in outbound roaming minutes used which was more than offset by lower costs per roaming minute of use. These lower per minute costs are related to the lower roaming prices in the industry mentioned previously. The cost of minutes used on the Company's systems increased $15.2 million, or 25%, in 2000, and $13.6 million, or 29%, in 1999. The increase in 1999 was the primary driver of the overall increase in customer usage expenses. Customer usage expenses represented 16% of service revenues in 2000, 19% in 1999 and 22% in 1998.

Maintenance, utility and cell site expenses increased $7.6 million, or 10%, in 2000, and $11.8 million, or 19%, in 1999. The increase primarily reflects an increase in the number of cell sites in the Company's systems, to 2,501 in 2000 from 2,300 in 1999 and 2,065 in 1998.

MARKETING AND SELLING EXPENSES increased $31.0 million, or 11%, in 2000, and $43.9 million, or 19%, in 1999. Marketing and selling expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent expenses; corporate marketing department salaries and expenses; local advertising; and public relations expenses. The increases in both years were primarily due to the respective 15% and 12% increases in the number of gross customer activations. In 1999, the Company changed to a new U.S. CellularSM brand name and logo, and incurred additional expenses to roll out new marketing materials and signage.

Marketing cost per gross customer activation, which includes marketing and selling expenses and equipment subsidies, decreased 5% to $330 in 2000 from $346 in 1999, and increased 9% in 1999 from $317 in 1998. The decrease in cost per gross customer activation in 2000 was primarily due to reductions in equipment subsidies and advertising expenses per gross customer activation. In 1999, additional advertising expenses were incurred to promote the Company's new brand and to distinguish the Company's service offerings from those of its competitors; commissions paid to agents increased, resulting from an increase in the percent of gross activations which were produced by agents; and equipment subsidies increased, resulting from the sale of more dual-mode units, which on average generated greater equipment losses than the sale of analog units.

COST OF EQUIPMENT SOLD increased $15.6 million, or 13%, in 2000, and $29.7 million, or 31%, in 1999. The increases in both years reflect the growth in unit sales related to the respective 15% and 12% increase in gross customer activations as well as the impact of selling more higher cost dual-mode units in both years. The average cost of dual-mode units decreased in 2000, lessening the impact of selling more of these units.

GENERAL AND ADMINISTRATIVE EXPENSES increased $39.0 million, or 12%, in 2000 and $63.0 million, or 24%, in 1999. These expenses include the costs of operating the Company's five customer care centers and local business offices, the costs of serving and retaining customers and corporate expenses other than the corporate engineering and marketing departments. The increases in both years include the effects of increases in expenses required to serve the growing customer base in the Company's markets and other expenses incurred related to the growth in the Company's business. The Company incurred additional costs in 2000 and 1999 related to its customer care centers, which centralize certain customer service functions, and incurred additional costs to retain customers and to provide digital phone units to customers who migrated from analog to digital rate plans. In 2000 and 1999, the Company incurred costs related to its conversion to a new billing system.

Employee-related expenses increased $6.3 million, or 4%, in 2000 and $27.6 million, or 23%, in 1999. The smaller increase in employee-related expenses in 2000 than in 1999 was primarily due to a decrease in deferred compensation expense in 2000 resulting from the decline in the Company's stock price during the year. Also contributing was a decline in temporary services expense as the customer care centers were more fully staffed in 2000 than in 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS
================================================================================
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Monthly general and administrative expenses per customer decreased 5% to $10.85 in 2000 from $11.47 in 1999, and increased 1% in 1999 from $11.37 in 1998.
General and administrative expenses represented 22% of service revenues in 2000 and 21% in both 1999 and 1998.

OPERATING CASH FLOW increased $72.2 million, or 15%, to $558.0 million in 2000 and increased $103.0 million, or 27%, to $485.8 million in 1999. Including noncash stock-based compensation expense, operating cash flow would have been $563.5 million in 2000, $494.4 million in 1999 and $386.0 million in 1998. The improvements in 2000 and 1999 were primarily due to substantial growth in customers and service revenues and the effects of continued operational efficiencies on cash operating expenses. Operating cash flow margins (as a percent of service revenues) were 33.7% in 2000, 31.8% in 1999 and 30.0% in 1998.

DEPRECIATION EXPENSE increased $21.1 million, or 11%, in 2000 and $17.7 million, or 11%, in 1999. The increases reflect rising average fixed asset balances, which increased 13% in 2000 and 14% in 1999. Increased fixed asset balances in both 2000 and 1999 resulted from the addition of new cell sites built to improve coverage and capacity in the Company's markets and from upgrades to provide digital service in more of the Company's service areas. In 1998, the Company reduced the useful lives of certain assets, which increased depreciation by approximately $23.2 million.

AMORTIZATION OF INTANGIBLES increased $14.6 million, or 32%, in 2000 and $5.5 million, or 14%, in 1999. Beginning October 1, 1999, capitalized development costs related to the Company's new billing and information system, totaling approximately $118 million, are being amortized over a period of seven years. Annual amortization of these costs is expected to be approximately $17 million.

                                  [GRAPH]

Operating Income

OPERATING INCOME totaled $292.3 million in 2000, an increase of $36.5 million, or 14%, from 1999, and totaled $255.8 million in 1999, an increase of $79.8 million, or 45%, from 1998. The operating income margins were 17.7% in 2000, 16.8% in 1999 and 13.8% in 1998. The improvements in operating income and operating income margins in 2000 and 1999 reflect the following factors:

o increased revenues, driven by growth in the number of customers served by the Company's systems;

o increased minutes of use on the Company's systems from both local customers and inbound roamers; and

o the effect of continued operational efficiencies on total operating expenses.

The Company expects service revenues to continue to grow during 2001; however, management anticipates that average monthly revenue per customer will decrease, as retail service and inbound roaming revenue per minute of use decline and as the Company further penetrates the consumer market. Additionally, the Company expects expenses to increase during 2001 as it incurs costs associated with both customer growth and fixed assets added.

Management continues to believe there exists a seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth, which may cause operating cash flow and operating income to vary from quarter to quarter. Additionally, competitors licensed to provide personal communications services ("PCS") have initiated service in certain of the Company's markets over the past three-and-a-half years. The Company expects PCS operators to continue deployment of PCS throughout all of the Company's clusters during 2001. The Company has increased its advertising since 1997 to promote its brand and distinguish the Company's service from other wireless communications providers. Management continues to monitor other wireless communications providers' strategies to determine how additional competition is affecting the Company's results. While the effects of additional wireless competition have slowed customer growth in certain of the Company's markets, the overall effect on the Company's total customer growth to date has not been material. However, management anticipates that customer growth will be slower in the future, primarily as a result of the increase in the number of competitors in its markets.

Investment and Other Income

INVESTMENT AND OTHER INCOME totaled $150.7 million in 2000, $298.3 million in 1999 and $251.8 million in 1998. Gain on cellular and other investments totaled $96.1 million in 2000, reflecting the sale of the Company's majority interest in one market and minority interests in two markets, plus $42.5 million in cash received from the settlement of a legal matter.

Gain on cellular and other investments totaled $266.7 million in 1999, primarily resulting from the effect of the AirTouch Communications, Inc. ("ATI") merger with Vodafone Group plc ("VOD") in June 2000. As a result of the merger, the Company received approximately 2.0 million VOD American Depositary Receipts ("ADRs") (now 10.2 million ADRs after a 5-for-1 stock split) plus $36.9 million in cash in exchange for its 4.1 million ATI shares. In 1999, the Company recognized in earnings a gain of $259.5 million on the difference between its historical basis in the ATI shares ($181.1 million) and the merger date value of the VOD ADRs plus the cash received (an aggregate of $440.6 million).

Gain on cellular and other investments totaled $215.2 million in 1998, primarily from sales of the Company's majority interest in one market and minority interests in several markets, and also related to cash received from TDS pursuant to an agreement between the Company and TDS. The sale of certain of these minority interests was to ATI, from which the Company received consideration including the 4.1 million ATI shares.

INVESTMENT INCOME was $43.7 million in 2000, $30.4 million in 1999 and $42.5 million in 1998. Investment income primarily represents the Company's share of net income from the markets managed by others that are accounted for by the equity method. The aggregate income from the markets in which the Company had interests in both 1999 and 2000 increased in 2000, increasing investment income in 2000. The reverse effect was true when comparing interests the Company owned in both 1998 and 1999, reducing investment income in 1999. Investment income was negatively impacted by the divestitures of minority interests in all three years. See "Financial Resources and Liquidity - Acquisitions and Divestitures" for further discussion of these divestitures.

INTEREST INCOME totaled $17.0 million in 2000, $8.9 million in 1999 and $5.7 million in 1998. The increases in both years are primarily due to the increases in interest income on affiliated cash balances, which totaled $11.3 million in 2000, $5.6 million in 1999 and $2.0 million in 1998.

Interest and Income Taxes

INTEREST EXPENSE totaled $36.6 million in 2000, $38.1 million in 1999 and $39.8 million in 1998. Interest expense in 2000 is primarily related to Liquid Yield Option Notes ("LYONs") ($16.0 million); the Company's 7.25% Notes (the "Notes") ($18.5 million); and the Company's revolving credit facility with a series of banks ("Revolving Credit Facility") ($1.0 million). Interest expense in 1999 was primarily related to LYONs ($17.6 million), the Notes ($18.5 million) and the Revolving Credit Facility ($782,000). Interest expense in 1998 was primarily related to LYONs ($16.5 million), the Notes ($18.5 million) and the Revolving Credit Facility ($1.1 million).

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

The Revolving Credit Facility is a seven-year facility which was established in 1997. Borrowings under this facility accrue interest at the London InterBank Offered Rate ("LIBOR") plus 19.5 basis points (for a rate of 6.8% at December 31, 2000). Interest and principal are due the last day of the borrowing period, as selected by the borrower, of either seven days or one, two, three or six months; any borrowings made under the facility are short-term in nature and automatically renew until they are repaid. The Company pays facility and administrative fees totaling $710,000 per year in addition to interest on any borrowings; these fees are recorded as interest expense. Any borrowings outstanding in August 2004, the termination date of the Revolving Credit Facility, are due and payable at that time along with any accrued interest. As of December 31, 2000, the Company had $55 million of borrowings outstanding under the Revolving Credit Facility, all of which will become due in 2001. The Company borrowed and repaid amounts totaling $57 million during 1998; no borrowings were made during 1999.

INCOME TAX EXPENSE was $172.0 million in 2000, $215.3 million in 1999 and $171.2 million in 1998. In 2000, 1999 and 1998, $44.9 million, $106.6 million and $86.9 million of income tax expense, respectively, related to gains on sales of cellular and other investments. The overall effective tax rates were 42% in both 2000 and 1999 and 44% in 1998. Each year's effective tax rate is affected by gains on sales of cellular and other investments, which have varying tax implications depending upon the structure of the transactions involved.

TDS and the Company are parties to a Tax Allocation Agreement, pursuant to which the Company is included in a consolidated federal income tax return with other members of the TDS consolidated group. For financial reporting purposes, the Company computes federal income taxes as if it was filing a separate return as its own affiliated group and was not included in the TDS group.

MANAGEMENT'S DISCUSSION AND ANALYSIS
===============================================================================
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Extraordinary Item

EXTRAORDINARY ITEM - (LOSS) ON EXTINGUISHMENT OF DEBT, NET OF TAX totaled $(36.9) million in 2000, or $(.41) per diluted share. In 2000, the Company repurchased $40.8 million face value ($16.9 million carrying value) of its Liquid Yield Option Notes ("LYONs") and satisfied $111.8 million face value ($46.8 million carrying value) of converted LYONs by paying cash to the holders. In total, the Company paid $99.4 million in cash to satisfy LYONs repurchases and conversions. The loss resulted from the difference between the repurchase or conversion price, which approximated market value, and the accreted value of the LYONs repurchased or converted. This loss is not deductible for tax purposes.

Cumulative Effect of Accounting Change

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX totaled $(4.7) million in 2000, or $(.05) per diluted share, reflecting the Company's implementation of SAB No. 101. The Company now defers certain activation fees charged to its customers when initiating service through its retail and direct channels and reconnect fees charged to its customers when resuming service after suspension, and records the related revenue over periods from six to 48 months. Prior to implementing SAB No. 101, the Company recorded these fees as operating revenues in the period they were charged to the customer. The cumulative effect represents the aggregate impact of this accounting change for periods prior to 2000.

Net Income

NET INCOME totaled $192.9 million in 2000, $300.8 million in 1999 and $216.9 million in 1998. DILUTED EARNINGS PER SHARE was $2.22 in 2000, $3.28 in 1999 and $2.39 in 1998. Net income and earnings per share for all three years included significant after-tax gains on the sales of cellular and other investments, representing $51.2 million and $0.56 per share in 2000, $160.2 million and $1.69 per share in 1999 and $128.2 million and $1.37 per share in 1998. In 2000, net income and earnings per share included an extraordinary loss, representing $36.9 million and $0.41 per share, and the cumulative effect of an accounting change, representing $4.7 million and $0.05 per share. Excluding the after-tax effect of these gains, extraordinary loss and cumulative effect of an accounting change, net income would have been $183.3 million, or $2.12 per share, in 2000; $140.6 million, or $1.59 per share, in 1999; and $88.7 million, or $1.02 per share, in 1998.

Inflation

Management believes that inflation affects the Company's business to no greater extent than the general economy.

Accounting For Derivative Instruments and Hedging Activities

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, was effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities by requiring that entities recognize all derivatives as either assets or liabilities at fair market value on the balance sheet. Management has assessed this statement and believes that it will not have a material effect on results of operations or financial position of the Company.

FINANCIAL RESOURCES AND LIQUIDITY

The Company operates a capital- and marketing-intensive business. In recent years, the Company has generated operating cash flow and received cash proceeds from divestitures to fund its construction costs and operating expenses. The Company anticipates further increases in cellular units in service, revenues, operating cash flow and fixed asset additions in the future. Operating cash flow may fluctuate from quarter to quarter depending on the seasonality of each of these growth factors.

CASH FLOWS FROM OPERATING ACTIVITIES provided $521.3 million in 2000, $333.2 million in 1999 and $311.1 million in 1998. Operating cash flow provided $558.0 million in 2000, $485.8 million in 1999 and $382.9 million in 1998.
Cash flows from other operating activities (investment and other income, interest expense, income taxes, changes in working capital and changes in other assets and liabilities) required $36.7 million in 2000, $152.6 million in 1999 and $71.8 million in 1998. Income taxes and interest paid totaled $128.2 million in 2000, $110.5 million in 1999 and $120.0 million in 1998.

                                    [GRAPH]

CASH FLOWS FROM INVESTING ACTIVITIES required $321.7 million in 2000, $190.4 million in 1999 and $270.2 million in 1998. Cash required for property, plant and equipment and system development expenditures totaled $305.4 million in 2000, $277.4 million in 1999 and $320.4 million in 1998. In all three years, these expenditures were financed primarily with internally generated cash and the proceeds from the sales of cellular interests. These expenditures primarily represent the construction of 224, 225 and 281 cell sites in 2000, 1999 and 1998, respectively, plus other plant additions and costs related to the development of the Company's office systems. In all three years, other plant additions included significant amounts related to the replacement of retired assets and the changeout of analog radio equipment for digital radio equipment. Acquisitions required $57.6 million in 2000, $29.8 million in 1999 and $120.0 million in 1998. The Company issued notes receivable to third parties totaling $42.2 million in 2000 and $10.0 million in 1999. The Company received net cash proceeds totaling $73.0 million in 2000, $96.0 million in 1999 and $148.3 million in 1998 related to sales of cellular and other investments. Cash distributions from cellular entities in which the Company has an interest provided $20.6 million in 2000, $24.4 million in 1999 and $27.7 million in 1998.

CASH FLOWS FROM FINANCING ACTIVITIES required $273.1 million in 2000, provided $2.9 million in 1999 and required $2.7 million in 1998. In 2000, the Company repurchased a total of 3.5 million of its Common Shares for a total of $223.8 million in cash, plus $11.0 million of accounts payable recorded for payments made in January 2001. These stock repurchases were made under separate programs authorized by the Company's Board of Directors. In March 2000, May 2000 and October 2000, the Board of Directors authorized separate programs to repurchase up to 1.4 million USM Common Shares per program. All shares authorized to be repurchased under the March 2000 and May 2000 programs were repurchased as of December 31, 2000. A total of 65,400 Common Shares were repurchased under the October 2000 program as of that date. An additional 630,500 Common Shares were purchased pursuant to a previously authorized program to repurchase a limited amount of shares on a quarterly basis, primarily for use of employee benefit plans. Retirement of debt required $99.4 million of cash in 2000, as the Company repurchased $40.8 million face value ($16.9 million carrying value) of LYONs and paid cash to satisfy the conversion of $111.8 million face value ($46.8 million carrying value) of LYONs by the holders. Additionally, the Company satisfied the conversion of $149.5 million face value ($62.6 million carrying value) of LYONs by issuing approximately 105,000 new USM Common Shares and by reissuing approximately 1.3 million treasury shares valued at $87.1 million. In 2000, the Company borrowed a total of $61.0 million and repaid $6.0 million under its revolving credit facility with a group of banks. In 1998, the Company borrowed and repaid $57.0 million under this revolving credit facility.

Anticipated capital requirements for 2001 primarily reflect the Company's plans for construction and system expansion. The Company's construction and system expansion budget for 2001 is $425 million to $450 million, to expand and enhance the Company's coverage in its service areas, including the addition of digital service capabilities to its systems, and to enhance the Company's office systems.

Acquisitions and Divestitures

The Company assesses its cellular holdings on an ongoing basis in order to maximize the benefits derived from clustering its markets. The Company also reviews attractive opportunities for the acquisition of additional wireless spectrum. Over the past few years, the Company has completed exchanges of controlling interests in its less strategic markets for controlling interests in markets which better complement its clusters. The Company has also completed outright sales of other less strategic markets, and has purchased controlling interests in markets which enhance its clusters. The proceeds from any sales have been used to further the Company's growth.

Acquisitions

In 2000, the Company acquired majority interests in two markets and several minority interests in other markets, representing 387,000 pops, for consideration totaling $86.5 million. The consideration consisted of approximately 28,000 Common Shares, $57.6 million in cash, repayment of notes receivable totaling $10.4 million and payables totaling $15.6 million.

In 1999, the Company acquired a majority interest in one market and minority interests in several markets, representing approximately 245,000 pops, for cash totaling $31.5 million.

In 1998, the Company acquired majority interests in six markets and minority interests in several markets, representing approximately 1.3 million pops, for consideration totaling $168.3 million, consisting of $163.6 million in cash and approximately 46,000 USM Common Shares.

Divestitures

In 2000, the Company divested a majority interest in one market and minority interests in two markets representing 384,000 pops for consideration totaling $114.8 million. The consideration consisted of $74.2 million in cash and $40.6 million in receivables. The receivables consisted of $37.3 million of long-term notes receivable and $3.3 million of accounts receivable. The notes receivable are for a five-year period and bear interest at 8% per year, with interest payable annually.

MANAGEMENT'S DISCUSSION AND ANALYSIS
===============================================================================
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In 1999, the Company divested a majority interest in one market and minority interests in three markets, representing approximately 612,000 pops, for $59.7 million in cash and receivables. The majority interest was divested to BellSouth as part of the exchange transaction, which was substantially completed in November 1997; therefore, no gain or loss was recorded in this transaction.

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

Pending Transactions

As of December 31, 2000, the Company had agreements pending to acquire a majority interest in one market, representing 123,000 pops, for cash totaling $56.2 million, and to divest minority interests in three markets, representing 7,000 pops, for consideration totaling $2.3 million. The Company expects these transactions to be completed in the first quarter of 2001.

                                 [GRAPH]

Liquidity

The Company anticipates that the aggregate resources required for 2001 will include the following:

o    $425 million to $450 million for capital spending;

o    $56 million for an acquisition;

o an as yet undetermined amount that may be needed to repurchase USM Common Shares or LYONs under programs authorized by the Company's Board of Directors; and

o an as yet undetermined amount that may be needed to finance expenditures related to the Company's interests in certain wireless licenses acquired in the Federal Communications Commission's ("FCC's") C and F Block auctions in early 2001.

In October 2000, the Company's Board of Directors authorized the repurchase of an additional 1.4 million USM Common Shares. Through December 31, 2000, the Company had repurchased 65,400 shares under this program. Additionally, the Company may repurchase a limited amount of additional shares on a quarterly basis, primarily for use in employee benefit plans.

The Board of Directors has authorized management to opportunistically repurchase LYONs in private transactions. The Company may also purchase a limited amount of LYONs in open-market transactions from time to time. The Company's LYONs are convertible, at the option of their holders, at any time prior to maturity, redemption or purchase, into USM Common Shares at a conversion rate of 9.475 USM Common Shares per LYON. Upon conversion, the Company has the option to deliver to holders either USM Common Shares or cash equal to the market value of the USM Common Shares into which the LYONs are convertible.

The Company is a limited partner in Black Crow Wireless L.P. ("Black Crow"), which was a successful bidder for 17 licenses in 13 markets in the most recent FCC spectrum auction, ended in January 2001. The license cost for the 17 licenses amounted to $283.9 million. As a result of its 85% economic interest in Black Crow, the Company, as of December 31, 2000, has contributed a total of $8.9 million in capital and loaned $41.7 million to Black Crow, and loaned $563,000 to the general partner of Black Crow. The exact nature of the Company's financial commitment going forward will be developed as Black Crow develops its long-term business and financing plans. The Company is committed to contributing capital along the lines of its partnership interest, and has committed to loan the general partner up to $20 million. The Company has no other loan commitments, but it is possible that the Company will provide guarantees or other financial undertakings to support Black Crow's efforts at raising debt financing.

The Company is generating substantial cash from its operations and anticipates financing all of the above expenditures with internally generated cash and with borrowings under the Company's Revolving Credit Facility as the timing of such expenditures warrants. The Company had $124.3 million of cash and cash equivalents at December 31, 2000. Additionally, $445 million of the $500 million under the Company's Revolving Credit Facility is unused and remains available to meet any short-term borrowing requirements.

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

                                [GRAPH]

Market Risk

The Company is subject to market rate risks due to fluctuations in interest rates and equity markets. All of the Company's existing long-term debt is in the form of fixed-rate notes with original maturities ranging from seven to 20 years. Accordingly, fluctuations in interest rates can lead to fluctuations in the fair value of such instruments. The Company has not entered into financial derivatives to reduce its exposure to interest rate risks.

The Company had total debt repayments as of December 31, 2000 and 1999 of $700.2 million and $989.2 million, respectively, which are all due after 2004. The weighted average interest rates on this debt during 2000 and 1999 were 6.50% and 6.35%, respectively, and the fair value of the debt at year-end was $678.1 million and $950.2 million, respectively.

The Company maintains a portfolio of available-for-sale marketable equity securities which resulted from acquisitions and the sale of non-strategic investments. The market value of these investments, principally VOD ADRs, amounted to $377.9 million at December 31, 2000. A hypothetical 10% decrease in the share prices of these investments would result in a $37.8 million decline in the market value of the investments.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY
STATEMENT

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND OTHER SECTIONS OF THIS ANNUAL REPORT TO SHAREHOLDERS CONTAINS STATEMENTS THAT ARE NOT BASED ON HISTORICAL FACT, INCLUDING THE WORDS "BELIEVES", "ANTICIPATES", "INTENDS", "EXPECTS" AND SIMILAR WORDS. THESE STATEMENTS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS, EVENTS OR DEVELOPMENTS TO BE SIGNIFICANTLY DIFFERENT FROM ANY FUTURE RESULTS, EVENTS OR DEVELOPMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE
NOT LIMITED TO:

O GENERAL ECONOMIC AND BUSINESS CONDITIONS, BOTH NATIONALLY AND IN THE REGIONS IN WHICH THE COMPANY OPERATES;

O    TECHNOLOGY CHANGES;

O    COMPETITION;

O    CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS;

O    ACQUISITIONS/DIVESTITURES OF PROPERTIES AND/OR LICENSES;

O    CHANGES IN GOVERNMENTAL REGULATIONS;

O    AVAILABILITY OF FUTURE FINANCING; AND

O CHANGES IN GROWTH IN CELLULAR CUSTOMERS, PENETRATION RATES, CHURN RATES AND ROAMING RATES.

THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. READERS SHOULD EVALUATE ANY STATEMENTS IN LIGHT OF THESE IMPORTANT FACTORS.

CONSOLIDATED FINANCIAL
===============================================================================
STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

                                                                                    YEAR ENDED DECEMBER 31,
(Dollars in thousands, except per share amounts)                              2000           1999           1998
-------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES
  Service                                                               $1,653,922     $1,525,660    $ 1,276,522
  Equipment sales                                                           62,718         50,769         39,013
                                                                        -------------------------------------------
   Total Operating Revenues                                              1,716,640      1,576,429      1,315,535
                                                                        -------------------------------------------
OPERATING EXPENSES
  System operations                                                        350,507        368,070        346,693
  Marketing and selling                                                    303,721        272,729        228,844
  Cost of equipment sold                                                   139,654        124,058         94,378
  General and administrative                                               364,747        325,758        262,766
  Depreciation                                                             205,916        184,830        167,150
  Amortization of intangibles                                               59,782         45,142         39,629
                                                                        -------------------------------------------
   Total Operating Expenses                                              1,424,327      1,320,587      1,139,460
                                                                        -------------------------------------------
OPERATING INCOME                                                           292,313        255,842        176,075
                                                                        -------------------------------------------
INVESTMENT AND OTHER INCOME
  Investment income                                                         43,727         30,374         42,451
  Amortization of licenses related to investments                           (1,365)        (1,186)        (1,039)
  Interest income                                                           17,049          8,893          5,695
  Other income (expense), net                                                2,844            590         (4,413)
  Minority share of income                                                  (7,629)        (7,148)        (6,039)
  Gain on cellular and other investments                                    96,075        266,744        215,154
                                                                        -------------------------------------------
   Total Investment and Other Income                                       150,701        298,267        251,809
                                                                        -------------------------------------------
INCOME BEFORE INTEREST AND INCOME TAXES                                    443,014        554,109        427,884

Interest Expense                                                            36,608         38,099         39,772
                                                                        -------------------------------------------
INCOME BEFORE INCOME TAXES                                                 406,406        516,010        388,112

Income tax expense                                                         171,968        215,252        171,165
                                                                        -------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE                                                        234,438        300,758        216,947
                                                                        -------------------------------------------
   Extraordinary item - loss on extinguishment of debt, net of tax         (36,870)            --             --
   Cumulative effect of accounting change, net of tax                       (4,661)            --             --
                                                                        -------------------------------------------
NET INCOME                                                              $  192,907     $  300,758    $   216,947
                                                                        -------------------------------------------
BASIC WEIGHTED AVERAGE COMMON AND SERIES A
  COMMON SHARES (000S)                                                      86,355         87,478         87,323
BASIC EARNINGS PER COMMON AND SERIES A COMMON SHARE
  Income Before Extraordinary Item and Cumulative Effect of
   Accounting Change                                                    $     2.71     $     3.44    $      2.48
  Extraordinary Item                                                         (0.43)            --             --
  Cumulative Effect of Accounting Change                                     (0.05)            --             --
                                                                        -----------------------------------------------
  Net Income                                                            $     2.23     $     3.44    $      2.48
                                                                        -----------------------------------------------
DILUTED EARNINGS PER COMMON AND SERIES A COMMON SHARE
  Income Before Extraordinary Item and Cumulative Effect of
   Accounting Change                                                    $     2.68     $     3.28    $      2.39
  Extraordinary Item                                                         (0.41)            --             --
  Cumulative Effect of Accounting Change                                     (0.05)            --             --
                                                                        -----------------------------------------------
  Net Income                                                            $     2.22     $     3.28    $      2.39
-----------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    YEAR ENDED DECEMBER 31,
(Dollars in thousands)                                                      2000            1999             1998
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                           $ 192,907       $ 300,758         $216,947
  Add (Deduct) adjustments to reconcile net
   income to net cash provided by operating activities
     Depreciation and amortization                                       265,698         229,972          206,779
     Deferred income tax provision                                        23,612         134,130          107,201
     Investment income                                                   (43,727)        (30,374)         (42,451)
     Minority share of income                                              7,629           7,148            6,039
     Extraordinary item                                                   36,870              --               --
     Cumulative effect of accounting change                                4,661              --               --
     Gain on cellular and other investments                              (96,075)       (266,744)        (215,154)
     Other noncash expense                                                26,519          18,017           24,660
     Proceeds from litigation settlement                                  42,457              --               --
     Change in accounts receivable                                       (22,462)        (38,970)         (26,998)
     Change in inventory                                                 (19,053)        (13,303)          (4,817)
     Change in accounts payable                                           54,200         (14,711)          61,977
     Change in accrued taxes                                              30,378          (5,896)         (26,246)
     Change in customer deposits and deferred revenues                    12,876           9,067            6,523
     Change in other assets and liabilities                                4,840           4,083           (3,361)
                                                                      --------------------------------------------
                                                                         521,330         333,177          311,099
                                                                      --------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment                            (295,308)       (248,722)        (274,375)
  System development costs                                               (10,109)        (28,728)         (46,042)
  Acquisitions, excluding cash acquired                                  (57,569)        (29,841)        (119,957)
  Proceeds from cellular and other investments                            72,973          95,988          148,329
  Distributions from unconsolidated entities                              20,582          24,427           27,740
  Investments in and advances (to)/from unconsolidated entities          (13,044)          5,497             (185)
  Change in notes receivable                                             (42,243)        (10,000)              --
  Change in temporary investments and
   marketable non-equity securities                                          357             236              468
  Other investing activities                                               2,693             738           (6,227)
                                                                      --------------------------------------------
                                                                        (321,668)       (190,405)        (270,249)
                                                                      --------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of debt                                                      (99,356)           (267)              --
  Repurchase of common shares                                           (223,847)             --               --
  Borrowings from Revolving Credit Facility                               61,000              --           57,000
  Repayment of Revolving Credit Facility                                  (6,000)             --          (57,000)
  Repayment of notes payable                                                  --              --           (1,302)
  Common Shares issued                                                     4,033           9,290            2,567
  Capital (distributions) to minority partners                            (8,886)         (6,095)          (3,991)
                                                                      --------------------------------------------
                                                                        (273,056)          2,928           (2,726)
                                                                      --------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                     (73,394)        145,700           38,124

CASH AND CASH EQUIVALENTS -
  Beginning of period                                                    197,675          51,975           13,851
                                                                      --------------------------------------------
  End of period                                                        $ 124,281        $197,675         $ 51,975
------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED FINANCIAL
===============================================================================
STATEMENTS

CONSOLIDATED BALANCE SHEETS - ASSETS

                                                                                                 DECEMBER 31,
(Dollars in thousands)                                                                      2000            1999
----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents
   General funds                                                                       $  69,956       $  29,169
   Affiliated cash equivalents                                                            54,325         168,506
                                                                                --------------------------------
                                                                                         124,281         197,675
  Temporary investments                                                                        7             148
  Accounts receivable
   Customers, less allowance of
     $9,678 and $10,029, respectively                                                    142,783         124,145
   Roaming                                                                                62,928          61,915
   Affiliates                                                                                 60              15
   Other                                                                                  13,312           9,584
  Inventory                                                                               48,798          29,999
  Note receivable                                                                             --          10,000
  Prepaid expenses                                                                        10,796          10,081
  Other current assets                                                                     6,398           5,221
                                                                                --------------------------------
                                                                                         409,363         448,783
                                                                                --------------------------------
INVESTMENTS
  Licenses, net of accumulated amortization of
   $218,333 and $188,076, respectively                                                 1,130,802       1,156,175
  Marketable equity securities                                                           377,900         540,711
  Investments in unconsolidated entities, net of accumulated
   amortization of $5,027 and $3,934, respectively                                       188,859         124,573
  Notes and interest receivable - long-term                                               84,566          10,736
  Marketable non-equity securities                                                            --             216
                                                                                --------------------------------
                                                                                       1,782,127       1,832,411
                                                                                --------------------------------
Property, Plant and Equipment
  In service and under construction                                                    1,801,377       1,579,278
  Less accumulated depreciation                                                          655,754         508,273
                                                                                --------------------------------
                                                                                       1,145,623       1,071,005
                                                                                --------------------------------
DEFERRED CHARGES
  System development costs, net of accumulated amortization
   of $43,427 and $17,580, respectively                                                  119,724         135,462
  Other, net of accumulated amortization
   of $9,108 and $8,662 respectively                                                      10,197          12,434
                                                                                --------------------------------
                                                                                         129,921         147,896
                                                                                --------------------------------
   TOTAL ASSETS                                                                       $3,467,034      $3,500,095
----------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                                 DECEMBER 31,
(Dollars in thousands)                                                                      2000             1999
-----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  Revolving Credit Facility                                                            $  55,000       $       --
  Accounts payable
   Affiliates                                                                              9,124            3,127
   Other                                                                                 203,223          143,967
  Customer deposits and deferred revenues                                                 53,855           36,882
  Accrued interest                                                                         7,449            7,064
  Accrued taxes                                                                           32,529            7,517
  Accrued compensation                                                                    19,550           16,555
  Other current liabilities                                                               17,597           11,867
                                                                                ---------------------------------
                                                                                         398,327          226,979
                                                                                ---------------------------------
LONG-TERM DEBT
  6% zero coupon convertible debentures                                                  185,817          296,322
  7.25% unsecured notes                                                                  250,000          250,000
  Other                                                                                   13,000               --
                                                                                ---------------------------------
                                                                                         448,817          546,322
                                                                                ---------------------------------
DEFERRED LIABILITIES AND CREDITS
  Net deferred income tax liability                                                      357,775          401,983
  Other                                                                                   12,611            9,199
                                                                                ---------------------------------
                                                                                         370,386          411,182
                                                                                ---------------------------------


MINORITY INTEREST                                                                         34,933           40,971
                                                                                ---------------------------------

COMMON SHAREHOLDERS' EQUITY
  Common Shares, par value $1 per share;
   authorized 140,000,000 shares; issued and outstanding
   55,046,268 and 54,713,101 shares, respectively                                         55,046           54,713
  Series A Common Shares, par value $1 per share;
   authorized 50,000,000 shares;
   issued and outstanding 33,005,877 shares                                               33,006           33,006
  Additional paid-in capital                                                           1,321,193        1,331,274
  Treasury Shares, at cost, 2,176,294 shares                                            (145,542)              --
  Accumulated other comprehensive (loss) income                                          (16,296)          81,391
  Retained earnings                                                                      967,164          774,257
                                                                                ---------------------------------
                                                                                       2,214,571        2,274,641
                                                                                ---------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         $3,467,034       $3,500,095
-----------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED FINANCIAL
===============================================================================
STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

                                                                                               Accumulated
                                               Series A  Additional                               Other
                                    Common      Common    Paid-In     Treasury  Comprehensive  Comprehensive   Retained
(Dollars in thousands)              Shares      Shares    Capital      Shares      Income      (Loss) Income   Earnings
-----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997         $54,232     $33,006   $1,285,530   $      --   $     --      $     --      $ 256,552
Add
  Acquisition of
   cellular interests                   46          --        1,257          --         --            --            --
  Employee benefit plans                87          --        2,480          --         --            --            --
  Sale of interests transferred
   from TDS                             --          --       30,628          --         --            --            --
  Net income                            --          --           --          --   $216,947            --       216,947
  Other Comprehensive Income:
   Unrealized gain on
     marketable equity securities       --          --           --          --     69,465        69,465            --

   Comprehensive income                 --          --           --          --   $286,412            --            --
                                                                                  ========
                                 ---------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1998          54,365      33,006    1,319,895          --         --        69,465       473,499

Add (Deduct)
  Employee benefit plans               298          --        9,337          --         --            --            --
  Conversion of 6% zero coupon
    convertible debentures              50          --        2,046          --         --            --            --
  Capital stock expense                 --          --           (4)         --         --            --            --
  Net income                            --          --           --          --   $300,758            --       300,758
  Other Comprehensive Income:
   Net unrealized gain on
     marketable equity securities       --          --           --          --     11,926        11,926            --

   Comprehensive income                 --          --           --          --   $312,684            --            --
                                                                                  ========
                                   ------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1999          54,713      33,006    1,331,274          --         --        81,391       774,257

Add (Deduct)
  Acquisition of cellular interests     27          --        2,805          --         --            --            --
  Employee benefit plans               201          --       11,648       2,220         --            --            --
  Conversion and repurchase
   of 6% zero coupon
   convertible debentures              105          --      (24,624)     87,078         --            --            --
  Capital stock expense                 --          --           90          --         --            --            --
  Repurchase Common Shares              --          --           --    (234,840)        --            --            --
  Net income                            --          --           --          --   $192,907            --       192,907
  Other Comprehensive Income:
   Net unrealized (loss) on
     marketable equity securities       --          --           --          --    (97,687)      (97,687)           --

   Comprehensive income                 --          --           --          --   $ 95,220            --            --
                                                                                  ========
                                 --------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000         $55,046     $33,006   $1,321,193   $(145,542)               $ (16,296)   $  967,164
=======================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE IN INTEGRAL PART OF THESE STATEMENTS.

NOTES
===============================================================================
TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United States Cellular Corporation (the "Company" or "U.S. Cellular"), a Delaware Corporation, is currently an 82.4% owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

Nature of Operations

U.S. Cellular owns, manages and invests in cellular systems throughout the United States and is the nation's eighth largest wireless telephone company in terms of customers. The Company owned interests in 175 cellular markets, representing approximately 26.6 million population equivalents ("pops"), as of December 31, 2000. U.S. Cellular's 139 majority-owned and managed markets, primarily mid-sized and rural markets, served 3,061,000 customers in 24 states as of December 31, 2000. U.S. Cellular's Midwest Regional Market Cluster, which includes markets in Iowa, Wisconsin, Illinois, Indiana and Missouri, served 1,355,000 customers at December 31, 2000, representing approximately 44% of U.S. Cellular's total customers served as of that date.

Principles of Consolidation

The accounting policies of U.S. Cellular conform to generally accepted accounting principles. The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries, and general partnerships in which U.S. Cellular has a majority partnership interest. All material intercompany accounts and transactions have been eliminated.

U.S. Cellular includes as investments the value of the consideration given and all direct and incremental costs relating to acquisitions accounted for as purchases. All costs relating to unsuccessful negotiations for acquisitions are charged to expense.

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

Outstanding checks in excess of cash balances totaled $26.2 and $26.3 million at December 31, 2000 and 1999, respectively, and are classified as Accounts payable in the Consolidated Balance Sheets. Sufficient funds were available to fund these outstanding checks when presented for payment.

Accounts Receivable

Accounts receivable consists of amounts owed by customers for both service provided and equipment sales, by other wireless carriers whose customers have used U.S. Cellular's cellular systems, by affiliated entities and by other partners for capital distributions.

Notes and Interest Receivable - Long-Term

Notes receivable - long-term as of December 31, 2000 primarily consists of loans to Black Crow Wireless, L.P. (in which a subsidiary of the Company is an 85% limited partner) ($41.7 million) and Kington Management Corporation ($37.3 million). The terms of the notes range in length from five to twelve years and bear interest at rates ranging from 6% to 11% per year. The weighted average life of the notes is 7.4 years and the weighted average interest rate is 9.4%. The carrying amount reported in the balance sheet for Notes and interest receivable - long-term approximates the fair value.

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

Revenue Recognition

Revenues from operations primarily consist of charges for access, airtime, roaming and value added services provided for the Company's retail customers; charges to customers of other systems who use the Company's cellular systems when roaming; charges for long-distance calls made on the Company's systems; end user equipment sales; and sales of accessories. Revenues are recognized as services are rendered. Unbilled revenues, resulting from cellular service provided from the billing cycle date to the end of each month and from other cellular carriers' customers using U.S. Cellular's cellular systems for the last half of each month, are estimated and recorded. Equipment and accessory sales are recognized upon delivery to the customer and reflect charges to customers for equipment purchased.

NOTES
===============================================================================
TO CONSOLIDATED FINANCIAL STATEMENTS

Effective January 1, 2000, the Company changed its method of accounting for certain activation fees charged to its customers when initiating service through its retail and direct channels and reconnect fees charged to its customers when resuming service after suspension. This accounting change is in compliance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Based upon the new guidance, the Company recognizes these fees as revenue ratably over the average customer service periods (ranging from six to 48 months). Prior to implementing SAB No. 101, the Company recorded these fees as operating revenues in the period they were charged to the customer. In 2000, the Company recorded a one-time, non-cash earnings reduction of $4.7 million ($.05 per basic or diluted share), net of taxes of $3.2 million and minority interest of $550,000 to reflect the cumulative effect of the accounting change on periods prior to 2000.

Results for the first three quarters of 2000 have been restated to reflect the effect of this change, resulting in a decrease to operating revenues and operating income of $504,000, $1.0 million and $2.0 million in the quarters ended March 31, June 30 and September 30, 2000, respectively. Net income decreased by $300,000, $601,000 and $1.2 million in the quarters ended March 31, June 30 and September 30, 2000, respectively. Basic and diluted earnings per share decreased by $.01 in each of the quarters ended March 31, June 30 and September 30, 2000, respectively.

Had results been restated in prior years, the effect of this change would have been to decrease operating revenues and operating income by $4.5 million and $4.1 million in 1999 and 1998, respectively. Net income would have been decreased by $2.6 million and $2.3 million in 1999 and 1998, respectively. Basic and diluted earnings per share would have been decreased by $.03 and $.02 in 1999 and 1998, respectively.

Pursuant to SAB No. 101, operating revenues include charges to the Company's retail customers when they use systems other than their local systems. Prior to implementing SAB No. 101, these charges were included as an offset to system operations expense. Operating revenues for 1999 and 1998 have been changed to reflect the current period presentation. The effect of this change was to increase operating revenues by $144.9 million, $159.2 million and $153.1 million in 2000, 1999 and 1998, respectively. There was no effect on operating income.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs totaled $69.0 million, $64.4 million and $52.4 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Pension Plan

Telephone and Data Systems, Inc. Wireless Companies' Pension Plan (the "Pension Plan"), a qualified noncontributory defined contribution pension plan, was adopted effective January 1, 1994. It provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $3.6 million, $3.6 million and $3.3 million in 2000, 1999 and 1998, respectively.

Extraordinary Item

During 2000, U.S. Cellular retired a total of $152.6 million face value ($63.6 million carrying value) of its Liquid Yield Option Notes ("LYONs") for $99.4 million in cash. These retirements resulted in an extraordinary loss of $36.9 million, $.43 per basic or $.41 per diluted share. There were no income tax benefits due to the conversion feature associated with these LYONs.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, was effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities by requiring that entities recognize all derivatives as either assets or liabilities at fair market value on the balance sheet. The implementation of SFAS No. 133 will have no material effect on the results of operations or financial position of the Company.

NOTE 2 INCOME TAXES

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement (the "Agreement"). The Agreement provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. U.S. Cellular and its subsidiaries calculate their income and credits as if they comprised a separate affiliated group. Under the Agreement, U.S. Cellular remits its applicable income tax payments to TDS.

Income tax provisions charged to net income are summarized as follows:

                                       Year Ended December 31,
                          -----------------------------------------------------
(Dollars in thousands)      2000               1999               1998
-------------------------------------------------------------------------------
Federal income taxes
  Current                   $132,093         $ 67,116           $ 52,613
  Deferred                    20,208          112,463             91,671

State income taxes
  Current                     16,263           14,006             11,351
  Deferred                     3,404           21,667             15,530
                          -----------------------------------------------------
Total income tax expense    $171,968         $215,252   $        171,165
-------------------------------------------------------------------------------

The statutory federal income tax rate is reconciled to the Company's effective income tax rate as follows:

                                  Year Ended December 31,
                                  2000       1999      1998
-----------------------------------------------------------
Statutory federal income
  tax rate                      35.0%      35.0%     35.0%

State income taxes,
  net of federal benefit         3.2        4.5       4.4

Amortization of license
  acquisition costs               .7         .6        .6

Corporations not included
  in consolidated federal
  income tax return               --         .1        .4

Changes in tax basis              --         --       1.7

Sale of cellular interests       2.2         --        .7

Resolution of prior
  period tax issues              1.0        1.0        .8

Other                             .2         .5        .5
-----------------------------------------------------------
Effective income tax rate       42.3%      41.7%     44.1%
-----------------------------------------------------------

Deferred income taxes are provided for the temporary differences between the amount of the Company's assets and liabilities for financial reporting purposes and their tax basis.

U.S. Cellular had current deferred tax assets totaling $3.0 million and $2.7 million at December 31, 2000 and 1999, respectively, resulting primarily from the allowance for customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities are as follows:

                                         December 31,
-----------------------------------------------------------
(Dollars in thousands)                  2000       1999
-----------------------------------------------------------
Deferred Tax Asset

  Taxes on acquisitions                $34,143    $34,143
  Partnership investments               27,356     17,541
  Net operating loss carryforward       14,335     13,593
                                       --------------------
                                        75,834    65,277
Less valuation allowance                12,015    11,696
                                       --------------------
Total Deferred Tax Asset                63,819    53,581
                                       --------------------
Deferred Tax Liability
  Marketable equity securities         138,891   201,672
  Property, plant and equipment        101,734    94,430
  Licenses                             115,770    88,706
  Equity investments                    63,650    63,650
  Other                                  1,549     7,106
                                       --------------------
Total Deferred Tax Liability           421,594   455,564
                                       --------------------
  Net Deferred Income Tax Liability    $357,775 $401,983
-----------------------------------------------------------

The amount of state net operating loss ("NOL") carryforward (generating an $11.1 million deferred tax asset) available to offset future taxable income is primarily from the individual subsidiaries which generated the loss. The aggregate NOL is approximately $155.3 million at December 31, 2000 and expires between 2001 and 2020. A valuation allowance has been provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

U.S. Cellular has certain subsidiaries which are not included in the federal consolidated income tax return, but file separate tax returns. These subsidiaries had a federal NOL carryforward (generating a $3.2 million deferred tax asset) available to offset future taxable income aggregating approximately $8.4 million at December 31, 2000 which expires between 2006 and 2015.

Included in Investments in Licenses and Investments in unconsolidated entities is goodwill related to various acquisitions structured to be tax-free aggregating $227.6 million and $38.3 million, respectively, at December 31, 2000 and $232 million and $1 million, respectively, at December 31, 1999. No deferred taxes have been provided on this goodwill.

The financial reporting basis of the marketable equity securities was greater than the tax basis at the date of acquisition, generating $149.8 million of deferred tax liability. Additionally, the value of the marketable equity securities has declined since acquisition, resulting in a $10.9 million decrease in the deferred tax liability.

NOTE 3 EARNINGS PER SHARE

The amounts used in computing Earnings per Common and Series A Common Shares and the effect on income and the weighted average number of Common and Series A Common Shares of dilutive potential common stock are as follows:

                                          Year Ended December 31,
(Dollars and shares in thousands)      2000          1999          1998
-------------------------------------------------------------------------------
Income used in Basic
  Earnings per Share               $234,438        $300,758   $  216,947
Extraordinary item                  (36,870)             --          --
Cumulative effect of
  accounting change                  (4,661)             --          --
Net Income available to
  Common used in
  Basic Earnings per Share         $192,907        $300,758  $  216,947
                                -----------------------------------------------
Income used in Basic
  Earnings per Share               $234,438        $300,758  $  216,947
Interest expense eliminated
  as a result of the pro forma
 conversion of Convertible
 Debentures, net of tax               9,096          10,053       9,032
                                -----------------------------------------------
Income used in Diluted
  Earnings per Share                243,534         310,811     225,979
Extraordinary item                  (36,870)             --          --
Cumulative effect of
  accounting change                  (4,661)             --          --
                                -----------------------------------------------
Net Income available to
  Common used in Diluted
  Earnings per Share               $202,003        $310,811  $  225,979
                                -----------------------------------------------
Weighted Average
  Number of Common
  Shares used in Basic
  Earnings per Share                 86,355          87,478      87,323
Effect of Dilutive Securities:
  Stock options and stock
   appreciation rights                 377              347          48
  Conversion of
   convertible debentures            4,142            7,054       7,059
                                -----------------------------------------------
Weighted Average
  Number of Common
  Shares used in Diluted
  Earnings per Share               90,874            94,879      94,430
-------------------------------------------------------------------------------

NOTES
===============================================================================
TO CONSOLIDATED FINANCIAL STATEMENTS

                                      Year Ended December 31,
                                  2000         1999      1998
-------------------------------------------------------------------------------
Basic Earnings per Share
  Continuing Operations
   Excluding Gains               $2.12         $1.61     $1.02
   Gains                           .59          1.83      1.46
                                -----------------------------------------------
                                  2.71          3.44      2.48

  Extraordinary item-loss on
   extinguishment of debt         (.43)           --        --
  Cumulative effect of
   accounting change              (.05)           --        --
                                -----------------------------------------------
                                 $2.23         $3.44      $2.48
                                -----------------------------------------------
Diluted Earnings per Share
  Continuing Operations
   Excluding Gains               $2.12         $1.59      $1.02
   Gains                           .56          1.69       1.37
                                -----------------------------------------------
                                  2.68          3.28       2.39

  Extraordinary item-loss on
   extinguishment of debt         (.41)           --         --

  Cumulative effect of
   accounting change              (.05)           --         --
                                -----------------------------------------------
                                 $2.22         $3.28      $2.39
-------------------------------------------------------------------------------

NOTE 4 INVESTMENT IN LICENSES

Investment in licenses consists of the costs incurred in acquiring Federal Communications Commission licenses to provide cellular service. These costs include amounts paid to license applicants and owners of interests in cellular entities that own licenses and all direct and incremental costs relating to acquiring the licenses. These costs are capitalized and amortized through charges to expense over 40 years upon commencement of operations. Amortization expense amounted to $33.8 million, $33.8 million and $32.7 million in 2000, 1999 and 1998, respectively. Costs applicable to unsuccessful license applications are charged to expense.

NOTE 5 MARKETABLE EQUITY SECURITIES

Marketable equity securities are classified as available-for-sale, and are stated at fair market value. Information regarding the Company's marketable equity securities is summarized as follows:

                                                  December 31,
(Dollars in thousands)                          2000        1999
-------------------------------------------------------------------------------
Vodafone AirTouch plc
  10,245,370 ADRs                             $366,913    $507,146

Rural Cellular Corporation
  370,882 Common Shares                         10,987      33,565
                                             ----------------------------------
Aggregate Fair Value                           377,900     540,711
Historical Cost                                405,061     405,061
                                             ----------------------------------
Gross Unrealized Holding (Losses) Gains        (27,161)    135,650
Tax Effect                                     (10,865)     54,259
                                             ----------------------------------
Net Unrealized Holding (Losses) Gains         $(16,296)   $ 81,391
-------------------------------------------------------------------------------

The Company's net unrealized holding (losses) gains are included as a (decrease) increase to Accumulated other comprehensive (loss) income. Realized gains and losses are determined on the basis of specific identification. During 1999, cash proceeds from the exchange of available-for-sale securities totaled $36.9 million and gross realized gains totaled $259.5 million.

NOTE 6 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in cellular entities in which U.S. Cellular holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

                                                          December 31,
(Dollars in thousands)                                2000         1999
-------------------------------------------------------------------------------
Equity method investments:
  Capital contributions, loans and advances        $ 27,538      $ 24,381
  Licenses, net of amortization                      76,945        34,495
  Cumulative share of income                        244,566       211,112
  Cumulative share of distributions                (163,512)     (148,014)
                                                  -----------------------------
                                                    185,537       121,974
Cost method investments:
  Capital contributions,
   net of partnership distributions                   2,837         1,239
  Licenses, net of amortization                         485         1,360
                                                  -----------------------------
                                                      3,322         2,599
                                                  -----------------------------
Total investments in unconsolidated entities       $188,859       $124,573
-------------------------------------------------------------------------------

As of December 31, 2000, U.S. Cellular followed the equity method of accounting for minority interests in 30 markets where the Company's ownership interest is 3% or greater. This method recognizes, on a current basis, U.S. Cellular's proportionate share of the income and losses accruing to it under the terms of the respective partnership and shareholder agreements. Income and losses from the entities are reflected in the Consolidated Statements of Income on a pretax basis as investment income. Investment income totaled $43.7 million, $30.4 million and $42.5 million in 2000, 1999 and 1998, respectively. As of December 31, 2000, U.S. Cellular followed the cost method of accounting for its investments in six markets where the Company's ownership interest is less than 3%.

Investments in unconsolidated entities include license costs. These costs are being amortized over 40 years. Amortization expense amounted to $1.4 million, $1.2 million and $1.0 million in 2000, 1999 and 1998, respectively.

The following summarizes the unaudited combined assets, liabilities and equity, and the unaudited combined results of operations of the wireless entities in which U.S. Cellular's investments are accounted for by the equity method:

                                                          December 31,
(Unaudited, dollars in thousands)                    2000               1999
-------------------------------------------------------------------------------
Assets
  Current                                        $  274,695        $  236,231
  Due from affiliates                                 7,238             2,755
  Property and other                              1,148,569           984,738
                                               --------------------------------
                                                 $1,430,502        $1,223,724
-------------------------------------------------------------------------------
Liabilities and Equity
  Current liabilities                               239,098           226,322
  Due to affiliates                                  10,214            15,649
  Deferred credits                                    3,740             4,062
  Long-term debt                                        813            30,800
  Partners' capital and shareholders' equity      1,176,637           946,891
                                               --------------------------------
                                                 $1,430,502        $1,223,724
-------------------------------------------------------------------------------

                                                 Year Ended December 31,
(Unaudited, dollars in thousands)            2000          1999          1998
-------------------------------------------------------------------------------
Results of Operations
  Revenues                               $1,769,203    $1,557,943  $  1,460,318
  Operating expenses                      1,093,757       961,073       820,326
                                         --------------------------------------
   Operating cash flow                      675,446       596,870       639,992
  Depreciation and amortization             161,107       261,418       153,980
                                         --------------------------------------
  Operating income                          514,339       335,452       486,012
  Other (expense) income                    (16,692)       (6,589)          337
                                         --------------------------------------
  Net income                             $  497,647    $  328,863  $    486,349
-------------------------------------------------------------------------------

NOTE 7 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at the original cost of construction including capitalized costs of certain taxes and payroll-related expenses. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The provision for depreciation as a percentage of depreciable property, plant and equipment was 12.6%, 12.9% and 13.6% in 2000, 1999 and 1998, respectively.

The Company records renewals and betterments of units of property as additions to plant in service. The original cost of depreciable property and related accumulated depreciation of depreciable property retired is removed from plant in service and, together with removal cost less any salvage realized, is charged to depreciation expense. Repairs and renewals of minor units of property are charged to system operations expense.

Property, plant and equipment in service and under construction consists of:

                                                      December 31,
(Dollars in thousands)                            2000           1999
-------------------------------------------------------------------------------
Cell site-related equipment                     $1,041,670    $  939,797
Land, buildings and leasehold improvements         305,617       280,306
Switching-related equipment                        201,202       153,984
Office furniture and equipment                     114,399       104,901
Other operating equipment                           71,159        67,021
Work in process                                     67,330        33,269
                                               --------------------------------
                                                $1,801,377   $ 1,579,278
-------------------------------------------------------------------------------

NOTE 8 SUPPLEMENTAL CASH FLOW DISCLOSURES

U.S. Cellular acquired certain cellular licenses and other cellular interests during 2000, 1999 and 1998. In conjunction with these acquisitions, the following assets were acquired, liabilities assumed and Common Shares issued:

                                        Year Ended December 31,
(Dollars in thousands)                2000       1999       1998
-------------------------------------------------------------------------------
Property, plant
  and equipment, net                $   --      $3,444     $18,417
Cellular licenses                    17,711     22,567      97,228

Increase (Decrease) in
  investment in
  unconsolidated entities            63,054       (546)    (2,317)

Decrease in note receivable         (10,000)        --         --

Long-term debt                      (13,000)        --         --

Accounts receivable                      --      1,762      4,551

Accounts payable                         --       (637)      (370)

Other assets and liabilities,
  excluding cash acquired             2,637      3,251      3,751

Common Shares issued
  and issuable                       (2,833)        --     (1,303)
                                    -------------------------------------------
Decrease in cash due
  to acquisitions                   $57,569     $29,841 $ 119,957
-------------------------------------------------------------------------------

Following are supplemental cash flow disclosures regarding interest and income taxes paid and certain noncash transactions:

                                         Year Ended December 31,
(Dollars in thousands)                 2000       1999       1998
-------------------------------------------------------------------------------
Interest paid                        $19,440    $20,150    $  18,966

Income taxes paid                    108,800     90,307      101,041

Noncash interest expense              16,448     17,132      16,157

Net change to equity for
  conversion of LYONs                $62,560     $2,096     $   --
-------------------------------------------------------------------------------

NOTE 9 ACQUISITIONS AND DIVESTITURES

As part of its development strategy, U.S. Cellular acquired cellular interests for cash, promissory notes and U.S. Cellular and TDS Common Shares. U.S. Cellular also divested cellular interests for cash, notes receivable and marketable equity securities and has completed exchanges of cellular interests with other cellular companies.


NOTES
===============================================================================
TO CONSOLIDATED FINANCIAL STATEMENTS

Completed Acquisitions

During 2000, U.S. Cellular completed the acquisition of majority interests in two markets and several minority interests, representing approximately 387,000 pops, for consideration totaling $86.5 million as shown in the following table:


(Dollars in millions)
-------------------------------------------------------------------------------
Consideration
Increase in Long-term Debt, Accounts Payable   $ 15.6
Repayment of Note Receivable                     10.4
Common Shares Issued                              2.9
Cash                                             57.6
                                               --------------------------------
  Total                                        $ 86.5
-------------------------------------------------------------------------------

Of the $15.6 million increase in long-term debt/accounts payable, $13.0 million is reported on the balance sheet as Long-term debt - other. This debt has a term of ten years and bears interest at 9% per year, with interest payable annually. The carrying value and estimated fair value of the Company's Long-term debt - other were $13.0 million and $14.1 million at December 31, 2000. The fair value was estimated using discounted cash flow analysis.

During 1999, U.S. Cellular completed the acquisition of a majority interest in one market and several minority interests, representing approximately 245,000 pops, for cash totaling $31.5 million.

Completed Divestitures

The gains recorded in 2000, 1999 and 1998 reflect the sales and other transactions related to non-strategic cellular and certain other investments. In 2000, U.S. Cellular sold its majority interest in one market and minority interests in two other markets. In 1999, U.S. Cellular recognized a $259.5 million gain as a result of the AirTouch Communications Inc. ("AirTouch") merger with Vodafone Group plc and from the divestitures of minority interests in three markets. U.S. Cellular recognized a gain on the difference between the historical basis of its investment in AirTouch common shares and the value of the Vodafone AirTouch plc ADRs ("VOD") plus cash received from the merger. In 1998, U.S. Cellular sold its majority interest in one market, and minority interests in several markets in exchange for 4.1 million AirTouch Common Shares and cash, and received cash from TDS pursuant to an agreement between TDS and the Company. In addition to the VOD ADRs received in 1999 and the AirTouch Common Shares received in 1998, these transactions generated net cash proceeds of $73.0 million, $96.0 million and $148.3 million in 2000, 1999 and 1998, respectively.

Pending Acquisitions

At December 31, 2000, U.S. Cellular had entered into an agreement with a third party to acquire a majority interest in one market, representing 123,000 pops, for $56.2 million in cash. This transaction is expected to be completed during the first half of 2001.

Pending Divestitures

At December 31, 2000, U.S. Cellular had entered into an agreement to sell its minority interests in three markets, representing 7,000 pops, for $2.3 million in receivables. The Company expects to complete this transaction during the first half of 2001.

NOTE 10 REVOLVING CREDIT FACILITY

U.S. Cellular has a $500 million revolving credit facility with a group of banks ("Revolving Credit Facility"). At December 31, 2000, $445 million was unused.

The terms of the Revolving Credit Facility provide for borrowings with interest at the London InterBank Offered Rate ("LIBOR") plus a margin percentage based on the Company's credit rating. At December 31, 2000, the margin percentage was 19.5 basis points (for a rate of 6.8%). Interest and principal are due the last day of the borrowing period, as selected by U.S. Cellular, of either seven days or one, two, three or six months. U.S. Cellular pays facility and administration fees at an aggregate annual rate of 0.142% of the total $500 million facility. These payments totaled $710,000 for the years ended December 31, 2000, 1999 and 1998, respectively. The Revolving Credit Facility expires in August 2004.

NOTE 11 6% ZERO COUPON CONVERTIBLE DEBENTURES

The Company sold $745 million principal amount at maturity of zero coupon 6% yield to maturity convertible debt due in 2015. This 20-year fixed rate debt, in the form of Liquid Yield Option Notes ("LYONs"), is subordinated to all senior indebtedness of the Company. At December 31, 2000 and 1999, U.S. Cellular's senior indebtedness totaled $250.0 million.

Each LYON is convertible at the option of the holder at any time at a conversion rate of 9.475 U.S. Cellular Common Shares per $1,000 of LYONs. Upon conversion, U.S. Cellular may elect to deliver its Common Shares or cash equal to the market value of the Common Shares. In 2000, conversions and repurchases of LYONs totaled $302.0 million face value ($126.2 million carrying value). The Company paid $99.4 million cash and issued 1.4 million Common Shares to satisfy these conversions and repurchases. In 1999, conversions of LYONs totaled $5.8 million face value ($2.3 million carrying value). The Company paid $267,000 in cash and issued 50,000 Common Shares to satisfy these conversions.

Beginning June 15, 2000, U.S. Cellular may redeem the LYONs for cash at the issue price plus accrued original issue discount through the date of redemption. Holders have the right to exercise their conversion option prior to the redemption date. The shares converted for cash resulted in an extraordinary loss, see Note 1 for a description of these transactions.

The carrying value and estimated fair value of U.S. Cellular's 6% zero coupon convertible debentures were $185.8 million and $418.4 million at December 31, 2000 and $296.3 million and $706.9 million at December 31, 1999, respectively. The fair values were estimated using discounted cash flow analysis.

NOTE 12 7.25% UNSECURED NOTES

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

The carrying value and estimated fair value of the Company's 7.25% unsecured notes were $250.0 million and $245.6 million at December 31, 2000 and $250.0 million and $243.3 million at December 31, 1999, respectively. The fair values were estimated using discounted cash flow analysis.

NOTE 13 COMMON SHAREHOLDERS' EQUITY

Common Stock

EMPLOYEE BENEFIT PLANS. The following table summarizes Common Shares issued for the employee benefit plans described as follows:

                                           Year Ended December 31,
                                     2000          1999            1998
-------------------------------------------------------------------------------
Tax-Deferred Savings Plan           36,702        49,770          33,532

Employee stock options,
  stock appreciation rights
  and awards                       149,001       241,693          58,523

Employee Stock Purchase Plan        14,905         6,997          16,739
                                 ----------------------------------------------
                                   200,608       298,460         108,794
-------------------------------------------------------------------------------

Tax-Deferred Savings Plan

U.S. Cellular has reserved 201,651 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in U.S.Cellular Common Shares, TDS Common Shares, or seven nonaffiliated funds.

Employee Stock Options, Stock Appreciation Rights and Awards

U.S. Cellular accounts for stock options, stock appreciation rights ("SARs") and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25. No compensation costs have been recognized for the stock option and employee stock purchase plans. Compensation expense for SARs, measured on the difference between the SAR prices and the year-end market price of the Common Shares, aggregated $(141,000), $1.0 million and $440,000 in 2000, 1999 and 1998, respectively. Had compensation cost for all plans been determined consistent with SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's net income and earnings per Common Share would have been reduced to the following pro forma amounts:


(Dollars in thousands,           Year Ended December 31,
except per share amounts)   2000        1999          1998
-------------------------------------------------------------------------------
Net Income:
   As Reported            $192,907    $300,758    $  216,947
   Pro Forma               191,925     298,941       214,810

Basic Earnings
  Per Common Share:
   As Reported                2.23        3.44          2.48
   Pro Forma                  2.22        3.42          2.46

Diluted Earnings
  Per Common Share:
   As Reported                2.22        3.28          2.39
   Pro Forma              $   2.21    $   3.26    $     2.37
-------------------------------------------------------------------------------

A summary of the status of the Company's stock option plans at December 31, 2000, 1999 and 1998 and changes during the years then ended is presented in the table and narrative as follows:

NOTES
===============================================================================
TO CONSOLIDATED FINANCIAL STATEMENTS

                                               Weighted      Weighted
                                    Number      Average       Average
                                  of Shares   Option Price  Fair Values
--------------------------------------------------------------------------------
STOCK OPTIONS
Outstanding
  December 31, 1997
  (293,418 exercisable)             554,283      $24.23
   Granted                          325,492      $17.89        $21.93
   Exercised                        (83,515)     $8.92
   Canceled                         (13,608)     $29.16
                                 -------------
Outstanding
  December 31, 1998
  (317,611 exercisable)             782,652      $22.21
   Granted                          291,004      $32.64        $23.45
   Exercised                       (378,871)     $21.87
   Canceled                         (22,171)     $25.23
                                 -------------
Outstanding
  December 31, 1999
  (106,104 exercisable)             672,614      $24.79
   Granted                          214,056      $44.71         $32.80
   Exercised                       (232,987)     $16.98
   Canceled                         (51,287)     $22.77
                                 -------------
Outstanding
  December 31, 2000
  (127,012 exercisable)             602,396      $35.15
--------------------------------------------------------------------------------

U.S. Cellular has established Stock Option plans that provide for the grant of stock options to officers and employees and has reserved 1,357,294 Common Shares for options granted and to be granted to key employees. The options under the 1998 plan are exercisable from the date of vesting through November 9, 2004 to March 31, 2010, or 30 days following the date of the employee's termination of employment, if earlier. Under the 1998 Stock Option Plan, 127,012 stock options were exercisable at December 31, 2000, have exercise prices between $0 and $54.19 with a weighted average exercise price of $32.65 per share, and a weighted average remaining contractual life of 5.9 years. The remaining 475,384 options, which are not exercisable, have exercise prices between $0 and $71.00 with a weighted average exercise price of $35.82, and a weighted average remaining contractual life of 6.1 years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000 and 1999, respectively: risk-free interest rates of 5.1% and 6.7%; expected dividend yields of zero for both years; expected lives of 7.6 years and 5.0 years; and expected volatility of 34.5% and 24.2%.

Stock Appreciation Rights allow the grantee to receive an amount in Common Shares or cash, or a combination thereof, equivalent to the difference between the exercise price and the fair market value of the Common Shares on the exercise date. At December 31, 2000, there were no SARs outstanding. During 1999 and 1998, 3,800 and 31,250 Common Share SARs were exercised, respectively. During 2000 and 1999, 9,600 and 26,400 Series A Common Share SARs were exercised, respectively. There were no SARs granted in 2000, 1999 or 1998.

Employee Stock Purchase Plan

U.S. Cellular had 82,980 Common Shares reserved under the 1999 Employee Stock Purchase Plan ("1999 ESPP"). The 1999 ESPP became effective July 1, 1999, and provides for eligible employees of the Company and its subsidiaries to purchase a limited number of USM Common Shares on a quarterly basis. The per share cost to each participant is at 85% of the market value of the Common Shares as of the end of the corresponding quarter.

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors, and the Common Shares elect 25% of the directors. As of December 31, 2000, all of U.S. Cellular's outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

In 2000, the Company authorized the repurchase of up to 4.2 million USM Common Shares through three separate 1.4 million share programs. The Company may use repurchased shares to fund acquisitions and for other corporate purposes.

The Company repurchased 3.5 million Common Shares in 2000 for $234.8 million. The Company reissued 1.3 million Common Shares in 2000, primarily to satisfy conversions of convertible debt securities.

Accumulated Other Comprehensive (Loss) Income

The cumulative balance of unrealized (losses) gains on securities and related income tax effects included in accumulated other comprehensive (loss) income are as follows:

                                                      Year Ended December 31,
(Dollars in thousands)                                   2000        1999
-------------------------------------------------------------------------------
Balance, beginning of period                          $81,391    $   69,465
Add:
  Unrealized (losses) gains on securities            (162,811)      279,341
  Income tax effect                                    65,124      (111,736)
                                                     --------------------------
  Net unrealized (losses) gains on securities         (97,687)      167,605
                                                     --------------------------
Deduct:
  Recognized gains on sales of securities                  --       259,464
  Income tax expense                                       --      (103,785)
                                                     --------------------------
Net recognized gains included in Net Income                --       155,679
                                                     --------------------------
Net change in unrealized (losses) gains
  included in Comprehensive Income                     (97,687)      11,926
                                                     --------------------------
Balance, end of period                                $(16,296)     $81,391
-------------------------------------------------------------------------------

NOTE 14 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in the accompanying financial statements on a basis which is representative of what they would have been if U.S. Cellular operated on a stand-alone basis. Billings to U.S. Cellular from TDS totaled $49.1 million, $47.5 million and $44.8 million in 2000, 1999 and 1998, respectively.

U.S. Cellular has a Cash Management Agreement with TDS under which U.S. Cellular may from time to time deposit its excess cash with TDS for investment under TDS's cash management program. Deposits made under the agreement are available to U.S. Cellular on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. Interest income from such deposits was $11.3 million, $5.6 million and $2.1 million in 2000, 1999 and 1998, respectively.

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

NOTE 15 COMMITMENTS AND CONTINGENCIES

Construction and Expansion

The partnerships and corporations in which U.S. Cellular is a partner or shareholder are in various stages of development.

U.S. Cellular expects to spend $425 million to $450 million during 2001, primarily to build additional cell sites to expand and enhance coverage, including adding digital service capabilities to its systems.

From time to time U.S. Cellular may acquire attractive markets to maximize its clustering strategy. See Note 9 - Acquisitions and Divestitures for a discussion of pending acquisitions and divestitures.

Lease Commitments

U.S. Cellular and certain of its majority-owned partnerships and subsidiaries lease certain office and cell site locations under operating leases. Future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2000 are as follows:

                                               Minimum
(Dollars in thousands)                     Future Rentals
--------------------------------------------------------------------------------
2001                                           $26,224
2002                                            21,407
2003                                            16,965
2004                                            14,263
2005                                             9,705
Thereafter                                     $54,670
--------------------------------------------------------------------------------

Rent expense totaled $32.8 million, $27.8 million and $24.2 million in 2000, 1999 and 1998, respectively.

Legal Proceedings

The Company is involved in legal proceedings before the Federal
Communications Commission and various state and federal courts from time to time. Management does not believe that any of such proceedings should have a material adverse impact on the financial position, results of operations or cash flows of the Company.

Other Commitments

U.S. Cellular is a limited partner in Black Crow Wireless L.P. which was a successful bidder for 17 licenses in 13 markets in the most recent FCC spectrum auction. The cost for the 17 licenses amounted to $283.9 million. As a result of its 85% economic interest in Black Crow, U.S. Cellular, as of December 31, 2000, has contributed a total of $8.9 million in capital, loaned $41.7 million of the partnership and loaned $563,000 to the general partner of Black Crow. The exact nature of U.S. Cellular's financial commitment going forward will be developed as Black Crow develops its long-term business and financing plans. U.S. Cellular is committed to contributing capital along the lines of its partnership interest, and has committed to loan the general partner up to $20 million. U.S. Cellular has no other loan commitments, but it is possible that U.S. Cellular will provide guarantees or other financial undertakings to support Black Crow's efforts at raising debt financing.

REPORT
===============================================================================
OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of United States Cellular Corporation:


We have audited the accompanying consolidated balance sheets of United States Cellular Corporation (a Delaware corporation and an 82.4% owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United States Cellular Corporation and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 of Notes to Consolidated Financial Statements, effective January 1, 2000, the Company changed certain of its accounting principles for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements."



/s/ Arthur Andersen LLP


Chicago, Illinois
January 24, 2001

CONSOLIDATED QUARTERLY
===============================================================================
INCOME INFORMATION (UNAUDITED)

                                                                                QUARTER ENDED
(Dollars in thousands, except per share amounts)            MARCH 31       JUNE 30        SEPT. 30        DEC. 31
-------------------------------------------------------------------------------------------------------------------
2000
Revenues                                                    $394,157      $432,995       $ 451,441       $438,047
Operating Income                                              60,649        93,945          92,546         45,173
Gain on Cellular and Other Investments                        17,851            --          78,224             --
Net Income                                                    42,179        50,079          70,574         30,075
   From Operations                                            30,897        50,079          31,507         30,075
   From Gains                                               $ 11,282      $     --       $  39,067       $     --
Weighted Average Common and
  Series A Common Shares (000s)                               87,599        86,277          85,685         85,861
Basic Earnings Per Common and Series A
  Common Share                                              $    .48      $    .58       $     .82       $    .35
Diluted Earnings Per Common and Series A
  Common Share                                                   .47           .56             .80            .35
   From Operations                                               .40           .63             .63            .44
   From Gains                                                    .12            --             .43             --
   From Extraordinary Item                                        --          (.07)           (.26)          (.09)
   From Cumulative Effect of Accounting Change                  (.05)           --              --             --

1999
Revenues                                                    $360,400      $399,718       $ 425,521       $390,790
Operating Income                                              52,114        72,452          95,560         35,716
Gain on Cellular and Other Investments                            --       260,698           6,046             --
Net Income                                                    27,826       194,876          57,063         20,993
   From Operations                                            27,826        38,495          53,265         20,993
   From Gains                                               $     --      $156,381       $   3,798       $     --
Weighted Average Common and
  Series A Common Shares (000s)                               87,390        87,461          87,484         87,576
Basic Earnings Per Common and Series A
  Common Share                                              $    .32      $   2.23       $     .65       $    .24
Diluted Earnings Per Common and Series A
  Common Share                                                   .32          2.09             .63            .24
   From Operations                                               .32           .43             .59            .24
   From Gains                                               $     --      $   1.66       $     .04       $     --
-------------------------------------------------------------------------------------------------------------------

Net Income for 2000 and 1999 included significant gains from cellular and other investments. The table above summarizes the effect of the gains on Net Income and Diluted Earnings per Common and Series A Common Share.

The Company's management believes U.S. Cellular's operating results reflect seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth. This seasonality may cause operating cash flow and operating income to vary from quarter to quarter.

Results for quarters prior to the quarter ended December 31, 2000 have been changed to conform to current period presentation. See Note 1 (Summary of Significant Accounting Policies - Revenue Recognition) in the Notes to Consolidated Financial Statements for a description of these changes.

FINANCIAL
===============================================================================
DATA

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                   YEAR ENDED OR AT DECEMBER 31,
(Dollars in thousands, except per share amounts)  2000           1999            1998          1997          1996
-------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Service Revenues                            $1,653,922      $ 1,525,660      $1,276,522    $  969,149    $  762,289
Operating Income                               292,313          255,842         176,075       129,543        87,366
Investment income, net of related
  amortization expense                          42,362           29,188          41,412        75,037        50,127
Gain on sale of cellular and
  other investments                             96,075          266,744         215,154        30,318       132,718
Income Before Income Taxes                     406,406          516,010         388,112       195,487       241,569
Net Income                                  $  192,907      $   300,758      $  216,947    $  111,539    $  129,929
Weighted Average Common and
  Series A Common Shares (000s)                 86,355           87,478          87,323        86,346        85,797
Basic Earnings Per Common and
  Series A Common Share                     $     2.23      $      3.44      $     2.48    $     1.29    $     1.51
Diluted Earnings Per Common and
  Series A Common Share                     $     2.22      $      3.28      $     2.39    $     1.29    $     1.51
Pretax Profit on Service Revenues                 24.6%            33.8%           30.4%         20.2%         31.7%
Operating Cash Flow Interest Coverage             27.7x            23.2x           16.2x         18.5x         22.4x
Pretax Interest Coverage Before Gains              8.5x             7.5x            5.3x          6.6x          5.7x
Effective Income Tax Rate                         42.3%            41.7%           44.1%         42.9%         46.2%

BALANCE SHEET DATA
Working Capital                             $   11,036      $   221,804      $  (15,468)   $  (28,872)   $  (17,835)
Property, Plant and Equipment, net           1,145,623        1,071,005       1,010,843       940,253       650,754
Investments -
  Licenses, net of accumulated
   amortization                              1,130,802        1,156,175       1,200,653     1,079,080       963,052
  Marketable equity securities                 377,900          540,711         300,754            --            --
  Unconsolidated entities, net of
   accumulated amortization                    188,859          124,573         136,391       200,654       267,880
Total Assets                                 3,467,034        3,500,095       3,047,636     2,508,916     2,085,899
Vendor Financing,
  excluding current portion                         --               --              --            --        80,589
6% Zero Coupon Convertible Debentures          185,817          296,322         281,487       265,330       250,107
7.25% Unsecured Notes                          250,000          250,000         250,000       250,000            --
Other Long-Term Financing                       13,000               --              --            --            --
Common Shareholders' Equity                 $2,214,571      $ 2,274,641      $1,950,230    $1,629,320    $  1,476,202
Current Ratio                                     1.03             1.98             .94           .86           .88
Return on Equity                                  10.4%            14.2%           12.1%          7.2%          9.3%
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS'
===============================================================================
INFORMATION

UNITED STATES CELLULAR STOCK AND DIVIDEND INFORMATION

The Company's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of February 28, 2001, the Company's Common Shares were held by 467 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

The high and low sales prices of the Common Shares as reported by the American Stock Exchange were as follows:

                                               2000 Common Shares    1999 Common Shares
                            Calendar Period      High        Low       High        Low
-------------------------------------------------------------------------------------------------------------------
                            First Quarter       $104.00    $52.94     $ 45.63    $37.00
                            Second Quarter        72.50     56.00       53.50     43.25
                            Third Quarter         78.00     60.75       68.00     52.56
                            Fourth Quarter        70.87     50.34      125.75     66.32


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

United States Cellular Corporation
Gerry Mundt, Accounting Manager - External Reporting
8410 West Bryn Mawr, Suite 700
Chicago, Illinois 60631

773/399-8900  - 773/399-8936 (fax)

General inquiries by our investors, securities analysts and other members of the investment community should be directed to:

United States Cellular Corporation
Kenneth R. Meyers, Executive Vice President - Finance
(Chief Financial Officer) and Treasurer
8410 West Bryn Mawr, Suite 700
Chicago, Illinois 60631

773/399-8900  -  773/399-8936 (fax)


ANNUAL MEETING

USM's Annual Meeting of Shareholders will be held on May 15, 2001 at 10:00 a.m. in Chicago, Illinois.