Form 10-K405, Exhibit 13
period 2001-12-31
UNITED STATES CELLULAR CORP
filed 2002-03-27
CIK 821130

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

United States Cellular Corporation (the "Company" - AMEX symbol: USM) owns, operates and invests in cellular markets throughout the United States. The Company is an 82.2%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and footnotes.

The Company owned either majority or minority cellular interests in 176 markets at December 31, 2001, representing 27,420,000 population equivalents ("pops"). The Company included the operations of 142 majority-owned cellular markets, representing 25.3 million pops, in consolidated operations ("consolidated markets") as of December 31, 2001. Minority interests in 28 cellular markets, representing 2.1 million pops, were accounted for using the equity method and were included in investment income at that date. All other cellular interests were accounted for using the cost method. Following is a table of summarized operating data for the Company's consolidated operations. Operating results from the Company's interests in personal communication service ("PCS") markets acquired during 2001 were not material and are not included in the table.

                                          Year Ended or at December 31,
                                        2001          2000          1999
--------------------------------------------------------------------------
Total market population
  (in thousands) (1)                   25,670        24,912        24,861
Customers                           3,461,000     3,061,000     2,602,000
Market penetration                      13.48%        12.29%        10.47%
Markets in operation                      142           139           139
Total employees                         5,150         5,250         4,800
Cell sites in service                   2,925         2,501         2,300
Average monthly revenue
  per customer                     $    46.28    $    49.21    $    53.71
Postpay churn rate per month              1.7%          1.8%          1.9%
Marketing cost per gross
  customer addition                $      322    $      330    $      346
==========================================================================

(1) CALCULATED USING CLARITAS POPULATION ESTIMATES FOR 2000, 1999 AND 1998, RESPECTIVELY. IN 2001, THE COMPANY REPORTED YEAR-END MARKET PENETRATION BASED UPON THE PRIOR YEAR'S POPULATION ESTIMATES (2000 CLARITAS). THE PRIOR YEAR'S POPULATION ESTIMATES WERE USED FOR EACH OF THE PREVIOUS QUARTER-END MARKET PENETRATION CALCULATIONS DURING THE YEAR. PREVIOUSLY, THE COMPANY USED THE CURRENT YEAR'S POPULATION ESTIMATES FOR REPORTING YEAR-END MARKET PENETRATION. HAD THE COMPANY USED 2001 CLARITAS POPULATION ESTIMATES AS THE BASIS FOR REPORTING 2001 YEAR-END MARKET PENETRATION, THE RESULTING MARKET PENETRATION WOULD HAVE BEEN 13.12%. TOTAL MARKET POPULATION AND MARKET PENETRATION AMOUNTS FOR PRIOR YEARS HAVE BEEN RESTATED TO CONFORM TO CURRENT PERIOD PRESENTATION.

The growth in the Company's operating income in 2001 and 2000, which includes 100% of the revenues and expenses of its consolidated markets plus its corporate office operations, primarily reflects improvements in the Company's overall operations compared to 2000 and 1999. The improvements primarily resulted from growth in the Company's customer base and revenues in each year. Operating revenues, driven by 13% and 18% increases in customers served in 2001 and 2000, respectively, rose $178.2 million, or 10%, in 2001 and $140.2 million, or 9%, in 2000. Operating cash flow (operating income plus depreciation and amortization expense) increased $59.9 million, or 11%, in 2001 and $72.2 million, or 15%, in 2000. Operating income increased $24.9 million, or 9%, in 2001 and $36.5 million, or 14%, in 2000.

The amounts reported for "operating cash flow" do not represent cash flows from operations as defined by generally accepted accounting principles ("GAAP"). The Company believes that this is a useful measure of its performance but it should not be construed as an alternative to measures of performance determined under GAAP.

Investment and other income decreased $100.6 million in 2001 and $145.6 million in 2000. Net income and diluted earnings per share decreased $19.0 million and $.23, respectively, in 2001 and $107.9 million and $1.06, respectively, in 2000. Excluding the after-tax effects of gains on cellular and other investments and extraordinary losses and the cumulative effect of a change in accounting principle, net income and diluted earnings per share decreased $2.4 million and $.05, respectively, in 2001 and increased $42.7 million and $.53, respectively, in 2000.

In 2001 and 2000, both net income and earnings per share included extraordinary losses. In 2000 and 1999, both net income and earnings per share included gains on cellular and other investments. In 2000, both net income and earnings per share included the cumulative effect of a change in accounting principle. A summary of the after-tax effects of gains and extraordinary losses and the cumulative effect of a change in accounting principle on net income and diluted earnings per share in each period is shown below.


(Dollars in thousands,                        Year Ended December 31,
except per share amounts)                 2001          2000           1999
-----------------------------------------------------------------------------
Income from operations:
         Operations                 $   180,832    $   183,275     $  140,579
         Gains, net of tax                   --         51,163        160,179
                                     ----------------------------------------
                                        180,832        234,438        300,758
Extraordinary (loss), net of tax         (6,956)       (36,870)            --
Cumulative effect of
  accounting change                          --         (4,661)            --
                                     ----------------------------------------
Net income as reported              $   173,876    $   192,907     $  300,758
                                     ========================================
Diluted earnings per share
  from operations:
         Operations                 $     2.07     $      2.12     $     1.59
         Gains, net of tax                  --             .56           1.69
                                     ----------------------------------------
                                          2.07            2.68           3.28
Extraordinary (loss), net of tax          (.08)           (.41)            --
Cumulative effect of
  accounting change                         --            (.05)            --
                                     ----------------------------------------
Diluted earnings per
  share as reported                 $     1.99     $      2.22     $     3.28
=============================================================================

OPERATING REVENUES

                                                           Year Ended December 31,
(Dollars in millions)                               2001                2000             1999
----------------------------------------------------------------------------------------------
Operating Revenues
         Retail service                        $  1,408.3        $   1,227.6       $   1,089.2
         Inbound roaming                            272.4              292.4             318.7
         Long-distance and other                    145.7              133.9             117.8
                                               -----------------------------------------------
Service Revenues                                  1,826.4            1,653.9           1,525.7
         Equipment sales                             68.4               62.7              50.7
                                               -----------------------------------------------
Total Operating Revenues                       $  1,894.8        $   1,716.6       $   1,576.4
==============================================================================================

OPERATING REVENUES increased $178.2 million, or 10%, in 2001, and $140.2 million, or 9%, in 2000.

SERVICE REVENUES primarily consist of: (i) charges for access, airtime and value-added services provided to the Company's retail customers ("retail service"); (ii) charges to customers of other systems who use the Company's cellular systems when roaming ("inbound roaming"); (iii) charges for long-distance calls made on the Company's systems. Service revenues increased $172.5 million, or 10%, in 2001, and increased $128.3 million, or 8%, in 2000. The increases in both years were primarily due to the growing number of retail customers. Monthly service revenue per customer averaged $46.28 in 2001, a 6% decrease from 2000, and averaged $49.21 in 2000, an 8% decrease from an average of $53.71 in 1999.

RETAIL SERVICE REVENUE increased $180.7 million, or 15%, in 2001 and $138.4 million, or 13%, in 2000. Growth in the Company's customer base was the primary reason for the increase in retail service revenue in both years. The number of customers increased 13% to 3,461,000 at December 31, 2001, and increased 18% to 3,061,000 at December 31, 2000. Management anticipates that overall growth in the Company's customer base will continue to slow down in the future, primarily as a result of an increase in the number of competitors in its markets and continued penetration of the consumer market.

Average monthly retail service revenue per customer declined 2% to $35.68 in 2001 from $36.52 in 2000, and declined 5% in 2000 from $38.35 in 1999. Monthly local retail minutes of use per customer averaged 216 in 2001, 157 in 2000 and 115 in 1999. The increases in monthly local retail minutes of use were driven by the Company's focus on designing incentive programs and rate plans to stimulate overall usage. These increases were offset by decreases in average revenue per minute of use in both 2001 and 2000. Management anticipates that the Company's average revenue per minute of use will continue to decline in the future, reflecting increased competition and penetration of the consumer market.

INBOUND ROAMING REVENUE decreased $20.0 million, or 7%, in 2001 and $26.3 million, or 8%, in 2000. The declines in inbound roaming revenue in both years primarily resulted from the decrease in revenue per roaming minute of use on the Company's systems, partially offset by an increase in roaming minutes used.

In 2001, the increase in inbound roaming minutes of use was in proportion to the growth in the number of customers throughout the wireless industry. In 2000, the increase in minutes of use was affected by certain pricing programs offered by other wireless companies, beginning in the second half of 1999. Wireless customers who sign up for these programs are given price incentives to roam, and many of those customers travel in the Company's markets, thus driving an increase in the Company's inbound roaming minutes of use. The declines in revenue per minute of use in both years are primarily due to the general downward trend in negotiated rates, and these negotiated rates are also affected by the previously mentioned pricing programs offered by other wireless carriers.

Management anticipates that the increase in inbound roaming minutes of use will continue to be proportionate to the growth in the number of customers throughout the wireless industry. However, as new wireless operators begin service in the Company's markets, the Company's roaming partners could switch their business to these new operators, further slowing the growth in inbound roaming minutes of use. Management also anticipates that average inbound roaming revenue per minute of use will continue to decline, reflecting the continued general downward trend in negotiated rates.

Average monthly inbound roaming revenue per Company customer averaged $6.90 in 2001, $8.70 in 2000 and $11.22 in 1999. The decreases in monthly inbound roaming revenue per Company customer in both years are attributable to decreases in inbound roaming revenue compared to increases in the Company's customer base.

LONG-DISTANCE AND OTHER REVENUE increased $11.8 million, or 9%, in 2001 and $16.1 million, or 14%, in 2000 as the volume of long-distance calls billed by the Company increased, primarily from inbound roamers using the Company's systems to make long-distance calls. Growth in long-distance revenue in both years was slowed by price reductions primarily related to long-distance charges on roaming minutes of use. These reductions, similar to the price reductions on roaming airtime charges, are a continuation of the industry trend toward reduced per minute prices. Monthly long-distance and other revenue per customer averaged $3.70 in 2001, $3.99 in 2000 and $4.15 in 1999.

EQUIPMENT SALES REVENUES increased $5.7 million, or 9%, in 2001 and $12.0 million, or 24%, in 2000. In 2001, the increase primarily reflects the recognition in equipment sales revenues of $5.2 million of previously deferred activation fees. In 2000, the increase in equipment sales revenues reflects a 15% increase in the number of gross customer activations, to 1,154,000 in 2000 from 1,000,000 in 1999, plus an increase in the number of higher priced dual-mode units sold. A majority of the gross customer activations in both years were produced by the Company's direct and retail distribution channels; activations from these channels usually generate sales of cellular telephone units. The higher amount of sales of dual-mode units in 2000 and

2001 compared to 1999 is related to the Company's ongoing conversion of its systems to digital coverage, which enables the Company to offer its customers more features, better clarity and increased roaming capabilities.


OPERATING EXPENSES

                                           Year Ended December 31,
(Dollars in millions)                 2001            2000            1999
-----------------------------------------------------------------------------
Operating Expenses
  System operations             $    421.1       $    350.5      $    368.1
  Marketing and selling              297.2            303.7           272.7
  Cost of equipment sold             124.0            139.7           124.1
  General and administrative         434.6            364.7           325.8
  Depreciation                       237.4            205.9           184.8
  Amortization of intangibles         63.3             59.8            45.1
                                ---------------------------------------------
Operating Expenses              $  1,577.6       $  1,424.3      $  1,320.6
=============================================================================

OPERATING EXPENSES increased $153.3 million, or 11%, in 2001, and $103.7 million, or 8%, in 2000.

SYSTEM OPERATIONS EXPENSES increased $70.6 million, or 20%, in 2001 and decreased $17.6 million, or 5%, in 2000. System operations expenses include charges from other telecommunications service providers for the Company's customers' use of their facilities, costs related to local interconnection to the landline network, long-distance charges and outbound roaming expenses. The increase in system operations expenses in 2001 was due to the following factors:

o a 17% increase in the number of cell sites within the Company's systems, to 2,925 in 2001 from 2,501 in 2000, as the Company continues to expand and enhance coverage in its service areas;

o a $6.0 million, or 30%, increase in employee-related expenses, driven by the addition of engineering and technical employees throughout 2001 to maintain the Company's systems and improve service quality; and

o increases in minutes of use both on the Company's systems and by the Company's customers using other systems when roaming;

The ongoing reduction both in the per-minute cost of usage on the Company's systems and in negotiated roaming rates partially offset the above factors.

As a result of the above factors, the components of system operations expenses were affected as follows:

o maintenance, utility and cell site expenses increased $19.6 million, or 24%;

o expenses incurred when the Company's customers used other systems when roaming increased $38.8 million, or 21%; and

o the cost of minutes used on the Company's systems increased $12.2 million, or 16%.

The decrease in system operations expenses in 2000 was primarily the result of a $39.3 million, or 17%, decrease in the costs associated with the Company's customers roaming on other companies' systems ("outbound roaming"). This decrease was due to the ongoing reduction in negotiated roaming rates and related long-distance rates mentioned previously. In 2000, the cost of minutes used on the Company's systems and the cost of maintaining the Company's network increased by $15.2 million, or 25%, and $7.6 million, or 10%, respectively. These increases were driven by an increase in minutes of use on the Company's systems and an increase in the number of cell sites within those systems, respectively.

In total, management expects system operations expenses to increase over the next few years, driven by increases in the number of cell sites within the Company's systems and increases in minutes of use, both on the Company's systems and by the Company's customers on other systems when roaming.

MARKETING AND SELLING EXPENSES decreased $6.5 million, or 2%, in 2001, and increased $31.0 million, or 11%, in 2000. Marketing and selling expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent expenses; corporate marketing department salaries and expenses; local advertising; and public relations expenses. The decrease in 2001 was primarily due to a 5% decrease in the number of gross customer activations. The increase in 2000 was primarily due to a 15% increase in the number of gross customer activations.

Marketing cost per gross customer activation, which includes marketing and selling expenses and equipment subsidies, decreased 2% to $322 in 2001 from $330 in 2000, and decreased 5% in 2000 from $346 in 1999. The decreases in cost per gross customer activation in both years were primarily due to reductions in equipment subsidies per gross customer activation.

COST OF EQUIPMENT SOLD decreased $15.6 million, or 11%, in 2001, and increased $15.7 million, or 13%, in 2000. The decrease in 2001 reflects the decline in unit sales related to the 5% decrease in gross customer activations. The increase in 2000 reflected the growth in unit sales related to the 15% increase in gross customer activations as well as the impact of selling more higher-cost dual-mode units. The average cost of dual-mode units decreased in both years.

GENERAL AND ADMINISTRATIVE EXPENSES increased $69.9 million, or 19%, in 2001 and $39.0 million, or 12%, in 2000. These expenses include the costs of operating the Company's customer care centers and local business offices, the costs of serving and retaining customers and corporate expenses other than the corporate engineering and marketing departments. The increases in both years include the effects of increases in expenses required to serve the growing customer base in the Company's markets and other expenses incurred related to the growth in the Company's business.

Driven by additional costs incurred in 2001 and 2000 related to its customer care centers, which centralize certain customer service functions, administrative employee-related expenses increased $27.8 million, or 18%, in 2001 and $6.3 million, or 4%, in 2000. The Company also incurred additional costs in both 2001 and 2000 to retain customers and to provide dual-mode phone units to customers who migrated from analog to digital rate plans, and as of December 31, 2001, nearly 70% of the Company's customers were using digital rate plans. Costs related to these customer retention and migration activities increased $9.8 million, or 16%, in 2001 and $27.1 million, or 82%, in 2000. Monthly general and administrative expenses per customer increased 1% to $11.01 in 2001 from $10.85 in 2000, and decreased 5% from $11.47 in 1999. General and administrative expenses represented 24% of service revenues in 2001, 22% in 2000 and 21% in 1999.

OPERATING CASH FLOW increased $59.9 million, or 11%, to $617.9 million in 2001 and increased $72.2 million, or 15%, to $558.0 million in 2000. The improvements in 2001 and 2000 were primarily due to substantial growth in customers and service revenues. Operating cash flow margins (as a percent of service revenues) were 33.8% in 2001, 33.7% in 2000 and 31.8% in 1999.

DEPRECIATION EXPENSE increased $31.4 million, or 15%, in 2001 and $21.1 million, or 11%, in 2000. The increases reflect rising average fixed asset balances, which increased 20% in 2001 and 13% in 2000. Increased fixed asset balances in both 2001 and 2000 resulted from the addition of new cell sites built to improve coverage and capacity in the Company's markets and from upgrades to provide digital service in more of the Company's service areas.

AMORTIZATION OF INTANGIBLES increased $3.5 million, or 6%, in 2001 and $14.6 million, or 32%, in 2000. The increase in 2001 was primarily driven by an 8% increase in average investment in licenses. Amortization of capitalized development costs related to the Company's new billing and information system, totaling approximately $118 million, began October 1, 1999, for a period of seven years. Annual amortization of these costs is approximately $17 million. The recognition of a full year's amortization of these costs in 2000 drove the increase in expense compared to 1999.

OPERATING INCOME

OPERATING INCOME totaled $317.2 million in 2001, an increase of $24.9 million, or 9%, from 2000, and totaled $292.3 million in 2000, an increase of $36.5 million, or 14%, from 1999. The operating income margins (as a percent of service revenues) were 17.4% in 2001, 17.7% in 2000 and 16.8% in 1999. The improvements in operating income in 2001 and 2000 reflect increased revenues, driven by growth in the number of customers served by the Company's systems partially offset by the following factors:

o increased system operations expenses, driven by the increase in minutes of use by both the Company's customers and inbound roamers using the Company's systems; and

o increased general and administrative expenses, driven by an increase in the cost to retain and serve customers.

The Company expects each of the above factors to continue to have an effect on operating income and operating margins for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of the Company's operating results, may cause operating income and operating margins to fluctuate over the next several quarters.

The Company expects service revenues to continue to grow during 2002; however, management anticipates that average monthly revenue per customer will continue to decrease, as retail service and inbound roaming revenue per minute of use decline. Additionally, the Company expects expenses to increase during 2002 as it incurs costs associated with customer growth, service and retention and fixed assets added.

Management continues to believe there exists a seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth, which may cause operating income to vary from quarter to quarter. Additionally, competitors licensed to provide PCS have initiated service in certain of the Company's markets over the past several years. The Company expects PCS operators to continue deployment of PCS throughout all of the Company's clusters during 2002. Management continues to monitor other wireless communications providers' strategies to determine how additional competition is affecting the Company's results. The effects of additional wireless competition have significantly slowed customer growth in certain of the Company's markets. Coupled with the recent downturn in the nation's economy, the effect of increased competition has caused the Company's customer growth in these markets to be slower than expected in 2001. Management anticipates that overall customer growth will continue to be slower in the future, primarily as a result of the increase in the number of competitors in its markets and due to the maturation of the wireless industry.

INVESTMENT AND OTHER INCOME

INVESTMENT AND OTHER INCOME totaled $21.1 million in 2001, $121.7 million in 2000 and $267.3 million in 1999.

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

INVESTMENT INCOME was $41.9 million in 2001, $43.7 million in 2000 and $30.4 million in 1999. Investment income primarily represents the Company's share of net income from the markets managed by others that are accounted for by the equity method. The aggregate income from these markets decreased in 2001, reducing investment income in 2001; in 2000, the aggregate income from these markets increased, adding to investment income in 2000.

INTEREST INCOME totaled $10.3 million in 2001, $17.0 million in 2000 and $8.9 million in 1999. The decrease in 2001 and increase in 2000 are primarily due to the respective $9.8 million decrease and $5.7 million increase in interest income on outstanding cash balances.

INTEREST EXPENSE totaled $35.2 million in 2001, $36.6 million in 2000 and $38.1 million in 1999. Interest expense in 2001 is primarily related to Liquid Yield Option Notes ("LYONs") ($9.8 million); the Company's 7.25% Notes (the "Notes") ($18.5 million); and the Company's revolving credit facility with a series of banks ("Revolving Credit Facility") ($5.1 million). Interest expense in 2000 was primarily related to LYONs ($16.0 million), the Notes ($18.5 million) and Revolving Credit Facility ($1.0 million). Interest expense in 1999 was primarily related to LYONs ($17.6 million), the Notes ($18.5 million) and the Revolving Credit Facility ($782,000).

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

The Revolving Credit Facility is a seven-year facility which was established in 1997. Borrowings under this facility accrue interest at the London InterBank Offered Rate ("LIBOR") plus 19.5 basis points (for a rate of 2.1% at December 31, 2001). Interest and principal are due the last day of the borrowing period, as selected by the borrower, of either seven days or one, two, three or six months; any borrowings made under the facility are short-term in nature and automatically renew until they are repaid. The Company pays facility and administrative fees totaling $710,000 per year in addition to interest on any borrowings; these fees are recorded as interest expense. Any borrowings outstanding in August 2004, the termination date of the Revolving Credit Facility, are due and payable at that time along with any accrued interest. As of December 31, 2001, the Company had $264 million of borrowings outstanding under the Revolving Credit Facility, all of which will become due in 2002.

INCOME TAXES

INCOME TAX EXPENSE was $147.3 million in 2001, $172.0 million in 2000 and $215.3 million in 1999. In 2000 and 1999, $44.9 million and $106.6 million of income tax expense, respectively, related to gains on cellular and other investments. The overall effective tax rates were 44% in 2001 and 42% in both 2000 and 1999. In 2000 and 1999, the effective tax rate was affected by gains on cellular and other investments, which have varying tax implications depending upon the structure of the transactions involved.

TDS and the Company are parties to a Tax Allocation Agreement, pursuant to which the Company is included in a consolidated federal income tax return with other members of the TDS consolidated group. For financial reporting purposes, the Company computes federal income taxes as if it was filing a separate return as its own affiliated group and was not included in the TDS group.

EXTRAORDINARY ITEM

EXTRAORDINARY ITEM - (LOSS) ON EXTINGUISHMENT OF DEBT, NET OF TAX totaled $(7.0) million, or $(.08) per diluted share, in 2001 and totaled $(36.9) million, or $(.41) per diluted share, in 2000. In 2001, the Company satisfied $58.2 million face value ($25.4 million carrying value) of retired LYONs by paying $32.0 million in cash to the holders. In 2000, the Company repurchased $40.8 million face value ($16.9 million carrying value) of LYONs and satisfied $111.8 million face value ($46.8 million carrying value) of retired LYONs by paying cash to the holders. In total, the Company paid $99.4 million in cash in 2000 to satisfy LYONs repurchases and retirements. The losses in each year resulted from the difference between the repurchase or retirement price, which approximated market value, and the accreted value of the LYONs repurchased or retired. These losses are not deductible for tax purposes.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX totaled $(4.7) million in 2000, or $(.05) per diluted share, reflecting the Company's implementation of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." The Company defers revenue recognition of certain activation and reconnect fees, and records the related revenue over periods from six to forty-eight months. Prior to implementing SAB No. 101, the Company recorded these fees as operating revenues in the period they were charged to the customer. The cumulative effect represents the aggregate impact of this accounting change for periods prior to 2000.

NET INCOME

NET INCOME totaled $173.9 million in 2001, $192.9 million in 2000 and $300.8 million in 1999. DILUTED EARNINGS PER SHARE was $1.99 in 2001, $2.22 in 2000 and $3.28 in 1999.

INFLATION

Management believes that inflation affects the Company's business to no greater extent than the general economy.

ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets" in July 2001. These statements require, among other things, that all future business combinations be accounted for using the purchase method of accounting and prohibit the use of the pooling-of-interest method. For acquisitions completed after July 1, 2001, goodwill will not be amortized. In addition, effective January 1, 2002, previously recorded goodwill and other intangible assets with indefinite lives will no longer be amortized but will be subject to impairment tests.

SFAS No. 142 defines the accounting for intangible assets. The accounting for a recognized intangible asset is based on the useful life to the entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of the intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity.

An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

SFAS No. 142 also defines the accounting for goodwill. Goodwill will be tested for impairment annually. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

The Company will adopt SFAS No. 142 on January 1, 2002, and will no longer amortize its investment in licenses nor its goodwill for equity method investments. Investment in licenses and equity method goodwill totaled $1,298.6 million and $34.7 million, respectively, at December 31, 2001, and amortization expense for the year ended December 31, 2001, totaled $36.5 million and $726,000, respectively.

In addition, pursuant to SFAS No. 142, the Company is assessing its recorded balances of investment in licenses for potential impairment. As allowed under the standard, the Company expects to complete its impairment assessment in the first quarter of 2002. Any required impairment charge would be recorded as a cumulative effect of an accounting change as of January 1, 2002. The Company does not currently expect to record an impairment charge upon the completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

SFAS No. 143 "Accounting for Asset Retirement Obligations" was issued in June 2001, and will become effective for the Company beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Throughout the useful life of the asset, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the asset's useful life. The Company is currently reviewing the requirements of this new standard and has not yet determined the impact, if any, on the Company's financial position or results of operations.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001, and became effective for the Company beginning January 1, 2002. SFAS No. 144 requires entities to measure long-lived assets at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also revises standards for the reporting of discontinued operations. This statement broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The Company is currently reviewing the requirements of this new standard, but does not expect implementation to have a material impact on its financial position or results of operations.

The Financial Accounting Standards Board ("FASB") issued an exposure draft in November 2001, "Rescission of FASB Statements No. 4, 44 and 64 and Technical Corrections." This proposed Statement would rescind Statement 4 and Statement 64, an amendment to Statement 4, thereby eliminating the requirements that gains and losses from extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. The provisions of this Statement related to the rescission of Statement 4 shall be applied as of the beginning of the fiscal year in which this Statement is issued. The FASB expects to issue the final Statement in the first quarter of 2002. When adopted, the Company would no longer report gains and losses on the retirement of long-term debt as an extraordinary item.

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

CASH FLOWS FROM OPERATING ACTIVITIES provided $440.3 million in 2001, $521.3 million in 2000 and $333.2 million in 1999. Operating cash flow provided $617.9 million in 2001, $558.0 million in 2000 and $485.8 million in 1999. Cash flows from other operating activities (investment and other income, interest expense, income taxes, changes in working capital and changes in other assets and liabilities) required $177.6 million in 2001, $36.7 million in 2000 and $152.6 million in 1999. Income taxes and interest paid totaled $154.0 million in 2001, $128.2 million in 2000 and $110.5 million in 1999.

CASH FLOWS FROM INVESTING ACTIVITIES required $671.8 million in 2001, $321.7 million in 2000 and $190.4 million in 1999. Cash required for property, plant and equipment and system development expenditures totaled $503.3 million in 2001, $305.4 million in 2000 and $277.4 million in 1999. In 2001, these expenditures were financed primarily with internally generated cash and borrowings from the Revolving Credit Facility. In 2000 and 1999, these expenditures were financed primarily with internally generated cash and the proceeds from the sales of cellular interests. These expenditures primarily represent the construction of 377, 224 and 225 cell sites in 2001, 2000 and 1999, respectively, as well as other plant additions and costs related to the development of the Company's office systems. In all three years, other plant additions included significant amounts related to the replacement of retired assets and the changeout of analog equipment for digital equipment. Acquisitions required $186.3 million in 2001, $108.7 million in 2000 and $29.8 million in 1999. Notes receivable from third parties totaled $1.2 million in 2001 and $10.0 million in 1999. The Company received net cash proceeds totaling $73.0 million in 2000 and $96.0 million in 1999 related to sales of cellular and other investments. Cash distributions from cellular entities in which the Company has an interest provided $14.8 million in 2001, $20.6 million in 2000 and $24.4 million in 1999.

CASH FLOWS FROM FINANCING ACTIVITIES provided $136.1 million in 2001, required $273.1 million in 2000 and provided $2.9 million in 1999.

In 2001 and 2000, the Company repurchased 643,100 and 3.5 million of its Common Shares, respectively, for $29.9 million and $223.8 million in cash, respectively. In 2000, an additional $11.0 million of accounts payable was recorded for payments made in January 2001 related to December 2000 Common Share repurchases. The stock repurchases in 2001 and 2000 were made under separate programs authorized by the Company's Board of Directors. In March 2000, May 2000 and October 2000, the Board of Directors authorized separate programs to repurchase up to 1.4 million USM Common Shares per program. All shares authorized to be repurchased under the March 2000 and May 2000 programs were repurchased as of December 31, 2000. A total of 540,766 Common Shares were repurchased under the October 2000 program as of December 31, 2001. An additional 167,734 Common Shares and 630,500 Common Shares were purchased in 2001 and 2000, respectively, pursuant to a previously authorized program to repurchase a limited amount of shares on a quarterly basis, primarily for use in employee benefit plans.

Retirement of debt required $32.0 million of cash in 2001 and $99.4 million of cash in 2000. In 2001, the Company paid cash to satisfy the retirement of $58.2 million face value ($25.4 million carrying value) of LYONs by the holders. Also in 2001, the Company satisfied the retirement of $68.0 million face value ($29.6 million carrying value) of LYONs by reissuing approximately 644,000 treasury shares valued at $42.2 million. In 2000, the Company repurchased $40.8 million face value ($16.9 million carrying value) of LYONs and paid cash to satisfy the retirement of $111.8 million face value ($46.8 million carrying value) of LYONs by the holders. Also in 2000, the Company satisfied the retirement of $149.5 million face value ($62.6 million carrying value) of LYONs by issuing approximately 105,000 new Common Shares and by reissuing approximately 1.3 million treasury shares valued at $87.1 million. In 2001, the Company borrowed $231.5 million and repaid $22.5 million under its revolving credit facility with a group of banks. In 2000, the Company borrowed a total of $61.0 million and repaid $6.0 million under this revolving credit facility.

ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

The Company assesses its cellular holdings on an ongoing basis in order to maximize the benefits derived from clustering its markets. The Company also reviews attractive opportunities for the acquisition of additional wireless spectrum.

In 2001, the Company, on its own behalf and through joint ventures, acquired majority interests in licenses in one cellular market and 26 PCS markets, representing a total population of 6.8 million, for $182.3 million in cash, which excludes $4.1 million of deposits on potential future acquisitions. The interests the Company acquired through joint ventures are 100% owned by the joint ventures, and the Company is considered to have the controlling financial interest in these joint ventures for financial reporting purposes. Of the PCS interests acquired, interests representing a total population of 4.7 million are in 10 megahertz ("MHz") licenses, and the remaining interests are in 15 MHz - 30 MHz licenses.

In 2000, the Company acquired majority interests in two cellular markets and several minority interests in other cellular markets, representing 387,000 pops, for consideration totaling $86.5 million, which excludes $51.1 million of deposits on potential future acquisitions. The consideration consisted of approximately 28,000 USM Common Shares, $57.6 million in cash, forgiveness of notes receivable totaling $10.4 million and payables, primarily other long-term debt, totaling $15.6 million.

In 1999, the Company acquired a majority interest in one cellular market and minority interests in several cellular markets, representing approximately 245,000 pops, for cash totaling $31.5 million.

DIVESTITURES

In 2001, the Company had no material divestitures of cellular interests.

In 2000, the Company divested a majority interest in one cellular market and minority interests in two cellular markets, representing 384,000 pops, for consideration totaling $114.8 million. The consideration consisted of $74.2 million in cash and $40.6 million in receivables. The receivables consisted of $37.3 million of long-term notes receivable and $3.3 million of accounts receivable. The notes receivable have a five-year term and bear interest at 8% per year, with interest payable annually.

In 1999, the Company divested a majority interest in one cellular market and minority interests in three cellular markets, representing approximately 612,000 pops, for $57.3 million in cash and $2.4 million in accounts receivable. The majority interest was divested as part of an exchange transaction which was substantially completed in November 1997; therefore, no gain or loss was recorded on this transaction.

PENDING TRANSACTIONS

As of December 31, 2001, the Company had entered into agreements, through joint ventures, to acquire interests in PCS licenses in three markets. These interests, all in 10 MHz licenses, represent a total population of 911,000 and will be acquired in exchange for $18 million in cash. Two of the three markets are adjacent to those in which the Company already provides cellular service, and the Company currently owns a PCS license in the third market through a joint venture. The Company expects each of the pending transactions to be completed during the first half of 2002.

The Company is a limited partner in a joint venture that was a successful bidder for 17 licenses in 13 markets in the January 2001 Federal Communications Commission ("FCC") spectrum auction. The cost for the 17 licenses totaled $283.9 million. Although legally the general partner controls the joint venture, the Company has included the joint venture in its consolidated financial statements because the

Company is considered to have controlling financial interest for financial reporting purposes. The joint venture has acquired five of such licenses in four markets for a total of $4.1 million and has deposits with the FCC totaling $56.1 million for the remaining licenses (classified as a current asset at December 31, 2001). Subject to the final outcome of the proceedings discussed below, the joint venture's portion of the funding could possibly aggregate up to an additional $223.7 million to fund the acquisition of the remaining licenses. In addition, the Company has agreed to loan the general partner up to $20 million that could be used by the general partner to fund its investment in the licenses.

With respect to the remaining 12 licenses in nine markets, such licenses had been reauctioned by the FCC after defaults by winning bidders in a prior auction and were made subject by the FCC to the final outcome of certain legal proceedings initiated by the prior winning bidders. Following the reauction, one of the prior winning bidders obtained a court ruling that the FCC's actions were illegal. In an effort to resolve this matter, on November 15, 2001, the joint venture and other bidders in the reauction entered into a settlement agreement with the prior winning bidder and the FCC. However, the settlement agreement terminated due to the failure to satisfy a condition to obtain certain Congressional action by December 31, 2001. The U.S. Supreme Court has agreed to review this matter. In the event the prior winning bidder is successful in this litigation, the joint venture would receive a refund of its deposit of $56.1 million made to the FCC for such 12 licenses. The joint venture's financial requirements would then be limited to the five licenses in four markets that it acquired in 2001. If the FCC is successful in this litigation or the matter is otherwise resolved in a manner that will permit the joint venture to acquire the remaining licenses, the joint venture would be required to pay to the FCC the balance of the auction price for such licenses. The joint venture would then have significant financial requirements to build out such markets. The exact nature of the Company's financial commitment going forward will be determined as the joint venture develops its long-term business and financing plans.

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes the Company's aggregate contractual cash obligations for 2002 and beyond:

                                                Payments Due Before December 31,
                                                                                       After
(Dollars in millions)                  2002    2003      2004      2005      2006       2006
--------------------------------------------------------------------------------------------
Contractual Obligations
Long-term debt:
         6% zero coupon
           convertible debentures (a)  $  --   $  --     $  --     $  --     $  --     $311.0
         7.25% unsecured notes            --      --        --        --        --      250.0
         Other                            --      --       3.0        --        --       10.0
Operating leases                        43.6    38.6      35.0      31.8      26.7      123.8
Pending license acquisitions (b)        18.0      --        --        --        --         --
                                       ------------------------------------------------------
Total contractual cash obligations     $61.6   $38.6     $38.0     $31.8     $26.7     $694.8
=============================================================================================

(a) THE BOARD OF DIRECTORS HAS AUTHORIZED MANAGEMENT TO OPPORTUNISTICALLY REPURCHASE THESE SECURITIES IN PRIVATE TRANSACTIONS. THE COMPANY MAY ALSO PURCHASE A LIMITED AMOUNT OF THESE SECURITIES IN OPEN-MARKET TRANSACTIONS FROM TIME TO TIME. THESE SECURITIES ARE CONVERTIBLE, AT THE OPTION OF THEIR HOLDERS, AT ANY TIME PRIOR TO MATURITY, REDEMPTION OR PURCHASE, INTO USM COMMON SHARES AT A CONVERSION RATE OF 9.475 USM COMMON SHARES PER BOND. UPON CONVERSION, THE COMPANY HAS THE OPTION TO DELIVER TO HOLDERS EITHER USM COMMON SHARES OR CASH EQUAL TO THE MARKET VALUE OF THE USM COMMON SHARES INTO WHICH THE BONDS ARE CONVERTIBLE. THE MATURITY DATE OF THESE SECURITIES IS JUNE 2015.
(b) SEE "ACQUISITIONS AND DIVESTITURES - PENDING TRANSACTIONS" FOR A DISCUSSION OF POTENTIAL ADDITIONAL LICENSE ACQUISITION OBLIGATIONS THE COMPANY MAY HAVE PENDING THE RESOLUTION OF CERTAIN LITIGATION.
(c) IN OCTOBER 2000, THE COMPANY'S BOARD OF DIRECTORS AUTHORIZED THE REPURCHASE OF AN ADDITIONAL 1.4 MILLION USM COMMON SHARES. THROUGH DECEMBER 31, 2001, THE COMPANY HAD REPURCHASED 551,000 SHARES UNDER THIS PROGRAM. ADDITIONALLY, THE COMPANY MAY REPURCHASE A LIMITED AMOUNT OF ADDITIONAL SHARES ON A QUARTERLY BASIS, PRIMARILY FOR USE IN EMPLOYEE BENEFIT PLANS. THE COMPANY HAS NO OBLIGATION TO REPURCHASE ANY SHARES UNDER ANY PROGRAMS AUTHORIZED BY THE BOARD OF DIRECTORS.

Anticipated capital expenditures requirements for 2002 primarily reflect the Company's plans for construction, system expansion and the execution of its plans to migrate to a single digital equipment platform. The Company's construction and system expansion budget for 2002 is $620 million to $640 million. These expenditures will primarily address the following needs:

o  Expand and enhance the Company's coverage in its service areas

o Addition of digital service capabilities to its systems, including the initial steps toward migration to a single digital equipment platform

o Satisfy certain regulatory requirements for specific services such as enhanced 911 and wireless number portability

o  Enhance the Company's office systems

The Company's conversion to a single digital equipment platform is expected to be completed by 2004, at an approximate cost of $400 million to $450 million, spread over the next three years. The estimated capital expenditures in 2002 include $80 million to $95 million related to this conversion.

The Company is generating substantial cash from its operations and anticipates financing all of the 2002 obligations listed above with internally generated cash and with borrowings under the Company's Revolving Credit Facility as the timing of such expenditures warrants. The Company had $28.9 million of cash and cash equivalents at December 31, 2001.

As of December 31, 2001, $236 million of the $500 million under the Company's Revolving Credit Facility was unused and remained available to meet any short-term borrowing requirements. This line of credit provides for borrowing at LIBOR plus a contractual spread, based on the Company's credit rating, which was
19.5 basis points as of December 31, 2001. The Company's interest cost related to this line of credit would increase if its credit rating goes down, which would increase its cost of financing, but such line of credit would not cease to be available solely as a result of a decline in its credit rating. However, the continued availability of this revolving line of credit requires the Company to comply with certain negative and affirmative covenants, maintain certain financial ratios and to represent certain matters at the time of each borrowing. At December 31, 2001, the Company was in compliance with all covenants and other requirements set forth in the Revolving Credit Facility.

Management continues to believe there exists a seasonality in both service revenues and operating expenses, which may cause cash flows from operations to vary from quarter to quarter. However, these fluctuations are not considered to be large enough to cause the Company to look beyond its short-term financing sources to meet its cash needs during 2002. Management believes that the Company's cash flows from operations and sources of external financing, including the above-referenced Revolving Credit Facility, provide substantial financial flexibility for the Company to meet both its short- and long-term needs. The Company also currently has access to public and private capital markets to help meet its long-term financing needs. The Company anticipates issuing debt and equity securities only when capital requirements (including acquisitions), financial market conditions and other factors warrant. However, the availability of financial resources is dependent on economic events, business developments, technological changes, financial conditions or other factors, some of which may not be in the Company's control. If at any time financing is not available on terms acceptable to the Company, it might be required to reduce its business development and capital expenditure plans, which could have a materially adverse effect on its business and financial condition. The Company does not believe that any circumstances that could materially adversely affect its liquidity or capital resources are currently reasonably likely to occur, but it cannot provide assurances that such circumstances will not occur or that they will not occur rapidly. Economic downturns, changes in financial markets or other factors could rapidly change the availability of the Company's liquidity and capital resources.

At December 31, 2001, the Company is in compliance with all covenants and other requirements set forth in long-term debt indentures. The Company does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, a downgrade in the Company's credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future.

MARKET RISK

The Company is subject to market rate risks due to fluctuations in interest rates and equity markets. All of the Company's existing long-term debt is in the form of fixed-rate notes with original maturities ranging from five to 20 years. Accordingly, fluctuations in interest rates can lead to fluctuations in the fair value of such instruments. The Company has not entered into financial derivatives to reduce its exposure to interest rate risks.

The Company had total debt repayment obligations as of December 31, 2001 and 2000 of $573.9 million and $700.2 million, respectively, which are all due in 2004 or later. The weighted average interest rates on this debt during 2001 and 2000 were 4.54% and 6.50%, respectively, and the fair value of the debt at year-end was $414.1 million and $678.1 million, respectively.

The Company maintains a portfolio of available-for-sale marketable equity securities, which resulted from acquisitions and the sale of non-strategic investments. The market value of these investments, principally VOD ADRs, amounted to $272.4 million at December 31, 2001. A hypothetical 10% decrease in the share prices of these investments would result in a $27.2 million decline in the market value of the investments. As of December 31, 2001, the Company had recorded an unrealized loss, net of tax, of $79.0 million in Other comprehensive income. Management does not consider the unrealized loss to be "other than temporary." Management continues to review the valuation of the investments on a periodic basis. If management determines in the future that the unrealized loss is other than temporary, the loss will be recognized and recorded in the income statement.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from estimates under different assumptions or conditions.

Management believes the following critical accounting policies reflect the most significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company holds a substantial amount of marketable securities that are publicly traded and can have volatile share prices. The marketable securities are adjusted to market value each period with the change in value of the securities reported as Other comprehensive income, net of income taxes, which is included in the stockholders' equity section of the balance sheet. If management determined that any decline in value of the marketable securities was "other than temporary," the unrealized loss included in Other comprehensive income would be recognized and recorded as a loss in the income statement. Factors that management reviews in determining an other than temporary decline include whether there has been a significant change in the financial condition, operational structure or near-term prospects of the issuer; how long the security has been below historical cost; and whether the Company has the ability to retain its investment in the issuer's securities to allow the market value to return to historical cost levels.

The Company has substantial investments in long-lived assets, including substantial amounts of intangible assets, primarily investments in licenses, as a result of acquisitions of interests in wireless licenses. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company evaluates the asset for possible impairment based on an estimate of related undiscounted cash flows over the remaining asset life. If any impairment is identified, a loss is recognized for the difference between the fair value of the asset (less cost to sell) and the carrying value of the asset.

The Company will adopt SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002, and will no longer amortize investment in licenses and goodwill for equity method investments. In connection with SFAS No. 142, the Company is assessing its recorded balances of investment in licenses for potential impairment. The Company expects to complete its impairment assessment in the first quarter of 2002. Any required impairment charge would be recorded as a cumulative effect of an accounting change as of January 1, 2002. The Company does not currently expect to record an impairment charge upon the completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

Deferred tax assets are reduced by a valuation allowance when, in management's opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If it were determined that the Company would be able to realize the deferred tax asset in excess of its net recorded amount, an adjustment to deferred tax assets would increase income. Likewise, if it were determined that the Company would not be able to realize the net deferred tax asset amount, an adjustment to deferred tax assets would reduce income.

RELATED PARTY TRANSACTIONS

The Company is billed for all services it receives from TDS, pursuant to the terms of various agreements between the Company and TDS. The majority of these billings are included in the Company's general and administrative expenses. Some of these agreements were established at a time prior to the Company's initial public offering when TDS owned more than 90% of the Company's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. The principal arrangements that affect the Company's operations are described below. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to the Company are reflected in the Company's financial statements on a basis which is representative of what they would have been if the Company operated on a stand-alone basis.

Under an agreement between the Company and TDS, TDS makes available to the Company services relating to operations, marketing, human resources, accounting, customer services, customer billing, finance and general administration, among others. Unless otherwise provided by written agreement, services provided by TDS or any of its subsidiaries are charged and paid for in conformity with the customary practices of TDS for charging TDS's non-telephone company subsidiaries. Payments by the Company to TDS for such services totaled $49.7 million in 2001, $44.6 million in 2000 and $42.7 million in 1999. In addition, under the agreement, the Company purchases materials and equipment from TDS and its subsidiaries. These purchases are made on the same basis as any materials and equipment purchased by a TDS affiliate from another TDS affiliate. Purchases of materials and equipment by the Company from TDS affiliates totaled $6.0 million in 2001, $4.6 million in 2000 and $4.9 million in 1999.

Pursuant to an insurance cost sharing agreement, the Company and its officers, directors and employees are afforded coverage under certain insurance policies purchased by TDS. A portion of the premiums payable under each such policy is allocated by TDS to the Company on such reasonable basis as TDS may select from time to time. The Company believes that the amounts payable by it under the insurance cost sharing agreement are generally more favorable than the premiums that would be paid if it were to obtain coverage under separate policies.

Under an employee benefit plans agreement, employees of the Company participate in the TDS tax-deferred savings plan. The Company reimburses TDS for the costs associated with such participation. In addition, the Company reimburses TDS for certain costs incurred by TDS in connection with the issuance of stock under the TDS employee stock purchase plans to the Company's employees.

TDS files Federal income tax returns and pays Federal income taxes for all members of the TDS consolidated group, including the Company and its subsidiaries. The Company and its subsidiaries pay TDS for Federal and certain state income taxes based on the amount they would pay if they were filing a separate return as their own affiliated group and were not included in the TDS group. These payments are based on the average tax rate (excluding the effect of tax credits) of the TDS affiliated group. Payments by the Company to TDS for Federal and state income taxes totaled $116.5 million in 2001, $97.3 million in 2000 and $82.4 million in 1999.

From time to time the Company deposits excess cash with TDS for investment under TDS's cash management program pursuant to the terms of a cash management agreement. Such deposits are available to the Company on demand and bear interest each month at the 30-day commercial paper rate reported in The Wall Street Journal on the last business day of the preceding month plus 1/4%, or such higher rate as TDS may in its discretion offer on such demand deposits. The Company may elect to place funds for a longer period than on demand in which event, if such funds are placed with TDS, they will bear interest at the commercial paper rate for investments of similar maturity plus 1/4%, or at such higher rate as TDS may in its discretion offer on such investments. Interest income from such deposits totaled $1.5 million in 2001, $11.3 million in 2000 and $5.6 million in 1999.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY
STATEMENT

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND OTHER SECTIONS OF THIS ANNUAL REPORT TO SHAREHOLDERS CONTAIN STATEMENTS THAT ARE NOT BASED ON HISTORICAL FACT, INCLUDING THE WORDS "BELIEVES," "ANTICIPATES," "INTENDS," "EXPECTS," AND SIMILAR WORDS. THESE STATEMENTS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS, EVENTS OR DEVELOPMENTS TO BE SIGNIFICANTLY DIFFERENT FROM ANY FUTURE RESULTS, EVENTS OR DEVELOPMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING RISKS:

o INCREASES IN THE LEVEL OF COMPETITION IN THE MARKETS IN WHICH THE COMPANY OPERATES COULD ADVERSELY AFFECT THE COMPANY'S REVENUES OR INCREASE ITS COSTS TO COMPETE.

o ADVANCES OR CHANGES IN TELECOMMUNICATIONS TECHNOLOGY COULD RENDER CERTAIN TECHNOLOGIES USED BY THE COMPANY OBSOLETE.

o CHANGES IN THE TELECOMMUNICATIONS REGULATORY ENVIRONMENT COULD
  ADVERSELY AFFECT THE COMPANY'S FINANCIAL CONDITION OR RESULTS OF
  OPERATIONS.

o CHANGES IN THE SUPPLY OR DEMAND OF THE MARKET FOR WIRELESS LICENSES, INCREASED COMPETITION, ADVERSE DEVELOPMENTS IN THE COMPANY'S BUSINESS OR THE WIRELESS INDUSTRY AND/OR OTHER FACTORS COULD RESULT IN AN IMPAIRMENT OF THE VALUE OF THE COMPANY'S INVESTMENT IN LICENSES AND/OR GOODWILL, WHICH MAY REQUIRE THE COMPANY TO WRITE DOWN THE VALUE OF SUCH ASSETS.

o CONTINUED DEPRESSED MARKET VALUES, CONTINUED DECLINES THEREOF OR OTHER EVENTS EVIDENCING AN IMPAIRMENT IN THE VALUE OF THE COMPANY'S
  INVESTMENTS IN AVAILABLE-FOR-SALE MARKETABLE EQUITY SECURITIES THAT ARE OTHER THAN TEMPORARY MAY REQUIRE THE COMPANY TO WRITE DOWN THE VALUE OF SUCH SECURITIES.

o SETTLEMENTS, JUDGMENTS, RESTRAINTS ON ITS CURRENT MANNER OF DOING BUSINESS AND/OR LEGAL COSTS RESULTING FROM PENDING AND FUTURE
  LITIGATION COULD HAVE AN ADVERSE EFFECT ON THE COMPANY'S FINANCIAL CONDITION, RESULTS OF OPERATIONS OR ABILITY TO DO BUSINESS.

o COSTS, INTEGRATION PROBLEMS OR OTHER FACTORS ASSOCIATED WITH
  ACQUISITIONS/DIVESTITURES OF PROPERTIES AND OR LICENSES COULD HAVE AN ADVERSE EFFECT ON THE COMPANY'S FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

o CHANGES IN GROWTH IN THE NUMBER OF WIRELESS CUSTOMERS, AVERAGE REVENUE PER UNIT, PENETRATION RATES, CHURN RATES, ROAMING RATES AND THE MIX OF PRODUCTS AND SERVICES OFFERED IN WIRELESS MARKETS COULD HAVE AN ADVERSE EFFECT ON THE COMPANY'S WIRELESS BUSINESS OPERATIONS.

o CHANGES IN MARKET CONDITIONS OR OTHER FACTORS COULD LIMIT OR RESTRICT THE AVAILABILITY OF FINANCING ON TERMS AND PRICES ACCEPTABLE TO THE COMPANY, WHICH COULD REQUIRE THE COMPANY TO REDUCE ITS CONSTRUCTION, DEVELOPMENT AND ACQUISITION PROGRAMS.

o CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS, BOTH NATIONALLY AND IN THE REGIONS IN WHICH THE COMPANY OPERATES, COULD HAVE AN ADVERSE EFFECT ON THE COMPANY'S BUSINESS.

THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. READERS SHOULD EVALUATE ANY STATEMENTS IN LIGHT OF THESE IMPORTANT
FACTORS.


-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

                                                                                         YEAR ENDED DECEMBER 31,
(Dollars in thousands, except per share amounts)                                       2001           2000           1999
-------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES
  Service                                                                       $ 1,826,385    $ 1,653,922    $ 1,525,660
  Equipment sales                                                                    68,445         62,718         50,769
                                                                                -----------------------------------------
    Total Operating Revenues                                                      1,894,830      1,716,640      1,576,429
                                                                                -----------------------------------------

OPERATING EXPENSES
  System operations                                                                 421,114        350,507        368,070
  Marketing and selling                                                             297,239        303,721        272,729
  Cost of equipment sold                                                            124,028        139,654        124,058
  General and administrative                                                        434,579        364,747        325,758
  Depreciation                                                                      237,346        205,916        184,830
  Amortization of licenses and deferred charges                                      63,312         59,782         45,142
                                                                                -----------------------------------------
    Total Operating Expenses                                                      1,577,618      1,424,327      1,320,587
                                                                                -----------------------------------------

OPERATING INCOME                                                                    317,212        292,313        255,842
                                                                                -----------------------------------------

INVESTMENT AND OTHER INCOME
  Investment income                                                                  41,934         43,727         30,374
  Amortization of licenses related to investments                                      (726)        (1,365)        (1,186)
  Interest income                                                                    10,300         17,049          8,893
  Other income, net                                                                   4,737          2,844            590
  Gain on cellular and other investments                                                 --         96,075        266,744
  Interest (expense)                                                                (35,164)       (36,608)       (38,099)
                                                                                -----------------------------------------
    Total Investment and Other Income                                                21,081        121,722        267,316

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                                    338,293        414,035        523,158
Income tax expense                                                                  147,315        171,968        215,252
                                                                                -----------------------------------------

INCOME BEFORE MINORITY INTEREST                                                     190,978        242,067        307,906
Minority share of income                                                            (10,146)        (7,629)        (7,148)
                                                                                -----------------------------------------

INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE                                                                 180,832        234,438        300,758
    Extraordinary item - loss on extinguishment of debt, net of tax                  (6,956)       (36,870)            --
    Cumulative effect of accounting change, net of tax                                   --         (4,661)            --
                                                                                -----------------------------------------
NET INCOME                                                                      $   173,876    $   192,907    $   300,758
                                                                                =========================================

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (000s)                                     86,200         86,355         87,478

BASIC EARNINGS PER SHARE
  Income Before Extraordinary Item and Cumulative Effect of Accounting Change   $      2.10    $      2.71    $      3.44
  Extraordinary Item                                                                  (0.08)         (0.43)            --
  Cumulative Effect of Accounting Change                                                 --          (0.05)            --
                                                                                -----------------------------------------
  Net Income                                                                    $      2.02    $      2.23    $      3.44
                                                                                =========================================

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (000s)                                   89,977         90,874         94,879

DILUTED EARNINGS PER SHARE
  Income Before Extraordinary Item and Cumulative Effect of Accounting Change   $      2.07    $      2.68    $      3.28
  Extraordinary Item                                                                  (0.08)         (0.41)            --
  Cumulative Effect of Accounting Change                                                 --          (0.05)            --
                                                                                -----------------------------------------
  Net Income                                                                    $      1.99    $      2.22    $      3.28
=========================================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              YEAR ENDED DECEMBER 31,
(Dollars in thousands)                                                        2001         2000         1999
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                             $ 173,876    $ 192,907    $ 300,758
  Add (Deduct) adjustments to reconcile net
    income to net cash provided by operating activities
      Depreciation and amortization                                        300,658      265,698      229,972
      Deferred income tax provision                                         41,961       23,612      134,130
      Investment income                                                    (41,934)     (43,727)     (30,374)
      Minority share of income                                              10,146        7,629        7,148
      Extraordinary item                                                     6,956       36,870           --
      Cumulative effect of accounting change                                    --        4,661           --
      Gain on cellular and other investments                                    --      (96,075)    (266,744)
      Other noncash expense                                                 13,378       26,519       18,017
      Proceeds from litigation settlement                                       --       42,457           --
      Change in accounts receivable                                        (26,464)     (22,462)     (38,970)
      Change in inventory                                                   (7,198)     (19,053)     (13,303)
      Change in accounts payable                                           (12,910)      54,200      (14,711)
      Change in accrued taxes                                              (22,663)      30,378       (5,896)
      Change in customer deposits and deferred revenues                       (302)      12,876        9,067
      Change in other assets and liabilities                                 4,844        4,840        4,083
                                                                         -----------------------------------
                                                                           440,348      521,330      333,177
                                                                         -----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment                              (487,813)    (295,308)    (248,722)
  System development costs                                                 (15,521)     (10,109)     (28,728)
  Acquisitions, excluding cash acquired                                   (186,269)    (108,669)     (29,841)
  Proceeds from cellular and other investments                                  --       72,973       95,988
  Distributions from unconsolidated entities                                14,813       20,582       24,427
  Investments in and advances (to)/from unconsolidated entities                (46)      (4,187)       5,497
  Change in notes receivable                                                (1,239)          --      (10,000)
  Change in temporary investments and marketable non-equity securities          --          357          236
  Other investing activities                                                 4,250        2,693          738
                                                                         -----------------------------------
                                                                          (671,825)    (321,668)    (190,405)
                                                                         -----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of debt                                                        (31,963)     (99,356)        (267)
  Repurchase of common shares                                              (40,862)    (223,847)          --
  Borrowings from Revolving Credit Facility                                231,500       61,000           --
  Repayment of Revolving Credit Facility                                   (22,500)      (6,000)          --
  Common Shares issued                                                       4,103        4,033        9,290
  Capital (distributions) to minority partners                              (4,141)      (8,886)      (6,095)
                                                                         -----------------------------------
                                                                           136,137     (273,056)       2,928
                                                                         -----------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                       (95,340)     (73,394)     145,700

CASH AND CASH EQUIVALENTS -
  Beginning of period                                                      124,281      197,675       51,975
                                                                         -----------------------------------
  End of period                                                          $  28,941    $ 124,281    $ 197,675
============================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS - ASSETS

                                                                                          DECEMBER 31,
(Dollars in thousands)                                                                     2001         2000
------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents
    General funds                                                                    $   28,941   $   69,956
    Affiliated cash equivalents                                                              --       54,325
                                                                                     -----------------------
                                                                                         28,941      124,281
  Accounts receivable
    Customers, less allowance of $9,799 and $9,678, respectively                        149,920      142,783
    Roaming                                                                              78,572       62,928
    Other                                                                                18,883       13,312
  Inventory                                                                              55,996       48,798
  Prepaid expenses                                                                        9,442       10,796
  Deposit receivable from Federal Communications Commission                              56,060           --
  Other current assets                                                                    6,141        6,465
                                                                                     -----------------------
                                                                                        403,955      409,363
                                                                                     -----------------------
INVESTMENTS
  Licenses, net of accumulated amortization of $255,691 and $218,333, respectively    1,298,623    1,224,430
  Marketable equity securities                                                          272,390      377,900
  Investments in unconsolidated entities, net of accumulated
    amortization of $4,882 and $5,027, respectively                                     159,454      137,474
  Notes and interest receivable - long-term                                              49,220       42,323
                                                                                     -----------------------
                                                                                      1,779,687    1,782,127
                                                                                     -----------------------
PROPERTY, PLANT AND EQUIPMENT
  In service and under construction                                                   2,253,016    1,801,377
  Less accumulated depreciation                                                         833,675      655,754
                                                                                     -----------------------
                                                                                      1,419,341    1,145,623
                                                                                     -----------------------
DEFERRED CHARGES
  System development costs, net of accumulated amortization
    of $60,128 and $43,427, respectively                                                108,464      119,724
  Other, net of accumulated amortization of $10,587 and $9,108 respectively              13,567       10,197
                                                                                     -----------------------
                                                                                        122,031      129,921
                                                                                     -----------------------
    TOTAL ASSETS                                                                     $3,725,014   $3,467,034
============================================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                DECEMBER 31,
(Dollars in thousands)                                         2001           2000
----------------------------------------------------------------------------------
CURRENT LIABILITIES
  Revolving Credit Facility                             $   264,000    $    55,000
  Accounts payable
    Affiliates                                                4,018          9,124
    Other                                                   192,742        203,223
  Customer deposits and deferred revenues                    58,000         53,855
  Accrued interest                                            7,857          7,449
  Accrued taxes                                               8,362         32,529
  Accrued compensation                                       22,185         19,550
  Other current liabilities                                  19,974         17,597
                                                        --------------------------
                                                            577,138        398,327
                                                        --------------------------
LONG-TERM DEBT
  6% zero coupon convertible debentures                     140,156        185,817
  7.25% unsecured notes                                     250,000        250,000
  Other                                                      13,000         13,000
                                                        --------------------------
                                                            403,156        448,817
                                                        --------------------------
DEFERRED LIABILITIES AND CREDITS
  Net deferred income tax liability                         354,153        357,775
  Other                                                       8,466         12,611
                                                        --------------------------
                                                            362,619        370,386
                                                        --------------------------
MINORITY INTEREST                                            46,432         34,933
                                                        --------------------------
COMMON SHAREHOLDERS' EQUITY
  Common Shares, par value $1 per share;
    authorized 140,000,000 shares; issued and
    outstanding 55,046,268 shares                            55,046         55,046
  Series A Common Shares, par value $1 per share;
    authorized 50,000,000 shares; issued and
    outstanding 33,005,877 shares                            33,006         33,006
  Additional paid-in capital                              1,307,584      1,321,193
  Treasury Shares, at cost, 2,001,560 and 2,176,294
    shares, respectively                                   (122,010)      (145,542)
  Accumulated other comprehensive (loss)                    (78,997)       (16,296)
  Retained earnings                                       1,141,040        967,164
                                                        --------------------------
                                                          2,335,669      2,214,571
                                                        --------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $ 3,725,014    $ 3,467,034
==================================================================================

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY


                                                                                                            Accumu-
                                                                                                              lated
                                                                                                            Compre-
                                                                                                              Other
                                                     Series A   Additional                      Compre-     hensive
                                        Common         Common      Paid-In      Treasury        hensive      (Loss)       Retained
(Dollars in thousands)                  Shares         Shares      Capital        Shares         Income      Income       Earnings
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998         $    54,365   $    33,006   $ 1,319,895   $        --                $    69,465    $   473,499
Add (Deduct)
  Employee benefit plans                   298            --         9,337            --                         --             --
Conversion of 6% zero coupon
  convertible debentures                    50            --         2,046            --                         --             --
    Capital stock expense                   --            --            (4)           --                         --             --
    Net income                              --            --            --            --    $   300,758          --        300,758
    Other comprehensive income:
      Net unrealized gain on
        marketable equity securities        --            --            --            --         11,926      11,926             --
                                                                                            -----------
      Comprehensive income                  --            --            --            --    $   312,684          --             --
                                        -------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999              54,713        33,006     1,331,274            --                     81,391        774,257
Add (Deduct)
  Acquisition of cellular interests         27            --         2,805            --                         --             --
  Employee benefit plans                   201            --        11,648         2,220                         --             --
  Conversion and repurchase
    of 6% zero coupon
    convertible debentures                 105            --       (24,624)       87,078                         --             --
  Capital stock expense                     --            --            90            --                         --             --
  Repurchase Common Shares                  --            --            --      (234,840)                        --             --
  Net income                                --            --            --            --    $   192,907          --        192,907
  Other comprehensive income:
    Net unrealized (loss) on
      marketable equity securities          --            --            --            --        (97,687)    (97,687)            --
                                                                                            -----------
    Comprehensive income                    --            --            --            --    $    95,220          --             --
                                       --------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000              55,046        33,006     1,321,193      (145,542)                   (16,296)       967,164
Add (Deduct)
  Employee benefit plans                    --            --        (1,051)       11,202                         --             --
  Conversion and repurchase
    of 6% zero coupon
    convertible debentures                  --            --       (12,558)       42,200                         --             --
  Repurchase Common Shares                  --            --            --       (29,870)                        --             --
  Net income                                --            --            --            --    $   173,876          --        173,876
  Other comprehensive income:
    Net unrealized (loss) on
      marketable equity securities          --            --            --            --        (62,701)    (62,701)            --
                                                                                            -----------
    Comprehensive income                    --            --            --            --    $   111,175          --             --
                                       --------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001         $    55,046   $    33,006   $ 1,307,584   $  (122,010)               $   (78,997)   $ 1,141,040
--------------------------------------------------------------------------------------------           ----------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE IN INTEGRAL PART OF THESE STATEMENTS.

-------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United States Cellular Corporation (the "Company" or "U.S. Cellular"), a Delaware Corporation, is currently an 82.2%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

NATURE OF OPERATIONS

U.S. Cellular owns, manages and invests in wireless systems throughout the United States and, according to internal calculations, the Company believes that it is the nation's eighth largest wireless telephone company in terms of customers. The Company owned interests in 176 cellular markets, representing approximately 27.4 million population equivalents ("pops"), as of December 31, 2001. U.S. Cellular's 142 majority-owned markets, primarily mid-sized and rural markets, served 3,461,000 customers in 25 states as of December 31, 2001. U.S. Cellular's Midwest Regional Market Cluster, which includes markets in Iowa, Wisconsin, Illinois, Indiana and Missouri, served 1,512,000 customers at December 31, 2001, representing approximately 44% of U.S. Cellular's total customers served as of that date.

PRINCIPLES OF CONSOLIDATION

The accounting policies of U.S. Cellular conform to generally accepted accounting principles. The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries, and general partnerships in which U.S. Cellular has a majority partnership interest. All material intercompany accounts and transactions have been eliminated. U.S. Cellular includes in its consolidated financial statements the accounts of certain limited partnerships in which it owns a noncontrolling, limited partner interest. Based on the amount of its residual equity in these limited partnerships, U.S. Cellular is considered to have the controlling financial interest for financial reporting purposes.

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

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and those short-term, highly-liquid investments with original maturities of three months or less. The carrying amounts of Cash and cash equivalents approximate their fair value due to the short-term nature of these investments.

Outstanding checks totaled $31.1 and $26.2 million at December 31, 2001 and 2000, respectively, and are classified as Accounts payable in the Consolidated Balance Sheets. Sufficient funds were available to fund these outstanding checks when presented for payment.

MARKETABLE EQUITY SECURITIES

Marketable equity securities are classified as available-for-sale, and are stated at fair market value. Net unrealized holding gains and losses are included in Accumulated other comprehensive income. Realized gains and losses are determined on the basis of specific identification.

As of December 31, 2001, the net unrealized holding loss, net of tax, aggregated $79.0 million. Management does not consider the unrealized loss to be "other than temporary." Management continues to review the valuation of the investments on a periodic basis. If management determines an unrealized loss is other than temporary, the loss is recognized and recorded in the income statement.

INVESTMENT IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consists of investments where U.S. Cellular holds a less than 50% ownership interest and where a quoted share price is not available. U.S. Cellular follows the equity method of accounting, which recognizes U.S. Cellular's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, where U.S. Cellular's ownership interest equals or exceeds 20% for corporations and 3% for partnerships. Equity method investments aggregated $147.8 million and $123.4 million at December 31, 2001 and 2000, respectively. Income and losses from these entities are reflected in the Consolidated Statements of Operations on a pretax basis as Investment income. At December 31, 2001, the cumulative share of income from minority investments accounted for under the equity method was $277.3 million, of which $106.3 million was undistributed. The cost method of accounting is followed for certain minority interests where U.S. Cellular's ownership interest is less than 20% for corporations and 3% for partnerships. Cost method investments aggregated $11.6 million and $14.1 million at December 31, 2001 and 2000, respectively.

ACCOUNTS RECEIVABLE

Accounts receivable consists of amounts owed by customers for both service provided and equipment sales, by other wireless carriers whose customers have used U.S. Cellular's wireless systems, and by partners for capital distributions.

INVENTORY

Inventory is stated at the lower of cost or market with cost determined using a standard costing basis.

DEPOSIT RECEIVABLE FROM FEDERAL COMMUNICATIONS COMMISSION

The Company is a limited partner and has the controlling financial interest in a limited partnership that was a successful bidder for 17 licenses in 13 markets in the January 2001 Federal Communications Commission ("FCC") spectrum auction. The limited partnership has acquired five of such licenses in four markets for a total of $4.1 million and has deposits with the FCC totaling $56.1 million for the remaining 12 licenses.

Subject to the final outcome of certain legal proceedings, the limited partnership may be forced to relinquish its rights to the remaining 12 licenses. At that time, the limited partnership would receive a refund of its $56.1 million deposit from the FCC for such licenses. As of December 31, 2001, the limited partnership's management considered this to be the most likely outcome, and that the deposit would be refunded during 2002.

NOTES AND INTEREST RECEIVABLE - LONG-TERM

Notes receivable - long-term primarily consists of loans to Kington Management Corporation. The balances were $44.2 million and $37.3 million at December 31, 2001 and 2000, respectively. The terms of the notes range in length from five to fifteen years and bear interest at rates ranging from 6% to 11% per year. The weighted average life of the notes is 9.9 years and the weighted average interest rate is 7.9%. The carrying amount reported in the balance sheet for Notes and interest receivable - long-term approximates the fair value.

DEFERRED CHARGES

Costs of developing new information systems are capitalized and amortized over a five- or seven-year period, starting when each new system is placed in service.

Other deferred charges primarily represent legal and other charges incurred relating to the preparation of the agreements related to the Company's various borrowing instruments, and are amortized over the respective financing periods of each instrument (seven to twenty years).

REVENUE RECOGNITION

Revenues from operations primarily consist of charges for access, airtime, roaming and value added services provided for the Company's retail customers; charges to customers of other systems who use the Company's wireless systems when roaming; charges for long-distance calls made on the Company's systems; and end user equipment and accessory sales. Revenues are recognized as services are rendered. Certain activation and reconnection fees are recognized over average customer service periods. Unbilled revenues, resulting from wireless service provided from the billing cycle date to the end of each month and from other wireless carriers' customers using U.S. Cellular's wireless systems for the last half of each month, are estimated and recorded. Equipment and accessory sales are recognized upon delivery to the customer and reflect charges to customers for equipment purchased.

Effective January 1, 2000, the Company changed its method of accounting for certain activation fees charged to its customers when initiating service through its retail and direct channels and reconnect fees charged to its customers when resuming service after suspension. This accounting change is in compliance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Based upon this guidance, the Company recognizes these fees as revenue ratably over the average customer service periods (ranging from six to forty-eight months). Prior to implementing SAB No. 101, the Company recorded these fees as operating revenues in the period they were charged to the customer. The Company does not defer any of the related direct incremental customer acquisition costs; these costs are charged to expense as incurred. In 2000, the Company recorded a one-time, non-cash earnings reduction of $4.7 million ($.05 per basic or diluted share), net of taxes of $3.2 million and minority interest of $550,000 to reflect the cumulative effect of the accounting change on periods prior to 2000.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising costs totaled $66.0 million, $69.0 million and $64.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

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

Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Both deferred tax assets and liabilities are measured using the current enacted tax rates. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in management's opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

COMPUTATION OF EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Potentially dilutive securities included in diluted earnings per share represent incremental shares issuable upon exercise of outstanding stock options and conversion of debentures.

ASSET IMPAIRMENT

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company evaluates the asset for possible impairment based on an estimate of related undiscounted cash flows over the remaining asset life. If an impairment is identified, a loss is recognized for the difference between the fair value of the asset (less cost to sell) and the carrying value of the asset.

PENSION PLAN

The Company participates in a qualified noncontributory defined contribution pension plan sponsored by TDS. It provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $3.4 million, $3.6 million and $3.6 million in 2001, 2000 and 1999, respectively.

EXTRAORDINARY ITEM

During 2001, U.S. Cellular retired a total of $58.2 million face value ($25.4 million carrying value) of its Liquid Yield Option Notes ("LYONs") for $32.0 million in cash. During 2000, $152.6 million face value ($63.6 million carrying value) of LYONs were retired for $99.4 million in cash. These retirements resulted in an extraordinary loss of $7.0 million, $.08 per basic or $.08 per diluted share in 2001 and $36.9 million, $.43 per basic or $.41 per diluted share in 2000. There were no income tax benefits due to the conversion feature associated with these LYONs.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets" in July 2001. These statements require, among other things, that all future business combinations be accounted for using the purchase method of accounting and prohibits the use of the pooling-of-interest method. For acquisitions completed after July 1, 2001, goodwill will not be amortized. In addition, effective January 1, 2002, previously recorded goodwill and other intangible assets with indefinite lives will no longer be amortized but will be subject to impairment tests.

SFAS No. 142 defines the accounting for intangible assets. The accounting for a recognized intangible asset is based on the useful life to the entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of the intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity.

An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount of that excess.

SFAS No. 142 also defines the accounting for goodwill. Goodwill will be tested for impairment annually. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

The Company will adopt SFAS No. 142 on January 1, 2002, and will no longer amortize cellular license costs and goodwill for equity method investments. Cellular license costs and equity method goodwill totaled $1,298.6 million and $39.6 million, respectively, at December 31, 2001, and amortization for the year ended December 31, 2001, totaled $36.5 million and $726,000, respectively.

In addition, pursuant to SFAS No. 142, the Company is assessing its recorded balances for Cellular license costs for potential impairment. As allowed under the standard, the Company expects to complete its impairment assessment in the first quarter of 2002. Any required impairment charge would be recorded as a cumulative effect of change in accounting as of January 1, 2002. The Company does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is complete a material impairment change will not be recorded.

SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001, and will become effective for the Company beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The Company is currently reviewing the requirements of this new standard and has not yet determined the impact, if any, on the Company's financial position or results of operations.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001, and became effective for the Company January 1, 2002. SFAS No. 144 requires entities to measure long-lived assets at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also revises standards for the reporting of discontinued operations. This statement broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The Company is currently reviewing the requirements of this new standard, but does not expect implementation to have a material impact on its financial position or results of operations.

The Financial Accounting Standards Board ("FASB") issued an exposure draft on November 15, 2001, "Rescission of FASB Statements No. 4, 44 and 64 and Technical Corrections." This proposed Statement would rescind Statement 4 and Statement 64, an amendment of Statement 4, thereby eliminating the requirements that gains and losses from extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. The provisions of this Statement related to the rescission of Statement 4 shall be applied as of the beginning of the fiscal year in which this Statement is issued. The FASB expects to issue the final Statement in the first quarter of 2002. When adopted, the Company would no longer report gains and losses on the retirement of long-term debt as an extraordinary item.


NOTES 2 INCOME TAXES

Income tax provisions charged to net income are summarized as follows:

                                           Year Ended December 31,
(Dollars in thousands)              2001                 2000               1999
--------------------------------------------------------------------------------
Federal income taxes
  Current                     $   88,345          $   132,093         $   67,116
  Deferred                        36,974               20,208            112,463
State income taxes
  Current                         17,009               16,263             14,006
  Deferred                         4,987                3,404             21,667
                              --------------------------------------------------
Total income tax expense      $  147,315          $   171,968         $  215,252
================================================================================

The statutory federal income tax rate is reconciled to the Company's effective income tax rate as follows:

                                            Year Ended December 31,
                                        2001         2000         1999
-----------------------------------------------------------------------
Statutory federal income
  tax rate                              35.0%        35.0%        35.0%
State income taxes,
  net of federal benefit                 4.2          3.1          4.5
Amortization of license
  acquisition costs                      1.1           .7           .6
Effects of minority share of income
  excluded from consolidated
  federal income tax return             (0.9)        (0.6)        (0.3)
Sale of cellular interests                .2          2.2           --
Resolution of prior
  period tax issues                      3.8          1.0          1.0
Other                                     .1           .1           .3
                                       --------------------------------
Effective income tax rate               43.5%        41.5%        41.1%
=======================================================================

U.S. Cellular had current deferred tax assets totaling $1.1 million and $3.0 million at December 31, 2001 and 2000, respectively, resulting primarily from the allowance for customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities are as follows:


                                                 December 31,
(Dollars in thousands)                           2001       2000
----------------------------------------------------------------
Deferred Tax Asset
  Taxes on acquisitions                      $ 34,143   $ 34,143
  Partnership investments                      11,100     27,356
  Net operating loss carryforward              17,139     14,335
                                             -------------------
                                               62,382     75,834
Less valuation allowance                       12,875     12,015
                                             -------------------
Total Deferred Tax Asset                       49,507     63,819
                                             -------------------
Deferred Tax Liability
  Marketable equity securities                 93,226    138,891
  Property, plant and equipment               121,300    101,734
  Licenses                                    116,095    115,770
  Equity investments                           63,650     63,650
  Other                                         9,389      1,549
                                             -------------------
Total Deferred Tax Liability                  403,660    421,594
                                             -------------------
  Net Deferred Income Tax Liability          $354,153   $357,775
================================================================

The Company and certain subsidiaries had $136.3 million of state net operating loss ("NOL") carryforward (generating an $11.7 million deferred tax asset) at December 31, 2001. The NOL carryforward, available to offset future taxable income, is primarily from the individual subsidiaries which generated the loss and expires between 2002 and 2021. A valuation allowance has been provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

U.S. Cellular has certain subsidiaries which are not included in the federal consolidated income tax return, but file separate tax returns. These subsidiaries had a federal NOL carryforward (generating a $5.4 million deferred tax asset) available to offset future taxable income aggregating approximately $15.9 million at December 31, 2001 which expires between 2003 and 2021.

The financial reporting basis of the marketable equity securities was greater than the tax basis at the date of acquisition, generating $93.2 million of deferred tax liability.

NOTE 3 EARNINGS PER SHARE

The amounts used in computing Earnings per Common and Series A Common Shares and the effect on income and the weighted average number of Common and Series A Common Shares of dilutive potential common stock are as follows:

                                         Year Ended December 31,
(Dollars and shares in thousands)     2001         2000         1999
--------------------------------------------------------------------
Income used in Basic
  Earnings per Share             $ 180,832    $ 234,438    $ 300,758
Extraordinary item                  (6,956)     (36,870)          --
Cumulative effect of
  accounting change                     --       (4,661)          --
                                 -----------------------------------
                                 $ 173,876    $ 192,907    $ 300,758
                                 ===================================
Income used in Basic
  Earnings per Share             $ 180,832    $ 234,438    $ 300,758
Interest expense eliminated
  as a result of the pro forma
  conversion of Convertible
  Debentures, net of tax             5,507        9,096       10,053
                                 -----------------------------------
Income used in Diluted
  Earnings per Share               186,339      243,534      310,811
Extraordinary item                  (6,956)     (36,870)          --
Cumulative effect of
  accounting change                     --       (4,661)          --
                                 -----------------------------------
                                 $ 179,383    $ 202,003    $ 310,811
====================================================================
Weighted Average
  Number of Common
  Shares used in Basic
  Earnings per Share                86,200       86,355       87,478
Effect of Dilutive Securities:
  Stock options and stock
    appreciation rights                233          377          347
  Conversion of
    convertible debentures           3,544        4,142        7,054
                                 -----------------------------------
Weighted Average
  Number of Common
  Shares used in Diluted
  Earnings per Share                89,977       90,874       94,879
====================================================================

                                                         Year Ended December 31,
                                                       2001              2000              1999
-----------------------------------------------------------------------------------------------
Basic Earnings per Share
  Continuing Operations
    Excluding Gains                                $   2.10          $   2.12          $   1.61
    Gains                                                --               .59              1.83
                                                   --------------------------------------------
                                                       2.10              2.71              3.44
  Extraordinary item-loss on
    extinguishment of debt                             (.08)             (.43)               --
  Cumulative effect of
    accounting change                                    --              (.05)               --
                                                   --------------------------------------------
                                                   $   2.02          $   2.23          $   3.44
                                                   --------------------------------------------
Diluted Earnings per Share
  Continuing Operations
    Excluding Gains                                $   2.07          $   2.12          $   1.59
    Gains                                                --               .56              1.69
                                                   --------------------------------------------
                                                       2.07              2.68              3.28
  Extraordinary item-loss on
    extinguishment of debt                             (.08)             (.41)               --
  Cumulative effect of
    accounting change                                    --              (.05)               --
                                                   --------------------------------------------
                                                   $   1.99          $   2.22          $   3.28
===============================================================================================

NOTE 4 INVESTMENT IN LICENSES

A schedule of cellular license cost activity follows:

                                                           Year Ended December 31,
                                                  2001                 2000                1999
-----------------------------------------------------------------------------------------------
Balance, beginning of year                 $ 1,224,430          $ 1,169,276         $ 1,213,601
  Additions                                    165,678               92,772              22,567
  Amortization                                 (36,490)             (33,840)            (33,934)
  Sales                                             --               (9,234)            (41,274)
  Deposit receivable from FCC                  (56,060)                                      --
  Other changes                                  1,065                5,456               8,316
                                          -----------------------------------------------------
Balance, end of year                       $ 1,298,623          $ 1,224,430         $ 1,169,276
===============================================================================================

Investment in licenses consists of the costs incurred in acquiring FCC licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in wireless entities that own licenses and all direct and incremental costs relating to acquiring the licenses. These costs are capitalized and amortized through charges to expense over 40 years upon commencement of operations. Costs applicable to unsuccessful license applications are charged to expense. Beginning January 1, 2002, upon implementation of SFAS No. 142, the Company expects to cease the amortization of license costs.

NOTE 5 MARKETABLE EQUITY SECURITIES

Information regarding the Company's marketable equity securities is summarized as follows:

                                                        December 31,
(Dollars in thousands)                                2001            2000
--------------------------------------------------------------------------
Vodafone AirTouch plc
  10,245,370 American Depository
  Receipts ("ADRs")                              $ 263,102       $ 366,913
Rural Cellular Corporation
  370,882 Common Shares                              8,252          10,987
Other                                                1,036              --
                                                 -------------------------
Aggregate Fair Value                               272,390         377,900
Historical Cost                                    405,061         405,061
                                                 -------------------------
Gross Unrealized Holding (Losses)                 (132,671)        (27,161)
Tax Effect                                         (53,674)        (10,865)
                                                 -------------------------
Net Unrealized Holding (Losses)                  $ (78,997)      $ (16,296)
==========================================================================

NOTE 6 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

                                                           December 31,
(Dollars in thousands)                                    2001         2000
---------------------------------------------------------------------------
Equity method investments:
  Capital contributions, loans and advances         $   16,937   $   20,943
  Goodwill, net of amortization                         24,563       25,124
  Cumulative share of income                           277,342      235,460
  Cumulative share of distributions                   (171,031)    (158,132)
                                                     ----------------------
                                                       147,811      123,395
Cost method investments:
  Capital contributions,
    net of partnership distributions                     1,513        2,837
  Goodwill, net of amortization                         10,130       11,242
                                                     ----------------------
                                                        11,643       14,079
                                                     ----------------------
Total investments in unconsolidated entities        $  159,454   $  137,474
===========================================================================

As of December 31, 2001, U.S. Cellular followed the equity method of accounting for minority interests in 28 markets where the Company's ownership interest is 3% or greater. This method recognizes, on a current basis, U.S. Cellular's proportionate share of the income and losses accruing to it under the terms of the respective partnership and shareholder agreements. Income and losses from the entities are reflected in the Consolidated Statements of Income on a pretax basis as Investment income. Investment income totaled $41.9 million, $43.7 million and $30.4 million in 2001, 2000 and 1999, respectively. As of December 31, 2001, U.S. Cellular followed the cost method of accounting for its investments in six markets where the Company's ownership interest is less than 3%.

Investments in unconsolidated entities include goodwill. In 2001 and 2000, goodwill related to investments for which the Company follows the equity method of accounting was being amortized over 40 years. The Company will adopt SFAS No. 142 on January 1, 2002, and will no longer amortize its goodwill related to equity method investments. Amortization expense amounted to $726,000, $1.4 million and $1.2 million in 2001, 2000 and 1999, respectively.

The Company's most significant investments in unconsolidated entities consist of the following:

                                                       Percentage Ownership
December 31,                                            2001          2000
---------------------------------------------------------------------------
Cellular investments
  Los Angeles SMSA Limited Partnership                  5.5%          5.5%
  Raleigh-Durham MSA Limited Partnership                8.0%          8.0%
  Midwest Wireless Communications, LLC                 15.7%         15.7%
  North Carolina RSA 1 Partnership                     50.0%         50.0%
  Oklahoma City SMSA Limited Partnership               14.6%         14.6%
===========================================================================

Based primarily on data furnished to the Company by third parties, the following summarizes the unaudited combined assets, liabilities and equity, and the unaudited combined results of operations of the wireless entities in which U.S. Cellular's investments are accounted for by the equity method:

                                                    December 31,
(Unaudited, dollars in thousands)                   2001               2000
---------------------------------------------------------------------------
Assets
  Current                                     $  248,467         $  274,695
  Due from affiliates                            371,133              7,238
  Property and other                           1,380,293          1,148,569
                                              -----------------------------
                                              $1,999,893         $1,430,502
===========================================================================
Liabilities and Equity
  Current liabilities                            206,940            239,098
  Due to affiliates                               23,637             10,214
  Deferred credits                               118,773              3,740
  Long-term debt                                  24,631                813
  Partners' capital and
    shareholders' equity                       1,625,912          1,176,637
                                              -----------------------------
                                              $1,999,893         $1,430,502
===========================================================================

                                              Year Ended December 31,
(Unaudited, dollars in thousands)         2001           2000           1999
-----------------------------------------------------------------------------
Results of Operations
  Revenues                         $ 2,085,900    $ 1,769,203    $ 1,557,943
  Operating expenses                 1,490,310      1,254,864      1,222,491
                                   ------------------------------------------
  Operating income                     595,590        514,339        335,452
  Other (expense), net                  (7,362)       (16,692)        (6,589)
                                   ------------------------------------------
  Net income                       $   588,228    $   497,647    $   328,863
=============================================================================

NOTE 7 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at the original cost of construction including capitalized costs of certain taxes and payroll-related expenses. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The provision for depreciation as a percentage of depreciable property, plant and equipment was 12.3%, 12.6% and 12.9% in 2001, 2000 and 1999, respectively.

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

Property, plant and equipment in service and under construction consists of:

                                                 December 31,
(Dollars in thousands)                           2001         2000
------------------------------------------------------------------
Cell site-related equipment (4-25 yrs)     $1,274,315   $1,041,670
Land, buildings and leasehold
  improvements (0-20 yrs)                     370,732      305,617
Switching-related equipment (3-8 yrs)         251,706      201,202
Office furniture and equipment (3-5 yrs)      132,305      114,399
Other operating equipment (10 yrs)             86,796       71,159
Work in process                               137,162       67,330
                                           -----------------------
                                           $2,253,016   $1,801,377
==================================================================


NOTE 8 SUPPLEMENTAL CASH FLOW DISCLOSURES

U.S. Cellular acquired certain cellular licenses and other cellular interests during 2001, 2000 and 1999. In conjunction with these acquisitions, the following assets were acquired, liabilities assumed and Common Shares issued:

                                     Year Ended December 31,
(Dollars in thousands)              2001       2000        1999
---------------------------------------------------------------
Property, plant
  and equipment, net            $ 13,443   $     --    $  3,444
Wireless licenses                165,678     17,711      22,567
Increase (Decrease) in
  investment in
  unconsolidated entities          1,701     63,054        (546)
Decrease in note receivable           --    (10,000)         --
Long-term debt                        --    (13,000)         --
Accounts receivable                   --         --       1,762
Accounts payable                      --         --        (637)
Other assets and liabilities,
  excluding cash acquired          5,447      2,637       3,251

Common Shares issued
  and issuable                        --     (2,833)         --
                                -------------------------------
Decrease in cash due
  to acquisitions               $186,269   $ 57,569    $ 29,841
===============================================================

Following are supplemental cash flow disclosures regarding interest and income taxes paid and certain noncash transactions:

                                                   Year Ended December 31,
(Dollars in thousands)                               2001       2000       1999
-------------------------------------------------------------------------------
Interest paid                                    $ 24,592   $ 19,440   $ 20,150
Income taxes paid                                 129,430    108,800     90,307
Noncash interest expense                           10,176     16,448     17,132
Net change to equity for
  conversion of LYONs                            $ 29,642   $ 62,560   $  2,096
===============================================================================


NOTE 9 ACQUISITIONS AND DIVESTITURES

As part of its development strategy in 2001 and 2000, U.S. Cellular acquired wireless interests for cash, promissory notes and U.S. Cellular Common Shares. U.S. Cellular also divested wireless interests for cash.

COMPLETED ACQUISITIONS

During 2001, U.S. Cellular, on its own behalf and through joint ventures, acquired majority interests in licenses in one cellular market and 26 PCS markets, representing a total population of 6.8 million, for $182.3 million in cash. The interests the Company acquired through joint ventures are 100% owned by the joint ventures, and the Company is considered to have the controlling financial interest in these joint ventures for financial reporting purposes.

During 2000, U.S. Cellular completed the acquisition of majority interests in two cellular markets and several minority interests in other cellular markets, representing approximately 387,000 pops, for consideration totaling $86.5 million as shown in the following table:


(Dollars in millions)
-----------------------------------------------------------
Consideration
Increase in Long-term Debt, Accounts Payable        $  15.6
Repayment of Note Receivable                           10.4
Common Shares Issued                                    2.9
Cash                                                   57.6
                                                    -------
         Total                                      $  86.5
===========================================================

Of the $15.6 million increase in long-term debt/accounts payable, $13.0 million is reported on the balance sheet as Long-term debt - other. This debt has a term of ten years and bears interest at 9% per year, with interest payable annually. The carrying value and estimated fair value of the Company's Long-term debt - other were $13.0 million and $14.3 million at December 31, 2001, and were $13.0 million and $14.1 million at December 31, 2000. The fair values were estimated using discounted cash flow analysis.

COMPLETED DIVESTITURES

The gains recorded in 2000 and 1999 reflect the sales and other transactions related to non-strategic cellular and certain other investments. In 2000, U.S. Cellular sold its majority interest in one market and minority interests in two other markets. In 1999, U.S. Cellular recognized a $259.5 million gain as a result of the AirTouch Communications Inc. ("AirTouch") merger with Vodafone Group plc and from the divestitures of minority interests in three cellular markets. U.S. Cellular recognized a gain on the difference between the historical basis of its investment in AirTouch common shares and the value of the Vodafone AirTouch plc ("VOD") ADRs plus cash received from the merger. In addition to the VOD ADRs received in 1999, these transactions generated net cash proceeds of $73.0 million and $96.0 million in 2000 and 1999, respectively.

PENDING ACQUISITIONS

As of December 31, 2001, U.S. Cellular had entered into agreements, through joint ventures, to acquire interests in PCS licenses in three markets. These interests represent a total population of 911,000 and will be acquired in exchange for $18 million in cash. Two of the three markets are adjacent to those in which the Company already provides cellular service, and the Company currently owns a PCS license in the third market through a joint venture. The Company expects each of the pending transactions to be completed during the first half of 2002.


NOTE 10 REVOLVING CREDIT FACILITY

U.S. Cellular has a $500 million revolving credit facility with a group of banks ("Revolving Credit Facility"). At December 31, 2001, $236 million was unused.

The terms of the Revolving Credit Facility provide for borrowings with interest at the London InterBank Offered Rate ("LIBOR") plus a margin percentage based on the Company's credit rating. At December 31, 2001, the margin percentage was
19.5 basis points (for a rate of 2.1%). Interest and principal are due the last day of the borrowing period, as selected by U.S. Cellular, of either seven days or one, two, three or six months. U.S. Cellular pays facility and administration fees at an aggregate annual rate of 0.142% of the total $500 million facility. These payments totaled $698,000, $710,000 and $710,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The Revolving Credit Facility expires in August 2004.


NOTE 11 6% ZERO COUPON CONVERTIBLE DEBENTURES

The Company sold $745 million principal amount at maturity of zero coupon 6% yield to maturity convertible debt due in 2015. This 20-year fixed rate debt, in the form of Liquid Yield Option Notes ("LYONs"), is subordinated to all other liabilities of the Company legally or effectively.

Each LYON is convertible at the option of the holder at any time at a conversion rate of 9.475 U.S. Cellular Common Shares per $1,000 of LYONs. Upon conversion, U.S. Cellular may elect to deliver its Common Shares or cash equal to the market value of the Common Shares. In 2001, conversions of LYONs totaled $126.2 million face value ($55.1 million carrying value). The Company paid $32.0 million in cash and issued 644,000 Common Shares to satisfy these conversions. In 2000, conversions and repurchases of LYONs totaled $302.0 million face value ($126.2 million carrying value). The Company paid $99.4 million cash and issued 1.4 million Common Shares to satisfy these conversions and repurchases.

U.S. Cellular may redeem the LYONs for cash at the issue price plus accrued original issue discount through the date of redemption. Holders have the right to exercise their conversion option prior to the redemption date. The shares converted for cash in 2001 and 2000 resulted in an extraordinary loss. See Note 1 for a description of the transactions that resulted in an extraordinary loss.

The carrying value and estimated fair value of U.S. Cellular's 6% zero coupon convertible debentures were $140.2 million and $143.3 million at December 31, 2001 and $185.8 million and $418.4 million at December 31, 2000, respectively. The fair values were estimated using discounted cash flow analysis.


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

The carrying value and estimated fair value of the Company's 7.25% unsecured notes were $250.0 million and $256.6 million at December 31, 2001 and $250.0 million and $245.6 million at December 31, 2000, respectively. The fair values were estimated using discounted cash flow analysis.

NOTE 13 COMMON SHAREHOLDER'S EQUITY

COMMON STOCK

EMPLOYEE BENEFIT PLANS. The following table summarizes Common Shares issued, including reissued Treasury Shares, for the employee benefit plans described as follows:

                                       Year Ended December 31,
                                      2001        2000        1999
------------------------------------------------------------------
Tax-Deferred Savings Plan          106,899      36,702      49,770
Employee stock options,
  stock appreciation rights
  and awards                       449,634     180,464     241,693
Employee Stock Purchase
  Plan                              22,155      19,874       6,997
                                   -------------------------------
                                   578,688     237,040     298,460
==================================================================

TAX-DEFERRED SAVINGS PLAN

U.S. Cellular has reserved 94,752 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in U.S. Cellular Common Shares, TDS Common Shares, or seven nonaffiliated funds.

STOCK-BASED COMPENSATION PLANS

U.S. Cellular accounts for stock options, stock appreciation rights ("SARs") and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25. No compensation costs have been recognized for the stock option and employee stock purchase plans. Compensation expense for SARs, measured on the difference between the SAR prices and the year-end market price of the Common Shares, aggregated $(141,000) (a reduction of expense) and $1.0 million in 2000 and 1999, respectively. Had compensation cost for all plans been determined consistent with SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's net income and earnings per Common Share would have been reduced to the following pro forma amounts:


(Dollars in thousands,             Year Ended December 31,
except per share amounts)        2001         2000         1999
------------------------------------------------------------------
Net Income:
    As Reported            $  173,876   $  192,907   $  300,758
    Pro Forma                 172,130      191,925      298,941

Basic Earnings
  Per Common Share:
    As Reported                  2.02         2.23         3.44
    Pro Forma                    2.00         2.22         3.42

Diluted Earnings
  Per Common Share:
    As Reported                  1.99         2.22         3.28
    Pro Forma              $     1.95      $  2.21   $     3.26
==================================================================

A summary of the status of the Company's stock option plans at December 31, 2001, 2000 and 1999 and changes during the years then ended is presented in the table and narrative as follows:

                                Weighted         Weighted       Weighted
                                  Number          Average        Average
                               of Shares     Option Price    Fair Values
-------------------------------------------------------------------------
Stock Options
Outstanding
  December 31, 1998
  (317,611 exercisable)          782,652        $   22.21
    Granted                      291,004        $   32.64      $   23.45
    Exercised                   (378,871)       $   21.87
    Canceled                     (22,171)       $   25.23
                                --------
Outstanding
  December 31, 1999
  (106,104 exercisable)          672,614        $   24.79
    Granted                      214,056        $   44.71      $   32.80
    Exercised                   (232,987)       $   16.98
    Canceled                     (51,287)       $   22.77
                                --------
Outstanding
  December 31, 2000
  (127,012 exercisable)          602,396        $   35.15
    Granted                      564,102        $   48.51      $   33.65
    Exercised                    (88,331)       $   22.25
    Canceled                     (59,345)       $   37.86
                                --------
Outstanding
  December 31, 2001
  (199,875 exercisable)        1,018,822        $   43.76
=========================================================================

U.S. Cellular has established Stock Option plans that provide for the grant of stock options to officers and employees and has reserved 1,232,051 Common Shares for options granted and to be granted to key employees. The options under the 1998 plan are exercisable from the date of vesting through May 14, 2002 to November 8, 2011, or 30 days following the date of the employee's termination of employment, if earlier. Under the 1998 Stock Option Plan, 168,209 stock options were exercisable at December 31, 2001, have exercise prices between $24.48 and $73.31 with a weighted average exercise price of $39.98 per share, and a weighted average remaining contractual life of 6.3 years. The remaining 695,539 options, which are not exercisable, have exercise prices between $25.25 and $73.31 with a weighted average exercise price of $54.43 and a weighted average remaining contractual life of 8.9 years. These stock option amounts do not include amounts related to restricted stock awards. At December 31, 2001, 31,666 of these options were exercisable and 123,408 were not exercisable. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001 and 2000, respectively: risk-free interest rates of 5.0% and 5.1%; expected dividend yields of zero for both years; expected lives of 8.2 years and 7.6 years; and expected volatility of 31.7% and 34.5%.

Stock Appreciation Rights allow the grantee to receive an amount in Common Shares or cash, or a combination thereof, equivalent to the difference between the exercise price and the fair market value of the Common Shares on the exercise date. At December 31, 2001 and 2000, there were no SARs outstanding. During 1999, 3,800 Common Share SARs were exercised. During 2000, 9,600 Series A Common Share SARs were exercised. There were no SARs granted in 2001, 2000 or 1999.

EMPLOYEE STOCK PURCHASE PLAN

U.S. Cellular had 60,825 Common Shares reserved under the 1999 Employee Stock Purchase Plan ("1999 ESPP"). The 1999 ESPP became effective July 1, 1999, and provides for eligible employees of the Company and its subsidiaries to purchase a limited number of USM Common Shares on a quarterly basis. The per share cost to each participant is at 85% of the market value of the Common Shares as of the end of the corresponding quarter.

SERIES A COMMON SHARES

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2001, all of U.S. Cellular's outstanding Series A Common Shares were held by TDS.

COMMON SHARE REPURCHASE PROGRAM

In 2000, the Company authorized the repurchase of up to 4.2 million USM Common Shares through three separate 1.4 million share programs. The Company may use repurchased shares to fund acquisitions and for other corporate purposes.

In 2001, the Company paid $29.9 million to repurchase 643,100 of its Common Shares. The Company reissued 818,000 Common Shares to satisfy retirements of convertible debt securities and pursuant to certain employee benefit plans.

In 2000, the Company paid $234.8 million to repurchase 3.5 million of its Common Shares. The Company reissued 1.3 million Common Shares, primarily to satisfy retirements of convertible debt securities.

ACCUMULATED OTHER COMPREHENSIVE (LOSS)

The cumulative balance of unrealized (losses) gains on securities and related income tax effects included in accumulated other comprehensive (loss) are as follows:

                                                 Year Ended December 31,
(Dollars in thousands)                                2001         2000
-------------------------------------------------------------------------------
Balance, beginning of period                     $ (16,296)   $  81,391
Other Comprehensive (Loss)
  Unrealized (losses) on securities               (105,510)    (162,811)
  Income tax effect                                 42,809       65,124
                                                 -----------------------
  Net unrealized (losses) on securities            (62,701)     (97,687)
                                                 -----------------------
Balance, end of period                           $ (78,997)   $ (16,296)
===============================================================================


NOTE 14 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in the accompanying financial statements on a basis which is representative of what they would have been if U.S. Cellular operated on a stand-alone basis. Billings to U.S. Cellular from TDS totaled $55.7 million, $49.1 million and $47.5 million in 2001, 2000 and 1999, respectively.

U.S. Cellular has a Cash Management Agreement with TDS under which U.S. Cellular may from time to time deposit its excess cash with TDS for investment under TDS's cash management program. Deposits made under the agreement are available to U.S. Cellular on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. Interest income from such deposits was $1.5 million, $11.3 million and $5.6 million in 2001, 2000 and 1999, respectively.

NOTE 15 COMMITMENTS AND CONTINGENCIES

CONSTRUCTION AND EXPANSION

The Company's anticipated capital expenditures requirements for 2002 primarily reflect its plans for construction, system expansion and the execution of its plans to migrate to a single digital equipment platform. The Company's construction and system expansion budget for 2002 is $620 million to $640 million. These expenditures will primarily address the following needs: expand and enhance the Company's coverage in its service areas; add digital service capabilities to its systems, including the initial steps toward migration to a single digital equipment platform; satisfy certain regulatory requirements for specific services such as enhanced 911 and wireless number portability; and enhance the Company's office systems.

From time to time U.S. Cellular may acquire attractive markets to maximize its clustering strategy. See Note 9 - Acquisitions and Divestitures for a discussion of pending acquisitions and divestitures.

LEASE COMMITMENTS

U.S. Cellular and certain of its majority-owned partnerships and subsidiaries lease certain office and cell site locations under operating leases. Future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2001 are as follows:

                                       Minimum
(Dollars in thousands)             Future Rentals
-------------------------------------------------
2002                                 $  43,620
2003                                    38,579
2004                                    34,997
2005                                    31,766
2006                                    26,707
Thereafter                           $ 123,829
=================================================

Rent expense totaled $35.4 million, $32.8 million and $27.8 million in 2001, 2000 and 1999, respectively.

LEGAL PROCEEDINGS

The Company is involved in legal proceedings before the Federal Communications Commission and various state and federal courts from time to time. Management does not believe that any of such proceedings should have a material adverse impact on the financial position, results of operations or cash flows of the Company.

OTHER COMMITMENTS

U.S. Cellular is a limited partner in a joint venture that was a successful bidder for 17 licenses in 13 markets in the January 2001 FCC spectrum auction. The cost for the 17 licenses totaled $283.9 million. Although legally the general partner controls the joint venture, the Company has included the joint venture in its consolidated financial statements because the Company is considered to have controlling financial interest for financial reporting purposes. The joint venture has acquired five of such licenses in four markets for a total of $4.1 million and has deposits with the FCC totaling $56.1 million for the remaining licenses (classified as a current asset at December 31, 2001). Subject to the final outcome of the proceedings discussed below, the joint venture's portion of the funding could possibly aggregate up to an additional $223.7 million to fund the acquisition of the remaining licenses. In addition, the Company has agreed to loan the general partner up to $20 million that could be used by the general partner to fund its investment in the licenses.

With respect to the remaining 12 licenses in nine markets, such licenses had been reauctioned by the FCC after defaults by winning bidders in a prior auction and were made subject by the FCC to the final outcome of certain legal proceedings initiated by the prior winning bidders. Following the reauction, one of the prior winning bidders obtained a court ruling that the FCC's actions were illegal. In an effort to resolve this matter, on November 15, 2001, the joint venture and other bidders in the reauction entered into a settlement agreement with the prior winning bidder and the FCC. However, the settlement agreement terminated due to the failure to satisfy a condition to obtain certain Congressional action by December 31, 2001. The U.S. Supreme Court has agreed to review this matter. In the event the prior winning bidder is successful in this litigation, the joint venture would receive a refund of its deposit of $56.1 million made to the FCC for such 12 licenses. The joint venture's financial requirements would then be limited to the five licenses in four markets that it acquired in 2001. If the FCC is successful in this litigation or the matter is otherwise resolved in a manner that will permit the joint venture to acquire the remaining licenses, the joint venture would be required to pay the FCC the balance of the auction price for such licenses. The joint venture would then have significant financial requirements to build out such markets. The exact nature of the Company's financial commitment going forward will be determined as the joint venture develops its long-term business and financing plans.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF UNITED STATES CELLULAR
CORPORATION:

We have audited the accompanying consolidated balance sheets of United States Cellular Corporation (a Delaware corporation and an 82.2%-owned subsidiary of Telephone and Data Systems, Inc.) and Subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United States Cellular Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 of Notes to Consolidated Financial Statements, effective January 1, 2000, the Company changed certain of its accounting principles for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements."

/s/ Arthur Andersen LLP

Chicago, Illinois
January 25, 2002


------------------------------------------------------------------------------------------------------
                      CONSOLIDATED QUARTERLY INCOME INFORMATION (UNAUDITED)
------------------------------------------------------------------------------------------------------


(Dollars in thousands,                                                  QUARTER ENDED
except per share amounts)                             MARCH 31      JUNE 30     SEPT. 30      DEC. 31
------------------------------------------------------------------------------------------------------
2001
Revenues                                             $ 439,769    $ 475,289    $ 501,024    $ 478,748
Operating Income                                        58,483       93,626       92,677       72,426
Net Income                                              30,388       57,369       53,127       32,992
  From Operations                                    $  30,388    $  57,369    $  53,127    $  32,992
Weighted Average Common and
  Series A Common Shares (000s)                         85,989       86,311       86,394       86,106
Basic Earnings Per Common and Series A
  Common Share                                       $     .35    $     .66    $     .61    $     .38
Diluted Earnings Per Common and Series A
  Common Share                                             .35          .65          .60          .38
    From Operations                                        .39          .67          .62          .38
    From Extraordinary Item                          $    (.04)   $    (.02)        (.02)          --

2000
Revenues                                             $ 394,157    $ 432,995    $ 451,441    $ 438,047
Operating Income                                        60,649       93,945       92,546       45,173
Gain on Cellular and Other Investments                  17,851           --       78,224           --
Net Income                                              42,179       50,079       70,574       30,075
    From Operations                                     30,897       50,079       31,507       30,075
    From Gains                                       $  11,282    $      --    $  39,067    $      --

Weighted Average Common and
  Series A Common Shares (000s)                         87,599       86,277       85,685       85,861

Basic Earnings Per Common and Series A
  Common Share                                       $     .48    $     .58    $     .82    $     .35

Diluted Earnings Per Common and Series A
  Common Share                                             .47          .56          .80          .35
    From Operations                                        .40          .63          .63          .44
    From Gains                                             .12           --          .43           --
    From Extraordinary Item                                 --         (.07)        (.26)        (.09)
    From Cumulative Effect of Accounting Change      $    (.05)   $      --    $    --      $      --
======================================================================================================

NET INCOME FOR 2000 INCLUDED SIGNIFICANT GAINS FROM CELLULAR AND OTHER INVESTMENTS. THE TABLE ABOVE SUMMARIZES THE EFFECT OF THE GAINS ON NET INCOME AND DILUTED EARNINGS PER COMMON AND SERIES A COMMON SHARE.

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


----------------------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL DATA
----------------------------------------------------------------------------------------------------------------------

                                                                    YEAR ENDED OR AT DECEMBER 31,
(Dollars in thousands, except per share amounts)     2001           2000            1999           1998           1997
----------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Service Revenues                              $ 1,826,385    $ 1,653,922     $ 1,525,660    $ 1,276,522    $   969,149
Operating Income                                  317,212        292,313         255,842        176,075        129,543
Investment income, net of related
  amortization expense                             41,208         42,362          29,188         41,412         75,037
Gain on sale of cellular and
  other investments                                  --           96,075         266,744        215,154         30,318
Income Before Income Taxes                        338,293        414,035         523,158        394,152        207,785
Net Income                                    $   173,876    $   192,907     $   300,758    $   216,947    $   111,539
Weighted Average Common and
  Series A Common Shares (000s)                    86,200         86,355          87,478         87,323         86,346
Basic Earnings Per Common and
  Series A Common Share                       $      2.02    $      2.23     $      3.44    $      2.48    $      1.29
Diluted Earnings Per Common and
  Series A Common Share                       $      1.99    $      2.22     $      3.28    $      2.39    $      1.29
Pretax Profit on Service Revenues                    18.5%          25.0%           34.3%          30.9%          21.4%
Operating Cash Flow Interest Coverage                24.7x          27.7x           23.2x          16.2x          18.5x
Pretax Interest Coverage Before Gains                10.3x           8.3x            7.5x           5.3x           6.6x
Effective Income Tax Rate                            43.5%          41.5%           41.1%          43.4%          40.4%

BALANCE SHEET DATA
Working Capital                               $  (173,183)        11,036     $   221,804    $   (15,468)   $   (28,872)
Property, Plant and Equipment, net              1,419,341      1,145,623       1,071,005      1,010,843        940,253
Investments
  Licenses, net of accumulated amortization     1,298,623      1,224,430       1,156,175      1,200,653      1,079,080
  Marketable equity securities                    272,390        377,900         540,711        300,754           --
  Unconsolidated entities, net of
    accumulated amortization                      159,454        137,474         124,573        136,391        200,654
Total Assets                                    3,725,014      3,467,034       3,500,095      3,047,636      2,508,916
6% Zero Coupon Convertible Debentures             140,156        185,817         296,322        281,487        265,330
7.25% Unsecured Notes                             250,000        250,000         250,000        250,000        250,000
Other Long-Term Financing                          13,000         13,000            --             --             --
Common Shareholders' Equity                   $ 2,335,669    $ 2,214,571     $ 2,274,641    $ 1,950,230    $ 1,629,320
Current Ratio                                        0.70           1.03            1.98            .94            .86
Return on Equity                                      8.0%          10.4%           14.2%          12.1%          7.2%
======================================================================================================================

--------------------------------------------------------------------------------
UNITED STATES CELLULAR STOCK AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------
The Company's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of February 28, 2002, the Company's Common Shares were held by 484 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

The high and low sales prices of the Common Shares as reported by the American Stock Exchange were as follows:

                   2001 Common Shares      2000 Common Shares
Calendar Period       High       Low         High        Low
-------------------------------------------------------------
First Quarter     $  68.57   $  54.40    $  104.00   $  52.94
Second Quarter       67.65      55.35        72.50      56.00
Third Quarter        60.10      47.60        78.00      60.75
Fourth Quarter       49.15      40.70        70.87      50.34

The Company has not paid any cash dividends and currently intends to retain all earnings for use in the Company's business.