Form 10-K/A, Exhibit 13
period 2003-12-31
UNITED STATES CELLULAR CORP
filed 2004-05-14
CIK 821130

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

INCORPORATED PORTIONS OF THE UNITED STATES CELLULAR CORPORATION'S
2003 ANNUAL REPORT TO SECURITY HOLDERS

Selected Consolidated Financial Data

Year Ended or at December 31,	2003 (as restated)(a)	2002 (as restated)(a)	2001	2000	1999
	(Dollars in thousands, except per share amounts)
Operating Data
Service Revenues	$2,423,789	$2,098,893	$1,826,385	$1,653,922	$1,525,660
Operating Income	118,983	281,166	317,212	292,313	255,842
Investment income	52,063	42,068	41,934	43,727	30,374
Gain (Loss) on marketable equity securities and other investments	(5,200)	(295,454)	—	96,075	266,744
Income (Loss) Before Income Taxes and Minority Interest	106,150	(12,388)	331,337	377,165	523,158
Income (Loss) Before Cumulative Effect of Accounting Change	57,006	(18,385)	173,876	197,568	300,758
Cumulative Effect of Accounting Change, net of tax	(14,346)	(8,560)	—	(4,661)	—
Net Income (Loss)	$42,660	$(26,945)	$173,876	$192,907	$300,758
Basic Weighted Average Shares Outstanding (000s)	86,136	86,086	86,200	86,355	87,478
Basic Earnings per Share from:
Income (Loss) Before Cumulative Effect of Accounting Change	0.67	(0.22)	2.02	2.28	3.44
Cumulative Effect of Accounting Change	(0.17)	(0.09)	—	(0.05)	—

Net Income (Loss)	$0.50	$(0.31)	$2.02	$2.23	$3.44
Diluted Earnings per Share from:
Income (Loss) Before Cumulative Effect of Accounting Change	0.66	(0.22)	1.99	2.27	3.28
Cumulative Effect of Accounting Change	(0.17)	(0.09)	—	(0.05)	—

Net Income (Loss)	$0.49	$(0.31)	$1.99	$2.22	$3.28
Pro Forma(b)
Net Income (Loss)	$57,006	$(30,047)	$171,481	$190,837	$298,959
Basic Earnings (Loss) per Share	0.67	(0.34)	1.99	2.21	3.42
Diluted Earnings (Loss) per Share	$0.66	$(0.34)	$1.97	$2.20	$3.26
Balance Sheet Data
Property, Plant and Equipment, net	$2,173,884	$2,033,791	$1,419,341	$1,145,623	$1,071,005
Investments—
Licenses	1,189,326	1,247,197	858,791	857,607	822,554
Goodwill	430,256	504,744	473,975	400,966	380,866
Marketable equity securities	260,188	185,961	272,390	377,900	540,711
Unconsolidated entities	170,569	161,451	159,454	137,474	111,471
Total Assets	4,945,747	4,769,597	3,759,157	3,501,177	3,534,239
Long-term Debt (excluding current portion)	1,144,344	806,460	403,156	448,817	546,322
Common Shareholders' Equity	$2,465,403	$2,402,377	$2,335,669	$2,214,571	$2,274,641
Current Ratio(c)	0.73	0.46	0.70	1.03	1.98
Return on Equity(d)	2.3%	(0.8)%	7.6%	8.8%	14.2%

Results from previous years have been restated to conform to current period presentation.

(a)
Certain amounts have been restated to reflect changes to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," as discussed in the Restatement Section of Note 1 to the consolidated financial statements.

(b)
Pro forma amounts reflect the effect of the retroactive application of the change in accounting principle for the adoption of SFAS No. 143 "Accounting for Asset Retirement Obligations" in 2003.

(c)
Current Ratio is calculated by dividing Current Assets by Current Liabilities. These amounts are taken directly from the consolidated balance sheets.

(d)
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

        The following discussion and analysis should be read in conjunction with U.S. Cellular audited consolidated financial statements and footnotes included herein and the description of U.S. Cellular's business included in Item 1 of U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2003, as amended.

        U.S. Cellular has restated certain portions of its management's discussion and analysis of results of operations and financial condition included in its Annual Report on Form 10-K for the year ended December 31, 2003 that was originally filed on March 12, 2004. The restatement of U.S. Cellular's 2003 and 2002 financial statements relates to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," which was adopted on January 1, 2002. Prior to January 1, 2002, U.S. Cellular allocated the excess of purchase price over tangible assets and liabilities acquired to investment in licenses and goodwill. At that time, the accounting treatment for U.S. Cellular's investment in licenses and goodwill was the same for book purposes, with both asset classes amortized over an expected life of 40 years. However, no deferred taxes were provided on the amounts allocated to goodwill.

        Based upon a subsequent review of goodwill, U.S. Cellular has restated the allocation of $138.9 million of purchase price recorded as goodwill to investment in licenses as of January 1, 2002, the date of the adoption of SFAS No. 142. In connection with this restatement, an additional deferred tax liability of $90.7 million was recorded as of January 1, 2002. The additional deferred tax liability recorded in conjunction with this restatement increased the carrying value of U.S. Cellular's investment in licenses by a corresponding $90.7 million. Following these adjustments, U.S. Cellular reperformed the impairment tests for its investment in licenses as of January 1, 2002, and recorded an impairment loss of $12.7 million ($20.9 million before income taxes of $8.2 million). This impairment has been recorded as a cumulative effect of an accounting change at January 1, 2002, the date of the adoption of SFAS 142.

        In the first quarter of 2003, U.S. Cellular had recorded a loss on assets held for sale related to the pending disposition of certain wireless properties. The investment in licenses upon which the impairment was recorded in the first quarter of 2002 included the investment in licenses of these properties. As a result, a portion of the originally recognized loss on assets held for sale in the first quarter of 2003 was recognized in the first quarter of 2002. Consequently, loss on assets held for sale in 2003 has been reduced by $1.9 million, before income taxes of $0.8 million. In the third quarter of 2003, U.S. Cellular had originally recorded an income tax expense upon the closing of the disposition of such wireless properties. This tax expense has been reduced due to the reversal of additional deferred tax liabilities that were recorded with respect to the wireless properties exchanged in conjunction with the restatement from goodwill to investment in licenses. Consequently, income tax expense in 2003 has been reduced by $10.7 million.

        In addition, as a result of the restatement discussed above, U.S. Cellular also reperformed the annual impairment test for its investment in licenses for 2003, which was originally performed during the second quarter of 2003. This resulted in the recognition of an additional impairment loss of $49.6 million, before income taxes of $19.6 million. This additional loss has been recorded in the second quarter of 2003. See the Restatement section of Note 1—Summary of Significant Accounting Policies.

        Amounts reported in this discussion and analysis for 2003 and 2002 reflect amounts as restated.

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

Operating Results

        U.S. Cellular's operating income decreased 58% in 2003 and 11% in 2002. The decrease in 2003 is primarily due to the increased costs of acquiring, serving and retaining U.S. Cellular's customers, the ongoing development of the Chicago market, losses on assets held for sale related to the exchange and sale transactions entered into with AT&T Wireless and loss on impairment of intangible assets. The decrease in 2002 is primarily due to increased costs related to the acquisition of and subsequent brand launch in the Chicago market. Operating income margins (as a percent of service revenues) were 4.9% in 2003, 13.4% in 2002 and 17.4% in 2001.

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

Operating Expenses

Year Ended December 31,	2003 (as restated)	2002	2001
	(Dollars in thousands)
System operations (excluding depreciation shown below)	$576,159	$492,750	$421,114
Cost of equipment sold	355,150	242,523	166,759
Selling, general and administrative	1,004,655	829,993	689,087
Depreciation	374,769	311,993	237,346
Amortization and accretion	57,564	39,161	63,312
Loss on impairment of intangible assets	49,595	—	—
Loss on assets held for sale	45,908	—	—

Total Operating Expenses	$2,463,800	$1,916,420	$1,577,618

        Operating expenses increased $547.4 million, or 29%, to $2,463.8 million in 2003 from $1,916.4 million in 2002 and increased $338.8 million, or 21%, in 2002 from $1,577.6 million in 2001.

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

        These factors are expected to be partially offset by anticipated decreases in the per-minute cost of usage both on U.S. Cellular's systems and on other carriers' networks. The Chicago area has historically been a high-volume roaming destination for U.S. Cellular's customers. Management anticipates that the continued integration of the Chicago market into its operations will result in a further increase in minutes of use by U.S. Cellular's customers on its systems and a corresponding decrease in minutes of use by its customers on other systems, resulting in a lower overall increase in minutes of use by U.S. Cellular's customers on other systems. Such a shift in minutes of use would reduce U.S. Cellular's per-minute cost of usage in the future, to the extent that U.S. Cellular's customers use U.S. Cellular's systems rather than other carriers' networks. Additionally, U.S. Cellular's acquisition and subsequent buildout of licensed areas received in the AT&T Wireless exchange transaction may shift more minutes of use to U.S. Cellular's systems, as many of these licensed areas are major roaming destinations for U.S. Cellular's current customers.

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

(1)
Selling, general and administrative expenses related to the acquisition of new customers is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31,	2003	2002	2001
	(Dollars in thousands)
Selling, general and administrative expenses as reported	$1,004,655	$829,993	$689,087
Less expenses related to serving and retaining customers	(575,711)	(461,105)	(391,848)

Selling, general and administrative expenses related to the acquisition of new customers	$428,944	$368,888	$297,239

(2)
Cost of equipment sold, excluding amounts related to the retention of existing customers is reconciled to total cost of equipment sold as follows:

Year ended December 31,	2003	2002	2001
	(Dollars in thousands)
Cost of equipment sold as reported	$355,150	$242,523	$166,759
Less cost of equipment sold related to the retention of existing customers	(106,611)	(57,240)	(42,731)

Cost of equipment sold to new customers	$248,539	$185,283	$124,028

(3)
Equipment sales revenues, excluding amounts related to the retention of existing customers is reconciled to total equipment sales revenues as follows:

Year ended December 31,	2003	2002	2001
	(Dollars in thousands)
Equipment sales revenues as reported	$158,994	$98,693	$68,445
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates*	(27,328)	(13,108)	—
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	30,736	14,579	—

Equipment sales revenues from new customers	$162,402	$100,164	$68,445

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

        This measurement is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31,	2003	2002	2001
	(Dollars in thousands, except per customer amounts)
Components of cost(1)
Selling, general and administrative expenses as reported	$1,004,655	$829,993	$689,087
Less selling, general and administrative expenses related to the acquisition of new customers	(428,944)	(368,888)	(297,239)
Add cost of equipment sold related to the retention of existing customers	106,611	57,240	42,731
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(27,328)	(13,108)	—
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	30,736	14,579	—

Net cost of serving and retaining customers	$685,730	$519,816	$434,579
Divided by average customers during period (000s)(2)	4,263	3,702	3,289
Divided by twelve months in each period	12	12	12

Average monthly general and administrative expenses per customer	$13.40	$11.70	$11.01

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

        Loss on impairment of intangible assets totaled $49.6 million in 2003. In conjunction with the restatement related to SFAS No. 142, U.S. Cellular reperformed the annual impairment test for its investment in licenses for 2003, which was originally performed during the second quarter of 2003. The carrying value of the licenses in each reporting unit was compared to the estimated fair value of the licenses in each reporting unit. The license values in two reporting units were determined to be impaired and a loss of $49.6 million was recorded.

        See "Application of Critical Accounting Policies and Estimates—Investment in Licenses and Goodwill" for further discussion of U.S. Cellular's intangible asset impairment testing.

        Loss on assets held for sale totaled $45.9 million in 2003. Of this total, $23.9 million represents the difference between the fair value of the assets U.S. Cellular received and expects to receive in the AT&T Wireless exchange transaction completed on August 1, 2003, as determined by an independent valuation, and the recorded value of the Florida and Georgia market assets it transferred to AT&T Wireless. The loss also includes a $22.0 million write-down related to the wireless assets to be sold to AT&T Wireless in February 2004.

Operating Income

        Operating income decreased $162.2 million, or 58%, to $119.0 million in 2003 from $281.2 million in 2002 and decreased $36.0 million, or 11%, in 2002 from $317.2 million in 2001. The operating income margins (as a percent of service revenues) were 4.9% in 2003, 13.4% in 2002 and 17.4% in 2001.

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

  •
  increased system operations expenses, primarily driven by increases in the number of cell sites in and the number of minutes used by U.S. Cellular's customers and roaming customers on U.S. Cellular's network; and

  •
  increased equipment subsidies, primarily due to U.S. Cellular's practice of selling handsets to agents; this practice began in 2002, and increased the volume of handset sales, as well as the increase in customer retention-related equipment transactions.

        Operating income and operating income margin in 2003 also reflect:

  •
  the losses on assets held for sale related to both the exchange transaction and pending sale transaction involving AT&T Wireless; and

  •
  the loss on impairment of intangible assets.

        These expense increases were partially offset by increased service revenues, which were driven by growth in the number of customers served by U.S. Cellular's systems and increases in average monthly revenue per customer.

        U.S. Cellular expects most of the above factors, except for those related to the transition of the Chicago market and the losses on assets held for sale and impairments, to continue to have an effect on operating income and operating margins for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of U.S. Cellular's operating results, may cause operating income and operating margins to fluctuate over the next several quarters.

        Related to U.S. Cellular's acquisition and subsequent transition of the Chicago market's operations, U.S. Cellular plans to incur additional expenses in 2004 as it competes in the Chicago market. Additionally, U.S. Cellular plans to build out its network into other as yet unserved portions of its licensed areas, and will begin sales and marketing operations in those areas in the next few years. U.S. Cellular also incurred additional expenses related to its launch of data-related wireless services in many of its markets in 2003, and expects to incur expenses related to its continued marketing of data-related wireless services in the next few years. As a result, depending on the timing and effectiveness of these initiatives, U.S. Cellular's operating income may range from $160 million to $210 million in 2004, compared to operating income of $119 million in 2003. Its corresponding operating margins may range from 6% to 8% in 2004, compared to an operating margin of 4.9% in 2003.

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

Income Taxes

        Income tax expense (benefit) totaled an expense of $37.2 million in 2003, a benefit of $7.5 million in 2002 and an expense of $147.3 million in 2001. The overall effective tax expense (benefit) rate was 35% in 2003, (61%) in 2002 and 44% in 2001. The effective tax rates in 2003 and 2002 were impacted by the losses on assets held for sale and the losses on investments, which have different tax rates than U.S. Cellular's overall operations. See Note 2—Income Taxes in the Notes to Consolidated Financial Statements for further discussion of the effective tax rate.

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

Cumulative Effect of Accounting Changes

        Cumulative effect of accounting changes, net of tax and minority interest, reduced income by $14.3 million, net of taxes of $9.7 million and minority interest of $0.5 million, or $0.17 per diluted share, in 2003, reflecting the implementation of SFAS No. 143, and $8.6 million, or $0.09 per diluted share in 2002, reflecting an initial impairment upon adoption of SFAS No. 142 and U.S. Cellular's change in its application of SAB No. 101.

        Effective January 1, 2003, U.S. Cellular implemented SFAS No. 143. The cumulative effect in 2003 represents the aggregate impact of this accounting change for periods prior to 2003.

        Effective January 1, 2002, U.S. Cellular adopted SFAS No. 142 and determined that wireless licenses have indefinite lives. Upon initial adoption, U.S. Cellular reviewed its investment in licenses and determined there was an impairment loss on certain licenses. The cumulative effect of the initial impairment upon the adoption of SFAS No. 142 reduced net income in 2002 by $12.7 million, net of taxes of $8.2 million, or $(0.14) per diluted share.

        Effective January 1, 2002, U.S. Cellular began deferring expense recognition of a portion of its commissions expenses, in the amount of deferred activation fees revenue. The cumulative effect in 2002 represents the aggregate impact of this accounting change for periods prior to 2002 was recorded in 2002 increasing net income by $4.1 million, net of tax of $3.0 million, or $0.05 per diluted share.

Net Income (Loss)

        Net income (loss) totaled income of $42.7 million in 2003, a loss of $26.9 million in 2002 and income of $173.9 million in 2001. Diluted earnings (loss) per share was $0.49 in 2003, ($0.31) in 2002 and $1.99 in 2001. In 2002, reduced operating income, primarily related to the launch of U.S. Cellular's brand in the Chicago market, and losses on marketable equity securities and other investments led to the decline in net income and diluted earnings per share from 2001. In 2003, losses on investments were significantly reduced, leading to the increase in net income and diluted earnings per share.

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

        The following table is a summary of the components of cash flows from operating activities.

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
	(Dollars in thousands)
Net income (loss)	$42,660	$(26,945)	$173,876
Noncash items included in income from continuing operations	536,052	626,882	331,165

Income from continuing operations excluding noncash items	578,712	599,937	505,041
Changes in assets and liabilities from operations	42,943	20,143	(64,693)

	$621,655	$620,080	$440,348

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

        The restatements of the financial statements for the years ended December 31, 2003 and 2002 resulted in defaults under the revolving credit agreement between U.S. Cellular and certain lenders. U.S. Cellular has not failed to make nor expects to fail to make any scheduled payment of principal or interest under such revolving credit agreement. U.S. Cellular has received waivers from the lenders under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements.

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

        The restatements of the financial statements for the years ended December 31, 2003 and 2002 resulted in defaults under certain forward contracts between a subsidiary of U.S. Cellular and a counterparty. U.S. Cellular has not failed to make nor expects to fail to make any scheduled payment of principal or interest under such forward contracts. U.S. Cellular and its subsidiaries have received waivers from the counterparty under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatements.

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

        U.S. Cellular has certain variable interests in investments in unconsolidated entities where U.S. Cellular holds a minority interest. The investments in unconsolidated entities total $170.6 million as of December 31, 2003 and are accounted for using either the equity or cost method. U.S. Cellular's maximum loss exposure for these variable interests is limited to the aggregate carrying amount of the investments.

Indemnity Agreements

        U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. These include certain asset sales and financings with other parties. The term of the indemnification varies by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific, however these agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

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

Investment in Licenses and Goodwill

        As of December 31, 2003, U.S. Cellular reported $1,189.3 million of investment in licenses and $430.3 million of goodwill, as a result of acquisitions of interests in wireless licenses and businesses. In addition, U.S. Cellular reported $42.0 million of License rights related to licenses that will be received when the AT&T Wireless exchange transaction is fully completed. Included in Assets of Operations Held for Sale was $63.6 million of license costs and $7.6 million of goodwill at December 31, 2003.

        See Note 4—Investment in Licenses and Goodwill for a schedule of investments in licenses and goodwill activity in 2003 and 2002.

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

        U.S. Cellular recorded an impairment loss on its investment in licenses totaling $49.6 million in 2003 related to the impairment of two reporting units. Upon adoption of SFAS No. 142 in 2002, U.S. Cellular recorded an initial impairment loss on investment in licenses of $12.7 million ($20.9 million net of income taxes of $8.2 million) as a cumulative effect of an accounting change.

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

        See Asset Retirement Obligation in Note 1—Summary of Significant Accounting Policies for a schedule of the changes in asset retirement obligations in 2003.

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

        The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 2003 are as follows:

December 31,	2003 (as restated)
(Dollars in thousands)
Deferred Tax Asset
Net operating loss carryforwards	$30,671
Unearned revenue	1,772
Derivative accounting	22,015
Other	5,222

59,680
Less valuation allowance	(10,480)

Total Deferred Tax Asset	49,200

Deferred Tax Liability
Property, plant and equipment	222,213
Licenses	206,129
Marketable equity securities	86,251
Partnership investments	30,511

Total Deferred Tax Liability	545,104

Net Deferred Income Tax Liability	$495,904

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

        At December 31, 2003 and 2002, the estimated fair value of long-term debt was $1,152.5 million and $636.3 million, and the average interest rate on the debt was 7.1% and 6.6%, respectively. The estimated fair value of the forward contract loans was $156.8 million at December 31, 2003 and 2002. The fair value was estimated using market prices for the 8.75% Senior Notes and the Liquid Yield Option Notes and discounted cash flow analysis for the remaining debt.

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

        The following analysis presents the hypothetical change in the fair value of U.S. Cellular's marketable equity securities and derivative instruments at December 31, 2003, and December 31, 2002, using the Black-Scholes model, assuming the same hypothetical price fluctuations of plus and minus 10%, 20% and 30%. The table presents hypothetical information as required by Securities and Exchange Commission rules. Such information should not be inferred to suggest that U.S. Cellular has any intention of selling any marketable equity securities or canceling any derivative instruments.

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

(1)
Represents the fair value of the derivative instrument assuming the indicated increase or decrease in the underlying securities.

Consolidated Statements of Operations

	Year Ended December 31,
	2003 (as restated)	2002 (as restated)	2001
	(Dollars in thousands, except per share amounts)
Operating Revenues
Service	$2,423,789	$2,098,893	$1,826,385
Equipment sales	158,994	98,693	68,445

Total Operating Revenues	2,582,783	2,197,586	1,894,830

Operating Expenses
System operations (excluding Depreciation shown separately below)	576,159	492,750	421,114
Cost of equipment sold	355,150	242,523	166,759
Selling, general and administrative	1,004,655	829,993	689,087
Depreciation	374,769	311,993	237,346
Amortization and accretion	57,564	39,161	63,312
Loss on impairment of intangible assets	49,595	—	—
Loss on assets held for sale	45,908	—	—

Total Operating Expenses	2,463,800	1,916,420	1,577,618

Operating Income	118,983	281,166	317,212

Investment and Other Income (Expense)
Investment income	52,063	42,068	41,934
Interest income	1,560	4,411	10,300
Other income, net	3,351	3,299	4,011
Loss on marketable equity securities and other investments	(5,200)	(295,454)	—
Loss on extinguishment of debt	—	—	(6,956)
Interest (expense)	(64,607)	(47,878)	(35,164)

Total Investment and Other Income (Expense)	(12,833)	(293,554)	14,125

Income (Loss) Before Income Taxes and Minority Interest	106,150	(12,388)	331,337
Income tax expense (benefit)	37,232	(7,541)	147,315

Income (Loss) Before Minority Interest	68,918	(4,847)	184,022
Minority share of income	(11,912)	(13,538)	(10,146)

Income (Loss) Before Cumulative Effect of Accounting Change	57,006	(18,385)	173,876
Cumulative effect of accounting change, net of tax	(14,346)	(8,560)	—

Net Income (Loss)	$42,660	$(26,945)	$173,876

Basic Weighted Average Shares Outstanding (000s)	86,136	86,086	86,200
Basic Earnings per Share
Income (Loss) Before Cumulative Effect of Accounting Change	$0.67	$(0.22)	$2.02
Cumulative Effect of Accounting Change	(0.17)	(0.09)	—

Net Income (Loss)	$0.50	$(0.31)	$2.02

Diluted Weighted Average Shares Outstanding (000s)	86,602	86,086	89,977
Diluted Earnings per Share
Income (Loss) Before Cumulative Effect of Accounting Change	$0.66	$(0.22)	$1.99
Cumulative Effect of Accounting Change	(0.17)	(0.09)	—

Net Income (Loss)	$0.49	$(0.31)	$1.99

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2003 (as restated)	2002 (as restated)	2001
	(Dollars in thousands)
Cash Flows from Operating Activities
Net Income (Loss)	$42,660	$(26,945)	$173,876
Add (Deduct) adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation, amortization and accretion	432,333	351,154	300,658
Deferred income tax provision	21,069	(11,743)	41,961
Investment income	(52,063)	(42,068)	(41,934)
Minority share of income	11,912	13,538	10,146
Loss on extinguishment of debt	—	—	6,956
Cumulative effect of accounting change	14,346	8,560	—
Loss on impairment of intangible assets	49,595	—	—
Loss on assets held for sale	45,908	—	—
Loss on marketable equity securities and other investments	5,200	295,454	—
Other noncash expense	7,752	11,987	13,378
Changes in assets and liabilities from operations
Change in accounts receivable	11,526	(35,383)	(26,464)
Change in inventory	(16,499)	2,639	(7,198)
Change in accounts payable	(15,620)	68,472	(12,910)
Change in accrued taxes	47,180	(37,177)	(22,663)
Change in customer deposits and deferred revenues	15,983	17,268	(302)
Change in other assets and liabilities	373	4,324	4,844

	621,655	620,080	440,348

Cash Flows from Investing Activities
Additions to property, plant and equipment	(616,359)	(698,636)	(487,813)
System development costs	(16,167)	(32,009)	(15,521)
Refund of deposit from FCC	—	56,060	—
Acquisitions, excluding cash acquired	(5,125)	(452,936)	(186,269)
Cash received from mergers and exchanges	33,953	—	—
Distributions from unconsolidated entities	44,833	28,881	14,813
Other investing activities	2,751	(1,001)	2,965

	(556,114)	(1,099,641)	(671,825)

Cash Flows from Financing Activities
Proceeds from prepaid forward contracts	—	159,856	—
Sale of long-term notes	432,944	129,800	—
Affiliated long-term debt borrowings	—	105,000	—
Repurchase and conversion of debt	—	—	(31,963)
Repurchase of common shares	—	—	(40,862)
Increase in notes payable	279,278	542,610	231,500
Repayment of notes payable	(739,278)	(346,610)	(22,500)
Common shares reissued	7,231	787	4,103
Capital (distributions) to minority partners	(7,632)	(7,776)	(4,141)
Repurchase of long-term debt	(40,680)	(129,800)	—
Other financing activities	(2,420)	11,617	—

	(70,557)	465,484	136,137

Net Decrease in Cash and Cash Equivalents	(5,016)	(14,077)	(95,340)
Cash and Cash Equivalents—
Beginning of year	14,864	28,941	124,281

End of year	$9,848	$14,864	$28,941

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets—Assets

	December 31,
	2003 (as restated)	2002 (as restated)
	(Dollars in thousands)
Current Assets
Cash and cash equivalents
General funds	$9,822	$14,155
Affiliated cash equivalents	26	709

	9,848	14,864
Accounts receivable
Customers, less allowance of $13,786 and $17,866, respectively	227,651	220,430
Roaming	35,362	53,545
Other	23,967	41,276
Inventory	70,963	55,490
Prepaid expenses	22,396	19,749
Prepaid income taxes	2,407	26,610
Other current assets	31,511	21,309

	424,105	453,273

Investments
Licenses	1,189,326	1,247,197
License rights	42,037	—
Goodwill	430,256	504,744
Customer lists, net of accumulated amortization of $22,206 and $6,567, respectively	24,448	40,087
Marketable equity securities	260,188	185,961
Investments in unconsolidated entities	170,569	161,451
Notes and interest receivable—long-term	6,476	7,287

	2,123,300	2,146,727

Property, Plant and Equipment
In service and under construction	3,441,177	3,085,583
Less accumulated depreciation	1,267,293	1,051,792

	2,173,884	2,033,791

Deferred Charges
System development costs, net of accumulated amortization of $114,673 and $89,320, respectively	97,370	114,642
Other, net of accumulated amortization of $5,815 and $5,023, respectively	26,565	21,164

	123,935	135,806

Assets of Operations Held for Sale	100,523	—

Total Assets	$4,945,747	$4,769,597

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets—Liabilities and Shareholders' Equity

	December 31,
	2003 (as restated)	2002 (as restated)
	(Dollars in thousands)
Current Liabilities
Current portion of long-term debt	$3,000	$45,200
Current portion of long-term debt—affiliated	105,000	—
Notes payable	—	460,000
Accounts payable
Affiliated	4,252	4,958
Trade	281,306	301,929
Customer deposits and deferred revenues	93,789	82,639
Accrued interest	11,416	9,295
Accrued taxes	24,228	24,401
Accrued compensation	39,257	30,279
Other current liabilities	19,648	22,453

	581,896	981,154

Deferred Liabilities and Credits
Net deferred income tax liability	495,904	441,814
Derivative liability	55,735	8,709
Asset retirement obligation	64,501	—
Other	75,440	74,015

	691,580	524,538

Long-term Debt
6.7% notes	436,829	—
Long-term debt-affiliated	—	105,000
6% zero coupon convertible debentures	157,659	148,604
7.25% notes	250,000	250,000
8.75% notes	130,000	130,000
Variable prepaid forward contracts	159,856	159,856
Other	10,000	13,000

	1,144,344	806,460

Liabilities of Operations Held for Sale	2,427	—

Commitments and Contingencies (Note 19)
Minority Interest	60,097	55,068

Common Shareholders' Equity
Common Shares, par value $1 per share; authorized 140,000,000 shares; issued and outstanding 55,046,268 shares	55,046	55,046
Series A Common Shares, par value $1 per share; authorized 50,000,000 shares; issued and outstanding 33,005,877 shares	33,006	33,006
Additional paid-in capital	1,308,963	1,307,185
Treasury Shares, at cost, 1,900,254 and 1,932,322 shares, respectively	(115,156)	(117,262)
Accumulated other comprehensive income	26,789	10,307
Retained earnings	1,156,755	1,114,095

	2,465,403	2,402,377

Total Liabilities and Shareholders' Equity	$4,945,747	$4,769,597

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Common Shareholders' Equity

	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Comprehensive Income	Accumulated Other Comprehensive (Loss) Income	Retained Earnings
	(Dollars in thousands)
Balance, December 31, 2000	$55,046	$33,006	$1,321,193	$(145,542)		$(16,296)	$967,164
Add (Deduct)
Employee benefit plans	—	—	(1,051)	11,202		—	—
Conversion and repurchase of 6% zero coupon convertible debentures	—	—	(12,558)	42,200		—	—
Repurchase Common Shares	—	—	—	(29,870)		—	—
Net income	—	—	—	—	$173,876	—	173,876
Other comprehensive income:
Net unrealized (loss) on marketable equity securities	—	—	—	—	(62,701)	(62,701)	—

Comprehensive income	—	—	—	—	$111,175	—	—

Balance, December 31, 2001	$55,046	$33,006	$1,307,584	$(122,010)		$(78,997)	$1,141,040
Add (Deduct)
Employee benefit plans	—	—	(399)	4,748		—	—
Net (loss)—	—	—	—	—	$(26,945)	—	(26,945)
Other comprehensive income:
Net unrealized gain (loss) on—
Derivative instrument	—	—	—	—	(5,181)	(5,181)	—
Marketable equity securities	—	—	—	—	94,485	94,485	—

Comprehensive income	—	—	—	—	$62,359	—	—

Balance, December 31, 2002 (as restated)	$55,046	$33,006	$1,307,185	$(117,262)		$10,307	$1,114,095
Add (Deduct)
Employee benefit plans	—	—	1,778	2,106		—	—
Net income	—	—	—	—	$42,660	—	42,660
Other comprehensive income:
Net unrealized gain (loss) on—
Derivative instrument	—	—	—	—	(28,539)	(28,539)	—
Marketable equity securities	—	—	—	—	45,021	45,021	—

Comprehensive income	—	—	—	—	$59,142	—	—

Balance, December 31, 2003 (as restated)	$55,046	$33,006	$1,308,963	$(115,156)		$26,789	$1,156,755

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

Restatement

        On April 19, 2004, U.S. Cellular announced that it would restate its 2003 and 2002 financial statements relating to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," which was adopted on January 1, 2002. Prior to January 1, 2002, U.S. Cellular allocated the excess of purchase price over tangible assets and liabilities acquired to investment in licenses and goodwill. At that time, the accounting treatment for U.S. Cellular's investment in licenses and goodwill was the same for book purposes, with both asset classes amortized over an expected life of 40 years. However, no deferred taxes were provided on the amounts allocated to goodwill.

        Based upon a subsequent review of goodwill, U.S. Cellular has restated the allocation of $138.9 million of purchase price recorded as goodwill to investment in licenses as of January 1, 2002, the date of the adoption of SFAS No. 142. In connection with this restatement, an additional deferred tax liability of $90.7 million was recorded as of January 1, 2002. The additional deferred tax liability recorded in conjunction with this restatement increased the carrying value of U.S. Cellular's investment in licenses by a corresponding $90.7 million. Following these adjustments, U.S. Cellular reperformed the impairment tests for its investment in licenses as of January 1, 2002, and recorded an impairment loss of $12.7 million, net of taxes ($20.9 million before income taxes of $8.2 million). This impairment has been recorded as a cumulative effect of an accounting change at January 1, 2002, the date of the adoption of SFAS 142.

        In the first quarter of 2003, U.S. Cellular had recorded a loss on assets held for sale related to the pending disposition of certain wireless properties. The investment in licenses upon which the impairment was recorded in the first quarter of 2002 included the investment in licenses of these properties. As a result, a portion of the originally recognized loss on assets held for sale in the first quarter of 2003 was recognized in the first quarter of 2002. Consequently, loss on assets held for sale in 2003 has been reduced by $1.9 million, before income taxes of $0.8 million. In the third quarter of 2003, U.S. Cellular had originally recorded an income tax expense upon the closing of the disposition of such wireless properties. This tax expense has been reduced due to the reversal of additional deferred tax liabilities that were recorded with respect to the wireless properties exchanged in conjunction with the restatement from goodwill to investment in licenses. Consequently, income tax expense in 2003 has been reduced by $10.7 million.

        In addition, as a result of the restatement discussed above, U.S. Cellular also reperformed the annual impairment test for its investment in licenses for 2003, which was originally performed during the second quarter of 2003. This resulted in the recognition of an additional impairment loss of $49.6 million, before income taxes of $19.6 million. This additional loss has been recorded in the second quarter of 2003. A summary of the changes to the affected captions in the 2003 and 2002 statement of operations and balance sheets are included below:

	Year Ended or at December 31, 2003
	As Originally Reported	Effects of 2003 Accounting Changes	As Restated
	(Dollars in thousands, except per share amounts)
Statement of Operations:
Operating Expenses
(Loss) on assets held for sale	$(47,847)	$1,939	$(45,908)
(Loss) on impairment of intangible assets	—	(49,595)	(49,595)

Operating Income	166,639	(47,656)	118,983
Income (Loss) Before Income Taxes and Minority Interest	153,806	(47,656)	106,150
Income tax expense (benefit)
Tax effect of changes to loss on assets held for sale		(9,952)
Tax effect of impairments		(19,590)

	66,774	(29,542)	37,232
Income (loss) before cumulative effect of accounting change	75,120	(18,114)	57,006
Cumulative effect of accounting change, net of tax	(14,346)	—	(14,346)

Net income (loss)	$60,774	$(18,114)	$42,660

Basic earnings (loss) per share
Income (loss) before cumulative effect of accounting change	$0.88	$(0.21)	$0.67
Cumulative effect of accounting change	(0.17)	—	(0.17)

Net income (loss)	$0.71	$(0.21)	$0.50
Diluted earnings (loss) per share
Income (loss) before cumulative effect of accounting change	$0.87	$(0.21)	$0.66
Cumulative effect of accounting change	(0.17)	—	(0.17)

Net income (loss)	$0.70	$(0.21)	$0.49

	Year Ended or at December 31, 2003
	As Originally Reported	Effects of 2003 Accounting Changes	As Restated
	(Dollars in thousands)
Balance Sheet:
Investment in licenses
Restatement from goodwill		$138,885
Increase in deferred tax liability on restatement of investment in licenses		90,677
2002 impairment		(20,921)
2003 impairment		(49,595)
Adjustment to amount transferred to Assets of operations held for sale		(21,759)

	$1,052,039	137,287	$1,189,326
Goodwill
Restatement to investment in licenses		(138,885)
Adjustment to amount transferred to Assets of operations held for sale		23,698

	545,443	(115,187)	430,256
Total Assets	$4,923,647	$22,100	$4,945,747

Net deferred income tax liability
Increase in deferred tax liability on restatement to investment in licenses		$90,677
Tax on 2002 impairment		(8,264)
Tax on 2003 impairment		(19,590)
Tax effect of changes to loss on assets held for sale		(9,952)

	$443,033	52,871	$495,904
Retained Earnings
2002 cumulative effect impact		(12,657)
2003 impact		(18,114)

	1,187,526	(30,771)	1,156,755
Total Liabilities and Shareholders' Equity	$4,923,647	$22,100	$4,945,747

	Year Ended or at December 31, 2002
	As Originally Reported	Effects of 2002 Accounting Changes	As Restated
	(Dollars in thousands, except per share amounts)
Statement of Operations:
Income (loss) before cumulative effect of accounting change	$(18,385)	$—	$(18,385)
Cumulative effect of accounting change	4,097	(12,657)	(8,560)

Net income (loss)	$(14,288)	$(12,657)	$(26,945)

Basic earnings (loss) per share
Continuing Operations	$(0.22)	$—	$(0.22)
Cumulative effect of accounting change	0.05	(0.14)	(0.09)

Net income (loss)	$(0.17)	$(0.14)	$(0.31)

Diluted earnings (loss) per share
Continuing Operations	$(0.22)	$—	$(0.22)
Cumulative effect of accounting change	0.05	(0.14)	(0.09)

Net income (loss)	$(0.17)	$(0.14)	$(0.31)

Balance Sheet:
Investment in licenses
Restatement from goodwill		$138,885
Increase in deferred tax
Liability on restatement of wireless costs		90,677
2002 impairment		(20,921)

	$1,038,556	208,641	$1,247,197
Goodwill
Restatement of goodwill	643,629	(138,885)	504,744
Total Assets	$4,699,841	$69,756	$4,769,597

Net deferred income tax liability
Increase in deferred tax liability on restatement of wireless license costs		$90,677
Tax on 2002 impairment		(8,264)

	$359,401	82,413	$441,814
Retained Earnings	1,126,752	(12,657)	1,114,095
Total Liabilities and Stockholders' Equity	$4,699,841	$69,756	$4,769,597

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

        Prior to the fourth quarter of 2003, U.S. Cellular separately disclosed marketing and selling expenses and general and administrative expenses in its statements of operations. In the fourth quarter of 2003, U.S. Cellular combined the marketing and selling expense and general and administrative expense captions into one caption designated as selling, general and administrative expense. Previously, costs for equipment sold to retain current customers were included in selling, general and administrative expense. Prior to the fourth quarter of 2003 and in part of 2002, these costs were partially offset by equipment sales revenues received from these customers. In part of 2002 and all of 2001, equipment sales revenues related to retaining current customers were included in equipment sales revenues. In the fourth quarter of 2003, U.S. Cellular changed its policy for classifying retention costs and has reclassified the equipment sales revenue and cost of equipment sold related to the retention of current customers out of selling, general and administrative expense into equipment sales revenues and cost of equipment sold, respectively, for each of the years presented. These reclassifications increased equipment sales revenues by $27.3 million and $13.1 million in 2003 and 2002, respectively, and increased cost of equipment sold by $106.6 million, $57.2 million and $42.7 million in 2003, 2002 and 2001, respectively. Selling, general and administrative expense were reduced by $79.3 million, $44.1 million and $42.7 million in 2003, 2002 and 2001, respectively, to reflect the amounts reclassified to equipment sales revenues and cost of equipment sold. These reclassifications did not have any impact on income from operations, net income, earnings per share, financial position or cash flows of U.S. Cellular for any of the years presented.

        Statement of Financial Accounting Standards ("SFAS") No. 145 "Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections" was issued in April 2002, and is effective for fiscal years beginning after May 15, 2002, with early application encouraged. The provisions of SFAS No. 145 preclude gains and losses on the extinguishment of debt from being classified as extraordinary. U.S. Cellular elected to adopt SFAS No. 145 early and as a result no longer reports the retirement of debt as extraordinary. Loss on extinguishment of debt of $7.0 million for the year ended December 31, 2001, previously recorded as an extraordinary item, has been reclassified to the Investment and Other Income (Expense) section of U.S. Cellular's statements of operations.

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

Goodwill

        U.S. Cellular has goodwill as a result of the acquisition of wireless licenses and markets. Included in goodwill is the portion of the purchase price of acquisitions of interests in operating wireless markets that was not assigned to the fair values of the other acquired assets, including wireless licenses. No deferred taxes have been provided on this goodwill. U.S. Cellular adopted SFAS No. 142 on January 1, 2002, and no longer amortizes goodwill. Prior to 2002, goodwill was amortized over 40 years. Goodwill is tested for impairment annually. The impairment test consists of a comparison of the implied fair value of the goodwill with its carrying amount. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

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

(Dollars in thousands)
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

        Effective January 1, 2002, U.S. Cellular adopted EITF Statement 00-21 "Accounting for Multiple Element Arrangements." Under this pronouncement, activation fees charged with the sale of equipment and service are allocated to the equipment and service based upon the relative fair values of each item. Due to the subsidy provided on customer handsets, this generally results in the recognition of the activation fee as additional handset revenue at the time of sale. Upon the initial adoption of Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition" in 2000, had U.S. Cellular deferred activation fees associated with the sales of equipment and service at the time of activation, with subsequent recognition over the expected customer service period, the financial results for all periods presented would not have been materially different from those originally reported. The effect of adopting EITF 00-21 did not have a material impact on any of the periods as originally reported.

        During December 2003, the SEC issued SAB 104, "Revenue Recognition," which revised and rescinded portions of SAB 101. The issuance of SAB 104 did not impact U.S. Cellular's revenue recognition policies.

Cumulative Effect of Accounting Changes

        Effective January 1, 2003, U.S. Cellular adopted SFAS No. 143 "Accounting for Asset Retirement Obligations" and recorded the initial liability for legal obligations associated with an asset retirement. The cumulative effect of the implementation of this accounting standard on periods prior to 2003 was recorded in the first quarter of 2003, decreasing net income by $14.3 million, net of taxes of $9.7 million and minority interest of $0.5 million, or $0.17 per basic and diluted share.

        The following pro forma amounts show the effect of the retroactive application of the change in accounting principle for the adoption of SFAS No. 143:

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
	(Dollars in thousands, except per share amounts)
Actual
Net income (loss)	$42,660	$(26,945)	$173,876
Basic earnings (loss) per share	$0.50	$(0.31)	$2.02
Diluted earnings (loss) per share	$0.49	$(0.31)	$1.99
Pro forma
Net income (loss)	$57,006	$(30,047)	$171,481
Basic earnings (loss) per share	$0.67	$(0.34)	$1.99
Diluted earnings (loss) per share	$0.66	$(0.34)	$1.97

	December 31,
			January 1, 2001
	2002	2001
	(Dollars in thousands)
Pro forma—Balance Sheet data
Asset retirement obligation	$54,438	$45,246	$36,806

        Effective January 1, 2002, U.S. Cellular adopted SFAS No. 142 and determined that wireless licenses have indefinite lives. Upon initial adoption, U.S. Cellular reviewed its investment in licenses and determined there was an impairment loss on certain licenses. The cumulative effect of the initial impairment upon the adoption of SFAS No. 142 reduced net income in 2002 by $12.7 million, net of taxes of $8.2 million, or $(0.14) per diluted share.

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

        No compensation costs have been recognized for the stock option and employee stock purchase plans. Had compensation cost for all plans been determined consistent with SFAS No. 123, U.S. Cellular's net income (loss) and earnings per share would have been reduced to the following pro forma amounts:

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
	(Dollars in thousands, except per share amounts)
Net Income (Loss):
As Reported	$42,660	$(26,945)	$173,876
Pro Forma Expense	(8,391)	(5,324)	(1,746)

Pro Forma	34,269	(32,269)	172,130
Basic Earnings Per Share:
As Reported	0.50	(0.31)	2.02
Pro Forma Expense	(0.10)	(0.06)	(0.02)

Pro Forma	0.40	(0.37)	2.00
Diluted Earnings Per Share:
As Reported	0.49	(0.31)	1.99
Pro Forma Expense	(0.10)	(0.06)	(0.02)

Pro Forma	$0.39	$(0.37)	$1.97

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

Note 2 Income Taxes

        Income tax provisions charged to Income (loss) before cumulative effect of accounting change are summarized as follows:

Year Ended December 31,	2003 (as restated)	2002	2001
	(Dollars in thousands)
Federal income taxes
Current	$1,097	$444	$88,345
Deferred	28,560	(4,674)	36,974
State income taxes
Current	15,066	3,758	17,009
Deferred	(7,491)	(7,069)	4,987

Total income tax expense (benefit)	$37,232	$(7,541)	$147,315

        Included in cumulative effect of accounting changes were deferred tax benefits of $9.7 million in 2003 and $5.3 million in 2002.

        A reconciliation of U.S. Cellular's expected income tax expense (benefit) computed at the statutory rate to the reported income tax expense (benefit), and the statutory federal income tax expense (benefit) rate to U.S. Cellular's effective income tax expense (benefit) rate is as follows:

	2003 (as restated)
			2002		2001
Year Ended December 31,
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in millions)
Statutory federal income tax expense (benefit)	$37.1	35.0%	$(4.3)	(35.0)%	$116.0	35.0%
State income taxes, net of federal benefit	1.2	1.2	(2.4)	(19.1)	14.3	4.3
Amortization of license acquisition costs	—	—	—	—	3.6	1.1
Effects of minority share of income excluded from consolidated federal income tax return	(5.0)	(4.5)	(4.5)	(36.3)	(2.9)	(0.9)
Effects of gains (losses) on marketable equity securities, other investments and assets held for sale	2.2	2.0	2.9	23.6	—	—
Resolution of prior period tax issues	1.8	1.6	9.7	78.0	13.0	3.9
Loss on extinguishment of debt	—	—	—	—	2.4	0.7
Deferred tax rate change(1)	—	—	(8.4)	(68.2)	—	—
Other	(0.1)	(0.1)	(0.5)	(3.9)	0.9	0.4

Effective income tax expense (benefit)	$37.2	35.2%	$(7.5)	(60.9)%	$147.3	44.5%

(1)
Represents a reassessment of the rate at which U.S. Cellular provides for deferred taxes.

        U.S. Cellular had current deferred tax assets totaling $16.8 million and $10.8 million at December 31, 2003 and 2002, respectively, resulting primarily from the allowance for customer receivables.

        The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities are as follows:

December 31,	2003 (as restated)	2002 (as restated)
	(Dollars in thousands)
Deferred Tax Asset
Net operating loss carryforward	$30,671	$43,291
Unearned revenue	1,772	7,099
Derivative accounting	22,015	3,527
Other	5,222	2,040

	59,680	55,957
Less valuation allowance	(10,480)	(13,224)

Total Deferred Tax Asset	49,200	42,733

Deferred Tax Liability
Property, plant and equipment	222,213	202,314
Licenses	206,129	223,654
Marketable equity securities	86,251	56,925
Partnership investments	30,511	1,654

Total Deferred Tax Liability	545,104	484,547

Net Deferred Income Tax Liability	$495,904	$441,814

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

        The amounts used in computing Earnings per Common and Series A Common Shares and the effect on income and the weighted average number of Common and Series A Common Shares of dilutive potential common stock are as follows:

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
	(Dollars and shares in thousands)
Basic Earnings per Share
Income (Loss) used in Basic Earnings per Share	$57,006	$(18,385)	$173,876
Cumulative effect of accounting change	(14,346)	(8,560)	—

	$42,660	$(26,945)	$173,876

Diluted Earnings per Share
Income (Loss) used in Basic Earnings per Share	$57,006	$(18,385)	$173,876
Interest expense eliminated as a result of the pro forma conversion of Convertible Debentures, net of tax	—	—	5,507

Income (Loss) used in Diluted Earnings per Share	57,006	(18,385)	179,383
Cumulative effect of accounting change	(14,346)	(8,560)	—

	$42,660	$(26,945)	$179,383

Weighted Average Number of Common Shares used in Basic Earnings per Share	86,136	86,086	86,200
Effect of Dilutive Securities:
Stock options and stock appreciation rights(1)	466	—	233
Conversion of convertible debentures(2)	—	—	3,544

Weighted Average Number of Common Shares used in Diluted Earnings per Share	86,602	86,086	89,977

Basic Earnings per Share
Income (Loss) before cumulative effect of accounting change	$0.67	$(0.22)	$2.02
Cumulative effect of accounting change	(0.17)	(0.09)	—

	$0.50	$(0.31)	$2.02

Diluted Earnings per Share
Income (Loss) before cumulative effect of accounting change	$0.66	$(0.22)	$1.99
Cumulative effect of accounting change	(0.17)	(0.09)	—

	$0.49	$(0.31)	$1.99

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

NOTE 4 INVESTMENT IN LICENSES AND GOODWILL

        Changes in investment in licenses and goodwill are primarily the result of the acquisition or divestiture of wireless markets by U.S. Cellular. See Note 11—Acquisitions, Divestitures and Exchanges for the details of the changes in licenses and goodwill.

        A schedule of investment in licenses activity follows:

Year Ended December 31,	2003 (as restated)	2002 (as restated)
	(Dollars in thousands)
Balance, beginning of year	$1,247,197	$858,791
Restatements under SFAS No. 142	—	229,562
Acquisitions(1)	178,609	181,510
Divestitures	(76,905)	—
Allocation to assets of operations held for sale	(63,569)	—
Impairment loss(2)	(53,095)	(20,921)
Other	(874)	(1,745)

Balance, end of year(1)	$1,231,363	$1,247,197

(1)
Includes $42.0 million of License rights from the AT&T transaction in 2003.

(2)
Upon adoption of SFAS No. 142 on January 1, 2002, U.S. Cellular recorded a $20.9 million impairment loss on intangible assets related its investment in licenses. The loss was recorded as a cumulative effect of accounting change. In 2003, U.S. Cellular recorded an additional impairment loss of $49.6 million on its investment in licenses in two reporting units and a $3.5 million loss on impairment of its investment in a non-operating wireless license.

        A schedule of investment in goodwill activity follows:

Year Ended December 31,	2003 (as restated)	2002 (as restated)
	(Dollars in thousands)
Balance, beginning of year	$504,744	$473,975
Restatements under SFAS No. 142	—	(138,885)
Additions	7,516	172,263
Divestitures	(69,961)	—
Allocation to assets of operations held for sale	(7,565)	—
Other	(4,478)	(2,609)

Balance, end of year	$430,256	$504,744

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

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
	(Dollars in thousands)
Net Income (Loss)	$42,660	$(26,945)	$173,876
Amortization, net of tax and minority interest effect of
Licenses	—	—	16,104
Goodwill	—	—	9,744
Goodwill for equity method investments	—	—	513

Adjusted Net Income (Loss)	$42,660	$(26,945)	$200,237

Basic earnings per share:
Net Income (Loss)	$0.50	$(0.31)	$2.02
Amortization, net of tax and minority interest	—	—	0.31

Adjusted Earnings per Share	$0.50	$(0.31)	$2.33

Diluted earnings per share:
Net Income (Loss)	$0.49	$(0.31)	$1.99
Amortization, net of tax and minority interest	—	—	0.29

Adjusted Earnings per Share	$0.49	$(0.31)	$2.28

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

        U.S. Cellular and subsidiaries hold a substantial amount of marketable equity securities that are publicly traded and can have volatile movements in share prices. U.S. Cellular and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganizations of other assets. The investment in Vodafone resulted from certain sales or trades of non-strategic cellular investments to or settlements with AirTouch Communications in exchange for stock of AirTouch, which was then acquired by Vodafone for American Depositary Receipts representing Vodafone stock. The investment in Rural Cellular Corporation is the result of a consolidation of several cellular partnerships in which U.S. Cellular subsidiaries held interests in Rural Cellular, and the distribution of Rural Cellular stock in exchange for these interests.

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

        Prior to the close of the AT&T Wireless exchange, U.S. Cellular allocated $70.0 million of goodwill related to the properties transferred to AT&T Wireless to Assets of operations held for sale in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets." A loss of $23.9 million was recorded as a Loss on assets held for sale (included in operating expenses), representing the difference between the book value of the markets transferred to AT&T Wireless and the fair value of the assets received or to be received in this transaction.

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

Assets Acquired and Liabilities Assumed

        In conjunction with these acquisitions and exchanges, the following assets were acquired and liabilities assumed/(transferred):

Year Ended December 31,	2003 (as restated)	2002	2001
	(Dollars in thousands)
Cash received	$33,953	$—	$—
Current assets, excluding $6,984 cash acquired in 2002	(13,083)	34,081	—
Property, plant and equipment, net	(88,313)	235,953	13,443
Other assets	(797)	815	—
Customer list	—	43,400	—
Licenses	101,703	181,510	112,068
Goodwill	(64,563)	172,263	53,610
Increase (Decrease) in investment in unconsolidated entities	—	—	1,701
Current liabilities	9,203	(38,018)	—
Long-term debt	—	(175,000)	—
Other assets and liabilities, excluding cash acquired	3,114	(2,068)	5,447
Loss recorded on exchange	23,908	—	—

Decrease in cash due to acquisitions	$5,125	$452,936	$186,269

Pro Forma Operations

        Assuming the exchanges and acquisitions accounted for as purchases during the period January 1, 2002 to December 31, 2003, had taken place on January 1, 2002; and the acquisitions during the period January 1, 2001 to December 31, 2001 had taken place on January 1, 2001, unaudited pro forma results of operations would have been as follows:

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
	(Unaudited, dollars in thousands, except per share amounts)
Service revenues	$2,356,476	$2,103,287	$1,830,443
Equipment sales revenues	130,018	89,103	69,345
Interest expense (including cost to finance acquisitions)	64,607	62,431	35,164
Income (Loss) before cumulative effect of accounting change	$52,244	$(69,014)	$163,871
Net Income (Loss)	37,898	(77,574)	163,871
Earnings per share—basic	$0.44	$(0.90)	$1.90
Earnings per share—diluted	$0.44	$(0.90)	$1.88

NOTE 12 LOSS ON MARKETABLE EQUITY SECURITIES AND OTHER INVESTMENTS

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

        The restatements discussed in Note 1—Summary of Significant Accounting Policies resulted in defaults under the revolving credit agreement between U.S. Cellular and certain lenders. U.S. Cellular has not failed to make nor expects to fail to make any scheduled payment of principal or interest under such revolving credit agreement. U.S. Cellular has received waivers from the lenders under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements.

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

        The restatements discussed in Note 1—Summary of Significant Accounting Policies resulted in defaults under certain forward contracts between a subsidiary of U.S. Cellular and a counterparty. U.S. Cellular has not failed to make nor expects to fail to make any scheduled payment of principal or interest under such forward contracts. U.S. Cellular and its subsidiaries have received a waiver from the counterparty under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatements.

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

NOTE 15 FINANCIAL INSTRUMENTS AND DERIVATIVES

        Financial instruments are as follows:

	2003		2002
December 31,
	Book Value	Fair Value	Book Value	Fair Value
	(Dollars in thousands)
Cash and Cash Equivalents	$9,848	$9,848	$14,864	$14,864
Current portion of long-term debt	3,000	3,000	45,200	45,200
Current portion of long-term debt-affiliated	105,000	105,000	—	—
Notes Payable	—	—	460,000	460,000
Long-term Debt
6.7% notes	436,829	456,654	—	—
6% zero coupon debentures	157,659	150,434	148,604	113,229
7.25% notes	250,000	277,003	250,000	260,226
8.75% notes	130,000	148,304	130,000	135,408
Variable prepaid forward contracts	159,856	156,804	159,856	156,827
Long-term debt-affiliated	—	—	105,000	113,344
Other	$10,000	$12,086	$13,000	$14,132

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

        As disclosed in Note 1, the Company has restated its financial statements as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003, to reflect the effects of retroactively changing the classification of certain goodwill to investment in licenses effective upon the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002.

        As disclosed in Note 1, in 2003 and 2002 the Company changed the manner in which it accounts for certain items. On January 1, 2003 the Company changed the manner in which it accounts for asset retirement costs as a result of the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations." Also, as disclosed in Note 1, in 2003 the Company changed the manner in which it classifies certain revenues and expenses related to customer retention. On January 1, 2002, the Company changed the manner in which it accounts for goodwill and other intangible assets as a result of the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." Also on January 1, 2002, the Company changed the method in which it accounts for the direct incremental deferred costs related to wireless customer activations. Finally, during 2002 the Company changed the manner in which it presents losses on debt retirements as a result of the adoption of SFAS No. 145, "Rescission of SFAS No. 4, 44 and 64, Amendment of FAS 13, and Technical Corrections."

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

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
February 2, 2004, except as to Note 20, as to which the date is February 18, 2004, except as to the Reclassifications section of Note 1, as to which the date is March 9, 2004, and except as to the Restatement section of Note 1, as to which the date is May 7, 2004

COPY OF PREVIOUSLY ISSUED REPORT OF INDEPENDENT ACCOUNTANTS

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

Consolidated Quarterly Income Information As Restated (Unaudited)
(Dollars in thousands, except per share amounts)

	Quarter Ended March 31, 2003
Statement of Operations	As Previously Reported(1)	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2003 Accounting Changes
Operating Revenues
Service	$564,601	$—	$—	$564,601
Equipment sales (2)	31,313	—	7,860	39,173

Total Operating Revenues	595,914	—	7,860	603,774
Operating Expenses
System operations	137,965	—	—	137,965
Cost of equipment sold (2)	64,765	—	23,878	88,643
Selling, general and administrative (2)	266,370	—	(16,018)	250,352
Depreciation	94,900	—	—	94,900
Amortization and accretion	14,677	—	—	14,677
Loss on impairment of intangible assets (3)	—	—	—	—
Loss on assets held for sale (3)	23,500	(1,939)	—	21,561

Total Operating Expenses	602,177	(1,939)	7,860	608,098

Operating Income	(6,263)	1,939	—	(4,324)
Loss on marketable equity securities and other investments	(3,500)	—	—	(3,500)
Income tax expense (benefit)	(1,149)	761	—	(388)
Income (loss) before cumulative effect of accounting change	(14,658)	1,178	—	(13,480)
Cumulative effect of accounting change	(14,346)	—	—	(14,346)
Net income (loss)	$(29,004)	$1,178	$—	$(27,826)

Weighted Average Shares Outstanding (000s)	86,121	—	—	86,121
Basic Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$(0.17)	$0.02	$—	$(0.15)
Cumulative effect of accounting change	(0.17)	—	—	(0.17)
Net income (loss)	$(0.34)	$0.02	$—	$(0.32)
Diluted Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$(0.17)	$0.02	$—	$(0.15)
Cumulative effect of accounting change	(0.17)	—	—	(0.17)
Net income (loss)	$(0.34)	$0.02	$—	$(0.32)

	March 31, 2003
Balance Sheet	As Previously Reported(1)	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2003 Accounting Changes
Licenses	$979,760	$186,882	$—	$1,166,642
Goodwill	546,702	(115,187)	—	431,515
Total Assets	$4,726,529	$71,695	$—	$4,798,224

Net deferred income tax liability	$415,115	$83,174	$—	$498,289
Retained earnings	1,097,750	(11,479)	—	1,086,271
Total Liabilities and Shareholders' Equity	$4,726,529	$71,695	$—	$4,798,224

	Quarter Ended June 30, 2003
Statement of Operations	As Previously Reported(1)	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2003 Accounting Changes
Operating Revenues
Service	$610,109	$—	$—	$610,109
Equipment sales (2)	29,701	—	6,127	35,828

Total Operating Revenues	639,810	—	6,127	645,937
Operating Expenses
System operations	147,032	—	—	147,032
Cost of equipment sold (2)	57,362	—	22,218	79,580
Selling, general and administrative (2)	274,186	—	(16,091)	258,095
Depreciation	87,463	—	—	87,463
Amortization and accretion	17,231	—	—	17,231
Loss on impairment of intangible assets (3)	—	49,595	—	49,595
Loss on assets held for sale (3)	3,500	—	—	3,500

Total Operating Expenses	586,774	49,595	6,127	642,496

Operating Income	53,036	(49,595)	—	3,441
Loss on marketable equity securities and other investments	—	—	—	—
Income tax expense (benefit)	21,656	(19,590)	—	2,066
Income (loss) before cumulative effect of accounting change	28,311	(30,005)	—	(1,694)
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$28,311	$(30,005)	$—	$(1,694)

Weighted Average Shares Outstanding (000s)	86,134	—	—	86,134
Basic Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$0.33	$(0.35)	$—	$(0.02)
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$0.33	$(0.35)	$—	$(0.02)
Diluted Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$0.33	$(0.35)	$—	$(0.02)
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$0.33	$(0.35)	$—	$(0.02)

	June 30, 2003
Balance Sheet	As Previously Reported(1)	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2003 Accounting Changes
Licenses	$979,759	$137,287	$—	$1,117,046
Goodwill	547,663	(115,187)	—	432,476
Total Assets	$4,819,764	$22,100	$—	$4,841,864

Net deferred income tax liability	$436,956	$63,584	$—	$500,540
Retained earnings	1,126,061	(41,484)	—	1,084,577
Total Liabilities and Shareholders' Equity	$4,819,764	$22,100	$—	$4,841,864

	Quarter Ended September 30, 2003
Statement of Operations	As Previously Reported(1)	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2003 Accounting Changes
Operating Revenues
Service	$628,440	$—	$—	$628,440
Equipment sales (2)	28,903	—	7,633	36,536

Total Operating Revenues	657,343	—	7,633	664,976
Operating Expenses
System operations	153,724	—	—	153,724
Cost of equipment sold (2)	53,383	—	23,543	76,926
Selling, general and administrative (2)	252,483	—	(15,910)	236,573
Depreciation	90,171	—	—	90,171
Amortization and accretion	13,463	—	—	13,463
Loss on impairment of intangible assets (3)	—	—	—	—
Loss on assets held for sale	(1,442)	—	—	(1,442)

Total Operating Expenses	561,782	—	7,633	569,415

Operating Income	95,561	—	—	95,561
Loss on marketable equity securities and other investments	—	—	—	—
Income tax expense (benefit)	46,760	(10,713)	—	36,047
Income (loss) before cumulative effect of accounting change	40,901	10,713	—	51,614
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$40,901	$10,713	$—	$51,614

Weighted Average Shares Outstanding (000s)	86,142	—	—	86,142
Basic Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$0.47	$0.13	$—	$0.60
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$0.47	$0.13	$—	$0.60
Diluted Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$0.47	$0.12	$—	$0.59
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$0.47	$0.12	$—	$0.59

	September 30, 2003
Balance Sheet	As Previously Reported(1)	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2003 Accounting Changes
Licenses	$1,111,780	$137,287	$—	$1,249,067
Goodwill	549,780	(115,187)	—	434,593
Total Assets	$4,772,072	$22,100	$—	$4,794,172

Net deferred income tax liability	$476,820	$52,871	$—	$529,691
Retained earnings	1,166,962	(30,771)	—	1,136,191
Total Liabilities and Shareholders' Equity	$4,772,072	$22,100	$—	$4,794,172

	Quarter Ended December 31, 2003
Statement of Operations	As Previously Reported(1)	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2003 Accounting Changes
Operating Revenues
Service	$620,639	$—	$—	$620,639
Equipment sales (2)	41,749	—	5,708	47,457

Total Operating Revenues	662,388	—	5,708	668,096
Operating Expenses
System operations	137,438	—	—	137,438
Cost of equipment sold (2)	73,029	—	36,972	110,001
Selling, general and administrative (2)	290,899	—	(31,264)	259,635
Depreciation	102,235	—	—	102,235
Amortization and accretion	12,193	—	—	12,193
Loss on impairment of intangible assets (3)	—	—	—	—
Loss on assets held for sale	22,289	—	—	22,289

Total Operating Expenses	638,083	—	5,708	643,791

Operating Income	24,305	—	—	24,305
Loss on marketable equity securities and other investments	(1,700)	—	—	(1,700)
Income tax expense (benefit)	(493)	—	—	(493)
Income (loss) before cumulative effect of accounting change	20,566	—	—	20,566
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$20,566	$—	$—	$20,566

Weighted Average Shares Outstanding (000s)	86,148	—	—	86,148
Basic Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$0.24	$—	$—	$0.24
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$0.24	$—	$—	$0.24
Diluted Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$0.24	$—	$—	$0.24
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$0.24	$—	$—	$0.24

	December 31, 2003
Balance Sheet	As Previously Reported(1)	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2003 Accounting Changes
Licenses	$1,052,039	$137,287	$—	$1,189,326
Goodwill	545,443	(115,187)	—	430,256
Total Assets	$4,923,647	$22,100	$—	$4,945,747

Net deferred income tax liability	$443,033	$52,871	$—	$495,904
Retained earnings	1,187,526	(30,771)	—	1,156,755
Total Liabilities and Shareholders' Equity	$4,923,647	$22,100	$—	$4,945,747

	Quarter Ended March 31, 2002
Statement of Operations	As Previously Reported(1)	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2002 Accounting Changes
Operating Revenues
Service	$461,113	$—	$—	$461,113
Equipment sales (2)	17,307	—	—	17,307

Total Operating Revenues	478,420	—	—	478,420
Operating Expenses
System operations	107,921	—	—	107,921
Cost of equipment sold (2)	30,367	—	8,416	38,783
Selling, general and administrative (2)	187,704	—	(8,416)	179,288
Depreciation	65,977	—	—	65,977
Amortization and accretion	6,775	—	—	6,775

Total Operating Expenses	398,744	—	—	398,744

Operating Income	79,676	—	—	79,676
Loss on marketable equity securities and other investments	—	—	—	—
Income (loss) before cumulative effect of accounting change	44,393	—	—	44,393
Cumulative effect of accounting changes (3)	4,097	(12,657)	—	(8,560)
Net income (loss)	$48,490	$(12,657)	$—	$35,833

Weighted Average Shares Outstanding (000s)	86,053	—	—	86,503
Basic Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$0.52	$—	$—	$0.52
Cumulative effect of accounting change	0.04	(0.13)	—	(0.09)
Net income (loss)	$0.56	$(0.13)	$—	$0.43
Diluted Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$0.51	$—	$—	$0.51
Cumulative effect of accounting change	0.05	(0.14)	—	(0.09)
Net income (loss)	$0.56	$(0.14)	$—	$0.42

	March 31, 2002
Balance Sheet	As Previously Reported(1)	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2002 Accounting Changes
Licenses	$874,764	$208,641	$—	$1,083,405
Goodwill	473,975	(138,885)	—	335,090
Total Assets	$3,715,331	$69,756	$—	$3,785,087

Net deferred income tax liability	$368,253	$82,413	$—	$450,666
Retained earnings	1,189,531	(12,657)	—	1,176,874
Total Liabilities and Shareholders' Equity	$3,715,331	$69,756	$—	$3,785,087

	Quarter Ended June 30, 2002
Statement of Operations	As Previously Reported(1)	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2002 Accounting Changes
Operating Revenues
Service	$501,153	$—	$—	$501,153
Equipment sales (2)	23,186	—	—	23,186

Total Operating Revenues	524,339	—	—	524,339
Operating Expenses
System operations	118,138	—	—	118,138
Cost of equipment sold (2)	36,588	—	9,464	46,052
Selling, general and administrative (2)	191,932	—	(9,464)	182,468
Depreciation	68,957	—	—	68,957
Amortization and accretion	7,452	—	—	7,452

Total Operating Expenses	423,067	—	—	423,067

Operating Income	101,272	—	—	101,272
Loss on Marketable Equity Securities and Other Investments	(244,699)	—	—	(244,699)
Income (loss) before cumulative effect of accounting change	(88,382)	—	—	(88,382)
Cumulative effect of accounting changes (3)	—	—	—	—
Net income (loss)	$(88,382)	$—	$—	$(88,382)

Weighted Average Shares Outstanding (000s)	86,083	—	—	86,083
Basic Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$(1.03)	$—	$—	$(1.03)
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$(1.03)	$—	$—	$(1.03)
Diluted Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$(1.03)	$—	$—	$(1.03)
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$(1.03)	$—	$—	$(1.03)
	June 30, 2002
Balance Sheet	As Previously Reported(1)	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2002 Accounting Changes
Licenses	$877,195	$208,641	$—	$1,085,836
Goodwill	473,975	(138,885)	—	335,090
Total Assets	$3,734,886	$69,756	$—	$3,804,642

Net deferred income tax liability	$387,896	$82,413	$—	$470,309
Retained earnings	1,101,150	(12,657)	—	1,088,493
Total Liabilities and Shareholders' Equity	$3,734,886	$69,756	$—	$3,804,642

	Quarter Ended September 30, 2002
Statement of Operations	As Previously Reported(1)	Investment in Licenses and Goodwill Restated	Retention Reclassifications	As Restated
Effects of 2002 Accounting Changes
Operating Revenues
Service	$561,240	$—	$—	$561,240
Equipment sales (2)	18,546	—	6,485	25,031

Total Operating Revenues	579,786	—	6,485	586,271
Operating Expenses
System operations	136,367	—	—	136,367
Cost of equipment sold (2)	51,595	—	19,775	71,370
Selling, general and administrative (2)	226,251	—	(13,290)	212,961
Depreciation	93,355	—	—	93,355
Amortization and accretion	9,521	—	—	9,521

Total Operating Expenses	517,089	—	6,485	523,574

Operating Income	62,697	—	—	62,697
Loss on marketable equity securities and other investments	(34,210)	—	—	(34,210)
Income (loss) before cumulative effect of accounting change	10,975	—	—	10,975
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$10,975	$—	$—	$10,975

Weighted Average Shares Outstanding (000s)	86,095	—	—	86,095
Basic Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$0.13	$—	$—	$0.13
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$0.13	$—	$—	$0.13
Diluted Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$0.13	$—	$—	$0.13
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$0.13	$—	$—	$0.13

	September 30, 2002
Balance Sheet	As Previously Reported(1)	Investment in Licenses and Goodwill Restated	Retention Reclassifications	As Restated
Effects of 2002 Accounting Changes
Licenses	$1,040,840	$208,641	$—	$1,249,481
Goodwill	629,541	(138,885)	—	490,656
Total Assets	$4,454,754	$69,756	$—	$4,524,510

Net deferred income tax liability	$396,986	$82,413	$—	$479,399
Retained Earnings	1,112,125	(12,657)	—	1,099,468
Total Liabilities and Shareholders' Equity	$4,454,754	$69,756	$—	$4,524,510

	Quarter Ended December 31, 2002
Statement of Operations	As Previously Reported	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2002 Accounting Changes
Operating Revenues
Service	$575,387	$—	$—	$575,387
Equipment sales(2)	26,546	—	6,623	33,169

Total Operating Revenues	601,933	—	6,623	608,556
Operating Expenses
System operations	130,324	—	—	130,324
Cost of equipment sold(2)	66,733	—	19,585	86,318
Selling, general and administrative(2)	268,238	—	(12,962)	255,276
Depreciation	83,704	—	—	83,704
Amortization and accretion	15,413	—	—	15,413

Total Operating Expenses	564,412	—	6,623	571,035

Operating Income	37,521	—	—	37,521
Loss on marketable equity securities and other investments	(16,545)	—	—	(16,545)
Income (loss) before cumulative effect of accounting change	14,629	—	—	14,629
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$14,629	$—	$—	$14,629

Weighted Average Shares Outstanding (000s)	86,113	—	—	86,113
Basic Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$0.17	$—	$—	$0.17
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$0.17	$—	$—	$0.17
Diluted Earnings Per Share:
Income (loss) before cumulative effect of accounting change	$0.17	$—	$—	$0.17
Cumulative effect of accounting change	—	—	—	—
Net income (loss)	$0.17	$—	$—	$0.17

	December 31, 2002
Balance Sheet	As Previously Reported	Investment in Licenses and Goodwill Restatements	Retention Reclassifications	As Restated
Effects of 2002 Accounting Changes
Licenses	$1,038,556	$208,641	$—	$1,247,197
Goodwill	643,629	(138,885)	—	504,744
Total Assets	$4,699,841	$69,756	$—	$4,769,597

Net deferred income tax liability	$359,401	$82,413	$—	$441,814
Retained earnings	1,126,752	(12,657)	—	1,114,095
Total Liabilities and Shareholders' Equity	$4,699,841	$69,756	$—	$4,769,597

(1)
The amounts as previously reported for the March 31, June 30, and September 30, 2003 and 2002 statements of operations and the 2003 balance sheets are based on amendment No. 2 to the March 31, 2003, June 30, 2003 and September 30, 2003 Quarterly Reports on Form 10-Q filed on March 10, 2004. The March 31, 2002, June 30, 2002 and September 30, 2002 balance sheet amounts have been adjusted to reflect a change in method of accounting for commission expense related to customer activations as described in the Cumulative Effect of Accounting Changes section of Note 1 "Summary of Significant Accounting Policies."

(2)
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

(3)
Prior to January 1, 2002, U.S. Cellular allocated the excess of purchase price over tangible assets and liabilities acquired to investment in licenses and goodwill. At that time, the accounting treatment for U.S. Cellular's investment in licenses and goodwill was the same for book purposes, with both asset classes amortized over an expected life of 40 years. However, no deferred taxes were provided on the amounts allocated to goodwill.

Based upon a subsequent review of goodwill, U.S. Cellular has restated the allocation of $138.9 million of purchase price recorded as goodwill to investment in licenses as of January 1, 2002, the date of the adoption of SFAS No. 142. In connection with this restatement, an additional deferred tax liability of $90.7 million was recorded as of January 1, 2002. The additional deferred tax liability recorded in conjunction with this restatement increased the carrying value of U.S. Cellular's investment in licenses by a corresponding $90.7 million. Following these adjustments, U.S. Cellular reperformed the impairment tests for its investment in licenses as of January 1, 2002, and recorded an impairment loss upon $12.7 million, ($20.9 million before income taxes of $8.2 million). This impairment has been recorded as a cumulative effect of an accounting change at January 1, 2002, the date of the adoption of SFAS 142.

In the first quarter of 2003, U.S. Cellular had recorded a loss on assets held for sale related to the pending disposition of certain wireless properties. The investment in licenses upon which the impairment was recorded in the first quarter of 2002 included the investment in licenses of these properties. As a result, a portion of the originally recognized loss on assets held for sale in the first quarter of 2003 was recognized in the first quarter of 2002. Consequently, loss on assets held for sale in 2003 has been reduced by $1.9 million, before income taxes of $0.8 million. In the third quarter of 2003, U.S. Cellular had originally recorded an income tax expense upon the closing of the disposition of such wireless properties. This tax expense has been reduced due to the reversal of additional deferred tax liabilities that were recorded with respect to the wireless properties exchanged in conjunction with the restatement from goodwill to investment in licenses. Consequently, income tax expense in 2003 has been reduced by $10.7 million.

In addition, as a result of the restatement discussed above, U.S. Cellular also reperformed the annual impairment test for its investment in licenses for 2003, which was originally performed during the second quarter of 2003. This resulted in the recognition of an additional impairment loss of $49.6 million, before income taxes of $19.6 million. This additional loss has been recorded in the second quarter of 2003.

Shareholder Information

Stock and Dividend Information

        U.S. Cellular's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of April 30, 2004, the Company's Common Shares were held by 457 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

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

QuickLinks

INCORPORATED PORTIONS OF THE UNITED STATES CELLULAR CORPORATION'S 2003 ANNUAL REPORT TO SECURITY HOLDERS
Notes to Consolidated Financial Statements
Report of Independent Auditors