Form 10-K/A, Exhibit 13
period 2004-12-31
UNITED STATES CELLULAR CORP
filed 2006-04-26
CIK 821130

Management’s Discussion and Analysis of Financial Condition and Results of Operations

United States Cellular Corporation (“U.S. Cellular”) owns, operates and invests in wireless markets throughout the United States. U.S. Cellular is an 82.0%-owned subsidiary of Telephone and Data Systems, Inc. (“TDS”).

The following discussion and analysis should be read in conjunction with U.S. Cellular’s audited consolidated financial statements and footnotes included herein and the description of U.S. Cellular’s business included in Item 1 in the U.S. Cellular Annual Report on Form 10-K/A for the year ended December 31, 2004.

U.S. Cellular owned, or had the right to acquire pursuant to certain agreements, either majority or minority interests in 151 cellular markets and 69 personal communication service markets at December 31, 2004. A summary of the number of markets U.S. Cellular owns or has rights to acquire as of December 31, 2004 follows:

Number of Markets
Consolidated markets (1)	175
Consolidated markets to be acquired pursuant to existing agreements (2)	21
Minority interests accounted for using equity method (3)	19
Minority interests accounted for using cost method (4)	5
Total markets to be owned after completion of pending transactions	220

(1)   U.S. Cellular owns a controlling interest in each of these markets.

(2)          U.S. Cellular owns rights to acquire controlling interests in 21 additional wireless licenses, 20 of which result from an acquisition agreement with AT&T Wireless, now Cingular, which closed in August 2003. U.S. Cellular has up to five years from the transaction closing date to exercise its rights to acquire the licenses. In a separate agreement, U.S. Cellular agreed to purchase a controlling interest in one license from Cingular.

(3)          Represents licenses in which U.S. Cellular owns an interest that is not a controlling financial interest and which are accounted for using the equity method.

(4)          Represents licenses in which U.S. Cellular owns an interest that is not a controlling financial interest and which are accounted for using the cost method.

Restatement

U.S. Cellular and its audit committee concluded on November 9, 2005, that U.S. Cellular would amend its Annual Report on Form 10-K for the year ended December 31, 2004 to restate its financial statements and financial information for each of the three years in the period ended December 31, 2004, including quarterly information for 2004 and 2003, and certain selected financial data for the years 2001 and 2000. U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005 to restate the financial statements and financial information included therewith.

On November 11, 2005, U.S. Cellular announced that the staff of the Midwest Regional Office of the Securities and Exchange Commission (“SEC”) had advised U.S. Cellular that it was conducting an investigation into the restatement of financial statements announced by U.S. Cellular on November 10, 2005.   U.S. Cellular intends to cooperate fully with the SEC staff in this investigation.

The restatement adjustments principally correct items that were recorded in the financial statements previously but not in the proper periods and certain income tax errors. Correction of the errors, with the exception of income taxes discussed below, individually did not have a material impact on income before income taxes and minority interest, net income or earnings per share; however, when aggregated, the items were considered to be material. The restatement adjustments to correct income tax accounting had a material impact individually on net income and earnings per share in prior periods.  The restated financial statements are adjusted to record certain obligations in the periods such obligations were incurred and, correct the timing of the reversal of certain tax liabilities and record revenues in the periods such revenues were earned.  The adjustments are described below.

•      Income taxes – U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. In the restatement, U.S. Cellular corrected its income tax expense, federal and state taxes payable, liabilities accrued for tax contingencies, deferred income tax assets and liabilities and related disclosures for the years ended December 31, 2004, 2003 and 2002 for items identified based on a reconciliation of income tax accounts.  The reconciliation compared amounts used for financial reporting purposes to the amounts used in the preparation of the income tax returns, and took into consideration the results of federal and state income tax audits and the resulting book/tax basis differences which generate deferred tax assets and liabilities.  In addition, a review of the state deferred income tax rates used to establish deferred income tax assets and liabilities identified errors in the state income tax rate used which resulted in adjustments to correct the amount of deferred income tax assets and liabilities recorded for temporary differences between the timing of when certain transactions are recognized for financial and income tax reporting.

•      Federal universal service fund (“USF”) contributions – In 2004 and 2003, Universal Service Administrative Company (“USAC”) billings to U.S. Cellular for USF contributions were based on estimated revenues reported to USAC by U.S. Cellular in accordance with USAC’s established procedures. However, U.S. Cellular’s actual liability for USF is based upon its actual revenues and USAC’s established procedures provide a method to adjust U.S. Cellular’s estimated liability to its actual liability. In the first six months of 2005 and the full years of 2004 and 2003, U.S. Cellular’s actual revenues exceeded estimated revenues reported to USAC on an interim basis.  As a result, additional amounts were due to USAC in 2005 and 2004 based on U.S. Cellular’s annual report filings.  Such additional amounts were incorrectly expensed when the invoices were received from USAC rather than at the time the obligation was incurred.  In the third quarter of 2005, U.S. Cellular corrected its accounting for USF contributions to record expense reflecting the estimated obligation incurred based on actual revenues reported during the period.  Accordingly, in the restatement, U.S. Cellular has adjusted previously reported USF contributions expense to reflect the estimated liability incurred during the period.

•      Customer contract termination fees – In the fourth quarter of 2003, U.S. Cellular revised its business practices related to the billing of contract termination fees charged when a customer disconnected service prior to the end of the customer’s contract.  This change resulted in an increase in amounts billed to customers and revenues even though a high percentage of the amounts billed were deemed uncollectible. At the time of the change in business practice, U.S. Cellular incorrectly recorded revenues related to such fees at the time of billing, as generally accepted accounting principles (“GAAP”) would preclude revenue recognition if the receivable is not reasonably assured of collection.  In the first quarter of 2005, U.S. Cellular corrected its accounting to record revenues related to such fees only upon collection, in recognition of the fact that the collectibility of the revenues was not reasonably assured at the time of billing.  In the restatement, U.S. Cellular made adjustments to properly reflect revenues for such fees upon collection beginning on October 1, 2003.

•      Leases and contracts – U.S. Cellular has entered into certain operating leases (as both lessee and lessor) that provide for specific scheduled increases in payments over the lease term. In the third quarter of 2004, U.S. Cellular made adjustments for the cumulative effect which were not considered to be material to either that quarter or to prior periods to correct its accounting and to recognize revenues and expenses under such agreements on a straight-line basis over the term of the lease in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases,” as amended, and related pronouncements. In addition, the accounting for certain other long-term contracts, for which a cumulative effect adjustment was made in the first quarter of 2005, was corrected to recognize expenses in the appropriate periods. The restatement adjustments reverse the cumulative amounts previously recorded in the third quarter of 2004 and the first quarter of 2005, and properly record such revenues and expenses on a straight-line basis in the appropriate periods.

•      Promotion rebates – From time to time, U.S. Cellular’s sales promotions include rebates on sales of handsets to customers.  In such cases, U.S. Cellular reduces revenues and records a liability at the time of sale reflecting an estimate of rebates to be paid under the promotion.  Previously, the accrued liability was not adjusted on a timely basis upon expiration of the promotion to reflect the actual amount of rebates paid based upon information available at the date the financial statements were issued.  In the restatement, U.S. Cellular has corrected revenues and accrued liabilities to reflect the impacts associated with promotion rebates in the appropriate periods.

•      Operations of consolidated partnerships managed by a third party – Historically, U.S. Cellular recorded the results of operations of certain consolidated partnerships managed by a third party on an estimated basis, and adjusted such estimated results to the actual results upon receipt of financial statements in the following quarter. However, GAAP requires that the actual amounts be used. In the restatement, U.S. Cellular has corrected its financial statements to recognize results of operations in the appropriate period based on the partnerships’ actual results of operations reported for such periods.

•      Investment income from entities accounted for by the equity method – Historically, U.S. Cellular recorded an estimate each quarter of its proportionate share of net income (loss) from certain entities accounted for by the equity method, and adjusted such estimate to the actual share of net income (loss) upon receipt of financial statements in the following quarter. However, GAAP requires that the actual amounts be used.  In the restatement, U.S. Cellular has corrected its financial statements to recognize investment income in the appropriate period based on the entities’ actual net income (loss) reported for such periods.

•      Consolidated statements of cash flows – In the restatement, the classification of cash distributions received from unconsolidated entities has been corrected to properly reflect cash received, which represents a return on investment in the unconsolidated entities, as cash flows from operating activities; previously, the cash received on such investments was classified as cash flows from investing activities. Also, the classification of certain noncash stock-based compensation expense has been corrected to properly reflect such noncash expense as an adjustment to cash flows from operating activities; previously, such expense was classified as cash flows from financing activities.

•      Other items – In addition to the adjustments described above, U.S. Cellular recorded a number of other adjustments to correct and record revenues and expenses in the periods in which such revenues and expenses were earned or incurred. These adjustments were not significant, either individually or in aggregate.

The table below summarizes the impact on income (loss) before income taxes and minority interest as a result of the restatement.

(Dollars in thousands, except per share amounts)	2004	2003	2002	Prior to 2002
	(Increase (decrease) dollars in thousands)
Income (Loss) Before Income Taxes and Minority Interest, as previously reported	$192,632	$106,150	$(12,388)
Federal universal service fund contributions	2,973	(4,620)	—	$—
Customer contract termination fees	(599)	(2,992)	—	—
Leases and contracts	1,363	(2,201)	(785)	(1,060)
Promotion rebates	1,027	—	—	—
Operations of consolidated partnerships managed by a third party	1,183	(245)	(539)	(147)
Investment income from entities accounted for by the equity method	(3,368)	(975)	124	(2,352)
Other items	(386)	(281)	(78)	(1,601)
Total adjustment	2,193	(11,314)	(1,278)	$(5,160)
Income (Loss) Before Income Taxes and Minority Interest, as restated	$194,825	$94,836	$(13,666)

The table below summarizes the impacts on net income (loss) and earnings per share as a result of the restatement.

	2004		2003		2002		Prior to 2002
	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)
	(Increase (decrease) dollars in thousands, except per share amounts)
As previously reported	$109,021	$1.26	$42,660	$0.49	$(26,945)	$(0.31)
Federal universal service fund contributions	1,616	0.02	(2,522)	(0.03)	—	—	$—
Customer contract termination fees	(339)	(0.01)	(1,672)	(0.02)	—	—	—
Leases and contracts	725	0.01	(1,285)	(0.01)	(450)	(0.01)	(591)
Promotion rebates	584	0.01	—	—	—	—	—
Operations of consolidated partnerships managed by a third party	525	0.01	(108)	—	(234)	—	(70)
Investment income from entities accounted for by the equity method	(2,039)	(0.03)	(590)	(0.01)	75	—	(1,423)
Income taxes	(358)	(0.01)	(2,839)	(0.03)	(6,696)	(0.08)	17,059
Other items	(219)	—	(172)	—	(48)	—	(1,585)
Total adjustment	495	—	(9,188)	(0.10)	(7,353)	(0.09)	$13,390
As restated	$109,516	$1.26	$33,472	$0.39	$(34,298)	$(0.40)

OVERVIEW

The following is a summary of certain selected information from the complete management discussion that follows the overview and does not contain all of the information that may be important. You should carefully read this entire Management’s Discussion and Analysis of Results of Operations and Financial Condition and not rely solely on the overview.

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

Recent Acquisitions, Exchanges and Divestitures

U.S. Cellular’s business development strategy is to purchase controlling interests in wireless licenses in areas adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas. Its largest contiguous service area is in the Midwest/Southwest, where it serves 3.0 million customers and has licenses covering a total population of more than 31 million. U.S. Cellular’s operating strategy is to strengthen the geographic areas where it can continue to build long-term operating synergies and to exit those areas where it does not have opportunities to build such synergies. U.S. Cellular’s most recently completed transactions are summarized below.

•      Carroll Wireless, L.P. (“Carroll Wireless”), an entity in which U.S. Cellular is a limited partner, was a successful bidder for 17 licensed areas in the auction of wireless spectrum designated by the FCC as Auction 58, which ended on February 15, 2005. These 17 licensed areas cover portions of 11 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

•      On December 20, 2004, U.S. Cellular completed the sale of the Daytona Beach, Florida 20 megahertz C block personal communication service license to MetroPCS California/Florida, Inc. (“MetroPCS”) for $8.5 million.

•      On November 30, 2004, U.S. Cellular completed the sale of certain wireless properties to ALLTEL Communications, Inc. (“ALLTEL”) for $80.2 million in cash, subject to a working capital adjustment. The properties sold included two consolidated operating markets and five minority interests.

•      On February 18, 2004, U.S. Cellular completed the sale of certain wireless properties in southern Texas to AT&T Wireless Services, Inc. (“AT&T Wireless”), now a subsidiary of Cingular Wireless LLC (“Cingular”), for $96.5 million in cash.

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

•      On August 7, 2002, U.S. Cellular completed the acquisition of the “Chicago market,” a 20 megahertz license in the Chicago major trading area (excluding Kenosha County, Wisconsin) for $617.8 million.

Operating Results

U.S. Cellular’s operating income increased 69% in 2004 and decreased 61% in 2003. The increase in 2004 primarily reflected increased revenues and gains on assets held for sale and the absence of losses on impairments and assets held for sale compared to 2003. The increase in 2004 was offset by increased expenses related to the launch of new markets, decreased operating income due to divestitures of markets, increased equipment subsidies and increased depreciation expense. The decrease in 2003 is primarily due to expenses related to the increased costs of acquiring, serving and retaining U.S. Cellular’s customers, the ongoing development of the Chicago market, losses on assets held for sale related to the exchange and sale transactions entered into with AT&T Wireless and loss on impairment of intangible assets. Operating income margins (as a percent of service revenues) were 7.0% in 2004, 4.5% in 2003 and 13.3% in 2002.

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

In the exchange and divestiture transactions discussed previously, U.S. Cellular has divested operations that were generating revenues, cash flows from operations and operating income; however, a significant portion of such revenues, cash flows from operations and operating income was attributable to inbound roaming traffic and was not primarily generated by U.S. Cellular’s customers in those markets. In exchange, U.S. Cellular received cash and received or will receive licenses that will be in a development phase for several years. U.S. Cellular uses cash proceeds from these transactions to help defray costs related to building out new markets. U.S. Cellular anticipates that it may require debt or equity financing over the next few years for capital expenditures, for the development of new markets and to further its growth in recently launched markets. However, U.S. Cellular has substantial borrowing capacity available under its revolving credit agreement to meet those needs.

Financing Initiatives

U.S. Cellular had cash and cash equivalents totaling $41.1 million and $669.8 million of availability under its revolving credit facilities as of December 31, 2004. U.S. Cellular is also generating substantial cash flows from operations. Cash flows from operating activities totaled $566.1 million in 2004, $671.3 million in 2003 and $651.2 million in 2002. In addition, U.S. Cellular has access to public and private capital markets to help meet its long-term financing needs. Management believes that cash on hand, expected future cash flows from operations and existing sources of external financing provide substantial financial flexibility and are sufficient to permit U.S. Cellular to finance its contractual obligations and anticipated capital expenditures.

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

2002

•      Monetized its investment in Vodafone Group Plc through variable prepaid forward contracts (“forward contracts”) which mature in 2007, receiving $159.9 million in cash.

•      Established a five-year, $325 million revolving credit facility with a series of banks.

•      Sold $130 million of 30-year, 8.75% senior notes.

See “Financial Resources” and “Liquidity and Capital Resources.”

RESULTS OF OPERATIONS

Following is a table of summarized operating data for U.S. Cellular’s consolidated operations:

December 31, (1a)	2004	2003	2002
Total market population (2)	44,391,000	46,267,000	41,048,000
Customers (3)	4,945,000	4,409,000	4,103,000
Market penetration (4)	11.14%	9.53%	10.00%
Total full-time equivalent employees	6,725	6,225	6,100
Cell sites in service	4,856	4,184	3,914

For the Year Ended December 31, (1b)	2004	2003	2002
	(as restated)	(as restated)	(as restated)
Average monthly service revenue per customer (5)	$46.61	$47.29	$47.28
Post-pay churn rate per month (6)	1.5%	1.5%	1.8%
Sales and marketing cost per gross customer addition (7)	$403	$380	$365

(1a)    Amounts in 2004 (i) do not include the two markets sold to ALLTEL in November 2004; (ii) do not include the six markets sold to AT&T Wireless in February 2004; (iii) do not include the 10 markets transferred to AT&T Wireless in August 2003; and (iv) include the 15 markets acquired and transferred from AT&T Wireless in August 2003. Amounts in 2003 (i) include the two markets sold to ALLTEL in November 2004; (ii) include the six markets sold to AT&T Wireless in February 2004; (iii) do not include the 10 markets transferred to AT&T Wireless in August 2003; and (iv) include the 15 markets acquired and transferred from AT&T Wireless in August 2003. Amounts in 2002 include the results from the Chicago market acquired in August 2002.

(1b)   Amounts in 2004 (i) include the results of the two markets sold to ALLTEL through November 30, 2004; (ii) include the results of the six markets sold to AT&T Wireless through February 17, 2004; (iii) do not include the results of the 10 markets transferred to AT&T Wireless in August 2003 for the entire period; and (iv) include the development and operating activities of the 15 markets acquired and transferred from AT&T Wireless in August 2003 for the entire period. Amounts in 2003 (i) include the results of the two markets sold to ALLTEL in November 2004 for the entire period; (ii) include the results of the six markets sold to AT&T Wireless in February 2004 for the entire period; (iii) include the results of the 10 markets transferred to AT&T Wireless through July 31, 2003; and (iv) include the development and acquisition activities of the 15 markets acquired and transferred from AT&T Wireless from the transfer date of August 1, 2003 to December 31, 2003. Amounts in 2002 include the operations of the Chicago market from August 7 through December 31.

(2)          Represents 100% of the population of the markets in which U.S. Cellular has a controlling financial interest for financial reporting purposes. The total market population of 1.5 million in the 10 markets that U.S. Cellular transferred to AT&T Wireless in August 2003 is excluded from this amount for 2003, as the customers of these 10 markets are not included in U.S. Cellular’s consolidated customer base as of December 31, 2003 or 2004. The total market population of the two markets sold to ALLTEL in November 2004 and the six markets sold to AT&T Wireless in February 2004 are not included in this amount for 2004, as the customers sold in these transactions are not included in U.S. Cellular’s consolidated customer base as of December 31, 2004.

(3)          U.S. Cellular’s customer base consists of the following types of customers:

December 31,	2004	2003	2002
Customers on postpay service plans in which the end user is a customer of U.S. Cellular (“postpay customers”)	4,303,000	3,942,000	3,765,000
End user customers acquired through U.S. Cellular’s agreement with a third party (“reseller customers”) *	467,000	316,000	213,000
Total postpay customer base	4,770,000	4,258,000	3,978,000
Customers on prepaid service plans in which the end user is a customer of U.S. Cellular (“prepaid customers”)	175,000	151,000	125,000
Total customers	4,945,000	4,409,000	4,103,000

*           Pursuant to its agreement with the third party, U.S. Cellular is compensated by the third party on a postpay basis; as a result, all customers U.S. Cellular has acquired through this agreement are considered to be postpay customers.

(4)          Calculated using 2003, 2002 and 2001 Claritas population estimates for 2004, 2003 and 2002, respectively. “Total market population” is used only for the purposes of calculating market penetration, which is calculated by dividing customers by the total market population (without duplication of population in overlapping markets).

(5)          Management uses this measurement to assess the amount of service revenue U.S. Cellular generates each month on a per unit basis. Variances in this measurement are monitored and compared to variances in expenses on a per unit basis. Average monthly service revenue per customer is calculated as follows:

Year Ended or at December 31,	2004	2003	2002
	(as restated)	(as restated)	(as restated)
Service revenue (000s)	$2,616,946	$2,418,922	$2,100,213
Divided by average customers during period (000s)	4,679	4,263	3,702
Divided by twelve months in each period	12	12	12
Average monthly revenue per customer	$46.61	$47.29	$47.28

(6)          Postpay churn rate per month represents the percentage of the postpay customer base that disconnects service each month, including both postpay customers and reseller customer numbers. Reseller customers can disconnect service without the associated account number being disconnected from U.S. Cellular’s network if the reseller elects to reuse the customer telephone number. Only those reseller customer numbers that are disconnected from U.S. Cellular’s network are counted in the number of postpay disconnects. The calculation divides the total number of postpay and reseller customers who disconnect service during the period by the number of months in such period, and then divides that quotient by the average monthly postpay customer base, which includes both postpay and reseller customers, for such period.

(7)          For a discussion of the components of this calculation, see “Operating Expenses – Selling, General and Administrative.”

Operating Revenues

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)	(as restated)	(as restated)	(as restated)

Retail service (1)	$2,271,280	$2,027,094	$1,702,402
Inbound roaming	171,600	221,536	250,162
Long-distance and other (1)	174,066	170,292	147,649
Service Revenues	2,616,946	2,418,922	2,100,213
Equipment sales	191,255	158,832	98,662
Total Operating Revenues	$2,808,201	$2,577,754	$2,198,875

(1)          Certain amounts reported in prior years have been reclassified to conform to current period presentation.

Operating revenues increased $230.4 million, or 9%, to $2,808.2 million in 2004 from $2,577.8 million in 2003 and increased $378.9 million, or 17%, in 2003 from $2,198.9 million in 2002.

Service revenues increased $198.0 million, or 8%, to $2,616.9 million in 2004 from $2,418.9 million in 2003, and increased $318.7 million, or 15%, in 2003 from $2,100.2 million in 2002. Service revenues primarily consist of: (i) charges for access, airtime, roaming and value-added services provided to U.S. Cellular’s retail customers (“retail service”); (ii) charges to other wireless carriers whose customers use U.S. Cellular’s wireless systems when roaming (“inbound roaming”); and (iii) charges for long-distance calls made on U.S. Cellular’s systems. The increases in both years were primarily due to the growth in the number of retail customers in each year. Monthly service revenue per customer averaged $46.61 in 2004, $47.29 in 2003 and $47.28 in 2002.

Retail service revenues increased $244.2 million, or 12%, to $2,271.3 million in 2004 from $2,027.1 million in 2003, and increased $324.7 million, or 19%, in 2003 from $1,702.4 million in 2002. Growth in U.S. Cellular’s average customer base of 10% and 15% in 2004 and 2003, respectively, and an increase in average monthly retail service revenues per customer were the primary reasons for the increases in retail service revenues in all three years. The average number of customers is affected by the timing of acquisitions and divestitures in all three years, including the acquisition of the Chicago market in August 2002 and the disposition of markets in August 2003, February 2004 and November 2004.

Also, in the fourth quarter of 2003, U.S. Cellular revised its business practices related to the billing of contract termination fees.  This change resulted in an increase in amounts billed to customers that ultimately were deemed uncollectible.  At the time of the change in business practice, U.S. Cellular recorded revenues related to such fees at the time of billing, and recorded bad debts expense in subsequent periods when the related accounts receivable were determined to be uncollectible.  In the first quarter fo 2005, U.S. Cellular changed its accounting to record revenues related to such fees only upon collection, in recognition of the fact that the collectibility of the revenues was not reasonably assured at time of billing. In connection with the restatement discussed above, U.S. Cellular corrected its accounting effective October 1, 2003 to coincide with the timing of the change in its business practice.  As a result of this change, 2004 retail service revenues and bad debts expense were $31.3 million and $30.7 million lower than they would have been under the practice used prior to October 1, 2003, and 2003 retail service revenues and bad debts expense were $6.5 million and $3.6 million lower than they would have been under the accounting method used prior to October 1, 2003.

Management anticipates that growth in the customer base in U.S. Cellular’s wireless markets will be slower in the future, primarily as a result of the increased competition in its markets and continued penetration of the consumer market. However, as U.S. Cellular expands its operations in recently acquired markets in future years, it anticipates adding customers and revenues in those markets, increasing its overall customer and revenue growth rates.

In addition, the increases in retail service revenues in both years reflect increases of $16.4 million in 2004 and $45.9 million in 2003 in amounts billed to U.S. Cellular’s customers to offset costs related to certain regulatory mandates, such as universal service funding, wireless number portability and E-911 infrastructure, which are being passed through to customers. In particular, the amounts U.S. Cellular charges to its customers to offset universal service funding costs increased significantly due to changes in FCC regulations beginning April 1, 2003.

Average monthly retail service revenues per customer increased 2% to $40.45 in 2004 from $39.62 in 2003, and increased 4% in 2003 from $37.97 in 2002. These increases were driven by an increase in average minutes of use per customer, the effect of which was partially offset by a decline in average revenue per minute of use. An increase in revenues from data-related products and services, which totaled $67.0 million in 2004, positively impacted average monthly retail service revenues per customer in 2004.

Monthly local retail minutes of use per customer averaged 539 in 2004, 422 in 2003 and 304 in 2002. The increases in both years were driven by U.S. Cellular’s focus on designing sales incentive programs and customer billing rate plans to stimulate overall usage. In 2003, the increase was also attributable to the acquisition of the Chicago market in August 2002, whose customers used more minutes per month than the U.S. Cellular average. The impact on retail service revenues of the increased minutes of use in both years was partially offset by a decrease in average revenue per minute of use. The decrease in average revenue per minute of use reflects the effects of increasing competition, which has led to the inclusion of an increasing number of minutes in package pricing plans. Management anticipates that U.S. Cellular’s average revenue per minute of use will continue to decline in the future, reflecting increased competition and continued penetration of the consumer market.

Inbound roaming revenues decreased $49.9 million, or 23%, to $171.6 million in 2004 from $221.5 million in 2003, and decreased $28.7 million, or 11%, in 2003 from $250.2 million in 2002. The decreases in revenue related to inbound roaming on U.S. Cellular’s systems in both years primarily resulted from a decrease in revenue per roaming minute of use, partially offset by an increase in roaming minutes used. Also contributing to the decrease in both years were the transfer of the Florida and Georgia markets and the sale of the southern Texas markets to AT&T Wireless in August 2003 and February 2004, respectively. These markets had historically provided substantial amounts of inbound roaming revenues. The increases in inbound roaming minutes of use in both years were primarily driven by the overall growth in the number of customers throughout the wireless industry. The declines in revenue per minute of use in both years were primarily due to the general downward trend in negotiated rates.

Management anticipates that the future rate of growth in inbound roaming minutes of use will be reduced due to three factors:

•      newer customers may roam less than existing customers, reflecting further penetration of the consumer market;

•      the divestiture of U.S. Cellular’s markets in Florida and Georgia in August 2003 and in southern Texas in February 2004, which have historically provided substantial inbound roaming minutes of use; and

•      U.S. Cellular’s roaming partners may switch their business from U.S. Cellular to other operators or to their own systems.

Management also anticipates that average inbound roaming revenue per minute of use will continue to decline, reflecting the continued general downward trend in negotiated rates.

Long-distance and other revenues increased $3.8 million, or 2%, to $174.1 million in 2004 from $170.3 million in 2003, and increased $22.7 million, or 15%, in 2003 from $147.6 million in 2002. The increases in both years primarily reflected $12.7 million and $12.7 million increases, respectively, in competitive eligible telecommunications carrier funds received for the states in which U.S. Cellular is eligible to receive such funds.

Partially offsetting the increase in 2004 were decreases in the remaining long-distance and other revenues. The decrease was driven by price reductions primarily related to long-distance charges on roaming minutes of use as well as U.S. Cellular’s increasing use of pricing plans for its customers which include long-distance calling at no additional charge. This effect was partially offset by an increase in the volume of long-distance calls billed by U.S. Cellular to other wireless carriers whose customers used U.S. Cellular’s systems to make long-distance calls.

In 2003, the increase in the volume of long-distance calls on U.S. Cellular’s systems, by both U.S. Cellular’s customers and customers of other wireless carriers who were using U.S. Cellular’s systems while roaming, further increased long-distance and other revenues. This effect was partially offset by price reductions primarily related to long-distance charges on roaming minutes of use as well as U.S. Cellular’s increasing use of pricing plans for its customers which include long-distance calling at no additional charge.

Equipment sales revenues increased $32.5 million, or 20%, to $191.3 million in 2004 from $158.8 million in 2003, and increased $60.1 million, or 61%, in 2003 from $98.7 million in 2002.

U.S. Cellular includes in its equipment sales revenues any handsets and related accessories sold to its customers, whether the customers are new to U.S. Cellular or are current customers who are changing handsets. U.S. Cellular also sells handsets to its agents at a price approximately equal to U.S. Cellular’s cost, before applying any rebates. Selling handsets to agents enables U.S. Cellular to provide better control over handset quality, establish roaming preferences and pass along quantity discounts.

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

The increase in equipment sales revenues in both years primarily represents $25.7 million and $52.7 million increases, respectively, in handset sales to agents. Customers added to U.S. Cellular’s customer base through its marketing distribution channels (“gross customer activations”), one of the primary drivers of equipment sales revenues, increased 15% in 2004 and 24% in 2003. In 2003, the number of handsets provided to current customers for retention purposes also increased significantly, further increasing equipment sales revenues. Retention transactions have increased as U.S. Cellular’s customer base has grown and it continued to focus on retaining customers by offering existing customers new handsets similar to those offered to new customers as the expiration dates of customers’ service contracts approached.

Operating Expenses

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)	(as restated)	(as restated)	(as restated)

System operations (excluding depreciation shown below)	$562,690	$578,289	$493,624
Cost of equipment sold	486,605	355,139	242,465
Selling, general and administrative	1,088,181	1,007,599	831,421
Depreciation	450,292	374,935	312,434
Amortization and accretion	47,910	57,564	39,161
Loss on impairment of intangible assets	—	49,595	—
(Gain) loss on assets held for sale	(10,806)	45,908	—
Total Operating Expenses	$2,624,872	$2,469,029	$1,919,105

Operating expenses increased $155.9 million, or 6%, to $2,624.9 million in 2004 from $2,469.0 million in 2003, and increased $549.9 million, or 29%, in 2003 from $1,919.1 million in 2002.

System operations expenses (excluding depreciation) decreased $15.6 million, or 3%, to $562.7 million in 2004 from $578.3 million in 2003, and increased $84.7 million, or 17%, in 2003 from $493.6 million in 2002. System operations expenses include charges from landline telecommunications service providers for U.S. Cellular’s customers’ use of their facilities, costs related to local interconnection to the landline network, charges for maintenance of U.S. Cellular’s network, long-distance charges, outbound roaming expenses and payments to third-party data product and platform developers. The changes in system operations expenses in both years were due to the following factors:

•      the number of cell sites within U.S. Cellular’s systems increased 16% to 4,856 in 2004 from 4,184 in 2003 and increased 7% from 3,914 in 2002, as U.S. Cellular continues to expand and enhance coverage in its service areas through both acquisitions and internal growth; and

•      increases in minutes of use on U.S. Cellular’s systems and by its customers using other systems when roaming.

The ongoing reductions both in the per-minute cost of usage on U.S. Cellular’s systems and in negotiated roaming rates offset the above factors.

As a result of the above factors, the components of system operations expenses were affected as follows:

•      the cost of minutes used on U.S. Cellular’s systems increased $22.3 million, or 13%, in 2004 and $47.2 million, or 39%, in 2003, while total minutes used on U.S. Cellular’s systems increased 40% in 2004 and 67% in 2003;

•      maintenance, utility and cell site expenses increased $14.0 million, or 8% in 2004 and $40.7 million, or 31%, in 2003, as the average number of cell sites in service increased 11% and 19% in 2004 and 2003, respectively; and

•      expenses incurred when U.S. Cellular’s customers used other systems while roaming decreased $51.9 million, or 22%, in 2004 and decreased $0.5 million, or less than 1%, in 2003, primarily due to the decreases in per-minute cost of roaming revenues and the divestitures of markets to AT&T Wireless in 2003 and 2004. The per-minute cost of roaming charges is negotiated with other carriers in tandem with per minute rates for inbound roaming revenues and have experienced a general decline over the past several years. Also in 2004, U.S. Cellular received $8.1 million of refunds of sales taxes on outbound roaming transactions which had been charged to system operations expenses in prior years.

In addition, system operations expenses increased in 2003 due to the August 2002 acquisition of the Chicago market, as a full year of activity in the Chicago market is included in 2003 compared to only the period from August 7 – December 31 in 2002. Systems operations expenses decreased in 2004 and 2003 due to the August 2003 transfer and February 2004 sale of markets to AT&T Wireless.

In 2004 and 2003, roaming charges paid by U.S. Cellular to third parties when its customers roamed in the Chicago market and other recently launched markets declined.  Continued integration of these markets into U.S. Cellular’s operations resulted in increased use of U.S. Cellular’s system by its customers and a corresponding decrease in roaming by its customers on other systems, primarily in the Midwest. Prior to acquiring the Chicago market and other recently launched markets, U.S. Cellular paid roaming charges to third parties when any of its customers roamed in those markets.

Monthly systems operations expenses per customer decreased 11% to $10.02 in 2004 and increased 2% to $11.30 in 2003 from $11.11 in 2002. This measurement is calculated by dividing total system operations expenses as reported for each of the annual periods by 12, then dividing that quotient by average customers during each respective 12-month period as defined in footnote 5 to the table of summarized operating data shown at the beginning of the Results of Operations section. Management uses this measurement to assess the cost of customer usage and network usage and maintenance on a per unit basis and to monitor efficiency.

In total, management expects system operations expenses to increase over the next few years, driven by the following factors:

•      increases in the number of cell sites within U.S. Cellular’s systems as it continues to add capacity and enhance quality in all markets, and continues development activities in new markets; and

•      increases in minutes of use, both on U.S. Cellular’s systems and by U.S. Cellular’s customers on other systems when roaming.

These factors are expected to be partially offset by anticipated decreases in the per-minute cost of usage both on U.S. Cellular’s systems and on other carriers’ networks. As the Chicago area and other recently launched markets have historically been among U.S. Cellular’s customers’ most popular roaming destinations management anticipates that the continued integration of these markets into its operations will result in a further increase in minutes of use by U.S. Cellular’s customers on its systems and a corresponding decrease in minutes of use by its customers on other systems, resulting in a lower overall increase in minutes of use by U.S. Cellular’s customers on other systems. Such a shift in minutes of use should reduce U.S. Cellular’s per-minute cost of usage in the future, to the extent that its customers use U.S. Cellular’s systems rather than other carriers’ networks.

Cost of equipment sold increased $131.5 million or 37%, to $486.6 million in 2004 from $355.1 million in 2003, and increased $112.6 million, or 46% in 2003 from $242.5 million in 2002.

The increases in both years were primarily due to $69.7 million and $80.7 million increases, respectively, in handset sales to agents. Also contributing were 15% and 24% increases, respectively, in gross customer activations as well as an increase in handsets sold to customers for retention purposes in both years as the number of retention transactions has increased. U.S. Cellular continued to focus on retaining customers by offering existing customers handset pricing similar to that offered to new customers as the expiration date of customers’ service contracts approached.

In addition, the overall cost per handset increased in 2004 as customers purchased higher priced data-enabled handsets. These handsets are required for customers to access U.S. Cellular’s easyedgeSM suite of services which was launched in the second half of 2003.

Selling, general and administrative expenses increased $80.6 million, or 8%, to $1,088.2 million in 2004 from $1,007.6 million in 2003, and increased $176.2 million, or 21%, in 2003 from $831.4 million in 2002. Selling, general and administrative expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent commissions and related expenses; corporate marketing, merchandise management and telesales department salaries and expenses; advertising; and public relations expenses. Selling, general and administrative expenses also include the costs of operating U.S. Cellular’s customer care centers, the costs of serving customers and the majority of U.S. Cellular’s corporate expenses.

The increase in selling, general and administrative expenses in 2004 is primarily due to the following:

•      a $31.3 million increase in advertising costs, primarily related to marketing of the U.S. Cellular brand in the Chicago market and in the markets which were launched in 2004, and the marketing of U.S. Cellular’s data-related wireless services, which were launched in the second half of 2003;

•      a $28.4 million increase in employee and agent commissions and other payments made to agents for the activation and retention of customers, primarily driven by the 15% increase in gross customer activations and the increase in customer retention transactions; and

•      a $13.1 million increase in expenses related to payments into the federal universal service fund, primarily due to an increase in rates due to changes in the FCC regulations, substantially all of which is offset by increases in retail service revenue for amounts passed through to customers.

These increases were partially offset by the following:

•      a $24.9 million decrease in billing-related expenses, primarily due to the migration in the third quarter of 2003 of the Chicago market’s operations to the same billing system used by U.S. Cellular’s other markets; and

•      a $10.0 million net decrease in bad debts expense, primarily attributable to a change in U.S. Cellular’s accounting for contract termination fees charged when customers disconnect service prior to the end of their contracts. During the fourth quarter of 2003, U.S. Cellular revised its business practices related to the billing of contract termination fees.  This change resulted in an increase in amounts billed to customers that ultimately were deemed uncollectible.  At the time of the change in business practice, U.S. Cellular recorded revenues related to such fees at the time of billing, and recorded bad debts expense in subsequent periods when the related accounts receivable were determined to be uncollectible.  In the first quarter of 2005, U.S. Cellular changed its accounting to record revenues related to such fees only upon collection, in recognition of the fact that collectibility of the revenues was not reasonably assured a the time of billing.  In connection with the restatement discussed above, U.S. Cellular corrected its accounting effective October 1, 2003 to coincide with the timing of the change in business practice.  As a result, bad debts expense in 2004 and 2003 was $30.7 million and $3.6 million, respectively, lower than what it would have been under the practice used prior to October 1, 2003. The effect of this change was partially offset by the effect on bad debts expense of increased write-offs of accounts receivable associated with higher revenues in 2004.

The increase in selling, general and administrative expenses in 2003 is primarily due to the following factors:

•      a $38.4 million increase in advertising costs, primarily related to the continued marketing of the U.S. Cellular brand in the Chicago market and the marketing of U.S. Cellular’s data-related wireless services;

•      a $40.6 million increase in expenses related to federal universal service fund contributions, based on an increase in rates due to changes in the FCC regulations, substantially all of which is offset by increases in retail service revenue for amounts passed through to customers; and

•      a $29.3 million increase in billing-related expenses, primarily due to the expenses related to the maintenance of the Chicago market’s billing system and the transition to the system used in U.S. Cellular’s other operations in July 2003.

In both years, increases were also attributable to the increases in employee-related expenses associated with acquiring, serving and retaining customers, primarily as a result of the increase in U.S. Cellular’s customer base.

In 2003, the increase in salaries and other sales-related costs is also attributable to the expenses incurred in preparation for U.S. Cellular’s launch of data-related wireless services in its markets.

Sales and marketing cost per gross customer activation totaled $403 in 2004, $380 in 2003 and $365 in 2002. Sales and marketing cost per gross customer activation is not calculable using financial information derived directly from the Statements of Operations. The definition of sales and marketing cost per gross customer activation that U.S. Cellular uses as a measure of the cost to acquire additional customers through its marketing distribution channels may not be comparable to similarly titled measures that are reported by other companies.

Below is a summary of sales and marketing cost per gross customer activation for each period:

Year ended December 31,	2004	2003	2002
(Dollars in thousands, except per customer amounts)	(as restated)	(as restated)	(as restated)

Components of cost:
Selling, general and administrative expenses related to the acquisition of new customers (1)	$496,436	$429,149	$368,808
Cost of equipment sold to new customers (2)	346,052	248,528	185,225
Less equipment sales revenues from new customers (3)	(214,696)	(162,240)	(100,133)
Total cost	$627,792	$515,437	$453,900
Gross customer activations (000s) (4)	1,557	1,357	1,244
Sales and marketing cost per gross customer activation	$403	$380	$365

(1)          Selling, general and administrative expenses related to the acquisition of new customers are reconciled to reported selling, general and administrative expenses as follows:

Year ended December 31,	2004	2003	2002
(Dollars in thousands)	(as restated)	(as restated)	(as restated)

Selling, general and administrative expenses, as reported	$1,088,181	$1,007,599	$831,421
Less expenses related to serving and retaining customers	(591,745)	(578,450)	(462,613)
Selling, general and administrative expenses related to the acquisition of new customers	$496,436	$429,149	$368,808

(2)          Cost of equipment sold to new customers is reconciled to reported cost of equipment sold as follows:

Year ended December 31,	2004	2003	2002
(Dollars in thousands)	(as restated)	(as restated)	(as restated)

Cost of equipment sold as reported	$486,605	$355,139	$242,465
Less cost of equipment sold related to the retention of existing customers	(140,553)	(106,611)	(57,240)
Cost of equipment sold to new customers	$346,052	$248,528	$185,225

(3)          Equipment sales revenue from new customers is reconciled to reported equipment sales revenues as follows:

Year ended December 31,	2004	2003	2002
(Dollars in thousands)	(as restated)	(as restated)	(as restated)

Equipment sales revenues, as reported	$191,255	$158,832	$98,662
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(27,267)	(27,328)	(13,108)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	50,708	30,736	14,579
Equipment sales revenues from new customers	$214,696	$162,240	$100,133

(4)          Gross customer activations represent customers added to U.S. Cellular’s customer base, during the respective periods presented, through its marketing distribution channels.

Monthly general and administrative expenses per customer, including the net costs related to the renewal or upgrade of service contracts of existing U.S. Cellular customers (“net customer retention costs”), remained unchanged at $13.46 in 2004 and increased 15% to $13.46 in 2003 from $11.73 in 2002. Management uses this measurement to assess the cost of serving and retaining its customers on a per-unit basis.

This measurement is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31,	2004	2003	2002
(Dollars in thousands, except per customer amounts)	(as restated)	(as restated)	(as restated)

Components of cost (1):
Selling, general and administrative expenses, as reported	$1,088,181	$1,007,599	$831,421
Less selling, general and administrative expenses related to the acquisition of new customers	(496,436)	(429,149)	(368,808)
Add cost of equipment sold related to the retention of existing customers	140,553	106,611	57,240
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(27,267)	(27,328)	(13,108)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	50,708	30,736	14,579
Net cost of serving and retaining customers	$755,739	$688,469	$521,324
Divided by average customers during period (000s) (2)	4,679	4,263	3,702
Divided by twelve months in each period	12	12	12
Average monthly general and administrative expenses per customer	$13.46	$13.46	$11.73

(1)          These components were previously identified in the table which calculates sales and marketing cost per customer activation and related footnotes.

(2)          Average customers for each respective period as previously listed in footnote 5 to the table of summarized operating data.

Depreciation expense increased $75.4 million, or 20%, to $450.3 million in 2004 from $374.9 million in 2003, and increased $62.5 million, or 20%, from $312.4 million in 2002. The increases in both years reflect rising average fixed asset balances, which increased 13% in 2004 and 23% in 2003. Increased fixed asset balances in both 2004 and 2003 resulted from the following factors:

•      the addition of 840 and 507 new cell sites in 2004 and 2003, respectively, built to launch service and improve coverage and capacity in U.S. Cellular’s markets; and

•      the acquisition in 2002 and continuing development of the Chicago market.

In addition, the following factors also contributed to the increase in 2004:

•      certain Time Division Multiple Access (“TDMA”) digital radio equipment consigned to a third party for future sale was taken out of service and written down by $17.2 million prior to its consignment, increasing depreciation expense by that amount. This write-down was necessary to reduce the book value of the assets to be sold to their estimated proceeds from disposition;

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

Additionally, U.S. Cellular recorded $8.6 million less depreciation expense in 2004 than in 2003 as depreciation on the properties sold to AT&T Wireless and ALLTEL was only recorded through November 2003 and August 2004, respectively, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

In 2003, U.S. Cellular took certain cell sites, in which its antennae were co-located on third parties’ towers, out of service, writing off the remaining net book value of the related assets. This write-off increased depreciation expense $7.0 million in 2003. These cell sites were acquired from another carrier in a 2001 transaction.

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

In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” as of January 1, 2003, U.S. Cellular began accreting liabilities for future remediation obligations associated with leased properties. Such accretion expense totaled $5.0 million in 2004 and $4.4 million in 2003.

Loss on impairment of intangible assets totaled $49.6 million in 2003. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” U.S. Cellular performed the annual impairment test for its investment in licenses for 2003. The carrying value of the licenses in each reporting unit was compared to the estimated fair value of the licenses in each reporting unit.  The license values in two reporting units were determined to be impaired and a loss of $49.6 million was recorded. The 2004 annual testing resulted in no impairments.

See “Application of Critical Accounting Policies and Estimates – Investment in Licenses and Goodwill” for further discussion of U.S. Cellular’s intangible asset impairment testing.

(Gain) loss on assets held for sale totaled a gain of $10.8 million in 2004 and a loss of $45.9 million in 2003.

In 2004, the gain related to two divestitures completed in 2004. The sale of two consolidated markets to ALLTEL in November 2004 resulted in a $10.1 million gain on assets held for sale. The remaining amount of $0.7 million was recorded in 2004 as a reduction of a $22.0 million estimated loss recorded in the fourth quarter 2003 on the sale of U.S. Cellular markets in southern Texas to AT&T Wireless on February 18, 2004. The result was an aggregate loss of $21.3 million, representing the difference between the carrying value of the markets sold and the cash received in the transaction. For further discussion of these transactions, see “Liquidity and Capital Resources – Acquisitions, Exchanges and Divestitures.”

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

Operating Income

Operating income increased $74.6 million, or 69%, to $183.3 million in 2004, from $108.7 million in 2003, and decreased $171.1 million, or 61%, from $279.8 million in 2002. The operating income margins (as a percent of service revenues) were 7.0% in 2004, 4.5% in 2003 and 13.3% in 2002.

The increase in operating income and operating income margin in 2004 reflects the following:

•      increased service revenues primarily due to the growth in the number of retail customers; and

•      gains recorded on assets held for sale in 2004 compared to losses recorded on assets held for sale and loss on intangible assets in 2003.

The increase in 2004 was partially offset by the following:

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

•      increased depreciation expense driven by an increase in average fixed assets related to ongoing improvements to and the expansion of U.S. Cellular’s wireless network as well as asset write-offs; and

•      increased selling, general and administrative expenses primarily driven by increased advertising and commissions expenses.

The declines in operating income and operating income margin in 2003 reflect the following:

•      increased selling, general and administrative expenses, primarily driven by the acquisition and subsequent transition of the Chicago market’s operations and billing system; and additional costs related to advertising and marketing the U.S. Cellular brand, especially in the Chicago market, and related to the launch of U.S. Cellular’s data-related wireless services in certain markets;

•      increased depreciation expense, driven by an increase in average fixed assets related to ongoing improvements to and the expansion of U.S. Cellular’s wireless network;

•      increased system operations expenses, primarily driven by increases in the number of cell sites in and the number of minutes used by U.S. Cellular’s customers and roaming customers on U.S. Cellular’s network; and

•      increased equipment subsidies, primarily due to U.S. Cellular’s practice of selling handsets to agents; this practice began in 2002 and increased the volume of handset sales, as well as the increase in customer retention-related equipment transactions.

Operating income and operating income margin in 2003 also reflect:

•      the losses on assets held for sale related to both the exchange transaction that was completed August 1, 2003, and the sale transaction involving AT&T Wireless that was pending at December 31, 2003; and

•      the loss on impairment of intangible assets.

These expense increases were partially offset by increased service revenues, which were driven by growth in the number of customers served by U.S. Cellular’s systems and increases in average monthly revenue per customer.

U.S. Cellular expects most of the above factors, except for those related to the transition of the Chicago market and the gains and losses on assets held for sale and impairments related to events in 2004 and 2003, to continue to have an effect on operating income and operating margins for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of U.S. Cellular’s operating results, may cause operating income and operating margins to fluctuate over the next several quarters.

U.S. Cellular anticipates that it will continue to invest in and incur expenses related to markets it has acquired and in which it has initiated service over the past few years. In addition, U.S. Cellular anticipates initiating marketing operations in the St. Louis, Missouri market in 2005. The timing of such a market launch is not known, but will require significant continued investment and is expected to have a significant impact on U.S. Cellular’s results when marketing operations begin.

U.S. Cellular also incurred additional expenses related to its launch of data-related wireless services in many of its markets in 2004 and 2003, and expects to incur expenses related to its continued marketing of data-related wireless services in the next few years.

As a result, depending on the timing and effectiveness of these initiatives, U.S. Cellular’s operating income may range from $220 million to $270 million in 2005, including $530 million of anticipated depreciation, amortization and accretion expenses, compared to operating income of $183.3 million in 2004. Its corresponding operating margins may range from 7% to 9% in 2005, compared to an operating margin of 7.0% in 2004.

U.S. Cellular anticipates that service revenues will total approximately $2.9 billion in 2005, compared to service revenues of $2.62 billion in 2004. The anticipated service revenue growth in 2005 reflects the continued growth in U.S. Cellular’s customer base and the continued marketing of data-related wireless services in its markets.

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

Effects of Competition on Operating Income

U.S. Cellular competes directly with several wireless communications services providers, including enhanced specialized mobile radio service providers, in each of its markets. In general, there are between four and six competitors in each wireless market in which U.S. Cellular provides service. U.S. Cellular generally competes against each of the five near-nationwide wireless companies: Verizon Wireless, Sprint (and affiliates), Cingular Wireless LLC (which recently merged with AT&T Wireless), T-Mobile USA Inc. and Nextel Communications (“Nextel”). However, not all five of these competitors operate in all markets where U.S. Cellular does business. U.S. Cellular believes that these competitors have substantially greater financial, technical, marketing, sales, purchasing and distribution resources than it does. In addition, Sprint recently proposed to acquire Nextel which would likely increase this competitor’s access to such resources.

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

In the Midwest, U.S. Cellular’s largest contiguous service area, it can offer larger regional service packages without incurring significant roaming charges than it is able to offer in other parts of its network. U.S. Cellular also employs a customer satisfaction strategy throughout its markets which it believes has contributed to a relatively low customer churn rate, which in turn has had a positive impact on its cost to add a net new customer.

Some of U.S. Cellular’s competitors bundle other services, such as landline telephone service and Internet access, with their wireless communications services, which U.S. Cellular either does not have the ability to offer or has chosen not to offer.

In addition, U.S. Cellular competes against both larger and smaller regional wireless companies in certain areas, including ALLTEL, Western Wireless Corporation and Rural Cellular Corporation, and against resellers of wireless services. Since each of these competitors operates on systems using spectrum licensed by the FCC and has comparable technology and facilities, competition for customers among these systems in each market is principally on the basis of quality of service, price, size of area covered, services offered and responsiveness of customer service. ALLTEL has recently agreed to acquire Western Wireless Corporation, which may increase this competitor’s financial, technical, marketing, sales, purchasing and distribution resources.

Since U.S. Cellular’s competitors do not disclose their subscriber counts in specific regional service areas, market share for the competitors in each regional market cannot be accurately determined.

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

U.S. Cellular has been successful in facilitating number portability requests in a timely manner.  The implementation of wireless number portability has not had a material effect on U.S. Cellular’s results of operations to date.  However, U.S. Cellular is unable to predict the impact that the implementation of number portability will have in the future.  The implementation of wireless number portability may increase churn rates for U.S. Cellular and other wireless companies, as the ability of customers to retain their wireless telephone numbers removes a significant barrier for customers who wish to change wireless carriers. However, to the extent U.S. Cellular loses customers, the effect may be offset to the extent it is able to obtain additional new customers who wish to change their service from other wireless carriers as a result of wireless number portability. The future volume of any porting requests, and the processing costs related thereto, may increase U.S. Cellular’s operating costs in the future. Any of the above factors could have an adverse effect on U.S. Cellular’s competitive position, costs of obtaining new subscribers, liquidity, financial position and results of operations.

Investment and Other Income (Expense) primarily includes investment income, interest and dividend income, gain (loss) on investments and interest expense. Investment and other income (expense) totaled $11.5 million in 2004, ($13.9) million in 2003 and ($293.4) million in 2002.

Investment income totaled $63.8 million in 2004, $51.1 million in 2003 and $42.2 million in 2002. Investment income primarily represents U.S. Cellular’s share of net income from the markets managed by others that are accounted for by the equity method. The aggregate net income of these investment markets increased significantly in 2004 and 2003, resulting in a corresponding increase in investment income.

Los Angeles SMSA Limited Partnership meets certain tests pursuant to Rule 3-09 of SEC Regulation S-X, contributing $41.8 million, $29.8 million and $21.9 million to investment income in 2004, 2003 and 2002, respectively.

Interest and dividend income totaled $10.8 million in 2004, $4.8 million in 2003 and $7.0 million in 2002. Interest income increased $3.6 million in 2004. U.S. Cellular earned $3.8 million of interest income on a tax refund claim. Dividend income increased $2.3 million in 2004 due to an increase in dividend income received on shares owned of Vodafone Group Plc (“Vodafone”). The decrease in 2003 primarily reflected decreased interest income earned due to a lower average cash balance in 2003 than 2002.

Interest expense totaled $86.2 million in 2004, $64.6 million in 2003 and $47.9 million in 2002. Interest expense is summarized by related debt instrument in the following table:

Year Ended December 31,	2004	2003	2002
(Dollars in millions)

6.7% senior notes	$33.7	$2.0	$—
7.25% senior notes	11.6	18.5	18.5
7.5% senior notes	13.5	—	—
8.75% senior notes	11.4	11.4	1.8
9% Series A notes	—	—	4.6
8.1% Intercompany note (1)	0.9	8.6	3.5
6% Liquid Yield Option Notes	5.9	9.4	8.9
Revolving credit facilities	3.2	9.8	5.8
Forward contracts (2)	3.2	2.9	2.1
Other	2.8	2.0	2.7
Total Interest Expense	$86.2	$64.6	$47.9

(1)          In August 2002, U.S. Cellular entered into a loan agreement with TDS under which it borrowed $105 million. The loan bore interest at an annual rate of 8.1%, payable quarterly, and originally became due in August 2008, with prepayments optional. In February 2004, U.S. Cellular repaid all outstanding principal and interest related to this note. For further information regarding this note, see “Certain Relationships and Related Transactions.”

(2)          In May 2002, U.S. Cellular entered into the forward contracts, which were negotiated with third parties relating to its investment in 10.2 million Vodafone American Depositary Receipts (“ADRs”). Taken together, the forward contracts allowed U.S. Cellular to borrow an aggregate of $159.9 million against the Vodafone ADRs. The forward contracts bear interest, payable quarterly, at the London InterBank Offered Rate (“LIBOR”) plus 50 basis points. The three-month LIBOR rate at December 31, 2004 was 2.56%. For further information regarding the forward contracts, see “Market Risk.”

The increase in interest expense in 2004 was primarily due to the effects of the issuances of 6.7% senior notes in December 2003 and June 2004, the issuance of 7.5% senior notes in June 2004 and subsequent repayment of lower variable interest rate revolving credit facility borrowings in December 2003.

U.S. Cellular’s $544 million principal amount of 6.7% senior notes is due in December 2033. These notes are unsecured and interest is payable semi-annually on June 15 and December 15 of each year.  U.S. Cellular originally issued $444 million of the 6.7% senior notes in December 2003 in order to reduce the use of its revolving credit facility and the related interest rate risk.  An additional $100 million of such notes was issued in June 2004.  The proceeds of such additional issuance, together with the proceeds of the 7.5% senior notes discussed below, were used to redeem the Liquid Yield Option Notes in July 2004. The balance of the net proceeds, together with borrowings under the revolving credit agreement, was used to redeem all of U.S. Cellular’s 7.25% senior notes in August 2004.

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

U.S. Cellular’s $250 million principal amount of 7.25% senior notes was due in August 2007. These notes were unsecured and interest was payable semi-annually on February 15 and August 15 of each year. U.S. Cellular redeemed all of such notes for cash in 2004. Interest expense related to the revolving credit facilities decreased in 2004 primarily due to the decrease in average borrowings outstanding as compared to 2003.

The increase in interest expense in 2003 was primarily due to notes that were outstanding for a longer period of time in 2003 than in 2002. The $105 million, 8.1% Intercompany note with TDS originated in August 2002; the $130 million of 8.75% senior notes were issued in November 2002; and the $444 million of 6.7% senior notes were issued in December 2003.

For further information regarding U.S. Cellular’s 8.75% senior notes, 6.7% senior notes and 7.5% senior notes, see “Liquidity and Capital Resources – Long-Term Debt.” For information regarding U.S. Cellular’s revolving credit facilities, see “Liquidity and Capital Resources – Revolving Credit Facilities.” For information on the forward contracts, see “Market Risk.” For information regarding the 8.1% intercompany note, see “Certain Relationships and Related Transactions.”

Gain (loss) on investments totaled a gain of $25.8 million in 2004 and losses of $5.2 million in 2003 and $295.5 million in 2002. In 2004, U.S. Cellular recorded a $27.9 million gain on the sale of investment interests to ALLTEL. This gain was partially offset by a $1.8 million loss to reflect an impairment in the carrying value of the investment in the Daytona license sold to MetroPCS and a $0.3 million loss associated with buying out the partner in the Daytona investment.

In 2003, a $3.5 million license impairment loss was recorded related to U.S. Cellular’s investment in the Daytona license. Also in 2003, a $1.7 million impairment loss was recorded related to U.S. Cellular’s minority investment in a wireless market that it accounts for using the cost method.

U.S. Cellular and its subsidiaries hold a substantial amount of marketable equity securities, the majority of which are the result of sales or trades of non-strategic assets. These securities are publicly traded and can have volatile share prices. U.S. Cellular and its subsidiaries do not make direct investments in publicly traded companies, and all of these interests were acquired as a result of sales, trades or reorganizations of other assets. U.S. Cellular continues to hold these investments, in part, because their associated low tax basis would trigger a substantial taxable gain upon disposition. See “Liquidity and Capital Resources – Marketable Equity Securities and Forward Contracts” for a discussion of marketable equity securities.

In 2002, management determined that the decline in value of certain marketable equity securities relative to their book basis was other than temporary and charged a $244.7 million loss to the Statement of Operations. U.S. Cellular has subsequently utilized derivative financial instruments to eliminate any future other than temporary losses related to these marketable equity securities. See “Market Risk” for a discussion of other-than-temporary losses.

Also in 2002, U.S. Cellular recorded a $38.1 million write-down in the value of notes receivable related to the 2000 sales of certain minority interests. Additionally, U.S. Cellular recorded losses of $8.5 million related to the withdrawal from a partnership in which it had owned an investment interest and $4.2 million related to the reduction in value of a land purchase option.

Income Taxes

Income tax expense (benefit) totaled an expense of $74.7million in 2004, an expense of $35.9 million in 2003, and a benefit of $1.3 million in 2002. The corresponding effective tax (benefit) rates were 38.3% in 2004, 37.8% in 2003 and (9.4%) in 2002.

Net Income (loss) for each of the three years ended December 31, 2004, includes gains and losses (reported in the captions gain (loss) on investments, loss on impairment of intangible assets, and (gain) loss on assets held for sale in the Statement of Operations).

2004

•      Tax expenses of $22.6 million were recorded on gains from the sale of assets to ALLTEL and to AT&T Wireless.

2003

•      Tax benefits of $19.2 million were recorded on (gain) loss on assets of operations held for sale.

•      Tax benefit of $19.3 million was recorded on loss on impairment of intangible assets.

•      Tax benefit of $1.6 million was recorded on loss on investments.

2002

•      Tax benefit of $98.2 million was recorded on investments in marketable equity securities as a result of management’s determination that unrealized losses with respect to the investments were other than temporary.

•      Tax benefits of $13.1 million were recorded on impairments of investments.

The effective income tax rate excluding the items listed above was 33.3% in 2004, 38.9% in 2003 and 39.0% in 2002. The 2004 effective tax rate includes the effects of settlements of several tax issues in 2004. During 2004, the Internal Revenue Service (“IRS”) substantially completed its audit of U.S. Cellular’s federal income tax returns (through its parent company, TDS) for the tax years 1997 – 2001 and claims for research tax credits for the years 1995 – 2001.  Primarily based on the results of the audit, U.S. Cellular reduced its accrual for audit contingency by $8.4 million in 2004.  See Note 2 – Income Taxes in the Notes to Consolidated Financial Statements for further discussion of the effective tax rate.

TDS and U.S. Cellular are parties to a Tax Allocation Agreement, pursuant to which U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group.

For financial reporting purposes, U.S. Cellular computes federal income taxes as if it was filing a separate return as its own affiliated group and was not included in the TDS group.

Cumulative Effect of Accounting Change

Effective January 1, 2003, U.S. Cellular implemented SFAS No. 143, “Accounting for Asset Retirement Obligations.” The cumulative effect of the implementation of this accounting standard on periods prior to 2003 was recorded in the first quarter of 2003, decreasing net income by $14.3 million, net of income taxes of $9.7 million and minority interest of $0.5 million, or $0.17 per diluted share.

Effective January 1, 2002, U.S. Cellular adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” and determined that licenses have indefinite lives.  Upon initial adoption, U.S. Cellular reviewed its investments in licenses and determined there was an impairment loss on certain licenses.  The cumulative effect of the initial impairment upon the adoption of SFAS No. 142 reduced net income in 2002 by $12.7 million, net of income taxes of $8.2 million, or $0.14 per diluted share.

Effective January 1, 2002, U.S. Cellular began deferring expense recognition of a portion of its commission expenses in the amount of deferred activation fee revenues. The cumulative effect of this accounting change on periods prior to 2002 was recorded in 2002 increasing net income by $4.1 million, net of income taxes of $3.0 million, or $0.05 per diluted share.

Net Income (Loss)

Net income (loss) totaled income of $109.5 million in 2004, income of $33.5 million in 2003 and a loss of $34.3 million in 2002. Diluted earnings (loss) per share was $1.26 in 2004, $0.39 in 2003 and ($0.40) in 2002. In 2004, operating income and gains on investments increased significantly compared to 2003, leading to the increase in net income and diluted earnings per share. In 2003, losses on investments were significantly reduced compared to 2002, leading to the increase in net income and diluted earnings per share.

Management believes that inflation affects U.S. Cellular’s business to no greater extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

Share-Based Payment

SFAS No. 123 (revised 2004), “Share-Based Payment,” was issued in December 2004 and becomes effective for U.S. Cellular in the third quarter of 2005.  The statement requires that compensation cost resulting from all share-based payment transactions be recognized in the financial statements. U.S. Cellular has reviewed the provisions of this statement and expects to record compensation expense for certain share-based payment transactions, primarily related to stock options, in the Statement of Operations upon adoption of this standard. See the “Stock-Based Compensation” section in Note 1 – Summary of Significant Accounting Policies for a pro forma impact on net income and earnings per share.

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

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)	(as restated)	(as restated)	(as restated)

Cash flows from (used in):
Operating activities	$566,098	$671,329	$651,176
Investing activities	(520,189)	(599,073)	(1,130,253)
Financing activities	(14,876)	(77,283)	464,974
Net increase (decrease) in cash and cash equivalents	$31,033	$(5,027)	$(14,103)

Cash flows from operating activities provided $566.1 million in 2004, $671.3 million in 2003 and $651.2 million in 2002. Net income (loss) including adjustments to reconcile net income (loss) to net cash provided by operating activities, excluding changes in assets and liabilities from operations totaled $626.1 million in 2004, $675.4 million in 2003 and $691.9 million in 2002. Included in the adjustments to reconcile net income to net cash provided by operating activities in 2004 is a deduction for the payment of $68.1 million of accreted interest on the repayment of U.S. Cellular’s Liquid Yield Option Notes. Changes in assets and liabilities from operations required $60.0 million in 2004, $4.1 million in 2003, and $40.7 million in 2002, reflecting primarily timing differences in the payment of accounts payable and accrued taxes and the receipt of accounts receivable. Income taxes and interest paid totaled $54.7 million in 2004, $22.3 million in 2003 and $69.9 million in 2002.

Cash distributions from wireless entities in which U.S. Cellular has an interest provided $46.5 million in 2004, $44.8 million in 2003 and $28.9 million in 2002.

Cash flows from investing activities primarily represents uses of funds to acquire, construct and upgrade modern high-quality communications networks and facilities as a basis for creating long-term value for shareowners. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue-enhancing and cost-reducing upgrades of U.S. Cellular’s networks. Cash flows used for investing activities primarily represent cash required for capital expenditures, and the acquisition of wireless properties spectrum. Proceeds from merger and divestiture transactions and distributions from unconsolidated entities have provided funds in recent years which have partially offset the cash requirements for investing activities; however, such sources cannot be relied upon to provide continuing or regular sources of financing.

The primary purpose of U.S. Cellular’s construction and expansion expenditures is to provide for customer growth, to upgrade service, launch new markets, and to take advantage of service-enhancing and cost-reducing technological developments in order to maintain competitive services.

Cash required for property, plant and equipment and system development expenditures totaled $656.2 million in 2004, $630.9 million in 2003 and $732.4 million in 2002. These expenditures were financed primarily with internally generated cash and borrowings from U.S. Cellular’s revolving credit facilities. These expenditures represent the construction of 840, 507 and 437 cell sites in 2004, 2003 and 2002, respectively, as well as other plant additions and costs related to the development of U.S. Cellular’s office systems. In 2004, 2003 and 2002, these plant additions included approximately $13 million, $58 million and $215 million, respectively, for the migration to a single digital equipment platform. Other plant additions in all three years included significant amounts related to the replacement of retired assets.

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

U.S. Cellular received cash of $184.9 million from divestitures in 2004. The sale of wireless properties in southern Texas to AT&T Wireless provided $96.5 million. The sale of wireless properties to ALLTEL provided $79.8 million (net of $0.4 million cash divested). U.S. Cellular also received $8.5 million from the sale of Daytona in 2004 and paid $0.3 million to buy out the partner in this investment. See “Acquisitions, Exchanges and Divestitures” in the Liquidity and Capital Resources section.

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

In 2004, U.S. Cellular issued $330 million of 7.5% senior notes due in 2034 and $100 million of 6.7% senior notes due in 2033. The net proceeds of these offerings totaled approximately $412.5 million. Of this amount, U.S. Cellular used $163.3 million to redeem its Liquid Yield Option Notes at accreted value. The balance of the net proceeds, together with borrowings under the revolving credit agreement, was used to redeem all $250 million of 7.25% senior notes. The Liquid Yield Option Notes redemption includes the repayment of principal amount of the original debt of $95.2 million, presented as an item reducing cash flow from financing activities, and the payment of $68.1 million of accreted interest, presented as an item reducing cash flow from operating activities. In 2004, U.S. Cellular repaid the $105 million Intercompany note to TDS, which was financed using U.S. Cellular’s revolving credit facility.

In 2003, U.S. Cellular repaid and retired the remaining principal amount of 9% Series A notes with $40.7 million in cash, which was financed using U.S. Cellular’s revolving credit facilities. In 2003, U.S. Cellular received $432.9 million net proceeds from the issuance of $444.0 million of 6.7% senior notes due December 2033. These proceeds were used to repay all outstanding borrowings under the revolving credit facility entered into in 1997.

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

The Board of Directors of U.S. Cellular from time to time has authorized the repurchase of U.S. Cellular Common Shares not owned by TDS. U.S. Cellular’s primary repurchase program expired in December 2003. However, U.S. Cellular has an ongoing authorization to repurchase a limited amount of U.S. Cellular Common Shares on a quarterly basis, primarily for use in employee benefit plans.  In 2004, U.S. Cellular repurchased 91,700 U.S. Cellular Common Shares under this authorization for an aggregate purchase price of $3.9 million, representing an average per-share price of $42.62 including commissions. No Common Shares were repurchased in 2003 or 2002.

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

However, the availability of external financial resources is dependent on economic events, business developments, technological changes, financial conditions or other factors, some of which may not be in U.S. Cellular’s control. If at any time financing is not available on terms acceptable to U.S. Cellular, it might be required to reduce its business development and capital expenditure plans, which could have a materially adverse effect on its business and financial condition. U.S. Cellular does not believe that any circumstances that could materially adversely affect its liquidity or its capital resources are currently reasonably likely to occur, but it cannot provide assurances that such circumstances will not occur or that they will not occur rapidly. Economic downturns, changes in financial markets or other factors could rapidly change the availability of U.S. Cellular’s liquidity and capital resources. Uncertainty of access to capital for telecommunications companies, further deterioration in the capital markets, other changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development and acquisition programs.

Revolving Credit Facilities

On December 19, 2003, U.S. Cellular amended its $325 million revolving credit facility with a group of banks to increase the size of the facility to $700 million. At December 31, 2004, U.S. Cellular’s $700 million revolving credit facility had $30.0 million of borrowings and $0.2 million of letters of credit outstanding against it, leaving $669.8 million available for use. On December 9, 2004, U.S. Cellular entered into an agreement to amend the terms and conditions of this facility. The primary changes to the terms and conditions are that (i) the maturity date has been extended to December 2009; (ii) the facility fee and certain interest rates payable on loans have been reduced; (iii) a utilization fee has been added for each day that facility usage exceeds 50% of the total facility; and (iv) the material adverse change condition has been removed with respect to drawdowns. Borrowings bear interest at the LIBOR rate plus a contractual spread based on U.S. Cellular’s credit rating. At December 31, 2004, the contractual spread was 30 basis points (the one-month LIBOR rate was 2.4% at December 31, 2004). Under certain circumstances, with less than two days’ notice of intent to borrow, interest on borrowings are at the prime rate less 50 basis points (the prime rate was 5.25% at December 31, 2004).

The financial covenants associated with U.S. Cellular’s revolving credit facility require that U.S. Cellular and subsidiaries maintain certain debt-to-capital and interest coverage ratios. The covenants prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries.

U.S. Cellular’s interest cost on its revolving credit facility would increase if its current credit ratings from either Standard & Poor’s or Moody’s were lowered. However, the credit facility would not cease to be available solely as a result of a decline in its credit rating. A downgrade in U.S. Cellular’s credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future. Standard & Poor’s currently rates U.S. Cellular at A- with a Negative Outlook.  Moody’s currently rates U.S. Cellular at Baa1, with a Negative Outlook.

The maturity date of U.S. Cellular’s credit facility would accelerate in the event of a change in control.

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

As disclosed in Note 1 to the Consolidated Financial Statements, U.S. Cellular and its audit committee concluded on November 9, 2005 to restate the Consolidated Financial Statements as of and for the three years ended December 31, 2004. The restatement resulted in defaults under the revolving credit agreement.  U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios.  U.S. Cellular did not fail to make any scheduled payments under such credit agreement.  U.S. Cellular received waivers from the lenders associated with the credit agreement, under which the lender agreed to waive any defaults that may have occurred as a result of the restatement.

Long-Term Financing

In June 2004, U.S. Cellular issued $330 million in aggregate principal amount of unsecured 7.5% senior notes due June 15, 2034. The net proceeds from this offering, after deducting underwriting discounts, were approximately $319.6 million.

In June 2004, U.S. Cellular issued $100 million in aggregate principal amount of unsecured 6.7% senior notes due December 15, 2033 priced to yield 7.21% to maturity. The net proceeds from this offering, after deducting underwriting discounts, were approximately $92.9 million. This was a further issuance of U.S. Cellular’s 6.7% senior notes that were issued in December 2003, in the aggregate principal amount of $444 million.

The total net proceeds from the 7.5% and 6.7% note offerings, after deducting underwriting discounts, were approximately $412.5 million. Of this amount, $163.3 million was used to redeem U.S. Cellular’s Liquid Yield Option Notes in July 2004, at accreted value. The balance of the net proceeds, together with borrowings under the revolving credit agreement, was used to redeem all $250 million of U.S. Cellular’s 7.25% senior notes in August 2004. No gain or loss was recognized as a result of such redemptions. However, U.S. Cellular wrote off $3.6 million of deferred debt expenses to other income (expense), net in the Statement of Operations in 2004 related to the redemption of long-term debt.

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

In November 2002, U.S. Cellular sold $130 million of 8.75% senior notes due in November 2032. Interest is paid quarterly. U.S. Cellular may redeem the notes beginning in 2007 at the principal amount plus accrued interest. The $129.8 million net proceeds from the sale of the notes (after reimbursement of expenses) were used to purchase a portion of the 9% Series A notes that were issued to PrimeCo Wireless Communications LLC (“PrimeCo”). In January 2003, U.S. Cellular repurchased the remaining $45.2 million of 9% Series A notes from PrimeCo related to the Chicago market acquisition. The repurchase was financed using short-term debt. Following such repurchases, all of the 9% Series A notes were cancelled.

As of December 31, 2004, U.S. Cellular was in compliance with all covenants and other requirements set forth in long-term debt indentures. U.S. Cellular does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, a downgrade in U.S. Cellular’s credit rating could adversely affect its ability to issue additional debt in the future.

Marketable Equity Securities and Forward Contracts

U.S. Cellular and its subsidiaries hold a substantial amount of marketable equity securities that are publicly traded and can have volatile share prices.  U.S. Cellular and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganizations of other assets. The investment in Vodafone Group Plc (“Vodafone”) resulted from certain dispositions of non-strategic cellular investments to or settlements with AirTouch Communications, Inc. (“AirTouch”), in exchange for stock of AirTouch, which was then acquired by Vodafone whereby U.S. Cellular received American Depositary Receipts representing Vodafone stock.  The investment in Rural Cellular Corporation (“Rural Cellular”) is the result of a consolidation of several cellular partnerships in which U.S. Cellular subsidiaries held interests into Rural Cellular, and the distribution of Rural Cellular stock in exchange for these interests.  A contributing factor in U.S. Cellular’s decision not to dispose of the investments is that their tax basis is significantly lower compared to current stock prices, and therefore would trigger a substantial taxable gain upon disposition.

A subsidiary of U.S. Cellular has entered into a number of forward contracts with counterparties related to the marketable equity securities that it holds. The forward contracts mature in May 2007 and, at U.S. Cellular’s option, may be settled in shares of the respective security or cash. U.S. Cellular has provided guarantees to the counterparties which provide assurance that all principal and interest amounts will be paid upon settlement of the contracts by its subsidiary. If shares are delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized through maturity. Deferred taxes have been provided for the difference between the financial reporting basis and the income tax basis of the marketable equity securities, and are included in deferred tax liabilities on the balance sheet. As of December 31, 2004, such deferred tax liabilities totaled $85.6 million.

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

As disclosed in Note to the Consolidated Financial Statements, U.S. Cellular and its audit committee concluded on November 9, 2005 to restate the Consolidated Financial Statements as of and for the three years ended December 31, 2004. The restatement resulted in defaults under certain of the forward contracts.  U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios.  U.S. Cellular did not fail to make any scheduled payments under such forward contracts. U.S. Cellular received waivers from the counterparty to such forward contracts, under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatement.

Capital Expenditures

Anticipated capital expenditures for 2005 primarily reflect U.S. Cellular’s plans for construction, system expansion and the buildout of certain of its personal communication service licensed areas. U.S. Cellular plans to finance its construction program using internally generated cash and short-term and long-term financing. U.S. Cellular’s estimated capital spending for 2005 is $570 million to $610 million. These expenditures primarily address the following needs:

•      Expand and enhance U.S. Cellular’s coverage in its service areas.

•      Provide additional capacity to accommodate increased network usage by current customers.

•      Enhance U.S. Cellular’s retail store network and office systems.

U.S. Cellular’s overlay of its previously utilized technologies, primarily TDMA, with Code Division Multiple Access (“CDMA-1XRTT”) technology was completed in 2004, at a total cost of $286 million. U.S. Cellular will utilize CDMA-1XRTT technology in building out the licenses it has acquired and expects to acquire in the future from AT&T Wireless.

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

U.S. Cellular is a limited partner in Carroll Wireless, an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 58. Carroll Wireless was qualified to bid on spectrum which was available only to companies that fall under the FCC definition of “designated entities,” which are small businesses that have a limited amount of assets. Carroll Wireless was a successful bidder for 17 licensed areas in Auction 58 which ended on February 15, 2005. These 17 licensed areas cover portions of 11 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

On March 4, 2005, Carroll Wireless increased the amount on deposit with the FCC to approximately $26 million, from $9 million initially deposited, and filed an application with the FCC seeking a grant of the subject licenses. The aggregate amount due to the FCC for the 17 licenses is $129.9 million, net of all bidding credits to which Carroll Wireless is entitled as a designated entity. U.S. Cellular consolidates Carroll Wireless for financial reporting purposes, pursuant to the guidelines of Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46R”), as U.S. Cellular anticipates absorbing a majority of Carroll Wireless’ expected gains or losses.

Carroll Wireless is in the process of developing its long-term business and financing plans. As of March 4, 2005, U.S. Cellular has made capital contribution or advances to Carroll Wireless and/or its general partner of approximately $26 million. Pending finalization of Carroll Wireless’ permanent financing plan, and upon request by Carroll Wireless, U.S. Cellular may make capital contributions and advances to Carroll Wireless and/or its general partner of up to $130 million to fund the payments to the FCC and additional working capital.

Recently, U.S. Cellular has been selling or trading those markets that are not strategic to its long-term success and redeploying capital to more strategically important parts of the business.  As part of this strategy, U.S. Cellular may from time to time be engaged in negotiations relating to the disposition of other non-strategic properties.

2004 Activity

On December 20, 2004, U.S. Cellular completed the sale of its Daytona Beach, Florida 20 megahertz C block personal communications service license to MetroPCS California/Florida, Inc. (“MetroPCS”) for $8.5 million. U.S. Cellular recorded impairment losses of $1.8 million in 2004 and $3.5 million in 2003 included within investment and other income (expense) related to the Daytona license.  Also included in gain (loss) on investments in 2004 was a loss of $0.3 million associated with buying out the former partner of the Daytona investment.

On November 30, 2004, U.S. Cellular completed the sale to ALLTEL of certain wireless properties. U.S. Cellular sold two consolidated properties and five minority interests to ALLTEL for $80.2 million in cash, including repayment of debt and working capital that is subject to adjustment. U.S. Cellular recorded a pre-tax gain of $38.0 million related to the ALLTEL transaction, representing the excess of the cash received over the net book value of the assets and liabilities sold. The portion of the gain related to the two consolidated markets included in operations of $10.1 million was recorded in (gain) loss on assets held for sale in the Statement of Operations. The remaining portion of the gains of $27.9 million was recorded in gain (loss) on investments included within investment and other income (expense) on the Statement of Operations. U.S. Cellular has included the results of operations of the markets sold to ALLTEL in the Statement of Operations through November 30, 2004.

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

The 15 licenses that have been transferred to U.S. Cellular as of December 31, 2003, with a recorded value of $136.6 million, are included in licenses on the consolidated Balance Sheet. The 21 licenses that have not yet been assigned to U.S. Cellular, with a recorded value of $42.0 million, are included in license rights on the Balance Sheet. U.S. Cellular has included the results of operations in the Florida and Georgia markets in the Statement of Operations until the date of transfer, August 1, 2003.

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

2002 Activity

On August 7, 2002, U.S. Cellular completed the acquisition of the assets and certain liabilities of Chicago 20MHz, LLC now known as United States Cellular Operating Company of Chicago, LLC (“USCOC of Chicago” or the “Chicago market”) from PrimeCo. USCOC of Chicago operates a wireless system in the Chicago major trading area. USCOC of Chicago is the holder of certain FCC licenses, including a 20 megahertz personal communications service license in the Chicago major trading area (excluding Kenosha County, Wisconsin) covering 13.2 million population equivalents.

U.S. Cellular financed the purchase price ($617.8 million) using $327.3 million of revolving lines of credit, $175.0 million in 30 year notes issued to PrimeCo, a $105.0 million loan from TDS and a $10.5 million accrued payable. TDS has included the Chicago market results of operations in the Statement of Operations subsequent to the purchase date.

The tangible fixed assets were recorded at fair value. The personal communications service licenses were valued at $163.5 million. The customer list was assigned a value of $43.4 million and is being amortized based on a 30-month average customer retention period using the declining balance method.

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

In addition, during 2002, U.S. Cellular completed the acquisition of majority interests in licenses in three personal communications service markets and three minority interests in other personal communications service markets, representing approximately 1.4 million population equivalents, for consideration totaling $21.1 million.

In aggregate, the 2002 acquisitions, divestitures and exchanges increased licenses by $181.5 million and goodwill by $172.3 million.

Repurchase of Securities

In 2000, U.S. Cellular authorized the repurchase of up to 4.2 million U.S. Cellular Common Shares through three separate 1.4 million share programs. This repurchase program expired in December 2003. However, U.S. Cellular has an ongoing authorization to repurchase a limited amount of U.S. Cellular Common Shares on a quarterly basis, primarily for use in employee benefit plans. In 2004, U.S. Cellular repurchased 91,700 U.S. Cellular Common Shares under this authorization for an aggregate purchase price of $3.9 million, representing an average per-share price of $42.62 including commissions. No U.S. Cellular Common Shares were repurchased in 2003 or 2002.

Contractual or Other Obligations

As of December 31, 2004, the resources required for contractual obligations were as follows:

		Payments due by Period
(Dollars in millions)	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	More than 5 Years

Long-term debt obligations(1)	$1,000.9	$—	$—	$10.0	$990.9
Long-term debt interest	2,110.3	73.5	147.0	147.0	1,742.8
Forward contract Obligations	159.9	—	159.9	—	—
Forward contract interest(2)	12.3	4.9	7.4	—	—
Operating leases(3)	424.2	79.2	122.8	68.9	153.3
Purchase obligations(4)(5)(6)	715.9	499.5	216.4	—	—
	$4,423.5	$657.1	$653.5	$225.9	$2,887.0

(1)	Scheduled debt repayments include long-term debt and the current portion of long-term debt. See Note 14 – Long-Term Debt.
(2)	Interest amounts shown are for variable rate forward contracts based on the December 31, 2004 LIBOR rate plus 50 basis points. The three-month LIBOR rate was 2.56% at December 31, 2004.
(3)	Represents the amount due under operating leases for the periods specified. U.S. Cellular has no material capitalized leases.
(4)

Includes obligations due under equipment vendor contracts. The amounts due in less than one year include estimated capital expenditures. See “Capital Expenditures” for further discussion. Also includes amounts payable under other agreements to purchase goods or services, including open purchase orders.

(5)	Does not include amounts in any period for other post-retirement benefits because U.S. Cellular does not have any post-retirement benefit plans.
(6)	Includes $121 million paid or to be paid to the FCC in 2005 related to Auction 58. See “Acquisitions, Exchanges and Divestitures.”

For further information regarding U.S. Cellular’s contractual obligations see Note 19 – Commitments and Contingencies.

Off-Balance Sheet Arrangements

U.S. Cellular has no transactions, agreements or other contractual arrangements with unconsolidated entities involving “off-balance sheet arrangements,” as defined by SEC rules, that have or are reasonably likely to have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, revenues or expenses.

U.S. Cellular has certain variable interests in investments in unconsolidated entities where U.S. Cellular holds a minority interest.  The investments in unconsolidated entities total $155.5 million as of December 31, 2004 and are accounted for using either the equity or cost method.  U.S. Cellular’s maximum loss exposure for these variable interests is limited to the aggregate carrying amount of the investments.

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

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

U.S. Cellular prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. Cellular’s significant accounting policies are discussed in detail in Note 1 – Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

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

Management believes the following critical accounting estimates reflect its more significant judgments and estimates used in the preparation of its consolidated financial statements. U.S. Cellular’s senior management has discussed the development and selection of each of the following accounting policies and estimates and the following disclosures with the audit committee of U.S. Cellular’s Board of Directors.

Licenses and Goodwill

As of December 31, 2004, U.S. Cellular reported $1,186.8 million of licenses and $445.2 million of goodwill, as a result of acquisitions of interests in wireless licenses and businesses. In addition, U.S. Cellular reported $42.0 million of license rights related to licenses that will be received when the AT&T Wireless exchange transaction is fully completed.

See Note 4 – Licenses and Goodwill for a schedule of license and goodwill activity in 2004 and 2003.

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

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. U.S. Cellular has identified six reporting units pursuant to paragraph 30 of SFAS No. 142, “Goodwill and Other Intangible Assets.” The six reporting units represent six geographic groupings of FCC licenses, constituting six geographic service areas. U.S. Cellular combines its FCC licenses into six units of accounting for purposes of testing the licenses for impairment pursuant to Emerging Issues Task Force Issue 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets” (“EITF 02-7”), and SFAS No. 142, using the same geographic groupings as its reporting units. The divestitures of markets in 2004 resulted in the elimination of one of the six reporting units.

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

Asset Retirement Obligations

SFAS No. 143, “Accounting for Asset Retirement Obligations,” was issued in June 2001, and became effective for U.S. Cellular beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the liability recorded is recognized in the Statement of Operations as a gain or loss.

U.S. Cellular is subject to asset retirement obligations associated primarily with its cell sites, retail sites and office locations. Asset retirement obligations generally include costs to remediate leased land on which U.S. Cellular’s cell sites and switching offices are located. U.S. Cellular is also generally required to return leased retail store premises and office space to their pre-existing conditions.

The changes in asset retirement obligation during 2004 and 2003 were as follows:

Year Ended December 31,	2004	2003
(Dollars in thousands)	(as restated)	(as restated)

Balance, beginning of period	$64,540	$54,438
Additional liabilities accrued	5,426	5,680
Disposition of assets	(2,065)	—
Accretion expense	4,674	4,422
Balance, end of period	$72,575	$64,540

Property, Plant and Equipment

U.S. Cellular provides for depreciation on its property, plant and equipment using the straight-line method over the estimated useful lives of the assets. U.S. Cellular depreciates its leasehold improvement assets associated with leased properties over periods ranging from three to ten years, which approximates the shorter of the assets’ economic lives or the specific lease terms, as defined in SFAS No. 13, “Accounting for Leases,” as amended. Annually, U.S. Cellular reviews its property, plant and equipment to assess whether the estimated useful lives are appropriate.  The estimated useful lives of property, plant and equipment is a critical accounting estimate because changing the lives of assets can result in larger or smaller charges for depreciation expense.  Factors used in determining useful lives include technology changes, regulatory requirements, obsolescence and type of use.

In 2004, U.S. Cellular adjusted the useful lives of Time Division Multiple Access (“TDMA”) radio equipment, switch software and antenna equipment. TDMA radio equipment lives were adjusted to be fully depreciated by the end of 2008, which is the latest date the wireless industry will be required by regulation to support analog service. U.S. Cellular currently uses TDMA radio equipment to support analog service, and expects to have its digital radio network fully migrated to CDMA 1XRTT or some future generation of CDMA technology by that time. The useful lives for certain switch software were reduced to one year from three years and antenna equipment lives were reduced to seven years from eight years in order to better align the useful lives with the actual length of time the assets are in use. These changes increased depreciation by $14.9 million for 2004. The changes in useful lives reduced net income by $9.0 million, or $0.10 per diluted share, in the year ended December 31, 2004.

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

U.S. Cellular periodically evaluates potential impairment of its long-lived assets, including property, plant and equipment, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” If indicators of impairment exist and the amount of impairment is quantifiable, U.S. Cellular would write down the net book value of its long-lived assets to the determined fair market value with the difference recorded as a loss in the Statement of Operations.

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

The accounting for income taxes, the amounts of income tax assets and liabilities and the related income tax provision are critical accounting estimates because such amounts are significant to U.S. Cellular’s financial condition, changes in financial condition and results of operations.

The preparation of the consolidated financial statements requires U.S. Cellular to calculate its provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items, such as depreciation expense, for tax and accounting purposes as well as estimating the impact of potential adjustments to filed tax returns. These temporary differences result in deferred tax assets and liabilities, which are included in U.S. Cellular’s consolidated balance sheet. U.S. Cellular must then assess the likelihood that deferred tax assets will be recovered from future taxable income, and, to the extent management believes that recovery is not likely, establish a valuation allowance. Management’s judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. U.S. Cellular’s current net deferred tax assets totaled $73.2 million, and $14.9 million, as of December 31, 2004 and 2003, respectively. These amounts represent the deferred tax effects of the federal net operating loss (“NOL”) carryforwards and the allowance for doubtful customer accounts receivable, and is included in other current assets on the Balance Sheet.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows:

December 31,	2004	2003
(Dollars in thousands)	(as restated)	(as restated)

Deferred Tax Asset
Net operating loss carryforward	$23,896	$25,608
Derivative instruments	26,026	20,460
Other	382	5,766
	50,304	51,834
Less valuation allowance	(12,347)	(7,288)
Total Deferred Tax Asset	37,957	44,546
Deferred Tax Liability
Property, plant and equipment	322,799	203,749
Licenses	240,401	222,941
Marketable equity securities	85,592	78,324
Partnership investments	59,415	38,119
Total Deferred Tax Liability	708,207	543,133
Net Deferred Income Tax Liability	$670,250	$498,587

The deferred income tax liability relating to marketable equity securities totaled $85.6 million, and $78.3 million, as of December 31, 2004 and 2003, respectively. These amounts represent deferred income taxes calculated on the difference between the book basis and the tax basis of the marketable equity securities.  Income taxes will be payable when U.S. Cellular disposes of the marketable equity securities.

At December 31, 2004, U.S. Cellular and certain subsidiaries had $405.3 million of state NOL carryforwards (generating an 18.0 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the losses. The state NOL carryforwards expire between 2005 and 2024. Certain subsidiaries which are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $5.9 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2005 and 2024. A valuation allowance was established for a portion of the state NOL carryforwards, and the federal NOL carryforwards, since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

TDS’s consolidated federal income tax return, which includes U.S. Cellular, is routinely subject to examination of its income tax returns by the Internal Revenue Service and other tax authorities. U.S. Cellular periodically assesses the likelihood of adjustments to its tax liabilities resulting from these examinations to determine the adequacy of its provision for income taxes, including related interest. Management judgment is required in assessing the eventual outcome of these examinations. Changes to such assessments affect the calculation of U.S. Cellular’s income tax expense. As a result of the substantial completion of federal and state tax audits, U.S. Cellular has reclassified $50 million from other deferred liabilities and credits to other current liabilities.

Contingencies, Indemnities and Commitments

Contingent obligations, including, indemnities, litigation and other possible commitments are accounted for in accordance with SFAS No. 5, “Accounting for Contingencies,” which require that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.  Accordingly, those contingencies that are deemed to be probable and where the amount of such settlement is reasonably estimable are accrued in the financial statements.  If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued.  Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred, even if the amount is not estimable.  The assessment of contingencies is a highly subjective process that requires judgments about future events.  Contingencies are reviewed at least quarterly to determine the adequacy of the accruals and related financial statement disclosure. The ultimate settlement of contingencies may differ materially from amounts accrued in the financial statements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In August 2002, U.S. Cellular entered into a loan agreement with TDS under which it borrowed $105 million, which was used for the Chicago market purchase. The loan had an annual interest rate of 8.1%, payable quarterly, and was due in August 2008, with prepayments optional. U.S. Cellular’s Board of Directors, including independent directors, approved the terms of this loan and determined that such terms were fair to U.S. Cellular and all of its shareholders. In February 2004, U.S. Cellular repaid this note.

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular’s selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular’s initial public offering when TDS owned more than 90% of U.S. Cellular’s outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arm’s-length negotiations. The principal arrangements that affect U.S. Cellular’s operations are described in Item 13 of U.S. Cellular’s Annual Report on Form 10-K/A for the year ended December 31, 2004. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in U.S. Cellular’s financial statements.  TDS made a $2.9 million capital contribution to U.S. Cellular in 2004 to allocate certain consolidated research tax credits allowed after an IRS audit of the claims for the years 1995 to 2001.

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

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY STATEMENT

This Management’s Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders contain statements that are not based on historical fact, including the words “believes,” “anticipates,” “intends,” “expects” and similar words. These statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

•	Increases in the level of competition in the markets in which U.S. Cellular operates could adversely affect its revenues or increase its costs to compete.

•	Consolidation in the wireless industry may create stronger competitors both operationally and financially which could adversely affect U.S. Cellular’s revenues and increase its costs to compete.

•	Advances or changes in telecommunications technology could render certain technologies used by U.S. Cellular obsolete, could reduce its revenues or could increase its cost of doing business.

•

Changes in the telecommunications regulatory environment, or a failure to timely or fully comply with any regulatory requirements, such as wireless number portability and E-911 services, could adversely affect U.S. Cellular’s financial condition, results of operations or ability to do business.

•

Changes in U.S. Cellular’s enterprise value, changes in the supply or demand of the market for wireless licenses, adverse developments in U.S. Cellular’s business or the wireless industry and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of U.S. Cellular’s investment in licenses, goodwill and/or physical assets.

•

Early redemptions of debt or repurchases of debt, changes in prepaid forward contracts, operating leases, purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in this Management’s Discussion and Analysis to be different from the amounts actually incurred.

•

Changes in accounting standards or U.S. Cellular’s accounting policies, estimates and/or the assumptions underlying the accounting estimates, including those described under Application of Critical Accounting Policies and Estimates, could have an adverse effect on its financial condition and results of operations.

•

Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending or future litigation could have an adverse effect on U.S. Cellular’s financial condition, results of operations or ability to do business.

•

Costs, integration problems or other factors associated with acquisitions/divestitures of properties and/or licenses could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•

Changes in prices, the number of wireless customers, average revenue per unit, penetration rates, churn rates, selling expenses and net customer retention costs associated with wireless number portability, roaming rates and the mix of products and services offered in wireless markets could have an adverse effect on U.S. Cellular’s operations.

•

Changes in roaming partners’ rates for voice services and the lack of standards and roaming agreements for wireless data products could place U.S. Cellular’s service offerings at a disadvantage to those offered by other wireless carriers with more nationwide service territories, and could have an adverse effect on U.S. Cellular’s operations.

•	Changes in competitive factors with national and global wireless carriers could result in product and cost disadvantages and could have an adverse effect on U.S. Cellular’s operations.

•

Changes in guidance or interpretations of accounting requirements, changes in industry practice or changes in management assumptions could require amendments to or restatements of disclosures or financial information included in this or prior filings with the SEC.

•

Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in U.S. Cellular’s credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to it, which could require it to reduce its construction, development and acquisition programs.

•	Changes in income tax rates, tax laws, regulations or rulings, or federal or state tax assessments could have an adverse effect on U.S. Cellular’s financial condition and results of operations.

•	War, conflicts, hostilities and/or terrorist attacks could have an adverse effect on U.S. Cellular’s business.

•

Changes in general economic and business conditions, both nationally and in the markets in which U.S. Cellular operates, including difficulties by telecommunications companies, could have an adverse effect on U.S. Cellular’s business.

•

Changes in fact or circumstances, including new or additional information that affects the calculation of accrued liabilities for contingent obligations under guarantees, indemnities or otherwise could require U.S. Cellular to record charges in excess of amounts accrued on the financial statements, if any, which could have an adverse effect on U.S. Cellular’s financial condition and results of operations.

•

A material weakness in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or permit fraud, which could have an adverse effect on U.S. Cellular’s business, results of operations and financial condition. Assurances cannot be provided as to when such material weaknesses disclosed herein will be remediated.

•

The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on U.S. Cellular’s business operations, financial condition and results of operations.

•

Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and or any other financial or statistical information to vary from management’s forward estimates included in this report by a material amount.

U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  Readers should evaluate any statements in light of these important factors.

MARKET RISK

Long-Term Debt

U.S. Cellular is subject to market rate risks due to fluctuations in interest rates and equity markets. The majority of U.S. Cellular’s debt, excluding long-term debt related to the forward contracts, is in the form of long-term, fixed-rate notes with original maturities ranging from five to 30 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such instruments. The long-term debt related to the forward contracts consists of variable-rate debt which requires quarterly interest payments that are dependent on market interest rates. Increased interest rates will result in increased interest expense. As of December 31, 2004, U.S. Cellular has not entered into financial derivatives to reduce its exposure to interest rate risks.

The following table presents the scheduled principal payments on long-tem debt and forward contracts and the related weighted-average interest rates by maturity dates at December 31, 2004:

	Principal Payments Due by Period
(Dollars in millions)	Long-Term Debt Obligations	Weighted-Avg. Interest Rates on Long-Term Debt Obligations (1)	Forward Contracts	Weighted-Avg. Interest Rates on Forward Contracts(2)

2005	$—	—%	$—	—%
2006	—	—%	—	—%
2007	—	—%	159.9	2.8%
2008	—	—%	—	—%
2009	10.0	9.0%	—	—%
After 5 Years	990.9	7.2%	—	—%
Total	$1,000.9	7.3%	$159.9	2.8%

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

Marketable Equity Securities and Derivatives

U.S. Cellular maintains a portfolio of available-for-sale marketable equity securities, which resulted from the sale of non-strategic investments. The market value of these investments aggregated $282.8 million at December 31, 2004 and $260.2 million at December 31, 2003. As of December 31, 2004, U.S. Cellular recorded a net unrealized holding gain, net of tax, included in accumulated other comprehensive income totaling $77.6 million.  As of December 31, 2003, this amount was $63.3 million. In 2002, U.S. Cellular recognized, in the Statement of Operations, losses of $244.7 million ($146.5 million net of tax of $98.2 million), related to investments in marketable equity securities as a result of management’s determination that unrealized losses with respect to the investments were other than temporary.

A subsidiary of U.S. Cellular has entered into a number of forward contracts related to the Vodafone marketable equity securities that it holds. See Note 15 – Financial Instruments and Derivatives in the Notes to Consolidated Financial Statements for a description of the forward contracts. U.S. Cellular has provided guarantees to the lenders which provide assurance to the lenders that all principal and interest amounts are paid upon settlement of the contracts by such subsidiary. The risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities (“downside limit”) while retaining a share of gains from increases in the market prices of such securities (“upside potential”). The downside limit of the Vodafone securities is hedged at a range of $15.07 to $16.07 per share, which is at or above the cost basis, thereby eliminating the other-than-temporary risk on these contracted securities. The upside potential is a range of $21.05 to $22.60 per share.

Under the terms of the forward contracts, U.S. Cellular continues to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature in May 2007 and, at U.S. Cellular’s option, may be settled in shares of the security or in cash, pursuant to formulas that “collar” the price of the shares. The collars effectively limit U.S. Cellular’s downside risk and upside potential on the contracted shares. The collars are typically adjusted for any changes in dividends on the contracted shares. If the dividend increases, the collar’s upside potential is typically reduced. If the dividend decreases the collar’s upside potential is typically increased. If U.S. Cellular elects to settle in shares, it will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized though maturity. If U.S. Cellular elects to settle in cash, it will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula.

Deferred taxes have been provided for the difference between the financial reporting basis and the income tax basis of the marketable equity securities and are included in deferred tax liabilities on the Balance Sheet. Such deferred tax liabilities totaled $85.6 million at December 31, 2004, and $78.3 million at December 31, 2003.

The following table summarizes certain facts surrounding the contracted securities as of December 31, 2004.

		Collar (1)
Security	Shares	Downside Limit (Floor)	Upside Potential (Ceiling)	Loan Amount (000s)
Vodafone	10,245,370	$15.07-$16.07	$21.05-$22.60	$159,856

(1)          The per share amounts represent the range of floor and ceiling prices of all securities monetized.

The following analysis presents the hypothetical change in the fair value of U.S. Cellular’s marketable equity securities and derivative instruments at December 31, 2004, and December 31, 2003, using the Black-Scholes model, assuming the same hypothetical price fluctuations of plus and minus 10%, 20% and 30%. The table presents hypothetical information as required by Securities and Exchange Commission rules. Such information should not be inferred to suggest that U.S. Cellular has any intention of selling any marketable equity securities or canceling any derivative instruments.

(Dollars in millions)	December 31, 2004 Fair Value	Valuation of investments assuming indicated increase
		+10%	+20%	+30%

Marketable Equity Securities	$282.8	$311.1	$339.4	$367.6
Derivative Instruments (1)	$(70.8)	$(96.5)	$(122.2)	$(148.7)

(Dollars in millions)	December 31, 2004 Fair Value	Valuation of investments assuming indicated decrease
		-10%	-20%	-30%

Marketable Equity Securities	$282.8	$254.6	$226.2	$198.0
Derivative Instruments (1)	$(70.8)	$(48.7)	$(27.2)	$(7.6)

(Dollars in millions)	December 31, 2003 Fair Value	Valuation of investments assuming indicated increase
		+10%	+20%	+30%

Marketable Equity Securities	$260.2	$286.2	$312.2	$338.2
Derivative Instruments (1)	$(55.7)	$(77.1)	$(99.2)	$(122.0)

(Dollars in millions)	December 31, 2003 Fair Value	Valuation of investments assuming indicated decrease
		-10%	-20%	-30%

Marketable Equity Securities	$260.2	$234.2	$208.2	$182.1
Derivative Instruments (1)	$(55.7)	$(35.3)	$(15.9)	$2.5

(1)          Represents the fair value of the derivative instrument assuming the indicated increase or decrease in the underlying securities.

United States Cellular Corporation and Subsidiaries

Consolidated Statements of Operations

Year Ended December 31,	2004	2003	2002
(Dollars in thousands, except per share amounts)	(as restated)	(as restated)	(as restated)

Operating Revenues
Service	$2,616,946	$2,418,922	$2,100,213
Equipment sales	191,255	158,832	98,662
Total Operating Revenues	2,808,201	2,577,754	2,198,875

Operating Expenses
System operations (excluding Depreciation shown separately below)	562,690	578,289	493,624
Cost of equipment sold	486,605	355,139	242,465
Selling, general and administrative	1,088,181	1,007,599	831,421
Depreciation	450,292	374,935	312,434
Amortization and accretion	47,910	57,564	39,161
Loss on impairment of intangible assets	—	49,595	—
(Gain) loss on assets held for sale	(10,806)	45,908	—
Total Operating Expenses	2,624,872	2,469,029	1,919,105

Operating Income	183,329	108,725	279,770

Investment and Other Income (Expense)
Investment income	63,758	51,088	42,192
Interest and dividend income	10,764	4,820	6,987
Gain (loss) on investments	25,791	(5,200)	(295,454)
Interest expense	(86,241)	(64,607)	(47,878)
Other income (expense), net	(2,576)	10	717
Total Investment and Other Income (Expense)	11,496	(13,889)	(293,436)
Income (Loss) Before Income Taxes and Minority Interest	194,825	94,836	(13,666)
Income tax expense (benefit)	74,678	35,869	(1,287)
Income (Loss) Before Minority Interest	120,147	58,967	(12,379)
Minority share of income	(10,631)	(11,149)	(13,359)
Income (Loss) Before Cumulative Effect of Accounting Change	109,516	47,818	(25,738)
Cumulative effect of accounting change, net of tax and minority interest	—	(14,346)	(8,560)
Net Income (Loss)	$109,516	$33,472	$(34,298)

Basic Weighted Average Shares Outstanding (000s)	86,244	86,136	86,086
Basic Earnings per Share
Income (Loss) Before Cumulative Effect of Accounting Change	$1.27	$0.56	$(0.31)
Cumulative Effect of Accounting Change	—	(0.17)	(0.09)
Net Income (Loss)	$1.27	$0.39	$(0.40)

Diluted Weighted Average Shares Outstanding (000s)	86,736	86,602	86,086
Diluted Earnings per Share
Income (Loss) Before Cumulative Effect of Accounting Change	$1.26	$0.56	$(0.31)
Cumulative Effect of Accounting Change	—	(0.17)	(0.09)
Net Income (Loss)	$1.26	$0.39	$(0.40)

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)	(as restated)	(as restated)	(as restated)

Cash Flows from Operating Activities
Net income (loss)	$109,516	$33,472	$(34,298)
Add (deduct) adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation, amortization and accretion	498,202	432,499	351,595
Bad debts expense	47,546	57,533	63,535
Deferred income taxes, net	65,200	17,504	(5,489)
Investment income	(63,758)	(51,088)	(42,192)
Distributions from unconsolidated entities	46,530	44,833	28,881
Minority share of income	10,631	11,149	13,359
Loss on impairment of intangible assets	—	49,595	—
(Gain) loss on assets held for sale	(10,806)	45,908	—
(Gain) loss on investments	(25,791)	5,200	295,454
Cumulative effect of accounting change	—	14,346	8,560
Noncash interest expense	7,882	10,614	9,526
Other noncash expense	9,031	3,865	2,972
Accreted interest on repayment of long-term debt	(68,056)	—	—
Changes in assets and liabilities from operations
Change in accounts receivable	(78,638)	(45,047)	(98,899)
Change in inventory	(5,876)	(16,499)	2,639
Change in accounts payable	(24,242)	(13,401)	70,383
Change in customer deposits and deferred revenues	10,535	16,342	17,199
Change in accrued taxes	41,063	49,376	(37,175)
Change in other assets and liabilities	(2,871)	5,128	5,126
	566,098	671,329	651,176
Cash Flows from Investing Activities
Additions to property, plant and equipment	(643,204)	(614,697)	(700,367)
System development costs	(13,039)	(16,167)	(32,009)
Acquisitions, net of cash acquired	(40,786)	(5,125)	(452,936)
Cash received from divestitures and exchanges, net of cash divested	184,919	33,953	—
FCC auction deposits	(9,000)	—	56,060
Other investing activities	921	2,963	(1,001)
	(520,189)	(599,073)	(1,130,253)
Cash Flows from Financing Activities
Issuance of notes payable	420,000	279,278	542,610
Issuance of long-term debt	412,484	432,944	129,800
Affiliated long-term debt borrowings	(105,000)	—	105,000
Proceeds from forward contracts	—	—	159,856
Repayment of notes payable	(390,000)	(739,278)	(346,610)
Repayment of long-term debt	(348,232)	(40,680)	(129,800)
Repurchase of common shares	(3,908)	—	—
Common shares reissued	6,970	505	277
Capital (distributions) to minority partners	(5,446)	(7,632)	(7,776)
Other financing activities	(1,744)	(2,420)	11,617
	(14,876)	(77,283)	464,974
Net Increase (Decrease) in Cash and Cash Equivalents	31,033	(5,027)	(14,103)
Cash and Cash Equivalents
Beginning of year	10,029	15,056	29,159
End of year	$41,062	$10,029	$15,056

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets – Assets

December 31,	2004	2003
(Dollars in thousands)	(as restated)	(as restated)

Current Assets
Cash and cash equivalents
General funds	$41,003	$10,003
Affiliated cash equivalents	59	26
	41,062	10,029
Accounts receivable
Customers, less allowance of $10,820 and $12,514, respectively	248,383	225,017
Roaming	26,421	35,362
Other	41,632	26,079
Inventory	76,918	70,963
Prepaid expenses	31,764	22,389
Deferred tax asset	73,216	14,904
Other current assets	24,951	12,161
	564,347	416,904
Investments
Licenses	1,186,764	1,189,326
License rights	42,037	42,037
Goodwill	445,212	449,550
Customer lists, net of accumulated amortization of $34,630 and $22,206, respectively	24,915	24,448
Marketable equity securities	282,829	260,188
Investments in unconsolidated entities	155,519	166,862
Notes and interest receivable – long-term	4,885	6,476
	2,142,161	2,138,887
Property, Plant and Equipment
In service and under construction	3,913,000	3,443,345
Less accumulated depreciation	1,546,563	1,269,326
	2,366,437	2,174,019

Deferred Charges
System development costs, net of accumulated amortization of $146,188 and $114,673	74,283	97,370
Other, net of accumulated amortization of $1,528 and $5,815, respectively	32,807	27,041
	107,090	124,411

Assets of Operations Held for Sale	—	100,523

Total Assets	$5,180,035	$4,954,744

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets – Liabilities and Shareholders’ Equity

December 31,	2004	2003
(Dollars in thousands)	(as restated)	(as restated)

Current Liabilities
Current portion of long-term debt	$—	$3,000
Current portion of long-term debt - affiliated	—	105,000
Notes payable	30,000	—
Accounts payable
Affiliated	5,314	4,252
Trade	259,167	284,577
Customer deposits and deferred revenues	104,394	94,081
Accrued interest	6,120	11,416
Accrued taxes	80,512	26,228
Accrued compensation	49,116	39,257
Other current liabilities	14,709	18,399
	549,332	586,210
Deferred Liabilities and Credits
Net deferred income tax liability	670,250	498,587
Derivative liability	70,796	55,735
Asset retirement obligation	72,575	64,540
Other deferred liabilities and credits	26,647	80,358
	840,268	699,220
Long-Term Debt
Long-term debt, excluding current portion	1,000,930	984,488
Forward contracts	159,856	159,856
	1,160,786	1,144,344

Liabilities of Operations Held for Sale	—	2,427

Commitments and Contingencies (Note 19)

Minority Interest	40,052	59,048

Common Shareholders’ Equity
Common Shares, par value $1 per share; authorized 140,000,000 shares; issued 55,045,684 and 55,046,268 shares, respectively	55,046	55,046
Series A Common Shares, par value $1 per share; authorized 50,000,000 shares; issued and outstanding 33,005,877 shares	33,006	33,006
Additional paid-in capital	1,305,249	1,308,963
Treasury Shares, at cost, 1,716,658 and 1,900,254 shares, respectively	(99,627)	(115,156)
Accumulated other comprehensive income	32,803	28,032
Retained earnings	1,263,120	1,153,604
	2,589,597	2,463,495
Total Liabilities and Shareholders’ Equity	$5,180,035	$4,954,744

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Common Shareholders’ Equity

(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)	Retained Earnings

Balance, December 31, 2001	$55,046	$33,006	$1,307,584	$(122,010)		$(78,997)	$1,141,040
Effect of restatement on balance above	—	—	—	—		(5,512)	13,390

Balance, December 31, 2001 (as restated)	55,046	33,006	1,307,584	(122,010)		(84,509)	1,154,430

Add (Deduct)
Employee benefit plans	—	—	(399)	4,748		—	—
Net (loss)	—	—	—	—	$(34,298)	—	(34,298)
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	(5,512)	(5,512)	—
Marketable equity securities	—	—	—	—	100,711	100,711	—
Comprehensive income	—	—	—	—	$60,901	—	—

Balance, December 31, 2002 (as restated)	55,046	33,006	1,307,185	(117,262)		10,690	1,120,132

Add (Deduct)
Employee benefit plans	—	—	1,778	2,106		—	—
Net income	—	—	—	—	$33,472	—	33,472
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	(29,763)	(29,763)	—
Marketable equity securities	—	—	—	—	47,105	47,105	—
Comprehensive income	—	—	—	—	$50,814	—	—

Balance, December 31, 2003 (as restated)	55,046	33,006	1,308,963	(115,156)		28,032	1,153,604

Add (Deduct)
Employee benefit plans	—	—	(6,592)	19,437		—	—
Capital Contribution	—	—	2,878	—		—	—
Net income	—	—	—	—	$109,516	—	109,516
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	(9,495)	(9,495)	—
Marketable equity securities	—	—	—	—	14,266	14,266	—
Comprehensive income	—	—	—	—	$114,287	—	—
Repurchase of common shares	—	—	—	(3,908)	—	—

Balance, December 31, 2004 (as restated)	$55,046	$33,006	$1,305,249	$(99,627)		$32,803	$1,263,120

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United States Cellular Corporation (“U.S. Cellular”), a Delaware Corporation, is an 82.0%-owned subsidiary of Telephone and Data Systems, Inc. (“TDS”).

Nature of Operations

U.S. Cellular owns, manages and invests in wireless systems throughout the United States. U.S. Cellular owned, or had the right to acquire pursuant to certain agreements, interests in 220 wireless markets, representing a total population of approximately 44.4 million, as of December 31, 2004. U.S. Cellular served 4.9 million customers and had 175 majority-owned (“consolidated”) markets in 27 states as of December 31, 2004. U.S. Cellular operates as one reportable segment.

Restatement

U.S. Cellular and its audit committee concluded on November 9, 2005, that U.S. Cellular would amend its Annual Report on Form 10-K for the year ended December 31, 2004 to restate its financial statements and financial information for each of the three years in the period ended December 31, 2004, including quarterly information for 2004 and 2003, and certain selected financial data for the years 2001 and 2000. U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005 to restate the financial statements and financial information included therewith.

On November 11, 2005, U.S. Cellular announced that the staff of the Midwest Regional Office of the Securities and Exchange Commission (“SEC”) had advised U.S. Cellular that it was conducting an investigation into the restatement of financial statements announced by U.S. Cellular on November 10, 2005.   U.S. Cellular intends to cooperate fully with the SEC staff in this investigation.

The restatement adjustments principally correct items that were recorded in the financial statements previously but not in the proper periods and certain income tax errors. Correction of the errors, with the exception of income taxes discussed below, individually did not have a material impact on income before income taxes and minority interest, net income or earnings per share; however, when aggregated, the items were considered to be material. The restatement adjustments to correct income tax accounting had a material impact individually on net income and earnings per share in prior periods. The restated financial statements are adjusted to record certain obligations in the periods such obligations were incurred and, correct the timing of the reversal of certain tax liabilities and record revenues in the periods such revenues were earned.  The adjustments are described below.

•      Income taxes – U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. In the restatement, U.S. Cellular corrected its income tax expense, federal and state taxes payable, liabilities accrued for tax contingencies, deferred income tax assets and liabilities and related disclosures for the years ended December 31, 2004, 2003 and 2002 for items identified based on a reconciliation of income tax accounts.  The reconciliation compared amounts used for financial reporting purposes to the amounts used in the preparation of the income tax returns, and took into consideration the results of federal and state income tax audits and the resulting book/tax basis differences which generate deferred tax assets and liabilities.  In addition, a review of the state deferred income tax rates used to establish deferred income tax assets and liabilities identified errors in the state income tax rate used which resulted in adjustments to correct the amount of deferred income tax assets and liabilities recorded for temporary differences between the timing of when certain transactions are recognized for financial and income tax reporting.

•      Federal universal service fund (“USF”) contributions – In 2004 and 2003, Universal Service Administrative Company (“USAC”) billings to U.S. Cellular for USF contributions were based on estimated revenues reported to USAC by U.S. Cellular in accordance with USAC’s established procedures. However, U.S. Cellular’s actual liability for USF is based upon its actual revenues and USAC’s established procedures provide a method to adjust U.S. Cellular’s estimated liability to its actual liability. In the first six months of 2005 and the full years of 2004 and 2003, U.S. Cellular’s actual revenues exceeded estimated revenues reported to USAC on an interim basis.  As a result, additional amounts were due to USAC in 2005 and 2004 based on U.S. Cellular’s annual report filings.  Such additional amounts were incorrectly expensed when the invoices were received from USAC rather than at the time the obligation was incurred.  In the third quarter of 2005, U.S. Cellular corrected its accounting for USF contributions to record expense reflecting the estimated obligation incurred based on actual revenues reported during the period.  Accordingly, in the restatement, U.S. Cellular has adjusted previously reported USF contributions expense to reflect the estimated liability incurred during the period.

•      Customer contract termination fees – In the fourth quarter of 2003, U.S. Cellular revised its business practices related to the billing of contract termination fees charged when a customer disconnected service prior to the end of the customer’s contract.  This change resulted in an increase in amounts billed to customers and revenues even though a high percentage of the amounts billed were deemed uncollectible. At the time of the change in business practice, U.S. Cellular incorrectly recorded revenues related to such fees at the time of billing, as generally accepted accounting principles (“GAAP”) would preclude revenue recognition if the receivable is not reasonably assured of collection.  In the first quarter of 2005, U.S. Cellular corrected its accounting to record revenues related to such fees only upon collection, in recognition of the fact that the collectibility of the revenues was not reasonably assured at the time of billing.  In the restatement, U.S. Cellular made adjustments to properly reflect revenues for such fees upon collection beginning on October 1, 2003.

•      Leases and contracts – U.S. Cellular has entered into certain operating leases (as both lessee and lessor) that provide for specific scheduled increases in payments over the lease term. In the third quarter of 2004, U.S. Cellular made adjustments for the cumulative effect which were not considered to be material to either that quarter or to prior periods to correct its accounting and to recognize revenues and expenses under such agreements on a straight-line basis over the term of the lease in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases,” as amended, and related pronouncements. In addition, the accounting for certain other long-term contracts, for which a cumulative effect adjustment was made in the first quarter of 2005, was corrected to recognize expenses in the appropriate periods. The restatement adjustments reverse the cumulative amounts previously recorded in the third quarter of 2004 and the first quarter of 2005, and properly record such revenues and expenses on a straight-line basis in the appropriate periods.

•      Promotion rebates – From time to time, U.S. Cellular’s sales promotions include rebates on sales of handsets to customers.  In such cases, U.S. Cellular reduces revenues and records a liability at the time of sale reflecting an estimate of rebates to be paid under the promotion.  Previously, the accrued liability was not adjusted on a timely basis upon expiration of the promotion to reflect the actual amount of rebates paid based upon information available at the date the financial statements were issued.  In the restatement, U.S. Cellular has corrected revenues and accrued liabilities to reflect the impacts associated with promotion rebates in the appropriate periods.

•      Operations of consolidated partnerships managed by a third party – Historically, U.S. Cellular recorded the results of operations of certain consolidated partnerships managed by a third party on an estimated basis, and adjusted such estimated results to the actual results upon receipt of financial statements in the following quarter. However, GAAP requires that the actual amounts be used.  In the restatement, U.S. Cellular has corrected its financial statements to recognize results of operations in the appropriate period based on the partnerships’ actual results of operations reported for such periods.

•      Investment income from entities accounted for by the equity method – Historically, U.S. Cellular recorded an estimate each quarter of its proportionate share of net income (loss) from certain entities accounted for by the equity method, and adjusted such estimate to the actual share of net income (loss) upon receipt of financial statements in the following quarter. However, GAAP requires that the actual amounts be used.  In the restatement, U.S. Cellular has corrected its financial statements to recognize investment income in the appropriate period based on the entities’ actual net income (loss) reported for such periods.

•      Consolidated statements of cash flows – In the restatement, the classification of cash distributions received from unconsolidated entities has been corrected to properly reflect cash received, which represents a return on investment in the unconsolidated entities, as cash flows from operating activities; previously, the cash received on such investments was classified as cash flows from investing activities. Also, the classification of certain noncash stock-based compensation expense has been corrected to properly reflect such noncash expense as an adjustment to cash flows from operating activities; previously, such expense was classified as cash flows from financing activities.

•      Other items – In addition to the adjustments described above, U.S. Cellular recorded a number of other adjustments to correct and record revenues and expenses in the periods in which such revenues and expenses were earned or incurred. These adjustments were not significant, either individually or in aggregate.

The table below summarizes the impacts on net income and earnings per share as a result of the restatement.

				Prior to
	2004	2003	2002	2002
	(Increase (decrease) dollars in thousands)
Income (Loss) Before Income Taxes and Minority Interest, as previously reported	$192,632	$106,150	$(12,388)
Federal universal service fund contributions	2,973	(4,620)	—	$—
Customer contract termination fees	(599)	(2,992)	—	—
Leases and contracts	1,363	(2,201)	(785)	(1,060)
Promotion rebates	1,027	—	—	—
Operations of consolidated partnerships managed by a third party	1,183	(245)	(539)	(147)
Investment income from entities accounted for by the equity method	(3,368)	(975)	124	(2,352)
Other items	(386)	(281)	(78)	(1,601)
Total adjustment	2,193	(11,314)	(1,278)	$(5,160)
Income (Loss) Before Income Taxes and Minority Interest, as restated	$194,825	$94,836	$(13,666)

	2004		2003		2002		Prior to 2002
	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)
	(Increase (decrease) dollars in thousands, except per share amounts)
As previously reported	$109,021	$1.26	$42,660	$0.49	$(26,945)	$(0.31)
Federal universal service fund contributions	1,616	0.02	(2,522)	(0.03)	—	—	$—
Customer contract termination fees	(339)	(0.01)	(1,672)	(0.02)	—	—	—
Leases and contracts	725	0.01	(1,285)	(0.01)	(450)	(0.01)	(591)
Promotion rebates	584	0.01	—	—	—	—	—
Operations of consolidated partnerships managed by a third party	525	0.01	(108)	—	(234)	—	(70)
Investment income from entities accounted for by the equity method	(2,039)	(0.03)	(590)	(0.01)	75	—	(1,423)
Income taxes	(358)	(0.01)	(2,839)	(0.03)	(6,696)	(0.08)	17,059
Other items	(219)	—	(172)	—	(48)	—	(1,585)
Total adjustment	495	—	(9,188)	(0.10)	(7,353)	(0.09)	$13,390
As restated	$109,516	$1.26	$33,472	$0.39	$(34,298)	$(0.40)

The effect of the restatement on the previously reported Consolidated Statements of Operations is as follows:

	2004		2003		2002
(Dollars in thousands, except per share amounts)	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
For the Year Ended December 31,
Operating Revenues
Service	$2,647,227	$2,616,946	$2,423,789	$2,418,922	$2,098,893	$2,100,213
Equipment sales	190,392	191,255	158,994	158,832	98,693	98,662
Total Operating Revenues	2,837,619	2,808,201	2,582,783	2,577,754	2,197,586	2,198,875

Operating Expenses
System operations (excluding Depreciation shown separately below)	563,069	562,690	576,159	578,289	492,750	493,624
Cost of equipment sold	486,952	486,605	355,150	355,139	242,523	242,465
Selling, general and administrative	1,122,700	1,088,181	1,004,655	1,007,599	829,993	831,421
Depreciation	450,032	450,292	374,769	374,935	311,993	312,434
Amortization and accretion	47,910	47,910	57,564	57,564	39,161	39,161
Loss on impairment of intangible assets	—	—	49,595	49,595	—	—
(Gain) loss on assets held for sale	(10,806)	(10,806)	45,908	45,908	—	—
Total Operating Expenses	2,659,857	2,624,872	2,463,800	2,469,029	1,916,420	1,919,105

Operating Income	177,762	183,329,	118,983	108,725	281,166	279,770

Investment and Other Income (Expense)
Investment income	68,481	63,758	52,063	51,088	42,068	42,192
Interest and dividend income	10,801	10,764	4,872	4,820	7,004	6,987
Gain (loss) on investments	24,436	25,791	(5,200)	(5,200)	(295,454)	(295,454)
Interest expense	(86,241)	(86,241)	(64,607)	(64,607)	(47,878)	(47,878)
Other income (expense), net	(2,607)	(2,576)	39	10	706	717
Total Investment and Other Income (Expense)	14,870	11,496	(12,833)	(13,889)	(293,554)	(293,436)
Income (Loss) before Income Taxes and Minority Interest	192,632	194,825	106,150	94,836	(12,388)	(13,666)
Income tax expense (benefit)	73,708	74,678	37,232	35,869	(7,541)	(1,287)
Income (Loss) Before Minority Interest	118,924	120,147	68,918	58,967	(4,847)	(12,379)
Minority share of income	(9,903)	(10,631)	(11,912)	(11,149)	(13,538)	(13,359)
Income (Loss) before cumulative effect of accounting change	109,021	109,516	57,006	47,818	(18,385)	(25,738)
Cumulative effect of accounting change, net of tax and minority interest	—	—	(14,346)	(14,346)	(8,560)	(8,560)
Net Income (Loss)	$109,021	$109,516	$42,660	$33,472	$(26,945)	$(34,298)

Basic Earnings per Share:
Income (Loss) Before Cumulative Effect of Accounting Change	$1.26	$1.27	$0.67	$0.56	$(0.22)	$(0.31)
Cumulative effect of accounting change	—	—	(0.17)	(0.17)	(0.09)	(0.09)
Net Income (Loss)	$1.26	$1.27	$0.50	$0.39	$(0.31)	$(0.40)

Diluted Earnings per Share:
Income (Loss) Before Cumulative Effect of Accounting Change	$1.26	$1.26	$0.66	$0.56	$(0.22)	$(0.31)
Cumulative effect of accounting change	—	—	(0.17)	(0.17)	(0.09)	(0.09)
Net Income (Loss)	$1.26	$1.26	$0.49	$0.39	$(0.31)	$(0.40)

The effect of the restatement on the previously reported Consolidated Statements of Cash Flows is as follows:

	2004		2003		2002
(Dollars in thousands)	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$109,021	$109,516	$42,660	$33,472	$(26,945)	$(34,298)
Add (Deduct) adjustments to reconcile net Income (loss) to net cash provided by operating activities
Depreciation, amortization and accretion	497,942	498,202	432,333	432,499	351,154	351,595
Bad debts expense	—	47,546	—	57,533	—	63,535
Deferred income taxes, net	65,648	65,200	21,069	17,504	(11,743)	(5,489)
Investment income	(68,481)	(63,758)	(52,063)	(51,088)	(42,068)	(42,192)
Distributions from unconsolidated entities	—	46,530	—	44,833	—	28,881
Minority share of income	9,903	10,631	11,912	11,149	13,538	13,359
Loss on impairment of intangible assets	—	—	49,595	49,595	—	—
(Gain) loss on assets held for sale	(10,806)	(10,806)	45,908	45,908	—	—
(Gain) loss on investments	(24,436)	(25,791)	5,200	5,200	295,454	295,454
Cumulative effect of accounting change	—	—	14,346	14,346	8,560	8,560
Noncash interest expense	7,882	7,882	10,614	10,614	9,526	9,526
Other noncash expense	8,784	9,031	(2,862)	3,865	2,461	2,972
Accreted interest on repayment of long-term debt	(68,056)	(68,056)	—	—	—	—
Changes in assets and liabilities
Change in accounts receivable	(31,781)	(78,638)	11,526	(45,047)	(35,383)	(98,899)
Change in inventory	(5,876)	(5,876)	(16,499)	(16,499)	2,639	2,639
Change in accounts payable	(25,212)	(24,242)	(15,620)	(13,401)	68,472	70,383
Change in customer deposits and deferred revenues	11,011	10,535	15,983	16,342	17,268	17,199
Change in accrued taxes	39,649	41,063	47,180	49,376	(37,177)	(37,175)
Change in other assets and liabilities	3,216	(2,871)	373	5,128	4,324	5,126
	518,408	566,098	621,655	671,329	620,080	651,176

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(642,081)	(643,204)	(616,359)	(614,697)	(698,636)	(700,367)
System development costs	(13,039)	(13,039)	(16,167)	(16,167)	(32,009)	(32,009)
Acquisitions, net of cash acquired	(40,786)	(40,786)	(5,125)	(5,125)	(452,936)	(452,936)
Cash received from divestitures and exchanges, net of cash divested	184,919	184,919	33,953	33,953	—	—
FCC auction deposits	(9,000)	(9,000)	—	—	56,060	56,060
Distributions from unconsolidated entities	46,530	—	44,833	—	28,881	—
Other investing activities	751	921	2,751	2,963	(1,001)	(1,001)
	(472,706)	(520,189)	(556,114)	(599,073)	(1,099,641)	(1,130,253)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of notes payable	420,000	420,000	279,278	279,278	542,610	542,610
Issuance of long-term debt	412,484	412,484	432,944	432,944	129,800	129,800
Affiliated long-term debt borrowings	(105,000)	(105,000)	—	—	105,000	105,000
Proceeds from forward contracts	—	—	—	—	159,856	159,856
Repayment of notes payable	(390,000)	(390,000)	(739,278)	(739,278)	(346,610)	(346,610)
Repayment of long-term debt	(348,232)	(348,232)	(40,680)	(40,680)	(129,800)	(129,800)
Repurchase of common shares	(3,908)	(3,908)	—	—	—	—
Common shares reissued	7,218	6,970	7,231	505	787	277
Capital (distributions) to minority partners	(5,446)	(5,446)	(7,632)	(7,632)	(7,776)	(7,776)
Other financing activities	(1,744)	(1,744)	(2,420)	(2,420)	11,617	11,617
	(14,628)	(14,876)	(70,557)	(77,283)	465,484	464,974

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	31,074	31,033	(5,016)	(5,027)	(14,077)	(14,103)

CASH AND CASH EQUIVALENTS-
Beginning of period	9,848	10,029	14,864	15,056	28,941	29,159
End of period	$40,922	$41,062	$9,848	$10,029	$14,864	$15,056

The effect of the restatement on the Consolidated Balance Sheets is as follows:

	2004		2003
(Dollars in thousands)	As Previously Reported	As Restated	As Previously Reported	As Restated
As of December 31,
Current Assets
Cash and cash equivalents
General funds	$40,863	$41,003	$9,822	$10,003
Affiliated cash equivalents	59	59	26	26
	40,922	41,062	9,848	10,029
Accounts receivable
Due from customers	251,943	248,383	227,651	225,017
Roaming	26,421	26,421	35,362	35,362
Other	39,285	41,632	23,967	26,079
Inventory	76,918	76,918	70,963	70,963
Prepaid expenses	31,507	31,764	22,396	22,389
Deferred income tax asset	83,741	73,216	16,786	14,904
Other current assets	28,214	24,951	17,132	12,161
	578,951	564,347	424,105	416,904
Investments
Licenses	1,186,764	1,186,764	1,189,326	1,189,326
License rights	42,037	42,037	42,037	42,037
Goodwill	425,918	445,212	430,256	449,550
Customer lists	24,915	24,915	24,448	24,448
Marketable equity securities	282,829	282,829	260,188	260,188
Investments in unconsolidated entities	162,764	155,519	170,569	166,862
Notes and interest receivable – long-term	4,885	4,885	6,476	6,476
	2,130,112	2,142,161	2,123,300	2,138,887
Property, Plant and Equipment, net
In service and under construction	3,910,080	3,913,000	3,441,177	3,443,345
Less accumulated depreciation	1,544,644	1,546,563	1,267,293	1,269,326
	2,365,436	2,366,437	2,173,884	2,174,019
Deferred Charges
System development costs	74,283	74,283	97,370	97,370
Other, net of accumulated amortization	33,145	32,807	26,565	27,041
	107,428	107,090	123,935	124,411
Assets of Operations Held for Sale	—	—	100,523	100,523
Total Assets	$5,181,927	$5,180,035	$4,945,747	$4,954,744

Current Liabilities
Current portion of long-term debt	$—	$—	$3,000	$3,000
Current portion of long-term debt – affiliated	—	—	105,000	105,000
Notes payable	30,000	30,000	—	—
Accounts payable
Affiliated	5,314	5,314	4,252	4,252
Trade	254,926	259,167	281,306	284,577
Customer deposits and deferred revenues	104,578	104,394	93,789	94,081
Accrued interest	6,120	6,120	11,416	11,416
Accrued taxes	78,624	80,512	25,477	26,228
Accrued compensation	49,116	49,116	39,257	39,257
Other current liabilities	18,188	14,709	18,399	18,399
	546,866	549,332	581,896	586,210
Deferred Liabilities and Credits
Net deferred income tax liability	680,278	670,250	495,904	498,587
Derivative liability	70,796	70,796	55,735	55,735
Asset retirement obligation	72,534	72,575	64,501	64,540
Other deferred liabilities and credits	22,204	26,647	75,440	80,358
	845,812	840,268	691,580	699,220
Long-Term Debt
Long-term debt, excluding current portion	1,000,930	1,000,930	984,488	984,488
Forward contracts	159,856	159,856	159,856	159,856
	1,160,786	1,160,786	1,144,344	1,144,344
Liabilities of Operations Held for Sale	—	—	2,427	2,427
Minority Interest in Subsidiaries	40,373	40,052	60,097	59,048
Common Stockholders’ Equity
Common shares	55,046	55,046	55,046	55,046
Series A common shares	33,006	33,006	33,006	33,006
Additional paid-in-capital	1,302,496	1,305,249	1,308,963	1,308,963
Treasury shares	(99,627)	(99,627)	(115,156)	(115,156)
Accumulated other comprehensive income	31,393	32,803	26,789	28,032
Retained earnings	1,265,776	1,263,120	1,156,755	1,153,604
	2,588,090	2,589,597	2,465,403	2,463,495
Total Liabilities and Stockholders’ Equity	$5,181,927	$5,180,035	$4,945,747	$4,954,744

Principles of Consolidation

The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries since acquisition, general partnerships in which U.S. Cellular has a majority partnership interest and any entity where U.S. Cellular has a variable interest that will absorb a majority of the entity’s expected gains or losses, or both. All material intercompany accounts and transactions have been eliminated.

U.S. Cellular adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities,” in January 2004.  The adoption of FIN 46R did not have a material impact on U.S. Cellular’s financial position or results of operations.

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

Reclassifications

Certain amounts reported in prior years have been reclassified to conform to current period presentation. The reclassifications had no impact on previously reported net income and shareholders’ equity.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

Outstanding checks totaled $19.3 million and $22.3 million at December 31, 2004 and 2003, respectively, and are classified as accounts payable in the consolidated Balance Sheets.

Accounts Receivable and Allowance for Doubtful Accounts

U.S. Cellular’s accounts receivable primarily consist of amounts owed by customers for both service provided and equipment sales, by agents for equipment sales, by other wireless carriers whose customers have used U.S. Cellular’s wireless systems and by unaffiliated third-party partnerships or corporations pursuant to equity distribution declarations.

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

The changes in the allowance for doubtful accounts during the years ended December 31, 2004, 2003 and 2002 were as follows:

(Dollars in thousands)	2004	2003	2002
	(as restated)	(as restated)	(as restated)

Beginning Balance	$12,514	$17,704	$9,601
Additions, net of recoveries	47,546	57,533	63,536
Deductions	(49,240)	(62,723)	(55,433)
Ending Balance	$10,820	$12,514	$17,704

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

Factors that management considers in determining whether a decrease in the market value of its securities is an other than temporary decline include if there has been a significant change in the financial condition, operational structure or near-term prospects of the issuer; how long and how much the security has been below carrying value; and whether U.S. Cellular has the intent and ability to retain its investment in the issuer’s securities to allow the market value to return to the accounting cost basis.

U.S. Cellular utilizes derivative financial instruments to reduce market risks due to fluctuations in market prices of its Vodafone Group Plc (“Vodafone”) marketable equity securities, which represent over 99% of the total value of its marketable equity securities portfolio. At December 31, 2004 and 2003, U.S. Cellular had variable prepaid forward contracts (“forward contracts”) maturing in 2007 in connection with all of its Vodafone marketable equity security portfolio, hedging the market price risk with respect to the contracted securities. The downside risk is hedged at or above the accounting cost basis thereby eliminating the risk of an other-than-temporary loss being recorded on these contracted securities.

Derivative Instruments

U.S. Cellular utilizes derivative financial instruments to reduce marketable equity security market value risk. U.S. Cellular does not hold or issue derivative financial instruments for trading purposes. U.S. Cellular recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. Changes in fair value of those instruments are reported in the Statements of Operations or accumulated other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements depends on the derivative’s hedge designation and whether the hedge is anticipated to be highly effective in achieving offsetting changes in the fair value of the hedged item or cash flows of the asset hedged.

Licenses

Licenses consist of costs incurred in acquiring Federal Communications Commission (“FCC”) licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs relating to acquiring the licenses. Licenses are intangible assets with indefinite useful lives, and are not amortized.

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

•                  U.S. Cellular and its consolidated subsidiaries are required to renew their FCC licenses every ten years. To date, all of U.S. Cellular’s license renewal applications, filed for unique licenses in every year from 1994 to the present, have been granted by the FCC. Generally, license renewal applications filed by licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged, either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a “renewal expectancy.” Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided “substantial service” during their license term and have “substantially complied” with FCC rules and policies. U.S. Cellular believes that it could demonstrate its entitlement to a renewal expectancy in any of its markets in the unlikely event any of its license renewal applications were challenged and therefore believes that it is probable that its future license renewal applications will be granted.

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

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. U.S. Cellular has identified six reporting units pursuant to paragraph 30 of Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” The six reporting units represent six geographic groupings of FCC licenses, constituting six geographic service areas. U.S. Cellular combines its FCC licenses into six units of accounting for purposes of testing the licenses for impairment pursuant to Emerging Issues Task Force Issue 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets” (“EITF 02-7”), and SFAS No. 142, using the same geographic groupings as its reporting units. The divestitures of markets in 2004 resulted in the elimination of one of the six reporting units.

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

Investments in Unconsolidated Entities

Investments in unconsolidated entities consists of investments where U.S. Cellular holds a less than 50% non-controlling ownership interest. U.S. Cellular follows the equity method of accounting, which recognizes U.S. Cellular’s proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, where U.S. Cellular’s ownership interest equals or exceeds 20% for corporations and 3% to 5% for partnerships and limited liability companies. The cost method of accounting is followed for certain minority interests where U.S. Cellular’s ownership interest is less than 20% for corporations and 3% to 5% for partnerships and limited liability companies, or where U.S. Cellular does not have the ability to exercise significant influence.

Property, Plant and Equipment

U.S. Cellular’s property, plant and equipment is stated at the original cost of construction including capitalized costs of certain taxes, payroll-related expenses and estimated costs to remove the assets.

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

U.S. Cellular depreciates its leasehold improvement assets associated with leased properties over periods ranging from three to ten years, which approximates the shorter of the assets’ economic lives or the specific lease terms, as defined in SFAS No. 13, “Accounting for Leases,” as amended.

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

Deferred Charges

Costs of developing new information systems are capitalized in accordance with Statement of Position 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use,” (“SOP 98-1”) and amortized over a three- or seven-year period, starting when each new system is placed in service.

Other deferred charges primarily represent legal and other charges incurred relating to the preparation of the agreements related to U.S. Cellular’s various borrowing instruments, and are amortized over the respective financing periods of each instrument.

Assets and Liabilities of Operations Held for Sale

U.S. Cellular accounts for the disposal of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” When long-lived assets meet the held for sale criteria set forth in SFAS No. 144, the Balance Sheet reflects the assets and liabilities of the properties to be disposed of as assets and liabilities of operations held for sale. The assets and liabilities of operations held for sale are presented separately in the asset and liability sections of the Balance Sheet. The revenues and expenses of the properties to be disposed of are included in operations until the transaction is completed.

Asset Retirement Obligation

SFAS No. 143, “Accounting for Asset Retirement Obligations,” was issued in June 2001, and became effective for U.S. Cellular beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligations, any difference between the cost to retire an asset and the liability recorded is recognized in the Statements of Operations as a gain or loss.

U.S. Cellular is subject to asset retirement obligations associated primarily with its cell sites, retail sites and office locations. Asset retirement obligations generally include obligations to remediate leased land on which U.S. Cellular’s cell sites and switching offices are located. U.S. Cellular is also generally required to return leased retail store premises and office space to their pre-existing conditions.

The change in asset retirement obligation during 2004 and 2003 was as follows:

(Dollars in thousands)	2004	2003
	(as restated)	(as restated)

Beginning balance	$64,540	$54,438
Additional liabilities accrued	5,426	5,680
Disposition of assets	(2,065)	—
Accretion expense	4,674	4,422
Ending balance	$72,575	$64,540

Revenue Recognition

Revenues from wireless operations primarily consist of charges for access, airtime, roaming and value added services provided for U.S. Cellular’s retail customers and to end users through third-party resellers; charges to carriers whose customers use U.S. Cellular’s systems when roaming; charges for long-distance calls made on U.S. Cellular’s systems; amounts received from the universal service fund in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier; end user equipment sales; and sales of accessories. Revenues are recognized as services are rendered. Unbilled revenues, resulting from wireless service provided from the billing cycle date to the end of each month and from other wireless carriers’ customers using U.S. Cellular’s systems for the last half of each month, are estimated and recorded.

Equipment sales represent a separate earnings process. Revenues from equipment and accessory sales are recognized upon delivery to the customer. In order to provide better control over handset quality, U.S. Cellular sells handsets to agents at a price approximately equal to cost. In most cases, the agents receive rebates from U.S. Cellular at the time the agents sign up new customers or retain current customers. U.S. Cellular accounts for the sale of equipment to agents in accordance with Emerging Issues Task Force (“EITF”) Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” This standard requires that equipment sales revenue be reduced by the anticipated rebates to be paid to the agents at the time the agent purchases the handsets rather than at the time the agent signs up a new customer or retains a current customer. Similarly, U.S. Cellular offers certain rebates to customers related to handset purchases; in accordance with EITF Issue 01-09, the equipment sales revenue from a handset sale which includes such a rebate is recorded net of the rebate anticipated to be applied to the handset sale.

Activation fees charged with the sale of service only are deferred and recognized over the average customer service period.

Under EITF Issue 00-21, “Accounting for Multiple Element Arrangements,” activation fees charged with the sale of equipment and service are allocated to the equipment and service based upon the relative fair values of each item. Due to the subsidy provided on customer handsets, this generally results in the recognition of the activation fee as additional handset revenue at the time of sale.

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

The following pro forma amounts show the effect of the retroactive application of the change in accounting principle for the adoption of SFAS No. 143:

Year Ended December 31,	2003	2002
	(as restated)	(as restated)

Net income (loss)	$33,472	$(34,298)
Basic earnings (loss) per share	0.39	(0.40)
Diluted earnings (loss) per share	$0.39	$(0.40)
Pro forma
Net income (loss)	$47,818	$(37,400)
Basic earnings (loss) per share	0.56	(0.43)
Diluted earnings (loss) per share	$0.56	$(0.43)

(Dollars in thousands)	December 31, 2002

Pro forma - Balance Sheet data Asset retirement obligation	$54,438

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

Advertising Costs

U.S. Cellular expenses advertising costs as incurred. Advertising costs totaled $161.2 million, $129.9 million and $91.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

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

Stock-Based Compensation

U.S. Cellular accounts for stock options and employee stock purchase plans under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” as allowed by SFAS No. 123, “Accounting for Stock-Based Compensation,” using the intrinsic value method.

No compensation costs were recognized for the stock option and employee stock purchase plans. Had compensation cost for all plans been determined consistent with SFAS No. 123, U.S. Cellular’s net income (loss) and earnings per share would have been reduced to the following pro forma amounts:

Year Ended December 31,	2004	2003	2002
(Dollars in thousands, except per share amounts)	(as restated)	(as restated)	(as restated)

Net Income (Loss):
As Reported	$109,516	$33,472	$(34,298)
Pro Forma Expense	(11,494)	(8,391)	(5,324)
Pro Forma	98,022	25,081	(39,622)
Basic Earnings Per Share:
As Reported	1.27	0.39	(0.40)
Pro Forma Expense	(0.13)	(0.10)	(0.06)
Pro Forma	1.14	0.29	(0.46)
Diluted Earnings Per Share:
As Reported	1.26	0.39	(0.40)
Pro Forma Expense	(0.13)	(0.10)	(0.06)
Pro Forma	$1.13	$0.29	$(0.46)

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

Operating Leases

U.S. Cellular is a party to various lease agreements for office space, retail sites, cell sites and equipment that are accounted for as operating leases.  Certain leases have renewal options and/or fixed rental increases.  Renewal options that are reasonably assured are included in determining the lease term.  U.S. Cellular accounts for certain operating leases that contain fixed rental increases by recognizing lease revenue and expense on a straight-line basis over the lease term in accordance with SFAS No. 13, as amended, and related pronouncements.

Recent Accounting Pronouncements

Share-Based Payment

SFAS No. 123 (revised 2004), “Share-Based Payment,” was issued in December 2004 and becomes effective for U.S. Cellular in the third quarter of 2005.  The statement requires that compensation cost resulting from all share-based payment transactions be recognized in the financial statements.  U.S. Cellular has reviewed the provisions of this statement and expects to record compensation expense for certain share-based payment transactions, primarily related to stock options, in the Statement of Operations upon adoption of this standard.  See the “Stock-Based Compensation” disclosure above for a pro forma impact on net income and earnings per share.

NOTE 2 INCOME TAXES

Income tax provisions charged to income (loss) before cumulative effect of accounting change are summarized as follows:

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)	(as restated)	(as restated)	(as restated)

Current
Federal	$26	$2,765	$444
State	9,452	15,600	3,758
Deferred
Federal	55,045	25,910	2,858
State	10,155	(8,406)	(8,347)
Total income tax expense (benefit)	$74,678	$35,869	$(1,287)

A reconciliation of U.S. Cellular’s income tax expense (benefit) computed at the statutory rate to the reported income tax expense (benefit), and the statutory federal income tax expense (benefit) rate to U.S. Cellular’s effective income tax expense (benefit) rate is as follows:

	2004		2003		2002
	(as restated)		(as restated)		(as restated)
Year Ended December 31,	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)

Statutory federal income tax expense (benefit)	$68.2	35.0%	$33.2	35.0%	$(4.8)	(35.0)%
State income taxes, net of federal benefit(1)	10.8	5.6	1.7	1.8	(2.6)	(19.2)
Effects of minority share of income excluded from consolidated federal income tax return	(0.9)	(0.6)	(4.7)	(5.0)	(4.5)	(32.4)
Effects of gains (losses) on investments and assets held for sale	2.8	1.4	2.2	2.3	2.9	21.4
Resolution of prior period tax issues	(8.4)	(4.3)	1.8	1.9	9.7	70.7
Research tax credits	(0.5)	(0.2)	—	—	—	—
Deferred tax rate change(2)	(0.2)	(0.1)	—	—	(1.5)	(11.2)
Other	2.9	1.5	1.7	1.8	(0.5)	(3.7)
Effective income tax expense (benefit)	$74.7	38.3%	$35.9	37.8%	$(1.3)	(9.4% )

(1)           State income taxes include changes in the valuation allowance which is primarily related to the ability to utilize net operating losses.

(2)           Represents a reassessment of the rate at which U.S. Cellular provides for deferred taxes.

Net income (loss) for each of the three years ended December 31, 2004, includes gains and losses (reported in the captions gain (loss) on investments and (gain) loss on assets held for sale and loss on impairment of intangible assets in the Statements of Operations) that significantly affected income (loss) before income taxes and minority interest. The effective income tax rate excluding such gains and losses was 33.3%, 38.9% and 39.0% for the years ended December 31, 2004, 2003 and 2002, respectively.

The 2004 effective tax rate on operations excluding losses and gains is lower than 2003 due to favorable settlements of several tax issues in 2004. During 2004, the Internal Revenue Service (“IRS”) substantially completed its audit of U.S. Cellular’s federal income tax returns (through its parent company, TDS) for the tax years 1997 through 2001 and claims for research tax credits for the years 1995 through 2001.  Primarily based on the results of the audit, U.S. Cellular reduced its accrual for audit contingency by $8.4 million (4.3%) in 2004.

Income tax provisions charged to net income (loss) are summarized as follows:

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)	(as restated)	(as restated)	(as restated)

Current
Federal	$26	$2,765	$444
State	9,452	15,600	3,758
Deferred
Federal	55,045	17,935	(1,525)
State	10,155	(10,101)	(9,278)
Total income tax expense (benefit)	$74,678	$26,199	$(6,601)

Included in income tax expense charged to net income (loss) were deferred income tax benefits on cumulative effect of accounting change of $9.7 million in 2003 and $5.3 million in 2002.

U.S. Cellular current net deferred tax assets totaled $73.2 million at December 31, 2004 and $14.9 million at December 31, 2003. The net current deferred tax asset primarily represents the deferred tax effects of federal net operating loss (“NOL”) carryforwards expected to be utilized in 2005, and the allowance for doubtful accounts on customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities are as follows:

December 31,	2004	2003
(Dollars in thousands)	(as restated)	(as restated)

Deferred Tax Asset
Net operating loss carryforward	$23,896	$25,608
Derivative instruments	26,026	20,460
Other	382	5,766
	50,304	51,834
Less valuation allowance	(12,347)	(7,288)
Total Deferred Tax Asset	37,957	44,546
Deferred Tax Liability
Property, plant and equipment	322,799	203,749
Licenses	240,401	222,941
Marketable equity securities	85,592	78,324
Partnership investments	59,415	38,119
Total Deferred Tax Liability	708,207	543,133
Net Deferred Income Tax Liability	$670,250	$498,587

At December 31, 2004, U.S. Cellular and certain subsidiaries had $405.3 million of state NOL carryforwards (generating an $18.0 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the losses. The state NOL carryforwards expire between 2005 and 2024.  Certain subsidiaries which are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $5.9 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2005 and 2024.  A valuation allowance was established for a portion of the state NOL carryforwards, and the federal NOL carryforwards, since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

U.S. Cellular is routinely subject to examination of its income tax returns by the IRS as a member of the TDS consolidated group and other tax authorities. U.S. Cellular periodically assesses the likelihood of adjustments to its tax liabilities resulting from these examinations to determine the adequacy of its provision for income taxes, including related interest. Management judgment is required in assessing the eventual outcome of these examinations. Changes to such assessments affect the calculation of U.S. Cellular’s income tax expense. As a result of the substantial completion of federal and state tax audits, U.S. Cellular has reclassified $50 million from deferred liabilities and credits-other to accrued taxes in the current liabilities section of the Balance Sheet.

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

The amounts used in computing Earnings per Common and Series A Common Shares and the effect on income and the weighted average number of Common and Series A Common Shares of dilutive potential common stock are as follows:

Year Ended December 31,	2004	2003	2002
(Dollars and shares in thousands)	(as restated)	(as restated)	(as restated)

Basic and Diluted Earnings per Share
Income (loss) used in basic and diluted earnings per share	$109,516	$47,818	$(25,738)
Cumulative effect of accounting change	—	(14,346)	(8,560)
	$109,516	$33,472	$(34,298)
Weighted average number of Common Shares used in basic earnings per share	86,244	86,136	86,086
Effect of Dilutive Securities:
Stock options and stock appreciation rights(1)	492	466	—
Conversion of convertible debentures(2)	—	—	—
Weighted average number of Common Shares used in diluted earnings per share	86,736	86,602	86,086
Basic Earnings per Share
Income (loss) before cumulative effect of accounting change	$1.27	$0.56	$(0.31)
Cumulative effect of accounting change	—	(0.17)	(0.09)
	$1.27	$0.39	$(0.40)
Diluted Earnings per Share
Income (loss) before cumulative effect of accounting change	$1.26	$0.56	$(0.31)
Cumulative effect of accounting change	—	(0.17)	(0.09)
	$1.26	$0.39	$(0.40)

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

NOTE 4 LICENSES AND GOODWILL

Changes in licenses and goodwill are primarily the result of impairments and acquisitions and divestitures of wireless markets by U.S. Cellular. See Note 11 – Acquisitions, Divestitures and Exchanges for the details of the changes in licenses and goodwill.

In conjunction with the implementation of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, U.S. Cellular recorded an impairment loss of $20.9 million, before income tax benefits of $8.2 million as a cumulative effect of an accounting change on licenses for the excess carrying value of the licenses over the fair value. In 2003, U.S. Cellular recorded an additional impairment loss of $49.6 million on licenses in two reporting units and a $3.5 million loss on impairment of its investment in a non-operating license. An additional $1.8 million impairment loss was recorded in 2004 on the Daytona Beach, FL license, which was sold in December 2004. See Note 1 – Summary of Significant Accounting Policies under the heading “Impairment of Intangible Assets” for a detailed discussion of the license impairment test.

A schedule of license activity follows:

Year Ended December 31,	2004	2003
(Dollars in thousands)

Balance, beginning of year	$1,231,363	$1,247,197
Acquisitions (1)	5,629	178,609
Divestitures	(8,426)	(76,905)
Allocation to assets of operations held for sale	—	(63,569)
Impairment loss	(1,830)	(53,095)
Other	2,065	(874)
Balance, end of year (1)	$1,228,801	$1,231,363

(1) Includes $42.0 million of License rights from the AT&T Wireless transaction in 2003.

A schedule of goodwill activity follows:

Year Ended December 31,	2004	2003
(Dollars in thousands)

Balance, beginning of year	$449,550	$524,038
Additions	4,225	7,516
Divestitures	(8,257)	(69,961)
Allocation to assets of operations held for sale	—	(7,565)
Other	(306)	(4,478)
Balance, end of year	$445,212	$449,550

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

NOTE 6 MARKETABLE EQUITY SECURITIES

Information regarding U.S. Cellular’s marketable equity securities is summarized as follows:

December 31,	2004	2003
(Dollars in thousands)	(as restated)	(as restated)

Vodafone Group Plc 10,245,370 American Depositary Receipts	$280,518	$256,544
Rural Cellular Corporation 370,882 Common Shares	2,311	2,949
Other	—	695
Aggregate fair value	282,829	260,188
Accounting cost, as adjusted	160,161	160,161
Gross unrealized holding gains	122,668	100,027
Tax effect	(45,095)	(36,720)
Net unrealized holding gains	77,573	63,307
Derivatives net of tax	(44,770)	(35,275)
Accumulated other comprehensive income	$32,803	$28,032

U.S. Cellular and its subsidiaries hold a substantial amount of marketable equity securities that are publicly traded and can have volatile movements in share prices.  U.S. Cellular and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganizations of other assets.

The investment in Vodafone resulted from certain dispositions of non-strategic wireless investments to or settlements with AirTouch Communications, Inc. (“AirTouch”), in exchange for stock of AirTouch, which was then acquired by Vodafone, whereby U.S. Cellular received American Depositary Receipts representing Vodafone stock.  The investment in Rural Cellular Corporation (“Rural Cellular”) is the result of a consolidation of several wireless partnerships in which U.S. Cellular subsidiaries held interests in Rural Cellular, and the distribution of Rural Cellular stock in exchange for these interests.

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

NOTE 7 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

December 31,	2004	2003
(Dollars in thousands)	(as restated)	(as restated)

Equity method investments:
Capital contributions, loans and advances	$14,944	$26,528
Goodwill	11,154	16,389
Cumulative share of income	373,809	357,525
Cumulative share of distributions	(245,764)	(235,953)
	154,143	164,489
Cost method investments:
Capital contributions, net of partnership distributions and impairments	891	1,888
Goodwill	485	485
	1,376	2,373
Total investments in unconsolidated entities	$155,519	$166,862

U.S. Cellular follows the equity method of accounting for minority interests where U.S. Cellular’s ownership interest is 20% or greater for corporations or greater than 3% to 5% for partnerships and limited liability companies. This method recognizes, on a current basis, U.S. Cellular’s proportionate share of the income and losses accruing to it under the terms of the respective partnership and shareholder agreements. Income and losses from the entities are reflected in the consolidated statements of operations on a pretax basis as investment income. Investment income totaled $63.8 million, $51.1 million and $42.2 million in 2004, 2003 and 2002, respectively. As of December 31, 2004, U.S. Cellular follows the cost method of accounting for its investments where U.S. Cellular’s ownership interest is less than 20% for corporations or less than 3% for partnerships and limited liability companies, or where U.S. Cellular does not have the ability to exercise significant influence.

Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments. At December 31, 2004, $143.9 million represented the investment in underlying equity and $11.6 million represented goodwill. At December 31, 2003, $150.0 million represented the investment in underlying equity and $16.9 million represented goodwill.

With the adoption of FIN 46R in January 2004, one wireless market that was included in investment in unconsolidated entities as of the end of 2003 was included in consolidated operations.  This market was subsequently sold to ALLTEL on November 30, 2004 along with other wireless properties.  In the ALLTEL transaction, U.S. Cellular sold five minority interests that had been included in investment in unconsolidated entities. The transaction reduced goodwill $5.1 million and the investment in underlying equity by $15.8 million. See Note 11 – Acquisitions, Divestitures and Exchanges for more information related to this transaction.

During 2003, U.S. Cellular reduced the carrying value of one of its cost method investments by $1.7 million, to its underlying equity value. This charge was included in gain (loss) on investments on the Statement of Operations.

Los Angeles SMSA Limited Partnership meets certain tests pursuant to Rule 3-09 of SEC Regulation S-X, contributing $41.8 million, $29.9 million and $21.9 million in investment income in 2004, 2003 and 2002, respectively. U.S. Cellular’s more significant investments in unconsolidated entities consist of the following:

December 31,	Percentage 2004	Ownership 2003

Los Angeles SMSA Limited Partnership	5.5%	5.5%
Raleigh-Durham MSA Limited Partnership(1)	—	8.0%
Midwest Wireless Communications, LLC	15.2%	15.2%
North Carolina RSA 1 Partnership	50.0%	50.0%
Oklahoma City SMSA Limited Partnership	14.6%	14.6%

(1) As a result of the agreement with ALLTEL, as described more fully in Note 11 – Acquisitions, Divestitures and Exchanges, U.S. Cellular’s investment in this partnership was sold to ALLTEL on November 30, 2004.

Based primarily on data furnished to U.S. Cellular by third parties, the following summarizes the combined assets, liabilities and equity, and the combined results of operations of the wireless entities in which U.S. Cellular’s investments are accounted for by the equity method:

December 31,	2004	2003
(Dollars in thousands)	(as restated)	(as restated)

Assets
Current	$280,000	$232,000
Due from affiliates	440,000	279,000
Property and other	1,671,000	1,656,000
	$2,391,000	$2,167,000
Liabilities and Equity
Current liabilities	$209,000	$166,000
Deferred credits	76,000	81,000
Long-term debt	13,000	17,000
Long-term capital lease obligations	23,000	—
Partners’ capital and shareholders’ equity	2,070,000	1,903,000
	$2,391,000	$2,167,000

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)	(as restated)	(as restated)	(as restated)

Results of Operations
Revenues	$3,071,000	$2,521,000	$2,216,000
Operating expenses	2,178,000	1,845,000	1,706,000
Operating income	893,000	676,000	510,000
Other income (expense), net	39,000	14,000	20,000
Net income	$932,000	$690,000	$530,000

NOTE 8 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, net of accumulated depreciation, consists of:

December 31,	2004	2003
(Dollars in thousands)	(as restated)	(as restated)

Cell site-related equipment	$2,006,473	$1,778,939
Land, buildings and leasehold improvements	782,676	621,443
Switching-related equipment	617,650	460,165
Office furniture and equipment	225,236	203,145
Other operating equipment	154,045	127,641
Work in process	126,920	252,012
	3,913,000	3,443,345
Accumulated depreciation	(1,546,563)	(1,269,326)
	$2,366,437	$2,174,019

During 2004, U.S. Cellular adjusted the useful lives of Time Division Multiple Access (“TDMA”) radio equipment, switch software and antenna equipment. TDMA radio equipment lives were adjusted to be fully depreciated by the end of 2008, which is the latest date the wireless industry will be required by law to support analog service. U.S. Cellular currently uses TDMA radio equipment to support analog service, and expects to have its digital radio network fully migrated to Code Division Multiple Access (“CDMA”) 1XRTT or some future generation of CDMA technology by that time. The useful lives for certain switch software were reduced to one year from three years and antenna equipment lives were reduced to seven years from eight years in order to better align the useful lives with the actual length of time the assets are expected to be in use. These changes increased depreciation by $14.9 million in 2004. The changes in useful lives reduced net income by $9.0 million, or $0.10 per share in 2004.

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

Useful lives generally range from six to twenty-five years for cell site-related equipment; twenty years for buildings; three to ten years, which approximates the shorter of the assets’ economic lives or the specific lease terms, for leasehold improvements; one to eight years for switching-related equipment; three to five years for office furniture and equipment; and five to twenty-five years for other operating equipment.

NOTE 9 OPERATIONS HELD FOR SALE

There were no operations held for sale as of December 31, 2004.

On November 26, 2003, U.S. Cellular announced that it had entered into a definitive agreement to sell its southern Texas wireless markets to AT&T Wireless Services, Inc. (“AT&T Wireless”), now a subsidiary of Cingular Wireless LLC, for $96.5 million in cash. The U.S. Cellular markets sold to AT&T Wireless include 25 megahertz metropolitan statistical area and rural service area licenses representing 1.3 million population equivalents, approximately 150 cell sites and 76,000 customers. The closing of the sale occurred on February 18, 2004.

The sale was accounted for in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The balance sheet as of December 31, 2003 reflected assets and liabilities of the wireless properties to be sold as assets and liabilities of operations held for sale. The revenues and expenses of the markets were included in operations until the completion of the sale.

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

2004 Activity

On December 20, 2004, U.S. Cellular completed the sale of its Daytona Beach, Florida 20 megahertz C block personal communications service license to MetroPCS California/Florida, Inc. (“MetroPCS”) for $8.5 million. U.S. Cellular recorded impairment losses of $1.8 million in 2004 and $3.5 million in 2003 included within investment and other income (expense) related to the Daytona license.  Also included in gain (loss) on investments in 2004 was a loss of $0.3 million associated with buying out the former partner of the Daytona investment.

On November 30, 2004, U.S. Cellular completed the sale to ALLTEL of certain wireless properties. U.S. Cellular sold two consolidated properties and five minority interests to ALLTEL for $80.2 million in cash, including repayment of debt and working capital that is subject to adjustment. U.S. Cellular recorded a pre-tax gain of $38.0 million related to the ALLTEL transaction, representing the excess of the cash received over the net book value of the assets and liabilities sold. The portion of the gain related to the two consolidated markets included in operations of $10.1 million, was recorded in (gain) loss on assets held for sale in the Statement of Operations. The remaining portion of the gains of $27.9 million was recorded in gain (loss) on investments included within investment and other income (expense) on the Statement of Operations. U.S. Cellular has included the results of operations of the markets sold to ALLTEL in the Statement of Operations through November 30, 2004.

The following table summarizes the estimated fair values of the recorded value of the assets and liabilities transferred to ALLTEL.

(Dollars in thousands)	November 30, 2004

Current assets	$(2,364)
Property, plant and equipment	(10,029)
Licenses transferred	(258)
Goodwill	(8,257)
Investment in unconsolidated entities	(20,927)
Other assets and liabilities	1,394
Current liabilities	1,400
Minority interest divested	(3,192)
Gain recorded on transfer	(38,014)
Cash received	$(80,247)

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

The following table summarizes the recorded value of the southern Texas assets and liabilities sold to AT&T Wireless.

(Dollars in thousands)	February 18, 2004

Current assets	$(4,342)
Property, plant and equipment	(46,592)
Licenses transferred	(63,237)
Goodwill	(7,565)
Other assets and liabilities	1,483
Current liabilities	2,455
Loss recorded on transfer	21,275
Cash received	$(96,523)

In addition, in 2004, U.S. Cellular purchased certain minority interests in several wireless markets in which it already owned a controlling interest for $40.8 million in cash and $2.0 million to be paid in 2005. These acquisitions increased licenses, goodwill and customer lists by $5.6 million, $4.2 million and $12.9 million, respectively.

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

The 15 licenses that have been transferred to U.S. Cellular as of December 31, 2003, with a recorded value of $136.6 million, are included in licenses on the consolidated Balance Sheet. The 21 licenses that have not yet been assigned to U.S. Cellular, with a recorded value of $42.0 million, are included in license rights on the Balance Sheet. U.S. Cellular has included the results of operations in the Florida and Georgia markets in the Statement of Operations until the date of transfer, August 1, 2003.

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

(Dollars in thousands)	August 1, 2003

Current assets	$(12,785)
Property, plant and equipment	(88,314)
Wireless licenses transferred	(76,905)
Wireless licenses received	136,571
Wireless license rights	42,037
Goodwill	(69,961)
Minority interests acquired	3,000
Other assets and liabilities	(717)
Current liabilities	9,213
Loss recorded on transfer	23,908
Cash received	$(33,953)

In addition, in 2003, U.S. Cellular acquired the minority interest in two entities which held wireless licenses for $2.3 million.

In aggregate, the 2003 acquisitions, divestitures and exchanges increased licenses by $59.7 million and license rights by $42.0 million and reduced goodwill by $62.4 million.

2002 Activity

On August 7, 2002, U.S. Cellular completed the acquisition of the assets and certain liabilities of Chicago 20MHz, LLC now known as United States Cellular Operating Company of Chicago, LLC (“USCOC of Chicago” or the “Chicago Market”) from PrimeCo Wireless Communications LLC (“PrimeCo”). USCOC of Chicago operates a wireless system in the Chicago major trading area. USCOC of Chicago is the holder of certain FCC licenses, including a 20 megahertz personal communications service license in the Chicago major trading area (excluding Kenosha County, Wisconsin) covering 13.2 million population equivalents.

U.S. Cellular financed the purchase price ($617.8 million) using $327.3 million of revolving lines of credit, $175.0 million in 30 year notes issued to PrimeCo, a $105.0 million loan from TDS and a $10.5 million accrued payable. U.S. Cellular has included the USCOC of Chicago results of operations in the Statement of Operations subsequent to the purchase date.

The tangible fixed assets were recorded at fair value. The personal communications service licenses were valued at $163.5 million. The customer list was assigned a value of $43.4 million and is being amortized based on a 30 month average customer retention period using the declining balance method.

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

The following table summarizes the estimated fair values of the PrimeCo assets acquired and liabilities assumed at the date of acquisition.

(Dollars in thousands)	August 7, 2002

Current assets, excluding $6,984 cash acquired	$34,081
Property, plant and equipment	235,953
Other assets	815
Customer list	43,400
Wireless licenses	163,500
Goodwill	168,436
Total assets acquired	646,185
Current liabilities	(22,518)
Non-current liabilities	(1,300)
Total liabilities acquired	(23,818)
Net assets purchased	622,367
Notes issued to PrimeCo	(175,000)
Accrued but unpaid items	(15,500)
Cash required	$431,867

In addition, during 2002, U.S. Cellular completed the acquisition of majority interests in licenses in three personal communications service markets and three minority interests in other personal communications service markets, representing approximately 1.4 million population equivalents, for consideration totaling $21.1 million.

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

Pro Forma Operations

Assuming the exchanges and acquisitions accounted for as purchases during the period January 1, 2003 to December 31, 2004, had taken place on January 1, 2003; and the acquisitions during the period January 1, 2002 to December 31, 2002 had taken place on January 1, 2002, unaudited pro forma results of operations would have been as follows:

Year Ended December 31,	2004	2003	2002
(Unaudited, dollars in thousands, except per share amounts)	(as restated)	(as restated)	(as restated)

Service revenues	$2,591,398	$2,279,018	$2,209,399
Equipment sales revenues	190,694	154,995	105,479
Interest expense (including cost to finance acquisitions)	86,241	64,607	62,431
Income (loss) before cumulative effect of accounting change	$100,408	$48,115	$(62,636)
Net income (loss)	100,408	33,770	(71,196)
Earnings per share - basic	$1.17	$0.39	$(0.83)
Earnings per share - diluted	$1.15	$0.39	$(0.83)

NOTE 12 GAIN (LOSS) ON INVESTMENTS

The following table summarizes the components of gain (loss) on investments included in investment and other income (expense) in the Statement of Operations.

Year Ended December 31,	2004	2003	2002
(Dollars in thousands)

Gain on sale of investment interests	$27,933	$—	$—
Impairment of unconsolidated interests	(2,142)	(5,200)	(8,413)
Marketable equity securities other-than-temporary losses	—	—	(244,699)
Notes receivable impairment	—	—	(38,116)
Other	—	—	(4,226)
	$25,791	$(5,200)	$(295,454)

In 2004, U.S. Cellular recorded a gain of $27.9 million related to the ALLTEL transaction representing the excess of the cash received over the net book value of the minority investments sold.

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

In 2002, management determined that a decline in the value of marketable equity securities relative to their respective accounting cost basis was other than temporary and charged an aggregate $244.7 million loss to the Statement of Operations and reduced the accounting cost basis of such marketable equity securities by a corresponding amount.

U.S. Cellular had certain notes receivable from Kington Management Corporation (“Kington”). The notes related to the purchase by Kington of certain U.S. Cellular minority interests in 2000. The values of the notes were directly related to the values of the minority cellular market interests. During 2002, management concluded that the notes receivable were impaired, and reduced the carrying value of the notes by $38.1 million.

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

On December 19, 2003, U.S. Cellular amended its $325 million revolving credit facility with a group of banks to increase the size of the facility to $700 million. At December 31, 2004, U.S. Cellular’s $700 million revolving credit facility had $30.0 million of borrowings and $0.2 million of letters of credit outstanding against it leaving $669.8 million available for use. On December 9, 2004, U.S. Cellular entered into an agreement to amend the terms and conditions of this facility. The primary changes to the terms and conditions are that (i) the maturity date has been extended to December 2009; (ii) the facility fee and certain interest rates payable on loans have been reduced; (iii) a utilization fee has been added for each day that facility usage exceeds 50% of the total facility; and (iv) the material adverse change condition has been removed with respect to drawdowns. Borrowings bear interest at the London InterBank Offered Rate (“LIBOR”) rate plus a contractual spread based on U.S. Cellular’s credit rating. At December 31, 2004, the contractual spread was 30 basis points (the one-month LIBOR rate was 2.4% at December 31, 2004). U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. Under certain circumstances, with less than two days’ notice of intent to borrow, interest on borrowings is the prime rate less 50 basis points (the prime rate was 5.25% at December 31, 2004). U.S. Cellular currently pays facility and administration fees at an aggregate annual rate of 0.11% of the total facility. These fees totaled $1.5 million in 2004, $0.7 million in 2003 and $0.5 million in 2002.

Until December 23, 2003, U.S. Cellular had a $500 million revolving credit facility with a group of banks. This credit facility was terminated on December 23, 2003 in connection with the amendment of U.S. Cellular’s $325 million credit facility to $700 million. The terms of the revolving credit facility provided for borrowings with interest at the LIBOR plus a margin percentage based on U.S. Cellular’s credit rating. Interest and principal were due the last day of the borrowing period, as selected by U.S. Cellular, of either seven days or one, two, three or six months. U.S. Cellular paid facility and administration fees at an aggregate annual rate of 0.10% of the total $500 million facility. These payments totaled $0.5 million for the years ended December 31, 2003 and 2002.

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

The financial covenants associated with U.S. Cellular’s revolving credit facility require that U.S. Cellular and subsidiaries maintain certain debt-to-capital and interest coverage ratios. The covenants prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries.

U.S. Cellular’s interest cost on its revolving credit facility would increase if its current credit ratings from either Standard & Poor’s or Moody’s were lowered. However, the credit facility would not cease to be available solely as a result of a decline in its credit rating. A downgrade in U.S. Cellular’s credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future. Standard & Poor’s currently rates U.S. Cellular at A- with a Negative Outlook.  Moody’s currently rates U.S. Cellular at Baa1, with a Negative Outlook.

The maturity date of U.S. Cellular’s credit facility would accelerate in the event of a change in control.

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

As disclosed in Note 1, U.S. Cellular and its audit committee concluded on November 9, 2005 to restate the Consolidated Financial Statements as of and for the three years ended December 31, 2004. The restatement resulted in defaults under the revolving credit agreement.  U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios.  U.S. Cellular did not fail to make any scheduled payments under such credit agreement.  U.S. Cellular received waivers from the lenders associated with the credit agreement, under which the lender agreed to waive any defaults that may have occurred as a result of the restatement.

NOTE 14 LONG-TERM DEBT

Long-term debt is as follows:

December 31,	2004	2003
(Dollars in thousands)

6.7% senior notes maturing in 2033	$544,000	$444,000
Unamortized discount	(13,070)	(7,171)
	530,930	436,829
7.5% senior notes, maturing in 2034	330,000	—
7.25% senior notes, maturing in 2007	—	250,000
8.75% senior notes, maturing in 2032	130,000	130,000
Other 9.0% due in 2009	10,000	13,000

6% zero coupon convertible debentures (Liquid Yield Option Notes), maturing in 2015	—	310,749
Unamortized discount	—	(153,090)
	—	157,659
Total long-term debt	1,000,930	987,488
Less: Current portion of long-term debt	—	3,000
Total long-term debt, excluding current portion	$1,000,930	$984,488

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

Also, in June 2004, U.S. Cellular issued $100 million in aggregate principal amount of unsecured 6.7% senior notes due December 15, 2033 priced to yield 7.21% to maturity. The net proceeds from this offering, after deducting underwriting discounts, were approximately $92.9 million. This was a further issuance of U.S. Cellular’s 6.7% senior notes that were issued in December 2003, in the aggregate principal amount of $444 million.

The total net proceeds from the 7.5% and 6.7% senior note offerings completed in June 2004, after deducting underwriting discounts, were approximately $412.5 million. Of this amount, $163.3 million was used to redeem U.S. Cellular’s Liquid Yield Option Notes, in July 2004, at accreted value. The balance of the net proceeds, together with borrowings under the revolving credit agreement, was used to redeem all $250 million of U.S. Cellular’s 7.25% senior notes on August 16, 2004. No gain or loss was recognized as a result of such redemptions. However, U.S. Cellular wrote off $3.6 million of deferred debt expenses related to the redemption of long-term debt to other income (expense), net in the Statement of Operations, in 2004.

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

U.S. Cellular’s $250 million, unsecured 7.25% senior notes were due 2007 and interest was payable semi-annually. U.S. Cellular redeemed the notes in August 2004 at the principal amount plus accrued interest.

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

General

The covenants of long-term debt obligations of U.S. Cellular, among other things, restrict its subsidiaries’ ability, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions; and sell, consolidate, or merge assets. As of December 31, 2004, U.S. Cellular was in compliance with all of the covenants of its debt obligations.

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

The risk management objective of the forward contracts is to hedge the value of the Vodafone securities from losses due to decreases in the market prices of the securities (“downside limit”) while retaining a share of gains from increases in the market prices of such securities (“upside potential”). The downside limit is hedged at or above the accounting cost basis, thereby eliminating the risk of an other-than-temporary loss being recorded on these contracted securities.

Under the terms of the forward contracts, a subsidiary of U.S. Cellular continues to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature May 2007 and, at U.S. Cellular’s option, may be settled in shares of the security or in cash, pursuant to formulas that “collar” the price of the shares. The collars effectively reduce U.S. Cellular’s downside limit and upside potential on the contracted shares. The collars are typically adjusted for any changes in dividends on the contracted shares. If the dividend increases, the collar’s upside potential is typically reduced. If the dividend decreases the collar’s upside potential is typically increased. If U.S. Cellular elects to settle in shares, it will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities and the net amount realized through maturity. If U.S. Cellular elects to settle in cash, it will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula. U.S. Cellular has provided guarantees to the counterparties which provide assurance that all principal and interest amounts will be paid by its consolidated subsidiaries when due.

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

As disclosed in Note 1, U.S. Cellular and its audit committee concluded on November 9, 2005 to restate the Consolidated Financial Statements as of and for the three years ended December 31, 2004. The restatement resulted in defaults under certain of the forward contracts.  U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios.  U.S. Cellular did not fail to make any scheduled payments under such forward contracts.  U.S. Cellular received waivers from the counterparty to such forward contracts, under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatement.

NOTE 15 FINANCIAL INSTRUMENTS AND DERIVATIVES

Financial instruments are as follows:

December 31,	2004		2003
	Book Value	Fair Value	Book Value	Fair Value
(Dollars in thousands) (as restated)
Cash and cash equivalents	$41,062	$41,062	$10,029	$10,029
Current portion of long-term debt	—	—	3,000	3,000
Current portion of long-term debt-affiliated	—	—	105,000	105,000
Notes payable	30,000	30,000	—	—
Long-term debt	1,000,930	1,082,745	984,488	1,044,481
Forward contracts	$159,856	$159,856	$159,856	$159,856

The carrying amounts of cash and cash equivalents and notes payable approximates fair value due to the short-term nature of these financial instruments. The fair value of U.S. Cellular’s long-term debt was estimated using market prices for the 6.7% senior notes, the 7.5% senior notes, the 8.75% senior notes and the 6% zero coupon convertible debentures, and discounted cash flow analysis for the remaining debt. The carrying amounts of the variable rate forward contracts approximates fair value due to the repricing of the instruments on a quarterly basis.

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

The forward contracts are designated as cash flow hedges, where changes in the forward contract’s fair value are recognized in accumulated other comprehensive income until they are recognized in earnings when the forward contract is settled. If the delivery of the contracted shares does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is recognized in earnings at that time. No components of the forward contracts are excluded in the measurement of hedge effectiveness. The critical terms of the forward contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of the forward contracts are anticipated to be effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings for the years ended December 31, 2004 and 2003.

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

NOTE 16 MINORITY INTEREST IN SUBSIDIARIES

Under SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” certain minority interests in consolidated entities with finite lives may meet the standard’s definition of a mandatorily redeemable financial instrument and thus require reclassification as liabilities and remeasurement at the estimated amount of cash that would be due and payable to settle such minority interests under the applicable entity’s organization agreement, assuming an orderly liquidation of the finite-lived entity, net of estimated liquidation costs (the “settlement value”). U.S. Cellular’s consolidated financial statements include such minority interests that meet the standard’s definition of mandatorily redeemable financial instruments. These mandatorily redeemable minority interests represent interests held by third parties in consolidated partnerships and limited liability companies (“LLCs”), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the minority interest holders and U.S. Cellular in accordance with the respective partnership and LLC agreements. The termination dates of U.S. Cellular’s mandatorily redeemable minority interests range from 2042 to 2100.

The settlement value of U.S. Cellular’s mandatorily redeemable minority interests was estimated to be $131.5 million at December 31, 2004 and $105.3 million at December 31, 2003. This represents the estimated amount of cash that would be due and payable to settle minority interests assuming an orderly liquidation of the finite-lived consolidated partnerships and LLCs on December 31, 2004 and 2003, net of estimated liquidation costs. This amount is being disclosed pursuant to the requirements of FASB Staff Position (“FSP”) No. FAS 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests” under FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” U.S. Cellular has no current plans or intentions to liquidate any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the minority interests in finite-lived consolidated partnerships and LLCs at December 31, 2004 and 2003 was $38.0 million and $35.1 million, respectively, and is included in the Balance Sheet caption minority interest. The excess of the aggregate settlement value over the aggregate carrying value of the mandatorily redeemable minority interests of $93.5 million and $70.2 million, respectively, was primarily due to the unrecognized appreciation of the minority interest holders’ share of the underlying net assets in the consolidated partnerships and LLCs. Neither the minority interest holders’ share, nor U.S. Cellular’s share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements under U.S. GAAP. The estimate of settlement value was based on certain factors and assumptions. A change in those factors and assumptions could result in a materially larger or smaller settlement amount.

NOTE 17 COMMON SHAREHOLDERS’ EQUITY

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

Stock-Based Compensation Plans

U.S. Cellular accounts for stock options, restricted stock awards and employee stock purchase plans under APB Opinion No. 25. No compensation costs have been recognized for the stock option and employee stock purchase plans. Compensation costs were recognized for restricted stock awards as expenses in the Statement of Operations.

A summary of the status of U.S. Cellular’s stock option plans at December 31, 2004, 2003 and 2002 and changes during the years then ended is presented in the table and narrative as follows:

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

U.S. Cellular has established stock option plans that provide for the grant of stock options to officers and employees and has reserved 6,256,000 Common Shares at December 31, 2004, for options granted and to be granted to key employees. The options under the plan are exercisable from the date of vesting through 2005 to 2014, or 30 days following the date of the employee’s termination of employment, if earlier. Under the plan, 883,000 stock options were exercisable at December 31, 2004, have exercise prices between $23.61 and $73.31 and a weighted average exercise price of $41.33 per share. The weighted average exercise price of options exercisable at December 31, 2003 and 2002, was $46.22 and $46.71, respectively.

The following table provides certain details concerning U.S. Cellular stock options outstanding at December 31, 2004:

Range of Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (Years)
$23.20-$36.99	1,405,000	$26.04	8.2
$37.00-$49.99	1,221,000	$40.60	7.9
$50.00-$73.31	230,000	$65.76	4.8

The following table provides certain details concerning U.S. Cellular stock options exercisable at December 31, 2004:

Range of Exercise Price	Stock Options Exercisable	Weighted Average Exercise Price
$23.61-$36.99	275,000	$25.53
$37.00-$49.99	452,000	$42.50
$50.00-$73.31	156,000	$66.23

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

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2004, a majority of U.S. Cellular’s Common Shares and all of U.S. Cellular’s outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

The Board of Directors of U.S. Cellular from time to time has authorized the repurchase of U.S. Cellular Common Shares not owned by TDS. U.S. Cellular’s primary repurchase program expired in December 2003. However, U.S. Cellular has an ongoing authorization to repurchase a limited amount of U.S. Cellular Common Shares on a quarterly basis, primarily for use in employee benefit plans.

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

Accumulated Other Comprehensive Income

The cumulative balance of unrealized gains and (losses) on securities and derivative instruments and related income tax effects included in Accumulated other comprehensive income are as follows:

Year Ended December 31,	2004	2003
(Dollars in thousands)	(as restated)	(as restated)

Marketable Equity Securities
Balance, beginning of year	$63,307	$16,202
Add (deduct):
Unrealized gains on marketable equity securities	22,641	74,227
Income tax (expense)	(8,375)	(27,243)
Net unrealized gains (losses)	14,266	46,984
Recognized losses on marketable equity securities	—	200
Income tax (benefit)	—	(79)
Net recognized losses from marketable equity securities included in net income	—	121

Net change in unrealized gains (losses) on marketable equity security in comprehensive income	14,266	47,105
Balance, end of year	$77,573	$63,307

Derivative Instruments
Balance, beginning of year	$(35,275)	$(5,512)
Add (deduct):
Unrealized loss on derivative instruments	(15,061)	(47,026)
Income tax benefit	5,566	17,263
Net change in unrealized gains (losses) on derivative instruments included in comprehensive income	(9,495)	(29,763)
Balance, end of year	$(44,770)	$(35,275)

Accumulated Other Comprehensive Income
Balance, beginning of year	$28,032	$10,690

Net change in marketable equity security	14,266	47,105
Net change in derivative instruments	(9,495)	(29,763)
Net change in unrealized gains (losses) included in comprehensive income	4,771	17,342

Balance, end of year	$32,803	$28,032

NOTE 18 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular’s selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular’s initial public offering when TDS owned more than 90% of U.S. Cellular’s outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arm’s-length negotiations. Such billings are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular’s assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in the accompanying financial statements. Billings to U.S. Cellular from TDS totaled $78.9 million, $73.3 million and $61.4 million in 2004, 2003 and 2002, respectively.  TDS made a $2.9 million capital contribution to U.S. Cellular in 2004 to allocate certain consolidated research tax credits allowed after an IRS audit of the claims for the years 1995 to 2001.

In August 2002, U.S. Cellular entered into a loan agreement with TDS under which it borrowed $105 million, which was used to purchase the Chicago market. The loan bore interest at an annual rate of 8.1%, payable quarterly, and originally became due in August 2008, with prepayments optional. The loan was subordinated to the 2002 Revolving Credit Facility until December 19, 2003. The terms of the loan did not contain restrictive covenants that were greater than those included in U.S. Cellular’s senior debt, except that the loan agreement provided that U.S. Cellular could not incur senior debt in an aggregate principal amount in excess of $325 million unless it obtained the consent of TDS as a lender. U.S. Cellular’s Board of Directors, including independent directors, approved the terms of this loan and determined that such terms were fair to U.S. Cellular and all of its shareholders. On February 9, 2004, U.S. Cellular prepaid this note in its entirety.

U.S. Cellular has a Cash Management Agreement with TDS under which U.S. Cellular may from time to time deposit its excess cash with TDS for investment under TDS’s cash management program. Deposits made under the agreement are available to U.S. Cellular on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. Interest income from such deposits was $33,000, $94,000 and $209,000 in 2004, 2003 and 2002, respectively.

NOTE 19 COMMITMENTS AND CONTINGENCIES

Capital Expenditures

Anticipated capital expenditures for 2005 primarily reflect U.S. Cellular’s plans for construction, system expansion and the buildout of certain of its personal communication service licensed areas. U.S. Cellular plans to finance its construction program using internally generated cash and short-term and long-term financing. U.S. Cellular’s estimated capital spending for 2005 is $570 million to $610 million. These expenditures primarily address the following needs:

•                  Expand and enhance U.S. Cellular’s coverage in its service areas.

•                  Provide additional capacity to accommodate increased network usage by current customers.

•                  Enhance U.S. Cellular’s retail store network and office systems.

U.S. Cellular’s overlay of its previously utilized technologies, primarily Time Division Multiple Access (“TDMA”), with Code Division Multiple Access (“CDMA-1XRTT”) technology was completed in 2004. U.S. Cellular will utilize CDMA-1XRTT technology in building out the licenses it has acquired and expects to acquire in the future from AT&T Wireless.

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

(Dollars in thousands)	Minimum Future Rental Payments	Minimum Future Rental Receipts

2005	$79,152	$11,492
2006	68,570	9,267
2007	54,205	7,172
2008	41,528	5,753
2009	27,427	3,584
Thereafter	$153,353	$3,566

Rental expense totaled $92.5 million, $73.6 million and $58.2 million in 2004, 2003 and 2002, respectively. Rental revenue totaled $12.0 million, $10.4 million and $8.7 million in 2004, 2003 and 2002, respectively.

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

NOTE 20 SUBSEQUENT EVENTS

U.S. Cellular is a limited partner in Carroll Wireless, L.P. (“Carroll Wireless”), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 58. Carroll Wireless was qualified to bid on spectrum which was available only to companies that fall under the FCC definition of “designated entities,” which are small businesses that have a limited amount of assets. Carroll Wireless was a successful bidder for 17 licensed areas in Auction 58 which ended on February 15, 2005.  These 17 licensed areas cover portions of 11 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

On March 4, 2005, Carroll Wireless increased the amount on deposit with the FCC to approximately $26 million and filed an application with the FCC seeking a grant of the subject licenses.  The aggregate amount due to the FCC for the 17 licenses is $129.9 million, net of all bidding credits to which Carroll Wireless is entitled as a designated entity.  U.S. Cellular consolidates Carroll Wireless for financial reporting purposes, pursuant to the guidelines of FIN 46R, as U.S. Cellular anticipates absorbing a majority of Carroll Wireless’ expected gains or losses.

Carroll Wireless is in the process of developing its long-term business and financing plans. As of March 4, 2005, U.S. Cellular has made capital contributions and advances to Carroll Wireless and/or its general partner of approximately $26 million. Pending finalization of Carroll Wireless’ permanent financing plan, and upon request by Carroll Wireless, U.S. Cellular may make capital contributions and advances to Carroll Wireless and/or its general partner of up to $130 million to fund the payments to the FCC and additional working capital.

On February 18, 2005, TDS disclosed that the TDS Board of Directors unanimously approved the distribution of TDS Special Common Shares in the form of a stock dividend, subject to TDS shareholder approval of an increase in the authorized number of TDS Special Common Shares and certain other conditions.

TDS also disclosed that, following such action at some time in the future TDS may possibly offer to issue TDS Special Common Shares in exchange for all of the Common Shares of U.S. Cellular which are not owned by TDS (a “Possible U.S. Cellular Transaction”).  TDS currently owns approximately 82% of the shares of common stock of U.S. Cellular.  TDS disclosed that a Possible U.S. Cellular Transaction would cause U.S. Cellular to become a wholly owned subsidiary of TDS.  TDS disclosed that it has no set time frame for taking action with respect to a Possible U.S. Cellular Transaction and there are no assurances that a transaction will occur.

REPORTS OF MANAGEMENT

Management’s Responsibility for Financial Statements

Management of United States Cellular Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America, and in management’s opinion are fairly presented. The financial statements include amounts that are based on management’s best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein their unqualified opinion on these financial statements.

/s/ John E. Rooney	/s/ Kenneth R. Meyers	/s/ Steven T. Campbell
John E. Rooney	Kenneth R. Meyers	Steven T. Campbell
President	Executive Vice President – Finance and	Vice President and Controller
(Chief Executive Officer)	Treasurer	(Principal Accounting Officer)
(Chief Financial Officer)

Management’s Report on Internal Control Over Financial Reporting (As Restated)

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. U.S. Cellular’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer’s assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of U.S. Cellular’s management, including its Chief Executive Officer and Chief Financial Officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2004 based on the criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  Management identified the following material weaknesses in internal control over financial reporting as of December 31, 2004:

1.               U.S. Cellular did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of its operations and transactions.  This control deficiency contributed to the material weakness discussed in item 2 below and the restatement of U.S. Cellular’s annual consolidated financial statements for 2004, 2003 and 2002, the interim financial statements for all quarters in 2004 and 2003, the first and second quarter financial statements for 2005, as well as adjustments, including audit adjustments, to the third quarter of 2005 and the 2005 annual consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of substantially all accounts and disclosures that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

2.               U.S. Cellular did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes, including the determination of income tax expense, income taxes payable, liabilities accrued for tax contingencies and deferred income tax assets and liabilities. Specifically, U.S. Cellular did not have effective controls designed and in place to accurately calculate income tax expense and income tax payable, monitor the difference between the income tax basis and the financial reporting basis of assets and liabilities and reconcile the resulting basis difference to its deferred income tax asset and liability balances. This control deficiency resulted in the restatement of U.S. Cellular’s annual consolidated financial statements for 2004, 2003 and 2002, the interim financial statements for all quarters in 2004 and 2003, the first and second quarter financial statements for 2005, as well as adjustments, including audit adjustments, to the third quarter of 2005 and the 2005 annual consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

In U.S. Cellular’s original Annual Report on Form 10-K, management concluded that U.S. Cellular maintained effective internal control over financial reporting as of December 31, 2004.  However, in connection with the restatement discussed under the heading “Restatement” in Note 1 to the consolidated financial statements, management has determined that the material weaknesses described above existed as of December 31, 2004.  As a result of these material weaknesses, management has determined that  U.S. Cellular did not maintain effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control – Integrated Framework issued by the COSO.  Accordingly, management has restated this report on internal control over financial reporting.

Management’s assessment of the effectiveness of  U.S. Cellular’s internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ John E. Rooney	/s/ Kenneth R. Meyers	/s/ Steven T. Campbell
John E. Rooney President (Chief Executive Officer)	Kenneth R. Meyers Executive Vice President-Finance and Treasurer (Chief Financial Officer)	Steven T. Campbell Vice President and Controller (Principal Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF UNITED STATES CELLULAR CORPORATION:

We have completed an integrated audit of United States Cellular Corporation’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, common shareholders’ equity and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries (the “Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $94,700,000 and $80,500,000 as of December 31, 2004 and 2003, respectively, and equity earnings of $41,800,000, $29,900,000 and $21,900,000 for each of the three years in the period ended December 31, 2004. The financial statements of Los Angeles SMSA Limited Partnership as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for asset retirement costs as of January 1, 2003. As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for goodwill and other intangible assets as of January 1, 2002.

As discussed under the heading “Restatement” in Note 1 to the consolidated financial statements, the Company has restated its 2004, 2003 and 2002 consolidated financial statements.

Internal control over financial reporting

Also, we have audited management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effects of (1) the Company did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of the Company’s operations and transactions, and (2) the Company did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes including the determination of income tax expense, income taxes payable, liabilities accrued for tax contingencies and deferred income tax assets and liabilities based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2004:

1.               The Company did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of its operations and transactions.  This control deficiency contributed to the material weakness discussed in item 2 below and the restatement of the Company’s annual consolidated financial statements for 2004, 2003 and 2002, the interim financial statements for all quarters in 2004 and 2003, the first and second quarter financial statements for 2005, as well as adjustments, including audit adjustments, to the third quarter 2005 and the 2005 annual consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of substantially all accounts and disclosures that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

2.               The Company did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes, including the determination of income tax expense, income taxes payable, liabilities accrued for tax contingencies and deferred income tax assets and liabilities.  Specifically, the Company did not have effective controls designed and in place to accurately calculate income tax expense and income tax payable, monitor the difference between the income tax basis and the financial reporting basis of assets and liabilities and reconcile the resulting basis difference to its deferred income tax asset and liability balances. This control deficiency resulted in the restatement of the Company’s annual consolidated financial statements for 2004, 2003 and 2002, the interim financial statements for all quarters in 2004 and 2003, the first and second quarter financial statements for 2005, as well as adjustments, including audit adjustments, to the third quarter 2005 and the 2005 annual consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the December 31, 2004 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Management and we previously concluded that the Company maintained effective internal control over financial reporting as of December 31, 2004. However, management has subsequently determined that the material weaknesses described above existed as of December 31, 2004. Accordingly, Management’s Report on Internal Control Over Financial Reporting has been restated and our opinion on internal control over financial reporting, as presented herein, is different from that expressed in our previous report.

In our opinion, management’s assessment that United States Cellular Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, United States Cellular Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, Illinois

March 11, 2005, except for the restatement discussed under the heading “Restatement” in Note 1 to the consolidated financial statements and the matter discussed in the penultimate paragraph of Management’s Report on Internal Control Over Financial Reporting, as to which the date is April 26, 2006.

Selected Consolidated Financial Data (Unaudited)

Year Ended or at December 31,	2004	2003	2002	2001	2000
(Dollars in thousands, except per share amounts)	(as restated)	(as restated)	(as restated)	(as restated)	(as restated)

Operating Data
Service revenues	$2,616,946	$2,418,922	$2,100,213	$1,825,933	$1,654,033
Equipment sales	191,255	158,832	98,662	68,470	62,718
Operating revenues	2,808,201	2,577,754	2,198,875	1,894,403	1,716,751
Operating income	183,329	108,725	279,770	316,102	291,135
Investment income	63,758	51,088	42,192	42,586	40,499
Gain (loss) on investments	25,791	(5,200)	(295,454)	—	96,300
Income (loss) before income taxes and minority interest	194,825	94,836	(13,666)	330,941	372,924
Income (loss) before cumulative effect of accounting change	109,516	47,818	(25,738)	175,516	195,927
Cumulative effect of accounting change, net of tax	—	(14,346)	(8,560)	—	(4,661)
Net income (loss)	$109,516	$33,472	$(34,298)	$175,516	$191,266

Basic weighted average shares outstanding (000s)	86,244	86,136	86,086	86,200	86,355
Basic earnings per share from:
Income (loss) before cumulative effect of accounting change	$1.27	$0.56	$(0.31)	$2.04	$2.26
Cumulative effect of accounting change	—	(0.17)	(0.09)	—	(0.05)
Net income (loss)	$1.27	$0.39	$(0.40)	$2.04	$2.21

Diluted weighted average shares outstanding (000s)	86,736	86,602	86,086	89,977	90,874
Diluted earnings per share from:
Income (loss) before cumulative effect of accounting change	$1.26	$0.56	$(0.31)	$2.01	$2.25
Cumulative effect of accounting change	—	(0.17)	(0.09)	—	(0.05)
Net income (loss)	$1.26	$0.39	$(0.40)	$2.01	$2.20

Pro forma (a)
Net income (loss)	N/A	$47,818	$(37,400)	$173,121	$189,196
Basic earnings (loss) per share	N/A	0.56	(0.43)	2.01	2.19
Diluted earnings (loss) per share	N/A	$0.56	$(0.43)	$1.99	$2.18

Balance Sheet Data
Property, plant and equipment, net	$2,366,437	$2,174,019	$2,035,715	$1,528,440	$1,265,749
Investments
Licenses	1,186,764	1,189,326	1,247,197	858,791	857,607
Goodwill	445,212	449,550	524,038	493,269	420,780
Marketable equity securities	282,829	260,188	185,961	272,390	377,900
Unconsolidated entities	155,519	166,862	158,932	156,810	134,186
Total assets	5,180,035	4,954,744	4,787,342	3,775,004	3,518,094
Long-term debt (excluding current portion)	1,160,786	1,144,344	806,460	403,156	448,817
Common shareholders’ equity	$2,589,597	$2,463,495	$2,408,797	$2,343,547	$2,225,382
Current ratio (b)	1.02	0.71	0.46	0.70	1.03
Return on average equity (c)	4.3%	2.0%	(1.08)%	7.7%	8.7%

Results from previous years have been restated to conform to current period presentation.

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular’s business.

(a)          Pro forma amounts reflect the effect of the retroactive application of the change in accounting principle for the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations” in 2003. Therefore, no pro forma amounts are required in 2004.

(b)         Current ratio is calculated by dividing current assets by current liabilities. These amounts are taken directly from the Consolidated Balance Sheets.

(c)          Return on average equity is calculated by dividing income (loss) before cumulative effect of accounting change by the average of the beginning and ending common shareholders’ equity. These amounts are taken from the Consolidated Statements of Operations and Balance Sheets. The result is shown as a percentage.

Consolidated Quarterly Information (Unaudited)

Restatement

U.S. Cellular and its audit committee concluded on November 9, 2005, that U.S. Cellular would amend its Annual Report on Form 10-K for the year ended December 31, 2004 to restate its financial statements and financial information for each of the three years in the period ended December 31, 2004, including quarterly information for 2004 and 2003, and certain selected financial data for the years 2001 and 2000. U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005 to restate the financial statements and financial information included therewith.

On November 11, 2005, U.S. Cellular announced that the staff of the Midwest Regional Office of the Securities and Exchange Commission (“SEC”) had advised U.S. Cellular that it was conducting an investigation into the restatement of financial statements announced by U.S. Cellular on November 10, 2005.   U.S. Cellular intends to cooperate fully with the SEC staff in this investigation.

The restatement adjustments principally correct items that were recorded in the financial statements previously but not in the proper periods and certain income tax errors. Correction of the errors, with the exception of income taxes discussed below, individually did not have a material impact on income before income taxes and minority interest, net income or earnings per share; however, when aggregated, the items were considered to be material. The restatement adjustments to correct income tax accounting had a material impact individually on net income and earnings per share in prior periods. The restated financial statements are adjusted to record certain obligations in the periods such obligations were incurred and, correct the timing of the reversal of certain tax liabilities and record revenues in the periods such revenues were earned.  The adjustments are described below.

•      Income taxes – U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. In the restatement, U.S. Cellular corrected its income tax expense, federal and state taxes payable, liabilities accrued for tax contingencies, deferred income tax assets and liabilities and related disclosures for the years ended December 31, 2004, 2003 and 2002 for items identified based on a reconciliation of income tax accounts.  The reconciliation compared amounts used for financial reporting purposes to the amounts used in the preparation of the income tax returns, and took into consideration the results of federal and state income tax audits and the resulting book/tax basis differences which generate deferred tax assets and liabilities.  In addition, a review of the state deferred income tax rates used to establish deferred income tax assets and liabilities identified errors in the state income tax rate used which resulted in adjustments to correct the amount of deferred income tax assets and liabilities recorded for temporary differences between the timing of when certain transactions are recognized for financial and income tax reporting.

•      Federal universal service fund (“USF”) contributions – In 2004 and 2003, Universal Service Administrative Company (“USAC”) billings to U.S. Cellular for USF contributions were based on estimated revenues reported to USAC by U.S. Cellular in accordance with USAC’s established procedures. However, U.S. Cellular’s actual liability for USF is based upon its actual revenues and USAC’s established procedures provide a method to adjust U.S. Cellular’s estimated liability to its actual liability. In the first six months of 2005 and the full years of 2004 and 2003, U.S. Cellular’s actual revenues exceeded estimated revenues reported to USAC on an interim basis.  As a result, additional amounts were due to USAC in 2005 and 2004 based on U.S. Cellular’s annual report filings.  Such additional amounts were incorrectly expensed when the invoices were received from USAC rather than at the time the obligation was incurred.  In the third quarter of 2005, U.S. Cellular corrected its accounting for USF contributions to record expense reflecting the estimated obligation incurred based on actual revenues reported during the period.  Accordingly, in the restatement, U.S. Cellular has adjusted previously reported USF contributions expense to reflect the estimated liability incurred during the period.

•      Customer contract termination fees – In the fourth quarter of 2003, U.S. Cellular revised its business practices related to the billing of contract termination fees charged when a customer disconnected service prior to the end of the customer’s contracts.  This change resulted in an increase in amounts billed to customers and revenues even though a high percentage of the amounts billed were deemed uncollectible. At the time of the change in business practice, U.S. Cellular incorrectly recorded revenues related to such fees at the time of billing, as generally accepted accounting principles (“GAAP”) would preclude revenue recognition if the receivable is not reasonably assured of collection.  In the first quarter of 2005, U.S. Cellular corrected its accounting to record revenues related to such fees only upon collection, in recognition of the fact that the collectibility of the revenues was not reasonably assured at the time of billing.  In the restatement, U.S. Cellular made adjustments to properly reflect revenues for such fees upon collection beginning on October 1, 2003.

•      Leases and contracts – U.S. Cellular has entered into certain operating leases (as both lessee and lessor) that provide for specific scheduled increases in payments over the lease term. In the third quarter of 2004, U.S. Cellular made adjustments for the cumulative effect which were not considered to be material to either that quarter or to prior periods to correct its accounting and to recognize revenues and expenses under such agreements on a straight-line basis over the term of the lease in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases,” as amended, and related pronouncements. In addition, the accounting for certain other long-term contracts, for which a cumulative effect adjustment was made in the first quarter of 2005, was corrected to recognize expenses in the appropriate periods. The restatement adjustments reverse the cumulative amounts previously recorded in the third quarter of 2004 and the first quarter of 2005, and properly record such revenues and expenses on a straight-line basis in the appropriate periods.

•      Promotion rebates – From time to time, U.S. Cellular’s sales promotions include rebates on sales of handsets to customers.  In such cases, U.S. Cellular reduces revenues and records a liability at the time of sale reflecting an estimate of rebates to be paid under the promotion.  Previously, the accrued liability was not adjusted on a timely basis upon expiration of the promotion to reflect the actual amount of rebates paid based upon information available at the date the financial statements were issued.  In the restatement, U.S. Cellular has corrected revenues and accrued liabilities to reflect the impacts associated with promotion rebates in the appropriate periods.

•      Operations of consolidated partnerships managed by a third party – Historically, U.S. Cellular recorded the results of operations of certain consolidated partnerships managed by a third party on an estimated basis, and adjusted such estimated results to the actual results upon receipt of financial statements in the following quarter. However, GAAP requires that the actual amounts be used. In the restatement, U.S. Cellular has corrected its financial statements to recognize results of operations in the appropriate period based on the partnerships’ actual results of operations reported for such periods.

•      Investment income from entities accounted for by the equity method – Historically, U.S. Cellular recorded an estimate each quarter of its proportionate share of net income (loss) from certain entities accounted for by the equity method, and adjusted such estimate to the actual share of net income (loss) upon receipt of financial statements in the following quarter. However, GAAP requires that the actual amounts be used.  In the restatement, U.S. Cellular has corrected its financial statements to recognize investment income in the appropriate period based on the entities’ actual net income (loss) reported for such periods.

•      Consolidated statements of cash flows – In the restatement, the classification of cash distributions received from unconsolidated entities has been corrected to properly reflect cash received, which represents a return on investment in the unconsolidated entities, as cash flows from operating activities; previously, the cash received on such investments was classified as cash flows from investing activities. Also, the classification of certain noncash stock-based compensation expense has been corrected to properly reflect such noncash expense as an adjustment to cash flows from operating activities; previously, such expense was classified as cash flows from financing activities.

•      Other items – In addition to the adjustments described above, U.S. Cellular recorded a number of other adjustments to correct and record revenues and expenses in the periods in which such revenues and expenses were earned or incurred. These adjustments were not significant, either individually or in aggregate.

The table below summarizes the impact on income (loss) before income taxes and minority interest as a result of the restatement.

	Three Months Ended March 31, 2004	Three Months Ended June 30, 2004	Three Months Ended September 30, 2004	Three Months Ended December 31 2004
	(Increase (decrease), dollars in thousands)
Income (Loss) Before Income Taxes and Minority Interest, as previously reported	$23,005	$63,860	$34,906	$70,861
Federal universal service fund contributions	1,591	(1,704)	5,132	(2,046)
Customer contract termination fees	(151)	(84)	(379)	15
Leases and contracts	(686)	(628)	3,198	(521)
Promotion rebates	—	—	719	308
Operations of consolidated partnerships managed by a third party	270	(1,064)	2,655	(678)
Investment income from entities accounted for by the equity method	(504)	(2,064)	(1,262)	462
Income taxes
	(281)	(86)	145	(164)
Total adjustments	239	(5,630)	10,208	(2,624)
Income (Loss) Before Income Taxes and Minority Interest, as restated	$23,244	$58,230	$45,114	$68,237

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31,	June 30,	September 30,	December 31
	2003	2003	2003	2003
	(Increase (decrease), dollars in thousands)
Income (Loss) Before Income Taxes and Minority Interest, as previously reported	$(10,639)	$2,002	$92,266	$22,521
Federal universal service fund contributions	—	(258)	(2,381)	(1,981)
Customer contract termination fees	—	—	—	(2,992)
Leases and contracts	(319)	(458)	(740)	(684)
Promotion rebates	—	—	—	—
Operations of consolidated partnerships managed by a third party	(633)	1,137	163	(912)
Investment income from entities accounted for by the equity method	(1,856)	(656)	1,970	(433)
Other items	(883)	(683)	(849)	2,134
Total adjustments	(3,691)	(918)	(1,837)	(4,868)
Income (Loss) Before Income Taxes and Minority Interest, as restated	$(14,330)	$1,084	$90,429	$17,653

The table below summarizes the net income and earnings per share impacts from the restatement.

	Three Months Ended March 31, 2004		Three Months Ended June 30, 2004		Three Months Ended September 30, 2004		Three Months Ended December 31 2004
	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share
			(Increase (decrease) dollars in thousands, except per share amounts
As previously reported	$9,232	$0.11	$37,984	$0.44	$21,309	$0.25	$40,496	$0.47
Federal universal service fund contributions	928	0.01	(994)	(0.01)	2,875	0.04	(1,193)	(0.02)
Customer contract termination fees	(85)	—	(46)	—	(216)	—	8	—
Leases and contracts	(403)	(0.01)	(367)	—	1,801	0.02	(306)	—
Promotion rebates	—	—	—	—	407	—	177	—
Operations of consolidated partnerships managed by a third party	120	—	(474)	(0.01)	1,177	0.01	(298)	—
Investment income from entities accounted for by the equity method	(305)	—	(1,249)	(0.02)	(764)	(0.01)	279	—
Income taxes	76	—	(372)	—	921	0.01	(983)	(0.01)
Other items	(159)	—	(52)	—	83	—	(91)	—
Total adjustment	172	—	(3,554)	(0.04)	6,284	0.07	(2,407)	(0.03)
As restated	$9,404	$0.11	$34,430	$0.40	$27,593	$0.32	$38,089	$0.44

	Three Months Ended March 31, 2003		Three Months Ended June 30, 2003		Three Months Ended September 30, 2003		Three Months Ended December 31 2003
	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share
	(Increase (decrease) dollars in thousands, except per share amounts
As previously reported	$(27,826)	$(0.32)	$(1,694)	$(0.02)	$51,614	$0.59	$20,566	$0.24
Federal universal service fund contributions	—	—	(64)	—	(1,338)	(0.01)	(1,120)	(0.01)
Customer contract termination fees	—	—	—	—	—	—	(1,672)	(0.03)
Leases and contracts	(181)	—	(266)	—	(436)	—	(402)	—
Promotion rebates	—	—	—	—	—	—	—	—
Operations of consolidated partnerships managed by a third party	(282)	—	503	0.01	75	—	(404)	—
Investment income from entities accounted for by the equity method	(1,123)	(0.01)	(397)	(0.01)	1,192	0.01	(262)	—
Income taxes	(2,166)	(0.03)	(2,628)	(0.04)	(2,997)	(0.03)	4,952	0.05
Other items	(487)	(0.01)	(369)	—	(467)	(0.01)	1,151	0.01
Total adjustment	(4,239)	(0.05)	(3,221)	(0.04)	(3,971)	(0.04)	2,243	0.02
As restated	$(32,065)	$(0.37)	$(4,915)	$(0.06)	$47,643	$0.55	$22,809	$0.26

A summary of the significant effects of the restatement is as follows:

	Quarter Ended or at March 31, 2004		Quarter Ended or at June 30, 2004
(Dollars in thousands, except per share amounts)	As Previously Reported	As Restated	As Previously Reported	As Restated

Statements of Operations
Operating Revenue	$657,650	$653,175	$712,225	$705,590
Operating Expenses
Systems operations (excluding Depreciation shown separately below)	137,523	139,608	144,887	145,337
Cost of equipment sold	119,888	119,818	110,182	110,605
Selling, general and administrative	258,206	250,793	269,619	265,623
Depreciation	101,440	101,564	110,314	110,293
Amortization and accretion	12,454	12,454	11,935	11,935
Loss on impairment of intangible assets	—	—	—	—
(Gain) loss on assets held for sale	(143)	(143)	(582)	(582)
Total Operating Expenses	629,368	624,094	646,355	643,211

Operating Income	28,282	29,081	65,870	62,379
Investment and Other Income (Expense)	(5,277)	(5,837)	(2,010)	(4,149)
Income (Loss) before Income Taxes and Minority Interest	23,005	23,244	63,860	58,230

Income (Loss) Before Cumulative Effect of Accounting Change	9,232	9,404	37,984	34,430
Cumulative effect of accounting change, net of tax and minority interest	—	—	—	—
Net Income (Loss)	$9,232	$9,404	$37,984	$34,430

Basic Earnings per Share:
Income (Loss) Before Cumulative Effect of Accounting Change	$0.11	$0.11	$0.44	$0.40
Cumulative Effect of Accounting Change	—	—	—	—
Net Income (Loss)	$0.11	$0.11	$0.44	$0.40

Diluted Earnings per Share:
Income (Loss) Before Cumulative Effect of Accounting Change	$0.11	$0.11	$0.44	$0.40
Cumulative Effect of Accounting Change	—	—	—	—
Net Income (Loss)	$0.11	$0.11	$0.44	$0.40

Balance Sheets
Current Assets	$428,578	$421,846	$764,466	$755,413
Investments	2,129,976	2,144,890	2,123,113	2,135,964
Property, Plant and Equipment, net	2,179,620	2,180,556	2,229,933	2,230,756
Other Assets and Deferred Charges	110,783	111,339	115,374	116,008
Assets of Operations Held for Sale	—	—	—	—
Total Assets	$4,848,957	$4,858,631	$5,232,886	$5,238,141

Current Liabilities	$499,765	$503,698	$817,637	$822,019
Deferred Liabilities and Credits	691,315	699,761	705,416	713,096
Long-Term Debt	1,146,764	1,146,764	1,160,559	1,160,559
Liabilities of Operations Held for Sale	—	—	—	—
Minority Interest in Subsidiaries	34,397	33,424	36,882	35,561
Common Shareholders’ Equity	2,476,716	2,474,984	2,512,392	2,506,906
Total Liabilities and Shareholders’ Equity	$4,848,957	$4,858,631	$5,232,886	$5,238,141

	Quarter Ended or at September 30, 2004		Quarter Ended or at December 31, 2004
(Dollars in thousands, except per share amounts)	As Previously Reported	As Restated	As Previously Reported	As Restated

Statements of Operations
Operating Revenue	$748,213	$740,293	$719,531	$709,143
Operating Expenses
Systems operations (excluding Depreciation shown separately below)	154,126	151,102	126,533	126,643
Cost of equipment sold	126,659	126,731	130,223	129,451
Selling, general and administrative	298,011	281,522	296,864	290,243
Depreciation	115,377	115,472	122,901	122,963
Amortization and accretion	12,031	12,031	11,490	11,490
Loss on impairment of intangible assets	—	—	—	—
(Gain) loss on assets held for sale	—	—	(10,081)	(10,081)
Total Operating Expenses	706,204	686,858	677,930	670,709

Operating Income	42,009	53,435	41,601	38,434
Investment and Other Income (Expense)	(7,103)	(8,321)	29,260	29,803
Income (Loss) before Income Taxes and Minority Interest	34,906	45,114	70,861	68,237

Income (Loss) Before Cumulative Effect of Accounting Change	21,309	27,593	40,496	38,089
Cumulative effect of accounting change, net of tax and minority interest	—	—	—	—
Net Income (Loss)	$21,309	$27,593	$40,496	$38,089

Basic Earnings per Share:
Income (Loss) Before Cumulative Effect of Accounting Change	$0.25	$0.32	$0.47	$0.44
Cumulative Effect of Accounting Change	—	—	—	—
Net Income (Loss)	$0.25	$0.32	$0.47	$0.44

Diluted Earnings per Share:
Income (Loss) Before Cumulative Effect of Accounting Change	$0.25	$0.32	$0.47	$0.44
Cumulative Effect of Accounting Change	—	—	—	—
Net Income (Loss)	$0.25	$0.32	$0.47	$0.44

Balance Sheets
Current Assets	$480,843	$476,518	$578,951	$564,347
Investments	2,105,361	2,118,434	2,130,112	2,142,161
Property, Plant and Equipment, net	2,229,500	2,229,415	2,365,436	2,366,437
Other Assets and Deferred Charges	111,547	111,178	107,428	107,090
Assets of Operations Held for Sale	51,923	50,438	—	—
Total Assets	$4,979,174	$4,985,983	$5,181,927	$5,180,035

Current Liabilities	$549,488	$546,356	$546,866	$549,332
Deferred Liabilities and Credits	685,441	694,452	845,812	840,268
Long-Term Debt	1,160,673	1,160,673	1,160,786	1,160,786
Liabilities of Operations Held for Sale	2,283	2,283	—	—
Minority Interest in Subsidiaries	38,736	38,667	40,373	40,052
Common Shareholders’ Equity	2,542,553	2,543,552	2,588,090	2,589,597
Total Liabilities and Shareholders’ Equity	$4,979,174	$4,985,983	$5,181,927	$5,180,035

	Quarter Ended or at March 31, 2003		Quarter Ended or at June 30, 2003
(Dollars in thousands, except per share amounts)	As Previously Reported	As Restated	As Previously Reported	As Restated

Statements of Operations
Operating Revenue	$603,774	$603,190	$645,937	$648,012
Operating Expenses
Systems operations (excluding Depreciation shown separately below)	137,965	137,887	147,032	147,926
Cost of equipment sold	88,643	88,892	79,580	79,294
Selling, general and administrative	250,352	251,861	258,095	259,286
Depreciation	94,900	94,514	87,463	87,902
Amortization and accretion	14,677	14,677	17,231	17,231
Loss on impairment of intangible assets	—	—	49,595	49,595
(Gain) loss on assets held for sale	21,561	21,561	3,500	3,500
Total Operating Expenses	608,098	609,392	642,496	644,734

Operating Income	(4,324)	(6,202)	3,441	3,278
Investment and Other Income (Expense)	(6,315)	(8,128)	(1,439)	(2,194)
Income (Loss) before Income Taxes and Minority Interest	(10,639)	(14,330)	2,002	1,084

Income (Loss) Before Cumulative Effect of Accounting Change	(13,480)	(17,719)	(1,694)	(4,915)
Cumulative effect of accounting change, net of tax and minority interest	(14,346)	(14,346)	—	—
Net Income (Loss)	$(27,826)	$(32,065)	$(1,694)	$(4,915)

Basic Earnings per Share:
Income (Loss) Before Cumulative Effect of Accounting Change	$(0.15)	$(0.20)	$(0.02)	$(0.06)
Cumulative Effect of Accounting Change	(0.17)	(0.17)	—	—
Net Income (Loss)	$(0.32)	$(0.37)	$(0.02)	$(0.06)

Diluted Earnings per Share:
Income (Loss) Before Cumulative Effect of Accounting Change	$(0.15)	$(0.20)	$(0.02)	$(0.06)
Cumulative Effect of Accounting Change	(0.17)	(0.17)	—	—
Net Income (Loss)	$(0.32)	$(0.37)	$(0.02)	$(0.06)

Balance Sheets
Current Assets	$433,702	$432,385	$444,856	$443,877
Investments	1,989,036	2,003,783	1,961,202	1,975,294
Property, Plant and Equipment, net	2,019,468	2,020,194	2,083,942	2,084,860
Other Assets and Deferred Charges	129,596	129,821	127,988	128,297
Assets of Operations Held for Sale	226,422	226,422	223,876	223,876
Total Assets	$4,798,224	$4,812,605	$4,841,864	$4,856,204

Current Liabilities	$976,152	$976,368	$1,000,094	$1,000,645
Deferred Liabilities and Credits	568,895	581,210	583,733	598,658
Long-Term Debt	808,685	808,685	810,921	810,921
Liabilities of Operations Held for Sale	9,823	9,823	9,005	9,005
Minority Interest in Subsidiaries	57,484	56,952	57,723	57,249
Common Shareholders’ Equity	2,377,185	2,379,567	2,380,388	2,379,726
Total Liabilities and Shareholders’ Equity	$4,798,224	$4,812,605	$4,841,864	$4,856,204

	Quarter Ended or at September 30, 2003		Quarter Ended or at December 31, 2003
(Dollars in thousands, except per share amounts)	As Previously Reported	As Restated	As Previously Reported	As Restated

Statements of Operations
Operating Revenue	$664,976	$666,337	$668,096	$660,215
Operating Expenses
Systems operations (excluding Depreciation shown separately below)	153,724	154,678	137,438	137,798
Cost of equipment sold	76,926	77,391	110,001	109,562
Selling, general and administrative	236,573	240,275	259,635	256,177
Depreciation	90,171	90,262	102,235	102,257
Amortization and accretion	13,463	13,463	12,193	12,193
Loss on impairment of intangible assets	—	—	—	—
(Gain) loss on assets held for sale	(1,442)	(1,442)	22,289	22,289
Total Operating Expenses	569,415	574,627	643,791	640,276

Operating Income	95,561	91,710	24,305	19,939
Investment and Other Income (Expense)	(3,295)	(1,281)	(1,784)	(2,286)
Income (Loss) before Income Taxes and Minority Interest	92,266	90,429	22,521	17,653

Income (Loss) Before Cumulative Effect of Accounting Change	51,614	47,643	20,566	22,809
Cumulative effect of accounting change, net of tax and minority interest	—	—	—	—
Net Income (Loss)	$51,614	$47,643	$20,566	$22,809

Basic Earnings per Share:
Income (Loss) Before Cumulative Effect of Accounting Change	$0.60	$0.55	$0.24	$0.26
Cumulative Effect of Accounting Change	—	—	—	—
Net Income (Loss)	$0.60	$0.55	$0.24	$0.26

Diluted Earnings per Share:
Income (Loss) Before Cumulative Effect of Accounting Change	$0.59	$0.55	$0.24	$0.26
Cumulative Effect of Accounting Change	—	—	—	—
Net Income (Loss)	$0.59	$0.55	$0.24	$0.26

Balance Sheets
Current Assets	$386,894	$386,461	$424,105	$416,904
Investments	2,154,090	2,170,152	2,123,300	2,138,887
Property, Plant and Equipment, net	2,122,075	2,121,966	2,173,884	2,174,019
Other Assets and Deferred Charges	131,113	131,505	123,935	124,411
Assets of Operations Held for Sale	—	—	100,523	100,523
Total Assets	$4,794,172	$4,810,084	$4,945,747	$4,954,744

Current Liabilities	$862,129	$865,267	$581,896	$586,210
Deferred Liabilities and Credits	621,427	639,354	691,580	699,220
Long-Term Debt	813,212	813,212	1,144,344	1,144,344
Liabilities of Operations Held for Sale	—	—	2,427	2,427
Minority Interest in Subsidiaries	60,846	60,162	60,097	59,048
Common Shareholders’ Equity	2,436,558	2,432,089	2,465,403	2,463,495
Total Liabilities and Shareholders’ Equity	$4,794,172	$4,810,084	$4,945,747	$4,954,744

Shareholder Information

U.S. CELLULAR STOCK AND DIVIDEND INFORMATION

U.S. Cellular’s Common Shares are listed on the American Stock Exchange under the symbol “USM” and in the newspapers as “US Cellu.” As of January 31, 2005, the Company’s Common Shares were held by 418 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular’s business.

	1st	2nd	3rd	4th
2004 Stock price (1)(2)
U.S. Cellular Common Shares
High	$43.49	$39.80	$44.15	$46.16
Low	34.53	32.30	35.90	41.01
Quarter-end close	$38.65	$38.55	$43.15	$44.76

	1st	2nd	3rd	4th
2003 Stock price (1)(2)
U.S. Cellular Common Shares
High	$26.96	$27.21	$31.10	$35.66
Low	21.40	22.37	25.55	28.90
Quarter-end close	$23.61	$25.45	$29.10	$35.50

(1) The high, low and closing sales prices of U.S. Cellular’s Common Shares as reported by the American Stock Exchange.

(2) U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular’s business.