Form 10-K, Exhibit 13
period 2005-12-31
UNITED STATES CELLULAR CORP
filed 2006-07-28
CIK 821130

Exhibit 13

United States Cellular Corporation and Subsidiaries

Financial Reports Contents

Management’s Discussion and Analysis of Results of Operations and Financial Condition	1
Overview	2
Results of Operations	4
Recent Accounting Pronouncements	18
Financial Resources	19
Liquidity and Capital Resources	21
Acquisitions, Exchanges and Divestitures	25
Application of Critical Accounting Policies and Estimates	30
Certain Relationships and Related Transactions	35
Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement	36
Market Risk	39
Consolidated Statement of Operations	42
Consolidated Statements of Cash Flows	43
Consolidated Balance Sheets — Assets	44
Consolidated Balance Sheets — Liabilities and Shareholders’ Equity	45
Consolidated Statements of Common Shareholders’ Equity	46
Notes to Consolidated Financial Statements	47
Reports of Management	80
Report of Registered Public Accounting Firm	83
Selected Consolidated Financial Data	86
Consolidated Quarterly Income Information (Unaudited)	87
Five-Year Statistical Summary	88
Shareholder Information	89

United States Cellular Corporation and Subsidiaries

Management’s Discussion and Analysis of Financial Condition and Results of Operations

United States Cellular Corporation (“U.S. Cellular”) owns, operates and invests in wireless markets throughout the United States. U.S. Cellular is an 81.3%-owned subsidiary of Telephone and Data Systems, Inc. (“TDS”).

The following discussion and analysis should be read in conjunction with U.S. Cellular’s audited consolidated financial statements included herein and the description of U.S. Cellular’s business included in Item 1 in the U.S. Cellular Annual Report on Form 10-K for the year ended December 31, 2005.

U.S. Cellular owned, or had the right to acquire pursuant to certain agreements, either majority or minority interests in 241 wireless markets at December 31, 2005. A summary of the number of markets U.S. Cellular owns or has rights to acquire as of December 31, 2005 follows:

Number of Markets
Consolidated markets (1)	189
Consolidated markets to be acquired pursuant to existing agreements (2)	28
Minority interests accounted for using equity method (3)	19
Minority interests accounted for using cost method (4)	5
Total markets to be owned after completion of pending transactions	241

(1)             U.S. Cellular owns a controlling interest in each of these markets. This includes controlling interests in 15 licenses that U.S. Cellular purchased from ALLTEL Corporation (“ALLTEL”) on December 19, 2005.

(2)             U.S. Cellular owns rights to acquire controlling interests in 28 additional wireless licenses. Of such 28 licenses, 21 result from an acquisition agreement with AT&T Wireless Services, Inc. (“AT&T Wireless”), now Cingular, which closed in August 2003. Four of the 21 licenses are in markets where U.S. Cellular currently owns personal communications service spectrum and are therefore not included in the number of consolidated markets to be acquired. U.S. Cellular has up to five years from the transaction closing date to exercise its rights to acquire the licenses.

The remaining 11 licenses relate to Carroll Wireless, L.P. (“Carroll Wireless”), an entity in which U.S. Cellular owns a controlling interest for financial reporting purposes. Carroll Wireless was the winning bidder of 17 wireless licenses in the auction of wireless spectrum designated by the Federal Communications Commission (“FCC”) as Auction 58, which ended on February 15, 2005.

On January 6, 2006, the FCC granted Carroll Wireless’ applications with respect to 16 of the 17 licenses for which it had been the successful bidder and dismissed one application, relating to Walla Walla, Washington. Following the completion of Auction 58, the FCC determined that a portion of the Walla Walla license was already licensed to another party and should not have been included in Auction 58. Carroll Wireless received a full refund of the amount paid to the FCC with respect to the Walla Walla license in March 2006.

Of the 16 licenses which were granted to Carroll Wireless, five are in markets in which U.S. Cellular currently owns personal communications service spectrum; the other 11 markets represent markets which are incremental to U.S. Cellular’s currently owned or acquirable markets. Only the incremental markets are included in the number of consolidated markets to be acquired to avoid duplicate reporting of overlapping markets.

(3)             Represents licenses in which U.S. Cellular owns an interest that is not a controlling financial interest and which are accounted for using the equity method.

(4)             Represents licenses in which U.S. Cellular owns an interest that is not a controlling financial interest and which are accounted for using the cost method.

United States Cellular Corporation and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The following is a summary of certain selected information contained in the comprehensive Management’s Discussion and Analysis of Financial Condition and Results of Operations that follows. The overview does not contain all of the information that may be important. You should carefully read the entire Management’s Discussion and Analysis of Financial Condition and Results of Operations and not rely solely on the overview.

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

Recent Acquisitions, Exchanges and Divestitures

U.S. Cellular’s business development strategy is to operate controlling interests in wireless licenses in areas adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas. Its largest contiguous service area is in the Midwest/Southwest, where it serves 3.4 million customers and owns licenses covering a total population of more than 32 million. U.S. Cellular’s operating strategy is to strengthen the geographic areas where it can continue to build long-term operating synergies and to exit those areas where it does not have opportunities to build such synergies. U.S. Cellular’s most recently completed transactions and service launches are summarized below.

•        On January 6, 2006, Carroll Wireless was granted applications for 16 licensed areas for which it was the successful bidder in the auction of wireless spectrum designated by the FCC as Auction 58, which ended on February 15, 2005. These 16 licensed areas cover portions of 10 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

•        On December 19, 2005, U.S. Cellular completed the exchange of certain wireless markets with ALLTEL Communications, Inc. (“ALLTEL”). U.S. Cellular acquired fifteen Rural Service Area (“RSA”) markets in Kansas and Nebraska in exchange for two RSA markets in Idaho and $58.1 million in cash, including a preliminary working capital adjustment, and paid $2.6 million of capitalized acquisition costs.

•        On December 20, 2004, U.S. Cellular completed the sale of the Daytona Beach, Florida 20 megahertz C block personal communication service license to MetroPCS California/Florida, Inc. (“MetroPCS”) for $8.5 million.

•        On November 30, 2004, U.S. Cellular completed the sale of certain wireless properties to ALLTEL for $80.2 million in cash. The properties sold included two consolidated operating markets and five minority interests.

•        On February 18, 2004, U.S. Cellular completed the sale of certain wireless properties in southern Texas to AT&T Wireless Services, Inc. (“AT&T Wireless”), now Cingular, for $96.5 million in cash.

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

U.S. Cellular launched service in St. Louis, Missouri in 2005 and Lincoln, Nebraska; Oklahoma City, Oklahoma; and Portland, Maine in 2004. Licenses for these markets were acquired as part of the 2003 transaction with AT&T Wireless.

Operating Results

U.S. Cellular’s operating income increased 33% in 2005 and 69% in 2004. The increase in operating income in 2005 primarily reflected increases in service revenues and gains on sales of assets. The increase in 2004 primarily reflected increases in revenues and gains on sales of assets and the absence of losses on impairments and sales of assets compared to 2003. Increased revenues in both years were primarily driven by growth in the number of customers served by U.S. Cellular’s systems. Operating income margin (as a percent of service revenues) was 8.6% in 2005, 7.0% in 2004 and 4.5% in 2003.

Although operating income margin improved in 2005, U.S. Cellular anticipates that there will be continued pressure on its operating income and operating income margin in the next few years related to the following factors:

•       costs of customer acquisition and retention;

•       effects of competition;

•       providing service in recently launched areas;

•       potential increases in prepaid and reseller customers as a percentage of U.S. Cellular’s customer base; and

•       continued enhancements to its wireless networks.

In the exchange and divestiture transactions discussed previously, U.S. Cellular has generally divested operations that were generating revenues, cash flows from operations and operating income; however, a significant portion of such revenues, cash flows from operations and operating income was attributable to inbound roaming traffic and was not primarily generated by U.S. Cellular’s customers in those markets. In exchange, U.S. Cellular received operational markets which are generating revenues, cash flows from operations and operating income; cash; and licenses or will receive licenses many of which will require a new market service launch and will be in a development phase for several years thereafter.

U.S. Cellular used cash proceeds from exchange and divestiture transactions to help defray costs related to building out new markets. U.S. Cellular anticipates that it may require debt or equity financing over the next few years for capital expenditures, and to further its growth in recently launched markets. However, U.S. Cellular has substantial borrowing capacity available under its revolving credit agreement to meet those needs.

Financing Initiatives

U.S. Cellular had cash and cash equivalents totaling $29.0 million and $564.7 million of availability under its revolving credit facilities as of December 31, 2005. U.S. Cellular is also generating substantial cash flows from operations. Cash flows from operating activities totaled $642.2 million in 2005, $566.1 million in 2004 and $671.3 million in 2003. U.S. Cellular believes that cash on hand, expected future cash flows from operating activities and sources of external financing provide substantial financial flexibility and are sufficient to permit U.S. Cellular to finance its contractual obligations and anticipated capital expenditures for the foreseeable future.

U.S. Cellular seeks to maintain a strong balance sheet and an investment grade rating. During 2004 and 2003, U.S. Cellular entered into financing transactions that have provided financial flexibility as it continues to grow its wireless business. These transactions are summarized as follows:

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

See “Financial Resources” and “Liquidity and Capital Resources.”

RESULTS OF OPERATIONS

Following is a table of summarized operating data for U.S. Cellular’s consolidated operations:

December 31, (1a)	2005	2004	2003
Total market population (2)	45,244,000	44,391,000	46,267,000
Customers (3)	5,482,000	4,945,000	4,409,000
Market penetration (4)	12.12%	11.14%	9.53%
Total full-time equivalent employees	7,300	6,725	6,225
Cell sites in service	5,428	4,856	4,184

For the Year Ended December 31, (1b)	2005	2004	2003
Net customer additions (5)	477,000	627,000	447,000
Net retail customer additions (5)	411,000	464,000	337,000
Average monthly service revenue per customer (6)	$45.32	$46.61	$47.29
Post-pay churn rate per month (7)	1.5%	1.5%	1.5%
Sales and marketing cost per gross customer addition (8)	$460	$403	$380

(1a)       Amounts in 2005 include (i) the market acquired from Cingular in April 2005 and (ii) the 15 markets acquired from ALLTEL in December 2005; and do not include the two markets transferred to ALLTEL in the exchange transaction completed in December 2005.

Amounts in 2005 and 2004 do not include (i) the six markets sold to AT&T Wireless in February 2004; or (ii) the two markets sold to ALLTEL in November 2004.

Amounts in 2005, 2004 and 2003 include the 15 markets acquired and transferred from AT&T Wireless in August 2003, but do not include the 10 markets transferred to AT&T Wireless in August 2003.

(1b)      Amounts in 2005 include (i) the market acquired from Cingular in April 2005 from April 1 through December 31 and (ii) the 15 markets acquired from ALLTEL in December 2005 from December 20 through December 31; and do not include (i) the two markets transferred to ALLTEL in the exchange transaction completed in December 2005 from December 20 through December 31.

Amounts in 2004 include (i) the results of the two markets sold to ALLTEL in November 2004 through November 30 and; (ii) the results of the six markets sold to AT&T Wireless in February 2004 through February 17.

Amounts in 2003 include (i) the results of the 10 markets transferred to AT&T Wireless in the exchange transaction completed in August 2003 through July 31; and (ii) the development and acquisition activities of the 15 markets acquired and transferred from AT&T Wireless from August 1 through December 31.

(2)             Represents 100% of the population of the markets in which U.S. Cellular has a controlling financial interest for financial reporting purposes as of December 31 of each respective year. The total market population of the two markets that U.S. Cellular transferred to ALLTEL in December 2005 is excluded from this amount for 2005. The total market population of the two markets sold to ALLTEL in November 2004 and the six markets sold to AT&T Wireless in February 2004 are excluded from this amount for 2004. The total market population of 1.5 million in the 10 markets that U.S. Cellular transferred to AT&T Wireless in August 2003 is excluded from this amount for 2003. In all years, the customers of the markets transferred or sold are not included in U.S. Cellular’s consolidated customer base as of December 31 of the year of transfer or sale.

(3)             U.S. Cellular’s customer base consists of the following types of customers:

December 31,	2005	2004	2003
Customers on postpay service plans in which the end user is a customer of U.S. Cellular (“postpay customers”)	4,633,000	4,303,000	3,942,000
End user customers acquired through U.S. Cellular’s agreement with a third party (“reseller customers”) *	555,000	467,000	316,000
Total postpay customer base	5,188,000	4,770,000	4,258,000
Customers on prepaid service plans in which the end user is a customer of U.S. Cellular (“prepaid customers”)	294,000	175,000	151,000
Total customers	5,482,000	4,945,000	4,409,000

*                    Pursuant to its agreement with the third party, U.S. Cellular is compensated by the third party on a postpay basis; as a result, all customers U.S. Cellular has acquired through this agreement are considered to be postpay customers.

(4)             Calculated using 2004, 2003 and 2002 Claritas population estimates for 2005, 2004 and 2003, respectively. “Total market population” is used only for the purposes of calculating market penetration, which is calculated by dividing customers by the total market population (without duplication of population in overlapping markets).

(5)             “Net customer additions” represents the number of net customers added to U.S. Cellular’s overall customer base through all of its marketing distribution channels, excluding any net customers transferred through acquisition or divestiture activity. “Net retail customer additions” represents the number of net customers added to U.S. Cellular’s customer base, excluding net reseller customers added to its reseller customer base, through its marketing distribution channels, excluding any net customers transferred through acquisition or divestiture activity.

(6)             Management uses this measurement to assess the amount of service revenue U.S. Cellular generates each month on a per unit basis. Variances in this measurement are monitored and compared to variances in expenses on a per unit basis. Average monthly service revenue per customer is calculated as follows:

Year Ended or at December 31,	2005	2004	2003
Service revenues (000s)	$2,831,571	$2,616,946	$2,418,922
Divided by average customers during period (000s)	5,207	4,679	4,263
Divided by twelve months in each period	12	12	12
Average monthly revenue per customer	$45.32	$46.61	$47.29

(7)             Postpay churn rate per month represents the percentage of the postpay customer base that disconnects service each month, including both postpay customers and reseller customer numbers. Reseller customers can disconnect service without the associated account number being disconnected from U.S. Cellular’s network if the reseller elects to reuse the customer telephone number. Only those reseller customer numbers that are disconnected from U.S. Cellular’s network are counted in the number of postpay disconnects. The calculation divides the total number of postpay and reseller customers who disconnect service during the period by the number of months in such period, and then divides that quotient by the average monthly postpay customer base, which includes both postpay and reseller customers, for such period.

(8)             For a discussion of the components of this calculation, see “Operating Expenses—Selling, General and Administrative.”

Operating Revenues

Year Ended December 31,	2005	2004	2003
	(Dollars in thousands)
Retail service	$2,486,114	$2,271,280	$2,027,094
Inbound roaming	145,026	171,600	221,536
Long-distance and other	200,431	174,066	170,292
Service Revenues	2,831,571	2,616,946	2,418,922
Equipment sales	204,316	191,255	158,832
Total Operating Revenues	$3,035,887	$2,808,201	$2,577,754

Operating revenues increased $227.7 million, or 8%, to $3,035.9 million in 2005 from $2,808.2 million in 2004 and increased $230.4 million, or 9%, in 2004 from $2,577.8 million in 2003.

Service revenues increased $214.7 million, or 8%, to $2,831.6 million in 2005 from $2,616.9 million in 2004, and increased $198.0 million, or 8%, from $2,418.9 million in 2003. Service revenues primarily consist of: (i) charges for access, airtime, roaming, recovery of regulatory costs and value-added services, including data products and services, provided to U.S. Cellular’s retail customers and to end users through third party resellers (“retail service”); (ii) charges to other wireless carriers whose customers use U.S. Cellular’s wireless systems when roaming (“inbound roaming”); and (iii) charges for long-distance calls made on U.S. Cellular’s systems. The increases in service revenues in both years were primarily due to the growth in the number of retail customers in each year. Monthly service revenue per customer averaged $45.32 in 2005, $46.61 in 2004 and $47.29 in 2003.

Retail service revenues increased $214.8 million, or 9%, to $2,486.1 million in 2005 from $2,271.3 million in 2004, and increased $244.2 million, or 12%, in 2004 from $2,027.1 million in 2003. Growth in U.S. Cellular’s average customer base of 11% and 10% in 2005 and 2004, respectively, was the primary reason for the increases in retail service revenues in both years. Average monthly retail service revenues per customer decreased 2% to $39.79 in 2005 from $40.45 in 2004 and increased 2% in 2004 from $39.62 in 2003.

The increases in the average number of customers in each year were primarily driven by the net customer additions that U.S. Cellular generated from its marketing distribution channels. The average number of customers in each year was also affected by the timing of acquisitions and divestitures, including the acquisition of markets in April 2005 and December 2005 and the disposition of markets in August 2003, February 2004, November 2004 and December 2005.

U.S. Cellular anticipates that growth in its customer base will be lower in the future, primarily as a result of increased competition and higher penetration in its markets. However, as U.S. Cellular expands its operations in its recently acquired and launched markets in future years, it anticipates adding customers and revenues in those markets.

Monthly local retail minutes of use per customer averaged 625 in 2005, 539 in 2004 and 422 in 2003. The increases in both years were driven by U.S. Cellular’s focus on designing sales incentive programs and customer billing rate plans to stimulate overall usage. The impact on retail service revenue of the increases in average monthly minutes of use was offset by decreases in average revenue per minute of use in both years. The decreases in average revenue per minute of use reflect the impact of increasing competition, which has led to the inclusion of an increasing number of minutes in package pricing plans and the inclusion of features such as unlimited night and weekend minutes and unlimited inbound call minutes in certain pricing plans.

Additionally, the percentage of U.S. Cellular’s customer base represented by prepaid and reseller customers, who generate lower average revenue per customer than postpay customers, increased from 11% at December 31, 2003 to 13% at December 31, 2004 and to 15% at December 31, 2005. U.S. Cellular anticipates that its average revenue per minute of use will continue to decline in the future, reflecting increased competition and penetration of the consumer market.

Revenues from data-related products and services, which totaled $128.3 million in 2005 and $67.0 million in 2004, positively impacted average monthly retail service revenues per customer in those years. U.S. Cellular’s easyedgesm products were enhanced and made available in all of its markets during 2004 and 2005. In addition, the increases in retail service revenues in both years reflect increases of $37.0 million in 2005 and $16.4 million in 2004 in amounts billed to customers to offset costs related to certain regulatory mandates, such as universal service funding, wireless number portability and E-911 infrastructure, which are being passed through to customers. In particular, the amounts U.S. Cellular charges to its customers to offset universal service funding costs increased significantly due to changes in FCC regulations beginning April 1, 2003.

Inbound roaming revenues decreased $26.6 million, or 15%, to $145.0 million in 2005 from $171.6 million in 2004, and decreased $49.9 million, or 23%, in 2004 from $221.5 million in 2003. The decreases in revenues related to inbound roaming on U.S. Cellular’s systems in both years primarily resulted from a decrease in revenue per roaming minute of use, partially offset by an increase in roaming minutes used. Also contributing to the decreases in both years were the sales and transfers of markets to ALLTEL in November 2004 and AT&T Wireless in February 2004 and August 2003. These markets had historically provided substantial amounts of inbound roaming revenues.

The increases in inbound roaming minutes of use in 2005 and 2004 were driven primarily by the overall growth in the number of customers throughout the wireless industry. The declines in revenue per minute of use in both years were primarily due to the general downward trend in negotiated rates.

U.S. Cellular anticipates that the rate of growth in inbound roaming minutes of use will be lower over the next few years, reflecting continuing growth but also higher penetration of consumer wireless markets, and that the rate of decline in average inbound roaming revenue per minute of use will be lower over the next few years, reflecting the wireless industry trend toward longer-term negotiated rates.

Long-distance and other revenues increased $26.3 million, or 15%, to $200.4 million in 2005 from $174.1 million in 2004, and increased $3.8 million, or 2%, in 2004 from $170.3 million in 2003. The increases in both years primarily reflected $18.2 million and $12.7 million increases, respectively, in competitive eligible telecommunications carrier funds received for the states in which U.S. Cellular is eligible to receive such funds. In 2005, U.S. Cellular was eligible to receive such funds in five states compared to three states during all of 2004 and throughout most of 2003.

Partially offsetting such increases in some long-distance and other revenues in 2004 were decreases in the remaining long-distance and other revenues. The decreases were driven by price reductions primarily related to long-distance charges on roaming minutes of use as well as U.S. Cellular’s increased use of pricing plans which include long-distance calling at no additional charge. These effects were partially offset by an increase in the volume of long-distance calls billed by U.S. Cellular to other wireless carriers whose customers used U.S. Cellular’s systems to make long-distance calls.

Equipment sales revenues increased $13.0 million, or 7%, to $204.3 million in 2005 from $191.3 million in 2004, and increased $32.5 million, or 20%, in 2004 from $158.8 million in 2003. Equipment sales revenues include revenues from sales of handsets and related accessories to both new and current customers, as well as revenues from sales of handsets to agents.

During 2005, U.S. Cellular continued to offer a competitive line of quality handsets to both new and existing customers. U.S. Cellular’s customer retention efforts include offering new handsets at discounted prices to existing customers as the expiration date of the customer’s service contract approaches.

U.S. Cellular also continued to sell handsets to agents; this practice enables U.S. Cellular to provide better control over the quality of handsets sold to its customers, establish roaming preferences and earn quantity discounts from handset manufacturers which are passed along to agents.  U.S. Cellular anticipates that it will continue to sell handsets to agents in the future and that it will continue to provide rebates to agents who provide handsets to new and existing customers.  Equipment sales revenues from sales of handsets to agents are recognized upon delivery of the handsets to the agents, net of anticipated rebates. In most cases, rebates are paid at the time agents activate new customers or renew existing customers.

The increase in equipment sales revenues in 2005 compared to 2004 was driven primarily by an increase of 10% in the number of handsets sold. The effect of this increase in volume was partially offset by a decrease in the average revenue per handset sold, which declined 3%.

The increase in equipment sales in 2004 compared to 2003 was driven primarily by an increase of 30% in  the number of handsets sold. The effect of this increase in volume was partially offset by a decrease in the average revenue per handset sold, which declined 6%.

Operating Expenses

Year Ended December 31,	2005	2004	2003
	(Dollars in thousands)
System operations (excluding depreciation shown below)	$602,360	$562,690	$578,289
Cost of equipment sold	511,939	486,605	355,139
Selling, general and administrative	1,212,874	1,088,181	1,007,599
Depreciation	465,352	450,292	374,935
Amortization and accretion	43,720	47,910	57,564
Loss on impairment of intangible assets	—	—	49,595
(Gain) loss on sales of assets	(44,660)	(10,806)	45,908
Total Operating Expenses	$2,791,585	$2,624,872	$2,469,029

Operating expenses increased $166.7 million, or 6%, to $2,791.6 million in 2005 from $2,624.9 million in 2004, and increased $155.9 million, or 6%, in 2004 from $2,469.0 million in 2003.

System operations expenses (excluding depreciation) increased $39.7 million, or 7%, to $602.4 million in 2005 from $562.7 million in 2004, and decreased $15.6 million, or 3%, in 2004 from $578.3 million in 2003. System operations expenses include charges from landline telecommunications service providers for U.S. Cellular’s customers’ use of their facilities, costs related to local interconnection to the landline network, charges for maintenance of U.S. Cellular’s network, long-distance charges, outbound roaming expenses and payments to third-party data product and platform developers.

The components of system operations expenses were as follows:

•        maintenance, utility and cell site expenses increased $33.3 million, or 18%, in 2005 and $14.0 million, or 8% in 2004, primarily driven by increases in the number of cell sites within U.S. Cellular’s network. The number of cell sites totaled 5,428, 4,856 and 4,184 in 2005, 2004 and 2003, respectively, as U.S. Cellular continued to grow by expanding and enhancing coverage in its existing markets and also by launching operations in new markets;

•        the cost of network usage for U.S. Cellular’s systems increased $31.2 million, or 16%, in 2005 and $22.3 million, or 13%, in 2004, as total minutes used on U.S. Cellular’s systems increased 35% in 2005 and 40% in 2004, partially offset by the ongoing reduction in the per-minute cost of usage for U.S. Cellular’s network; such network usage costs represent the costs U.S. Cellular incurs to deliver minutes of use on its network to interconnecting wireline networks; and

•        expenses incurred when U.S. Cellular’s customers used other systems while roaming decreased $24.9 million, or 13%, in 2005 and decreased $51.9 million, or 22%, in 2004. Factors contributing to the decline in both years included:  (1) reductions in cost per minute, primarily resulting from the ongoing decline in negotiated roaming rates; (2) the availability of U.S. Cellular’s network in markets launched in 2005 and 2004, which largely eliminated the need for its customers to incur more expensive roaming charges in those markets; and (3) the divestitures of markets to AT&T Wireless and ALLTEL in 2004 and 2003, which eliminated the roaming costs previously incurred by those markets’ customers. Also in 2004, U.S. Cellular received $8.1 million of refunds of sales taxes on outbound roaming transactions which had been charged to system operations expenses in prior years.

In general, system operations expenses decreased in 2005 and 2004 due to the divestitures of markets to AT&T Wireless and ALLTEL in 2004 and 2003.

In total, management expects system operations expenses to increase over the next few years, driven by the following factors:

•        increases in the number of cell sites within U.S. Cellular’s network as it continues to add capacity and enhance quality in most markets, and continues development activities in recently launched markets; and

•        increases in minutes of use, both on U.S. Cellular’s network and by U.S. Cellular’s customers on other carriers’ networks when roaming.

These factors are expected to be partially offset by anticipated decreases in the per-minute cost of usage both on U.S. Cellular’s network and on other carriers’ networks.

Cost of equipment sold increased $25.3 million, or 5%, to $511.9 million in 2005 from $486.6 million in 2004, and increased $131.5 million, or 37%, in 2004 from $355.1 million in 2003.

The increases in both years were primarily due to increases in the number of handsets sold, as discussed above.  In 2005, the effect of higher volume in 2005 was partially offset by a decrease of 5% in the average cost per handset sold.  In 2004, the overall increase also reflected an increase of 6% in the average cost per handset sold.

Selling, general and administrative expenses increased $124.7 million, or 11%, to $1,212.9 million in 2005 from $1,088.2 million in 2004, and increased $80.6 million, or 8%, in 2004 from $1,007.6 million in 2003. Selling, general and administrative expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent commissions and related expenses; corporate marketing, merchandise management and telesales department salaries and expenses; advertising; and public relations expenses. Selling, general and administrative expenses also include the costs of operating U.S. Cellular’s customer care centers, the non-network costs of serving customers and the majority of U.S. Cellular’s corporate expenses.

In both 2005 and 2004, a major factor in the increases in selling, general and administrative expenses was higher employee-related expenses associated with acquiring, serving and retaining customers, primarily as a result of the increases in U.S. Cellular’s customer base in both years.

This and other factors contributing to the increases in selling, general and administrative expenses in 2005 and 2004 were as follows:

2005—

•       a $28.3 million increase in agent-related and sales employee-related expenses, primarily driven by the increase in full-time sales employee equivalents in 2005. These employees were added mostly in the markets launched in 2005 and 2004;

•       a $27.6 million increase in advertising costs, primarily related to the continued marketing of the U.S. Cellular® brand, with additional emphasis in the markets launched in 2005 and 2004, and also related to increases in specific sponsorships and direct and segment marketing programs;

•       a $21.5 million increase in consulting and outsourcing costs as U.S. Cellular increased its use of third parties to perform certain functions and participate in certain projects; and

•       a $17.1 million increase in expenses related to federal universal service fund contributions, driven by increases in both total retail service revenues, upon which the contributions are based, and the specified contribution rates. Most of the expenses related to universal service fund contributions are offset by increases in retail service revenues for amounts passed through to customers.

2004—

•       a $40.1 million increase in agent-related and sales employee-related expenses, primarily driven by the 15% increase in gross customer activations and the increase in customer retention transactions;

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

The increases were partially offset by the following:

•       $24.9 million decreases in billing-related expenses in 2004. The decrease was primarily due to the migration in the third quarter of 2003 of the Chicago market’s operations to the same billing system used by U.S. Cellular’s other markets; and

•       $9.7 million and $10.0 million net decreases in bad debts expense in 2005 and 2004, respectively. In 2005, the decrease was primarily attributable to the improvement in U.S. Cellular’s collections of outstanding accounts receivable. In 2004, the decrease was primarily attributable to a change in U.S. Cellular’s accounting for contract termination fees charged when customers disconnect service prior to the end of their contracts. During the fourth quarter of 2003, U.S. Cellular revised its business practices related to the billing of contract termination fees.  This change resulted in an increase in amounts billed to customers that ultimately were deemed uncollectible.  At the time of the change in business practice, U.S. Cellular’s practice was to record revenues related to such fees at the time of billing and record bad debts expense in subsequent periods when the related accounts receivable were determined to be uncollectible.  In connection with the restatement discussed in Note 1 of Notes to Consolidated Financial Statements, U.S. Cellular corrected its accounting to record revenues related to such fees only upon collection in recognition of the fact that collectibility of the revenues was not reasonably assured at the time of billing; the correction was made effective October 1, 2003 to coincide with the timing of the change in business practices.  As a result of the change in accounting, bad debts expense in 2004 was lower than it would have been under the accounting practice used prior to October 1, 2003. The effect of the change in accounting was partially offset by higher bad debts expense resulting from increased write-offs of accounts receivable associated with higher revenues in 2004.

Sales and marketing cost per gross customer activation totaled $460 in 2005, $403 in 2004 and $380 in 2003. The increases in both years were primarily due to increased handset subsidies, advertising expenses and sales employee-related expenses.

Sales and marketing cost per gross customer activation is not calculable using financial information derived directly from the Consolidated Statements of Operations. The definition of sales and marketing cost per gross customer activation that U.S. Cellular uses as a measure of the cost to acquire additional customers through its marketing distribution channels may not be comparable to similarly titled measures that are reported by other companies.

Below is a summary of sales and marketing cost per gross customer activation for each period:

Year ended December 31,	2005	2004	2003
	(Dollars in thousands, except per customer amounts)
Components of cost:
Selling, general and administrative expenses related to the acquisition of new customers (1)	$551,236	$496,436	$429,149
Cost of equipment sold to new customers (2)	385,715	346,052	248,528
Less equipment sales revenues from new customers (3)	(228,668)	(214,696)	(162,240)
Total cost	$708,283	$627,792	$515,437
Gross customer activations (000s) (4)	1,540	1,557	1,357
Sales and marketing cost per gross customer activation	$460	$403	$380

(1)             Selling, general and administrative expenses related to the acquisition of new customers are reconciled to reported selling, general and administrative expenses as follows:

Year ended December 31,	2005	2004	2003
	(Dollars in thousands)
Selling, general and administrative expenses, as reported	$1,212,874	$1,088,181	$1,007,599
Less expenses related to serving and retaining customers	(661,638)	(591,745)	(578,450)
Selling, general and administrative expenses related to the acquisition of new customers	$551,236	$496,436	$429,149

(2)             Cost of equipment sold to new customers is reconciled to reported cost of equipment sold as follows:

Year ended December 31,	2005	2004	2003
	(Dollars in thousands)
Cost of equipment sold as reported	$511,939	$486,605	$355,139
Less cost of equipment sold related to the retention of existing customers	(126,224)	(140,553)	(106,611)
Cost of equipment sold to new customers	$385,715	$346,052	$248,528

(3)             Equipment sales revenues from new customers is reconciled to reported equipment sales revenues as follows:

Year ended December 31,	2005	2004	2003
	(Dollars in thousands)
Equipment sales revenues, as reported	$204,316	$191,255	$158,832
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(30,118)	(27,267)	(27,328)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	54,470	50,708	30,736
Equipment sales revenues from new customers	$228,668	$214,696	$162,240

(4)             Gross customer activations represent customers added to U.S. Cellular’s customer base, during the respective periods presented, through its marketing distribution channels.

Monthly general and administrative expenses per customer, including the net costs related to the renewal or upgrade of service contracts of existing U.S. Cellular customers (“net customer retention costs”), decreased 3% to $13.00 in 2005 from $13.46 in both 2004 and 2003. The decrease in 2005 reflected reductions in handset subsidies related to retention transactions and bad debts expense, as well as an increase of 11% in the average customer base. In 2004, an increase in handset subsidies related to retention transactions was offset by the effects of a reduction in bad debts expense and an increase of 10% in the average customer base.

Management uses the “monthly general and administrative expenses per customer” measurement to assess the cost of serving and retaining its customers on a per-unit basis.

This measurement is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31,	2005	2004	2003
	(Dollars in thousands, except per customer amounts)
Components of cost (1):
Selling, general and administrative expenses, as reported	$1,212,874	$1,088,181	$1,007,599
Less selling, general and administrative expenses related to the acquisition of new customers	(551,236)	(496,436)	(429,149)
Add cost of equipment sold related to the retention of existing customers	126,224	140,553	106,611
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(30,118)	(27,267)	(27,328)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	54,470	50,708	30,736
Net cost of serving and retaining customers	$812,214	$755,739	$688,469
Divided by average customers during period (000s) (2)	5,207	4,679	4,263
Divided by twelve months in each period	12	12	12
Average monthly general and administrative expenses per customer	$13.00	$13.46	$13.46

(1)             These components were previously identified in the table which calculates sales and marketing cost per customer activation and related footnotes.

(2)             Average customers for each respective period as previously listed in footnote 5 to the table of summarized operating data.

Depreciation, amortization and accretion expense increased $10.9 million, or 2%, to $509.1 million in 2005 from $498.2 million in 2004, and increased $65.7 million, or 15%, from $432.5 million in 2003.

Depreciation expense increased $15.1 million, or 3%, to $465.4 million in 2005 from $450.3 million in 2004, and increased $75.4 million, or 20%, from $374.9 million in 2003. The increases in both years reflect rising average fixed asset balances, which increased 13% in 2005 and 19% in 2004. Increased fixed asset balances in both 2005 and 2004 resulted from the following factors:

•        the addition of 431, 840 and 507 new cell sites to U.S. Cellular’s network in 2005, 2004 and 2003, respectively, built to improve coverage and capacity in U.S. Cellular’s markets, both in existing service areas as well as in areas where U.S. Cellular has launched commercial service in 2004 and 2005; and

•        the addition of radio channels and switching capacity to U.S. Cellular’s network to accommodate increased usage.

See “Financial Resources” and “Liquidity and Capital Resources” for further discussions of U.S. Cellular’s capital expenditures.

In 2005, additional depreciation expense was recorded related to the following:

•       $11.4 million of writedowns of fixed assets related to the disposal of assets or trade-in of older assets for replacement assets; and

•       $2.7 million of writedowns of certain Time Division Multiple Access (“TDMA”) digital radio equipment related to its disposal or consignment for future sale. This writedown was necessary to reduce the book value of the assets to be sold to their estimated proceeds from disposition.

In 2004, additional depreciation expense was recorded related to the following:

•       certain TDMA digital radio equipment consigned to a third party for future sale was taken out of service and written down by $17.2 million prior to its consignment, increasing depreciation expense by that amount. This write-down was necessary to reduce the book value of the assets to be sold to their estimated proceeds from disposition;

•       a reduction of useful lives of certain TDMA radio equipment, switch software and antenna equipment, which increased depreciation expense $14.9 million;

•       in preparation for the implementation of a fixed asset management and tracking software system, including a bar code asset identification system, U.S. Cellular conducted a physical inventory review of its cell site fixed assets. As a result of the review, U.S. Cellular charged $11.9 million to depreciation expense for the write-off of certain assets; and

•       an $11.3 million addition to depreciation expense related to the write-down of the book value of certain assets to their estimated proceeds prior to their disposition.

Also, U.S. Cellular recorded $8.6 million less depreciation expense in 2004 than in 2003 as depreciation on the properties sold to AT&T Wireless and ALLTEL was only recorded through November 2003 and August 2004, respectively, in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

In 2003, U.S. Cellular took certain cell sites, in which its antennae were co-located on third parties’ towers, out of service, writing off the remaining net book value of the related assets. This write-off increased depreciation expense $7.0 million in 2003. These cell sites were acquired from another wireless carrier in a 2001 transaction.

Amortization and accretion expense decreased $4.2 million, or 9%, to $43.7 million in 2005 from $47.9 million in 2004, and decreased $9.7 million, or 17%, from $57.6 million in 2003.

The decrease in 2005 primarily represents a $4.1 million decrease in amortization of customer list intangible assets acquired in various transactions since 2002. The decrease in 2004 was primarily caused by an $8.6 million decrease in amortization related to the customer list intangible assets and other amortizable assets acquired in the Chicago market transaction during 2002. Customer list intangible assets are amortized using the declining balance method, which results in declining amortization expense each year.

In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” as of January 1, 2003, U.S. Cellular began accreting liabilities for future remediation obligations associated with leased properties. Such accretion expense totaled $5.9 million in 2005, $5.0 million in 2004 and $4.4 million in 2003.

Loss on impairment of intangible assets totaled $49.6 million in 2003. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” U.S. Cellular performed the annual impairment test for its investment in licenses for 2003. The carrying value of the licenses in each reporting unit was compared to the estimated fair value of the licenses in each reporting unit. The license values in two reporting units were determined to be impaired and a loss of $49.6 million was recorded. Neither the 2005 or 2004 annual testing resulted in an impairment.

See “Application of Critical Accounting Policies and Estimates—Investment in Licenses and Goodwill” for further discussion of U.S. Cellular’s intangible asset impairment testing.

(Gain) loss on sales of assets totaled a gain of $44.7 million in 2005, a gain of $10.8 million in 2004 and a loss of $45.9 million in 2003.

In 2005, the gain represented the difference between the fair value of the properties U.S. Cellular received in the ALLTEL exchange transaction completed on December 19, 2005 and the $58.1 million of cash paid plus the recorded value of the assets it transferred to ALLTEL.

In 2004, the gain related to two divestitures completed in 2004. The sale of two consolidated markets to ALLTEL in November 2004 resulted in a $10.1 million gain on sales of assets. The remaining amount of $0.7 million was recorded in 2004 as a reduction of a $22.0 million estimated loss recorded in the fourth quarter 2003 on the sale of U.S. Cellular markets in southern Texas to AT&T Wireless on February 18, 2004. The result was an aggregate loss of $21.3 million, representing the difference between the carrying value of the markets sold and the cash received in the transaction.

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

For further discussion of these transactions, see “Liquidity and Capital Resources—Acquisitions, Exchanges and Divestitures.”

Operating Income

Operating income increased $61.0 million, or 33%, to $244.3 million in 2005, from $183.3 million in 2004, and increased $74.6 million, or 69%, from $108.7 million in 2003. The operating income margins (as a percent of service revenues) were 8.6% in 2005, 7.0% in 2004 and 4.5% in 2003.

The increases in operating income and operating income margin were due to the factors which are described in detail in Operating Revenues and Operating Expenses above.

U.S. Cellular expects many of the above factors, except for those related to new market launches and acquisition and divestiture activities, to continue to have an effect on operating income and operating income margin for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of U.S. Cellular’s operating results, may cause operating income and operating income margin to fluctuate over the next several quarters.

U.S. Cellular anticipates that it will continue to invest in and incur expenses related to markets it has acquired and in which it has initiated service over the past few years. U.S. Cellular also incurred additional expenses related to the launch of data-related wireless services in all of its markets in 2005, 2004 and 2003, and expects to incur expenses related to its continued launch and marketing of data-related wireless services in the next few years.

The following are U.S. Cellular’s estimates of full-year 2006 service revenues; depreciation, amortization and accretion expenses; operating income; and net retail customer activations. Except for disclosed changes, such estimates are based on U.S. Cellular’s currently owned and operated markets because the effect of any possible future acquisition or disposition activity cannot be predicted with accuracy or certainty. The following estimates were updated by U.S. Cellular on July 28, 2006 and continue to represent U.S. Cellular’s views as of the date of filing this Form 10-K based on current facts and circumstances. Such forward-looking statements should not be assumed to be accurate as of any future date. U.S. Cellular undertakes no duty to update such information whether as a result of new information, future events or otherwise.

	2006 Estimated Results	2005 Actual Results
Service revenues	Approx. $3.2 billion	$2.83 billion
Depreciation, amortizationand accretion expenses	$585 million	$509.1 million
Operating income (1)	$250-300 million	$244.3 million
Net retail customer activations	370,000 - 400,000	411,000

(1)             Includes gain of $44.7 million resulting from sale of assets in 2005 Actual Results.

Effects of Competition on Operating Income

U.S. Cellular competes directly with several wireless communications services providers in each of its markets. In general, there are between four and six competitors in each wireless market in which U.S. Cellular provides service. U.S. Cellular generally competes against each of the four near-nationwide wireless companies: Verizon Wireless, Sprint/Nextel (and affiliates), Cingular and T-Mobile USA Inc. However, not all of these competitors operate in all markets where U.S. Cellular does business. U.S. Cellular believes that these competitors have substantially greater financial, technical, marketing, sales, purchasing and distribution resources than it does.

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

In addition, U.S. Cellular competes against both larger and smaller regional wireless companies in certain areas, including ALLTEL and Rural Cellular Corporation, and against resellers of wireless services. Since each of these competitors operates on systems using spectrum licensed by the FCC and has comparable technology and facilities, competition for customers among these systems in each market is principally on the basis of quality of service, price, size of area covered, services offered and responsiveness of customer service.

Since U.S. Cellular’s competitors do not disclose their subscriber counts in specific regional service areas, market share for the competitors in each regional market cannot be accurately determined.

Investment and Other Income (Expense) primarily includes investment income, interest and dividend income, gain (loss) on investments and interest expense. Investment and other income (expense) totaled $(10.0) million in 2005, $11.5 million in 2004 and ($13.9) million in 2003.

Investment income totaled $68.4 million in 2005, $63.8 million in 2004 and $51.1 million in 2003. Investment income primarily represents U.S. Cellular’s share of net income from the markets managed by others that are accounted for by the equity method.

U.S. Cellular follows the equity method of accounting for minority interests in which its ownership interest equals or exceeds 20% for corporations and is greater than 3% to 5% for partnerships and limited liability companies.

U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership meets certain “significance” tests pursuant to Rule 3-09 of SEC Regulation S-X, contributing $52.2 million, $41.8 million and $29.9 million to investment income in 2005, 2004 and 2003, respectively.

Interest and dividend income totaled $11.4 million in 2005, $10.8 million in 2004 and $4.8 million in 2003. Dividend income increased $2.3 million in 2005 and 2004 due to increases in dividend income received in both years related to U.S. Cellular’s investment in Vodafone Group Plc (“Vodafone”). Interest income decreased $1.7 million in 2005 and increased $3.6 million in 2004. In 2004, a tax refund claim generated $3.8 million of interest income.

Interest expense totaled $84.9 million in 2005, $86.2 million in 2004 and $64.6 million in 2003. Interest expense is summarized by related debt instrument in the following table:

Year Ended December 31,	2005	2004	2003
	(Dollars in millions)
6.7% senior notes	$37.1	$33.7	$2.0
7.25% senior notes	—	11.6	18.5
7.5% senior notes	25.0	13.5	—
8.75% senior notes	11.4	11.4	11.4
8.1% Intercompany note (1)	—	0.9	8.6
6% Liquid Yield Option Notes	—	5.9	9.4
Revolving credit facilities	3.1	3.2	9.8
Forward contracts (2)	6.2	3.2	2.9
Other	2.1	2.8	2.0
Total Interest Expense	$84.9	$86.2	$64.6

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

The decrease in interest expense in 2005 was primarily due to the effects of the repayment of the 6% Liquid Yield Option Notes and 7.25% senior notes in July 2004 and August 2004, respectively. These effects were partially offset by the effects of having the 6.7% senior notes and 7.5% senior notes outstanding for all of 2005, and the increase in interest expense related to the forward contracts due to an increase in the average interest rate in 2005.

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

For further information regarding U.S. Cellular’s 8.75% senior notes, 6.7% senior notes and 7.5% senior notes, see “Liquidity and Capital Resources—Long-Term Debt.” For information regarding U.S. Cellular’s revolving credit facilities, see “Liquidity and Capital Resources—Revolving Credit Facilities.” For information on the forward contracts, see “Market Risk.” For information regarding the 8.1% intercompany note, see “Certain Relationships and Related Transactions.”

Gain (loss) on investments totaled a loss of $4.8 million in 2005, a gain of $25.8 million in 2004 and a loss of $5.2 million in 2003. The loss in 2005 reflects a $5.4 million impairment loss recorded related to U.S. Cellular’s minority investment in a wireless market that it accounts for using the equity method and a $0.6 million gain related to a working capital adjustment recorded on the investments sold to ALLTEL in November 2004.

In 2004, U.S. Cellular recorded a $27.9 million gain on the sale of investment interests to ALLTEL. This gain was partially offset by a $1.8 million loss to reflect an impairment in the carrying value of the investment in the Daytona license sold to MetroPCS and a $0.3 million loss associated with buying out the partner in the Daytona investment.

In 2003, a $3.5 million impairment loss was recorded related to U.S. Cellular’s investment in the Daytona license. Also in 2003, a $1.7 million impairment loss was recorded related to U.S. Cellular’s minority investment in a wireless market that it accounts for using the cost method.

Income Taxes

Income tax expense totaled $88.4 million in 2005, $74.7 million in 2004 and $35.9 million in 2003. The corresponding effective tax rates were 37.7% in 2005, 38.3% in 2004 and 37.8% in 2003.

Net Income for each of the three years ended December 31, 2005, includes gains and losses (reported in the captions Gain (loss) on investments, Loss on impairment of intangible assets, and (Gain) loss on sales of assets in the Consolidated Statement of Operations). The tax expense or benefit recognized with respect to such gains and losses was as follows:

2005

•       Tax expense of $17.4 million was recorded on the gain from the exchange of assets with ALLTEL.

•       Tax benefit of $2.1 million was recorded on the loss on impairment of an unconsolidated investment.

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

The effective income tax rate excluding the items listed above was 37.4% in 2005, 33.3% in 2004 and 38.9% in 2003. The 2004 effective tax rate includes the effects of settlements of several tax issues in 2004. During 2004, the Internal Revenue Service (“IRS”) substantially completed its audit of U.S. Cellular’s federal income tax returns (through its parent company, TDS) for the tax years 1997—2001 and claims for research tax credits for the years 1995—2001. Primarily based on the preliminary results of the audit, U.S. Cellular reduced its accrual for audit contingency by $8.4 million in 2004.

TDS and U.S. Cellular are parties to a Tax Allocation Agreement, pursuant to which U.S. Cellular and its subsidiaries are included in a consolidated federal income tax return and in state income or franchise tax returns in certain situations with other members of the TDS consolidated group.

For financial reporting purposes, U.S. Cellular and its subsidiaries compute their income, income taxes and credits as if they comprised a separate affiliated group and were not included in the TDS group.

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

Net Income

Net income totaled $134.7 million in 2005, $109.5 million in 2004 and $33.5 million in 2003. Basic earnings per share was $1.55 in 2005, $1.27 in 2004 and $0.39 in 2003. Diluted earnings per share was $1.54 in 2005, $1.26 in 2004 and $0.39 in 2003. In 2005, increases in net income and earnings per share were attributable primarily to higher Operating Income, which was offset in part by lower Investment and Other Income. In 2004, increases in net income and earnings per share were attributable to both higher Operating Income and Gains on Investments.

Inflation

Management believes that inflation affects U.S. Cellular’s business to no greater extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS 123R (revised 2004), “Share-Based Payment,” was issued in December 2004. In April 2005, the Securities and Exchange Commission (“SEC”) postponed the effective date of SFAS 123R until the issuer’s first fiscal year beginning after June 15, 2005. As a result, U.S. Cellular will be required to adopt SFAS 123R in the first quarter of 2006. The statement requires that compensation cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123R also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow. This requirement may reduce net cash flows from operating activities and increase net cash flows from financing activities in periods after adoption. In addition, in March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies.

Upon adoption of the standard on January 1, 2006, U.S. Cellular will follow the modified prospective transition method and expects to value its share-based payment transactions using a Black-Scholes valuation model. Under the modified prospective transition method, U.S. Cellular will recognize compensation cost in its consolidated financial statements for all awards granted after January 1, 2006 and for all existing awards for which the requisite service has not been rendered as of the date of adoption. Prior period operating results will not be restated.

SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces APB Opinion No. 20 “Accounting Changes” (“APB 20”) and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28” was issued in May 2005. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. Specifically, this statement requires “retrospective application” of the direct effect of a voluntary change in accounting principle to prior periods’ financial statements, if it is practicable to do so. SFAS 154 also strictly redefines the term “restatement” to mean the correction of an error by revising previously issued financial statements. SFAS 154 replaces APB No. 20, which requires that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Unless adopted early, SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Accordingly, U.S. Cellular will be required to apply the provisions of SFAS 154 to accounting changes and error corrections occurring after January 1, 2006.

Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. U.S. Cellular is currently reviewing the requirements of FIN 48 and has not yet determined the impact, if any, on its financial position or results of operations.

FINANCIAL RESOURCES

U.S. Cellular operates a capital- and marketing-intensive business. In recent years, U.S. Cellular has generated cash from its operations, received cash proceeds from divestitures, used its short-term credit facilities and used long-term debt financing to fund its network construction costs and operating expenses. U.S. Cellular anticipates further increases in wireless customers, revenues, operating expenses, cash flows from operating activities and fixed asset additions in the future. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, market start-ups and other factors. The following table provides a summary of U.S. Cellular’s cash flow activities in 2005, 2004 and 2003:

Year Ended December 31,	2005	2004	2003
	(Dollars in thousands)
Cash flows from (used in):
Operating activities	$642,170	$566,098	$671,329
Investing activities	(778,805)	(520,189)	(599,073)
Financing activities	124,576	(14,876)	(77,283)
Net increase (decrease) in cash and cash equivalents	$(12,059)	$31,033	$(5,027)

Cash flows from operating activities provided $642.2 million in 2005, $566.1 million in 2004 and $671.3 million in 2003.

Excluding changes in assets and liabilities, cash flows from operating activities totaled $709.1 million in 2005, $626.1 million in 2004 and $675.4 million in 2003. Cash distributions from wireless entities in which U.S. Cellular has a minority interest provided $52.5 million in 2005, $46.5 million in 2004 and $44.8 million in 2003. Also, included in the adjustments to reconcile net income to net cash provided by operating activities in 2004 is a deduction for the payment of $68.1 million of accreted interest on the repayment of the Liquid Yield Option Notes.

Changes in assets and liabilities from operations required $66.9 million in 2005, $60.0 million in 2004 and $4.1 million in 2003, primarily reflecting increases in overall working capital required to support higher levels of business activity, as well as timing differences in the payment of accounts payable and accrued taxes and the receipt of accounts receivable. Income taxes and interest paid totaled $141.2 million in 2005, $54.7 million in 2004 and $22.3 million in 2003.

Cash flows from investing activities primarily represents uses of funds to acquire, construct and upgrade modern high-quality communications networks and facilities as a basis for creating long-term value for shareowners. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue-enhancing and cost-reducing upgrades of U.S. Cellular’s networks. Cash flows used for investing activities also represent cash required for the acquisition of wireless properties or spectrum. Proceeds from merger and divestiture transactions have provided funds in recent years which have partially offset the cash requirements for investing activities; however, such sources cannot be relied upon to provide continuing or regular sources of financing.

The primary purpose of U.S. Cellular’s construction and expansion expenditures is to provide for customer growth, to upgrade service, launch new markets, and to take advantage of service-enhancing and cost-reducing technological developments in order to maintain competitive services.

Cash used for property, plant and equipment (“PP&E”) and system development expenditures totaled $586.6 million in 2005, $656.2 million in 2004 and $630.9 million in 2003. These expenditures were financed primarily with internally generated cash and borrowings from U.S. Cellular’s revolving credit facilities. These expenditures were made to fund the construction of 431, 840 and 507 new cell sites in 2005, 2004 and 2003, respectively, as well as increases in capacity in existing cell sites and switches, the remodeling of new and existing retail stores and costs related to the development of U.S. Cellular’s office systems. In 2004 and 2003, PP&E expenditures included approximately $13 million and $58 million, respectively, for the migration to a single digital equipment platform. Other PP&E in all three years included significant amounts related to the replacement of retired assets.

Acquisitions, divestitures and exchanges required $188.0 million in 2005 and provided $135.1 million in 2004 and $28.8 million in 2003. In 2005, U.S. Cellular’s consolidated subsidiary, Carroll Wireless, paid $120.9 million to the FCC to complete the payment for the licenses in which it was the winning bidder in the FCC’s Auction 58. Carroll Wireless deposited $9.0 million with the FCC related to wireless spectrum Auction 58 in 2004, prior to the commencement of the auction in early 2005.

U.S. Cellular paid $58.1 million related to the exchange of properties with ALLTEL completed in December 2005, and capitalized costs associated with the exchange of $2.6 million. Also, U.S. Cellular purchased a controlling interest in one wireless property and certain minority interests in wireless markets in which it already owned a controlling interest for $6.9 million in cash.

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

See “Acquisitions, Exchanges and Divestitures” in the Liquidity and Capital Resources section.

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

Borrowings under revolving credit facilities totaled $510.0 million in 2005, primarily to fund capital expenditures and the cash payment included in the exchange of properties with ALLTEL completed in December 2005; $420.0 million in 2004, primarily to repay long-term debt and fund capital expenditures; and $279.3 million in 2003, primarily to fund capital expenditures. U.S. Cellular repaid $405.0 million in 2005, $390.0 million in 2004 and $739.3 million in 2003 under its revolving credit facilities. The net change in borrowings under revolving credit facilities totaled net borrowings of $105.0 million in 2005, net borrowings of $30.0 million in 2004 and net repayments of $460.0 million in 2003.

In 2004, U.S. Cellular issued $330 million of 7.5% senior notes due in 2034 and $100 million of 6.7% senior notes due in 2033. The net proceeds of these offerings totaled approximately $412.5 million. Of this amount, U.S. Cellular used $163.3 million to redeem its Liquid Yield Option Notes at accreted value. The balance of the net proceeds, together with borrowings under the revolving credit agreement, was used to redeem all $250 million of 7.25% senior notes. The Liquid Yield Option Notes redemption includes the repayment of principal amount of the original debt of $95.2 million, presented as an item reducing cash flow from financing activities, and the payment of $68.1 million of accreted interest, presented as an item reducing cash flow from operating activities. In 2004, U.S. Cellular repaid the $105 million Intercompany note to TDS borrowed to finance a portion of the Chicago market acquisition in 2002. The repayment was financed using U.S. Cellular’s revolving credit facility.

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

The Board of Directors of U.S. Cellular from time to time has authorized the repurchase of U.S. Cellular Common Shares not owned by TDS. U.S. Cellular’s primary repurchase program expired in December 2003. However, U.S. Cellular has an ongoing authorization to repurchase a limited amount of U.S. Cellular Common Shares on a quarterly basis, primarily for use in employee benefit plans. In 2004, U.S. Cellular repurchased 91,700 U.S. Cellular Common Shares under this authorization for an aggregate purchase price of $3.9 million, representing an average per-share price of $42.62 including commissions. No Common Shares were repurchased in 2005 or 2003.

LIQUIDITY AND CAPITAL RESOURCES

U.S. Cellular believes that cash flows from operating activities, existing cash balances and funds available from lines of credit arrangements provide substantial financial flexibility for U.S. Cellular to meet both its short- and long-term needs. U.S. Cellular may have access to public and private capital markets to help meet its long-term financing needs.

However, the availability of external financial resources is dependent on economic events, business developments, technological changes, financial conditions or other factors, some of which may not be in U.S. Cellular’s control. If at any time financing is not available on terms acceptable to U.S. Cellular, it might be required to reduce its business development and capital expenditure plans, which could have a materially adverse effect on its business and financial condition. U.S. Cellular cannot provide assurances that circumstances that could materially adversely affect U.S. Cellular’s liquidity or capital resources will not occur. Economic downturns, changes in financial markets or other factors could affect U.S. Cellular’s liquidity and the availability of capital. Uncertainty of access to capital for telecommunications companies,  deterioration in the capital markets, other changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development and acquisition programs.

Revolving Credit Facilities

At December 31, 2005, U.S. Cellular’s $700 million revolving credit facility had $135.0 million of borrowings and $0.3 million of letters of credit outstanding against it leaving $564.7 million available for use. The terms of the revolving credit facility provide for borrowings with interest at the London InterBank Offered Rate (“LIBOR”) rate plus a contractual spread based on U.S. Cellular’s credit rating. At December 31, 2005, the contractual spread was 60 basis points. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months (the one-month LIBOR rate was 4.39% at December 31, 2005). If U.S. Cellular provides less than two days’ notice of intent to borrow, interest on borrowings is the prime rate less 50 basis points (the prime rate was 7.25% at December 31, 2005). U.S. Cellular currently pays facility and administration fees at an aggregate annual rate of 0.21% of the total facility. These fees totaled $1.0 million in 2005, $1.5 million in 2004 and $0.7 million in 2003. The credit facility expires in December 2009.

The financial covenants associated with U.S. Cellular’s revolving credit facility require that U.S. Cellular and subsidiaries maintain certain debt-to-capital and interest coverage ratios. The covenants prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries.

U.S. Cellular’s interest cost on its revolving credit facility would increase if its current credit ratings from either Standard & Poor’s or Moody’s were lowered. However, the credit facility would not cease to be available or accelerate solely as a result of a decline in U.S. Cellular’s credit rating. A downgrade in U.S. Cellular’s credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future.

On July 11, 2005, Moody’s Investors Service downgraded U.S. Cellular from a Baa1 rating with a negative outlook to Baa2 with a stable outlook. As a result of the downgrade, the contractual spread applied to LIBOR in determining the interest rate applicable to the borrowings under U.S. Cellular’s revolving credit facility increased to 45 basis points from 30 basis points. In addition, the facility fee charged on the revolving credit agreements increased to 15 basis points from 10 basis points.

On November 10, 2005, Moody’s Investors Service downgraded U.S. Cellular from a Baa2 rating with a stable outlook to Baa3 and placed the ratings under review for possible further downgrade. The contractual spread applied to LIBOR in determining the interest rate applicable to the borrowings under the U.S. Cellular revolving credit facility increased to 60 basis points from 45 basis points. In addition, the facility fee increased to 20 basis points from 15 basis points. Standard & Poor’s did not take any ratings action, holding its rating at A- with a negative outlook, and Fitch put U.S. Cellular on Rating Watch Negative and left the ratings unchanged at BBB+.

On January 25, 2006, Standard & Poor’s placed its ratings of U.S. Cellular on Credit Watch with negative implications.

The maturity date of U.S. Cellular’s credit facility would accelerate in the event of a change in control.

The continued availability of the revolving credit facilities requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and represent certain matters at the time of each borrowing. On April 19, 2004, December 22, 2004 and November 10, 2005 U.S. Cellular announced that it would restate certain financial statements. The restatements resulted in defaults under the revolving credit agreements. U.S. Cellular was not in violation of any covenants that require it to maintain certain financial ratios. U.S. Cellular did not fail to make any scheduled payments under such credit agreement. U.S. Cellular received waivers from the lenders associated with the credit agreement, under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements. The waivers require the Form 10-K for the year ended December 31, 2005 to be filed by August 31, 2006, the Form 10-Q for the quarter ended March 31, 2006 to be filed within 30 days after the filing of the Form 10-K for the year ended December 31, 2005 and the Form 10-Q for the quarter ended June 30, 2006 to be filed within 45 days after the filing of the Form 10-Q for the quarter ended March 31, 2006.

Intercompany Note

U.S. Cellular and its audit committee concluded on November 9, 2005 to restate the Consolidated Financial Statements for each of the three years ended December 31, 2004 and for the first and second quarters of 2005. The restatements were filed on April 26, 2006. The restatement resulted in defaults under the revolving credit agreement and U.S. Cellular was unable to make borrowings thereunder until it obtained waivers from the lenders.

On November 9, 2005, TDS, as Lender, entered into an Intercompany Revolving Credit Agreement (“Intercompany Credit Agreement”) with U.S. Cellular, as Borrower. This Intercompany Credit Agreement was entered into to provide U.S. Cellular with a senior revolving credit facility for general corporate purposes, including capital expenditures and working capital. Amounts could be borrowed, repaid and reborrowed from time to time under the Intercompany Credit Agreement until such facility matured. The facility had a borrowing capacity of $105 million and the maturity date was December 23, 2005. As discussed above, U.S. Cellular’s $700 million revolving credit facility was in default as of November 10, 2005 due to U.S. Cellular’s announcement that it would restate certain financial statements, and U.S. Cellular was unable to make borrowings thereunder until it obtained waivers from the lenders. Accordingly, TDS and U.S. Cellular entered into the Intercompany Credit Agreement to permit U.S. Cellular to borrow funds from TDS temporarily until it received such waivers. Because such waivers were received, the Intercompany Credit Agreement was terminated according to its terms and all borrowings and accrued interest were repaid in full on December 23, 2005.

U.S. Cellular believes that the Intercompany Credit Agreement included representations, warranties, events of default and other terms and conditions that are usual and customary for senior facilities of this type. The Intercompany Credit Agreement included limitations on U.S. Cellular and its subsidiaries with respect to liens, indebtedness, sales of assets, consolidations and mergers that are similar to those contained in U.S. Cellular’s $700 million revolving credit facility with unrelated lenders. The Intercompany Credit Agreement did not have any financial covenants.

U.S. Cellular’s Board of Directors unanimously approved the terms and conditions of the Intercompany Credit Agreement and determined that such terms and conditions were fair to U.S. Cellular and all of its shareholders.

The pricing terms of the Intercompany Credit Agreement were the same as those under the Revolving Credit Facility. Borrowings bore interest at LIBOR plus a contractual spread based on U.S. Cellular’s credit rating. As of November 9, 2005, U.S. Cellular’s borrowing rate for a seven-day loan was 4.52% based on the seven day LIBOR rate of 4.07% and a contractual spread of 45 basis points.

On November 10, 2005, Moody’s Investor Service downgraded TDS and U.S. Cellular from a Baa2 rating with a stable outlook to a Baa3 with a negative outlook. As a result of this action, the contractual spread applied to LIBOR in determining the interest rate applicable to the borrowings under the Intercompany Credit Agreement increased to 60 basis points from 45 basis points. In addition, the facility fee increased to 20 basis points from 15 basis points.

Long-Term Financing

The late filing of U.S. Cellular’s Form 10-Q for the quarterly period ended September 30, 2005, Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarterly period ended March 31, 2006 and the failure to deliver such Forms 10-K and 10-Q to the trustee of the U.S. Cellular debt indenture on a timely basis, resulted in non-compliance under such debt indenture. However, this non-compliance did not result in an event of default or a default. U.S. Cellular believes that non-

compliance was cured upon the filing of its Form 10-Q for the quarterly period ended September 30, 2005 and Form 10-K for the year ended December 31, 2005, but that non-compliance continues to exist with respect to its Form 10-Q for the quarterly period ended March 31, 2006. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.

In June 2004, U.S. Cellular issued $330 million in aggregate principal amount of unsecured 7.5% senior notes due June 15, 2034. Interest on the notes is payable quarterly. The net proceeds from this offering, after deducting underwriting discounts, were approximately $319.6 million.

In June 2004, U.S. Cellular issued $100 million in aggregate principal amount of unsecured 6.7% senior notes due December 15, 2033 priced to yield 7.21% to maturity. Interest on the notes is paid semi-annually. The net proceeds from this offering, after deducting underwriting discounts, were approximately $92.9 million. This was a further issuance of U.S. Cellular’s 6.7% senior notes that were issued in December 2003, in the aggregate principal amount of $444 million.

The total net proceeds from the 7.5% and 6.7% note offerings, after deducting underwriting discounts, were approximately $412.5 million. Of this amount, $163.3 million was used to redeem U.S. Cellular’s Liquid Yield Option Notes in July 2004, at accreted value. The balance of the net proceeds, together with borrowings under the revolving credit agreement, was used to redeem all $250 million of U.S. Cellular’s 7.25% senior notes in August 2004. No gain or loss was recognized as a result of such redemptions. However, U.S. Cellular wrote off $3.6 million of deferred debt expenses to Other income (expense), net in the Consolidated Statements of Operations in 2004 related to the redemption of long-term debt.

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

Except as described above in the first paragraph of this Long-Term Financing Section, U.S. Cellular believes it was in compliance as of December 31, 2005 with all covenants and other requirements set forth in long-term debt indentures. Such indentures do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular’s credit rating. However, a downgrade in U.S. Cellular’s credit rating could adversely affect its ability to obtain long-term debt financing in the future.

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

A subsidiary of U.S. Cellular has entered into a number of forward contracts with counterparties related to the marketable equity securities that it holds. The forward contracts mature in May 2007 and, at U.S. Cellular’s option, may be settled in shares of the respective security or cash. U.S. Cellular has provided guarantees to the counterparties which provide assurance that all principal and interest amounts will be paid upon settlement of the contracts by its subsidiary. If shares are delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized through maturity. Deferred taxes have been provided for the difference between the financial reporting basis and the income tax basis of the marketable equity securities, and are included in Net deferred income tax liability on the Consolidated Balance Sheets. As of December 31, 2005, such deferred tax liabilities totaled $62.1 million.

U.S. Cellular is required to comply with certain covenants under the forward contracts. On April 19, 2004, December 22, 2004 and November 10, 2005 U.S. Cellular announced that it would restate certain financial statements. The restatements resulted in defaults under certain of the forward contracts. U.S. Cellular was not in violation of any covenants that require it to maintain certain financial ratios. U.S. Cellular did not fail to make any scheduled payments under such forward contracts. U.S. Cellular received waivers from the counterparty to such forward contracts, under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatements. The waivers require the Form 10-K for the year ended December 31, 2005 to be filed by August 31, 2006, the Form 10-Q for the quarter ended March 31, 2006 to be filed within 30 days after the filing of the Form 10-K for the year ended December 31, 2005 and the Form 10-Q for the quarter ended June 30, 2006 to be filed within 45 days after the filing of the Form 10-Q for the quarter ended March 31, 2006.

Capital Expenditures

Anticipated capital expenditures for 2006 primarily reflect U.S. Cellular’s plans for construction, system expansion and the buildout of certain of its personal communication service licensed areas. U.S. Cellular plans to finance its construction program using internally generated cash and short-term and long-term financing. U.S. Cellular’s estimated capital spending for 2006 is $580 million to $610 million. These expenditures primarily address the following needs:

•       Expand and enhance U.S. Cellular’s coverage in its service areas.

•       Provide additional capacity to accommodate increased network usage by current customers.

•       Enhance U.S. Cellular’s retail store network and office systems.

Acquisitions, Exchanges and Divestitures

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of maximizing its return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those markets and wireless interests that are not strategic to its long-term success.

U.S. Cellular is a limited partner in Barat Wireless, L.P. (“Barat Wireless”), an entity which may participate in the auction of wireless spectrum designated by the FCC as Auction 66, which is scheduled to begin in August 2006. Barat Wireless intends to qualify as a “designated entity” and be eligible for discounts with respect to spectrum purchased in Auction 66.

Barat Wireless is in the process of developing its long-term business and financing plans. As of July 14, 2006, U.S. Cellular has made capital contributions and advances to Barat Wireless and/or its general partner of $79.9 million to provide initial funding of Barat Wireless’ participation in Auction 66. U.S. Cellular will consolidate Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless, for financial reporting purposes, pursuant to the guidelines of FASB Interpretation No. 46R (“FIN 46R”), as U.S. Cellular anticipates absorbing a majority of Barat Wireless’ expected gains or losses. Pending finalization of Barat Wireless’ permanent financing plan, and upon request by Barat Wireless, U.S. Cellular may agree to make additional capital contributions and advances to Barat Wireless and/or its general partner.

2005 Activity

U.S. Cellular owns approximately 14% of Midwest Wireless Communications, LLC, which holds FCC licenses and operates certain wireless markets in southern Minnesota. U.S. Cellular® accounts for this interest using the equity method. This interest is convertible into an interest of approximately 11% in Midwest Wireless Holdings, LLC, a privately-held wireless telecommunications company that controls Midwest Wireless Communications. Midwest Wireless Holdings, through other subsidiaries, also holds FCC licenses and operates certain wireless markets in northern and eastern Iowa and western Wisconsin.

On November 18, 2005, ALLTEL announced that it had entered into a definitive agreement to acquire Midwest Wireless Holdings for $1.075 billion in cash, subject to certain conditions, including approval by the FCC, other governmental authorities and the members of Midwest Wireless Holdings. U.S. Cellular received a letter dated December 15, 2005, from Midwest Wireless Holdings purporting to constitute notice pursuant to certain “tag-along rights” and “drag-along rights” under certain agreements relating to U.S. Cellular’s interest in Midwest Wireless Communications.

By letter dated December 30, 2005, Midwest Wireless Holdings was advised on behalf of U.S. Cellular that U.S. Cellular was entitled to exercise certain rights of first refusal with respect to Midwest Wireless Holdings’ interest in Midwest Wireless Communications and demanded that Midwest Wireless Holdings take all steps to afford U.S. Cellular its rights of first refusal. On January 12, 2006, U.S. Cellular filed a lawsuit against Midwest Wireless Holdings and Midwest Wireless Communications seeking, among other things, to enforce such rights. On January 25, 2006, Midwest Wireless Holdings and Midwest Wireless Communications filed an answer denying U.S. Cellular’s claims, alleging counterclaims of breach of contract and tortious interference with contractual relations and asking for declaratory relief and unspecified damages and costs. A trial on the merits of U.S. Cellular’s claim to be entitled to first refusal rights was held from May 10-12, 2006. On June 7, 2006, the court denied U.S. Cellular’s right of first refusal. As a result of the court's ruling the counterclaims have been rendered moot.

On January 31, 2006, U.S. Cellular also filed a petition to deny the FCC license transfer of control applications filed by ALLTEL and Midwest Wireless Holdings seeking FCC consent to their transaction. That petition is pending.

Although U.S. Cellular will not be afforded its rights of first refusal as a result of the foregoing court decision, U.S. Cellular will be entitled to receive approximately $102.7 million in cash in consideration with respect to its interest in Midwest Wireless Communications upon the closing of the acquisition of Midwest Wireless Holdings by ALLTEL. This closing is subject to FCC approval, antitrust review under the Hart Scott Rodino Act and other conditions.

In addition, U.S. Cellular owns 49% of an entity, accounted for under the equity method, which owns approximately 2.9% of Midwest Wireless Holdings. If the transaction with ALLTEL occurs, this entity will receive cash in consideration for its interest in Midwest Wireless Holdings. Following that, this entity will be dissolved and U.S. Cellular will be entitled to receive approximately $11.4 million in cash.

The net aggregate carrying value of U.S. Cellular’s investments in Midwest Wireless Communications and Midwest Wireless Holdings was approximately $21.2 million at December 31, 2005.

On December 19, 2005, U.S. Cellular completed an exchange of certain wireless markets in Kansas, Nebraska and Idaho with a subsidiary of ALLTEL. Under the agreement, U.S. Cellular acquired fifteen Rural Service Area (“RSA”) markets in Kansas and Nebraska in exchange for two RSA markets in Idaho and $58.1 million in cash, including a preliminary working capital adjustment. U.S. Cellular also capitalized $2.6 million of acquisition-related costs. In connection with the exchange, U.S. Cellular recorded a pre-tax gain of $44.7 million in 2005, which is included in (Gain) loss on sales of assets in the Consolidated Statements of Operations. The gain represented the excess of the fair value of assets acquired and liabilities assumed over the sum of cash and net carrying value of assets and liabilities delivered in the exchange.

U.S. Cellular is a limited partner in Carroll Wireless, an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 58. Carroll Wireless was qualified to bid on spectrum which was available only to companies that fall under the FCC definition of “designated entities,” which are small businesses that have a limited amount of assets. Carroll Wireless was a successful bidder for 17 licensed areas in Auction 58 which ended on February 15, 2005. The aggregate amount paid to the FCC for the 17 licenses was $129.9 million, net of all bidding credits to which Carroll Wireless was entitled as a designated entity. These 17 licensed areas cover portions of 12 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

On January 6, 2006, the FCC granted Carroll Wireless’ applications with respect to 16 of the 17 licenses for which it had been the successful bidder and dismissed one application, relating to Walla Walla, Washington. Following the completion of Auction 58, the FCC determined that a portion of the Walla Walla license was already licensed to another party and should not have been included in Auction 58. Accordingly, in 2006, Carroll Wireless received a full refund of the $228,000 previously paid to the FCC with respect to the Walla Walla license.

Carroll Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2005, U.S. Cellular had made capital contribution or advances to Carroll Wireless and/or its general partner of $129.9 million to fund the amount paid to the FCC; this amount is included in Licenses in the Consolidated Balance Sheet. U.S. Cellular consolidates Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless, for financial reporting purposes, pursuant to the guidelines of FIN 46R, as U.S. Cellular anticipates absorbing a majority of Carroll Wireless’ expected gains or losses. Pending finalization of Carroll Wireless’ permanent financing plan, and upon request by Carroll Wireless, U.S. Cellular may make additional capital contributions and advances to Carroll Wireless and/or its general partner. In November 2005, U.S. Cellular approved additional funding of up to $1.4 million, of which $0.1 million was provided to Carroll Wireless through December 31, 2005.

In the first quarter of 2005, U.S. Cellular adjusted the previously reported gain related to its sale to ALLTEL of certain wireless properties on November 30, 2004. The adjustment of the gain, which resulted from a working capital adjustment that was finalized in the first quarter of 2005, increased the total gain on the sale by $0.6 million to $38.6 million.

In addition, in 2005 U.S. Cellular purchased one new wireless market and certain minority interests in other wireless markets in which it already owned a controlling interest for $6.9 million in cash. As a result of these acquisitions, U.S. Cellular’s Licenses, Goodwill and Customer lists were increased by $3.9 million, $0.3 million and $1.2 million, respectively.

In aggregate, the 2005 acquisitions, divestitures and exchanges increased Licenses by $133.5 million, Goodwill by $28.2 million and Customer lists by $32.7 million.

2004 Activity

On December 20, 2004, U.S. Cellular completed the sale of its Daytona Beach, Florida 20 megahertz C block personal communications service license to MetroPCS California/Florida, Inc. (“MetroPCS”) for $8.5 million. U.S. Cellular recorded impairment losses related to the Daytona license of $1.8 million in 2004 and $3.5 million in 2003 included in Gain (loss) on investments in the Consolidated Statement of Operations. Also included in Gain (loss) on investments in 2004 was a loss of $0.3 million associated with buying out the former partner of the Daytona investment.

On November 30, 2004, U.S. Cellular completed the sale to ALLTEL of certain wireless properties. U.S. Cellular sold two consolidated markets and five minority interests to ALLTEL for $80.2 million in cash, including repayment of debt and working capital that was subject to adjustment. U.S. Cellular recorded a gain of $38.0 million related to the ALLTEL transaction, representing the excess of the cash received over the net book value of the assets and liabilities sold. The portion of the gain related to the two consolidated markets of $10.1 million was recorded in (Gain) loss on sales of assets in the Consolidated Statements of Operations. The remaining portion of the gains of $27.9 million was recorded in Gain (loss) on investments on the Consolidated Statements of Operations. U.S. Cellular has included the results of operations of the markets sold to ALLTEL in the Consolidated Statements of Operations through November 30, 2004.

On February 18, 2004, U.S. Cellular completed the sale of certain of its wireless properties in southern Texas to AT&T Wireless for $96.5 million in cash, including a working capital adjustment. The U.S. Cellular properties sold to AT&T Wireless included wireless assets and customers in six markets. An aggregate loss of $21.3 million (including a $22.0 million estimate of the loss on sales of assets in the fourth quarter of 2003 and a $0.7 million reduction of the loss in 2004) was recorded in (Gain) loss on sales of assets in the Consolidated Statements of Operations, representing the difference between the carrying value of the markets sold to AT&T Wireless and the cash received in the transaction. On December 31, 2003, U.S. Cellular reflected the assets and liabilities to be transferred to AT&T Wireless as assets and liabilities of operations held for sale in accordance with SFAS No. 144. U.S. Cellular has included the results of operations of the markets sold to AT&T Wireless in the Consolidated Statement of Operations through February 17, 2004.

In addition, in 2004 U.S. Cellular purchased certain minority interests in several wireless markets in which it already owned a controlling interest for $40.8 million in cash and $2.0 million to be paid in 2005. These acquisitions increased Licenses by $5.6 million, Goodwill by $4.2 million and Customer lists by $12.9 million.

In aggregate, the 2004 acquisitions, divestitures and exchanges decreased Licenses by $2.8 million, Goodwill by $4.0 million and increased Customer lists by $12.9 million

2003 Activity

During 2003, U.S. Cellular completed an exchange with AT&T Wireless along with the acquisition of two minority interests.

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

The 15 licenses that have been transferred to U.S. Cellular as of December 31, 2003, with a recorded value of $136.6 million, along with the 21 licenses that have not yet been assigned to U.S. Cellular, with a recorded value of $42.0 million, are included in Licenses on the Consolidated Balance Sheets. U.S. Cellular has included the results of operations in the Florida and Georgia markets in the Consolidated Statements of Operations until the date of transfer, August 1, 2003.

Prior to the close of the AT&T Wireless exchange, U.S. Cellular allocated $70.0 million of goodwill related to the properties transferred to AT&T Wireless to Assets of Operations Held for Sale in accordance with SFAS 142. A loss of $23.9 million was recorded as a (Gain) loss on sales of assets (included in Operating Expenses), representing the difference between the book value of the markets transferred to AT&T Wireless and the fair value of the assets received or to be received in this transaction.

In addition, in 2003, U.S. Cellular acquired the minority interest in two entities which held wireless licenses for $2.3 million. In aggregate, the 2003 acquisitions, divestitures and exchanges increased Licenses by $101.7 million and reduced Goodwill by $62.4 million.

Repurchase of Securities

U.S. Cellular does not have a share repurchase program as of December 31, 2005. However, U.S. Cellular has an ongoing authorization to repurchase a limited amount of U.S. Cellular Common Shares on a quarterly basis, primarily for use in employee benefit plans. In 2004, U.S. Cellular repurchased 91,700 U.S. Cellular Common Shares under this authorization for an aggregate purchase price of $3.9 million, representing an average per-share price of $42.62 including commissions. No U.S. Cellular Common Shares were repurchased in 2005 or 2003.

Contractual or Other Obligations

As of December 31, 2005, the resources required for contractual obligations were as follows:

		Payments due by Period
		Less			More
		than 1	2–3	4–5	than 5
	Total	Year	Years	Years	Years
	(Dollars in millions)
Long-term debt
obligations (1)	$1,001.4	$—	$—	$10.0	$991.4
Long-term debt interest	2,034.6	73.5	147.0	145.8	1,668.3
Forward contract Obligations	159.9	—	159.9	—	—
Forward contract interest (2)	12.1	8.1	4.0	—	—
Operating leases (3)	552.9	93.7	144.4	87.2	227.6
Purchase obligations (4)(5)	298.3	127.3	73.7	38.4	58.9
	$4,059.2	$302.6	$529.0	$281.4	$2,946.2

(1)             Scheduled debt repayments include long-term debt and the current portion of long-term debt. See Note 13—Long-Term Debt in Notes to Consolidated Financial Statements.

(2)             Interest amounts shown are for variable rate forward contracts based on the December 31, 2005 LIBOR rate plus 50 basis points. The three-month LIBOR rate was 4.54% at December 31, 2005.

(3)             Represents the amount due under operating leases for the periods specified. U.S. Cellular has no material capitalized leases.

(4)             Includes obligations due under equipment vendor contracts, representing a portion of U.S. Cellular’s estimated 2006 capital expenditures of $580 million to $610 million. See “Capital Expenditures” for further discussion. Also includes amounts payable under other agreements to purchase goods or services, including open purchase orders.

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

U.S. Cellular has certain variable interests in investments in unconsolidated entities where U.S. Cellular holds a minority interest. The investments in unconsolidated entities total $170.3 million as of December 31, 2005 and are accounted for using either the equity or cost method. U.S. Cellular’s maximum loss exposure for these variable interests is limited to the aggregate carrying amount of the investments.

Indemnity Agreements.   U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. These agreements include certain asset sales and financings with other parties. The term of the indemnification varies by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific; however, these agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

U.S. Cellular prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. Cellular’s significant accounting policies are discussed in detail in Note 1—Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

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

Licenses and Goodwill

As of December 31, 2005, U.S. Cellular reported $1,362.3 million of licenses and $471.6 million of goodwill, as a result of acquisitions of interests in wireless licenses and businesses. Licenses include those won by Carroll Wireless in the FCC auction completed in February 2005 and license rights related to licenses that will be received when the 2003 AT&T Wireless exchange transaction is fully completed.

See Note 4—Licenses and Goodwill for a schedule of license and goodwill activity in 2005 and 2004.

Licenses and goodwill must be reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. U.S. Cellular performs the annual impairment review on licenses and goodwill during the second quarter of its fiscal year. There can be no assurance that, upon review at a later date, material impairment charges will not be required.

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

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of 2005 goodwill impairment testing, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS No. 142, “Goodwill and Other Intangible Assets.” The five reporting units represent five geographic groupings of FCC licenses, constituting five geographic service areas. U.S. Cellular combines its FCC licenses into five units of accounting for purposes of testing the licenses for impairment pursuant to Emerging Issues Task Force (“EITF”) Issue 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets” (“EITF 02-7”), and SFAS No. 142, using the same geographic groupings as its reporting units. Prior to the divestitures of markets in late 2004 there were six reporting units for purposes of testing goodwill and FCC licenses for impairment.

U.S. Cellular prepared valuations of each of the reporting units for purposes of goodwill impairment testing. A discounted cash flow approach was used to value each of the reporting units, using value drivers and risks specific to each individual geographic region. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the selection of a discount rate, estimated future cash flow levels, projected capital expenditures, and selection of terminal value multiples.

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

The annual impairment tests for investments in licenses and goodwill were performed in the second quarter of 2005, 2004 and 2003. There was no impairment loss as a result of the 2005 impairment testing. In 2004 and 2003, U.S. Cellular recorded $1.8 million and $3.5 million, respectively, of license impairment losses related to the investment in a non-operating market in Florida, which was sold in December 2004 for $8.5 million, its approximate book value. These losses were recorded on Loss on investments in the Consolidated Statements of Operations. No other impairment losses were identified during the annual impairment testing in the second quarter of 2004. In 2003, in addition to the loss described above, U.S. Cellular recorded an impairment loss on its licenses totaling $49.6 million related to the impairment of two reporting units (this loss was recorded in Loss impairment of intangible assets in the Consolidated Statements of Operations) and reduced the carrying value of one of its cost method investments by $1.7 million based on a cash flow analysis of the investment (this loss was recorded in Loss on investments in the Consolidated Statement of Operations).

Asset Retirement Obligations

U.S. Cellular accounts for its asset retirement obligations in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS 143”) and FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligations, any difference between the cost to retire an asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statements of Operations as a gain or loss.

The calculation of the asset retirement obligation for U.S. Cellular is a critical accounting estimate because changing the factors used in calculating the obligation could result in larger or smaller estimated obligations that could have a significant impact on its results of operations and financial condition. Such factors may include probabilities or likelihood of remediation, cost estimates, lease renewals and salvage values. Actual results may differ materially from estimates under different assumptions or conditions.

U.S. Cellular is subject to asset retirement obligations associated primarily with its cell sites, retail sites and office locations. Asset retirement obligations generally include obligations to remediate leased land on which U.S. Cellular’s cell sites and switching offices are located. U.S. Cellular is also generally required to return leased retail store premises and office space to their pre-existing conditions. The asset retirement obligation is included in Deferred Liabilities and Credits in the Consolidated Balance Sheets.

During the second quarter of 2005, U.S. Cellular reviewed the assumptions related to its asset retirement obligations and made certain changes to those assumptions as a result. Such changes did not have a material impact on U.S. Cellular’s financial condition or results of operations.

The changes in asset retirement obligation during 2005 and 2004 were as follows:

	2005	2004
	(Dollars in thousands)
Beginning balance	$72,575	$64,540
Additional liabilities accrued	7,920	5,426
Acquisition of assets	5,461	—
Disposition of assets	(2,032)	(2,065)
Accretion expense	6,300	4,674
Ending balance	$90,224	$72,575

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

U.S. Cellular did not materially change the useful lives of its property, plant and equipment in the year ended December 31, 2005.

In 2005 and 2004, certain U.S. Cellular TDMA digital radio equipment consigned to a third party for future sale was taken out of service and was written down by $2.7 million and $17.2 million, respectively, prior to its consignment, increasing depreciation expense by that amount. This write-down was necessary to reduce the book value of the assets sold or to be sold to the proceeds received or expected to be received from their disposition.

In 2004, in preparation for the implementation of a fixed asset management and tracking system, including a bar code asset identification feature, U.S. Cellular conducted a physical inventory of its cell site fixed assets. As a result of the physical inventory and related reconciliation, U.S. Cellular charged $1.0 million and $11.9 million to depreciation expense in 2005 and 2004, respectively, for the write-off of certain assets.

During 2004, U.S. Cellular adjusted the useful lives of TDMA radio equipment, switch software and antenna equipment. TDMA radio equipment lives were adjusted so that the assets will be fully depreciated by the end of 2008, which is the latest date the wireless industry will be required by law to support analog service. U.S. Cellular currently uses TDMA radio equipment to support analog service, and expects to have its digital radio network fully migrated to Code Division Multiple Access (“CDMA”) 1XRTT or some future generation of CDMA technology by that time. The useful lives for certain switch software were reduced to one year from three years and antenna equipment lives were reduced to seven years from eight years in order to better align the useful lives with the actual length of time the assets are expected to be in use. These changes increased depreciation expense by $14.9 million in 2004. The changes in useful lives reduced net income by $9.0 million, or $0.10 per share in 2004.

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

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to the TDS Tax Allocation Agreement. The TDS Tax Allocation Agreement provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial reporting purposes, U.S. Cellular and its subsidiaries calculate their income, income tax and credits as if they comprised a separate affiliated group. Under the TDS Tax Agreement, U.S. Cellular remits its applicable income tax payments to TDS.

The accounting for income taxes, the amounts of income tax assets and liabilities and the related income tax provision are critical accounting estimates because such amounts are significant to U.S. Cellular’s financial condition, changes in financial condition and results of operations.

The preparation of the consolidated financial statements requires U.S. Cellular to calculate its provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes, such as depreciation expense, as well as estimating the impact of potential adjustments to filed tax returns. These temporary differences result in deferred tax assets and liabilities, which are included in U.S. Cellular’s Consolidated Balance Sheet. U.S. Cellular must then assess the likelihood that deferred tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management’s judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets.

U.S. Cellular’s current net deferred tax assets totaled $8.2 million at December 31, 2005 and $73.2 million at December 31, 2004. The 2005 net current deferred tax asset primarily represents the deferred tax effects of the allowance for doubtful accounts on customer receivables. In 2004, the net current deferred tax asset primarily represented the deferred tax effects of federal net operating loss (“NOL”) carryforwards that were utilized in 2005, and the allowance for doubtful accounts on customer receivables.

U.S. Cellular’s noncurrent deferred tax assets and liabilities at December 31, 2005 and 2004 and the temporary differences that gave rise to them are as follows:

December 31,	2005	2004
	(Dollars in thousands)
Deferred Tax Asset
Net operating loss carryforward	$30,381	$23,896
Derivative instruments	9,475	26,026
Other	1,893	382
	41,749	50,304
Less valuation allowance	(16,858)	(12,347)
Total Deferred Tax Asset	24,891	37,957
Deferred Tax Liability
Property, plant and equipment	288,439	322,799
Licenses	274,404	240,401
Marketable equity securities	62,112	85,592
Partnership investments	60,603	59,415
Total Deferred Tax Liability	685,558	708,207
Net Deferred Income Tax Liability	$660,667	$670,250

The deferred income tax liability relating to marketable equity securities totaled $62.1 million, and $85.6 million, as of December 31, 2005 and 2004, respectively. These amounts represent deferred income taxes calculated on the difference between the fair value and the tax basis of the marketable equity securities. Income taxes will be payable when U.S. Cellular disposes of the marketable equity securities.

At December 31, 2005, U.S. Cellular and certain subsidiaries had $558 million of state NOL carryforwards (generating a $25.8 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the losses. The state NOL carryforwards expire between 2006 and 2025. Certain subsidiaries which are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $4.6 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2006 and 2025. A valuation allowance was established for certain state NOL carryforwards, and the federal NOL carryforwards, since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

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

In June of 2006, the Internal Revenue Service commenced its audit of the 2002—2004 consolidated federal tax returns of TDS and subsidiaries. U.S. Cellular is included in the TDS consolidated federal tax return. The audit is in its preliminary stages.

In the event of an increase in the value of tax assets or a decrease in tax liabilities, U.S. Cellular would decrease the income tax expense or increase the income tax benefit by an equivalent amount. In the event of a decrease in the value of tax assets or an increase in tax liabilities, U.S. Cellular would increase the income tax expense or decrease the income tax benefit by an equivalent amount.

Contingencies, Indemnities and Commitments

Contingent obligations, including indemnities, litigation and other possible commitments are accounted for in accordance with SFAS No. 5, “Accounting for Contingencies,” which requires that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, those contingencies that are deemed to be probable and where the amount of such settlement is reasonably estimable are accrued in the financial statements. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been or will be incurred, even if the amount is not estimable. The assessment of contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of the accruals and related financial statement disclosure. The ultimate settlement of contingencies may differ materially from amounts accrued in the financial statements.

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

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular’s selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular’s initial public offering when TDS owned more than 90% of U.S. Cellular’s outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arm’s-length negotiations. The principal arrangements that affect U.S. Cellular’s operations are described in Item 13 of U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2005. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in U.S. Cellular’s consolidated financial statements.

On November 9, 2005, TDS, as Lender, entered into an Intercompany Revolving Credit Agreement with U.S. Cellular, as Borrower. This Intercompany Credit Agreement was entered into to provide U.S. Cellular with a senior revolving credit facility for general corporate purposes, including capital expenditures and working capital. Amounts could be borrowed, repaid and reborrowed from time to time under the Intercompany Credit Agreement until such facility matured. The facility was $105 million and the maturity date was December 23, 2005. As discussed above, U.S. Cellular’s $700 million revolving credit facility was in default as of November 10, 2005 due to U.S. Cellular’s announcement that it would restate certain financial statements, and U.S. Cellular was unable to make borrowings under such revolving credit facility until it obtained waivers from the lenders. Accordingly, TDS and U.S. Cellular entered into the Intercompany Credit Agreement to permit U.S. Cellular to borrow funds from TDS temporarily until it received such waivers. Because such waivers were received, this Intercompany Credit Agreement was terminated according to its terms and all borrowings and accrued interest were repaid in full on December 23, 2005.

U.S. Cellular believes that the Intercompany Credit Agreement included representations, warranties, events of default and other terms and conditions that are usual and customary for senior facilities of this type. The Intercompany Credit Agreement included limitations on U.S. Cellular and its subsidiaries with respect to liens, indebtedness, sales of assets, consolidations and mergers that are similar to those contained in U.S. Cellular’s $700 million revolving credit facility with unrelated lenders. The Intercompany Credit Agreement did not have any financial covenants.

TDS made a $2.9 million capital contribution to U.S. Cellular in 2004 to allocate certain income tax credits taken on the 2004 TDS consolidated income tax return.

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries:  Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel and an Assistant Secretary of U.S. Cellular and the General Counsel and/or Assistant Secretary of certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT

This Management’s Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders contain statements that are not based on historical fact, including the words “believes,” “anticipates,” “intends,” “expects” and similar words. These statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

•       Intense competition in the markets in which U.S. Cellular operates could adversely affect U.S. Cellular’s revenues or increase its costs to compete.

•       Consolidation in the telecommunications industry could adversely affect U.S. Cellular’s revenues and increase its costs of doing business.

•       Advances or changes in telecommunications technology, such as Voice over Internet Protocol or WiMAX, could render certain technologies used by U.S. Cellular obsolete, could reduce U.S. Cellular’s revenues or could increase its costs of doing business.

•       Changes in the regulatory environment or a failure by U.S. Cellular to timely or fully comply with any regulatory requirements could adversely affect U.S. Cellular’s financial condition, results of operations or ability to do business.

•       Changes in U.S. Cellular’s enterprise value, changes in the supply or demand of the market for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of U.S. Cellular’s license costs, goodwill and/or physical assets.

•       Early redemptions of debt or repurchases of debt, issuances of debt, changes in prepaid forward contracts, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in U.S. Cellular’s Management’s Discussion and Analysis of Financial Condition and Results of Operations to be different from the amounts actually incurred.

•       Changes in accounting standards or U.S. Cellular’s accounting policies, estimates and/or in the assumptions underlying the accounting estimates, including those described under U.S. Cellular’s Application of Critical Accounting Policies and Estimates, could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•       Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on U.S. Cellular’s financial condition, results of operations or ability to do business.

•       Costs, integration problems or other factors associated with acquisitions/divestitures of properties and/or licenses and/or expansion of U.S. Cellular’s business could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•       Changes in various business factors could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•       A significant portion of U.S. Cellular’s revenues is derived from customers who buy services through independent agents and dealers who market U.S. Cellular’s services on a commission basis. If U.S. Cellular’s relationships with these agents and dealers are seriously harmed, its wireless revenues could be adversely affected.

•       U.S. Cellular’s investments in technologies which are unproven or for which success has not yet been demonstrated may not produce the benefits that U.S. Cellular expects.

•       An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to U.S. Cellular, and/or changes in roaming rates and the lack of standards and roaming agreements for wireless data products, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•       Changes in access to content for data or video services and access to new handsets being developed by vendors, or an inability to manage its supply chain or inventory successfully, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•       A failure by U.S. Cellular’s service offerings to meet customer expectations could limit U.S. Cellular’s ability to attract and retain customers and have an adverse effect on U.S Cellular’s operations.

•       A failure by U.S. Cellular to complete significant network build-out and system implementation as part of its plans to build out new markets and improve the quality and capacity of its network could have an adverse effect on its operations.

•       A failure by U.S. Cellular’s business to acquire adequate radio spectrum could have an adverse effect on U.S. Cellular’s business and operations.

•       Financial difficulties of U.S. Cellular’s key suppliers or vendors, or termination or impairment of U.S. Cellular’s relationship with such suppliers or vendors, could result in a delay or termination of U.S. Cellular’s receipt of equipment or services, which could adversely affect U.S. Cellular’s business and results of operations.

•       An increase of U.S. Cellular’s debt in the future could subject U.S. Cellular to various restrictions and higher interest costs and decrease its cash flows and earnings.

•       An inability to attract and/or retain management, technical, sales and other personnel could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•       U.S. Cellular has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on U.S. Cellular’s results of operations or financial condition.

•       Changes in guidance or interpretations of accounting requirements, changes in industry practice, identification of errors or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

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

•       Changes in income tax rates, laws, regulations or rulings, or federal or state tax assessments could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•       War, conflicts, hostilities and/or terrorist attacks or equipment failure, power outages, natural disasters or breaches of network or information technology security could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•       Changes in general economic and business conditions, both nationally and in the markets in which U.S. Cellular operates, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•       Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities or otherwise, could require U.S. Cellular to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•       Material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•       The pending SEC investigation regarding the restatement of U.S. Cellular’s financial statements could result in substantial expenses, and could result in monetary or other penalties.

•       The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•       U.S. Cellular’s assets are concentrated in the U.S. telecommunications industry. As a result, its results of operations may fluctuate based on factors related entirely to conditions in this industry.

•       As U.S. Cellular continues to implement its strategies, there are internal and external factors that could impact its ability to successfully meet its objectives.

•       Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and or any other financial or statistical information to vary from U.S. Cellular’s forward estimates by a material amount.

•       The market price of U.S. Cellular’s Common Shares is subject to fluctuations due to a variety of factors.

•       Certain matters, such as control by TDS and provisions in the U.S. Cellular restated certificate of incorporation, may serve to discourage or make more difficult a change in control of U.S. Cellular.

•       There are potential conflicts of interests between TDS and U.S. Cellular.

You are referred to a further discussion of these risks as set forth under “Risk Factors” in U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2005. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

MARKET RISK

Long-Term Debt

U.S. Cellular is subject to market rate risks due to fluctuations in interest rates and equity markets. The majority of U.S. Cellular’s debt, excluding long-term debt related to the forward contracts, is in the form of long-term, fixed-rate notes with original maturities ranging up to 30 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such instruments. The long-term debt related to the forward contracts consists of variable-rate debt. The variable-rate forward contracts require quarterly interest payments that are dependent on market interest rates. Increased interest rates will result in increased interest expense. As of December 31, 2005, U.S. Cellular had not entered into any significant financial derivatives to reduce its exposure to interest rate risks.

The following table presents the scheduled principal payments on long-tem debt and forward contracts and the related weighted-average interest rates by maturity dates at December 31, 2005:

	Principal Payments Due by Period
	Long-Term Debt Obligations	Weighted-Avg. Interest Rates on Long-Term Debt Obligations (1)	Forward Contracts	Weighted-Avg. Interest Rates on Forward Contracts (2)
	(Dollars in millions)
2006	—	—%	—	—%
2007	—	—%	159.9	4.9%
2008	—	—%	—	—%
2009	10.0	9.0%	—	—%
2010	—	—%	—	—%
After 5 Years	991.4	7.2%	—	—%
Total	$1,001.4	7.3%	$159.9	4.9%

(1)             Represents the weighted-average interest rates at December 31, 2005 for debt maturing in the respective periods.

(2)             The forward contracts have a variable interest rate based on the LIBOR rate plus 50 basis points. The three-month LIBOR rate at December 31, 2005 was 4.54%.

At December 31, 2005 and 2004, the estimated fair value of long-term debt was $1,014.3 million and $1,082.7 million, and the average interest rate on this debt was 7.3% and 7.3%, respectively. The fair value was estimated using market prices for the 8.75% senior notes, 7.5% senior notes and 6.7% senior notes and discounted cash flow analysis for the remaining debt.

At December 31, 2005 and 2004, the estimated fair value of the forward contracts was $159.9 million and the average interest rate on this debt was 4.9% and 2.8%, respectively. The fair value of the forward contracts approximates the carrying value due to the frequent repricing of these variable rate instruments. These contracts require quarterly interest payments at the LIBOR rate plus 50 basis points (the three-month LIBOR rate was 4.54% at December 31, 2005).

Marketable Equity Securities and Derivatives

U.S. Cellular maintains a portfolio of available-for-sale marketable equity securities, which resulted from the sale of non-strategic investments. The market value of these investments aggregated $225.4 million at December 31, 2005 and $282.8 million at December 31, 2004. U.S. Cellular’s cumulative net unrealized holding gain, net of tax, included in Accumulated other comprehensive income totaled $41.3 million and $77.6 million as of December 31, 2005 and 2004, respectively.

A subsidiary of U.S. Cellular has entered into forward contracts related to the marketable equity securities that it holds. See Note 14—Financial Instruments and Derivatives in the Notes to Consolidated Financial Statements for a description of the forward contracts. U.S. Cellular has provided the counterparties with guarantees which provide assurance to the counterparties that all principal and interest amounts will be paid when due. The risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities (“downside limit”) while retaining a share of gains from increases in the market prices of such securities (“upside potential”). The downside limit is hedged at or above the cost basis thereby eliminating the risk of an other than temporary loss being recorded on these contracted securities.

Under the terms of the forward contracts, U.S. Cellular continues to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature in May 2007 and, at U.S. Cellular’s option, may be settled in shares of the security or in cash, pursuant to formulas that “collar” the price of the shares. The collars effectively limit U.S. Cellular’s downside risk and upside potential on the contracted shares. The collars are typically adjusted for any changes in dividends on the contracted shares. If the dividend increases above the dividends assumed in the contracts, the collar’s upside potential is typically reduced. If the dividend decreases, the collar’s upside potential is typically increased. If U.S. Cellular elects to settle in shares, it will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized under the forward contract through maturity. If U.S. Cellular elects to settle in cash, it will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula. If cash is delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability or a deferred tax benefit, based on the difference between the amount of cash paid in the settlement and the net amount realized through maturity.

Deferred taxes have been provided for the difference between the fair value and the income tax basis of the marketable equity securities and derivatives, and are included in Net deferred income tax liability on the Consolidated Balance Sheets. Such deferred tax liabilities related to marketable equity securities totaled $62.1 million at December 31, 2005, and $85.6 million at December 31, 2004. Such deferred tax assets related to derivatives totaled $9.5 million at December 31, 2005, and $26.0 million at December 31, 2004.

The following table summarizes certain facts surrounding the contracted securities as of December 31, 2005.

Collar (1)
		Downside	Upside	Loan
		Limit	Potential	Amount
Security	Shares	(Floor)	(Ceiling)	(000s)
Vodafone	10,245,370	$15.07-$16.07	$20.00-$21.44	$159,856

(1)             The per share amounts represent the range of floor and ceiling prices of all securities monetized.

The following analysis presents the hypothetical change in the fair value of U.S. Cellular’s marketable equity securities and derivative instruments at December 31, 2005, and December 31, 2004, using the Black-Scholes model, assuming the same hypothetical price fluctuations of plus and minus 10%, 20% and 30%. The table presents hypothetical information as required by Securities and Exchange Commission rules. U.S. Cellular has no intention of selling any marketable equity securities or canceling any derivative instruments at this time.

		Valuation of investments assuming indicated increase
	December 31, 2005 Fair Value	+10%	+20%	+30%
	(Dollars in millions)
Marketable Equity Securities	$225.4	$247.9	$270.5	$293.0
Derivative Instruments (1)	$(25.8)	$(43.6)	$(62.3)	$(82.3)
		Valuation of investments assuming indicated decrease
	December 31, 2005 Fair Value	-10%	-20%	-30%
	(Dollars in millions)
Marketable Equity Securities	$225.4	$202.9	$180.3	$157.8
Derivative Instruments (1)	$(25.8)	$(11.4)	$2.1	$14.9
		Valuation of investments assuming indicated increase
	December 31, 2004 Fair Value	+10%	+20%	+30%
	(Dollars in millions)
Marketable Equity Securities	$282.8	$311.1	$339.4	$367.6
Derivative Instruments (1)	$(70.8)	$(96.5)	$(122.2)	$(148.7)
		Valuation of investments assuming indicated decrease
	December 31, 2004 Fair Value	-10%	-20%	-30%
	(Dollars in millions)
Marketable Equity Securities	$282.8	$254.6	$226.2	$198.0
Derivative Instruments (1)	$(70.8)	$(48.7)	$(27.2)	$(7.6)

(1)             Represents the fair value of the derivative instrument assuming the indicated increase or decrease in the underlying securities.

United States Cellular Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

	Year Ended December 31,
	2005	2004	2003
Operating Revenues
Service	$2,831,571	$2,616,946	$2,418,922
Equipment sales	204,316	191,255	158,832
Total Operating Revenues	3,035,887	2,808,201	2,577,754
Operating Expenses
System operations (excluding Depreciation shown separately below)	602,360	562,690	578,289
Cost of equipment sold	511,939	486,605	355,139
Selling, general and administrative	1,212,874	1,088,181	1,007,599
Depreciation	465,352	450,292	374,935
Amortization and accretion	43,720	47,910	57,564
Loss on impairment of intangible assets	—	—	49,595
(Gain) loss on sales of assets	(44,660)	(10,806)	45,908
Total Operating Expenses	2,791,585	2,624,872	2,469,029
Operating Income	244,302	183,329	108,725
Investment and Other Income (Expense)
Investment income	68,433	63,758	51,088
Interest and dividend income	11,440	10,764	4,820
Gain (loss) on investments	(4,849)	25,791	(5,200)
Interest expense	(84,867)	(86,241)	(64,607)
Other income (expense), net	(199)	(2,576)	10
Total Investment and Other Income (Expense)	(10,042)	11,496	(13,889)
Income Before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change	234,260	194,825	94,836
Income tax expense	88,404	74,678	35,869
Income Before Minority Interest and Cumulative Effect of Accounting Change	145,856	120,147	58,967
Minority share of income	(11,108)	(10,631)	(11,149)
Income Before Cumulative Effect of Accounting Change	134,748	109,516	47,818
Cumulative effect of accounting change, net of tax	—	—	(14,346)
Net Income	$134,748	$109,516	$33,472
Basic Weighted Average Shares Outstanding (000s)	86,775	86,244	86,136
Basic Earnings per Share
Income Before Cumulative Effect of Accounting Change	$1.55	$1.27	$0.56
Cumulative Effect of Accounting Change	—	—	(0.17)
Net Income	$1.55	$1.27	$0.39
Diluted Weighted Average Shares Outstanding (000s)	87,464	86,736	86,602
Diluted Earnings per Share
Income Before Cumulative Effect of Accounting Change	$1.54	$1.26	$0.56
Cumulative Effect of Accounting Change	—	—	(0.17)
Net Income	$1.54	$1.26	$0.39

The accompanying notes to consolidated financial statements are an integral part of these statements.

UNITED STATES CELLULAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,
	2005	2004	2003
Cash Flows from Operating Activities
Net income (loss)	$134,748	$109,516	$33,472
Add (deduct) adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation, amortization and accretion	509,072	498,202	432,499
Bad debts expense	37,857	47,546	57,533
Deferred income taxes, net	64,015	65,200	17,504
Investment income	(68,433)	(63,758)	(51,088)
Distributions from unconsolidated entities	52,523	46,530	44,833
Minority share of income	11,108	10,631	11,149
Loss on impairment of intangible assets	—	—	49,595
(Gain) loss on sales of assets	(44,660)	(10,806)	45,908
(Gain) loss on investments	4,849	(25,791)	5,200
Cumulative effect of accounting change	—	—	14,346
Noncash interest expense	1,780	7,882	10,614
Other noncash expense	6,193	9,031	3,865
Accreted interest on repayment of long-term debt	—	(68,056)	—
Changes in assets and liabilities from operations
Change in accounts receivable	(79,190)	(78,638)	(45,047)
Change in inventory	(15,571)	(5,876)	(16,499)
Change in accounts payable	42,104	(24,242)	(13,401)
Change in customer deposits and deferred revenues	3,148	10,535	16,342
Change in accrued taxes	(30,988)	41,063	49,376
Change in other assets and liabilities	13,615	(2,871)	5,128
	642,170	566,098	671,329
Cash Flows from Investing Activities
Additions to property, plant and equipment	(586,575)	(656,243)	(630,864)
Acquisitions, divestitures and exchanges	(188,020)	135,133	28,828
Other investing activities	(4,210)	921	2,963
	(778,805)	(520,189)	(599,073)
Cash Flows from Financing Activities
Issuance of notes payable	510,000	420,000	279,278
Issuance of long-term debt	—	412,484	432,944
Affiliated long-term debt borrowings	—	(105,000)	—
Repayment of notes payable	(405,000)	(390,000)	(739,278)
Repayment of long-term debt	—	(348,232)	(40,680)
Repurchase of common shares	—	(3,908)	—
Common shares reissued	23,345	6,970	505
Capital (distributions) to minority partners	(3,573)	(5,446)	(7,632)
Other financing activities	(196)	(1,744)	(2,420)
	124,576	(14,876)	(77,283)
Net Increase (Decrease) in Cash and Cash Equivalents	(12,059)	31,033	(5,027)
Cash and Cash Equivalents
Beginning of year	41,062	10,029	15,056
End of year	$29,003	$41,062	$10,029

The accompanying notes to consolidated financial statements are an integral part of these statements.

UNITED STATES CELLULAR CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets—Assets
(Dollars in thousands)

	December 31,
	2005	2004
Current Assets
Cash and cash equivalents	$29,003	$41,062
Accounts receivable
Customers, less allowance of $11,410 and $10,820, respectively	281,896	248,383
Roaming	27,178	26,421
Other	58,436	41,632
Inventory	92,748	76,918
Prepaid expenses	31,026	31,764
Deferred tax asset	8,218	73,216
Other current assets	15,145	24,951
	543,650	564,347
Investments
Licenses	1,362,263	1,228,801
Goodwill	471,617	445,212
Customer lists, net of accumulated amortization of $42,947 and $34,630, respectively	49,318	24,915
Marketable equity securities	225,387	282,829
Investments in unconsolidated entities	170,337	155,519
Notes and interest receivable—long-term	4,707	4,885
	2,283,629	2,142,161
Property, Plant and Equipment
In service and under construction	4,653,292	4,133,471
Less accumulated depreciation	2,076,528	1,692,751
	2,576,764	2,440,720
Other Assets and Deferred Charges	29,985	32,807
Total Assets	$5,434,028	$5,180,035

The accompanying notes to consolidated financial statements are an integral part of these statements.

UNITED STATES CELLULAR CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets—Liabilities and Shareholders’ Equity
(Dollars in thousands)

	December 31,
	2005	2004
Current Liabilities
Notes payable	$135,000	$30,000
Accounts payable
Affiliated	7,239	5,314
Trade	298,397	259,167
Customer deposits and deferred revenues	106,180	104,394
Accrued taxes	38,627	80,512
Accrued compensation	42,865	49,116
Other current liabilities	25,952	20,829
	654,260	549,332
Deferred Liabilities and Credits
Net deferred income tax liability	660,667	670,250
Derivative liability	25,818	70,796
Asset retirement obligation	90,224	72,575
Other deferred liabilities and credits	44,636	26,647
	821,345	840,268
Long-Term Debt
Long-term debt	1,001,385	1,000,930
Forward contracts	159,856	159,856
	1,161,241	1,160,786
Commitments and Contingencies (Note 18)
Minority Interest	46,442	40,052
Common Shareholders’ Equity
Common Shares, par value $1 per share; authorized 140,000,000 shares;
issued 55,045,684 shares	55,046	55,046
Series A Common Shares, par value $1 per share; authorized 50,000,000 shares;
issued and outstanding 33,005,877 shares	33,006	33,006
Additional paid-in capital	1,286,964	1,305,249
Treasury Shares, at cost, 962,863 and 1,716,658 shares, respectively	(47,088)	(99,627)
Accumulated other comprehensive income	24,944	32,803
Retained earnings	1,397,868	1,263,120
	2,750,740	2,589,597
Total Liabilities and Shareholders’ Equity	$5,434,028	$5,180,035

The accompanying notes to consolidated financial statements are an integral part of these statements.

UNITED STATES CELLULAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS’ EQUITY
(Dollars in thousands)

						Accumulated
		Series A	Additional			Other
	Common	Common	Paid-In	Treasury	Comprehensive	Comprehensive	Retained
	Shares	Shares	Capital	Shares	Income	(Loss) Income	Earnings
Balance, December 31, 2002	$55,046	$33,006	$1,307,185	$(117,262)		$10,690	$1,120,132
Add (Deduct)
Employee benefit plans	—	—	1,778	2,106		—	—
Net income	—	—	—	—	$33,472	—	33,472
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	(29,763)	(29,763)	—
Marketable equity securities	—	—	—	—	47,105	47,105	—
Comprehensive income	—	—	—	—	$50,814	—	—
Balance, December 31, 2003	55,046	33,006	1,308,963	(115,156)		28,032	1,153,604
Add (Deduct)
Employee benefit plans	—	—	(6,592)	19,437		—	—
Capital contribution	—	—	2,878	—		—	—
Net income	—	—	—	—	$109,516	—	109,516
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	(9,495)	(9,495)	—
Marketable equity securities	—	—	—	—	14,266	14,266	—
Comprehensive income	—	—	—	—	$114,287	—	—
Repurchase of common shares	—	—	—	(3,908)		—	—
Balance, December 31, 2004	55,046	33,006	1,305,249	(99,627)		32,803	1,263,120
Add (Deduct)
Employee benefit plans	—	—	(18,285)	52,539		—	—
Net income	—	—	—	—	$134,748	—	134,748
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	28,427	28,427	—
Marketable equity securities	—	—	—	—	(36,286)	(36,286)	—
Comprehensive income	—	—	—	—	$126,889	—	—
Balance, December 31, 2005	$55,046	$33,006	$1,286,964	$(47,088)		$24,944	$1,397,868

The accompanying notes to consolidated financial statements are an integral part of these statements.

UNITED STATES CELLULAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United States Cellular Corporation (“U.S. Cellular”), a Delaware Corporation, is an 81.3%-owned subsidiary of Telephone and Data Systems, Inc. (“TDS”).

Nature of Operations

U.S. Cellular owns, operates and invests in wireless systems throughout the United States. U.S. Cellular owned, or had the right to acquire pursuant to certain agreements, interests in 241 wireless markets as of December 31, 2005. U.S. Cellular served 5.5 million customers and had 189 majority-owned (“consolidated”) markets in 26 states, representing a total population of approximately 45.2 million, as of December 31, 2005. U.S. Cellular operates as one reportable segment.

Restatement

On April 26, 2006, U.S. Cellular filed Form 10-K/A for the year ended December 31, 2004 to restate its financial statements and financial information for each of the three years in the period ended December 31, 2004, including quarterly information for 2004 and 2003, and certain selected financial data for the years 2001 and 2000. Also, on April 26, 2006, U.S. Cellular filed its Forms 10-Q/A for the quarterly periods ended March 31, 2005 and June 30, 2005 to restate the financial statements and financial information included therewith. All financial statements and other financial information included herein for the years 2004, 2003, 2002 and 2001, including quarterly information for 2004 and 2003, and for the quarterly periods ended March 31, 2005 and June 30, 2005 are presented as restated.

Principles of Consolidation

The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries since acquisition, general partnerships in which U.S. Cellular has a majority partnership interest and any entity in which U.S. Cellular has a variable interest that requires U.S. Cellular to recognize a majority of the entity’s expected gains or losses, or both. All material intercompany accounts and transactions have been eliminated.

Business Combinations

U.S. Cellular uses the purchase method of accounting for business combinations and therefore includes as investments in subsidiaries the value of the consideration given and all direct and incremental costs relating to acquisitions. All costs relating to unsuccessful negotiations for acquisitions are charged to expense when the acquisition is no longer considered probable.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are included in goodwill and indefinite—lived intangible assets, asset retirement obligations, depreciation and income taxes.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

Outstanding checks totaled $14.1 million and $19.3 million at December 31, 2005 and 2004, respectively, and are classified as Accounts payable in the Consolidated Balance Sheets.

Accounts Receivable and Allowance for Doubtful Accounts

U.S. Cellular’s accounts receivable primarily consist of amounts owed by customers pursuant to service contracts and for equipment sales, by agents for equipment sales, by other wireless carriers whose customers have used U.S. Cellular’s wireless systems and by unaffiliated third-party partnerships or corporations pursuant to equity distribution declarations.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is based on historical experience and other factors that could affect collectibility. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectibility depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular does not have any off-balance sheet credit exposure related to its customers.

The changes in the allowance for doubtful accounts during the years ended December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
	(Dollars in thousands)
Beginning Balance	$10,820	$12,514	$17,704
Additions, net of recoveries	37,857	47,546	57,533
Deductions	(37,267)	(49,240)	(62,723)
Ending Balance	$11,410	$10,820	$12,514

Inventory

Inventory is stated at the lower of cost or market with cost determined using the first-in, first-out method.

Marketable Equity Securities

Marketable equity securities are classified as available-for-sale, and are stated at fair market value. Net unrealized holding gains and losses are included in Accumulated other comprehensive income, net of tax. Realized gains and losses are determined on the basis of specific identification.

The market values of marketable equity securities may fall below the accounting cost basis of such securities. If management determines the decline in value to be other than temporary, the unrealized loss included in Accumulated other comprehensive income is recognized and recorded as a non-operating loss in the Consolidated Statements of Operations.

Factors that management considers in determining whether a decrease in the market value of its marketable equity securities is an other than temporary decline include: whether there has been a significant change in the financial condition, operational structure or near-term prospects of the issuer of the security; how long and how much the market value of the security has been below its accounting cost basis; and whether U.S. Cellular has the intent and ability to retain its investment in the issuer’s securities to allow the market value to return to the accounting cost basis.

U.S. Cellular utilizes derivative financial instruments to reduce market risks due to fluctuations in market prices of its Vodafone Group Plc (“Vodafone”) marketable equity securities, which represent over 97% of the total value of its marketable equity securities portfolio. At December 31, 2005 and 2004, U.S. Cellular had variable prepaid forward contracts (“forward contracts”) maturing in 2007 in place with respect to all of its Vodafone marketable equity securities, hedging the market price risk with respect to these securities. The downside market risk is hedged at or above the accounting cost basis of the securities, thereby eliminating the risk of an other-than-temporary loss.

Derivative Instruments

U.S. Cellular utilizes derivative financial instruments to reduce marketable equity security market value risk. U.S. Cellular does not hold or issue derivative financial instruments for trading purposes. U.S. Cellular recognizes all derivatives as either assets or liabilities on the Consolidated Balance Sheets and measures those instruments at fair value. Changes in fair value of those instruments are reported in the Consolidated Statements of Operations or classified as Accumulated other comprehensive income, net of tax, in the Consolidated Balance Sheets depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements depends on the derivative’s hedge designation and whether the hedge is anticipated to be highly effective in achieving offsetting changes in the fair value of the hedged item or cash flows of the asset hedged.

Licenses

Licenses consist of costs incurred in acquiring Federal Communications Commission (“FCC”) licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs relating to acquiring the licenses.

U.S. Cellular accounts for wireless licenses in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).  In accordance with SFAS 142, U.S. Cellular has determined that such wireless licenses have indefinite lives and, therefore, that the costs of the licenses are not subject to amortization.

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

In accordance with SFAS 142, U.S. Cellular reviews its intangible assets for impairment at least annually.

Goodwill

U.S. Cellular has goodwill as a result of its acquisitions of licenses and wireless markets. Such goodwill represents the excess of the total purchase price of acquisitions over the fair values of acquired assets, including licenses and other identifiable intangible assets and liabilities assumed.

Impairment of Intangible Assets

Licenses and goodwill must be reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. U.S. Cellular performs the annual impairment review on licenses and goodwill during the second quarter of its fiscal year. There can be no assurance that upon review at a later date material impairment charges will not be required.

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

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of 2005 goodwill impairment testing, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represented five geographic groupings of FCC licenses, constituting five geographic service areas. U.S. Cellular combines its FCC licenses into five units of accounting for purposes of testing the licenses for impairment pursuant to FASB Emerging Issues Task Force (“EITF”) Issue 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets” (“EITF 02-7”), and SFAS 142, using the same geographic groupings as its reporting units. Prior to the divestitures of markets in late 2004, there were six reporting units for purposes of testing goodwill and FCC licenses for impairment.

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

Investments in Unconsolidated Entities

Investments in unconsolidated entities consists of investments in which U.S. Cellular holds a non-controlling ownership interest of less than 50%. U.S. Cellular follows the equity method of accounting for such investments in which it’s ownership interest equals or exceeds 20% for corporations and is greater than 3% to 5% for partnerships and limited liability companies. The cost method of accounting is followed for such investments in which U.S. Cellular’s ownership interest is less than 20% for corporations and is less than 3% to 5% for partnerships and limited liability companies and for investments for which U.S. Cellular does not have the ability to exercise significant influence.

For its investment in the Los Angeles SMSA Limited Partnership and other entities for which financial information is readily available, U.S. Cellular records investment income in the appropriate period based on the investees’ actual net income (loss) reported for such periods. For certain of its investments in which financial information is not readily available, U.S. Cellular records investment income on a one quarter lag.

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

Costs of developing new information systems are capitalized in accordance with Statement of Position 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) and amortized over a three to seven-year period, starting when each new system is placed in service.

Depreciation

Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

U.S. Cellular depreciates its leasehold improvement assets associated with leased properties over periods ranging from three to ten years, which approximates the shorter of the assets’ economic lives or the specific lease terms, as defined in SFAS No. 13, “Accounting for Leases,” (“SFAS 13”) as amended.

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

Deferred Charges

Other deferred charges primarily represent legal and other charges incurred relating to the preparation of the agreements related to U.S. Cellular’s various borrowing instruments, and are amortized over the respective financing periods of each instrument. The amounts for Deferred Charges included in the Consolidated Balance Sheets at December 31, 2005 and 2004 are shown net of accumulated amortization of $1.4 million and $1.5 million, respectively.

Assets and Liabilities of Operations Held for Sale

U.S. Cellular accounts for the disposal of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). When long-lived assets meet the held for sale criteria set forth in SFAS 144, the Consolidated Balance Sheets reflects the assets and liabilities of the properties to be disposed of as assets and liabilities of operations held for sale. The assets and liabilities of operations held for sale are presented separately in the asset and liability sections of the Consolidated Balance Sheets. The revenues and expenses of the properties to be disposed of are included in continuing operations until the transaction is completed.

Asset Retirement Obligation

U.S. Cellular accounts for its asset retirement obligations in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” (“SFAS 143”) and FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligations, any difference between the cost to retire an asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statements of Operations as a gain or loss.

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

The change in Asset retirement obligation during 2005 and 2004 was as follows:

	2005	2004
	(Dollars in thousands)
Beginning balance	$72,575	$64,540
Additional liabilities accrued	7,920	5,426
Acquisition of assets	5,461	—
Disposition of assets	(2,032)	(2,065)
Accretion expense	6,300	4,674
Ending balance	$90,224	$72,575

Revenue Recognition

Revenues from wireless operations primarily consist of:

•       Charges for access, airtime, roaming and value added services provided for U.S. Cellular’s retail customers and to end users through third-party resellers.

•       Charges to carriers whose customers use U.S. Cellular’s systems when roaming.

•       Charges for long-distance calls made on U.S. Cellular’s systems.

•       Amounts received from the universal service fund in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier.

•       Equipment and accessory sales.

Revenues are recognized as services are rendered. Revenues billed in advance or in arrears of the service being provided are estimated and deferred or accrued, as appropriate.

Equipment sales represent a separate earnings process. Revenues from equipment and accessory sales are recognized upon delivery to the customer. In order to provide better control over handset quality, U.S. Cellular sells handsets to agents. In most cases, the agents receive rebates from U.S. Cellular at the time the agents sign up new customers for U.S. Cellular service or retain current U.S. Cellular customers.

U.S. Cellular accounts for the sale of equipment to agents in accordance with EITF Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 01-09”). This standard requires that equipment sales revenues be reduced by the anticipated rebates to be paid to the agents at the time the agent purchases the handsets rather than at the time the agent signs up a new customer or retains a current customer. Similarly, U.S. Cellular offers certain rebates to customers related to handset purchases; in accordance with EITF 01-09, the equipment sales revenue from a handset sale which includes such a rebate is recorded net of the rebate anticipated to be applied to the handset sale.

Activation fees charged with the sale of service only, where U.S. Cellular does not also sell a handset to the end user, are deferred and recognized over the average customer service period. U.S. Cellular defers expense recognition of a portion of commission expenses related to customer activation in the amount of deferred activation fee revenues. This method of accounting for such costs provides for matching of revenue from customer activations to direct incremental costs associated with such activations within each reporting period.

Under EITF Issue 00-21, “Accounting for Multiple Element Arrangements,” activation fees charged with the sale of equipment and service are allocated to the equipment and service based upon the relative fair values of each item. Due to the subsidy provided on customer handsets, this generally results in the recognition of the activation fee as additional handset revenue at the time of sale.

Cumulative Effect of Accounting Changes

Effective January 1, 2003, U.S. Cellular adopted SFAS 143 and recorded the initial liability for legal obligations associated with an asset retirement. The cumulative effect of the implementation of this accounting standard on periods prior to 2003 was recorded in the first quarter of 2003, decreasing net income by $14.3 million, net of income taxes of $9.7 million and minority interest of $0.5 million, or $0.17 per diluted share.

Advertising Costs

U.S. Cellular expenses advertising costs as incurred. Advertising costs totaled $188.8 million, $161.2 million and $129.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement. The Tax Allocation Agreement provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS. U.S. Cellular had a tax receivable balance with TDS of $0.8 million and $1.3 million as of December 31, 2005 and 2004, respectively.

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

Stock-Based Compensation

U.S. Cellular accounts for stock options and employee stock purchase plans under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” as allowed by SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) using the intrinsic value method.

No compensation expense was recognized for the stock option and employee stock purchase plans in 2005, 2004 or 2003. Had compensation expense for all plans been determined consistent with SFAS 123, U.S. Cellular’s net income (loss) and earnings per share would have been reduced to the following pro forma amounts:

Year Ended December 31,	2005	2004	2003
	(Dollars in thousands, except per share amounts)
Net Income (Loss):
As Reported	$134,748	$109,516	$33,472
Pro Forma Expense	(12,341)	(11,494)	(8,391)
Pro Forma	122,407	98,022	25,081
Basic Earnings Per Share:
As Reported	1.55	1.27	0.39
Pro Forma Expense	(0.14)	(0.13)	(0.10)
Pro Forma	1.41	1.14	0.29
Diluted Earnings Per Share:
As Reported	1.54	1.26	0.39
Pro Forma Expense	(0.14)	(0.13)	(0.10)
Pro Forma	$1.40	$1.13	$0.29

Certain employees were eligible for retirement at the time that compensatory stock options were granted. Under the terms of the U.S. Cellular option plans, options granted to these individuals will fully vest upon their retirement. U.S. cellular uses the “nominal vesting method” to recognize the pro forma expense of these options. This method does not take into account the effect of early vesting due to the retirements of eligible employees.

Upon adoption of SFAS 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”), U.S. Cellular will use the “non-substantive vesting method.” This method immediately recognizes the entire expense of options granted to retirement-eligible employees. U.S. Cellular believes that if the non-substantive vesting method had been applied to prior periods, the effect on the previously disclosed pro forma expense would be insignificant.

U.S. Cellular has granted key employees restricted stock units that fully vest after three years. Compensation expense associated with such restricted stock units is measured at the fair market value of the stock at the date of grant and is recognized on a straight-line basis over the vesting period.

Pension Plan

U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS. It provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $6.9 million, $5.5 million and $6.1 million in 2005, 2004 and 2003, respectively.

Operating Leases

U.S. Cellular is a party to various lease agreements for office space, retail sites, cell sites and equipment that are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. U.S. Cellular accounts for certain operating leases that contain fixed rental increases by recognizing lease revenue and expense on a straight-line basis over the lease term in accordance with SFAS 13, as amended and related pronouncements.

Recent Accounting Pronouncements

SFAS 123R, “Share-Based Payment,” was issued in December 2004. In April 2005, the Securities and Exchange Commission (“SEC”) postponed the effective date of SFAS 123R until the issuer’s first fiscal year beginning after June 15, 2005. As a result, U.S. Cellular will be required to adopt SFAS 123R in the first quarter of 2006. The statement requires that compensation cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123R also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow. This requirement may reduce net cash flows from operating activities and increase net cash flows from financing activities in periods after adoption. In addition, in March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies.

Upon adoption of the standard on January 1, 2006, U.S. Cellular will follow the modified prospective transition method and expects to value its share-based payment transactions using a Black-Scholes valuation model. Under the modified prospective transition method, U.S. Cellular will recognize compensation cost in its consolidated financial statements for all awards granted after January 1, 2006 and for all existing awards for which the requisite service has not been rendered as of the date of adoption. Prior period operating results will not be restated.

SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces APB Opinion No. 20 “Accounting Changes” (“APB 20”) and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28” was issued in May 2005. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. Specifically, this statement requires “retrospective application” of the direct effect of a voluntary change in accounting principle to prior periods’ financial statements, if it is practicable to do so. SFAS 154 also strictly redefines the term “restatement” to mean the correction of an error by revising previously issued financial statements. SFAS 154 replaces APB 20, which requires that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Unless adopted early, SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Accordingly, U.S. Cellular will be required to apply the provisions of SFAS 154 to accounting changes and error corrections occurring after January 1, 2006.

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. U.S. Cellular is currently reviewing the requirements of FIN 48 and has not yet determined the impact, if any, on its financial position or results of operations.

NOTE 2   INCOME TAXES

Income tax expense (benefit) charged to Income Before Cumulative Effect of Accounting Change is summarized as follows:

Year Ended December 31,	2005	2004	2003
	(Dollars in thousands)
Current
Federal	$18,695	$26	$2,765
State	5,694	9,452	15,600
Deferred
Federal	61,655	55,045	25,910
State	2,360	10,155	(8,406)
Total income tax expense	$88,404	$74,678	$35,869

A reconciliation of U.S. Cellular’s income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular’s effective income tax expense rate is as follows:

Year Ended December 31,	2005		2004		2003
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in millions)
Statutory federalincome tax expense	$82.0	35.0%	$68.2	35.0%	$33.2	35.0%
State income taxes, net of federal benefit	7.6	3.2	10.8	5.6	1.7	1.8
Effects of minority share of income excluded from consolidated federal income tax return	(3.3)	(1.4)	(0.9)	(0.6)	(4.7)	(5.0)
Effects of gains (losses) on investments, sales of assets and impairment of assets	0.7	0.3	2.8	1.4	2.2	2.3
Resolution of prior period tax issues	0.9	0.4	(8.4)	(4.3)	1.8	1.9
Research tax credits	—	—	(0.5)	(0.2)	—	—
Deferred tax rate change (1)	—	—	(0.2)	(0.1)	—	—
Other	0.5	0.2	2.9	1.5	1.7	1.8
Effective income tax expense	$88.4	37.7%	$74.7	38.3%	$35.9	37.8%

(1)             Represents a reassessment of the rate at which U.S. Cellular provided for deferred taxes.

Net income for each of the three years ended December 31, 2005, includes gains and losses (reported in the captions Gain (loss) on investments, (Gain) loss on sales of assets and Loss on impairment of intangible assets in the Consolidated Statements of Operations) that significantly affected Income Before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change. The effective income tax rate excluding such gains and losses was 37.4%, 33.3% and 38.9% for the years ended December 31, 2005, 2004 and 2003, respectively.

During 2004, the Internal Revenue Service (“IRS”) substantially completed its audit of U.S. Cellular’s federal income tax returns (through its parent company, TDS) for the tax years 1997 through 2001 and claims for research tax credits for the years 1995 through 2001. Primarily based on the preliminary results of the audit, U.S. Cellular decreased its accrual for audit contingencies by $8.4 million (4.3%) in 2004.

Income tax expense (benefit) charged to net income (loss) is summarized as follows:

Year Ended December 31,	2005	2004	2003
	(Dollars in thousands)
Current
Federal	$18,695	$26	$2,765
State	5,694	9,452	15,600
Deferred
Federal	61,655	55,045	17,935
State	2,360	10,155	(10,101)
Total income tax expense	$88,404	$74,678	$26,199

Included in income tax expense charged to net income (loss) were deferred income tax benefits on cumulative effect of accounting change of $9.7 million in 2003.

U.S. Cellular’s current net deferred tax assets totaled $8.2 million at December 31, 2005 and $73.2 million at December 31, 2004. The 2005 net current deferred tax asset primarily represents the deferred tax effects of the allowance for doubtful accounts on customer receivables. In 2004, the net current deferred tax asset primarily represented the deferred tax effects of federal net operating loss (“NOL”) carryforwards expected to be utilized in 2005, and the allowance for doubtful accounts on customer receivables.

U.S. Cellular’s noncurrent deferred tax assets and liabilities at December 31, 2005 and 2004 and the temporary differences that gave rise to them are as follows:

December 31,	2005	2004
	(Dollars in thousands)
Deferred Tax Asset
Net operating loss carryforward	$30,381	$23,896
Derivative instruments	9,475	26,026
Other	1,893	382
	41,749	50,304
Less valuation allowance	(16,858)	(12,347)
Total Deferred Tax Asset	24,891	37,957
Deferred Tax Liability
Property, plant and equipment	288,439	322,799
Licenses	274,404	240,401
Marketable equity securities	62,112	85,592
Partnership investments	60,603	59,415
Total Deferred Tax Liability	685,558	708,207
Net Deferred Income Tax Liability	$660,667	$670,250

At December 31, 2005, U.S. Cellular and certain subsidiaries had $558 million of state NOL carryforwards (generating a $25.8 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the losses. The state NOL carryforwards expire between 2006 and 2025 Certain subsidiaries which are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $4.6 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2006 and 2025. A valuation allowance was established for certain state NOL carryforwards, and the federal NOL carryforwards, since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

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

In June of 2006, the Internal Revenue Service commenced its audit of the 2002—2004 consolidated federal tax returns of TDS and subsidiaries. U.S. Cellular is included in the TDS consolidated federal tax return. The audit is in its preliminary stages.

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

The amounts used in computing Earnings per Common and Series A Common Share and the effect of potentially dilutive securities on the weighted average number of Common and Series A Common Shares is as follows:

Year Ended December 31,	2005	2004	2003
	(Dollars and shares in thousands)
Basic and Diluted Earnings per Share Income before cumulative effect of accounting change	$134,748	$109,516	$47,818
Cumulative effect of accounting change	—	—	(14,346)
Net income	$134,748	$109,516	$33,472

Weighted average number of shares used in basic earnings per share	86,775	86,244	86,136
Effect of Dilutive Securities:
Stock options (1)	689	492	466
Conversion of convertible debentures (2)	—	—	—
Weighted average number of shares used in diluted earnings per share	87,464	86,736	86,602
Basic Earnings per Share
Income before cumulative effect of accounting change	$1.55	$1.27	$0.56
Cumulative effect of accounting change	—	—	(0.17)
Net income	$1.55	$1.27	$0.39
Income (loss) before cumulative effect of accounting change	$1.54	$1.26	$0.56
Cumulative effect of accounting change	—	—	(0.17)
Net income	$1.54	$1.26	$0.39

(1)             Stock options convertible into 171,117 Common Shares in 2005, 910,477 Common Shares in 2004, and 1,322,132 Common Shares in 2003 were not included in computing diluted earnings per share because their effects were anti-dilutive.

(2)             Debentures convertible into 2,944,347 Common Shares in 2003 were not included in computing diluted earnings per share because their effects were anti-dilutive. All outstanding debentures were redeemed on July 26, 2004.

NOTE 4   LICENSES AND GOODWILL

Changes in U.S. Cellular’s licenses and goodwill are primarily the result of acquisitions, divestitures and impairments of its licenses and wireless markets. See Note 10—Acquisitions, Divestitures and Exchanges for information regarding purchase and sale transactions which affected licenses and goodwill.

In conjunction with its SFAS 142 impairment review in 2004, U.S. Cellular recorded an impairment loss of $1.8 million on the Daytona Beach, Florida license, which was sold in December 2004. See Note 1—Summary of Significant Accounting Policies under the heading “Impairment of Intangible Assets” for a detailed discussion of the license impairment testing.

A schedule of license activity follows:

Year Ended December 31,	2005	2004
	(Dollars in thousands)
Balance, beginning of year	$1,228,801	$1,231,363
Acquisitions	155,407	5,629
Divestitures	(21,945)	(8,426)
Impairment loss	—	(1,830)
Other	—	2,065
Balance, end of year	$1,362,263	$1,228,801

A schedule of goodwill activity follows:

Year Ended December 31,	2005	2004
	(Dollars in thousands)
Balance, beginning of year	$445,212	$449,550
Additions	31,119	4,225
Divestitures	(2,967)	(8,257)
Other	(1,747)	(306)
Balance, end of year	$471,617	$445,212

NOTE 5   CUSTOMER LISTS

Customer lists, which are intangible assets resulting from  acquisitions of wireless markets, are amortized based on average customer retention periods using the declining balance method. The acquisition of certain consolidated and minority interests in 2005 and 2004 added $32.7 million and $12.9 million, respectively, to the gross balance of customer lists. Amortization expense was $8.3 million, $12.4 million and $15.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Amortization expense related to customer list assets recorded as of December 31, 2005 and for the years 2006 through 2010 is expected to be $11.8 million, $8.6 million, $6.5 million, $4.9 million and $3.3 million, respectively.

NOTE 6   MARKETABLE EQUITY SECURITIES

Information regarding U.S. Cellular’s marketable equity securities is summarized as follows:

December 31,	2005	2004
	(Dollars in thousands)
Vodafone Group Plc 10,245,370 American Depositary Receipts	$219,968	$280,518
Rural Cellular Corporation 370,882 Common Shares	5,419	2,311
Aggregate fair value	225,387	282,829
Accounting cost, as adjusted	160,161	160,161
Gross unrealized holding gains	65,226	122,668
Deferred tax liability	(23,939)	(45,095)
Net unrealized holding gains	41,287	77,573
Derivatives net of tax	(16,343)	(44,770)
Accumulated other comprehensive income	$24,944	$32,803

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

The market values of the marketable equity securities may fall below the accounting cost basis of such securities. If U.S. Cellular determines the decline in value of the marketable equity securities to be other than temporary, the unrealized loss included in Accumulated other comprehensive income is recognized and recorded as a loss in the Consolidated Statements of Operations.

U.S. Cellular and its subsidiaries have entered into a number of forward contracts related to over 97% of the market value of the marketable equity securities that they hold. The risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities while retaining a share of gains from increases in the market prices of such securities. The downside risk is hedged at or above the accounting cost basis of the securities, thereby eliminating the risk of an other-than-temporary loss on these contracted securities.

NOTE 7   INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

December 31,	2005	2004
	(Dollars in thousands)
Equity method investments:
Capital contributions, loans and advances	$21,045	$14,944
Goodwill	6,319	11,154
Cumulative share of income	441,202	373,809
Cumulative share of distributions	(299,479)	(245,764)
	169,087	154,143
Cost method investments	1,250	1,376
Total investments in unconsolidated entities	$170,337	$155,519

Investment income totaled $68.4 million, $63.8 million and $51.1 million in 2005, 2004 and 2003, respectively. Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments. At December 31, 2005, $164.0 million represented the investment in underlying equity and $6.3 million represented goodwill. At December 31, 2004, $144.3 million represented the investment in underlying equity and $11.2 million represented goodwill.

In 2005, U.S. Cellular reduced the carrying value of one of its equity method investments by $5.4 million, to its estimated fair value. This charge was included in Gain (loss) on investments on the Consolidated Statements of Operations.

In 2004, two consolidated wireless markets were sold to ALLTEL along with other minority interests. In the transaction, U.S. Cellular sold five minority interests that had been included in Investment in unconsolidated entities. The transaction reduced Investment in unconsolidated entities by $20.9 million, representing goodwill of $5.1 million and the investment in underlying equity of $15.8 million.

See Note 10 for additional information related to this transaction.

U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership meets certain “significance” tests pursuant to Rule 3-09 of SEC Regulation S-X, contributing $52.2 million, $41.8 million and $29.9 million in investment income in 2005, 2004 and 2003, respectively. U.S. Cellular’s significant investments in unconsolidated entities consist of the following:

	Percentage Ownership
December 31,	2005	2004
Los Angeles SMSA Limited Partnership	5.5%	5.5%
Midwest Wireless Communications, L.L.C.(1)	14.2%	14.2%
North Carolina RSA 1 Partnership	50.0%	50.0%
Oklahoma City SMSA Limited Partnership	14.6%	14.6%

(1)             In addition, U.S. Cellular owns a 49% interest in an entity which owns approximately 2.9% of Midwest Wireless Holdings, L.L.C., the parent company of Midwest Wireless Communications, L.L.C.

Based primarily on data furnished to U.S. Cellular by third parties, the following summarizes the combined assets, liabilities and equity, and the combined results of operations of U.S. Cellular’s equity method investments:

December 31,	2005	2004
	(Dollars in thousands)
Assets
Current	$364,000	$280,000
Due from affiliates	447,000	440,000
Property and other	1,879,000	1,671,000
	$2,690,000	$2,391,000
Liabilities and Equity
Current liabilities	$232,000	$209,000
Deferred credits	103,000	76,000
Long-term debt	10,000	13,000
Long-term capital lease obligations	39,000	23,000
Partners’ capital and shareholders’ equity	2,306,000	2,070,000
	$2,690,000	$2,391,000

Year Ended December 31,	2005	2004	2003
	(Dollars in thousands)
Results of Operations
Revenues	$3,449,000	$3,071,000	$2,521,000
Operating expenses	2,413,000	2,178,000	1,845,000
Operating income	1,036,000	893,000	676,000
Other income, net	24,000	39,000	14,000
Net income	$1,060,000	$932,000	$690,000

NOTE 8   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, net of accumulated depreciation, consists of:

December 31,	2005	2004
	(Dollars in thousands)
Cell site-related equipment	$2,174,969	$1,977,896
Land, buildings and leasehold improvements	873,304	782,676
Switching-related equipment	694,916	617,650
Office furniture and equipment	361,647	253,813
Other operating equipment	229,176	154,045
System Development	226,864	220,471
Work in process	92,416	126,920
	4,653,292	4,133,471
Accumulated depreciation	(2,076,528)	(1,692,751)
	$2,576,764	$2,440,720

Useful lives of property, plant and equipment generally range from six to twenty-five years for cell site-related equipment; twenty years for buildings; three to ten years, which approximates the shorter of the assets’ economic lives or the specific lease terms, for leasehold improvements; one to eight years for switching-related equipment; three to five years for office furniture and equipment; three to seven years for system development costs; and five to twenty-five years for other operating equipment.

Depreciation expense totaled $465.4 million, $450.3 million and $374.9 million in 2005, 2004 and 2003, respectively. Amortization expense on system development costs totaled $29.4 million, $30.3 million and $34.0 million in 2005, 2004 and 2003, respectively.

In 2005 and 2004, certain Time Division Multiple Access (“TDMA”) digital radio equipment was taken out of service and written down by $2.7 million and $17.2 million, respectively, increasing depreciation expense accordingly. These writedowns were necessary to reduce the book value of the assets sold or to be sold to the proceeds received or expected to be received from their disposition.

In 2004, in preparation for the implementation of a fixed asset management and tracking system, including a bar code asset identification feature, U.S. Cellular conducted a physical inventory of its cell site fixed assets. As a result of the physical inventory and related reconciliation, U.S. Cellular charged $1.0 million and $11.9 million to depreciation expense in 2005 and 2004, respectively, for the write-off of certain assets.

During 2004, U.S. Cellular adjusted the useful lives of TDMA radio equipment, switch software and antenna equipment. TDMA radio equipment lives were adjusted so that the assets will be fully depreciated by the end of 2008, which is the latest date the wireless industry will be required by law to support analog service. U.S. Cellular currently uses TDMA radio equipment to support analog service, and expects to have its digital radio network fully migrated to Code Division Multiple Access (“CDMA”) 1XRTT or some future generation of CDMA technology by that time. The useful lives for certain switch software were reduced to one year from three years and antenna equipment lives were reduced to seven years from eight years in order to better align the useful lives with the actual length of time the assets are expected to be in use. These changes increased depreciation expense by $14.9 million in 2004. The changes in useful lives reduced net income by $9.0 million, or $0.10 per share in 2004.

NOTE 9   SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid (refunds received):

Year Ended December 31,	2005	2004	2003
	(Dollars in thousands)
Interest paid	$83,558	$83,656	$51,954
Income taxes paid (refunds received)	$57,691	$(28,955)	$(29,621)
Net assets acquired in exchange of business assets	$106,757	—	$181,608

NOTE 10   ACQUISITIONS, DIVESTITURES AND EXCHANGES

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of maximizing its return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those markets and wireless interests that are not strategic to its long-term success.

2005 Activity

On December 19, 2005, U.S. Cellular completed an exchange of certain wireless markets in Kansas, Nebraska and Idaho with a subsidiary of ALLTEL. Under the agreement, U.S. Cellular acquired fifteen Rural Service Area (“RSA”) markets in Kansas and Nebraska in exchange for two RSA markets in Idaho and $58.1 million in cash, including a preliminary working capital adjustment. U.S. Cellular also capitalized $2.6 million of acquisition-related costs. In connection with the exchange, U.S. Cellular recorded a pre-tax gain of $44.7 million in 2005, which is included in (Gain) loss on sales of assets in the Consolidated Statements of Operations. The gain represented the excess of the fair value of assets acquired and liabilities assumed over the sum of cash and net carrying value of assets and liabilities delivered in the exchange.

The following table summarizes the fair values of the assets acquired and liabilities assumed and the net carrying value of the assets and liabilities transferred to ALLTEL in the exchange.

December 19, 2005
(Dollars in thousands)
Assets and (liabilities) acquired:
Current assets	$11,973
Licenses	21,550
Customer list	31,490
Goodwill	30,825
Property, plant and equipment	79,059
Current liabilities	(1,992)
Other liabilities	(5,461)
Net assets acquired	$167,444

December 19, 2005
Assets and (liabilities) delivered:
Cash	$60,687
Current assets, excluding cash	5,544
Licenses, net	21,945
Goodwill	2,967
Property, plant and equipment, net	35,428
Other assets	2,193
Current liabilities	(3,788)
Other liabilities	(2,192)
Net assets delivered	$122,784
Gain on exchange transaction	$44,660

U.S. Cellular is a limited partner in Carroll Wireless, L.P. (“Carroll Wireless”), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 58. Carroll Wireless was qualified to bid on spectrum which was available only to companies that fall under the FCC definition of “designated entities,” which are small businesses that have a limited amount of assets. Carroll Wireless was a successful bidder for 17 licensed areas in Auction 58 which ended on February 15, 2005. The aggregate amount paid to the FCC for the 17 licenses was $129.9 million, net of all bidding credits to which Carroll Wireless was entitled as a designated entity. These 17 licensed areas cover portions of 12 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

On January 6, 2006, the FCC granted Carroll Wireless’ applications with respect to 16 of the 17 licenses for which it had been the successful bidder and dismissed one application, relating to Walla Walla, Washington. Following the completion of Auction 58, the FCC determined that a portion of the Walla Walla license was already licensed to another party and should not have been included in Auction 58. Accordingly, in 2006, Carroll Wireless received a full refund of the $228,000 previously paid to the FCC with respect to the Walla Walla license.

Carroll Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2005, U.S. Cellular has made capital contributions and advances to Carroll Wireless and/or its general partner of $129.9 million to fund the amount paid to the FCC; this amount is included in Licenses in the Consolidated Balance Sheets as of December 31, 2005. U.S. Cellular consolidates Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless, for financial reporting purposes, pursuant to the guidelines of FASB Interpretation No. 46R (“FIN 46R”), as U.S. Cellular anticipates absorbing a majority of Carroll Wireless’ expected gains or losses. Pending finalization of Carroll Wireless’ permanent financing plan, and upon request by Carroll Wireless, U.S. Cellular may make additional capital contributions and advances to Carroll Wireless and/or its general partner. In November 2005, U.S. Cellular approved additional funding of up to $1.4 million of which $0.1 million was provided to Carroll Wireless through December 31, 2005.

In the first quarter of 2005, U.S. Cellular adjusted the previously reported gain related to its sale to ALLTEL of certain wireless properties on November 30, 2004. The adjustment of the gain, which resulted from a working capital adjustment that was finalized in the first quarter of 2005, increased the total gain on the sale by $0.6 million to $38.6 million.

In addition, in 2005, U.S. Cellular purchased one new wireless market and certain minority interests in other wireless markets in which it already owned a controlling interest for $6.9 million in cash. As a result of these acquisitions, U.S. Cellular’s Licenses, Goodwill and Customer lists were increased by $3.9 million, $0.3 million and $1.2 million, respectively.

In aggregate, the 2005 acquisitions, divestitures and exchanges increased Licenses by $133.5 million, Goodwill by $28.2 million and Customer lists by $32.7 million.

2004 Activity

On December 20, 2004, U.S. Cellular completed the sale of its Daytona Beach, Florida 20 megahertz C block personal communications service license to MetroPCS California/Florida, Inc. (“MetroPCS”) for $8.5 million. U.S. Cellular recorded impairment losses related to the Daytona license of $1.8 million in 2004 and $3.5 million in 2003 included in Gain (loss) on investments in the Consolidated Statement of Operations. Also included in Gain (loss) on investments in 2004 was a loss of $0.3 million associated with buying out the former partner of the Daytona investment.

On November 30, 2004, U.S. Cellular completed the sale to ALLTEL of certain wireless properties. U.S. Cellular sold two consolidated markets and five minority interests to ALLTEL for $80.2 million in cash, including repayment of debt and working capital that was subject to adjustment. U.S. Cellular recorded a gain of $38.0 million related to the ALLTEL transaction, representing the excess of the cash received over the net book value of the assets and liabilities sold. The portion of the gain related to the two consolidated markets  of $10.1 million, was recorded in (Gain) loss on sales of assets in the

Consolidated Statements of Operations. The remaining portion of the gains of $27.9 million was recorded in Gain (loss) on investments on the Consolidated Statements of Operations. U.S. Cellular included the results of operations of the markets sold to ALLTEL in the Consolidated Statements of Operations through November 30, 2004.

The following table summarizes the recorded value of the assets and liabilities sold to ALLTEL.

November 30, 2004
(Dollars in thousands)
Assets and (liabilities) sold:
Current assets	$2,364
Property, plant and equipment	10,029
Licenses	258
Goodwill	8,257
Investment in unconsolidated entities	20,927
Current liabilities	(1,400)
Other liabilities, net	(1,394)
Minority interest	3,192
Net assets sold	$42,233
Gain recorded on sale	38,014
Cash received	$80,247

On February 18, 2004, U.S. Cellular completed the sale of certain of its wireless properties in southern Texas to AT&T Wireless for $96.5 million in cash, including a working capital adjustment. The U.S. Cellular properties sold to AT&T Wireless included wireless assets and customers in six markets. An aggregate loss of $21.3 million (including a $22.0 million estimate of the loss on sales of assets in the fourth quarter of 2003 and a $0.7 million reduction of the loss in 2004) was recorded in (Gain) loss on sales of assets in the Consolidated Statements of Operations, representing the difference between the carrying value of the markets sold to AT&T Wireless and the cash received in the transaction. On December 31, 2003, U.S. Cellular reflected the assets and liabilities to be transferred to AT&T Wireless as Assets and Liabilities of Operations Held for Sale in accordance with SFAS 144. U.S. Cellular has included the results of operations of the markets sold to AT&T Wireless in the Consolidated Statements of Operations through February 17, 2004.

The following table summarizes the recorded value of the southern Texas assets and liabilities sold to AT&T Wireless.

February 18, 2004
(Dollars in thousands)
Assets and (liabilities) sold:
Current assets	$4,342
Property, plant and equipment	46,592
Licenses	63,237
Goodwill	7,565
Current liabilities	(2,455)
Other liabilities, net	(1,483)
Net assets sold	$117,798
(Loss) recorded on sale	$(21,275)
Cash received	$96,523

In addition, in 2004, U.S. Cellular purchased certain minority interests in several wireless markets in which it already owned a controlling interest for $40.8 million in cash and $2.0 million to be paid in 2005. These acquisitions increased Licenses by $5.6 million, Goodwill by $4.2 million and Customer lists by $12.9 million.

In aggregate, the 2004 acquisitions, divestitures and exchanges decreased Licenses by $2.8 million, Goodwill by $4.0 million and increased Customer lists by $12.9 million.

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

The 15 licenses that have been transferred to U.S. Cellular as of December 31, 2003, with a recorded value of $136.6 million, along with the 21 licenses that have not yet been assigned to U.S. Cellular, with a recorded value of $42.0 million, are included in Licenses on the Consolidated Balance Sheet. U.S. Cellular has included the results of operations in the Florida and Georgia markets in the Consolidated Statements of Operations until the date of transfer, August 1, 2003.

Prior to the close of the AT&T Wireless exchange, U.S. Cellular allocated $70.0 million of goodwill related to the properties transferred to AT&T Wireless to Assets of Operations Held for Sale in accordance with SFAS 142. A loss of $23.9 million was recorded as a (Gain) loss on sales of assets (included in Operating Expenses), representing the difference between the book value of the markets transferred to AT&T Wireless and the fair value of the assets received or to be received in this transaction.

The following table summarizes the estimated fair values of the AT&T Wireless licenses received and the recorded value of the Florida and Georgia assets and liabilities transferred to AT&T Wireless.

August 1, 2003
(Dollars in thousands)
Assets and minority interests acquired:
Cash	$33,953
Licenses	178,608
Minority interests	3,000
Total assets and minority interests acquired	$215,561
Assets and (liabilities) delivered:
Current assets	$12,785
Licenses, net	76,905
Goodwill	69,961
Property, plant and equipment, net	88,314
Other assets, net	717
Current liabilities	(9,213)
Net assets delivered	$239,469
(Loss) on exchange transaction	$(23,908)

In addition, in 2003, U.S. Cellular acquired the minority interest in two entities which held wireless licenses for $2.3 million.

In aggregate, the 2003 acquisitions, divestitures and exchanges increased Licenses by $101.7 million and reduced Goodwill by $62.4 million.

Pro Forma Operations

Assuming the exchanges and acquisitions accounted for as purchases during the period January 1, 2004 to December 31, 2005, had taken place on January 1, 2004; and the acquisitions during the period January 1, 2003 to December 31, 2003 had taken place on January 1, 2003, unaudited pro forma results of operations would have been as follows:

Year Ended December 31,	2005	2004	2003
	(Unaudited, dollars in thousands, except per share amounts)
Service revenues	$2,812,063	$2,581,571	$2,351,609
Equipment sales revenues	203,089	189,172	157,184
Interest expense (including cost to finance acquisitions)	84,924	86,427	64,607
Income (loss) before cumulative effect of accounting change	124,704	92,463	43,056
Net income (loss)	124,704	92,463	28,711
Earnings per share—basic	1.44	1.07	0.33
Earnings per share—diluted	$1.43	$1.07	$0.33

NOTE 11 GAIN (LOSS) ON INVESTMENTS

The following table summarizes the components of Gain (loss) on investments included in Investment and Other Income (Expense) in the Consolidated Statements of Operations.

Year Ended December 31,	2005	2004	2003
	(Dollars in thousands)
Gain on sale of investment interests	$551	$27,933	$—
Impairment of unconsolidated interests	(5,400)	(2,142)	(5,200)
	$(4,849)	$25,791	$(5,200)

In 2005, U.S. Cellular finalized the working capital adjustment related to the sale to ALLTEL of certain wireless interests on November 30, 2004. The working capital adjustment increased the total gain on investment from this transaction by $0.6 million.

In 2005, U.S. Cellular reduced the carrying value of one of its equity method investments by $5.4 million to its underlying equity value based on a cash flow analysis.

In 2004, U.S. Cellular recorded a gain of $27.9 million related to the ALLTEL transaction representing the excess of the cash received over the net book value of the minority investments sold.

U.S. Cellular recorded impairment losses of $1.8 million in 2004 and $3.5 million in 2003 related to the Daytona license that was sold to MetroPCS in December 2004. Also included in gain (loss) on investments in 2004 was a $0.3 million loss associated with buying out the former partner of the Daytona investment.

Also in 2003, U.S. Cellular reduced the carrying value of one of its cost method investments by $1.7 million to its underlying equity value based on a cash flow analysis.

NOTE 12 NOTES PAYABLE

U.S. Cellular has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase common shares. Proceeds from the sale of long-term debt from time to time have been used to reduce such short-term debt. Proceeds from the sale of non-strategic wireless and other investments from time to time have also been used to reduce short-term debt.

At December 31, 2005, U.S. Cellular’s $700 million revolving credit facility had $135.0 million of borrowings and $0.3 million of letters of credit outstanding against it leaving $564.7 million available for use. The terms of the revolving credit facility provide for borrowings with interest at the London InterBank Offered Rate (“LIBOR”) rate plus a contractual spread based on U.S. Cellular’s credit rating. At December 31, 2005, the contractual spread was 60 basis points. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months (the one-month LIBOR rate was 4.39% at

December 31, 2005). If U.S. Cellular provides less than two days’ notice of intent to borrow, interest on borrowings is the prime rate less 50 basis points (the prime rate was 7.25% at December 31, 2005). U.S. Cellular currently pays facility and administration fees at an aggregate annual rate of 0.21% of the total facility. These fees totaled $1.0 million in 2005, $1.5 million in 2004 and $0.7 million in 2003. The credit facility expires in December 2009.

Information concerning notes payable is shown in the table that follows.

Year Ended December 31,	2005	2004
	(Dollars in thousands)
Balance at end of year	$135,000	$30,000
Weighted average interest rate at end of year	5.0%	4.8%
Maximum amount outstanding during the year	$135,000	$100,000
Average amount outstanding during the year(1)	$45,000	$47,917
Weighted average interest rate during the year(1)	4.0%	2.1%

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

U.S. Cellular’s interest cost on its revolving credit facility would increase if its current credit ratings from either Standard & Poor’s or Moody’s were lowered. However, the credit facility would not cease to be available or accelerate solely as a result of a decline in its credit rating. A downgrade in U.S. Cellular’s credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future.

On July 11, 2005, Moody’s Investors Service downgraded U.S. Cellular from a Baa1 rating with a negative outlook to Baa2 with a stable outlook. As a result of the downgrade, the contractual spread applied to LIBOR in determining the interest rate applicable to the borrowings under U.S. Cellular’s revolving credit facility increased to 45 basis points from 30 basis points. In addition, the facility fee charged on the revolving credit agreements increased to 15 basis points from 10 basis points.

On November 10, 2005, Moody’s Investors Service downgraded U.S. Cellular from a Baa2 rating with a stable outlook to Baa3 and placed the ratings under review for possible further downgrade. The contractual spread applied to LIBOR in determining the interest rate applicable to the borrowings under the U.S. Cellular revolving credit facility increased to 60 basis points from 45 basis points. In addition, the facility fee increased to 20 basis points from 15 basis points. Standard & Poor’s did not take any ratings action, holding its rating at A- with a negative outlook, and Fitch put U.S. Cellular on Rating Watch Negative and left the ratings unchanged at BBB+.

On January 25, 2006, Standard & Poor’s placed its ratings of U.S. Cellular on Credit Watch with negative implications.

The maturity date of U.S. Cellular’s credit facility would accelerate in the event of a change in control.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and represent certain matters at the time of each borrowing. On April 19, 2004, December 22, 2004 and November 10, 2005 U.S. Cellular announced that it would restate certain financial statements. The restatements resulted in defaults under the revolving credit agreements and one line of credit agreement. U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios. U.S. Cellular did not fail to make any scheduled payments under such credit agreements. U.S. Cellular received waivers from the lenders associated with the credit agreements, under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements. The waivers require the Form 10-K for the year ended December 31, 2005 to be filed by August 31, 2006, the Form 10-Q for the quarter ended March 31, 2006 to be filed within 30 days after the filing of the Form 10-K for the year ended December 31, 2005 and the Form 10-Q for the quarter ended June 30, 2006 to be filed within 45 days after the filing of the Form 10-Q for the quarter ended March 31, 2006.

NOTE 13   LONG-TERM DEBT

Long-term debt is as follows:

December 31,	2005	2004
	(Dollars in thousands)
6.7% senior notes maturing in 2033	$544,000	$544,000
Unamortized discount	(12,615)	(13,070)
	531,385	530,930
7.5% senior notes, maturing in 2034	330,000	330,000
8.75% senior notes, maturing in 2032	130,000	130,000
Other 9.0% due in 2009	10,000	10,000
Total long-term debt	$1,001,385	$1,000,930

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

In December 2003, U.S. Cellular sold $444 million of 6.7% senior notes due December 15, 2033, priced to yield 6.83% to maturity. Interest is paid semi-annually. U.S. Cellular may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points. The proceeds were used to repay a portion of amounts outstanding under the revolving credit facility.

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

The late filing of U.S. Cellular’s Form 10-Q for the quarterly period ended September 30, 2005, Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarterly period ended March 31, 2006 and the failure to deliver such Forms 10-K and 10-Q to the trustee of the U.S. Cellular debt indenture on a timely basis, resulted in non-compliance under such debt indenture. However, this non-compliance did not result in an event of default or a default. U.S. Cellular believes that non-compliance was cured upon the filing of its Form 10-Q for the quarterly period ended September 30, 2005 and Form 10-K for the year ended December 31, 2005, but that non-compliance continues to exist with respect to its Form 10-Q for the quarterly period ended March 31, 2006. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indenture.

The annual requirements for principal payments on long-term debt over the next five years, excluding the forward contracts, are approximately $10.0 million in 2009. No amounts are required in the years 2006 through 2008 or in 2010.

Forward Contracts

A subsidiary of U.S. Cellular has forward contracts with counterparties in connection with its 10,245,370 Vodafone Group Plc American Depositary Receipts. The $159.9 million principal amount of the forward contracts is accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments. The Vodafone securities are pledged as collateral for the forward contracts.

The forward contracts mature in May 2007. The forward contracts require quarterly interest payments at the LIBOR rate plus 50 basis points (the three-month LIBOR rate was 4.54% at December 31, 2005).

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

Under the terms of the forward contracts, a subsidiary of U.S. Cellular continues to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature May 2007 and, at U.S. Cellular’s option, may be settled in shares of the security or in cash, pursuant to formulas that “collar” the price of the shares. The collars effectively reduce U.S. Cellular’s downside limit and upside potential on the contracted shares. The collars are typically adjusted for any changes in dividends on the contracted shares. If the dividend increases, the collar’s upside potential is typically reduced. If the dividend decreases, the collar’s upside potential is typically increased. If U.S. Cellular elects to settle in shares, it will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities and the net amount realized through maturity. If U.S. Cellular elects to settle in cash, it will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula. U.S. Cellular has provided guarantees to the counterparties which provide assurance that all principal and interest amounts will be paid by its consolidated subsidiaries upon settlement of the contracts.

U.S. Cellular is required to comply with certain covenants under the forward contracts. On April 19, 2004, December 22, 2004 and November 10, 2005, U.S. Cellular announced that it would restate certain financial statements. The restatements resulted in defaults under the forward contracts. U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios. U.S. Cellular did not fail to make any scheduled payments under such forward contracts. U.S. Cellular received waivers from the counterparty associated with the forward contracts, under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatements. The waivers require the Form 10-K for the year ended December 31, 2005 to be filed by August 31, 2006, the Form 10-Q for the quarter ended March 31, 2006 to be filed within 30 days after the filing of the Form 10-K for the year ended December 31, 2005 and the Form 10-Q for the quarter ended June 30, 2006 to be filed within 45 days after the filing of the Form 10-Q for the quarter ended March 31, 2006.

NOTE 14   FINANCIAL INSTRUMENTS AND DERIVATIVES

Financial instruments are as follows:

December 31,	2005		2004
	Book Value	Fair Value	Book Value	Fair Value
	(Dollars in thousands)
Cash and cash equivalents	$29,003	$29,003	$41,062	$41,062
Notes payable	135,000	135,000	30,000	30,000
Long-term debt	1,001,385	1,014,257	1,000,930	1,082,745
Forward contracts	$159,856	$159,856	$159,856	$159,856

The carrying amounts of cash and cash equivalents and notes payable approximates fair value due to the short-term nature of these financial instruments. The fair value of U.S. Cellular’s long-term debt was estimated using market prices for the 6.7% senior notes, the 7.5% senior notes and the 8.75% senior notes and discounted cash flow analysis for the remaining debt. The carrying amounts of the variable rate forward contracts approximates fair value due to the repricing of the instruments on a quarterly basis.

Derivatives

U.S. Cellular has forward contracts in connection with its 10,245,370 Vodafone American Depositary Receipts. The principal amount of the forward contracts is accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments. The forward contracts reduce the downside limit to a range of $15.07 to $16.07 per share and upside potential to a range of $20.00 to $21.44 per share.

The forward contracts for the forecasted transactions and hedged items are designated as cash flow hedges and recorded as assets or liabilities on the Consolidated Balance Sheets at their fair value. The fair value of the derivative instruments is determined using the Black-Scholes model.

The forward contracts are designated as cash flow hedges, where changes in the forward contract’s fair value are recognized in accumulated other comprehensive income until they are recognized in earnings when the forward contract is settled. If the delivery of the contracted shares does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is recognized in earnings at that time. No components of the forward contracts are excluded in the measurement of hedge effectiveness. The critical terms of the forward contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of the forward contracts are anticipated to be effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings for the years ended December 31, 2005, 2004 and 2003.

Management has evaluated the expected timing of the hedged forecasted transactions to deliver the underlying shares to settle the forward contracts, and believes that these forecasted transactions are probable of occurring in the periods specified in the related hedge documentation or within an additional two-month period of time thereafter.

U.S. Cellular reported a derivative liability of $25.8 million and $70.8 million at December 31, 2005 and 2004, respectively. These amounts are included in Derivative liability in the Consolidated Balance Sheets.

NOTE 15   MINORITY INTEREST IN SUBSIDIARIES

Under SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS 150”) certain minority interests in consolidated entities with finite lives may meet the standard’s definition of a mandatorily redeemable financial instrument and thus require reclassification as liabilities and remeasurement at the estimated amount of cash that would be due and payable to settle such minority interests under the applicable entity’s organization agreement, assuming an orderly liquidation of the finite-lived entity, net of estimated liquidation costs (the “settlement value”). U.S. Cellular’s consolidated financial statements include such minority interests that meet the standard’s definition of mandatorily redeemable financial instruments. These mandatorily redeemable minority interests represent interests held by third parties in consolidated partnerships and limited liability companies (“LLCs”), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the minority interest holders and U.S. Cellular in accordance with the respective partnership and LLC agreements. The termination dates of U.S. Cellular’s mandatorily redeemable minority interests range from 2042 to 2100.

The settlement value of U.S. Cellular’s mandatorily redeemable minority interests was estimated to be $153.5 million at December 31, 2005 and $131.5 million at December 31, 2004. This represents the estimated amount of cash that would be due and payable to settle minority interests assuming an orderly liquidation of the finite-lived consolidated partnerships and LLCs on December 31, 2005 and 2004, net of estimated liquidation costs. This amount is being disclosed pursuant to the requirements of FASB Staff Position (“FSP”) No. FAS 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests” under FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” U.S. Cellular has no current plans or intentions to liquidate any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the minority interests in finite-lived consolidated partnerships and LLCs at December 31, 2005 and 2004 was $43.1 million and $38.0 million, respectively, and is included in Minority Interest on the Consolidated Balance Sheets. The excess of the aggregate settlement value over the aggregate carrying value of the mandatorily redeemable minority interests of $110.4 million and $93.5 million, respectively, was primarily due to the unrecognized appreciation of the minority interest holders’ share of the underlying net assets in the consolidated partnerships and LLCs. Neither the minority interest holders’ share, nor U.S. Cellular’s share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements under U.S. GAAP. The estimate of settlement value was based on certain factors and assumptions. A change in those factors and assumptions could result in a materially larger or smaller settlement amount.

NOTE 16   COMMON SHAREHOLDERS’ EQUITY

Employee Benefit Plans

The following table summarizes Common Shares issued, including reissued Treasury Shares, for the employee benefit plans:

Year Ended December 31,	2005	2004
Employee stock options and awards	739,000	255,000
Employee Stock Purchase Plan	20,000	19,000
	759,000	274,000

Tax-Deferred Savings Plan

U.S. Cellular has reserved 67,000 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a U.S. Cellular Common Share fund, a TDS Common Share fund, or certain unaffiliated funds.

Stock-Based Compensation Plans

U.S. Cellular accounts for stock options, restricted stock awards and employee stock purchase plans under APB Opinion No. 25. No compensation expense was recognized for the stock option and employee stock purchase plans. Compensation expense was recognized for restricted stock awards in the Consolidated Statements of Operations.

A summary of the status of U.S. Cellular’s stock option plans at December 31, 2005, 2004 and 2003 and changes during the years then ended is presented in the table and narrative below.

			Weighted
			Average
		Weighted	Black-Scholes
	Number	Average	Values of
	of Options	Option Price	Option Grants
Stock options
Outstanding
December 31, 2002
(336,000 exercisable)	1,543,000	$45.15
Granted	1,435,000	$23.85	$10.99
Exercised	(2,000)	$24.37
Canceled	(448,000)	$40.18
Outstanding
December 31, 2003
(496,000 exercisable)	2,528,000	$33.87
Granted	796,000	$37.46	$16.27
Exercised	(220,000)	$27.26
Canceled	(248,000)	$32.97
Outstanding
December 31, 2004
(883,000 exercisable)	2,856,000	$35.44
Granted	760,000	$45.68	$13.38
Exercised	(693,000)	$33.10
Canceled	(263,000)	$44.15
Outstanding
December 31, 2005
(818,000 exercisable)	2,660,000	$38.20

U.S. Cellular has established stock option plans that provide for the grant of stock options to officers and employees and has reserved 5,518,000 Common Shares at December 31, 2005, for options granted and to be granted to key employees. The options under the plan are exercisable from the date of vesting through 2006 to 2014, or 30 days following the date of the employee’s termination of employment, if earlier. Under the plan, 818,000 stock options were exercisable at December 31, 2005, have exercise prices between $23.20 and $73.31 and a weighted average exercise price of $39.38 per share. The weighted average exercise price of options exercisable at December 31, 2004 and 2003, was $41.33 and $46.22, respectively.

The following table provides certain details concerning U.S. Cellular stock options outstanding at December 31, 2005:

			Weighted Average
Range of	Stock Options	Weighted Average	Contractual Life
Exercise Price	Outstanding	Exercise Price	Remaining (Years)
$23.20-$36.99	957,000	$26.22	7.2
$37.00-$49.99	1,540,000	$42.79	8.1
$50.00-$73.31	163,000	$64.26	5.3

The following table provides certain details concerning U.S. Cellular stock options exercisable at December 31, 2005:

Range of	Stock Options	Weighted Average
Exercise Price	Exercisable	Exercise Price
$23.20-$36.99	312,000	$26.15
$37.00-$49.99	373,000	$41.46
$50.00-$73.31	133,000	$64.64

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2005, 2004 and 2003, respectively: risk-free interest rates of 3.9%, 3.6% and 3.7%; expected dividend yields of zero for all years; expected lives of 3.0 years, 6.6 years and 9.3 years; and expected volatility of 36.5%, 36.0% and 29.4%.

U.S. Cellular has granted key employees restricted shares of stock that fully vest after three years. The number of shares granted was 219,000, 86,000 and 142,000 in the years 2005, 2004 and 2003, respectively. The weighted-average values of the shares granted were $45.63, $38.65 and $23.70 in 2005, 2004 and 2003, respectively. Compensation expense recognized with respect to grants of restricted shares was $5.7 million, $4.2 million and $2.8 million in 2005, 2004 and 2003, respectively.

Employee Stock Purchase Plan

U.S. Cellular had 110,000 Common Shares reserved under the 2003 Employee Stock Purchase Plan, which will terminate on December 31, 2008. The plan became effective April 1, 2003, and provides for eligible employees of U.S. Cellular and its subsidiaries to purchase a limited number of U.S. Cellular Common Shares on a quarterly basis. The per share cost to each participant is at 85% of the market value of the Common Shares as of the issuance date.

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2005, a majority of U.S. Cellular’s Common Shares and all of U.S. Cellular’s outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

The Board of Directors of U.S. Cellular has authorized the repurchase of a limited amount of U.S. Cellular Common Shares on a quarterly basis, primarily for use in employee benefit plans.

In 2005, no U.S. Cellular shares were repurchased and 754,000 treasury shares were issued pursuant to certain employee and non-employee benefit plans.

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

Accumulated Other Comprehensive Income

The cumulative balance of unrealized gains and (losses) on securities and derivative instruments and related income tax effects included in Accumulated other comprehensive income are as follows:

Year Ended December 31,	2005	2004
(Dollars in thousands)
Marketable Equity Securities
Balance, beginning of year	$77,573	$63,307
Add (deduct):
Unrealized gains (losses) on marketable equity securities	(57,442)	22,641
Income tax (expense) benefit	21,156	(8,375)
Net change in unrealized gains (losses) on marketable equity security in comprehensive income	(36,286)	14,266
Balance, end of year	$41,287	$77,573
Derivative Instruments
Balance, beginning of year	$(44,770)	$(35,275)
Add (deduct):
Unrealized loss on derivative instruments	44,977	(15,061)
Income tax (expense) benefit	(16,550)	5,566
Net change in unrealized gains (losses) on derivative instruments included in comprehensive income	28,427	(9,495)
Balance, end of year	$(16,343)	$(44,770)
Accumulated Other Comprehensive Income
Balance, beginning of year	$32,803	$28,032
Net change in marketable equity security	(36,286)	14,266
Net change in derivative instruments	28,427	(9,495)
Net change in unrealized gains (losses) included in comprehensive income	(7,859)	4,771
Balance, end of year	$24,944	$32,803

NOTE 17   RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular’s selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular’s initial public offering when TDS owned more than 90% of U.S. Cellular’s outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arm’s-length negotiations. Such billings are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular’s assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in the accompanying financial statements. Billings to U.S. Cellular from TDS totaled $87.0 million, $78.9 million and $73.3 million in 2005, 2004 and 2003, respectively. TDS made a $2.9 million capital contribution to U.S. Cellular in 2004 to allocate certain consolidated research tax credits allowed after an IRS audit of claims for the years 1995 to 2001.

U.S. Cellular had a loan agreement with TDS under which it borrowed $105 million, which was used to purchase the Chicago market. The loan bore interest at an annual rate of 8.1%, payable quarterly, and originally became due in August 2008, with prepayments optional. The terms of the loan did not contain restrictive covenants that were greater than those included in U.S. Cellular’s senior debt, except that the loan agreement provided that U.S. Cellular could not incur senior debt in an aggregate principal amount in excess of $325 million unless it obtained the consent of TDS as a lender. U.S. Cellular’s Board of Directors, including independent directors, approved the terms of this loan and determined that such terms were fair to U.S. Cellular and all of its shareholders. On February 9, 2004, U.S. Cellular prepaid this note in its entirety.

On November 9, 2005, TDS, as Lender, entered into an Intercompany Revolving Credit Agreement with U.S. Cellular, as Borrower. This Intercompany Credit Agreement was entered into to provide U.S. Cellular with a senior revolving credit facility for general corporate purposes, including capital expenditures and working capital. Amounts could be borrowed, repaid and reborrowed from time to time under the Intercompany Credit Agreement until such facility matured. The facility was $105 million and the maturity date was December 23, 2005. As discussed in Note 12—Notes Payable above, U.S. Cellular’s $700 million revolving credit facility was in default as of November 10, 2005 due to U.S. Cellular’s announcement that it would restate certain financial statements, and U.S. Cellular was unable to make borrowings thereunder until it obtained waivers from the lenders. Accordingly, TDS and U.S. Cellular entered into the Intercompany Credit Agreement to permit U.S. Cellular to borrow funds from TDS temporarily until it received such waivers. Because such waivers were received, the Intercompany Credit Agreement was terminated according to its terms and all borrowings and accrued interest were repaid in full on December 23, 2005.

U.S. Cellular believes that the Intercompany Credit Agreement included representations and warranties, events of default and other terms and conditions that are usual and customary for senior facilities of this type. The Intercompany Credit Agreement included limitations on U.S. Cellular and its subsidiaries with respect to liens, indebtedness, sales of assets, consolidations and mergers that are similar to those contained in U.S. Cellular’s $700 million revolving credit facility with unrelated lenders. The Intercompany Credit Agreement did not have any financial covenants.

U.S. Cellular’s Board of Directors approved the terms and conditions of the Intercompany Credit Agreement and determined that such terms and conditions were fair to U.S. Cellular and all of its shareholders. The pricing terms of the Intercompany Credit Agreement were the same as those under the Revolving Credit Facility.

U.S. Cellular has a Cash Management Agreement with TDS under which U.S. Cellular may from time to time deposit its excess cash with TDS for investment under TDS’s cash management program. Deposits made under the agreement are available to U.S. Cellular on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. Interest income from such deposits was $16,000, $33,000 and $94,000 in 2005, 2004 and 2003, respectively.

NOTE 18 COMMITMENTS AND CONTINGENCIES

Contingent obligations, including indemnities, litigation and other possible commitments are accounted for in accordance with SFAS No. 5, “Accounting for Contingencies,” which requires that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, those contingencies that are deemed to be probable and where the amount of such settlement is reasonably estimable are accrued in the financial statements. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been or will be incurred, even if the amount is not estimable. The assessment of contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of the accruals and related financial statement disclosure. The ultimate settlement of contingencies may impact the statement of operations, financial position and statement of cash flows.

Capital Expenditures

Anticipated capital expenditures for 2006 primarily reflect U.S. Cellular’s plans for construction, system expansion and the buildout of certain of its personal communication service licensed areas. U.S. Cellular plans to finance its construction program using internally generated cash and short-term and long-term financing. U.S. Cellular’s estimated capital spending for 2006 is $580 million to $610 million. These expenditures primarily address the following needs:

•       Expand and enhance U.S. Cellular’s coverage in its service areas.

•       Provide additional capacity to accommodate increased network usage by current customers.

•       Enhance U.S. Cellular’s retail store network and office systems.

Lease Commitments

U.S. Cellular is a party to various lease agreements, both as lessee and lessor, for office space, retail sites, cell sites and equipment, which are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. Future minimum rental payments required and rental receipts expected under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2005 are as follows:

	Minimum Future	Minimum Future
(Dollars in thousands)	Rental Payments	Rental Receipts
2006	$93,659	$14,609
2007	78,938	12,526
2008	65,527	11,178
2009	49,683	8,960
2010	37,501	4,115
Thereafter	$227,610	$408

Rental expense totaled $104.2 million, $92.5 million and $73.6 million in 2005, 2004 and 2003, respectively. Rental revenue totaled $15.4 million, $12.0 million and $10.4 million in 2005, 2004 and 2003, respectively.

Indemnifications

U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. These agreements include certain asset sales and financings with other parties. The terms of the indemnification vary by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific; however, these agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

Legal Proceedings

U.S. Cellular is involved in a number of legal proceedings before the FCC and various state and federal courts. If U.S. Cellular believes that a loss arising from such legal proceedings is probable and can be reasonably estimated, an amount is accrued in the financial statements for the estimated loss. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. The assessment of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of the accruals and related financial statement disclosure. The ultimate settlement of proceedings may differ materially from amounts accrued in the financial statements.

NOTE 19 SUBSEQUENT EVENTS

U.S. Cellular owns approximately 14% of Midwest Wireless Communications, LLC, which holds FCC licenses and operates certain wireless markets in southern Minnesota. U.S. Cellular accounts for this interest using the equity method. This interest is convertible into an interest of approximately 11% in Midwest Wireless Holdings, LLC, a privately-held wireless telecommunications company that controls Midwest Wireless Communications. Midwest Wireless Holdings, through other subsidiaries, also holds FCC licenses and operates certain wireless markets in northern and eastern Iowa and western Wisconsin.

On November 18, 2005, ALLTEL announced that it had entered into a definitive agreement to acquire Midwest Wireless Holdings for $1.075 billion in cash, subject to certain conditions, including approval by the FCC, other governmental authorities and the members of Midwest Wireless Holdings. U.S. Cellular received a letter dated December 15, 2005, from Midwest Wireless Holdings purporting to constitute notice pursuant to certain “tag-along rights” and “drag-along rights” under certain agreements relating to U.S. Cellular’s interest in Midwest Wireless Communications.

By letter dated December 30, 2005, Midwest Wireless Holdings was advised on behalf of U.S. Cellular that U.S. Cellular was entitled to exercise certain rights of first refusal with respect to Midwest Wireless Holdings’ interest in Midwest Wireless Communications and demanded that Midwest Wireless Holdings take all steps to afford U.S. Cellular its rights of first refusal. On January 12, 2006, U.S. Cellular filed a lawsuit against Midwest Wireless Holdings and Midwest Wireless Communications seeking, among other things, to enforce such rights. On January 25, 2006, Midwest Wireless Holdings and Midwest Wireless Communications filed an answer denying U.S. Cellular’s claims, alleging counterclaims of breach of contract and tortious interference with contractual relations and asking for declaratory relief and unspecified damages and costs. A trial on the merits of U.S. Cellular’s claim to be entitled to first refusal rights was held from May 10-12, 2006. On June 7, 2006, the court denied U.S. Cellular’s right of first refusal. As a result of the court's ruling the counterclaims have been rendered moot.

On January 31, 2006, U.S. Cellular also filed a petition to deny the FCC license transfer of control applications filed by ALLTEL and Midwest Wireless Holdings seeking FCC consent to their transaction.  That petition is pending.

Although U.S. Cellular will not be afforded its rights of first refusal as a result of the foregoing court decision, U.S. Cellular will be entitled to receive approximately $102.7 million in cash in consideration with respect to its interest in Midwest Wireless Communications upon the closing of the acquisition of Midwest Wireless Holdings by ALLTEL. This closing is subject to FCC approval, antitrust review under the Hart Scott Rodino Act and other conditions.

In addition, U.S. Cellular owns 49% of an entity, accounted for under the equity method, which owns approximately 2.9% of Midwest Wireless Holdings. If the transaction with ALLTEL occurs, this entity will receive cash in consideration for its interest in Midwest Wireless Holdings. Following that, this entity will be dissolved and U.S. Cellular will be entitled to receive approximately $11.4 million in cash.

The net aggregate carrying value of U.S. Cellular’s investments in Midwest Wireless Communications and Midwest Wireless Holdings was approximately $21.2 million at December 31, 2005.

U.S. Cellular is a limited partner in Barat Wireless, L.P. (“Barat Wireless”), an entity which may participate in the auction of wireless spectrum designated by the FCC as Auction 66, which is scheduled to begin in August 2006. Barat Wireless intends to qualify as a “designated entity” and be eligible for discounts with respect to spectrum purchased in Auction 66.

Barat Wireless is in the process of developing its long-term business and financing plans. As of July 14, 2006, U.S. Cellular has made capital contributions and advances to Barat Wireless and/or its general partner of $79.9 million to provide initial funding of Barat Wireless’ participation in Auction 66.  U.S. Cellular will consolidate Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless, for financial reporting purposes, pursuant to the guidelines of FASB Interpretation No. 46R (“FIN 46R”), as U.S. Cellular anticipates absorbing a majority of Barat Wireless’ expected gains or losses. Pending finalization of Barat Wireless’ permanent financing plan, and upon request by Barat Wireless, U.S. Cellular may agree to make additional capital contributions and advances to Barat Wireless and/or its general partner.

United States Cellular Corporation and Subsidiaries

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

/s/ JOHN E. ROONEY	/s/ KENNETH R. MEYERS	/s/ STEVEN T. CAMPBELL
John E. Rooney	Kenneth R. Meyers	Steven T. Campbell
President (Chief Executive Officer)	Executive Vice President—Finance and Treasurer (Chief Financial Officer)	Vice President and Controller (Principal Accounting Officer)

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. U.S. Cellular’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. U.S. Cellular’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer’s assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of U.S. Cellular’s management, including its Chief Executive Officer and Chief Financial Officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2005 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management identified the following material weaknesses in internal control over financial reporting as of December 31, 2005:

1.    U.S. Cellular did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the financial reporting requirements and the complexity of U.S. Cellular’s operations and transactions. Further, U.S. Cellular did not have a sufficient number of qualified personnel to create, communicate and apply accounting policies and procedures in compliance with accounting principles generally accepted in the United States of America (GAAP).  This control deficiency contributed to the material weaknesses discussed in item 2 and item 3 below and the restatement of U.S. Cellular’s annual consolidated financial statements for 2004, 2003 and 2002, the interim consolidated financial statements for all quarters in 2004 and 2003, the interim consolidated financial statements for the first and second quarters of 2005, as well as adjustments, including audit adjustments, to the 2005 third quarter interim consolidated financial statements and the 2005 annual consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of substantially all accounts and disclosures that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

2.    U.S. Cellular did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes, including the determination of income tax expense, income taxes payable, liabilities accrued for tax contingencies and deferred income tax assets and liabilities. Specifically, U.S. Cellular did not have effective controls designed and in place to accurately calculate income tax expense and income tax payable, monitor the difference between the income tax basis and the financial reporting basis of assets and liabilities and reconcile the resulting basis difference to its deferred income tax asset and liability balances. This control deficiency resulted in the restatement of

U.S. Cellular’s annual consolidated financial statements for 2004, 2003 and 2002, the interim consolidated financial statements for all quarters in 2004 and 2003, the interim consolidated financial statements for the first and second quarters of 2005, as well as adjustments, including audit adjustments, to the 2005 third quarter interim consolidated financial statements and the 2005 annual consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

3.    U.S. Cellular did not maintain effective controls over the complete and accurate recording of leases. Specifically, effective controls were not designed and in place to ensure the accuracy of lease information, the use of appropriate lease terms including renewal option periods, calculation of rent expense on a straight-line basis for leases with escalation clauses and the complete and accurate accumulation of future lease commitments in conformity with GAAP.  This control deficiency affected rent expense, deferred liabilities and related lease disclosures and resulted in an audit adjustment to the disclosure of future minimum rental payments reflected in the 2005 annual consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

As a result of these material weaknesses identified, management has determined that  U.S. Cellular did not maintain effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Management has excluded the Kansas and Nebraska wireless markets ("markets") acquired from a subsidiary of ALLTEL Corporation from its assessment of internal control over financial reporting as of December 31, 2005 because the markets were acquired by U.S. Cellular in a purchase business combination during December 2005. The markets are wholly owned subsidiaries whose total assets and total revenues represent 3.2% and 0.1%, respectively, of the corresponding balances reflected in the consolidated financial statements as of and for the year ended December 31, 2005.

Management’s assessment of the effectiveness of U.S. Cellular’s internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

/s/ JOHN E. ROONEY	/s/ KENNETH R. MEYERS	/s/ STEVEN T. CAMPBELL
John E. Rooney	Kenneth R. Meyers	Steven T. Campbell
President (Chief Executive Officer)	Executive Vice President—Finance and Treasurer (Chief Financial Officer)	Vice President and Controller (Principal Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of United States Cellular Corporation:

We have completed integrated audits of United States Cellular Corporation’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits and the report of other auditors, are presented below.

Consolidated financial statements

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, common shareholders’ equity and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries (the “Company”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $108,400,000 and $94,700,000 as of December 31, 2005 and 2004, respectively, and equity earnings of $52,200,000, $41,800,000 and $29,900,000 for each of the three years in the period ended December 31, 2005. The financial statements of Los Angeles SMSA Limited Partnership as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for asset retirement costs as of January 1, 2003.

Internal control over financial reporting

Also, we have audited management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A, that United States Cellular Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, because of the effects of (1) the Company did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of the Company’s operations and transactions, (2) the Company did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes, including the determination of income tax expense, income taxes payable, liabilities accrued for tax contingencies and deferred income tax assets and liabilities, and (3) the Company did not maintain effective controls over the complete and accurate recording of leases, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of December 31, 2005:

1.               The Company did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the financial reporting requirements and the complexity of its operations and transactions. Further, the Company did not have a sufficient number of qualified personnel to create, communicate and apply accounting policies and procedures in compliance with accounting principles generally accepted in the United States of America (“GAAP”). This control deficiency contributed to the material weaknesses discussed in item 2 and item 3 below and the restatement of the Company’s annual consolidated financial statements for 2004, 2003 and 2002, the interim consolidated financial statements for all quarters in 2004 and 2003, the interim consolidated financial statements for the first and second quarters of 2005, as well as adjustments, including audit adjustments, to the 2005 third quarter interim consolidated financial statements and the 2005 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of substantially all accounts and disclosures that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

2.               The Company did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes, including the determination of income tax expense, income taxes payable, liabilities accrued for tax contingencies and deferred income tax assets and liabilities. Specifically, the Company did not have effective controls designed and in place to accurately calculate income tax expense and income tax payable, monitor the difference between the income tax basis and the financial reporting basis of assets and liabilities and reconcile the resulting basis difference to its deferred income tax asset and liability balances. This control deficiency resulted in the restatement of the Company’s annual consolidated financial statements for 2004, 2003 and 2002, the interim consolidated financial statements for all quarters in 2004 and 2003, the interim consolidated financial statements for the first and second quarters of 2005, as well as adjustments, including audit adjustments, to the 2005 third quarter interim consolidated financial statements and the 2005 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

3.               The Company did not maintain effective controls over the complete and accurate recording of leases. Specifically, effective controls were not designed and in place to ensure the accuracy of lease information, the use of appropriate lease terms including renewal option periods, calculation of rent expense on a straight-line basis for leases with escalation clauses and the complete and accurate accumulation of future lease commitments in conformity with GAAP. This control deficiency affected rent expense, deferred liabilities and related lease disclosures and resulted in an audit adjustment to the disclosure of future minimum rental payments reflected in the 2005 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2005 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

As described in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A, management has excluded the Kansas and Nebraska wireless markets acquired from a subsidiary of ALLTEL Corporation from its assessment of internal control over financial reporting as of December 31, 2005 because the markets were acquired by the Company in a purchase business combination during December 2005. The markets are wholly owned subsidiaries whose total assets and total revenues represent 3.2% and 0.1%, respectively, of the corresponding balances reflected in the consolidated financial statements as of and for the year ended December 31, 2005.

In our opinion, management’s assessment that United States Cellular Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, United States Cellular Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Chicago, Illinois
July 28, 2006

United States Cellular Corporation and Subsidiaries
Selected Consolidated Financial Data

Year Ended or at December 31,	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share amounts)
Operating Data
Service revenues	$2,831,571	$2,616,946	$2,418,922	$2,100,213	$1,825,933
Equipment sales	204,316	191,255	158,832	98,662	68,470
Operating revenues	3,035,887	2,808,201	2,577,754	2,198,875	1,894,403
Operating income	244,302	183,329	108,725	279,770	316,102
Investment income	68,433	63,758	51,088	42,192	42,586
Gain (loss) on investments	(4,849)	25,791	(5,200)	(295,454)	—
Income (loss) before income taxes and minority interest	234,260	194,825	94,836	(13,666)	330,941
Income (loss) before cumulative effect of accounting change	134,748	109,516	47,818	(25,738)	175,516
Cumulative effect of accounting change, net of tax	—	—	(14,346)	(8,560)	—
Net income (loss)	$134,748	$109,516	$33,472	$(34,298)	$175,516
Basic weighted average shares outstanding (000s)	86,775	86,244	86,136	86,086	86,200
Basic earnings per share from:
Income (loss) before cumulative effect of accounting change	$1.55	$1.27	$0.56	$(0.31)	$2.04
Cumulative effect of accounting change	—	—	(0.17)	(0.09)	—
Net income (loss)	$1.55	$1.27	$0.39	$(0.40)	$2.04
Diluted weighted average shares outstanding (000s)	87,464	86,736	86,602	86,086	89,977
Diluted earnings per share from:
Income (loss) before cumulative effect of accounting change	$1.54	$1.26	$0.56	$(0.31)	$2.01
Cumulative effect of accounting change	—	—	(0.17)	(0.09)	—
Net income (loss)	$1.54	$1.26	$0.39	$(0.40)	$2.01
Pro forma (a)
Net income (loss)	N/A	N/A	$47,818	$(37,400)	$173,121
Basic earnings (loss) per share	N/A	N/A	$0.56	$(0.43)	2.01
Diluted earnings (loss) per share	N/A	N/A	$0.56	$(0.43)	$1.99
Balance Sheet Data
Property, plant and equipment, net	$2,576,764	$2,440,720	$2,271,389	$2,150,357	$1,528,440
Investments
Licenses	1,362,263	1,228,801	1,231,363	1,247,197	858,791
Goodwill	471,617	445,212	449,550	524,038	493,269
Marketable equity securities	225,387	282,829	260,188	185,961	272,390
Unconsolidated entities	170,337	155,519	166,862	158,932	156,810
Total assets	5,434,028	5,180,035	4,954,744	4,787,342	3,755,004
Long-term debt (excluding current portion)	1,161,241	1,190,786	1,144,344	806,460	403,156
Common shareholders’ equity	$2,750,740	$2,589,597	$2,463,495	$2,408,797	$2,343,547
Current ratio (b)	0.83	1.03	0.71	0.46	0.70
Return on average equity (c)	5.0%	4.3%	2.0%	(1.1)%	7.7%

Results from previous years have been restated to conform to current period presentation.

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular’s business.

(a)             Pro forma amounts reflect the effect of the retroactive application of the change in accounting principle for the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations” in 2003. Therefore, no pro forma amounts are required in 2004 or 2005.

(b)            Current ratio is calculated by dividing current assets by current liabilities. These amounts are taken directly from the Consolidated Balance Sheets.

(c)             Return on average equity is calculated by dividing income (loss) before cumulative effect of accounting change by the average of the beginning and ending common shareholders’ equity. These amounts are taken from the Consolidated Statements of Operations and Consolidated Balance Sheets. The result is shown as a percentage.

United States Cellular Corporation and Subsidiaries
Consolidated Quarterly Information (Unaudited)

	Quarter Ended
	March 31	June 30	September 30	December 31
	(Dollars in thousands, except per share amounts)
2005
Operating revenues	$711,071	$741,965	$795,506	$787,345
Operating income	39,529	66,923	66,221	71,629
Gain (loss) on investments	551	—	—	(5,400)
Net income	$19,565	$38,077	$34,620	$42,486
Basic weighted average shares outstanding (000s)	86,405	86,708	86,904	87,073
Diluted weighted average shares outstanding (000s)	87,125	87,375	87,661	87,729
Basic earnings per share	$0.23	$0.44	$0.40	$0.49
Diluted earnings per share	$0.22	$0.44	$0.39	$0.48
Stock price (1)(2)
U.S. Cellular Common Shares
High	$50.26	$50.22	$56.60	$54.09
Low	41.20	42.00	49.42	48.67
Quarter-end close	$45.63	$49.94	$53.42	$49.40
2004
Operating revenues	$653,175	$705,590	$740,293	$709,143
Operating income	29,081	62,379	53,435	38,434
Gain (loss) on investments	—	(1,830)	—	27,621
Net income	$9,404	$34,430	$27,593	$38,089
Basic weighted average shares outstanding (000s)	86,153	86,199	86,278	86,344
Diluted weighted average shares outstanding (000s)	86,704	86,653	86,797	86,890
Basic earnings per share	$0.11	$0.40	$0.32	$0.44
Diluted earnings per share	$0.11	$0.40	$0.32	$0.44
Stock price(1)(2)
U.S. Cellular Common Shares
High	$43.49	$39.80	$44.15	$46.16
Low	34.53	32.30	35.90	41.01
Quarter-end close	$38.65	$38.55	$43.15	$44.76

(1)             The high, low and closing sales prices of U.S. Cellular’s Common Shares as reported by the American Stock Exchange.

(2)             U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular’s business.

United States Cellular Corporation and Subsidiaries

Five-Year Statistical Summary

Year Ended or at December 31,	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share and per customer amounts)
Market and Customer Statistics
Consolidated markets (a)	189	175	182	178	168
Wireless customers	5,482,000	4,945,000	4,409,000	4,103,000	3,461,000
Total population (b)	45,244,000	44,391,000	46,267,000	41,048,000	28,632,000
Market penetration	12.12%	11.14%	9.53%	10.00%	12.09%
Net customer additions	477,000	627,000	447,000	310,000	354,000
Post-pay churn rate per month	1.5%	1.5%	1.5%	1.8%	1.7%
Average monthly service revenue per customer (c)	$45.32	$46.61	$47.29	$47.28	$46.26
Average monthly local minutes of use per customer	625	539	422	304	216
Marketing cost per gross customer addition	$460	$403	$380	$365	$322
Operating Statistics
System operations expense per customer per month	$9.64	$10.02	$11.30	$11.11	$10.68
As a percent of service revenues	21.3%	21.5%	23.9%	23.5%	23.1%
Cell sites in service	5,428	4,856	4,184	3,914	2,925
Capital expenditures and system development costs	$586,575	$656,243	$630,864	$732,376	$503,399
General and administrative expense per customer per month	$13.00	$13.46	$13.46	$11.73	$11.01
Number of full-time equivalent employees	7,300	6,725	6,225	6,100	5,150
Operating income	$244,302	$183,329	$108,725	$279,770	$316,102
Operating income as a percent of service revenues	8.6%	7.0%	4.5%	13.3%	17.3%
Balance Sheet Information
Property, plant and equipment before depreciation	$4,653,292	$4,133,471	$3,655,388	$3,289,472	$2,423,197
Investment in licenses and goodwill	1,833,880	1,674,013	1,680,913	1,771,235	1,352,060
Total assets	5,434,028	5,180,035	4,954,744	4,787,342	3,755,004
Total debt outstanding (includes forward contracts)	1,296,241	1,160,786	1,252,344	1,311,660	667,156
Common Shares outstanding (000’s)	55,046	55,046	55,046	55,046	55,046
Series A Common Shares outstanding (000’s)	33,006	33,006	33,006	33,006	33,006
Common shareholders’ equity	$2,750,740	$2,589,597	$2,463,495	$2,408,797	$2,343,547
Return on average equity (d)	5.0%	4.3%	2.0%	(1.1)%	7.7%

(a)             Markets whose results are included in U.S. Cellular’s consolidated operating results.

(b)            Total population amounts for 2005-2001 are based on previous year Claritas estimates.

(c)             The numerator of this calculation consists of service revenues for the respective 12-month period divided by 12. The denominator consists of the average number of U.S. Cellular wireless customers.

(d)            Return on average equity is calculated by dividing Income (loss) before cumulative effect of accounting change by the average of the beginning and ending Common shareholders’ equity. These amounts are taken from the Consolidated Statements of Operations and Consolidated Balance Sheets. The result is shown as a percentage.

United States Cellular Corporation and Subsidiaries

Shareholder Information

STOCK AND DIVIDEND INFORMATION

U.S. Cellular’s Common Shares are listed on the American Stock Exchange under the symbol “USM” and in the newspapers as “US Cellu.” As of May 31, 2006, the Company’s Common Shares were held by 405 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular’s business.

INVESTOR RELATIONS

Our annual report, Form 10-K, prospectuses and news releases are available to our investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Investors may also access these and other reports through the About Us/Investor Relations portion of the U.S. Cellular web site (http://www.uscellular.com).

Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

Kevin C. Gallagher, Vice President and Corporate Secretary
c/o Telephone and Data Systems, Inc.
30 N. LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5301 • 312.630.1935 (fax)
kevin.gallagher@teldta.com

General inquiries by our investors, securities analysts and other members of the investment community should be directed to:

Kenneth R. Meyers, Executive Vice President—Finance
Chief Financial Officer and Treasurer
United States Cellular Corporation
773.399.8900 • 773.399.8936 (fax)

Mark A. Steinkrauss, Vice President—Corporate Relations
Telephone and Data Systems, Inc.
312.592.5384 • 312.630.1908 (fax)
mark.steinkrauss@teldta.com

DIRECTORS AND EXECUTIVE OFFICERS

See “Election of Directors” and “Executive Officers” sections of the Proxy Statement for the 2006 Annual Meeting.

PRINCIPAL COUNSEL

Sidley Austin LLP, Chicago, Illinois

TRANSFER AGENT

ComputerShare Investor Services
2 North LaSalle Street, 3rd Floor
Chicago, IL 60602
877.337.1575

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

Visit U.S. Cellular’s web site at www.uscellular.com.