Form 10-K/A, Exhibit 13
period 2005-12-31
UNITED STATES CELLULAR CORP
filed 2007-02-23
CIK 821130

United States Cellular Corporation and Subsidiaries
Management’s Discussion and Analysis of Financial Condition and Results of Operations

United States Cellular Corporation (“U.S. Cellular”) owns, operates and invests in wireless markets throughout the United States. U.S. Cellular is an 81.3%-owned subsidiary of Telephone and Data Systems, Inc. (“TDS”).

The following discussion and analysis should be read in conjunction with U.S. Cellular’s audited consolidated financial statements included herein and the description of U.S. Cellular’s business included in Item 1 in the U.S. Cellular Annual Report on Form 10-K/A for the year ended December 31, 2005.

Restatement

U.S. Cellular and its audit committee concluded on November 6, 2006, that U.S. Cellular would amend its Annual Report on Form 10-K for the year ended December 31, 2005 to restate its financial statements and financial information for each of the three years in the period ended December 31, 2005, including quarterly information for 2005 and 2004 and certain selected financial data for 2002.  U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 to restate the financial statements and financial information included therewith.

The restatement adjustments are described below.

•                  Forward contracts and related derivative instruments - In reviewing the accounting and disclosure of its prepaid forward contracts, U.S. Cellular concluded that its continued designation of the embedded collars within the forward contracts as cash flow hedges of marketable equity securities was not appropriate.  U.S. Cellular did not contemporaneously de-designate, re-designate, and assess hedge effectiveness when the embedded collars were contractually modified for differences between the actual and expected dividend rates on the underlying securities in 2002.  As a result, the embedded collars no longer qualified for cash flow hedge accounting treatment upon the modification of the terms of the collars for changes in dividend rates and, from that point forward, must be accounted for as derivative instruments that do not qualify for cash flow hedge accounting treatment.  Accordingly, all changes in the fair value of the embedded collars from the time of the contractual modification of each collar must be recognized in the statement of operations.  The restatement adjustments represent reclassifications of unrealized gains or losses related to changes in the fair value of the embedded collars from other comprehensive income or loss, included in common shareholders’ equity, to the statement of operations.

•                  Contracts with maintenance and support services – U.S. Cellular entered into certain equipment and software contracts that included maintenance and support services.  In one case, U.S. Cellular did not properly allocate expenditures between equipment purchases and maintenance and support services.  In other cases, U.S. Cellular did not properly record fees for maintenance and support services over the specified term of the agreement.  The restatement adjustments properly record property, plant and equipment, related depreciation expense and fees for maintenance and support services in the correct periods.

•      Classification of Asset Retirement Obligation on the Statement of Cash Flows – The additions to property, plant and equipment and other deferred liabilities representing additional asset retirement obligations (“ARO”) should be treated as non-cash items in the statement of cash flows.  From 2004 through the second quarter of 2006, U.S. Cellular included additional ARO liabilities as a change in other assets and liabilities in cash flows from operating activities and the increase in the ARO asset balance as a capital expenditure in cash flows from investing activities resulting in an overstatement of cash flows from operating activities and an overstatement of cash flows required by investing activities.  In the restatement, adjustments were recorded in the statement of cash flows to offset the change in ARO liabilities against the ARO asset. The reduction in the change in other assets and liabilities in cash flows from operating activities and the reduction in additions to property, plant and equipment in cash flows from investing activities totaled $7.9 million and $5.4 million in 2005 and 2004, respectively.

•                  Income taxes – U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group.  In the restatement, U.S. Cellular adjusted its income tax expense, income taxes payable, goodwill, deferred income tax assets and liabilities and related disclosures for the years ended December 31, 2005, 2004, 2003 and 2002 for items identified based on its annual analysis reconciling its 2005 income tax expense and income tax balance sheet accounts as determined in its comparison of the 2005 year-end income tax provision to the 2005 federal and state income tax returns. These adjustments included corrections for certain accounts that had not previously been included in the financial reporting basis used in determining the cumulative temporary differences in computing deferred income tax assets and liabilities, as well as adjustments to certain cumulative temporary differences that had historically been incorrectly associated with operating license assets which, in this restatement, have been correctly classified as investments in partnership assets.  Accordingly, the company has adjusted the deferred tax liabilities related to these assets.  Goodwill was adjusted by $9.6 million to record the income tax effect of the difference between the financial reporting basis and the income tax basis of certain acquisitions made prior to 2004.

•                  Property, plant and equipment – U.S. Cellular did not properly record certain transfers and disposals of equipment removed from service.  Also, U.S. Cellular did not properly record depreciation expense for certain leasehold improvements and other equipment due to the use of incorrect asset lives.  The restatement adjustments properly record equipment disposals and depreciation expense in the correct amounts and periods.

•                  Other items – In addition to the adjustments described above, U.S. Cellular recorded a number of other adjustments to correct and record revenues, expenses and equity in earnings of unconsolidated entities in the periods in which such revenues, expenses and equity in earnings of unconsolidated entities were earned or incurred. Adjustments were also made to certain balance sheet amounts.  These individual adjustments were not material.

The table below summarizes the impact on income before income taxes, minority interest and cumulative effect of accounting change as a result of the restatement.

				Prior to
	2005	2004	2003	2003
	(Increase (decrease) dollars in thousands)
Income Before Income Taxes, Minority Interest and Cumulative Effect of Accounting change, as previously reported	$234,260	$194,825	$94,836
Forward contracts and related derivative instruments	44,977	(15,061)	(47,026)	(13,187)
Contracts with maintenance and support services	(428)	(13,165)	—	—
Property, plant and equipment	(1,675)	(4,649)	(1,996)	(781)
Other items	(15,787)	(2,481)	(983)	4,166
Total adjustment	27,087	(35,356)	(50,005)	$(9,802)
Income Before Income Taxes, Minority Interest and Cumulative Effect of Accounting change, as restated	$261,347	$159,469	$44,831

The table below summarizes the impact on net income and diluted earnings per share as a result of the restatement.

	2005		2004		2003		Prior to 2003
	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)
	(Increase (decrease) dollars in thousands, except per share amounts)
As previously reported	$134,748	$1.54	$109,516	$1.26	$33,472	$0.39
Forward contracts and related derivative instruments	28,425	0.32	(9,494)	(0.11)	(29,763)	(0.34)	$(8,346)
Contracts with maintenance and support services	(202)	—	(7,673)	(0.09)	—	—	—
Income taxes	2,233	0.03	2,382	0.03	2,618	0.03	4,195
Property, plant and equipment	(1,061)	(0.01)	(2,701)	(0.03)	(1,132)	(0.01)	(447)
Other items	(9,192)	(0.11)	(1,281)	(0.01)	(678)	(0.02)	3,238
Total adjustment	20,203	0.23	(18,767)	(0.21)	(28,955)	(0.34)	$(1,360)
As restated	$154,951	$1.77	$90,749	$1.05	$4,517	$0.05

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

Operating Results

U.S. Cellular’s operating income increased 42% in 2005 and 53% in 2004. The increase in operating income in 2005 primarily reflected increases in service revenues and gains on sales of assets.  The increase in 2004 primarily reflected increases in revenues and gains on sales of assets and the absence of losses on impairments and sales of assets compared to 2003. Increased revenues in both years were primarily driven by growth in the number of customers served by U.S. Cellular’s systems. Operating income margin (as a percent of service revenues) was 8.2% in 2005, 6.2% in 2004 and 4.4% in 2003.

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

Financing Initiatives

U.S. Cellular had cash and cash equivalents totaling $29.0 million and $564.7 million of availability under its revolving credit facilities as of December 31, 2005. U.S. Cellular is also generating substantial cash flows from operations. Cash flows from operating activities totaled $630.2 million in 2005, $546.0 million in 2004 and $671.3 million in 2003. U.S. Cellular believes that cash on hand, expected future cash flows from operating activities and sources of external financing provide substantial financial flexibility and are sufficient to permit U.S. Cellular to finance its contractual obligations and anticipated capital expenditures for the foreseeable future.

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

See “Financial Resources” and “Liquidity and Capital Resources.”

RESULTS OF OPERATIONS

Following is a table of summarized operating data for U.S. Cellular’s consolidated operations:

December 31, (1a)	2005	2004	2003
Total market population (2)	45,244,000	44,391,000	46,267,000
Customers (3)	5,482,000	4,945,000	4,409,000
Market penetration(4)	12.12%	11.14%	9.53%
Total full-time equivalent employees	7,300	6,725	6,225
Cell sites in service	5,428	4,856	4,184

For the Year Ended December 31, (1b)	2005	2004	2003

Net customer additions(5)	477,000	627,000	447,000
Net retail customer additions(5)	411,000	464,000	337,000
Average monthly service revenue per customer (6) (As Restated)	$45.24	$46.58	$47.31
Post-pay churn rate per month (7)	1.5%	1.5%	1.5%
Sales and marketing cost per gross customer addition (8) (As Restated)	$460	$403	$381

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

(6)          Management uses this measurement to assess the amount of service revenue U.S. Cellular generates each month on a per unit basis. Variances in this measurement are monitored and compared to variances in expenses on a per unit basis. Average monthly service revenue per customer is calculated as follows:

Year Ended or at December 31,	2005	2004	2003
	(As Restated)	(As Restated)	(As Restated)
Service revenues (000s)	$2,827,022	$2,615,163	$2,420,359
Divided by average customers during period (000s)	5,207	4,679	4,263
Divided by twelve months in each period	12	12	12
Average monthly revenue per customer	$45.24	$46.58	$47.31

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

(8)          For a discussion of the components of this calculation, see “Operating Expenses – Selling, General and Administrative.”

Operating Revenues

Year Ended December 31, (Dollars in thousands)	2005	2004	2003
	(As Restated)	(As Restated)	(As Restated)
Retail service	$ 2,481,565	$2,269,497	$2,028,531
Inbound roaming	145,026	171,600	221,536
Long-distance and other	200,431	174,066	170,292
Service Revenues	2,827,022	2,615,163	2,420,359
Equipment sales	203,743	191,255	157,451
Total Operating Revenues	$3,030,765	$2,806,418	$2,577,810

Operating revenues increased $224.4 million, or 8%, to $3,030.8 million in 2005 from $2,806.4 million in 2004 and increased $228.6 million, or 9%, in 2004 from $2,577.8 million in 2003.

Service revenues increased $211.8 million, or 8%, to $2,827.0 million in 2005 from $2,615.2 million in 2004, and increased $194.8 million, or 8%, from $2,420.4 million in 2003. Service revenues primarily consist of: (i) charges for access, airtime, roaming, recovery of regulatory costs and value-added services, including data products and services, provided to U.S. Cellular’s retail customers and to end users through third party resellers (“retail service”); (ii) charges to other wireless carriers whose customers use U.S. Cellular’s wireless systems when roaming (“inbound roaming”); and (iii) charges for long-distance calls made on U.S. Cellular’s systems.  The increases in service revenues in both years were primarily due to the growth in the number of retail customers in each year. Monthly service revenue per customer averaged $45.24 in 2005, $46.58 in 2004 and $47.31 in 2003.

Retail service revenues increased $212.1 million, or 9%, to $2,481.6 million in 2005 from $2,269.5 million in 2004, and increased $241.0 million, or 12%, in 2004 from $2,028.5 million in 2003. Growth in U.S. Cellular’s average customer base of 11% and 10% in 2005 and 2004, respectively, was the primary reason for the increases in retail service revenues in both years. Average monthly retail service revenues per customer decreased 2% to $39.72 in 2005 from $40.42 in 2004 and increased 2% in 2004 from $39.65 in 2003.

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

Equipment sales revenues increased $12.4 million, or 7%, to $203.7 million in 2005 from $191.3 million in 2004, and increased $33.8 million, or 21%, in 2004 from $157.5 million in 2003.  Equipment sales revenues include revenues from sales of handsets and related accessories to both new and current customers, as well as revenues from sales of handsets to agents. All equipment sales revenues are reported net of anticipated rebates.

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

Operating Expenses

Year Ended December 31, (Dollars in thousands)	2005	2004	2003
	(As Restated)	(As Restated)	(As Restated)

System operations (excluding depreciation shown below)	$ 604,093	$ 574,125	$ 578,519
Cost of equipment sold	511,939	486,605	355,139
Selling, general and administrative	1,217,709	1,091,347	1,007,622
Depreciation	465,097	454,654	376,931
Amortization and accretion	45,390	47,910	57,564
Loss on impairment of intangible assets	—	—	49,595
(Gain) loss on sales of assets	(44,660)	(10,806)	45,908
Total Operating Expenses	$2,799,568	$2,643,835	$2,471,278

Operating expenses increased $155.8 million, or 6%, to $2,799.6 million in 2005 from $2,643.8 million in 2004, and increased $172.5 million, or 7%, in 2004 from $2,471.3 million in 2003.

System operations expenses (excluding depreciation) increased $30.0 million, or 5%, to $604.1 million in 2005 from $574.1 million in 2004, and decreased $4.4 million, or 1%, in 2004 from $578.5 million in 2003. System operations expenses include charges from landline telecommunications service providers for U.S. Cellular’s customers’ use of their facilities, costs related to local interconnection to the landline network, charges for maintenance of U.S. Cellular’s network, long-distance charges, outbound roaming expenses and payments to third-party data product and platform developers.

The components of system operations expenses were as follows:

•      maintenance, utility and cell site expenses increased $23.6 million, or 12%, in 2005 and $25.2 million, or 15% in 2004, primarily driven by increases in the number of cell sites within U.S. Cellular’s network. The number of cell sites totaled 5,428, 4,856 and 4,184 in 2005, 2004 and 2003, respectively, as U.S. Cellular continued to grow by expanding and enhancing coverage in its existing markets and also by launching operations in new markets;

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

Selling, general and administrative expenses increased $126.4 million, or 12%, to $1,217.7 million in 2005 from $1,091.3 million in 2004, and increased $83.7 million, or 8%, in 2004 from $1,007.6 million in 2003. Selling, general and administrative expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent commissions and related expenses; corporate marketing, merchandise management and telesales department salaries and expenses; advertising; and public relations expenses. Selling, general and administrative expenses also include the costs of operating U.S. Cellular’s customer care centers, the non-network costs of serving customers and the majority of U.S. Cellular’s corporate expenses.

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

2005 -

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

2004 –

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

Sales and marketing cost per gross customer activation totaled $460 in 2005, $403 in 2004 and $381 in 2003. The increases in both years were primarily due to increased handset subsidies, advertising expenses and sales employee-related expenses.

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

Below is a summary of sales and marketing cost per gross customer activation for each period:

Year ended December 31, (Dollars in thousands, except per customer amounts)	2005	2004	2003
	(As Restated)	(As Restated)	(As Restated)

Components of cost:
Selling, general and administrative expenses related to the acquisition of new customers (1)	$551,236	$496,436	$429,149
Cost of equipment sold to new customers (2)	385,715	346,052	248,528
Less equipment sales revenues from new customers (3)	(228,095)	(214,696)	(160,859)
Total cost	$708,856	$627,792	$516,818
Gross customer activations (000s) (4)	1,540	1,557	1,357
Sales and marketing cost per gross customer activation	$460	$403	$381

(1)          Selling, general and administrative expenses related to the acquisition of new customers are reconciled to reported selling, general and administrative expenses as follows:

Year ended December 31, (Dollars in thousands)	2005	2004	2003
	(As Restated)	(As Restated)	(As Restated)

Selling, general and administrative expenses, as reported	$1,217,709	$1,091,347	$1,007,622
Less expenses related to serving and retaining customers	(666,473)	(594,911)	(578,473)
Selling, general and administrative expenses related to the acquisition of new customers	$551,236	$496,436	$429,149

(2)          Cost of equipment sold to new customers is reconciled to reported cost of equipment sold as follows:

Year ended December 31, (Dollars in thousands)	2005	2004	2003

Cost of equipment sold as reported	$511,939	$486,605	$355,139
Less cost of equipment sold related to the retention of existing customers	(126,224)	(140,553)	(106,611)
Cost of equipment sold to new customers	$385,715	$346,052	$248,528

(3)          Equipment sales revenues from new customers is reconciled to reported equipment sales revenues as follows:

Year ended December 31, (Dollars in thousands)	2005	2004	2003
	(As Restated)		(As Restated)

Equipment sales revenues, as reported	$203,743	$191,255	$157,451
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(30,118)	(27,267)	(27,328)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	54,470	50,708	30,736
Equipment sales revenues from new customers	$228,095	$214,696	$160,859

(4)          Gross customer activations represent customers added to U.S. Cellular’s customer base, during the respective periods presented, through its marketing distribution channels.

Monthly general and administrative expenses per customer, including the net costs related to the renewal or upgrade of service contracts of existing U.S. Cellular customers (“net customer retention costs”), decreased 3% to $13.08 in 2005 from $13.52 in 2004 and increased from $13.46 in 2003. The decrease in 2005 reflected reductions in handset subsidies related to retention transactions and bad debts expense, as well as an increase of 11% in the average customer base. In 2004, an increase in handset subsidies related to retention transactions was offset by the effects of a reduction in bad debts expense and an increase of 10% in the average customer base.

Management uses the “monthly general and administrative expenses per customer” measurement to assess the cost of serving and retaining its customers on a per-unit basis.

This measurement is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31, (Dollars in thousands, except per customer amounts)	2005	2004	2003
	(As Restated)	(As Restated)	(As Restated)

Components of cost (1):
Selling, general and administrative expenses, as reported	$ 1,217,709	$ 1,091,347	$ 1,007,622
Less selling, general and administrative expenses related to the acquisition of new customers	(551,236)	(496,436)	(429,149)
Add cost of equipment sold related to the retention of existing customers	126,224	140,553	106,611
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(30,118)	(27,267)	(27,328)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	54,470	50,708	30,736
Net cost of serving and retaining customers	$ 817,049	$ 758,905	$ 688,492
Divided by average customers during period (000s) (2)	5,207	4,679	4,263
Divided by twelve months in each period	12	12	12
Average monthly general and administrative expenses per customer	$ 13.08	$ 13.52	$ 13.46

(1)          These components were previously identified in the table which calculates sales and marketing cost per customer activation and related footnotes.

(2)          Average customers for each respective period as previously listed in footnote 5 to the table of summarized operating data.

Depreciation, amortization and accretion expense increased $7.9 million, or 2%, to $510.5 million in 2005 from $502.6 million in 2004, and increased $68.1 million, or 16%, from $434.5 million in 2003.

Depreciation expense increased $10.4 million, or 2%, to $465.1 million in 2005 from $454.7 million in 2004, and increased $77.8 million, or 21%, from $376.9 million in 2003. The increases in both years reflect rising average fixed asset balances, which increased 12% in 2005 and 12% in 2004. Increased fixed asset balances in both 2005 and 2004 resulted from the following factors:

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

In 2005, additional depreciation expense was recorded related to the following:

•      $15.3 million of writedowns of fixed assets related to the disposal of assets or trade-in of older assets for replacement assets; and

•      $5.1 million of writedowns of certain Time Division Multiple Access (“TDMA”) digital radio equipment related to its disposal or consignment for future sale. This writedown was necessary to reduce the book value of the assets to be sold to their estimated proceeds from disposition.

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

•      a reduction of useful lives of certain TDMA radio equipment, switch software and antenna equipment, which increased depreciation expense $17.2 million;

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

Amortization and accretion expense decreased $2.5 million, or 5%, to $45.4 million in 2005 from $47.9 million in 2004, and decreased $9.7 million, or 17%, from $57.6 million in 2003.

The decrease in 2005 primarily represents a $2.4 million decrease in amortization of customer list intangible assets acquired in various transactions since 2002. The decrease in 2004 was primarily caused by a $8.6 million decrease in amortization related to the customer list intangible assets and other amortizable assets acquired in the Chicago market transaction during 2002. Customer list intangible assets are amortized using the double declining balance method in the first year, switching to the straight-line method in subsequent years.

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

Operating Income

Operating income increased $68.6 million, or 42%, to $231.2 million in 2005, from $162.6 million in 2004, and increased $56.1 million, or 53%, from $106.5 million in 2003. The operating income margins (as a percent of service revenues) were 8.2% in 2005, 6.2% in 2004 and 4.4% in 2003.

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

The following are U.S. Cellular’s estimates of full-year 2006 service revenues; depreciation, amortization and accretion expenses; operating income; and net retail customer activations. Except for disclosed changes, such estimates are based on U.S. Cellular’s currently owned and operated markets because the effect of any possible future acquisition or disposition activity cannot be predicted with accuracy or certainty. The following estimates were updated by U.S. Cellular on July 28, 2006. Such forward-looking statements should not be assumed to be accurate as of any future date. U.S. Cellular undertakes no duty to update such information whether as a result of new information, future events or otherwise.

	2006 Estimated Results	2005 Actual Results
(As Restated)
Service revenues	Approx. $3.2 billion	$2.83 billion
Depreciation, amortization and accretion expenses	$585 million	$510.5 million
Operating income (1)	$250-300 million	$231.2 million
Net retail customer activations	370,000 - 400,000	411,000

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

Investment and Other Income (Expense) primarily includes equity in earnings from unconsolidated entities, interest and dividend income, fair value adjustment of derivative instruments, gain (loss) on investments and interest expense. Investment and other income (expense) totaled $30.2 million in 2005, $(3.1) million in 2004 and $(61.7) million in 2003.

Equity in earnings from unconsolidated entities totaled $66.7 million in 2005, $64.2 million in 2004 and $50.4 million in 2003. Equity in earnings from unconsolidated entities represents U.S. Cellular’s share of net income from the markets managed by others that are accounted for by the equity method.

U.S. Cellular follows the equity method of accounting for minority interests in which its ownership interest equals or exceeds 20% for corporations and is greater than 3% to 5% for partnerships and limited liability companies.

U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership meets certain “significance” tests pursuant to Rule 3-09 of SEC Regulation S-X, contributing $52.2 million, $41.8 million and $29.9 million to equity in earnings from unconsolidated entities in 2005, 2004 and 2003, respectively.

Interest and dividend income totaled $9.7 million in 2005, $10.8 million in 2004 and $4.7 million in 2003. Dividend income increased $2.3 million in 2005 and 2004 due to increases in dividend income received in both years related to U.S. Cellular’s investment in Vodafone Group Plc (“Vodafone”). Interest income decreased $1.7 million in 2005 and increased $3.6 million in 2004. In 2004, a tax refund claim generated $3.8 million of interest income.

Fair value adjustment of derivative instruments totaled a gain of $45.0 million in 2005, a loss of $15.1 million in 2004 and a loss of $47.0 million in 2003.  Fair value adjustment of derivative instruments reflects the change in the fair value of the bifurcated embedded collars within the forward contracts related to the Vodafone marketable equity securities not designated as a hedge.  The changes in fair value of the embedded collars during cash flow hedge designation are recorded to other comprehensive income. When the collars were de-designated in the cash flow hedge, subsequent changes in fair value are recognized in the Consolidated Statement of Operations, along with the related income tax effects. The accounting for the embedded collars as derivative instruments not designated in a hedging relationship results in increased volatility in the results of operations, as fluctuation in the market price of the underlying Vodafone marketable equity securities results in changes in the fair value of the embedded collars being recorded in the Consolidated Statements of Operations.

Interest expense totaled $84.9 million in 2005, $86.2 million in 2004 and $64.6 million in 2003. Interest expense is summarized by related debt instrument in the following table:

Year Ended December 31, (Dollars in millions)	2005	2004	2003

6.7% senior notes	$37.1	$33.7	$2.0
7.25% senior notes	—	11.6	18.5
7.5% senior notes	25.0	13.5	—
8.75% senior notes	11.4	11.4	11.4
8.1% Intercompany note (1)	—	0.9	8.6
6% Liquid Yield Option Notes	—	5.9	9.4
Revolving credit facilities	3.1	3.2	9.8
Forward contracts (2)	6.2	3.2	2.9
Other	2.1	2.8	2.0
Total Interest Expense	$84.9	$86.2	$64.6

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

Gain (loss) on investments totaled a loss of $6.2 million in 2005, a gain of $25.8 million in 2004 and a loss of $5.2 million in 2003.  The loss in 2005 reflects a $6.8 million impairment loss recorded related to U.S. Cellular’s minority investment in a wireless market that it accounts for using the equity method and a $0.6 million gain related to a working capital adjustment recorded on the investments sold to ALLTEL in November 2004.

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

Income Taxes

Income tax expense totaled $95.9 million in 2005, $59.0 million in 2004 and $14.8 million in 2003.  The corresponding effective tax rates were 36.7%% in 2005, 37.0% in 2004 and 33.0% in 2003.

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

•      Tax benefit of $2.6 million was recorded on the loss on impairment of an unconsolidated investment.

•      Tax expense of $16.6 million was recorded on the fair value of adjustment of derivative instruments.

2004

•      Tax expenses of $22.6 million were recorded on gains from the sale of assets to ALLTEL and to AT&T Wireless.

•      Tax benefit of $5.6 million was recorded on the fair value of adjustment of derivative instruments.

2003

•      Tax benefits of $19.2 million were recorded on (gain) loss on assets of operations held for sale.

•      Tax benefit of $19.3 million was recorded on loss on impairment of intangible assets.

•      Tax benefit of $1.6 million was recorded on loss on investments.

•      Tax benefit of $17.3 million was recorded on the fair value of adjustment of derivative instruments.

The effective income tax rate excluding the items listed above was 36.0% in 2005, 30.9% in 2004 and 37.5% in 2003.  The 2004 effective tax rate includes the effects of settlements of several tax issues in 2004. During 2004, the Internal Revenue Service (“IRS”) substantially completed its audit of U.S. Cellular’s federal income tax returns (through its parent company, TDS) for the tax years 1997 – 2001 and claims for research tax credits for the years 1995 – 2001.  Primarily based on the preliminary results of the audit, U.S. Cellular reduced its accrual for audit contingency by $8.4 million in 2004.

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

Net Income

Net income totaled $155.0 million in 2005, $90.7 million in 2004 and $4.5 million in 2003.  Basic earnings per share was $1.79 in 2005, $1.05 in 2004 and $0.05 in 2003. Diluted earnings per share was $1.77 in 2005, $1.05 in 2004 and $0.05 in 2003. In both 2005 and 2004, increases in net income and earnings per share were attributable to higher Operating Income and higher Investment and Other Income.

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

Year Ended December 31, (Dollars in thousands)	2005	2004	2003
	(As Restated)	(As Restated)

Cash flows from (used in):
Operating activities	$630,159	$545,952	$671,329
Investing activities	(766,794)	(500,043)	(599,073)
Financing activities	124,576	(14,876)	(77,283)
Net increase (decrease) in cash and cash equivalents	$(12,059)	$31,033	$(5,027)

Cash flows from operating activities provided $630.2 million in 2005, $546.0 million in 2004 and $671.3 million in 2003.

Excluding changes in assets and liabilities, cash flows from operating activities totaled $697.5 million in 2005, $609.6 million in 2004 and $675.2 million in 2003. Cash distributions from wireless entities in which U.S. Cellular has a minority interest provided $52.1 million in 2005, $46.4 million in 2004 and $44.9 million in 2003.  Also, included in the adjustments to reconcile net income to net cash provided by operating activities in 2004 is a deduction for the payment of $68.1 million of accreted interest on the repayment of the Liquid Yield Option Notes.

Changes in assets and liabilities from operations required $67.3 million in 2005, $63.6 million in 2004 and $3.9 million in 2003, primarily reflecting increases in overall working capital required to support higher levels of business activity, as well as timing differences in the payment of accounts payable and accrued taxes and the receipt of accounts receivable. Income taxes and interest paid totaled $141.2 million in 2005, $54.7 million in 2004 and $22.3 million in 2003.

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

Cash used for property, plant and equipment (“PP&E”) and system development expenditures totaled $576.5 million in 2005, $636.1 million in 2004 and $630.9 million in 2003. These expenditures were financed primarily with internally generated cash and borrowings from U.S. Cellular’s revolving credit facilities. These expenditures were made to fund  the construction of 431, 840 and 507 new cell sites in 2005, 2004 and 2003, respectively, as well as increases in capacity in existing cell sites and switches, the remodeling of new and existing retail stores and costs related to the development of U.S. Cellular’s office systems. In 2004 and 2003, PP&E expenditures included approximately $13 million and $58 million, respectively, for the migration to a single digital equipment platform. Other PP&E in all three years included significant amounts related to the replacement of retired assets.

Cash required for acquisitions and received from divestitures required $188.6 million and provided $0.6 million in 2005, required $49.8 million and provided $184.9 million in 2004 and required $2.3 million and provided $31.2 million in 2003.  In 2005, U.S. Cellular’s consolidated subsidiary, Carroll Wireless, paid $120.9 million to the FCC to complete the payment for the licenses in which it was the winning bidder in the FCC’s Auction 58. Carroll Wireless deposited $9.0 million with the FCC related to wireless spectrum Auction 58 in 2004, prior to the commencement of the auction in early 2005.

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

Revolving Credit Facility

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

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and represent certain matters at the time of each borrowing. On April 19, 2004, December 22, 2004 and November 10, 2005, U.S. Cellular announced that it would restate certain financial statements. The restatements resulted in defaults under the revolving credit facility.  U.S. Cellular was not in violation of any covenants that require it to maintain certain financial ratios.  U.S. Cellular did not fail to make any scheduled payments under such revolving credit facility.  U.S. Cellular received waivers from the lenders associated with the revolving credit facility, under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements.

As disclosed in Restatement above, U.S. Cellular and its audit committee concluded on November 6, 2006 to restate the Consolidated Financial Statements as of and for the three years ended December 31, 2005. U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 to restate the consolidated financial statements and financial information included therewith. The restatement resulted in a default under the revolving credit facility.  U.S. Cellular was not in violation of any covenants that require it to maintain certain financial ratios.  U.S. Cellular did not fail to make any scheduled payments under such revolving credit facility.  U.S. Cellular received waivers from the lenders associated with the credit agreement, under which the lenders agreed to waive any defaults that may have occurred as a result of the restatement. The waivers require the Form 10-K/A for the year ended December 31, 2005, the Forms 10-Q/A for the quarterly periods ended March 31, 2006 and June 30, 2006 and the Form 10-Q for the quarterly period  ended September 30, 2006 to be filed by March 14, 2007.

On October 26, 2006, Standard & Poor’s Rating Services lowered its credit ratings on U.S. Cellular to BBB+ from A-.  The outlook was stable.  On November 7, 2006, Standard & Poor’s Rating Services lowered its credit ratings on U.S. Cellular to BBB from BBB+.  The ratings were placed on CreditWatch with negative implications. On February 13, 2007, Standard & Poor’s Rating Services lowered its credit rating on U.S. Cellular to BBB- from BBB.  The ratings remain on Credit Watch with negative implications. The credit ratings by Moody’s Investors Service remain Baa3 – under review for possible further downgrade.  The credit ratings by Fitch remain BBB+ on ratings watch negative.

Intercompany Note

U.S. Cellular and its audit committee concluded on November 9, 2005 to restate the Consolidated Financial Statements for each of the three years ended December 31, 2004 and for the first and second quarters of 2005. The restatements were filed on April 26, 2006. The restatement resulted in defaults under the revolving credit facility and U.S. Cellular was unable to make borrowings thereunder until it obtained waivers from the lenders.

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

The pricing terms of the Intercompany Credit Agreement were the same as those under the Revolving Credit Facility.  Borrowings bore interest at LIBOR plus a contractual spread based on U.S. Cellular’s credit rating. As of November 9, 2005, U.S. Cellular’s borrowing rate for a seven-day loan was 4.52% based on the seven-day LIBOR rate of 4.07% and a contractual spread of 45 basis points.

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

Long-Term Financing

The late filing of U.S. Cellular’s Form 10-Q for the quarterly period ended September 30, 2005, Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarterly period ended March 31, 2006 and the failure to deliver such Forms 10-K and 10-Q to the trustee of the U.S. Cellular debt indenture on a timely basis, resulted in non-compliance under such debt indenture. However, this non-compliance did not result in an event of default or a default. U.S. Cellular believes that non-compliance was cured upon the filing of such Forms 10-Q and Form 10-K. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.

As discussed in Restatement above, U.S. Cellular and its audit committee concluded on November 6, 2006, that U.S. Cellular would amend its Annual Report on Form 10-K for the year ended December 31, 2005 to restate its financial statements and financial information for each of the three years in the period ended December 31, 2005.  U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 to restate the financial statements and financial information included therewith.  U.S. Cellular requires additional time to complete its Form 10-Q for the period ended September 30, 2006 to complete the restatement.  The late filing of U.S. Cellular’s Form 10-Q for the quarterly period ended September 30, 2006 and the failure to deliver such Form 10-Q to the trustees of the U.S. Cellular debt indenture on a timely basis, resulted in non-compliance under such debt indenture. However, this non-compliance did not result in an event of default or a default. U.S. Cellular believes that non-compliance will be cured upon the filing of its Form 10-Q for the quarterly period ended September 30, 2006. U.S. Cellular has not failed to make and does not expect to fail to make any scheduled payment of principal or interest under such indenture.

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

Except as described above in the first two paragraphs of this Long-Term Financing section, U.S. Cellular believes it was in compliance as of December 31, 2005 with all covenants and other requirements set forth in its long-term debt indenture. Such indenture does not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular’s credit rating. However, a downgrade in U.S. Cellular’s credit rating could adversely affect its ability to obtain long-term debt financing in the future.

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

As disclosed in Restatement above, U.S. Cellular and its audit committee concluded on November 6, 2006 to restate the Consolidated Financial Statements as of and for the three years ended December 31, 2005. U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 to restate the consolidated financial statements and financial information included therewith. The restatement resulted in defaults under certain of the forward contracts.  U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios.  U.S. Cellular did not fail to make any scheduled payments under such forward contracts. U.S. Cellular received a waiver from the counterparty to such forward contracts, under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatement. The waivers require the Form 10-K/A for the year ended December 31, 2005, the Forms 10-Q/A for the quarterly periods ended March 31, 2006 and June 30, 2006 and the Form 10-Q for the quarterly period ended September 30, 2006 to be filed by March 14, 2007.

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

By letter dated December 30, 2005, Midwest Wireless Holdings was advised on behalf of U.S. Cellular that U.S. Cellular was entitled to exercise certain rights of first refusal with respect to Midwest Wireless Holdings’ interest in Midwest Wireless Communications and demanded that Midwest Wireless Holdings take all steps to afford U.S. Cellular its rights of first refusal.  On January 12, 2006, U.S. Cellular filed a lawsuit against Midwest Wireless Holdings and Midwest Wireless Communications seeking, among other things, to enforce such rights.  On January 25, 2006, Midwest Wireless Holdings and Midwest Wireless Communications filed an answer denying U.S. Cellular’s claims, alleging counterclaims of breach of contract and tortious interference with contractual relations and asking for declaratory relief and unspecified damages and costs. A trial on the merits of U.S. Cellular’s claim to be entitled to first refusal rights was held from May 10-12, 2006.  On June 7, 2006, the court denied U.S. Cellular’s right of first refusal.  As a result of the court’s ruling the counterclaims have been rendered moot.

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

The net aggregate carrying value of U.S. Cellular’s investments in Midwest Wireless Communications and Midwest Wireless Holdings was approximately $24.9 million at December 31, 2005.

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

Carroll Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2005, U.S. Cellular had made capital contributions or advances to Carroll Wireless and/or its general partner of $129.9 million to fund the amount paid to the FCC; this amount is included in Licenses in the Consolidated Balance Sheet.  U.S. Cellular consolidates Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless, for financial reporting purposes, pursuant to the guidelines of FIN 46R, as U.S. Cellular anticipates absorbing a majority of Carroll Wireless’ expected gains or losses. Pending finalization of Carroll Wireless’ permanent financing plan, and upon request by Carroll Wireless, U.S. Cellular may make additional capital contributions and advances to Carroll Wireless and/or its general partner.  In November 2005, U.S. Cellular approved additional funding of up to $1.4 million, of which $0.1 million was provided to Carroll Wireless through December 31, 2005.

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

Contractual or Other Obligations

As of December 31, 2005, the resources required for contractual obligations were as follows:

		Payments due by Period
		Less			More
		than 1	2 – 3	4 – 5	than 5
(Dollars in millions)	Total	Year	Years	Years	Years

Long-term debt obligations(1)	$1,001.4	$—	$—	$10.0	$991.4
Long-term debt interest	2,034.6	73.5	147.0	145.8	1,668.3
Forward contract obligations	159.9	—	159.9	—	—
Forward contract interest (2)	12.1	8.1	4.0	—	—
Operating leases(3)	552.9	93.7	144.4	87.2	227.6
Purchase obligations(4)(5)	298.3	127.3	73.7	38.4	58.9
	$4,059.2	$302.6	$529.0	$281.4	$2,946.2

(1)   Scheduled debt repayments include long-term debt and the current portion of long-term debt. See Note 14 – Long-Term Debt in Notes to Consolidated Financial Statements.

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

U.S. Cellular has certain variable interests in investments in unconsolidated entities where U.S. Cellular holds a minority interest.  The investments in unconsolidated entities total $172.1 million as of December 31, 2005 and are accounted for using either the equity or cost method.  U.S. Cellular’s maximum loss exposure for these variable interests is limited to the aggregate carrying amount of the investments.

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

Licenses and Goodwill

As of December 31, 2005, U.S. Cellular reported $1,362.3 million of licenses and $481.2 million of goodwill, as a result of acquisitions of interests in wireless licenses and businesses.  Licenses include those won by Carroll Wireless in the FCC auction completed in February 2005 and license rights related to licenses that will be received when the 2003 AT&T Wireless exchange transaction is fully completed.

See Note 4 – Licenses and Goodwill for a schedule of license and goodwill activity in 2005 and 2004.

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

In 2005 and 2004, certain U.S. Cellular Time Division Multiple Access (“TDMA”) digital radio equipment was taken out of service and consigned to a third party for future sale. Such equipment was written down by $2.7 million and $17.2 million, respectively, to reduce the book value of the assets sold or to be sold to the proceeds received or expected to be received from their disposition.

Also, during 2004, U.S. Cellular adjusted the useful lives of TDMA radio equipment, switch software and antenna equipment still in service. TDMA radio equipment lives were adjusted so that the assets will be fully depreciated by the end of 2008, which is the latest date the wireless industry will be required by law to support analog service. U.S. Cellular currently uses TDMA radio equipment to support analog service, and expects to substantially complete the migration of its digital radio network to Code Division Multiple Access (“CDMA”) 1XRTT or some future generation of CDMA technology by that time. The useful lives for certain switch software were reduced to one year from three years and antenna equipment lives were reduced to seven years from eight years in order to better align the useful lives with the actual length of time the assets are expected to be in use. These changes increased depreciation expense by $17.2 million in 2004. The changes in useful lives reduced net income by $10.4 million, or $0.12 per share in 2004.

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

U.S. Cellular originally designated the embedded collars within its forward contracts as cash flow hedges of its Vodafone marketable equity securities.  Accordingly, all changes in the fair value of the embedded collars were recorded in other comprehensive income, net of income taxes.  Subsequently, upon contractual modifications to the terms of the collars, the embedded collars no longer qualified for hedge accounting treatment and all changes in fair value of the collars from the time of the contractual modification to the terms of the collars are included in the Consolidated Statement of Operations.

The accounting for the embedded collars as derivative instruments that do not qualify for cash flow hedge accounting treatment results in increased volatility in the results of operations, as fluctuation in the market price of the underlying Vodafone marketable equity securities results in changes in the fair value of the embedded collars being recorded in the statement of operations.

The embedded collars are valued using the Black-Scholes valuation model.  The inputs in the model include the stock price, strike price (differs for call options and put options), risk-free interest rate, volatility of the underlying stock, dividend yield and the term of the contracts.  Different assumptions could create materially different results.

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

The changes in asset retirement obligation during 2005 and 2004 were as follows:

(Dollars in thousands)	2005	2004

Beginning balance	$72,575	$64,540
Additional liabilities accrued	7,920	5,426
Acquisition of assets	5,461	—
Disposition of assets	(2,032)	(2,065)
Accretion expense	6,300	4,674
Ending balance	$90,224	$72,575

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

U.S. Cellular’s noncurrent deferred tax assets and liabilities at December 31, 2005 and 2004 and the temporary differences that gave rise to them are as follows:

December 31, (Dollars in thousands)	2005	2004
	(As Restated)	(As Restated)
Deferred Tax Asset
Net operating loss carryforward	$30,381	$23,896
Derivative instruments	9,475	26,025
Other	10,851	3,421
	50,707	53,342
Less valuation allowance	(15,606)	(10,945)
Total Deferred Tax Asset	35,101	42,397
Deferred Tax Liability
Property, plant and equipment	280,789	315,690
Licenses/Intangibles	233,753	210,883
Marketable equity securities	62,112	85,592
Partnership investments	105,533	93,780
Total Deferred Tax Liability	682,187	705,945
Net Deferred Income Tax Liability	$647,086	$663,548

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

In June of 2006, the Internal Revenue Service commenced its audit of the 2002 – 2004 consolidated federal tax returns of TDS and subsidiaries. U.S. Cellular is included in the TDS consolidated federal tax return. The audit is in its preliminary stages.

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

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular’s selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular’s initial public offering when TDS owned more than 90% of U.S. Cellular’s outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arm’s-length negotiations. The principal arrangements that affect U.S. Cellular’s operations are described in Item 13 of U.S. Cellular’s Annual Report on Form 10-K/A for the year ended December 31, 2005. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in U.S. Cellular’s consolidated financial statements.

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

•      A failure by U.S. Cellular’s service offerings to meet customer expectations could limit U.S. Cellular’s ability to attract and retain customers and have an adverse effect on U.S. Cellular’s operations.

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

•      Financial difficulties of U.S. Cellular’s key suppliers or vendors, or termination or impairment of U.S. Cellular’s relationships with such suppliers or vendors, could result in a delay or termination of U.S. Cellular’s receipt of equipment or services, which could adversely affect U.S. Cellular’s business and results of operations.

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

You are referred to a further discussion of these risks as set forth under “Risk Factors” in U.S. Cellular’s Annual Report on Form 10-K/A for the year ended December 31, 2005. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  Readers should evaluate any statements in light of these important factors.

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

A subsidiary of U.S. Cellular has entered into forward contracts related to the marketable equity securities that it holds.  See Note 15 – Financial Instruments and Derivatives in the Notes to Consolidated Financial Statements for a description of the forward contracts. U.S. Cellular has provided the counterparties with guarantees which provide assurance to the counterparties that all principal and interest amounts will be paid when due. The economic hedge risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities (“downside limit”) while retaining a share of gains from increases in the market prices of such securities (“upside potential”). The downside limit is hedged at or above the cost basis of the securities.

Under the terms of the forward contracts, U.S. Cellular continues to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature in May 2007 and, at U.S. Cellular’s option, may be settled in shares of the security or in cash, pursuant to formulas that “collar” the price of the shares. The collars effectively limit U.S. Cellular’s downside risk and upside potential on the contracted shares. The collars are typically contractually adjusted for any changes in dividends on the underlying shares. If the dividend increases above the dividends assumed in the contracts, the collar’s upside potential is typically reduced. If the dividend decreases, the collar’s upside potential is typically increased. If U.S. Cellular elects to settle in shares, it will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized under the forward contract through maturity. If U.S. Cellular elects to settle in cash, it will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula. If cash is delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability or a deferred tax benefit, based on the difference between the amount of cash paid in the settlement and the net amount realized through maturity.

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

	December 31, 2005	Valuation of investments assuming indicated increase
(Dollars in millions)	Fair Value	+10%	+20%	+30%
Marketable Equity Securities	$225.4	$247.9	$270.5	$293.0
Derivative Instruments (1)	$(25.8)	$(43.6)	$(62.3)	$(82.3)

	December 31, 2005	Valuation of investments assuming indicated decrease
(Dollars in millions)	Fair Value	-10%	-20%	-30%
Marketable Equity Securities	$225.4	$202.9	$180.3	$157.8
Derivative Instruments (1)	$(25.8)	$(11.4)	$2.1	$14.9

	December 31, 2004	Valuation of investments assuming indicated increase
(Dollars in millions)	Fair Value	+10%	+20%	+30%
Marketable Equity Securities	$282.8	$311.1	$339.4	$367.6
Derivative Instruments (1)	$(70.8)	$(96.5)	$(122.2)	$(148.7)

	December 31, 2004	Valuation of investments assuming indicated decrease
(Dollars in millions)	Fair Value	-10%	-20%	-30%
Marketable Equity Securities	$282.8	$254.6	$226.2	$198.0
Derivative Instruments (1)	$(70.8)	$(48.7)	$(27.2)	$(7.6)

(1) Represents the fair value of the derivative instrument assuming the indicated increase or decrease in the underlying securities.

United States Cellular Corporation and Subsidiaries
Consolidated Statements of Operations

Year Ended December 31, (Dollars in thousands, except per share amounts)	2005	2004	2003
	(As Restated)	(As Restated)	(As Restated)

Operating Revenues
Service	$2,827,022	$2,615,163	$2,420,359
Equipment sales	203,743	191,255	157,451
Total Operating Revenues	3,030,765	2,806,418	2,577,810

Operating Expenses
System operations (excluding Depreciation shown separately below)	604,093	574,125	578,519
Cost of equipment sold	511,939	486,605	355,139
Selling, general and administrative (including charges from affiliates of $87.0 million,$78.9 million and $73.3 million for the years ended December 31, 2005, 2004 and 2003	1,217,709	1,091,347	1,007,622
Depreciation	465,097	454,654	376,931
Amortization and accretion	45,390	47,910	57,564
Loss on impairment of intangible assets	—	—	49,595
(Gain) loss on sales of assets	(44,660)	(10,806)	45,908
Total Operating Expenses	2,799,568	2,643,835	2,471,278

Operating Income	231,197	162,583	106,532

Investment and Other Income (Expense)
Equity in earnings of unconsolidated entities	66,719	64,161	50,425
Interest and dividend income	9,723	10,812	4,697
Fair value adjustment of derivative instruments	44,977	(15,061)	(47,026)
Gain (loss) on investments	(6,203)	25,791	(5,200)
Interest expense	(84,867)	(86,241)	(64,607)
Other income (expense), net	(199)	(2,576)	10
Total Investment and Other Income (Expense)	30,150	(3,114)	(61,701)
Income Before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change	261,347	159,469	44,831
Income tax expense	95,856	59,046	14,807
Income Before Minority Interest and Cumulative Effect of Accounting Change	165,491	100,423	30,024
Minority share of income	(10,540)	(9,674)	(11,161)
Income Before Cumulative Effect of Accounting Change	154,951	90,749	18,863
Cumulative effect of accounting change, net of tax	—	—	(14,346)
Net Income	$154,951	$90,749	$4,517

Basic Weighted Average Shares Outstanding (000s)	86,775	86,244	86,136
Basic Earnings per Share
Income Before Cumulative Effect of Accounting Change	$1.79	$1.05	$0.22
Cumulative Effect of Accounting Change	—	—	(0.17)
Net Income	$1.79	$1.05	$0.05

Diluted Weighted Average Shares Outstanding (000s)	87,464	86,736	86,602
Diluted Earnings per Share
Income Before Cumulative Effect of Accounting Change	$1.77	$1.05	$0.22
Cumulative Effect of Accounting Change	—	—	(0.17)
Net Income	$1.77	$1.05	$0.05

The accompanying notes to consolidated financial statements are an integral part of these statements.

United States Cellular Corporation and Subsidiaries
Consolidated Statements of Cash Flows

Year Ended December 31, (Dollars in thousands)	2005	2004	2003
	(As Restated)	(As Restated)	(As Restated)

Cash Flows from Operating Activities
Net income (loss)	$154,951	$90,749	$4,517
Add (deduct) adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation, amortization and accretion	510,487	502,564	434,495
Bad debts expense	37,857	47,546	57,533
Deferred income taxes, net	73,689	49,568	(3,557)
Equity in earnings of unconsolidated entities	(66,719)	(64,161)	(50,425)
Distributions from unconsolidated entities	52,112	46,385	44,940
Minority share of income	10,540	9,674	11,161
Fair value adjustment of derivative instruments	(44,977)	15,061	47,026
Loss on impairment of intangible assets	—	—	49,595
(Gain) loss on sales of assets	(44,660)	(10,806)	45,908
(Gain) loss on investments	6,203	(25,791)	5,200
Cumulative effect of accounting change	—	—	14,346
Noncash interest expense	1,780	7,882	10,614
Other noncash expense	6,193	9,031	3,865
Accreted interest on repayment of long-term debt	—	(68,056)	—
Changes in assets and liabilities from operations
Change in accounts receivable	(78,209)	(78,014)	(43,186)
Change in inventory	(15,571)	(5,876)	(16,499)
Change in accounts payable	42,099	(24,237)	(13,401)
Change in customer deposits and deferred revenues	7,618	12,941	14,693
Change in accrued taxes	(33,211)	41,063	49,376
Change in other assets and liabilities	9,977	(9,571)	5,128
	630,159	545,952	671,329
Cash Flows from Investing Activities
Additions to property, plant and equipment	(576,525)	(636,097)	(630,864)
Cash received from divestitures	551	184,919	31,177
Cash paid for acquisitions	(188,571)	(49,786)	(2,349)
Other investing activities	(2,249)	921	2,963
	(766,794)	(500,043)	(599,073)
Cash Flows from Financing Activities
Issuance of notes payable	510,000	420,000	279,278
Issuance of long-term debt	—	412,484	432,944
Repayments of long-term debt to parent	—	(105,000)	—
Repayment of notes payable	(405,000)	(390,000)	(739,278)
Repayment of long-term debt	—	(348,232)	(40,680)
Repurchase of common shares	—	(3,908)	—
Common shares reissued	23,345	6,970	505
Capital (distributions) to minority partners	(3,573)	(5,446)	(7,632)
Other financing activities	(196)	(1,744)	(2,420)
	124,576	(14,876)	(77,283)
Net Increase (Decrease) in Cash and Cash Equivalents	(12,059)	31,033	(5,027)
Cash and Cash Equivalents
Beginning of year	41,062	10,029	15,056
End of year	$29,003	$41,062	$10,029

The accompanying notes to consolidated financial statements are an integral part of these statements.

United States Cellular Corporation and Subsidiaries
Consolidated Balance Sheets – Assets

December 31, (Dollars in thousands)	2005	2004
	(As Restated)	(As Restated)

Current Assets
Cash and cash equivalents	$29,003	$41,062
Accounts receivable
Customers, less allowance of $11,410 and $10,820, respectively	278,170	245,229
Roaming	27,178	26,421
Other	57,011	40,614
Inventory	92,748	76,918
Prepaid expenses	32,068	33,039
Deferred tax asset	8,218	73,216
Other current assets	15,489	24,951
	539,885	561,450
Investments
Licenses	1,362,263	1,228,801
Goodwill	481,235	454,830
Customer lists, net of accumulated amortization of $44,616 and $34,630, respectively	47,649	24,915
Marketable equity securities	225,387	282,829
Investments in unconsolidated entities	172,093	161,894
Notes and interest receivable – long-term	4,707	4,885
	2,293,334	2,158,154
Property, Plant and Equipment
In service and under construction	4,615,234	4,104,200
Less accumulated depreciation	2,062,205	1,685,339
	2,553,029	2,418,861

Other Assets and Deferred Charges	29,985	32,807

Total Assets	$5,416,233	$5,171,272

The accompanying notes to consolidated financial statements are an integral part of these statements.

United States Cellular Corporation and Subsidiaries
Consolidated Balance Sheets – Liabilities and Shareholders’ Equity

December 31, (Dollars in thousands)	2005	2004
	(As Restated)	(As Restated)

Current Liabilities
Notes payable	$135,000	$30,000
Accounts payable
Affiliated	7,239	5,314
Trade	301,058	261,833
Customer deposits and deferred revenues	111,407	105,151
Accrued taxes	36,748	80,512
Accrued compensation	42,865	49,116
Other current liabilities	28,404	20,829
	662,721	552,755
Deferred Liabilities and Credits
Net deferred income tax liability	647,086	663,548
Derivative liability	25,818	70,796
Asset retirement obligation	90,224	72,575
Other deferred liabilities and credits	46,234	26,647
	809,362	833,566
Long-Term Debt
Long-term debt	1,001,385	1,000,930
Forward contracts	159,856	159,856
	1,161,241	1,160,786

Commitments and Contingencies (Note 19)

Minority Interest	41,871	36,049

Common Shareholders’ Equity
Common Shares, par value $1 per share; authorized 140,000,000 shares; issued 55,045,684 shares	55,046	55,046
Series A Common Shares, par value $1 per share; authorized 50,000,000 shares; issued and outstanding 33,005,877 shares	33,006	33,006
Additional paid-in capital	1,286,964	1,305,249
Treasury Shares, at cost, 962,863 and 1,716,658 shares, respectively	(47,088)	(99,627)
Accumulated other comprehensive income	44,122	80,405
Retained earnings	1,368,988	1,214,037
	2,741,038	2,588,116
Total Liabilities and Shareholders’ Equity	$5,416,233	$5,171,272

The accompanying notes to consolidated financial statements are an integral part of these statements.

United States Cellular Corporation and Subsidiaries
Consolidated Statements of Common Shareholders’ Equity

						Accumulated
		Series A	Additional			Other
	Common	Common	Paid-In	Treasury	Comprehensive	Comprehensive	Retained
(Dollars in thousands)	Shares	Shares	Capital	Shares	Income	(Loss) Income	Earnings

Balance, December 31, 2002 (As Restated)	$55,046	$33,006	$1,307,185	$(117,262)		$19,036	$1,118,771

Add (Deduct)
Employee benefit plans	—	—	1,778	2,106		—	—
Net income	—	—	—	—	$4,517	—	4,517
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	—	—	—
Marketable equity securities	—	—	—	—	47,105	47,105	—
Comprehensive income	—	—	—	—	$51,622	—	—

Balance, December 31, 2003 (As Restated)	55,046	33,006	1,308,963	(115,156)		66,141	1,123,288

Add (Deduct)
Employee benefit plans	—	—	(6,592)	19,437		—	—
Capital contribution	—	—	2,878	—		—
Net income	—	—	—	—	90,749		90,749
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	(2)	(2)	—
Marketable equity securities	—	—	—	—	14,266	14,266	—
Comprehensive income	—	—	—	—	$105,013	—	—
Repurchase of common shares	—	—	—	(3,908)		—	—

Balance, December 31, 2004 (As Restated)	55,046	33,006	1,305,249	(99,627)		80,405	1,214,037

Add (Deduct)						—	—
Employee benefit plans	—	—	(18,285)	52,539	154,951	—	154,951
Net income	—	—	—	—
Other comprehensive income:
Net unrealized gain (loss) on:					3	3	—
Derivative instrument	—	—	—	—	(36,286)	(36,286)	—
Marketable equity securities	—	—	—	—	$118,668	—	—
Comprehensive income	—	—	—	—

Balance, December 31, 2005 (As Restated)	$55,046	$33,006	$1,286,964	$(47,088)		$44,122	$1,368,988

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

Restatement

U.S. Cellular and its audit committee concluded on November 6, 2006, that U.S. Cellular would amend its Annual Report on Form 10-K for the year ended December 31, 2005 to restate its financial statements and financial information for each of the three years in the period ended December 31, 2005, including quarterly information for 2005 and 2004, and certain selected financial data for 2002. U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 to restate the financial statements and financial information included therewith.

The restatement adjustments are described below.

•                  Forward contracts and related derivative instruments - In reviewing the accounting and disclosure of its prepaid forward contracts, U.S. Cellular concluded that its continued designation of the embedded collars within the forward contracts as cash flow hedges of marketable equity securities was not appropriate. U.S. Cellular did not contemporaneously de-designate, re-designate, and assess hedge effectiveness when the embedded collars were contractually modified for differences between the actual and expected dividend rates on the underlying securities in 2002. As a result, the embedded collars no longer qualified for cash flow hedge accounting treatment upon the modification of the terms of the collars for changes in dividend rates and, from that point forward, must be accounted for as derivative instruments that do not qualify for cash flow hedge accounting treatment. Accordingly, all changes in the fair value of the embedded collars from the time of the contractual modification of each collar must be recognized in the statement of operations. The restatement adjustments represent reclassifications of unrealized gains or losses related to changes in the fair value of the embedded collars from other comprehensive income or loss, included in common shareholders’ equity, to the statement of operations.

•                  Contracts with maintenance and support services – U.S. Cellular entered into certain equipment and software contracts that included maintenance and support services. In one case, U.S. Cellular did not properly allocate expenditures between equipment purchases and maintenance and support services. In other cases, U.S. Cellular did not properly record fees for maintenance and support services over the specified term of the agreement. The restatement adjustments properly record property, plant and equipment, related depreciation expense and fees for maintenance and support services in the correct periods.

•                  Classification of Asset Retirement Obligation on the Statement of Cash Flows – The additions to property, plant and equipment and other deferred liabilities representing additional asset retirement obligations (“ARO”) should be treated as non-cash items in the statement of cash flows. From 2004 through the second quarter of 2006, U.S. Cellular included additional ARO liabilities as a change in other assets and liabilities in cash flows from operating activities and the increase in the ARO asset balance as a capital expenditure in cash flows from investing activities resulting in an overstatement of cash flows from operating activities and an overstatement of cash flows required by investing activities. In the restatement, adjustments were recorded in the statement of cash flows to offset the change in ARO liabilities against the ARO asset. The reduction in the change in other assets and liabilities in cash flows from operating activities and the reduction in additions to property, plant and equipment in cash flows from investing activities totaled $7.9 million and $5.4 million in 2005 and 2004, respectively.

•      Income taxes – U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group.  In the restatement, U.S. Cellular adjusted its income tax expense, income taxes payable, goodwill, deferred income tax assets and liabilities and related disclosures for the years ended December 31, 2005, 2004, 2003 and 2002 for items identified based on its annual analysis reconciling its 2005 income tax expense and income tax balance sheet accounts as determined in its comparison of the 2005 year-end income tax provision to the 2005 federal and state income tax returns. These adjustments included corrections for certain accounts that had not previously been included in the financial reporting basis used in determining the cumulative temporary differences in computing deferred income tax assets and liabilities, as well as adjustments to certain cumulative temporary differences that had historically been incorrectly associated with operating license assets which, in this restatement, have been correctly classified as investments in partnership assets.  Accordingly, the company has adjusted the deferred tax liabilities related to these assets.  Goodwill was adjusted by $9.6 million to record the income tax effect of the difference between the financial reporting basis and the income tax basis of certain acquisitions made prior to 2004.

•                  Property, plant and equipment – U.S. Cellular did not properly record certain transfers and disposals of equipment removed from service.  Also, U.S. Cellular did not properly record depreciation expense for certain leasehold improvements and other equipment due to the use of incorrect asset lives.  The restatement adjustments properly record equipment disposals and depreciation expense in the correct amounts and periods.

•                  Other items – In addition to the adjustments described above, U.S. Cellular recorded a number of other adjustments to correct and record revenues, expenses and equity in earnings of unconsolidated entities in the periods in which such revenues, expenses and equity in earnings of unconsolidated entities were earned or incurred. Adjustments were also made to certain balance sheet amounts.  These individual adjustments were not material.

The table below summarizes the impact on income before income taxes, minority interest and cumulative effect of accounting change as a result of the restatement.

				Prior to
	2005	2004	2003	2003
	(Increase (decrease) dollars in thousands)
Income Before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change, as previously reported	$234,260	$194,825	$94,836
Forward contracts and related derivative instruments	44,977	(15,061)	(47,026)	(13,187)
Contracts with maintenance and support services	(428)	(13,165)	—	—
Property, plant and equipment	(1,675)	(4,649)	(1,996)	(781)
Other items	(15,787)	(2,481)	(983)	4,166
Total adjustment	27,087	(35,356)	(50,005)	$(9,802)
Income Before Income Taxes, Minority Interest and Cumulative Effect of Accounting change, as restated	$261,347	$159,469	$44,831

The table below summarizes the impact on net income and diluted earnings per share as a result of the restatement.

	2005		2004		2003		Prior to 2003
	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)
	(Increase (decrease) dollars in thousands, except per share amounts)
As previously reported	$134,748	$1.54	$109,516	$1.26	$33,472	$0.39
Forward contracts and related derivative instruments	28,425	0.32	(9,494)	(0.11)	(29,763)	(0.34)	$(8,346)
Contracts with maintenance and support services	(202)	—	(7,673)	(0.09)	—	—	—
Income taxes	2,233	0.03	2,382	0.03	2,618	0.03	4,195
Property, plant and equipment	(1,061)	(0.01)	(2,701)	(0.03)	(1,132)	(0.01)	(447)
Other items	(9,192)	(0.11)	(1,281)	(0.01)	(678)	(0.02)	3,238
Total adjustment	20,203	0.23	(18,767)	(0.21)	(28,955)	(0.34)	$(1,360)
As restated	$154,951	$1.77	$90,749	$1.05	$4,517	$0.05

The effect of the restatement on the previously reported Consolidated Statements of Operations is as follows:

Year Ended December 31, (Dollars in thousands, except per share amounts)	2005		2004		2003
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Operating Revenues
Service	$2,831,571	$2,827,022	$2,616,946	$2,615,163	$2,418,922	$2,420,359
Equipment sales	204,316	203,743	191,255	191,255	158,832	157,451
Total Operating Revenues	3,035,887	3,030,765	2,808,201	2,806,418	2,577,754	2,577,810

Operating Expenses
System operations (excluding Depreciation shown separately below)	602,360	604,093	562,690	574,125	578,289	578,519
Cost of equipment sold	511,939	511,939	486,605	486,605	355,139	355,139
Selling, general and administrative	1,212,874	1,217,709	1,088,181	1,091,347	1,007,599	1,007,622
Depreciation	465,352	465,097	450,292	454,654	374,935	376,931
Amortization and accretion	43,720	45,390	47,910	47,910	57,564	57,564
Loss on impairment of intangible assets	—	—	—	—	49,595	49,595
(Gain) loss on sales of assets	(44,660)	(44,660)	(10,806)	(10,806)	45,908	45,908
Total Operating Expenses	2,791,585	2,799,568	2,624,872	2,643,835	2,469,029	2,471,278

Operating Income	244,302	231,197	183,329	162,583	108,725	106,532

Investment and Other Income (Expense)
Equity in earnings of unconsolidated entities	68,433	66,719	63,758	64,161	51,088	50,425
Interest and dividend income	11,440	9,723	10,764	10,812	4,820	4,697
Fair value adjustment of derivative instruments	—	44,977	—	(15,061)	—	(47,026)
Gain (loss) on investments	(4,849)	(6,203)	25,791	25,791	(5,200)	(5,200)
Interest expense	(84,867)	(84,867)	(86,241)	(86,241)	(64,607)	(64,607)
Other income (expense), net	(199)	(199)	(2,576)	(2,576)	10	10
Total Investment and Other Income (Expense)	(10,042)	30,150	11,496	(3,114)	(13,889)	(61,701)
Income before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change	234,260	261,347	194,825	159,469	94,836	44,831
Income tax expense	88,404	95,856	74,678	59,046	35,869	14,807
Income Before Minority Interest and Cumulative Effect of Accounting Change	145,856	165,491	120,147	100,423	58,967	30,024
Minority share of income	(11,108)	(10,540)	(10,631)	(9,674)	(11,149)	(11,161)
Income Before Cumulative Effect of Accounting Change	134,748	154,951	109,516	90,749	47,818	18,863
Cumulative effect of accounting change, net of tax	—	—	—	—	(14,346)	(14,346)
Net Income	$134,748	$154,951	$109,516	$90,749	$33,472	$4,517

Basic Weighted Average Shares Outstanding (000s)	86,775	86,775	86,244	86,244	86,136	86,136
Basic Earnings per Share
Income Before Cumulative Effect of Accounting Change	$1.55	$1.79	$1.27	$1.05	$0.56	$0.22
Cumulative Effect of Accounting Change	—	—	—	—	(0.17)	(0.17)
Net Income	$1.55	$1.79	$1.27	$1.05	$0.39	$0.05

Diluted Weighted Average Shares Outstanding (000s)	87,464	87,464	86,736	86,736	86,602	86,602
Diluted Earnings per Share
Income Before Cumulative Effect of Accounting Change	$1.54	$1.77	$1.26	$1.05	$0.56	$0.22
Cumulative effect of accounting change	—	—	—	—	(0.17)	(0.17)
Net Income (Loss)	$1.54	$1.77	$1.26	$1.05	$0.39	$0.05

The effect of the restatement on the previously reported Consolidated Statements of Cash Flows is as follows:

	2005		2004		2003
Year Ended December 31, (Dollars in thousands)	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated

Cash Flows from Operating Activities
Net income (loss)	$134,748	$154,951	$109,516	$90,749	$33,472	$4,517
Add (deduct) adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation, amortization and accretion	509,072	510,487	498,202	502,564	432,499	434,495
Bad debts expense	37,857	37,857	47,546	47,546	57,533	57,533
Deferred income taxes, net	64,015	73,689	65,200	49,568	17,504	(3,557)
Equity in earnings of unconsolidated entities	(68,433)	(66,719)	(63,758)	(64,161)	(51,088)	(50,425)
Distributions from unconsolidated entities	52,523	52,112	46,530	46,385	44,833	44,940
Minority share of income	11,108	10,540	10,631	9,674	11,149	11,161
Fair value adjustment of derivative instruments	—	(44,977)	—	15,061	—	47,026
Loss on impairment of intangible assets	—	—	—	—	49,595	49,595
(Gain) loss on assets held for sale	(44,660)	(44,660)	(10,806)	(10,806)	45,908	45,908
(Gain) loss on investments	4,849	6,203	(25,791)	(25,791)	5,200	5,200
Cumulative effect of accounting change	—	—	—)	—	14,346	14,346
Noncash interest expense	1,780	1,780	7,882	7,882	10,614	10,614
Other noncash expense	6,193	6,193	9,031	9,031	3,865	3,865
Accreted interest on repayment of long-term debt	—	—	(68,056)	(68,056)	—	—
Changes in assets and liabilities from operations
Change in accounts receivable	(79,190)	(78,209)	(78,638)	(78,014)	(45,047)	(43,186)
Change in inventory	(15,571)	(15,571)	(5,876)	(5,876)	(16,499)	(16,499)
Change in accounts payable	42,104	42,099	(24,242)	(24,237)	(13,401)	(13,401)
Change in customer deposits and deferred revenues	3,148	7,618	10,535	12,941	16,342	14,693
Change in accrued taxes	(30,988)	(33,211)	41,063	41,063	49,376	49,376
Change in other assets and liabilities	13,615	9,977	(2,871)	(9,571)	5,128	5,128
	642,170	630,159	566,098,	545,952	671,329	671,329

Cash Flows from Investing Activities
Additions to property, plant and equipment	(586,575)	(576,525)	(656,243)	(636,097)	(630,864)	(630,864)
Cash received from divestitures	551	551	184,919	184,919	31,177	31,177
Cash paid for acquisitions	(188,571)	(188,571)	(49,786)	(49,786)	(2,349)	(2,349)
Other investing activities	(4,210)	(2,249)	921	921	2,963	2,963
	(778,805)	(766,794)	(520,189)	(500,043)	(599,073)	(599,073)
Cash Flows from Financing Activities
Issuance of notes payable	510,000	510,000	420,000	420,000	279,278	279,278
Issuance of long-term debt	—	—	412,484	412,484	432,944	432,944
Repayment of affiliated long-term debt borrowings	—	—	(105,000)	(105,000)	—	—
Repayment of notes payable	(405,000)	(405,000)	(390,000)	(390,000)	(739,278)	(739,278)
Repayment of long-term debt	—	—	(348,232)	(348,232)	(40,680)	(40,680)
Repurchase of common shares	—	—	(3,908)	(3,908)	—	—
Common shares reissued	23,345	23,345	6,970	6,970	505	505
Capital (distributions) to minority partners	(3,573)	(3,573)	(5,446)	(5,446)	(7,632)	(7,632)
Other financing activities	(196)	(196)	(1,744)	(1,744)	(2,420)	(2,420)
	124,576	124,576	(14,876)	(14,876)	(77,283)	(77,283)
Net Increase (Decrease) in Cash and Cash Equivalents	(12,059)	(12,059)	31,033	31,033	(5,027)	(5,027)
Cash And Cash Equivalents
Beginning of period	41,062	41,062	10,029	10,029	15,056	15,056
End of period	$29,003	$29,003	$41,062	$41,062	$10,029	$10,029

The effect of the restatement on the Consolidated Balance Sheets is as follows:

	2005		2004
December 31 (Dollars in thousands)	As Previously Reported	As Restated	As Previously Reported	As Restated
Current Assets
Cash and cash equivalents	$29,003	$29,003	$41,062	$41,062
Accounts receivable
Customers, less allowance	281,896	278,170	248,383	245,229
Roaming	27,178	27,178	26,421	26,421
Other	58,436	57,011	41,632	40,614
Inventory	92,748	92,748	76,918	76,918
Prepaid expenses	31,026	32,068	31,764	33,039
Deferred tax asset	8,218	8,218	73,216	73,216
Other current assets	15,145	15,489	24,951	24,951
	543,650	539,885	564,347	561,450
Investments
Licenses	1,362,263	1,362,263	1,228,801	1,228,801
Goodwill	471,617	481,235	445,212	454,830
Customer lists, net of accumulated amortization	49,318	47,649	24,915	24,915
Marketable equity securities	225,387	225,387	282,829	282,829
Investments in unconsolidated entities	170,337	172,093	155,519	161,894
Notes and interest receivable — long-term	4,707	4,707	4,885	4,885
	2,283,629	2,293,334	2,142,161	2,158,154
Property, Plant and Equipment
In service and under construction	4,653,292	4,615,234	4,133,471	4,104,200
Less accumulated depreciation	2,076,528	2,062,205	1,692,751	1,685,339
	2,576,764	2,553,029	2,440,720	2,418,861

Other Assets and Deferred Charges	29,985	29,985	32,807	32,807

Total Assets	$5,434,028	$5,416,233	$5,180,035	$5,171,272

	2005		2004
December 31 (Dollars in thousands)	As Previously Reported	As Restated	As Previously Reported	As Restated

Current Liabilities
Notes payable	$135,000	$135,000	$30,000	$30,000
Accounts payable
Affiliated	7,239	7,239	5,314	5,314
Trade	298,397	301,058	259,167	261,833
Customer deposits and deferred revenues	106,180	111,407	104,394	105,151
Accrued taxes	38,627	36,748	80,512	80,512
Accrued compensation	42,865	42,865	49,116	49,116
Other current liabilities	25,952	28,404	20,829	20,829
	654,260	662,721	549,332	552,755
Deferred Liabilities and Credits
Net deferred income tax liability	660,667	647,086	670,250	663,548
Derivative liability	25,818	25,818	70,796	70,796
Asset retirement obligation	90,224	90,224	72,575	72,575
Other deferred liabilities and credits	44,636	46,234	26,647	26,647
	821,345	809,362	840,268	833,566
Long-Term Debt
Long-term debt	1,001,385	1,001,385	1,000,930	1,000,930
Forward contracts	159,856	159,856	159,856	159,856
	1,161,241	1,161,241	1,160,786	1,160,786

Commitments and Contingencies

Minority Interest	46,442	41,871	40,052	36,049

Common Shareholders’ Equity
Common Shares, par value $1 per share	55,046	55,046	55,046	55,046
Series A Common Shares, par value $1 per share	33,006	33,006	33,006	33,006
Additional paid-in capital	1,286,964	1,286,964	1,305,249	1,305,249
Treasury Shares, at cost, 962,863 and 1,716,658 shares	(47,088)	(47,088)	(99,627)	(99,627)
Accumulated other comprehensive income	24,944	44,122	32,803	80,405
Retained earnings	1,397,868	1,368,988	1,263,120	1,214,037
	2,750,740	2,741,038	2,589,597	2,588,116
Total Liabilities and Shareholders’ Equity	$5,434,028	$5,416,233	$5,180,035	$5,171,272

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

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are included in goodwill and indefinite–lived intangible assets, asset retirement obligations, depreciation and income taxes.

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

The changes in the allowance for doubtful accounts during the years ended December 31, 2005, 2004 and 2003 were as follows:

(Dollars in thousands)	2005	2004	2003

Beginning Balance	$10,820	$12,514	$17,704
Additions, net of recoveries	37,857	47,546	57,533
Deductions	(37,267)	(49,240)	(62,723)
Ending Balance	$11,410	$10,820	$12,514

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

U.S. Cellular utilizes derivative financial instruments to reduce market risks due to fluctuations in market prices of its Vodafone Group Plc (“Vodafone”) marketable equity securities, which represent over 97% of the total value of its marketable equity securities portfolio. At December 31, 2005 and 2004, U.S. Cellular had variable prepaid forward contracts (“forward contracts”) maturing in 2007 in place with respect to all of its Vodafone marketable equity securities, hedging the market price risk with respect to these securities. The downside market risk is hedged at or above the accounting cost basis of the securities.

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

U.S. Cellular originally designated the embedded collars within its forward contracts as cash flow hedges of its Vodafone marketable equity securities.  Accordingly, all changes in the fair value of the embedded collars were recorded in other comprehensive income, net of income taxes.  Subsequently, upon contractual modifications to the terms of the collars, the embedded collars no longer qualified for hedge accounting treatment and all changes in fair value of the collars from the time of the contractual modification to the terms of the collars are included in the Consolidated Statement of Operations.

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

Investments in Unconsolidated Entities

Investments in unconsolidated entities consists of investments in which U.S. Cellular holds a non-controlling ownership interest of less than 50%. U.S. Cellular follows the equity method of accounting for such investments in which its ownership interest equals or exceeds 20% for corporations and is greater than 3% to 5% for partnerships and limited liability companies. The cost method of accounting is followed for such investments in which U.S. Cellular’s ownership interest is less than 20% for corporations and is less than 3% to 5% for partnerships and limited liability companies and for investments for which U.S. Cellular does not have the ability to exercise significant influence.

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

The change in Asset retirement obligation during 2005 and 2004 was as follows:

(Dollars in thousands)	2005	2004

Beginning balance	$72,575	$64,540
Additional liabilities accrued	7,920	5,426
Acquisition of assets	5,461	—
Disposition of assets	(2,032)	(2,065)
Accretion expense	6,300	4,674
Ending balance	$90,224	$72,575

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

No compensation expense was recognized for the stock option and employee stock purchase plans in 2005, 2004 or 2003. Had compensation expense for all plans been determined consistent with SFAS 123, U.S. Cellular’s net income (loss) and earnings per share would have been reduced to the following pro forma amounts:

Year Ended December 31, (Dollars in thousands, except per share amounts)	2005	2004	2003
	(As Restated)	(As Restated)	(As Restated)

Net Income (Loss):
As Reported	$154,951	$90,749	$4,517
Pro Forma Expense	(10,588)	(12,474)	(8,428)
Pro Forma	144,363	78,275	(3,911)
Basic Earnings (Loss) Per Share:
As Reported	1.79	1.05	0.05
Pro Forma Expense	(0.12)	(0.14)	(0.10)
Pro Forma	1.67	0.91	(0.05)
Diluted Earnings (Loss) Per Share:
As Reported	1.77	1.05	0.05
Pro Forma Expense	(0.12)	(0.14)	(0.10)
Pro Forma	$1.65	$0.91	$(0.05)

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

NOTE 2 INCOME TAXES

Income tax expense (benefit) charged to Income Before Cumulative Effect of Accounting Change is summarized as follows:

Year Ended December 31, (Dollars in thousands)	2005	2004	2003
	(As Restated)	(As Restated)	(As Restated)

Current
Federal	$16,817	$25	$2,765
State	5,350	9,453	15,600
Deferred
Federal	71,192	42,466	6,714
State	2,497	7,102	(10,272)
Total income tax expense	$95,856	$59,046	$14,807

A reconciliation of U.S. Cellular’s income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular’s effective income tax expense rate is as follows:

	2005		2004		2003
Year Ended December 31,	(As Restated)		(As Restated)		(As Restated)
(Dollars in millions)	Amount	Rate	Amount	Rate	Amount	Rate
Statutory federal income tax expense	$91.5	35.0%	$55.8	35.0%	$15.7	35.0%
State income taxes, net of federal benefit	7.5	2.8	8.7	5.4	0.5	1.1
Effects of minority share of income excluded from consolidated federal income tax return	(3.1)	(1.1)	(0.8)	(0.5)	(4.7)	(10.5)
Effects of gains (losses) on investments, sales of assets and impairment of assets	0.7	0.3	2.8	1.8	2.2	4.8
Resolution of prior period tax issues	0.9	0.3	(8.4)	(5.3)	1.8	4.0
Research tax credits	—	—	(0.5)	(0.3)	—	—
Deferred tax rate change(1)	—	—	(0.2)	(0.1)	—	—
Other	(1.6)	(0.6)	1.6	1.0	(0.7)	(1.4)
Effective income tax expense	$95.9	36.7%	$59.0	37.0%	$14.8	33.0%

(1) Represents a reassessment of the rate at which U.S. Cellular provided for deferred taxes.

Net income for each of the three years ended December 31, 2005, includes gains and losses (reported in the captions Gain (loss) on investments, (Gain) loss on sales of assets, Loss on impairment of intangible assets and Fair value adjustments of derivative instruments in the Consolidated Statements of Operations) that significantly affected Income Before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change. The effective income tax rate excluding such gains and losses was 36.0%, 30.9% and 37.5% for the years ended December 31, 2005, 2004 and 2003, respectively.

During 2004, the Internal Revenue Service (“IRS”) substantially completed its audit of U.S. Cellular’s federal income tax returns (through its parent company, TDS) for the tax years 1997 through 2001 and claims for research tax credits for the years 1995 through 2001.  Primarily based on the preliminary results of the audit, U.S. Cellular decreased its accrual for audit contingencies by $8.4 million (5.3%) in 2004.

Income tax expense (benefit) charged to net income (loss) is summarized as follows:

Year Ended December 31, (Dollars in thousands)	2005	2004	2003
	(As Restated)	(As Restated)	(As Restated)

Current
Federal	$16,817	$25	$2,765
State	5,350	9,453	15,600
Deferred
Federal	71,192	42,466	(1,261)
State	2,497	7,102	(11,968)
Total income tax pense	$95,856	$59,046	$5,136

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

U.S. Cellular’s noncurrent deferred tax assets and liabilities at December 31, 2005 and 2004 and the temporary differences that gave rise to them are as follows:

December 31, (Dollars in thousands)	2005	2004
	(As Restated)	(As Restated)
Deferred Tax Asset
Net operating loss carryforward	$30,381	$23,896
Derivative instruments	9,475	26,025
Other	10,851	3,421
	50,707	53,342
Less valuation allowance	(15,606)	(10,945)
Total Deferred Tax Asset	35,101	42,397
Deferred Tax Liability
Property, plant and equipment	280,789	315,690
Licenses/Intangibles	233,753	210,883
Marketable equity securities	62,112	85,592
Partnership investments	105,533	93,780
Total Deferred Tax Liability	682,187	705,945
Net Deferred Income Tax Liability	$647,086	$663,548

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

In June of 2006, the Internal Revenue Service commenced its audit of the 2002 – 2004 consolidated federal tax returns of TDS and subsidiaries. U.S. Cellular is included in the TDS consolidated federal tax return. The audit is in its preliminary stages.

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

The amounts used in computing Earnings per Common and Series A Common Share and the effect of potentially dilutive securities on the weighted average number of Common and Series A Common Shares is as follows:

Year Ended December 31, (Dollars and shares in thousands)	2005	2004	2003
	(As Restated)	(As Restated)	(As Restated)

Basic and Diluted Earnings per Share
Income before cumulative effect of accounting change	$154,951	$90,749	$18,863
Cumulative effect of accounting change	—	—	(14,346)
Net income	$154,951	$90,749	$4,517
Weighted average number of shares used in basic earnings per share	86,775	86,244	86,136
Effect of Dilutive Securities:
Stock options(1)	689	492	466
Conversion of convertible debentures(2)	—	—	—
Weighted average number of shares used in diluted earnings per share	87,464	86,736	86,602
Basic Earnings per Share
Income before cumulative effect of accounting change	$1.79	$1.05	$0.22
Cumulative effect of accounting change	—	—	(0.17)
Net income	$1.79	$1.05	$0.05
Diluted Earnings per Share
Income (loss) before cumulative effect of accounting change	$1.77	$1.05	$0.22
Cumulative effect of accounting change	—	—	(0.17)
Net income	$1.77	$1.05	$0.05

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

NOTE 4 LICENSES AND GOODWILL

Changes in U.S. Cellular’s licenses and goodwill are primarily the result of acquisitions, divestitures and impairments of its licenses and wireless markets. See Note 10 – Acquisitions, Divestitures and Exchanges for information regarding purchase and sale transactions which affected licenses and goodwill.

In conjunction with its SFAS 142 impairment review in 2004, U.S. Cellular recorded an impairment loss of $1.8 million on the Daytona Beach, Florida license, which was sold in December 2004. See Note 1 – Summary of Significant Accounting Policies under the heading “Impairment of Intangible Assets” for a detailed discussion of the license impairment testing.

As discussed in the “Restatement” section in Note 1, U.S. Cellular recorded an adjustment to goodwill to record the income tax effect of the difference between the financial reporting basis and the income tax basis of certain acquisitions made prior to 2004. The adjustment increased goodwill by $9.6 million.

A schedule of license activity follows:

Year Ended December 31, (Dollars in thousands)	2005	2004

Balance, beginning of year	$1,228,801	$1,231,363
Acquisitions	155,407	5,629
Divestitures	(21,945)	(8,426)
Impairment loss	—	(1,830)
Other	—	2,065
Balance, end of year	$1,362,263	$1,228,801

A schedule of goodwill activity follows:

Year Ended December 31, (Dollars in thousands)	2005 (As Restated)	2004 (As Restated)

Balance, beginning of year	$454,830	$459,168
Additions	31,119	4,225
Divestitures	(2,967)	(8,257)
Other	(1,747)	(306)
Balance, end of year	$481,235	$454,830

NOTE 5 CUSTOMER LISTS

Customer lists, which are intangible assets resulting from acquisitions of wireless markets, are amortized based on average customer retention periods using the double declining balance method in the first year, switching to straight-line over the remaining estimated life. The acquisition of certain consolidated and minority interests in 2005 and 2004 added $32.7 million and $12.9 million, respectively, to the gross balance of customer lists. Amortization expense was $10.0 million, $12.4 million and $15.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Amortization expense related to customer list assets recorded as of December 31, 2005 is expected to be $22.9 million, $9.3 million, $6.9 million, $5.1 million and $3.4 million, respectively, for the years 2006 through 2010.

NOTE 6 MARKETABLE EQUITY SECURITIES

Information regarding U.S. Cellular’s marketable equity securities is summarized as follows:

December 31, (Dollars in thousands)	2005	2004
	(As Restated)	(As Restated)

Vodafone Group Plc 10,245,370 American Depositary Receipts	$219,968	$280,518
Rural Cellular Corporation 370,882 Common Shares	5,419	2,311
Aggregate fair value	225,387	282,829
Accounting cost, as adjusted	160,161	160,161
Gross unrealized holding gains	65,226	122,668
Deferred tax liability	(23,939)	(45,095)
Net unrealized holding gains	41,287	77,573
Derivatives net of tax	2,835	2,832
Accumulated other comprehensive income	$44,122	$80,405

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

U.S. Cellular and its subsidiaries have entered into a number of forward contracts related to over 97% of the market value of the marketable equity securities that they hold.  The economic hedge risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities while retaining a share of gains from increases in the market prices of such securities.  The downside risk is hedged at or above the accounting cost basis of the securities.

NOTE 7 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

December 31, (Dollars in thousands)	2005	2004
Equity method investments:
Capital contributions, loans and advances	$22,510	$20,164
Goodwill	6,319	11,154
Cumulative share of income	438,990	374,665
Cumulative share of distributions	(297,618)	(245,695)
	170,201	160,288

Cost method investments	1,892	1,606
Total investments in unconsolidated entities	$172,093	$161,894

Equity in earnings of unconsolidated entities totaled $66.7 million, $64.2 million and $50.4 million in 2005, 2004 and 2003, respectively. Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments. At December 31, 2005, $165.8 million represented the investment in underlying equity and $6.3 million represented goodwill. At December 31, 2004, $150.7 million represented the investment in underlying equity and $11.2 million represented goodwill.

In 2005, U.S. Cellular reduced the carrying value of one of its equity method investments by $6.8 million, to its estimated fair value. This charge was included in Gain (loss) on investments on the Consolidated Statements of Operations.

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

U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership meets certain “significance” tests pursuant to Rule 3-09 of SEC Regulation S-X, contributing $52.2 million, $41.8 million and $29.9 million in equity in earnings of unconsolidated entities in 2005, 2004 and 2003, respectively. U.S. Cellular’s significant investments in unconsolidated entities consist of the following:

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

Based primarily on data furnished to U.S. Cellular by third parties, the following summarizes the combined assets, liabilities and equity, and the combined results of operations of U.S. Cellular’s equity method investments:

December 31, (Dollars in thousands)	2005	2004

Assets
Current	$364,000	$280,000
Due from affiliates	447,000	440,000
Property and other	1,879,000	1,671,000
	$2,690,000	$2,391,000
Liabilities and Equity
Current liabilities	$232,000	$209,000
Deferred credits	103,000	76,000
Long-term debt	10,000	13,000
Long-term capital lease obligations	39,000	23,000
Partners’ capital and shareholders’ equity	2,306,000	2,070,000
	$2,690,000	$2,391,000

Year Ended December 31, (Dollars in thousands)	2005	2004	2003

Results of Operations
Revenues	$3,449,000	$3,071,000	$2,521,000
Operating expenses	2,413,000	2,178,000	1,845,000
Operating income	1,036,000	893,000	676,000
Other income, net	24,000	39,000	14,000
Net income	$1,060,000	$932,000	$690,000

NOTE 8 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, net of accumulated depreciation, consists of:

December 31, (Dollars in thousands)	2005	2004
	(As Restated)	(As Restated)
Cell site-related equipment	$2,156,773	$1,967,925
Land, buildings and leasehold improvements	873,304	782,676
Switching-related equipment	675,053	603,165
Office furniture and equipment	361,647	253,813
Other operating equipment	229,176	154,045
System Development	226,864	220,471
Work in process	92,417	122,105
	4,615,234	4,104,200
Accumulated depreciation	(2,062,205)	(1,685,339)
	$2,553,029	$2,418,861

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

Depreciation expense totaled $465.1 million, $454.7 million and $376.9 million in 2005, 2004 and 2003, respectively. Amortization expense on system development costs totaled $29.4 million, $30.3 million and $34.0 million in 2005, 2004 and 2003, respectively.

In 2005 and 2004, certain Time Division Multiple Access (“TDMA”) digital radio equipment was taken out of service and written down by $5.1 million and $17.2 million, respectively, increasing depreciation expense accordingly. These writedowns were necessary to reduce the book value of the assets sold or to be sold to the proceeds received or expected to be received from their disposition.

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

During 2004, U.S. Cellular adjusted the useful lives of TDMA radio equipment, switch software and antenna equipment. TDMA radio equipment lives were adjusted so that the assets will be fully depreciated by the end of 2008, which is the latest date the wireless industry will be required by law to support analog service. U.S. Cellular currently uses TDMA radio equipment to support analog service, and expects to have its digital radio network fully migrated to Code Division Multiple Access (“CDMA”) 1XRTT or some future generation of CDMA technology by that time. The useful lives for certain switch software were reduced to one year from three years and antenna equipment lives were reduced to seven years from eight years in order to better align the useful lives with the actual length of time the assets are expected to be in use. These changes increased depreciation expense by $17.2 million in 2004. The changes in useful lives reduced net income by $10.4 million, or $0.12 per share in 2004.

NOTE 9 SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid (refunds received):

Year Ended December 31, (Dollars in thousands)	2005	2004	2003

Interest paid	$83,558	$83,656	$51,954
Income taxes paid (refunds received)	$57,691	$(28,955)	$(29,621)
Net assets acquired in exchange of business assets	$106,757	—	$181,608

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

(Dollars in thousands)	December 19, 2005
Assets and (liabilities) acquired:
Current assets	$11,973
Licenses	21,550
Customer list	31,490
Goodwill	30,825
Property, plant and equipment	79,059
Current liabilities	(1,992)
Other liabilities	(5,461)
Net assets acquired	$167,444

Assets and (liabilities) delivered:
Cash	$60,687
Current assets, excluding cash	5,544
Licenses, net	21,945
Goodwill	2,967
Property, plant and equipment, net	35,428
Other assets	2,193
Current liabilities	(3,788)
Other liabilities	(2,192)
Net assets delivered	$122,784

Gain on exchange transaction	$44,660

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

The following table summarizes the recorded value of the assets and liabilities sold to ALLTEL.

(Dollars in thousands)	November 30, 2004
Assets and (liabilities) sold:
Current assets	$2,364
Property, plant and equipment	10,029
Licenses	258
Goodwill	8,257
Investment in unconsolidated entities	20,927
Current liabilities	(1,400)
Other liabilities, net	(1,394)
Minority interest	3,192
Net assets sold	$42,233

Gain recorded on sale	38,014

Cash received	$80,247

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

Pro Forma Operations

Assuming the exchanges and acquisitions accounted for as purchases during the period January 1, 2004 to December 31, 2005, had taken place on January 1, 2004; and the acquisitions during the period January 1, 2003 to December 31, 2003 had taken place on January 1, 2003, unaudited pro forma results of operations would have been as follows:

Year Ended December 31, (Unaudited, dollars in thousands, except per share amounts)	2005	2004	2003
	(As Restated)	(As Restated)	(As Restated)
Service revenues	$2,807,514	$2,579,789	$2,353,046
Equipment sales revenues	202,516	189,172	155,803
Interest expense (including cost to finance acquisitions)	84,924	86,427	64,607
Income (loss) before cumulative effect of accounting change	144,907	73,696	14,101
Net income (loss)	144,907	73,696	(245)
Earnings(loss) per share — basic	1.67	0.85	—
Earnings (loss) per share — diluted	$1.66	$0.85	$—

NOTE 11 FAIR VALUE ADJUSTMENT OF DERIVATIVE INSTRUMENTS

Fair value adjustment of derivative instruments totaled a gain of $45.0 million in 2005, a loss of $15.1 million in 2004 and a loss of $47.0 million in 2003.  Fair value adjustment of derivative instruments reflects the change in the fair value of the bifurcated embedded collars within the forward contracts related to the Vodafone marketable equity securities not designated as a hedge.  The changes in fair value of the embedded collars during cash flow hedge designation are recorded to other comprehensive income. When the collars were de-designated in the cash flow hedge, subsequent changes in fair value are recognized in the Consolidated Statement of Operations, along with the related income tax effects. The accounting for the embedded collars as derivative instruments not designated in a hedging relationship results in increased volatility in the results of operations, as fluctuation in the market price of the underlying Vodafone marketable equity securities results in changes in the fair value of the embedded collars being recorded in the Consolidated Statements of Operations.

NOTE 12 GAIN (LOSS) ON INVESTMENTS

The following table summarizes the components of Gain (loss) on investments included in Investment and Other Income (Expense) in the Consolidated Statements of Operations.

Year Ended December 31, (Dollars in thousands)	2005	2004	2003

Gain on sale of investment interests	$551	$27,933	$—
Impairment of unconsolidated interests	(6,754)	(2,142)	(5,200)
	$(6,203)	$25,791	$(5,200)

In 2005, U.S. Cellular finalized the working capital adjustment related to the sale to ALLTEL of certain wireless interests on November 30, 2004. The working capital adjustment increased the total gain on investment from this transaction by $0.6 million.

In 2005, U.S. Cellular reduced the carrying value of one of its equity method investments by $6.8 million to its underlying equity value based on a cash flow analysis.

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

Information concerning notes payable is shown in the table that follows.

Year Ended December 31, (Dollars in thousands)	2005	2004

Balance at end of year	$135,000	$30,000
Weighted average interest rate at end of year	5.0%	4.8%
Maximum amount outstanding during the year	$135,000	$100,000
Average amount outstanding during the year(1)	$45,000	$47,917
Weighted average interest rate during the year(1)	4.0%	2.1%

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

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and represent certain matters at the time of each borrowing. On April 19, 2004, December 22, 2004 and November 10, 2005, U.S. Cellular announced that it would restate certain financial statements. The restatements resulted in defaults under the revolving credit facility.  U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios.  U.S. Cellular did not fail to make any scheduled payments under such revolving credit facility.  U.S. Cellular received waivers from the lenders associated with the revolving credit facility, under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements.

As disclosed in Note 1, U.S. Cellular and its audit committee concluded on November 6, 2006 to restate the consolidated financial statements as of and for the three years ended December 31, 2005. U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 to restate the consolidated financial statements and financial information included therewith. The restatement resulted in a default under the revolving credit facility.  U.S. Cellular was not in violation of any covenants that require it to maintain certain financial ratios.  U.S. Cellular did not fail to make any scheduled payments under such revolving credit facility.  U.S. Cellular received waivers from the lenders associated with the revolving credit facility, under which the lenders agreed to waive any defaults that may have occurred as a result of the restatement. The waivers require the Form 10-K/A for the year ended December 31, 2005, the Forms 10-Q/A for the quarterly periods ended March 31, 2006 and June 30, 2006 and the Form 10-Q for the quarterly period ended September 30, 2006 to be filed by March 14, 2007.

On October 26, 2006, Standard & Poor’s Rating Services lowered its credit ratings on U.S. Cellular to BBB+ from A-.  The outlook was stable.  On November 7, 2006, Standard & Poor’s Rating Services lowered its credit ratings on U.S. Cellular to BBB from BBB+.  The ratings were placed on credit watch with negative implications. On February 13, 2007, Standard & Poor’s Rating Services lowered its credit rating on U.S. Cellular to BBB- from BBB.  The ratings remain on Credit Watch with negative implications. The credit ratings by Moody’s Investors Service remain Baa3 – under review for possible further downgrade.  The credit ratings by Fitch remain BBB+ on ratings watch negative.

NOTE 14 LONG-TERM DEBT

Long-term debt is as follows:

December 31, (Dollars in thousands)	2005	2004

6.7% senior notes maturing in 2033	$544,000	$544,000
Unamortized discount	(12,615)	(13,070)
	531,385	530,930
7.5% senior notes, maturing in 2034	330,000	330,000

8.75% senior notes, maturing in 2032	130,000	130,000
Other 9.0% due in 2009	10,000	10,000

Total long-term debt	$1,001,385	$1,000,930

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

The late filing of U.S. Cellular’s Form 10-Q for the quarterly period ended September 30, 2005, Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarterly period ended March 31, 2006 and the failure to deliver such Forms 10-K and 10-Q to the trustee of the U.S. Cellular debt indenture on a timely basis, resulted in non-compliance under such debt indenture. However, this non-compliance did not result in an event of default or a default. U.S. Cellular believes that non-compliance was cured upon the filing of such Forms 10-Q and Form 10-K. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indenture.

As discussed in Note 1, U.S. Cellular and its audit committee concluded on November 6, 2006, that U.S. Cellular would amend its Annual Report on Form 10-K for the year ended December 31, 2005 to restate its financial statements and financial information for each of the three years in the period ended December 31, 2005.  U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 to restate the financial statements and financial information included therewith.  U.S. Cellular requires additional time to complete its Form 10-Q for the quarterly period ended September 30, 2006 to complete the restatement.  The late filing of U.S. Cellular’s Form 10-Q for the quarterly period ended September 30, 2006 and the failure to deliver such Form 10-Q to the trustees of the U.S. Cellular debt indenture on a timely basis, resulted in non-compliance under such debt indenture. However, this non-compliance did not result in an event of default or a default. U.S. Cellular believes that non-compliance will be cured upon the filing of its Form 10-Q for the quarterly period ended September 30, 2006. U.S. Cellular has not failed to make and does not expect to fail to make any scheduled payment of principal or interest under such indenture.

The annual requirements for principal payments on long-term debt over the next five years, excluding the forward contracts, are approximately $10.0 million in 2009. No amounts are required in the years 2006 through 2008 or in 2010.

Forward Contracts

A subsidiary of U.S. Cellular has forward contracts with counterparties in connection with its 10,245,370 Vodafone Group Plc American Depositary Receipts. The $159.9 million principal amount of the forward contracts is accounted for as a loan. The prepaid forward contracts contain embedded collars that are bifurcated and receive separate accounting treatment in accordance with SFAS No. 133. The Vodafone securities are pledged as collateral for the forward contracts.

The forward contracts mature in May 2007. The forward contracts require quarterly interest payments at the LIBOR rate plus 50 basis points (the three-month LIBOR rate was 4.54% at December 31, 2005).

The economic hedge risk management objective of the forward contracts is to hedge the value of the Vodafone securities from losses due to decreases in the market prices of the securities (“downside limit”) while retaining a share of gains from increases in the market prices of such securities (“upside potential”). The downside limit is hedged at or above the accounting cost basis of the securities.

Under the terms of the forward contracts, a subsidiary of U.S. Cellular continues to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature May 2007 and, at U.S. Cellular’s option, may be settled in shares of the security or in cash, pursuant to formulas that “collar” the price of the shares. The collars effectively reduce U.S. Cellular’s downside limit and upside potential on the contracted shares. The collars are typically contractually adjusted for any changes in dividends on the underlying shares. If the dividend increases, the collar’s upside potential is typically reduced. If the dividend decreases, the collar’s upside potential is typically increased. If U.S. Cellular elects to settle in shares, it will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities and the net amount realized through maturity. If U.S. Cellular elects to settle in cash, it will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula. U.S. Cellular has provided guarantees to the counterparties which provide assurance that all principal and interest amounts will be paid by its consolidated subsidiaries upon settlement of the contracts.

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

As disclosed in Note 1, U.S. Cellular and its audit committee concluded on November 6, 2006 to restate the consolidated financial statements as of and for the three years ended December 31, 2005. U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 to restate the consolidated financial statements and financial information included therewith. The restatement resulted in defaults under certain of the forward contracts.  U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios.  U.S. Cellular did not fail to make any scheduled payments under such forward contracts. U.S. Cellular received a waiver from the counterparty to such forward contracts, under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatement. The waivers require the Form 10-K/A for the year ended December 31, 2005, the Forms 10-Q/A for the quarterly periods ended March 31, 2006 and June 30, 2006 and the Form 10-Q for the quarterly period ended September 30, 2006 to be filed by March 14, 2007.

NOTE 15 FINANCIAL INSTRUMENTS AND DERIVATIVES

Financial instruments are as follows:

December 31,	2005		2004
(Dollars in thousands)	Book Value	Fair Value	Book Value	Fair Value

Cash and cash equivalents	$29,003	$29,003	$41,062	$41,062
Notes payable	135,000	135,000	30,000	30,000
Long-term debt	1,001,385	1,014,257	1,000,930	1,082,745
Forward contracts	$159,856	$159,856	$159,856	$159,856

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

The forward contracts for the forecasted transactions and hedged items are recorded as assets or liabilities on the Consolidated Balance Sheets at their fair value. The fair value of the derivative instruments is determined using the Black-Scholes model.

As described in the “Restatement” and “Derivative Instruments” sections of Note 1, from inception until September 2002, the forward contracts were originally designated as cash flow hedges, where changes in the forward contract’s fair value are recognized in accumulated other comprehensive income until they are recognized in earnings when the forward contract is settled.  However, U.S. Cellular did not de-designate, re-designate, and assess hedge effectiveness when the embedded collars were contractually adjusted for differences between the actual and assumed dividend rate.  Consequently, U.S. Cellular concluded that, after the initial contractual adjustment in the embedded collars, the hedges no longer qualify for cash flow hedge accounting and are accounted for as derivative instruments that do not qualify for cash flow hedge accounting.  The changes in fair value of the embedded collars are recorded in the Consolidated Statements of Operations.

Upon settlement of the forward contracts, the unrealized gain included in accumulated other comprehensive income from the inception of the forward contracts until September 2002, of $2.8 million, will be reclassified to the Consolidated Statements of Operations along with the unrealized gain or loss on the Vodafone marketable equity securities delivered to the counterparty or otherwise sold.

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

NOTE 16 MINORITY INTEREST IN SUBSIDIARIES

Under SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS 150”) certain minority interests in consolidated entities with finite lives may meet the standard’s definition of a mandatorily redeemable financial instrument and thus require reclassification as liabilities and remeasurement at the estimated amount of cash that would be due and payable to settle such minority interests under the applicable entity’s organization agreement, assuming an orderly liquidation of the finite-lived entity, net of estimated liquidation costs (the “settlement value”). U.S. Cellular’s consolidated financial statements include such minority interests that meet the standard’s definition of mandatorily redeemable financial instruments. These mandatorily redeemable minority interests represent interests held by third parties in consolidated partnerships and limited liability companies (“L.L.C.s”), where the terms of the underlying partnership or L.L.C. agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the minority interest holders and U.S. Cellular in accordance with the respective partnership and L.L.C. agreements. The termination dates of U.S. Cellular’s mandatorily redeemable minority interests range from 2042 to 2100.

The settlement value of U.S. Cellular’s mandatorily redeemable minority interests was estimated to be $151.7 million at December 31, 2005 and $129.8 million at December 31, 2004. This represents the estimated amount of cash that would be due and payable to settle minority interests assuming an orderly liquidation of the finite-lived consolidated partnerships and L.L.C.s on December 31, 2005 and 2004, net of estimated liquidation costs. This amount is being disclosed pursuant to the requirements of FASB Staff Position (“FSP”) No. FAS 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests” under FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” U.S. Cellular has no current plans or intentions to liquidate any of the related partnerships or L.L.C.s prior to their scheduled termination dates. The corresponding carrying value of the minority interests in finite-lived consolidated partnerships and L.L.C.s at December 31, 2005 and 2004 was $42.2 million and $37.5 million, respectively, and is included in Minority Interest on the Consolidated Balance Sheets. The excess of the aggregate settlement value over the aggregate carrying value of the mandatorily redeemable minority interests of $109.5 million and $92.3 million, respectively, was primarily due to the unrecognized appreciation of the minority interest holders’ share of the underlying net assets in the consolidated partnerships and L.L.C.s. Neither the minority interest holders’ share, nor U.S. Cellular’s share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements under U.S. GAAP. The estimate of settlement value was based on certain factors and assumptions. A change in those factors and assumptions could result in a materially larger or smaller settlement amount.

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

Accumulated Other Comprehensive Income

The cumulative balance of unrealized gains and (losses) on securities and derivative instruments and related income tax effects included in Accumulated other comprehensive income are as follows:

Year Ended December 31, (Dollars in thousands)	2005	2004
	(As Restated)	(As Restated)

Marketable Equity Securities
Balance, beginning of year	$77,573	$63,307
Add (deduct):
Unrealized gains (losses) on marketable equity securities	(57,442)	22,641
Income tax (expense) benefit	21,156	(8,375)

Net change in unrealized gains (losses) on marketable equity security in comprehensive income	(36,286)	14,266
Balance, end of year	$41,287	$77,573

Derivative Instruments
Balance, beginning of year	$2,832	$2,834
Add (deduct):
Unrealized loss on derivative instruments	—	—
Income tax (expense) benefit	3	(2)

Net change in unrealized gains (losses) on derivative instruments included in comprehensive income	3	(2)
Balance, end of year	$2,835	$2,832

Accumulated Other Comprehensive Income
Balance, beginning of year	$80,405	$66,141

Net change in marketable equity security	(36,286)	14,266
Net change in derivative instruments	3	(2)
Net change in unrealized gains (losses) included in comprehensive income	(36,283)	14,264

Balance, end of year	$44,122	$80,405

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

On November 9, 2005, TDS, as Lender, entered into an Intercompany Revolving Credit Agreement with U.S. Cellular, as Borrower.  This Intercompany Credit Agreement was entered into to provide U.S. Cellular with a senior revolving credit facility for general corporate purposes, including capital expenditures and working capital.  Amounts could be borrowed, repaid and reborrowed from time to time under the Intercompany Credit Agreement until such facility matured.  The facility was $105 million and the maturity date was December 23, 2005.  As discussed in Note 13 – Notes Payable above, U.S. Cellular’s $700 million revolving credit facility was in default as of November 10, 2005 due to U.S. Cellular’s announcement that it would restate certain financial statements, and U.S. Cellular was unable to make borrowings thereunder until it obtained waivers from the lenders.  Accordingly, TDS and U.S. Cellular entered into the Intercompany Credit Agreement to permit U.S. Cellular to borrow funds from TDS temporarily until it received such waivers.  Because such waivers were received, the Intercompany Credit Agreement was terminated according to its terms and all borrowings and accrued interest were repaid in full on December 23, 2005.

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

NOTE 19 COMMITMENTS AND CONTINGENCIES

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

Rental expense totaled $105.8 million, $92.5 million and $73.6 million in 2005, 2004 and 2003, respectively. Rental revenue totaled $15.4 million, $12.0 million and $10.4 million in 2005, 2004 and 2003, respectively.

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

NOTE 20 SUBSEQUENT EVENTS

U.S. Cellular owns approximately 14% of Midwest Wireless Communications, L.L.C., which holds FCC licenses and operates certain wireless markets in southern Minnesota. U.S. Cellular accounts for this interest using the equity method. This interest is convertible into an interest of approximately 11% in Midwest Wireless Holdings, L.L.C., a privately-held wireless telecommunications company that controls Midwest Wireless Communications.  Midwest Wireless Holdings, through other subsidiaries, also holds FCC licenses and operates certain wireless markets in northern and eastern Iowa and western Wisconsin.

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

By letter dated December 30, 2005, Midwest Wireless Holdings was advised on behalf of U.S. Cellular that U.S. Cellular was entitled to exercise certain rights of first refusal with respect to Midwest Wireless Holdings’ interest in Midwest Wireless Communications and demanded that Midwest Wireless Holdings take all steps to afford U.S. Cellular its rights of first refusal.  On January 12, 2006, U.S. Cellular filed a lawsuit against Midwest Wireless Holdings and Midwest Wireless Communications seeking, among other things, to enforce such rights.  On January 25, 2006, Midwest Wireless Holdings and Midwest Wireless Communications filed an answer denying U.S. Cellular’s claims, alleging counterclaims of breach of contract and tortious interference with contractual relations and asking for declaratory relief and unspecified damages and costs. A trial on the merits of U.S. Cellular’s claim to be entitled to first refusal rights was held from May 10-12, 2006.  On June 7, 2006, the court denied U.S. Cellular’s right of first refusal.  As a result of the court’s ruling the counterclaims have been rendered moot.

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

The net aggregate carrying value of U.S. Cellular’s investments in Midwest Wireless Communications and Midwest Wireless Holdings was approximately $24.9 million at December 31, 2005.

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

/s/ John E. Rooney	/s/ Steven T. Campbell	/s/ Kenneth R. Meyers
John E. Rooney	Steven T. Campbell	Kenneth R. Meyers
President	Executive Vice President – Finance,	Chief Accounting Officer
(Chief Executive Officer)	Treasurer and Controller
(Chief Financial Officer)

Management’s Report on Internal Control Over Financial Reporting (Restated)

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

Under the supervision and with the participation of U.S. Cellular’s management, including its Chief Executive Officer and Chief Financial Officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2005 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  Management identified the following material weaknesses in U.S. Cellular’s internal control over financial reporting as of December 31, 2005:

1.               U.S. Cellular did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the financial reporting requirements and the complexity of U.S. Cellular’s operations and transactions. Further, U.S. Cellular did not have a sufficient number of qualified personnel to create, communicate and apply accounting policies and procedures in compliance with accounting principles generally accepted in the United States of America (GAAP).  This control deficiency contributed to the material weaknesses discussed in items 2, 3, 4 and 5 below and the restatement of U.S. Cellular’s annual consolidated financial statements for 2005, 2004, 2003 and 2002, the interim consolidated financial statements for all quarters in 2005, 2004 and 2003, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 and 2005 third quarter interim consolidated financial statements and the 2005 annual consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of substantially all accounts and disclosures that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

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

4.               U.S. Cellular did not maintain effective controls over accounting for prepaid forward contracts and related bifurcated embedded derivative instruments.  Specifically, effective controls were not designed and in place to designate, re-designate and assess hedge effectiveness of the bifurcated embedded collars within the forward contracts as cash flow hedges of marketable equity securities when the embedded collars were contractually modified for differences between the actual and expected dividend rates on the underlying securities.  This control deficiency affected other comprehensive income on the consolidated balance sheet and fair value adjustments of derivative instruments and income tax expense on the consolidated statement of operations.  This control deficiency resulted in the restatement of U.S. Cellular’s annual consolidated financial statements for 2005, 2004 and 2003, the interim consolidated financial statements for all quarters in 2005 and 2004, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 third quarter interim consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

5.               U.S. Cellular did not maintain effective controls over its accounting for property, plant and equipment.  Specifically, effective controls were not designed and in place to ensure accurate recording of transfers and disposals of equipment.  This control deficiency affected depreciation expense, property, plant and equipment and accumulated depreciation.  This control deficiency resulted in the restatement of U.S. Cellular’s annual consolidated financial statements for 2005, 2004 and 2003, the interim consolidated financial statements for all quarters in 2005 and 2004, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 third quarter interim consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

Management has excluded the Kansas and Nebraska wireless markets (“markets”) acquired from a subsidiary of ALLTEL Corporation from its assessment of internal control over financial reporting as of December 31, 2005 because the markets were acquired by U.S. Cellular in a purchase business combination during December 2005. The markets are wholly owned subsidiaries whose total assets and total revenues represent 3.2% and 0.1%, respectively, of the corresponding balances reflected in the consolidated financial statements as of and for the year ended December 31, 2005.

As a result of the material weaknesses identified, management has determined that U.S. Cellular did not maintain effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control-Integrated Framework issued by COSO.  Management had previously concluded that U.S. Cellular did not maintain effective internal control over financial reporting as of December 31, 2005 because of the material weaknesses described in items 1 through 3 above. In connection with the restatement discussed under the heading “Restatement” in Note 1 to the consolidated financial statements, management determined that additional material weaknesses related to accounting for prepaid forward contracts and related derivative instruments, described in item 4 above, and accounting for property, plant and equipment, described in item 5 above, existed as of December 31, 2005.  Accordingly, management has restated this report on internal control over financial reporting to include these additional material weaknesses.

Management’s assessment of the effectiveness of U.S. Cellular’s internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

/s/ John E. Rooney	/s/ Steven T. Campbell	/s/ Kenneth R. Meyers
John E. Rooney	Steven T. Campbell	Kenneth R. Meyers
President	Executive Vice President – Finance,	Chief Accounting Officer
(Chief Executive Officer)	Treasurer and Controller
(Chief Financial Officer)

United States Cellular Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF UNITED STATES CELLULAR CORPORATION:

We have completed integrated audits of United States Cellular Corporation’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, common shareholders’ equity and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $110,200,000 and $96,500,000 as of December 31, 2005 and 2004, respectively, and equity earnings of $52,200,000, $41,800,000 and $29,900,000 for each of the three years in the period ended December 31, 2005. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for asset retirement costs as of January 1, 2003.

As discussed under the heading “Restatement” in Note 1 to the consolidated financial statements, the Company has restated its 2005, 2004 and 2003 consolidated financial statements.

Internal control over financial reporting

Also, we have audited management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A, that United States Cellular Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, because of the effects of (1) the Company did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of the Company’s operations and transactions, (2) the Company did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes, including the determination of income tax expense, income taxes payable, liabilities accrued for tax contingencies and deferred income tax assets and liabilities, (3) the Company did not maintain effective controls over the complete and accurate recording of leases, (4) the Company did not maintain effective controls over accounting for prepaid forward contracts and related bifurcated embedded derivatives, and (5) the Company did not maintain effective controls over its accounting for property, plant and equipment, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  The following material weaknesses have been identified and included in management’s assessment as of December 31, 2005:

1.                                       The Company did not have a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the financial reporting requirements and the complexity of the Company’s operations and transactions. Further, the Company did not have a sufficient number of qualified personnel to create, communicate and apply accounting policies and procedures in compliance with accounting principles generally accepted in the United States of America (GAAP).  This control deficiency contributed to the material weaknesses discussed in items 2, 3, 4 and 5 below and the restatement of the Company’s annual consolidated financial statements for 2005, 2004, 2003,  and 2002, the interim consolidated financial statements for all quarters in 2005, 2004 and 2003, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 and 2005 third quarter interim consolidated financial statements and the 2005 annual consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of substantially all accounts and disclosures that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

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

4.                                       The Company did not maintain effective controls over accounting for prepaid forward contracts and related bifurcated embedded derivatives instruments.  Specifically, effective controls were not designed and in place to de-designate, re-designate, and assess hedge effectiveness of the bifurcated embedded collars within the forward contracts as cash flow hedges of marketable equity securities when the embedded collars were contractually modified for differences between the actual and expected dividend rates on the underlying securities.  This control deficiency affected other comprehensive income on the consolidated balance sheet and fair value adjustments of derivative instruments and income tax expense on the consolidated statement of operations.  This control deficiency resulted in the restatement of the Company’s annual consolidated financial statements for 2005, 2004 and 2003, the interim consolidated financial statements for all quarters in 2005 and 2004, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 third quarter interim consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

5.                                       The Company did not maintain effective controls over its accounting for property, plant and equipment.  Specifically, effective controls were not designed and in place to ensure accurate recording of transfers and disposals of equipment.  This control deficiency affected depreciation expense, property, plant and equipment and accumulated depreciation.  This control deficiency resulted in the restatement of the Company’s annual consolidated financial statements for 2005, 2004 and 2003, the interim consolidated financial statements for all quarters in 2005 and 2004, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 third quarter interim consolidated financial statements.  Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2005 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

In our opinion, management’s assessment that United States Cellular Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO.  Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, United States Cellular Corporation has not maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Management and we previously concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2005 because of the material weaknesses described in items 1 through 3 above.  However, management has subsequently determined that the material weaknesses described in items 4 and 5 above also existed as of December 31, 2005.  Accordingly, Management’s Report on Internal Control Over Financial Reporting and our opinion on the effectiveness of internal control over financial reporting have been restated to include these additional material weaknesses.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chicago, Illinois

July 28, 2006, except for the effects of the restatement discussed in Note 1 to the consolidated financial statements and the matter discussed in the penultimate paragraph of Management’s Report on Internal Control Over Financial Reporting, as to which the date is February 23, 2007.

United States Cellular Corporation and Subsidiaries
Selected Consolidated Financial Data

Year Ended or at December 31, (Dollars in thousands, except per share amounts)	2005	2004	2003	2002	2001
	(As Restated)	(As Restated)	(As Restated)	(As Restated)	(As Restated)

Operating Data
Service revenues	$2,827,022	$2,615,163	$2,420,359	$2,099,253	$1,825,933
Equipment sales	203,743	191,255	157,451	96,889	68,470
Operating revenues	3,030,765	2,806,418	2,577,810	2,196,142	1,894,403
Operating income	231,197	162,583	106,532	275,217	316,102
Equity in earnings of unconsolidated entities	66,719	64,161	50,425	42,192	42,586
Fair value adjustment of derivative instruments	44,977	(15,061)	(47,026)	(13,187)	—
Gain (loss) on investments	(6,203)	25,791	(5,200)	(295,454)	—
Income (loss) before income taxes, minority interest and cumulative effect of accounting change	261,347	159,469	44,831	(31,577)	330,941
Income (loss) before cumulative effect of accounting change	154,951	90,749	18,863	(36,243)	175,516
Cumulative effect of accounting change, net of tax	—	—	(14,346)	(8,560)	—
Net income (loss)	$154,951	$90,749	$4,517	$(44,803)	$175,516

Basic weighted average shares outstanding (000s)	86,775	86,244	86,136	86,086	86,200
Basic earnings (loss) per share from:
Income (loss) before cumulative effect of accounting change	$1.79	$1.05	$0.22	$(0.42)	$2.04
Cumulative effect of accounting change	—	—	(0.17)	(0.10)	—
Net income (loss)	$1.79	$1.05	$0.05	$(0.52)	$2.04

Diluted weighted average shares outstanding (000s)	87,464	86,736	86,602	86,086	89,977
Diluted earnings (loss) per share from:
Income (loss) before cumulative effect of accounting change	$1.77	$1.05	$0.22	$(0.42)	$2.01
Cumulative effect of accounting change	—	—	(0.17)	(0.10)	—
Net income (loss)	$1.77	$1.05	$0.05	$(0.52)	$2.01

Pro forma(a)
Net income (loss)	N/A	N/A	$18,863	$(47,905)	$173,121
Basic earnings (loss) per share	N/A	N/A	$0.22	$(0.56)	2.01
Diluted earnings (loss) per share	N/A	N/A	$0.22	$(0.56)	$1.99

Balance Sheet Data
Property, plant and equipment, net	$2,553,029	$2,418,861	$2,268,612	$2,149,576	$1,528,440
Investments
Licenses	1,362,263	1,228,801	1,231,363	1,247,197	858,791
Goodwill	481,235	454,830	459,168	533,656	502,887
Marketable equity securities	225,387	282,829	260,188	185,961	272,390
Unconsolidated entities	172,093	161,894	172,689	167,446	165,324
Total assets	5,416,233	5,171,272	4,963,865	4,803,006	3,795,392
Long-term debt (excluding current portion)	1,161,241	1,160,786	1,144,344	806,460	403,156
Common shareholders’ equity	$2,741,038	$2,588,116	$2,471,288	$2,415,782	$2,352,691
Current ratio(b)	0.81	1.02	0.70	0.46	0.70
Return on average equity(c)	5.8%	3.6%	0.8%	(1.5)%	7.7%

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

United States Cellular Corporation and Subsidiaries
Consolidated Quarterly Information (Unaudited)

Restatement

U.S. Cellular and its audit committee concluded on November 6, 2006, that U.S. Cellular would amend its Annual Report on Form 10-K for the year ended December 31, 2005 to restate its financial statements and financial information for each of the three years in the period ended December 31, 2005, including quarterly information for 2005 and 2004 and certain selected financial data for 2002.  U.S. Cellular and its audit committee also concluded that U.S. Cellular would amend its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 to restate the financial statements and financial information included therewith.

The restatement adjustments are described below.

•                  Forward contracts and related derivative instruments - In reviewing the accounting and disclosure of its prepaid forward contracts, U.S. Cellular concluded that its continued designation of the embedded collars within the forward contracts as cash flow hedges of marketable equity securities was not appropriate.  U.S. Cellular did not contemporaneously de-designate, re-designate, and assess hedge effectiveness when the embedded collars were contractually modified for differences between the actual and expected dividend rates on the underlying securities in 2002.  As a result, the embedded collars no longer qualified for cash flow hedge accounting treatment upon the modification of the terms of the collars for changes in dividend rates and, from that point forward, must be accounted for as derivative instruments that do not qualify for cash flow hedge accounting treatment.  Accordingly, all changes in the fair value of the embedded collars from the time of the contractual modification of each collar must be recognized in the statement of operations.  The restatement adjustments represent reclassifications of unrealized gains or losses related to changes in the fair value of the embedded collars from other comprehensive income or loss, included in common shareholders’ equity, to the statement of operations.

•                  Contracts with maintenance and support services – U.S. Cellular entered into certain equipment and software contracts that included maintenance and support services.  In one case, U.S. Cellular did not properly allocate expenditures between equipment purchases and maintenance and support services.  In other cases, U.S. Cellular did not properly record fees for maintenance and support services over the specified term of the agreement.  The restatement adjustments properly record property, plant and equipment, related depreciation expense and fees for maintenance and support services in the correct periods.

•                  Classification of Asset Retirement Obligation on the Statement of Cash Flows – The additions to property, plant and equipment and other deferred liabilities representing additional asset retirement obligations (“ARO”) should be treated as non-cash items in the statement of cash flows.  From 2004 through the second quarter of 2006, U.S. Cellular included additional ARO liabilities as a change in other assets and liabilities in cash flows from operating activities and the increase in the ARO asset balance as a capital expenditure in cash flows from investing activities resulting in an overstatement of cash flows from operating activities and an overstatement of cash flows required by investing activities.  In the restatement, adjustments were recorded in the statement of cash flows to offset the change in ARO liabilities against the ARO asset.  The reduction in the change in other assets and liabilities in cash flows from operating activities and the reduction in additions to property, plant and equipment in cash flows from investing activities totaled $0.7 million, $2.3 million, $4.7 million and $7.9 million for the year-to-date periods ended March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005, respectively.  The reduction in the change in other assets and liabilities in cash flows from operating activities and the reduction in additions to property, plant and equipment in cash flows from investing activities totaled $0.2 million, $1.0 million, $3.1 million and $5.4 million for the year-to-date periods ended March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004, respectively.

•                  Income taxes – U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group.  In the restatement, U.S. Cellular adjusted its income tax expense, income taxes payable, goodwill, deferred income tax assets and liabilities and related disclosures for the years ended December 31, 2005, 2004, 2003 and 2002 for items identified based on its annual analysis reconciling its 2005 income tax expense and income tax balance sheet accounts as determined in its comparison of the 2005 year-end income tax provision to the 2005 federal and state income tax returns. These adjustments included corrections for certain accounts that had not previously been included in the financial reporting basis used in determining the cumulative temporary differences in computing deferred income tax assets and liabilities, as well as adjustments to certain cumulative temporary differences that had historically been incorrectly associated with operating license assets which, in this restatement, have been correctly classified as investments in partnership assets.  Accordingly, the company has adjusted the deferred tax liabilities related to these assets.  Goodwill was adjusted by $9.6 million to record the income tax effect of the difference between the financial reporting basis and the income tax basis of certain acquisitions made prior to 2004.

•                  Property, plant and equipment – U.S. Cellular did not properly record certain transfers and disposals of equipment removed from service.  Also, U.S. Cellular did not properly record depreciation expense for certain leasehold improvements and other equipment due to the use of incorrect asset lives.  The restatement adjustments properly record equipment disposals and depreciation expense in the correct amounts and periods.

•                  Other items – In addition to the adjustments described above, U.S. Cellular recorded a number of other adjustments to correct and record revenues, expenses and equity in earnings of unconsolidated entities in the periods in which such revenues, expenses and equity in earnings of unconsolidated entities were earned or incurred. Adjustments were also made to certain balance sheet amounts.  These individual adjustments were not material.

The table below summarizes the impact on income before income taxes, minority interest and cumulative effect of accounting change as a result of the restatement.

	Three Months Ended March 31, 2005	Three Months Ended June 30, 2005	Three Months Ended September 30, 2005	Three Months Ended December 31, 2005
	(Increase (decrease) dollars in thousands)

Income Before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change, as previously reported	$36,033	$67,580	$62,536	$68,111

Forward contracts and related derivative instruments	3,996	20,183	(14,241)	35,039
Contracts with maintenance and support services	(197)	(138)	(123)	30
Property, plant and equipment	(240)	317	(1,827)	75
Other items	(2,843)	(1,997)	(1,269)	(9,678)
Total adjustments	716	18,365	(17,460)	25,466
Income Before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change, as restated	$36,749	$85,945	$45,076	$93,577

	Three Months Ended March 31, 2004	Three Months Ended June 30, 2004	Three Months Ended September 30, 2004	Three Months Ended December 31, 2004
	(Increase (decrease) dollars in thousands)

Income Before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change, as previously reported	$23,244	$58,230	$45,114	$68,237

Forward contracts and related derivative instruments	12,294	11,475	(12,602)	(26,228)
Contracts with maintenance and support services	(3,435)	(3,344)	(3,194)	(3,192)
Property, plant and equipment	(431)	(473)	(474)	(3,271)
Other items	(1,615)	(1,092)	139	87
Total adjustments	6,813	6,566	(16,131)	(32,604)
Income Before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change, as restated	$30,057	$64,796	$28,983	$35,633

The table below summarizes the net income and diluted earnings per share impacts from the restatement.

	Three Months Ended March 31, 2005		Three Months Ended June 30, 2005		Three Months Ended September 30, 2005		Three Months Ended December 31, 2005
	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share
	(Increase (decrease) dollars in thousands, except per share amounts)
As previously reported	$19,565	$0.22	$38,077	$0.44	$34,620	$0.39	$42,486	$0.48
Forward contracts and related derivative instruments	2,527	0.03	12,764	0.15	(9,006)	(0.10)	22,140	0.25
Contracts with maintenance and support services	(103)	—	(69)	—	(59)	—	29	—
Income taxes	—	—	—	—	—	—	2,233	0.03
Property, plant and equipment	(134)	—	186	—	(1,127)	(0.01)	14	—
Other items	(1,561)	(0.02)	(1,143)	(0.02)	(756)	(0.01)	(5,732)	(0.06)
Total adjustment	729	0.01	11,738	0.13	(10,948)	(0.12)	18,684	0.22
As restated	$20,294	$0.23	$49,815	$0.57	$23,672	$0.27	$61,170	$0.70

	Three Months Ended March 31, 2004		Three Months Ended June 30, 2004		Three Months Ended September 30, 2004		Three Months Ended December 31, 2004
	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share	Net Income (loss)	Diluted Earnings Per Share
	(Increase (decrease) dollars in thousands, except per share amounts)
As previously reported	$9,404	$0.11	$34,430	$0.40	$27,593	$0.32	$38,089	$0.44
Forward contracts and related derivative instruments	7,781	0.09	7,262	0.08	(7,976)	(0.09)	(16,561)	(0.19)
Contracts with maintenance and support services	(2,006)	(0.02)	(1,950)	(0.02)	(1,861)	(0.03)	(1,856)	(0.02)
Property, plant and equipment	(242)	—	(266)	—	(267)	—	(1,926)	(0.03)
Income taxes	—	—	—	—	—	—	2,382	0.03
Other items	(810)	(0.02)	(631)	(0.01)	71	—	89	—
Total adjustment	4,723	0.05	4,415	0.05	(10,033)	(0.12)	(17,872)	(0.21)
As restated	$14,127	$0.16	$38,845	$0.45	$17,560	$0.20	$20,217	$0.23

A summary of the significant effects of the restatement is as follows:

	Quarter Ended or at March 31, 2005		Quarter Ended or at June 30, 2005
(Dollars in thousands, except per share amounts)	As Previously Reported	As Restated	As Previously Reported	As Restated

Statements of Operations
Operating Revenue	$711,071	$710,049	$741,965	$740,377
Operating Expenses
Systems operations (excluding Depreciation shown separately below)	138,471	139,542	147,238	147,401
Cost of equipment sold	127,248	127,248	116,811	116,811
Selling, general and administrative	278,330	278,953	284,209	284,789
Depreciation	116,647	116,485	115,514	114,756
Amortization and accretion	10,846	11,401	11,270	11,364
(Gain) loss on assets held for sale	—	—	—	—
Total Operating Expenses	671,542	673,629	675,042	675,121

Operating Income	39,529	36,420	66,923	65,256
Investment and Other Income (Expense)	(3,496)	329	657	20,689
Income before Income Taxes and Minority Interest	36,033	36,749	67,580	85,945

Net Income	$19,565	$20,294	$38,077	$49,815

Basic Earnings per Share	$0.23	$0.23	$0.44	$0.57

Diluted Earnings per Share	$0.22	$0.23	$0.44	$0.57

Balance Sheets
Current Assets	$519,251	$515,613	$478,603	$475,458
Investments	2,275,033	2,290,468	2,245,845	2,261,035
Property, Plant and Equipment, net	2,429,759	2,407,950	2,451,307	2,429,627
Other Assets and Deferred Charges	31,627	31,627	31,164	31,164
Assets of Operations Held For Sale	—	—	—	—
Total Assets	$5,255,670	$5,245,658	$5,206,919	$5,197,284

Current Liabilities	$598,995	$603,514	$521,376	$527,926
Deferred Liabilities and Credits	839,108	832,144	820,737	813,261
Long-Term Debt	1,160,900	1,160,900	1,161,014	1,161,014
Liabilities of Operations Held for Sale	—	—	—	—
Minority Interest in Subsidiaries	42,504	38,215	43,773	39,369
Common Shareholders’ Equity	2,614,163	2,610,885	2,660,019	2,655,714
Total Liabilities and Shareholders’ Equity	$5,255,670	$5,245,658	$5,206,919	$5,197,284

	Quarter Ended or at September 30, 2005		Quarter Ended or at December 31, 2005
(Dollars in thousands, except per share amounts)	As Previously Reported	As Restated	As Previously Reported	As Restated

Statements of Operations
Operating Revenue	$795,506	$795,100	$787,345	$785,239
Operating Expenses
Systems operations (excluding Depreciation shown separately below)	159,102	159,335	157,549	157,815
Cost of equipment sold	130,823	130,823	137,057	137,057
Selling, general and administrative	312,777	313,374	337,558	340,593
Depreciation	115,612	116,966	117,579	116,890
Amortization and accretion	10,971	11,272	10,633	11,353
(Gain) loss on assets held for sale	—	—	(44,660)	(44,660)
Total Operating Expenses	729,285	731,770	715,716	719,048

Operating Income	66,221	63,330	71,629	66,191
Investment and Other Income (Expense)	(3,685)	(18,254)	(3,518)	27,386
Income before Income Taxes and Minority Interest	62,536	45,076	68,111	93,577

Net Income	$34,620	$23,672	$42,486	$61,170

Basic Earnings per Share	$0.40	$0.27	$0.49	$0.70

Diluted Earnings per Share	$0.39	$0.27	$0.48	$0.70

Balance Sheets
Current Assets	$471,070	$467,686	$543,650	$539,885
Investments	2,256,246	2,270,808	2,283,629	2,293,334
Property, Plant and Equipment, net	2,421,407	2,398,059	2,576,764	2,553,029
Other Assets and Deferred Charges	28,260	28,260	29,985	29,985
Assets of Operations Held for Sale	66,644	66,644	—	—
Total Assets	$5,243,627	$5,231,457	$5,434,028	$5,416,233

Current Liabilities	$489,207	$496,207	$654,260	$662,721
Deferred Liabilities and Credits	832,910	824,399	821,345	809,362
Long-Term Debt	1,161,127	1,161,127	1,161,241	1,161,241
Liabilities of Operations Held for Sale	5,585	5,585	—	—
Minority Interest in Subsidiaries	46,407	41,995	46,442	41,871
Common Shareholders’ Equity	2,708,391	2,702,144	2,750,740	2,741,038
Total Liabilities and Shareholders’ Equity	$5,243,627	$5,231,457	$5,434,028	$5,416,233

	Quarter Ended or at March 31, 2004		Quarter Ended or at June 30, 2004
(Dollars in thousands, except per share amounts)	As Previously Reported	As Restated	As Previously Reported	As Restated

Statements of Operations
Operating Revenue	$653,175	$653,169	$705,590	$704,423
Operating Expenses
Systems operations (excluding Depreciation shown separately below)	139,608	142,525	145,337	148,176
Cost of equipment sold	119,818	119,818	110,605	110,605
Selling, general and administrative	250,793	252,444	265,623	266,132
Depreciation	101,564	102,011	110,293	110,762
Amortization and accretion	12,454	12,454	11,935	11,935
(Gain) loss on assets held for sale	(143)	(143)	(582)	(582)
Total Operating Expenses	624,094	629,109	643,211	647,028

Operating Income	29,081	24,060	62,379	57,395
Investment and Other Income (Expense)	(5,837)	5,997	(4,149)	7,401
Income before Income Taxes and Minority Interest	23,244	30,057	58,230	64,796

Net Income (Loss)	$9,404	$14,127	$34,430	$38,845

Basic Earnings per Share	$0.11	$0.16	$0.40	$0.45

Diluted Earnings per Share	$0.11	$0.16	$0.40	$0.45

Balance Sheets
Current Assets	$421,846	$418,319	$755,413	$752,215
Investments	2,144,890	2,159,973	2,135,964	2,151,121
Property, Plant and Equipment, net	2,264,847	2,257,560	2,310,005	2,298,573
Other Assets and Deferred Charges	27,048	27,048	36,759	36,759
Assets of Operations Held for Sale	—	—	—	—
Total Assets	$4,858,631	$4,862,900	$5,238,141	$5,238,668

Current Liabilities	$503,698	$505,339	$822,019	$824,827
Deferred Liabilities and Credits	699,761	701,096	713,096	712,559
Long-Term Debt	1,146,764	1,146,764	1,160,559	1,160,559
Liabilities of Operations Held for Sale	—	—	—	—
Minority Interest in Subsidiaries	33,424	29,982	35,561	31,930
Common Shareholders’ Equity	2,474,984	2,479,719	2,506,906	2,508,793
Total Liabilities and Shareholders’ Equity	$4,858,631	$4,862,900	$5,238,141	$5,238,668

	Quarter Ended or at September 30, 2004		Quarter Ended or at December 31, 2004
(Dollars in thousands, except per share amounts)	As Previously Reported	As Restated	As Previously Reported	As Restated

Statements of Operations
Operating Revenue	$740,293	$740,403	$709,143	$708,423
Operating Expenses
Systems operations (excluding Depreciation shown separately below)	151,102	153,942	126,643	129,482
Cost of equipment sold	126,731	126,731	129,451	129,451
Selling, general and administrative	281,522	282,007	290,243	290,764
Depreciation	115,472	115,815	122,963	126,066
Amortization and accretion	12,031	12,031	11,490	11,490
(Gain) loss on assets held for sale	—	—	(10,081)	(10,081)
Total Operating Expenses	686,858	690,526	670,709	677,172

Operating Income	53,435	49,877	38,434	31,251
Investment and Other Income (Expense)	(8,321)	(20,894)	29,803	4,382
Income before Income Taxes and Minority Interest	45,114	28,983	68,237	35,633

Net Income (Loss)	$27,593	$17,560	$38,089	$20,217

Basic Earnings per Share	$0.32	$0.20	$0.44	$0.23

Diluted Earnings per Share	$0.32	$0.20	$0.44	$0.23

Balance Sheets
Current Assets	$476,518	$472,959	$564,347	$561,450
Investments	2,118,434	2,133,621	2,142,161	2,158,154
Property, Plant and Equipment, net	2,307,881	2,293,141	2,440,720	2,418,861
Other Assets and Deferred Charges	32,712	32,712	$32,807	32,807
Assets of Operations Held for Sale	50,438	50,438	—	—
Total Assets	$4,985,983	$4,982,871	$5,180,035	$5,171,272

Current Liabilities	$546,356	$549,054	$549,332	$552,755
Deferred Liabilities and Credits	694,452	692,562	840,268	833,566
Long-Term Debt	1,160,673	1,160,673	1,160,786	1,160,786
Liabilities of Operations Held for Sale	2,283	2,283	—	—
Minority Interest in Subsidiaries	38,667	34,916	40,052	36,049
Common Shareholders’ Equity	2,543,552	2,543,383	2,589,597	2,588,116
Total Liabilities and Shareholders’ Equity	$4,985,983	$4,982,871	$5,180,035	$5,171,272

	Quarter Ended
(Dollars in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2005 (As Restated)
Operating revenues	$710,049	$740,377	$795,100	$785,239
Operating income	36,420	65,256	63,330	66,191
Fair value adjustment of derivative instruments	3,996	20,183	(14,241)	35,039
Gain (loss) on investments	551	—	—	(6,754)
Net income	$20,294	$49,815	$23,672	$61,170
Basic weighted average shares outstanding (000s)	86,405	86,708	86,904	87,073
Diluted weighted average shares outstanding (000s)	87,125	87,375	87,661	87,729

Basic earnings per share	$0.23	$0.57	$0.27	$0.70
Diluted earnings per share	$0.23	$0.57	$0.27	$0.70

Stock price(1)(2)
U.S. Cellular Common Shares
High	$50.26	$50.22	$56.60	$54.09
Low	41.20	42.00	49.42	48.67
Quarter-end close	$45.63	$49.94	$53.42	$49.40

2004 (As Restated)
Operating revenues	$653,169	$704,423	$740,403	$708,423
Operating income	24,060	57,395	49,877	31,251
Fair value adjustment of derivative instruments	12,294	11,475	(12,602)	(26,228)
Gain (loss) on investments	—	(1,830)	—	27,621
Net income	$14,127	$38,845	$17,560	$20,217
Basic weighted average shares outstanding (000s)	86,153	86,199	86,278	86,344
Diluted weighted average shares outstanding (000s)	86,704	86,653	86,797	86,890

Basic earnings per share	$0.16	$0.45	$0.20	$0.23
Diluted earnings per share	$0.16	$0.45	$0.20	$0.23

Stock price (1)(2)
U.S. Cellular Common Shares
High	$43.49	$39.80	$44.15	$46.16
Low	34.53	32.30	35.90	41.01
Quarter-end close	$38.65	$38.55	$43.15	$44.76

(1)      The high, low and closing sales prices of U.S. Cellular’s Common Shares as reported by the American Stock Exchange.

(2)      U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular’s business.

United States Cellular Corporation and Subsidiaries
Five-Year Statistical Summary

Year Ended or at December 31, (Dollars in thousands, except per share and per customer amounts)	2005	2004	2003	2002	2001
	(As Restated)	(As Restated)	(As Restated)	(As Restated)

Market and Customer Statistics
Consolidated markets(a)	189	175	182	178	168
Wireless customers	5,482,000	4,945,000	4,409,000	4,103,000	3,461,000
Total population(b)	45,244,000	44,391,000	46,267,000	41,048,000	28,632,000
Market penetration	12.12%	11.14%	9.53%	10.00%	12.09%
Net customer additions	477,000	627,000	447,000	310,000	354,000
Post-pay churn rate per month	1.5%	1.5%	1.5%	1.8%	1.7%
Average monthly service revenue per customer(c)	$45.24	$46.58	$47.31	$47.25	$46.26
Average monthly local minutes of use per customer	625	539	422	304	216
Marketing cost per gross customer addition	$460	$403	$381	$365	$322

Operating Statistics
System operations expense per customer per month	$9.67	$10.23	$11.31	$11.14	$10.68
As a percent of service revenues	21.4%	22.0%	23.9%	23.6%	23.1%
Cell sites in service	5,428	4,856	4,184	3,914	2,925
Capital expenditures and system development costs	$576,525	$636,097	$630,864	$732,376	$503,399
General and administrative expense per customer per month	$13.08	$13.52	$13.46	$11.73	$11.01
Number of full-time equivalent employees	7,300	6,725	6,225	6,100	5,150
Operating income	$231,197	$162,583	$106,532	$275,217	$316,102
Operating income as a percent of service revenues	8.2%	6.2%	4.4%	13.1%	17.3%

Balance Sheet Information
Property, plant and equipment before depreciation	4,615,234	4,104,200	3,648,013	$3,288,378	$2,423,197
Investment in licenses and goodwill	1,843,498	1,683,631	1,690,531	1,780,853	1,361,678
Total assets	5,416,233	5,171,272	4,963,865	4,803,006	3,795,392
Total debt outstanding (includes forward contracts)	1,296,241	1,190,786	1,252,344	1,311,660	667,156
Common Shares outstanding (000’s)	55,046	55,046	55,046	55,046	55,046
Series A Common Shares outstanding (000’s)	33,006	33,006	33,006	33,006	33,006
Common shareholders’ equity	$2,741,038	$2,588,116	$2,471,288	$2,415,782	$2,352,691
Return on average equity(d)	5.8%	3.6%	0.8%	(1.5)%	7.7%

(a)	Markets whose results are included in U.S. Cellular’s consolidated operating results.
(b)	Total population amounts for 2005-2001 are based on previous year Claritas estimates.
(c)	The numerator of this calculation consists of service revenues for the respective 12-month period divided by 12. The denominator consists of the average number of U.S. Cellular wireless customers.
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

312.592.5301         312.630.1935 (fax)

kevin.gallagher@teldta.com

General inquiries by our investors, securities analysts and other members of the investment community should be directed to:

Mark A. Steinkrauss, Vice President – Corporate Relations

Telephone and Data Systems, Inc.

30 N. LaSalle Street, Suite 4000

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

PricewaterhouseCoopers LLP

Visit U.S. Cellular’s web site at www.uscellular.com