Form 10-K, Exhibit 13
period 2006-12-31
UNITED STATES CELLULAR CORP
filed 2007-04-23
CIK 821130

Exhibit 13

United States Cellular Corporation and Subsidiaries

Financial Reports Contents

Management’s Discussion and Analysis of Results of Operations and Financial Condition	1
Overview	2
Results of Operations	5
Recent Accounting Pronouncements	17
Financial Resources	18
Liquidity and Capital Resources	21
Acquisitions, Exchanges and Divestitures	25
Application of Critical Accounting Policies and Estimates	29
Certain Relationships and Related Transactions	36
Private Securities Litigation Reform Act of 1995
Safe Harbor Cautionary Statement	37
Market Risk	40
Consolidated Statements of Operations	43
Consolidated Statements of Cash Flows	44
Consolidated Balance Sheets—Assets	45
Consolidated Balance Sheets—Liabilities and Shareholders’ Equity	46
Consolidated Statements of Common Shareholders’ Equity	47
Notes to Consolidated Financial Statements	48
Reports of Management	86
Report of Registered Public Accounting Firm	89
Selected Consolidated Financial Data	92
Consolidated Quarterly Income Information (Unaudited)	93
Five-Year Statistical Summary	94
Shareholder Information	95

UNITED STATES CELLULAR CORPORATION AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

United States Cellular Corporation (“U.S. Cellular”) owns, operates and invests in wireless markets throughout the United States. U.S. Cellular is an 80.7%-owned subsidiary of Telephone and Data Systems, Inc. (“TDS”).

The following discussion and analysis should be read in conjunction with U.S. Cellular’s audited consolidated financial statements included herein and the description of U.S. Cellular’s business included in Item 1 in the U.S. Cellular Annual Report on Form 10-K for the year ended December 31, 2006.

U.S. Cellular owned, or had the right to acquire pursuant to certain agreements, either majority or minority interests in 235 wireless markets at December 31, 2006. A summary of the number of markets U.S. Cellular owns or has rights to acquire as of December 31, 2006 follows:

Number of
Markets
Consolidated markets(1)	201
Consolidated markets to be acquired pursuant to existing agreements(2)	17
Minority interests accounted for using equity method	12
Minority interests accounted for using cost method	5
Total markets to be owned after completion of pending transactions(3)	235

(1)             Includes majority interests in 190 markets and other interests in 11 licenses acquired through Carroll Wireless, L.P. (“Carroll Wireless”). U.S. Cellular consolidates Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless, for financial statement purposes, pursuant to the guidelines of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities—an interpretation of ARB No. 51 (“FIN 46(R)”), as U.S. Cellular anticipates benefiting from or absorbing a majority of Carroll Wireless’ expected gains or losses.

Carroll Wireless was the winning bidder of 17 wireless licenses in the auction of wireless spectrum designated by the Federal Communications Commission (“FCC”) as Auction 58. On January 6, 2006, the FCC granted Carroll Wireless applications with respect to 16 of the 17 licenses for which it was the winning bidder and dismissed one application relating to Walla Walla, Washington. Following the completion of Auction 58, the FCC determined that a portion of the Walla Walla license was already licensed to another party and should not have been included in Auction 58. In March 2006, Carroll Wireless received a full refund of the amount paid to the FCC with respect to the Walla Walla license. Of the 16 licenses which were granted to Carroll Wireless, 11 licenses represent markets which are incremental to U.S. Cellular’s currently owned or acquirable markets and 5 represent markets in which U.S. Cellular currently owns spectrum. Only licenses which add incremental territory to U.S. Cellular’s consolidated operating markets are included in the number of consolidated markets so as to avoid duplicate reporting of overlapping markets.

(2)             U.S. Cellular owns rights to acquire majority interests in 17 wireless licenses resulting from an exchange transaction which closed in August 2003 with AT&T Wireless Services, Inc. (“AT&T Wireless”), now a subsidiary of Cingular Wireless LLC, which is now a subsidiary of AT&T Inc. (formerly SBC Communications, Inc.). Pursuant to the exchange transaction, U.S. Cellular also has rights to acquire 4 additional licenses. However, those 4 additional licenses are in markets where U.S. Cellular currently owns spectrum. Only licenses which add incremental territory to U.S. Cellular’s consolidated operating markets are included in the number of consolidated markets so as to avoid duplicate reporting of overlapping markets. The rights to acquire licenses from AT&T Wireless expire on August 1, 2008.

(3)             Total markets to be owned after completion of pending transactions does not include the 17 licenses for which Barat Wireless was the successful bidder in Auction 66, which ended on September 18, 2006. The FCC has not yet awarded the licenses to Barat Wireless, nor is there any prescribed timeframe for the FCC to review the qualifications of Barat Wireless and award the licenses

OVERVIEW

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

Results of Operations

U.S. Cellular positions itself as a regional operator, focusing its efforts on providing wireless service to customers in the geographic areas where it has licenses to provide such service. U.S. Cellular differentiates itself from its competitors through a customer satisfaction strategy, reflecting broad product distribution, a customer service focus and a high-quality wireless network. Its largest contiguous service area is in the Midwest/Southwest, where it serves 3.6 million customers and owns licenses covering a total population of more than 38 million.

U.S. Cellular’s business development strategy is to acquire, develop and operate controlling interests in wireless licenses in areas adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas. U.S. Cellular’s operating strategy is to strengthen the geographic areas where it can continue to build long-term operating synergies and to exit those areas where it does not have opportunities to build such synergies.

Operating highlights in 2006 included the following:

•       Total customers increased 6% year-over-year to 5,815,000 and average monthly service revenue per customer increased 4% to $47.23;

•       The postpay churn rate per month was 1.5%;

•       Additions to property, plant and equipment totaled $579.8 million, including expenditures to construct cell sites, increase capacity in existing cell sites and switches, outfit new and remodel existing retail stores and continue the development and enhancements of U.S. Cellular’s support systems;

•       Total cell sites in service increased 9% year-over-year to 5,925; and

•       In April 2006, U.S. Cellular completed the purchase of the remaining majority interest in the Tennessee RSA No. 3 Limited Partnership, a wireless market operator in which U.S. Cellular had previously owned a 16.7% interest, for approximately $19.0 million in cash.

Service Revenues increased $387.4 million, or 14%, to $3,214.4 million in 2006 from $2,827.0 million in 2005. Revenues from data products and services increased 66% to $217.4 million in 2006 from $131.3 million in 2005 as customers continue to increase usage of U.S. Cellular’s easyedgeSM products and offerings such as Short Messaging Service (SMS) and Blackberry® handsets and service.

Operating Income in 2006 increased $58.7 million, or 25%, to $289.9 million from $231.2 million in 2005. The increase in Operating Income reflected both higher operating revenues and a higher operating income margin (as a percent of service revenues), which was 9.0% in 2006 compared to 8.2% in 2005.

Although operating income margin improved in 2006, U.S. Cellular anticipates that there will be continued pressure on its operating income and operating income margin in the next few years related to the following factors:

•       costs of customer acquisition and retention;

•       effects of competition;

•       providing service in recently launched areas;

•       potential increases in prepaid and reseller customers as a percentage of U.S. Cellular’s customer base; and

•       continued enhancements to its wireless networks

Investment and Other Income (Expense) totaled $23.2 million in 2006 and $30.2 million in 2005.

Net Income in 2006 increased 16% to $179.5 million compared to $155.0 million in 2005. Basic Earnings per Share was $2.05 in 2006, which was $0.26 higher than last year and Diluted Earnings per Share was $2.04, which was $0.27 higher than last year. The increases in Net Income and Earnings per Share in 2006 compared to 2005 were attributable primarily to higher Operating Income.

Cash flows and Investments

U.S. Cellular had cash and cash equivalents totaling $32.9 million and $664.6 million of availability under its revolving credit facility as of December 31, 2006. U.S. Cellular generated cash flows from operating activities of $693.4 million.

U.S. Cellular believes that cash on hand, expected future cash flows from operating activities and sources of external financing provide substantial financial flexibility and are sufficient to permit U.S. Cellular to finance its contractual obligations and anticipated capital expenditures for the foreseeable future. U.S. Cellular continues to seek to maintain a strong balance sheet and an investment grade credit rating.

On October 3, 2006, U.S. Cellular completed the sale of its interest in Midwest Wireless Communications, L.L.C., which interest was convertible into an interest of approximately 11% in Midwest Wireless Holdings, L.L.C., a privately-held wireless telecommunications company that controlled Midwest Wireless Communications. As a result of the closing of this transaction, U.S Cellular became entitled to receive approximately $106.0 million in cash in consideration with respect to its interest in Midwest Wireless Communications. Of this amount, $95.1 million was received on October 6, 2006; the remaining balance was held in escrow to secure true-up, indemnification and other adjustments and, subject to such adjustments, will be distributed in installments over a period of four to fifteen months following the closing. In the fourth quarter of 2006, U.S. Cellular recorded a gain of $70.4 million related to the sale of its interest in Midwest Wireless Communications. The gain recognized during the fourth quarter of 2006 includes $4.3 million received during the first four months of 2007 from the aforementioned escrow. In addition, U.S. Cellular owns 49% of an entity which, prior to October 3, 2006, owned approximately 2.9% of Midwest Wireless Holdings; U.S. Cellular accounts for that entity by the equity method. In the fourth quarter of 2006, U.S. Cellular recorded Equity in earnings of unconsolidated entities of $6.3 million and received a cash distribution of $6.5 million related to its ownership interest in that entity; such income and cash distribution were due primarily to the sale of the entity’s interest in Midwest Wireless Holdings to ALLTEL.

U.S. Cellular is a limited partner in Barat Wireless, L.P. (“Barat Wireless”), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 66. Barat Wireless was qualified to receive a 25% discount available to “very small businesses” which were defined as having annual gross revenues of less than $15 million. At the conclusion of the auction on September 18, 2006, Barat Wireless was the high bidder with respect to 17 licenses and had bid $127.1 million, net of its discount. Although the bidding in Auction 66 ended on September 18, 2006, the FCC has not yet awarded any of the licenses to Barat Wireless, nor is there any prescribed timeframe for the FCC to review the qualifications of Barat Wireless and award licenses.

Barat Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2006, U.S. Cellular had made capital contributions and advances to Barat Wireless and/or its general partner of $127.2 million. Barat Wireless used the funding to pay the FCC an initial deposit of $79.9 million on July 14, 2006 to allow it to participate in Auction 66. On October 18, 2006, Barat Wireless paid the balance due, at the conclusion of the auction for the licenses with respect to which Barat Wireless was the high bidder; such amount due was $47.1 million. For financial reporting purposes, U.S. Cellular consolidates Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless, pursuant to the guidelines of FASB Interpretation No. 46 (revised December 2003), FIN 46(R), as U.S. Cellular anticipates benefiting from or absorbing a majority of Barat Wireless’ expected gains or losses. Pending finalization of

Barat Wireless’ permanent financing plan, and upon request by Barat Wireless, U.S. Cellular may agree to make additional capital contributions and advances to Barat Wireless and/or its general partner.

At an Extraordinary General Meeting held on July 25, 2006, shareholders of Vodafone approved a Special Distribution of £0.15 per share (£1.50 per American Depositary Receipt (“ADR”)) and a Share Consolidation under which every 8 ADRs of Vodafone were consolidated into 7 ADRs. As a result of the Special Distribution which was paid on August 18, 2006, U.S. Cellular received approximately $28.6 million in cash; this amount, representing a return of capital, was recorded as a reduction in the accounting cost basis of marketable equity securities in the Consolidated Balance Sheet. Also, as a result of the Share Consolidation which was effective on July 28, 2006, U.S. Cellular’s previous 10,245,370 Vodafone ADRs were consolidated into 8,964,698 Vodafone ADRs.

See “Financial Resources” and “Liquidity and Capital Resources”—for additional information related to cash flows and investments.

RESULTS OF OPERATIONS

Following are tables of summarized operating data for U.S. Cellular’s consolidated operations:

December 31,(1a)	2006	2005	2004
Total market population(2)(4)	55,543,000	45,244,000	44,391,000
Customers(3)	5,815,000	5,482,000	4,945,000
Market penetration(4)	10.5%	12.1%	11.1%
Total full-time equivalent employees	7,608	7,300	6,725
Cell sites in service	5,925	5,428	4,856
For the Year Ended December 31,(1b)	2006	2005	2004
Net customer additions(5)	310,000	477,000	627,000
Net retail customer additions(5)	297,000	411,000	464,000
Average monthly service revenue per customer(6)	$47.23	$45.24	$46.58
Postpay churn rate per month(7)	1.5%	1.5%	1.5%
Sales and marketing cost per gross customer addition(8)	$478	$460	$403

(1a)       Amounts in 2006 include information related to all markets included in U.S. Cellular’s consolidated operations as of December 31, 2006. Such markets include (i) the market acquired during April 2006, (ii) the 15 markets acquired from ALLTEL in the exchange transaction completed in December 2005 and (iii) the 11 markets granted to Carroll Wireless by the FCC in January 2006 which are incremental to U.S. Cellular’s currently owned or acquirable markets. Such markets exclude the two markets transferred to ALLTEL in the exchange transaction completed in December 2005.

Amounts in 2005 include (i) the market acquired from AT&T Inc. in April 2005, and (ii) the 15 markets acquired from ALLTEL in December 2005; and do not include the two markets transferred to ALLTEL in the exchange transaction completed in December 2005.

(1b)      Amounts in 2006 include results from all markets included in U.S. Cellular’s consolidated operations for the period January 1, 2006 through December 31, 2006. Such markets include (i) the market acquired during April 2006 from April 1 through December 31, (ii) the 15 markets acquired from ALLTEL in the exchange transaction completed in December 2005 for the period January 1 through December 31, 2006 and (iii) the 11 markets granted to Carroll Wireless by the FCC in January 2006 for the period January 6 through December 31, 2006. Such amounts exclude results from the two markets transferred to ALLTEL in the exchange transaction completed in December 2005. Amounts in 2005 include results from all markets included in U.S. Cellular’s consolidated operations for the period January 1, 2005 through December 31, 2005, excluding the two markets transferred to ALLTEL in the exchange transaction completed in December 2005 from December 19 through December 31.

(2)             Represents 100% of the population of the markets in which U.S. Cellular had a controlling financial interest for financial reporting purposes as of December 31 of each respective year.

(3)             U.S. Cellular’s customer base consists of the following types of customers:

December 31,	2006	2005	2004
Customers on postpay service plans in which the end user is a customer of U.S. Cellular (“postpay customers”)	4,912,000	4,633,000	4,303,000
End user customers acquired through U.S. Cellular’s agreement with a third party (“reseller customers”)*	590,000	555,000	467,000
Total postpay customers	5,502,000	5,188,000	4,770,000
Customers on prepaid service plans in which the end user is a customer of U.S. Cellular (“prepaid customers”)	313,000	294,000	175,000
Total customers	5,815,000	5,482,000	4,945,000

*                    Pursuant to its agreement with the third party, U.S. Cellular is compensated by the third party on a postpay basis; as a result, all customers U.S. Cellular has acquired through this agreement are considered to be postpay customers.

(4)             Calculated using 2005, 2004 and 2003 Claritas population estimates for 2006, 2005 and 2004, respectively. “Total market population” is used only for the purposes of calculating market penetration, which is calculated by dividing customers by the total market population (without duplication of population in overlapping markets).

The decrease in the market penetration for 2006 compared to 2005 is due to the inclusion of the market population related to the incremental territory acquired as a result of the completion of Auction 58. As of December 31, 2006, this incremental territory has not yet been built out. According to the 2005 Claritas population estimates, total market population related to this incremental territory was 7,775,000.

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

(6)             Management uses this measurement to assess the amount of service revenue that U.S. Cellular generates each month on a per customer basis. Variances in this measurement are monitored and compared to variances in expenses on a per customer basis. Average monthly service revenue per customer is calculated as follows:

Year ended December 31,	2006	2005	2004
Service Revenues per Consolidated Statements of Operations	$3,214,410	$2,827,022	$2,615,163
Divided by average customers during period (000s)*	5,671	5,207	4,679
Divided by number of months in each period	12	12	12
Average monthly service revenue per customer	$47.23	$45.24	$46.58

*                    “Average customers during period” is calculated by adding the number of total customers, including reseller customers, at the beginning of the first month of the period and at the end of each month in the period and dividing by the number of months in the period plus one. Acquired and divested customers are included in the calculation on a prorated basis for the amount of time U.S. Cellular included such customers during each period.

(7)             Postpay churn rate per month represents the percentage of the postpay customer base that disconnects service each month, including both postpay customers and reseller customers. Reseller customers can disconnect service without the associated account numbers being disconnected from U.S. Cellular’s network if the reseller elects to reuse the customer telephone numbers. Only those reseller customer numbers that are disconnected from U.S. Cellular’s network are counted in the number of postpay disconnects. The calculation is performed by first dividing the total number of postpay and reseller customers who disconnect service during the period by the number of months in such period, and then dividing that quotient by the average monthly postpay customer base, which includes both postpay and reseller customers, for such period.

(8)             For a discussion of the components of this calculation, see “Operating expenses—Selling, general and administrative expenses”, below.

Operating Revenues

Year Ended December 31,	2006	2005	2004
(Dollars in thousands)
Retail service(1)	$2,820,303	$2,484,571	$2,270,873
Inbound roaming	158,249	145,026	171,600
Long-distance and other(1)	235,858	197,425	172,690
Service Revenues	3,214,410	2,827,022	2,615,163
Equipment sales	258,745	203,743	191,255
Total Operating Revenues	$3,473,155	$3,030,765	$2,806,418

(1)             Reflects reclassification of data-related revenue of $6.0 million in 2006, $3.0 million in 2005 and $1.4 million in 2004, respectively, from long-distance and other revenues to retail service revenues. These reclassifications did not result in a change in previously reported total service revenues.

Operating revenues increased $442.4 million, or 15%, to $3,473.2 million in 2006 from $3,030.8 million in 2005, and increased $224.4 million, or 8%, in 2005 from $2,806.4 million in 2004.

Service revenues increased $387.4 million, or 14%, to $3,214.4 million in 2006 from $2,827.0 million in 2005, and increased $211.8 million, or 8%, from $2,615.2 million in 2004. Service revenues primarily consist of: (i) charges for access, airtime, roaming, recovery of regulatory costs and value-added services, including data products and services, provided to U.S. Cellular’s retail customers and to end users through third party resellers (“retail service”); (ii) charges to other wireless carriers whose customers use U.S. Cellular’s wireless systems when roaming (“inbound roaming”); and (iii) charges for long-distance calls made on U.S. Cellular’s systems. The increases in service revenues were due primarily to the growth in the customer base, which increased to 5,815,000 in 2006 from 5,482,000 in 2005 and from 4,945,000 in 2004, and, in 2006, higher monthly service revenue per customer; monthly service revenue per customer averaged $47.23 in 2006, $45.24 in 2005 and $46.58 in 2004.

See footnote 6 to the table of summarized operating data in “Results of Operations” above for the calculation of average monthly service revenue per customer.

Retail service revenues increased $335.7 million, or 14%, to $2,820.3 million in 2006 from $2,484.6 million in 2005, and increased $213.7 million, or 9%, in 2005 from $2,270.9 million in 2004. Growth in U.S. Cellular’s average customer base and an increase in average monthly retail service revenue per customer in 2006 were the primary reasons for the increases in retail service revenues. Average monthly retail service revenues per customer increased 4% to $41.44 in 2006 from $39.76 in 2005 following a decrease of 2% in 2005 from $40.44 in 2004.

U.S. Cellular’s average customer base increased 9% in 2006 and 11% in 2005 to 5,671,000 in 2006 and 5,207,000 in 2005. The increases in the average number of customers each year were primarily driven by the net customer additions that U.S. Cellular generated from its marketing distribution channels. The average number of customers in each year was affected also by the timing of acquisitions and divestitures, including the acquisition of markets in April 2005, December 2005 and April 2006 and the disposition of markets in February 2004, November 2004 and December 2005.

U.S. Cellular anticipates that net additions to its customer base will increase during 2007 as a result of its continuing focus on customer satisfaction, attractively priced service plans, a broader line of handsets and other products, and improvements in distribution and from growth in customers in newer markets. However, the level of growth in the customer base for 2007 will depend upon U.S. Cellular’s ability to attract new customers and retain existing customers in a highly, and increasingly, competitive marketplace.

Monthly local retail minutes of use per customer averaged 704 in 2006, 625 in 2005 and 539 in 2004. The increases in both years were driven by U.S. Cellular’s focus on designing sales incentive programs and customer billing rate plans to stimulate overall usage. The impact on retail service revenue of the increases in average monthly minutes of use was offset by decreases in average revenue per minute of use in all years. The decreases in average revenue per minute of use reflect the impact of increasing competition, which has led to the inclusion of an increasing number of minutes in package pricing plans and the inclusion of features such as unlimited night and weekend minutes and unlimited inbound call minutes in certain pricing plans. U.S. Cellular has seen stabilization in its average revenue per minute of use during 2006 but anticipates that it could decline in the future, reflecting increased competition and continued penetration of the consumer market.

Revenues from data products and services grew significantly in 2006 and 2005, totaling $217.4 million in 2006, $131.3 million in 2005 and $68.4 million in 2004. Such growth, which positively impacted average monthly retail service revenues per customer in those years, reflected customers’ increasing acceptance and usage of U.S. Cellular’s easyedgeSM products and offerings such as Short Messaging Service (“SMS”) and Blackberry® handsets and service.

In addition, the increases in retail service revenues in both years reflect increases of $23.7 million in 2006 and $36.4 million in 2005 in amounts billed to customers to offset costs related to certain regulatory mandates, such as universal service funding, wireless number portability and E-911 infrastructure.

Inbound roaming revenues increased $13.2 million, or 9%, to $158.2 million in 2006 from $145.0 million in 2005, and decreased $26.6 million, or 15%, in 2005 from $171.6 million in 2004. The increase in revenues in 2006 was related primarily to an increase in inbound roaming minutes of use, partially offset by a decrease in average inbound roaming revenue per roaming minute of use. The increase in inbound roaming minutes of use was driven primarily by the overall growth in the number of customers throughout the wireless industry. The decline in roaming revenue per minute of use was due primarily to the general downward trend in negotiated rates. The decrease in revenues in 2005 primarily resulted from a decrease in revenue per roaming minute of use, partially offset by an increase in inbound roaming minutes. Also contributing to the decrease were the sales and transfers of markets to ALLTEL in November 2004 and AT&T Wireless in February 2004. These markets had historically provided substantial amounts of inbound roaming revenues.

U.S. Cellular anticipates that inbound roaming minutes of use might continue to grow over the next few years, reflecting continuing industry-wide growth in customers and increased usage of data services while roaming, but that the rate of growth will decline due to higher penetration and slower growth of the consumer wireless market. In addition, U.S. Cellular anticipates that the rate of decline in average inbound roaming revenue per roaming minute of use may be lower over the next few years, reflecting the wireless industry trend toward longer term negotiated rates.

Long-distance and other revenues increased $38.5 million, or 19%, to $235.9 million in 2006 from $197.4 million in 2005, and increased $24.7 million, or 14%, in 2005 from $172.7 million in 2004.

In 2006, the $38.5 million increase compared to 2005 reflected a $10.2 million increase in long-distance revenues and a $28.3 million increase in other revenues. In 2005, the $24.7 million increase compared to 2004 reflected a $2.4 million increase in long-distance revenues and a $22.3 million increase in other revenues. The increase in long-distance revenues in both years was driven by an increase in the volume of long-distance calls billed to U.S. Cellular’s customers and to other wireless carriers whose customers used U.S. Cellular’s systems to make long-distance calls. The growth in other revenues in both years was primarily due to an increase of $8.7 million and $3.4 million in tower rental revenues in 2006 and 2005, respectively, and by an increase of $17.3 million and $18.2 million in 2006 and 2005, respectively, in the amount of funds received from the federal Universal Service Fund (“USF”). Each increase in tower rental revenues was driven by an increase in the number of tower space lease agreements in effect. In 2006, 2005 and 2004, U.S. Cellular was eligible to receive eligible telecommunication carrier funds in seven, five and three states, respectively.

Equipment sales revenues increased $55.0 million, or 27%, to $258.7 million in 2006 from $203.7 million in 2005, and increased $12.4 million, or 7%, in 2005 from $191.3 million in 2004. Equipment sales revenues include revenues from sales of handsets and related accessories to both new and existing customers, as well as revenues from sales of handsets to agents. All equipment sales revenues are recorded net of anticipated rebates.

U.S. Cellular continues to offer a competitive line of quality handsets to both new and existing customers. U.S. Cellular’s customer retention efforts include offering new handsets at discounted prices to existing customers as the expiration date of the customer’s service contract approaches. U.S. Cellular also continues to sell handsets to agents; this practice enables U.S. Cellular to provide better control over the quality of handsets sold to its customers, establish roaming preferences and earn quantity discounts from handset manufacturers which are passed along to agents. U.S. Cellular anticipates that it will continue to sell handsets to agents in the future.

The increase in equipment sales revenues in both years was driven by an increase in the number of handsets sold to customers and agents. In 2006, the increase also was attributable to an increase in average revenue per handset. In 2005, the effect of the increase in the number of handsets sold was partially offset by a decrease in the average revenue per handset sold. Average revenue per handset sold increased 14% in 2006 and decreased 3% in 2005, primarily due to changes in both the mix of handsets sold and promotional discounts. The number of handsets sold increased 12% in 2006 and 10% in 2005. The increase in the number of handsets sold in 2006 was partly due to the increase in the number of handsets sold to agents in preparation for the 2007 Valentine’s Day holiday sales event and to existing customers to replace non-GPS enabled handsets.

Operating Expenses

Year Ended December 31,	2006	2005	2004
(Dollars in thousands)
System operations (excluding depreciation shown below)	$639,683	$604,093	$574,125
Cost of equipment sold	568,903	511,939	486,605
Selling, general and administrative	1,399,561	1,217,709	1,091,347
Depreciation	516,637	465,097	454,654
Amortization and accretion	58,475	45,390	47,910
(Gain) on sales of assets	—	(44,660)	(10,806)
Total Operating Expenses	$3,183,259	$2,799,568	$2,643,835

Operating expenses increased $383.7 million, or 14%, to $3,183.3 million in 2006 from $2,799.6 million in 2005, and increased $155.8 million, or 6%, in 2005 from $2,643.8 million in 2004.

System operations expenses (excluding depreciation) increased $35.6 million, or 6%, to $639.7 million in 2006 from $604.1 million in 2005, and increased $30.0 million, or 5%, in 2005 from $574.1 million in 2004. System operations expenses include charges from landline telecommunications service providers for U.S. Cellular’s customers’ use of their facilities, costs related to local interconnection to the landline network, charges for maintenance of U.S. Cellular’s network, long-distance charges, outbound roaming expenses and payments to third-party data product and platform developers. Key components of the overall increase in system operations expenses were as follows:

•       maintenance, utility and cell site expenses increased $40.1 million, or 18%, in 2006 and $23.6 million, or 12%, in 2005, primarily driven by increases in the number of cell sites within U.S. Cellular’s network. The number of cell sites totaled 5,925 in 2006, 5,428 in 2005 and 4,856 in 2004, as U.S. Cellular continued to grow by expanding and enhancing coverage in its existing markets, by acquisitions and by launching operations in new markets;

•       the cost of network usage on U.S. Cellular’s systems increased $18.7 million, or 8%, in 2006 and $31.2 million, or 16%, in 2005, as total minutes used on U.S. Cellular’s systems increased 26% in 2006 and 35% in 2005, offset by the ongoing reduction in the per-minute cost to deliver such usage on U.S. Cellular’s network; and

•       expenses incurred when U.S. Cellular’s customers used other systems while roaming decreased $22.7 million, or 14%, in 2006 and $24.9 million, or 13%, in 2005, primarily due to a reduction in roaming rates negotiated with other carriers and the elimination of roaming expenses incurred in previous periods when U.S. Cellular customers traveled into non-U.S. Cellular markets that are now operated by U.S. Cellular, partially offset by increased usage.

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

These factors are expected to be partially offset by anticipated decreases in the per-minute cost of usage for U.S. Cellular’s network and in the cost of roaming per minute of use on other carriers’ networks.

Cost of equipment sold increased $57.0 million, or 11%, to $568.9 million in 2006 from $511.9 million in 2005, and increased $25.3 million, or 5%, in 2005 from $486.6 million in 2004. The increase was due primarily to an increase in the number of handsets sold (12% in 2006 and 10% in 2005.), as discussed above. In 2005, the effect of the increase in the number of handsets sold was partially offset by a decrease in the average cost per handset sold (5%), which reflected changes in both the mix of handsets sold and vendor discounts.

Selling, general and administrative expenses increased $181.9 million, or 15%, to $1,399.6 million in 2006 from $1,217.7 million in 2005, and increased $126.4 million, or 12%, in 2005 from $1,091.3 million in 2004. Selling, general and administrative expenses primarily consist of salaries, commissions and other expenses of field sales and retail personnel and offices; agent commissions and related expenses; corporate marketing, merchandise management and telesales department salaries and expenses; advertising; and public relations expenses. Selling, general and administrative expenses also include the costs of operating U.S. Cellular’s customer care centers and the majority of U.S. Cellular’s corporate expenses.

The increase in selling, general and administrative expenses in 2006 and 2005 primarily are due to higher expenses associated with acquiring, serving and retaining customers, primarily as a result of the increase in U.S. Cellular’s customer base in both years. Key components of the increases in selling, general and administrative expenses were as follows:

2006 –

•       a $63.5 million increase in expenses related to sales employees and agents. The increase in expenses related to sales employees and agents was driven by the 14% increase in retail service revenues during 2006 compared to 2005 combined with a 4% increase in full-time equivalent employees. In addition, initiatives focused on providing wireless GPS enabled handsets to customers who did not previously have such handsets contributed to higher sales employee-related and agent-related commissions;

•       a $34.0 million increase in expenses primarily related to the operations of U.S. Cellular’s regional support offices, primarily due to the increase in the customer base;

•       a $24.2 million increase in bad debt expense, reflecting both higher revenues and slightly higher bad debts experience as a percent of revenues;

•       a $18.7 million increase in expenses related to universal service fund contributions and other regulatory fees and taxes. Most of the expenses related to universal service fund contributions are offset by increases in retail service revenues for amounts passed through to customers;

•       a $19.8 million increase in advertising expenses related to marketing of the U.S. Cellular brand in newly acquired and launched markets as well as increases in spending for specific direct marketing, segment marketing, product advertising and sponsorship programs;

•       a $13.9 million increase in stock-based compensation expense primarily due to the implementation of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised) (“SFAS 123(R)”), Share-Based Payment, as of January 1, 2006; and

•       a $7.7 million increase in consulting and outsourcing costs as U.S. Cellular increased its use of third parties to perform certain functions and participate in certain projects.

2005 –

•       a $28.3 million increase in agent-related and sales employee-related expenses, primarily driven by the increase in full-time equivalent employees in 2005. These employees were added mostly in the markets launched in 2005 and 2004;

•       a $27.6 million increase in advertising costs, primarily related to the continued marketing of the U.S. Cellular brand, with additional emphasis in the markets launched in 2005 and 2004, and also related to increases in specific sponsorships and direct and segment marketing programs;

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

Sales and marketing cost per gross customer addition increased 4% in 2006 to $478 from $460 in 2005, and increased 14% in 2005 from $403 in 2004. The increase in both years is primarily due to increased agent-related expenses, employee-related expenses and advertising expenses, partially offset by reduced losses on sales of handsets. Management uses the sales and marketing cost per gross customer addition measurement to assess the cost of acquiring customers and the efficiency of its marketing efforts. Sales and marketing cost per gross customer addition is not calculable using financial information derived directly from the Consolidated Statements of Operations. The definition of sales and marketing cost per gross customer addition that U.S. Cellular uses as a measure of the cost to acquire additional customers through its marketing distribution channels may not be comparable to similarly titled measures that are reported by other companies.

Below is a summary of sales and marketing cost per gross customer addition for each period:

Year ended December 31,	2006	2005	2004
(Dollars in thousands, except per customer amounts)
Components of cost:
Selling, general and administrative expenses related to the acquisition of new customers(1)	$612,086	$551,236	$496,436
Cost of equipment sold to new customers(2)	409,390	385,715	346,052
Less equipment sales revenues from new customers(3)	(287,962)	(228,095)	(214,696)
Total cost	$733,514	$708,856	$627,792
Gross customer additions (000s)(4)	1,535	1,540	1,557
Sales and marketing cost per gross customer addition	$478	$460	$403

(1)             Selling, general and administrative expenses related to the acquisition of new customers is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31,	2006	2005	2004
(Dollars in thousands)
Selling, general and administrative expenses, as reported	$1,399,561	$1,217,709	$1,091,347
Less expenses related to serving and retaining customers	(787,475)	(666,473)	(594,911)
Selling, general and administrative expenses related to the acquisition of new customers	$612,086	$551,236	$496,436

(2)             Cost of equipment sold to new customers is reconciled to reported cost of equipment sold as follows:

Year ended December 31,	2006	2005	2004
(Dollars in thousands)
Cost of equipment sold as reported	$568,903	$511,939	$486,605
Less cost of equipment sold related to the retention of existing customers	(159,513)	(126,224)	(140,553)
Cost of equipment sold to new customers	$409,390	$385,715	$346,052

(3)             Equipment sales revenues from new customers is reconciled to reported equipment sales revenues as follows:

Year ended December 31,	2006	2005	2004
(Dollars in thousands)
Equipment sales revenues, as reported	$258,745	$203,743	$191,255
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(53,552)	(30,118)	(27,267)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	82,769	54,470	50,708
Equipment sales revenues from new customers	$287,962	$228,095	$214,696

(4)             Gross customer additions represent customers added to U.S. Cellular’s customer base through its marketing distribution channels, including customers added through third party resellers, during the respective periods presented.

Monthly general and administrative expenses per customer, including the net costs related to the renewal or upgrade of service contracts of existing U.S. Cellular customers (“net customer retention costs”), increased 10% to $14.34 in 2006 from $13.08 in 2005 and decreased 3% in 2005 from $13.52 in 2004. The increase in 2006 is due primarily to the increase in employee-related expenses associated with serving and retaining customers and to increased spending on retention activities that are focused on providing wireless GPS enabled handsets to customers who did not previously have such handsets. In addition, in 2006, U.S. Cellular recorded additional stock-based compensation due primarily to the implementation of SFAS 123(R). The decrease in 2005 reflected reductions in handset subsidies related to retention transactions and bad debts expense, as well as an increase of 11% in the average customer base.

U.S. Cellular uses this monthly general and administrative expenses per customer measurement to assess the cost of serving and retaining its customers on a per unit basis. This measurement is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31,	2006	2005	2004
(Dollars in thousands, except per customer amounts)
Components of cost(1):
Selling, general and administrative expenses, as reported	$1,399,561	$1,217,709	$1,091,347
Less selling, general and administrative expenses related to the acquisition of new customers	(612,086)	(551,236)	(496,436)
Add cost of equipment sold related to the retention of existing customers	159,513	126,224	140,553
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(53,552)	(30,118)	(27,267)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	82,769	54,470	50,708
Net cost of serving and retaining customers	$976,205	$817,049	$758,905
Divided by average customers during period (000s)(2)	5,671	5,207	4,679
Divided by twelve months in each period	12	12	12
Average monthly general and administrative expenses per customer	$14.34	$13.08	$13.52

(1)             These components were previously identified in the summary of sales and marketing cost per customer addition and related footnotes above.

(2)             The calculation of “Average customers during the period” is set forth in footnote 6 of the table of summarized operating data above.

Depreciation, amortization and accretion expense increased $64.6 million, or 13%, to $575.1 million in 2006 from $510.5 million in 2005, and increased $7.9 million, or 2%, from $502.6 million in 2004.

Depreciation expense increased $51.5 million, or 11%, to $516.6 million in 2006 from $465.1 million in 2005, and increased $10.4 million, or 2%, from $454.7 million in 2004. The increases in both years reflect rising average fixed asset balances, which increased 12% in 2006 and 12% in 2005. Increased fixed asset balances in both 2006 and 2005 resulted from the following factors:

•       the addition of 450, 431 and 840 new cell sites to U.S. Cellular’s network in 2006, 2005 and 2004, respectively, built to improve coverage and capacity in U.S. Cellular’s existing service areas, and built in new areas where U.S. Cellular launched commercial service in 2005 and 2006; and

•       the addition of radio channels and switching capacity to U.S. Cellular’s network to accommodate increased usage.

See “Financial Resources” and “Liquidity and Capital Resources” for further discussions of U.S. Cellular’s capital expenditures.

In 2006, additional depreciation expense was recorded related to the following:

•       $19.6 million related to disposals of assets, trade-ins of older assets for replacement assets and write-offs of Time Division Multiple Access (“TDMA”) equipment upon disposal or consignment for future sale.

In 2005, additional depreciation expense was recorded related to the following:

•       $15.3 million of write-offs of fixed assets related to the disposal of assets or trade-in of older assets for replacement assets; and

•       $5.1 million of write-offs of certain TDMA digital radio equipment related to its disposal or consignment for future sale. This write-off was necessary to reduce the book value of the assets to be sold to their estimated proceeds from disposition.

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

Amortization and accretion expense increased $13.1 million, or 29%, to $58.5 million in 2006 from $45.4 million in 2005, and decreased $2.5 million, or 5%, in 2005 from $47.9 million in 2004.

Amortization expense increased $11.8 million in 2006, primarily reflecting amortization of customer list intangible assets acquired through various transactions during the fourth quarter of 2005 and 2006. The decrease in 2005 primarily represents a $2.4 million decrease in amortization of customer list intangible assets acquired in various transactions since 2002. Customer list intangible assets are amortized using the double declining balance method in the first year, switching to the straight-line method in subsequent years.

In accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, U.S. Cellular accretes liabilities for future remediation obligations associated with leased properties. Such accretion expense totaled $7.2 million in 2006, $5.9 million in 2005 and $5.0 million in 2004.

Gain on sales of assets totaled a gain of $44.7 million in 2005 and a gain of $10.8 million in 2004. There was no gain on sales of assets in 2006.

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

Operating Income

Operating income increased $58.7 million, or 25%, to $289.9 million in 2006, from $231.2 million in 2005, and increased $68.6 million, or 42%, in 2005 from $162.6 million in 2004. The operating income margins (as a percent of service revenues) were 9.0% in 2006, 8.2% in 2005 and 6.2% in 2004.

The increases in operating income and operating income margin were due to the fact that operating revenues increased more in both dollar and percentage terms, than operating expenses as a result of the factors which are described in detail in Operating Revenues and Operating Expenses above.

U.S. Cellular expects the above factors to continue to have an effect on operating income and operating income margin for the next several quarters. Any changes in the above factors, as well as the effects of other factors that might impact U.S. Cellular’s operating results, could cause operating income and operating income margin to fluctuate over the next several quarters.

The following are U.S. Cellular’s estimates of full-year 2007 service revenues; depreciation, amortization and accretion expenses; operating income; and net retail customer additions. Such estimates represent U.S. Cellular’s views as of the date of filing of U.S. Cellular’s Form 10-K for the year ended December 31, 2006. Such forward-looking statements should not be assumed to be accurate as of any future date. U.S. Cellular undertakes no duty to update such information whether as a result of new information, future events or otherwise. There can be no assurance that final results will not differ materially from such estimated results.

	2007 Estimated Results	2006 Actual Results
Service revenues	Approx. $3.5 billion	$3.21 billion
Depreciation, amortization and accretion expenses	Approx. $615 million	$575.1 million
Operating income	$375 – $425 million	$289.9 million
Net retail customer additions	375,000 – 425,000	297,000

Effects of Competition on Operating Income

U.S. Cellular competes directly with several wireless communications services providers in each of its markets. In general, there are between four and six competitors in each wireless market in which U.S. Cellular provides service. U.S. Cellular generally competes against each of the four near-nationwide wireless companies: Verizon Wireless, Sprint Nextel (and affiliates), AT&T (formerly Cingular) and T-Mobile USA, Inc. However, not all of these competitors operate in all markets where U.S. Cellular does business. U.S. Cellular believes that these competitors have substantially greater financial, technical, marketing, sales, purchasing and distribution resources than it does.

The use of national advertising and promotional programs by such national wireless operators may be a source of additional competitive and pricing pressures in all U.S. Cellular markets, even if those operators may not provide service in a particular market. U.S. Cellular provides wireless services comparable to the national competitors, but the other wireless companies operate in a wider geographic area and are able to offer no- or low-cost roaming and long-distance calling packages over a wider area on their own networks than U.S. Cellular can offer on its network. If U.S. Cellular offers the same no- or low-cost calling area as one of these competitors, it will incur roaming charges for calls made in portions of the calling area that are not part of its network.

In the Midwest, U.S. Cellular’s largest contiguous service area, it can offer larger regional service packages without incurring significant roaming charges than it is able to offer in other parts of its network. U.S. Cellular also employs a customer satisfaction strategy throughout its markets which it believes has contributed to a relatively low customer churn rate, and which it also believes has had a positive impact on its cost to add a net new customer.

Some of U.S. Cellular’s competitors bundle other services, such as landline telephone service, television service and Internet access, with their wireless communications services. U.S. Cellular either does not have the ability to offer these other services or has chosen not to offer them.

In addition, U.S. Cellular competes against both larger and smaller regional wireless companies in certain areas, including ALLTEL and Rural Cellular Corporation, and against resellers of wireless services. Since each of these competitors operates on systems using spectrum licensed by the FCC and has comparable technology and facilities, competition within each market is principally on the basis of quality of service, price, brand image, size of area covered, services offered and responsiveness of customer service.

Since U.S. Cellular’s competitors do not disclose their subscriber counts in specific regional service areas, market share for the competitors in each regional market cannot be accurately determined.

Investment and Other Income (Expense) primarily includes equity in earnings from unconsolidated entities, interest and dividend income, fair value adjustment of derivative instruments, gain (loss) on investments and interest expense. Investment and other income (expense) totaled $23.2 million in 2006, $30.2 million in 2005 and $(3.1) million in 2004.

Equity in earnings from unconsolidated entities totaled $93.1 million in 2006, $66.7 million in 2005 and $64.2 million in 2004. Equity in earnings from unconsolidated entities represents U.S. Cellular’s share of net income from the markets in which it has a minority interest and accounts for by the equity method. U.S. Cellular follows the equity method of accounting for minority interests in which its ownership interest equals or exceeds 20% for corporations and is greater than 3% to 5% for partnerships and limited liability companies.

U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership meets certain “significance” tests pursuant to Rule 3-09 of SEC Regulation S-X, contributing $62.3 million, $52.2 million and $41.8 million to equity in earnings from unconsolidated entities in 2006, 2005 and 2004, respectively.

Interest and dividend income totaled $16.5 million in 2006, $9.7 million in 2005 and $10.8 million in 2004. Dividend income increased $3.7 million in 2006 and $2.6 million in 2005 due to increases in dividend income received in both years related to U.S. Cellular’s investment in Vodafone Group Plc (“Vodafone”). Such dividend income does not include any amount related to the Special Distribution received in August 2006. For additional information regarding the Special Distribution, see “Liquidity and Capital Resources” below. Interest income increased $3.1 million in 2006 and decreased $3.7 million in 2005. Interest income of $4.5 million in 2006 includes amounts earned related to the settlement of a sales tax audit of approximately $2.2 million as well as interest earned on U.S. Cellular’s cash balances. In 2004, a tax refund claim generated $3.8 million of interest income.

Fair value adjustment of derivative instruments totaled a loss of $63.0 million in 2006 compared to a gain of $45.0 million in 2005 and a loss of $15.1 million in 2004. Fair value adjustment of derivative instruments reflects the change in the fair value of the bifurcated embedded collars within the forward contracts related to the Vodafone marketable equity securities not designated as a hedge. The accounting for the embedded collars as derivative instruments not designated in a hedging relationship results in increased volatility in the results of operations, as fluctuations in the market price of the underlying Vodafone marketable equity securities result in changes in the fair value of the embedded collars being recorded in the Consolidated Statements of Operations.

Interest expense totaled $93.7 million in 2006, $84.9 million in 2005 and $86.2 million in 2004. Interest expense is summarized by related debt instrument in the following table:

Year Ended December 31,	2006	2005	2004
(Dollars in millions)
6.7% senior notes	$37.1	$37.1	$33.7
7.5% senior notes	25.1	25.0	13.5
8.75% senior notes	11.4	11.4	11.4
Forward contracts (1)	9.1	6.2	3.2
Revolving credit facility	8.3	3.1	3.2
Other	2.7	2.1	2.8
7.25% senior notes	—	—	11.6
6% Liquid Yield Option Notes	—	—	5.9
8.1% Intercompany note (2)	—	—	0.9
Total Interest Expense	$93.7	$84.9	$86.2

(1)             In May 2002, U.S. Cellular entered into the forward contracts relating to its investment in 10.2 million Vodafone American Depositary Receipts (“ADRs”). Taken together, the forward contracts allowed U.S. Cellular to borrow an aggregate of $159.9 million against the Vodafone ADRs. The forward contracts bear interest, payable quarterly, at the London InterBank Offered Rate (“LIBOR”) plus 50 basis points. The three-month LIBOR rate at December 31, 2006 was 5.36%. For further information regarding the forward contracts, see “Market Risk.”

(2)             In August 2002, U.S. Cellular entered into a loan agreement with TDS under which it borrowed $105 million. The loan bore interest at an annual rate of 8.1%, payable quarterly, and originally became due in August 2008, with prepayments optional. In February 2004, U.S. Cellular repaid all outstanding principal and interest related to this note. For further information regarding this note, see “Certain Relationships and Related Transactions.”

The increase in interest expense in 2006 is primarily due to an increase in average revolving credit facility balances and higher interest rates for variable rate debt including the revolving credit facility and the Vodafone forward contracts.

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

For further information regarding U.S. Cellular’s 8.75% senior notes, 6.7% senior notes and 7.5% senior notes, see “Liquidity and Capital Resources—Long-Term Debt.” For information regarding U.S. Cellular’s revolving credit facility, see “Liquidity and Capital Resources—Revolving Credit Facility.” For information on the forward contracts, see “Market Risk.” For information regarding the 8.1% intercompany note, see “Certain Relationships and Related Transactions.”

Gain (loss) on investments totaled a gain of $70.4 million in 2006, a loss of $6.2 million in 2005 and a gain of $25.8 million in 2004. In 2006, U.S. Cellular completed the sale of its interest in Midwest Wireless and recorded a gain of $70.4 million. The loss in 2005 reflects a $6.8 million impairment loss recorded related to U.S. Cellular’s minority investment in a wireless market that it accounts for using the equity method and a $0.6 million gain related to a working capital adjustment recorded on the investments sold to ALLTEL in November 2004.

In 2004, U.S. Cellular recorded a $27.9 million gain on the sale of investment interests to ALLTEL. This gain was partially offset by a $1.8 million loss to reflect an impairment in the carrying value of the investment in the Daytona license sold to MetroPCS and a $0.3 million loss associated with buying out the partner in the Daytona investment.

Income Taxes

Income tax expense totaled $120.6 million in 2006, $95.9 million in 2005 and $59.0 million in 2004. The corresponding effective tax rates were 38.5% in 2006, 36.7% in 2005 and 37.0% in 2004.

Net Income for each of the three years ended December 31, 2006, includes gains and losses (reported in the captions Gain (loss) on investments, Loss on impairment of intangible assets, and (Gain) loss on sales of assets in the Consolidated Statements of Operations). The tax expense or benefit recognized with respect to such gains and losses was as follows:

2006

•       Tax expense of $29.1 million was recorded on the gain from the sale of Midwest Wireless.

•       Tax benefit of $23.1 million was recorded on the fair value adjustment of derivative instruments.

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

Such gains and losses increased the effective income tax rate by 1.0, 0.7, and 6.2 percentage points for the years ended December 31, 2006, 2005, and 2004, respectively. The 2004 effective tax rate includes the effects of settlements of several tax issues in 2005. During 2004, the Internal Revenue Service (“IRS”) substantially completed its audit of U.S. Cellular’s federal income tax returns (through its parent company, TDS) for the tax years 1997—2001 and claims for research tax credits for the years 1995—2001. Primarily based on the results of the audit, U.S. Cellular reduced its accrual for audit contingency by $8.4 million in 2004.

TDS and U.S. Cellular are parties to a Tax Allocation Agreement, pursuant to which U.S. Cellular and its subsidiaries are included in a consolidated federal income tax return and in state income or franchise tax returns in certain situations with other members of the TDS consolidated group.

For financial statement purposes, U.S. Cellular and its subsidiaries compute their income, income taxes and credits as if they comprised a separate affiliated group and were not included in the TDS group.

Net Income

Net income totaled $179.5 million in 2006, $155.0 million in 2005 and $90.7 million in 2004. Basic earnings per share was $2.05 in 2006, $1.79 in 2005 and $1.05 in 2004. Diluted earnings per share was $2.04 in 2006, $1.77 in 2005 and $1.05 in 2004. In both 2006 and 2005, increases in net income and earnings per share were primarily attributable to higher Operating Income.

Inflation

Management believes that inflation affects U.S. Cellular’s business to no greater extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (“FASB”) issued Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes -an interpretation of FASB Statement No. 109 (“FIN 48”) in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (“SFAS 109”). The interpretation applies to all tax positions accounted for in accordance with SFAS 109 and requires a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. U.S. Cellular will adopt the provisions of FIN 48 effective January 1, 2007. Under FIN 48, U.S. Cellular will evaluate the tax uncertainty, assess the probability of the ultimate settlement with the applicable taxing authority and record an amount based on that assessment. U.S. Cellular had previously set up tax accruals, as needed, to cover its potential liability for income tax uncertainties pursuant to SFAS 5 Accounting for Contingencies (“SFAS 5”). The FASB has issued preliminary guidance, in the form of FASB Staff position, regarding ultimate settlement of tax uncertainties. U.S. Cellular will use the preliminary guidance to determine the amount of its cumulative effect adjustment to be recognized upon adoption of FIN 48 effective January 1, 2007. As a result of the implementation of FIN 48, U.S. Cellular anticipates recognizing a cumulative effect adjustment as a reduction in Retained earnings of less than $5.0 million in the first quarter of 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosure related to the use of fair value measures in financial statements. SFAS 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS 157 establishes a fair value hierarchy, from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. The Statement is effective for U.S. Cellular’s 2008 financial statements; however, earlier application is encouraged. U.S. Cellular is currently reviewing the requirements of SFAS 157 and has not yet determined the impact, if any, on its financial position or results of operations.

In September 2006, FASB ratified Emerging Issues Task Force Issue No. 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider (“EITF 06-1”). This guidance requires the application of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (“EITF 01-9”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end customer. EITF 01-9 requires the consideration given be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. EITF 06-1 is effective for U.S. Cellular’s 2008 financial statements. U.S. Cellular is currently reviewing the requirements of EITF 06-1 and has not yet determined the impact, if any, on its financial position or results of operations.

The Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), in September 2006. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (“rollover method”) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (“iron curtain method”). Reliance on one or the other method in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB 108 requires both methods to be used in evaluating materiality. SAB 108 became effective for U.S. Cellular’s financial statements for 2006 and subsequent periods.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 (“SFAS 159”), was issued in February 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for U.S. Cellular’s 2008 financial statements. U.S. Cellular is currently reviewing the requirements of SFAS 159 and has not yet determined the impact, if any, on its financial position or results of operations.

FINANCIAL RESOURCES

U.S. Cellular operates a capital- and marketing-intensive business. In recent years, U.S. Cellular has generated cash from its operating activities, received cash proceeds from divestitures, used short-term credit facilities and used long-term debt financing to fund its construction costs and operating expenses.

U.S. Cellular anticipates further increases in wireless customers, revenues, operating expenses, cash flows from operating activities and capital expenditures in the future. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions, capital expenditures and other factors. The following table provides a summary of U.S. Cellular’s cash flow activities for the periods shown:

Year Ended December 31,	2006	2005	2004
(Dollars in thousands)
Cash flows from (used in):
Operating activities	$693,448	$630,159	$545,952
Investing activities	(596,189)	(766,794)	(500,043)
Financing activities	(93,350)	124,576	(14,876)
Net increase (decrease) in cash and cash equivalents	$3,909	$(12,059)	$31,033

Cash flows from operating activities provided $693.4 million in 2006, $630.2 million in 2005 and $546.0 million in 2004.

Excluding changes in assets and liabilities from operations, cash flows from operating activities totaled $796.1 million in 2006, $697.5 million in 2005 and $609.6 million in 2004. Cash distributions from wireless entities in which U.S. Cellular has a minority interest provided $77.8 million in 2006, $52.1 million in 2005 and $46.4 million in 2004. Also, included in the adjustments to reconcile net income to net cash provided by operating activities in 2004 is a deduction for the payment of $68.1 million of accreted interest on the repayment of the Liquid Yield Option Notes.

Changes in assets and liabilities from operations required $102.7 million in 2006, $67.3 million in 2005 and $63.6 million in 2004, primarily reflecting increases in overall working capital required to support higher levels of business activity, as well as timing differences in the payment of accounts payable and accrued taxes and the receipt of accounts receivable. Income taxes and interest paid totaled $239.4 million in 2006, $141.2 million in 2005 and $54.7 million in 2004.

Cash flows from investing activities primarily represents uses of funds to construct and upgrade modern high-quality wireless communications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue-enhancing and cost-reducing upgrades of U.S. Cellular’s networks. Cash flows used for investing activities also represent cash required for the acquisition of wireless properties or spectrum. Proceeds from merger and divestiture transactions have provided funds in recent years which have partially offset the cash requirements for investing activities; however, such sources cannot be relied upon to provide continuing or regular sources of financing.

The primary purpose of U.S. Cellular’s construction and expansion expenditures is to provide for customer growth, to upgrade service, launch new market areas, and to take advantage of service-enhancing and cost-reducing technological developments in order to maintain competitive services.

Cash used for property, plant and equipment (“PP&E”) and system development expenditures totaled $579.8 million in 2006, $576.5 million in 2005 and $636.1 million in 2004. These expenditures were financed primarily with internally generated cash and borrowings from U.S. Cellular’s revolving credit facility. These expenditures were made to fund construction of 450, 431 and 840 new cell sites in 2006, 2005 and 2004, respectively, increases in capacity in existing cell sites and switches, remodeling of new and existing retail stores and costs related to the development of U.S. Cellular’s office systems. Additions to PP&E in all three years included significant amounts related to the replacement of retired assets.

Cash required for acquisitions and received from divestitures required $145.9 million and provided $101.6 million in 2006, required $188.6 million and provided $0.6 million in 2005 and required $49.8 million and provided $184.9 million in 2004.

In 2006, U.S. Cellular acquired, for approximately $19.0 million in cash, the remaining ownership interest in the Tennessee RSA No. 3 Limited Partnership, a wireless market operator in which U.S. Cellular previously owned a 16.7% interest. Also, U.S. Cellular made capital contributions and advances of $127.2 million to Barat Wireless, and/or its general partner, which are consolidated with U.S. Cellular for financial statement purposes, to provide funding of Barat Wireless’s participation in the FCC’s Auction 66. Also, U.S. Cellular received cash of $95.1 million and $6.5 million in connection with the sale of its interests in Midwest Wireless Communications and Midwest Wireless Holdings, respectively.

In 2005, U.S. Cellular’s consolidated subsidiary, Carroll Wireless, paid $120.9 million to the FCC to complete the payment for the licenses in which it was the winning bidder in the FCC’s Auction 58. Carroll Wireless deposited $9.0 million with the FCC related to wireless spectrum Auction 58 in 2004, prior to the commencement of the auction in early 2005.

U.S. Cellular paid $58.1 million to ALLTEL related to the exchange of properties completed in December 2005, and incurred other cash costs associated with the exchange of $2.6 million. Also, U.S. Cellular purchased a controlling interest in one wireless property and certain minority interests in wireless markets in which it already owned a controlling interest for $6.9 million in cash.

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

See “Acquisitions, Exchanges and Divestitures” in the Liquidity and Capital Resources section.

At an Extraordinary General Meeting held on July 25, 2006, shareholders of Vodafone approved a Special Distribution of £0.15 per share (£1.50 per ADR) and a Share Consolidation under which every 8 ADRs of Vodafone were consolidated into 7 ADRs. As a result of the Special Distribution which was paid on August 18, 2006, U.S. Cellular received approximately $28.6 million in cash; this amount, representing a return of capital, was recorded as a reduction in the accounting cost basis of marketable equity securities. Also, as a result of the Share Consolidation which was effective on July 28, 2006, U.S. Cellular’s previous 10,245,370 Vodafone ADRs were consolidated into 8,964,698 Vodafone ADRs.

Cash flows from financing activities primarily reflects changes in short-term debt balances, proceeds from the sale of long-term debt, cash used to repurchase Common Shares and cash used for the repayment of long-term notes and the repurchase and conversion of debt securities.

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

Borrowings under the revolving credit facility totaled $415.0 million in 2006, primarily to fund capital expenditures; $510.0 million in 2005, primarily to fund capital expenditures and the cash payment included in the exchange of properties with ALLTEL completed in December 2005 and $420.0 million in 2004, primarily to repay long-term debt and fund capital expenditures. U.S. Cellular repaid $515.0 million in 2006, $405.0 million in 2005 and $390.0 million in 2004 under its revolving credit facilities. The net change in borrowings under the revolving credit facility totaled net repayments of $100.0 million in 2006, net borrowings of $105.0 million in 2005 and net borrowings of $30.0 million in 2004.

In 2004, U.S. Cellular issued $330 million of 7.5% senior notes due in 2034 and $100 million of 6.7% senior notes due in 2033. The net proceeds of these offerings totaled approximately $412.5 million. Of this amount, U.S. Cellular used $163.3 million to redeem its Liquid Yield Option Notes at accreted value. The balance of the net proceeds, together with borrowings under the revolving credit agreement, was used to redeem all $250 million of 7.25% senior notes. The Liquid Yield Option Notes redemption included the repayment of principal amount of the original debt of $95.2 million, presented as an item reducing cash flow from financing activities, and the payment of $68.1 million of accreted interest, presented as an item reducing cash flows from operating activities. In 2004, U.S. Cellular repaid the $105 million Intercompany note to TDS representing funds borrowed to finance a portion of the Chicago market acquisition in 2002. The repayment was financed using U.S. Cellular’s revolving credit facility.

The Board of Directors of U.S. Cellular has authorized the repurchase of a limited amount of U.S. Cellular Common Shares on a quarterly basis, primarily for use in employee benefit plans. This authorization does not have an expiration date. No U.S. Cellular Common Shares were repurchased in 2006 or 2005. In 2004, U.S. Cellular repurchased 91,700 U.S. Cellular Common Shares under this limited authorization for an aggregate purchase price of $3.9 million, representing an average per-share price of $42.62 including commissions.

On March 6, 2007, the U.S. Cellular’s Board of Directors authorized the repurchase of up to 500,000 Common Shares of U.S. Cellular from time to time through open market purchases, block transactions, private transactions or other methods. This authorization will expire on March 6, 2010. This authorization is in addition to U.S. Cellular’s existing ongoing limited share repurchase authorization discussed above.

LIQUIDITY AND CAPITAL RESOURCES

U.S. Cellular believes that cash flows from operating activities, existing cash balances and funds available from lines of credit arrangements provide substantial financial flexibility for U.S. Cellular to meet both its short- and long-term needs. U.S. Cellular also may have access to public and private capital markets to help meet its long-term financing needs.

However, the availability of external financial resources is dependent on economic events, business developments, technological changes, financial conditions or other factors, some of which may not be in U.S. Cellular’s control. U.S. Cellular cannot provide assurances that circumstances that could materially adversely affect U.S. Cellular’s liquidity or capital resources will not occur. Economic downturns, changes in financial markets or other factors could affect U.S. Cellular’s liquidity and the availability of capital. Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development, acquisition programs and Common Share repurchase programs. Any such reductions could have a material adverse effect on U.S. Cellular’s business, financial condition or results of operations.

Revolving Credit Facility

At December 31, 2006, U.S. Cellular has a $700 million revolving credit facility available for general corporate purposes. At December 31, 2006, outstanding notes payable and letters of credit were $35.0 million and $0.4 million, respectively, leaving $664.6 million available for use. Borrowings under the revolving credit facility bear interest at the London InterBank Offered Rate (“LIBOR”) plus a contractual spread based on U.S. Cellular’s credit rating. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2006, the one-month LIBOR was 5.32% and the contractual spread was 60 basis points. If U.S. Cellular provides less than two days’ notice of intent to borrow, the related borrowings bear interest at the prime rate less 50 basis points (the prime rate was 8.25% at December 31, 2006). This credit facility expires in December 2009. U.S. Cellular paid fees at an aggregate annual rate of 0.33% of the total facility in 2006. These fees totaled $2.3 million in 2006, $1.0 million in 2005 and $1.5 million in 2004.

The financial covenants associated with U.S. Cellular’s revolving credit facility require that U.S. Cellular and subsidiaries maintain certain debt-to-capital and interest coverage ratios. The covenants prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries.

U.S. Cellular’s interest cost on its revolving credit facility would increase if its current credit ratings from either Standard & Poor’s Rating Services (“Standard & Poor’s”) or Moody’s Investor Service (“Moody’s”) were lowered. However, the credit facility would not cease to be available or accelerate solely as a result of a decline in U.S. Cellular’s credit rating. A downgrade in U.S. Cellular’s credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future. U.S. Cellular’s credit ratings as of the dates indicated are as follows:

Moody’s (Issued November 10, 2005)	Baa3	– under review for possible further downgrade
Standard & Poor’s (Issued February 13, 2007)	BBB-	– on credit watch with negative implications
Fitch Ratings (Issued November 10, 2005)	BBB+	– on ratings watch negative

On October 26, 2006, Standard & Poor’s lowered its credit ratings on U.S. Cellular to BBB+ from A-. The outlook was stable. On November 7, 2006, Standard & Poor’s lowered its credit ratings on U.S. Cellular to BBB from BBB+. The ratings were placed on CreditWatch with negative implications. On February 13, 2007, Standard & Poor’s lowered its credit rating on U.S. Cellular to BBB- from BBB. The ratings remain on credit watch with negative implications.

The maturity date of U.S. Cellular’s credit facility would accelerate in the event of a change in control.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and represent certain matters at the time of each borrowing. On November 10, 2005 and November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late in certain SEC filings. The restatements and late filings resulted in defaults under the revolving credit facility. U.S. Cellular was not in violation of any covenants that require it to maintain certain financial ratios. U.S. Cellular did not fail to make any scheduled payments under such revolving credit facility. U.S. Cellular received waivers from the lenders associated with the revolving credit facility, under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements and late filings. The waivers require the Form 10-K for the year ended December 31, 2006 to be filed by June 30, 2007 and the Form 10-Q for the quarter ended March 31, 2007 to be filed within 45 days after the filing of the Form 10-K for the year ended December 31, 2006.

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

Long-Term Financing

The late filing of U.S. Cellular’s Form 10-Q for the quarterly period ended September 30, 2006, and Form 10-K for the year ended December 31, 2006, and the failure to deliver the Forms 10-Q and 10-K to the trustee of the U.S. Cellular debt indenture on a timely basis, resulted in non-compliance under such debt indenture. However, this non-compliance did not result in an event of default or a default and U.S. Cellular believes that such non-compliance was cured upon the filing of the Form 10-Q on February 23, 2007 and this Form 10-K. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indenture.

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

Except as described above in the first paragraph of this Long-Term Financing section, U.S. Cellular believes it was in compliance as of December 31, 2006 with all covenants and other requirements set forth in its long-term debt indenture. Such indenture does not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular’s credit rating. However, a downgrade in U.S. Cellular’s credit rating could adversely affect its ability to obtain long-term debt financing in the future.

U.S. Cellular does not have any credit rating downgrade triggers that would accelerate the maturity dates of its debt. However, a downgrade in U.S. Cellular’s credit rating could adversely affect its ability to issue additional debt in the future.

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

The investment in Vodafone Group Plc (“Vodafone”) resulted from certain dispositions of non-strategic cellular investments to or settlements with AirTouch Communications, Inc. (“AirTouch”), in exchange for stock of AirTouch, which was then acquired by Vodafone whereby U.S. Cellular received American Depositary Receipts representing Vodafone stock. The investment in Rural Cellular Corporation (“Rural Cellular”) is the result of a consolidation of several cellular partnerships in which U.S. Cellular subsidiaries held interests into Rural Cellular, and the distribution of Rural Cellular stock in exchange for these interests. The tax basis of each investment is significantly below its current market value; therefore, disposition of the investments would result in significant taxable gains.

A subsidiary of U.S. Cellular has entered into a number of forward contracts with counterparties related to the marketable equity securities that it holds. The forward contracts mature in May 2007 and, at U.S. Cellular’s option, may be settled in shares of the respective security or cash. U.S. Cellular has provided guarantees to the counterparties which provide assurance that all principal and interest amounts will be paid upon settlement of the contracts by its subsidiary. If shares are delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized through maturity. Deferred taxes have been provided for the difference between the financial reporting basis and the income tax basis of the marketable equity securities, and are included in Net deferred income tax liability on the Consolidated Balance Sheets. As of December 31, 2006, such deferred tax liabilities related to current and noncurrent equity securities totaled $69.2 million.

At an Extraordinary General Meeting held on July 25, 2006, shareholders of Vodafone approved a Special Distribution of £0.15 per share (£1.50 per ADR) and a Share Consolidation under which every 8 ADRs of Vodafone were consolidated into 7 ADRs. As a result of the Special Distribution which was paid on August 18, 2006, U.S. Cellular received approximately $28.6 million in cash; this amount, representing a return of capital, was recorded as a reduction in the net carrying value of marketable equity securities in the Consolidated Balance Sheet. Also, as a result of the Share Consolidation which was effective on July 28, 2006, U.S. Cellular’s previous 10,245,370 Vodafone ADRs were consolidated into 8,964,698 Vodafone ADRs.

Pursuant to terms of the Vodafone forward contracts, the Vodafone contract collars were adjusted and substitution payments were made to reflect the Special Distribution and the Share Consolidation. After adjustment, the collars had downside limits (floor) ranging from $17.22 to $18.37 and upside potentials (ceiling) ranging from $17.22 to $19.11. In the case of one forward contract, U.S. Cellular made a dividend substitution payment in the amount of $0.2 million to the counterparty in lieu of further adjustments to the collars of such forward contract. The dividend substitution payment was recorded in Other expense, net in the Consolidated Statements of Operations.

The forward contracts related to the Vodafone ADRs held by U.S. Cellular mature in May 2007. Accordingly, such Vodafone ADRs are classified as Current Assets and the related forward contracts and derivative liability are classified as Current Liabilities in the Consolidated Balance Sheet at December 31, 2006. Assuming the delivery of shares upon settlement of the Vodafone forward contracts and based on the fair market value of the Vodafone marketable equity securities and the related derivative liability as of March 31, 2007, U.S. Cellular would be required to pay federal and state income taxes of approximately $36 million. The amount of income taxes payable will change upon settlement of the forward contracts in May 2007 as the Vodafone marketable equity securities and the related derivative liability will be valued as of the settlement date, not March 31, 2007.

U.S. Cellular is required to comply with certain covenants under the forward contracts. On November 10, 2005 and November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late in certain SEC filings. The restatements and late filings resulted in defaults under certain of the forward contracts. U.S. Cellular was not in violation of any covenants that require it to maintain certain financial ratios. U.S. Cellular did not fail to make any scheduled payments under such forward contracts. U.S. Cellular received waivers from the counterparty to such forward contracts, under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatements and late filings. The current waivers require the Form 10-K for the year ended December 31, 2006 to be filed by June 30, 2007 and the Form 10-Q for the quarter ended March 31, 2007 to be filed within 45 days after the filing of the Form 10-K for the year ended December 31, 2006.

Capital Expenditures

Anticipated capital expenditures for 2007 primarily reflect U.S. Cellular’s plans for construction, system expansion and the buildout of certain of its personal communication service licensed areas. U.S. Cellular plans to finance its construction program using cash flows from operating activities and short-term and long-term financing. U.S. Cellular’s estimated capital spending for 2007 is $600 million to $615 million. These expenditures primarily address the following needs:

•       Expand and enhance U.S. Cellular’s coverage in its service areas.

•       Provide additional capacity to accommodate increased network usage by existing customers.

•       Enhance U.S. Cellular’s retail store network and office systems.

Acquisitions, Exchanges and Divestitures

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of operations and of maximizing it long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those markets and wireless interests that are not strategic to its long-term success. U.S. Cellular may from time-to-time be engaged in negotiations relating to the acquisition, divestiture or exchange of companies, strategic properties or wireless spectrum. In addition, U.S. Cellular may participate as a bidder, or member of a bidding group, in auctions administrated by the FCC.

2006 Activity

Prior to October 3, 2006, U.S. Cellular owned approximately 14% of Midwest Wireless Communications, L.L.C., which interest was convertible into an interest of approximately 11% in Midwest Wireless Holdings, L.L.C., a privately-held wireless telecommunications company that controlled Midwest Wireless Communications. On November 18, 2005, ALLTEL Corporation (“ALLTEL”) announced that it had entered into a definitive agreement to acquire Midwest Wireless Holdings for $1.075 billion in cash, subject to certain conditions, including approval by the FCC, other governmental authorities and the holders of Midwest Wireless Holdings. These conditions were satisfied with the closing of this agreement on October 3, 2006. As a result of the sale, U.S. Cellular became entitled to receive approximately $106.0 million in cash in consideration with respect to its interest in Midwest Wireless Communications. Of this amount, $95.1 million was received on October 6, 2006; the remaining balance was held in escrow to secure true-up, indemnification and other adjustments and, subject to such adjustments, will be distributed in installments over a period of four to fifteen months following the closing. In the fourth quarter of 2006, U.S. Cellular recorded a gain of $70.4 million related to the sale of its interest in Midwest Wireless Communications. The gain recognized during the fourth quarter of 2006 includes $4.3 million received during the first four months of 2007 from the aforementioned escrow. In addition, U.S. Cellular owns 49% of an entity which, prior to October 3, 2006, owned approximately 2.9% of Midwest Wireless Holdings; U.S. Cellular accounts for that entity by the equity method. In the fourth quarter of 2006, U.S. Cellular recorded Equity in earnings of unconsolidated entities of $6.3 million and received a cash distribution of $6.5 million related to its ownership interest in that entity; such income and cash distribution were due primarily to the sale of the entity’s interest in Midwest Wireless Holdings to ALLTEL.

U.S. Cellular is a limited partner in Barat Wireless, L.P. (“Barat Wireless”), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 66. Barat Wireless was qualified to receive a 25% discount available to “very small businesses” which were defined as having annual gross revenues of less than $15 million. At the conclusion of the auction on September 18, 2006, Barat Wireless was the high bidder with respect to 17 licenses and had bid $127.1 million, net of its discount. Although the bidding in Auction 66 ended on September 18, 2006, the FCC has not yet awarded the licenses to Barat Wireless, nor is there any prescribed timeframe for the FCC to review the qualifications of Barat Wireless and award the licenses.

Barat Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2006, U.S. Cellular had made capital contributions and advances to Barat Wireless and/or its general partner of $127.2 million. Barat Wireless used the funding to pay the FCC an initial deposit of $79.9 million on July 14, 2006 to allow it to participate in Auction 66. On October 18, 2006, Barat Wireless paid the balance due at the conclusion of the auction for the licenses with respect to which Barat Wireless was the high bidder; such balance due was $47.1 million. For financial statement purposes, U.S. Cellular consolidates Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless, pursuant to the guidelines of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (“FIN 46(R)”), as U.S. Cellular anticipates benefiting from or absorbing a majority of Barat Wireless’ expected gains or losses. Pending finalization of Barat Wireless’ permanent financing plan, and upon request by Barat Wireless, U.S. Cellular may agree to make additional capital contributions and advances to Barat Wireless and/or its general partner.

On April 21, 2006, U.S. Cellular completed the purchase of the remaining majority interest in the Tennessee RSA No. 3 Limited Partnership, a wireless market operator in which U.S. Cellular had previously owned a 16.7% interest, for approximately $19.0 million in cash, subject to a working capital adjustment. This acquisition increased investments in licenses, goodwill and customer lists by $5.5 million, $4.1 million and $2.0 million, respectively.

In aggregate, the 2006 acquisitions, divestitures and exchanges increased Licenses by $132.7 million, Goodwill by $4.1 million and Customer lists by $2.0 million.

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

U.S. Cellular is a limited partner in Carroll Wireless, an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 58. Carroll Wireless was qualified to bid on “closed licenses” spectrum that was available only to companies included under the FCC definition of “entrepreneurs,” which are small businesses that have a limited amount of assets and revenues.  In addition, Carroll Wireless bid on “open licenses” that were not subject to this restriction. With respect to these licenses, however, Carroll Wireless was qualified to receive a 25% discount available to “very small businesses” which were defined as having average annual gross revenues of less than $15 million. Carroll Wireless was a successful bidder for 17 licensed areas in Auction 58 which ended on February 15, 2005. The aggregate amount paid to the FCC for the 17 licenses was $129.9 million, net of all discounts to which Carroll Wireless was entitled. These 17 licensed areas cover portions of 12 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

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

Carroll Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2006, U.S. Cellular had made capital contributions or advances to Carroll Wireless and/or its general partner of $129.9 million to fund the amount paid to the FCC; this amount is included in Licenses in the Consolidated Balance Sheet. U.S. Cellular consolidates Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless, for financial statement purposes, pursuant to the guidelines of FIN 46R, as U.S. Cellular anticipates benefiting from or absorbing a majority of Carroll Wireless’ expected gains or losses. Pending finalization of Carroll Wireless’ permanent financing plan, and upon request by Carroll Wireless, U.S. Cellular may make additional capital contributions and advances to Carroll Wireless and/or its general partner. In November 2005, U.S. Cellular approved additional funding of up to $1.4 million, of which $0.1 million was provided to Carroll Wireless through December 31, 2006.

In the first quarter of 2005, U.S. Cellular adjusted the previously reported gain related to its sale to ALLTEL of certain wireless properties on November 30, 2005. The adjustment of the gain, which resulted from a working capital adjustment that was finalized in the first quarter of 2005, increased the total gain on the sale by $0.6 million to $38.6 million.

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

2004 Activity

On December 20, 2004, U.S. Cellular completed the sale of its Daytona Beach, Florida 20 megahertz C block personal communications service license to MetroPCS California/Florida, Inc. (“MetroPCS”) for $8.5 million. U.S. Cellular recorded impairment losses related to the Daytona license of $1.8 million in 2004; such losses were included in Gain (loss) on investments in the Consolidated Statement of Operations. Also included in Gain (loss) on investments in 2004 was a loss of $0.3 million associated with buying out the former partner of the Daytona investment.

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

On February 18, 2004, U.S. Cellular completed the sale of certain of its wireless properties in southern Texas to AT&T Wireless for $96.5 million in cash, including a working capital adjustment. The U.S. Cellular properties sold to AT&T Wireless included wireless assets and customers in six markets. An aggregate loss of $21.3 million (including a $22.0 million estimate of the loss on sales of assets in the fourth quarter of 2003 and a $0.7 million reduction of the loss in 2004), representing the difference between the carrying value of the markets sold to AT&T Wireless and the cash received in the transaction was recorded in (Gain) loss on sales of assets in the Consolidated Statements of Operations.

In addition, in 2004 U.S. Cellular purchased certain minority interests in several wireless markets in which it already owned a controlling interest for $40.8 million in cash and $2.0 million to be paid in 2005. These acquisitions increased Licenses by $5.6 million, Goodwill by $4.2 million and Customer lists by $12.9 million.

In aggregate, the 2004 acquisitions, divestitures and exchanges decreased Licenses by $2.8 million, Goodwill by $4.0 million and increased Customer lists by $12.9 million

Repurchase of Securities

The Board of Directors of U.S. Cellular has authorized the repurchase of a limited amount of U.S. Cellular Common Shares in each three month period, primarily for use in employee benefit plans. This authorization does not have an expiration date. No U.S. Cellular Common Shares were repurchased in 2006 or 2005 under this authorization. In 2004, U.S. Cellular repurchased 91,700 U.S. Cellular Common Shares under this authorization for an aggregate purchase price of $3.9 million, representing an average per-share price of $42.62 including commissions.

On March 6, 2007, the Board of Directors of U.S. Cellular authorized the repurchase of up to 500,000 Common Shares of U.S. Cellular from time to time through open market purchases, block transactions, private transactions or other methods. This authorization will expire on March 6, 2010. This authorization is in addition to U.S. Cellular’s existing ongoing limited share repurchase authorization discussed above that currently permits the repurchase of approximately 170,000 shares every three months.

On April 4, 2007, U.S. Cellular entered into an agreement to purchase 670,000 of its Common Shares from an investment banking firm in a private transaction in connection with an accelerated share repurchase (“ASR”). Including a per share discount and commission payable to the investment bank, the shares were repurchased for approximately $49.1 million or $73.22 per share. The repurchased shares are being held as treasury shares.

In connection with the ASR, the investment bank will purchase an equivalent number of shares in the open-market over time. The program must be completed within two years. At the end of the program, U.S. Cellular will receive or pay a price adjustment based on the average price of shares acquired by the investment bank pursuant to the ASR during the purchase period. Generally, the purchase price adjustment can be settled, at U.S. Cellular’s option, in cash or in U.S. Cellular Common Shares.

Contractual or Other Obligations

As of December 31, 2006, the resources required for contractual obligations were as follows:

		Payments due by Period
		Less			More
		than 1	2—3	4—5	than 5
(Dollars in millions)	Total	Year	Years	Years	Years
Long-term debt obligations(1)	$1,001.8	$—	$10.0	$—	$991.8
Long-term debt interest	1,961.0	73.5	146.7	145.1	1,595.7
Forward contract obligations	159.9	159.9	—	—	—
Forward contract interest(2)	4.7	4.7	—	—	—
Operating leases(3)	718.9	100.9	163.3	106.4	348.3
Capital leases	3.5	0.6	0.9	0.4	1.6
Purchase obligations(4)(5)	279.6	123.6	78.5	24.9	52.6
	$4,129.4	$463.2	$399.4	$276.8	$2,990.0

(1)             Scheduled debt repayments include long-term debt and the current portion of long-term debt. See Note 13—Long-Term Debt in Notes to Consolidated Financial Statements.

(2)             Interest amounts shown are for variable rate forward contracts based on the December 31, 2006 LIBOR rate plus 50 basis points. The three-month LIBOR rate was 5.36% at December 31, 2006.

(3)             Represents the amount due under operating leases for the periods specified. U.S. Cellular has no material capitalized leases.

(4)             Includes obligations due under equipment vendor contracts, representing a portion of U.S. Cellular’s estimated 2007 capital expenditures of $600 million to $615 million. See “Capital Expenditures” for further discussion. Also includes amounts payable under other agreements to purchase goods or services, including open purchase orders.

(5)             Does not include amounts in any period for post-retirement benefits because U.S. Cellular does not have any post-retirement benefit plans.

Sale of Certain Accounts Receivable

In December 2006, U.S. Cellular entered into an agreement to sell $226.0 million face amount of accounts receivable written off in previous periods for $5.8 million. The agreement transferred all rights, title, and interest in the account balances, along with the right to collect all amounts due, to the buyer. The sale is subject to a 180 day period in which the buyer may request a refund for any unenforceable accounts. The transaction was recognized as a sale during the fourth quarter of 2006 in accordance with the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The full amount of the gain of $5.8 million, net of any refunds approved by U.S. Cellular, will be recognized during the second quarter of 2007, at the expiration of the 180 day recourse period. All expenses related to the transaction were expensed in the period incurred.

Off-Balance Sheet Arrangements

U.S. Cellular has no transactions, agreements or other contractual arrangements with unconsolidated entities involving “off-balance sheet arrangements,” as defined by SEC rules, that have or are reasonably likely to have a material current or future effect on financial condition, changes in financial condition, results of operations, cash flows from operating activities, liquidity, capital resources or financial flexibility.

U.S. Cellular has certain variable interests in investments in unconsolidated entities where U.S. Cellular holds a minority interest. The investments in unconsolidated entities total $150.3 million as of December 31, 2006 and are accounted for using either the equity or cost method. U.S. Cellular’s maximum loss exposure for these variable interests is limited to the aggregate carrying amount of the investments.

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

Licenses and Goodwill

As of December 31, 2006, U.S. Cellular reported $1,494.3 million of licenses and $485.5 million of goodwill, as a result of acquisitions of interests in wireless licenses and businesses. Licenses include those won by Barat Wireless in FCC Auction 66 completed in September 2006 and by Carroll Wireless in FCC

Auction 58 completed in February 2005, as well as license rights that will be received when the 2003 AT&T Wireless exchange transaction is fully completed.

See Note 6—Licenses and Goodwill for a schedule of license and goodwill activity in 2006 and 2005.

Licenses and goodwill must be reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. U.S. Cellular performs the annual impairment review on licenses and goodwill during the second quarter of its fiscal year.

The intangible asset impairment test consists of comparing the fair value of the intangible asset to the carrying amount of the intangible asset. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit as identified in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities of the reporting unit is the implied fair value of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss of goodwill is recognized for that difference.

The fair value of an asset or reporting unit is the amount at which that asset or reporting unit could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues or similar performance measures. The use of these techniques involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate and other inputs. Different assumptions for these inputs or valuation methodologies could create materially different results.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2006 and 2005, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represent five geographic groupings of FCC licenses, constituting five geographic service areas. For purposes of impairment testing of licenses in 2006 and 2005. U.S. Cellular combined its FCC licenses into five units of accounting pursuant to FASB Emerging Issues Task Force Issue 02-7, Units of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets (“EITF 02-7”), and SFAS 142, using the same geographic groupings as its reporting units. In addition, in 2006, U.S. Cellular identified six additional geographic groupings of licenses, which, because they are currently undeveloped and not expected to generate cash flows from operating activities in the foreseeable future, are considered separate units of accounting for purposes of impairment testing. Prior to the divestitures of markets in late 2004, there were six reporting units for the purposes of testing goodwill and FCC licenses for impairment.

For purposes of impairment testing of goodwill, U.S. Cellular prepares valuations of each of the five reporting units. A discounted cash flow approach is used to value each of the reporting units, using value drivers and risks specific to each individual geographic region. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process are the selection of a discount rate, estimated future cash flow levels, projected capital expenditures and selection of terminal value multiples.

Similarly, for purposes of impairment testing of licenses, U.S. Cellular prepares valuations of each of the five units of accounting determined pursuant to EITF 02-7 using an excess earnings methodology. This excess earnings methodology estimates the fair value of the intangible assets (FCC license units of accounting) by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill. For undeveloped licenses, U.S. Cellular prepares estimates of fair value for each unit of accounting by reference to fair market values indicated by recent auctions and market transactions.

The annual impairment tests for investments in licenses and goodwill were performed in the second quarter of 2006, 2005 and 2004. In 2004, U.S. Cellular recorded $1.8 million of license impairment losses related to the investment in a non-operating market in Florida, which was sold in December 2004 for $8.5 million, its approximate book value. This loss was recorded in Loss on investments in the Consolidated Statements of Operations. No other impairment losses were identified during the annual impairment testing in the second quarter of 2006, 2005 or 2004.

Property, Plant and Equipment

U.S. Cellular provides for depreciation on its property, plant and equipment using the straight-line method over the estimated useful lives of the assets. U.S. Cellular depreciates its leasehold improvement assets associated with leased properties over periods ranging from three to ten years, which approximates the shorter of the assets’ economic lives or the specific lease terms, as defined in SFAS No. 13, Accounting for Leases, as amended. Annually, U.S. Cellular reviews its property, plant and equipment to assess whether the estimated useful lives are appropriate. The estimated useful lives of property, plant and equipment is a critical accounting estimate because changing the lives of assets can result in larger or smaller charges for depreciation expense. Factors used in determining useful lives include technology changes, regulatory requirements, obsolescence and type of use.

U.S. Cellular did not materially change the useful lives of its property, plant and equipment in the years ended December 31, 2006 and 2005.

In 2006, disposals of assets, trade-ins of older assets for replacement assets and write-offs of TDMA equipment totaled $19.6 million.

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

U.S. Cellular reviews long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the assets might be impaired. The tangible asset impairment test is a two-step process. The first step compares the carrying value of the assets with the estimated undiscounted cash flows over the remaining asset life. If the carrying value of the assets is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the estimated fair value of the assets to the carrying value of the assets. If the estimated fair value of the assets is less than the carrying value of the assets, an impairment loss is recognized for the difference.

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

The annual review of long-lived assets for impairment did not identify any impairment losses in 2006, 2005 or 2004.

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

U.S. Cellular originally designated the embedded collars within its Vodafone forward contracts as cash flow hedges of its Vodafone marketable equity securities. Accordingly, all changes in the fair value of the embedded collars were recorded in Other comprehensive income, net of income taxes. Subsequently, upon contractual modifications to the terms of the collars, the embedded collars no longer qualified for hedge accounting treatment and all changes in fair value of the collars from the time of the contractual modification to the terms of the collars are included in the Consolidated Statements of Operations.

The accounting for the embedded collars as derivative instruments that do not qualify for cash flow hedge accounting treatment results in increased volatility in the results of operations, as fluctuations in the market price of the underlying Vodafone marketable equity securities results in changes in the fair value of the embedded collars being recorded in the  Consolidated Statements of Operations.

The embedded collars are valued using the Black-Scholes valuation model. The inputs in the model include the stock price, strike price (differs for call options and put options), risk-free interest rate, volatility of the underlying stock, dividend yield and the term of the contracts. Different assumptions could create materially different results.

Asset Retirement Obligations

U.S. Cellular accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, (“SFAS 143”) and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligations, any difference between the cost to retire an asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statements of Operations as a gain or loss.

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

U.S. Cellular is subject to asset retirement obligations associated primarily with its cell sites, retail sites and office locations. Asset retirement obligations generally include obligations to remediate leased land on which U.S. Cellular’s cell sites and switching offices are located. Also, U.S. Cellular is generally required to return leased retail store premises and office space to their pre-existing conditions. The asset retirement obligation is included in Deferred Liabilities and Credits in the Consolidated Balance Sheets.

During the third quarter of 2006, U.S. Cellular reviewed the assumptions related to its asset retirement obligations and, as a result of the review, revised certain of those assumptions. Estimated retirement obligations for cell sites were revised to reflect higher estimated costs for removal of radio and power equipment, and estimated retirement obligations for retail stores were revised to reflect a shift to larger stores and slightly higher estimated costs for removal of fixtures. These changes are reflected in “Revision in estimated cash flows” below. The table below also summarizes other changes in asset retirement obligations during the year ended December 31, 2006 and 2005.

(Dollars in thousands)	2006	2005
Beginning balance	$90,224	$72,575
Additional liabilities accrued	15,697	7,920
Revision in estimated cash flows	13,415	—
Acquisition of assets	1,237	5,461
Disposition of assets	(164)	(2,032)
Accretion expense	7,230	6,300
Ending balance	$127,639	$90,224

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to the TDS Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income tax and credits as if they comprised a separate affiliated group. Under the TDS Tax Agreement, U.S. Cellular remits its applicable income tax payments to TDS.

The accounting for income taxes, the amounts of income tax assets and liabilities and the related income tax provision are critical accounting estimates because such amounts are significant to U.S. Cellular’s financial condition and results of operations.

The preparation of the consolidated financial statements requires U.S. Cellular to calculate its provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes, as well as estimating the impact of potential adjustments to filed tax returns. These temporary differences result in deferred tax assets and liabilities, which are included in U.S. Cellular’s Consolidated Balance Sheet. U.S. Cellular must then assess the likelihood that deferred tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management’s judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets.

U.S. Cellular’s net current deferred income tax liability totaled $26.3 million at December 31, 2006 and net current deferred income tax asset totaled $8.2 million at December 31, 2005. The 2006 net current deferred tax liability primarily represented the deferred income taxes on the current portion of marketable equity securities. The net current deferred income tax asset at December 31, 2005 primarily represented the deferred income tax asset effects of the allowance for doubtful accounts on customer receivables.

U.S. Cellular’s noncurrent deferred tax assets and liabilities at December 31, 2006 and 2005 and the temporary differences that gave rise to them were as follows:

December 31,	2006	2005
(Dollars in thousands)
Deferred Tax Asset
Net operating loss carryforward	$31,891	$30,381
Derivative instruments	—	9,475
Other	3,602	10,851
	35,493	50,707
Less valuation allowance	(17,274)	(15,606)
Total Deferred Tax Asset	18,219	35,101
Deferred Tax Liability
Property, plant and equipment	258,268	280,789
Licenses/Intangibles	256,471	233,753
Marketable equity securities	1,275	62,112
Partnership investments	103,740	105,533
Total Deferred Tax Liability	619,754	682,187
Net Deferred Income Tax Liability	$601,535	$647,086

Deferred income taxes have been provided for the difference between the financial reporting bases and the income tax bases of the marketable equity securities and derivatives. The deferred income tax liability related to current and noncurrent marketable equity securities totaled $69.2 million as of December 31, 2006; of this amount, $67.9 million was classified as current and $1.3 million was classified as noncurrent. The deferred income tax liability related to marketable equity securities totaled $62.1 million as of December 31, 2005; the entire amount was classified as noncurrent. The current deferred income tax asset related to derivatives totaled $32.6 million as of December 31, 2006; the entire amount was classified as current. At December 31, 2005, the deferred income tax asset related to derivatives totaled $9.5 million; the entire amount was classified as noncurrent. Income taxes will be payable when U.S. Cellular disposes of the marketable equity securities.

At December 31, 2006, U.S. Cellular and certain subsidiaries had $603 million of state NOL carryforwards (generating a $27.6 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the losses. The state NOL carryforwards expire between 2007 and 2026. Certain subsidiaries which are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $4.3 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2007 and 2026. A valuation allowance was established for certain state NOL carryforwards, and the federal NOL carryforwards, since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

TDS’s consolidated federal income tax returns, which include U.S. Cellular, are routinely subject to examination by the Internal Revenue Service and other tax authorities. U.S. Cellular periodically assesses the likelihood of adjustments to its tax liabilities resulting from these examinations to determine the adequacy of its provision for income taxes, including related interest. Management judgment is required in assessing the eventual outcome of these examinations. Changes to such assessments affect the calculation of U.S. Cellular’s income tax expense.

In June of 2006, the Internal Revenue Service commenced its audit of the 2002—2004 consolidated federal income tax returns of TDS and subsidiaries, which include U.S. Cellular. After TDS filed its 2005 consolidated federal tax return in September 2006, the IRS added 2005 to the audit cycle. The audit of 2002 - 2005 is in its preliminary stages.

Stock-based Compensation

As a result of the adoption of a new accounting pronouncement effective January 1, 2006, U.S. Cellular’s accounting policy related to stock-based compensation has changed as described below and is now a critical accounting policy due to the significant assumptions and estimates involved.

As described in more detail in Note 18 of the Notes to Consolidated Financial Statements, U.S. Cellular has established or participates in a long-term incentive plan and an employee stock purchase plan which are stock-based compensation plans. Prior to the first quarter of 2006, U.S. Cellular accounted for its stock-based compensation plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations as allowed by SFAS No. 123, Accounting for Stock Based Compensation, (“SFAS 123”). Accordingly, prior to the first quarter of 2006, compensation cost for share-based payments was measured using the intrinsic value method as prescribed by APB 25. Under the intrinsic value method, compensation cost is measured as the amount by which the market value of the underlying equity instrument on the grant date exceeds the exercise price. Effective January 1, 2006, U.S. Cellular adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. In addition, U.S. Cellular applied the provisions of Staff Accounting Bulletin No. 107 regarding Share-Based Payments (“SAB 107”) issued by the SEC in March 2005 in its adoption of SFAS 123(R). Under the modified prospective transition method, compensation cost recognized during the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

Upon adoption of SFAS 123(R), U.S. Cellular elected to value its share-based payment transactions using a Black-Scholes valuation model. This model requires assumptions regarding a number of complex and subjective variables. The variables in the model include, but are not limited to, U.S. Cellular’s expected stock price volatility over the term of the awards, expected forfeitures, time of exercise, risk-free interest rate and expected dividends. Different assumptions could create materially different results. A 10% change in certain assumptions related to current year option grants would not have a material impact on financial position or results of operations.

Under the provisions of SFAS 123(R), stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that are expected to ultimately vest.

Contingencies, Indemnities and Commitments

Contingent obligations, including indemnities, litigation and other possible commitments are accounted for in accordance with SFAS 5, which requires that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, those contingencies that are deemed to be probable and where the amount of the loss is reasonably estimable are accrued in the financial statements. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been or will be incurred, even if the amount is not estimable. The assessment of contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of the accruals and related financial statement disclosure. The ultimate settlement of contingencies could materially impact the Consolidated Statements of Operations, the Consolidated Balance Sheets and the Consolidated Statements of Cash Flows.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular’s selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular’s initial public offering when TDS owned more than 90% of U.S. Cellular’s outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arm’s-length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular’s assets, employees, investments in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in U.S. Cellular’s consolidated financial statements. Billings from TDS to U.S. Cellular totaled $108.9 million, $87.0 million and $78.9 million for 2006, 2005 and 2004, respectively.

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

TDS made a $2.9 million capital contribution to U.S. Cellular in 2005 to allocate certain income tax credits taken on the 2004 TDS consolidated income tax return.

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

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries:  Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and the Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred Sidley Austin legal costs of $6.9 million in 2006, $4.7 million in 2005 and $7.4 million in 2004. The Audit Committee of the Board of Directors is responsible for the review of all related party transactions as such term is defined by the rules of the American Stock Exchange.

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

•       Costs, integration problems or other factors associated with acquisitions/divestitures of properties or licenses and/or expansion of U.S. Cellular’s business could have an  adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•       Changes in various business factors could have an adverse effect on U.S Cellular’s business, financial condition or results of operations. These business factors may include but are not limited to demand, usage, pricing, growth, penetration, churn, expenses, customer acquisition and retention, roaming rates, minutes of use, mix of products and services and costs.

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

•       An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to U.S. Cellular could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•       Changes in access to content for data or video services or access to new handsets being developed by vendors, or an inability to manage its supply chain or inventory successfully, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•       A failure by U.S. Cellular’s service offerings to meet customer expectations could limit U.S. Cellular’s ability to attract and retain customers and could have an adverse effect on U.S. Cellular’s operations.

•       A failure by U.S. Cellular to complete significant network build-out and system implementation as part of its plans to improve the quality, coverage, capabilities and capacity of its network could have an adverse effect on its operations.

•       A failure by U.S. Cellular’s business to acquire adequate radio spectrum could have an adverse effect on U.S. Cellular’s business and operations.

•       Financial difficulties of U.S. Cellular’s key suppliers or vendors, or termination or impairment of U.S. Cellular’s relationships with such suppliers or vendors, could result in a delay or termination of U.S. Cellular’s receipt of equipment, services or content which could adversely affect U.S. Cellular’s business and results of operations.

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

•       A failure to successfully remediate existing material weaknesses in internal control over financial reporting in a timely manner or the identification of additional material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•       The restatement of financial statements by U.S. Cellular and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on U.S. Cellular’s credit rating, liquidity, financing arrangements, capital resources and ability to access the capital markets, including pursuant to shelf registration statements; could adversely affect U.S. Cellular’s listing arrangements on the American Stock Exchange and/or New York Stock Exchange; and/or could have other negative consequences, any of which could have an adverse effect on the trading prices of U.S. Cellular’s publicly traded equity and/or debt and/or on U.S. Cellular’s business, financial condition or results of operations.

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

•       Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and or any other financial or statistical information to vary from U.S. Cellular’s forward looking estimates by a material amount.

You are referred to a further discussion of these risks as set forth under “Risk Factors” in U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2006. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

MARKET RISK

Long-Term Debt

U.S. Cellular is subject to risks due to fluctuations in interest rates. The majority of U.S. Cellular’s debt, excluding long-term debt related to the forward contracts, is in the form of long-term, fixed-rate notes with original maturities ranging up to 30 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such instruments. The long-term debt related to the forward contracts consists of variable-rate debt. The variable-rate forward contracts require quarterly interest payments that are dependent on market interest rates. Increased interest rates will result in increased interest expense. As of December 31, 2006, U.S. Cellular had not entered into any significant financial derivatives to reduce its exposure to interest rate risks.

The following table presents the scheduled principal payments on long-tem debt and forward contracts and the related weighted-average interest rates by maturity dates at December 31, 2006:

	Principal Payments Due by Period
(Dollars in millions)	Long-Term Debt Obligations	Weighted-Avg. Interest Rates on Long-Term Debt Obligations(1)	Forward Contracts	Weighted-Avg. Interest Rates on Forward Contracts(2)
2007	$—	N/A	$159.9	5.9%
2008	—	N/A	—	N/A
2009	10.0	9.0%	—	N/A
2010	—	N/A	—	N/A
2011	—	N/A	—	N/A
After 5 Years	991.8	7.2%	—	N/A
Total	$1,001.8	7.3%	$159.9	5.9%

(1)             Represents the weighted-average interest rates at December 31, 2006 for debt maturing in the respective periods.

(2)             The forward contracts have a variable interest rate based on the LIBOR rate plus 50 basis points. The three-month LIBOR rate at December 31, 2006 was 5.36%.

At December 31, 2006 and 2005, the estimated fair value of long-term debt was $1,005.3 million and $1,014.3 million, and the average interest rate on this debt was 7.3% and 7.3%, respectively. The fair value was estimated using market prices for the 8.75% senior notes, 7.5% senior notes and 6.7% senior notes and discounted cash flow analysis for the remaining debt.

At December 31, 2006 and 2005, the estimated fair value of the forward contracts was $159.9 million and the average interest rate on this debt was 5.9% and 4.9%, respectively. The fair value of the forward contracts approximates the carrying value due to the frequent repricing of these variable rate instruments. These contracts require quarterly interest payments at the LIBOR rate plus 50 basis points (the three-month LIBOR rate was 5.36% at December 31, 2006).

Marketable Equity Securities and Derivatives

U.S. Cellular maintains a portfolio of available-for-sale marketable equity securities, which resulted from the sale of non-strategic investments. The market value of these investments aggregated $253.9 million at December 31, 2006 and $225.4 million at December 31, 2005. U.S. Cellular’s cumulative net unrealized holding gain, net of tax, included in Accumulated other comprehensive income totaled $77.5 million and $41.3 million as of December 31, 2006 and 2005, respectively.

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

Deferred income taxes have been provided for the difference between the fair value basis and the income tax basis of the marketable equity securities and derivatives. The deferred income tax liability related to current and noncurrent marketable equity securities totaled $69.2 million as of December 31, 2006; of this amount, $67.9 million was classified as current and $1.3 million was classified as noncurrent. The deferred income tax liability related to marketable equity securities totaled $62.1 million as of December 31, 2005; the entire amount was classified as noncurrent. The current deferred income tax asset related to derivatives totaled $32.6 million as of December 31, 2006; the entire amount was classified as current. At December 31, 2005, the deferred income tax asset related to derivatives totaled $9.5 million; the entire amount was classified as noncurrent.

The following table summarizes certain facts surrounding the contracted securities as of December 31, 2006.

		Collar(1)
		Downside Limit	Upside Potential	Loan Amount
Security	Shares	(Floor)	(Ceiling)	(000s)
Vodafone	8,964,698	$17.22-$18.37	$17.22-$19.11	$159,856

(1)             The per share amounts represent the range of floor and ceiling prices of all securities monetized.

The following analysis presents the hypothetical change in the fair value of U.S. Cellular’s marketable equity securities and derivative instruments at December 31, 2006, and December 31, 2005, using the Black-Scholes model, assuming the same hypothetical price fluctuations of plus and minus 10%, 20% and 30%. The table presents hypothetical information as required by Securities and Exchange Commission rules. U.S. Cellular has no intention at this time of selling any marketable equity securities or canceling any derivative instruments prior to their maturity.

	December 31, 2006	Valuation of investments assuming indicated increase
	Fair Value	+10%	+20%	+30%
(Dollars in millions)
Marketable Equity Securities	$253.9	$279.3	$304.7	$330.1
Derivative Instruments(1)	$(88.8)	$(114.6)	$(139.4)	$(164.3)
	December 31, 2006	Valuation of investments assuming indicated decrease
	Fair Value	-10%	-20%	-30%
(Dollars in millions)
Marketable Equity Securities	$253.9	$228.5	$203.1	$177.7
Derivative Instruments(1)	$(88.8)	$(64.8)	$(40.1)	$(15.8)
	December 31, 2005	Valuation of investments assuming indicated increase
	Fair Value	+10%	+20%	+30%
(Dollars in millions)
Marketable Equity Securities	$225.4	$247.9	$270.5	$293.0
Derivative Instruments(1)	$(25.8)	$(43.6)	$(62.3)	$(82.3)
	December 31, 2005	Valuation of investments assuming indicated decrease
	Fair Value	-10%	-20%	-30%
(Dollars in millions)
Marketable Equity Securities	$225.4	$202.9	$180.3	$157.8
Derivative Instruments(1)	$(25.8)	$(11.4)	$2.1	$14.9

(1)             Represents the fair value of the derivative instrument assuming the indicated increase or decrease in the underlying securities.

United States Cellular Corporation and Subsidiaries

Consolidated Statements of Operations

Year Ended December 31,	2006	2005	2004
(In thousands, except per share amounts)
Operating Revenues
Service	$3,214,410	$2,827,022	$2,615,163
Equipment sales	258,745	203,743	191,255
Total Operating Revenues	3,473,155	3,030,765	2,806,418
Operating Expenses
System operations (excluding Depreciation shown separately below)	639,683	604,093	574,125
Cost of equipment sold	568,903	511,939	486,605
Selling, general and administrative (including charges from affiliates of $108.9 million, $87.0 million and $78.9 million for the years ended December 31, 2006, 2005 and 2004)	1,399,561	1,217,709	1,091,347
Depreciation	516,637	465,097	454,654
Amortization and accretion	58,475	45,390	47,910
(Gain) on sales of assets	—	(44,660)	(10,806)
Total Operating Expenses	3,183,259	2,799,568	2,643,835
Operating Income	289,896	231,197	162,583
Investment and Other Income (Expense)
Equity in earnings of unconsolidated entities	93,119	66,719	64,161
Interest and dividend income	16,537	9,723	10,812
Fair value adjustment of derivative instruments	(63,022)	44,977	(15,061)
Gain (loss) on investments	70,427	(6,203)	25,791
Interest expense	(93,674)	(84,867)	(86,241)
Other (expense), net	(145)	(199)	(2,576)
Total Investment and Other Income (Expense)	23,242	30,150	(3,114)
Income Before Income Taxes and Minority Interest	313,138	261,347	159,469
Income tax expense	120,604	95,856	59,046
Income Before Minority Interest	192,534	165,491	100,423
Minority share of income	(13,044)	(10,540)	(9,674)
Net Income	$179,490	$154,951	$90,749
Basic Weighted Average Shares Outstanding	87,346	86,775	86,244
Basic Earnings per Share	$2.05	$1.79	$1.05
Diluted Weighted Average Shares Outstanding	88,109	87,464	86,736
Diluted Earnings per Share	$2.04	$1.77	$1.05

The accompanying notes to consolidated financial statements are an integral part of these statements.

United States Cellular Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Year Ended December 31,	2006	2005	2004
(Dollars in thousands)
Cash Flows from Operating Activities
Net income	$179,490	$154,951	$90,749
Add (deduct) adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation, amortization and accretion	575,112	510,487	502,564
Bad debts expense	62,030	37,857	47,546
Stock-based compensation	20,053	6,193	4,796
Deferred income taxes, net	(32,946)	73,689	49,568
Equity in earnings of unconsolidated entities	(93,119)	(66,719)	(64,161)
Distributions from unconsolidated entities	77,835	52,112	46,385
Minority share of income	13,044	10,540	9,674
Fair value adjustment of derivative instruments	63,022	(44,977)	15,061
(Gain) on sales of assets	—	(44,660)	(10,806)
(Gain) loss on investments	(70,427)	6,203	(25,791)
Noncash interest expense	1,780	1,780	7,882
Other noncash expense	—	—	4,235
Other operating activities	244	—	—
Accreted interest on repayment of long-term debt	—	—	(68,056)
Changes in assets and liabilities from operations
Change in accounts receivable	(95,649)	(78,209)	(78,014)
Change in inventory	(24,180)	(15,571)	(5,876)
Change in accounts payable	257	40,378	(28,237)
Change in customer deposits and deferred revenues	11,375	7,618	12,941
Change in accrued taxes	(268)	(33,211)	41,063
Change in accrued interest	217	(471)	(5,297)
Change in other assets and liabilities	5,578	12,169	(274)
	693,448	630,159	545,952
Cash Flows from Investing Activities
Additions to property, plant and equipment	(579,785)	(576,525)	(636,097)
Cash received from divestitures	101,583	551	184,919
Cash paid for acquisitions	(145,908)	(188,571)	(49,786)
Return of investment	28,650	—	—
Other investing activities	(729)	(2,249)	921
	(596,189)	(766,794)	(500,043)
Cash Flows from Financing Activities
Issuance of notes payable	415,000	510,000	420,000
Issuance of long-term debt	—	—	412,484
Repayments of long-term debt to parent	—	—	(105,000)
Repayment of notes payable	(515,000)	(405,000)	(390,000)
Repayment of long-term debt	—	—	(348,232)
Repurchase of common shares	—	—	(3,908)
Common shares reissued for benefit plans	23,529	23,345	6,970
Distributions to minority partners	(19,360)	(3,573)	(5,446)
Other financing activities	2,481	(196)	(1,744)
	(93,350)	124,576	(14,876)
Net Increase (Decrease) in Cash and Cash Equivalents	3,909	(12,059)	31,033
Cash and Cash Equivalents
Beginning of year	29,003	41,062	10,029
End of year	$32,912	$29,003	$41,062

The accompanying notes to consolidated financial statements are an integral part of these statements.

United States Cellular Corporation and Subsidiaries

Consolidated Balance Sheets—Assets

December 31,	2006	2005
(Dollars in thousands)
Current Assets
Cash and cash equivalents	$32,912	$29,003
Accounts receivable
Customers, less allowance of $12,027 and $11,410, respectively	305,475	278,170
Roaming	30,396	27,178
Other, less allowance of $989 and $0, respectively	71,567	57,011
Marketable equity securities	249,039	—
Inventory	117,189	92,748
Prepaid expenses	34,955	32,068
Deferred tax asset	—	8,218
Other current assets	13,385	15,489
	854,918	539,885
Investments
Licenses	1,494,327	1,362,263
Goodwill	485,452	481,235
Customer lists, net of accumulated amortization of $68,110 and $44,616, respectively	26,196	47,649
Marketable equity securities	4,873	225,387
Investments in unconsolidated entities	150,325	172,093
Notes and interest receivable—long-term	4,541	4,707
	2,165,714	2,293,334
Property, Plant and Equipment
In service and under construction	5,120,994	4,615,234
Less accumulated depreciation	2,492,146	2,062,205
	2,628,848	2,553,029
Other Assets and Deferred Charges	31,136	29,985
Total Assets	$5,680,616	$5,416,233

The accompanying notes to consolidated financial statements are an integral part of these statements.

United States Cellular Corporation and Subsidiaries

Consolidated Balance Sheets—Liabilities and Shareholders’ Equity

December 31,	2006	2005
(Dollars in thousands)
Current Liabilities
Notes payable	$35,000	$135,000
Forward contracts	159,856	—
Accounts payable
Affiliated	13,568	7,239
Trade	241,303	246,877
Customer deposits and deferred revenues	123,344	111,407
Accrued taxes	26,913	36,748
Derivative liability	88,840	—
Deferred income tax liability	26,326	—
Accrued compensation	47,842	42,865
Other current liabilities	93,718	82,585
	856,710	662,721
Deferred Liabilities and Credits
Net deferred income tax liability	601,535	647,086
Derivative liability	—	25,818
Asset retirement obligation	127,639	90,224
Other deferred liabilities and credits	62,914	46,234
	792,088	809,362
Long-Term Debt
Long-term debt	1,001,839	1,001,385
Forward contracts	—	159,856
	1,001,839	1,161,241
Commitments and Contingencies (Note 15)
Minority Interest	36,700	41,871
Common Shareholders’ Equity
Common Shares, par value $1 per share; authorized 140,000,000 shares; issued 55,045,684 shares	55,046	55,046
Series A Common Shares, par value $1 per share; authorized 50,000,000 shares; issued and outstanding 33,005,877 shares	33,006	33,006
Additional paid-in capital	1,290,829	1,286,964
Treasury Shares, at cost, 329,934 and 962,863 shares, respectively	(14,462)	(47,088)
Accumulated other comprehensive income	80,382	44,122
Retained earnings	1,548,478	1,368,988
	2,993,279	2,741,038
Total Liabilities and Shareholders’ Equity	$5,680,616	$5,416,233

The accompanying notes to consolidated financial statements are an integral part of these statements.

United States Cellular Corporation and Subsidiaries

Consolidated Statements of Common Shareholders’ Equity

						Accumulated
		Series A	Additional			Other
	Common	Common	Paid-In	Treasury	Comprehensive	Comprehensive	Retained
	Shares	Shares	Capital	Shares	Income	(Loss) Income	Earnings
(Dollars in thousands)
Balance, December 31, 2003	$55,046	$33,006	$1,308,963	$(115,156)		$66,141	$1,123,288
Add (Deduct)
Employee benefit plans	—	—	(11,388)	19,437		—	—
Capital contribution	—	—	2,878	—		—	—
Net income	—	—	—	—	$90,749		90,749
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	(2)	(2)	—
Marketable equity securities	—	—	—	—	14,266	14,266	—
Comprehensive income	—	—	—	—	$105,013		—
Repurchase of Common Shares	—	—	—	(3,908)		—	—
Other	—	—	4,796	—		—	—
Balance, December 31, 2004	$55,046	$33,006	$1,305,249	$(99,627)		$80,405	$1,214,037
Add (Deduct)
Employee benefit plans	—	—	(24,477)	52,539		—	—
Net income	—	—	—	—	$154,951	—	154,951
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	3	3	—
Marketable equity securities	—	—	—	—	(36,286)	(36,286)	—
Comprehensive income	—	—	—	—	$118,668	—	—
Stock-based compensation awards	—	—	2,290	—		—	—
Other	—	—	3,902	—		—	—
Balance, December 31, 2005	$55,046	$33,006	$1,286,964	$(47,088)		$44,122	$1,368,988
Add (Deduct)
Employee benefit plans	—	—	(9,001)	32,530		—	—
Net income	—	—	—	—	$179,490	—	179,490
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	2	2	—
Marketable equity securities	—	—	—	—	36,258	36,258	—
Comprehensive income	—	—	—	—	$215,750	—	—
Stock-based compensation awards	—	—	15,521	96		—
Tax benefit from Stock award exercises	—	—	1,454	—		—	—
Other	—	—	(4,109)	—		—	—
Balance, December 31, 2006	$55,046	$33,006	$1,290,829	$(14,462)		$80,382	$1,548,478

The accompanying notes to consolidated financial statements are an integral part of these statements.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United States Cellular Corporation (“U.S. Cellular”), a Delaware Corporation, is an 80.7%-owned subsidiary of Telephone and Data Systems, Inc. (“TDS”).

Nature of Operations

U.S. Cellular owns, operates and invests in wireless systems throughout the United States. U.S. Cellular owned, or had the right to acquire pursuant to certain agreements, interests in 235 wireless markets as of December 31, 2006. U.S. Cellular served 5.8 million customers and had 201 majority-owned (“consolidated”) markets in 26 states, representing a total population of approximately 55.5 million, as of December 31, 2006. U.S. Cellular operates as one reportable segment.

Principles of Consolidation

The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries since acquisition, general partnerships in which U.S. Cellular has a majority partnership interest and any entity in which U.S. Cellular has a variable interest that requires U.S. Cellular to recognize a majority of the entity’s expected gains or losses. All material intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 2006 financial statement presentation.

Restatement

On February 23, 2007, U.S. Cellular filed Form 10-K/A for the year ended December 31, 2005 to restate its financial statements and financial information for the years 2005, 2004, 2003 and 2002, including quarterly information for 2005 and 2004. Also, on February 23, 2007, U.S. Cellular filed its Forms 10-Q/A for the quarterly periods ended March 31, 2006 and June 30, 2006 to restate the financial statements and financial information included therewith. All financial statements and other financial information included herein for the years 2005, 2004, 2003 and 2002, including quarterly information for 2005, and for the quarterly periods ended March 31, 2006 and June 30, 2006 are presented as restated.

Business Combinations

U.S. Cellular uses the purchase method of accounting for business combinations and, therefore, includes as investments in subsidiaries the value of the consideration given and all direct and incremental costs relating to acquisitions. All costs relating to unsuccessful negotiations for acquisitions are charged to expense when the acquisition is no longer considered probable.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are included in goodwill and indefinite—lived intangible assets, asset retirement obligations, derivatives, depreciation, stock-based compensation and income taxes.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

Outstanding checks totaled $17.2 million and $14.1 million at December 31, 2006 and 2005, respectively, and are classified as Accounts payable in the Consolidated Balance Sheets.

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

The changes in the allowance for doubtful accounts during the years ended December 31, 2006, 2005 and 2004 were as follows:

(Dollars in thousands)	2006	2005	2004
Beginning Balance	$11,410	$10,820	$12,514
Additions, net of recoveries	62,030	37,857	47,546
Deductions	(60,424)	(37,267)	(49,240)
Ending Balance	$13,016	$11,410	$10,820

Inventory

Inventory primarily consists of handsets stated at the lower of cost or market, with cost determined using the first-in, first-out method and market determined by replacement costs.

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

U.S. Cellular utilizes derivative financial instruments to reduce market risks due to fluctuations in market prices of its Vodafone Group Plc (“Vodafone”) marketable equity securities. At December 31, 2006 and 2005, U.S. Cellular had variable prepaid forward contracts (“forward contracts”) maturing in 2007 in place with respect to all of its Vodafone marketable equity securities, hedging the market price risk with respect to these securities. The downside market risk is hedged at or above the accounting cost basis of the securities.

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

U.S. Cellular originally designated the embedded collars within its Vodafone forward contracts as cash flow hedges of its Vodafone marketable equity securities. Accordingly, all changes in the fair value of the embedded collars were recorded in Other comprehensive income, net of income taxes. Subsequently, upon contractual modifications to the terms of the collars, the embedded collars no longer qualified for hedge accounting treatment and all changes in fair value of the collars from the time of the contractual modification to the terms of the collars are included in the Consolidated Statements of Operations.

Licenses

Licenses consist of costs incurred in acquiring Federal Communications Commission (“FCC”) licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs relating to acquiring the licenses.

U.S. Cellular accounts for wireless licenses in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”).  In accordance with SFAS 142, U.S. Cellular has determined that such wireless licenses have indefinite lives and, therefore, that the costs of the licenses are not subject to amortization.

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

•       U.S. Cellular and its consolidated subsidiaries are required to renew their FCC licenses every ten years. From the inception of U.S. Cellular to date, all of U.S. Cellular’s license renewal applications have been granted by the FCC. Generally, license renewal applications filed by licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged, either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a “renewal expectancy.” Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided “substantial service” during their license term and have “substantially complied” with FCC rules and policies. U.S. Cellular believes that it could demonstrate its entitlement to a renewal expectancy in any of its markets in the unlikely event that any of its license renewal applications were challenged and, therefore, believes that it is probable that its future license renewal applications will be granted.

Goodwill

U.S. Cellular has goodwill as a result of its acquisitions of licenses and wireless markets. Such goodwill represents the excess of the total purchase price of acquisitions over the fair values of acquired assets, including licenses and other identifiable intangible assets, and liabilities assumed.

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

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2006 and 2005, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represent five geographic groupings of FCC licenses, constituting five geographic service areas. For purposes of impairment testing of licenses in 2006 and 2005, U.S. Cellular combined its FCC licenses into five units of accounting pursuant to FASB Emerging Issues Task Force Issue 02-7, Units of Accounting for Testing Impairment of Indefinite-Lived Assets (“EITF 02-7”) and SFAS 142, using the same geographic groupings as its reporting units. In addition, in 2006, U.S. Cellular identified six additional geographic groupings of licenses which, because they are currently undeveloped and not expected to generate cash flows from operating activities in the foreseeable future, are considered separate units of accounting for purposes of impairment testing. Prior to the divestitures in late 2004, there were six reporting units for the purposes of testing goodwill and FCC licenses for impairment.

For purposes of impairment testing of goodwill, U.S. Cellular prepares valuations of each of the five reporting units. A discounted cash flow approach is used to value each of the reporting units, using value drivers and risks specific to each individual geographic region. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process are the selection of a discount rate, estimated future cash flow levels, projected capital expenditures, and selection of terminal value multiples.

Similarly, for purposes of impairment testing of licenses, U.S. Cellular prepares valuations of each of the five units of accounting determined pursuant to EITF 02-7, using an excess earnings methodology. This excess earnings methodology estimates the fair value of the intangible assets (FCC license units of accounting) by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill. For undeveloped licenses, U.S. Cellular prepares estimates of fair value for each unit of accounting by reference to fair market values indicated by recent auctions and market transactions.

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

For its equity method investments for which financial information is readily available, U.S. Cellular records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, U.S. Cellular records its equity in the earnings of the entity on a one quarter lag basis.

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

Costs of developing new information systems are capitalized in accordance with Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”) and amortized over a three to seven-year period, starting when each new system is placed in service.

Depreciation

Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

U.S. Cellular depreciates its leasehold improvement assets associated with leased properties over periods ranging from three to ten years, which periods approximate the shorter of the assets’ economic lives or the specific lease terms, as defined in SFAS No. 13, Accounting for Leases, (“SFAS 13”) as amended.

Asset Impairment

U.S. Cellular reviews long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the assets might be impaired. The tangible asset impairment test is a two-step process. The first step compares the carrying value of the assets with the estimated undiscounted cash flows over the remaining asset life. If the carrying value of the assets is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the estimated fair value of the assets to the carrying value of the assets. An impairment loss is recognized for the difference between the fair value of the assets (less cost to sell) and the carrying value of the assets.

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

Deferred Charges

Other deferred charges primarily represent legal and other charges related to U.S. Cellular’s various borrowing instruments, and are amortized over the respective term of each instrument. The amounts for Deferred Charges included in the Consolidated Balance Sheets at December 31, 2006 and 2005 are shown net of accumulated amortization of $7.7 million and $4.9 million, respectively.

Asset Retirement Obligation

U.S. Cellular accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, (“SFAS 143”) and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligations, any difference between the cost to retire an asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations as a gain or loss.

Revenue Recognition

Revenues from wireless operations primarily consist of:

•       Charges for access, airtime, roaming and value added services provided to U.S. Cellular’s retail customers and to end users through third-party resellers.

•       Charges to carriers whose customers use U.S. Cellular’s systems when roaming.

•       Charges for long-distance calls made on U.S. Cellular’s systems.

•       Amounts received from the universal service fund (“USF revenues”) in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier.

•       Equipment and accessory sales.

Revenues are recognized as services are rendered. Revenues billed in advance or in arrears of the service being provided are estimated and deferred or accrued, as appropriate. USF revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular’s designation as an Eligible Telecommunications Carrier in various states.

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

U.S. Cellular accounts for the sale of equipment to agents in accordance with EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-09”). This standard requires that equipment sales revenues be reduced by the anticipated rebates to be paid to the agents at the time the agent purchases the handsets rather than at the time the agent signs up a new customer or retains a current customer. Similarly, U.S. Cellular offers certain rebates to customers related to handset purchases; in accordance with EITF 01-09, the equipment sales revenue from a handset sale which includes such a rebate is recorded net of the rebate anticipated to be applied to the handset sale.

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

Under EITF Issue 00-21, Accounting for Multiple Element Arrangements, activation fees charged with the sale of equipment and service are allocated to the equipment and service based upon the relative fair values of each item. Due to the subsidy provided on customer handsets, this generally results in the recognition of the activation fee as additional handset revenue at the time of sale.

Advertising Costs

U.S. Cellular expenses advertising costs as incurred. Advertising costs totaled $208.6 million, $188.8 million and $161.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS. U.S. Cellular had a tax payable balance with TDS of $3.7 million as of December 31, 2006 and a tax receivable balance of $0.8 million as of December 31, 2005.

Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Both deferred tax assets and liabilities are measured using tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation

U.S. Cellular has established the following stock-based compensation plans: a long-term incentive plan, an employee stock purchase plan and a non-employee director compensation plan. Also, U.S. Cellular employees are eligible to participate in the Telephone and Data Systems, Inc. (TDS) employee stock purchase plan; TDS is U.S. Cellular’s parent organization. These plans are described more fully in Note 18 - Stock-Based Compensation. Prior to January 1, 2006, U.S. Cellular accounted for these plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Total stock-based employee compensation cost recognized in the Consolidated Statements of Operations under APB 25 was $6.2 million and $9.0 million for the years ended December 31, 2005 and 2004, primarily for restricted stock unit and deferred compensation stock unit awards. No compensation cost was recognized in the Consolidated Statements of Operations under APB 25 for stock option awards for the years ended December 31, 2005 and 2004. The employee stock purchase plans qualified as non-compensatory plans under APB 25; therefore, no compensation cost was recognized for these plans during the years ended December 31, 2005 and 2004.

Effective January 1, 2006, U.S. Cellular adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”), using the modified prospective transition method. In addition, U.S. Cellular applied the provisions of Staff Accounting Bulletin No. 107 (“SAB 107”), issued by the SEC in March 2005 in its adoption of SFAS 123(R). Under the modified prospective transition method, compensation cost recognized during the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

Under SFAS 123(R), the long-term incentive plan is considered a compensatory plan; therefore, recognition of compensation cost for grants made under this plan is required.

Under SFAS 123(R), the employee stock purchase plan is considered a compensatory plan; therefore, recognition of compensation cost for grants made under this plan is required.

Upon adoption of SFAS 123(R), U.S. Cellular elected to continue to value its share-based payment transactions using a Black-Scholes valuation model, which was previously used by U.S. Cellular for purposes of preparing the pro forma disclosures under SFAS 123. Under the provisions of SFAS 123(R), stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that is ultimately expected to vest. Accordingly, stock-based compensation cost recognized in 2006 has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. U.S. Cellular believes that its historical experience is the best estimate of future expected life. In U.S. Cellular’s pro forma information required under SFAS 123, U.S. Cellular also reduced stock-based compensation cost for estimated forfeitures. The expected life assumption was determined based on U.S. Cellular’s historical experience. For purposes of both SFAS 123 and SFAS 123(R), the expected volatility assumption was based on the historical volatility of U.S. Cellular’s common stock. The dividend yield assumption was zero because U.S. Cellular has never paid a dividend and has expressed its intention to retain all future earnings in the business. The risk-free interest rate assumption was determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the stock options.

Compensation cost for stock option awards granted after January 1, 2006 is recognized over the respective requisite service period of the awards, which is generally the vesting period, on a straight-line basis over the requisite service period for each separately vesting portion of the awards as if the awards were, in-substance, multiple awards (graded vesting attribution method), which is the same attribution method that was used by U.S. Cellular for purposes of its pro forma disclosures under SFAS 123.

Certain employees were eligible for retirement at the time that compensatory stock options and restricted stock units were granted to them. Under the terms of the U.S. Cellular option and restricted stock unit agreements, options and restricted stock units granted to retirement-eligible employees will vest fully upon their retirement if the employees have reached the age of 65. Prior to the adoption of SFAS 123(R), U.S. Cellular used the “nominal vesting method” to recognize the pro forma stock-based compensation cost related to options and restricted stock units awarded to retirement-eligible employees. This method does not take into account the effect of early vesting due to the retirement of eligible employees. Upon adoption of SFAS 123(R), U.S. Cellular adopted the “non-substantive vesting method”, which requires recognition of the cost of options and restricted stock units granted to retirement-eligible employees over the period from the date of grant to the date such employees reach age 65. If the non-substantive vesting method had been applied in prior periods, the effect on previously disclosed pro forma stock-based compensation cost would not have been material.

On March 7, 2006, the U.S. Cellular Compensation Committee approved amendments to stock option award agreements. The amendments modify current and future options to extend the exercise period until 30 days following: (i) the lifting of a “suspension” if options otherwise would expire or be forfeited during the suspension period; and (ii) the lifting of a blackout if options otherwise would expire or be forfeited during a blackout period. U.S. Cellular temporarily suspended issuances of shares under the 2005 Long Term Incentive Plan between March 17, 2006 and October 10, 2006 as a consequence of late SEC filings. U.S. Cellular became current with respect to its  periodic SEC filings upon the filing of its Form 10-Q for the quarter ended June 30, 2006, on October 10, 2006. As required under the provisions of SFAS 123(R), U.S. Cellular evaluated the impact of this plan modification and recognized Stock-Based compensation expense of $1.5 million in 2006 as a result of this modification.

Pension Plan

U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $7.8 million, $6.9 million and $5.5 million in 2006, 2005 and 2004, respectively.

Operating Leases

U.S. Cellular is a party to various lease agreements for office space, retail sites, cell sites and equipment that are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. U.S. Cellular accounts for certain operating leases that contain fixed rental increases by recognizing lease revenue and expense on a straight-line basis over the lease term in accordance with SFAS 13, as amended, and related pronouncements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes -an interpretation of FASB Statement No. 109 (“FIN 48”) in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (“SFAS 109”). The interpretation applies to all tax positions accounted for in accordance with SFAS 109 and requires a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. U.S. Cellular will adopt the provisions of FIN 48 effective January 1, 2007. Under FIN 48, U.S. Cellular will evaluate the tax uncertainty, assess the probability of the ultimate settlement with the applicable taxing authority and record an amount based on that assessment. U.S. Cellular had previously set up tax accruals, as needed, to cover its potential liability for income tax uncertainties pursuant to SFAS 5 Accounting for Contingencies (“SFAS 5”). The FASB has issued preliminary guidance in the form of a FASB staff position, regarding ultimate settlement of tax uncertainties. U.S. Cellular will use the preliminary guidance to determine the amount of its cumulative effect adjustment to be recognized upon adoption of FIN 48 effective January 1, 2007. As a result of the implementation of FIN 48, U.S. Cellular anticipates recognizing a cumulative effect adjustment as a reduction in Retained earnings of less than $5.0 million in the first quarter of 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosure related to the use of fair value measures in financial statements. SFAS 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS 157 establishes a fair value hierarchy, from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. The Statement is effective for U.S. Cellular’s 2008 financial statements; however, earlier application is encouraged. U.S. Cellular is currently reviewing the requirements of SFAS 157 and has not determined the impact, if any, on its financial position or results of operations.

In September 2006, FASB ratified Emerging Issues Task Force Issue No. 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider (“EITF 06-1”). This guidance requires the application of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (“EITF 01-9”), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end customer. EITF 01-9 requires the consideration given be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. EITF 06-1 is effective for U.S. Cellular’s 2008 financial statements. U.S. Cellular is currently reviewing the requirements of EITF-06-1 and has not yet determined the impact, if any, on its financial position or results of operations.

The Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), in September 2006. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (“rollover method”) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (“iron curtain method”). Reliance on one method or the other in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB 108 requires both methods to be used in evaluating materiality. SAB 108 became effective for U.S. Cellular’s financial statements for 2006 and subsequent periods.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 (“SFAS 159”), was issued in February 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for U.S. Cellular’s 2008 financial statements. U.S. Cellular is currently reviewing the requirements of SFAS 159 and has not yet determined the impact, if any, on its financial position or results of operations.

NOTE 2 GAIN (LOSS) ON INVESTMENTS

The following table summarizes the components of Gain (loss) on investments included in Investment and Other Income (Expense) in the Consolidated Statements of Operations.

Year Ended December 31,	2006	2005	2004
(Dollars in thousands)
Gain on sale of investments in unconsolidated entities	$70,427	$551	$27,933
Impairment of investments in unconsolidated entities	—	(6,754)	(2,142)
	$70,427	$(6,203)	$25,791

On October 3, 2006, U.S. Cellular completed the sale of its interest in Midwest Wireless and recorded a gain of $70.4 million. See Note 5—Acquisitions, Divestitures and Exchanges for more information on the disposition of Midwest Wireless.

In 2005, U.S. Cellular finalized the working capital adjustment related to the sale to ALLTEL of certain wireless interests on November 30, 2004. The working capital adjustment increased the total gain on investment from this transaction by $0.6 million. Also in 2005, U.S. Cellular reduced the carrying value of one of its equity method investments by $6.8 million to its underlying equity value based on a cash flow analysis.

In 2004, U.S. Cellular recorded a gain of $27.9 million related to the aforementioned ALLTEL transaction representing the excess of the cash received over the net book value of the minority investments sold. Also in 2004, U.S. Cellular recorded impairment losses of $1.8 million related to the Daytona license that was sold to MetroPCS in December 2004 and a loss of $0.3 million associated with buying out the former partner of the Daytona investment.

NOTE 3 INCOME TAXES

Income tax expense (benefit) charged to Income Before Income Taxes and Minority Interest is summarized as follows:

Year Ended December 31,	2006	2005	2004
(Dollars in thousands)
Current
Federal	$137,793	$16,817	$25
State	15,756	5,350	9,453
Deferred
Federal	(39,578)	71,192	42,466
State	6,633	2,497	7,102
Total income tax expense	$120,604	$95,856	$59,046

A reconciliation of U.S. Cellular’s income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular’s effective income tax expense rate is as follows:

Year Ended December 31,	2006		2005		2004
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense	$109.6	35.0%	$91.5	35.0%	$55.8	35.0%
State income taxes, net of federal benefit	14.2	4.5	7.5	2.8	8.7	5.4
Effects of minority share of income excluded from consolidated federal income tax return	(3.9)	(1.2)	(3.1)	(1.1)	(0.8)	(0.5)
Effects of gains (losses) on investments, sales of assets and impairment of assets	—	—	0.7	0.3	2.8	1.8
Resolution of prior period tax issues	(0.1)	—	0.9	0.3	(8.4)	(5.3)
Research tax credits	—	—	—	—	(0.5)	(0.3)
Deferred tax rate change(1)	—	—	—	—	(0.2)	(0.1)
Other	0.8	0.2	(1.6)	(0.6)	1.6	1.0
Effective income tax expense	$120.6	38.5%	$95.9	36.7%	$59.0	37.0%

(1)            Represents a reassessment of the rate at which U.S. Cellular provided for deferred taxes.

Net income for each of the three years ended December 31, 2006, includes gains and losses (reported in the captions Gain (loss) on investments, (Gain) loss on sales of assets, Loss on impairment of intangible assets and Fair value adjustments of derivative instruments in the Consolidated Statements of Operations) that significantly affected Income Before Income Taxes and Minority Interest.

During 2005, the Internal Revenue Service (“IRS”) completed its audit of U.S. Cellular’s federal income tax returns (through its parent company, TDS) for the tax years 1997 through 2001 and claims for research tax credits for the years 1995 through 2001. Primarily based on the results of the audit, U.S. Cellular decreased its accrual for audit contingencies by $8.4 million (5.3%) in 2004.

U.S. Cellular’s net current deferred income tax liability totaled $26.3 million at December 31, 2006. The 2006 net current deferred income tax liability primarily represented the deferred taxes on the current portion of marketable equity securities. U.S. Cellular’s net current deferred income tax assets totaled $8.2 million at December 31, 2005. The 2005 net current deferred income tax asset primarily represents the deferred income tax effects of the allowance for doubtful accounts on customer receivables.

U.S. Cellular’s noncurrent deferred income tax assets and liabilities at December 31, 2006 and 2005 and the temporary differences that gave rise to them are as follows:

December 31,	2006	2005
(Dollars in thousands)
Deferred Tax Asset
Net operating loss carryforward	$31,891	$30,381
Derivative instruments	—	9,475
Other	3,602	10,851
	35,493	50,707
Less valuation allowance	(17,274)	(15,606)
Total Deferred Tax Asset	18,219	35,101
Deferred Tax Liability
Property, plant and equipment	258,268	280,789
Licenses/Intangibles	256,471	233,753
Marketable equity securities	1,275	62,112
Partnership investments	103,740	105,533
Total Deferred Tax Liability	619,754	682,187
Net Deferred Income Tax Liability	$601,535	$647,086

At December 31, 2006, U.S. Cellular and certain subsidiaries had $603 million of state NOL carryforwards (generating a $27.6 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the losses. The state NOL carryforwards expire between 2007 and 2026. Certain subsidiaries which are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $4.3 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2007 and 2026. A valuation allowance was established for certain state NOL carryforwards, and the federal NOL carryforwards, since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

TDS’s consolidated federal income tax returns, which include U.S. Cellular, are routinely subject to examination by the Internal Revenue Service (“IRS”) and other tax authorities. U.S. Cellular periodically assesses the likelihood of adjustments to its tax liabilities resulting from these examinations to determine the adequacy of its provision for income taxes, including related interest. Management judgment is required in assessing the eventual outcome of these examinations. Changes to such assessments affect the calculation of U.S. Cellular’s income tax expense.

In June of 2006, the IRS commenced its audit of TDS’s 2002–2004 consolidated federal income tax returns, which include U.S. Cellular. After TDS filed its 2005 consolidated federal tax return in September 2006, the IRS added 2005 to the audit cycle. The audit of 2002–2005 is in its preliminary stages.

NOTE 4 EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using net income and weighted average common shares adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities include incremental shares issuable upon exercise of outstanding stock options and the vesting of restricted stock units.

The amounts used in computing Earnings per Common and Series A Common Share and the effect of potentially dilutive securities on the weighted average number of Common and Series A Common Shares is as follows:

Year Ended December 31,	2006	2005	2004
(Dollars and shares in thousands, except per share amounts)
Net income	$179,490	$154,951	$90,749
Weighted average number of shares used in basic earnings per share	87,346	86,775	86,244
Effect of Dilutive Securities:
Stock options and restricted stock units(1)	763	689	492
Weighted average number of shares used in diluted earnings per share	88,109	87,464	86,736
Basic Earnings per Share	$2.05	$1.79	$1.05
Diluted Earnings per Share	$2.04	$1.77	$1.05

(1)            Stock options convertible into 188,749 Common Shares in 2006, 171,117 Common Shares in 2005, and 910,477 Common Shares in 2004 were not included in computing diluted earnings per share because their effects were anti-dilutive.

NOTE 5 ACQUISITIONS, DIVESTITURES AND EXCHANGES

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those markets and wireless interests that are not strategic to its long-term success.

2006 Activity

Prior to October 3, 2006, U.S. Cellular owned approximately 14% of Midwest Wireless Communications, L.L.C., which interest was convertible into an interest of approximately 11% in Midwest Wireless Holdings, L.L.C., a privately-held wireless telecommunications company that controlled Midwest Wireless Communications. On November 18, 2005, ALLTEL Corporation (“ALLTEL”) announced that it had entered into a definitive agreement to acquire Midwest Wireless Holdings for $1.075 billion in cash, subject to certain conditions, including approval by the FCC, other governmental authorities and the holders of Midwest Wireless Holdings. These conditions were satisfied with the closing of this agreement on October 3, 2006. As a result of the sale, U.S. Cellular became entitled to receive approximately $106.0 million in cash in consideration with respect to its interest in Midwest Wireless Communications. Of this amount, $95.1 million was received on October 6, 2006; the remaining balance was held in escrow to secure true-up, indemnification and other adjustments and, subject to such adjustments, will be distributed in installments over a period of four to fifteen months following the closing. In the fourth quarter of 2006, U.S. Cellular recorded a gain of $70.4 million related to the sale of its interest in Midwest Wireless Communications. The gain recognized during the fourth quarter of 2006 includes $4.3 million received during the first four months of 2007 from the aforementioned escrow. In addition, U.S. Cellular owns 49% of an entity which, prior to October 3, 2006, owned approximately 2.9% of Midwest Wireless Holdings; U.S. Cellular accounts for that entity by the equity method. In the fourth quarter of 2006, U.S. Cellular recorded Equity in earnings of unconsolidated entities of $6.3 million and received a cash distribution of $6.5 million related to its ownership interest in that entity; such income and cash distribution were due primarily to the sale of the entity’s interest in Midwest Wireless Holdings to ALLTEL.

U.S. Cellular is a limited partner in Barat Wireless, L.P. (“Barat Wireless”), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 66. Barat Wireless was qualified to receive a 25% discount available to “very small businesses” which were defined as having average annual gross revenues of less than $15 million. At the conclusion of the auction on September 18, 2006, Barat Wireless was the high bidder with respect to 17 licenses and had bid $127.1 million, net of its discount. Although the bidding in Auction 66 ended on September 18, 2006, the FCC has not yet awarded the licenses to Barat Wireless, nor is there any prescribed timeframe for the FCC to review the qualifications of Barat Wireless and award the licenses.

Barat Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2006, U.S. Cellular had made capital contributions and advances to Barat Wireless and/or its general partner of $127.2 million. Barat Wireless used the funding to pay the FCC an initial deposit of $79.9 million on July 14, 2006 to allow it to participate in Auction 66. On October 18, 2006, Barat Wireless paid the balance due at the conclusion of the auction for the licenses with respect to which Barat Wireless was the high bidder; such balance due was $47.1 million. For financial reporting purposes, U.S. Cellular consolidates Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless, pursuant to the guidelines of FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46(R)”), as U.S. Cellular anticipates benefiting from or absorbing a majority of Barat Wireless’ expected gains or losses. Pending finalization of Barat Wireless’ permanent financing plan, and upon request by Barat Wireless, U.S. Cellular may agree to make additional capital contributions and advances to Barat Wireless and/or its general partner.

On April 21, 2006, U.S. Cellular purchased the remaining ownership interest in the Tennessee RSA No. 3 Limited Partnership, a wireless market operator in which it had previously owned a 16.7% interest, for approximately $19.0 million in cash, subject to a working capital adjustment. This acquisition increased investments in licenses, goodwill and customer lists by $5.5 million, $4.1 million and $2.0 million, respectively.

In aggregate, the 2006 acquisitions, divestitures and exchanges increased licenses by $132.7 million, goodwill by $4.1 million and customer lists by $2.0 million.

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

U.S. Cellular is a limited partner in Carroll Wireless, L.P. (“Carroll Wireless”), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 58. Carroll Wireless was qualified to bid on “closed licenses”—spectrum that was available only to companies included in the FCC definition of “entrepreneurs,” which are small businesses that have a limited amount of assets and revenues. In addition, Carroll Wireless bid on “open licenses” that were not subject to this restriction. With respect to these licenses, however, Carroll Wireless was qualified to receive a 25% discount available to “very small businesses” which were defined as having average annual gross revenues of less than $15 million. Carroll Wireless was a successful bidder for 17 licensed areas in Auction 58 which ended on February 15, 2005. The aggregate amount paid to the FCC for the 17 licenses was $129.9 million, net of all discounts to which Carroll Wireless was entitled. These 17 licensed areas cover portions of 12 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

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

Carroll Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2006, U.S. Cellular has made capital contributions and advances to Carroll Wireless and/or its general partner of $129.9 million to fund the amount paid to the FCC; $129.7 of this amount is included in Licenses in the Consolidated Balance Sheets as of December 31, 2006. U.S. Cellular consolidates Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless, for financial statement purposes, pursuant to the guidelines of FIN 46R, as U.S. Cellular anticipates benefiting from or absorbing a majority of Carroll Wireless’ expected gains or losses. Pending finalization of Carroll Wireless’ permanent financing plan, and upon request by Carroll Wireless, U.S. Cellular may make additional capital contributions and advances to Carroll Wireless and/or its general partner. In November 2005, U.S. Cellular approved additional funding of up to $1.4 million of which $0.1 million was provided to Carroll Wireless through December 31, 2006.

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

2004 Activity

On December 20, 2004, U.S. Cellular completed the sale of its Daytona Beach, Florida 20 megahertz C block personal communications service license to MetroPCS California/Florida, Inc. (“MetroPCS”) for $8.5 million. U.S. Cellular recorded impairment losses related to the Daytona license of $1.8 million in 2004; such losses were included in Gain (loss) on investments in the Consolidated Statements of Operations. Also included in Gain (loss) on investments in 2004 was a loss of $0.3 million associated with buying out the former partner of the Daytona investment.

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

On February 18, 2004, U.S. Cellular completed the sale of certain of its wireless properties in southern Texas to AT&T Wireless for $96.5 million in cash, including a working capital adjustment. The U.S. Cellular properties sold to AT&T Wireless included wireless assets and customers in six markets. An aggregate loss of $21.3 million (including a $22.0 million estimate of the loss on sales of assets in the fourth quarter of 2003 and a $0.7 million reduction of the loss in 2004), representing the difference between the carrying value of the markets sold to AT&T Wireless and the cash received in the transaction, was recorded in (Gain) loss on sales of assets in the Consolidated Statements of Operations.

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

Pro Forma Operations

Assuming the exchanges and acquisitions accounted for as purchases during the period January 1, 2005 to December 31, 2006, had taken place on January 1, 2005; unaudited pro forma results of operations would have been as follows:

Year Ended December 31,	2006	2005
(Unaudited, dollars in thousands, except per share amounts)
Service revenues	$3,217,358	$2,819,075
Equipment sales revenues	258,971	203,314
Interest expense (including cost to finance acquisitions)	93,876	85,550
Net income	173,244	137,728
Earnings per share—basic	1.98	1.59
Earnings per share—diluted	$1.97	$1.57

NOTE 6 LICENSES AND GOODWILL

Changes in U.S. Cellular’s licenses and goodwill are primarily the result of acquisitions, divestitures and impairments of its licenses and wireless markets. See Note 5—Acquisitions, Divestitures and Exchanges for information regarding purchase and sale transactions which affected licenses and goodwill.

A schedule of activity in Licenses follows:

Year Ended December 31,	2006	2005
(Dollars in thousands)
Balance, beginning of year	$1,362,263	$1,228,801
Acquisitions(1)	132,674	155,407
Divestitures	—	(21,945)
Other	(610)	—
Balance, end of year	$1,494,327	$1,362,263

(1)            In 2006, includes $127,140 representing deposits made to the FCC for licenses with respect to which Barat Wireless was the high bidder in Auction 66. See Note 5—Acquisitions, Divestitures and Exchanges for more information related to Barat Wireless.

A schedule of activity in Goodwill follows:

Year Ended December 31,	2006	2005
(Dollars in thousands)
Balance, beginning of year	$481,235	$454,830
Additions	4,118	31,119
Divestitures	—	(2,967)
Other	99	(1,747)
Balance, end of year	$485,452	$481,235

NOTE 7 CUSTOMER LISTS

Customer lists, which are intangible assets resulting from  acquisitions of wireless markets, are amortized based on average customer retention periods using the double declining balance method in the first year, switching to the straight-line method over the remaining estimated life. The acquisition of certain consolidated and minority interests in 2006 and 2005 added $2.0 million and $32.7 million, respectively, to the gross balance of customer lists. Amortization expense was $23.5 million, $10.0 million and $12.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. Amortization expense related to customer list assets is expected to be $9.8 million, $7.2 million, $5.4 million, $3.7 million and $0.1 million, respectively, for the years 2007 through 2011.

NOTE 8 MARKETABLE EQUITY SECURITIES

Information regarding U.S. Cellular’s marketable equity securities is summarized as follows:

December 31,	2006	2005
(Dollars in thousands)
Marketable Equity Securities—Current Assets
Vodafone Group Plc 8,964,698 and 0 American Depositary Receipts, respectively	$249,039	$—
Marketable Equity Securities—Investments
Vodafone Group Plc 0 and 10,245,370 American Depositary Receipts, respectively	—	219,968
Rural Cellular Corporation 370,882 Common Shares	4,873	5,419
Total aggregate fair value	253,912	225,387
Accounting cost basis	131,512	160,161
Gross unrealized holding gains	122,400	65,226
Deferred income tax liability	(44,855)	(23,939)
Net unrealized holding gains	77,545	41,287
Derivative instruments, net of tax	2,837	2,835
Accumulated other comprehensive income	$80,382	$44,122

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

The forward contracts related to the Vodafone American Depositary Receipts (“ADRs”) mature in May 2007. Accordingly, the Vodafone ADRs are classified as Current Assets and the related forward contracts and derivative liability are classified as Current Liabilities in the Consolidated Balance Sheets at December 31, 2006.

At an Extraordinary General Meeting held on July 25, 2006, shareholders of Vodafone approved a Special Distribution of £0.15 per share (£1.50 per ADR) and a Share Consolidation under which every 8 ADRs of Vodafone were consolidated into 7 ADRs. As a result of the Special Distribution which was paid on August 18, 2006, U.S. Cellular received approximately $28.6 million in cash; this amount, representing a return of capital for financial statement purposes, was recorded as a reduction in the accounting cost basis of the marketable equity securities. Also, as a result of the Share Consolidation which was effective on July 28, 2006, U.S. Cellular’s previous 10,245,370 Vodafone ADRs were consolidated into 8,964,698 Vodafone ADRs.

Pursuant to terms of the Vodafone forward contracts, the Vodafone contract collars were adjusted and substitution payments were made to reflect the Special Distribution and the Share Consolidation. After adjustment, the collars had downside limits (floor) ranging from $17.22 to $18.37 and upside potentials (ceiling) ranging from $17.22 to $19.11. In the case of one forward contract, U.S. Cellular made a dividend substitution payment in the amount of $0.2 million to the counterparty in lieu of further adjustments to the collars of such forward contract. The dividend substitution payment was recorded in Other expense, net in the Consolidated Statements of Operations.

NOTE 9 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

December 31,	2006	2005
(Dollars in thousands)
Equity method investments:
Capital contributions, loans and advances	$19,190	$22,510
Goodwill	966	6,319
Cumulative share of income	494,372	438,990
Cumulative share of distributions	(366,095)	(297,618)
	148,433	170,201
Cost method investments	1,892	1,892
Total investments in unconsolidated entities	$150,325	$172,093

Equity in earnings of unconsolidated entities totaled $93.1 million, $66.7 million and $64.2 million in 2006, 2005 and 2004, respectively. Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments. At December 31, 2006, $149.3 million represented the investment in underlying equity and $1.0 million represented goodwill. At December 31, 2005, $165.8 million represented the investment in underlying equity and $6.3 million represented goodwill.

In 2005, U.S. Cellular reduced the carrying value of one of its equity method investments by $6.8 million, to its estimated fair value. This charge was included in Gain (loss) on investments on the Consolidated Statements of Operations. See Note 5—Acquisitions, Divestitures and Exchanges for additional information related to this transaction.

U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership meets certain “significance” tests pursuant to Rule 3-09 of SEC Regulation S-X, contributing $62.3 million, $52.2 million and $41.8 million in equity in earnings of unconsolidated entities in 2006, 2005 and 2004, respectively. U.S. Cellular’s significant investments in unconsolidated entities consist of the following:

	Percentage Ownership
December 31,	2006	2005
Los Angeles SMSA Limited Partnership	5.5%	5.5%
Midwest Wireless Communications, L.L.C.(1)	—	14.2%
North Carolina RSA 1 Partnership	50.0%	50.0%
Oklahoma City SMSA Limited Partnership	14.6%	14.6%

(1)            In addition, U.S. Cellular owned a 49% interest in an entity which owned an interest of approximately 2.9% in Midwest Wireless Holdings, L.L.C., the parent company of Midwest Wireless Communications, L.L.C. See Note 5—Acquisitions, Divestitures and Exchanges for information about the disposition of this interest.

Based primarily on data furnished to U.S. Cellular by third parties, the following summarizes the combined assets, liabilities and equity, and the combined results of operations, of U.S. Cellular’s equity method investments:

December 31,	2006	2005
(Dollars in thousands)
Assets
Current	$476,000	$364,000
Due from affiliates	387,000	447,000
Property and other	1,967,000	1,879,000
	$2,830,000	$2,690,000
Liabilities and Equity
Current liabilities	$261,000	$232,000
Deferred credits	99,000	103,000
Long-term debt	12,000	10,000
Long-term capital lease obligations	45,000	39,000
Partners’ capital and shareholders’ equity	$2,413,000	$2,306,000
	$2,830,000	$2,690,000

Year Ended December 31,	2006	2005	2004
(Dollars in thousands)
Results of Operations
Revenues	$4,193,000	$3,449,000	$3,071,000
Operating expenses	2,903,000	2,413,000	2,178,000
Operating income	1,290,000	1,036,000	893,000
Other income, net	54,000	24,000	39,000
Net income	$1,344,000	$1,060,000	$932,000

NOTE 10 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, net of accumulated depreciation, consists of:

December 31,	2006	2005
(Dollars in thousands)
Cell site-related equipment	$2,329,898	$2,156,773
Land, buildings and leasehold improvements	1,002,994	873,304
Switching-related equipment	757,183	675,053
Office furniture and equipment	412,914	361,647
Other operating equipment	285,009	229,176
System Development	238,347	226,864
Work in process	94,649	92,417
	5,120,994	4,615,234
Accumulated depreciation	(2,492,146)	(2,062,205)
	$2,628,848	$2,553,029

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

Depreciation expense totaled $516.6 million, $465.1 million and $454.7 million in 2006, 2005 and 2004, respectively. Amortization expense on system development costs totaled $27.9 million, $29.4 million and $30.3 million in 2006, 2005 and 2004, respectively.

In 2006, disposal of assets, trade-ins of older assets for replacement assets and write-offs of Time Division Multiple Access (“TDMA”) equipment totaled $19.6 million.

In 2005 and 2004, certain TDMA digital radio equipment was taken out of service and written down by $5.1 million and $17.2 million, respectively, increasing depreciation expense accordingly. These writedowns were necessary to reduce the book value of the assets sold or to be sold to the proceeds received or expected to be received from their disposition.

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

NOTE 11 ASSET RETIREMENT OBLIGATIONS

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

During the third quarter of 2006, U.S. Cellular reviewed the assumptions related to its asset retirement obligations and, as a result of the review, revised certain of those assumptions. Estimated retirement obligations for cell sites were revised to reflect higher estimated costs for removal of radio and power equipment, and estimated retirement obligations for retail stores were revised to reflect a shift to larger stores and slightly higher estimated costs for removal of fixtures. These changes are reflected in “Revision in estimated cash flows” below.

The change in Asset retirement obligation during 2006 and 2005 was as follows:

(Dollars in thousands)	2006	2005
Beginning balance	$90,224	$72,575
Additional liabilities accrued	15,697	7,920
Revision in estimated cash flows	13,415	—
Acquisition of assets	1,237	5,461
Disposition of assets	(164)	(2,032)
Accretion expense	7,230	6,300
Ending balance	$127,639	$90,224

NOTE 12 NOTES PAYABLE

U.S. Cellular has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase common shares. Proceeds from the sale of long-term debt from time to time have been used to reduce such short-term debt. Proceeds from the sale of non-strategic wireless and other investments from time to time also have been used to reduce short-term debt.

U.S. Cellular has a $700 million revolving credit facility available for general corporate purposes. At December 31, 2006, outstanding borrowings and letters of credit were $35.0 million and $0.4 million, respectively, leaving $664.6 million available for use. Borrowings under the revolving credit facility bear interest at the London InterBank Offered Rate (“LIBOR”) plus a contractual spread based on U.S. Cellular’s credit rating. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2006, the one month LIBOR was 5.32% and the contractual spread was 60 basis points. If U.S. Cellular provides less than two days’ notice of intent to borrow, the related borrowings bear interest at the prime rate less 50 basis points (the prime rate was 8.25% at December 31, 2006). In 2006, U.S. Cellular paid fees at an aggregate annual rate of 0.33% of the total facility. These fees totaled $2.3 million in 2006, $1.0 million in 2005 and $1.5 million in 2004. The credit facility expires in December 2009.

Information concerning notes payable is shown in the table that follows.

Year Ended December 31,	2006	2005
(Dollars in thousands)
Balance at end of year	$35,000	$135,000
Weighted average interest rate at end of year	5.96%	5.00%
Maximum amount outstanding during the year	$170,000	$135,000
Average amount outstanding during the year(1)	91,250	45,000
Weighted average interest rate during the year(1)	5.68%	4.00%

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

U.S. Cellular’s interest cost on its revolving credit facility would increase if its current credit ratings from either Standard & Poor’s Rating Service (“Standard & Poor’s”) or Moody’s Investor Service (“Moody’s”) were lowered. However, the credit facility would not cease to be available or accelerate solely as a result of a decline in its credit rating. A downgrade in U.S. Cellular’s credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future. U.S. Cellular’s credit ratings as of the dates indicated, are as follows:

Moody’s (Issued November 10, 2005)	Baa3	—	under review for possible further
downgrade
Standard & Poor’s (Issued February 13, 2007)	BBB-	—	on credit watch with negative
implications
Fitch Ratings (Issued November 10, 2005)	BBB+	—	on ratings watch negative

U.S. Cellular’s credit ratings may be changed at any time and such ratings should not be assumed to be accurate as of any future date.

On October 26, 2006, Standard & Poor’s lowered its credit ratings on U.S. Cellular to BBB+ from A-. The outlook was stable. On November 7, 2006, Standard & Poor’s lowered its credit ratings on U.S. Cellular to BBB from BBB+. The ratings were placed on credit watch with negative implications. On February 13, 2007, Standard & Poor’s lowered its credit rating on U.S. Cellular to BBB- from BBB. The ratings remain on credit watch with negative implications.

The maturity dates of borrowings under U.S. Cellular’s revolving credit facility would accelerate in the event of a change in control.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and represent certain matters at the time of each borrowing. On November 10, 2005 and November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late in filing certain SEC filings. The restatements and late filings resulted in defaults under the revolving credit agreement. U.S. Cellular was not in violation of any covenants that require it to maintain certain financial ratios. U.S. Cellular did not fail to make any scheduled payments under such credit agreement. U.S. Cellular received waivers from the lenders associated with the credit agreement, under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements and late filings. The waivers require the Form 10-K for the year ended December 31, 2006 to be filed by June 30, 2007 and the Form 10-Q for the quarter ended March 31, 2007 to filed within 45 days after the filing of the Form 10-K for the year ended December 31, 2006.

NOTE 13 LONG-TERM DEBT

Long-term debt is as follows:

December 31,	2006	2005
(Dollars in thousands)
6.7% senior notes maturing in 2033	$544,000	$544,000
Unamortized discount	(12,161)	(12,615)
	531,839	531,385
7.5% senior notes, maturing in 2034	330,000	330,000
8.75% senior notes, maturing in 2032	130,000	130,000
Other 9.0% due in 2009	10,000	10,000
Total long-term debt	$1,001,839	$1,001,385

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

In December 2003, U.S. Cellular issued $444 million of 6.7% senior notes due December 15, 2033, priced to yield 6.83% to maturity. Interest is paid semi-annually. U.S. Cellular may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points. The proceeds were used to repay a portion of amounts outstanding under the revolving credit facility.

U.S. Cellular’s $130 million of 8.75% senior notes are due November 7, 2032. Interest is paid quarterly. U.S. Cellular may redeem the notes beginning in 2007 at the principal amount plus accrued interest.

General

The covenants of long-term debt obligations of U.S. Cellular, among other things, restrict its subsidiaries’ ability, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions; and sell, consolidate, or merge assets.

The late filing of U.S. Cellular’s Form 10-Q for the quarterly period ended September 30, 2006 and Form 10-K for the year ended December 31, 2006, and the failure to deliver such Form 10-Q and Form 10-K to the trustees of the U.S. Cellular debt indentures on a timely basis, resulted in non-compliance under such debt indentures. However, this non-compliance did not result in an event of default or a default. U.S. Cellular believes that such non-compliance was cured upon the filing of the Form 10-Q on February 23, 2007 and this Form 10-K. U.S. Cellular has not failed to make and does not expect to fail to make any scheduled payment of principal or interest under such indenture.

The annual requirements for principal payments on long-term debt over the next five years, excluding the forward contracts, are $10.0 million in 2009. No payments are required in the years 2007, 2008, 2010 and 2011.

Forward Contracts

A subsidiary of U.S. Cellular has prepaid forward contracts with counterparties in connection with its 8,964,698 Vodafone Group Plc American Depositary Receipts (“Vodafone ADRs”). The $159.9 million principal amount of the forward contracts is accounted for as a loan. The prepaid forward contracts contain embedded collars that are bifurcated and receive separate accounting treatment in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133”). The Vodafone securities are pledged as collateral for the forward contracts.

The forward contracts related to the Vodafone ADRs mature in May 2007. Accordingly, the Vodafone ADRs are classified as Current Assets and the related forward contracts and derivative liability are classified as Current Liabilities in the Consolidated Balance Sheets at December 31, 2006. The forward contracts require quarterly interest payments at the LIBOR rate plus 50 basis points (the three-month LIBOR rate was 5.36% at December 31, 2006).

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

Under the terms of the forward contracts, a subsidiary of U.S. Cellular continues to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature May 2007 and, at U.S. Cellular’s option, may be settled in shares of the security or in cash, pursuant to formulas that “collar” the price of the shares. The collars effectively reduce U.S. Cellular’s downside limit and upside potential on the contracted shares. The collars typically are adjusted contractually for any changes in dividends on the underlying shares. If the dividend increases, the collar’s upside potential typically is reduced. If the dividend decreases, the collar’s upside potential typically is increased. If U.S. Cellular elects to settle in shares, it will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities and the net amount realized through maturity. If U.S. Cellular elects to settle in cash, it will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula. U.S. Cellular has provided guarantees to the counterparties which provide assurance that all principal and interest amounts will be paid by its consolidated subsidiaries upon settlement of the contracts.

U.S. Cellular is required to comply with certain covenants under the forward contracts. On November 10, 2005 and November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late in certain SEC filings. The restatements and late filings resulted in defaults under the forward contracts. U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios. U.S. Cellular did not fail to make any scheduled payments under such forward contracts. U.S. Cellular received waivers from the counterparty associated with the forward contracts, under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatements and late filings. The waivers require the Form 10-K for the year ended December 31, 2006 to be filed by June 30, 2007 and the Form 10-Q for the quarter ended March 31, 2007 to filed within 45 days after the filing of the Form 10-K for the year ended December 31, 2006.

NOTE 14 FINANCIAL INSTRUMENTS AND DERIVATIVES

Financial instruments are as follows:

December 31,	2006		2005
(Dollars in thousands)	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$35,488	$35,488	$29,003	$29,003
Notes payable	35,000	35,000	135,000	135,000
Long-term debt	1,001,839	1,005,332	1,001,385	1,014,257
Forward contracts	$159,856	$159,856	$159,856	$159,856

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

Derivatives

U.S. Cellular has forward contracts in connection with its 8,964,698 Vodafone American Depositary Receipts. The principal amount of the forward contracts is accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments. The forward contracts reduce the downside limit to a range of $17.22 to $18.37 per share and upside potential to a range of $17.22 to $19.11 per share.

The forward contracts for the forecasted transactions and hedged items are recorded as assets or liabilities on the Consolidated Balance Sheets at their fair value. The fair value of the derivative instruments is determined using the Black-Scholes model.

From inception until September 2002, the forward contracts were originally designated as cash flow hedges, where changes in the fair value of the forward contracts are recognized in Accumulated other comprehensive income until they are recognized in earnings when the forward contract is settled. However, U.S. Cellular did not de-designate, re-designate, and assess hedge effectiveness when the embedded collars were contractually adjusted for differences between the actual and assumed dividend rate. Consequently, U.S. Cellular concluded that, after the initial contractual adjustment in the embedded collars, the hedges no longer qualify for cash flow hedge accounting and are accounted for as derivative instruments that do not qualify for cash flow hedge accounting. The changes in fair value of the embedded collars are recorded in the Consolidated Statements of Operations.

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

U.S. Cellular reported a derivative liability of $88.8 million and $25.8 million at December 31, 2006 and 2005, respectively. These amounts are included in Derivative liability in the Consolidated Balance Sheets.

Fair value adjustment of derivative instruments totaled a loss of $63.0 million in 2006, a gain of $45.0 million in 2005 and a loss of $15.1 million in 2004. Fair value adjustment of derivative instruments reflects the change in the fair value of the bifurcated embedded collars within the forward contracts related to the Vodafone marketable equity securities not designated as a hedge. The accounting for the embedded collars as derivative instruments not designated in a hedging relationship results in increased volatility in the results of operations, as fluctuations in the market price of the underlying marketable equity securities result in changes in the fair value of the embedded collars being recorded in the Consolidated Statements of Operations.

NOTE 15 COMMITMENTS AND CONTINGENCIES

Contingent obligations, including indemnities, litigation and other possible commitments are accounted for in accordance with SFAS 5, which requires that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, those contingencies that are deemed to be probable and where the amount of the loss is reasonably estimable are accrued in the financial statements. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been or will be incurred, even if the amount is not estimable. The assessment of contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of the accruals and related financial statement disclosure. The ultimate settlement of contingencies may impact the statement of operations, financial position and statement of cash flows.

Lease Commitments

U.S. Cellular is a party to various lease agreements, both as lessee and lessor, for office space, retail sites, cell sites and equipment, which are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured are included in determining the lease term. Any rent abatements or lease incentives, in addition to fixed rental increases, are included in the calculation of rent expense and calculated on a straight-line basis over the defined lease term.

U.S. Cellular accounts for certain lease agreements as capital leases. The short- and long-term portions of capital lease obligations totaled $0.5 million and $1.7 million, respectively, as of December 31, 2006 and $0.2 million and $1.5 million, respectively, as of December 31, 2005. The short- and long-term portions of capital lease obligations are included in Other current liabilities and Other deferred liabilities and credits, respectively, in U.S. Cellular’s Consolidated Balance Sheets.

Future minimum rental payments required under operating and capital leases and rental receipts expected under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2006 are as follows:

	Operating Leases–	Operating Leases–	Capital Leases–
	Future Minimum	Future Minimum	Future Minimum
	Rental Payments	Rental Receipts	Rental Payments
(Dollars in thousands)
2007	$100,918	$19,482	$581
2008	89,087	17,975	586
2009	74,226	15,648	293
2010	60,520	10,671	200
2011	45,895	4,896	206
Thereafter	348,254	1,981	1,622
Total Minimum Lease Payments	$718,900	$70,653	3,488
Less: Amounts representing interest			(1,290)
Present value of minimum lease payments			2,198
Less: Current portion of obligations under capital leases			(509)
Long-term portion of obligations under capital leases			$1,689

Rent expense totaled $116.1 million, $105.8 million and $92.5 million in 2006, 2005 and 2004, respectively. Rent revenue totaled $24.1 million, $15.4 million and $12.0 million in 2006, 2005 and 2004, respectively.

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

NOTE 16 MINORITY INTEREST IN SUBSIDIARIES

Under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, (“SFAS 150”) certain minority interests in consolidated entities with finite lives may meet the standard’s definition of a mandatorily redeemable financial instrument and thus require reclassification as liabilities and remeasurement at the estimated amount of cash that would be due and payable to settle such minority interests under the applicable entity’s organization agreement, assuming an orderly liquidation of the finite-lived entity, net of estimated liquidation costs (the “settlement value”). U.S. Cellular’s consolidated financial statements include minority interests that meet the standard’s definition of mandatorily redeemable financial instruments. These mandatorily redeemable minority interests represent interests held by third parties in consolidated partnerships and limited liability companies (“L.L.C.s”), where the terms of the underlying partnership or L.L.C. agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the minority interest holders and U.S. Cellular in accordance with the respective partnership and L.L.C. agreements. The termination dates of U.S. Cellular’s mandatorily redeemable minority interests range from 2042 to 2105.

The settlement value of U.S. Cellular’s mandatorily redeemable minority interests was estimated to be $184.9 million at December 31, 2006 and $151.7 million at December 31, 2005. This represents the estimated amount of cash that would be due and payable to settle minority interests assuming an orderly liquidation of the finite-lived consolidated partnerships and L.L.C.s on December 31, 2006 and 2005, net of estimated liquidation costs. This amount is being disclosed pursuant to the requirements of FASB Staff Position (“FSP”) No. FAS 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under SFAS 150. U.S. Cellular has no current plans or intentions to liquidate any of the related partnerships or L.L.C.s prior to their scheduled termination dates. The corresponding carrying value of the minority interests in finite-lived consolidated partnerships and L.L.C.s at December 31, 2006 and 2005 was $37.4 million and $42.2 million, respectively, and is included in Minority Interest on the Consolidated Balance Sheets. The excess of the aggregate settlement value over the aggregate carrying value of the mandatorily redeemable minority interests of $147.5 million and $109.5 million, respectively, was primarily due to the unrecognized appreciation of the minority interest holders’ share of the underlying net assets in the consolidated partnerships and L.L.C.s. Neither the minority interest holders’ share, nor U.S. Cellular’s share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements under U.S. GAAP. The estimate of settlement value was based on certain factors and assumptions. A change in those factors and assumptions could result in a materially larger or smaller settlement amount.

NOTE 17 COMMON SHAREHOLDERS’ EQUITY

Employee Benefit Plans

The following table summarizes Common Shares issued, including reissued Treasury Shares, for the employee benefit plans:

Year Ended December 31,	2006	2005
Employee stock options and awards	629,000	739,000
Employee Stock Purchase Plan	4,000	20,000
	633,000	759,000

Tax-Deferred Savings Plan

U.S. Cellular has reserved 67,000 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a U.S. Cellular Common Share fund, a TDS Common Share fund, a TDS Special Common Share fund, or certain unaffiliated funds.

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2006, a majority of U.S. Cellular’s Common Shares and all of U.S. Cellular’s outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

The Board of Directors of U.S. Cellular has authorized the repurchase of a limited amount of U.S. Cellular Common Shares on a quarterly basis, primarily for use in employee benefit plans. This authorization does not have an expiration date.

In 2006 and 2005, no U.S. Cellular Common Shares were repurchased and 633,000 and 754,000 treasury shares, respectively, were issued pursuant to certain employee and non-employee benefit plans. In 2004, U.S. Cellular repurchased 91,700 U.S. Cellular Common Shares for an aggregate purchase price of $3.9 million, representing an average per share price of $42.62 including commissions. A total of 275,000 treasury shares were reissued in 2004 pursuant to certain employee and non-employee benefit plans.

On March 6, 2007, the Board of Directors of U.S. Cellular authorized the repurchase of up to 500,000 Common Shares of U.S. Cellular from time to time through open market purchases, block transactions, private transactions or other methods. This authorization will expire on March 6, 2010. This authorization is in addition to U.S. Cellular’s existing limited share repurchase authorization discussed above.

Accumulated Other Comprehensive Income

The cumulative balance of unrealized gains and (losses) on securities and derivative instruments and related income tax effects included in Accumulated other comprehensive income are as follows:

Year Ended December 31,	2006	2005
(Dollars in thousands)
Marketable Equity Securities
Balance, beginning of year	$41,287	$77,573
Add (deduct):
Unrealized gains (losses) on marketable equity securities	57,176	(57,442)
Deferred income tax (expense) benefit	(20,918)	21,156
Net change in unrealized gains (losses) on marketable equity security in comprehensive income	36,258	(36,286)
Balance, end of year	$77,545	$41,287
Derivative Instruments
Balance, beginning of year	$2,835	$2,832
Add (deduct):
Deferred income tax (expense) benefit	2	3
Net change in unrealized gains (losses) on derivative instruments included in comprehensive income	2	3
Balance, end of year	$2,837	$2,835
Accumulated Other Comprehensive Income
Balance, beginning of year	$44,122	$80,405
Net change in marketable equity security	36,258	(36,286)
Net change in derivative instruments	2	3
Net change in unrealized gains (losses) included in comprehensive income	36,260	(36,283)
Balance, end of year	$80,382	$44,122

NOTE 18 STOCK-BASED COMPENSATION

U.S. Cellular has established the following stock-based compensation plans: a long-term incentive plan, an employee stock purchase plan, and a non-employee director compensation plan.

Under the U.S. Cellular 2005 Long-Term Incentive Plan, U.S. Cellular may grant fixed and performance-based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2006, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

At December 31, 2006, U.S. Cellular had reserved 4,890,000 Common Shares for equity awards granted and to be granted under the long-term incentive plan, and also had reserved 106,000 Common Shares for issuance to employees under an employee stock purchase plan. The maximum number of U.S. Cellular Common Shares that may be issued to employees under all stock-based compensation plans in effect at December 31, 2006 was 4,996,000 shares. U.S. Cellular currently utilizes treasury stock to satisfy stock option exercises, issuances under its employee stock purchase plan, restricted stock unit awards and deferred compensation stock unit awards.

U.S. Cellular also has established a Non-Employee Director Compensation Plan under which it has reserved 3,800 Common shares of U.S. Cellular stock for issuance as compensation to members of the board of directors who are not employees of U.S. Cellular or TDS.

On March 7, 2006, the U.S. Cellular Compensation Committee approved amendments to stock option award agreements. The amendments modify current and future options to extend the exercise period until 30 days following (i) the lifting of a “suspension” if options otherwise would expire or be forfeited during the suspension period and (ii) the lifting of a blackout if options otherwise would expire or be forfeited during a blackout period. U.S. Cellular temporarily suspended issuances of shares under the 2005 Long Term Incentive Plan between March 17, 2006 and October 10, 2006 as a consequence of late SEC filings. As required under the provisions of SFAS 123(R), U.S. Cellular evaluated the impact of this plan modification and recognized $1.5 million in stock-based compensation expense in the year ended December 31, 2006, as a result of this modification.

Long-Term Incentive Plan—Stock   Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over periods up to four years from the date of grant. Stock options outstanding at December 31, 2006 expire between 2007 and 2016. However, vested stock options typically expire 30 days after the effective date of an employee’s termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of the option generally equals the market value of U.S. Cellular Common Shares on the date of grant.

U.S. Cellular granted 559,000, 760,000 and 796,000 stock options during the years ended December 31, 2006, 2005 and 2004, respectively. U.S. Cellular estimates the fair value of stock options granted using the Black-Scholes valuation model. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service period, which is generally the vesting period, for each separately vesting portion of the awards as if the awards were, in-substance, multiple awards, which is the same attribution method that was used by U.S. Cellular for purposes of its pro forma disclosures under SFAS 123. U.S. Cellular used the assumptions shown in the table below in valuing the options granted in 2006, 2005 and 2004:

	2006	2005	2004
Expected Life	3.0 Years	3.0 Years	6.6 Years
Expected Volatility	23.5%—25.2%	36.5%	36.0%
Dividend Yield	0%	0%	0%
Risk-free Interest Rate	4.5%—4.7%	3.9%	3.6%
Estimated Annual Forfeiture Rate	4.4%	4.3%	3.0%

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) at December 31, 2006 and changes during the year then ended is presented in the table below:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Grant Date	Aggregate
	Options	Prices	Fair value	Intrinsic Value
Stock options:
Outstanding at December 31, 2003	2,528,000	$33.87
(496,000 exercisable)
Granted	796,000	37.46	$16.27
Exercised	(220,000)	27.26		$3,144,000
Forfeited	(208,000)	30.77
Expired	(40,000)	43.69
Outstanding at December 31, 2004	2,856,000	$35.44
(833,000 exercisable)
Granted	760,000	45.68	$13.38
Exercised	(693,000)	33.10		$11,511,000
Forfeited	(185,000)	37.98
Expired	(37,000)	47.44
Outstanding at December 31, 2005	2,701,000	$38.80
(885,000 exercisable)
Granted	559,000	59.52	$14.07
Exercised	(546,000)	34.55		$14,324,000
Forfeited	(140,000)	41.50
Expired	(3,000)	40.90
Outstanding at December 31, 2006	2,571,000	$44.07		$65,657,000
(1,430,000 exercisable)				$39,244,000

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$23.61-$36.99	623,000	6.3	$25.96	433,000	N/A	$25.33
$37.00-$49.99	1,209,000	7.3	$42.87	658,000	N/A	$42.30
$50.00-$75.00	739,000	7.8	$61.25	339,000	N/A	$63.31
	2,571,000	7.2	$44.07	1,430,000	6.4	$42.15

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between U.S. Cellular’s closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2006. U.S. Cellular received $19.0 million in cash from the exercise of stock options during the year ended December 31, 2006.

A summary of U.S. Cellular nonvested stock options at December 31, 2006 and changes during the year then ended is presented in the table that follows:

		Weighted Average
	Number of	Fair Values of
	Stock Options	Stock Options
Nonvested at December 31, 2005	1,816,000	$14.19
Granted	559,000	14.07
Vested	(1,094,000)	14.28
Forfeited	(140,000)	14.53
Nonvested at December 31, 2006	1,141,000	$14.06

Long-Term Incentive Plan—Restricted Stock Units—U.S. Cellular grants restricted stock unit awards, which generally vest after three years, to key employees.

U.S. Cellular estimates the fair value of restricted stock units based on the closing market price of U.S. Cellular shares on the date of grant, which is not adjusted for any dividends foregone during the vesting period because U.S. Cellular has never paid a dividend and has expressed its intention to retain all future earnings in the business. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Awards granted under this plan prior to 2005 were classified as liability awards due to a plan provision which allowed participants to elect tax withholding in excess of minimum statutory tax rates. In 2005, this provision was removed from the plan and, thus, awards after 2005 have been classified as equity awards (except for awards that may be settled in stock or cash at the option of the recipient, which are classified as liability awards).

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2006 and changes during the year then ended is presented in the tables that follow:

Liability Classified Awards

		Weighted Average
		Grant-Date
	Number of	Fair Values of
	Restricted Stock Units	Restricted Stock Units
Nonvested at December 31, 2005	193,000	$30.71
Granted	3,000	59.43
Vested	(131,000)	27.53
Forfeited	(8,000)	37.47
Nonvested at December 31, 2006	57,000	$38.65

Equity Classified Awards

		Weighted Average
		Grant-Date
	Number of	Fair Values of
	Restricted Stock Units	Restricted Stock Units
Nonvested at December 31, 2005	189,000	$45.63
Granted	126,000	59.43
Vested	—	—
Forfeited	(27,000)	45.96
Nonvested at December 31, 2006	288,000	$51.54

The total fair values of liability classified restricted stock units that vested during the years ended December 31, 2006, 2005 and 2004 were $7,620,000, $2,936,000 and $1,597,000, respectively. No equity classified restricted stock units vested during those years.

Long-Term Incentive Plan—Deferred Compensation Stock Units—Certain U.S. Cellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in U.S. Cellular Common Share stock units. Upon distribution of such stock units, participants will receive U.S. Cellular Common Shares. The amount of U.S. Cellular’s matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in U.S. Cellular Common Share stock units. The matching contribution stock units vest ratably at a rate of one-third per year over three years. Upon vesting and distribution of such matching contribution stock units, participants will receive U.S. Cellular Common Shares.

U.S. Cellular estimates the fair value of deferred compensation matching contribution stock units based on the closing market price of U.S. Cellular Common Shares on the date of match. The fair value of such matching contribution stock units is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular nonvested deferred compensation stock units at December 31, 2006 and changes during the year then ended is presented in the table below:

Deferred Compensation Awards

		Weighted Average Grant-Date
	Number of	Fair Values
	Stock Units	of Stock Units
Nonvested at December 31, 2005	7,700	$41.08
Granted	1,700	56.71
Vested	(7,000)	43.43
Forfeited	—	—
Nonvested at December 31, 2006	2,400	$51.39

Employee Stock Purchase Plan—Under the 2003 Employee Stock Purchase Plan, eligible employees of U.S. Cellular and its subsidiaries may purchase a limited number of U.S. Cellular Common Shares on a quarterly basis. U.S. Cellular had reserved 106,000 Common Shares at December 31, 2006 for issuance under this plan. The plan became effective on April 1, 2003 and will terminate on December 31, 2008. U.S. Cellular employees are also eligible to participate in the TDS Employee Stock Purchase Plan. The per share cost to each participant in these plans is 85% of the market value of the Common Shares or Special Common Shares as of the issuance date. Under SFAS 123(R), the employee stock purchase plans are considered compensatory plans; therefore, recognition of compensation cost for stock issued under these plans is required. Compensation cost is measured as the difference between the cost of the shares to plan participants and the fair market value of the shares on the date of issuance. For the year ended December 31, 2006, U.S. Cellular recognized compensation expense of $39,000 relating to this plan.

Compensation of Non-Employee Directors—U.S. Cellular issued 1,150 shares under its Non-Employee Director Compensation Plan in the year ended December 31, 2006.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense recognized during the year ended December 31, 2006:

Year Ended December 31, 2006
(Dollars in thousands)
Stock option awards	$12,821
Restricted stock unit awards	7,953
Deferred compensation matching stock unit awards	(830)
Awards under non-employee director compensation plan	70
Awards under employee stock purchase plan	39
Total stock-based compensation, before income taxes	20,053
Income tax benefit	7,834
Total stock-based compensation expense, net of income taxes	$12,219

All stock-based compensation expense recognized during the year ended December 31, 2006 was recorded in Selling, general and administrative expense.

As a result of adopting SFAS 123(R) on January 1, 2006, U.S. Cellular’s income before income taxes and minority interest and its cash flows from operating activities for the year ended December 31, 2006 were $12.8 million lower than if it had continued to account for stock-based compensation under APB 25. Similarly, as a result of adopting SFAS 123(R) on January 1, 2006, U.S. Cellular’s net income for the year ended December 31, 2006 was $8.1 million lower, basic earnings per share for the year ended

December 31, 2006 was $0.09 lower, and diluted earnings per share for the year ended December 31, 2006 was $0.09 lower than if U.S. Cellular had continued to account for stock-based compensation expense under APB 25.

For comparison, the following table illustrates the pro forma effect on net income and earnings per share had U.S. Cellular applied the fair value recognition provisions of SFAS 123(R) to its stock-based employee compensation plans for the year ended December 31, 2005:

	Year Ended December 31,
(Dollars in thousands, except per share amounts)	2005	2004
Net income, as reported	$154,951	$90,749
Add: Stock-based compensation expense included in reported net income, net of related tax effects and minority interest	3,963	3,316
Deduct: Stock-based compensation expense determined under fair value based method for all awards, net of related tax effects and minority interest	(14,551)	(15,790)
Pro forma net income	$144,363	$78,275
Earnings per share:
Basic—as reported	$1.79	$1.05
Basic—pro forma	$1.67	$0.91
Diluted—as reported	$1.77	$1.05
Diluted—pro forma	$1.66	$0.91

At December 31, 2006, unrecognized compensation cost for all U.S. Cellular stock-based compensation awards was $13.9 million. The unrecognized compensation cost for stock-based compensation awards at December 31, 2006 is expected to be recognized over a weighted average period of 0.9 years.

Prior to the adoption of SFAS 123(R), U.S. Cellular presented all tax benefits resulting from tax deductions associated with the exercise of stock options by employees as cash flows from operating activities in the Consolidated Statements of Cash Flows. SFAS 123(R) requires that “excess tax benefits” be classified as cash flows from financing activities in the Consolidated Statements of Cash Flows. For this purpose, the excess tax benefits are tax benefits related to the difference between the total tax deduction associated with the exercise of stock options by employees and the amount of compensation cost recognized for those options. For the year ended December 31, 2006, excess tax benefits of $2.5 million were included in cash flows from financing activities in the Consolidated Statements of Cash Flows pursuant to this requirement of SFAS 123(R).

NOTE 19 SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid (refunds received) and certain noncash transactions:

Year Ended December 31,	2006	2005	2004
(Dollars in thousands)
Interest paid	$91,677	$83,558	$83,656
Income taxes paid (refunds received)	$147,743	$57,691	$(28,955)
Net assets acquired in exchange of business assets	$—	$106,757	$—

NOTE 20 SUBSEQUENT EVENTS

On April 4, 2007, U.S. Cellular entered into an agreement to purchase 670,000 of its Common Shares from an investment banking firm in a private transaction in connection with an accelerated share repurchase (“ASR”). Including a per share discount and commission payable to the investment bank, the shares were repurchased for approximately $49.1 million or $73.22 per share. The repurchased shares are being held as treasury shares.

In connection with the ASR, the investment bank will purchase an equivalent number of shares in the open-market over time. The program must be completed within two years. At the end of the program, U.S. Cellular will receive or pay a price adjustment based on the average price of shares acquired by the investment bank pursuant to the ASR during the purchase period. Generally, the purchase price adjustment can be settled, at U.S. Cellular’s option, in cash or in U.S. Cellular Common Shares.

NOTE 21 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular’s selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular’s initial public offering when TDS owned more than 90% of U.S. Cellular’s outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arm’s-length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular’s assets, employees, investment in plant and expenses to the total assets, employees, investment in plant and expenses of TDS. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in the accompanying financial statements. Billings to U.S. Cellular from TDS totaled $108.9 million, $87.0 million and $78.9 million in 2006, 2005 and 2004, respectively.

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

U.S. Cellular has a Cash Management Agreement with TDS under which U.S. Cellular may from time to time deposit its excess cash with TDS for investment under TDS’s cash management program. Deposits made under the agreement are available to U.S. Cellular on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. In 2006, U.S. Cellular did not have deposits with TDS applicable to this agreement. Interest income from such deposits was $16,000 and $33,000 in 2005 and 2004, respectively.

NOTE 22 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries:  Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the

Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and the Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $6.9 million in 2006, $4.7 million in 2005 and $7.4 million in 2004. The Audit Committee of the Board of Directors is responsible for the review and oversight of all related party transactions, as such term is defined by the rules of the American Stock Exchange.

United States Cellular Corporation and Subsidiaries

REPORTS OF MANAGEMENT

Management’s Responsibility for Financial Statements

Management of United States Cellular Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management’s opinion, are fairly presented. The financial statements include amounts that are based on management’s best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein their unqualified opinion on these financial statements.

/s/ John E. Rooney John E. Rooney President and Chief Executive Officer	/s/ Steven T. Campbell Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer	/s/ Kenneth R. Meyers Kenneth R. Meyers Chief Accounting Officer

United States Cellular Corporation and Subsidiaries

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. U.S. Cellular’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (“GAAP”). U.S. Cellular’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer’s assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of U.S. Cellular’s management, including its Chief Executive Officer and Chief Financial Officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the interim or annual consolidated financial statements will not be prevented or detected. Management identified the following material weaknesses in internal control over financial reporting as of December 31, 2006:

1.               U.S. Cellular did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the financial reporting requirements and the complexity of U.S. Cellular’s operations and transactions. Further, U.S. Cellular did not have a sufficient number of qualified personnel to create, communicate and apply accounting policies and procedures in compliance with GAAP. This control deficiency contributed to the material weaknesses discussed in the items below and the restatement of U.S. Cellular’s annual consolidated financial statements for 2005, 2004, 2003 and 2002, the interim consolidated financial statements for all quarters in 2005, 2004 and 2003, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 third quarter interim consolidated financial statements and the 2006 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of substantially all accounts and disclosures that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

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

3.               U.S. Cellular did not maintain effective controls over accounting for prepaid forward contracts and related bifurcated embedded derivative instruments. Specifically, effective controls were not designed and in place to de-designate, re-designate and assess hedge effectiveness of the bifurcated embedded collars within the forward contracts as cash flow hedges of marketable equity securities when the embedded collars were contractually modified for differences between the actual and expected dividend rates on the underlying securities. This control deficiency affected other comprehensive income on the consolidated balance sheet and fair value adjustments of derivative instruments and income tax expense on the consolidated statement of operations. This control deficiency resulted in the restatement of U.S. Cellular’s annual consolidated financial statements for 2005, 2004 and 2003, the interim consolidated financial statements for all quarters in 2005 and 2004, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 third quarter interim consolidated financial statements and the 2006 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

4.               U.S. Cellular did not maintain effective controls over its accounting for property, plant and equipment. Specifically, effective controls were not designed and in place to ensure accurate recording of transfers and disposals of equipment. This control deficiency affected depreciation expense, property, plant and equipment and accumulated depreciation. This control deficiency resulted in the restatement of U.S. Cellular’s annual consolidated financial statements for 2005, 2004 and 2003, the interim consolidated financial statements for all quarters in 2005 and 2004, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 third quarter interim consolidated financial statements and the 2006 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to U.S. Cellular’s interim or annual consolidated financial statements that would not be prevented or detected.

As a result of the material weaknesses identified, management has determined that U.S. Cellular did not maintain effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the COSO.

Management’s assessment of the effectiveness of U.S. Cellular’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm’s report included herein.

/s/ John E. Rooney John E. Rooney President and Chief Executive Officer	/s/ Steven T. Campbell Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer	/s/ Kenneth R. Meyers Kenneth R. Meyers Chief Accounting Officer

United States Cellular Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF UNITED STATES CELLULAR CORPORATION:

We have completed integrated audits of United States Cellular Corporation’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits and the report of other auditors, are presented below.

Consolidated financial statements

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, common shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $112,000,000 and $110,200,000 as of December 31, 2006 and 2005, respectively, and equity earnings of $62,300,000,  $52,200,000, and $41,800,000, respectively, for each of the three years in the period ended December 31, 2006. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As described in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

Internal control over financial reporting

Also, we have audited management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under item 9A, that United States Cellular Corporation did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of (1) the Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with its financial reporting requirements and the complexity of the Company’s operations and transactions, (2) the Company did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes, including the determination of income tax expense, income taxes payable, liabilities accrued for tax contingencies and deferred income tax assets and liabilities, (3) the Company did not maintain effective controls over accounting for prepaid forward contracts and related bifurcated embedded derivatives, and (4) the Company did not maintain effective controls over its accounting for property, plant, and equipment based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinions.

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

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment.

1.                The Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with the financial reporting requirements and the complexity of the Company’s operations and transactions. Further, the Company did not have a sufficient number of qualified personnel to create, communicate and apply accounting policies and procedures in compliance with accounting principles generally accepted in the United States of America (GAAP). This control deficiency contributed to the material weaknesses discussed in items 2, 3 and 4 below and the restatement of the Company’s annual consolidated financial statements for 2005, 2004, 2003 and 2002, the interim consolidated financial statements for all quarters in 2005, 2004 and 2003, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 third quarter interim consolidated financial statements and the 2006 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of substantially all accounts and disclosures that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

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

3.                The Company did not maintain effective controls over accounting for prepaid forward contracts and related bifurcated embedded derivative instruments. Specifically, effective controls were not designed and in place to de-designate, re-designate and assess hedge effectiveness of the bifurcated embedded collars within the forward contracts as cash flow hedges of marketable equity securities when the embedded collars were contractually modified for differences between the actual and expected dividend rates on the underlying securities. This control deficiency affected other comprehensive income on the consolidated balance sheet and fair value adjustments of derivative instruments and income tax expense on the consolidated statement of operations. This control deficiency resulted in the restatement of the Company’s annual consolidated financial statements for 2005, 2004 and 2003, the interim consolidated financial statements for all quarters in 2005 and 2004, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 third quarter interim consolidated financial statements and the 2006 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

4.                The Company did not maintain effective controls over its accounting for property, plant and equipment. Specifically, effective controls were not designed and in place to ensure accurate recording of transfers and disposals of equipment. This control deficiency affected depreciation expense, property, plant and equipment and accumulated depreciation. This control deficiency resulted in the restatement of the Company’s annual consolidated financial statements for 2005, 2004 and 2003, the interim consolidated financial statements for all quarters in 2005 and 2004, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 third quarter interim consolidated financial statements and the 2006 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to the Company’s interim or annual consolidated financial statements that would not be prevented or detected.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2006 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management’s assessment that United States Cellular Corporation did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Also, in our opinion, based on our audit, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, United States Cellular Corporation has not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Chicago, Illinois
April 23, 2007

United States Cellular Corporation and Subsidiaries

Selected Consolidated Financial Data

Year Ended or at December 31,	2006	2005	2004	2003	2002
(Dollars in thousands, except per share amounts)
Operating Data
Service revenues	$3,214,410	$2,827,022	$2,615,163	$2,420,359	$2,099,253
Equipment sales	258,745	203,743	191,255	157,451	96,889
Operating revenues	3,473,155	3,030,765	2,806,418	2,577,810	2,196,142
Operating income	289,896	231,197	162,583	106,532	275,217
Equity in earnings of unconsolidated entities	93,119	66,719	64,161	50,425	42,192
Fair value adjustment of derivative instruments	(63,022)	44,977	(15,061)	(47,026)	(13,187)
Gain (loss) on investments	70,427	(6,203)	25,791	(5,200)	(295,454)
Income (loss) before income taxes, minority interest and cumulative effect of accounting change	313,138	261,347	159,469	44,831	(31,577)
Income (loss) before cumulative effect of accounting change	179,490	154,951	90,749	18,863	(36,243)
Cumulative effect of accounting change, net of tax	—	—	—	(14,346)	(8,560)
Net income (loss)	$179,490	$154,951	$90,749	$4,517	$(44,803)
Basic weighted average shares outstanding (000s)	87,346	86,775	86,244	86,136	86,086
Basic earnings (loss) per share from:
Income (loss) before cumulative effect of accounting change	$2.05	$1.79	$1.05	$0.22	$(0.42)
Cumulative effect of accounting change	—	—	—	(0.17)	(0.10)
Net income (loss)	$2.05	$1.79	$1.05	$0.05	$(0.52)
Diluted weighted average shares outstanding (000s)	88,109	87,464	86,736	86,602	86,086
Diluted earnings (loss) per share from:
Income (loss) before cumulative effect of accounting change	$2.04	$1.77	$1.05	$0.22	$(0.42)
Cumulative effect of accounting change	—	—	—	(0.17)	(0.10)
Net income (loss)	$2.04	$1.77	$1.05	$0.05	$(0.52)
Pro forma (a)
Net income (loss)	N/A	N/A	N/A	$18,863	$(47,905)
Basic earnings (loss) per share	N/A	N/A	N/A	$0.22	$(0.56)
Diluted earnings (loss) per share	N/A	N/A	N/A	$0.22	$(0.56)
Balance Sheet Data
Property, plant and equipment, net	$2,628,848	$2,553,029	$2,418,861	$2,268,612	$2,149,576
Investments
Licenses	1,494,327	1,362,263	1,228,801	1,231,363	1,247,197
Goodwill	485,452	481,235	454,830	459,168	533,656
Marketable equity securities	253,912	225,387	282,829	260,188	185,961
Unconsolidated entities	150,325	172,093	161,894	172,689	167,446
Total assets	5,680,616	5,416,233	5,171,272	4,963,865	4,803,006
Long-term debt (excluding current portion)	1,001,839	1,161,241	1,160,786	1,144,344	806,460
Common shareholders’ equity	2,993,279	$2,741,038	$2,588,116	$2,471,288	$2,415,782
Current ratio (b)	1.00	0.81	1.02	0.70	0.46
Return on average equity (c)	6.3%	5.8%	3.6%	0.8%	(1.5)%

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular’s business.

(a)             Pro forma amounts reflect the effect of the retroactive application of the change in accounting principle for the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations in 2003. Therefore, no pro forma amounts are required in 2004 or 2005.

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

United States Cellular Corporation and Subsidiaries
Consolidated Quarterly Information (Unaudited)

	Quarter Ended
(Dollars in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2006
Operating revenues	$836,376	$846,137	$888,523	$902,119
Operating income	70,013	78,911	77,327	63,645
Fair value adjustment of derivative instruments	4,815	(922)	(21,285)	(45,630)
Gain (loss) on investments	—	—	—	70,427
Net income	$39,446	$50,064	$35,875	$54,105
Basic weighted average shares outstanding (000s)	87,213	87,281	87,281	87,645
Diluted weighted average shares outstanding (000s)	87,807	88,083	88,092	88,368
Basic earnings per share	$0.45	$0.57	$0.41	$0.62
Diluted earnings per share	$0.45	$0.57	$0.41	$0.61
Stock price (1)(2)
U.S. Cellular Common Shares
High	$60.00	$64.53	$62.05	$70.42
Low	49.49	56.42	58.60	56.00
Quarter-end close	$59.36	$60.60	$59.70	$69.59

	Quarter Ended
(Dollars in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2005
Operating revenues	$710,049	$740,377	$795,100	$785,239
Operating income	36,420	65,256	63,330	66,191
Fair value adjustment of derivative instruments	3,996	20,183	(14,241)	35,039
Gain (loss) on investments	551	—	—	(6,754)
Net income	$20,294	$49,815	$23,672	$61,170
Basic weighted average shares outstanding (000s)	86,405	86,708	86,904	87,073
Diluted weighted average shares outstanding (000s)	87,125	87,375	87,661	87,729
Basic earnings per share	$0.23	$0.57	$0.27	$0.70
Diluted earnings per share	$0.23	$0.57	$0.27	$0.70
Stock price (1)(2)
U.S. Cellular Common Shares
High	$50.26	$50.22	$56.60	$54.09
Low	41.20	42.00	49.42	48.67
Quarter-end close	$45.63	$49.94	$53.42	$49.40

(1)            The high, low and closing sales prices of U.S. Cellular’s Common Shares as reported by the American Stock Exchange.

(2)            U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular’s business.

United States Cellular Corporation and Subsidiaries
Five-Year Statistical Summary

Year Ended or at December 31,	2006	2005	2004	2003	2002
(Dollars in thousands, except per share and per customer amounts)
Market and Customer Statistics
Consolidated markets (a)	201	189	175	182	178
Wireless customers	5,815,000	5,482,000	4,945,000	4,409,000	4,103,000
Total population (b)	55,543,000	45,244,000	44,391,000	46,267,000	41,048,000
Market penetration	10.5%	12.1%	11.1%	9.5%	10.0%
Net customer additions	310,000	477,000	627,000	447,000	310,000
Post-pay churn rate per month	1.5%	1.5%	1.5%	1.5%	1.8%
Average monthly service revenue per customer (c)	$47.23	$45.24	$46.58	$47.31	$47.25
Average monthly local minutes of use per customer	704	625	539	422	304
Marketing cost per gross customer addition	$478	$460	$403	$381	$365
Operating Statistics
System operations expense per customer per month	$9.40	$9.67	$10.23	$11.31	$11.14
As a percent of service revenues	19.9%	21.4%	22.0%	23.9%	23.6%
Cell sites in service	5,925	5,428	4,856	4,184	3,914
Capital expenditures and system development costs	$579,785	$576,525	$636,097	$630,864	$732,376
General and administrative expense per customer per month	$14.34	$13.08	$13.52	$13.46	$11.73
Number of full-time equivalent employees	7,608	7,300	6,725	6,225	6,100
Operating income	$289,896	$231,197	$162,583	$106,532	$275,217
Operating income as a percent of service revenues	9.0%	8.2%	6.2%	4.4%	13.1%
Balance Sheet Information
Property, plant and equipment before depreciation	$5,120,994	$4,615,234	$4,104,200	$3,648,013	$3,288,378
Investment in licenses and goodwill	1,979,779	1,843,498	1,683,631	1,690,531	1,780,853
Total assets	5,680,616	5,416,233	5,171,272	4,963,865	4,803,006
Total debt outstanding (includes forward contracts)	1,196,695	1,296,241	1,190,786	1,252,344	1,311,660
Common Shares outstanding (000’s)	55,046	55,046	55,046	55,046	55,046
Series A Common Shares outstanding (000’s)	33,006	33,006	33,006	33,006	33,006
Common shareholders’ equity	$2,993,279	$2,741,038	$2,588,116	$2,471,288	$2,415,782
Return on average equity (d)	6.3%	5.8%	3.6%	0.8%	(1.5)%

(a)            Markets whose results are included in U.S. Cellular’s consolidated operating results.

(b)           Total population amounts for 2006-2002 are based on previous year Claritas estimates.

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

United States Cellular Corporation and Subsidiaries

Shareholder Information

STOCK AND DIVIDEND INFORMATION

U.S. Cellular’s Common Shares are listed on the American Stock Exchange under the symbol “USM” and in the newspapers as “US Cellu.” As of February 28, 2007, U.S. Cellular’s Common Shares were held by 390 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular’s business.

See “Consolidated Quarterly Information (Unaudited)” for information on the high and low trading prices of the USM Common Shares for 2006 and 2005.

STOCK PERFORMANCE GRAPH

The following chart graphs the performance of the cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years in comparison to returns of the Standard & Poor’s 500 Composite Stock Price Index and a peer group index. The peer group index was constructed specifically for U.S. Cellular and includes the following telecommunications companies: ALLTEL Corp., Centennial Communications Corp., Dobson Communications Corp., Sprint Nextel Corp., and USM. In calculating the peer group index, the returns of each company in the group have been weighted according to such company’s market capitalization at the beginning of the period.

The peer group was changed from the prior year to add Dobson Communications Corp. and Sprint Nextel Corp. and to delete Rural Cellular Corp. (Class A) to make the peer group more fully representative of U.S. Cellular’s peers.

Comparative Five-Year Total Returns*
U.S. Cellular, S&P 500, New Peer Group and Old Peer Group
(Performance Results Through 12/31/06)

*Cumulative total return assumes reinvestment of dividends.

	2001	2002	2003	2004	2005	2006
U.S. Cellular Corp	$100	$55.29	$78.45	$98.92	$109.17	$153.79
S&P 500 Index	100	77.90	100.25	111.15	116.61	135.03
New Peer Group	100	76.99	82.91	115.36	119.16	117.36
Old Peer Group	100	78.45	78.30	101.53	115.60	136.25

Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in U.S. Cellular Common Shares, S&P 500, New Peer Group and Old Peer Group.

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

General inquiries by our investors, securities analysts and other members of the investment community should be directed to:

Mark A. Steinkrauss, Vice President—Corporate Relations
Telephone and Data Systems, Inc.
312.592.5384 • 312.630.1908 (fax)
mark.steinkrauss@teldta.com

DIRECTORS AND EXECUTIVE OFFICERS
See “Election of Directors” and “Executive Officers” sections of the Proxy Statement for the 2007
Annual Meeting.

PRINCIPAL COUNSEL
Sidley Austin LLP, Chicago, Illinois

TRANSFER AGENT
ComputerShare Investor Services
2 North LaSalle Street, 3rd Floor
Chicago, IL 60602
877.337.1575

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP

Visit U.S. Cellular’s web site at www.uscellular.com