Form 10-K, Exhibit 13
period 2007-12-31
UNITED STATES CELLULAR CORP
filed 2008-02-29
CIK 821130

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

United States Cellular Corporation and Subsidiaries

Financial Reports Contents

Management's Discussion and Analysis of Results of Operations and Financial Condition	1
Overview	1
Results of Operations	4
Inflation	18
Recent Accounting Pronouncements	18
Financial Resources	19
Liquidity and Capital Resources	21
Application of Critical Accounting Policies and Estimates	30
Certain Relationships and Related Transactions	36
Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement	37
Market Risk	40
Consolidated Statements of Operations	43
Consolidated Statements of Cash Flows	44
Consolidated Balance Sheets—Assets	45
Consolidated Balance Sheets—Liabilities and Shareholders' Equity	46
Consolidated Statements of Common Shareholders' Equity	47
Notes to Consolidated Financial Statements	48
Reports of Management	89
Report of Registered Public Accounting Firm	92
Selected Consolidated Financial Data	94
Five-Year Statistical Summary	95
Consolidated Quarterly Information (Unaudited)	97
Shareholder Information	98

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        United States Cellular Corporation ("U.S. Cellular") owns, operates and invests in wireless markets throughout the United States. U.S. Cellular is an 80.8%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

        The following discussion and analysis should be read in conjunction with U.S. Cellular's audited consolidated financial statements included herein and the description of U.S. Cellular's business included in Item 1 in the U.S. Cellular Annual Report on Form 10-K for the year ended December 31, 2007.

OVERVIEW

        The following is a summary of certain selected information contained in the comprehensive Management's Discussion and Analysis of Financial Condition and Results of Operations that follows. The overview does not contain all of the information that may be important. You should carefully read the entire Management's Discussion and Analysis of Financial Condition and Results of Operations and not rely solely on the overview.

Results of Operations

        U.S. Cellular offers wireless telecommunications services to approximately 6.1 million customers in five market areas in 26 states. As of December 31, 2007, U.S. Cellular owned or had rights to acquire interests in 260 wireless markets, operated approximately 6,400 cell sites, had over 400 U.S. Cellular operated retail stores and had relationships with agents, dealers and non-Company retailers that aggregated over 1,300 locations. U.S. Cellular employs a customer satisfaction strategy which it believes has contributed to its overall success, including a relatively low churn rate. U.S. Cellular's business development strategy is to operate controlling interests in wireless licenses in areas adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas. U.S. Cellular anticipates that operating in contiguous market areas will continue to provide it with certain economies in its capital and operating costs.

        Financial and operating highlights in 2007 included the following:

  •
  Total customers increased 5% year-over-year to 6.1 million; net retail customer additions were up 12% from the prior year to 333,000.

  •
  The retail postpay churn rate per month was 1.4% compared to 1.6% for 2006. Retail postpay customers comprised approximately 86% of U.S. Cellular's total customer base as of December 31, 2007.

  •
  Average monthly service revenue per customer increased 8% year-over-year to $51.13.

  •
  Cash flows from operating activities were $863.1 million, an increase of 23% year-over-year. During the year, U.S. Cellular paid off all outstanding balances under its revolving credit facility and, at December 31, 2007, had cash and cash equivalents totaling $204.5 million.

  •
  Additions to property, plant and equipment totaled $565.5 million, including expenditures to construct cell sites, increase capacity in existing cell sites and switches, outfit new and remodel existing retail stores and continue the development and enhancements of U.S. Cellular's office systems. Total cell sites in service increased 8% year-over-year to 6,383.

  •
  To strengthen its operating footprint, U.S. Cellular entered into an exchange agreement with Sprint Nextel on November 30, 2007. The exchange agreement calls for U.S. Cellular to receive personal communication service ("PCS") spectrum in eight licenses covering portions of four states (Oklahoma, West Virginia, Maryland and Iowa) and, in exchange, to deliver PCS spectrum in eight licenses covering portions of Illinois. The exchange of licenses will provide U.S. Cellular with additional spectrum to meet anticipated future capacity and coverage requirements in several of its key markets. No other assets or liabilities were included in the exchange. In addition, on February 1, 2007, U.S. Cellular purchased 100% of the membership interests of

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

    Iowa 15 Wireless, LLC ("Iowa 15") and obtained the 25 megahertz Federal Communications Commission ("FCC") cellular license to provide wireless service in Iowa Rural Service Area ("RSA") 15 for approximately $18.3 million in cash.

  •
  U.S. Cellular expended $87.9 million in cash to repurchase its Common Shares in 2007. The repurchases were completed through private transactions with an investment banking firm pursuant to accelerated share repurchase agreements ("ASRs"). U.S. Cellular received $4.6 million in January 2008 upon final settlement of the ASRs. As an offset to these repurchases, U.S. Cellular received cash proceeds of $10.1 million from re-issuance of treasury shares in connection with employee benefits plans in 2007.

        Service Revenues increased 14%, to $3,679.2 million in 2007 from $3,214.4 million in 2006. Customer growth and improvements in average monthly revenue per unit have driven increased revenues. U.S. Cellular continues to experience growth in its customer base, driven by continued strong results in the postpay segment. In addition, U.S. Cellular continues to experience increases in average monthly revenue per unit driven by continuing migration of customers to national, wide area and family service plans and growth in revenues from our data products and services.

        As penetration in the industry increases over the next few years, future customer growth may slow. U.S. Cellular believes that growth in customers and revenues will be achieved primarily by capturing customers switching from other wireless carriers, marketing additional services to existing customers or increasing the number of multi-device users rather than by adding new to the industry users.

        Operating Income increased $106.3 million, or 37%, to $396.2 million in 2007 from $289.9 million in 2006. The increase in Operating Income reflected both higher operating revenues and a higher operating income margin (as a percent of service revenues), which was 10.8% in 2007 compared to 9.0% in 2006.

        Operating income margin improved to 10.8% in 2007 from 9.0% in 2006. U.S. Cellular anticipates that there will be continued pressure on its operating income and operating income margin in the next few years related to the following factors:

  •
  costs of customer acquisition and retention;

  •
  effects of competition;

  •
  providing service in recently launched or potential new market areas;

  •
  potential increases in prepaid and reseller customers as a percentage of U.S. Cellular's customer base;

  •
  costs of developing and introducing new products and services;

  •
  continued enhancements to its wireless networks, including potential deployments of new technology;

  •
  increasing costs of regulatory compliance; and

  •
  uncertainty in future eligible telecommunications carrier ("ETC") funding.

        Investment and Other Income totaled $150.3 million in the 2007 and $23.2 million in 2006. During the second quarter of 2007, U.S. Cellular elected to settle prepaid forward contracts related to the Vodafone American Depositary Receipts ("ADRs") that it held by delivering Vodafone ADRs and to sell the remaining Vodafone ADRs. In connection with the delivery and sale of the ADRs, U.S. Cellular recognized a pre-tax gain of $131.7 million.

        Net Income in 2007 increased 75% to $314.7 million compared to $179.5 million in 2006. Basic Earnings per Share was $3.59 in 2007, which was $1.54 higher than 2006 and Diluted Earnings per Share was $3.56, which was $1.52 higher than 2006. The increases in Net Income and Earnings per Share in 2007 compared to 2006 were attributable primarily to higher Operating Income and the gain recognized on the delivery and disposition of the Vodafone ADRs as discussed above.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        During 2008, U.S. Cellular will continue to face challenges resulting from competition in the wireless industry and changes in the regulatory environment, including the effects of potential changes to the rules governing universal service. In addressing these challenges, U.S. Cellular will continue to focus on improving customer satisfaction, enhancing the quality of its networks and expanding its product and service offerings.

Cash Flows and Investments

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

        See "Financial Resources" and "Liquidity and Capital Resources" below for additional information related to cash flows and investments.

Effects of Competition

        The wireless telecommunications industry is highly competitive. U.S. Cellular competes directly with several wireless communications services providers in each of its markets. In general, there are between three and five competitors in each wireless market in which U.S. Cellular provides service, excluding resellers and mobile virtual network operators ("MVNOs"). U.S. Cellular generally competes against each of the nationwide wireless companies: AT&T Mobility, Verizon Wireless, Sprint Nextel and T-Mobile USA. However, not all of these competitors operate in all markets where U.S. Cellular does business. U.S. Cellular believes that these competitors have substantially greater financial, technical, marketing, sales, purchasing and distribution resources than it does. In addition, U.S. Cellular competes against both larger and smaller regional wireless companies in certain areas, including ALLTEL and Leap Wireless International, and resellers of wireless services. Since U.S. Cellular's competitors do not disclose their subscriber counts in specific regional service areas, market share for the competitors in each regional market cannot be precisely determined.

        The use of national advertising and promotional programs by the national wireless service providers may be a source of additional competitive and pricing pressures in all U.S. Cellular markets, even if those operators may not provide direct service in a particular market. Also, in the current wireless environment, U.S. Cellular's ability to compete depends on its ability to offer family and national calling plans. U.S. Cellular provides wireless services comparable to the national competitors, but the other wireless companies operate in a wider geographic area and are able to offer no- or low-cost roaming and long-distance calling packages over a wider area on their own networks than U.S. Cellular can offer on its network. If U.S. Cellular offers the same calling area as one of these competitors, U.S. Cellular will incur roaming charges for calls made in portions of the calling area that are not part of its network, thereby increasing its cost of operations. In the Central Market Area, U.S. Cellular's largest contiguous service area, U.S. Cellular can offer larger regional service packages without incurring significant roaming charges than it is able to offer in other parts of its network.

        Some of U.S. Cellular's competitors bundle other services, such as a combination of cable or satellite television service, high speed internet, wireline phone service, and wireless phone service. U.S. Cellular either does not have the ability to offer these other services or has chosen not to offer them.

        Since each of these competitors operates on systems using spectrum licensed by the FCC and has comparable technology and facilities, competition within each market is principally on the basis of quality of service, price, brand image, size of area covered, services offered and responsiveness of customer service. U.S. Cellular employs a customer satisfaction strategy throughout its markets which it believes has contributed to a relatively low customer churn rate, and which it also believes has had a positive impact on its cost to add a net new customer.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

2008 Estimates

        U.S. Cellular expects the above competitive factors to continue to have an effect on operating income and operating income margin for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of U.S. Cellular's operating results, may cause operating income and operating income margin to fluctuate over the next several quarters.

        The following are U.S. Cellular's estimates of full-year 2008 service revenues; depreciation, amortization and accretion expenses; operating income; net retail customer additions and capital expenditures. Such estimates represent U.S. Cellular's views as of the date of filing of U.S. Cellular's Form 10-K for the year ended December 31, 2007. Such forward-looking statements should not be assumed to be accurate as of any future date. U.S. Cellular undertakes no duty to update such information whether as a result of new information, future events or otherwise. There can be no assurance that final results will not differ materially from such estimated results.

	2008 Estimated Results	2007 Actual Results
Net retail customer additions	250,000 - 325,000	333,000
Service revenues	$3,900 - $4,000 million	$3,679.2 million
Operating income	$460 - $535 million	$396.2 million
Depreciation, amortization and accretion expenses(1)	Approx. $615 million	$637.1 million
Capital expenditures	$590 - $640 million	$565.5 million

(1)
Includes losses on exchange and disposals of assets.

RESULTS OF OPERATIONS

        Following are tables of summarized operating data for U.S. Cellular's consolidated operations. (There have been changes in the way that U.S. Cellular calculates certain information in the table below. See footnote (2), (7) and (8) to the table below, for further discussion):

As of December 31,(1)	2007	2006	2005
Total market population of consolidated operating markets(2)	44,955,000	44,043,000	43,362,000
Customers(3)	6,122,000	5,815,000	5,482,000
Market penetration(2)	13.6%	13.2%	12.6%
Total full-time equivalent employees	7,837	7,608	7,300
Cell sites in service	6,383	5,925	5,428

For the Year Ended December 31,(4)	2007	2006	2005
Net customer additions(5)	301,000	310,000	477,000
Net retail customer additions(5)	333,000	297,000	411,000
Average monthly service revenue per customer(6)	$51.13	$47.23	$45.24
Retail postpay churn rate per month(7)	1.4%	1.6%	1.6%
Total postpay churn rate per month(7)	1.7%	2.1%	2.1%
Sales and marketing cost per gross customer addition(8)	$487	$385	$372

(1)
Amounts include results for U.S. Cellular's consolidated operating markets as of December 31; results for operating markets acquired during a particular year are included as of the acquisition date.

(2)
Calculated using 2006, 2005 and 2004 Claritas population estimates for 2007, 2006 and 2005, respectively. "Total market population of consolidated operating markets" is used only for the purposes of calculating market penetration of consolidated operating markets, which is calculated by

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

  dividing customers by the total market population (without duplication of population in overlapping markets).

  Effective with this report, U.S. Cellular is expanding its reporting of total population to include the population of its total consolidated markets as well as the population of its consolidated operating markets—i.e. markets in which U.S. Cellular provides wireless service to customers—in order to reflect its market penetration more accurately. Historically, total population has been reported only for total consolidated markets, regardless of whether U.S. Cellular was providing wireless services in those markets.

  For comparison purposes, total market population and penetration calculations related to total consolidated markets are 82,371,000 and 7.4%, 55,543,000 and 10.5%, and 45,244,000 and 12.1% as of December 31, 2007, 2006 and 2005, respectively.

(3)
U.S. Cellular's customer base consists of the following types of customers:

As of December 31,	2007	2006	2005
Customers on postpay service plans in which the end user is a customer of U.S. Cellular ("postpay customers")	5,269,000	4,912,000	4,633,000
End user customers acquired through U.S. Cellular's agreement with a third party ("reseller customers")*	558,000	590,000	555,000

Total postpay customers	5,827,000	5,502,000	5,188,000
Customers on prepaid service plans in which the end user is a customer of U.S. Cellular ("prepaid customers")	295,000	313,000	294,000

Total customers	6,122,000	5,815,000	5,482,000

  *
  Pursuant to its agreement with the third party, U.S. Cellular is compensated by the third party on a postpay basis; as a result, all customers U.S. Cellular has acquired through this agreement are considered to be postpay customers.

(4)
Amounts include results for U.S. Cellular's consolidated operating markets for the period January 1 through December 31; operating markets acquired during a particular year are included as of the acquisition date.

(5)
"Net customer additions" represents the number of net customers added to U.S. Cellular's overall customer base through all of its marketing distribution channels, excluding any customers transferred through acquisitions, divestitures or exchanges. "Net retail customer additions" represents the number of net customers added to U.S. Cellular's customer base through its marketing distribution channels, excluding net reseller customers added to its reseller customer base and excluding any customers transferred through acquisitions, divestitures or exchanges.

(6)
Management uses this measurement to assess the amount of service revenue that U.S. Cellular generates each month on a per customer basis. Variances in this measurement are monitored and

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

  compared to variances in expenses on a per customer basis. Average monthly service revenue per customer is calculated as follows:

Year ended December 31,	2007	2006	2005
Service Revenues per Consolidated Statements of Operations (000s)	$3,679,237	$3,214,410	$2,827,022
Divided by average customers during period (000s)*	5,997	5,671	5,207
Divided by number of months in each period	12	12	12

Average monthly service revenue per customer	$51.13	$47.23	$45.24

  *
  "Average customers during period" is calculated by adding the number of total customers, including reseller customers, at the beginning of the first month of the period and at the end of each month in the period and dividing by the number of months in the period plus one. Acquired and divested customers are included in the calculation on a prorated basis for the amount of time U.S. Cellular included such customers during each period.

(7)
Postpay churn rate per month represents the percentage of the postpay customer base that disconnects service each month. Retail postpay churn rate includes only retail customers; total postpay churn rate includes both retail and reseller customers. Effective for 2007, consistent with a change in U.S. Cellular's operating practices with its reseller, U.S. Cellular reports reseller customer disconnects as postpay disconnects in the period in which the reseller customers are disconnected by the reseller. Previously, only those reseller customer numbers that were disconnected from U.S. Cellular's network were counted in the number of postpay disconnects; this previous practice reflected the fact that reseller customers could disconnect service without the associated account numbers being disconnected from U.S. Cellular's network if the reseller elected to reuse the customer telephone numbers. The current practice results in reporting reseller customer disconnects on a more timely basis and, compared to the previous practice, results in reporting a higher number of reseller customer gross additions and disconnects in each period.

  Total reseller disconnects totaled 308,000 for 2007. On a comparable basis, total reseller disconnects for 2006 and 2005 were estimated to be 438,000 and 435,000, respectively, versus the previously reported totals of 83,000 and 69,000, respectively. Using the new operating practice, total postpay churn rate per month for 2007 was 1.7%. On a comparable basis, the total postpay churn rate per month for 2006 and 2005 was estimated to be 2.1% and 2.1%, respectively, versus the previously reported figures of 1.5% and 1.5%, respectively.

(8)
Sales and marketing cost per gross customer addition shown in the table reflects the change in reporting reseller additions and disconnects as discussed in footnote (7) above. Under the current method of reporting, sales and marketing cost per gross addition in 2006 and 2005 was estimated to be $385 and $372, respectively, versus the previously reported figures of $478 and $460, respectively. Excluding the impact of reseller gross customer additions, sales and marketing cost per gross customer addition was $578 in 2007 compared to $510 and $507 in 2006 and 2005, respectively. For discussion of the components of the calculation of Sales and marketing cost per gross customer addition, see "Operating expenses—Selling, general and administrative expenses", below. U.S. Cellular will not report sales and marketing costs per gross customer addition in the future.

  Gross customer additions totaled 1,761,000 for 2007. On a comparable basis, gross customer additions for 2006 and 2005 were estimated to be 1,904,000 and 1,904,000, respectively, on a comparable basis with 2007 using the new operating practice.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Operating Income

Year Ended December 31,	2007	Increase/ (Decrease)	Percentage Change	2006	Increase/ (Decrease)	Percentage Change	2005
(Dollars in thousands)
Retail service	$3,186,167	$365,864	13.0%	$2,820,303	$335,732	13.5%	$2,484,571
Inbound roaming	206,553	48,304	30.5%	158,249	13,223	9.1%	145,026
Long-distance and other	286,517	50,659	21.5%	235,858	38,433	19.5%	197,425

Service Revenues	3,679,237	464,827	14.5%	3,214,410	387,388	13.7%	2,827,022
Equipment sales	267,027	8,282	3.2%	258,745	55,002	27.0%	203,743

Total Operating Revenues	3,946,264	473,109	13.6%	3,473,155	442,390	14.6%	3,030,765
System operations (excluding depreciation, amortization and accretion shown below)	717,075	77,392	12.1%	639,683	35,590	5.9%	604,093
Cost of equipment sold	640,225	71,322	12.5%	568,903	56,964	11.1%	511,939
Selling, general and administrative	1,555,639	156,078	11.2%	1,399,561	181,852	14.9%	1,217,709
Depreciation, amortization and accretion	582,269	26,744	4.8%	555,525	65,432	13.4%	490,093
(Gain) loss on asset disposals/exchanges	54,857	35,270	N/M	19,587	43,853	N/M	(24,266)

Total Operating Expenses	3,550,065	366,806	11.5%	3,183,259	383,691	13.7%	2,799,568

Total Operating Income	$396,199	$106,303	36.7%	$289,896	$58,699	25.4%	$231,197

Operating Income Margin (as a percent of service revenues)	10.8%			9.0%			8.2%

Operating Revenues

Service revenues

        Service revenues primarily consist of: (i) charges for access, airtime, roaming, recovery of regulatory costs and value-added services, including data products and services, provided to U.S. Cellular's retail customers and to end users through third party resellers ("retail service"); (ii) charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming ("inbound roaming"); (iii) charges for long-distance calls made on U.S. Cellular's systems; and (iv) amounts received from the Federal Universal Service Fund ("USF").

        The increases in service revenues were due to the growth in the customer base, which increased to 6.1 million in 2007 from 5.8 million in 2006 and from 5.5 million in 2005 and higher monthly service revenue per customer; monthly service revenue per customer averaged $51.13 in 2007, $47.23 in 2006 and $45.24 in 2005.

Retail service revenues

        The increase in retail service revenues each year was due primarily from growth in U.S. Cellular's average customer base and an increase in average monthly retail revenue per customer.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        U.S. Cellular's average customer base increased 6% to 5,997,000 in 2007 and 9% to 5,671,000 in 2006. The increase in the average number of customers each year was primarily driven by the net new customer additions that U.S. Cellular generated from its marketing (including reseller) distribution channels (301,000 and 310,000 in 2007 and 2006, respectively). The average number of customers also was affected by the timing of acquisitions, divestitures and exchanges.

        U.S. Cellular anticipates that its customer base will increase during 2008 as a result of its continuing focus on customer satisfaction, attractively priced service plans, a broader line of handsets and other products, improvements in distribution and growth in customers. U.S. Cellular believes growth in its customer base will primarily be from capturing people switching from other wireless carriers or increasing the number of multi-device users rather than by adding new to the industry users. However, the level of growth in the customer base for 2008 will depend upon U.S. Cellular's ability to attract new customers and retain existing customers in a highly, and increasingly, competitive marketplace. See "Overview—2008 Estimates" above for U.S. Cellular's estimate of net retail customer additions for 2008.

        The increase in average monthly retail service revenue was driven primarily by growth in revenues from data services and higher regulatory fees such as universal service fund contributions that are billed to customers. Average monthly retail service revenues per customer increased 7% to $44.27 in 2007 from $41.44 in 2006, and increased 4% in 2006 from $39.76 in 2005.

        Monthly local retail minutes of use per customer averaged 859 in 2007, 704 in 2006 and 625 in 2005. The increases in both years were primarily driven by U.S. Cellular's focus on designing sales incentive programs and customer billing rate plans to stimulate overall usage. The impact on retail service revenues of the increase in average monthly minutes of use was offset by a decrease in average revenue per minute of use. The decrease in average revenue per minute of use reflects the impact of increasing competition, which has led to the inclusion of an increasing number of minutes in package pricing plans and the inclusion of features such as unlimited night and weekend minutes in certain pricing plans. U.S. Cellular anticipates that its average revenue per minute of use may continue to decline in the future, reflecting increased competition and continued penetration of the consumer market.

        Revenues from data products and services grew significantly year-over-year, totaling $367.6 million in 2007, $217.4 million in 2006 and $131.3 million in 2005 and representing 10% of total service revenues in 2007, compared to 7% and 5% of total service revenues in 2006 and 2005, respectively. Such growth, which positively impacted average monthly retail service revenues per customer, reflected customers' continued increasing acceptance and usage of U.S. Cellular's easyedgeSM products and offerings, such as Short Messaging Service ("SMS") and BlackBerry® handsets and service.

Inbound roaming revenues

        The increase in inbound roaming revenues in both years was related primarily to an increase in roaming minutes of use, partially offset by a decrease in revenue per roaming minute of use. The increase in inbound roaming minutes of use was driven primarily by the overall growth in the number of customers and retail minutes of use per customer throughout the wireless industry, including usage related to data products, leading to an increase in inbound traffic from other wireless carriers. The decline in revenue per minute of use is primarily due to the general downward trend in negotiated rates, and the changing mix of traffic from various carriers with different negotiated rates.

        U.S. Cellular anticipates that inbound roaming minutes of use might continue to grow over the next few years, reflecting continuing industry-wide growth in customers and usage per customer, including increased usage of data services while roaming, but that the rate of growth will decline due to higher penetration, slower overall growth in the consumer wireless market and the consolidation of wireless carriers. U.S. Cellular anticipates that its roaming revenue per minute of use will remain fairly constant over the next few years pursuant to its existing contract rates, but that renewal of these contracts and the negotiation of new contracts will reflect lower rates over time.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

Long-distance and other revenues

        In 2007, the increase compared to 2006 reflected an $18.8 million increase in long-distance revenues and a $31.8 million increase in other revenues. In 2006, the increase compared to 2005 reflected a $10.2 million increase in long-distance revenues and a $28.3 million increase in other revenues. The increase in long-distance revenues in both years was driven by an increase in the volume of long-distance calls billed both to U.S. Cellular's customers and to other wireless carriers whose customers used U.S. Cellular's systems to make long-distance calls. The growth in other revenues in both years was due primarily to an increase in ETC funds that were received from the USF. In 2007, 2006 and 2005, U.S. Cellular was eligible to receive eligible telecommunication carrier funds in nine, seven and five states, respectively.

Equipment sales revenues

        Equipment sales revenues include revenues from sales of handsets and related accessories to both new and existing customers, as well as revenues from sales of handsets to agents. All equipment sales revenues are recorded net of anticipated rebates.

        U.S. Cellular continues to offer a competitive line of quality handsets to both new and existing customers. U.S. Cellular's customer retention efforts include offering new handsets at discounted prices to existing customers as the expiration date of the customer's service contract approaches. U.S. Cellular also continues to sell handsets to agents; this practice enables U.S. Cellular to provide better control over the quality of handsets sold to its customers, establish roaming preferences and earn quantity discounts from handset manufacturers which are passed along to agents. U.S. Cellular anticipates that it will continue to sell handsets to agents in the future.

        The increase in equipment sales revenues in 2007 and 2006 was driven by an increase in the number of handsets sold. The number of handsets sold increased 3% and 12% in 2007 and 2006, respectively. The increase in 2006 equipment sales revenues also was driven by an increase of 14% in average revenue per handset sold, primarily reflecting a shift to the sale of more expensive handsets with expanded capabilities. Average revenue per handset sold was flat in 2007 compared to 2006.

Operating Expenses

System operations expenses (excluding depreciation, amortization and accretion)

        System operations expenses (excluding depreciation, amortization and accretion) include charges from wireline telecommunications service providers for U.S. Cellular's customers' use of their facilities, costs related to local interconnection to the wireline network, charges for maintenance of U.S. Cellular's network, long-distance charges, outbound roaming expenses and payments to third-party data product and platform developers. Key components of the overall increases in system operations expenses were as follows:

  •
  maintenance, utility and cell site expenses increased $27.5 million, or 11%, in 2007 and $40.1 million, or 18%, in 2006, primarily driven by an increase in the number of cell sites within U.S. Cellular's network. The number of cell sites totaled 6,383 in 2007, 5,925 in 2006 and 5,428 in 2005, as U.S. Cellular continued to grow by expanding and enhancing coverage in its existing markets and also through acquisitions of existing wireless operations;

  •
  the cost of network usage on U.S. Cellular's systems increased $20.3 million, or 8%, in 2007 and $18.7 million, or 8%, in 2006, as total minutes used on U.S. Cellular's systems increased 28% in 2007 and 26% in 2006 primarily driven by migration to pricing plans with a larger number of packaged minutes, mostly offset by the ongoing reduction in the per-minute cost of usage for U.S. Cellular's network. In addition, data network and developer costs increased driven by the increase in data usage; and

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

  •
  expenses incurred when U.S. Cellular's customers used other carriers' networks while roaming increased $29.6 million, or 22%, in 2007, and decreased $22.7 million, or 14%, in 2006. The increase in 2007 is due to an increase in roaming minutes of use partially offset by a reduction in cost per minute which resulted from a reduction in negotiated roaming rates, while the decrease in 2006 is primarily due to a reduction in roaming rates negotiated with other carriers and the elimination of roaming expenses incurred in previous periods when U.S. Cellular customers traveled into non-U.S. Cellular markets that are now operated by U.S. Cellular, partially offset by increased usage.

        Management expects total system operations expenses to increase over the next few years, driven by the following factors:

  •
  increases in the number of cell sites within U.S. Cellular's systems as it continues to add capacity and enhance quality in most markets and continues development activities in recently launched markets; and

  •
  increases in minutes of use, both on U.S. Cellular's network and by U.S. Cellular's customers on other carriers' networks when roaming.

        These factors are expected to be partially offset by anticipated decreases in the per-minute cost of usage both on U.S. Cellular's network and on other carriers' networks.

Cost of equipment sold

        The increase in Cost of equipment sold in both years was due primarily to an increase in the number of handsets sold (3% in 2007 and 12% in 2006), as discussed in Equipment sales revenues. In addition, the increase was also driven by an increase in the average cost per handset due to a shift to the sale of more expensive handsets with expanded capabilities.

Selling, general and administrative expenses

        Selling, general and administrative expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and facilities; telesales department salaries and expenses; agent commissions and related expenses; corporate marketing and merchandise management; advertising; and public relations expenses. Selling, general and administrative expenses also include the costs of operating U.S. Cellular's customer care centers and the majority of U.S. Cellular's corporate expenses.

        The increases in selling, general and administrative expenses in 2007 and 2006 are due primarily to higher expenses associated with acquiring, serving and retaining customers, driven in part by an increase in U.S. Cellular's customer base in both years; increased regulatory charges and taxes also are a factor. Key components of the increases in selling, general and administrative expenses were as follows:

2007—

  •
  a $53.9 million increase in expenses related to federal universal service fund contributions and other regulatory fees and taxes due to an increase in the contribution rate and an increase in service revenues (most of the expenses related to universal service fund contributions are offset by increases in retail service revenues for amounts passed through to customers);

  •
  a $46.1 million increase in expenses related to compensation of agents and sales employees to support growth in customers and revenues in recently acquired and existing markets;

  •
  a $26.2 million increase in consulting and outsourcing costs as U.S. Cellular increased its use of third parties to perform certain functions and participate in certain projects;

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

  •
  a $20.5 million increase in advertising expenses primarily due to an increase in media purchases.

2006—

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

  •
  a $34.0 million increase in expenses primarily related to the operations of U.S. Cellular's regional support offices, primarily due to the increase in the customer base;

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

  •
  an $18.7 million increase in expenses related to universal service fund contributions and other regulatory fees and taxes. Most of the expenses related to universal service fund contributions are offset by increases in retail service revenues for amounts passed through to customers;

  •
  a $13.9 million increase in stock-based compensation expense primarily due to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised) ("SFAS 123(R)"), Share-Based Payment, as of January 1, 2006; and

  •
  a $7.7 million increase in consulting and outsourcing costs as U.S. Cellular increased its use of third parties to perform certain functions and participate in certain projects.

        Sales and marketing cost per gross customer addition was $487 in 2007 compared to $385 and $372 in 2006 and 2005, respectively. As discussed in footnotes (4) and (5) in the table below, there was a change in the reporting of reseller gross customer additions during 2007. Excluding the impact of reseller gross customer additions for all periods, sales and marketing cost per gross customer addition in 2007 was $578 compared to $510 and $507 in 2006 and 2005, respectively. The increase in 2007 was primarily due to increased sales employee and agent expenses as well as higher losses on sales of handsets. The increase in 2006 is primarily due to increased agent-related expenses, employee-related expenses and advertising expenses, partially offset by reduced losses on sales of handsets.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        Below is a summary of sales and marketing cost per gross customer addition for each period:

Year ended December 31,	2007	2006	2005
(Dollars in thousands, except per customer amounts)
Components of cost:
Selling, general and administrative expenses related to the acquisition of new customers(1)	$677,615	$612,086	$551,236
Cost of equipment sold to new customers(2)	471,802	409,390	385,715
Less equipment sales revenues from new customers(3)	(291,447)	(287,962)	(228,095)

Total cost	$857,970	$733,514	$708,856
Gross customer additions (000s)(4)	1,761	1,904	1,904

Sales and marketing cost per gross customer addition(5)	$487	$385	$372

(1)
Selling, general and administrative expenses related to the acquisition of new customers is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31,	2007	2006	2005
(Dollars in thousands)
Selling, general and administrative expenses, as reported	$1,555,639	$1,399,561	$1,217,709
Less expenses related to serving and retaining customers	(878,024)	(787,475)	(666,473)

Selling, general and administrative expenses related to the acquisition of new customers	$677,615	$612,086	$551,236

(2)
Cost of equipment sold to new customers is reconciled to reported cost of equipment sold as follows:

Year ended December 31,	2007	2006	2005
(Dollars in thousands)
Cost of equipment sold as reported	$640,225	$568,903	$511,939
Less cost of equipment sold related to the retention of existing customers	(168,423)	(159,513)	(126,224)

Cost of equipment sold to new customers	$471,802	$409,390	$385,715

(3)
Equipment sales revenues from new customers is reconciled to reported equipment sales revenues as follows:

Year ended December 31,	2007	2006	2005
(Dollars in thousands)
Equipment sales revenues, as reported	$267,027	$258,745	$203,743
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(47,551)	(53,552)	(30,118)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	71,971	82,769	54,470

Equipment sales revenues from new customers	$291,447	$287,962	$228,095

(4)
Gross customer additions represent customers added to U.S. Cellular's customer base through its marketing distribution channels during the respective periods presented, including customers added through a third party reseller. Effective for 2007, consistent with a change in U.S. Cellular's operating practices with its reseller, U.S. Cellular reports all reseller customer activations as gross additions in the period in which such reseller customer activations occur. Previously, only net customer activations as reported by the reseller were counted in the number of gross additions; this previous practice reflected the fact that certain reseller customer activations involved the reseller's reuse of

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

  telephone numbers that had not been disconnected from U.S. Cellular's network at the time of an earlier reseller customer disconnect. The current practice results in reporting reseller customer disconnects on a more timely basis and, compared to the previous practice, results in reporting a higher number of reseller customer additions and disconnects in each period. Gross customer additions totaled 1,761,000 for 2007. On a comparable basis, gross customer additions for 2006 and 2005 were estimated to be 1,904,000 and 1,904,000, respectively, versus the previously reported total of 1,535,000 and 1,536,000, respectively.

(5)
Sales and marketing cost per gross customer addition reflects the change in reporting reseller additions and disconnects as discussed in footnote (4) above. Under the current method of reporting, sales and marketing cost per gross addition in 2006 and 2005 was estimated to be $385 and $372, respectively, versus the previously reported figures of $478 and $460, respectively. Excluding the impact of reseller gross customer additions, sales and marketing cost per gross customer addition was $578 in 2007 compared to $510 and $507 in 2006 and 2005, respectively.

        Historically, U.S. Cellular has reported the sales and marketing cost per gross customer addition measurement to facilitate comparisons among companies of the costs of acquiring customers on a per gross customer addition basis and the efficiency of marketing efforts. Over time, many companies have discontinued their reporting of this measurement. In addition, sales and marketing cost per gross customer addition is not calculable using financial information derived directly from the Consolidated Statements of Operations, and the definition of sales and marketing cost per gross customer addition used by U.S. Cellular may not be comparable to similar measures that are reported by other companies. Due to the decreasing relevance and use of the measurement, as well as its complexity and lack of comparability among companies in the wireless industry, U.S. Cellular will not report sales and marketing cost per gross customer addition in the future.

        Monthly general and administrative expenses per customer, including the net costs related to the renewal or upgrade of service contracts of existing U.S. Cellular customers ("net customer retention costs"), increased 4% to $14.88 in 2007 from $14.34 in 2006 and increased 10% in 2006 from $13.08 in 2005. The increase in 2007 is primarily due to an increase in expense related to the federal universal service fund contributions and other regulatory fees and taxes, an increase in outside services and an increase in employee-related expenses associated with serving and retaining customers. The increase in 2006 is due primarily to higher employee-related expenses associated with serving and retaining customers and higher retention expenses related to providing wireless GPS enabled handsets to customers who did not previously have such handsets. In addition, in 2007 and 2006, U.S. Cellular recorded additional stock-based compensation due primarily to the implementation of SFAS 123(R).

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        This measurement is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31,	2007	2006	2005
(Dollars in thousands, except per customer amounts)
Components of cost(1):
Selling, general and administrative expenses, as reported	$1,555,639	$1,399,561	$1,217,709
Less selling, general and administrative expenses related to the acquisition of new customers	(677,615)	(612,086)	(551,236)
Add cost of equipment sold related to the retention of existing customers	168,423	159,513	126,224
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(47,551)	(53,552)	(30,118)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	71,971	82,769	54,470

Net cost of serving and retaining customers	$1,070,867	$976,205	$817,049
Divided by average customers during period (000s)(2)	5,997	5,671	5,207
Divided by twelve months in each period	12	12	12

Average monthly general and administrative expenses per customer	$14.88	$14.34	$13.08

(1)
These components were previously identified in the summary of sales and marketing cost per customer addition and related footnotes above.

(2)
The calculation of "Average customers during period" is set forth in footnote 6 of the table of summarized operating data above.

Depreciation expense

        The increases in both years reflect rising average fixed asset balances, which increased 8% in 2007 and 12% in 2006. Increased fixed asset balances in both 2007 and 2006 resulted from the following factors:

  •
  the addition of 434, 450 and 431 new cell sites to U.S. Cellular's network in 2007, 2006 and 2005, respectively, including sites that were built to expand and improve coverage and capacity in U.S. Cellular's existing service areas; and

  •
  the addition of radio channels and switching capacity to U.S. Cellular's network to accommodate increased usage.

        See "Financial Resources" and "Liquidity and Capital Resources" for further discussions of U.S. Cellular's capital expenditures.

Amortization and accretion expenses

        Amortization expense decreased $24.9 million in 2007, primarily due to a decrease in customer list amortization, and the billing system becoming fully amortized in 2006. This was partly offset by a $4.0 million increase in impairment in 2007. Of the $13.1 million increase in amortization and accretion expense in 2006, $11.8 million is attributable to amortization expense related to customer list intangible assets acquired through various transactions in 2006 and the fourth quarter of 2005. Customer list intangible assets are amortized using the double declining balance method in the first year, switching to the straight-line method in subsequent years.

        Loss on impairment of intangible assets totaled $4.0 million in 2007. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), U.S. Cellular performed the annual impairment test for its investment in licenses in the second quarter of 2007. In accordance with SFAS 142, U.S. Cellular performs the annual impairment tests of licenses at the unit of accounting level.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

U.S. Cellular's license impairments in 2007 were $2.1 million and related to two of its six units of accounting in which operations have not yet begun. Fair values for such units of accounting were determined by reference to values established by auctions and other market transactions involving licenses comparable to those included in each specific unit of accounting. The 2006 and 2005 annual testing resulted in no impairments. Also, U.S. Cellular performed an impairment test for its customer lists in the third quarter of 2007. Certain customer lists were identified as impaired, resulting in a $1.9 million charge. No customer lists were impaired in 2006 or 2005.

        In accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), U.S. Cellular accretes liabilities for future remediation obligations associated with leased properties. Such accretion expense totaled $8.8 million in 2007, $7.2 million in 2006 and $5.9 million in 2005.

(Gain) loss on asset disposals/exchanges

        In 2007, 2006 and 2005, (gain)/loss on asset disposals/exchanges included charges of $34.1 million, $19.6 million and $20.4 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service. In 2007, U.S. Cellular conducted a physical inventory of its significant cell site and switching assets. As a result, (gain)/loss on asset disposals/exchanges included a charge of $14.6 million in 2007 to reflect the results of the physical inventory and related valuation and reconciliation.

        In 2007, a $20.8 million pre-tax loss was recognized in conjunction with the exchange of personal communication service license spectrum with Sprint Nextel. There was no loss on exchange of assets in 2006 and 2005. In 2005, a pre-tax gain of $44.7 million represented the difference between the fair value of the properties U.S. Cellular received in the ALLTEL exchange transaction completed on December 19, 2005 and the $58.1 million of cash paid plus the recorded value of the assets it transferred to ALLTEL.

        For further discussion of these transactions, see "Liquidity and Capital Resources—Acquisitions, Divestitures and Exchanges."

Operating Income

        Operating margin increased 1.8 and 0.8 percentage points in 2007 and 2006, respectively. The increases in operating income and operating income margin were due to the fact that operating revenues increased more in dollar and percentage terms, than operating expenses as a result of the factors which are described in detail in Operating Revenues and Operating Expenses above.

Components of Other Income and (Expenses)

Year Ended December 31,	2007	Increase/ (Decrease)	Percentage Change	2006	Increase/ (Decrease)	Percentage Change	2005
(Dollars in thousands)
Total Operating Income	$396,199	$106,303	36.7%	$289,896	$58,699	25.4%	$231,197

Equity in earnings from unconsolidated entities	90,033	(3,086)	(3.3)%	93,119	26,400	39.6%	66,719
Interest and dividend Income	13,059	(3,478)	(21.0)%	16,537	6,814	70.1%	9,723
Fair value adjustment of derivative instruments	(5,388)	57,634	91.5%	(63,022)	(107,999)	N/M	44,977
Gain (loss) on investments	137,987	67,560	95.9%	70,427	76,630	N/M	(6,203)
Interest expense	(84,679)	8,995	9.6%	(93,674)	(8,807)	(10.4)%	(84,867)
Other expense	(710)	(565)	N/M	(145)	54	27.1%	(199)
Income Taxes(1)	(216,711)	(96,107)	(79.7)%	(120,604)	(24,748)	(25.8)%	(95,856)
Minority share of income	(15,056)	(2,012)	(15.4)%	(13,044)	(2,504)	(23.8)%	(10,540)

Net Income	$314,734	$135,244	75.3%	$179,490	$24,539	15.8%	$154,951

Basic Earnings per Share	$3.59	$1.54	75.1%	$2.05	$0.26	14.5%	$1.79
Diluted Earnings per Share	$3.56	$1.52	74.5%	$2.04	$0.27	15.3%	$1.77

N/M = Not Meaningful

(1)
Effective tax rate was 39.7%, 38.5% and 36.7% in 2007, 2006 and 2005, respectively.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

Equity in earnings from unconsolidated entities

        Equity in earnings from unconsolidated entities represents U.S. Cellular's share of net income from the markets in which it has a minority interest and accounts for by the equity method. U.S. Cellular follows the equity method of accounting for minority interests in which its ownership interest equals or exceeds 20% for corporations and 3% for partnerships and limited liability companies. Equity in earnings from unconsolidated entities decreased $3.1 million in 2007 primarily due to the sale of Midwest Wireless in the prior year, partially offset by an $8.9 million increase in income from U.S. Cellular's investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") in 2007.

        U.S. Cellular's investment in the LA Partnership contributed $71.2 million, $62.3 million and $52.2 million to equity in earnings from unconsolidated entities in 2007, 2006 and 2005, respectively. U.S. Cellular also received cash distributions from the LA Partnership of $66.0 million, $60.5 million and $38.5 million in 2007, 2006 and 2005, respectively.

Interest and dividend income

        Interest income increased $6.6 million in 2007 and $3.1 million in 2006 primarily due to interest earned on U.S. Cellular's cash balances. Dividend income decreased $10.1 million in 2007 and increased $3.7 million in 2006. The decrease in 2007 dividend income resulted primarily from disposition of Vodafone ADRs in connection with the maturing of the related variable prepaid forward contracts in May 2007. The increase in 2006 is primarily due to increased dividend income related to the Vodafone ADRs. The 2006 increase also includes $2.2 million earned related to the settlement of a sales tax audit.

Fair value adjustment of derivative instruments

        Fair value adjustment of derivative instruments reflected the change in the fair value of the bifurcated embedded collars within the variable prepaid forward contracts related to the Vodafone ADRs not designated as a hedge.

Gain (loss) on investments

        In 2007, U.S. Cellular recorded a $131.7 million gain upon the settlement of forward contracts related to Vodafone ADRs and the sale of the remaining ADRs. In addition, in 2007, U.S. Cellular recorded a gain of $6.3 million related to the sale of its interest in Midwest Wireless in the fourth quarter of 2006. In 2006, U.S. Cellular recorded a gain of $70.4 million related to the sale of Midwest Wireless. The loss in 2005 reflects a $6.8 million impairment loss recorded related to U.S. Cellular's minority investment in a wireless market that it accounts for using the equity method and a $0.6 million gain related to a working capital adjustment recorded on the investments sold to ALLTEL in November 2004. See "Liquidity and Capital Resources" for additional information regarding these transactions.

Interest expense

        Interest expense is summarized by related debt instrument in the following table:

Year Ended December 31,	2007	2006	2005
(Dollars in millions)
6.7% senior notes	$37,084	$37,080	$37,072
7.5% senior notes	25,113	25,113	25,016
8.75% senior notes	11,380	11,383	11,422
Forward contracts(1)	3,514	9,067	6,156
Revolving credit facility	4,967	8,337	3,109
Other	2,621	2,694	2,092

Total Interest Expense	$84,679	$93,674	$84,867

    (1)
    In May 2002, U.S. Cellular entered into the forward contracts relating to its investment in Vodafone ADRs. Taken together, the forward contracts allowed U.S. Cellular to borrow an aggregate of $159.9 million against the Vodafone ADRs. The forward contracts bore

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

      interest, payable quarterly, at the London InterBank Offered Rate ("LIBOR") plus 50 basis points.

        The decrease in interest expense in 2007 is primarily due to U.S. Cellular settling its variable prepaid forward contracts and paying down its outstanding revolving credit facility balance in May 2007.

        The increase in interest expense in 2006 is due primarily to an increase in average revolving credit facility balances and higher interest rates for variable rate debt including the revolving credit facility and the Vodafone variable prepaid forward contracts.

Income Taxes

        U.S. Cellular's effective income tax rate was 39.7%, 38.5% and 36.7% for 2007, 2006 and 2005, respectively. Net income in 2007, 2006 and 2005 includes gains and losses that are included in (Gain) loss on asset disposals/exchanges, Fair value adjustment of derivative instruments, and Gain (loss) on investments. The tax expense or benefit recognized with respect to such gains and losses was as follows:

2007

  •
  Tax expense of $45.0 million was recorded related to changes in the fair value of the derivative instrument and upon the settlement of the variable prepaid forward contracts related to the Vodafone ADRs and the disposition of remaining Vodafone ADRs.

  •
  Tax benefit of $7.7 million was recognized on the loss on exchange of assets that was recorded in conjunction with the Sprint Nextel spectrum exchange transaction.

  •
  Tax expense of $2.5 million was recorded from the sale of Midwest Wireless that occurred in the fourth quarter of 2006.

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

  •
  Tax expense of $16.6 million was recorded on the fair value adjustment of derivative instruments.

Such gains and losses decreased the effective tax rate in 2007 by 1.0%, and increased the effective tax rate in 2006 and 2005 by 1.0% and 0.7%, respectively.

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

Net Income

        In both 2007 and 2006, increases in net income and earnings per share were attributable to higher Operating Income and, in addition in 2007, to higher Investment and Other Income.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

INFLATION

        Management believes that inflation affects U.S. Cellular's business to no greater or lesser extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures related to the use of fair value measures in financial statements. SFAS 157 does not expand the use of fair value measurements in financial statements, but standardizes its definition and guidance in U.S. GAAP. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS 157 establishes a fair value hierarchy from observable market data as the highest level to an entity's own fair value assumptions about market participant assumptions as the lowest level. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, to exclude leasing transactions from the scope of SFAS 157. In February 2008, the FASB also issued FSP FAS 157-2, to defer the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. U.S. Cellular adopted SFAS 157 for its financial assets and liabilities effective January 1, 2008 and does not anticipate any material impact on its financial position or results of operations. U.S. Cellular has not yet adopted SFAS 157 for its nonfinancial assets and liabilities. U.S. Cellular is currently reviewing the adoption requirements related to its nonfinancial assets and liabilities and has not yet determined the impact, if any, on its financial position or results of operations.

        In September 2006, the FASB ratified EITF No. 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider ("EITF 06-1"). This guidance requires the application of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer ("EITF 01-9"), when consideration is given to a reseller or manufacturer to benefit the service provider's end customer. EITF 01-9 requires that the consideration given be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. U.S. Cellular adopted EITF 06-1 effective January 1, 2008 with no material impact on its financial position or results of operations.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. U.S. Cellular did not elect the fair value option on January 1, 2008 for any of its eligible financial assets and financial liabilities.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations—a replacement of FASB Statement No. 141 ("SFAS 141(R)"). SFAS 141(R) replaces FASB Statement No. 141, Business Combinations ("SFAS 141"). SFAS 141(R) retains the underlying concept of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method, a method that requires the acquirer to measure and recognize the acquiree on an entire entity basis and recognize the assets acquired and liabilities assumed at their fair values as of the date of acquisition. However, SFAS 141(R) changes the method of applying the acquisition method in a number of significant aspects. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

No. 109, Accounting for Income Taxes, such that amendments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). U.S. Cellular is currently reviewing the requirements of SFAS 141(R) and has not yet determined the impact, if any, on its financial position or results of operations.

        In December 2007, the FASB issued SFAS No.160, Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries—a replacement of ARB No. 51 ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, as amended by FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries, to establish new standards that will govern the accounting and reporting of (1) noncontrolling interests (commonly referred to as minority interests) in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. It also establishes that once control of a subsidiary is obtained, changes in ownership interests in that subsidiary that do not result in a loss of control shall be accounted for as equity transactions, not as step acquisitions. SFAS 160 is effective on a prospective basis for U.S. Cellular's 2009 financial statements, except for the presentation and disclosure requirements, which will be applied retrospectively. U.S. Cellular is currently reviewing the requirements of SFAS 160 and has not yet determined the impact on its financial position or results of operations.

FINANCIAL RESOURCES

        U.S. Cellular operates a capital- and marketing-intensive business. In recent years, U.S. Cellular has generated cash from its operating activities, received cash proceeds from divestitures, used short-term credit facilities and used long-term debt financing to fund its construction costs and operating expenses. U.S. Cellular anticipates further increases in wireless customers, revenues, operating expenses, cash flows from operating activities and capital expenditures in the future. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions, capital expenditures and other factors. The following table provides a summary of U.S. Cellular's cash flow activities for the periods shown:

Year Ended December 31,	2007	2006	2005
(Dollars in thousands)
Cash flows from (used in):
Operating activities	$863,078	$701,068	$630,159
Investing activities	(579,481)	(596,189)	(766,794)
Financing activities	(111,976)	(100,970)	124,576

Net increase (decrease) in cash and cash equivalents	$171,621	$3,909	$(12,059)

        Cash flows from operating activities—Excluding changes in assets and liabilities from operations, cash flows from operating activities totaled $870.8 million in 2007, $793.6 million in 2006 and $697.5 million in 2005. The year-over-year increases were driven primarily by higher operating income and cash distributions from wireless entities in which U.S. Cellular has a minority interest. Cash distributions from wireless entities in which U.S. Cellular has a minority interest provided $86.9 million in 2007, $77.8 million in 2006 and $52.1 million in 2005.

        Changes in assets and liabilities from operations required $7.7 million in 2007, $92.5 million in 2006 and $67.3 million in 2005, primarily reflecting differences in the timing of collections and payments. Income taxes and interest paid totaled $296.7 million in 2007, $239.4 million in 2006 and $141.2 million in 2005.

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

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

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

        Cash used for property, plant and equipment ("PP&E") and system development expenditures totaled $565.5 million in 2007, $579.8 million in 2006 and $576.5 million in 2005. These expenditures were financed primarily with internally generated cash and borrowings from U.S. Cellular's revolving credit facility. These expenditures were made to fund construction of 434, 450 and 431 new cell sites in 2007, 2006 and 2005, respectively, increases in capacity in existing cell sites and switches, remodeling of new and existing retail stores and opening new stores, and development of office systems. Additions to PP&E in all three years included significant amounts related to the replacement of retired assets.

        Cash required for acquisitions and received from divestitures required $21.5 million and provided $4.3 million in 2007, required $145.9 million and provided $101.6 million in 2006 and required $188.6 million and provided $0.6 million in 2005. See "Acquisitions, Divestitures and Exchanges" in the Liquidity and Capital Resources section for details regarding transactions completed in each of these years.

        At an Extraordinary General Meeting held on July 25, 2006, shareholders of Vodafone approved a Special Distribution of £0.15 per share (£1.50 per ADR) and a Share Consolidation under which every 8 ADRs of Vodafone were consolidated into 7 ADRs. As a result of the Special Distribution which was paid on August 18, 2006, U.S. Cellular received approximately $28.6 million in cash; this amount, representing a return of capital for financial statement purposes, was recorded as a reduction in the accounting cost basis of marketable equity securities, and was included in cash flows from investing activities in 2006.

        Cash flows from financing activities primarily reflects changes in short-term debt balances, proceeds from the sale of long-term debt, cash used for the repayment of long-term notes and the repurchase and conversion of long-term debt securities, and cash used to repurchase Common Shares and cash used for the repayment of long-term notes and the repurchase and conversion of debt securities.

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

        Cash flows from financing activities required $112.0 million and $101.0 million in 2007 and 2006, respectively, and provided $124.6 million in 2005.

        Cash received from short-term borrowings under U.S. Cellular's revolving credit facility provided $25.0 million in 2007, $415.0 million in 2006 and $510.0 million in 2005, while repayments required $60.0 million in 2007, $515.0 million in 2006 and $405.0 million in 2005.

        Proceeds from re-issuance of treasury shares in connection with employee benefits plans provided $10.1 million in 2007, $15.9 million in 2006 and $23.3 million in 2005. Excess tax benefits from employee exercises of stock awards provided $11.7 million in 2007 and $2.5 million in 2006.

        In 2007, U.S. Cellular, expended $87.9 million to repurchase its Common Shares. The repurchases were completed through private transactions with an investment banking firm pursuant to accelerated share repurchase agreements. During January 2008, a final settlement amount of $4.6 million was

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

received from the investment banking firm. See Liquidity and Capital Resources and Common Share Repurchase Program below for additional information regarding these transactions. No U.S. Cellular Common Shares were repurchased in 2006 and 2005.

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

        However, the availability of external financial resources is dependent on economic events, business developments, technological changes, financial conditions or other factors, some of which may not be in U.S. Cellular's control. U.S. Cellular cannot provide assurances that circumstances that could materially adversely affect U.S. Cellular's liquidity or capital resources will not occur. Economic downturns, changes in financial markets or other factors could affect U.S. Cellular's liquidity and the availability of capital. Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development, acquisition programs and Common Share repurchase programs. Any such reductions could have a material adverse effect on U.S. Cellular's business, financial condition or results of operations.

Cash and Cash Equivalents

        As of December 31, 2007, U.S. Cellular had $204.5 million in cash and cash equivalents, which include cash and short-term, highly liquid investments with original maturities of three months or less. The primary objective of our cash and cash equivalents investment activities is to preserve principal. We currently invest our cash primarily in money market funds that are rated in the highest short-term rating category by major rating agencies such as Moody's and Standard and Poor's. Management believes that the credit risk associated with these investments is minimal.

Revolving Credit Facility

        U.S. Cellular has a $700 million revolving credit facility available for general corporate purposes. At December 31, 2007, outstanding letters of credit were $0.2 million, leaving $699.8 million available for use. Borrowings under the revolving credit facility bear interest at the London InterBank Offered Rate ("LIBOR") plus a contractual spread based on U.S. Cellular's credit rating. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2007, the one-month LIBOR was 4.60% and the contractual spread was 75 basis points. If U.S. Cellular provides less than two days' notice of intent to borrow, the related borrowings bear interest at the prime rate less 50 basis points (the prime rate was 7.25% at December 31, 2007). U.S. Cellular paid fees at an aggregate annual rate of 0.39% of the total facility in 2007. These fees totaled $2.8 million in 2007, $2.3 million in 2006 and $1.0 million in 2005. This credit facility expires in December 2009.

        U.S. Cellular's interest cost on its revolving credit facility would increase if its current credit rating from Moody's Investor Service ("Moody's") was lowered and decrease if the rating improved. However, the credit facility would not cease to be available or accelerate solely as a result of a decline in U.S. Cellular's credit rating. A downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future. U.S. Cellular's credit ratings as of December 31, 2007, and the dates such ratings were issued, were as follows:

Moody's (Issued September 20, 2007)	Baa3	—stable outlook
Standard & Poor's (Issued June 21, 2007)	BB+	—with developing outlook
Fitch Ratings (Issued August 16, 2007)	BBB+	—stable outlook

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        On September 20, 2007, Moody's changed its outlook on U.S. Cellular's credit rating to stable from under review for possible further downgrade.

        On February 13, 2007, Standard & Poor's lowered its credit rating on U.S. Cellular to BBB- from BBB. The ratings remained on credit watch with negative implications. On April 23, 2007, Standard & Poor's lowered its credit rating on U.S. Cellular to BB+ from BBB-. The ratings remained on credit watch with negative implications. On June 21, 2007, Standard & Poor's affirmed the BB+ rating, and removed the company from Credit Watch. The outlook is developing.

        On August 16, 2007, Fitch changed its outlook on U.S. Cellular's credit rating to stable from ratings watch negative.

        The maturity date of U.S. Cellular's revolving credit facility would accelerate in the event of a change in control.

        The financial covenants associated with U.S. Cellular's revolving credit facility require that U.S. Cellular and subsidiaries maintain certain debt-to-capital and interest coverage ratios. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries.

        The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. On November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late with certain SEC filings. Before U.S. Cellular filed the foregoing restatements and became current in its SEC filings on or prior to April 23, 2007, the restatements and late filings resulted in defaults under the revolving credit facility. However, U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios, and U.S. Cellular did not fail to make any scheduled payments. U.S. Cellular received waivers from the lenders associated with the revolving credit facility, under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements and late filings. U.S. Cellular believes it was in compliance as of December 31, 2007 with all covenants and other requirements set forth in its revolving credit facility.

Long-Term Financing

        U.S. Cellular believes it was in compliance as of December 31, 2007 with all covenants and other requirements set forth in its long-term debt indentures. On November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late in certain SEC filings. Before U.S. Cellular filed the foregoing restatements and became current in its SEC filings on or prior to April 23, 2007, the late filings, and the failure to deliver such filings to the trustees of the U.S. Cellular debt indentures on a timely basis, resulted in non-compliance under such debt indentures. However, this non-compliance did not result in an event of default or a default. U.S. Cellular believes that such non-compliance was cured when it became current in its SEC filings on or prior to April 23, 2007. U.S. Cellular has not failed to make and does not expect to fail to make any scheduled payment of principal or interest under such indentures.

        U.S. Cellular's long-term debt indentures do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future.

Marketable Equity Securities and Forward Contracts

        U.S. Cellular and its subsidiaries hold or previously held marketable equity securities that are publicly traded and can have volatile share prices. U.S. Cellular and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganizations of other assets.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        The current investment in Rural Cellular Corporation ("RCCC") is the result of a consolidation of several cellular partnerships in which U.S. Cellular subsidiaries held interests in Rural Cellular, and the distribution of Rural Cellular stock in exchange for these interests. At December 31, 2007 and 2006, U.S. Cellular owned 370,882 Common Shares of RCCC. On July 30, 2007, RCCC announced that Verizon Wireless had agreed to purchase the outstanding shares of RCCC for $45 per share in cash. The acquisition is expected to close in the first half of 2008. If the transaction closes, U.S. Cellular will receive approximately $16.7 million in cash, recognize a $16.4 million pre-tax gain and cease to own any interest in RCCC.

        The former investment in Vodafone ADRs resulted from certain dispositions of non-strategic cellular investments to or settlements with AirTouch Communications, Inc. ("AirTouch"), in exchange for stock of AirTouch, which was then acquired by Vodafone Group PLC ('Vodafone") whereby U.S. Cellular received American Depositary Receipts ("ADRs") representing Vodafone stock. At an Extraordinary General Meeting held on July 25, 2006, shareholders of Vodafone approved a Special Distribution of £0.15 per share (£1.50 per ADR) and a Share Consolidation under which every 8 ADRs of Vodafone were consolidated into 7 ADRs. As a result of the Special Distribution which was paid on August 18, 2006, U.S. Cellular received approximately $28.6 million in cash; this amount, representing a return of capital for financial statement purposes, was recorded as a reduction in the accounting cost basis of the marketable equity securities. Also, as a result of the Share Consolidation which was effective on July 28, 2006, U.S. Cellular's previous 10,245,370 Vodafone ADRs were consolidated into 8,964,698 Vodafone ADRs.

        At December 31, 2006, a subsidiary of U.S. Cellular held a number of variable prepaid forward contracts ("forward contracts") related to the Vodafone ADRs. The forward contracts matured in May 2007. U.S. Cellular settled the forward contracts by delivery of substantially all of the Vodafone ADRs pursuant to the formula and then disposed of all remaining Vodafone ADRs. As a result, as of December 2007, U.S. Cellular no longer owned any Vodafone ADRs and no longer had any liability or other obligations under the related forward contracts. U.S. Cellular recognized a pre-tax gain of $131.7 million at the time of delivery and sale of the shares. U.S. Cellular incurred a current tax liability in the amount of $35.5 million at the time of delivery and sale of the remaining shares.

        Until May 2007, when it settled the forward contracts as described above, U.S. Cellular was required to comply with certain covenants under the forward contracts. On November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late with certain SEC filings. Before U.S. Cellular filed the foregoing restatements and became current in its SEC filings on or prior to April 23, 2007, the restatements and late filings resulted in defaults under certain forward contracts. However, U.S. Cellular was not in violation of any covenants that required U.S. Cellular to maintain certain financial ratios and U.S. Cellular did not fail to make any scheduled payments. U.S. Cellular received waivers from the counterparty associated with such forward contracts, under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatements and late filings.

Capital Expenditures

        U.S. Cellular's estimated capital expenditures for 2008 are approximately $590 - $640 million. These expenditures primarily address the following needs:

  •
  Expand and enhance U.S. Cellular's coverage in its service areas;

  •
  Provide additional capacity to accommodate increased network usage by current customers; and

  •
  Enhance U.S. Cellular's retail store network and office systems.

        U.S. Cellular plans to finance its capital expenditures program using cash on hand, cash flows from operating activities and short-term debt.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisitions, Divestitures and Exchanges

        U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and of maximizing its long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those markets and wireless interests that are not strategic to its long-term success. U.S. Cellular may from time-to-time be engaged in negotiations relating to the acquisition, divestiture or exchange of companies, strategic properties or wireless spectrum. In addition, U.S. Cellular may participate as a bidder, or member of a bidding group, in auctions administrated by the FCC.

Auction 73

        From time to time, the FCC conducts auctions through which additional spectrum is made available for the provision of wireless services. The FCC previously auctioned some spectrum in the 700 megahertz band. An FCC auction of additional spectrum in the 700 megahertz band, designated by the FCC as Auction 73, began on January 24, 2008. U.S. Cellular is participating in Auction 73 indirectly through its interest in King Street Wireless, L.P. ("King Street Wireless"), which is participating in Auction 73. A subsidiary of U.S. Cellular is a limited partner in King Street Wireless. King Street Wireless intends to qualify as a "designated entity," and thereby be eligible for bid credits with respect to spectrum purchased in Auction 73.

        In January 2008, U.S. Cellular made capital contributions and advances to King Street Wireless and/or its general partner of $97 million to allow King Street Wireless to participate in Auction 73. King Street Wireless is in the process of developing its long-term business and financing plans. Pending finalization of King Street Wireless' permanent financing plans, and upon request by King Street Wireless, U.S. Cellular may agree to make additional capital contributions and/or advances to King Street Wireless and/or its general partner. U.S. Cellular will consolidate King Street Wireless and King Street Wireless, Inc., the general partner of King Street Wireless, for financial reporting purposes, pursuant to the guidelines of FIN 46(R), as U.S. Cellular anticipates benefiting from or absorbing a majority of King Street Wireless' expected gains or losses.

        FCC anti-collusion rules place certain restrictions on business communications and disclosures by participants in an FCC auction. As noted above, Auction 73 began on January 24, 2008. If certain reserve prices are not met, the FCC will follow Auction 73 with a contingent auction, referred to as Auction 76. For purposes of applying its anti-collusion rules, the FCC has determined that both auctions will be treated as a single auction, which means that, in the event that the contingent auction is needed, the anti-collusion rules would last from the application deadline for Auction 73, which was December 3, 2007, until the deadline by which winning bidders in Auction 76 must make the required down payment. The FCC anti-collusion rules place certain restrictions on business communications with other companies and on public disclosures relating to U.S. Cellular's participation in an FCC auction. For instance, these anti-collusion rules may restrict the normal conduct of U.S. Cellular's business and/or disclosures by U.S. Cellular relating to the auctions, which could last 3 to 6 months or more. As of the time of filing this report, Auction 73 was still in progress.

        There is no assurance that King Street Wireless will be successful in the auctions or that acceptable spectrum will be available at acceptable prices in the auction. If King Street Wireless is successful in Auction 73, it may be required to raise additional capital through a combination of additional debt and/or equity financing. In such case, U.S. Cellular may make additional capital contributions to King Street Wireless and/or its general partner to provide additional funding of any licenses granted to King Street Wireless pursuant to Auction 73. The possible amount of such additional capital contributions is not known at this time but could be substantial. In such case, U.S. Cellular may finance such amounts from cash on hand, from borrowings under its revolving credit agreement and/or long-term debt. There is no

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

assurance that U.S. Cellular will be able to obtain such additional financing on commercially reasonable terms or at all.

2007 Activity

Transactions Pending as of December 31, 2007:

        On December 3, 2007, U.S. Cellular entered into an agreement to acquire six 12 megahertz C block lower 700 megahertz licenses in Maine for $5.0 million in cash. This transaction is expected to close in 2008.

        On November 30, 2007, U.S. Cellular entered into an exchange agreement with Sprint Nextel which calls for U.S. Cellular to receive personal communication service ("PCS") spectrum in eight licenses covering portions of four states (Oklahoma, West Virginia, Maryland and Iowa) and in exchange for U.S. Cellular to deliver PCS spectrum in eight licenses covering portions of Illinois. The exchange of licenses will provide U.S. Cellular with additional spectrum to meet anticipated future capacity and coverage requirements in several of its key markets. Six of the licenses that U.S. Cellular will receive will add spectrum in areas where U.S. Cellular currently provides service and two of the licenses are in areas that will provide incremental population of approximately 88,000. The eight licenses that U.S. Cellular will deliver are in areas where U.S. Cellular currently provides service and has what it considers an excess of spectrum (i.e., it has more spectrum than is expected to be needed to continue to provide high quality service). No cash, customers, network assets or other assets or liabilities will be included in the exchange, which is expected to be completed during the first half of 2008. As a result of this exchange transaction, U.S. Cellular recognized a pre-tax loss on exchange of assets of $20.8 million during 2007.

Transactions Completed as of December 31, 2007:

        On December 3, 2007, U.S. Cellular acquired a 12 megahertz C block lower 700 megahertz license in Kansas for $3.2 million in cash.

        On February 1, 2007, U.S. Cellular purchased 100% of the membership interests of Iowa 15 Wireless, LLC ("Iowa 15") and obtained the 25 megahertz FCC cellular license to provide wireless service in Iowa Rural Service Area ("RSA") 15 for approximately $18.2 million in cash. This acquisition increased investments in licenses, goodwill and customer lists by $7.9 million, $5.9 million and $1.6 million, respectively. The goodwill of $5.9 million is deductible for income tax purposes.

        In aggregate, acquisitions, divestitures and exchanges in 2007 increased Licenses by $11.1 million, Goodwill by $5.9 million and Customer lists by $1.6 million.

2006 Activity

        U.S. Cellular is a limited partner in Barat Wireless, L.P. ("Barat Wireless"), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 66. Barat Wireless was qualified to receive a 25% bid credit available to "very small businesses", defined as businesses having annual gross revenues of less than $15 million. At the conclusion of the auction on September 18, 2006, Barat Wireless was the successful bidder with respect to 17 licenses for which it had bid $127.1 million, net of its bid credit. On April 30, 2007, the FCC granted Barat Wireless' applications with respect to the 17 licenses for which it was the successful bidder. These 17 license areas cover portions of 20 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

        Barat Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2007, U.S. Cellular had made capital contributions and advances to Barat Wireless and/or its general partner of $127.2 million, which are included in Licenses in the Consolidated Balance Sheets. Barat Wireless used the funding to pay the FCC an initial deposit of $79.9 million on July 14, 2006 to allow it to participate in Auction 66. On October 18, 2006, Barat Wireless paid the balance due at the

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

conclusion of the auction for the licenses with respect to which Barat Wireless was the successful bidder; such amount totaled $47.2 million. For financial statement purposes, U.S. Cellular consolidates Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless, pursuant to the guidelines of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, ("FIN 46(R)"), as U.S. Cellular anticipates benefiting from or absorbing a majority of Barat Wireless' expected gains or losses. Pending finalization of Barat Wireless' permanent financing plan, and upon request by Barat Wireless, U.S. Cellular may agree to make additional capital contributions and advances to Barat Wireless and/or its general partner.

        In October 2006, U.S. Cellular's interest in Midwest Wireless Communications, LLC ("Midwest Wireless") was sold to ALLTEL Corporation. In connection with the sale, U.S. Cellular became entitled to receive approximately $106.0 million in cash with respect to its interest in Midwest Wireless. Of this amount, $95.1 million was distributed upon closing and $10.9 million was held in escrow to secure certain true-up, indemnification and other possible adjustments; the funds held in escrow were to be distributed in installments over a period of four to fifteen months following the closing. During 2007, U.S. Cellular received $4.0 million of funds that were distributed from the escrow, plus interest of $0.3 million. On January 8, 2008, U.S. Cellular received a final distribution from the escrow of $6.3 million, plus interest of $0.5 million.

        In April 2006, U.S. Cellular purchased the remaining ownership interest in a Tennessee wireless market, in which it had previously owned a 16.7% interest, for approximately $18.9 million in cash. This acquisition increased investments in licenses, goodwill and customer lists by $5.5 million, $4.0 million and $2.0 million, respectively. The $4.0 million of goodwill is not deductible for income tax purposes.

        In aggregate, the 2006 acquisitions, divestitures and exchanges increased Licenses by $132.7 million, Goodwill by $4.1 million and Customer lists by $2.0 million.

2005 Activity

        On December 19, 2005, U.S. Cellular completed an exchange of certain wireless markets in Kansas, Nebraska and Idaho with a subsidiary of ALLTEL. Under the agreement, U.S. Cellular acquired fifteen RSA markets in Kansas and Nebraska in exchange for two RSA markets in Idaho and $57.1 million in cash, as adjusted. U.S. Cellular also capitalized $2.6 million of acquisition-related costs. In connection with the exchange, U.S. Cellular recorded a pre-tax gain of $44.7 million in 2005, which is included in (Gain) loss on sales of assets in the Consolidated Statements of Operations. The gain represented the excess of the fair value of assets acquired and liabilities assumed over the sum of cash and net carrying value of assets and liabilities delivered in the exchange.

        U.S. Cellular is a limited partner in Carroll Wireless L.P. ("Carroll Wireless"), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 58. Carroll Wireless was qualified to bid on "closed licenses" that were available only to companies included under the FCC definition of "entrepreneurs," which are small businesses that have a limited amount of assets and revenues. In addition, Carroll Wireless bid on "open licenses" that were not subject to restriction. With respect to these licenses, however, Carroll Wireless was qualified to receive a 25% bid credit available to "very small businesses" which were defined as having average annual gross revenues of less than $15 million. Carroll Wireless was a successful bidder for 16 licenses in Auction 58, which ended on February 15, 2005. The aggregate amount paid to the FCC for the 16 licenses was $129.7 million, net of the discounts to which Carroll Wireless was entitled. These 16 licenses cover portions of 10 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

        Carroll Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2007, U.S. Cellular had made capital contributions and advances to Carroll Wireless and/or its general partner of approximately $129.9 million; of this amount $129.7 million is included in Licenses in the Consolidated Balance Sheets. For financial statement purposes, U.S. Cellular consolidates Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless, pursuant to

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

the guidelines of FIN 46(R), as U.S. Cellular anticipates benefiting from or absorbing a majority of Carroll Wireless' expected gains or losses. Pending finalization of Carroll Wireless' permanent financing plan, and upon request by Carroll Wireless, U.S. Cellular may agree to make additional capital contributions and advances to Carroll Wireless and/or its general partner. U.S. Cellular has approved additional funding of $1.4 million of which $0.1 million was provided to Carroll Wireless as of December 31, 2007.

        In the first quarter of 2005, U.S. Cellular adjusted the previously reported gain related to its sale to ALLTEL of certain wireless properties on November 30, 2004. The adjustment of the gain, which resulted from a working capital adjustment that was finalized in the first quarter of 2005, increased the total gain on the sale by $0.6 million to $38.6 million.

        In addition, in 2005, U.S. Cellular purchased one new wireless market and certain minority interests in other wireless markets in which it already owned a controlling interest for $6.9 million in cash. As a result of these acquisitions, U.S. Cellular's Licenses, Goodwill and Customer lists were increased by $3.9 million, $0.3 million and $1.2 million, respectively.

        In aggregate, the 2005 acquisitions, divestitures and exchanges increased Licenses by $133.5 million, Goodwill by $28.2 million and Customer lists by $32.7 million.

Common Share Repurchase Program

        The Board of Directors of U.S. Cellular has authorized the repurchase of up to 1% of the outstanding U.S. Cellular Common Shares held by non-affiliates on a quarterly basis, primarily for use in employee benefit plans (the "Limited Authorization"). This authorization does not have an expiration date.

        On March 6, 2007, the Board of Directors of U.S. Cellular authorized the repurchase of up to 500,000 Common Shares of U.S. Cellular (the "Additional Authorization") from time to time through open market purchases, block transactions, private transactions or other methods. This authorization was in addition to U.S. Cellular's existing Limited Authorization discussed above, and was scheduled to expire on March 6, 2010. However, because this authorization was fully utilized in connection with the April 4, 2007 accelerated share repurchases discussed below, no further purchases are available under this authorization.

        U.S. Cellular entered into accelerated share repurchase ("ASR") agreements to purchase its shares through an investment banking firm in private transactions. The repurchased shares are held as treasury shares. In connection with each ASR, the investment banking firm purchased an equivalent number of shares in the open-market over time. Each program was required to be completed within two years of the trade date of the respective ASR. At the end of each program, U.S. Cellular received or paid a price adjustment based on the average price of shares acquired by the investment banking firm pursuant to the ASR during the purchase period, less a negotiated discount. The purchase price adjustment can be settled, at U.S. Cellular's option, in cash or in U.S. Cellular Common Shares.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        Activity related to U.S. Cellular's repurchases of shares through ASR transactions on April 4, July 10 and October 25, 2007, and its obligations to the investment banking firm, are detailed in the table below.

(Dollars in thousands, except per share amounts)	April 4, 2007	July 10, 2007	October 25, 2007	Totals
Number of Shares Repurchased by U.S. Cellular(1)	670,000	168,000	168,000	1,006,000
Initial purchase price to investment banking firm	$49,057	$16,145	$16,215	$81,417
Weighted average price of initial purchase(2)	$73.22	$96.10	$96.52	$80.93
ASR Settled as of December 31, 2007(3)
Additional amount paid to investment banking firm	$6,485	—	—	$6,485
Final total cost of shares	$55,542	—	—	$55,542
Final weighted average price	$82.90	—	—	$82.90
Number of shares purchased by investment banking firm and settled	670,000	—	—	670,000
Number of Shares Purchased by Investment Banking Firm for Open ASRs (As of December 31, 2007)	—	63,665	—	63,665
Average price of shares, net of discount, purchased by investment banking firm	—	$85.70	—	$85.70
(Refund due) from investment banking firm for shares purchased through December 31, 2007(4)	—	$(661)	—	$(661)
Equivalent number of shares that would be delivered by investment banking firm based on December 31, 2007 closing price(5)	—	7,861	—	7,861
Settlement of ASRs Subsequent to December 31, 2007(6)
(Refund) paid by investment banking firm	—	$(2,080)	$(2,474)	$(4,554)
Final total cost of shares, less discount plus commission	—	$14,065	$13,741	$27,806
Final weighted average price(2)	—	$83.72	$81.79	$82.76

(1)
The repurchased shares are being held as treasury shares.

(2)
Weighted average price includes any per share discount and commission paid to the investment banking firm.

(3)
The April 4, 2007 ASR was settled in cash on December 18, 2007. The other ASRs were not settled and were open as of December 31, 2007, but were settled in January 2008. See Note (6) below.

(4)
Represents the purchase price adjustment owed to U.S. Cellular by the investment banking firm as of December 31, 2007 for the shares purchased through such date, based on the difference between the price paid per share by U.S. Cellular in connection with the ASR, and the average price paid per share by the investment banking firm, less the discount plus the commission.

(5)
Represents the number of additional U.S. Cellular Common Shares that would need to be delivered by the investment banking firm based on the closing price of $84.10 on December 31, 2007, if U.S. Cellular elected to settle the refund due described in footnote (4) with shares.

(6)
At December 31, 2007, there were 272,335 shares remaining to be purchased by the investment banking firm pursuant to the July 10, 2007 and October 25, 2007 ASRs. Such ASRs both were settled in cash in January 2008. The table above shows the final settlement amounts of such ASRs. Accordingly, since the actual settlement amounts and final total costs are known, no additional information is provided about the sensitivity of such ASRs to a change in the U.S. Cellular stock price as of December 31, 2007.

        All of the ASRs were settled in cash and resulted in an adjustment to U.S. Cellular's additional paid in capital upon the respective settlements.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        U.S. Cellular did not repurchase any Common Shares in 2006 and 2005.

        Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued 881,000, 633,000 and 754,000 treasury shares in 2007, 2006 and 2005, respectively.

Contractual or Other Obligations

        At December 31, 2007, the resources required for contractual obligations were as follows:

		Payments due by Period
(Dollars in millions)	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt obligations(1)	$1,002.3	$—	$10.0	$—	$992.3
Interest payments on long-term debt obligations	1,887.6	73.5	145.8	145.2	1,523.1
Operating leases(2)	874.7	113.0	182.0	115.3	464.4
Capital leases	2.6	0.6	0.4	0.4	1.2
Purchase obligations(3)(4)(5)	591.1	333.6	166.6	42.1	48.8

	$4,358.3	$520.7	$504.8	$303.0	$3,029.8

(1)
Scheduled debt repayments include long-term debt and the current portion of long-term debt. See Note 14—Long-Term Debt and Forward Contracts in Notes to Consolidated Financial Statements.

(2)
Includes future lease costs related to office space, retail sites, cell sites and equipment.

(3)
Includes obligations payable under noncancellable contracts and includes commitments for network facilities and transport services, agreements for software licensing, and long-term marketing programs.

(4)
Does not include amounts in any period for post-retirement benefits because U.S. Cellular does not have any post-retirement benefit obligations.

(5)
Does not include amounts related to capital contributions and advances made during January 2008 to King Street Wireless and/or its general partner of $97 million to provide initial funding of King Street Wireless' participation in Auction 73.

        The Contractual and Other Obligations table above does not include any liabilities related to unrecognized tax benefits under FIN 48 since U.S. Cellular is unable to reasonably predict the ultimate amount or timing of settlement of such FIN 48 liabilities. See Note 4—Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

Sale of Certain Accounts Receivable

        In December 2006, U.S. Cellular entered into an agreement to sell $226.0 million face amount of accounts receivable written off in previous periods; the proceeds from the sale were $5.9 million. The agreement transferred all rights, title, and interest in the account balances, along with the right to collect all amounts due, to the buyer. The sale was subject to a 180-day period in which the buyer was entitled to request a refund for any unenforceable accounts. The transaction was recognized as a sale during the fourth quarter of 2006 in accordance with the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with the gain deferred until expiration of the recourse period. During the second quarter of 2007, U.S. Cellular recognized a gain of $5.0 million, net of refunds for unenforceable accounts. The gain is included in Selling, general and administrative expense in the Consolidated Statements of Operations. All expenses related to the transaction were recognized in the period incurred.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

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

        U.S. Cellular has certain investments in unconsolidated entities that represent variable interests. The investments in unconsolidated entities total $157.6 million as of December 31, 2007 and are accounted for using either the equity or cost method. U.S. Cellular's maximum loss exposure for these variable interests is limited to the aggregate carrying amount of the investments.

        U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. These agreements include certain asset sales and financings with other parties. The terms of the indemnification vary by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific; however, these agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Accordingly, no amounts have been recorded in the financial statements related to such agreements. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

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

        Management believes the following critical accounting estimates reflect its more significant judgments and estimates used in the preparation of U.S. Cellular's consolidated financial statements. Management has discussed the development and selection of each of the following accounting policies and estimates and disclosures with the audit committee of U.S. Cellular's Board of Directors.

Revenue Recognition

        Service revenues are recognized as earned and equipment revenues are recognized when title passes to the agent or end-user customer. U.S. Cellular recognizes revenue for access charges and other services charged at fixed amounts ratably over the service period, net of credits and adjustments for service discounts, billing disputes and fraud or unauthorized usage. U.S. Cellular recognizes revenue related to usage in excess of minutes provided in its rate plans at contractual rates per minute as minutes are used; revenue related to long distance service is recognized in the same manner. Additionally, U.S. Cellular recognizes revenue related to data usage based on contractual rates per kilobyte as kilobytes are used; revenue based on per-use charges, such as for the use of premium services, is recognized as the charges are incurred. As a result of its multiple billing cycles each month,

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

U.S. Cellular is required to estimate the amount of subscriber revenues earned but not billed or billed but not earned from the end of each billing cycle to the end of each reporting period. These estimates are based primarily upon historical billed minutes. U.S. Cellular's revenue recognition policies are in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition and FASB Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

Licenses and Goodwill

        As of December 31, 2007, U.S. Cellular reported $1,482.4 million of licenses and $491.3 million of goodwill, as a result of acquisitions of interests in wireless licenses and businesses. Licenses include those won by Barat Wireless in FCC Auction 66 completed in September 2006 and by Carroll Wireless in FCC Auction 58 completed in February 2005, as well as license rights that will be received when the 2003 AT&T Wireless exchange transaction is fully completed.

        See Note 7—Licenses and Goodwill in the Notes to Consolidated Financial Statements for a schedule of license and goodwill activity in 2007 and 2006.

        Licenses and goodwill must be reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. U.S. Cellular performs the annual impairment review on licenses and goodwill during the second quarter of its fiscal year.

        The intangible asset impairment test consists of comparing the fair value of the intangible asset to the carrying amount of the intangible asset. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit as identified in accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142") to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities of the reporting unit is the implied fair value of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss of goodwill is recognized for that difference.

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

        U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2007 and 2006, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represent five geographic groupings of FCC licenses, constituting five geographic service areas.

        For purposes of impairment testing of goodwill, U.S. Cellular prepares valuations of each of the five reporting units. A discounted cash flow approach is used to value each of the reporting units, using value drivers and risks specific to each individual geographic region. The cash flow estimates incorporate

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process are the discount rate, estimated future cash flows, projected capital expenditures and terminal value multiples.

        U.S. Cellular tests licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of impairment testing of licenses in 2007 and 2006, U.S. Cellular combined its FCC licenses into eleven units of accounting pursuant to FASB Emerging Issues Task Force Issue 02-7, Units of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets ("EITF 02-7"), and SFAS 142. Six of such units of accounting represent geographic groupings of licenses that, because they are currently undeveloped and not expected to generate cash flows from operating activities in the foreseeable future, are considered separate units of accounting for purposes of impairment testing.

        For purposes of impairment testing of licenses, U.S. Cellular prepares valuations of each of the units of accounting which consist of developed licenses using an excess earnings methodology. This excess earnings methodology estimates the fair value of the intangible assets (FCC license units of accounting) by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill. For units of accounting which consist of undeveloped licenses, U.S. Cellular prepares estimates of fair value for each unit of accounting by reference to fair market values indicated by recent auctions and market transactions.

        The annual impairment tests for investments in licenses and goodwill were performed in the second quarter of 2007, 2006 and 2005. Such impairment tests indicated that there was an impairment of licenses totaling $2.1 million in 2007; the loss is included in Amortization and accretion in the Consolidated Statements of Operations. There was no impairment of licenses in 2006 and 2005, and no impairment of goodwill in 2007, 2006 and 2005. In addition, as a result of the exchange of licenses with Sprint Nextel, U.S. Cellular recognized a pre-tax loss of $20.8 million during the fourth quarter of 2007.

Property, Plant and Equipment

        U.S. Cellular provides for depreciation on its property, plant and equipment using the straight-line method over the estimated useful lives of the assets. U.S. Cellular depreciates its leasehold improvement assets associated with leased properties over periods ranging from one to thirty years, which approximates the shorter of the assets' economic lives or the specific lease terms, as defined in SFAS No. 13, Accounting for Leases ("SFAS 13"), as amended. Annually, U.S. Cellular reviews its property, plant and equipment to assess whether the estimated useful lives are appropriate. The estimated useful lives of property, plant and equipment is a critical accounting estimate because changing the lives of assets can result in larger or smaller charges for depreciation expense. Factors used in determining useful lives include technology changes, regulatory requirements, obsolescence and type of use.

        U.S. Cellular did not materially change the useful lives of its property, plant and equipment in the years ended December 31, 2007, 2006 and 2005.

        In 2007, 2006 and 2005, (gain)/loss on asset disposals/exchanges included charges of $34.1 million, $19.6 million and $20.4 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service. In 2007, U.S. Cellular conducted a physical inventory of its significant cell site and switching assets. As a result, (gain)/loss on asset disposals/exchanges included a charge of $14.6 million in 2007 to reflect the results of the physical inventory and related valuation and reconciliation.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        Given the pace at which technology may change in the wireless industry, U.S. Cellular reviews long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the assets might be impaired. The tangible asset impairment test is a two-step process. The first step compares the carrying value of the assets with the estimated undiscounted cash flows over the remaining asset life. If the carrying value of the assets is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the estimated fair value of the assets to the carrying value of the assets. If the estimated fair value of the assets is less than the carrying value of the assets, an impairment loss is recognized for the difference.

        The fair value of a tangible long-lived asset is the amount at which that asset could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique with which to estimate the fair value of the long-lived asset. The use of this technique involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or the use of different valuation methodologies could create materially different results.

        The annual review of long-lived assets for impairment did not identify any impairment losses in 2007, 2006 or 2005.

Asset Retirement Obligations

        U.S. Cellular is subject to asset retirement obligations associated with its leased cell sites, retail store sites and office locations. Asset retirement obligations generally include obligations to restore leased land and retail store and office premises to their pre-existing conditions. The asset retirement obligation is included in Other deferred liabilities and credits in the Consolidated Balance Sheets.

        U.S. Cellular accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143") and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"), which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations as a gain or loss.

        The calculation of the asset retirement obligation for U.S. Cellular is a critical accounting estimate because changing the factors used in calculating the obligation could result in larger or smaller estimated obligations that could have a significant impact on its results of operations and financial condition. Such factors may include probabilities or likelihood of remediation, cost estimates, lease renewals, salvage values, and the estimated remediation dates. Actual results may differ materially from estimates under different assumptions or conditions.

        See Note 12—Asset Retirement Obligations in the Notes to Consolidated Financial Statements for details regarding U.S. Cellular's asset retirement obligations.

Income Taxes

        U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to the TDS Tax Allocation Agreement which

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

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

        The accounting for income taxes, the amounts of income tax assets and liabilities and the related income tax provision, and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to U.S. Cellular's financial condition and results of operations.

        The preparation of the consolidated financial statements requires U.S. Cellular to calculate its provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes, as well as estimating the impact of potential adjustments to filed tax returns. These temporary differences result in deferred tax assets and liabilities, which are included in U.S. Cellular's Consolidated Balance Sheet. U.S. Cellular must then assess the likelihood that deferred tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance that is established for deferred tax assets.

        Effective January 1, 2007, U.S. Cellular adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, U.S. Cellular must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

        See Note 4—Income Taxes in the Notes to Consolidated Financial Statements for details regarding U.S. Cellular's income tax provision, deferred income taxes and liabilities, valuation allowances and unrecognized tax benefits, including information regarding estimates that impact income taxes.

Allowance for Doubtful Accounts

        The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectibility. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectibility depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular does not have any off-balance sheet credit exposure related to its customers. Recent economic events have caused the consumer credit market to tighten for certain consumers. This may cause U.S. Cellular's bad debt expense to increase in future periods. U.S. Cellular will continue to monitor its accounts receivable balances and related allowance for doubtful accounts on an ongoing basis to assess whether it has adequately provided for potentially uncollectible amounts.

        See Note 1—Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements for additional information regarding U.S. Cellular's allowance for doubtful accounts.

Stock-based Compensation

        As described in more detail in Note 19 of the Notes to Consolidated Financial Statements, U.S. Cellular has established or participates in a long-term incentive plan and an employee stock purchase plan which are stock-based compensation plans. Prior to January 1, 2006, U.S. Cellular

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

accounted for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations as allowed by SFAS No. 123, Accounting for Stock Based Compensation, ("SFAS 123"). Accordingly, prior to 2006, compensation cost for share-based payments was measured using the intrinsic value method as prescribed by APB 25. Under the intrinsic value method, compensation cost is measured as the amount by which the market value of the underlying equity instrument on the grant date exceeds the exercise price. Effective January 1, 2006, U.S. Cellular adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized during the years ended December 31, 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

        Upon adoption of SFAS 123(R), U.S. Cellular elected to value share-based payment transactions using a Black-Scholes valuation model. This model requires assumptions regarding a number of complex and subjective variables. The variables include U.S. Cellular's expected stock price volatility over the term of the awards, expected forfeitures, time of exercise, risk-free interest rate and expected dividends. Different assumptions could create different results.

        U.S. Cellular used the assumptions shown in the table below in valuing stock options granted in 2007, 2006 and 2005:

	2007	2006	2005
Expected Life	3.1 Years	3.0 Years	3.0 Years
Expected Volatility	22.5% - 25.7%	23.5% - 25.2%	36.5%
Dividend Yield	0%	0%	0%
Risk-free Interest Rate	3.3% - 4.8%	4.5% - 4.7%	3.9%
Estimated Annual Forfeiture Rate	9.6%	4.4%	4.3%

        U.S. Cellular estimates the expected life of option awards based on historical experience. Expected volatility is estimated using historical volatility calculated over the most recent period equal to the expected term of the option. Risk-free interest rate is the rate of return of a zero-coupon treasury bond that matures over approximately the same time period as the expected term of the option awards. Because U.S. Cellular has never paid a dividend and has expressed its intention to retain all future earnings in the business, the expected dividend yield is estimated at 0%.

        Under the provisions of SFAS 123(R), stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that are expected to ultimately vest. The estimated forfeiture rates used by U.S. Cellular are based primarily on historical experience.

        Total compensation cost for stock options granted by U.S. Cellular in 2007 was estimated to be $6.6 million; the amount charged to expense in 2007 was $3.8 million. The table below illustrates the impact of a 10% change in the assumptions that have the most significant impact on valuation of stock options granted by U.S. Cellular in 2007.

	Increase (Decrease) in 2007 Expense		Increase (Decrease) in Expense Over Vesting Period of Options
Dollars in Thousands	10% Increase	10% Decrease	10% Increase	10% Decrease
Assumption:
Expected Life	$179	$(186)	$447	$(465)
Expected Volatility	$190	$(190)	$474	$(474)
Risk-free Interest Rate	$91	$(88)	$228	$(219)

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

Contingencies, Indemnities and Commitments

        Contingent obligations not related to income taxes, including indemnities, litigation and other possible commitments are accounted for in accordance with SFAS No. 5, Accounting for Contingencies ("SFAS 5"), which requires that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, those contingencies that are deemed to be probable and where the amount of the loss is reasonably estimable are accrued in the financial statements. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred, even if the amount is not estimable. The assessment of contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of contingencies could differ materially from amounts accrued in the financial statements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular's selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arm's- length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses to the total assets, employees, investment in property, plant and equipment and expenses of TDS. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in U.S. Cellular's consolidated financial statements. Billings from TDS to U.S. Cellular totaled $121.8 million, $108.9 million and $87.0 million for 2007, 2006 and 2005, respectively.

        U.S. Cellular has a Cash Management Agreement with TDS under which U.S. Cellular may from time to time deposit its excess cash with TDS for investment under TDS' cash management program. Deposits made under the agreement are available to U.S. Cellular on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. In 2007 and 2006, U.S. Cellular did not have deposits with TDS applicable to this agreement. Interest income from such deposits was $16,000 in 2005.

        TDS made a $2.9 million capital contribution to U.S. Cellular in 2005 to allocate certain income tax credits taken on the 2004 TDS consolidated income tax return.

        The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and the Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $6.6 million in 2007, $6.9 million in 2006 and $4.7 million in 2005.

        The Audit Committee of the Board of Directors is responsible for the review and oversight of all related party transactions as such term is defined by the rules of the American Stock Exchange.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY STATEMENT

        This Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders contain statements that are not based on historical fact, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

  •
  Intense competition in the markets in which U.S. Cellular operates could adversely affect U.S. Cellular's revenues or increase its costs to compete.

  •
  A failure by U.S. Cellular's service offerings to meet customer expectations could limit U.S. Cellular's ability to attract and retain customers and could have an adverse effect on U.S. Cellular's operations.

  •
  U.S. Cellular's system infrastructure may not be capable of supporting changes in technologies and services expected by customers, which could result in lost customers and revenues.

  •
  An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to U.S. Cellular could have an adverse effect on U.S. Cellular's business, financial condition or results of operations. Such agreements cover traditional voice services as well as data services, which are an area of strong growth for U.S. Cellular and other carriers. U.S. Cellular's rate of adoption of new technologies, such as those enabling high-speed data services, could affect its ability to enter into or maintain roaming agreements with other carriers.

  •
  Changes in access to content for data or video services or access to new handsets being developed by vendors, or an inability to manage its supply chain or inventory successfully, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  A failure by U.S. Cellular's business to acquire adequate radio spectrum could have an adverse effect on U.S. Cellular's business and operations.

  •
  U.S. Cellular is currently participating and, to the extent conducted by the FCC, likely to participate in FCC auctions of additional spectrum in the future and, during certain periods, will be subject to the FCC's anti-collusion rules, which could have an adverse effect on U.S. Cellular.

  •
  An inability to attract and/or retain management, technical, sales and other personnel could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  U.S. Cellular's assets are concentrated in the U.S. wireless telecommunications industry. As a result, its results of operations may fluctuate based on factors related entirely to conditions in this industry.

  •
  Consolidation in the telecommunications industry could adversely affect U.S. Cellular's revenues and increase its costs of doing business.

  •
  Changes in general economic and business conditions, both nationally and in the markets in which U.S. Cellular operates, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  Changes in various business factors could have an adverse effect on U.S. Cellular's business, financial condition or results of operations. These factors include, but are not limited to demand for or usage of services; the pricing of services; the overall size and growth rate of U.S. Cellular's customer base; average revenue per unit; penetration rates; churn rates; selling expenses; net

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

    customer acquisition and retention costs; roaming rates; minutes of use; the mix of products and services offered by U.S. Cellular and purchased by customers; and the costs of providing products and services.

  •
  Advances or changes in telecommunications technology, such as Voice over Internet Protocol, WiMAX or Long-Term Evolution (LTE) could render certain technologies used by U.S. Cellular obsolete, could reduce U.S. Cellular's revenues or could increase its costs of doing business.

  •
  Changes in U.S. Cellular's enterprise value, changes in the supply or demand of the market for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of U.S. Cellular's license costs, goodwill, customer lists and/or physical assets.

  •
  Costs, integration problems or other factors associated with acquisitions/divestitures of properties or licenses and/or expansion of U.S. Cellular's business could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  A significant portion of U.S. Cellular's revenues is derived from customers who buy services through independent agents and dealers who market U.S. Cellular's services on a commission basis. If U.S. Cellular's relationships with these agents and dealers are seriously harmed, its revenues could be adversely affected.

  •
  U.S. Cellular's investments in technologies which are unproven or for which success has not yet been demonstrated may not produce the benefits that U.S. Cellular expects.

  •
  A failure by U.S. Cellular to complete significant network construction and system implementation as part of its plans to improve the quality, coverage, capabilities and capacity of its network could have an adverse effect on its operations.

  •
  Financial difficulties of U.S. Cellular's key suppliers or vendors, or termination or impairment of U.S. Cellular's relationships with such suppliers or vendors, could result in a delay or termination of U.S. Cellular's receipt of equipment, services or content which could adversely affect U.S. Cellular's business and results of operations.

  •
  U.S. Cellular has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on U.S. Cellular's results of operations or financial condition.

  •
  War, conflicts, hostilities and/or terrorist attacks or equipment failure, power outages, natural disasters or breaches of network or information technology security could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  The market price of U.S. Cellular's Common Shares is subject to fluctuations due to a variety of factors.

  •
  Changes in guidance or interpretations of accounting requirements, changes in industry practice, identification of errors or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

  •
  Restatements of financial statements by U.S. Cellular and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on U.S. Cellular's credit rating, liquidity, financing arrangements, capital resources and ability to access the capital markets, including pursuant to shelf registration statements; could adversely affect U.S. Cellular's listing arrangements on the American Stock Exchange and/or New York Stock Exchange; and/or could have other negative consequences, any of which could have an adverse effect on the trading prices of U.S. Cellular's publicly traded equity and/or debt and/or U.S. Cellular's business, financial condition or results of operations.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

  •
  The pending SEC investigation regarding the restatement of U.S. Cellular's financial statements could result in substantial expenses, and could result in monetary or other penalties.

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

  •
  A failure to successfully remediate the existing material weakness in internal control over financial reporting in a timely manner or the identification of additional material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  Early redemptions of debt or repurchases of debt, issuances of debt, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in U.S. Cellular's Management's Discussion and Analysis of Financial Condition and Results of Operations to be different from the amounts actually incurred.

  •
  An increase of U.S. Cellular's debt in the future could subject U.S. Cellular to various restrictions and higher interest costs and decrease its cash flows and earnings.

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

  •
  Settlements, judgments, restraints on its current or future manner of doing business or legal costs resulting from pending and future litigation could have an adverse effect on U.S. Cellular's financial condition, results of operations or ability to do business.

  •
  The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  There are potential conflicts of interests between TDS and U.S. Cellular.

  •
  Certain matters, such as control by TDS and provisions in the U.S. Cellular restated certificate of incorporation, may serve to discourage or make more difficult a change in control of U.S. Cellular.

  •
  Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and or any other financial or statistical information to vary from U.S. Cellular's forward-looking estimates by a material amount.

        You are referred to a further discussion of these risks as set forth under "Risk Factors" in U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2007. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

MARKET RISK

Long-Term Debt

        At December 31, 2007, the majority of U.S. Cellular's debt is in the form of long-term, fixed-rate notes with original maturities ranging up to 30 years. Fluctuations in market interest rates can lead to fluctuations in the fair values of these fixed-rate notes.

        The following table presents the scheduled principal payments on long-tem debt and the related weighted-average interest rates by maturity dates at December 31, 2007:

	Principal Payments Due by Period
(Dollars in millions)	Long-Term Debt Obligations	Weighted-Avg. Interest Rates on Long-Term Debt Obligations(1)
2008	$—	0.0%
2009	10.0	9.0%
2010	—	0.0%
2011	—	0.0%
2012	—	0.0%
After 5 Years	992.3	7.2%

Total	$1,002.3	7.3%

    (1)
    Represents the weighted-average interest rates at December 31, 2007 for debt maturing in the respective periods.

        At December 31, 2007 and 2006, the estimated fair value of long-term debt was $888.8 million and $1,005.3 million, respectively, and the average interest rate on this debt was 7.3% and 7.3%, respectively. The fair value was estimated using market prices for the 8.75% senior notes, 7.5% senior notes and 6.7% senior notes and discounted cash flow analysis for the remaining debt.

        At December 31, 2006, U.S. Cellular long-term debt included forward contracts consisting of variable rate debt. The estimated fair value and carrying value of the forward contracts was $159.9 million and the average interest rate was 5.9%. The fair value of the forward contracts approximated the carrying value due to the frequent repricing of these variable rate instruments. These contracts required quarterly interest payments at the LIBOR rate plus 50 basis points (the three-month LIBOR rate was 5.36% at December 31, 2006). The forward contracts matured in May 2007. See Note 14—Long-term Debt and Forward Contracts and Note 15—Financial Instruments and Derivatives of the Notes to Consolidated Financial Statements for additional information regarding the forward contracts.

Marketable Equity Securities and Derivatives

        U.S. Cellular holds or previously held available-for-sale marketable equity securities, which resulted from the sale of non-strategic investments. The market value of these investments aggregated $16.4 million at December 31, 2007 and $253.9 million at December 31, 2006. U.S. Cellular's cumulative net unrealized holding gain, net of tax, included in Accumulated other comprehensive income totaled $10.1 million and $77.5 million as of December 31, 2007 and 2006, respectively.

        At December 31, 2007 and 2006, U.S. Cellular owned 370,882 Common Shares of Rural Cellular Corporation ("RCCC"). On July 30, 2007, RCCC announced that Verizon Wireless has agreed to purchase the outstanding shares of RCCC for $45 per share in cash. The acquisition is expected to close in the first half of 2008. If the transaction closes, U.S. Cellular will receive approximately $16.7 million in cash, recognize a $16.4 million pre-tax gain and cease to own any interest in RCCC.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        At December 31, 2006, a subsidiary of U.S. Cellular owned Vodafone ADRs. This U.S. Cellular subsidiary had a number of variable prepaid forward contracts ("forward contracts") related to the Vodafone ADRs that it held. U.S. Cellular provided guarantees to the counterparties which provided assurance to the counterparties that all principal and interest amounts would be paid by its subsidiary when due. The economic hedge risk management objective of the forward contracts was to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside limit was hedged at or above the cost basis of the securities.

        Under the terms of the forward contracts, U.S. Cellular's subsidiary owned the contracted shares and received dividends paid on such contracted shares. The forward contracts, at U.S. Cellular's option, could have been settled in shares of the respective security or in cash, pursuant to formulas that "collared" the price of the shares. The collars effectively limited downside risk and upside potential on the contracted shares. The collars were typically contractually adjusted for any changes in dividends on the underlying shares. If the dividend increased, the collar's upside potential was typically reduced. If the dividend decreased, the collar's upside potential was typically increased.

        The forward contracts related to the Vodafone ADRs matured in May 2007. U.S. Cellular settled the forward contracts by electing to deliver Vodafone ADRs pursuant to the formula and then disposed of all remaining Vodafone ADRs. As a result, U.S. Cellular no longer owns any Vodafone ADRs and no longer has any liability or other obligations under the related forward contracts. U.S. Cellular recognized a pre-tax gain of $131.7 million at the time of delivery and sale of the shares. Since shares were delivered in the settlement of the forward contract, U.S. Cellular incurred a current tax liability in the amount of $35.5 million at the time of delivery and sale of shares.

        Deferred income taxes have been provided for the difference between the fair value basis and the income tax basis of the marketable equity securities and derivatives. Deferred tax assets and liabilities at December 31, 2007 and 2006 are summarized below.

	2007			2006
(Dollars in millions)
	Current	NonCurrent	Total	Current	NonCurrent	Total
Deferred Tax Assets
Derivative liability	$—	$—	$—	$32.6	$—	$32.6
Deferred Tax Liabilities
Marketable equity securities	$5.5	$—	$5.5	$67.9	$1.3	$69.2

        The following analysis presents the hypothetical change in the fair value of U.S. Cellular's marketable equity securities and derivative instruments at December 31, 2007 and 2006, using the Black-Scholes model and assuming hypothetical price fluctuations of plus and minus 10%, 20% and 30%.

		Valuation of investments assuming indicated increase
(Dollars in millions)	December 31, 2007 Fair Value
		+10%	+20%	+30%
Marketable Equity Securities	$16.4	$18.0	$19.7	$21.3

		Valuation of investments assuming indicated decrease
(Dollars in millions)	December 31, 2007 Fair Value
		-10%	-20%	-30%
Marketable Equity Securities	$16.4	$14.8	$13.1	$11.5

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

		Valuation of investments assuming indicated increase
Asset (Liability)	December 31, 2006 Fair Value
		+10%	+20%	+30%
(Dollars in millions)
Marketable Equity Securities	$253.9	$279.3	$304.7	$330.1
Derivative Instruments(1)	$(88.8)	$(114.6)	$(139.4)	$(164.3)

		Valuation of investments assuming indicated decrease
(Dollars in millions)	December 31, 2006 Fair Value
		-10%	-20%	-30%
Marketable Equity Securities	$253.9	$228.5	$203.1	$177.7
Derivative Instruments(1)	$(88.8)	$(64.8)	$(40.1)	$(15.8)

(1)
Represents the fair value of the derivative instrument assuming the indicated increase or decrease in the underlying securities.

        The table above presents hypothetical information as required by SEC rules. U.S. Cellular has no intention at this time of selling the marketable equity securities that it held at December 31, 2007, except as follows. The marketable equity securities held at December 31, 2007 represented 370,882 common shares of Rural Cellular Corporation ("RCCC"). On July 30, 2007, RCCC announced that Verizon Wireless has agreed to purchase all of the outstanding shares of RCCC for $45 per share in cash. The transaction is expected to close in the first half of 2008. If the transaction closes, U.S. Cellular will receive approximately $16.7 million in cash, recognize a $16.4 million pre-tax gain and cease to own any interest in RCCC.

Common Share Repurchase Program

        At December 31, 2007, there were 272,335 shares remaining to be purchased by the investment banking firm pursuant to the July 10, 2007 and October 25, 2007 ASRs. Such ASRs both were settled in cash in January 2008. Accordingly, since the actual settlement amounts and final total costs are known, no additional information is provided about the sensitivity of such ASRs to a change in the U.S. Cellular stock price as of December 31, 2007. See Liquidity and Capital Resources—Common Share Repurchase Program for details regarding U.S. Cellular's repurchase of its Common Shares.

United States Cellular Corporation and Subsidiaries

Consolidated Statements of Operations

Year Ended December 31,	2007	2006	2005
(Dollars and shares in thousands, except per share amounts)
Operating Revenues
Service	$3,679,237	$3,214,410	$2,827,022
Equipment sales	267,027	258,745	203,743

Total Operating Revenues	3,946,264	3,473,155	3,030,765
Operating Expenses
System operations (excluding Depreciation shown separately below)	717,075	639,683	604,093
Cost of equipment sold	640,225	568,903	511,939
Selling, general and administrative (including charges from affiliates of $121.8 million, $108.9 million and $87.0 million for the years ended December 31, 2007, 2006 and 2005)	1,555,639	1,399,561	1,217,709
Depreciation, amortization and accretion	582,269	555,525	490,093
(Gain) loss on asset disposals/exchanges	54,857	19,587	(24,266)

Total Operating Expenses	3,550,065	3,183,259	2,799,568
Operating Income	396,199	289,896	231,197
Investment and Other Income (Expense)
Equity in earnings of unconsolidated entities	90,033	93,119	66,719
Interest and dividend income	13,059	16,537	9,723
Fair value adjustment of derivative instruments	(5,388)	(63,022)	44,977
Gain (loss) on investments	137,987	70,427	(6,203)
Interest expense	(84,679)	(93,674)	(84,867)
Other, net	(710)	(145)	(199)

Total Investment and Other Income (Expense)	150,302	23,242	30,150

Income Before Income Taxes and Minority Interest	546,501	313,138	261,347
Income tax expense	216,711	120,604	95,856

Income Before Minority Interest	329,790	192,534	165,491
Minority share of income	(15,056)	(13,044)	(10,540)

Net Income	$314,734	$179,490	$154,951

Basic Weighted Average Shares Outstanding	87,730	87,346	86,775
Basic Earnings per Share	$3.59	$2.05	$1.79
Diluted Weighted Average Shares Outstanding	88,481	88,109	87,464
Diluted Earnings per Share	$3.56	$2.04	$1.77

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Year Ended December 31,	2007	2006	2005
(Dollars in thousands)
Cash Flows from Operating Activities
Net income	$314,734	$179,490	$154,951
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities:
Depreciation, amortization and accretion	582,269	555,525	490,093
Bad debts expense	66,923	62,030	37,857
Stock-based compensation expense	14,681	20,053	6,193
Deferred income taxes, net	(26,503)	(32,946)	73,689
Equity in earnings of unconsolidated entities	(90,033)	(93,119)	(66,719)
Distributions from unconsolidated entities	86,873	77,835	52,112
Minority share of income	15,056	13,044	10,540
Unrealized fair value adjustment of derivative instruments	5,388	63,022	(44,977)
(Gain) loss on asset disposals/exchanges	54,857	19,587	(24,266)
(Gain) loss on investments	(137,987)	(70,427)	6,203
Noncash interest expense	1,776	1,780	1,780
Other noncash expense	(538)	—	—
Other operating activities	(5,000)	244	—
Excess tax benefit from exercise of stock awards	(11,718)	(2,481)	—
Changes in assets and liabilities from operations:
Change in accounts receivable	(98,634)	(95,649)	(78,209)
Change in inventory	16,312	(24,180)	(15,571)
Change in accounts payable—trade	10,969	(6,072)	38,453
Change in accounts payable—affiliate	(5,049)	6,329	1,925
Change in customer deposits and deferred revenues	19,935	11,375	7,618
Change in accrued taxes	36,051	2,213	(33,211)
Change in other assets and liabilities	12,716	13,415	11,698

	863,078	701,068	630,159
Cash Flows from Investing Activities
Additions to property, plant and equipment	(565,495)	(579,785)	(576,525)
Cash received from divestitures	4,277	101,583	551
Cash paid for acquisitions	(21,478)	(145,908)	(188,571)
Proceeds from sale of investments	4,301	—	—
Proceeds from return of investments	—	28,650	—
Other investing activities	(1,086)	(729)	(2,249)

	(579,481)	(596,189)	(766,794)
Cash Flows from Financing Activities
Issuance of notes payable	25,000	415,000	510,000
Repayment of notes payable	(60,000)	(515,000)	(405,000)
Common shares repurchased	(87,902)	—	—
Common shares reissued	10,073	15,909	23,345
Excess tax benefit from exercise of stock awards	11,718	2,481	—
Distributions to minority partners	(10,866)	(19,360)	(3,573)
Other financing activities	1	—	(196)

	(111,976)	(100,970)	124,576
Net Increase (Decrease) in Cash and Cash Equivalents	171,621	3,909	(12,059)
Cash and Cash Equivalents
Beginning of year	32,912	29,003	41,062

End of year	$204,533	$32,912	$29,003

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation and Subsidiaries

Consolidated Balance Sheets—Assets

December 31,	2007	2006
(Dollars in thousands)
Current Assets
Cash and cash equivalents	$204,533	$32,912
Accounts receivable
Customers, less allowances of $12,305 and $12,027, respectively	327,076	305,475
Roaming	35,412	30,396
Affiliated	12,857	—
Other, less allowances of $112 and $989, respectively	60,152	71,567
Marketable equity securities	16,352	249,039
Inventory	100,990	117,189
Prepaid expenses	41,588	34,955
Net deferred tax assets	18,566	—
Other current assets	16,227	13,385

	833,753	854,918
Investments
Licenses	1,482,446	1,494,327
Goodwill	491,316	485,452
Customer lists, net of accumulated amortization of $80,492 and $68,110, respectively	15,375	26,196
Marketable equity securities	—	4,873
Investments in unconsolidated entities	157,693	150,325
Notes and interest receivable—long-term	4,422	4,541

	2,151,252	2,165,714
Property, Plant and Equipment
In service and under construction	5,409,115	5,120,994
Less accumulated depreciation	2,814,019	2,492,146

	2,595,096	2,628,848
Other Assets and Deferred Charges	31,773	31,136
Total Assets	$5,611,874	$5,680,616

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation and Subsidiaries

Consolidated Balance Sheets—Liabilities and Shareholders' Equity

December 31,	2007	2006
(Dollars in thousands)
Current Liabilities
Notes payable	$—	$35,000
Prepaid forward contracts	—	159,856
Accounts payable
Affiliated	8,519	13,568
Trade	252,272	241,303
Customer deposits and deferred revenues	143,445	123,344
Accrued taxes	43,105	26,913
Derivative liability	—	88,840
Net deferred income tax liability	—	26,326
Accrued compensation	59,224	47,842
Other current liabilities	97,678	93,718

	604,243	856,710
Deferred Liabilities and Credits
Net deferred income tax liability	554,412	601,535
Asset retirement obligation	126,844	127,639
Other deferred liabilities and credits	84,530	62,914

	765,786	792,088
Long-Term Debt
Long-term debt	1,002,293	1,001,839
Commitments and Contingencies
Minority Interest	43,396	36,700
Common Shareholders' Equity
Common Shares, par value $1 per share; authorized 140,000,000 shares; issued 55,045,685 shares	55,046	55,046
Series A Common Shares, par value $1 per share; authorized 50,000,000 shares; issued and outstanding 33,005,877 shares	33,006	33,006
Additional paid-in capital	1,316,042	1,290,829
Treasury Shares, at cost, 455,287 and 329,934 shares, respectively	(41,094)	(14,462)
Accumulated other comprehensive income	10,134	80,382
Retained earnings	1,823,022	1,548,478

	3,196,156	2,993,279
Total Liabilities and Shareholders' Equity	$5,611,874	$5,680,616

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation and Subsidiaries

Consolidated Statements of Common Shareholders' Equity

(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Comprehensive Income	Accumulated Other Comprehensive (Loss) Income	Retained Earnings
Balance, December 31, 2004	$55,046	$33,006	$1,305,249	$(99,627)		$80,405	$1,214,037
Add (Deduct)
Employee benefit plans	—	—	(24,477)	52,539		—	—
Net income	—	—	—	—	$154,951	—	154,951
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	3	3	—
Marketable equity securities	—	—	—	—	(36,286)	(36,286)	—

Comprehensive income	—	—	—	—	$118,668	—	—

Repurchase of Common Shares	—	—	2,290	—		—	—
Other	—	—	3,902	—		—	—

Balance, December 31, 2005	$55,046	$33,006	$1,286,964	$(47,088)		$44,122	$1,368,988
Add (Deduct)
Employee benefit plans	—	—	(9,001)	32,530		—	—
Net income	—	—	—	—	$179,490	—	179,490
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	2	2	—
Marketable equity securities	—	—	—	—	36,258	36,258	—

Comprehensive income	—	—	—	—	$215,750	—	—

Stock-based compensation awards	—	—	15,521	96		—	—
Tax benefit from Stock award exercises	—	—	1,454	—		—	—
Other	—	—	(4,109)	—		—	—

Balance, December 31, 2006	$55,046	$33,006	$1,290,829	$(14,462)		$80,382	$1,548,478
Add (Deduct)
Employee benefit plans	—	—	(1,044)	54,679			(38,850)
Net income	—	—	—	—	$314,734		314,734
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	(2,837)	(2,837)	—
Marketable equity securities	—	—	—	—	(67,411)	(67,411)	—

Comprehensive income	—	—	—	—	$244,486	—	—

Stock-based compensation awards	—	—	13,701	—		—	—
Tax benefit from Stock award exercises	—	—	11,085	—		—	—
Repurchase of Common Shares	—	—	(6,484)	(81,418)		—	—
Application of FIN 48	—	—	—	—		—	(1,340)
Other	—	—	7,955	107		—	—

Balance, December 31, 2007	$55,046	$33,006	$1,316,042	$(41,094)		$10,134	$1,823,022

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        United States Cellular Corporation ("U.S. Cellular"), a Delaware Corporation, is an 80.8%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

Nature of Operations

        U.S. Cellular owns, operates and invests in wireless systems throughout the United States. As of December 31, 2007, U.S. Cellular owned, or had the right to acquire pursuant to certain agreements, interests in 260 wireless markets and served 6.1 million customers in 26 states. U.S. Cellular operates as one reportable segment.

Principles of Consolidation

        The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries, general partnerships in which U.S. Cellular has a majority partnership interest and any entity in which U.S. Cellular has a variable interest that requires U.S. Cellular to recognize a majority of the entity's expected gains or losses. All material intercompany accounts and transactions have been eliminated.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the 2007 financial statement presentation. These reclassifications did not affect consolidated net income, assets, liabilities, or shareholders' equity for the years presented.

Business Combinations

        U.S. Cellular uses the purchase method of accounting for business combinations and, therefore, costs of acquisitions include the value of the consideration given and all related direct and incremental costs relating to acquisitions. All costs relating to unsuccessful negotiations for acquisitions are charged to expense when the acquisition is no longer considered probable.

Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are involved in accounting for revenue, contingencies and commitments, goodwill and indefinite-lived intangible assets, asset retirement obligations, derivatives, depreciation, amortization and accretion, allowance for doubtful accounts, stock-based compensation and income taxes.

Cash and Cash Equivalents

        Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

        Outstanding checks totaled $10.0 million and $17.2 million at December 31, 2007 and 2006, respectively, and are classified as Accounts payable-Trade in the Consolidated Balance Sheets.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable primarily consist of amounts owed by customers pursuant to service contracts and for equipment sales, by agents for equipment sales, by other wireless carriers whose customers have used U.S. Cellular's wireless systems and by unaffiliated third-party partnerships or corporations pursuant to equity distribution declarations.

        The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectibility. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectibility depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular does not have any off-balance sheet credit exposure related to its customers.

        The changes in the allowance for doubtful accounts during the years ended December 31, 2007, 2006 and 2005, were as follows:

(Dollars in thousands)	2007	2006	2005
Beginning Balance	$13,016	$11,410	$10,820
Additions, net of recoveries	66,923	62,030	37,857
Deductions	(67,522)	(60,424)	(37,267)

Ending Balance	$12,417	$13,016	$11,410

Inventory

        Inventory primarily consists of handsets stated at the lower of cost or market, with cost determined using the first-in, first-out method and market determined by replacement costs.

Marketable Equity Securities

        Marketable equity securities are classified as available-for-sale and are stated at fair market value. Net unrealized holding gains and losses are included in Accumulated other comprehensive income, net of tax. Realized gains and losses recognized at the time of sale are determined on the basis of specific identification.

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

        U.S. Cellular used derivative financial instruments to reduce risks related to fluctuations in market price of its Vodafone Group Plc ("Vodafone") marketable equity securities. At December 31, 2006, U.S. Cellular had variable prepaid forward contracts ("forward contracts") in place with respect to all of its Vodafone marketable equity securities for this purpose. These forward contracts matured in 2007. A

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

substantial majority of the related Vodafone marketable equity securities were delivered upon settlement of the forward contracts upon maturity. The remainder of the Vodafone marketable equity securities was sold. At December 31, 2007, U.S. Cellular did not have any forward contracts related to its marketable equity securities.

Derivative Financial Instruments

        As indicated above, U.S. Cellular used derivative financial instruments in the form of variable prepaid forward contracts to reduce risks related to fluctuations in the market price of its Vodafone marketable equity securities. U.S. Cellular does not hold or issue derivative financial instruments for trading purposes.

        U.S. Cellular recognized all of the forward contracts as either assets or liabilities in the Consolidated Balance Sheets and measured those instruments at their fair values. U.S. Cellular originally designated the embedded collars within the forward contracts as cash flow hedges of its Vodafone marketable equity securities. Accordingly, all changes in the fair value of the embedded collars were recorded in Other comprehensive income, net of income taxes. Subsequently, upon contractual modifications to the terms of the collars in September 2002, the embedded collars no longer qualified for hedge accounting treatment and all changes in fair value of the collars from the time of the contractual modification to the termination or settlement of the terms of the collars have been included in the Consolidated Statements of Operations.

Licenses

        Licenses consist of costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs related to acquiring the licenses.

        U.S. Cellular accounts for wireless licenses in accordance with the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). In accordance with SFAS 142, U.S. Cellular has determined that such wireless licenses have indefinite lives and, therefore, that the costs of the licenses are not subject to amortization.

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

  •
  U.S. Cellular and its consolidated subsidiaries are required to renew their FCC licenses every ten years. From the inception of U.S. Cellular to date, all of U.S. Cellular's license renewal applications have been granted by the FCC. Generally, license renewal applications filed by licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged, either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a "renewal expectancy." Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided "substantial service" during their license term and have

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    "substantially complied" with FCC rules and policies. U.S. Cellular believes that it could demonstrate its entitlement to a renewal expectancy in any of its markets in the unlikely event that any of its license renewal applications were challenged and, therefore, believes that it is probable that its future license renewal applications will be granted.

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

        The fair value of an intangible asset or reporting unit is the amount at which that asset or reporting unit could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenue, or a similar performance measure. The use of these techniques involve assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or valuation methodologies could create materially different results.

        U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2007, 2006 and 2005, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represent five geographic service areas.

        For purposes of impairment testing of goodwill, U.S. Cellular prepares valuations of each of the five reporting units. A discounted cash flow approach is used to value each of the reporting units, using value drivers and risks specific to each individual geographic region. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process are the selection of a discount rate, estimated future cash flows, projected capital expenditures, and selection of terminal value multiples.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        U.S. Cellular tests licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of impairment testing of licenses in 2007, 2006 and 2005, U.S. Cellular combined its FCC licenses into eleven, eleven and five units of accounting, respectively, pursuant to FASB Emerging Issues Task Force ("EITF") Issue 02-7, Units of Accounting for Testing Impairment of Indefinite-Lived Assets ("EITF 02-7") and SFAS 142. In 2007 and 2006, six such units of accounting represent geographic groupings of licenses which, because they are currently undeveloped and not expected to generate cash flows from operating activities in the foreseeable future, are considered separate units of accounting for purposes of impairment.

        For purposes of impairment testing of licenses, U.S. Cellular prepares valuations of each of the units of accounting which consist of developed licenses using an excess earnings methodology. This excess earnings methodology estimates the fair value of the intangible assets (FCC license units of accounting) by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill. For units of accounting which consist of undeveloped licenses, U.S. Cellular prepares estimates of fair value by reference to fair market values indicated by recent auctions and market transactions.

Investments in Unconsolidated Entities

        Investments in unconsolidated entities consist of investments in which U.S. Cellular holds a non-controlling ownership interest of less than 50%. U.S. Cellular follows the equity method of accounting for such investments in which its ownership interest equals or exceeds 20% for corporations and equals or exceeds 3% for partnerships and limited liability companies. The cost method of accounting is followed for such investments in which U.S. Cellular's ownership interest is less than 20% for corporations and is less than 3% for partnerships and limited liability companies and for investments for which U.S. Cellular does not have the ability to exercise significant influence.

        For its equity method investments for which financial information is readily available, U.S. Cellular records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, U.S. Cellular records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

        U.S. Cellular's property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses and estimated costs to remove the assets.

        Renewals and betterments of units of property are recorded as additions to plant in service. Retirements of units of property are recorded by removing the original cost of the property (along with the related accumulated depreciation) from plant in service and charging it, together with removal cost less any salvage realized, to depreciation expense. Repairs and renewals of minor units of property are charged to system operations expense.

        Costs of developing new information systems are capitalized in accordance with Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use and amortized over a three to seven-year period, starting when each new system is placed in service.

Depreciation

        Depreciation is provided using the straight-line method over the estimated useful life of the assets.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        U.S. Cellular depreciates leasehold improvement assets associated with leased properties over periods ranging from one to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms, as defined in SFAS No. 13, Accounting for Leases ("SFAS 13"), as amended.

Impairment of Long-lived Assets

        U.S. Cellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The impairment test for tangible long-lived assets is a two-step process. The first step compares the carrying value of the asset with the estimated undiscounted cash flows over the remaining asset life. If the carrying value of the asset is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the carrying value of the asset to its estimated fair value. If the carrying value exceeds the estimated fair value (less cost to sell), an impairment loss is recognized for the difference.

        The fair value of a tangible long-lived asset is the amount at which that asset could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique with which to estimate the fair value of the asset. The use of this technique involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or the use of different valuation methodologies could create materially different results.

Other Assets and Deferred Charges

        Other assets and deferred charges primarily represent legal and other charges related to U.S. Cellular's various borrowing instruments, and are amortized over the respective term of each instrument. The amounts for Deferred Charges included in the Consolidated Balance Sheets at December 31, 2007 and 2006, are shown net of accumulated amortization of $10.9 million and $7.7 million, respectively.

Asset Retirement Obligation

        U.S. Cellular accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143") and FASB Interpretation ("FIN") No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"), which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations as a gain or loss.

Treasury Shares

        Common Shares repurchased by U.S. Cellular are recorded at cost as treasury shares and result in a reduction of shareholders' equity. Treasury shares are reissued as part of U.S. Cellular's stock-based compensation programs. When treasury shares are reissued, U.S. Cellular determines the cost using the

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

first-in, first-out cost method. The difference between the cost of the treasury shares and the reissuance price is included in additional paid-in capital or retained earnings.

Revenue Recognition

        Revenues from wireless operations primarily consist of:

  •
  Charges for access, airtime, roaming, data and other value added services provided to U.S. Cellular's retail customers and to end users through third-party resellers.

  •
  Charges to carriers whose customers use U.S. Cellular's systems when roaming.

  •
  Charges for long-distance calls made on U.S. Cellular's systems.

  •
  Sales of equipment and accessories.

  •
  Amounts received from the universal service fund in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier ("ETC").

        Revenues related to wireless services are recognized as services are rendered. Revenues billed in advance or in arrears of the services being provided are estimated and deferred or accrued, as appropriate. Sales of equipment and accessories represent a separate earnings process. Revenues from sales of equipment and accessories are recognized upon delivery to the customer. ETC revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular's designation as an ETC in various states.

        In order to provide better control over handset quality, U.S. Cellular sells handsets to agents. In most cases, the agents receive rebates from U.S. Cellular at the time the agents activate new customers for U.S. Cellular service or retain existing customers. U.S. Cellular accounts for the discount on sales of handsets to agents in accordance with EITF Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) ("EITF 01-9"). This standard requires that revenue be reduced by the anticipated rebate to be paid to the agent at the time the agent purchases the handset rather than at the time the agent enrolls a new customer or retains a current customer. Similarly, U.S. Cellular offers certain rebates to retail customers who purchase new handsets; in accordance with EITF 01-9, the revenue from a handset sale which includes such a rebate is recorded net of the anticipated rebate.

        Activation fees charged with the sale of service only, where U.S. Cellular does not also sell a handset to the end user, are deferred and recognized over the average customer service period. U.S. Cellular defers recognition of a portion of commission expenses related to customer activation in the amount of deferred activation fee revenues. This method of accounting provides for matching of revenues from customer activations to direct incremental costs associated with such activations within each reporting period.

        Under EITF Issue 00-21, Accounting for Multiple Element Arrangements ("EITF 00-21"), the activation fee charged with the sale of equipment and service is allocated to the equipment and service based upon the relative fair values of each item. This generally results in the recognition of the activation fee as additional handset revenue at the time of sale.

Amounts Collected from Customers and Remitted to Governmental Authorities

        U.S. Cellular records amounts collected from customers and remitted to governmental authorities net within a tax liability account if the tax is assessed upon the customer and U.S. Cellular merely acts as an agent in collecting the tax on behalf of the imposing governmental authority. If the tax is assessed upon

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

U.S. Cellular, then amounts collected from customers as recovery of the tax are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statements of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $131.2 million, $82.0 million and $72.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increase in amounts recorded gross in revenues during 2007 reflected significant growth in the billed revenues upon which the taxes are based as well as an increase in the safe harbor factor prescribed by the FCC that is used to determine the portion of billed revenues that is subject to the federal universal service fund charge.

Advertising Costs

        U.S. Cellular expenses advertising costs as incurred. Advertising costs totaled $229.2 million, $208.6 million and $188.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

        U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS. U.S. Cellular had a tax payable balance with TDS of $7.7 million and $3.7 million as of December 31, 2007 and 2006, respectively.

        Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        Effective January 1, 2007, U.S. Cellular adopted FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. Under FIN 48, U.S. Cellular evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment. U.S. Cellular had previously set up tax accruals, as needed, to cover its potential liability for income tax uncertainties pursuant to SFAS No. 5, Accounting for Contingencies ("SFAS 5").

Stock-Based Compensation

        U.S. Cellular has established the following stock-based compensation plans: a long-term incentive plan, an employee stock purchase plan and a non-employee director compensation plan. Also, U.S. Cellular employees are eligible to participate in the TDS employee stock purchase plan. These plans are described more fully in Note 19—Stock-Based Compensation. Prior to January 1, 2006, U.S. Cellular accounted for these plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations,

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

as permitted by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Total stock-based employee compensation cost recognized in the Consolidated Statements of Operations under APB 25 was $6.2 million for the year ended December 31, 2005, primarily for restricted stock unit and deferred compensation stock unit awards. No compensation cost was recognized in the Consolidated Statements of Operations under APB 25 for stock option awards for the year ended December 31, 2005. The employee stock purchase plans qualified as non-compensatory plans under APB 25; therefore, no compensation cost was recognized for these plans during the year ended December 31, 2005.

        Effective January 1, 2006, U.S. Cellular adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment ("SFAS 123(R)"), using the modified prospective transition method. Under the modified prospective transition method, compensation costs recognized in 2006 and 2007 include: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

        Under SFAS 123(R), the long-term incentive plan and the employee stock purchase plan are considered compensatory plans; therefore, recognition of compensation cost for grants made under these plans is required.

        Upon adoption of SFAS 123(R), U.S. Cellular elected to continue to value its share-based payment transactions using a Black-Scholes valuation model, which it previously used for purposes of preparing the pro forma disclosures under SFAS 123. Under the provisions of SFAS 123(R), stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that is ultimately expected to vest. Accordingly, stock-based compensation cost recognized in 2006 and 2007 has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. U.S. Cellular believes that its historical experience is the best estimate of future expected life. In U.S. Cellular's pro forma information required under SFAS 123, U.S. Cellular also reduced stock-based compensation cost for estimated forfeitures. The expected life assumption was determined based on U.S. Cellular's historical experience. For purposes of both SFAS 123 and SFAS 123(R), the expected volatility assumption was based on the historical volatility of U.S. Cellular's common stock. The dividend yield assumption was zero because U.S. Cellular has never paid a dividend and has expressed its intention to retain all future earnings in the business. The risk-free interest rate assumption was determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the stock options.

        Compensation cost for stock option awards granted after January 1, 2006, is recognized over the respective requisite service period of the awards, which is generally the vesting period, on a straight-line basis for each separate vesting portion of the awards as if the awards were, in-substance, multiple awards (graded vesting attribution method). This same attribution method was used by U.S. Cellular for purposes of its pro forma disclosures under SFAS 123.

        Certain employees were eligible for retirement at the time that compensatory stock options and restricted stock units were granted to them. Under the terms of the U.S. Cellular stock option and restricted stock unit agreements, stock options and restricted stock units granted to retirement-eligible employees will vest fully upon their retirement if the employees have reached the age of 65. Prior to the adoption of SFAS 123(R), U.S. Cellular used the "nominal vesting method" to recognize the pro forma

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

stock-based compensation cost related to stock options and restricted stock units awarded to retirement-eligible employees. This method does not take into account the effect of early vesting due to the retirement of eligible employees. Upon adoption of SFAS 123(R), U.S. Cellular adopted the "non-substantive vesting method", which requires recognition of the cost of stock options and restricted stock units granted to retirement-eligible employees over the period from the date of grant to the date such employees reach age 65. If the non-substantive vesting method had been applied in prior periods, the effect on previously disclosed pro forma stock-based compensation cost would not have been material.

Pension Plan

        U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $8.6 million, $7.8 million and $6.9 million in 2007, 2006 and 2005, respectively.

Operating Leases

        U.S. Cellular is a party to various lease agreements for office space, retail sites, cell sites and equipment that are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. U.S. Cellular accounts for certain operating leases that contain rent abatements, lease incentives and/or fixed rental increases by recognizing lease revenue and expense on a straight-line basis over the lease term in accordance with SFAS 13 and related pronouncements.

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures related to the use of fair value measures in financial statements. SFAS 157 does not expand the use of fair value measurements in financial statements, but standardizes its definition and guidance in U.S. GAAP. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS 157 establishes a fair value hierarchy from observable market data as the highest level to an entity's own fair value assumptions about market participant assumptions as the lowest level. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, to exclude leasing transactions from the scope of SFAS 157. In February 2008, the FASB also issued FSP FAS 157-2, to defer the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. U.S. Cellular adopted SFAS 157 for its financial assets and liabilities effective January 1, 2008 and does not anticipate any material impact on its financial position or results of operations. U.S. Cellular has not yet adopted SFAS 157 for its nonfinancial assets and liabilities. U.S. Cellular is currently reviewing the adoption requirements related to its nonfinancial assets and liabilities and has not yet determined the impact, if any, on its financial position or results of operations.

        In September 2006, the FASB ratified EITF No. 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider ("EITF 06-1"). This guidance requires the application of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer ("EITF 01-9"), when consideration is

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

given to a reseller or manufacturer to benefit the service provider's end customer. EITF 01-9 requires that the consideration given be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. U.S. Cellular adopted EITF 06-1 effective January 1, 2008 with no material impact on its financial position or results of operations.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. U.S. Cellular did not elect the fair value option on January 1, 2008 for any of its eligible financial assets and financial liabilities.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations—a replacement of FASB Statement No. 141 ("SFAS 141(R)"). SFAS 141(R) replaces FASB Statement No. 141, Business Combinations ("SFAS 141"). SFAS 141(R) retains the underlying concept of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method, a method that requires the acquirer to measure and recognize the acquiree on an entire entity basis and recognize the assets acquired and liabilities assumed at their fair values as of the date of acquisition. However, SFAS 141(R) changes the method of applying the acquisition method in a number of significant aspects. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes, such that amendments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). U.S. Cellular is currently reviewing the requirements of SFAS 141(R) and has not yet determined the impact, if any, on its financial position or results of operations.

        In December 2007, the FASB issued SFAS No.160, Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries—a replacement of ARB No. 51 ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, as amended by FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries, to establish new standards that will govern the accounting and reporting of (1) noncontrolling interests (commonly referred to as minority interests) in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. It also establishes that once control of a subsidiary is obtained, changes in ownership interests in that subsidiary that do not result in a loss of control shall be accounted for as equity transactions, not as step acquisitions. SFAS 160 is effective on a prospective basis for U.S. Cellular's 2009 financial statements, except for the presentation and disclosure requirements, which will be applied retrospectively. U.S. Cellular is currently reviewing the requirements of SFAS 160 and has not yet determined the impact on its financial position or results of operations.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2    GAIN (LOSS) ON INVESTMENTS

        The following table summarizes the components of Gain (loss) on investments included in Investment and Other Income (Expense) in the Consolidated Statements of Operations.

Year Ended December 31,	2007	2006	2005
(Dollars in thousands)
Gain on sale of investments in unconsolidated entities	$6,301	$70,427	$551
Impairment of investments in unconsolidated entities	—	—	(6,754)
Gain on settlement of variable prepaid forward contracts and sale of remaining shares	131,686	—	—

	$137,987	$70,427	$(6,203)

        During 2007, the gain on settlement of variable prepaid forward contracts and sales of remaining shares resulted from settlement of variable prepaid forward contracts related to the Vodafone American Depositary Receipts ("ADRs") and the disposition of the remaining ADRs. See Note 9—Marketable Equity Securities, and Note 14—Long-term Debt and Forward Contracts, for additional information on these Vodafone ADRs and related forward contracts.

        On October 3, 2006, U.S. Cellular completed the sale of its interest in Midwest Wireless Communications, LLC ("Midwest Wireless") and recorded a gain of $70.4 million. An additional gain of $6.3 million was recorded in 2007 in connection with the release of certain proceeds held in escrow at the time of sale. See Note 6—Acquisitions, Divestitures and Exchanges for more information on the disposition of Midwest Wireless.

        In 2005, U.S. Cellular finalized the working capital adjustment related to the sale of certain wireless interests to ALLTEL Corporation ("ALLTEL") on November 30, 2004. The working capital adjustment increased the total gain on investment from this transaction by $0.6 million. Also in 2005, U.S. Cellular reduced the carrying value of one of its equity method investments by $6.8 million to its underlying equity value based on a cash flow analysis.

NOTE 3    GAIN ON SALE OF ACCOUNTS RECEIVABLE

        In December 2006, U.S. Cellular entered into an agreement to sell $226.0 million face amount of accounts receivable written off in previous periods; the proceeds from the sale were $5.9 million. The agreement transferred all rights, title, and interest in the account balances, along with the right to collect all amounts due, to the buyer. The sale was subject to a 180-day period in which the buyer was entitled to request a refund for any unenforceable accounts. The transaction was recognized as a sale during the fourth quarter of 2006 in accordance with the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with the gain deferred until expiration of the recourse period. During the second quarter of 2007, U.S. Cellular recognized a gain of $5.0 million, net of refunds for unenforceable accounts. The gain is included in Selling, general and administrative expense in the Consolidated Statements of Operations. All expenses related to the transaction were recognized in the period incurred.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4    INCOME TAXES

        Income tax expense (benefit) charged to Income Before Income Taxes and Minority Interest is summarized as follows:

Year Ended December 31,	2007	2006	2005
(Dollars in thousands)
Current
Federal	$223,952	$137,793	$16,817
State	19,262	15,756	5,350
Deferred
Federal	(31,775)	(39,578)	75,116
State	5,272	6,633	(1,427)

Total income tax expense	$216,711	$120,604	$95,856

        A reconciliation of U.S. Cellular's income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular's effective income tax expense rate is as follows:

	2007		2006		2005
Year Ended December 31,
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense	$191.3	35.0%	$109.6	35.0%	$91.5	35.0%
State income taxes, net of federal benefit	18.4	3.4	14.2	4.5	7.5	2.8
Effects of minority share of income excluded from consolidated federal income tax return(1)	2.1	0.4	(3.9)	(1.2)	(3.1)	(1.1)
Effects of gains (losses) on investments, sales of assets and impairment of assets	—	—	—	—	0.7	0.3
Resolution of prior period tax issues	0.7	0.1	(0.1)	—	0.9	0.3
Other	4.2	0.8	0.8	0.2	(1.6)	(0.6)

Effective income tax expense	$216.7	39.7%	$120.6	38.5%	$95.9	36.7%

(1)
Minority share of income includes a $4.6 million charge in 2007 related to the write-off of deferred tax assets established in prior years for certain partnerships.

        U.S. Cellular's current net deferred tax assets totaled $18.6 million at December 31, 2007. The 2007 current net deferred tax asset primarily represents the deferred tax effects of accrued liabilities and the allowance for doubtful accounts on customer receivables. U.S. Cellular's current net deferred tax liability totaled $26.3 million at December 31, 2006. The 2006 current net deferred tax liability primarily represents the deferred taxes on the current portion of marketable equity securities.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4    INCOME TAXES (Continued)

        U.S. Cellular's noncurrent deferred income tax assets and liabilities at December 31, 2007 and 2006 and the temporary differences that gave rise to them are as follows:

December 31,	2007	2006
(Dollars in thousands)
Deferred Tax Assets
Net operating loss carryforward ("NOL")	$30,126	$31,891
Other	32,647	3,602

	62,773	35,493
Less valuation allowance	(22,874)	(17,274)

Total Deferred Tax Assets	39,899	18,219

Deferred Tax Liabilities
Licenses/Intangibles	286,965	256,471
Property, plant and equipment	216,583	258,268
Partnership investments	85,498	103,740
Other	5,265	1,275

Total Deferred Tax Liabilities	594,311	619,754

Net Deferred Income Tax Liability	$554,412	$601,535

        At December 31, 2007, U.S. Cellular and certain subsidiaries had $546 million of state NOL carryforwards (generating a $25.6 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the losses. The state NOL carryforwards expire between 2008 and 2027. Certain subsidiaries which are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $4.6 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2008 and 2027. A valuation allowance totaling $22.9 million was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

        Effective January 1, 2007, U.S. Cellular adopted FIN 48. In accordance with FIN 48, U.S. Cellular recognized a cumulative effect adjustment of $1.3 million, increasing its liability for unrecognized tax benefits, interest, and penalties and reducing the January 1, 2007 balance of Retained earnings.

        At January 1, 2007, U.S. Cellular had $25.8 million in unrecognized tax benefits, which, if recognized, would reduce income tax expense by $19.3 million ($12.6 million, net of the federal benefit from state income taxes). At December 31, 2007, U.S. Cellular had $33.9 million in unrecognized tax benefits, which, if recognized, would reduce income tax expense by $16.1 million, net of the federal benefit from state income taxes.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4    INCOME TAXES (Continued)

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)
Balance at January 1, 2007	$25,751
Additions related to tax positions of current year	6,213
Additions for tax positions of prior years	2,793
Reductions for tax positions of prior years	(491)
Reductions for settlements of tax positions	(117)
Reductions for lapses in statutes of limitations	(259)

Balance at December 31, 2007	$33,890

        Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the December 31, 2007 Balance Sheet.

        As of December 31, 2007, U.S. Cellular believes it is reasonably possible that unrecognized tax benefits could change in the next twelve months. The nature of the uncertainty relates to the exclusion of certain transactions from state income taxes due primarily to anticipated closure of state income tax audits and the expiration of statutes of limitation. It is anticipated that these events could reduce unrecognized tax benefits in the range of $0.5 million to $3.4 million.

        U.S. Cellular recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. This amount totaled $2.6 million for the year ended December 31, 2007. Accrued interest and penalties were $6.2 million and $8.8 million at January 1, 2007 and December 31, 2007, respectively.

        U.S. Cellular is included in TDS' consolidated federal income tax return. U.S. Cellular also files various state and local income tax returns. With few exceptions, U.S. Cellular is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2002. TDS' consolidated federal income tax returns for the years 2002 - 2005, which include U.S. Cellular, are currently under examination by the Internal Revenue Service. Also, certain of U.S. Cellular's state income tax returns are under examination by various state taxing authorities.

NOTE 5    EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average common shares adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities include incremental shares issuable upon exercise of outstanding stock options and the vesting of restricted stock units.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 5    EARNINGS PER SHARE (Continued)

        The amounts used in computing Earnings per Common and Series A Common Share and the effect of potentially dilutive securities on the weighted average number of Common and Series A Common Shares is as follows:

Year Ended December 31,	2007	2006	2005
(Dollars and shares in thousands, except per share amounts)
Net income	$314,734	$179,490	$154,951

Weighted average number of shares used in basic earnings per share	87,730	87,346	86,775
Effect of Dilutive Securities:
Stock options(1)	569	633	445
Restricted stock units	182	130	244

Weighted average number of shares used in diluted earnings per share	88,481	88,109	87,464

Basic Earnings per Share	$3.59	$2.05	$1.79

Diluted Earnings per Share	$3.56	$2.04	$1.77

(1)
Stock options exercisable for 2,506 Common Shares in 2007, 188,749 Common Shares in 2006 and 171,117 Common Shares in 2005 were not included in computing diluted earnings per share because their effects were antidilutive.

        The 2007 weighted average number of shares used in computing diluted earnings per share does not include the impact of the unsettled accelerated share repurchases at December 31, 2007 since such impact is antidilutive. See Note 18—Common Shareholders' Equity for details of the 2007 accelerated share repurchases.

NOTE 6    ACQUISITIONS, DIVESTITURES AND EXCHANGES

        U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those markets and wireless interests that are not strategic to its long-term success.

2007 Activity

Transactions Pending as of December 31, 2007:

        On December 3, 2007, U.S. Cellular entered into an agreement to acquire six 12 megahertz C block lower 700 megahertz licenses in Maine for $5.0 million in cash. This transaction is expected to close in 2008.

        On November 30, 2007, U.S. Cellular entered into an exchange agreement with Sprint Nextel which calls for U.S. Cellular to receive personal communication service ("PCS") spectrum in eight licenses covering portions of four states (Oklahoma, West Virginia, Maryland and Iowa), and in exchange for U.S. Cellular to deliver PCS spectrum in eight licenses covering portions of Illinois. The exchange of licenses will provide U.S. Cellular with additional spectrum to meet anticipated future capacity and coverage requirements in several of its key markets. Six of the licenses which U.S. Cellular will receive will add spectrum in areas where U.S. Cellular currently provides service and two of the licenses are in areas that will provide incremental population of approximately 88,000. The eight licenses which U.S. Cellular will deliver are in areas where U.S. Cellular currently provides service and has what it considers an excess of spectrum (i.e., it has more spectrum than is expected to be needed to continue to provide high quality

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 6    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

service). No cash, customers, network assets or other assets or liabilities will be included in the exchange, which is expected to be completed during the first half of 2008. As a result of this exchange transaction, U.S. Cellular recognized a pre-tax loss on exchange of assets of $20.8 million during 2007.

Transactions Completed as of December 31, 2007:

        On December 3, 2007, U.S. Cellular acquired a 12 megahertz C block lower 700 megahertz license in Kansas for $3.2 million in cash.

        On February 1, 2007, U.S. Cellular purchased 100% of the membership interests of Iowa 15 Wireless, LLC ("Iowa 15") and obtained the 25 megahertz FCC cellular license to provide wireless service in Iowa Rural Service Area ("RSA") 15 for approximately $18.3 million in cash. This acquisition increased investments in licenses, goodwill and customer lists by $7.9 million, $5.9 million and $1.6 million, respectively. The goodwill of $5.9 million is deductible for income tax purposes.

        In aggregate, the 2007 acquisitions, divestitures and exchanges increased Licenses by $11.1 million, Goodwill by $5.9 million and Customer lists by $1.6 million.

2006 Activity

        U.S. Cellular is a limited partner in Barat Wireless, L.P. ("Barat Wireless"), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 66. Barat Wireless was qualified to receive a 25% bid credit available to "very small businesses", defined as businesses having annual gross revenues of less than $15 million. At the conclusion of the auction on September 18, 2006, Barat Wireless was the successful bidder with respect to 17 licenses for which it had bid $127.1 million, net of its bid credit. On April 30, 2007, the FCC granted Barat Wireless' applications with respect to the 17 licenses for which it was the successful bidder. These 17 license areas cover portions of 20 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

        Barat Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2007, U.S. Cellular had made capital contributions and advances to Barat Wireless and/or its general partner of $127.2 million, which are included in Licenses in the Consolidated Balance Sheets. Barat Wireless used the funding to pay the FCC an initial deposit of $79.9 million on July 14, 2006 to allow it to participate in Auction 66. On October 18, 2006, Barat Wireless paid the balance due at the conclusion of the auction for the licenses with respect to which Barat Wireless was the successful bidder; such amount totaled $47.2 million. For financial statement purposes, U.S. Cellular consolidates Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless, pursuant to the guidelines of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, ("FIN 46(R)"), as U.S. Cellular anticipates benefiting from or absorbing a majority of Barat Wireless' expected gains or losses. Pending finalization of Barat Wireless' permanent financing plan, and upon request by Barat Wireless, U.S. Cellular may agree to make additional capital contributions and advances to Barat Wireless and/or its general partner.

        In October 2006, U.S. Cellular's interest in Midwest Wireless Communications, LLC ("Midwest Wireless") was sold to ALLTEL Corporation. In connection with the sale, U.S. Cellular became entitled to receive approximately $106.0 million in cash with respect to its interest in Midwest Wireless. Of this amount, $95.1 million was distributed upon closing and $10.9 million was held in escrow to secure certain true-up, indemnification and other possible adjustments; the funds held in escrow were to be distributed in installments over a period of four to fifteen months following the closing. During 2007, U.S. Cellular received $4.0 million of funds that were distributed from the escrow, plus interest of $0.3 million.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 6    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

On January 8, 2008, U.S. Cellular received a final distribution from the escrow of $6.3 million, plus interest of $0.5 million.

        In April 2006, U.S. Cellular purchased the remaining ownership interest in a Tennessee wireless market, in which it had previously owned a 16.7% interest, for approximately $18.9 million in cash. This acquisition increased investments in licenses, goodwill and customer lists by $5.5 million, $4.1 million and $2.0 million, respectively. The $4.1 million of goodwill is not deductible for income tax purposes.

        In aggregate, the 2006 acquisitions, divestitures and exchanges increased licenses by $132.7 million, goodwill by $4.1 million and customer lists by $2.0 million.

2005 Activity

        On December 19, 2005, U.S. Cellular completed an exchange of certain wireless markets in Kansas, Nebraska and Idaho with a subsidiary of ALLTEL. Under the agreement, U.S. Cellular acquired fifteen Rural Service Area ("RSA") markets in Kansas and Nebraska with a fair value of $166.5 million in exchange for two RSA markets in Idaho with a net carrying value of $62.1 million and $57.1 million in cash, as adjusted. U.S. Cellular also capitalized $2.6 million of acquisition-related costs. In connection with the exchange, U.S. Cellular recorded a pre-tax gain of $44.7 million in 2005, which is included in (Gain) loss on asset disposals/exchanges in the Consolidated Statements of Operations. The gain represented the excess of the fair value of assets acquired and liabilities assumed over the sum of cash and net carrying value of assets and liabilities delivered in the exchange.

        U.S. Cellular is a limited partner in Carroll Wireless L.P. ("Carroll Wireless"), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 58. Carroll Wireless was qualified to bid on "closed licenses" that were available only to companies included under the FCC definition of "entrepreneurs," which are small businesses that have a limited amount of assets and revenues. In addition, Carroll Wireless bid on "open licenses" that were not subject to restriction. With respect to these licenses, however, Carroll Wireless was qualified to receive a 25% bid credit available to "very small businesses" which were defined as businesses having average annual gross revenues of less than $15 million. Carroll Wireless was a successful bidder for 16 licenses in Auction 58, which ended on February 15, 2005. The aggregate amount paid to the FCC for the 16 licenses was $129.7 million, net of the bid credit to which Carroll Wireless was entitled. These 16 licenses cover portions of 10 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

        Carroll Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2007, U.S. Cellular had made capital contributions and advances to Carroll Wireless and/or its general partner of approximately $129.9 million; of this amount, $129.7 million is included in Licenses in the Consolidated Balance Sheets. For financial statement purposes, U.S. Cellular consolidates Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless, pursuant to the guidelines of FIN 46(R), as U.S. Cellular anticipates benefiting from or absorbing a majority of Carroll Wireless' expected gains or losses. Pending finalization of Carroll Wireless' permanent financing plan, and upon request by Carroll Wireless, U.S. Cellular may agree to make additional capital contributions and advances to Carroll Wireless and/or its general partner. U.S. Cellular has approved additional funding of $1.4 million of which $0.1 million was provided to Carroll Wireless as of December 31, 2007.

        In the first quarter of 2005, U.S. Cellular adjusted the previously reported gain related to its sale to ALLTEL of certain wireless properties on November 30, 2004. The adjustment of the gain, which resulted from a working capital adjustment that was finalized in the first quarter of 2005, increased the total gain on the sale by $0.6 million to $38.6 million.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 6    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

        In addition, in 2005, U.S. Cellular purchased one new wireless market and certain minority interests in other wireless markets in which it already owned a controlling interest for $6.9 million in cash. As a result of these acquisitions, U.S. Cellular's Licenses, Goodwill and Customer lists were increased by $3.9 million, $0.3 million and $1.2 million, respectively.

        In aggregate, the 2005 acquisitions, divestitures and exchanges increased Licenses by $133.5 million, Goodwill by $28.2 million and Customer lists by $32.7 million.

Pro Forma Operations

        Assuming the exchanges and acquisitions accounted for as purchases during the period January 1, 2006 to December 31, 2007 had taken place on January 1, 2006, unaudited pro forma results of operations would have been as follows:

Year Ended December 31,	2007	2006
(Unaudited, dollars in thousands, except per share amounts)
Service revenues	$3,679,595	$3,222,455
Equipment sales revenues	267,045	259,224
Interest expense	84,679	93,876
Net income	$314,677	$174,108
Earnings per share—basic	$3.59	$1.99
Earnings per share—diluted	$3.56	$1.99

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 7    LICENSES AND GOODWILL

        Changes in U.S. Cellular's licenses and goodwill are primarily the result of acquisitions, divestitures and impairments of its licenses and wireless markets. See Note 6—Acquisitions, Divestitures and Exchanges for information regarding purchase and sale transactions which affected licenses and goodwill. Changes in Licenses and Goodwill in 2007 and 2006 were as follows:

Year Ended December 31,	2007	2006
(Dollars in thousands)
Licenses
Balance, beginning of year	$1,494,327	$1,362,263
Acquisitions(1)	11,096	132,674
Loss on exchange	(20,841)	—
Impairment	(2,136)	—
Other	—	(610)

Balance, end of year	$1,482,446	$1,494,327

(1)
In 2006, includes $127,140 representing payments made to the FCC for licenses with respect to which Barat Wireless was the high bidder in Auction 66. See Note 6—Acquisitions, Divestitures and Exchanges for more information related to Barat Wireless.

Year Ended December 31,	2007	2006
(Dollars in thousands)
Goodwill
Balance, beginning of year	$485,452	$481,235
Additions	5,864	4,118
Other	—	99

Balance, end of year	$491,316	$485,452

        Licenses and goodwill must be reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. U.S. Cellular performs the annual impairment review on licenses and goodwill during the second quarter of its fiscal year. In 2007, the impairment review indicated that there was an impairment of licenses totaling $2.1 million; the loss is included in Depreciation, amortization and accretion on the Consolidated Statements of Operations. These license impairments were related to two of U.S. Cellular's six units of accounting in which operations have not yet begun. The carrying values of licenses associated with these six units of accounting are tested separately from those associated with U.S. Cellular's operating licenses. Fair values for such units of accounting were determined by reference to values established by auctions and other market transactions involving licenses comparable to those included in each specific unit of accounting. There was no impairment of Licenses in 2006, and no impairment of Goodwill in either 2007 or 2006.

        Additionally, as a result of the exchange of licenses with Sprint Nextel discussed in Note 6, Acquisitions, Divestitures and Exchanges, U.S. Cellular recognized a $20.8 million pre-tax loss during the fourth quarter of 2007.

NOTE 8    CUSTOMER LISTS

        Customer lists, which are intangible assets resulting from acquisitions of wireless markets, are amortized based on average customer retention periods using the double declining balance method in

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 8    CUSTOMER LISTS (Continued)

the first year, switching to straight-line over the remaining estimated life. Changes in customer lists in 2007 and 2006 were as follows:

Year ended December 31,	2007	2006
(Dollars in thousands)
Balance, beginning of period	$26,196	$47,649
Acquisitions	1,560	2,042
Impairment	(1,947)	—
Amortization	(10,434)	(23,495)

Balance, end of period	$15,375	$26,196

        U.S. Cellular performs an annual impairment test of customer list balances in the third quarter of its fiscal year. In 2007, such test indicated that the carrying values of certain customer list balances exceeded their estimated fair values and an impairment loss of $1.9 million was recorded; the loss is included in Depreciation, amortization and accretion in the Consolidated Statements of Operations. Fair values were determined based upon a present value analysis of expected future cash flows. There was no impairment of customer lists in 2006.

        Based on the balance of customer lists as of December 31, 2007, amortization expense for the years 2008-2012 is expected to be $7.1 million, $4.7 million, $3.2 million, $0.3 million and $0.1 million, respectively.

NOTE 9    MARKETABLE EQUITY SECURITIES

        Information regarding U.S. Cellular's marketable equity securities is summarized as follows:

(Dollars in thousands)	December 31, 2007	December 31, 2006
Marketable Equity Securities—Current Assets
Vodafone Group Plc 8,964,698 American Depositary Receipts in 2006	$—	$249,039
Rural Cellular Corporation 370,882 Common Shares in 2007	16,352	—

Total Marketable Equity Securities—Current	16,352	249,039
Marketable Equity Securities—Investments
Rural Cellular Corporation 370,882 Common Shares in 2006	—	4,873

Total aggregate fair value	16,352	253,912
Accounting cost basis	334	131,512

Gross unrealized holding gains	16,018	122,400
Deferred income tax liability	(5,884)	(44,855)

Net unrealized holding gains	10,134	77,545
Derivative instruments, net of tax	—	2,837

Accumulated other comprehensive income	$10,134	$80,382

        U.S. Cellular and its subsidiaries hold or have held marketable equity securities that are publicly traded and can have volatile movements in share prices. U.S. Cellular and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganizations of other assets.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 9    MARKETABLE EQUITY SECURITIES (Continued)

        U.S. Cellular owns 370,882 Common Shares of Rural Cellular Corporation ("RCCC"). The investment in RCCC is the result of a consolidation of several wireless partnerships in which U.S. Cellular subsidiaries held interests into RCCC, and the distribution of RCCC stock in exchange for these interests. On July 30, 2007, RCCC announced that Verizon Wireless has agreed to purchase the outstanding shares of RCCC for $45 per share in cash. The acquisition is expected to close in the first half of 2008. If the transaction closes, U.S. Cellular will receive approximately $16.7 million in cash, recognize a $16.4 million pre-tax gain and cease to own any interest in RCCC.

        At an Extraordinary General Meeting held on July 25, 2006, shareholders of Vodafone approved a Special Distribution of £0.15 per share (£1.50 per ADR) and a Share Consolidation under which every 8 ADRs of Vodafone were consolidated into 7 ADRs. As a result of the Special Distribution which was paid on August 18, 2006, U.S. Cellular received approximately $28.6 million in cash; this amount, representing a return of capital for financial statement purposes, was recorded as a reduction in the accounting cost basis of the marketable equity securities. Also, as a result of the Share Consolidation which was effective on July 28, 2006, U.S. Cellular's previous 10,245,370 Vodafone ADRs were consolidated into 8,964,698 Vodafone ADRs.

        The market values of the marketable equity securities held by U.S. Cellular may fall below the accounting cost basis of such securities. If U.S. Cellular determines the decline in value of the marketable equity securities to be other than temporary, the unrealized loss included in Accumulated other comprehensive income is recognized and recorded as a loss in the Consolidated Statements of Operations.

        U.S. Cellular entered into a number of variable prepaid forward contracts ("forward contracts") related to the Vodafone ADRs that it held. The economic hedge risk management objective of the forward contracts was to hedge the value of the securities from losses due to decreases in the market prices of the securities while retaining a share of gains from increases in the market prices of such securities. The downside risk was hedged at or above the accounting cost basis of the securities.

        The forward contracts related to the Vodafone ADRs matured in May 2007. U.S. Cellular elected to deliver 8,815,475 Vodafone ADRs in settlement of the forward contracts and disposed of all 149,223 remaining Vodafone ADRs in connection therewith in exchange for cash proceeds of $4.3 million. As a result, U.S. Cellular no longer owns any Vodafone ADRs and no longer has any liability or other obligations under the related forward contracts. U.S. Cellular recorded a pre-tax gain of $131.7 million on the settlement of the forward contracts and the disposition of the remaining Vodafone ADRs.

        See Note 14—Long-term Debt and Forward Contracts for additional information related to U.S. Cellular's forward contracts.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10    INVESTMENTS IN UNCONSOLIDATED ENTITIES

        Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

December 31,	2007	2006
(Dollars in thousands)
Equity method investments:
Capital contributions, loans and advances	$23,521	$19,190
Goodwill	966	966
Cumulative share of income	587,791	494,372
Cumulative share of distributions	(456,196)	(366,095)

	156,082	148,433
Cost method investments	1,611	1,892

Total investments in unconsolidated entities	$157,693	$150,325

        Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments.

        Equity in earnings of unconsolidated entities totaled $90.0 million, $93.1 million and $66.7 million in 2007, 2006 and 2005, respectively. U.S. Cellular's investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $71.2 million, $62.3 million and $52.2 million to equity in earnings of unconsolidated entities in 2007, 2006 and 2005, respectively. U.S. Cellular held a 5.5% ownership interest in the LA Partnership throughout and at the end of each of these years.

        Based primarily on data furnished to U.S. Cellular by third parties, the following summarizes the combined assets, liabilities and equity, and the combined results of operations, of U.S. Cellular's equity method investments:

December 31,	2007	2006
(Dollars in thousands)
Assets
Current	$401,000	$476,000
Due from affiliates	429,000	387,000
Property and other	1,886,000	1,967,000

	$2,716,000	$2,830,000

Liabilities and Equity
Current liabilities	$239,000	$261,000
Deferred credits	97,000	99,000
Long-term debt	12,000	12,000
Long-term capital lease obligations	48,000	45,000
Partners' capital and shareholders' equity	2,320,000	2,413,000

	$2,716,000	$2,830,000

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10    INVESTMENTS IN UNCONSOLIDATED ENTITIES (Continued)

Year Ended December 31,	2007	2006	2005
(Dollars in thousands)
Results of Operations
Revenues	$4,498,000	$4,193,000	$3,449,000
Operating expenses	3,076,000	2,903,000	2,413,000

Operating income	1,422,000	1,290,000	1,036,000
Other income, net	32,000	54,000	24,000

Net income	$1,454,000	$1,344,000	$1,060,000

NOTE 11    PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment in service and under construction, net of accumulated depreciation, consists of:

December 31,	Useful Lives	2007	2006
(Dollars in thousands)	(Years)
Land	N/A	$25,359	$25,297
Buildings	20	254,650	237,479
Leasehold Improvements	1-30	824,206	740,218
Cell site equipment	6-25	2,374,769	2,329,898
Switching equipment	1-8	803,908	757,183
Office furniture and equipment	3-5	441,762	412,914
Other operating equipment	5-25	271,941	285,009
System development	3-7	250,350	238,347
Work in process	N/A	162,170	94,649

		5,409,115	5,120,994
Accumulated depreciation		(2,814,019)	(2,492,146)

		$2,595,096	$2,628,848

        Depreciation expense totaled $543.1 million, $497.1 million and $444.7 million in 2007, 2006 and 2005, respectively. Amortization expense on system development costs totaled $15.9 million, $27.9 million and $29.4 million in 2007, 2006 and 2005, respectively. Amortization of system development costs decreased in 2007 primarily due to a billing system becoming fully amortized in 2006.

        In 2007, 2006 and 2005, (gain)/loss on asset disposals/exchanges included charges of $34.1 million, $19.6 million and $20.4 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service. In 2007, U.S. Cellular conducted a physical inventory of its significant cell site and switching assets. As a result, (gain)/loss on asset disposals/exchanges included a charge of $14.6 million in 2007 reflecting the results of the physical inventory and related valuation and reconciliation.

NOTE 12    ASSET RETIREMENT OBLIGATIONS

        U.S. Cellular is subject to asset retirement obligations associated with its leased cell sites, switching office sites, retail store sites and office locations. Asset retirement obligations generally include obligations to restore leased land and retail store and office premises to their pre-lease conditions.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 12    ASSET RETIREMENT OBLIGATIONS (Continued)

        During the third quarters of 2007 and 2006, U.S. Cellular performed its annual review of the assumptions and estimated costs related to its asset retirement obligations. As a result of the reviews, the liabilities were revised as follows:

  •
  In 2007, the liabilities were revised to reflect lower estimated cash outflows as a result of lower estimates of removal and restoration costs, primarily related to cell sites, as determined through quoted market prices obtained from independent contractors.

  •
  In 2006, the liabilities were revised to reflect higher estimated costs for removal of radio and power equipment related to cell sites, and estimated retirement obligations for retail stores were revised to reflect a shift to larger stores and slightly higher estimated costs for removal of fixtures.

        These changes are reflected in "Revisions in estimated cash outflows" below.

        Changes in asset retirement obligations during 2007 and 2006 were as follows:

(Dollars in thousands)	2007	2006
Beginning balance	$127,639	$90,224
Additional liabilities accrued	5,974	15,697
Revision in estimated cash outflows	(15,331)	13,415
Acquisition of assets	348	1,237
Disposition of assets	(555)	(164)
Accretion expense	8,769	7,230

Ending balance	$126,844	$127,639

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

        U.S. Cellular has a $700 million revolving credit facility available for general corporate purposes. At December 31, 2007, outstanding letters of credit were $0.2 million leaving $699.8 million available for use. Borrowings under the revolving credit facility bear interest at the London InterBank Offered Rate ("LIBOR") plus a contractual spread based on U.S. Cellular's credit rating. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2007, the one month LIBOR was 4.6% and the contractual spread was 75 basis points. If U.S. Cellular provides less than two days' notice of intent to borrow, the related borrowings bear interest at the prime rate less 50 basis points (the prime rate was 7.25% at December 31, 2007). In 2007, U.S. Cellular paid fees at an aggregate annual rate of 0.39% of the total facility. These fees totaled $2.8 million in 2007, $2.3 million in 2006 and $1.0 million in 2005. The credit facility expires in December 2009.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 13    NOTES PAYABLE (Continued)

        Information concerning notes payable is shown in the table below.

Year Ended December 31,	2007	2006
(Dollars in thousands)
Balance at end of year	$—	$35,000
Weighted average interest rate at end of year	N/A	5.96%
Maximum amount outstanding during the year	$60,000	$170,000
Average amount outstanding during the year(1)	$20,000	91,250
Weighted average interest rate during the year(1)	6.03%	5.68%

(1)
The average was computed based on month-end balances.

        U.S. Cellular's interest cost on its revolving credit facility would increase if its current credit rating from Moody's Investor Service ("Moody's") was lowered. However, the credit facility would not cease to be available or accelerate solely as a result of a decline in U.S. Cellular's credit rating. A downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future. U.S. Cellular's credit ratings as of December 31, 2007, and the dates that such ratings were issued, were as follows:

Moody's (Issued September 20, 2007)	Baa3—outlook stable
Standard & Poor's (Issued June 21, 2007)	BB+—with developing outlook
Fitch Ratings (Issued August 16, 2007)	BBB+—stable outlook

        On September 20, 2007, Moody's changed its outlook on U.S. Cellular's credit rating to stable from under review for possible further downgrade.

        On February 13, 2007, Standard & Poor's lowered its credit rating on U.S. Cellular to BBB- from BBB. The ratings remained on credit watch with negative implications. On April 23, 2007, Standard & Poor's lowered its credit rating on U.S. Cellular to BB+ from BBB-. The ratings remained on credit watch with negative implications. On June 21, 2007, Standard & Poor's affirmed the BB+ rating, and removed the Company from Credit Watch. The outlook is developing.

        On August 16, 2007, Fitch changed its outlook on U.S. Cellular's credit rating to stable from ratings watch negative.

        The financial covenants associated with U.S. Cellular's revolving credit facility require that U.S. Cellular and subsidiaries maintain certain debt-to-capital and interest coverage ratios. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries.

        The maturity date of U.S. Cellular's revolving credit facility would accelerate in the event of a change in control.

        The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. On November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late with certain SEC filings. Before U.S. Cellular filed the foregoing restatements and became current in its SEC filings on or prior to April 23, 2007, the restatements and late filings resulted in defaults under the revolving credit facility. However, U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios, and U.S. Cellular did not fail to make any scheduled payments. U.S. Cellular received waivers from the lenders associated with the revolving credit facility, under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements and late filings. U.S. Cellular

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 13    NOTES PAYABLE (Continued)

believes it was in compliance as of December 31, 2007 with all covenants and other requirements set forth in its revolving credit facility.

NOTE 14    LONG-TERM DEBT AND FORWARD CONTRACTS

        Long-term debt is as follows:

December 31,	2007	2006
(Dollars in thousands)
6.7% senior notes maturing in 2033	$544,000	$544,000
Unamortized discount	(11,707)	(12,161)

	532,293	531,839
7.5% senior notes, maturing in 2034	330,000	330,000
8.75% senior notes, maturing in 2032	130,000	130,000
Other 9.0% due in 2009	10,000	10,000

Total long-term debt	$1,002,293	$1,001,839

Unsecured Notes

        The 6.7% senior notes are due December 15, 2033. Interest is paid semi-annually. U.S. Cellular may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points.

        The 7.5% senior notes are due June 15, 2034. Interest on the notes is payable quarterly. U.S. Cellular may redeem the notes, in whole or in part, at any time on and after June 17, 2009, at a redemption price equal to 100% of the principal amount redeemed plus accrued interest.

        The 8.75% senior notes are due November 7, 2032. Interest is paid quarterly. U.S. Cellular may redeem the notes, in whole or in part, beginning in November 2007 at the principal amount plus accrued interest.

General

        The covenants of the long-term debt obligations place certain restrictions on U.S. Cellular, including restrictions on the ability of its subsidiaries, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions, and sell, consolidate, or merge assets.

        U.S. Cellular believes it was in compliance as of December 31, 2007 with all covenants and other requirements set forth in its long-term debt indentures. On November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late in certain SEC filings. Before U.S. Cellular filed the foregoing restatements and became current in its SEC filings on or prior to April 23, 2007, the late filings, and the failure to deliver such filings to the trustees of the U.S. Cellular debt indentures on a timely basis, resulted in non-compliance under such debt indentures. However, this non-compliance did not result in an event of default or a default. U.S. Cellular believes that such non-compliance was cured when it became current in its SEC filings on or prior to April 23, 2007. U.S. Cellular has not failed to make and does not expect to fail to make any scheduled payment of principal or interest under such indentures.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 14    LONG-TERM DEBT AND FORWARD CONTRACTS (Continued)

        U.S. Cellular's long-term debt indentures do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future.

        The annual requirements for principal payments on long-term debt over the next five years are $10.0 million in 2009. No payments are required in the years 2008, 2010, 2011 and 2012.

Forward Contracts

        At December 31, 2006, U.S. Cellular had outstanding variable prepaid forward contracts ("forward contracts") related to its 8,964,698 Vodafone Group Plc ADRs. The $159.9 million principal amount of the forward contracts was accounted for as a loan. The forward contracts contained embedded collars that were bifurcated and received separate accounting treatment in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Vodafone ADRs were pledged as collateral for the forward contracts.

        The economic hedge risk management objective of the forward contracts was to hedge the value of the Vodafone ADRs from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside limit was hedged at or above the accounting cost basis of the securities.

        Under the terms of the forward contracts, a subsidiary of U.S. Cellular owned the contracted shares and received dividends paid on such contracted shares. The forward contracts, at U.S. Cellular's option, could have been settled in shares of the security or in cash, pursuant to formulas that "collared" the price of the shares. The collars effectively reduced U.S. Cellular's downside limit and upside potential on the contracted shares. The collars were typically contractually adjusted for any changes in dividends on the underlying shares. If the dividend increased, the collar's upside potential was typically reduced. If the dividend decreased, the collar's upside potential was typically increased.

        The forward contracts matured in May 2007. U.S. Cellular settled the forward contracts by delivery of substantially all of the 8,964,698 Vodafone ADRs pursuant to the formula and then disposed of all remaining Vodafone ADRs. As a result, U.S. Cellular no longer owns any Vodafone ADRs and no longer has any liability or other obligations under the related forward contracts. U.S. Cellular recognized a pre-tax gain of $131.7 million at the time of delivery and sale of the shares. U.S. Cellular incurred a current tax liability in the amount of $35.5 million at the time of delivery and sale of the shares. See Note 9—Marketable Equity Securities for additional information related to settlement of the forward contracts and disposal of the remaining Vodafone ADRs.

NOTE 15    FINANCIAL INSTRUMENTS AND DERIVATIVES

        Financial instruments are as follows:

	2007		2006
December 31,	Book Value	Fair Value	Book Value	Fair Value
(Dollars in thousands)
Cash and cash equivalents	$204,533	$204,533	$32,912	$32,912
Notes payable	—	—	35,000	35,000
Long-term debt	1,002,293	888,807	1,001,839	1,005,332
Forward contracts	$—	$—	$159,856	$159,856

        The book values of cash and cash equivalents and notes payable approximates fair value due to the short-term nature of these financial instruments. The fair value of U.S. Cellular's long-term debt was

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 15    FINANCIAL INSTRUMENTS AND DERIVATIVES (Continued)

estimated using market prices for the 6.7% senior notes, the 7.5% senior notes and the 8.75% senior notes and discounted cash flow analysis for the remaining debt. The book value of the variable rate forward contracts approximates fair value due to the repricing of the instruments on a quarterly basis.

Derivatives

        At December 31, 2006, U.S. Cellular had variable prepaid forward contracts ("forward contracts") in connection with its 8,964,698 Vodafone ADRs. The principal amount of the forward contracts was accounted for as a loan. The collar portions of the forward contracts were accounted for as derivative instruments.

        The forward contracts for the forecasted transactions and hedged items were recorded as assets or liabilities in the Consolidated Balance Sheets at their fair value. The fair value of the derivative instruments was determined using the Black-Scholes model.

        From inception until September 2002, the forward contracts were originally designated as cash flow hedges. U.S. Cellular applied the required accounting for forward contracts designated as cash flow hedges, whereby changes in the fair value of forward contracts are recognized in Accumulated other comprehensive income until they are recognized in earnings when the forward contract is settled. However, U.S. Cellular did not de-designate, re-designate, and assess hedge effectiveness when the embedded collars were contractually adjusted for differences between the actual and assumed dividend rate. Consequently, U.S. Cellular concluded that, after the initial contractual adjustment to the embedded collars which occurred in September 2002, the hedges no longer qualified for cash flow hedge accounting and should be accounted for as derivative instruments that did not qualify for cash flow hedge accounting. Accordingly, changes in the fair value of the embedded collars were recorded in the Consolidated Statements of Operations since September 2002.

        Upon settlement of the forward contracts in 2007, the unrealized gain of $2.8 million included in Accumulated other comprehensive income from the inception of the forward contracts until September 2002 was reclassified to the Consolidated Statements of Operations along with the unrealized gain on the Vodafone ADRs delivered to the counterparty or otherwise sold.

        The liability related to these derivatives was $88.8 million at December 31, 2006. This amount is included in Derivative liability in the Consolidated Balance Sheets.

        Fair value adjustments of derivative instruments, all of which matured in May 2007, resulted in losses of $5.4 million and $63.0 million in 2007 and 2006, respectively, and a gain of $45.0 million in 2005. Fair value adjustments of derivative instruments for the period reflect the change in the fair value of the bifurcated embedded collars within the forward contracts related to the Vodafone ADRs not designated as a hedge. See Note 9—Marketable Equity Securities and Note 14—Long-Term Debt and Forward Contracts for additional information related to the forward contracts.

NOTE 16    COMMITMENTS AND CONTINGENCIES

        Contingent obligations not related to income taxes, including indemnities, litigation and other possible commitments, are accounted for in accordance with SFAS 5, which requires that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, those contingencies that are deemed to be probable and where the amount of the loss is reasonably estimable are accrued in the financial statements. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been or will be incurred, even if the amount is not estimable. The assessment

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 16    COMMITMENTS AND CONTINGENCIES (Continued)

of contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of contingencies could differ materially from amounts accrued in the financial statements.

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

        U.S. Cellular accounts for certain lease agreements as capital leases. The short- and long-term portions of capital lease obligations totaled $0.5 million and $1.3 million, respectively, as of December 31, 2007 and $0.5 million and $1.7 million, respectively, as of December 31, 2006. The short- and long-term portions of capital lease obligations are included in Other current liabilities and Other deferred liabilities and credits, respectively, in the Consolidated Balance Sheets.

        As of December 31, 2007, future minimum rental payments required under operating and capital leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year are as follows:

(Dollars in thousands)	Operating Leases— Future Minimum Rental Payments	Operating Leases— Future Minimum Rental Receipts	Capital Leases— Future Minimum Rental Payments
2008	$112,950	22,825	585
2009	98,211	20,604	270
2010	83,761	15,796	169
2011	68,231	10,107	174
2012	47,069	4,257	179
Thereafter	464,475	1,350	1,193

Total	$874,697	74,939	2,570

Less: Amounts representing interest			(721)

Present value of minimum lease payments			1,849
Less: Current portion of obligations under capital leases			(509)

Long-term portion of obligations under capital leases			$1,340

        Rent expense totaled $130.2 million, $116.1 million and $105.8 million in 2007, 2006 and 2005, respectively. Rent revenue totaled $23.8 million, $24.1 million and $15.4 million in 2007, 2006 and 2005, respectively.

Indemnifications

        U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. These agreements include certain asset sales and financings with other parties. The terms of the indemnification vary by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific; however, these

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 16    COMMITMENTS AND CONTINGENCIES (Continued)

agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from any litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

Legal Proceedings

        U.S. Cellular is involved or may be involved from time to time in legal proceedings before the FCC and various state and federal courts. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements.

NOTE 17    MINORITY INTEREST IN SUBSIDIARIES

        Under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, certain minority interests in consolidated entities with finite lives may meet the standard's definition of a mandatorily redeemable financial instrument and thus require reclassification as liabilities and remeasurement at the estimated amount of cash that would be due and payable to settle such minority interests under the applicable entity's organization agreement, assuming an orderly liquidation of the finite-lived entity, net of estimated liquidation costs (the "settlement value"). U.S. Cellular's consolidated financial statements include certain minority interests that meet the standard's definition of mandatorily redeemable financial instruments. These mandatorily redeemable minority interests represent interests held by third parties in consolidated partnerships and limited liability companies ("LLC"), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the minority interest holders and U.S. Cellular in accordance with the respective partnership and LLC agreements. The termination dates of U.S. Cellular's mandatorily redeemable minority interests range from 2042 to 2106.

        The settlement value of U.S. Cellular's mandatorily redeemable minority interests was estimated to be $217.1 million at December 31, 2007 and $184.9 million at December 31, 2006. This represents the estimated amount of cash that would be due and payable to settle minority interests assuming an orderly liquidation of the finite-lived consolidated partnerships and LLCs on December 31, 2007 and 2006, net of estimated liquidation costs. This amount is being disclosed pursuant to the requirements of FSP No. FAS 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under SFAS 150. U.S. Cellular has no current plans or intentions to liquidate any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the minority interests in finite-lived consolidated partnerships and LLCs at December 31, 2007 and 2006, was $44.4 million and $37.4 million, respectively, and is included in Minority Interest on the Consolidated Balance Sheets. The excess of the estimated aggregate settlement value over the aggregate carrying value of the mandatorily redeemable minority interests was primarily due to the unrecognized appreciation of the minority interest holders' share of the underlying net assets in the consolidated partnerships and LLCs. Neither the minority interest holders' share, nor U.S. Cellular's share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements under U.S. GAAP. The estimate of settlement value was based on certain factors and assumptions. A change in those factors and assumptions could result in a materially larger or smaller settlement amount.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18    COMMON SHAREHOLDERS' EQUITY

Employee Benefit Plans

        The following table summarizes Common Shares issued, including reissued Treasury Shares, for the employee benefit plans:

Year Ended December 31,	2007	2006
Employee stock options and awards	871,493	629,189
Employee Stock Purchase Plan	9,154	3,740

	880,647	632,929

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

Series A Common Shares

        Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2007, a majority of U.S. Cellular's Common Shares and all of U.S. Cellular's outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

        The Board of Directors of U.S. Cellular has authorized the repurchase of up to 1% of the outstanding U.S. Cellular Common Shares held by non-affiliates on a quarterly basis, primarily for use in employee benefit plans (the "Limited Authorization"). This authorization does not have an expiration date.

        On March 6, 2007, the Board of Directors of U.S. Cellular authorized the repurchase of up to 500,000 Common Shares of U.S. Cellular (the "Additional Authorization") from time to time through open market purchases, block transactions, private transactions or other methods. This authorization was in addition to U.S. Cellular's existing Limited Authorization discussed above, and was scheduled to expire on March 6, 2010. However, because this authorization was fully utilized in connection with the April 4, 2007 accelerated share repurchases discussed below, no further purchases are available under this authorization.

        U.S. Cellular entered into accelerated share repurchase ("ASR") agreements to purchase its shares through an investment banking firm in private transactions. The repurchased shares are held as treasury shares. In connection with each ASR, the investment banking firm purchased an equivalent number of shares in the open-market over time. Each program was required to be completed within two years of the trade date of the respective ASR. At the end of each program, U.S. Cellular received or paid a price adjustment based on the average price of shares acquired by the investment banking firm pursuant to the ASR during the purchase period, less a negotiated discount. The purchase price adjustment could be settled, at U.S. Cellular's option, in cash or in U.S. Cellular Common Shares.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18    COMMON SHAREHOLDERS' EQUITY (Continued)

        Activity related to U.S. Cellular's repurchases of shares through ASR transactions on April 4, July 10 and October 25, 2007, and its obligations to the investment banking firm, are detailed in the table below.

(Dollars in thousands, except per share amounts)	April 4, 2007	July 10, 2007	October 25, 2007	Totals
Number of Shares Repurchased by U.S. Cellular(1)	670,000	168,000	168,000	1,006,000
Initial purchase price to investment banking firm	$49,057	$16,145	$16,215	$81,417
Weighted average price of initial purchase(2)	$73.22	$96.10	$96.52	$80.93
ASR Settled as of December 31, 2007(3)
Additional amount paid to investment banking firm	$6,485	—	—	$6,485
Final total cost of shares	$55,542	—	—	$55,542
Final weighted average price	$82.90	—	—	$82.90
Number of shares purchased by investment banking firm and settled	670,000	—	—	670,000
Number of Shares Purchased by Investment Banking
Firm for Open ASRs (As of December 31, 2007)	—	63,665	—	63,665
Average price of shares, net of discount, purchased by investment banking firm	—	$85.70	—	$85.70
(Refund due) from investment banking firm for shares purchased through December 31, 2007(4)	—	$(661)	—	$(661)
Equivalent number of shares that would be delivered by investment banking firm based on December 31, 2007 closing price(5)	—	7,861	—	7,861
Settlement of ASRs Subsequent to December 31, 2007(6)
(Refund) paid by investment banking firm	—	$(2,080)	$(2,474)	$(4,554)
Final total cost of shares, less discount plus commission	—	$14,065	$13,741	$27,806
Final weighted average price(2)	—	$83.72	$81.79	$82.76

(1)
The repurchased shares are being held as treasury shares.

(2)
Weighted average price includes any per share discount and commission paid to the investment banking firm.

(3)
The April 4, 2007 ASR was settled in cash on December 18, 2007. The other ASRs were not settled and were open as of December 31, 2007, but were settled in January 2008. See Note (6) below.

(4)
Represents the purchase price adjustment owed to U.S. Cellular by the investment banking firm as of December 31, 2007 for the shares purchased through such date, based on the difference between the price paid per share by U.S. Cellular in connection with the ASR, and the average price paid per share by the investment banking firm, less the discount plus the commission.

(5)
Represents the number of additional U.S. Cellular Common Shares that would need to be delivered by the investment banking firm based on the closing price of $84.10 on December 31, 2007, if U.S. Cellular elected to settle the refund due described in footnote (4) with shares.

(6)
At December 31, 2007, there were 272,335 shares remaining to be purchased by the investment banking firm pursuant to the July 10, 2007 and October 25, 2007 ASRs. Such ASRs both were settled in cash in January 2008. The table above shows the final settlement amounts of such ASRs. Accordingly, since the actual settlement amounts and final total costs are known, no additional information is provided about the sensitivity of such ASRs to a change in the U.S. Cellular stock price as of December 31, 2007.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18    COMMON SHAREHOLDERS' EQUITY (Continued)

        All of the ASRs were settled in cash and resulted in an adjustment to U.S. Cellular's additional paid-in capital upon the respective settlements.

        U.S. Cellular did not repurchase any Common Shares in 2006 and 2005.

        Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued 880,647, 632,929 and 758,509 treasury shares in 2007, 2006 and 2005, respectively.

Accumulated Other Comprehensive Income

        The cumulative balance of unrealized gains and (losses) on securities and derivative instruments and related income tax effects included in Accumulated other comprehensive income are as follows:

(Dollars in thousands)	2007	2006
Marketable Equity Securities
Balance, beginning of period	$77,545	$41,287
Add (deduct):
Unrealized gains on marketable equity securities	20,825	57,176
Income tax (expense)	(7,647)	(20,918)

Net change in unrealized gains on marketable equity securities	13,178	36,258

Recognized (gain) on sale of marketable equity securities	(127,207)	—
Income tax expense	46,618	—

Net recognized (gain) on marketable equity securities	(80,589)	—

Net change in marketable equity securities	(67,411)	36,258

Balance, end of period	$10,134	$77,545

Derivative Instruments
Balance, beginning of period	$2,837	$2,835
Add (deduct):
Deferred income tax (expense) benefit	—	2

Net change in unrealized gains (losses) on derivative instruments	—	2

Recognized (gain) on settlement of derivative instruments	(4,479)	—
Income tax expense	1,642	—

Net recognized (gain) on settlement of derivatives instruments	(2,837)	—

Net change in derivative instruments	(2,837)	2

Balance, end of period	$—	$2,837

Accumulated Other Comprehensive Income
Balance, beginning of period	$80,382	$44,122
Net change in marketable equity securities	(67,411)	36,258
Net change in derivative instruments	(2,837)	2

Net change in accumulated comprehensive income	(70,248)	36,260

Balance, end of period	$10,134	$80,382

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 19    STOCK-BASED COMPENSATION

        U.S. Cellular has established the following stock-based compensation plans: a long-term incentive plan, an employee stock purchase plan, and a non-employee director compensation plan.

        Under the U.S. Cellular 2005 Long-Term Incentive Plan, U.S. Cellular may grant fixed and performance-based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2007, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

        At December 31, 2007, U.S. Cellular had reserved 4,019,000 Common Shares for equity awards granted and to be granted under the long-term incentive plan, and also had reserved 97,000 Common Shares for issuance to employees under an employee stock purchase plan. The maximum number of U.S. Cellular Common Shares that may be issued to employees under all stock-based compensation plans in effect at December 31, 2007, was 4,116,000. U.S. Cellular currently utilizes treasury stock to satisfy stock option exercises, issuances under its employee stock purchase plan, restricted stock unit awards and deferred compensation stock unit awards.

        U.S. Cellular also has established a Non-Employee Director Compensation Plan under which it has reserved 3,100 Common shares of U.S. Cellular stock for issuance as compensation to members of the board of directors who are not employees of U.S. Cellular or TDS.

        On March 7, 2006, the U.S. Cellular Compensation Committee approved amendments to stock option award agreements. The amendments modify current and future options to extend the exercise period until 30 days following (i) the lifting of a "suspension" if options otherwise would expire or be forfeited during the suspension period and (ii) the lifting of a blackout if options otherwise would expire or be forfeited during a blackout period. U.S. Cellular temporarily suspended issuances of shares under the 2005 Long Term Incentive Plan between March 17, 2006 and October 10, 2006, as a consequence of late SEC filings. As required under the provisions of SFAS 123(R), U.S. Cellular evaluated the impact of this plan modification and recognized $1.5 million in stock-based compensation expense in 2006.

        Long-Term Incentive Plan—Stock Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over periods up to four years from the date of grant. Stock options outstanding at December 31, 2007, expire between 2008 and 2017. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of the option generally equals the market value of U.S. Cellular Common Shares on the date of grant.

        U.S. Cellular granted 477,000, 559,000 and 760,000 stock options during the years ended December 31, 2007, 2006 and 2005, respectively. U.S. Cellular estimates the fair value of stock options granted using the Black-Scholes valuation model. U.S. Cellular used the assumptions shown in the table below in valuing the options granted in 2007, 2006 and 2005:

	2007	2006	2005
Expected Life	3.1 Years	3.0 Years	3.0 Years
Expected Volatility	22.5% - 25.7%	23.5% - 25.2%	36.5%
Dividend Yield	0%	0%	0%
Risk-free Interest Rate	3.3% - 4.8%	4.5% - 4.7%	3.9%
Estimated Annual Forfeiture Rate	9.6%	4.4%	4.3%

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 19    STOCK-BASED COMPENSATION (Continued)

        A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during the three years ended December 31, 2007, is presented in the table below:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Stock options:
Outstanding at December 31, 2004	2,856,000	$35.44
(833,000 exercisable)
Granted	760,000	45.68	$13.38
Exercised	(693,000)	33.10		$11,511,000
Forfeited	(185,000)	37.98
Expired	(37,000)	47.44

Outstanding at December 31, 2005	2,701,000	$38.80
(885,000 exercisable)
Granted	559,000	59.52	$14.07
Exercised	(546,000)	34.55		$14,324,000
Forfeited	(140,000)	41.50
Expired	(3,000)	40.90

Outstanding at December 31, 2006	2,571,000	$44.07
(1,430,000 exercisable)
Granted	477,000	74.29	$16.74
Exercised	(1,523,000)	45.53		$55,912,000
Forfeited	(122,000)	57.05
Expired	(4,000)	34.44

Outstanding at December 31, 2007	1,399,000	$51.65		$45,406,000
(544,000 exercisable)				$24,972,000

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2007	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$23.61-$36.99	184,000	5.4	$25.71	182,000	5.4	$25.59
$37.00-$49.99	597,000	6.6	43.16	327,000	6.3	42.52
$50.00-$102.59	618,000	8.7	67.61	35,000	6.0	63.46

	1,399,000	7.4	$51.65	544,000	6.0	$38.21

        The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between U.S. Cellular's closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2007. U.S. Cellular received $10.1 million in cash from the exercise of stock options during 2007.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 19    STOCK-BASED COMPENSATION (Continued)

        A summary of U.S. Cellular nonvested stock options at December 31, 2007 and changes during the year then ended is presented in the table below:

	Number	Weighted Average Grant Date Fair Values
Nonvested at December 31, 2006	1,141,000	$14.06
Granted	477,000	16.74
Vested	(641,000)	14.45
Forfeited	(122,000)	14.82

Nonvested at December 31, 2007	855,000	$15.16

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

        A summary of U.S. Cellular nonvested restricted stock units at December 31, 2007 and changes during the year then ended is presented in the tables that follow:

Liability Classified Awards	Number	Weighted Average Grant Date Fair Values
Nonvested at December 31, 2006	57,000	$38.65
Vested	(57,000)	38.65

Nonvested at December 31, 2007	—	$—

Equity Classified Awards	Number	Weighted Average Grant Date Fair Values
Nonvested at December 31, 2006	288,000	$51.54
Granted	137,000	74.09
Vested	(5,000)	73.85
Forfeited	(43,000)	55.45

Nonvested at December 31, 2007	377,000	$58.92

        The total fair values of liability classified restricted stock units that vested during the years ended December 31, 2007, 2006 and 2005 were $4,293,000, $7,620,000 and $2,936,000, respectively. The total fair value of equity classified restricted stock units that vested during 2007 was $520,000.

        Long-Term Incentive Plan—Deferred Compensation Stock Units—Certain U.S. Cellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 19    STOCK-BASED COMPENSATION (Continued)

participate is immediately vested and is deemed to be invested in U.S. Cellular Common Share stock units. Upon distribution of such stock units, participants will receive U.S. Cellular Common Shares. The amount of U.S. Cellular's matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in U.S. Cellular Common Share stock units. The matching contribution stock units vest ratably at a rate of one-third per year over three years. Upon vesting and distribution of such matching contribution stock units, participants will receive U.S. Cellular Common Shares.

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

        Nonvested deferred compensation stock units represent matched stock units discussed above. A summary of U.S. Cellular nonvested deferred compensation stock units at December 31, 2007 and changes during the year then ended is presented in the table below:

Deferred Compensation Awards	Number	Weighted Average Grant Date Fair Values
Nonvested at December 31, 2006	2,400	$51.39
Granted	2,600	70.55
Vested	(2,800)	56.36

Nonvested at December 31, 2007	2,200	$67.30

        Employee Stock Purchase Plan—Under the 2003 Employee Stock Purchase Plan, eligible employees of U.S. Cellular and its subsidiaries may purchase a limited number of U.S. Cellular Common Shares on a quarterly basis. U.S. Cellular had reserved 97,000 Common Shares at December 31, 2007, for issuance under this plan. The plan became effective on April 1, 2003 and will terminate on December 31, 2008. U.S. Cellular employees are also eligible to participate in the TDS Employee Stock Purchase Plan. The per share cost to each participant in these plans is 85% of the market value of the U.S. Cellular Common Shares, TDS Common Shares or TDS Special Common Shares as of the issuance date. Under SFAS 123(R), the employee stock purchase plans are considered compensatory plans; therefore, recognition of compensation cost for stock issued under these plans is required. Compensation cost is measured as the difference between the cost of the shares to plan participants and the fair market value of the shares on the date of issuance. In 2007 and 2006, U.S. Cellular recognized compensation expense of $124,000 and $39,000 relating to these plans.

        Compensation of Non-Employee Directors—U.S. Cellular issued 700 shares and 1,150 shares in 2007 and 2006, respectively, under its Non-Employee Director Compensation Plan.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 19    STOCK-BASED COMPENSATION (Continued)

Stock-Based Compensation Expense

        The following table summarizes stock-based compensation expense recognized during 2007 and 2006:

Year Ended December 31,	2007	2006
(Dollars in thousands)
Stock option awards	$7,276	$12,821
Restricted stock unit awards	7,077	7,953
Deferred compensation matching stock unit awards	155	(830)
Awards under employee stock purchase plan	124	39
Awards under non-employee director compensation plan	49	70

Total stock-based compensation, before income taxes	14,681	20,053
Income tax benefit	(5,345)	(7,834)

Total stock-based compensation expense, net of income taxes	$9,336	$12,219

        Stock-based compensation expense totaled $14.7 million and $20.1 million for 2007 and 2006, respectively. Of these amounts, $13.5 million and $19.1 million was recorded in Selling, general and administrative expense and $1.2 million and $1.0 million was recorded in System operations expense.

        As a result of adopting SFAS 123(R) on January 1, 2006, U.S. Cellular's income before income taxes and minority interest was $7.3 million and $12.8 million lower in 2007 and 2006, respectively, than if it had continued to account for stock-based compensation under APB 25. Similarly, as a result of adopting SFAS 123(R) on January 1, 2006, U.S. Cellular's net income was $4.6 million and $8.1 million lower for 2007 and 2006, respectively, its basic earnings per share was $0.05 and $0.09 lower for 2007 and 2006, respectively, and its diluted earnings per share was $0.05 and $0.09 lower in 2007 and 2006, respectively, than if U.S. Cellular had continued to account for stock-based compensation expense under APB 25.

        For comparison, the following table illustrates the pro forma effect on net income and earnings per share had U.S. Cellular applied the fair value recognition provisions of SFAS 123(R) to its stock-based employee compensation plans for 2005:

(Dollars in thousands, except per share amounts)
Net income, as reported	$154,951
Add: Stock-based compensation expense included in reported net income, net of related tax effects and minority interest	3,963
Deduct: Stock-based compensation expense determined under fair value based method for all awards, net of related tax effects and minority interest	(14,551)

Pro forma net income	$144,363

Earnings per share:
Basic—as reported	$1.79
Basic—pro forma	$1.67
Diluted—as reported	$1.77
Diluted—pro forma	$1.66

        At December 31, 2007, unrecognized compensation cost for all U.S. Cellular stock-based compensation awards was $13.9 million. The unrecognized compensation cost for stock-based compensation awards at December 31, 2007 is expected to be recognized over a weighted average period of 1.5 years.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 19    STOCK-BASED COMPENSATION (Continued)

        Prior to the adoption of SFAS 123(R), U.S. Cellular presented all tax benefits resulting from tax deductions associated with the exercise of stock options by employees as cash flows from operating activities in the Consolidated Statements of Cash Flows. SFAS 123(R) requires that "excess tax benefits" be classified as cash flows from financing activities in the Consolidated Statements of Cash Flows. For this purpose, the excess tax benefits are tax benefits related to the difference between the total tax deduction associated with the exercise of stock options by employees and the amount of compensation cost recognized for those options. For 2007 and 2006, excess tax benefits of $11.7 million and $2.5 million, respectively, were included in cash flows from financing activities in the Consolidated Statements of Cash Flows pursuant to this requirement of SFAS 123(R).

NOTE 20    SUPPLEMENTAL CASH FLOW DISCLOSURES

        Following are supplemental cash flow disclosures regarding interest paid and income taxes paid and certain noncash transactions:

Year Ended December 31,	2007	2006	2005
(Dollars in thousands)
Interest paid	$84,095	$91,677	$83,558
Income taxes paid	$212,578	$147,743	$57,691
Net assets acquired in exchange of business assets	$—	$—	$106,757

        U.S. Cellular withheld 716,446, 54,537 and 19,147 Common Shares with an aggregate value of $60.0 million, $3.2 million and $0.9 million in 2007, 2006 and 2005, respectively, from employees who exercised stock options or who received a distribution of vested restricted stock awards. Such shares were withheld to cover the exercise price of stock options, if applicable, and required tax withholdings.

NOTE 21    SUBSEQUENT EVENTS

        From time to time, the FCC conducts auctions through which additional spectrum is made available for the provision of wireless services. An FCC auction of spectrum in the 700 megahertz band, designated by the FCC as Auction 73, began on January 24, 2008. U.S. Cellular is participating in Auction 73 indirectly through its interest in King Street Wireless, L.P. ("King Street Wireless"), which is participating in Auction 73. A subsidiary of U.S. Cellular is a limited partner in King Street Wireless. King Street Wireless intends to qualify as a "designated entity," and thereby be eligible for bid credits with respect to spectrum purchased in Auction 73.

        In January 2008, U.S. Cellular made capital contributions and advances to King Street Wireless and/or its general partner of $97 million to allow King Street Wireless to participate in Auction 73. King Street Wireless is in the process of developing its long-term business and financing plans. Pending finalization of King Street Wireless' permanent financing plans, and upon request by King Street Wireless, U.S. Cellular may agree to make additional capital contributions and/or advances to King Street Wireless and/or its general partner. U.S. Cellular will consolidate King Street Wireless and King Street Wireless, Inc., the general partner of King Street Wireless, for financial reporting purposes, pursuant to the guidelines of FIN 46(R), as U.S. Cellular anticipates benefiting from or absorbing a majority of King Street Wireless' expected gains or losses.

        FCC anti-collusion rules place certain restrictions on business communications and disclosures by participants in an FCC auction. As noted above, Auction 73 began on January 24, 2008. If certain reserve prices are not met, the FCC will follow Auction 73 with a contingent auction, referred to as Auction 76. For purposes of applying its anti-collusion rules, the FCC has determined that both auctions will be treated as a single auction, which means that, in the event that the contingent auction is needed, the anti-collusion rules would last from the application deadline for Auction 73, which was December 3, 2007, until the deadline by which winning bidders in Auction 76 must make the required down payment.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 21    SUBSEQUENT EVENTS (Continued)

The FCC anti-collusion rules place certain restrictions on business communications with other companies and on public disclosures relating to U.S. Cellular's participation in an FCC auction. For instance, these anti-collusion rules may restrict the normal conduct of U.S. Cellular's business and/or disclosures by U.S. Cellular relating to the auctions, which could last 3 to 6 months or more. As of the time of filing this report, Auction 73 was still in progress.

        There is no assurance that King Street Wireless will be successful in the auctions or that acceptable spectrum will be available at acceptable prices in the auction. If King Street Wireless is successful in Auction 73, it may be required to raise additional capital through a combination of additional debt and/or equity financing. In such case, U.S. Cellular may make additional capital contributions to King Street Wireless and/or its general partner to provide additional funding of any licenses granted to King Street Wireless pursuant to Auction 73. The possible amount of such additional capital contributions is not known at this time but could be substantial. In such case, U.S. Cellular may finance such amounts from cash on hand, from borrowings under its revolving credit agreement and/or long-term debt. There is no assurance that U.S. Cellular will be able to obtain such additional financing on commercially reasonable terms or at all.

NOTE 22    RELATED PARTIES

        U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS. The majority of these billings are included in U.S. Cellular's selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses to the total assets, employees, investment in property, plant and equipment and expenses of TDS. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in its financial statements. Billings to U.S. Cellular from TDS totaled $121.8 million, $108.9 million and $87.0 million in 2007, 2006 and 2005, respectively.

        U.S. Cellular has a Cash Management Agreement with TDS under which U.S. Cellular may from time to time deposit its excess cash with TDS for investment under TDS' cash management program. Deposits made under the agreement are available to U.S. Cellular on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. In 2007 and 2006, U.S. Cellular did not have deposits with TDS applicable to this agreement. Interest income from such deposits was $16,000 in 2005.

NOTE 23    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $6.6 million in 2007, $6.9 million in 2006 and $4.7 million in 2005.

        The Audit Committee of the Board of Directors is responsible for the review and oversight of all related party transactions, as such term is defined by the rules of the American Stock Exchange.

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

        Management of United States Cellular Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, are fairly presented. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

        PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

/s/ JOHN E. ROONEY John E. Rooney President and Chief Executive Officer	/s/ STEVEN T. CAMPBELL Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer	/s/ KENNETH R. MEYERS Kenneth R. Meyers Chief Accounting Officer

Management's Report on Internal Control Over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. U.S. Cellular's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). U.S. Cellular's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the board of directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of U.S. Cellular's management, including its Chief Executive Officer and Chief Financial Officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following material weakness in internal control over financial reporting as of December 31, 2007:

  U.S. Cellular did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes. Specifically, U.S. Cellular did not have effective controls designed and in place to monitor the difference between the income tax basis and the financial reporting basis of assets and liabilities and reconcile the resulting basis difference to its deferred income tax asset and liability balances. This control deficiency affected deferred income tax asset and liability accounts and income taxes payable. This control deficiency resulted in the restatement of U.S. Cellular's annual consolidated financial statements for 2005, 2004, 2003 and 2002, the interim consolidated financial statements for all quarters in 2005, 2004 and 2003, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 third quarter interim consolidated financial statements and the 2006 and 2007 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to U.S. Cellular's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

        As a result of the material weakness identified above, management has concluded that U.S. Cellular did not maintain effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control—Integrated Framework issued by the COSO.

        The effectiveness of U.S. Cellular's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report which is included herein.

/s/ JOHN E. ROONEY John E. Rooney President and Chief Executive Officer	/s/ STEVEN T. CAMPBELL Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer	/s/ KENNETH R. MEYERS Kenneth R. Meyers Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
United States Cellular Corporation

        In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, common shareholders' equity, and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the completeness, accuracy, presentation and disclosure of its accounting for income taxes existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management's Report on Internal Control Over Financial Reporting. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $117,200,000 and $112,000,000 as of December 31, 2007 and 2006, respectively, and equity earnings of $71,200,000, $62,300,000 and $52,200,000, respectively for each of the three years in the period ended December 31, 2007. The financial statements of Los Angeles SMSA Limited Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

        As described in Notes 1 and 19 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006. Additionally, as discussed in Notes 1 and 4, the Company changed the manner in which it accounts for uncertain tax positions as of January 1, 2007.

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

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 29, 2008

United States Cellular Corporation and Subsidiaries

SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,	2007	2006	2005	2004	2003
(Dollars in thousands, except per share amounts)
Operating Data
Service revenues	$3,679,237	$3,214,410	$2,827,022	$2,615,163	$2,420,359
Equipment sales	267,027	258,745	203,743	191,255	157,451

Operating revenues	3,946,264	3,473,155	3,030,765	2,806,418	2,577,810
Operating income	396,199	289,896	231,197	162,583	106,532
Equity in earnings of unconsolidated entities	90,033	93,119	66,719	64,161	50,425
Fair value adjustment of derivative instruments	(5,388)	(63,022)	44,977	(15,061)	(47,026)
Gain (loss) on investments	137,987	70,427	(6,203)	25,791	(5,200)
Income before income taxes, minority interest and cumulative effect of accounting change	546,501	313,138	261,347	159,469	44,831
Income before cumulative effect of accounting change	314,734	179,490	154,951	90,749	18,863
Cumulative effect of accounting change, net of tax	—	—	—	—	(14,346)
Net income	$314,734	$179,490	$154,951	$90,749	$4,517
Basic weighted average shares outstanding (000s)	87,730	87,346	86,775	86,244	86,136
Basic earnings (loss) per share from:
Income before cumulative effect of accounting change	$3.59	$2.05	$1.79	$1.05	$0.22
Cumulative effect of accounting change	—	—	—	—	(0.17)

Net income	$3.59	$2.05	$1.79	$1.05	$0.05
Diluted weighted average shares outstanding (000s)	88,481	88,109	87,464	86,736	86,602
Diluted earnings (loss) per share from:
Income before cumulative effect of accounting change	$3.56	$2.04	$1.77	$1.05	$0.22
Cumulative effect of accounting change	—	—	—	—	(0.17)

Net income	$3.56	$2.04	$1.77	$1.05	$0.05
Pro forma(a)
Net income	N/A	N/A	N/A	N/A	$18,863
Basic earnings per share	N/A	N/A	N/A	N/A	$0.22
Diluted earnings per share	N/A	N/A	N/A	N/A	$0.22
Balance Sheet Data
Property, plant and equipment, net	$2,595,096	$2,628,848	$2,553,029	$2,418,861	$2,268,612
Investments
Licenses	1,482,446	1,494,327	1,362,263	1,228,801	1,231,363
Goodwill	491,316	485,452	481,235	454,830	459,168
Marketable equity securities	16,352	253,912	225,387	282,829	260,188
Unconsolidated entities	157,693	150,325	172,093	161,894	172,689
Total assets	5,611,874	5,680,616	5,416,233	5,171,272	4,963,865
Long-term debt (excluding current portion)	1,002,293	1,001,839	1,161,241	1,160,786	1,144,344
Common shareholders' equity	$3,196,156	$2,993,279	$2,741,038	$2,588,116	$2,471,288
Current ratio(b)	1.4	1.0	0.8	1.0	0.7
Return on average equity(c)	10.2%	6.3%	5.8%	3.6%	0.8%

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

(a)
Pro forma amounts reflect the effect of the retroactive application of the change in accounting principle for the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations in 2003. Therefore, no pro forma amounts are required in 2007, 2006, 2005 or 2004.

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

United States Cellular Corporation and Subsidiaries

FIVE-YEAR STATISTICAL SUMMARY

At or Year Ended December 31,	2007	2006	2005	2004	2003
(Dollars in thousands, except per share and per customer amounts)
Market and Customer Statistics
Total number of consolidated markets(a)	218	201	189	175	182
Customers	6,122,000	5,815,000	5,482,000	4,945,000	4,409,000
Total population(b)
Consolidated markets	82,371,000	55,543,000	45,244,000	44,391,000	46,267,000
Consolidated operating markets	44,955,000	44,043,000	43,362,000	39,893,000	39,549,000
Market penetration(c)
Consolidated markets	7.4%	10.5%	12.1%	11.1%	9.5%
Consolidated operating markets	13.6%	13.2%	12.6%	12.4%	11.1%
Net customer additions	301,000	310,000	477,000	627,000	447,000
Postpay churn rate per month(d)
Retail	1.4%	1.6%	1.6%	1.5%	1.6%
Total	1.7%	2.1%	2.1%	N/A	N/A
Average monthly service revenue per customer(e)	$51.13	$47.23	$45.24	$46.58	$47.31
Average monthly local minutes of use per customer	859	704	625	539	422
Operating Statistics
System operations expense per customer per month	$9.96	$9.40	$9.67	$10.23	$11.31
As a percent of service revenues	19.5%	19.9%	21.4%	22.0%	23.9%
Cell sites in service	6,383	5,925	5,428	4,856	4,184
Capital expenditures and system development costs	$565,495	$579,785	$576,525	$636,097	$630,864
General and administrative expense per customer per Month	$14.88	$14.34	$13.08	$13.52	$13.46
Number of full-time equivalent employees	7,837	7,608	7,300	6,725	6,225
Operating income	$396,199	$289,896	$231,197	$162,583	$106,532
Operating income as a percent of service revenues	10.8%	9.0%	8.2%	6.2%	4.4%
Balance Sheet Information
Property, plant and equipment before accumulated Depreciation	$5,409,115	$5,120,994	$4,615,234	$4,104,200	$3,648,013
Investment in licenses and goodwill	1,973,762	1,979,779	1,843,498	1,683,631	1,690,531
Total assets	5,611,874	5,680,616	5,416,233	5,171,272	4,963,865
Total debt outstanding (includes forward contracts)	1,002,293	1,196,695	1,296,241	1,190,786	1,252,344
Common Shares outstanding (000's)	55,046	55,046	55,046	55,046	55,046
Series A Common Shares outstanding (000's)	33,006	33,006	33,006	33,006	33,006
Common shareholders' equity	$3,196,156	$2,993,279	$2,741,038	$2,588,116	$2,471,288
Return on average equity(f)	10.2%	6.3%	5.8%	3.6%	0.8%

(a)
Markets whose results are included in U.S. Cellular's consolidated financial statements.

United States Cellular Corporation and Subsidiaries

FIVE-YEAR STATISTICAL SUMMARY

(b)
Calculated using 2006, 2005 and 2004 Claritas population estimates for 2007, 2006 and 2005, respectively. "Consolidated markets" represents 100% of the population of the markets that U.S. Cellular consolidates. "Consolidated operating markets" are markets in which U.S. Cellular provides wireless services to customers as of December 31 of each year. This population measurement is used only for purposes of calculating market penetration (without duplication of population in overlapping markets).

(c)
Calculated by dividing "Customers" by "Total population of consolidated markets" or "Total population of consolidated operating markets".

(d)
Postpay churn rate per month represents the percentage of the postpay customer base that disconnects service each month. Retail postpay churn rate includes only retail postpay customers; Total postpay churn rate includes both retail and reseller customers. Effective for 2007, consistent with a change in U.S. Cellular's operating practices with its reseller, U.S. Cellular reports reseller customer disconnects as postpay disconnects in the period in which the reseller customers are disconnected by the reseller. Previously, only those reseller customer numbers that were disconnected from U.S. Cellular's network were counted in the number of postpay disconnects; this previous practice reflected the fact that reseller customers could disconnect service without the associated account numbers being disconnected from U.S. Cellular's network if the reseller elected to reuse the customer telephone numbers. The current practice results in reporting reseller customer disconnects on a more timely basis and, compared to the previous practice, results in reporting a higher number of reseller customer additions and disconnects in each period. Using the new operating practice, total postpay churn rate per month for 2007 was 1.7%. On a comparable basis, the total postpay churn rate per month for 2006 and 2005 was estimated to be 2.1% and 2.1%, respectively, versus the previously reported figures of 1.5% and 1.5%, respectively. Information is not reported above for 2004 and 2003 because accurate estimates using the new operating practice are not available. The amounts previously reported for 2004 and 2003 were 1.5% and 1.5%, respectively.

(e)
The numerator of this calculation consists of service revenues for the respective 12-month period divided by 12. The denominator consists of the average number of U.S. Cellular wireless customers.

(f)
Return on average equity is calculated by dividing Income (loss) before cumulative effect of accounting change by the average of the beginning and ending Common shareholders' equity. These amounts are taken from the Consolidated Statements of Operations and Consolidated Balance Sheets. The result is shown as a percentage.

United States Cellular Corporation and Subsidiaries

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended
(Dollars in thousands, except per share amounts)
	March 31	June 30	September 30	December 31
2007
Operating revenues	$934,674	$971,646	$1,015,834	$1,024,110
Operating income(1)(2)	108,523	123,472	100,939	63,265
Fair value adjustment of derivative instruments	12,461	(17,849)	—	—
Gain (loss) on investments	—	131,686	—	6,301
Net income(3)	$74,401	$147,571	$63,555	$29,207
Basic weighted average shares outstanding (000s)	87,882	87,590	87,757	87,691
Diluted weighted average shares outstanding (000s)	88,688	88,410	88,589	88,309
Basic earnings per share	$0.85	$1.68	$0.72	$0.33
Diluted earnings per share	$0.84	$1.67	$0.72	$0.33
Stock price(3)(4)
U.S. Cellular Common Shares
High	$75.25	$91.19	$104.74	$103.51
Low	67.70	71.01	76.17	74.62
Close	$73.45	$90.60	$98.20	$84.10

	Quarter Ended
(Dollars in thousands, except per share amounts)
	March 31	June 30	September 30	December 31
2006
Operating revenues	$836,376	$846,137	$888,523	$902,119
Operating income	70,013	78,911	77,327	63,645
Fair value adjustment of derivative instruments	4,815	(922)	(21,285)	(45,630)
Gain (loss) on investments	—	—	—	70,427
Net income	$39,446	$50,064	$35,875	$54,105
Basic weighted average shares outstanding (000s)	87,213	87,281	87,281	87,645
Diluted weighted average shares outstanding (000s)	87,807	88,083	88,092	88,368
Basic earnings per share	$0.45	$0.57	$0.41	$0.62
Diluted earnings per share	$0.45	$0.57	$0.41	$0.61
Stock price(4)(5)
U.S. Cellular Common Shares
High	$60.00	$64.53	$62.05	$70.42
Low	49.49	56.42	58.60	56.00
Close	$59.36	$60.60	$59.70	$69.59

(1)
During the fourth quarter of 2007, U.S. Cellular began to recognize in its consolidated financial statements the net amount by which funds segregated for future employee health and welfare benefit payments exceeded liabilities for such employee health and welfare benefit obligations. The impact of such recognition increased operating income by $12.6 million in the fourth quarter of 2007. Additionally, U.S. Cellular recorded this net excess funding amount of $12.6 million at December 31, 2007 in accounts receivable—affiliated, since the TDS Benefit Trust is administered by TDS.

(2)
During the fourth quarter of 2007, (Gain) loss on asset disposals/exchanges includes: (a) a $14.6 million loss associated with the results of a physical count of significant cell site and switch assets and the related valuation and reconciliation (See Note 11—Property, Plant and Equipment), and (b) a $20.8 million loss associated with the exchange of spectrum with Sprint Nextel (See Note 6—Acquisitions, Divestitures and Exchanges).

(3)
In the fourth quarter of 2007, U.S. Cellular recorded $4.6 million of income tax expense related to the write-off of deferred tax assets established in prior years for certain partnerships.

(4)
The high, low and closing sales prices of U.S. Cellular's Common Shares as reported by the American Stock Exchange.

(5)
U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

United States Cellular Corporation and Subsidiaries

SHAREHOLDER INFORMATION

Stock and dividend information

        U.S. Cellular's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of January 31, 2008, U.S. Cellular's Common Shares were held by 331 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

        U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

        See "Consolidated Quarterly Information (Unaudited)" for information on the high and low trading prices of the USM Common Shares for 2007 and 2006.

Stock performance graph

        The following chart graphs U.S. Cellular's cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years in comparison to returns of the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones U.S. Telecommunications Index and the Old Peer Group. The Old Peer Group index was constructed specifically for U.S. Cellular and includes the following telecommunications companies for years 2002 through 2006: ALLTEL Corp., Centennial Communications Corp., Dobson Communications Corp., Sprint Nextel Corp., and U.S. Cellular Corporation. ALLTEL Corp. and Dobson Communications Corp. were excluded from the old peer group index in 2007 as they were acquired by other companies during 2007. As a result of the acquisitions of ALLTEL Corp. and Dobson Communications Corp. in 2007, U.S. Cellular believes that the old peer group it had used previously has too few participants and has selected the Dow Jones U.S. Telecommunications Index, a published industry index for purposes of the performance graph shown below. The Dow Jones U.S. Telecommunications Index is currently composed of the following companies: AT&T Inc., CenturyTel Inc., Cincinnati Bell Inc., Citizens Communications Co. (Series B), Embarq Corp., IDT Corp. (Class B), Leap Wireless International Inc., Leucadia National Corp., Level 3 Communications Inc., MetroPCS Communications Inc., NII Holdings Inc., Qwest Communications International Inc., RCN Corp., Sprint Nextel Corp., Telephone and Data Systems, Inc. (TDS and TDS.S), Time Warner Telecom, Inc., United States Cellular Corporation, Verizon Communications Inc., Virgin Media Inc. and Windstream Corp.

United States Cellular Corporation and Subsidiaries

SHAREHOLDER INFORMATION

*
Cumulative total return assumes reinvestment of dividends.

	2002	2003	2004	2005	2006	2007
U.S. Cellular	$100	$141.89	$178.90	$197.44	$278.14	$336.13
S&P 500 Index	100	128.68	142.69	149.70	173.34	182.86
Dow Jones U.S. Telecommunications Index	100	107.33	127.40	122.30	167.35	184.15
Old Peer Group	100	107.69	149.83	154.77	152.43	112.90

        Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in U.S. Cellular Common Shares, S&P 500 Index, the Dow Jones U.S. Telecommunications Index and the Old Peer Group.

United States Cellular Corporation and Subsidiaries

SHAREHOLDER INFORMATION

Investor relations

        Our annual report, Form 10-K, prospectuses and news releases are available to our investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Investors may also access these and other reports through the About Us/Investor Relations portion of the U.S. Cellular web site (http://www.uscc.com).

        Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

Kevin C. Gallagher, Vice President and Corporate Secretary
c/o Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5301
312.630.1935 (fax)
 kevin.gallagher@teldta.com

        General inquiries by our investors, securities analysts and other members of the investment community should be directed to:

Mark A. Steinkrauss, Vice President—Corporate Relations
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5384
312.630.1908 (fax)
 mark.steinkrauss@teldta.com

Directors and executive officers

        See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2008 for the 2008 Annual Meeting.

Principal counsel
Sidley Austin LLP, Chicago, Illinois

Transfer agent
ComputerShare Investor Services
2 North LaSalle Street, 3rd Floor
Chicago, IL 60602
877.337.1575

Independent registered public accounting firm
PricewaterhouseCoopers LLP

Visit U.S. Cellular's web site at www.uscc.com

QuickLinks

  Exhibit 13
United States Cellular Corporation and Subsidiaries
United States Cellular Corporation and Subsidiaries Management's Discussion and Analysis of Financial Condition and Results of Operations
United States Cellular Corporation and Subsidiaries Consolidated Statements of Operations
United States Cellular Corporation and Subsidiaries Consolidated Statements of Cash Flows
United States Cellular Corporation and Subsidiaries Consolidated Balance Sheets—Assets
United States Cellular Corporation and Subsidiaries Consolidated Balance Sheets—Liabilities and Shareholders' Equity
United States Cellular Corporation and Subsidiaries Consolidated Statements of Common Shareholders' Equity
United States Cellular Corporation and Subsidiaries Notes to Consolidated Financial Statements
  REPORTS OF MANAGEMENT
  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
United States Cellular Corporation and Subsidiaries SELECTED CONSOLIDATED FINANCIAL DATA
United States Cellular Corporation and Subsidiaries FIVE-YEAR STATISTICAL SUMMARY
United States Cellular Corporation and Subsidiaries CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)