Form 10-K, Exhibit 13
period 2008-12-31
UNITED STATES CELLULAR CORP
filed 2009-02-26
CIK 821130

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

United States Cellular Corporation and Subsidiaries

Financial Reports Contents

Management's Discussion and Analysis of Results of Operations and Financial Condition	1
Overview	1
Results of Operations	3
Inflation	12
Recent Accounting Pronouncements	12
Financial Resources	13
Liquidity and Capital Resources	15
Application of Critical Accounting Policies and Estimates	20
Certain Relationships and Related Transactions	26
Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement	27
Market Risk	30
Consolidated Statement of Operations	31
Consolidated Statement of Cash Flows	32
Consolidated Balance Sheet—Assets	33
Consolidated Balance Sheet—Liabilities and Shareholders' Equity	34
Consolidated Statement of Common Shareholders' Equity	35
Notes to Consolidated Financial Statements	38
Reports of Management	75
Report of Independent Registered Public Accounting Firm	77
Selected Consolidated Financial Data	79
Five-Year Statistical Summary	80
Consolidated Quarterly Information (Unaudited)	81
Shareholder Information	82

 United States Cellular Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations

United States Cellular Corporation ("U.S. Cellular®") owns, operates and invests in wireless markets throughout the United States. U.S. Cellular is an 81%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS™").

The following discussion and analysis should be read in conjunction with U.S. Cellular's audited consolidated financial statements included herein and the description of U.S. Cellular's business included in Item 1 in the U.S. Cellular Annual Report on Form 10-K for the year ended December 31, 2008.

OVERVIEW

The following is a summary of certain selected information contained in the comprehensive Management's Discussion and Analysis of Financial Condition and Results of Operations that follows. The summary overview does not contain all of the information that may be important. You should carefully read the entire Management's Discussion and Analysis of Financial Condition and Results of Operations and not rely solely on the overview.

U.S. Cellular provides wireless telecommunications services to approximately 6.2 million customers in five geographic market areas in 26 states. As of December 31, 2008, U.S. Cellular owned interests in 239 consolidated wireless markets and operated 6,877 cell sites. U.S. Cellular operates on a customer satisfaction strategy, seeking to meet customer needs by providing a comprehensive range of wireless products and services, excellent customer support, and a high-quality network. U.S. Cellular's business development strategy is to operate controlling interests in wireless licenses in areas adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas. U.S. Cellular believes that operating in contiguous market areas will continue to provide it with certain economies in its capital and operating costs.

Financial and operating highlights in 2008 included the following:

•
Total customers increased 2% year-over-year to 6.2 million at December 31, 2008; net retail customer additions were 149,000 compared to 333,000 in the prior year;

•
The postpay churn rates were 1.5% and 1.4% in 2008 and 2007, respectively. Postpay customers comprised approximately 87% of U.S. Cellular's customer base as of December 31, 2008;

•
Average monthly service revenue per customer increased 4% year-over-year to $53.23;

•
Cash flows from operating activities were $922.8 million, an increase of 7% year-over-year. At December 31, 2008, cash and cash equivalents totaled $171.0 million and there were no outstanding borrowings under the revolving credit facility;

•
Additions to property, plant and equipment totaled $585.6 million, including expenditures to construct cell sites, increase capacity in existing cell sites and switches, purchase equipment to expand Evolution Data Optimized ("EVDO") services to additional markets, outfit new and remodel existing retail stores and continue development and enhancement of U.S. Cellular's office systems. Total cell sites in service increased 8% year-over-year to 6,877;

•
U.S. Cellular participated in the Federal Communications Commission ("FCC") auction of spectrum in the 700 megahertz band, known as Auction 73, indirectly through its interest in King Street Wireless, L.P. ("King Street Wireless"). U.S. Cellular is a limited partner in King Street Wireless. King Street Wireless was the provisional winning bidder for 152 licenses for an aggregate bid of $300.5 million, net of its designated entity discount of 25%. The licenses expected to be granted to King Street Wireless cover areas that overlap or are proximate or contiguous to areas covered by licenses that U.S. Cellular currently owns, operates and/or consolidates; and

•
U.S. Cellular recognized a loss on impairment of licenses of $386.7 million in 2008. The loss is attributable to further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, which has led to the use of a higher discount rate when projecting future cash flows and lower than previously projected earnings in the wireless industry. Loss on impairment of intangible assets, net of the related income tax and minority interest, reduced U.S. Cellular's net income and diluted earnings per share by $236.3 million and $2.69, respectively.

Service revenues increased $261.1 million, or 7%, to $3,940.3 million in 2008 from $3,679.2 million in 2007. U.S. Cellular experienced an increase in the number of customers, as well as an increase in average monthly revenue per customer driven primarily by growth in revenues from data products and services.

Operating income decreased $368.5 million, or 93%, to $27.7 million in 2008 from $396.2 million in 2007, primarily as a result of the 2008 impairment loss related to licenses.

U.S. Cellular anticipates that future growth in its operating income will be affected by the following factors:

•
Uncertainty related to current economic conditions and their impact on demand for U.S. Cellular's products and services;

•
Increasing penetration in the wireless industry;

•
Costs of customer acquisition and retention, such as equipment subsidies and advertising;

•
Industry consolidation and the resultant effects on roaming revenues, service and equipment pricing and other effects of competition;

•
Providing service in recently launched areas or potential new market areas;

•
Potential increases in prepay and reseller customers as a percentage of U.S. Cellular's customer base;

•
Costs of developing and introducing new products and services;

•
Costs of development and enhancement of office and customer support systems;

•
Continued enhancements to its wireless networks, including potential deployments of new technology;

•
Increasing costs of regulatory compliance; and

•
Uncertainty in future eligible telecommunication carrier ("ETC") funding.

Investment and other income (expense) totaled $38.4 million in 2008 and $150.3 million in 2007. The decrease is due primarily to the settlement of variable prepaid forward contracts related to Vodafone American Depository Receipts ("ADRs") and disposition of the remaining ADRs in 2007. In connection with the delivery and sale of the ADRs, U.S. Cellular recognized a pre-tax gain of $131.7 million.

Net income decreased $281.7 million to $33.0 million in 2008 compared to $314.7 million in 2007, primarily due to an increase in Loss on impairment of intangible assets and lower Investment and other income (expense). Basic earnings per share was $0.42 in 2008, which was $3.17 lower than in 2007 and Diluted earnings per share was $0.42, which was $3.14 lower than in 2007.

Cash Flows and Investments

U.S. Cellular believes that cash on hand, expected future cash flows from operating activities and sources of external financing provide financial flexibility and are sufficient to permit U.S. Cellular to finance its contractual obligations and anticipated capital expenditures for the foreseeable future. U.S. Cellular continues to seek to maintain a strong balance sheet and an investment grade credit rating.

See "Financial Resources" and "Liquidity and Capital Resources" below for additional information related to cash flows and investments.

2009 Estimates

U.S. Cellular expects the factors described above to impact revenues and operating income for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of U.S.

Cellular's operating results, may cause revenues and operating income to fluctuate over the next several quarters.

U.S. Cellular's estimates of full-year 2009 results for net retail customer additions; service revenues; operating income; depreciation, amortization and accretion expenses; and capital expenditures are shown below. Such estimates represent U.S. Cellular's views as of the date of filing of U.S. Cellular's Form 10-K for the year ended December 31, 2008. Such forward-looking statements should not be assumed to be accurate as of any future date. U.S. Cellular undertakes no duty to update such information whether as a result of new information, future events or otherwise. There can be no assurance that final results will not differ materially from such estimated results.

	2009 Estimated Results	2008 Actual Results
Net retail customer additions	75,000 - 150,000	149,000
Service revenues	$3,900 - $4,000 million	$3,940.3 million
Operating income	$275 - $350 million	$33.2 million
Depreciation, amortization and accretion expenses, and losses on disposals and impairment of assets(1)	Approx. $600 million	$987.0 million
Capital expenditures	Approx. $575 million	$585.6 million

  (1)
  2008 Actual Results include losses on disposals of $23.4 million and impairments of assets of $386.7 million. The 2009 Estimated Results include only the estimate for Depreciation, amortization and accretion expenses and losses on disposals of assets, and do not include any estimate for losses on impairment of assets (since these can not be predicted).

U.S. Cellular management currently believes that the foregoing estimates represent a reasonable view of what is achievable considering actions that U.S. Cellular has taken and will be taking. However, the current general economic conditions have created a challenging business environment that could significantly impact actual results. U.S. Cellular anticipates that its customer base will increase during 2009 as a result of its continuing focus on customer satisfaction, attractively priced service plans, a broader line of handsets and other products, and improvements in distribution. U.S. Cellular believes growth in its revenues will result primarily from capturing wireless users switching from other wireless carriers, selling additional products and services to its existing customers, and increasing the number of multi-device users among its existing customers, rather than by adding users that are new to wireless service. U.S. Cellular is focusing on opportunities to increase revenues, pursuing cost reduction initiatives in various areas and implementing a number of initiatives to enable future growth. The initiatives are intended, among other things, to allow U.S. Cellular to accelerate its rollout of new products and services, better segment its customers for retention and to sell additional services, such as data, expand its Internet sales and customer service capabilities and improve its prepay products and services.

RESULTS OF OPERATIONS

Following is a table of summarized operating data for U.S. Cellular's consolidated operations.

As of December 31,(1)	2008	2007	2006
Total market population of consolidated operating markets(2)	46,009,000	44,955,000	44,043,000
Customers(3)	6,196,000	6,102,000	5,815,000
Market penetration(2)	13.5%	13.6%	13.2%
Total full-time equivalent employees	8,470	7,837	7,608
Cell sites in service	6,877	6,383	5,925

For the Year Ended December 31,(4)	2008	2007	2006
Net customer additions(5)	91,000	281,000	310,000
Net retail customer additions(5)	149,000	333,000	297,000
Average monthly service revenue per customer(6)	$53.23	$51.17	$47.23
Postpay churn rate(7)	1.5%	1.4%	1.6%

(1)
Amounts include results for U.S. Cellular's consolidated operating markets as of December 31.

(2)
Calculated using 2007, 2006 and 2005 Claritas population estimates for 2008, 2007 and 2006, respectively. "Total market population of consolidated operating markets" is used only for the purposes of calculating market penetration of consolidated operating markets, which is calculated by dividing customers by the total market population (without duplication of population in overlapping markets).

  The total market population and penetration measures for consolidated operating markets apply to markets in which U.S. Cellular provides wireless service to customers. For comparison purposes, total market population and penetration related to all consolidated markets in which U.S. Cellular owns an interest were 83,014,000 and 7.5%, 82,371,000 and 7.4%, and 55,543,000 and 10.5% as of December 31, 2008, 2007 and 2006, respectively.

  As a result of exchange transactions with AT&T that closed in August 2003, U.S. Cellular obtained rights to acquire majority interests in additional licenses, some of which have been previously acquired and are reflected in the total market population of consolidated markets. During 2008, U.S. Cellular exercised its rights to acquire all but one of the remaining licenses pursuant to this exchange agreement. The licenses that were exercised but not yet acquired as of December 31, 2008 will increase total market population of consolidated markets by 1,555,000 to 84,569,000. The exercise of these rights did not require U.S. Cellular to provide any additional consideration to AT&T, other than consideration already provided in conjunction with the August 2003 exchange transaction. Therefore, exercise of these rights did not cause a change in U.S. Cellular's Licenses balance in 2008. U.S. Cellular continues to have a right that does not have a stated expiration date to acquire a majority interest in one license under the exchange agreement.

(3)
U.S. Cellular's customer base consists of the following types of customers:

	2008	2007	2006
Customers on postpay service plans in which the end user is a customer of U.S. Cellular ("postpay customers")	5,420,000	5,269,000	4,912,000
Customers on prepay service plans in which the end user is a customer of U.S. Cellular ("prepay customers")	287,000	295,000	313,000
End user customers acquired through U.S. Cellular's agreements with third parties ("reseller customers")	489,000	538,000	590,000

Total customers	6,196,000	6,102,000	5,815,000

(4)
Amounts include results for U.S. Cellular's consolidated operating markets for the period January 1 through December 31; operating markets acquired during a particular period are included as of the acquisition date.

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

	2008	2007	2006
Service revenues per Consolidated Statement of Operations (000s)	$3,940,326	$3,679,237	$3,214,410
Divided by average customers during period (000s)*	6,169	5,992	5,671
Divided by number of months in each period	12	12	12

Average monthly service revenue per customer	$53.23	$51.17	$47.23

  *
  "Average customers during period" is calculated by adding the number of total customers at the beginning of the first month of the period and at the end of each month in the period and dividing by the number of months in the period plus one. Acquired and divested customers are included in the calculation on a prorated basis for the amount of time U.S. Cellular included such customers during each period.

(7)
Postpay churn rate represents the percentage of the postpay customer base that disconnects service each month.

Components of Operating Income

Year Ended December 31,	2008	Increase/ (Decrease)	Percentage Change	2007	Increase/ (Decrease)	Percentage Change	2006
Retail service	$3,445,762	$191,800	5.9%	$3,253,962	$372,116	12.9%	$2,881,846
Inbound roaming	329,196	35,430	12.1%	293,766	60,889	26.1%	232,877
Other	165,368	33,859	25.7%	131,509	31,822	31.9%	99,687

Service revenues	3,940,326	261,089	7.1%	3,679,237	464,827	14.5%	3,214,410
Equipment sales	302,859	35,832	13.4%	267,027	8,282	3.2%	258,745

Total operating revenues	4,243,185	296,921	7.5%	3,946,264	473,109	13.6%	3,473,155
System operations
(excluding Depreciation, amortization and accretion reported below)	784,057	66,982	9.3%	717,075	77,392	12.1%	639,683
Cost of equipment sold	743,406	106,108	16.6%	637,298	68,395	12.0%	568,903
Selling, general and administrative	1,701,050	142,483	9.1%	1,558,567	159,006	11.4%	1,399,561
Depreciation, amortization and accretion	576,931	(1,255)	(0.2)%	578,186	22,661	4.1%	555,525
Loss on impairment of intangible assets	386,653	361,730	N/M	24,923	24,923	N/M	—
Loss on asset disposals, net	23,378	(10,638)	(31.3)%	34,016	14,429	73.7%	19,587

Total operating expenses	4,215,475	665,410	18.7%	3,550,065	366,806	11.5%	3,183,259

Operating income	$27,710	$(368,489)	(93.0)%	$396,199	$106,303	36.7%	$289,896

N/M—Percentage change not meaningful

Operating Revenues

Service revenues

Service revenues consist primarily of: (i) charges for access, airtime, roaming, recovery of regulatory costs and value-added services, including data products and services and long distance, provided to U.S. Cellular's retail customers and to end users through third-party resellers ("retail service"); (ii) charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming, including long-distance roaming ("inbound roaming"); and (iii) amounts received from the Federal Universal Service Fund ("USF").

The increase in Service revenues was due to the growth in the average customer base, which increased 3% to 6.2 million in 2008 following an increase of 5% to 6.0 million in 2007 and higher monthly service revenue per customer. Monthly service revenue per customer averaged $53.23 in 2008, $51.17 in 2007 and $47.23 in 2006.

Retail service revenues

The increases in Retail service revenues in 2008 and 2007 were due primarily to growth in U.S. Cellular's average customer base and an increase in average monthly retail service revenue per customer.

The increase in the average number of customers each year was driven primarily by the net retail customer additions that U.S. Cellular generated from its marketing distribution channels. The average number of customers also was affected by the timing of acquisitions, divestitures and exchanges.

U.S. Cellular anticipates that its customer base will increase during 2009 as a result of its continuing focus on customer satisfaction, attractively priced service plans, a broader line of handsets and other products, and improvements in distribution. U.S. Cellular believes growth in its revenues will be primarily from capturing wireless users switching from other wireless carriers, selling additional products to its existing customers and increasing the number of multi-device users among its existing customers, rather than by adding users that are new to wireless service. However, the level of growth in the customer base for 2009 will depend upon U.S. Cellular's ability to attract new customers and retain existing customers in a highly and increasingly competitive marketplace. The rate of growth in U.S. Cellular's total customer base has slowed over time, as U.S. Cellular's total customers increased 5% from 2006 to 2007 and 2% from 2007 to 2008. See "Overview—2009 Estimates" for U.S. Cellular's estimate of net retail customer additions for 2009.

Average monthly retail service revenue per customer increased 3% to $46.55 in 2008 from $45.25 in 2007, and increased 7% in 2007 from $42.35 in 2006. The increase in average monthly retail service revenue was driven primarily by growth in revenues from data products and services.

Monthly retail voice minutes of use per customer averaged 695 in 2008, 676 in 2007 and 590 in 2006. The increases in both years were driven primarily by U.S. Cellular's focus on designing sales incentive programs and customer billing rate plans to stimulate overall usage. The impact on retail service revenues of the increase in average monthly minutes of use was offset by a decrease in average revenue per minute of use. The decrease in average revenue per minute of use reflects the impact of increasing competition, which has led to the inclusion of an increasing number of minutes in package pricing plans and the inclusion of features such as unlimited inbound calling, which U.S. Cellular had made a differentiating factor in its current calling plans, as well as unlimited night and weekend minutes and unlimited mobile-to-mobile minutes in certain pricing plans. U.S. Cellular anticipates that its average revenue per minute of use may continue to decline in the future, reflecting increased competition and continued penetration of the consumer market.

Revenues from data products and services grew significantly year-over-year totaling $511.7 million in 2008, $367.9 million in 2007 and $217.4 million in 2006 and represented 13% of total service revenues in 2008 compared to 10% and 7% of total service revenues in 2007 and 2006, respectively. Such growth, which positively impacted average monthly retail service revenue per customer, reflected customers' continued and increasing acceptance and usage of U.S. Cellular's text messaging and picture messaging services, easyedgeSM service and applications, and Smartphone handsets and services.

Inbound roaming revenues

In both years, the increase in Inbound roaming revenues was related primarily to higher usage for both voice and data products and services, partially offset by a decline in rates per minute or kilobyte of use with key roaming partners. The increase in inbound usage was driven primarily by the overall growth in the number of customers and higher usage per customer throughout the wireless industry, including usage related to both voice and data products and services, which led to an increase in inbound traffic from other wireless carriers.

A significant portion of Inbound roaming revenues is derived from Verizon Wireless ("Verizon") and Alltel Corporation ("Alltel"). In January 2009, Verizon acquired Alltel. As a result of this transaction, the network footprints of Verizon and Alltel were combined. This is expected to result in a significant decrease in inbound roaming revenues for U.S. Cellular, because the combined Verizon and Alltel entity is expected to significantly reduce its use of U.S. Cellular's network in certain coverage areas that are currently used by Verizon and Alltel as separate entities. U.S. Cellular anticipates that such a decline would more than offset the positive impact of the trends of increasing minutes of use and increasing data usage described in the preceding paragraph. Additional changes in the network footprints of other carriers also could have an adverse effect on U.S. Cellular's inbound roaming revenues. For example, consolidation among other carriers which have network footprints that currently overlap U.S. Cellular's network could further decrease the amount of inbound roaming revenues for U.S. Cellular. U.S. Cellular also anticipates that its roaming revenue per minute or kilobyte of use could decline over time due to the renegotiation of existing contracts as a result of the aforementioned further industry consolidation. The foregoing could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

Other revenues

The increases in Other revenues in 2008 and 2007 were due primarily to increases in amounts that were received from the USF for states in which U.S. Cellular has been designated as an ETC. In 2008, 2007 and 2006, U.S. Cellular was eligible to receive ETC funds in sixteen, nine and seven states, respectively. ETC revenues recorded in 2008, 2007 and 2006 were $127.5 million, $98.0 million and $67.9 million, respectively. As described in U.S. Cellular's Form 10-K, Item 1. Business Description, under the heading of "Regulation, Pending Proceedings—Universal Service," ETC revenues may decline significantly in future periods.

Equipment sales revenues

Equipment sales revenues include revenues from sales of handsets and related accessories to both new and existing customers, as well as revenues from sales of handsets and accessories to agents. All equipment sales revenues are recorded net of anticipated rebates.

U.S. Cellular strives to offer a competitive line of quality handsets to both new and existing customers. U.S. Cellular's customer retention efforts include offering new handsets at discounted prices to existing customers as the expiration date of the customer's service contract approaches. U.S. Cellular also continues to sell handsets to agents; this practice enables U.S. Cellular to provide better control over the quality of handsets sold to its customers, establish roaming preferences and earn quantity discounts from handset manufacturers which are passed along to agents. U.S. Cellular anticipates that it will continue to sell handsets to agents in the future.

The increase in 2008 Equipment sales revenues was driven by an increase of 10% in average revenue per handset sold, primarily reflecting the sale of more expensive handsets with expanded capabilities. Average revenue per handset sold was flat in 2007 compared to 2006. The increase in 2007 Equipment sales revenues was due primarily to an increase of 3% in the number of handsets sold.

Operating Expenses

System operations expenses (excluding Depreciation, amortization, and accretion)

System operations expenses (excluding Depreciation, amortization, and accretion) include charges from wireline telecommunications service providers for U.S. Cellular's customers' use of their facilities, costs related to local interconnection to the wireline network, charges for maintenance of U.S. Cellular's network, long-distance charges, outbound roaming expenses and payments to third-party data product and platform developers. Key components of the overall increases in system operations expenses were as follows:

•
Expenses incurred when U.S. Cellular's customers used other carriers' networks while roaming increased $28.0 million, or 17%, in 2008 and $29.6 million, or 22%, in 2007. The increases were due to an increase in roaming minutes of use driven by customer migration to national and wide area plans.

•
Maintenance, utility and cell site expenses increased $24.6 million, or 9%, in 2008 and $27.5 million, or 11% in 2007, primarily driven by increases in the number of cell sites within U.S. Cellular's network and rent expense per cell site. The number of cell sites totaled 6,877 in 2008, 6,383 in 2007 and 5,925 in 2006, as U.S. Cellular continued to grow by expanding and enhancing coverage in its existing markets and also through acquisitions of existing wireless operations. The increase in 2008 also was due to an increase in software maintenance costs to support rapidly growing data needs.

•
The cost of network usage on U.S. Cellular's systems increased $14.4 million, or 5%, in 2008 and $20.3 million, or 8%, in 2007, as voice and data usage on U.S. Cellular's systems increased driven primarily by continued migration to voice plans with a larger number of packaged minutes, text messaging plans, and other data offerings. In addition, data network and developer costs increased due to the increase in data usage.

U.S. Cellular expects total system operations expenses to increase in the foreseeable future, driven by the following factors:

•
Increases in the number of cell sites and other network facilities within U.S. Cellular's systems as it continues to add capacity and enhance quality;

•
Continued expansion of EVDO services to additional markets; and

•
Increases in voice minutes of use and data usage, both on U.S. Cellular's network and by U.S. Cellular's customers on other carriers' networks when roaming.

These factors are expected to be partially offset by anticipated decreases in the per-minute cost of usage both on U.S. Cellular's network and on other carriers' networks.

Cost of equipment sold

Cost of equipment sold increased in 2008 and 2007 primarily from increases in the average cost per handset sold as a result of sales of more expensive handsets with expanded capabilities; such increases were 13% and 9% in 2008 and 2007, respectively. U.S. Cellular believes that the expanded capabilities will drive increases in data revenues.

U.S. Cellular expects loss on equipment, defined as equipment sales revenues less cost of equipment sold, to increase in the foreseeable future as wireless carriers continue to use handset availability and pricing as a means of competitive differentiation. New handsets with expanded capabilities, particularly Smartphones, generally have higher purchase costs for carriers which, due to competitive market conditions, generally cannot be recovered through proportionately higher selling prices to customers.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries, commissions and expenses of field sales and retail personnel and facilities; telesales department salaries and expenses; agent commissions and related expenses; corporate marketing and merchandise management; advertising; and public relations expenses. Selling, general and administrative expenses also include bad debts expense, the costs of operating U.S. Cellular's customer care centers and the majority of U.S. Cellular's corporate expenses.

The increases in Selling, general and administrative expenses in 2008 and 2007 were due primarily to higher expenses associated with acquiring, serving and retaining customers, driven in part by an increase in U.S. Cellular's customer base in both years and increased regulatory charges and taxes. Key components of the increases in Selling, general and administrative expenses were as follows:

2008—

•
General and administrative expenses increased $63.3 million, or 8%, due to increases in expenses related to the operations of U.S. Cellular's regional support offices; increases related to bad debts expense (reflecting both higher revenues and higher bad debt as a percent of revenues); and increases in USF contributions and other regulatory fees and taxes (most of the expenses related to USF contributions are offset by increases in retail service revenues for amounts passed through to customers). Partially offsetting these expenses were decreases in consulting and outsourcing expenses and billing expenses.

•
Advertising expenses increased $47.3 million, or 21%, primarily due to an increase in media purchases, including expenditures related to the launch in June 2008 of a new branding campaign, Believe in Something Better™.

•
Other selling and marketing expenses increased $31.9 million, or 6%, reflecting more retail sales associates, higher retail facilities expenses and higher commissions due to a greater number of retail sales and renewal transactions.

2007—

•
General and administrative expenses increased $82.1 million, or 11%, as a result of increases in expenses related to USF contributions and other regulatory fees and taxes as a result of an increase in the contribution rate and an increase in service revenues; and consulting and outsourcing costs as U.S. Cellular increased its use of third parties to perform certain functions and participate in certain projects.

•
Other selling and marketing expenses increased $56.5 million, or 12%, reflecting an increase in expenses related to compensation of agents and sales employees to support growth in customers and revenues in recently acquired and existing markets.

•
Advertising expenses increased $20.4 million, or 10%, due primarily to an increase in media purchases.

Loss on impairment of intangible assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), U.S. Cellular performed the required annual impairment tests of its licenses and goodwill in the second quarter of 2008, 2007 and 2006. As a result of these annual impairment tests, U.S. Cellular recognized an impairment of licenses of $2.1 million in the second quarter of 2007. No other impairments to licenses or goodwill were recorded as a result of these annual impairment assessments.

U.S. Cellular recognized losses on impairment of intangible assets of $386.7 million and $24.9 million in 2008 and 2007, respectively. These impairment losses were related primarily to licenses. The loss in 2008 is attributable to further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, which has led to the use of a higher discount rate when projecting future cash flows and lower than previously projected earnings in the wireless industry. Loss on impairment of intangible assets, net of the related income tax and minority interest, reduced U.S. Cellular's net income and diluted earnings per share by $236.3 million and $2.69, respectively in 2008.

See Note 7—Licenses and Goodwill in the Notes to Consolidated Financial Statements for more details on the 2008 impairment of licenses.

In 2007, an impairment loss of $20.8 million was recognized in conjunction with the exchange of personal communication service license spectrum with Sprint Nextel.

Loss on asset disposals, net

These amounts represent charges related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service. In 2007, U.S. Cellular conducted a physical inventory of its significant cell site and switching assets. As a result, Loss on asset disposals, net included a charge of $14.6 million in 2007 to reflect the results of the physical inventory and related valuation and reconciliation.

Components of Other Income (Expense)

Year Ended December 31,	2008	Increase/ (Decrease)	Percentage Change	2007	Increase/ (Decrease)	Percentage Change	2006
(Dollars in thousands, expect per share amounts)
Operating income	$27,710	$(368,489)	(93.0)%	$396,199	$106,303	36.7%	$289,896
Equity in earnings of unconsolidated entities	91,981	1,948	2.2%	90,033	(3,086)	(3.3)%	93,119
Interest and dividend income	5,730	(7,329)	(56.1)%	13,059	(3,478)	(21.0)%	16,537
Fair value adjustment of derivative instruments	—	5,388	N/M	(5,388)	57,634	91.5%	(63,022)
Gain on disposition of investments	16,628	(121,359)	(87.9)%	137,987	67,560	95.9%	70,427
Interest expense	(77,190)	7,489	8.8%	(84,679)	8,995	9.6%	(93,674)
Other, net	1,269	1,979	N/M	(710)	(565)	N/M	(145)

Total investment and other income	38,418	(111,884)	(74.4)%	150,302	127,060	N/M	23,242

Income before income taxes and minority interest	66,128	(480,373)	(87.9)%	546,501	233,363	74.5%	313,138
Income tax expense	8,055	208,656	96.3%	216,711	96,107	79.7%	120,604

Income before minority interest	58,073	(271,717)	(82.4)%	329,790	137,256	71.3%	192,534
Minority share of income, net of tax	(25,083)	(10,027)	(66.6)%	(15,056)	(2,012)	(15.4)%	(13,044)

Net income	$32,990	$(281,744)	(89.5)%	$314,734	$135,244	75.3%	$179,490

Basic earnings per share	$0.38	$(3.21)	(89.4)%	$3.59	$1.54	75.1%	$2.05
Diluted earnings per share	$0.38	$(3.18)	(89.3)%	$3.56	$1.52	74.5%	$2.04

N/M—Percentage change not meaningful

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents U.S. Cellular's share of net income from the markets in which it has an interest and follows the equity method of accounting. U.S. Cellular follows the equity method of accounting for unconsolidated entities over which it has the ability to exercise significant influence, generally entities in which its ownership interest is less than or equal to 50% but equals or exceeds 20% for corporations and 3% for partnerships and limited liability companies.

U.S. Cellular's investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $66.1 million, $71.2 million and $62.3 million to Equity in earnings of unconsolidated entities in 2008, 2007 and 2006, respectively. U.S. Cellular also received cash distributions from the LA Partnership of $66.0 million, $66.0 million, and $60.5 million in 2008, 2007 and 2006, respectively.

Equity in earnings of unconsolidated entities increased in 2008 primarily due to a net increase in income from U.S. Cellular's investments excluding the LA Partnership, mostly offset by a $5.1 million decrease in income from the LA Partnership. The decrease in 2007 was due primarily to the sale of Midwest Wireless

Communications, LLC ("Midwest Wireless") in 2006, partially offset by an $8.9 million increase in income from U.S. Cellular's investment in the LA Partnership in 2007.

Interest and dividend income

Interest income reflects interest earned on cash balances. Interest income decreased by $7.3 million in 2008 and increased by $6.6 million in 2007. The decrease in 2008 was due primarily to a decline in short-term interest rates and a change in the composition of U.S. Cellular's cash investments. U.S. Cellular invested substantially all of its cash balances in prime money market funds from January 2006 through August 2007 and in money market funds that invested exclusively in short-term U.S. Treasury securities thereafter. The increase in 2007 was due to higher interest earned on U.S. Cellular's cash balances.

Dividend income remained flat in 2008. Dividend income decreased $10.1 million in 2007 primarily due to the disposition of Vodafone ADRs in connection with the maturing of the related variable prepaid forward contracts in May 2007.

Fair value adjustment of derivative instruments

Fair value adjustment of derivative instruments in 2007 and 2006 reflected the change in the fair value of the bifurcated embedded collars within the variable prepaid forward contracts related to the Vodafone Group ADRs. U.S. Cellular settled the forward contracts related to the Vodafone ADRs and sold the remaining ADRs in May 2007.

Gain on disposition of investments

Gain on disposition of investments in 2008 consisted primarily of the gain on exchange of Rural Cellular Corporation ("RCC") shares of $16.4 million in conjunction with Verizon's acquisition of RCC. Gain on disposition of investments in 2007 was attributable primarily to the settlement of variable prepaid forward contracts related to Vodafone ADRs and the disposition of the remaining Vodafone ADRs of $131.7 million. In 2006, U.S. Cellular recorded a gain of $70.4 million related to the sale of Midwest Wireless. See Note 2—Investment Gains and Losses in the Notes to Consolidated Financial Statements for additional information regarding these transactions.

Interest expense

Interest expense is summarized by related debt instrument in the following table:

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
6.7% senior notes	$37,085	$37,084	$37,080
7.5% senior notes	25,113	25,113	25,113
8.75% senior notes	11,383	11,380	11,383
Forward contracts(1)	—	3,514	9,067
Revolving credit facility	3,061	4,967	8,337
Other	548	2,621	2,694

Total interest expense	$77,190	$84,679	$93,674

  (1)
  In May 2002, U.S. Cellular entered into the forward contracts relating to its investment in Vodafone ADRs. Taken together, the forward contracts allowed U.S. Cellular to borrow an aggregate of $159.9 million against the Vodafone ADRs. The forward contracts bore interest, payable quarterly, at the London InterBank Offered Rate ("LIBOR") plus 50 basis points.

The decreases in Interest expense in 2008 and 2007 were due primarily to lower average revolving credit facility balances and U.S. Cellular settling its variable prepaid forward contracts in May 2007.

Income tax expense

The effective tax rate on Income before income taxes and minority interest ("pre-tax income") was 12.2%, 39.7% and 38.5% for 2008, 2007, and 2006, respectively.

The 2008 income tax expense includes a tax benefit of $149.6 million related to the $386.7 million loss on impairment of intangible assets. As a result of this impairment loss, the dollar amount of U.S. Cellular's pre-tax income and income taxes calculated at the statutory rate was substantially reduced, which magnifies the dollar amount of other tax items in percentage terms. The 2008 state income tax amount includes a $15.1 million benefit from the loss on impairment of intangible assets, a $7.6 million benefit from a change in filing positions in certain states and a $2.5 million benefit from the resolution of a prior period tax issue. Compared to 2007, the state tax rate also benefitted due to an increase of $3.3 million in deferred tax valuation allowances in 2007 resulting from the restructuring of certain legal entities for tax purposes that did not occur in 2008. Compared to 2007, the overall tax rate also benefitted due to a $4.6 million one-time write-off in 2007 of deferred tax assets for certain partnerships (which is reflected in minority share of income not included in the consolidated tax return), and the resolution of other prior period tax issues.

The 2007 tax rate was higher than the 2006 tax rate due to the increase in deferred tax valuation allowances and the one-time write-off of deferred tax assets noted above.

INFLATION

Management believes that inflation affects U.S. Cellular's business to no greater or lesser extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

In general, recent accounting pronouncements did not have and are not expected to have a significant effect on U.S. Cellular's financial condition and results of operations, except that certain recent accounting pronouncements will have a significant effect on how U.S. Cellular will account for future acquisitions and how U.S. Cellular will present and disclose minority interests (to be redesignated as non-controlling interests) in 2009 and subsequent years.

See Note 1—Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements for information on recent accounting pronouncements.

FINANCIAL RESOURCES

U.S. Cellular operates a capital- and marketing-intensive business. In recent years, U.S. Cellular has generated cash from its operating activities, received cash proceeds from divestitures, used short-term credit facilities and used long-term debt financing to fund its acquisitions including licenses, construction costs and operating expenses. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions, capital expenditures and other factors. The table below and the following discussion in this Financial Resources section summarize U.S. Cellular's cash flow activities in 2008, 2007 and 2006.

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
Cash flows from (used in)
Operating activities	$922,777	$863,078	$701,068
Investing activities	(904,027)	(579,481)	(596,189)
Financing activities	(52,287)	(111,976)	(100,970)

Net increase (decrease) in cash and cash equivalents	$(33,537)	$171,621	$3,909

Cash Flows from Operating Activities

(Dollars in millions)	2008	2007	2006
Operating income other than non-cash items	$1,103.0	$1,114.9	$947.1
Non-cash items
Depreciation, amortization and accretion	(576.9)	(578.2)	(555.6)
Bad debt expense	(73.2)	(66.9)	(62.0)
Stock-based compensation expense	(15.1)	(14.7)	(20.0)
Loss on impairment of intangible assets	(386.7)	(24.9)	—
Loss on asset disposals, net	(23.4)	(34.0)	(19.6)

Operating income	$27.7	$396.2	$289.9

U.S. Cellular management believes the foregoing information provides useful information to investors regarding U.S. Cellular's financial condition and results of operations because it breaks out and shows the components and impact of cash and non-cash items on cash flows from operating activities.

Cash flows from operating activities in 2008 were $922.8 million, up $59.7 million from 2007. Key changes included the following:

•
Income taxes paid decreased $96.1 million in 2008 compared to 2007. Income tax payments in 2008 and 2007 were $116.5 million and $212.6 million, respectively. The 2007 income tax payments were higher than the 2008 payments primarily due to increased estimated tax payments that resulted from the gain on the disposition of Vodafone ADRs and the settlement of the related forward contracts.

•
Changes in assets and liabilities from operations other than accrued taxes increased the net cash outflow by $33.0 million. Such assets and liabilities required cash of $76.8 million in 2008 and $43.8 million in 2007. The change in accounts receivable required $68.0 million and $98.6 million in 2008 and 2007, respectively. This difference was primarily attributable to a $12.5 million receivable from an affiliate that was accrued in 2007 and then paid in 2008. In addition, the change in inventory required $15.6 million in 2008 and provided $16.3 million in 2007. The increase in inventory during 2008 was attributable to more handsets on hand at December 31, 2008 relative to December 31, 2007, partially as a result of additional retail stores that commenced operations during 2008.

Cash flows from operating activities in 2007 were $863.1 million, up $162.0 million from 2006. Key changes included the following:

•
Operating income adjusted for non-cash items, as shown in the table above, increased by $167.8 million, from $947.1 million in 2006 to $1,114.9 million in 2007.

•
Cash distributions from unconsolidated entities increased by $9.0 million.

•
Changes in assets and liabilities from operations other than accrued taxes increased the net cash inflow by $51.0 million. Such assets and liabilities required cash of $43.8 million in 2007 and $94.8 million in 2006. The majority of this net change was attributable to a decrease in the inventory balance, reflecting a lower number of handsets on hand.

•
Income taxes paid reduced the net cash inflow by $64.9 million in 2007 compared to 2006. Such taxes were $212.6 million and $147.7 million in 2007 and 2006, respectively. The 2007 income taxes were higher primarily due to the 2007 gain on the disposition of Vodafone ADRs and the settlement of the related forward contracts, and higher 2007 operating income relative to 2006.

Cash Flows from Investing Activities

U.S. Cellular makes substantial investments each year to construct and upgrade modern high quality wireless communications networks and facilities as a basis for creating long term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue-enhancing and cost-reducing upgrades of U.S. Cellular's networks. Cash flows used for investing activities also represent cash required for the acquisition of wireless properties or licenses. Proceeds from exchanges and divestiture transactions have provided funds in recent years which have partially offset the cash requirements for investing activities; however, such sources cannot be relied upon to provide continuing or regular sources of financing.

The primary purpose of U.S. Cellular's construction and expansion expenditures is to provide for customer and usage growth, to upgrade service and to take advantage of service-enhancing and cost-reducing technological developments in order to maintain competitive services.

Cash used for property, plant and equipment and system development expenditures totaled $585.6 million in 2008, $565.5 million in 2007 and $579.8 million in 2006. These expenditures were financed primarily with internally generated cash and borrowings under U.S. Cellular's revolving credit facility. These expenditures were made to construct cell sites, increase capacity in existing cell sites and switches, upgrade technology including the overlay of EVDO technology in certain markets, develop new and enhance existing office systems, and construct new and remodel existing retail stores.

Cash required for acquisitions totaled $341.7 million in 2008, $21.5 million in 2007 and $145.7 million in 2006. U.S. Cellular's acquisitions included primarily the purchase of interests in wireless markets and wireless spectrum. The cash impact of 2008 acquisitions is summarized below.

2008 Acquisitions	Cash Payment(1)
(Dollars in millions)
Auction 73 Licenses(2)	$300.5
Missouri Licenses	19.6
North Carolina RSA 1 Partnership	6.9
Maine Licenses	5.0
Other	9.7

Total	$341.7

    (1)
    Cash amounts paid for the acquisitions differ from the purchase price due to transaction related expenses incurred, but not yet paid, as of December 31, 2008.

    (2)
    King Street Wireless L.P., an entity in which a subsidiary of U.S. Cellular is a limited partner with a 90% partnership interest, made these payments. U.S. Cellular loaned these funds to the partnership and the general partner and made direct capital investments to fund the auction payment.

Significant acquisitions in 2007 and 2006 included U.S. Cellular's 2007 purchase of 100% of the membership interests of Iowa 15 Wireless, LLC for approximately $18.3 million in cash and U.S. Cellular's $127.1 million cash payment in 2006 for 17 licenses awarded in the 2006 FCC Auction 66.

Divestitures provided $6.8 million, $4.3 million and $101.6 million in 2008, 2007 and 2006, respectively. U.S. Cellular received $95.1 million of cash related to the sale of its interest in Midwest Wireless during 2006. See Note 6—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for details of these transactions.

In 2008, U.S. Cellular realized cash proceeds of $16.7 million from the disposition of Rural Cellular Corporation ("RCC") Common Shares in conjunction with Verizon Wireless' acquisition of RCC. In 2007, U.S. Cellular realized cash proceeds of $4.3 million related to the disposition of Vodafone ADRs. See Note 2—Investment Gains and Losses in the Notes to Consolidated Financial Statements for details of these transactions.

At an extraordinary general meeting held on July 25, 2006, shareholders of Vodafone approved a special distribution of £0.15 per share (£1.50 per ADR) and a share consolidation under which every eight ADRs of Vodafone were consolidated into seven ADRs. As a result of the special distribution, which was paid on August 18, 2006, U.S. Cellular received approximately $28.6 million in cash. These proceeds, representing a return of capital for financial statement purposes, were recorded as a reduction in the accounting cost basis of marketable equity securities in 2006.

Cash Flows from Financing Activities

Cash flows from financing activities primarily reflect changes in short-term debt balances, cash used to repurchase Common Shares and cash proceeds from re-issuance of Common Shares pursuant to stock-based compensation plans. U.S. Cellular has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase Common Shares. Internally generated funds as well as proceeds from forward contracts and the sale of non-strategic wireless and other investments, from time to time, have been used to reduce short-term debt.

Cash received from short-term borrowings under U.S. Cellular's revolving credit facility provided $100.0 million in 2008, $25.0 million in 2007 and $415.0 million in 2006, while repayments required $100.0 million in 2008, $60.0 million in 2007 and $515.0 million in 2006.

The re-issuance of treasury shares in connection with employee benefits plans, net of tax payments made by U.S. Cellular on behalf of stock award holders, required $2.3 million in 2008, provided $10.1 million in 2007 and $15.9 million in 2006. In certain situations, U.S. Cellular withholds shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting. U.S. Cellular then pays the amount of the required tax withholdings to the taxing authorities in cash.

In 2008, U.S. Cellular repurchased 600,000 Common Shares at an aggregate cost of $32.9 million. U.S. Cellular also received $4.6 million in 2008 from an investment banking firm for the final settlement of the Accelerated Share Repurchases ("ASR") made in the second half of 2007. In 2007, U.S. Cellular purchased 1,006,000 Common Shares for $87.9 million from an investment banking firm in connection with three ASR programs. As discussed above, in 2008, U.S. Cellular received $4.6 million from the investment banking firm in final settlement of the ASR programs; thus, the net cost of Common Shares purchased pursuant to such programs was $83.3 million. U.S. Cellular did not repurchase any shares in 2006. See Note 17—Common Shareholders' Equity in the Notes to Consolidated Financial Statements for details of these transactions.

LIQUIDITY AND CAPITAL RESOURCES

Recent events in the financial services sector and correlating impacts to other sectors of the economy have resulted in concerns regarding investment security values, the availability of and concentration of credit, insurance coverage and a variety of other areas. Although U.S. Cellular's cash balance, conservative strategies for investing cash on hand and funds available under its revolving credit agreement have limited its exposure to these events to date, U.S. Cellular continues to monitor economic conditions and developments and will make adjustments to its cash investments, borrowing arrangements and insurance coverage as necessary and feasible.

Consumer spending also significantly impacts U.S. Cellular's operations and performance. Recent economic conditions could cause consumer spending to deteriorate significantly. Factors that influence levels of consumer spending include: unemployment rates, increases in fuel and other energy costs, conditions in residential real estate and mortgage markets, labor and health care costs, access to credit, consumer confidence and other macroeconomic factors. Changes in these and other economic factors could have a material adverse effect on demand for U.S. Cellular's products and services and on U.S. Cellular's financial condition and results of operations.

U.S. Cellular believes that existing cash balances and cash flows from operating activities provide financial flexibility for U.S. Cellular to meet its normal financing needs (including working capital, construction and development expenditures, acquisitions, and share repurchases under its approved program) for the foreseeable future. As discussed further below, U.S. Cellular also has funds available under a revolving credit facility which will provide additional flexibility through the date of its expiration in December 2009. In addition, U.S. Cellular may have access to public and private capital markets to help meet its financing needs.

U.S. Cellular cannot provide assurances that circumstances that could have a material adverse affect on its liquidity or capital resources will not occur. Economic conditions, changes in financial markets, deterioration in the capital markets or other factors could restrict U.S. Cellular's liquidity and availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development, acquisition or share repurchase programs. Such reductions could have a material adverse effect on U.S. Cellular's business, financial condition or results of operations.

Cash and Cash Equivalents

At December 31, 2008, U.S. Cellular had $171.0 million in cash and cash equivalents, which include cash and short-term, highly liquid investments with original maturities of three months or less. The primary objective of U.S. Cellular's cash and cash equivalents investment activities is to preserve principal. At December 31, 2008, U.S. Cellular invested substantially all of its cash balances in money market funds that invested exclusively in short-term U.S. Treasury securities or repurchase agreements backed by U.S. Treasury securities. U.S. Cellular monitors the financial viability of the money market funds in which it invests and believes that the credit risk associated with these investments is low.

Revolving Credit Facility

U.S. Cellular has a $700.0 million revolving credit facility available for general corporate purposes. This revolving credit facility is comprised of commitments from fourteen lending institutions, with individual commitments ranging from 1% to 16% of the total commitment. At December 31, 2008, there were no outstanding borrowings and $0.3 million of outstanding letters of credit, leaving $699.7 million available for use. Borrowings under the revolving credit facility bear interest at the London InterBank Offered Rate ("LIBOR") plus a contractual spread based on U.S. Cellular's credit rating. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2008, the one-month LIBOR was 0.44% and the contractual spread was 60 basis points. If U.S. Cellular provides less than two days' notice of intent to borrow, interest on borrowings is the prime rate less 50 basis points (the prime rate was 3.25% at December 31, 2008). This credit facility expires in December 2009.

U.S. Cellular's interest cost on its revolving credit facility is subject to increase if its current credit rating from Standard & Poor's Rating Services ("Standard & Poor's") and/or Moody's Investors Service ("Moody's") were lowered and is subject to decrease if the rating were raised. The credit facility would not cease to be available or accelerate solely as a result of a downgrade in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future. U.S. Cellular's credit ratings as of December 31, 2008 and the dates that such ratings were issued were as follows:

Moody's (issued August 15, 2008)	Baa2	—stable outlook
Standard & Poor's (issued March 13, 2008)	BBB-	—with positive outlook
Fitch Ratings (issued August 16, 2007)	BBB+	—stable outlook

In 2008, Moody's changed its outlook on U.S. Cellular's credit rating to stable from under review for possible upgrade and Standard & Poor's upgraded its credit rating on U.S. Cellular to BBB- with positive outlook from BB+ with developing outlook.

The maturity date of any borrowings under U.S. Cellular's revolving credit facility would accelerate in the event of a change in control.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries. U.S. Cellular believes it was in compliance as of December 31, 2008 with all covenants and other requirements set forth in its revolving credit facility. There were no intercompany loans at December 31, 2008 or 2007.

U.S. Cellular plans to renew its revolving credit facility and is maintaining an active dialogue with its existing lenders in advance of the December 2009 expiration date of the current facility. Due to current unfavorable credit market conditions, U.S. Cellular believes that it is unlikely to be able to obtain similar terms as exist in the current facility. In particular, U.S. Cellular believes that the amount of the facility could be significantly reduced, the terms of the facility could be shortened, and the pricing on the facility could be increased. If U.S. Cellular is unable to renew its revolving credit facility or to obtain a new revolving credit facility from alternative sources on acceptable terms or at current funding levels for any reason, including reduced availability of credit or the consolidation of lending institutions as a result of recent market events, U.S. Cellular's future liquidity, capital resources, business, financial condition and/or results of operations could be adversely affected.

Long-Term Financing

U.S. Cellular's long-term debt indenture does not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future. U.S. Cellular believes it was in compliance as of December 31, 2008 with all covenants and other requirements set forth in its long-term debt indenture. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indenture.

U.S. Cellular filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") on May 9, 2008. Because U.S. Cellular is a "well-known seasoned issuer" as defined in Rule 405 under the Securities Act of 1933, as amended, such registration statement became automatically effective upon filing with the SEC and registered an indeterminate amount of debt securities. Under such automatic shelf registration statement, U.S. Cellular is permitted, at any time and from time to time, to sell senior debt securities in one or more offerings in an indeterminate amount. U.S. Cellular does not have any set time frame for issuing any specific amount of debt securities under such registration statement at the present time. U.S. Cellular's ability to complete an offering pursuant to such shelf registration statement will be dependent on market conditions and other factors at the time. If U.S. Cellular does not qualify as a "well-known seasoned issuer" at the time of filing of any of its Forms 10-K in the future, U.S. Cellular will thereafter cease to be able to use this automatic shelf registration statement until it again qualifies, or will be required to convert this automatic shelf registration statement into another registration statement that U.S. Cellular will then be qualified to use.

The long-term debt principal payments due for the next five years comprise approximately 1% of the total long-term debt obligation at December 31, 2008. Refer to the section Market Risk—Long-Term Debt, for additional information regarding required principal payments and the weighted average interest rates related to U.S. Cellular's long-term debt.

U.S. Cellular may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Marketable Equity Securities

U.S. Cellular had no investments in marketable equity securities at December 31, 2008. See Note 9—Marketable Equity Securities in the Notes to Consolidated Financial Statements for a description of marketable equity securities transactions during 2008 and 2007.

Capital Expenditures

U.S. Cellular's capital expenditures for 2009 are expected to be approximately $575 million. These expenditures are expected to be for the following general purposes:

•
Expand and enhance U.S. Cellular's coverage in its service areas;

•
Provide additional capacity to accommodate increased network usage by current customers;

•
Overlay EVDO technology in certain markets;

•
Enhance U.S. Cellular's retail store network; and

•
Develop office systems.

U.S. Cellular plans to finance its capital expenditures program for 2009 using cash on hand, cash flows from operating activities and short-term debt.

Suppliers

U.S. Cellular depends upon certain key suppliers to provide it with handsets, equipment, services or content to continue its network build and upgrade and to operate its business. U.S. Cellular does not have operational or financial control over any of such key suppliers and has limited influence with respect to the manner in which these key suppliers conduct their businesses. If these key suppliers experience financial difficulties and are unable to provide equipment, services or content to U.S. Cellular on a timely basis or cease to provide such equipment, services or content or if such key suppliers otherwise fail to honor their obligations to U.S. Cellular, U.S. Cellular may be unable to maintain and upgrade its network or provide services to its customers in a competitive manner, or could suffer other disruptions to its business. In that event, U.S. Cellular's business, financial condition or results of operations could be adversely affected. U.S. Cellular monitors the financial condition of its key suppliers through its risk management process.

On January 14, 2009, Nortel Networks Corporation ("Nortel"), a key supplier of network equipment, business communications systems, and technical support for U.S. Cellular, announced that it, Nortel Networks Limited and certain of its other Canadian subsidiaries, will seek creditor protection under the Companies' Creditors Arrangement Act in Canada. Additionally, certain of Nortel's U.S. subsidiaries, including Nortel Networks Inc. and Nortel Networks Capital Corporation, have filed voluntary petitions in the United States under Chapter 11 ("reorganization") of the U.S. Bankruptcy Code, and certain of Nortel's other subsidiaries made similar filings in other jurisdictions. In the event Nortel does not succeed in reorganization, U.S. Cellular believes that it will be able to procure similar network equipment, business communications systems, and technical support from other suppliers and, therefore, U.S. Cellular does not believe that Nortel's reorganization will have a significant impact on its day-to-day operations. However, if Nortel does not succeed in its reorganization, the following could adversely impact U.S. Cellular's future results of operations and cash flows:

•
Reduced competition among telecommunications equipment suppliers could increase the future costs to acquire such equipment;

•
Replacement and upgrades of Nortel equipment with equipment from other vendors could be more costly; and

•
Maintenance of Nortel equipment could be more costly.

Acquisitions, Exchanges and Divestitures

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those wireless interests that are not strategic to its long-term success. U.S. Cellular from time to time may be engaged in negotiations relating to the acquisition, divestiture or exchange of companies, strategic properties or wireless spectrum. In general, U.S. Cellular may not disclose such transactions until there is a definitive agreement.

See Note 6—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for details on transactions in 2008, 2007 and 2006.

Variable Interest Entities

U.S. Cellular consolidates certain variable interest entities pursuant to FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities. See Note 4—Variable Interest Entities in the Notes to Consolidated Financial Statements for the details of these variable interest entities. U.S. Cellular may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.

Common Share Repurchase Program

U.S. Cellular has repurchased and expects to continue to repurchase its Common Shares subject to the repurchase program. For details of this program and repurchases made during 2008 and 2007, see Note 17—Common Shareholders' Equity in the Notes to Consolidated Financial Statements.

Contractual and Other Obligations

At December 31, 2008, the resources required for contractual obligations were as follows:

		Payments due by Period
(Dollars in millions)	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt obligations(1)	$1,014.0	$10.0	$—	$—	$1,004.0
Interest payments on long-term debt obligations	1,814.0	73.2	145.1	145.2	1,450.5
Operating leases(2)	988.3	128.6	210.0	130.3	519.4
Capital leases	8.6	0.6	1.0	1.0	6.0
Purchase obligations(3)	637.4	369.6	164.0	59.7	44.1

	$4,462.3	$582.0	$520.1	$336.2	$3,024.0

(1)
Includes current and long-term portions of debt obligations. The total long-term debt obligation differs from Long-term debt on the Consolidated Balance Sheet due to the $11.3 million unamortized discount related to U.S. Cellular's 6.7% senior notes. See Note 14—Long-Term Debt in the Notes to Consolidated Financial Statements.

(2)
Includes future lease costs related to office space, retail sites, cell sites and equipment.

(3)
Includes obligations payable under non-cancellable contracts, commitments for network facilities and transport services, agreements for software licensing and long-term marketing programs.

The table above does not include any liabilities related to unrecognized tax benefits under FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48") since U.S. Cellular is unable to reasonably predict the ultimate amount or timing of settlement of such FIN 48 liabilities. Such unrecognized tax benefits were $27.8 million at December 31, 2008. See Note 3—Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

Off-Balance Sheet Arrangements

U.S. Cellular has no transactions, agreements or other contractual arrangements with unconsolidated entities involving "off-balance sheet arrangements," as defined by SEC rules, that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Accounts Receivable and Allowance for Doubtful Accounts

U.S. Cellular's accounts receivable consist primarily of amounts owed by customers pursuant to service contracts and for equipment sales, by agents for equipment sales, by other wireless carriers whose customers have used U.S. Cellular's wireless systems for roaming and by unaffiliated third-party partnerships or corporations pursuant to equity distribution declarations.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular's experience related to credit losses did not appear to have been affected to any significant degree by recent economic conditions and events as of December 31, 2008.

Insurance

U.S. Cellular has several commercial property and casualty insurance policies with a variety of subsidiary companies of American International Group, Inc. ("AIG"). These companies operate under the insurance regulations of various states, including New York, Pennsylvania and Delaware. U.S. Cellular has inquired into the ability of these AIG companies to meet their obligations in the event of a claim against these policies and has received assurance from AIG and U.S. Cellular's insurance brokers that the companies remain able to meet these obligations. State insurance regulators and the rating agencies have issued press releases indicating the same. U.S. Cellular did not have any significant property and casualty claims outstanding with these companies as of December 31, 2008. U.S. Cellular continues to monitor the financial condition of other insurance providers.

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

Management believes the following critical accounting estimates reflect its most significant judgments and estimates used in the preparation of U.S. Cellular's consolidated financial statements. Management has discussed the development and selection of each of the following accounting policies and estimates and disclosures with the audit committee of U.S. Cellular's Board of Directors.

There were no material changes to U.S. Cellular's significant accounting policies or application of critical accounting policies during 2008, except the adoption of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). See Note 1—Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Fair Value Measurements

Effective January 1, 2008, U.S. Cellular adopted the provisions of SFAS 157 for its financial assets and liabilities. SFAS 157 defines "fair value," establishes a framework for measuring fair value in the application of GAAP, and expands disclosure about fair value measurements.

U.S. Cellular applied the provisions of SFAS 157 in determining the fair value of the following financial assets and liabilities for disclosure purposes at December 31, 2008:

•
Cash and cash equivalents;

•
Current portion of long-term debt;

•
Long-term debt; and

•
Mandatorily redeemable minority interests.

The fair value amounts related to such financial assets and liabilities are disclosed in Note 15—Financial Instruments and Note 16—Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Revenue Recognition

Service revenues are recognized as earned and equipment revenues are recognized when title passes to the agent or end-user customer. U.S. Cellular recognizes revenue for access charges and other services charged at fixed amounts ratably over the service period, net of credits and adjustments for service discounts, billing disputes and fraud or unauthorized usage. U.S. Cellular recognizes revenue related to usage in excess of minutes provided in its rate plans at contractual rates per minute as minutes are used; revenue related to long distance service is recognized in the same manner. Additionally, U.S. Cellular recognizes revenue related to data usage based on contractual rates per kilobyte as kilobytes are used; revenue based on per-use charges, such as for the use of premium services, is recognized as the charges are incurred. As a result of its multiple billing cycles each month, U.S. Cellular is required to estimate the amount of subscriber revenues earned but not billed, or billed but not earned, from the end of each billing cycle to the end of each reporting period. These estimates are based primarily upon historical billed minutes. U.S. Cellular's revenue recognition policies are in accordance with the SEC Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition and FASB Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

Licenses and Goodwill

As of December 31, 2008, U.S. Cellular reported $1,433.4 million of licenses and $494.3 million of goodwill, as a result of acquisitions of interests in wireless licenses and businesses. As discussed in Note 4—Variable Interest Entities in the Notes to Consolidated Financial Statements, licenses include those won or provisionally won by Carroll Wireless, Barat Wireless, King Street Wireless and Aquinas Wireless in FCC auctions. Licenses also include rights to the remaining licenses that will be received when the 2003 AT&T Wireless exchange transaction is fully completed.

See Note 7—Licenses and Goodwill in the Notes to Consolidated Financial Statements for a schedule of licenses and goodwill activity in 2008 and 2007.

Licenses and goodwill must be reviewed for impairment annually or more frequently if events or changes in circumstances indicate that any of such assets might be impaired. U.S. Cellular performs the required annual impairment review on licenses and goodwill during the second quarter of its fiscal year. There can be no assurance that upon review at a later date material impairment charges will not be required.

The intangible asset impairment test consists of comparing the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit as identified in accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142") to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill in this second step, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit represents the implied fair value of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for that difference.

Quoted market prices in active markets are the best evidence of fair value of an asset or reporting unit and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues, or similar performance measures. The use of these techniques involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate and other inputs. Different assumptions for these inputs or different valuation methodologies could create materially different results.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2008, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represent five geographic groupings of FCC licenses, representing five geographic service areas. U.S. Cellular tests licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of its annual impairment testing of licenses in the second quarter of 2008, U.S. Cellular combined its FCC licenses into nineteen units of accounting pursuant to FASB Emerging Issues Task Force ("EITF") Issue 02-7, Units of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets ("EITF 02-7") and SFAS 142. Of these, fourteen of such nineteen units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing. Subsequent to the second quarter 2008 licenses impairment testing, previously unutilized licenses in one unit of accounting were deployed in one of the five units of accounting that represent developed operating markets. As a result, U.S. Cellular's impairment testing of licenses conducted in the fourth quarter of 2008 was applied to eighteen units of accounting, thirteen of which represent licenses that are not being utilized.

For purposes of impairment testing of goodwill, U.S. Cellular prepares valuations of each of the five reporting units. A discounted cash flow approach is used to value each of the reporting units, using value drivers and risks specific to the current industry and economic markets. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process are the discount rate, estimated future cash flows, projected capital expenditures and terminal value multiples.

For purposes of impairment testing of licenses, U.S. Cellular prepares valuations of each of the units of accounting that represent developed operating markets using an excess earnings methodology. This excess earnings methodology estimates the fair value of the units of accounting by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill. For units of accounting which consist of licenses that are not being utilized, U.S. Cellular prepares estimates of fair value by reference to fair market values indicated by recent auctions and market transactions where available.

As stated above, U.S. Cellular performs the required annual impairment assessment of its licenses and goodwill in the second quarter of the year. As a result of the further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, U.S. Cellular performed another impairment assessment of licenses and goodwill as of December 31, 2008.

For purposes of estimating the fair value of the licenses at December 31, 2008, U.S. Cellular applied the following methodologies and assumptions:

•
Licenses in developed operating markets (five units of accounting)—U.S. Cellular applied an excess earnings methodology to estimate fair value. Discounted cash flow projections were based on financial forecasts that applied a long-tem growth rate of 2.0% and a discount rate of 9.5%. If the discount rate increased by 1% to 10.5%, the total impairment would increase by $181.4 million and if the discount rate decreased by 1% to 8.5%, the total impairment would decrease by $233.7 million.

•
Licenses that are not being utilized (thirteen units of accounting)—U.S. Cellular has historically applied a market approach in valuing these licenses which involved estimating the fair values of these licenses by reference to recent auctions and market transactions. However, in the fourth quarter of 2008, there had not been any recent market transactions to provide a reasonable fair value estimate in light of the decline in the economic environment. As such, the fair value estimates of these licenses that were prepared in the second quarter of 2008 were assumed to have declined at the same rate as the fair value of the licenses in developed operating markets.

See Note 7—Licenses and Goodwill in the Notes to Consolidated Financial Statements for the results of the annual and interim impairment tests.

Property, Plant and Equipment

U.S. Cellular provides for depreciation on its property, plant and equipment using the straight-line method over the estimated useful lives of the assets. U.S. Cellular depreciates its leasehold improvement assets associated with leased properties over periods ranging from one to thirty years, which approximates the shorter of the assets' economic lives or the specific lease terms. Annually, U.S. Cellular reviews its property, plant and equipment to assess whether the estimated useful lives are appropriate. The estimated useful lives of property, plant and equipment is a critical accounting estimate because changing the lives of assets can result in larger or smaller charges for depreciation expense. Factors used in determining useful lives include technology changes, regulatory requirements, obsolescence and type of use. U.S. Cellular did not materially change the useful lives of its property, plant and equipment in 2008, 2007 or 2006.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to System operations expense or Selling, general and administrative expense, as applicable.

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

Quoted market prices in active markets are the best evidence of fair value of tangible long-lived assets and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique. The use of this technique involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or the use of different valuation methodologies could create materially different results.

There was no impairment of long-lived assets in 2008, 2007 or 2006.

Asset Retirement Obligations

U.S. Cellular is subject to asset retirement obligations associated with its leased cell sites, retail store sites and office locations. Asset retirement obligations generally include obligations to restore leased land, retail store and office premises to their pre-existing condition. The asset retirement obligation is included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

U.S. Cellular accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143") and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"), which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations as a gain or loss.

The calculation of the asset retirement obligation includes the following estimates; the probability of the need for remediation, the date of and cost estimates for such remediation, the likelihood of lease renewals, and the salvage value of assets. Actual results may differ from these estimates and different assumptions would lead to larger or smaller obligations and related accretion and depreciation until such actual results are known.

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

The amounts of income tax assets and liabilities, the related income tax provision and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to U.S. Cellular's financial condition and results of operations.

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

Effective January 1, 2007, U.S. Cellular adopted FIN 48. FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, U.S. Cellular must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

See Note 3—Income Taxes in the Notes to Consolidated Financial Statements for details regarding U.S. Cellular's income tax provision, deferred income taxes and liabilities, valuation allowances and unrecognized tax benefits, including information regarding estimates that impact income taxes.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular does not have any off-balance sheet credit exposure related to its customers. Recent economic events have caused the consumer credit market to tighten for certain consumers. This may cause U.S. Cellular's bad debt expense to increase in future periods. U.S. Cellular will continue to monitor its accounts receivable balances and related allowance for doubtful accounts on an ongoing basis to assess whether it has adequately provided for potentially uncollectible amounts.

See Note 1—Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements for additional information regarding U.S. Cellular's allowance for doubtful accounts.

Stock-based Compensation

As described in more detail in Note 18—Stock-based Compensation in the Notes to Consolidated Financial Statements, U.S. Cellular has established a long-term incentive plan, an employee stock purchase plan and a non-employee director compensation plan; in addition, U.S. Cellular employees are eligible to participate in the TDS employee stock purchase plan. All of these plans are stock-based compensation plans. Prior to January 1, 2006, U.S. Cellular accounted for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations as allowed by SFAS No. 123, Accounting for Stock Based Compensation, ("SFAS 123"). Accordingly, prior to 2006, compensation cost for share-based payments was measured using the intrinsic value method as prescribed by APB 25. Under the intrinsic value method, compensation cost is measured as the amount by which the market value of the underlying equity instrument on the grant date exceeds the exercise price. Effective January 1, 2006, U.S. Cellular adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized during 2008, 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock Based Compensation, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

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

U.S. Cellular used the assumptions shown in the table below in valuing stock options granted in 2008, 2007 and 2006:

	2008	2007	2006
Expected life	3.7 Years	3.1 Years	3.0 Years
Expected volatility	28.1% - 40.3%	22.5% - 25.7%	23.5% - 25.2%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.2% - 3.5%	3.3% - 4.8%	4.5% - 4.7%
Estimated annual forfeiture rate	11.29%	9.60%	4.40%

Under the provisions of SFAS 123(R), stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that are expected to ultimately vest. The estimated forfeiture rates used by U.S. Cellular are based primarily on historical experience.

Total compensation cost for stock options granted by U.S. Cellular in 2008 was estimated to be $7.8 million; the amount charged to expense in 2008 was $4.7 million. A 10% change in any one of the 2008 assumptions related to expected life, expected volatility, or risk-free interest rate would affect the total compensation cost of $7.8 million by less than $1.0 million.

Contingencies Indemnities and Commitments

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

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

U.S. Cellular is billed for all services it receives from TDS pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular's Selling, general and administrative expenses. Some of these agreements were established prior to U.S. Cellular's initial public offering, when TDS owned more than 90% of U.S. Cellular's outstanding capital stock, and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses to the total assets, employees, investment in property, plant and equipment and expenses of TDS. Management believes that the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in U.S. Cellular's consolidated financial statements. Billings from TDS to U.S. Cellular totaled $113.3 million, $121.8 million and $108.9 million for 2008, 2007 and 2006, respectively.

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $6.9 million in 2008, $6.6 million in 2007 and $6.9 million in 2006.

The Audit Committee of the Board of Directors is responsible for the review and oversight of all related party transactions, as such term is defined by the rules of the New York Stock Exchange.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report to Shareholders contain statements that are not based on historical facts, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

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

•
U.S. Cellular currently receives a significant amount of roaming revenues. As a result of recently announced acquisitions by other companies in the wireless industry, U.S. Cellular anticipates that its roaming revenues will decline significantly over the next several quarters. Further industry consolidation and continued build outs by existing and new wireless carriers could cause roaming revenues to decline even more, which would have an adverse effect on U.S. Cellular's business, financial condition and results of operations.

•
A failure by U.S. Cellular to obtain access to adequate radio spectrum could have an adverse effect on U.S. Cellular's business and operations.

•
To the extent conducted by the FCC, U.S. Cellular is likely to participate in FCC auctions of additional spectrum in the future as an applicant or as a non-controlling partner in another auction applicant and, during certain periods, will be subject to the FCC's anti-collusion rules, which could have an adverse effect on U.S. Cellular.

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

•
The expected future completion of recently announced acquisitions will lead to increased consolidation in the wireless telecommunications industry. U.S. Cellular's lower scale relative to larger wireless carriers has in the past and could in the future prevent or delay its access to new products including handsets, new technology and/or new content and applications which could adversely affect U.S. Cellular's ability to attract and retain customers and, as a result, could adversely affect its business, financial condition or results of operations.

•
Inability to manage its supply chain or inventory successfully could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Changes in general economic and business conditions, both nationally and in the markets in which U.S. Cellular operates, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Changes in various business factors could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Advances or changes in telecommunications technology, such as Voice over Internet Protocol ("VoIP"), High-Speed Packet Access, WiMAX or Long-Term Evolution ("LTE"), could render certain technologies used by U.S. Cellular obsolete, could reduce U.S. Cellular's revenues or could increase its costs of doing business.

•
Changes in U.S. Cellular's enterprise value, changes in the market supply or demand for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of its license costs, goodwill, customer lists and/or physical assets.

•
Costs, integration problems or other factors associated with acquisitions/divestitures of properties or licenses and/or expansion of U.S. Cellular's business could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
A significant portion of U.S. Cellular's revenues is derived from customers who buy services through independent agents who market U.S. Cellular's services on a commission basis. If U.S. Cellular's relationships with these agents are seriously harmed, its revenues could be adversely affected.

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

•
Financial difficulties (including bankruptcy proceedings) of U.S. Cellular's key suppliers or vendors, termination or impairment of U.S. Cellular's relationships with such suppliers or vendors, or a failure by U.S. Cellular to manage its supply chain effectively could result in delays or termination of U.S. Cellular's receipt of required equipment or services, or could result in excess quantities of required equipment or services, any of which could adversely affect U.S. Cellular's business, financial condition or results of operations.

•
U.S. Cellular has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on U.S. Cellular's financial condition or results of operations.

•
A material disruption in U.S. Cellular's telecommunication networks or information technology, including breaches of network or information technology security, could have an adverse effect on U.S. Cellular' business, financial condition or results of operations.

•
Wars, conflicts, hostilities and/or terrorist attacks or equipment failures, power outages, natural disasters or other events could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
The market price of U.S. Cellular's Common Shares is subject to fluctuations due to a variety of factors.

•
Changes in interpretations of accounting requirements, changes in industry practice, identification of errors or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

•
Restatements of financial statements by U.S. Cellular and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Identification of material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

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

•
Early redemptions or repurchases of debt, issuances of debt, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in U.S. Cellular's Management's Discussion and Analysis of Financial Condition and Results of Operations to be different from the amounts actually incurred.

•
An increase in the amount of U.S. Cellular's debt in the future could subject U.S. Cellular to higher interest costs and restrictions on its financing, investing and operating activities and could decrease its net income and cash flows.

•
Recent market events and conditions, including disruption in credit and other financial markets and the deterioration of U.S. and global economic conditions, could, among other things, impede U.S. Cellular's access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on U.S. Cellular's financial condition or results of operations.

•
Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in U.S. Cellular's credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development or acquisition programs.

•
Changes in the regulatory environment or a failure by U.S. Cellular to timely or fully comply with any applicable regulatory requirements could adversely affect U.S. Cellular's financial condition, results of operations or ability to do business.

•
Changes in USF funding and/or intercarrier compensation could have a material adverse impact on U.S. Cellular's financial position or results of operations.

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

•
The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices, such as pacemakers, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Claims of infringement of intellectual property and proprietary rights of others, primarily involving patent infringement claims, could prevent U.S. Cellular from using necessary technology to provide services or subject U.S. Cellular to expensive intellectual property litigation or monetary penalties, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
There are potential conflicts of interests between TDS and U.S. Cellular.

•
Certain matters, such as control by TDS and provisions in the U.S. Cellular Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of U.S. Cellular.

•
A failure by U.S. Cellular to successfully execute its business strategy could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and/or any other financial or statistical information to vary from U.S. Cellular's forward-looking estimates by a material amount.

You are referred to a further discussion of these risks as set forth under "Risk Factors" in U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2008. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

MARKET RISK

Long-Term Debt

At December 31, 2008, the majority of U.S. Cellular's debt was in the form of fixed-rate notes with original maturities ranging up to 30 years. Fluctuations in market interest rates can lead to fluctuations in the fair values of these fixed-rate notes.

The following table presents the scheduled principal payments on long-term debt and capital lease obligations, and the related weighted average interest rates by maturity dates at December 31, 2008:

	Principal Payments Due by Period
(Dollars in millions)	Long-Term Debt Obligations(1)	Weighted-Avg. Interest Rates on Long-Term Debt Obligations(2)
2009	$10.3	9.0%
2010	0.1	9.8%
2011	0.1	9.8%
2012	0.2	9.8%
2013	0.2	9.8%
After 5 years	1,007.2	7.2%

Total	$1,018.1	7.3%

    (1)
    The total long-term debt obligation amount is different than the total long term debt amount shown on the Consolidated Balance Sheet due to the $11.2 million unamortized discount related to the 6.7% senior notes. See Note 14—Long-Term Debt in the Notes to Consolidated Financial Statements for additional information.

    (2)
    Represents the weighted average interest rates at December 31, 2008 for debt maturing in the respective periods. At December 31, 2007, the total weighted average interest rate on long-term debt obligations was 7.3%.

Fair Value of Long-Term Debt

At December 31, 2008 and 2007, the estimated fair value of long-term debt was $663.4 million and $888.8 million, respectively. The fair value of long-term debt other than capital lease obligations and the current portion of such long-term debt was estimated using market prices for the 7.5% senior notes and the 8.75% senior notes and discounted cash flow analysis for the remaining debt.

United States Cellular Corporation

Consolidated Statement of Operations

Year Ended December 31,	2008	2007	2006
(Dollars and shares in thousands, except per share amounts)
Operating revenues
Service	$3,940,326	$3,679,237	$3,214,410
Equipment sales	302,859	267,027	258,745

Total operating revenues	4,243,185	3,946,264	3,473,155

Operating expenses
System operations (excluding Depreciation, amortization and accretion reported below)	784,057	717,075	639,683
Cost of equipment sold	743,406	637,297	568,903
Selling, general and administrative (including charges from affiliates of $113.3 million, $121.8 million and $108.9 million in 2008, 2007 and 2006)	1,701,050	1,558,568	1,399,561
Depreciation, amortization and accretion	576,931	578,186	555,525
Loss on impairment of intangible assets	386,653	24,923	—
Loss on asset disposals, net	23,378	34,016	19,587

Total operating expenses	4,215,475	3,550,065	3,183,259

Operating income	27,710	396,199	289,896
Investment and other income (expense)
Equity in earnings of unconsolidated entities	91,981	90,033	93,119
Interest and dividend income	5,730	13,059	16,537
Fair value adjustment of derivative instruments	—	(5,388)	(63,022)
Gain on disposition of investments	16,628	137,987	70,427
Interest expense	(77,190)	(84,679)	(93,674)
Other, net	1,269	(710)	(145)

Total investment and other income (expense)	38,418	150,302	23,242

Income before income taxes and minority interest	66,128	546,501	313,138
Income tax expense	8,055	216,711	120,604

Income before minority interest	58,073	329,790	192,534
Minority share of income, net of tax	(25,083)	(15,056)	(13,044)

Net income	$32,990	$314,734	$179,490

Basic weighted average shares outstanding	87,457	87,730	87,346
Basic earnings per share	$0.38	$3.59	$2.05

Diluted weighted average shares outstanding	87,754	88,481	88,109
Diluted earnings per share	$0.38	$3.56	$2.04

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Cash Flows

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
Cash flows from operating activities
Net income	$32,990	$314,734	$179,490
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization and accretion	576,931	578,186	555,525
Bad debts expense	73,157	66,923	62,030
Stock-based compensation expense	15,122	14,681	20,053
Deferred income taxes, net	(83,121)	(26,503)	(32,946)
Equity in earnings of unconsolidated entities	(91,981)	(90,033)	(93,119)
Distributions from unconsolidated entities	91,845	86,873	77,835
Minority share of income	25,083	15,056	13,044
Unrealized fair value adjustment of derivative instruments	—	5,388	63,022
Gain on disposition of investments	(16,628)	(137,987)	(70,427)
Loss in impairment of intangible assets	386,653	24,923	—
Loss on asset disposals, net	23,378	34,016	19,587
Noncash interest expense	1,772	1,776	1,780
Excess tax benefit from stock awards	(1,151)	(11,718)	(2,481)
Other operating activities	210	(5,538)	244
Changes in assets and liabilities from operations
Change in accounts receivable	(68,039)	(98,634)	(95,649)
Change in inventory	(15,563)	16,312	(24,180)
Change in accounts payable—trade	(4,572)	10,969	(6,072)
Change in accounts payable—affiliate	1,093	(5,049)	6,329
Change in customer deposits and deferred revenues	7,628	19,935	11,375
Change in accrued taxes	(34,699)	36,051	2,213
Change in accrued interest	—	(1,192)	217
Change in other assets and liabilities	2,669	13,909	13,198

	922,777	863,078	701,068

Cash flows from investing activities
Additions to property, plant and equipment	(585,590)	(565,495)	(579,785)
Proceeds from disposition of investments	16,690	4,301	—
Cash received from divestitures	6,838	4,277	101,583
Cash paid for acquisitions and licenses	(341,694)	(21,478)	(145,680)
Proceeds from return of investments	1,335	—	28,650
Other investing activities	(1,606)	(1,086)	(957)

	(904,027)	(579,481)	(596,189)

Cash flows from financing activities
Issuance of notes payable	100,000	25,000	415,000
Repayment of notes payable	(100,000)	(60,000)	(515,000)
Common shares reissued, net of tax payments	(2,288)	10,073	15,909
Common shares repurchased	(28,366)	(87,902)	—
Excess tax benefit from stock awards	1,151	11,718	2,481
Capital distributions to minority partners	(19,676)	(10,866)	(19,360)
Other financing activities	(3,108)	1	—

	(52,287)	(111,976)	(100,970)

Net increase (decrease) in cash and cash equivalents	(33,537)	171,621	3,909
Cash and cash equivalents
Beginning of period	204,533	32,912	29,003

End of period	$170,996	$204,533	$32,912

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Balance Sheet—Assets

December 31,	2008	2007
(Dollars in thousands)
Current assets
Cash and cash equivalents	$170,996	$204,533
Accounts receivable
Customers, less allowances of $8,222 and $12,305, respectively	330,390	327,076
Roaming	34,841	35,412
Affiliated	1,579	12,857
Other, less allowances of $150 and $112, respectively	52,809	60,152
Marketable equity securities	—	16,352
Inventory	116,564	100,990
Prepaid income taxes	22,515	—
Prepaid expenses	51,645	41,588
Net deferred income tax asset	19,481	18,566
Other current assets	14,227	16,227

	815,047	833,753
Investments
Licenses	1,433,415	1,482,446
Goodwill	494,279	491,316
Customer lists, net of accumulated amortization of $87,976 and $80,492, respectively	8,936	15,375
Investments in unconsolidated entities	156,637	157,693
Notes and interest receivable—long-term	4,297	4,422

	2,097,564	2,151,252
Property, plant and equipment
In service and under construction	5,884,383	5,409,115
Less accumulated depreciation	3,264,007	2,814,019

	2,620,376	2,595,096
Other assets and deferred charges	33,055	31,773

Total assets	$5,566,042	$5,611,874

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Balance Sheet—Liabilities and Shareholders' Equity

December 31,	2008	2007
(Dollars in thousands)
Current liabilities
Current portion of long-term debt	$10,258	$—
Accounts payable
Affiliated	9,613	8,519
Trade	248,785	252,272
Customer deposits and deferred revenues	151,082	143,445
Accrued taxes	17,643	43,105
Accrued compensation	55,969	59,224
Other current liabilities	108,533	97,678

	601,883	604,243
Deferred liabilities and credits
Net deferred income tax liability	478,106	554,412
Other deferred liabilities and credits	233,619	211,374

	711,725	765,786
Long-term debt	996,636	1,002,293
Commitments and contingencies
Minority interest	49,156	43,396
Common shareholders' equity
Common Shares, par value $1 per share; authorized 140,000,000 shares; issued 55,045,685 shares	55,046	55,046
Series A Common Shares, par value $1 per share; authorized 50,000,000 shares; issued and outstanding 33,005,877 shares	33,006	33,006
Additional paid-in capital	1,339,403	1,316,042
Treasury Shares, at cost, 771,720 and 455,287 Common Shares, respectively	(49,493)	(41,094)
Accumulated other comprehensive income	—	10,134
Retained earnings	1,828,680	1,823,022

	3,206,642	3,196,156

Total liabilities and shareholders' equity	$5,566,042	$5,611,874

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Common Shareholders' Equity

(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Comprehensive Income	Accumulated Other Comprehensive (Loss) Income	Retained Earnings
Balance, December 31, 2005	$55,046	$33,006	$1,286,964	$(47,088)		$44,122	$1,368,988
Add (Deduct)
Employee benefit plans	—	—	(9,001)	32,530		—	—
Net income	—	—	—	—	$179,490	—	179,490
Other comprehensive income
Net unrealized gain (loss) on:
Derivative instruments	—	—	—	—	2	2	—
Marketable equity securities	—	—	—	—	36,258	36,258	—

Comprehensive income	—	—	—	—	$215,750	—	—

Stock-based compensation awards	—	—	15,521	96		—	—
Tax benefit from stock awards	—	—	1,454	—		—	—
Other	—	—	(4,109)	—		—	—

Balance, December 31, 2006	$55,046	$33,006	$1,290,829	$(14,462)		$80,382	$1,548,478

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Common Shareholders' Equity

(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Comprehensive Income	Accumulated Other Comprehensive (Loss) Income	Retained Earnings
Balance, December 31, 2006	$55,046	$33,006	$1,290,829	$(14,462)		$80,382	$1,548,478
Add (Deduct)
Employee benefit plans	—	—	(1,044)	54,679			(38,850)
Net income	—	—	—	—	$314,734	—	314,734
Other comprehensive income
Net unrealized gain (loss) on:
Derivative instruments	—	—	—	—	(2,837)	(2,837)	—
Marketable equity securities	—	—	—	—	(67,411)	(67,411)	—

Comprehensive income	—	—	—	—	$244,486	—	—

Stock-based compensation awards	—	—	13,701	—		—	—
Tax benefit from stock awards	—	—	11,085	—		—	—
Repurchase of Common Shares	—	—	(6,484)	(81,418)		—	—
Application of FIN 48	—	—	—	—		—	(1,340)
Other	—	—	7,955	107		—	—

Balance, December 31, 2007	$55,046	$33,006	$1,316,042	$(41,094)		$10,134	$1,823,022

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Common Shareholders' Equity

(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Comprehensive Income	Accumulated Other Comprehensive (Loss) Income	Retained Earnings
Balance, December 31, 2007	$55,046	$33,006	$1,316,042	$(41,094)		$10,134	$1,823,022
Add (Deduct)
Employee benefit plans	—	—	523	24,521		—	(27,332)
Net income	—	—	—	—	$32,990	—	32,990
Net unrealized gain (loss)	—
on marketable equity securities	—	—	—	—	(10,134)	(10,134)	—

Comprehensive income	—	—	—	—	$22,856	—	—

Stock-based compensation awards	—	—	15,122	—		—	—
Tax benefit from stock awards	—	—	2,417	—		—	—
Repurchase of Common Shares	—	—	4,554	(32,920)		—	—
Other	—	—	745	—		—	—

Balance, December 31, 2008	$55,046	$33,006	$1,339,403	$(49,493)		$—	$1,828,680

The accompanying notes are an integral part of these consolidated financial statements.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United States Cellular Corporation ("U.S. Cellular®"), a Delaware Corporation, is an 81%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS™").

Nature of Operations

U.S. Cellular owns, operates and invests in wireless systems throughout the United States. As of December 31, 2008, U.S. Cellular owned, or had the right to acquire pursuant to certain agreements, interests in 278 wireless markets and served 6.2 million customers in 26 states, representing a total population in its operating markets of approximately 46 million. U.S. Cellular operates as one reportable segment.

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

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2008 financial statement presentation. These reclassifications did not affect consolidated net income, assets, liabilities, cash flows or shareholders' equity for the years presented.

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

Outstanding checks totaled $20.3 million and $10.0 million at December 31, 2008 and 2007, respectively, and are classified as Accounts payable-Trade in the Consolidated Balance Sheet.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular does not have any off-balance sheet credit exposure related to its customers.

The changes in the allowance for doubtful accounts during 2008, 2007 and 2006 were as follows:

(Dollars in thousands)	2008	2007	2006
Beginning balance	$12,417	$13,016	$11,410
Additions, net of recoveries	73,157	66,923	62,030
Deductions	(77,202)	(67,522)	(60,424)

Ending balance	$8,372	$12,417	$13,016

Inventory

Inventory primarily consists of handsets stated at the lower of cost or market, with cost determined using the first-in, first-out method and market determined by replacement costs.

Marketable Equity Securities

As of December 31, 2008, U.S. Cellular does not hold any marketable equity securities. Marketable equity securities held at December 31, 2007, were classified as available-for-sale and were stated at fair market value. Net unrealized holding gains and losses were included in Accumulated other comprehensive income, net of tax. Realized gains and losses recognized at the time of disposition were determined on the basis of specific identification. See Note 9—Marketable Equity Securities for additional information.

Fair Value Measurements

Effective January 1, 2008, U.S. Cellular adopted the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements, for its financial assets and liabilities. SFAS 157 defines "fair value," establishes a framework for measuring fair value in the application of GAAP, and expands disclosures about fair value measurements. SFAS 157 does not expand the use of fair value measurements in financial statements, but standardizes its definition and application in GAAP. SFAS 157 provides that fair value is a market-based measurement and not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). This pronouncement establishes a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 2 inputs must be observable either directly or indirectly for substantially the full term of the financial instrument. Level 3 inputs are unobservable. As of December 31, 2008, U.S. Cellular

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

did not have any financial assets or liabilities that required the application of SFAS 157 for purposes of valuing and reporting such amounts in its Consolidated Balance Sheet. However, U.S. Cellular has applied the provisions of SFAS 157 for purposes of computing fair value for disclosure purposes.

Derivative Financial Instruments

U.S. Cellular does not hold or issue derivative financial instruments for trading purposes. U.S. Cellular used derivative financial instruments to reduce risks related to fluctuations in market price of its Vodafone Group Plc ("Vodafone") American Depository Receipts ("ADRs"). U.S. Cellular had variable prepaid forward contracts ("forward contracts") in place with respect to all of its Vodafone marketable equity securities for this purpose. These forward contracts matured in 2007. A substantial majority of the related Vodafone ADRs were delivered upon settlement of the forward contracts upon maturity. The remaining Vodafone ADRs were sold in 2007.

U.S. Cellular recognized all of the forward contracts as either assets or liabilities in the Consolidated Balance Sheet and measured those instruments at their fair values. U.S. Cellular originally designated the embedded collars within the forward contracts as cash flow hedges of its Vodafone ADRs. Accordingly, all changes in the fair value of the embedded collars were recorded in Accumulated other comprehensive income, net of income taxes. Subsequently, upon contractual modifications to the terms of the collars in September 2002, the embedded collars no longer qualified for hedge accounting treatment and all changes in fair value of the collars from the time of the contractual modification to the termination or settlement of the terms of the collars have been included in the Consolidated Statement of Operations.

Licenses

Licenses consist of costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs related to acquiring the licenses.

U.S. Cellular accounts for wireless licenses in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). In accordance with SFAS 142, U.S. Cellular has determined that such wireless licenses have indefinite lives and, therefore, that the costs of the licenses are not subject to amortization.

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

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  with FCC rules and policies. U.S. Cellular believes that it could demonstrate its entitlement to a renewal expectancy in any of its markets in the unlikely event that any of its license renewal applications were challenged and, therefore, believes that it is probable that its future license renewal applications will be granted.

Goodwill

U.S. Cellular has goodwill as a result of its acquisitions of wireless markets. Such goodwill represents the excess of the total purchase price of acquisitions over the fair values of acquired assets, including licenses and other identifiable intangible assets, and liabilities assumed.

Impairment of Intangible Assets

Licenses and goodwill must be reviewed for impairment annually or more frequently if events or changes in circumstances indicate that any of such assets might be impaired. U.S. Cellular performs the required annual impairment review on its licenses and goodwill during the second quarter of its fiscal year. U.S. Cellular also performed an impairment test on its licenses and goodwill in the fourth quarter of 2008 as a result of the further deterioration in the credit and financial markets and the accelerated decline in the overall economy.

The intangible asset impairment test consists of comparing the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill in this second step, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit is the implied fair value of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for that difference.

Quoted market prices in active markets are the best evidence of fair value of an intangible asset or reporting unit and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues, or similar performance measures. The use of these techniques involve assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or different valuation methodologies could create materially different results.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2008, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represent five geographic groupings of FCC licenses, representing five geographic service areas. U.S. Cellular tests licenses for impairment of the level of reporting referred to as a unit of accounting. For purposes of its annual impairment testing of licenses in the second quarter of 2008, U.S. Cellular combined its FCC licenses into nineteen units of accounting pursuant to FASB Emerging Issues Task Force ("EITF") Issue 02-7, Units of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets ("EITF 02-7") and SFAS 142. Of these, fourteen of such nineteen units of accounting represented geographic groupings of licenses which, because they

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing. Subsequent to the second quarter 2008 licenses impairment testing, previously unutilized licenses in one unit of accounting were deployed in one of the five units of accounting that represent developed operating markets. As a result, U.S. Cellular's impairment testing of licenses conducted in the fourth quarter of 2008 was applied to eighteen units of accounting, thirteen of which represent areas that are not being utilized.

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

For purposes of impairment testing of licenses, U.S. Cellular prepares valuations of each of the units of accounting that represent developed operating markets using an excess earnings methodology. This excess earnings methodology estimates the fair value of the units of accounting by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill. For units of accounting which consist of licenses that are not being utilized, U.S. Cellular prepares estimates of fair value by reference to fair market values indicated by recent auctions and market transactions where available.

Investments in Unconsolidated Entities

Investments in unconsolidated entities consist of investments in which U.S. Cellular holds a non-controlling ownership interest of 50% or less. U.S. Cellular follows the equity method of accounting for such investments in which its ownership interest equals or exceeds 20% for corporations and equals or exceeds 3% for partnerships and limited liability companies. The cost method of accounting is followed for such investments in which U.S. Cellular's ownership interest is less than 20% for corporations and is less than 3% for partnerships and limited liability companies and for investments for which U.S. Cellular does not have the ability to exercise significant influence.

For its equity method investments for which financial information is readily available, U.S. Cellular records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, U.S. Cellular records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

U.S. Cellular's Property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to System operations expense or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and charging it, together with removal cost less any salvage realized, to Loss on asset disposals, net.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Costs of developing new information systems are capitalized in accordance with Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"), and amortized over their expected economic useful lives.

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

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation for those specific assets. U.S. Cellular did not materially change the useful lives of its property, plant and equipment in 2008, 2007 or 2006.

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

Quoted market prices in active markets are the best evidence of fair value of a tangible long-lived asset and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique. The use of this technique involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or the use of different valuation methodologies could create materially different results.

Other Assets and Deferred Charges

Other assets and deferred charges primarily represent legal and other charges related to U.S. Cellular's various borrowing instruments, and are amortized over the respective term of each instrument. The amounts for deferred charges included in the Consolidated Balance Sheet at December 31, 2008 and 2007, are shown net of accumulated amortization of $10.9 million and $10.9 million, respectively.

Asset Retirement Obligations

U.S. Cellular accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143") and FASB Interpretation ("FIN") No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"), which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value, and the

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations as a gain or loss.

Treasury Shares

Common Shares repurchased by U.S. Cellular are recorded at cost as treasury shares and result in a reduction of shareholders' equity. Treasury shares are reissued as part of U.S. Cellular's stock-based compensation programs. When treasury shares are reissued, U.S. Cellular determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Additional paid-in capital or Retained earnings.

Revenue Recognition

Revenues from wireless operations consist primarily of:

•
Charges for access, airtime, roaming, long distance, data and other value added services provided to U.S. Cellular's retail customers and to end users through third-party resellers;

•
Charges to carriers whose customers use U.S. Cellular's systems when roaming;

•
Sales of equipment and accessories; and

•
Amounts received from the Universal Service Fund in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier ("ETC").

Revenues related to wireless services are recognized as services are rendered. Revenues billed in advance or in arrears of the services being provided are estimated and deferred or accrued, as appropriate. Sales of equipment and accessories represent a separate earnings process. Revenues from sales of equipment and accessories are recognized when title passes to the agent or end-user customer, usually upon delivery.

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

Activation fees charged with the sale of service only, where U.S. Cellular does not also sell a handset to the end user, are deferred and recognized over the average service period. U.S. Cellular defers recognition of a portion of commission expenses related to activations in the amount of deferred activation fee revenues. This method of accounting provides for matching of revenues from activations to direct incremental costs associated with such activations within each reporting period.

Under EITF Issue 00-21, Accounting for Multiple Element Arrangements ("EITF 00-21"), the activation fee charged with the sale of equipment and service is allocated to the equipment and service based upon the relative fair values of each item. This generally results in the recognition of the activation fee as additional handset revenue at the time of sale.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ETC revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular's designation as an ETC in various states.

Amounts Collected from Customers and Remitted to Governmental Authorities

U.S. Cellular records amounts collected from customers and remitted to governmental authorities net within a tax liability account if the tax is assessed upon the customer and U.S. Cellular merely acts as an agent in collecting the tax on behalf of the imposing governmental authority. If the tax is assessed upon U.S. Cellular, then amounts collected from customers as recovery of the tax are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $146.1 million, $131.2 million and $82.0 million for 2008, 2007 and 2006, respectively. The increase in amounts recorded gross in revenues during 2007 reflected significant growth in the billed revenues upon which the taxes are based as well as an increase in the safe harbor factor prescribed by the FCC that is used to determine the portion of billed revenues that is subject to the federal universal service fund charge.

Advertising Costs

U.S. Cellular expenses advertising costs as incurred. Advertising costs totaled $276.5 million, $229.2 million and $208.6 million for 2008, 2007 and 2006, respectively.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS. U.S. Cellular had a tax receivable balance with TDS of $19.4 million as of December 31, 2008 and a tax payable balance with TDS of $7.7 million as of December 31, 2007.

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

Effective January 1, 2007, U.S. Cellular adopted FASB Interpretation ("FIN") 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). Under FIN 48, U.S. Cellular evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment. U.S. Cellular had previously set up tax accruals, as needed, to cover its potential liability for income tax uncertainties pursuant to SFAS No. 5, Accounting for Contingencies ("SFAS 5").

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

U.S. Cellular has established a long-term incentive plan, an employee stock purchase plan, and a non-employee director compensation plan. Also, U.S. Cellular employees are eligible to participate in the TDS employee stock purchase plan. These plans are described more fully in Note 18—Stock-Based Compensation.

Prior to January 1, 2006, U.S. Cellular accounted for these plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Effective January 1, 2006, U.S. Cellular adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment ("SFAS 123(R)"), using the modified prospective transition method. Under the modified prospective transition method, compensation costs recognized in 2006, 2007 and 2008 include: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

Under SFAS 123(R), the long-term incentive plan, the employee stock purchase plans and the non-employee director compensation plan are considered compensatory plans; therefore, recognition of compensation cost for grants made under these plans is required.

Upon adoption of SFAS 123(R), U.S. Cellular elected to continue to value its share-based payment transactions using a Black-Scholes valuation model, which it previously used for purposes of preparing the pro forma disclosures under SFAS 123. Under the provisions of SFAS 123(R), stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that is ultimately expected to vest. Accordingly, stock-based compensation cost recognized has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures and expected life are estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. U.S. Cellular believes that its historical experience provides the best estimates of future pre-vesting forfeitures and future expected life. The expected volatility assumption is based on the historical volatility of U.S. Cellular's common stock over a period commensurate with expected life. The dividend yield assumption is zero because U.S. Cellular has never paid a dividend and has expressed its intention to retain all future earnings in the business. The risk-free interest rate assumption is determined using the implied yield for zero-coupon U.S. government issues with a remaining term that approximates the expected life of the stock options.

Compensation cost for stock option awards is recognized over the respective requisite service period of the awards, which is generally the vesting period, on a straight-line basis for each separate vesting portion of the awards as if the awards were, in-substance, multiple awards (graded vesting attribution method).

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Upon adoption of SFAS 123(R), U.S. Cellular adopted the "non-substantive vesting method," which requires recognition of the expense related to stock options and restricted stock units granted to retirement-eligible employees over the period of time from the date of grant to the date the award would vest if the employee chose to retire, which generally accelerates the expense for the awards granted to these retirement-eligible employees.

Pension Plan

U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $10.3 million, $8.6 million and $7.8 million in 2008, 2007 and 2006, respectively.

U.S. Cellular also participates in a defined contribution retirement savings plan ("401(k) plan"), sponsored by TDS. Total costs incurred from U.S. Cellular's contributions to the 401(k) plan were $13.9 million, $10.7 million and $9.1 million in 2008, 2007 and 2006.

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

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures related to the use of fair value measures in financial statements. SFAS 157 does not expand the use of fair value measurements in financial statements, but standardizes its definition and guidance in GAAP. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS 157 establishes a fair value hierarchy from observable market data as the highest level to an entity's own fair value assumptions about market participant assumptions as the lowest level. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2, to defer the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. U.S. Cellular adopted SFAS 157 for its financial assets and liabilities effective January 1, 2008 with no material impact on its financial position or results of operations. In October 2008, the FASB issued FSP FAS 157-3 to clarify and demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. As of December 31, 2008, U.S. Cellular did not have any financial assets or liabilities that required the application of SFAS 157 for purposes of reporting such amounts in its Consolidated Balance Sheet. U.S. Cellular adopted SFAS 157 for its nonfinancial assets and liabilities effective January 1, 2009. The provisions of SFAS 157 related to nonfinancial assets and liabilities are applicable to nonrecurring transactions which makes the impact indeterminable until specific transactions occur.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations—a replacement of FASB Statement No. 141 ("SFAS 141(R)"). SFAS 141(R) replaces SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141(R) retains the underlying concept of SFAS 141 in that all business combinations are still required to be accounted for at fair value in accordance with the acquisition method. However, SFAS 141(R) changes the method of applying the acquisition method in a number of significant aspects, such as requiring the expensing of transaction costs and requiring the acquiror to recognize 100% of the acquiree's assets and liabilities, rather than a proportional share, for acquisitions of less than 100% of a business. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109, Accounting for Income Taxes, such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) also would be determined in accordance with the provisions of SFAS 141(R). U.S. Cellular adopted SFAS 141(R) effective January 1, 2009. The provisions of SFAS 141(R) related to business combinations are applicable to nonrecurring transactions which makes the impact on future transactions indeterminable until such transactions occur. Upon its adoption of SFAS 141(R), U.S. Cellular expensed all transaction costs incurred and capitalized in 2008 for any business combination that did not close until after January 1, 2009. This treatment did not have a significant impact on U.S. Cellular's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries—a replacement of ARB No. 51 ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, as amended by SFAS No. 94, Consolidation of All Majority Owned Subsidiaries, to establish new standards that will govern the accounting and reporting of (1) noncontrolling interests (commonly referred to as minority interests) in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. Generally, the adoption of FAS 160 impacts the location of where items are classified in the financial statements rather than the amounts recorded. For instance, SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported in the balance sheet as a component of shareholders' equity. Previously, minority interests generally were reported in the balance sheet as a separate caption between non-current liabilities and shareholders' equity. In addition, SFAS 160 clarifies that consolidated net income should include amounts attributable to both the parent and the noncontrolling interest. Previously, net income attributable to the noncontrolling interest was reported as an expense or other deduction in arriving at consolidated net income. SFAS 160 also establishes that once control of a subsidiary is obtained, changes in ownership interests in that subsidiary that do not result in a loss of control shall be accounted for as equity transactions, not as step acquisitions under SFAS 141. Finally, SFAS 160 clarifies that losses will now be attributed to noncontrolling interest holders even if that means that their equity balances would be reduced to amounts less than zero. Previous accounting rules generally did not allow the equity balance of a noncontrolling interest holder to be reduced to an amount less than zero. The provisions of SFAS 160 are to be applied prospectively beginning January 1, 2009 except for the presentation and disclosure requirements, which will be applied retrospectively to all periods presented in U.S. Cellular's financial statements issued on or after January 1, 2009. U.S. Cellular adopted SFAS 160 effective January 1, 2009. Since U.S. Cellular has significant noncontrolling interests, this standard will affect the presentation and disclosure of U.S. Cellular's noncontrolling interests, but generally not the recorded amount, as discussed in this paragraph.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 expands the disclosure requirements for derivative instruments and hedging activities. The Statement specifically requires entities

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

to provide enhanced disclosures addressing the following: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. U.S. Cellular adopted SFAS 161 effective January 1, 2009, and such adoption will have no impact on its financial statement disclosures.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. U.S. Cellular adopted FSP FAS 142-3 effective January 1, 2009, and such adoption will have no material impact on its financial position or results of operations.

In November 2008, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 08-6, Equity Method Investment Accounting Considerations, EITF Issue No. 08-7, Accounting for Defensive Intangible Assets, and EITF Issue No. 08-8, Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity's Consolidated Subsidiary, to help clarify the application of SFAS 141(R) and SFAS 160. U.S. Cellular adopted the EITF Issues effective January 1, 2009, and such adoption will have no material impact to its financial position or results of operations.

NOTE 2 INVESTMENT GAINS AND LOSSES

Prior to August 7, 2008, U.S. Cellular held 370,882 Common Shares of Rural Cellular Corporation ("RCC"). On August 7, 2008, RCC was acquired by Verizon Wireless, with shareholders of RCC receiving cash of $45 per share in exchange for each RCC share owned. Accordingly, in August 2008, U.S. Cellular received total cash proceeds of $16.7 million, recognized a pre-tax gain of $16.4 million and recorded a current tax liability of $5.8 million related to the exchange. The tax liability was substantially extinguished through 2008 estimated tax payments. As a result of the exchange, U.S. Cellular no longer had any interest in RCC as of December 31, 2008.

Prior to and during May 2007, U.S. Cellular held Vodafone American Depository Receipts ("ADRs") which were obtained in connection with the sale of non-strategic investments. U.S. Cellular entered into a number of variable prepaid forward contracts ("forward contracts") related to the Vodafone ADRs that it held. The forward contracts matured in May 2007. U.S. Cellular settled the forward contracts by delivery of Vodafone ADRs pursuant to the formula in such forward contracts and then disposed of all remaining Vodafone ADRs. U.S. Cellular recognized a pre-tax gain of $131.7 million at the time of delivery and sale of the shares in May 2007. As a result, after this settlement in May 2007, U.S. Cellular no longer owned any Vodafone ADRs and no longer had any liability or other obligations under the related forward contracts.

In 2006 and 2007, prior to the maturity of the forward contracts related to the Vodafone ADRs in May 2007, U.S. Cellular accounted for embedded collars in the forward contracts as derivative instruments under the provisions of SFAS 133. Accordingly, changes in the fair value of the embedded collars were recorded as Fair value adjustment of derivative instruments in the Consolidated Statement of Operations. Such fair value changes resulted in a loss of $5.4 million and $63.0 million in 2007 and 2006, respectively. U.S. Cellular estimated the fair value of the embedded collars by application of the Black-Scholes valuation model.

In October of 2006, U.S. Cellular completed the sale of its interest in Midwest Wireless Communications, LLC ("Midwest Wireless") and recorded a gain of $70.4 million. Additional gains of

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 INVESTMENT GAINS AND LOSSES (Continued)

$6.3 million and $0.3 million were recorded in 2007 and 2008, respectively, in connection with the release of certain proceeds held in escrow at the time of sale. See Note 6—Acquisitions, Divestitures and Exchanges for more information on the disposition of Midwest Wireless.

NOTE 3 INCOME TAXES

Income tax expense charged to Income before income taxes and minority interest is summarized as follows:

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
Current
Federal	$80,558	$223,952	$137,793
State	10,618	19,262	15,756
Deferred
Federal	(54,814)	(31,775)	(39,578)
State	(28,307)	5,272	6,633

	$8,055	$216,711	$120,604

A reconciliation of U.S. Cellular's income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular's effective income tax expense rate is as follows:

	2008		2007		2006
Year Ended December 31,	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense and rate	$23.2	35.0%	$191.3	35.0%	$109.6	35.0%
State income taxes, net of federal benefit	(10.5)	(15.9)	18.4	3.4	14.2	4.5
Effects of minority share of income excluded from consolidated federal income tax return(1)	(4.5)	(6.8)	2.1	0.4	(3.9)	(1.2)
Effects of gains (losses) on investments, sales of assets and impairment of assets	1.3	2.0	—	—	—	—
Resolution of prior period tax issues	(2.1)	(3.1)	0.7	0.1	(0.1)	—
Other	0.7	1.0	4.2	0.8	0.8	0.2

Effective income tax expense and rate	$8.1	12.2%	$216.7	39.7%	$120.6	38.5%

(1)
Minority share of income includes a $4.6 million charge in 2007 related to the write-off of deferred tax assets established in prior years for certain partnerships.

U.S. Cellular's current net deferred tax asset totaled $19.5 million and $18.6 million at December 31, 2008 and 2007, respectively. The 2008 and 2007 current net deferred tax asset primarily represents the deferred tax effects of accrued liabilities and the allowance for doubtful accounts on customer receivables.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3 INCOME TAXES (Continued)

U.S. Cellular's noncurrent deferred income tax assets and liabilities at December 31, 2008 and 2007 and the temporary differences that gave rise to them were as follows:

December 31,	2008	2007
(Dollars in thousands)
Noncurrent deferred tax assets
Net operating loss carryforward ("NOL")	$31,236	$30,126
Other	29,665	32,647

	60,901	62,773
Less valuation allowance	(23,565)	(22,874)

Total noncurrent deferred tax assets	37,336	39,899
Noncurrent deferred tax liabilities
Licenses/intangibles	202,606	286,965
Property, plant and equipment	258,453	216,583
Partnership investments	51,059	85,498
Other	3,324	5,265

Total noncurrent deferred tax liabilities	515,442	594,311

Net noncurrent deferred income tax liability	$478,106	$554,412

At December 31, 2008, U.S. Cellular and certain subsidiaries had $567.3 million of state NOL carryforwards (generating a $27.2 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the losses. The state NOL carryforwards expire between 2009 and 2028. Certain subsidiaries which are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $4.0 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2009 and 2028. A valuation allowance totaling $23.6 million was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

Effective January 1, 2007, U.S. Cellular adopted FIN 48. In accordance with FIN 48, U.S. Cellular recognized a cumulative effect adjustment of $1.3 million, increasing its liability for unrecognized tax benefits, interest and penalties and reducing the January 1, 2007 balance of Retained earnings.

At December 31, 2008, U.S. Cellular had $27.8 million in unrecognized tax benefits which, if recognized, would reduce income tax expense by $15.3 million, net of the federal benefit from state income taxes. At December 31, 2007, U.S. Cellular had $33.9 million in unrecognized tax benefits, which, if recognized, would reduce income tax expense by $16.1 million, net of the federal benefit from state income taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)	2008	2007
Balance at January 1,	$33,890	$25,751
Additions for tax positions of current year	4,858	6,213
Additions for tax positions of prior years	692	2,793
Reductions for tax positions of prior years	(5,320)	(491)
Reductions for settlements of tax positions	(3,177)	(117)
Reductions for lapses in statutes of limitations	(3,157)	(259)

Balance at December 31,	$27,786	$33,890

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3 INCOME TAXES (Continued)

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet.

As of December 31, 2008, U.S. Cellular believes it is reasonably possible that unrecognized tax benefits could change in the next twelve months. The nature of the uncertainty relates to the exclusion of certain transactions from state income taxes due primarily to anticipated closure of state income tax audits and the expiration of statutes of limitation. It was anticipated that these events could reduce unrecognized tax benefits in the range of $0.2 million to $3.4 million.

U.S. Cellular recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The amounts charged to income tax expense totaled $4.4 million and $2.6 million in 2008 and 2007, respectively. Accrued interest and penalties were $13.2 million and $8.8 million at December 31, 2008 and 2007, respectively.

U.S. Cellular is included in TDS' consolidated federal income tax return. U.S. Cellular also files various state and local income tax returns. With few exceptions, U.S. Cellular is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2002. TDS' consolidated federal income tax returns for the years 2002 - 2007, which include U.S. Cellular, are currently under examination by the Internal Revenue Service. Also, certain of U.S. Cellular's state income tax returns are under examination by various state taxing authorities.

NOTE 4 VARIABLE INTEREST ENTITIES

From time to time, the FCC conducts auctions through which additional spectrum is made available for the provision of wireless services. U.S. Cellular participated in spectrum auctions indirectly through its interests in Aquinas Wireless L.P. ("Aquinas Wireless"), King Street Wireless L.P. ("King Street Wireless"), Barat Wireless L.P. ("Barat Wireless") and Carroll Wireless L.P. ("Carroll Wireless"), collectively, the "limited partnerships." Each entity qualified as a "designated entity" and thereby was eligible for bid credits with respect to licenses purchased in accordance with the rules defined by the FCC for each auction. In most cases, the bidding credits resulted in a 25% discount from the gross winning bid. Some licenses were "closed licenses," for which no credit was received, but bidding was restricted to bidders qualifying as "entrepreneurs," which are small businesses that have a limited amount of assets and revenues.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 VARIABLE INTEREST ENTITIES (Continued)

A summary of the auctions in which each entity participated and the auction results for each of these entities are shown in the table below.

	FCC Auction	Auction End Date	Date Applications Granted by FCC	Number of Licenses Won
Aquinas Wireless	78	August 20, 2008	(1)	5	(2)
King Street Wireless	73	March 20, 2008	(1)	152	(2)
Barat Wireless	66	September 18, 2006	April 30, 2007	17
Carroll Wireless	58	February 15, 2005	January 6, 2006	16

  (1)
  Licenses have not yet been granted by the FCC for Auctions 78 and 73 at December 31, 2008.

  (2)
  Provisionally won.

Although the bidding in Auction 73 and Auction 78 has ended, the FCC has granted only a few of the licenses to winning bidders. There is no prescribed timeframe for the FCC to review the qualifications of the various winning bidders and grant licenses.

Consolidated Variable Interest Entities

As of December 31, 2008, U.S. Cellular consolidates the following variable interest entities ("VIEs"):

•
Aquinas Wireless;

•
King Street Wireless and King Street Wireless, Inc., the general partner of King Street Wireless;

•
Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless; and

•
Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless.

FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 ("FIN 46(R)"), establishes certain criteria for consolidation when voting control is not present. Specifically, for a variable interest entity, as such term is defined by FIN 46(R), an entity, referred to as the primary beneficiary, that absorbs a majority of the variable interest entity's expected gains or losses is required to consolidate such a variable interest entity. U.S. Cellular holds a variable interest in the entities listed above due to capital contributions and/or advances it has provided to these entities. Given the significance of these contributions and/or advances in relation to the equity investment at risk, U.S. Cellular was deemed to be the primary beneficiary of these VIEs. Without financial support from U.S. Cellular, these VIEs are unable to finance their operations (i.e., participate in FCC auctions and construct wireless networks). Accordingly, these VIEs are consolidated pursuant to FIN 46(R) because U.S. Cellular anticipates benefiting from or absorbing a majority of these VIEs' expected gains or losses.

Following is a summary of the capital contributions and advances made to each entity by U.S. Cellular:

As of December 31, 2008	Capital Contributions and Advances(1)
(Dollars in millions)
Aquinas Wireless	$2.1
King Street Wireless & King Street Wireless, Inc.	300.5
Barat Wireless & Barat Wireless, Inc.	127.3
Carroll Wireless & Carroll PCS, Inc.	130.1

$560.0

(1)
Excludes funds provided to these entities solely from shareholder of the general partner.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 VARIABLE INTEREST ENTITIES (Continued)

The following table presents the classification of the consolidated VIEs' assets and liabilities in U.S. Cellular's Consolidated Balance Sheet:

December 31,	2008	2007
(Dollars in thousands)
Assets
Cash	$684	$91
Licenses	487,962	256,836

Total assets	$488,646	$256,927

Liabilities
Unearned revenues	63	13

Total liabilities	$63	$13

Non-consolidated VIE

U.S. Cellular has a variable interest in Aquinas Wireless, Inc., the general partner of Aquinas Wireless, as a result of providing a loan of $18,000 to Aquinas Wireless, Inc. Considering the relative insignificance of such loan in relation to the amount of Aquinas Wireless, Inc.'s equity investment at risk, it was determined that U.S. Cellular is not the primary beneficiary of this entity. Accordingly, this variable interest entity is not consolidated into U.S. Cellular's financial statements because U.S. Cellular does not anticipate benefiting from or absorbing a majority of this VIE's expected gains or losses.

U.S. Cellular's loan of $18,000 to Aquinas Wireless, Inc. represented U.S. Cellular's maximum exposure to loss from its relationship with Aquinas Wireless, Inc. as of December 31, 2008. This amount was included in Other current assets in U.S. Cellular's Consolidated Balance Sheet as of December 31, 2008.

Other Related Matters

U.S. Cellular may agree to make additional capital contributions and/or advances to the VIEs discussed above and/or to their general partners to provide additional funding for the development of licenses granted in the various auctions. U.S. Cellular may finance such amounts with a combination of cash on hand, borrowings under its revolving credit agreement and/or long-term debt. There is no assurance that U.S. Cellular will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The general partner of each of these consolidated and non-consolidated VIEs has the right to manage and operate the limited partnerships; however, the general partner needs consent of the limited partner, a subsidiary of U.S. Cellular, in certain limited circumstances, such as to make certain large expenditures, admit other partners, or liquidate the limited partnerships.

The limited partnership agreements also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnerships. The general partner's put options related to its interests in Carroll Wireless and Barat Wireless will become exercisable in 2011 and 2017, respectively. The exercise dates of the put options related to the general partner's interests in King Street Wireless and Aquinas Wireless are not yet fixed and are subject to the timing of future events as defined in the terms of the respective limited partnership agreements. The put option price is determined pursuant to a formula that takes into consideration fixed interest rates and the market value of U.S. Cellular's Common Shares. Upon exercise of the put option, the general partner is required to repay borrowings due to U.S. Cellular. If the general partner does not elect to exercise its put option, the general partner may trigger an appraisal process in which the limited partner (a subsidiary of U.S. Cellular) may have the right, but not the obligation, to

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 VARIABLE INTEREST ENTITIES (Continued)

purchase the general partner's interest in the limited partnership at a price and on other terms and conditions specified in the limited partnership agreement. In accordance with EITF Issue D-98, Classification and Measurement of Redeemable Securities, U.S. Cellular calculates a theoretical redemption value for all of the puts assuming they are exercisable at the end of each reporting period, even though such exercise is not contractually permitted. This theoretical redemption value, net of amounts payable to U.S. Cellular for loans (and accrued interest thereon) made by U.S. Cellular to the general partners, is recorded as a component of Minority Interest in U.S. Cellular's Consolidated Balance Sheet. Changes in the redemption value of the put options, net of interest accrued on the loans, are recorded as a component of Minority share of income.

These consolidated and non-consolidated VIEs are in the process of developing long-term business and financing plans. These entities were formed to participate in FCC auctions of wireless spectrum and to fund, establish, and provide wireless service with respect to any FCC licenses won in the auctions. As such, these entities have risks similar to those described in the "Risk Factors" in the U.S. Cellular's Annual Report on Form 10-K.

NOTE 5 EARNINGS PER SHARE

Basic earnings per share is computed by dividing Net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing Net income by the weighted average number of common shares adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities include incremental shares issuable upon exercise of outstanding stock options and the vesting of restricted stock units.

The amounts used in computing Earnings per Common and Series A Common Share and the effect of potentially dilutive securities on the weighted average number of Common and Series A Common Shares are as follows:

Year ended December 31,	2008	2007	2006
(Dollars and shares in thousands, except earnings per share)
Net income	$32,990	$314,734	$179,490

Weighted average number of shares used in basic earnings per share	87,457	87,730	87,346
Effect of dilutive securities:
Stock options(1)	150	569	633
Restricted stock units(2)	147	182	130

Weighted average number of shares used in diluted earnings per share	87,754	88,481	88,109

Basic earnings per share	$0.38	$3.59	$2.05

Diluted earnings per share	$0.38	$3.56	$2.04

(1)
Stock options exercisable into 1,102,551 Common Shares in 2008, 2,506 Common Shares in 2007 and 188,749 Common Shares in 2006 were not included in computing Diluted earnings per share because their effects were antidilutive.

(2)
Restricted stock units exercisable into 176,023 Common Shares in 2008 were not included in computing Diluted earnings per share because their effects were antidilutive.

The 2007 weighted average number of shares used in computing Diluted earnings per share does not include the impact of the unsettled accelerated share repurchases ("ASR") at December 31, 2007 because the effects were antidilutive. See Note 17—Common Shareholders' Equity for a discussion of U.S. Cellular's purchase of its Common Shares from an investment banking firm pursuant to ASR transactions.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

2008 Activity

Significant Transactions Pending as of December 31, 2008:

In October 2008, U.S. Cellular entered into an agreement to acquire six 12 megahertz Block C licenses in the lower 700 megahertz band of the wireless spectrum covering portions of three states (Kansas, Missouri and Oklahoma) for $9.0 million in cash. This transaction closed in January 2009.

A FCC auction of spectrum in the PCS and AWS-1 bands, designated by the FCC as Auction 78, began on August 13, 2008 and closed August 20, 2008. U.S. Cellular participated in Auction 78 indirectly through its interest in Aquinas Wireless. Aquinas Wireless paid $2.1 million to the FCC for five licenses for which it was the provisional winning bidder in the auction.

U.S. Cellular also participated in the 2008 FCC auction of spectrum in the 700 megahertz band, known as Auction 73, which closed on March 20, 2008. U.S. Cellular participated in Auction 73 indirectly through its interest in King Street Wireless. King Street Wireless paid $300.5 million to the FCC for the 152 licenses for which it was the provisional winning bidder in the auction.

There is no prescribed timeframe for the FCC to review the qualifications of the various winning bidders and grant licenses related to Auctions 78 and 73. As of December 31, 2008, the FCC had not granted the licenses to Aquinas Wireless or King Street Wireless. See Note 4—Variable Interest Entities, for further details on Aquinas Wireless and King Street Wireless and the licenses acquired in Auctions 78 and 73.

Significant Transactions Completed as of December 31, 2008:

In December 2008, as a result of two acquisitions, U.S. Cellular purchased seven 12 megahertz Block C licenses in the Lower 700 megahertz band of the wireless spectrum in the state of Missouri for $19.6 million in cash.

In May 2008, U.S. Cellular acquired the remaining 50%-ownership interest of North Carolina RSA 1 Partnership, a wireless market operator in which U.S. Cellular had previously owned a 50% non-operating, unconsolidated interest, for $6.9 million in cash.

In March 2008, U.S. Cellular acquired six 12 megahertz Block C licenses in the Lower 700 megahertz band of the wireless spectrum in Maine for $5.0 million in cash.

In October 2006, U.S. Cellular's interest in Midwest Wireless Communications, LLC was sold to Alltel Corporation. In connection with the sale, U.S. Cellular became entitled to receive approximately $106.0 million in cash. Of this amount, $95.1 million was distributed upon closing and $10.9 million was held in escrow to secure certain true-up, indemnification and other possible adjustments; the funds held in escrow were to be distributed in installments over a period of four to fifteen months following the closing. U.S. Cellular received $6.6 million and $4.3 million of funds from the escrow, plus interest of $0.2 million and $0.3 million, in 2008 and 2007, respectively.

In November 2007, U.S. Cellular entered into an exchange agreement with Sprint Nextel Corporation which provided for U.S. Cellular to receive personal communication service ("PCS") spectrum in eight licenses covering portions of Oklahoma, West Virginia, Maryland and Iowa, in exchange for U.S. Cellular delivering PCS spectrum in eight licenses covering portions of Illinois. In connection with the exchange, U.S. Cellular recognized a pre-tax loss of $20.8 million during the fourth quarter of 2007. This transaction

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

closed on March 19, 2008. The loss from the exchange was included in Loss on impairment of intangible assets in the Consolidated Statement of Operations.

U.S. Cellular's aggregate acquisitions for the year ended December 31, 2008 and the allocation of the purchase price for these acquisitions were as follows:

		Allocation of Purchase Price
(Dollars in thousands)	Purchase price(1)	Goodwill(2)	Licenses	Customer lists	Net tangible assets/(liabilities)
Auction 73 licenses(3)	$300,479	$—	$300,479	$—	$—
Missouri licenses	19,575	—	19,575	—	—
North Carolina RSA 1 partnership	6,900	1,632	4,180	81	1,007
Maine licenses	5,000	—	5,000	—	—
Other	10,017	1,331	8,388	964	(666)

Total	$341,971	$2,963	$337,622	$1,045	$341

(1)
An aggregate of $0.3 million is recorded as a component of Other current liabilities in U.S. Cellular's December 31, 2008 Consolidated Balance Sheet.

(2)
$1.6 million of the goodwill is deductible for tax purposes.

(3)
Includes licenses to be granted with respect to Auction 73 to King Street Wireless, L.P ("King Street Wireless"). U.S. Cellular consolidates King Street Wireless for financial statement purposes pursuant to the guidelines of FIN 46(R) because U.S. Cellular anticipates benefiting from or absorbing a majority of King Street Wireless' expected gains or losses.

2007 Activity

In February 2007, U.S. Cellular purchased 100% of the membership interests of Iowa 15 Wireless, LLC and obtained a 25 megahertz FCC license to provide wireless service in Iowa RSA 15 for $18.3 million in cash. This acquisition increased investments in Licenses, Goodwill and Customer lists by $7.9 million, $5.9 million and $1.6 million, respectively. The goodwill of $5.9 million was deductible for income tax purposes.

U.S. Cellular also executed other relatively insignificant acquisitions during 2007. In aggregate, the 2007 acquisitions, divestitures and exchanges increased Licenses by $11.1 million, Goodwill by $5.9 million and Customer lists by $1.6 million.

2006 Activity

U.S. Cellular participated in the 2006 FCC auction of wireless spectrum, designated by the FCC as Auction 66, indirectly through its interest in Barat Wireless. Barat Wireless won seventeen licenses for which it had bid $127.1 million, net of its bid credit. See Note 4—Variable Interest Entities, for further details on Barat Wireless and the licenses acquired in Auction 66.

In October 2006, U.S. Cellular sold its interest in Midwest Wireless Communications, LLC to Alltel Corporation. U.S. Cellular received $95.1 million in cash upon closing of the sale. The remaining sale proceeds were distributed in 2008 and 2007, as discussed above.

In April 2006, U.S. Cellular purchased the remaining ownership interest in Tennessee RSA 3, in which it had previously owned a 16.7% interest, for approximately $18.9 million in cash. This acquisition increased investments in Licenses, Goodwill and Customer lists by $5.6 million, $4.1 million and $2.0 million, respectively. The $4.1 million of goodwill was not deductible for income tax purposes.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

In aggregate, the 2006 acquisitions, divestitures and exchanges increased Licenses by $132.7 million, Goodwill by $4.1 million and Customer lists by $2.0 million.

Unaudited pro forma financial information related to U.S. Cellular's 2008 acquisitions has not been presented because the financial statement impact of these acquisitions, individually and in the aggregate, was not material to U.S. Cellular's consolidated results of operations for 2008.

NOTE 7 LICENSES AND GOODWILL

Changes in U.S. Cellular's licenses and goodwill are presented below. See Note 6—Acquisitions, Divestitures and Exchanges for information regarding transactions which affected licenses and goodwill during the periods.

Year Ended December 31,	2008	2007
(Dollars in thousands)
Licenses
Balance, beginning of year	$1,482,446	$1,494,327
Acquisitions	337,622	11,096
Impairments	(386,653)	(22,977)

Balance, end of year	$1,433,415	$1,482,446

Year Ended December 31,	2008	2007
(Dollars in thousands)
Goodwill
Balance, beginning of year	$491,316	$485,452
Acquisitions	2,963	5,864

Balance, end of year	$494,279	$491,316

U.S. Cellular performs the required annual impairment assessment of its licenses and goodwill in the second quarter of the year. U.S. Cellular did not recognize an impairment of licenses or goodwill as a result of its annual impairment tests in the second quarter of 2008. As a result of the further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, U.S. Cellular performed another impairment assessment of licenses and goodwill as of December 31, 2008. Such impairment assessment considered the recent economic events, and resulted in the application of a higher discount rate when projecting future cash flows and lower than previously projected earnings in the wireless industry.

The following were the results of such impairment tests at December 31, 2008:

•
The estimated fair value of the U.S. Cellular reporting units exceeded their corresponding carrying values and, accordingly, goodwill within these reporting units was not deemed to be impaired.

•
The estimated fair value of certain licenses was less than their corresponding carrying values and, as a result, an impairment loss of $386.7 million was recognized. Of this amount, $330.6 million relates to licenses in developed operating markets, and $56.1 million relates to licenses that are not being utilized.

See Note 1—Summary of Significant Accounting Policies for additional information on the methodology used to evaluate licenses and goodwill.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7 LICENSES AND GOODWILL (Continued)

During 2007, U.S. Cellular recognized a $2.1 million impairment loss as a result of its annual impairment assessment in the second quarter of 2007. In addition, U.S. Cellular recognized an impairment of licenses of $20.8 million in the fourth quarter of 2007 in conjunction with an exchange of licenses with Sprint Nextel. See Note 6—Acquisitions, Divestitures and Exchanges for more information related to the Sprint Nextel exchange.

NOTE 8 CUSTOMER LISTS

Customer lists, which are intangible assets resulting from acquisitions of wireless markets, are amortized based on estimated customer retention periods reflecting historical experience. Amortization expense is determined using the double-declining balance method in the first year, switching to the straight-line method over the remainder of the estimated retention period. U.S. Cellular reviews its customer lists periodically to ensure that they are being amortized over periods which represent the actual retention periods for the acquired customers.

The changes in the customer lists during 2008 and 2007 were as follows:

Year Ended December 31,	2008	2007
(Dollars in thousands)
Balance, beginning of period	$15,375	$26,196
Acquisitions	1,045	1,560
Impairment	—	(1,947)
Amortization	(7,484)	(10,434)

Balance, end of period	$8,936	$15,375

In 2007, it was determined that the carrying value of certain customer list balances exceeded their estimated fair values and an impairment loss of $1.9 million was recorded. The loss was included in Loss on impairment of intangible assets in the Consolidated Statement of Operations. Fair values were determined based upon a present value analysis of expected future cash flows and customer churn rates.

Based on the Customer lists balance as of December 31, 2008, amortization expense for the years 2009-2013 is expected to be $4.9 million, $3.3 million, $0.4 million, $0.2 million and $0.1 million, respectively.

NOTE 9 MARKETABLE EQUITY SECURITIES

Information regarding U.S. Cellular's marketable equity securities and unrealized gains on marketable equity securities is summarized below:

Year Ended December 31,	2008	2007
(Dollars in thousands)
Rural Cellular Corporation—0 and 370,882 Common Shares, respectively	$—	$16,352
Accounting cost basis	—	(334)

Gross unrealized holding gains	—	16,018
Deferred income tax liability	—	(5,884)

Net unrealized holding gains	$—	$10,134

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9 MARKETABLE EQUITY SECURITIES (Continued)

See Note 2—Investment Gains and Losses for details on the disposition of Rural Cellular Corporation Common Shares during 2008.

NOTE 10 INVESTMENT IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities which are accounted for using either the equity or cost method as shown in the following table:

December 31,	2008	2007
(Dollars in thousands)
Equity method investments:
Capital contributions, loans and advances	$21,857	$23,521
Goodwill	1,171	966
Cumulative share of income	671,204	587,791
Cumulative share of distributions	(539,206)	(456,196)

	155,026	156,082
Cost method investments	1,611	1,611

Total investments in unconsolidated entities	$156,637	$157,693

Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments.

Equity in earnings of unconsolidated entities totaled $92.0 million, $90.0 million and $93.1 million in 2008, 2007 and 2006, respectively; of those amounts, U.S. Cellular's investment in the Los Angeles SMSA Partnership ("LA Partnership") contributed $66.1 million, $71.2 million and $62.3 million in 2008, 2007 and 2006, respectively. U.S. Cellular held a 5.5% ownership interest in the LA Partnership throughout and at the end of each of these years.

The following table summarizes the combined assets, liabilities and equity, and the combined results of operations of U.S. Cellular's equity method investments:

December 31,	2008	2007
(Dollars in thousands)
Assets
Current	$396,000	$401,000
Due from affiliates	417,000	429,000
Property and other	1,935,000	1,886,000

	$2,748,000	$2,716,000

Liabilities and Equity
Current liabilities	$240,000	$239,000
Deferred credits	74,000	97,000
Long-term debt	28,000	12,000
Long-term capital lease obligations	50,000	48,000
Partners' capital and shareholders' equity	2,356,000	2,320,000

	$2,748,000	$2,716,000

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10 INVESTMENT IN UNCONSOLIDATED ENTITIES (Continued)

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
Results of Operations
Revenues	$4,764,000	$4,498,000	$4,193,000
Operating expenses	3,358,000	3,076,000	2,903,000

Operating income	1,406,000	1,422,000	1,290,000
Other income, net	27,000	32,000	54,000

Net income	$1,433,000	$1,454,000	$1,344,000

NOTE 11 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, and related accumulated depreciation, as of December 31, 2008 and 2007 were as follows:

December 31,	Useful Lives (Years)	2008	2007
(Dollars in thousands)
Land	N/A	$26,045	$25,359
Buildings	20	275,307	254,650
Leasehold improvements	1-30	905,936	824,206
Cell site equipment	6-25	2,567,271	2,374,769
Switching equipment	1-8	877,664	803,908
Office furniture and equipment	3-5	527,592	441,762
Other operating equipment	5-25	302,640	271,941
System development	3-7	259,860	250,350
Work in process	N/A	142,068	162,170

		5,884,383	5,409,115
Accumulated depreciation		(3,264,007)	(2,814,019)

		$2,620,376	$2,595,096

Depreciation expense totaled $550.1 million, $543.1 million and $497.1 million in 2008, 2007 and 2006, respectively. Amortization expense on system development costs totaled $11.2 million, $15.9 million and $27.9 million in 2008, 2007 and 2006, respectively.

In 2008, 2007 and 2006, Loss on asset disposals, net included charges of $23.4 million, $19.4 million and $19.6 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service. In 2007, U.S. Cellular conducted a physical inventory of its significant cell site and switching assets. As a result, Loss on asset disposals, net also included a charge of $14.6 million in 2007 reflecting the results of the physical inventory and related valuation and reconciliation.

NOTE 12 ASSET RETIREMENT OBLIGATIONS

U.S. Cellular is subject to asset retirement obligations associated with its leased cell sites, switching office sites, retail store sites and office locations. Asset retirement obligations generally include obligations to restore leased land and retail store and office premises to their pre-lease conditions. These obligations are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

During the third quarters of 2008 and 2007, U.S. Cellular performed its annual review of the assumptions and estimated costs related to its asset retirement obligations. The results of the reviews (identified as

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12 ASSET RETIREMENT OBLIGATIONS (Continued)

"Revisions in estimated cash outflows") and other changes in asset retirement obligations during 2008 and 2007 were as follows:

(Dollars in thousands)	2008	2007
Balance, beginning of period	$126,844	$127,639
Additional liabilities accrued	5,310	5,974
Revisions in estimated cash outflows	8,321	(15,331)
Acquisition of assets	419	348
Disposition of assets	(1,224)	(555)
Accretion expense	9,312	8,769

Balance, end of period	$148,982	$126,844

NOTE 13 NOTES PAYABLE

U.S. Cellular has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase common shares. Proceeds from the sale of long-term debt from time to time have been used to reduce such short-term debt. Proceeds from the sale of non-strategic wireless and other investments from time to time also have been used to reduce short-term debt.

U.S. Cellular has a $700.0 million revolving credit facility available for general corporate purposes. At December 31, 2008, there were no outstanding borrowings and $0.3 million of outstanding letters of credit, leaving $699.7 million available for use. Borrowings under the revolving credit facility bear interest at the London Interbank Offered Rate ("LIBOR") plus a contractual spread based on U.S. Cellular's credit rating. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2008, the one-month LIBOR was 0.44% and the contractual spread was 60 basis points. If U.S. Cellular provides less than two days' notice of intent to borrow, interest on borrowings is the prime rate less 50 basis points (the prime rate was 3.25% at December 31, 2008). This credit facility expires in December 2009. In 2008, U.S. Cellular paid fees at an aggregate annual rate of 0.25% of the total facility. These fees totaled $1.7 million, $2.8 million, and $2.3 million in 2008, 2007, 2006, respectively.

Information concerning notes payable under this revolving credit facility is shown in the table below:

Year Ended December 31,	2008	2007
(Dollars in thousands)
Balance at the end of the year	$—	$—
Weighted average interest rate at the end of the year	N/A	N/A
Maximum amount outstanding during the year	$100,000	$60,000
Average amount outstanding during the year(1)	$20,833	$20,000
Weighted average interest rate during the year(1)	3.38%	6.03%

    (1)
    The average was computed based on month-end balances.

U.S. Cellular's interest cost on its revolving credit facility is subject to increase if its current credit rating from Standard & Poor's Rating Service and/or Moody's Investors Service was lowered and is subject to decrease if the rating was raised. The credit facility would not cease to be available or accelerate solely as a result of a downgrade in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew the existing credit facility or obtain access to new credit facilities in the future.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13 NOTES PAYABLE (Continued)

The maturity date of any borrowings under U.S. Cellular's revolving credit facility would accelerate in the event of a change in control.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries. U.S. Cellular believes it was in compliance as of December 31, 2008 with all covenants and other requirements set forth in its revolving credit facility. There were no intercompany loans at December 31, 2008 or 2007.

NOTE 14 LONG-TERM DEBT

Long-term debt at December 31, 2008 and 2007 was as follows:

December 31,	2008	2007
(Dollars in thousands)
6.7% senior notes maturing in 2033	$544,000	$544,000
Unamortized discount	(11,252)	(11,707)

	532,748	532,293
7.5% senior notes maturing in 2034	330,000	330,000
8.75% senior notes maturing in 2032	130,000	130,000
Obligation on capital leases	4,146	—
Other 9.0% due in 2009	10,000	10,000

Total Long-term debt	1,006,894	1,002,293
Less: Current portion of long-term debt	10,258	—

Total Long-term debt, excluding current portion	$996,636	$1,002,293

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

The 8.75% senior notes are due November 1, 2032. Interest is paid quarterly. U.S. Cellular may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount redeemed plus accrued interest.

General

The covenants of the long-term debt obligations place certain restrictions on U.S. Cellular, including restrictions on the ability of its subsidiaries, subject to certain exclusions, to incur additional liens, enter into sale and leaseback transactions, and sell, consolidate or merge assets.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14 LONG-TERM DEBT (Continued)

U.S. Cellular's long-term debt indentures do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future.

The annual requirements for principal payments on long-term debt over the next five years are $10.3 million in 2009. No principal payments, excluding capital lease obligations, are required in the years 2010 through 2013.

NOTE 15 FINANCIAL INSTRUMENTS

Financial instruments at December 31, 2008 and 2007 were as follows:

	2008		2007
December 31,	Book Value	Fair Value	Book Value	Fair Value
(Dollars in thousands)
Cash and cash equivalents	$170,996	$170,996	$204,533	$204,533
Current portion of long-term debt(1)	10,000	9,887	—	—
Long-term debt(1)	992,748	663,432	1,002,293	888,807

  (1)
  Excludes capital lease obligations

The book value of cash and cash equivalents approximates the fair value due to the short-term nature of these financial instruments. The fair value of U.S. Cellular's current portion of long-term debt, excluding capital lease obligations, was estimated using a discounted cash flow analysis. The fair value of U.S. Cellular's long-term debt, excluding capital lease obligations, was estimated using market prices for the 7.5% senior notes, the 8.75% senior notes and discounted cash flow analysis for the remaining debt. The computation of these fair values at December 31, 2008 is consistent with the guidance and framework set forth in SFAS 157.

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

Lease Commitments

U.S. Cellular is a party to various lease agreements, both as lessee and lessor, for office space, retail store sites, cell sites and equipment which are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured are included

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 COMMITMENTS AND CONTINGENCIES (Continued)

in determining the lease term. Any rent abatements or lease incentives, in addition to fixed rental increases, are included in the calculation of rent expense and calculated on a straight-line basis over the defined lease term.

U.S. Cellular accounts for certain lease agreements as capital leases. The short- and long-term portions of capital lease obligations totaled $0.3 million and $3.9 million, respectively, as of December 31, 2008, and $0.5 million and $1.3 million, respectively, as of December 31, 2007. The short- and long-term portions of capital lease obligations are included in Current portion of long-term debt and Long-term debt in the Consolidated Balance Sheet.

As of December 31, 2008, future minimum rental payments required under operating and capital leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year were as follows:

(Dollars in thousands)	Operating Leases— Future Minimum Rental Payments	Operating Leases— Future Minimum Rental Receipts	Capital Leases— Future Minimum Rental Payments
2009	$128,565	$27,486	$628
2010	113,364	22,857	470
2011	96,624	17,307	486
2012	74,010	11,616	501
2013	56,382	4,583	513
Thereafter	519,364	1,287	6,013

Total	$988,309	$85,136	8,611

Less: Amount representing interest expense			(4,465)

Present value of minimum lease payments			4,146
Less current portion of obligations under capital leases			(258)

Long-term portion of obligations under capital leases			3,888

Rent expense totaled $139.6 million, $130.2 million and $116.1 million in 2008, 2007 and 2006, respectively. Rent revenue totaled $26.8 million, $23.8 million and $24.1 million in 2008, 2007 and 2006, respectively.

Indemnifications

U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. These agreements include certain asset sales and financing with other parties. The terms of the indemnification vary by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific; however, these agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from any litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 COMMITMENTS AND CONTINGENCIES (Continued)

Legal Proceedings

The United States Department of Justice ("DOJ") has notified U.S. Cellular and its parent, TDS, that each is a named defendant in a civil action brought by a private party in the U.S. District Court for the District of Columbia under the "qui tam" provisions of the federal False Claims Act. TDS and U.S. Cellular were advised that the complaint seeks return of approximately $165 million of bid credits from certain FCC auctions and requests treble damages. The complaint remains under seal pending the DOJ's consideration as to whether to intervene in the proceeding. The DOJ has not yet made any decision as to whether it will intervene. However, as a result of the complaint, the DOJ is investigating TDS' and U.S. Cellular's participation in certain spectrum auctions conducted by the FCC between 2005 and 2008, through Carroll Wireless, L.P., Barat Wireless, L.P., and King Street Wireless, L.P. These limited partnerships were winning bidders in Auction 58, Auction 66, and Auction 73, respectively, and received a 25% bid credit in the applicable auction price under FCC rules. The DOJ is investigating whether these limited partnerships qualified for the 25% bid credit in auction price considering their arrangements with TDS and U.S. Cellular. TDS and U.S. Cellular are cooperating with the DOJ's review. TDS and U.S. Cellular believe that U.S. Cellular's arrangements with these limited partnerships and the limited partnerships' participation in the FCC auctions complied with applicable law and FCC rules and each of TDS and U.S. Cellular intends to vigorously defend itself against any claim that it violated applicable law or FCC rules. At this time, U.S. Cellular cannot predict the outcome of this review or any proceeding.

U.S. Cellular is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. If U.S. Cellular believes that a loss arising from such legal proceedings is probable and can be reasonably estimated, an amount is accrued in the financial statements for the estimated loss. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements.

Mandatorily Redeemable Minority Interest in Subsidiaries

Under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS 150"), certain minority interests in consolidated entities with finite lives may meet the standard's definition of a mandatorily redeemable financial instrument and thus require reclassification as liabilities and re-measurement at the estimated amount of cash that would be due and payable to settle such minority interests under the applicable entity's organization agreement assuming an orderly liquidation of the finite-lived entity, net of estimated liquidation costs (the "settlement value"). U.S. Cellular's consolidated financial statements include certain minority interests that meet the standard's definition of mandatorily redeemable financial instruments. These mandatorily redeemable minority interests represent interests held by third parties in consolidated partnerships and limited liability companies ("LLCs"), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the minority interest holders and U.S. Cellular in accordance with the respective partnership and LLC agreements. The termination dates of U.S. Cellular's mandatorily redeemable minority interests range from 2042 to 2107.

The settlement value of U.S. Cellular's mandatorily redeemable minority interests was estimated to be $149.9 million at December 31, 2008. This represented the estimated amount of cash that would be due and payable to settle these minority interests assuming an orderly liquidation of the finite-lived

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 COMMITMENTS AND CONTINGENCIES (Continued)

consolidated partnerships and LLCs on December 31, 2008, net of estimated liquidation costs. This amount is being disclosed pursuant to the requirements of FSP No. FAS 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under SFAS 150. U.S. Cellular has no current plans or intentions to liquidate any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the minority interests in finite-lived consolidated partnerships and LLCs at December 31, 2008 was $55.3 million, and was included in Minority interest in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of the mandatorily redeemable minority interests of $94.6 million was due primarily to the unrecognized appreciation of the minority interest holders' share of the underlying net assets in the consolidated partnerships and LLCs. Neither the minority interest holders' share, nor U.S. Cellular's share of the appreciation of the underlying net assets of these subsidiaries was reflected in the consolidated financial statements. The estimate of settlement value was based on certain factors and assumptions which are based on judgment. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount.

NOTE 17 COMMON SHAREHOLDERS' EQUITY

Employee Benefit Plans

The following table summarizes Common Shares issued, including reissued Treasury Shares, for the employee benefit plans:

Year Ended December 31,	2008	2007
Employee stock options and awards	253,390	871,493
Employee stock purchase plan	30,177	9,154

	283,567	880,647

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

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2008, a majority of U.S. Cellular's Common Shares and all of U.S. Cellular's outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

Prior to November 18, 2008, the Board of Directors of U.S. Cellular had authorized the repurchase of up to 1% of the outstanding U.S. Cellular Common Shares held by non-affiliates in each three month period, primarily for use in employee benefit plans (the "Limited Authorization"). On November 18, 2008, the Board of Directors of U.S. Cellular amended the Limited Authorization to permit the repurchase of up to

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 COMMON SHAREHOLDERS' EQUITY (Continued)

5% of the outstanding U.S. Cellular Common Shares held by persons other than TDS affiliates in each twelve month period. This authorization does not have an expiration date.

During 2008, U.S. Cellular repurchased 600,000 Common Shares for $32.9 million, or an average of $54.87 per Common Share. As of December 31, 2008, the number of additional Common Shares that U.S. Cellular could have purchased during the twelve-months then ended pursuant to the Limited Authorization was 225,000.

In addition to U.S. Cellular's Limited Authorization discussed above, on March 6, 2007, the Board of Directors of U.S. Cellular authorized the repurchase of up to 500,000 Common Shares of U.S. Cellular from time to time through open market purchases, block transactions, private transactions or other methods (the "Additional Authorization").

During 2007, U.S. Cellular purchased 1,006,000 Common Shares from an investment banking firm in private accelerated share repurchase ("ASR") transactions dated April 4, July 10, and October 25, 2007. These purchases consisted of 506,000 shares under the Limited Authorization and 500,000 shares under the Additional Authorization. Activity related to these purchases is detailed in the table below.

(Dollars in thousands, except per share amounts)	April 4, 2007	July 10, 2007	October 25, 2007	Total
Number of shares purchased	670,000	168,000	168,000	1,006,000
ASR transactions
Initial purchase price paid to investment banking firm	$49,057	$16,145	$16,215	$81,417
Weighted average price per share	$73.22	$96.10	$96.52	$80.93
ASR settlements
Additional amount paid to (received from) investment banking firm(1)	$6,485	$(2,080)	$(2,474)	$1,931
Final total cost of shares, including discount and commission	$55,542	$14,065	$13,741	$83,348
Final weighted average price per share	$82.90	$83.72	$81.79	$82.85

(1)
The cash settlements with the investment banking firm occurred in December 2007 for the April 4, 2007 ASRs and in January 2008 for the July 10, 2007, and October 25, 2007 ASRs. These cash settlements, consisting of an additional payment of $6.5 million in 2007 and a refund of $4.6 million in 2008, resulted in an adjustment to U.S. Cellular's Additional paid-in capital upon the respective settlements.

U.S. Cellular did not repurchase any Common Shares in 2006.

Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued 283,567, 880,647 and 632,929 Treasury Shares in 2008, 2007 and 2006, respectively.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 COMMON SHAREHOLDERS' EQUITY (Continued)

Accumulated Other Comprehensive Income

The cumulative balance of unrealized gains and (losses) on securities and derivative instruments and related income tax effects included in Accumulated other comprehensive income are as follows:

(Dollars in thousands)	2008	2007
Marketable Equity Securities
Balance, beginning of period	$10,134	$77,545
Add (deduct):
Unrealized gains	338	20,825
Deferred income tax expense	(124)	(7,647)

Net change in unrealized gains in comprehensive income	214	13,178

Recognized gain on disposition of marketable equity securities	(16,356)	(127,207)
Income tax expense	6,008	46,618

Net recognized gain in comprehensive income	(10,348)	(80,589)

Net change in comprehensive income	(10,134)	(67,411)

Balance, end of period	$—	$10,134

Derivative Instruments
Balance, beginning of period	$—	$2,837
Add (deduct):
Recognized gain on settlement of derivative instruments	—	(4,479)
Income tax expense	—	1,642

Net recognized gain in comprehensive income	—	(2,837)

Net change in comprehensive income	—	(2,837)

Balance, end of period	$—	$—

Accumulated Other Comprehensive Income
Balance, beginning of period	$10,134	$80,382
Net change in marketable equity securities	(10,134)	(67,411)
Net change in derivative instruments	—	(2,837)

Net change in comprehensive income	(10,134)	(70,248)

Balance, end of period	$—	$10,134

NOTE 18 STOCK-BASED COMPENSATION

U.S. Cellular has established the following stock-based compensation plans: a long-term incentive plan, an employee stock purchase plan, and a non-employee director compensation plan. Also, U.S. Cellular employees are eligible to participate in the TDS employee stock purchase plan.

Under the U.S. Cellular 2005 Long-Term Incentive Plan, U.S. Cellular may grant fixed and performance-based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2008, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 STOCK-BASED COMPENSATION (Continued)

At December 31, 2008, U.S. Cellular had reserved 3,766,000 Common Shares for equity awards granted and to be granted under the long-term incentive plan, and also had reserved 125,000 Common Shares for issuance to employees under an employee stock purchase plan. The maximum number of U.S. Cellular Common Shares that may be issued to employees under all stock-based compensation plans in effect at December 31, 2008, was 3,891,000. U.S. Cellular currently utilizes treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

U.S. Cellular also has established a Non-Employee Director Compensation Plan under which it has reserved 53,000 Common Shares for issuance as compensation to members of the Board of Directors who are not employees of U.S. Cellular or TDS.

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

Long-Term Incentive Plan—Stock Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over periods of between three and five years from the date of grant. Stock options outstanding at December 31, 2008 expire between 2009 and 2018. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of the option generally equals the market value of U.S. Cellular Common Shares on the date of grant.

U.S. Cellular granted 685,000, 477,000 and 559,000 stock options during 2008, 2007 and 2006, respectively. U.S. Cellular estimated the fair value of such stock options using the Black-Scholes valuation model and the assumptions shown in the table below.

	2008	2007	2006
Expected life	3.7 Years	3.1 Years	3.0 Years
Expected volatility	28.1% - 40.3%	22.5% - 25.7%	23.5% - 25.2%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.2% - 3.5%	3.3% - 4.8%	4.5% - 4.7%
Estimated annual forfeiture rate	11.29%	9.60%	4.40%

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 STOCK-BASED COMPENSATION (Continued)

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during the three years ended December 31, 2008, is presented in the table below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2005	2,701,000	$38.80
(885,000 exercisable)
Granted	559,000	59.52	$14.07
Exercised	(546,000)	34.55		$14,324,000
Forfeited	(140,000)	41.50
Expired	(3,000)	40.90

Outstanding at December 31, 2006	2,571,000	$44.07
(1,430,000 exercisable)
Granted	477,000	$74.29	$16.74
Exercised	(1,523,000)	45.53		$55,912,000
Forfeited	(122,000)	57.05
Expired	(4,000)	34.44

Outstanding at December 31, 2007	1,399,000	51.65
(544,000 exercisable)
Granted	685,000	$56.99	$14.08
Exercised	(415,000)	37.90		$7,487,000
Forfeited	(38,000)	61.40
Expired	(5,000)	63.56

Outstanding at December 31, 2008	1,626,000	$57.15		$1,524,000	7.8
(624,000 exercisable)				$1,480,000	6.8

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between U.S. Cellular's closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2008.

Long-Term Incentive Plan—Restricted Stock Units—U.S. Cellular grants restricted stock unit awards, which generally vest after three years, to key employees.

U.S. Cellular estimates the fair value of restricted stock units based on the closing market price of U.S. Cellular shares on the date of grant. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Awards granted under this plan prior to 2005 were classified as liability awards due to a plan provision which allowed participants to elect tax withholding in excess of minimum statutory tax rates. In 2005, this provision was removed from the plan and, thus, awards after 2005 have been classified as equity awards (except for awards that may be settled in stock or cash at the option of the recipient, which are classified as liability awards). All restricted stock units that were classified as liability awards vested prior to 2008.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 STOCK-BASED COMPENSATION (Continued)

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2008 and changes during the year then ended is presented in the table below:

	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2007	377,000	$58.92
Granted	249,000	56.12
Vested	(153,000)	46.21
Forfeited	(16,000)	62.62

Nonvested at December 31, 2008	457,000	$61.51

The total fair value of liability classified restricted stock units that vested during 2007 and 2006 was $4.3 million and $7.6 million, respectively, as of the respective vesting dates. The total fair value of equity classified restricted stock units that vested during 2008 and 2007 was $8.3 million and $0.5 million, respectively, as of the respective vesting dates.

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

A summary of U.S. Cellular nonvested deferred compensation stock units at December 31, 2008 and changes during the year then ended is presented in the table below:

	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2007	2,200	$67.30
Granted	4,100	56.23
Vested	(2,700)	60.78

Nonvested at December 31, 2008	3,600	$59.65

Employee Stock Purchase Plan—Under the 2003 Employee Stock Purchase Plan ("2003 ESPP"), eligible employees of U.S. Cellular and its subsidiaries may purchase a limited number of U.S. Cellular Common Shares on a quarterly basis. The 2003 ESPP became effective on April 1, 2003 and terminated on December 31, 2008. The U.S. Cellular 2009 Employee Stock Purchase Plan ("2009 ESPP") became effective January 1, 2009 and will terminate December 31, 2013. At December 31, 2008 U.S. Cellular had

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 STOCK-BASED COMPENSATION (Continued)

reserved 125,000 shares for issuance under the 2009 ESPP. U.S. Cellular employees are also eligible to participate in the TDS Employee Stock Purchase Plan.

Under these plans, the per share cost to participants is 85% of the market value of the U.S. Cellular Common Shares, TDS Common Shares or TDS Special Common Shares as of the issuance date. Under SFAS 123(R), the employee stock purchase plans are considered compensatory plans; therefore, recognition of compensation cost for stock issued under these plans is required. Compensation cost is measured as the difference between the cost of the shares to plan participants and the market value of the shares on the date of issuance.

Compensation of Non-Employee Directors—U.S. Cellular issued 700 and 1,150 Common Shares in 2007 and 2006, respectively, under its Non-Employee Director Compensation Plan. No Common Shares were issued under this plan in 2008.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense recognized during 2008, 2007 and 2006:

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
Stock option awards	$7,331	$7,276	$12,821
Restricted stock unit awards	7,213	7,077	7,953
Deferred compensation matching stock unit awards	350	155	(830)
Awards under employee stock purchase plan	228	124	39
Awards under non-employee director compensation plan	—	49	70

Total stock-based compensation, before income taxes	15,122	14,681	20,053
Income tax benefit	(5,585)	(5,345)	(7,834)

Total stock-based compensation expense, net of income taxes	$9,537	$9,336	$12,219

In 2008, 2007 and 2006, stock-based compensation expense of $1.5 million, $1.2 million and $1.0 million, respectively, were recorded in System operations expense and $13.6 million, $13.5 million and $19.1 million, respectively, were recorded in Selling, general and administrative expense in the Consolidated Statement of Operations.

At December 31, 2008, unrecognized compensation cost for all U.S. Cellular stock-based compensation awards was $16.4 million. The unrecognized compensation cost for stock-based compensation awards at December 31, 2008 is expected to be recognized over a weighted average period of 1.6 years.

U.S. Cellular's tax benefits from the exercise of stock options and other awards totaled $6.7 million in 2008.

NOTE 19 SUPPLEMENTAL CASH FLOWS

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid and certain noncash transactions:

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
Interest paid	$78,223	$84,095	$91,677
Income taxes paid	$116,525	$212,578	$147,743

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19 SUPPLEMENTAL CASH FLOWS (Continued)

U.S. Cellular withheld 368,231, 716,446 and 54,537 Common Shares with an aggregate value of $20.1 million, $60.0 million and $3.2 million in 2008, 2007, 2006, respectively, from employees who exercised stock options or who received a distribution of vested restricted stock awards. Such shares were withheld to cover the exercise price of stock options, if applicable, and required tax withholdings. U.S. Cellular disbursed a net of $2.3 million in cash from the exercise of stock options and vesting of other stock awards during 2008. Of that amount, $5.9 million was disbursed for payments of taxes which was offset by cash proceeds received upon the exercise of stock options of $3.6 million.

NOTE 20 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS. The majority of these billings are included in U.S. Cellular's Selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in its financial statements. Billings to U.S. Cellular from TDS totaled $113.3 million, $121.8 million and $108.9 million in 2008, 2007 and 2006, respectively.

NOTE 21 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $6.9 million in 2008, $6.6 million in 2007 and $6.9 million in 2006.

The Audit Committee of the Board of Directors is responsible for the review and oversight of all related party transactions, as such term is defined by the rules of the New York Stock Exchange.

 REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management of United States Cellular Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, were fairly presented. The financial statements included amounts that were based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

/s/ John E. Rooney	/s/ Steven T. Campbell	/s/ Kenneth R. Meyers
John E. Rooney President and Chief Executive Officer	Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer	Kenneth R. Meyers Chief Accounting Officer

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. U.S. Cellular's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Unites States of America ("GAAP"). U.S. Cellular's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the Board of Directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of U.S. Cellular's management, including its Chief Executive Officer and Chief Financial Officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that U.S. Cellular maintained effective internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by the COSO.

The effectiveness of U.S. Cellular's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report included herein.

/s/ John E. Rooney	/s/ Steven T. Campbell	/s/ Kenneth R. Meyers
John E. Rooney President and Chief Executive Officer	Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer	Kenneth R. Meyers Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
United States Cellular Corporation:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, common shareholders' equity, and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $117,300,000 and $117,200,000 as of December 31, 2008 and 2007, respectively, and equity earnings of $66,100,000, $71,200,000, and $62,300,000, respectively for each of the three years in the period ended December 31, 2008. The financial statements of Los Angeles SMSA Limited Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

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

Chicago, Illinois
February 26, 2009

United States Cellular Corporation

SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,	2008	2007	2006	2005	2004
(Dollars in thousands, except per share amounts)
Operating data
Service revenues	$3,940,326	$3,679,237	$3,214,410	$2,827,022	$2,615,163
Equipment sales	302,859	267,027	258,745	203,743	191,255

Operating revenues	4,243,185	3,946,264	3,473,155	3,030,765	2,806,418
Operating income(a)	27,710	396,199	289,896	231,197	162,583
Equity in earnings of unconsolidated entities	91,981	90,033	93,119	66,719	64,161
Fair value adjustment of derivative instruments	—	(5,388)	(63,022)	44,977	25,791
Gain (loss) on disposition of investments	16,628	137,987	70,427	(6,203)	(15,061)
Income before income taxes and minority interest	66,128	546,501	313,138	261,347	159,469
Net income	$32,990	$314,734	$179,490	$154,951	$90,749
Basic weighted average shares outstanding (000s)	87,457	87,730	87,346	86,775	86,244
Basic earnings per share	$0.38	$3.59	$2.05	$1.79	$1.05
Diluted weighted average shares outstanding (000s)	87,754	88,481	88,109	87,464	86,736
Diluted earnings per share	$0.38	$3.56	$2.04	$1.77	$1.05
Balance sheet data
Property, plant and equipment, net	$2,620,376	$2,595,096	$2,628,848	$2,553,029	$2,418,861
Investments
Licenses	1,433,415	1,482,446	1,494,327	1,362,263	1,228,801
Goodwill	494,279	491,316	485,452	481,236	454,830
Marketable equity securities	—	16,352	253,912	225,387	282,829
Unconsolidated entities	156,637	157,693	150,325	172,093	161,894
Total assets	5,566,042	5,611,874	5,680,616	5,416,233	5,171,272
Long-term debt (excluding current portion)	996,636	1,002,293	1,001,839	1,161,241	1,160,786
Common shareholders' equity	$3,206,642	$3,196,156	$2,993,279	$2,741,038	$2,588,116
Current ratio(b)	1.4	1.4	1.0	0.8	1.0
Return on average equity(c)	1.0%	10.2%	6.3%	5.8%	3.6%

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

(a)
Includes Loss on impairment of intangible assets of $386.7 million in 2008 and $24.9 million in 2007.

(b)
Current ratio is calculated by dividing current assets by current liabilities. These amounts are taken directly from the Consolidated Balance Sheet.

(c)
Return on average equity is calculated by dividing net income by the average of the beginning and ending common shareholders' equity. These amounts are taken from the Consolidated Statement of Operations and Consolidated Balance Sheet. The result is shown as a percentage.

United States Cellular Corporation

FIVE-YEAR STATISTICAL SUMMARY

At or Year Ended December 31,	2008	2007	2006	2005	2004
(Dollars in thousands, except per share and per customer amounts)
Market and customer statistics
Total number of consolidated markets(a)	239	218	201	189	175
Customers	6,196,000	6,102,000	5,815,000	5,482,000	4,945,000
Total population(b)
Consolidated markets	83,014,000	82,371,000	55,543,000	45,244,000	44,391,000
Consolidated operating markets	46,009,000	44,955,000	44,043,000	43,362,000	39,893,000
Market penetration(c)
Consolidated markets	7.5%	7.4%	10.5%	12.1%	11.1%
Consolidated operating markets	13.5%	13.6%	13.2%	12.6%	12.4%
Net customer additions	91,000	281,000	310,000	477,000	627,000
Postpay churn rate(d)	1.5%	1.4%	1.6%	1.6%	1.5%
Average monthly service revenue per customer(e)	$53.23	$51.17	$47.23	$45.24	$46.58
Operating statistics
Cell sites in service	6,877	6,383	5,925	5,428	4,856
Capital expenditures and system development costs	$585,590	$565,495	$579,785	$576,525	$636,097
Number of full-time equivalent employees	8,470	7,837	7,608	7,300	6,725
Operating income	$27,710	$396,199	$289,896	$231,197	$162,583
Operating income as a percent of service revenues	0.7%	10.8%	9.0%	8.2%	6.2%
Balance sheet information
Property, plant and equipment before accumulated depreciation	$5,884,383	$5,409,115	$5,120,994	$4,615,234	$4,104,200
Investment in licenses and goodwill	1,927,694	1,973,762	1,979,779	1,843,498	1,683,631
Total assets	5,566,042	5,611,874	5,680,616	5,416,233	5,171,272
Long-term debt outstanding (includes forward contracts)	996,636	1,002,293	1,196,695	1,296,241	1,190,786
Common Shares outstanding (000s)	55,046	55,046	55,046	55,046	55,046
Series A Common Shares outstanding (000s)	33,006	33,006	33,006	33,006	33,006
Common shareholders' equity	$3,206,642	$3,196,156	$2,993,279	$2,741,038	$2,588,116
Return on average equity(f)	1.0%	10.2%	6.3%	5.8%	3.6%

(a)
Markets whose results are included in U.S. Cellular's consolidated financial statements.

(b)
Calculated using Claritas population estimates for the preceding year. "Consolidated Markets" represents 100% of the population of the markets that U.S. Cellular consolidates. "Consolidated operating markets" are markets in which U.S. Cellular provides wireless services to customers as of December 31 of each year. This population measurement is used only for purposes of calculating market penetration (without duplication of population in overlapping markets).

(c)
Calculated by dividing "Customers" by "Total population of consolidated markets" or "Total population of consolidated operating markets."

(d)
Postpay churn rate represents the percentage of the postpay customer base that disconnects service each month.

(e)
The numerator of this calculation consists of service revenues for the respective 12-month period divided by 12. The denominator consists of the average number of U.S. Cellular wireless customers.

(f)
Return on average equity is calculated by dividing net income by the average of the beginning and ending Common shareholders' equity. These amounts are taken from the Consolidated Statement of Operations and Consolidated Balance Sheet. The result is shown as a percentage.

 United States Cellular Corporation

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2008
Operating revenues	$1,037,856	$1,060,592	$1,091,875	$1,052,862
Loss on impairment of intangible assets(1)	—	—	—	386,653
Operating income (loss)	118,966	117,902	119,957	(329,115)
Gain on disposition of investments	—	—	16,628	—
Net income (loss)	$70,557	$72,602	$89,949	$(200,118)
Basic weighted average shares outstanding	87,571	87,571	87,460	87,340
Diluted weighted average shares outstanding	88,064	87,872	87,833	87,340
Basic earnings (loss) per share	$0.81	$0.83	$1.03	$(2.29)
Diluted earnings (loss) per share	$0.80	$0.83	$1.02	$(2.29)
Stock price(2)(3)
U.S. Cellular Common Shares
High	$85.85	$68.00	$63.00	$47.90
Low	52.08	50.01	43.50	27.18
Close	$55.00	$56.55	$46.92	$43.24

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2007
Operating revenues	$934,674	$971,646	$1,015,834	$1,024,110
Loss on impairment of intangible assets	—	2,136	1,947	20,840
Operating income(4)(5)	108,523	123,472	100,939	63,265
Fair value adjustment of derivative instruments	12,461	(17,849)	—	—
Gain on disposition of investments	—	131,686	—	6,301
Net income	$74,401	$147,571	$63,555	$29,207
Basic weighted average shares outstanding	87,882	87,590	87,757	87,691
Diluted weighted average shares outstanding	88,688	88,410	88,589	88,309
Basic earnings per share	$0.85	$1.68	$0.72	$0.33
Diluted earnings per share	$0.84	$1.67	$0.72	$0.33
Stock price(2)(3)
U.S. Cellular Common Shares
High	$75.25	$91.19	$104.74	$103.51
Low	67.70	71.01	76.17	74.62
Close	$73.45	$90.60	$98.20	$84.10

(1)
During the fourth quarter of 2008, U.S. Cellular recognized a $386.7 million Loss on Impairment of intangible assets related to Licenses. See Note 7—Licenses and Goodwill in the Notes to Consolidated Financial Statements for details of this impairment.

(2)
The high, low and closing sales prices as reported by either the American Stock Exchange ("AMEX") or the New York Stock Exchange ("NYSE"). U.S. Cellular's Common Shares traded on the AMEX prior to and on September 14, 2008, and traded on the NYSE after this date.

(3)
U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

(4)
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

(5)
During the fourth quarter of 2007, Operating Income includes: (a) Loss on asset disposals of $14.6 million associated with the results of a physical count of significant cell site and switch assets and the related valuation and reconciliation (See Note 11—Property, Plant and Equipment in the Notes to Consolidated Financial Statements), and (b) Loss on impairment of intangible assets of $20.8 million loss associated with the exchange of spectrum with Sprint Nextel (See Note 6—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements).

 United States Cellular Corporation

SHAREHOLDER INFORMATION

Stock and dividend information

U.S. Cellular's Common Shares are listed on the New York Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of January 31, 2009, U.S. Cellular's Common Shares were held by 386 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

See "Consolidated Quarterly Information (Unaudited)" for information on the high and low trading prices of the USM Common Shares for 2008 and 2007.

Stock performance graph

The following chart provides a comparison of U.S. Cellular's cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index. As of December 31, 2008, the Dow Jones U.S. Telecommunications Index was composed of the following companies: AT&T Inc., CenturyTel Inc., Cincinnati Bell Inc., Embarq Corp., Frontier Communications Corp., Leap Wireless International Inc., Leucadia National Corp., Level 3 Communications Inc., MetroPCS Communications Inc., NII Holdings Inc., Qwest Communications International Inc., RCN Corp., Sprint Nextel Corp., Telephone and Data Systems, Inc. (TDS and TDS.S), Time Warner Telecom, Inc., United States Cellular Corporation, Verizon Communications Inc., Virgin Media Inc. and Windstream Corp.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN*
U.S. Cellular, S&P 500 and Dow Jones U.S. Telecommunications Index
(Performance Results Through 12/31/08)

*
Cumulative total return assumes reinvestment of dividends.

	2003	2004	2005	2006	2007	2008
U.S. Cellular	$100	$126.08	$139.15	$196.03	$236.90	$121.80
S&P 500 Index	100	110.88	116.33	134.70	142.10	89.53
Dow Jones U.S. Telecommunications Index	100	118.70	113.95	155.91	171.57	115.07

Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in U.S. Cellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

Investor relations

Our annual report, Form 10-K, prospectuses and news releases are available to our investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Investors may also access these and other reports through the About Us/Investor Relations portion of the U.S. Cellular website (http://www.uscc.com).

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

General inquiries by our investors, securities analysts and other members of the investment community should be directed to:

  Mark A. Steinkrauss, Vice President—Corporate Relations
  Telephone and Data Systems, Inc.
  30 North LaSalle Street, Suite 4000
  Chicago, IL 60602
  312.592.5384
  312.630.1908 (fax)
   mark.steinkrauss@teldta.com

Directors and executive officers

See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2009 for the 2009 Annual Meeting.

Principal counsel

Sidley Austin LLP, Chicago, Illinois

Transfer agent

  ComputerShare Investor Services
  2 North LaSalle Street, 3rd Floor
  Chicago, IL 60602
  877.337.1575

Independent registered public accounting firm

PricewaterhouseCoopers LLP

Visit U.S. Cellular's website at www.uscc.com

QuickLinks

  Exhibit 13
United States Cellular Corporation and Subsidiaries
United States Cellular Corporation Management's Discussion and Analysis of Financial Condition and Results of Operations
United States Cellular Corporation Consolidated Statement of Operations
United States Cellular Corporation Consolidated Statement of Cash Flows
United States Cellular Corporation Consolidated Balance Sheet—Assets
United States Cellular Corporation Consolidated Balance Sheet—Liabilities and Shareholders' Equity
United States Cellular Corporation Consolidated Statement of Common Shareholders' Equity
United States Cellular Corporation Consolidated Statement of Common Shareholders' Equity
United States Cellular Corporation Consolidated Statement of Common Shareholders' Equity
UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  REPORTS OF MANAGEMENT
United States Cellular Corporation SELECTED CONSOLIDATED FINANCIAL DATA
United States Cellular Corporation FIVE-YEAR STATISTICAL SUMMARY
United States Cellular Corporation CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)
United States Cellular Corporation SHAREHOLDER INFORMATION
COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN* U.S. Cellular, S&P 500 and Dow Jones U.S. Telecommunications Index (Performance Results Through 12/31/08)