Form 10-K, Exhibit 13
period 2009-12-31
UNITED STATES CELLULAR CORP
filed 2010-02-25
CIK 821130

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

United States Cellular Corporation and Subsidiaries

Financial Reports Contents

Management's Discussion and Analysis of Results of Operations and Financial Condition	1
Overview	1
Results of Operations	4
Inflation	13
Recent Accounting Pronouncements	13
Financial Resources	14
Liquidity and Capital Resources	17
Application of Critical Accounting Policies and Estimates	20
Certain Relationships and Related Transactions	25
Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement	26
Market Risk	30
Consolidated Statement of Operations	31
Consolidated Statement of Cash Flows	32
Consolidated Balance Sheet—Assets	33
Consolidated Balance Sheet—Liabilities and Equity	34
Consolidated Statement of Changes in Equity	35
Consolidated Statement of Comprehensive Income	38
Notes to Consolidated Financial Statements	39
Reports of Management	75
Report of Independent Registered Public Accounting Firm	77
Selected Consolidated Financial Data	79
Five-Year Statistical Summary	80
Consolidated Quarterly Information (Unaudited)	81
Shareholder Information	83

 United States Cellular Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations

United States Cellular Corporation ("U.S. Cellular") owns, operates and invests in wireless markets throughout the United States. U.S. Cellular is an 82%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

The following discussion and analysis should be read in conjunction with U.S. Cellular's audited consolidated financial statements and the description of U.S. Cellular's business included in Item 1 of the U.S. Cellular Annual Report on Form 10-K for the year ended December 31, 2009.

OVERVIEW

The following is a summary of certain selected information contained in the comprehensive Management's Discussion and Analysis of Financial Condition and Results of Operations that follows. The summary does not contain all of the information that may be important. You should carefully read the entire Management's Discussion and Analysis of Financial Condition and Results of Operations and not rely solely on the overview.

U.S. Cellular provides wireless telecommunications services to more than 6.1 million customers in five geographic market areas in 26 states. As of December 31, 2009, U.S. Cellular's average penetration rate in its consolidated operating markets, calculated by dividing U.S. Cellular's total customers by the total population of 46.3 million in such markets, was 13.3%. U.S. Cellular operates on a customer satisfaction strategy, meeting customer needs by providing a comprehensive range of wireless products and services, excellent customer support, and a high-quality network. U.S. Cellular's business development strategy is to operate controlling interests in wireless licenses in areas adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas. U.S. Cellular believes that operating in contiguous market areas will continue to provide it with certain economies in its capital and operating costs.

Financial and operating highlights in 2009 included the following:

•
Total customers were 6,141,000 at December 31, 2009, including 5,744,000 retail customers.

•
Retail customer net additions were 37,000 in 2009 compared to 149,000 in 2008. The decrease year-over-year reflected higher churn rates, due to the weak economy and very competitive industry conditions which included the initiation of service by unlimited prepay service providers in certain of U.S. Cellular's markets.

•
Postpay customers comprised approximately 95% of U.S. Cellular's retail customer base as of December 31, 2009. Postpay net additions were 62,000 in 2009 compared to 158,000 in 2008. The postpay churn rate was 1.6% in 2009 compared to 1.5% in 2008.

•
Service revenues of $3,927.9 million decreased $12.5 million year-over-year, due primarily to a decrease of $76.4 million (23%) in inbound roaming revenues. Retail service revenue grew by $33.2 million (1%) due primarily to an increase in the average monthly retail service revenue per customer, driven by higher data usage. Data revenues grew 33% year-over-year to $683.0 million.

•
Cash flows from operating activities were $881.8 million, a decrease of 4% year-over-year. At December 31, 2009, Cash and cash equivalents totaled $294.4 million and there were no outstanding borrowings under the revolving credit facility.

•
On June 30, 2009, U.S. Cellular entered into a new $300 million revolving credit agreement with certain lenders and other parties. As a result, U.S. Cellular's $700 million revolving credit agreement, which was due to expire in December 2009, was terminated on June 30, 2009 as a condition of entering into the new agreement. The new revolving credit agreement provides U.S. Cellular with a $300 million senior revolving credit facility for working capital, acquisitions and other corporate purposes and to refinance any existing debt of U.S. Cellular.

•
On December 24, 2009, U.S. Cellular redeemed all of its outstanding 8.75% Senior Notes due November 1, 2032. The $130.0 million aggregate principal amount of the outstanding notes was redeemed at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, which resulted in a total redemption payment of $131.7 million.

•
Additions to property, plant and equipment totaled $546.8 million, including expenditures to construct cell sites, increase capacity in existing cell sites and switches, expand mobile broadband services based on third generation Evolution-Data Optimized technology ("3G") to additional markets, outfit new and remodel existing retail stores and continue the development and enhancement of U.S. Cellular's office systems. Total cell sites in service increased 6% year-over-year to 7,279.

•
As part of its customer satisfaction strategy and Believe in Something Better® brand message, U.S. Cellular launched its Battery Swap program in May 2009. Under this new program, a customer can exchange a battery that is dead or dying for one that is fully charged, at no cost to the customer. U.S. Cellular was the first wireless company to offer this service in the United States, and completed over one million battery swaps in 2009.

•
In November 2009, U.S. Cellular launched Overage Protection, a customer satisfaction strategy that allows customers to opt into receiving alerts when they come close to reaching their allowable plan minutes or text messages for the month in order to avoid overage charges. Approximately 600,000 of U.S. Cellular's customers signed up for this service in 2009.

•
U.S. Cellular began efforts on a number of multi-year initiatives including the development of: a Billing and Operational Support System ("BSS/OSS") including a new point-of-sale system to consolidate billing on one platform; an Electronic Data Warehouse/Customer Relationship Management System to collect and analyze information more efficiently to build and improve customer relationships; and a new Internet/Web platform to enable customers to complete a wide range of transactions and, eventually, to manage their accounts online.

•
U.S. Cellular recognized a loss on impairment of licenses of $14.0 million in 2009. In 2008, a loss on impairment of $386.7 million was recognized.

•
Operating income increased $298.7 million to $326.4 million in 2009 from $27.7 million in 2008. A significant factor in the year-over-year increase was the impairment loss related to licenses in 2008. U.S. Cellular anticipates that future growth in its operating income will be affected by the following factors:

–
Overall demand for U.S. Cellular's products and services, including potential growth in revenues from data products and services;

–
Increasing penetration in the wireless industry;

–
Increased competition in the wireless industry, including potential reductions in pricing for products and services overall and impacts associated with the expanding presence of carriers offering low-priced, unlimited prepay service;

–
Uncertainty related to current economic conditions and their impact on customer purchasing and payment behaviors;

–
Costs of customer acquisition and retention, such as equipment subsidies and advertising;

–
Industry consolidation and the resultant effects on roaming revenues, service and equipment pricing and other effects of competition;

–
Providing service in recently launched areas or potential new market areas;

–
Potential increases or decreases in prepay and reseller customers as a percentage of U.S. Cellular's customer base;

–
Costs of developing and introducing new products and services;

–
Costs of developing and enhancing office and customer support systems, including costs and risks associated with the completion of important multi-year initiatives such as those described above;

  –
  Continued enhancements to its wireless networks, including expansion of 3G services and potential deployments of new technology;

  –
  Increasing costs of regulatory compliance; and

  –
  Uncertainty in future eligible telecommunication carrier ("ETC") funding.

•
Investment and other income (expense) totaled $25.5 million in 2009 and $38.4 million in 2008. The decrease was due primarily to a gain on disposition of Rural Cellular Corporation ("RCC") shares of $16.4 million in conjunction with Verizon's acquisition of RCC in 2008.

•
Net income attributable to U.S. Cellular increased $183.0 million to $216.0 million in 2009 compared to $33.0 million in 2008, due primarily to lower Losses on impairment of intangible assets, partially offset by lower operating income excluding impairments. Basic earnings per share was $2.48 in 2009, which was $2.10 higher than in 2008 and Diluted earnings per share was $2.48, which was $2.10 higher than in 2008.

Cash Flows and Investments

U.S. Cellular believes that cash on hand, expected future cash flows from operating activities and sources of external financing provide substantial liquidity and financial flexibility and are sufficient to permit U.S. Cellular to finance its contractual obligations and anticipated capital expenditures for the foreseeable future. U.S. Cellular continues to seek to maintain a strong balance sheet and an investment grade credit rating.

See "Financial Resources" and "Liquidity and Capital Resources" below for additional information related to cash flows and investments, including information related to U.S. Cellular's new revolving credit agreement.

Recent Developments

Congress recently enacted the American Recovery and Reinvestment Act of 2009, or the Recovery Act, which provides, among other things, for an aggregate appropriation of $7.2 billion to fund grants and loans to provide broadband infrastructure, access and equipment to consumers residing in rural, unserved or underserved areas of the United States. U.S. Cellular submitted applications for grants in the first round of funding in the amount of $23.5 million; U.S. Cellular has been notified that those applications were not granted. U.S. Cellular is currently considering submitting additional applications for grants in the second round of funding, which applications are due March 15, 2010. There is no assurance that U.S. Cellular will receive any grants of Recovery Act funds. The distribution of Recovery Act funds to other telecommunications service providers could impact competition in certain of U.S. Cellular's service areas.

2010 Estimates

U.S. Cellular expects the factors described above to impact revenues and operating income for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of U.S. Cellular's operating results, may cause revenues and operating income to fluctuate over the next several quarters.

U.S. Cellular's estimates of full-year 2010 results are shown below. Such estimates represent U.S. Cellular's views as of the date of filing of U.S. Cellular's Form 10-K for the year ended December 31, 2009. Such forward-looking statements should not be assumed to be accurate as of any future date. U.S. Cellular undertakes no duty to update such information whether as a result of new information, future events or otherwise. There can be no assurance that final results will not differ materially from such estimated results.

	2010 Estimated Results	2009 Actual Results
Service revenues	$3,975 - $4,075 million	$3,927.9 million
Operating income	$250 - $350 million	$326.4 million
Depreciation, amortization and accretion expenses, and losses on disposals and impairment of assets(1)	Approx. $600 million	$599.8 million
Capital expenditures	Approx. $600 million	$546.8 million

(1)
2009 Actual Results include losses on asset disposals of $15.2 million and impairments of assets of $14.0 million. The 2010 Estimated Results include only the estimate for Depreciation, amortization and accretion expenses and losses on disposals of assets, and do not include any estimate for losses on impairment of assets (since these can not be predicted).

U.S. Cellular management believes that the foregoing estimates represent a reasonable view of what is achievable considering current economic and competitive conditions as well as actions that U.S. Cellular has taken and will be taking. U.S. Cellular expects to continue its focus on customer satisfaction by delivering a high quality network, attractively priced service plans, a broad line of handsets and other products, and outstanding customer service in its company-owned and agent retail stores and customer care centers. U.S. Cellular believes that future growth in its revenues will result primarily from selling additional products and services to its existing customers, increasing the number of multi-device users among its existing customers, and attracting wireless users switching from other wireless carriers, rather than by adding users that are new to wireless service. U.S. Cellular is focusing on opportunities to increase revenues, pursuing cost reduction initiatives in various areas and implementing a number of initiatives to enable future growth. The initiatives are intended, among other things, to allow U.S. Cellular to accelerate its introduction of new products and services, better segment its customers for new services and retention, sell additional services such as data, expand its Internet sales and customer service capabilities, and improve its prepay products and services.

RESULTS OF OPERATIONS

Following is a table of summarized operating data for U.S. Cellular's consolidated operations.

As of December 31,(1)	2009	2008	2007
Total market population of consolidated operating markets(2)	46,306,000	46,009,000	44,955,000
Customers(3)	6,141,000	6,196,000	6,102,000
Market penetration(2)	13.3%	13.5%	13.6%
Total full-time equivalent employees(4)	8,867	8,712	8,067
Cell sites in service	7,279	6,877	6,383

For the Year Ended December 31,(5)	2009	2008	2007
Net retail customer additions(6)	37,000	149,000	333,000
Net customer additions (losses)(6)	(55,000)	91,000	281,000
Average monthly service revenue per customer(7)	$53.00	$53.23	$51.17
Postpay churn rate(8)	1.6%	1.5%	1.4%

(1)
Amounts include results for U.S. Cellular's consolidated operating markets as of December 31.

(2)
Calculated using 2008, 2007 and 2006 Claritas population estimates for 2009, 2008 and 2007, respectively. "Total market population of consolidated operating markets" is used only for the purposes of calculating market penetration of consolidated operating markets, which is calculated by dividing customers by the total market population (without duplication of population in overlapping markets).

  The total market population and penetration measures for consolidated operating markets apply to markets in which U.S. Cellular provides wireless service to customers. For comparison purposes, total market population and penetration related to all consolidated markets in which U.S. Cellular owns an interest were 89,712,000 and 6.8%, 83,014,000 and 7.5%, and 82,371,000 and 7.4% as of December 31, 2009, 2008 and 2007, respectively.

  A wholly owned subsidiary of U.S. Cellular is a limited partner in King Street Wireless, L.P. ("King Street Wireless"), an entity which participated in the auction of wireless spectrum in the 700 megahertz band designated by the FCC as Auction 73. At the conclusion of the auction on March 20, 2008, King Street Wireless was the provisional winning bidder with respect to 152 licenses. These 152 license areas cover portions of 27 states and are in markets which are either adjacent to or overlap current U.S. Cellular license areas. On December 30, 2009, the FCC granted the licenses to King Street Wireless which increased total market population of consolidated markets by 4,549,000 in 2009, but had no impact on the population of consolidated operating markets.

  As a result of exchange transactions with AT&T that closed in August 2003, U.S. Cellular obtained rights to acquire additional licenses, and all except one of such licenses have been acquired and are reflected in the total market population of consolidated markets as of December 31, 2009. During 2009, U.S. Cellular acquired licenses pursuant to this exchange agreement which increased total market population of consolidated markets by 1,392,000, but had no impact on the population of consolidated operating markets. The acquisition of these licenses did not require U.S. Cellular to provide any consideration to AT&T beyond that already provided in conjunction with the August 2003 exchange transaction and, thus, did not cause a change in U.S. Cellular's Licenses balance in 2009. U.S. Cellular continues to have a right under the August 2003 exchange agreement to acquire a majority interest in one additional license; that right does not have a stated expiration date.

(3)
U.S. Cellular's customer base consists of the following types of customers:

	2009	2008	2007
Customers on postpay service plans in which the end user is a customer of U.S. Cellular ("postpay customers")	5,482,000	5,420,000	5,269,000
Customers on prepay service plans in which the end user is a customer of U.S. Cellular ("prepay customers")	262,000	287,000	295,000

Total retail customers	5,744,000	5,707,000	5,564,000
End user customers acquired through U.S. Cellular's agreements with third parties ("reseller customers")	397,000	489,000	538,000

Total customers	6,141,000	6,196,000	6,102,000

(4)
Part-time employees are calculated at 70% of full-time employees. Prior year numbers were adjusted to conform to current year presentation.

(5)
Amounts include results for U.S. Cellular's consolidated operating markets for the period January 1 through December 31; operating markets acquired during a particular period are included as of the acquisition date.

(6)
"Net retail customer additions" represents the number of net customers added to U.S. Cellular's retail customer base through its marketing distribution channels; this measure excludes activity related to reseller customers and customers transferred through acquisitions, divestitures or exchanges. "Net customer additions (losses)" represents the number of net customers added to (deducted from) U.S. Cellular's overall customer base through its marketing distribution channels; this measure includes activity related to reseller customers but excludes activity related to customers transferred through acquisitions, divestitures or exchanges.

(7)
Management uses this measurement to assess the amount of service revenue that U.S. Cellular generates each month on a per customer basis. Variances in this measurement are monitored and compared to variances in expenses on a per customer basis. Average monthly service revenue per customer is calculated as follows

	2009	2008	2007
Service revenues per Consolidated Statement of Operations (000s)	$3,927,859	$3,940,326	$3,679,237
Divided by average customers during period (000s)*	6,176	6,169	5,992
Divided by number of months in each period	12	12	12

Average monthly service revenue per customer	$53.00	$53.23	$51.17

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
(8)
Postpay churn rate represents the percentage of the postpay customer base that disconnects service each month.

Components of Operating Income

Year Ended December 31,	2009	Increase/ (Decrease)	Percentage Change	2008	Increase/ (Decrease)	Percentage Change	2007
(Dollars in thousands)
Retail service	$3,478,939	$33,177	1%	$3,445,762	$191,800	6%	$3,253,962
Inbound roaming	252,775	(76,421)	(23)%	329,196	35,430	12%	293,766
Other	196,145	30,777	19%	165,368	33,859	26%	131,509

Service revenues	3,927,859	(12,467)	—	3,940,326	261,089	7%	3,679,237
Equipment sales	286,752	(16,107)	(5)%	302,859	35,832	13%	267,027

Total operating revenues	4,214,611	(28,574)	(1)%	4,243,185	296,921	8%	3,946,264
System operations (excluding Depreciation, amortization and accretion reported below)	796,617	12,560	2%	784,057	66,982	9%	717,075
Cost of equipment sold	742,993	(413)	—	743,406	106,109	17%	637,297
Selling, general and administrative	1,748,760	47,710	3%	1,701,050	142,482	9%	1,558,568
Depreciation, amortization and accretion	570,658	(6,273)	(1)%	576,931	(1,255)	—	578,186
Loss on impairment of intangible assets	14,000	(372,653)	(96)%	386,653	361,730	>100%	24,923
Loss on asset disposals, net	15,176	(8,202)	(35)%	23,378	(10,638)	(31)%	34,016

Total operating expenses	3,888,204	(327,271)	(8)%	4,215,475	665,410	19%	3,550,065

Operating income	$326,407	$298,697	>100%	$27,710	$(368,489)	(93)%	$396,199

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

Retail service revenues

The increase in Retail service revenues in 2009 was due primarily to an increase in average monthly retail service revenue per customer. The increase in 2008 was due primarily to growth in U.S. Cellular's average customer base and an increase in average monthly retail service revenue per customer.

The average number of customers in 2009 was relatively flat compared to 2008. The increase in the average number of customers in 2008 was driven primarily by the net retail customer additions that U.S. Cellular generated from its marketing distribution channels and by the timing of acquisitions.

Average monthly retail service revenue per customer increased 1% to $46.94 in 2009 from $46.55 in 2008, and increased 3% in 2008 from $45.25 in 2007. The increase in average monthly retail service revenue was driven primarily by growth in revenues from data products and services.

Revenues from data products and services totaled $683.0 million in 2009, $511.7 million in 2008, and $367.9 million in 2007 and represented 17% of total service revenues in 2009 compared to 13% and 10% of total service revenues in 2008 and 2007, respectively. Such growth, which positively impacted average monthly retail service revenue per customer, reflected customers' continued and increasing usage of U.S. Cellular's text, picture, and video messaging services, easyedgeSM service and applications, premium mobile Internet services, and smartphone handsets and services. In 2009, U.S. Cellular introduced unlimited messaging plans and unlimited messaging and mobile Internet plans that further drove data usage and revenues. U.S. Cellular expects that the growth in revenues from data products and services will continue as customers increasingly purchase premium and smartphone devices along with data plans and applications and utilize U.S. Cellular's 3G network. U.S. Cellular's 3G network covered approximately 75% of its customers as of December 31, 2009. U.S. Cellular expects to expand its 3G network to cover approximately 98% of its customers by the end of 2010.

Revenues from voice services declined year-over-year primarily due to a reduction in average voice revenue per customer. The reduction in average voice revenue per customer reflects industry competition which has resulted in lower pricing for voice services as well as growth in family plans and service plans with enhanced coverage areas and value (such as free incoming calls, free mobile-to-mobile and unlimited minutes). Also, decreases in the prepay customer base and the average revenue per prepay customer contributed to a decline in prepay voice revenues. U.S. Cellular expects continued pressure on revenues from voice services in the foreseeable future due to industry competition related to service plan offerings.

Inbound roaming revenues

The decrease in Inbound roaming revenues in 2009 was due primarily to a decline in roaming revenues from the combined entity of Verizon Wireless ("Verizon") and Alltel Corporation ("Alltel"). In January 2009, Verizon acquired Alltel. As a result of this transaction, the network footprints of Verizon and Alltel were combined. This has resulted in a decrease in inbound roaming revenues for U.S. Cellular, since the combined Verizon and Alltel entity has reduced its usage of U.S. Cellular's network in certain coverage areas that were used by Verizon and Alltel (as separate entities). U.S. Cellular anticipates that inbound roaming revenues will stabilize in 2010 compared to 2009 due to the positive impact of increasing minutes of use and increasing data usage from U.S. Cellular's roaming partners, partially offset by the negative impact of decreasing rates per minute or kilobyte of use.

In 2008, the increase in Inbound roaming revenues was related primarily to higher usage for both voice and data products and services, partially offset by a decline in rates per minute or kilobyte of use with key roaming partners. The increase in inbound usage was driven primarily by the overall growth in the number of customers and higher usage per customer throughout the wireless industry, including usage related to both voice and data products and services, which led to an increase in inbound traffic from other wireless carriers.

Other revenues

The increases in Other revenues in 2009 and 2008 were due primarily to increases in amounts that were received from the USF for states in which U.S. Cellular has been designated as an ETC. U.S. Cellular was eligible to receive ETC funds in sixteen states in 2009 and 2008 and eleven states in 2007. ETC revenues recorded in 2009, 2008 and 2007 were $150.7 million, $127.5 million and $98.0 million, respectively.

In May 2008, the FCC adopted a state-by-state temporary cap to funding for competitive ETCs based on the funding level available as of March 31, 2008. The cap has had the effect of reducing the amount of support that U.S. Cellular would otherwise have been eligible to receive. During 2010, the FCC will likely issue a notice of proposed rulemaking to consider reform of the USF program in conjunction with the issuance of a National Broadband Plan in March 2010. Adoption of a USF reform proposal by the FCC could have a significant, and adverse, impact on the amount of support, if any, wireless ETCs continue to receive. As a result U.S. Cellular's ETC revenues may decline significantly in future periods.

Equipment sales revenues

Equipment sales revenues include revenues from sales of handsets and related accessories to both new and existing customers, as well as revenues from sales of handsets and accessories to agents. All equipment sales revenues are recorded net of rebates.

U.S. Cellular strives to offer a competitive line of quality handsets to both new and existing customers. U.S. Cellular's customer retention efforts include offering new handsets, such as smartphones and premium handsets, at discounted prices to existing customers as the expiration date of the customer's service contract approaches. U.S. Cellular also continues to sell handsets to agents; this practice enables U.S. Cellular to provide better control over the quality of handsets sold to its customers, establish roaming preferences and earn quantity discounts from handset manufacturers which are passed along to agents. U.S. Cellular anticipates that it will continue to sell handsets to agents in the future.

The decrease in 2009 Equipment sales revenues was driven primarily by a decline of 8% in average revenue per handset sold due to aggressive promotional pricing across all categories of handsets, partially offset by an increase in the total number of handsets sold. The increase in 2008 Equipment sales revenues was driven by an increase of 10% in average revenue per handset sold, primarily reflecting the sale of more expensive handsets with expanded capabilities, including smartphones and premium handsets.

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

Key components of the overall increases in system operations expenses were as follows:

•
Maintenance, utility and cell site expenses increased $14.4 million, or 5%, in 2009 and $24.6 million, or 9% in 2008, driven primarily by increases in the number of cell sites within U.S. Cellular's network. The number of cell sites totaled 7,279 in 2009, 6,877 in 2008 and 6,383 in 2007, as U.S. Cellular continued to grow by expanding and enhancing coverage in its existing markets. In 2008 and 2007, growth also included acquisitions of existing wireless operations. The increase in 2009 and 2008 also was due to an increase in software maintenance costs to support rapidly growing data needs.

•
Expenses incurred when U.S. Cellular's customers used other carriers' networks while roaming increased $4.3 million, or 2%, in 2009 and $28.0 million, or 17%, in 2008. The increase in 2009 was due primarily to higher data usage. The increase in 2008 was due to an increase in roaming minutes of use driven by customer migration to national and wide area plans.

•
In 2009, the cost of network usage on U.S. Cellular's systems decreased $6.1 million, or 2%, due primarily to reduced interconnection costs, which reflected a change in estimate during the fourth quarter (as disclosed in Note (5) to Consolidated Quarterly Information (Unaudited) below), partially offset by an increase in data usage. In 2008, cost of network usage increased $14.4 million, or 5%, as voice and data usage on U.S. Cellular's systems increased driven primarily by continued migration to voice plans with a larger number of packaged minutes, text messaging plans, and other data offerings. In both years, data network and developer costs also increased due to the increase in data usage.

U.S. Cellular expects total system operations expenses to increase in the foreseeable future, driven by the following factors:

•
Increases in the number of cell sites and other network facilities within U.S. Cellular's systems as it continues to add capacity and enhance quality;

•
Continued expansion of 3G services to additional markets; and

•
Increases in total customer usage, driven by text messaging and other data usage, both on U.S. Cellular's network and by U.S. Cellular's customers on other carriers' networks when roaming.

Cost of equipment sold

Cost of equipment sold remained relatively flat in 2009 compared to 2008. A reduction in the average cost per handset sold, reflecting lower overall purchase costs, was offset by an increase in the total number of handsets sold. Cost of equipment sold increased in 2008 due primarily to a 13% increase in the average cost per handset sold as a result of sales of more expensive handsets with expanded capabilities, including smartphones and premium handsets.

U.S. Cellular expects loss on equipment, defined as equipment sales revenues less cost of equipment sold, to increase in the foreseeable future as wireless carriers continue to use handset availability and pricing as a means of competitive differentiation. New handsets with expanded capabilities, particularly smartphones and premium handsets, generally have higher purchase costs for carriers which, due to competitive market conditions, generally cannot be recovered through proportionately higher selling prices to customers.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries, commissions and expenses of field sales and retail personnel and facilities; telesales department salaries and expenses; agent commissions and related expenses; corporate marketing and merchandise management; and advertising. Selling, general and administrative expenses also include bad debts expense, costs of operating customer care centers and corporate expenses.

Key components of the net increases in Selling, general and administrative expenses were as follows:

2009—

•
General and administrative expenses increased $57.4 million, or 7%, due primarily to higher bad debts expense as a result of higher bad debt write-offs and a change in estimate during the fourth quarter (as disclosed in Note (5) to Consolidated Quarterly Information (Unaudited) below); higher employee related expenses; costs of the Battery Swap program; and investments in multi-year initiatives as described in the Overview section. Partially offsetting these and other increases were lower USF contributions (most of the USF contribution expenses are offset by revenues for amounts passed through to customers).

•
Advertising expenses decreased $18.3 million, or 7%. Advertising expenses in 2008 included expenditures related to the launch in June 2008 of a new branding campaign, Believe in Something Better®.

•
Other selling and marketing expenses increased $8.6 million, or 2%, reflecting higher commissions due to a greater number of retail sales and renewals.

2008—

•
General and administrative expenses increased $63.3 million, or 8%, due to increases in employee related expenses; increases related to bad debts expense (reflecting both higher revenues and higher bad debts as a percent of revenues); and increases in USF contributions and other regulatory fees and taxes. Partially offsetting these expenses were decreases in consulting and outsourcing expenses and billing expenses.

•
Advertising expenses increased $47.3 million, or 21%, due primarily to an increase in media purchases, including expenditures related to the launch in June 2008 of a new branding campaign, Believe in Something Better®.

•
Other selling and marketing expenses increased $31.9 million, or 6%, reflecting more retail sales associates, higher retail facilities expenses and higher commissions due to a greater number of retail sales and renewals.

U.S. Cellular expects Selling, general and administrative expenses to increase in the foreseeable future driven primarily by increases in expenses associated with acquiring, serving and retaining customers, as well as costs related to its multi-year initiatives discussed previously.

Depreciation, amortization and accretion

Depreciation, amortization and accretion decreased $6.3 million, or 1%, due primarily to fully depreciating Time Division Multiple Access ("TDMA") and analog network equipment in 2008, partially offset by accelerating depreciation of certain cell site and switch equipment in 2009. U.S. Cellular discontinued its TDMA-based service in 2009; in connection with such discontinuance, property, plant and equipment in service and accumulated depreciation of $452.0 million were eliminated from the Consolidated Balance Sheet.

See "Financial Resources" and "Liquidity and Capital Resources" for a discussion of U.S. Cellular's capital expenditures.

Loss on impairment of intangible assets

U.S. Cellular recognized impairment losses on licenses as indicated in the table below. The impairment loss in 2009 was incurred in connection with the annual impairment assessment of licenses and goodwill performed during the fourth quarter of 2009. The 2008 impairment loss was attributable to the deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008. These factors impacted U.S. Cellular's calculation of the estimated fair value of licenses in the fourth quarter of 2008 through the use of a higher discount rate when projecting future cash flows and lower than previously projected earnings in the wireless industry.

In 2007, $20.8 million of the impairment loss was recognized in conjunction with an exchange of personal communication licenses with Sprint Nextel. Of the remaining 2007 impairment loss, $2.1 million related to other licenses and $1.9 million related to impairments of customer lists.

The impact of impairment losses related to licenses was as follows:

(Dollars in millions, except per share amounts)	2009	2008	2007
Net income attributable to U.S. Cellular shareholders, excluding licenses impairments(1)	$224.7	$269.3	$329.2

Loss on impairment of intangible assets related to licenses(2)	(14.0)	(386.7)	(23.0)
Income tax benefit and noncontrolling interest impact of licenses impairments(1)	5.3	150.4	8.5

Impact of licenses impairments on Net income attributable to U.S. Cellular shareholders(1)	(8.7)	(236.3)	(14.5)

Net income attributable to U.S. Cellular shareholders	$216.0	$33.0	$314.7

Diluted earnings per share attributable to U.S. Cellular shareholders, excluding licenses impairments(1)	$2.58	$3.07	$3.72
Impact of licenses impairments on Diluted earnings per share attributable to U.S. Cellular shareholders(1)	(0.10)	(2.69)	(0.16)

Diluted earnings per share attributable to U.S. Cellular shareholders	$2.48	$0.38	$3.56

(1)
These amounts are non-GAAP financial measures. The purpose of presenting these measures is to provide information on the impact of losses on impairment related to licenses on results of operations. Such impairments are discrete, significant amounts that impact the comparability of the results of operations, and U.S. Cellular believes it is useful to disclose these impacts. The income tax and noncontrolling interest impact is calculated by allocating the losses on impairment to the respective consolidated subsidiaries, and applying the income tax rate and noncontrolling interest percentages applicable to these respective subsidiaries.

(2)
Loss on impairment of intangible assets on the Consolidated Statement of Operations for 2007 also included a $1.9 million loss on impairment related to customer lists.

See the section below entitled, "Application of Critical Accounting Policies and Estimates—Goodwill and Licenses" for a further discussion of the 2009 and 2008 licenses impairments.

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

Components of Other Income (Expense)

Year Ended December 31,	2009	Increase/ (Decrease)	Percentage Change	2008	Increase/ (Decrease)	Percentage Change	2007
(Dollars in thousands)
Operating income	$326,407	$298,697	>100%	$27,710	$(368,489)	(93)%	$396,199
Equity in earnings of unconsolidated entities	96,800	4,819	5%	91,981	1,948	2%	90,033
Interest and dividend income	3,597	(2,133)	(37)%	5,730	(7,329)	(56)%	13,059
Fair value adjustment of derivative instruments	—	—	N/M	—	5,388	N/M	(5,388)
Gain on disposition of investments	—	(16,628)	N/M	16,628	(121,359)	(88)%	137,987
Interest expense	(76,367)	823	1%	(77,190)	7,489	9%	(84,679)
Other, net	1,442	173	14%	1,269	1,979	>100%	(710)

Total investment and other income	25,472	(12,946)	(34)%	38,418	(111,884)	(74)%	150,302

Income before income taxes	351,879	285,751	>100%	66,128	(480,373)	(88)%	546,501
Income tax expense	114,103	(106,048)	>100%	8,055	208,656	96%	216,711

Net income	237,776	179,703	>100%	58,073	(271,717)	(82)%	329,790
Less: Net income attributable to noncontrolling interests, net of tax	(21,768)	3,315	13%	(25,083)	(10,027)	(67)%	(15,056)

Net income attributable to U.S. Cellular shareholders	$216,008	$183,018	>100%	$32,990	$(281,744)	(90)%	$314,734

N/M—Percentage change not meaningful

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents U.S. Cellular's share of net income from markets in which it has a noncontrolling interest and that are accounted for by the equity method. U.S. Cellular follows the equity method of accounting for unconsolidated entities over which it has the ability to exercise significant influence, generally entities in which its ownership interest is less than or equal to 50% but equals or exceeds 20% for corporations and 3% for partnerships and limited liability companies.

U.S. Cellular's investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $64.7 million, $66.1 million and $71.2 million to Equity in earnings of unconsolidated entities in 2009, 2008 and 2007, respectively. U.S. Cellular also received cash distributions from the LA Partnership of $66.0 million in each of 2009, 2008 and 2007.

Fair value adjustment of derivative instruments

Fair value adjustment of derivative instruments in 2007 reflected the change in the fair value of the bifurcated embedded collars within the variable prepaid forward contracts related to the Vodafone Group American Depository Receipts ("ADRs"). U.S. Cellular settled the forward contracts related to the Vodafone ADRs and sold the remaining ADRs in May 2007.

Gain on disposition of investments

Gain on disposition of investments in 2008 related to the exchange of Rural Cellular Corporation ("RCC") shares for cash in conjunction with Verizon's acquisition of RCC. Gain on disposition of investments in 2007 included $131.7 million resulting from the settlement of variable prepaid forward contracts related to Vodafone ADRs and the disposition of the remaining Vodafone ADRs. See Note 4—Gain on Disposition of Investments in the Notes to Consolidated Financial Statements for additional information regarding these transactions.

Interest expense

Interest expense is summarized by related debt instrument in the following table:

Year Ended December 31,	2009	2008	2007
(Dollars in thousands)
6.7% senior notes	$37,084	$37,085	$37,084
7.5% senior notes	25,114	25,113	25,113
8.75% senior notes(1)	11,166	11,383	11,380
Forward contracts(2)	—	—	3,514
Revolving credit facility	3,011	3,061	4,967
Other	(8)	548	2,621

Total interest expense	$76,367	$77,190	$84,679

(1)
The 8.75% senior notes were due November 1, 2032. Interest was paid quarterly. U.S. Cellular redeemed the notes in whole at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest on December 24, 2009, which resulted in a total redemption payment of $131.7 million.

(2)
In May 2002, U.S. Cellular entered into the forward contracts relating to its investment in Vodafone ADRs. Taken together, the forward contracts allowed U.S. Cellular to borrow an aggregate of $159.9 million against the Vodafone ADRs. The forward contracts bore interest, payable quarterly, at the London InterBank Offered Rate ("LIBOR") plus 50 basis points.

Income tax expense

The effective tax rates on Income before income taxes ("pre-tax income") for 2009, 2008 and 2007 were 32.4%, 12.2% and 39.7%, respectively. The following significant discrete and other items impacted income tax expense for these years:

2009—Includes tax benefits of $7.7 million and $7.2 million resulting from a state tax law change and the release of state valuation allowances, respectively.

2008—Includes tax benefits of $7.6 million and $2.5 million resulting from a change in filing positions in certain states and the resolution of a prior period tax issue, respectively. The percentage impact of these benefits was magnified due to the 2008 Loss on impairment of intangible assets of $386.7 million, which decreased pre-tax income.

2007—Includes tax expense of $3.3 million and $4.6 million due to the increase in valuation allowances resulting from the restructuring of certain legal entities and the write-off of deferred tax assets for certain partnerships, respectively.

INFLATION

Management believes that inflation affects U.S. Cellular's business to no greater or lesser extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

In general, recent accounting pronouncements did not have and are not expected to have a significant effect on U.S. Cellular's financial condition and results of operations.

See Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for information on recent accounting pronouncements.

 FINANCIAL RESOURCES

U.S. Cellular operates a capital- and marketing-intensive business. U.S. Cellular utilizes cash from its operating activities, cash proceeds from divestitures, short-term credit facilities and long-term debt financing to fund its acquisitions (including licenses), construction costs, operating expenses and Common Share repurchases. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions, capital expenditures and other factors. The table below and the following discussion in this Financial Resources section summarize U.S. Cellular's cash flow activities in 2009, 2008 and 2007.

	2009	2008	2007
(Dollars in thousands)
Cash flows from (used in)
Operating activities	$881,808	$922,777	$863,078
Investing activities	(561,451)	(904,027)	(579,481)
Financing activities	(196,942)	(52,287)	(111,976)

Net increase (decrease) in cash and cash equivalents	$123,415	$(33,537)	$171,621

Cash Flows From Operating Activities

The following table presents operating income before certain non-cash items and is included for purposes of analyzing changes in cash flows from operating activities:

	2009	2008	2007
(Dollars in thousands)
Operating income	$326,407	$27,710	$396,199
Non-cash items
Depreciation, amortization and accretion	570,658	576,931	578,186
Loss on impairment of intangible assets	14,000	386,653	24,923
Loss on asset disposals, net	15,176	23,378	34,016

Operating income before certain non-cash items(1)	$926,241	$1,014,672	$1,033,324

(1)
Operating income before certain non-cash items is a segment measure reported to the chief operating decision maker for purposes of making decisions about allocating resources and assessing performance of segments. U.S. Cellular has only one reportable segment, wireless operations; accordingly, this financial measure is reported only on a consolidated basis. U.S. Cellular believes this measure provides useful information to investors regarding U.S. Cellular's financial condition and results of operations because it highlights certain key cash and non-cash items and their impacts on cash flows from operating activities. This amount may also be commonly referred to by management as operating cash flow.

Cash flows from operating activities in 2009 were $881.8 million, a decrease of $41.0 million from 2008. Significant changes included the following:

•
Operating cash flow, as shown in the table above, decreased by $88.4 million.

•
Changes in accounts receivable, net of bad debts expense, required $1.8 million in 2009 and provided $5.1 million in 2008, resulting in a $6.9 million decrease in cash flows. This change was driven primarily by service credit promotions offered to customers in the fourth quarter of 2008.

•
Changes in inventory required $36.0 million in 2009 and $15.6 million in 2008. The $20.4 million decrease in cash flows was attributed to a higher volume of handsets on hand as well as the continued mix shift towards higher-cost premium and smartphone devices.

•
Changes in accounts payable, customer deposits and deferred revenues provided $45.3 million in 2009 and $4.1 million in 2008. The resultant $41.2 million increase in cash flows was driven primarily by timing differences in payments of accounts payable and lower deposit requirements for new customers in 2009.

•
Income tax payments, net of refunds, in 2009 and 2008 were $36.9 million and $116.5 million, respectively, resulting in an increase in cash flows of $79.6 million. The decrease in payments from 2008 to 2009 was due to a year-over-year decrease in forecasted income and an overpayment of income taxes in 2008.

•
In 2009, a $34.0 million deposit was paid to TDS for U.S. Cellular's proportionate share of a deposit TDS made to the Internal Revenue Service (IRS) to eliminate any potential interest due to the IRS subsequent to the date of the deposit. The deposit was recorded in Change in other assets and liabilities in the Consolidated Statement of Cash Flows in 2009. See Note 5—Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Cash flows from operating activities in 2008 were $922.8 million, an increase of $59.7 million from 2007. Significant changes included the following:

•
Changes in accounts receivable, net of bad debts expense, provided $5.1 million in 2008 and required $31.7 million in 2007, resulting in a $36.8 million increase in cash flows. This change was due primarily to a receivable from an affiliate that was accrued in 2007 and paid in 2008, contributing to a $25.0 million increase in cash flows.

•
Changes in inventory required $15.6 million in 2008 and provided $16.3 million in 2007. The $31.9 million decrease in cash flows was attributable to more handsets on hand at December 31, 2008 relative to December 31, 2007, partially as a result of additional retail stores that commenced operations during 2008.

Cash Flows From Investing Activities

U.S. Cellular makes substantial investments to construct and upgrade modern high-quality wireless communications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in potentially revenue-enhancing and cost-reducing upgrades of U.S. Cellular's networks. Cash flows used for investing activities also represent cash required for the acquisition of wireless properties or licenses. Proceeds from exchanges and divestiture transactions have provided funds in recent years which have partially offset the cash requirements for investing activities; however, such sources cannot be relied upon to provide continuing or regular sources of financing.

The primary purpose of U.S. Cellular's construction and expansion expenditures is to provide for customer and usage growth, to upgrade service and to take advantage of service-enhancing and cost-reducing technological developments in order to maintain competitive services.

Cash used for property, plant and equipment and system development expenditures totaled $546.8 million in 2009, $585.6 million in 2008 and $565.5 million in 2007. These expenditures were made to construct new cell sites, increase capacity in existing cell sites and switches, upgrade technology including the overlay of 3G technology in certain markets, develop new and enhance existing office systems, and construct new and remodel existing retail stores.

Acquisitions required cash payments of $16.0 million in 2009, $341.7 million in 2008 and $21.5 million in 2007, respectively, as summarized below:

Cash Payment for Acquisitions(1)	2009	2008	2007
(Dollars in millions)
Auction 73 licenses(2)	$—	$300.5	$—
All other licenses	15.8	32.3	3.2
Business acquisitions(3)	—	8.9	18.3
All other	0.2	—	—

Total	$16.0	$341.7	$21.5

(1)
Cash amounts paid for the acquisitions may differ from the purchase price due to cash acquired in the transactions and cash payments remitted in periods subsequent to the respective transactions.

(2)
King Street Wireless L.P., an entity in which a subsidiary of U.S. Cellular is a limited partner with a 90% partnership interest, made these payments. U.S. Cellular loaned these funds to the partnership and the general partner and made direct capital investments to fund the auction payment.

(3)
For purposes of presentation in this table, this line item includes the purchase of an entire business or the purchase of additional interests in entities already partially owned by U.S. Cellular.

In 2008, U.S. Cellular realized cash proceeds of $16.7 million from the disposition of Rural Cellular Corporation ("RCC") Common Shares in conjunction with Verizon Wireless' acquisition of RCC. In 2007, U.S. Cellular realized cash proceeds of $4.3 million related to the disposition of Vodafone ADRs. See Note 4—Gain on Disposition of Investments in the Notes to Consolidated Financial Statements for details of these transactions.

Cash Flows From Financing Activities

Cash flows from financing activities primarily reflect changes in short-term and long-term debt balances, distributions to noncontrolling interests, cash used to repurchase Common Shares and cash proceeds from re-issuance of Common Shares pursuant to stock-based compensation plans. U.S. Cellular has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase Common Shares. Internally generated funds as well as proceeds from forward contracts and the sale of non-strategic wireless and other investments, from time to time, have been used to reduce short-term debt.

There were no short-term borrowings or repayments during 2009. Cash received from short-term borrowings under U.S. Cellular's revolving credit facility provided $100.0 million in 2008 and $25.0 million in 2007, while repayments required $100.0 million in 2008 and $60.0 million in 2007.

In 2009, U.S. Cellular redeemed its outstanding 8.75% senior notes for their principal amount of $130.0 million and retired its 9% installment notes payable in the amount of $10.0 million. There were no redemptions of long-term debt in 2008 or 2007.

In 2009, U.S. Cellular repurchased Common Shares at an aggregate cost of $33.6 million. In 2008, U.S. Cellular repurchased Common Shares at an aggregate cost of $32.9 million. U.S. Cellular also received $4.6 million in 2008 from an investment banking firm for the final settlement of Accelerated Share Repurchases ("ASR") made in 2007. In 2007, U.S. Cellular purchased Common Shares for $87.9 million from an investment banking firm in connection with three ASR programs. As discussed above, in 2008, U.S. Cellular received $4.6 million from the investment banking firm in final settlement of the ASR programs; thus, the net cost of Common Shares purchased pursuant to such programs was $83.3 million. See Note 15—Common Shareholders' Equity in the Notes to Consolidated Financial Statements for additional information related to these transactions.

 LIQUIDITY AND CAPITAL RESOURCES

U.S. Cellular believes that existing cash balances, expected cash flows from operating activities and funds available under its new revolving credit facility provide substantial liquidity and financial flexibility for U.S. Cellular to meet its normal financing needs (including working capital, construction and development expenditures, and share repurchases under its approved program) for the foreseeable future. In addition, U.S. Cellular may have access to public and private capital markets to help meet its financing needs.

Consumer spending significantly impacts U.S. Cellular's operations and performance. Factors that influence levels of consumer spending include: unemployment rates, increases in fuel and other energy costs, conditions in residential real estate and mortgage markets, labor and health care costs, access to credit, consumer confidence and other macroeconomic factors. Changes in these and other economic factors could have a material adverse effect on demand for U.S. Cellular's products and services and on U.S. Cellular's financial condition and results of operations.

U.S. Cellular cannot provide assurances that circumstances that could have a material adverse affect on its liquidity or capital resources will not occur. Economic conditions, changes in financial markets or other factors could restrict U.S. Cellular's liquidity and availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development, acquisition or share repurchase programs. Such reductions could have a material adverse effect on U.S. Cellular's business, financial condition or results of operations.

Cash and Cash Equivalents

At December 31, 2009, U.S. Cellular had $294.4 million in cash and cash equivalents, which include cash and short-term, highly liquid investments with original maturities of three months or less. The primary objective of U.S. Cellular's cash and cash equivalents investment activities is to preserve principal. At December 31, 2009, U.S. Cellular invested substantially all of its cash balances in money market funds that invested exclusively in short-term U.S. Treasury securities or repurchase agreements backed by U.S. Treasury securities. U.S. Cellular monitors the financial viability of the money market funds in which it invests and believes that the credit risk associated with these investments is low.

Revolving Credit Facility

U.S. Cellular has a revolving credit facility available for general corporate purposes. On June 30, 2009, U.S. Cellular entered into a new $300 million revolving credit agreement with certain lenders and other parties. At December 31, 2009, there were no outstanding borrowings and $0.2 million of outstanding letters of credit, leaving $299.8 million available for use. In connection with U.S. Cellular's new revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated June 30, 2009 together with the administrative agent for the lenders under U.S. Cellular's new revolving credit facility. At December 31, 2009, no U.S. Cellular debt was subordinated pursuant to this subordination agreement. See Note 13—Debt in the Notes to Consolidated Financial Statements for the details of this revolving credit facility and the subordination agreement.

U.S. Cellular's interest cost on its new revolving credit facility is subject to increase if its current credit rating from Standard & Poor's Rating Services, Moody's Investors Service and/or Fitch Ratings is lowered and is subject to decrease if the rating is raised. The new credit facility would not cease to be available nor would the maturity date accelerate solely as a result of a downgrade in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew the new credit facility or obtain access to other credit facilities in the future.

U.S. Cellular's credit ratings as of December 31, 2009 and the dates that such ratings were issued/re-affirmed were as follows:

Moody's (re-affirmed September 21, 2009)	Baa2	—stable outlook
Standard & Poor's (re-affirmed September 18, 2009)	BBB-	—positive outlook
Fitch Ratings (issued August 20, 2009)	BBB+	—negative outlook

The continued availability of the new revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries. U.S. Cellular believes it was in compliance as of December 31, 2009 with all covenants and requirements set forth in its new revolving credit facility. There were no intercompany loans at December 31, 2009 or 2008.

Long-Term Financing

U.S. Cellular's long-term debt indenture does not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future. U.S. Cellular believes it was in compliance as of December 31, 2009 with all covenants and other requirements set forth in its long-term debt indenture. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indenture.

The long-term debt principal payments due for the next five years represent less than 1% of the total long-term debt obligation at December 31, 2009. Refer to the section Market Risk—Long-Term Debt, for additional information regarding required principal payments and the weighted average interest rates related to U.S. Cellular's long-term debt.

U.S. Cellular, at its discretion, may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

In December 2009, U.S. Cellular redeemed in whole its $130.0 million senior notes which carried an interest rate of 8.75%. These notes were scheduled to mature in 2032.

Capital Expenditures

U.S. Cellular's capital expenditures for 2010 are expected to be approximately $600 million. These expenditures are expected to be for the following general purposes:

•
Expand and enhance U.S. Cellular's coverage in its service areas;

•
Provide additional capacity to accommodate increased network usage by current customers;

•
Overlay 3G technology in certain markets;

•
Develop and enhance office systems; and

•
Develop new billing and other customer management-related systems and platforms.

U.S. Cellular plans to finance its capital expenditures program for 2010 using cash on hand, cash flows from operating activities and, if necessary, short-term debt.

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

Acquisitions, Divestitures and Exchanges

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those wireless interests that are not strategic to its long-term success. U.S. Cellular also from time to time may be engaged in negotiations relating to the acquisition, divestiture or exchange of companies, strategic properties or wireless spectrum. In general, U.S. Cellular may not disclose such transactions until there is a definitive agreement. See Note 8—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for details on significant transactions in 2009, 2008 and 2007.

Variable Interest Entities

U.S. Cellular consolidates certain entities because they are "variable interest entities" under accounting principles generally accepted in the United States of America ("GAAP"). See Note 6—Variable Interest Entities in the Notes to Consolidated Financial Statements for the details of these variable interest entities. U.S. Cellular may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.

Common Share Repurchase Program

U.S. Cellular has repurchased and expects to continue to repurchase its Common Shares subject to the repurchase program. For additional information related to the current repurchase authorization and repurchases made during 2009, 2008 and 2007, see Note 15—Common Shareholders' Equity in the Notes to Consolidated Financial Statements.

Contractual and Other Obligations

At December 31, 2009, the resources required for contractual obligations were as follows:

		Payments Due by Period
(Dollars in millions)	Total	Less Than 1 Year	2 - 3 Years	4 - 5 Years	More Than 5 Years
Long-term debt obligations(1)	$874.0	$—	$—	$—	$874.0
Interest payments on long-term debt obligations	1,481.2	61.2	122.4	122.4	1,175.2
Operating leases(2)	1,036.3	135.0	213.7	129.5	558.1
Capital leases	8.9	0.5	1.1	1.1	6.2
Purchase obligations(3)	695.0	416.9	177.5	61.9	38.7

	$4,095.4	$613.6	$514.7	$314.9	$2,652.2

(1)
Includes current and long-term portions of debt obligations. The total long-term debt obligation differs from Long-term debt on the Consolidated Balance Sheet due to the $10.8 million unamortized discount related to U.S. Cellular's 6.7% senior notes. See Note 13—Debt in the Notes to Consolidated Financial Statements.

(2)
Includes future lease costs related to office space, retail sites, cell sites and equipment. See Note 14—Commitments and Contingencies in the Notes to Consolidated Financial Statements.

(3)
Includes obligations payable under non-cancellable contracts, commitments for network facilities and transport services, agreements for software licensing and long-term marketing programs.

The table above does not include any liabilities related to "unrecognized tax benefits" as defined by GAAP because U.S. Cellular is unable to predict the period of settlement of such liabilities. Such unrecognized tax benefits were $34.4 million at December 31, 2009. See Note 5—Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

Off-Balance Sheet Arrangements

U.S. Cellular has no transactions, agreements or other contractual arrangements with unconsolidated entities involving "off-balance sheet arrangements," as defined by Securities and Exchange Commission rules, that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Insurance

U.S. Cellular has several commercial property and casualty insurance policies with a variety of subsidiary companies of American International Group, Inc. ("AIG"). These companies operate under the insurance regulations of various states including New York, Pennsylvania and Delaware. U.S. Cellular has inquired into the ability of these AIG companies to meet their obligations in the event of a claim against these policies and has received assurance from AIG and U.S. Cellular's insurance brokers that the companies remain able to meet these obligations. State insurance regulators and the rating agencies have issued press releases indicating the same. U.S. Cellular did not have any significant property and casualty claims outstanding with these companies as of December 31, 2009. U.S. Cellular continues to monitor the financial condition of these and other insurance providers.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

U.S. Cellular prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). U.S. Cellular's significant accounting policies are discussed in detail in Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements.

Management believes the application of the following critical accounting policies and the estimates required by such application reflect its most significant judgments and estimates used in the preparation of U.S. Cellular's consolidated financial statements. Management has discussed the development and selection of each of the following accounting policies and related estimates and disclosures with the Audit Committee of U.S. Cellular's Board of Directors.

Goodwill and Licenses

As of December 31, 2009, the carrying values of U.S. Cellular's goodwill and licenses were $494.7 million and $1,435.0 million, respectively. Licenses include those won by Carroll Wireless, Barat Wireless, King Street Wireless and Aquinas Wireless in various FCC auctions, as discussed in Note 6—Variable Interest Entities in the Notes to Consolidated Financial Statements.

See Note 9—Licenses and Goodwill in the Notes to Consolidated Financial Statements for additional information related to goodwill and licenses activity in 2009 and 2008.

Goodwill and licenses must be assessed for impairment annually or more frequently if events or changes in circumstances indicate that such assets might be impaired.

The impairment test for goodwill is a two-step process. The first step compares the fair value of the reporting unit as identified to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill in this second step, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit represents the implied fair value of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for that difference.

The impairment test for intangible assets other than goodwill consists of comparing the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference.

Quoted market prices in active markets are the best evidence of fair value of an asset or reporting unit and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues, or similar performance measures. The use of these techniques involves assumptions by management about factors that are uncertain including future cash flows, the appropriate discount rate and other inputs. Different assumptions for these inputs could create materially different results.

As discussed below, U.S. Cellular completed its required annual impairment assessment of goodwill and licenses for 2009 as of November 1, 2009. In connection with that assessment, U.S. Cellular determined that no impairment existed related to goodwill, and recognized an impairment loss in the amount of $14.0 million related to licenses. There can be no assurance that upon review at a later date material impairment charges will not be required.

Historically, U.S. Cellular completed the required annual impairment assessment of goodwill and licenses in the second quarter of each year. Effective April 1, 2009, U.S. Cellular adopted a new accounting policy whereby its annual impairment review of goodwill and indefinite-lived intangible assets will be performed as of November 1 instead of the second quarter of each year, as discussed in Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements. Accordingly, U.S. Cellular performed its annual impairment test for 2009 as of November 1, 2009 whereas its annual impairment test for 2008 was performed as of April 1, 2008. In 2008, however, as a result of deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, U.S. Cellular performed another impairment assessment of licenses and goodwill as of December 31, 2008. Accordingly, the following discussion compares the impairment test as of November 1, 2009 to December 31, 2008.

Goodwill

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a "reporting unit." For purposes of impairment testing of goodwill in 2009, U.S. Cellular identified five reporting units based on geographic service areas. There were no changes to U.S. Cellular's reporting units, the allocation of goodwill to U.S. Cellular's reporting units, or to U.S. Cellular's overall goodwill impairment testing methodology between its two most recent impairment testing dates, November 1, 2009 and December 31, 2008.

A discounted cash flow approach was used to value each reporting unit, using value drivers and risks specific to the current industry and economic markets. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the revenue growth rate, discount rate, and projected capital expenditures. These assumptions were as follows as of the two most recent impairment testing dates:

Key assumptions	November 1, 2009	December 31, 2008
Weighted-average expected revenue growth rate (next four years)	2.13%	2.69%
Weighted-average long-term and terminal revenue growth rate (after year four)	2.00%	2.00%
Discount rate	11.50%	10.50%
Average annual capital expenditures (millions)	$520	$556

The increase in the discount rate between December 31, 2008 and November 1, 2009 was primarily a result of the company-specific risk premium ("CSRP") applied to the cost of equity calculation. The selection of the higher CSRP was based on a variety of factors including the risks associated with the underlying projections relative to the market and the specific risk factors facing U.S. Cellular such as the highly concentrated and competitive nature of the market. U.S. Cellular believes a market participant would include this CSRP when estimating the discount rate.

As of November 1, 2009, the fair values of the reporting units exceeded their respective carrying values by amounts ranging from 41% to 101% of the respective carrying values. Therefore, no impairment of goodwill existed. Given that the fair values of the respective reporting units significantly exceeded their respective carrying values, the terminal growth rate assumptions would need to decrease to negative amounts, ranging from negative 24% to negative 135%, in order to yield estimated fair values equal to the carrying values of the respective reporting units at November 1, 2009.

The carrying value of each U.S. Cellular reporting unit as of December 31, 2009 was as follows:

Reporting unit	Carrying value
(Dollars in millions)
Central Region	$1,094
Mid-Atlantic Region	677
New England Region	222
New York Region	126
Northwest Region	318

Total	$2,437

Licenses

U.S. Cellular tests licenses for impairment at the level of reporting referred to as a "unit of accounting." For purposes of its impairment testing of licenses as of December 31, 2008 and November 1, 2009, U.S. Cellular separated its FCC licenses into eighteen units of accounting based on geographic service areas. Thirteen of these eighteen units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing.

Developed operating market licenses ("built licenses")

As indicated in Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements—Goodwill and Licenses Impairment Assessment, in 2009 U.S. Cellular changed its method of estimating the fair value of built licenses for purposes of impairment testing from the multiple period excess cash flow method ("MPECF method") to the build-out method. U.S. Cellular elected to make this change as the build-out method is a more widely used and accepted valuation method in estimating the fair value of licenses for purposes of impairment testing in the wireless industry. U.S. Cellular does not believe the build-out method yields a significantly different estimate of the fair value of licenses than the MPECF method.

Significant assumptions within the build-out method include the hypothetical build-out period, discount rate, long-term EBITDA margin, penetration rate, revenue growth rate, new subscriber costs, and capital expenditure and maintenance requirements. The penetration rate, revenue growth rate, new subscriber costs, and capital expenditure and maintenance requirements varied among the different units of accounting and between years within the forecast periods. The following key assumptions were applied consistently across all units of accounting for purposes of the November 1, 2009 licenses impairment assessment:

Key assumptions
Build-out period	7 years
Discount rate	10.0%
Long-term EBITDA margin	32.7%

The discount rate used in the license valuation is less than the discount rate used in the valuation of reporting units for purposes of goodwill impairment testing due to reduced risk. Specifically, from a market participant perspective, the risks inherent in owning a specific wireless license are less than those associated with owning and operating an entire wireless business.

The discount rate is the most significant assumption in both the MPECF method and the build-out method. The discount rate is estimated based on the overall risk-free interest rate adjusted for industry participant information, such as a typical capital structure (i.e., debt-equity ratio), the after-tax cost of debt and the cost of equity. The cost of equity takes into consideration the average risk specific to individual market participants and the specific risk to U.S. Cellular. The discount rates used for the licenses impairment tests at December 31, 2008 (under the MPECF method) and November 1, 2009 (under the build-out method) were 9.5% and 10.0%, respectively. The increase in the discount rate between these two dates was primarily a result of the company-specific risk premium ("CSRP") applied to the cost of equity calculation. The selection of the higher CSRP was based on a variety of specific risk factors facing U.S. Cellular including the risks associated with the underlying projections relative to the market and the highly concentrated and competitive nature of the market.

The results of the licenses impairment test at November 1, 2009 resulted in the recognition of a loss on impairment of $14.0 million. If the discount rate had increased by 1.0% to 11.0%, the impairment loss would have increased by $657 million; if the discount rate had decreased by 1.0% to 9.0%, no impairment loss would have been recognized.

Non-operating market licenses ("unbuilt licenses")

For purposes of performing impairment testing of unbuilt licenses, U.S. Cellular prepares estimates of fair value by reference to prices paid in recent auctions and market transactions where available. If such information is not available, the fair value of the unbuilt licenses is assumed to have changed by the same percentage, and in the same direction, that the fair value of built licenses measured using the build-out method changed during the period. None of the $14.0 million total impairment loss recognized as a result of the November 1, 2009 licenses impairment test related to unbuilt licenses.

Carrying Value of Licenses

The carrying value of licenses at December 31, 2009 was as follows:

Unit of accounting	Carrying value
(Dollars in millions)
Operating markets (5 units of accounting)
Central Region	$623
Mid-Atlantic Region	197
New England Region	76
Northwest Region	57
New York Region	—
Non-operating markets (13 units of accounting)
Central (3 states)	103
South Central (3 states)	5
North Central (3 states)	27
Southwest Central I (3 states)	8
Southwest Central II (4 states)	24
Northwest Central I (5 states)	14
Northwest Central II (5 states)	151
Mid-Atlantic I (3 states)	35
Mid-Atlantic II (7 states)	37
Mississippi Valley (14 states)	44
Northeast (4 states)	24
North Northwest (2 states)	4
South Northwest (2 states)	6

Total	$1,435

Due to the recently recorded impairment charges, $57 million of these licenses were recorded at fair value as of December 31, 2009. In addition, licenses with an aggregate carrying value of $1,105 million were in units of accounting where the fair value exceeded the carrying value by amounts less than 10% of the carrying value. Therefore, U.S. Cellular believes that there is an increased likelihood that any declines in the fair value of such licenses in future periods would result in the recognition of impairment losses on such licenses and any such impairment losses would have a negative impact on future results of operations. The impairment losses on licenses are not expected to have a future impact on liquidity. U.S. Cellular is unable to predict the amount, if any, of future impairment losses attributable to licenses. Further, historical operating results, particularly amounts related to impairment losses, are not indicative of future operating results.

Property, Plant and Equipment—Depreciation

U.S. Cellular provides for depreciation using the straight-line method over the estimated useful lives of the assets. U.S. Cellular depreciates its leasehold improvement assets associated with leased properties over periods ranging from one to thirty years, which approximates the shorter of the assets' economic lives or the specific lease terms. Annually, U.S. Cellular reviews its property, plant and equipment lives to ensure that the estimated useful lives are appropriate. The estimated useful lives of property, plant and equipment are a critical accounting estimate because changing the lives of assets can result in larger or smaller charges for depreciation expense. Factors used in determining useful lives include technology changes, regulatory requirements, obsolescence and type of use. U.S. Cellular did not materially change the useful lives of its property, plant and equipment in 2009, 2008 or 2007.

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

The preparation of the consolidated financial statements requires U.S. Cellular to calculate its provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes, as well as estimating the impact of potential adjustments to tax returns filed and to be filed. These temporary differences result in deferred income tax assets and liabilities, which are included in U.S. Cellular's Consolidated Balance Sheet. U.S. Cellular must then assess the likelihood that deferred income tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any valuation allowance that is established for deferred income tax assets.

U.S. Cellular recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

See Note 5—Income Taxes in the Notes to Consolidated Financial Statements for details regarding U.S. Cellular's income tax provision, deferred income taxes and liabilities, valuation allowances and unrecognized tax benefits, including information regarding estimates that impact income taxes.

Allowance for Doubtful Accounts

U.S. Cellular's accounts receivable primarily consist of amounts owed by customers pursuant to service contracts and for equipment sales, by agents for sales of equipment to them and by other wireless carriers whose customers have used U.S. Cellular's wireless systems.

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

See Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for additional information regarding U.S. Cellular's allowance for doubtful accounts.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

U.S. Cellular is billed for all services it receives from TDS pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular's Selling, general and administrative expenses. Some of these agreements were established prior to U.S. Cellular's initial public offering, when TDS owned more than 90% of U.S. Cellular's outstanding capital stock, and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses to the total assets, employees, investment in property, plant and equipment and expenses of TDS. Management believes that the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in U.S. Cellular's consolidated financial statements. Billings from TDS to U.S. Cellular totaled $114.8 million, $113.3 million and $121.8 million for 2009, 2008 and 2007, respectively.

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $8.6 million in 2009, $6.9 million in 2008 and $6.6 million in 2007.

The Audit Committee of the Board of Directors is responsible for the review and evaluation of all related party transactions, as such term is defined by the rules of the New York Stock Exchange.

 PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

•
Intense competition in the markets in which U.S. Cellular operates could adversely affect U.S. Cellular's revenues or increase its costs to compete.

•
A failure by U.S. Cellular to successfully execute its business strategy or allocate resources or capital could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

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

•
U.S. Cellular currently receives a significant amount of roaming revenues. As a result of acquisitions by other companies in the wireless industry, U.S. Cellular roaming revenues have declined significantly from amounts earned in certain prior years. Further industry consolidation and continued build outs by existing and new wireless carriers could cause roaming revenues to decline even more, which would have an adverse effect on U.S. Cellular's business, financial condition and results of operations.

•
A failure by U.S. Cellular to obtain access to adequate radio spectrum to meet current or anticipated future needs and/or to accurately predict future needs for radio spectrum could have an adverse effect on U.S. Cellular's business and operations.

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

•
The completion of acquisitions by other companies has led to increased consolidation in the wireless telecommunications industry. U.S. Cellular's lower scale relative to larger wireless carriers has in the past and could in the future prevent or delay its access to new products including handsets, new technology and/or new content and applications which could adversely affect U.S. Cellular's ability to attract and retain customers and, as a result, could adversely affect its business, financial condition or results of operations.

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

•
U.S. Cellular could incur higher than anticipated intercarrier compensation costs.

•
U.S. Cellular is subject to numerous surcharges and fees from federal, state and local governments, and the applicability and the amount of these fees are subject to great uncertainty.

•
Changes in U.S. Cellular's enterprise value, changes in the market supply or demand for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of its license costs, goodwill and/or physical assets.

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

•
U.S. Cellular's investments in technologies which are unproven may not produce the benefits that U.S. Cellular expects.

•
A failure by U.S. Cellular to complete significant network construction and systems implementation activities as part of its plans to improve the quality, coverage, capabilities and capacity of its network and support systems could have an adverse effect on its operations.

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

•
A failure by U.S. Cellular to maintain flexible and capable telecommunication networks or information technology, or a material disruption thereof, including breaches of network or information technology security, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Wars, conflicts, hostilities and/or terrorist attacks or equipment failures, power outages, natural disasters or other events could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
The market price of U.S. Cellular's Common Shares is subject to fluctuations due to a variety of factors.

•
Identification of errors in financial information or disclosures could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

•
Restatements of financial statements by U.S. Cellular and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
The existence of material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or failure to prevent fraud, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities, claims, litigation or otherwise, could require U.S. Cellular to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on U.S. Cellular's financial condition or results of operations.

•
Early redemptions or repurchases of debt, issuances of debt, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in U.S. Cellular's Management's Discussion and Analysis of Financial Condition and Results of Operations to be different from the amounts actually incurred.

•
An increase in the amount of U.S. Cellular's debt could subject U.S. Cellular to higher interest costs and restrictions on its financing, investing and operating activities and could decrease its net income and cash flows.

•
Disruption in credit or other financial markets, a deterioration of U.S. or global economic conditions or other events, could, among other things, impede U.S. Cellular's access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on U.S. Cellular's financial condition or results of operations.

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

•
U.S. Cellular's credit facility and the indenture governing its senior notes include restrictive covenants that limit its operating flexibility and U.S. Cellular may be unable to service its debt or to refinance its indebtedness before maturity.

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

You are referred to a further discussion of these risks as set forth under "Risk Factors" in U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2009. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

 MARKET RISK

Long-Term Debt

As of December 31, 2009, the majority of U.S. Cellular's debt was in the form of fixed-rate notes with original maturities ranging up to 30 years. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these fixed-rate notes.

The following table presents the scheduled principal payments on long-term debt and capital lease obligations, and the related weighted average interest rates by maturity dates at December 31, 2009:

	Principal Payments Due by Period
(Dollars in millions)	Long-Term Debt Obligations(1)	Weighted-Avg. Interest Rates on Long-Term Debt Obligations(2)
2010	$0.1	9.8%
2011	0.1	9.8%
2012	0.1	9.8%
2013	0.2	9.8%
2014	0.2	9.8%
After 5 years	877.7	7.0%

Total	$878.4	7.0%

(1)
The total long-term debt obligation amount is different than the total long-term debt amount shown on the Consolidated Balance Sheet due to the $10.8 million unamortized discount related to the 6.7% senior notes. See Note 13—Debt in the Notes to Consolidated Financial Statements for additional information.

(2)
Represents the weighted average interest rates at December 31, 2009 for debt maturing in the respective periods. At December 31, 2008, the total weighted average interest rate on long-term debt obligations was 7.3%.

Fair Value of Long-Term Debt

At December 31, 2009 and 2008, the estimated fair value of long-term debt obligations was $853.9 million and $663.4 million, respectively. The fair value of long-term debt other than capital lease obligations and the current portion of such long-term debt was estimated using market prices for the 7.5% senior notes and discounted cash flow analysis for the remaining debt. The 8.75% senior notes were redeemed in December 2009.

United States Cellular Corporation

Consolidated Statement of Operations

Year Ended December 31,	2009	2008	2007
(Dollars and shares in thousands, except per share amounts)
Operating revenues
Service	$3,927,859	$3,940,326	$3,679,237
Equipment sales	286,752	302,859	267,027

Total operating revenues	4,214,611	4,243,185	3,946,264

Operating expenses
System operations (excluding Depreciation, amortization and accretion reported below)	796,617	784,057	717,075
Cost of equipment sold	742,993	743,406	637,297
Selling, general and administrative (including charges from affiliates of $114.8 million, $113.3 million and $121.8 million in 2009, 2008 and 2007)	1,748,760	1,701,050	1,558,568
Depreciation, amortization and accretion	570,658	576,931	578,186
Loss on impairment of intangible assets	14,000	386,653	24,923
Loss on asset disposals, net	15,176	23,378	34,016

Total operating expenses	3,888,204	4,215,475	3,550,065

Operating income	326,407	27,710	396,199
Investment and other income (expense)
Equity in earnings of unconsolidated entities	96,800	91,981	90,033
Interest and dividend income	3,597	5,730	13,059
Fair value adjustment of derivative instruments	—	—	(5,388)
Gain on disposition of investments	—	16,628	137,987
Interest expense	(76,367)	(77,190)	(84,679)
Other, net	1,442	1,269	(710)

Total investment and other income (expense)	25,472	38,418	150,302

Income before income taxes	351,879	66,128	546,501
Income tax expense	114,103	8,055	216,711

Net income	237,776	58,073	329,790
Less: Net income attributable to noncontrolling interests, net of tax	(21,768)	(25,083)	(15,056)

Net income attributable to U.S. Cellular shareholders	$216,008	$32,990	$314,734

Basic weighted average shares outstanding	86,946	87,457	87,730
Basic earnings per share attributable to U.S. Cellular shareholders	$2.48	$0.38	$3.59

Diluted weighted average shares outstanding	87,168	87,754	88,481
Diluted earnings per share attributable to U.S. Cellular shareholders	$2.48	$0.38	$3.56

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Cash Flows

Year Ended December 31,	2009	2008	2007
(Dollars in thousands)
Cash flows from operating activities
Net income	$237,776	$58,073	$329,790
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization and accretion	570,658	576,931	578,186
Bad debts expense	107,991	73,157	66,923
Stock-based compensation expense	16,362	15,122	14,681
Deferred income taxes, net	45,439	(83,121)	(26,503)
Equity in earnings of unconsolidated entities	(96,800)	(91,981)	(90,033)
Distributions from unconsolidated entities	91,105	91,845	86,873
Fair value adjustment of derivative instruments	—	—	5,388
Gain on disposition of investments	—	(16,628)	(137,987)
Loss on impairment of intangible assets	14,000	386,653	24,923
Loss on asset disposals, net	15,176	23,378	34,016
Noncash interest expense	2,442	1,772	1,776
Excess tax benefit from stock awards	(24)	(1,151)	(11,718)
Other operating activities	—	210	(5,538)
Changes in assets and liabilities from operations
Accounts receivable	(109,817)	(68,039)	(98,634)
Inventory	(35,992)	(15,563)	16,312
Accounts payable—trade	47,503	(4,572)	10,969
Accounts payable—affiliate	5,119	1,093	(5,049)
Customer deposits and deferred revenues	(7,323)	7,628	19,935
Accrued taxes	37,931	(34,699)	36,051
Accrued interest	(2,121)	—	(1,192)
Other assets and liabilities	(57,617)	2,669	13,909

	881,808	922,777	863,078

Cash flows from investing activities
Additions to property, plant and equipment	(546,758)	(585,590)	(565,495)
Proceeds from disposition of investments	—	16,690	4,301
Cash received from divestitures	50	6,838	4,277
Cash paid for acquisitions and licenses	(16,027)	(341,694)	(21,478)
Other investing activities	1,284	(271)	(1,086)

	(561,451)	(904,027)	(579,481)

Cash flows from financing activities
Borrowings from revolving credit facilities	—	100,000	25,000
Repayment of revolving credit facilities	—	(100,000)	(60,000)
Repayment of long-term debt	(140,236)	(3,039)	—
Common shares reissued, net of tax payments	(82)	(2,288)	10,073
Common shares repurchased	(33,585)	(28,366)	(87,902)
Excess tax benefit from stock awards	24	1,151	11,718
Payment of debt issuance costs	(4,421)	—	—
Distributions to noncontrolling interests	(18,426)	(19,676)	(10,866)
Other financing activities	(216)	(69)	1

	(196,942)	(52,287)	(111,976)

Net increase (decrease) in cash and cash equivalents	123,415	(33,537)	171,621
Cash and cash equivalents
Beginning of period	170,996	204,533	32,912

End of period	$294,411	$170,996	$204,533

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Balance Sheet—Assets

December 31,	2009	2008
(Dollars in thousands)
Current assets
Cash and cash equivalents	$294,411	$170,996
Accounts receivable
Customers, less allowances of $26,260 and $8,222, respectively	336,296	330,390
Roaming	28,450	34,841
Affiliated	135	1,579
Other, less allowances of $364 and $150, respectively	56,647	52,809
Inventory	152,556	116,564
Prepaid income taxes	717	22,515
Prepaid expenses	63,463	51,645
Net deferred income tax asset	21,570	19,481
Other current assets	51,343	14,227

	1,005,588	815,047
Investments
Licenses	1,435,000	1,433,415
Goodwill	494,737	494,279
Customer lists, net of accumulated amortization of $92,829 and $87,976, respectively	4,083	8,936
Investments in unconsolidated entities	161,481	156,637
Notes and interest receivable—long-term	4,214	4,297

	2,099,515	2,097,564
Property, plant and equipment
In service and under construction	5,884,307	5,884,383
Less: Accumulated depreciation	3,282,969	3,264,007

	2,601,338	2,620,376
Other assets and deferred charges	38,776	33,055

Total assets	$5,745,217	$5,566,042

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Balance Sheet—Liabilities and Equity

December 31,	2009	2008
(Dollars in thousands)
Current liabilities
Current portion of long-term debt	$76	$10,258
Accounts payable
Affiliated	14,732	9,613
Trade	296,288	248,785
Customer deposits and deferred revenues	143,760	151,082
Accrued taxes	34,583	17,643
Accrued compensation	62,242	55,969
Other current liabilities	92,884	108,533

	644,565	601,883
Deferred liabilities and credits
Net deferred income tax liability	513,994	478,106
Other deferred liabilities and credits	262,412	233,619

	776,406	711,725
Long-term debt	867,522	996,636
Commitments and contingencies
Noncontrolling interests with redemption features	727	589
Equity
U.S. Cellular shareholders' equity
Common Shares, par value $1 per share; authorized 140,000,000 shares; issued 55,068,000 shares	55,068	55,068
Series A Common Shares, par value $1 per share; authorized 50,000,000 shares; issued and outstanding 33,006,000 shares	33,006	33,006
Additional paid-in capital	1,356,322	1,340,146
Treasury Shares, at cost, 1,534,000 and 794,000 Common Shares, respectively	(69,616)	(50,258)
Retained earnings	2,029,516	1,828,680

Total U.S. Cellular shareholders' equity	3,404,296	3,206,642
Noncontrolling interests	51,701	48,567

Total equity	3,455,997	3,255,209

Total liabilities and equity	$5,745,217	$5,566,042

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Accumulated Other Comprehensive Income	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
December 31, 2006	$55,068	$33,006	$1,291,572	$(15,227)	$80,382	$1,548,478	$2,993,279	$38,772	$3,032,051
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	—	—	—	—	—	314,734	314,734	—	314,734
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	—	—	18,925	18,925
Net change in marketable equity securities	—	—	—	—	(67,411)	—	(67,411)	—	(67,411)
Net change in derivative instruments	—	—	—	—	(2,837)	—	(2,837)	—	(2,837)
Repurchase of Common Shares	—	—	(6,484)	(81,418)	—	—	(87,902)	—	(87,902)
Incentive and compensation plans	—	—	(930)	54,786	—	(38,850)	15,006	—	15,006
Stock-based compensation awards	—	—	14,231	—	—	—	14,231	—	14,231
Tax windfall (shortfall) from stock awards	—	—	18,406	—	—	—	18,406	—	18,406
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(10,866)	(10,866)
Cumulative-effect adjustment related to accounting for unrecognized tax benefits	—	—	—	—	—	(1,340)	(1,340)	—	(1,340)
Other	—	—	(10)	—	—	—	(10)	—	(10)

December 31, 2007	$55,068	$33,006	$1,316,785	$(41,859)	$10,134	$1,823,022	$3,196,156	$46,831	$3,242,987

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Accumulated Other Comprehensive Income	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
December 31, 2007	$55,068	$33,006	$1,316,785	$(41,859)	$10,134	$1,823,022	$3,196,156	$46,831	$3,242,987
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	—	—	—	—	—	32,990	32,990	—	32,990
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	—	—	21,229	21,229
Net change in marketable equity securities	—	—	—	—	(10,134)	—	(10,134)	—	(10,134)
Repurchase of Common Shares	—	—	4,554	(32,920)	—	—	(28,366)	—	(28,366)
Incentive and compensation plans	—	—	1,268	24,521	—	(27,332)	(1,543)	—	(1,543)
Stock-based compensation awards	—	—	15,122	—	—	—	15,122	—	15,122
Tax windfall (shortfall) from stock awards	—	—	2,417	—	—	—	2,417	—	2,417
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(19,676)	(19,676)
Other	—	—	—	—	—	—	—	183	183

December 31, 2008	$55,068	$33,006	$1,340,146	$(50,258)	$—	$1,828,680	$3,206,642	$48,567	$3,255,209

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2008	$55,068	$33,006	$1,340,146	$(50,258)	$1,828,680	$3,206,642	$48,567	$3,255,209
Add (Deduct)
Net income attributable to U.S Cellular shareholders	—	—	—	—	216,008	216,008	—	216,008
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	—	21,630	21,630
Repurchase of Common Shares	—	—	—	(33,585)	—	(33,585)	—	(33,585)
Incentive and compensation plans	—	—	1,445	14,227	(15,172)	500	—	500
Adjust investment in subsidiaries for repurchases	—	—	(128)	—	—	(128)	(70)	(198)
Stock-based compensation awards	—	—	16,362	—	—	16,362	—	16,362
Tax windfall (shortfall) from stock awards	—	—	(1,503)	—	—	(1,503)	—	(1,503)
Distributions to noncontrolling interests	—	—	—	—	—	—	(18,426)	(18,426)

Balance, December 31, 2009	$55,068	$33,006	$1,356,322	$(69,616)	$2,029,516	$3,404,296	$51,701	$3,455,997

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Comprehensive Income

Year Ended December 31,	2009	2008	2007
(Dollars in thousands)
Net income	$237,776	$58,073	$329,790
Net change in accumulated other comprehensive income
Net change in marketable equity securities and equity method investments	—	(10,134)	(67,411)
Net change in derivative instruments	—	—	(2,837)

Comprehensive income	237,776	47,939	259,542

Less: Comprehensive income attributable to noncontrolling interests	(21,768)	(25,083)	(15,056)

Comprehensive income attributable to U.S. Cellular shareholders	$216,008	$22,856	$244,486

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

United States Cellular Corporation ("U.S. Cellular"), a Delaware Corporation, is an 82%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

Nature of Operations

U.S. Cellular owns, operates and invests in wireless systems throughout the United States. As of December 31, 2009, U.S. Cellular served 6.1 million customers in 26 states, representing a total population in its operating markets of approximately 46.3 million. U.S. Cellular operates as one reportable segment.

Principles of Consolidation

The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America ("GAAP") as set forth in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC. The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries, general partnerships in which U.S. Cellular has a majority partnership interest and any entity in which U.S. Cellular has a variable interest that requires U.S. Cellular to recognize a majority of the entity's expected gains or losses. All material intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2009 financial statement presentation. These reclassifications did not affect consolidated net income attributable to U.S. Cellular shareholders, cash flows, assets, liabilities or equity for the years presented.

Business Combinations Accounting

Effective January 1, 2009, U.S. Cellular adopted new required provisions under GAAP related to accounting for business combinations. Although the revised provisions still require that all business combinations are to be accounted for at fair value in accordance with the acquisition method, they require U.S. Cellular to revise its application of the acquisition method in a number of significant aspects. Specifically, the new provisions require that transaction costs are to be expensed and that the acquirer must recognize 100% of the acquiree's assets and liabilities rather than a proportional share, for acquisitions of less than 100% of a business. In addition, the revised provisions eliminate the step acquisition model and provide that all business combinations, whether full, partial or step acquisitions, will result in all assets and liabilities of an acquired business being recorded at their fair values at the acquisition date.

During 2008 and 2007, U.S. Cellular applied the provisions of GAAP related to business combinations in effect during those periods. Similar to the revised provisions, the previous provisions required the application of the acquisition method whereby business combinations were to be accounted for at fair value. However, the previous provisions were different in a number of respects, including (but not limited to) the requirement that all direct and incremental costs relating to an acquisition be included in the acquisition costs, and the requirement that the acquirer only recognize its proportional share of the fair value of assets and liabilities acquired in a partial business acquisition.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are involved in accounting for goodwill and indefinite-lived intangible assets, depreciation, amortization and accretion, allowance for doubtful accounts, and income taxes.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

Outstanding checks totaled $21.0 million and $20.3 million at December 31, 2009 and 2008, respectively, and are classified as Accounts payable-Trade in the Consolidated Balance Sheet.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consist of amounts owed by customers pursuant to service contracts and for equipment sales, by agents for equipment sales and by other wireless carriers whose customers have used U.S. Cellular's wireless systems.

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

The changes in the allowance for doubtful accounts during the years ended December 31, 2009, 2008 and 2007 were as follows:

(Dollars in thousands)	2009	2008	2007
Beginning balance	$8,372	$12,417	$13,016
Additions, net of recoveries	107,991	73,157	66,923
Deductions	(89,739)	(77,202)	(67,522)

Ending balance	$26,624	$8,372	$12,417

Inventory

Inventory primarily consists of handsets stated at the lower of cost or market, with cost determined using the first-in, first-out method and market determined by replacement costs.

Fair Value Measurements

Effective January 1, 2008, for financial assets and liabilities measured in the Consolidated Balance Sheet at fair value on a recurring basis, U.S. Cellular adopted the required provisions under GAAP that define "fair value", establish a framework for measuring fair value in the application of GAAP, and expand disclosure about fair value measurements. Effective January 1, 2009, U.S. Cellular adopted these same provisions for nonfinancial assets and liabilities measured in the Consolidated Balance Sheet at fair value

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

on a nonrecurring basis, and for amounts that are presented only in disclosures. The provisions do not expand the use of fair value measurements in financial statements, but standardize their definition and application in GAAP. The provisions provide that fair value is a market-based measurement and not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). The provisions establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 3 inputs are unobservable.

Derivative Financial Instruments

U.S. Cellular does not hold or issue derivative financial instruments for trading purposes. U.S. Cellular has in the past used derivative financial instruments to reduce risks related to fluctuations in market price of its Vodafone Group Plc ("Vodafone") American Depository Receipts ("ADRs"). U.S. Cellular had variable prepaid forward contracts ("forward contracts") in place with respect to all of its Vodafone marketable equity securities for this purpose. These forward contracts matured in 2007. A substantial majority of the related Vodafone ADRs were delivered upon settlement of the forward contracts upon maturity. The remaining Vodafone ADRs were sold in 2007.

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

U.S. Cellular has determined that wireless licenses are indefinite-lived intangible assets and, therefore, not subject to amortization based on the following factors:

•
Radio spectrum is not a depleting asset.

•
The ability to use radio spectrum is not limited to any one technology.

•
U.S. Cellular and its consolidated subsidiaries are licensed to use radio spectrum through the FCC licensing process, which enables licensees to utilize specified portions of the spectrum for the provision of wireless service.

•
U.S. Cellular and its consolidated subsidiaries are required to renew their FCC licenses every ten years or, in some cases, every fifteen years. From the inception of U.S. Cellular to date, all of U.S. Cellular's license renewal applications have been granted by the FCC. Generally, license renewal applications filed by licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged either by a competing applicant for the license or by a

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

  petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a "renewal expectancy." Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided "substantial service" during their license term and have "substantially complied" with FCC rules and policies. U.S. Cellular believes that it is probable that its future license renewal applications will be granted.

Goodwill

U.S. Cellular has goodwill as a result of its acquisitions of wireless markets. Such goodwill represents the excess of the total purchase price over the fair value of net assets acquired in these transactions.

Goodwill and Licenses Impairment Assessment

Goodwill and licenses must be assessed for impairment annually or more frequently if events or changes in circumstances indicate that such assets might be impaired.

The impairment test for goodwill is a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill in this second step, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit is the implied fair value of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for that difference.

The impairment test for an intangible asset other than goodwill consists of comparing the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference.

Quoted market prices in active markets are the best evidence of fair value of an intangible asset or reporting unit and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues, or similar performance measures. The use of these techniques involve assumptions by management about factors that are uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs could create materially different results.

Historically, U.S. Cellular completed the required annual impairment assessment of its licenses and goodwill as of April 1 of each year. As a result of the deterioration in the credit and financial markets and the decline of the overall economy in the fourth quarter of 2008, U.S. Cellular performed an interim impairment assessment of licenses and goodwill as of December 31, 2008. Effective April 1, 2009, U.S. Cellular adopted a new accounting policy whereby its annual impairment review of goodwill and indefinite-lived intangible assets will be performed as of November 1 instead of the second quarter of each year. The change in the annual goodwill and indefinite-lived intangible asset impairment testing date was made to better align the annual impairment test with the timing of U.S. Cellular's annual strategic planning process, which allows for a better estimate of the future cash flows used in discounted cash flow models to test for impairment. This change in accounting policy does not delay, accelerate or

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

avoid an impairment charge. Accordingly, U.S. Cellular management believes that this accounting change is preferable under the circumstances.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2009, U.S. Cellular identified five reporting units. The five reporting units represent five geographic groupings of FCC licenses, representing five geographic service areas. U.S. Cellular tests licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of its annual impairment testing of licenses as of November 1, 2009, U.S. Cellular combined its FCC licenses into eighteen units of accounting. Of these, thirteen of such eighteen units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing. The five units of accounting for which licenses are being utilized are referred to as "built licenses" and the thirteen units of accounting for which licenses are not being utilized are referred to as "unbuilt licenses."

For purposes of impairment testing of goodwill, U.S. Cellular prepares valuations of each of the five reporting units. A discounted cash flow approach was used to value each reporting unit, using value drivers and risks specific to the current industry and economic markets. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the discount rate, estimated future cash flows, projected capital expenditures and the terminal growth rate.

In 2009, U.S. Cellular changed its method of estimating the fair value of built licenses for purposes of impairment testing from the multiple period excess cash flow method ("MPECF method") to the build-out method. U.S. Cellular elected to make this change as the build-out method is a more widely used and accepted valuation method in estimating the fair value of licenses for purposes of impairment testing in the wireless industry. U.S. Cellular does not believe the build-out method yields a significantly different estimate of the fair value of licenses than the MPECF method.

The MPECF method estimated the fair value of the units of accounting by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets and assembled workforce to arrive at the economic margin. A contributory asset charge for goodwill was subtracted from the economic margin to arrive at the after-tax excess cash flows applicable to the licenses.

The build-out method estimates the value of licenses by calculating future cash flows from a hypothetical start-up wireless company and assumes that the only assets available upon formation are the underlying licenses. To apply this method, a hypothetical build-out of the company's wireless network, infrastructure, workforce and related costs are projected based on market participant information. Calculated cash flows, along with a terminal value, are discounted to the present and summed to determine the estimated fair value.

For units of accounting which consist of unbuilt licenses, U.S. Cellular prepares estimates of fair value by reference to prices paid in recent auctions and market transactions where available. If such information is not available, the fair value of the unbuilt licenses is assumed to change by the same percentage, and in the same direction, that the fair value of built licenses measured using the build-out method changed during the period.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

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

Costs of developing new information systems are capitalized and amortized over their expected economic useful lives.

Depreciation

Depreciation is provided using the straight-line method over the estimated useful life of the assets.

U.S. Cellular depreciates leasehold improvement assets associated with leased properties over periods ranging from one to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. U.S. Cellular did not materially change the useful lives of its property, plant and equipment in 2009, 2008 or 2007.

Impairment of Long-lived Assets

U.S. Cellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The impairment test for tangible long-lived assets is a two-step process. The first step compares the carrying value of the asset (or asset group) with the estimated undiscounted cash flows over the remaining asset (or asset group) life. If the carrying value of the asset (or asset group) is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the carrying value of

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

the asset to its estimated fair value. If the carrying value exceeds the estimated fair value (less cost to sell), an impairment loss is recognized for the difference.

Quoted market prices in active markets are the best evidence of fair value of a tangible long-lived asset and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique. The use of this technique involves assumptions by management about factors that are uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs could create materially different results.

Other Assets and Deferred Charges

Other assets and deferred charges primarily represent legal and other charges related to U.S. Cellular's various borrowing instruments, and are amortized over the respective term of each instrument. The amounts for deferred charges included in the Consolidated Balance Sheet at December 31, 2009 and 2008, are shown net of accumulated amortization of $11.8 million and $10.9 million, respectively.

Asset Retirement Obligations

U.S. Cellular accounts for asset retirement obligations in accordance with GAAP, which requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations.

Treasury Shares

Common Shares repurchased by U.S. Cellular are recorded at cost as treasury shares and result in a reduction of equity. Treasury shares are reissued as part of U.S. Cellular's stock-based compensation programs. When treasury shares are reissued, U.S. Cellular determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Additional paid-in capital or Retained earnings.

Revenue Recognition

Revenues from wireless operations consist primarily of:

•
Charges for access, airtime, roaming, long distance, data and other value added services provided to U.S. Cellular's retail customers and to end users through third-party resellers;

•
Charges to carriers whose customers use U.S. Cellular's systems when roaming;

•
Sales of equipment and accessories; and

•
Amounts received from the Universal Service Fund ("USF") in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier ("ETC").

Revenues related to wireless services are recognized as services are rendered. Revenues billed in advance or in arrears of the services being provided are estimated and deferred or accrued, as

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

appropriate. Revenues from sales of equipment and accessories are recognized when title passes to the agent or end-user customer.

In order to provide better control over handset quality, U.S. Cellular sells handsets to agents. U.S. Cellular provides rebates to agents at the time an agent activates a new customer for U.S. Cellular or retains an existing customer in a transaction involving a handset. U.S. Cellular accounts for anticipated rebates on sales of handsets to agents by reducing revenues at the time of the sale to the agent rather than at the time the agent enrolls a new customer or retains a current customer. Similarly, U.S. Cellular offers certain rebates to retail customers who purchase new handsets. The revenue from a handset sale which includes such a rebate is recorded net of the rebate.

Activation fees charged with the sale of service only, where U.S. Cellular does not also sell a handset to the end user, are deferred and recognized over the average customer life. U.S. Cellular defers recognition of a portion of commission expenses related to activations in the amount of deferred activation fee revenues. This method of accounting provides for matching of revenues from activations to direct incremental costs associated with such activations within each reporting period. The activation fee charged with the sale of equipment and service is allocated to the equipment and service based upon the relative fair values of each item. This generally results in the recognition of the activation fee as additional handset revenue at the time of sale.

ETC revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular's designation as an ETC in various states.

Amounts Collected from Customers and Remitted to Governmental Authorities

U.S. Cellular records amounts collected from customers and remitted to governmental authorities net within a tax liability account if the tax is assessed upon the customer and U.S. Cellular merely acts as an agent in collecting the tax on behalf of the imposing governmental authority. If the tax is assessed upon U.S. Cellular, then amounts collected from customers as recovery of the tax are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $116.0 million, $146.1 million and $131.2 million for 2009, 2008 and 2007, respectively.

Advertising Costs

U.S. Cellular expenses advertising costs as incurred. Advertising costs totaled $258.2 million, $276.5 million and $229.2 million for 2009, 2008 and 2007, respectively.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS. U.S. Cellular had a tax payable balance with TDS of $12.2 million as of December 31, 2009 and a tax receivable balance with TDS of $19.4 million as of December 31, 2008.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using the tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. U.S. Cellular evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment.

Stock-Based Compensation

U.S. Cellular has established a long-term incentive plan, an employee stock purchase plan, and a non-employee director compensation plan. Also, U.S. Cellular employees are eligible to participate in the TDS employee stock purchase plan. These plans are described more fully in Note 16—Stock-based Compensation. These plans are considered compensatory plans; therefore, recognition of compensation cost for grants made under these plans is required.

U.S. Cellular values its share-based payment transactions using a Black-Scholes valuation model. Stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that is ultimately expected to vest. Accordingly, stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures and expected life are estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. U.S. Cellular believes that its historical experience provides the best estimates of future pre-vesting forfeitures and future expected life. The expected volatility assumption is based on the historical volatility of U.S. Cellular's common stock over a period commensurate with expected life. The dividend yield assumption is zero because U.S. Cellular has never paid a dividend and has expressed its intention to retain all future earnings in the business. The risk-free interest rate assumption is determined using the implied yield for zero-coupon U.S. government issues with a remaining term that approximates the expected life of the stock options.

Compensation cost for stock option awards is recognized over the respective requisite service period of the awards, which is generally the vesting period, on a straight-line basis for each separate vesting portion of the awards as if the awards were, in-substance, multiple awards (graded vesting attribution method).

Defined Contribution Plans

U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $12.8 million, $10.3 million and $8.6 million in 2009, 2008 and 2007, respectively.

U.S. Cellular also participates in a defined contribution retirement savings plan ("401(k) plan"), sponsored by TDS. Total costs incurred from U.S. Cellular's contributions to the 401(k) plan were $14.3 million, $13.9 million and $10.7 million in 2009, 2008 and 2007, respectively.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Operating Leases

U.S. Cellular is a party to various lease agreements for office space, retail sites, cell sites and equipment that are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. U.S. Cellular accounts for certain operating leases that contain rent abatements, lease incentives and/or fixed rental increases by recognizing lease revenue and expense on a straight-line basis over the lease term.

Recent Accounting Pronouncements

In June 2009, the FASB issued an update to accounting standards now reflected in FASB ASC 810, Consolidation. Subsequently, in December 2009, the FASB issued Accounting Standards Update No. 2009-17, Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities ("ASU 2009-17") to formally codify such update. The revised guidance changes how U.S. Cellular determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. U.S. Cellular has interests in several entities within the scope of these requirements (see Note 6—Variable Interest Entities). U.S. Cellular adopted this accounting standards update effective January 1, 2010. U.S. Cellular anticipates that the adoption of this pronouncement will not have a significant impact on its financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Multiple Deliverable Revenue Arrangements—a consensus of FASB Emerging Issues Task Force ("ASU 2009-13"). ASU 2009-13 addresses how arrangement consideration should be allocated to products and services included in revenue arrangements. It replaces "fair value" with "selling price" in revenue allocation guidance and establishes a selling price hierarchy for determining the selling price of each product or service. ASU 2009-13 will be effective for U.S. Cellular on January 1, 2011. U.S. Cellular does not anticipate that this pronouncement will have a significant impact on its financial position or results of operations

In October 2009, the FASB issued Accounting Standards Update No. 2009-14, Certain Revenue Arrangements that include Software Elements ("ASU 2009-14"). ASU 2009-14 amends accounting and reporting guidance for revenue arrangements involving both tangible products and software that is "more than incidental to the tangible product as a whole". ASU 2009-14 will be effective for U.S. Cellular on January 1, 2011. U.S. Cellular does not anticipate that this pronouncement will have a significant impact on its financial position or results of operations.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements ("ASU 2010-06"). ASU 2010-06 requires new disclosures regarding transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. It also clarifies existing disclosure requirements regarding the level of disaggregation in certain disclosures and inputs and valuation techniques used in FASB ASC 820, Fair Value Measurements and Disclosures. U.S. Cellular adopted this accounting standards update effective January 1, 2010 for all the disclosure requirements in ASU 2010-06 except the new requirement regarding activity in Level 3 fair value measurements which becomes effective for U.S. Cellular on January 1, 2011. U.S. Cellular does not anticipate that this pronouncement will have a significant impact on its financial position or results of operations.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 NONCONTROLLING INTERESTS

Noncontrolling Interests Accounting

Effective January 1, 2009, U.S. Cellular adopted new required provisions under GAAP related to the accounting and reporting for noncontrolling interests.

Pursuant to this adoption, the following provisions were applied retrospectively to all periods presented in these financial statements:

•
U.S. Cellular reclassified noncontrolling interests, formerly known as "minority interests," from a separate caption between liabilities and equity ("mezzanine section") to a component of equity, with the exception of noncontrolling interests with redemption features, which continue to require mezzanine section presentation. Previously, minority interests generally were reported in the balance sheet in the mezzanine section.

•
Consolidated net income and comprehensive income include amounts attributable to both U.S. Cellular and the noncontrolling interests. Previously, net income attributable to the noncontrolling interests was reported as a deduction in arriving at consolidated net income. This presentation change does not impact the calculation of basic or diluted earnings per share, which continue to be calculated based on Net income attributable to U.S. Cellular.

•
Shares of U.S. Cellular held by its subsidiary are reflected as treasury shares in the consolidated financial statements. Previously, these shares were not reflected as issued shares and treasury shares in the consolidated financial statements. As a result, 22,534 Common Shares were added to both Common Shares issued and Treasury Shares in the Consolidated Balance Sheet as of December 31, 2009 and December 31, 2008.

Pursuant to this adoption, the following provisions were applied prospectively effective January 1, 2009:

•
All earnings and losses of a subsidiary are attributed to the parent and the noncontrolling interest, even if the losses attributable to the noncontrolling interest result in a deficit noncontrolling interest balance. Previously, any losses exceeding the noncontrolling interest's investment in the subsidiary were attributed to the parent. This change did not have a significant impact on U.S. Cellular's financial statements in 2009.

•
Once control of a subsidiary is obtained, changes in ownership interests in that subsidiary that do not result in a loss of control are accounted for as equity transactions. Previously, decreases in ownership interest in a subsidiary were accounted for as equity transactions, while increases in ownership interests of a subsidiary were accounted for as step acquisitions. U.S. Cellular did not enter into any transactions in 2009 that changed its ownership interest in its consolidated subsidiaries. During 2008, U.S. Cellular purchased noncontrolling interests in a consolidated subsidiary. U.S. Cellular accounted for this transaction as a step acquisition. The amounts recorded in this transaction are reflected in the changes in the balances of Licenses, Goodwill and Customer lists.

Mandatorily Redeemable Noncontrolling Interests in Finite-Lived Subsidiaries

Under GAAP, certain noncontrolling interests in consolidated entities with finite lives may meet the definition of mandatorily redeemable financial instruments. U.S. Cellular's consolidated financial statements include certain noncontrolling interests that meet this definition of mandatorily redeemable financial instruments. These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships and limited liability companies ("LLCs"), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and U.S. Cellular in accordance with the

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 NONCONTROLLING INTERESTS (Continued)

respective partnership and LLC agreements. The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2094.

The settlement value of U.S. Cellular's mandatorily redeemable noncontrolling interests in finite-lived subsidiaries is estimated to be $137.0 million at December 31, 2009. This amount represents the estimate of cash that would be due and payable to settle these noncontrolling interests assuming an orderly liquidation of the finite-lived consolidated partnerships and LLCs on December 31, 2009, net of estimated liquidation costs and it excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet. U.S. Cellular currently has no plans or intentions relating to the liquidation of any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships and LLCs at December 31, 2009 was $48.2 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders' share of the underlying net assets in the consolidated partnerships and LLCs. Neither the noncontrolling interest holders' share, nor U.S. Cellular's share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements. The estimate of settlement value was based on certain factors and assumptions which are subjective in nature. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount.

NOTE 3 FAIR VALUE MEASUREMENTS

As of December 31, 2009 and 2008, U.S. Cellular did not have any financial assets or liabilities that were required, under GAAP, to be recorded at fair value on a recurring basis in its Consolidated Balance Sheet. However, U.S. Cellular has applied the provisions of fair value accounting for purposes of computing the fair value of financial instruments for disclosure purposes. The fair value of financial instruments was as follows:

	2009		2008
December 31,	Book Value	Fair Value	Book Value	Fair Value
(Dollars in thousands)
Cash and cash equivalents	$294,411	$294,411	$170,996	$170,996
Current portion of long-term debt(1)	—	—	10,000	9,887
Long-term debt(1)	863,202	853,937	992,748	663,432

(1)
Excludes capital lease obligations

The fair value of cash equivalents included in Cash and cash equivalents approximates their book value due to the short-term nature of these financial instruments. The fair value of Current portion of long-term debt, excluding capital lease obligations, was estimated using a discounted cash flow analysis. The fair value of Long-term debt, excluding capital lease obligations, was estimated using market prices for the 7.5% senior notes and the 8.75% senior notes and discounted cash flow analysis for the remaining debt. The 8.75% senior notes were redeemed in December 2009.

As of December 31, 2009 and 2008, U.S. Cellular had certain Licenses recorded at fair value in its Consolidated Balance Sheet as a result of impairment losses recognized at or proximate to these

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3 FAIR VALUE MEASUREMENTS (Continued)

respective dates. For Licenses recorded at fair value, the following table provides information regarding their classification in the fair value hierarchy:

		Fair Value Measurements Using
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (Losses)(1)
(Dollars in thousands)
Licenses recorded at fair value	$57,000	$—	$—	$57,000	$(14,000)

		Fair Value Measurements Using
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (Losses)(1)
(Dollars in thousands)
Licenses recorded at fair value	$1,022,556	$—	$—	$1,022,556	$(386,653)

(1)
These losses represent the excess carrying value of the Licenses over their estimated fair values at the respective impairment testing dates in the fourth quarters of 2009 and 2008. Such amounts are recorded as Loss on impairment of intangible assets in the Consolidated Statement of Operations.

See Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements for information regarding the methods and assumptions used to estimate the fair values for Licenses and a description of the levels in the fair value hierarchy.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 GAIN ON DISPOSITION OF INVESTMENTS

Prior to August 7, 2008, U.S. Cellular held 370,882 common shares of Rural Cellular Corporation ("RCC"). On August 7, 2008, RCC was acquired by Verizon Wireless, with shareholders of RCC receiving cash of $45 per share in exchange for each RCC share owned. As a result of this exchange, U.S. Cellular received total cash proceeds of $16.7 million and recognized a pre-tax gain of $16.4 million in August 2008.

Prior to and during May 2007, U.S. Cellular held Vodafone ADRs, which were obtained in connection with the sale of non-strategic investments. U.S. Cellular entered into a number of variable prepaid forward contracts ("forward contracts") related to its investments in Vodafone ADRs. The forward contracts matured in May 2007. U.S. Cellular settled the forward contracts by delivery of Vodafone ADRs pursuant to the formula in such forward contracts and then disposed of all remaining Vodafone ADRs. U.S. Cellular recognized a pre-tax gain of $131.7 million at the time of delivery and sale of the shares in May 2007. As a result of this settlement in May 2007, U.S. Cellular no longer owns any Vodafone ADRs and no longer has any liability or other obligations under the related forward contracts.

NOTE 5 INCOME TAXES

Income tax expense is summarized as follows:

Year Ended December 31,	2009	2008	2007
(Dollars in thousands)
Current
Federal	$67,952	$80,558	$223,952
State	712	10,618	19,262
Deferred
Federal	40,317	(54,814)	(31,775)
State	5,122	(28,307)	5,272

	$114,103	$8,055	$216,711

A reconciliation of U.S. Cellular's income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular's effective income tax expense rate is as follows:

	2009		2008		2007
Year Ended December 31,	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense and rate	$123.2	35.0%	$23.2	35.0%	$191.3	35.0%
State income taxes, net of federal benefit	—	—	(10.5)	(15.9)	18.4	3.4
Effect of noncontrolling interests(1)	(4.8)	(1.4)	(4.5)	(6.8)	2.1	0.4
Effect of gains (losses) on investments, sales of assets and impairment of assets	—	—	1.3	2.0	—	—
Effect of federal unrecognized tax benefits	(0.6)	(0.2)	(2.1)	(3.1)	0.7	0.1
Other	(3.7)	(1.0)	0.7	1.0	4.2	0.8

Effective income tax expense and rate	$114.1	32.4%	$8.1	12.2%	$216.7	39.7%

(1)
Includes a $4.6 million charge in 2007 related to the write-off of deferred tax assets established in prior years for certain partnerships.

U.S. Cellular's current net deferred tax asset totaled $21.6 million and $19.5 million at December 31, 2009 and 2008, respectively. The 2009 and 2008 current net deferred tax asset primarily represents the

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5 INCOME TAXES (Continued)

deferred tax effects of accrued liabilities and the allowance for doubtful accounts on customer receivables.

U.S. Cellular's noncurrent deferred income tax assets and liabilities at December 31, 2009 and 2008 and the temporary differences that gave rise to them were as follows:

December 31,	2009	2008
(Dollars in thousands)
Noncurrent deferred tax assets
Net operating loss ("NOL") carryforwards	$26,884	$31,236
Other	51,110	29,665

	77,994	60,901
Less valuation allowance	(17,977)	(23,565)

Total noncurrent deferred tax assets	60,017	37,336
Noncurrent deferred tax liabilities
Licenses/intangibles	221,754	202,606
Property, plant and equipment	286,768	258,453
Partnership investments	61,272	51,059
Other	4,217	3,324

Total noncurrent deferred tax liabilities	574,011	515,442

Net noncurrent deferred income tax liability	$513,994	$478,106

At December 31, 2009, U.S. Cellular and certain subsidiaries had $486.3 million of state NOL carryforwards (generating a $22.5 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the losses. The state NOL carryforwards expire between 2010 and 2029. Certain subsidiaries which are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $4.3 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2010 and 2029. A valuation allowance was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

Effective January 1, 2007, U.S. Cellular adopted new requirements promulgated under GAAP related to accounting for unrecognized tax benefits. In accordance with these provisions, U.S. Cellular recognized a cumulative effect adjustment of $1.3 million, increasing its liability for unrecognized tax benefits, interest and penalties and reducing the January 1, 2007 balance of Retained earnings.

At December 31, 2009, U.S. Cellular had $34.4 million in unrecognized tax benefits which, if recognized, would reduce income tax expense by $18.9 million, net of the federal benefit from state income taxes. At December 31, 2008, U.S. Cellular had $27.8 million in unrecognized tax benefits, which, if recognized, would reduce income tax expense by $15.3 million, net of the federal benefit from state income taxes.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5 INCOME TAXES (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)	2009	2008	2007
Balance at January 1,	$27,786	$33,890	$25,751
Additions for tax positions of current year	4,966	4,858	6,213
Additions for tax positions of prior years	3,114	692	2,793
Reductions for tax positions of prior years	(1,399)	(5,320)	(491)
Reductions for settlements of tax positions	—	(3,177)	(117)
Reductions for lapses in statutes of limitations	(25)	(3,157)	(259)

Balance at December 31,	$34,442	$27,786	$33,890

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet.

As of December 31, 2009, U.S. Cellular believes it is reasonably possible that unrecognized tax benefits could change significantly in the next twelve months. The nature of the uncertainty primarily relates to the exclusion of certain transactions from certain state income taxes due primarily to anticipated closure of state income tax audits and the expiration of statutes of limitation. It is anticipated that these events could reduce unrecognized tax benefits in the range of $0.2 million to $8.7 million.

U.S. Cellular recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The amounts charged to income tax expense totaled $2.1 million, $4.4 million and $2.0 million in 2009, 2008 and 2007, respectively. Accrued interest and penalties were $15.7 million and $13.2 million at December 31, 2009 and 2008, respectively.

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

In 2008, upon completion of the audit of the TDS consolidated group's federal income tax returns for the years 2002 through 2005, the Internal Revenue Service ("IRS") issued a proposed assessment of income tax. TDS protested the proposed assessment. A tentative resolution has been reached with the IRS, which is subject to review by the Joint Committee on Taxation. Under the tentative resolution, the IRS would concede the proposed adjustments and penalties in full. Pursuant to a provision of the Internal Revenue Code, TDS made a $38 million deposit with the IRS related to this assessment in March 2009 in order to eliminate any potential interest expense subsequent to the deposit. U.S. Cellular then paid TDS a $34 million deposit in March 2009, which represented its proportionate share of the deposit that TDS paid to the IRS. This deposit is included in Other current assets in U.S. Cellular's Consolidated Balance Sheet at December 31, 2009. Subject to Joint Committee approval of the tentative resolution with the IRS, the deposit made by TDS would be refunded to TDS by the IRS and TDS would refund U.S. Cellular's portion to U.S. Cellular.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 VARIABLE INTEREST ENTITIES (VIEs)

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

A summary of the auctions in which each entity participated and the auction results for each of these entities are shown in the table below.

	FCC Auction	Auction End Date	Date Applications Granted by FCC	Number of Licenses Won
Aquinas Wireless	78	August 20, 2008	February 16, 2010	5
King Street Wireless	73	March 20, 2008	December 30, 2009	152
Barat Wireless	66	September 18, 2006	April 30, 2007	17
Carroll Wireless	58	February 15, 2005	January 6, 2006	16

Consolidated VIEs

As of December 31, 2009, U.S. Cellular consolidates the following VIEs under GAAP:

•
Aquinas Wireless;

•
King Street Wireless and King Street Wireless, Inc., the general partner of King Street Wireless;

•
Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless; and

•
Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless.

GAAP establishes certain criteria for consolidation of VIEs when voting control is not present. Specifically, for a VIE, as such term is defined by GAAP, an entity, referred to as the primary beneficiary, that absorbs a majority of the VIE's expected gains or losses is required to consolidate such a VIE. U.S. Cellular holds a variable interest in the entities listed above due to capital contributions and/or advances it has provided to these entities. Given the significance of these contributions and/or advances in relation to the equity investments at risk, U.S. Cellular was deemed to be the primary beneficiary of these VIEs under GAAP. Accordingly, these VIEs are consolidated because U.S. Cellular anticipates benefiting from or absorbing a majority of these VIEs' expected gains or losses.

Following is a summary of the capital contributions and advances made to each entity by U.S. Cellular as of December 31, 2009 (dollars in thousands). The amounts shown in the table below exclude funds provided to these entities solely from the shareholder of the general partner.

Aquinas Wireless	$2,132
King Street Wireless & King Street Wireless, Inc.	300,604
Barat Wireless & Barat Wireless, Inc.	127,485
Carroll Wireless & Carroll PCS, Inc.	130,594

$560,815

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 VARIABLE INTEREST ENTITIES (VIEs) (Continued)

The following table presents the classification of the consolidated VIEs' assets and liabilities in U.S. Cellular's Consolidated Balance Sheet.

December 31,	2009	2008
(Dollars in thousands)
Assets
Cash	$679	$684
Other current assets	393	63
Licenses	487,962	487,962
Property, plant and equipment	440	—

Total assets	$489,474	$488,709

Liabilities
Customer deposits and deferred revenues	$70	$63

Total liabilities	$70	$63

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

The general partner of each of these VIEs has the exclusive right to manage, operate, and control the limited partnerships and make all decisions to carry on the business of the partnerships; however, the general partner needs consent of the partners to sell or lease certain licenses, to make certain large expenditures, admit other partners, or liquidate the limited partnerships. Based on the current ownership interests, the general partner would need the consent of the U.S. Cellular subsidiary that is a limited partner in each of the respective partnerships.

The limited partnership agreements also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnership. The general partner's put options related to its interests in Carroll Wireless, Barat Wireless, King Street Wireless and Aquinas Wireless will become exercisable in 2011, 2017, 2019 and 2020, respectively. The put option price is determined pursuant to a formula that takes into consideration fixed interest rates and the market value of U.S. Cellular's Common Shares. Upon exercise of the put option, the general partner is required to repay borrowings due to U.S. Cellular. If the general partner does not elect to exercise its put option, the general partner may trigger an appraisal process in which the limited partner (a subsidiary of U.S. Cellular) may have the right, but not the obligation, to purchase the general partner's interest in the limited partnership at a price and on other terms and conditions specified in the limited partnership agreement. In accordance with requirements under GAAP, U.S. Cellular is required to calculate a theoretical redemption value for all of the puts assuming they are exercisable at the end of each reporting period, even though such exercise is not contractually permitted. Pursuant to GAAP, this theoretical redemption value, net of amounts payable to U.S. Cellular for loans (and accrued interest thereon) made by U.S. Cellular to the general partners, is recorded as a component of Noncontrolling interests with redemption features in U.S. Cellular's Consolidated Balance Sheet. Also per GAAP, changes in the redemption value of the put options, net of interest accrued on the

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 VARIABLE INTEREST ENTITIES (VIEs) (Continued)

loans, are recorded as a component of Net income attributable to noncontrolling interests, net of tax, in U.S. Cellular's Consolidated Statements of Operations.

See Note 14—Commitments and Contingencies for additional information related to the participation of Carroll Wireless, Barat Wireless and King Street Wireless in Auction 58, Auction 66 and Auction 73, respectively.

These VIEs are in the process of developing long-term business and financing plans. These entities were formed to participate in FCC auctions of wireless spectrum and to fund, establish, and provide wireless service with respect to any FCC licenses won in the auctions. As such, these entities have risks similar to those described in the "Risk Factors" in U.S. Cellular's Annual Report on Form 10-K.

NOTE 7 EARNINGS PER SHARE

Basic earnings per share is computed by dividing Net income attributable to U.S. Cellular by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing Net income attributable to U.S. Cellular by the weighted average number of common shares outstanding during the period adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities include incremental shares issuable upon exercise of outstanding stock options and the vesting of restricted stock units.

The amounts used in computing Earnings per Common and Series A Common Share and the effect of potentially dilutive securities on the weighted average number of Common and Series A Common Shares are as follows:

Year ended December 31,	2009	2008	2007
(Dollars and shares in thousands, except earnings per share)
Net income attributable to U.S. Cellular shareholders	$216,008	$32,990	$314,734

Weighted average number of shares used in basic earnings per share	86,946	87,457	87,730
Effect of dilutive securities:
Stock options(1)	21	150	569
Restricted stock units(2)	201	147	182

Weighted average number of shares used in diluted earnings per share	87,168	87,754	88,481

Basic earnings per share attributable to U.S. Cellular shareholders	$2.48	$0.38	$3.59

Diluted earnings per share attributable to U.S. Cellular shareholders	$2.48	$0.38	$3.56

(1)
Stock options exercisable into 2,045,461 Common Shares in 2009, 1,102,551 Common Shares in 2008 and 2,506 Common Shares in 2007 were not included in computing Diluted earnings per share because their effects were antidilutive.

(2)
Restricted stock units exercisable into 192,958 Common Shares in 2009 and 176,023 in 2008 were not included in computing Diluted earnings per share because their effects were antidilutive.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7 EARNINGS PER SHARE (Continued)

During 2007, U.S. Cellular purchased Common Shares from an investment banking firm in private accelerated share repurchase transactions ("ASRs"). The 2007 weighted average number of shares used in computing Diluted earnings per share does not include the impact of unsettled ASRs at December 31, 2007 because the effects were antidilutive.

NOTE 8 ACQUISITIONS, DIVESTITURES AND EXCHANGES

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

U.S. Cellular acquisitions for the years ended 2009, 2008 and 2007 and the allocation of the purchase price for these acquisitions were as follows:

		Allocation of Purchase Price
(Dollars in thousands)	Purchase price(1)	Goodwill(2)	Licenses	Customer lists	Net tangible assets (liabilities)
2009
Licenses	$15,750	$—	$15,750	$—	$—

Total	$15,750	$—	$15,750	$—	$—

2008
FCC Auction 73 licenses(3)	$300,479	$—	$300,479	$—	$—
Other licenses	32,340	—	32,340	—	—
Businesses	9,152	2,963	4,803	1,045	341

Total	$341,971	$2,963	$337,622	$1,045	$341

2007
Licenses	$3,195	$—	$3,195	$—	$—
Businesses	18,283	5,864	7,900	1,560	2,959

Total	$21,478	$5,864	$11,095	$1,560	$2,959

(1)
Cash amounts paid for the acquisitions may differ from the purchase price due to cash acquired in the transactions and cash payments remitted in periods subsequent to the respective transactions.

(2)
$1.6 million and $5.9 million of the goodwill was amortizable for income tax purposes in 2008 and 2007, respectively.

(3)
King Street Wireless L.P., an entity in which a subsidiary of U.S. Cellular is a limited partner with a 90% partnership interest, made these payments. U.S. Cellular loaned these funds to the partnership and the general partner and made direct capital investments to fund the auction payment.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9 LICENSES AND GOODWILL

Changes in U.S. Cellular's licenses and goodwill are presented below. See Note 8—Acquisitions, Divestitures and Exchanges for information regarding transactions which affected licenses and goodwill during the periods.

Licenses

Year Ended December 31,	2009	2008
(Dollars in thousands)
Balance, beginning of year	$1,433,415	$1,482,446
Acquisitions	15,750	337,622
Impairments	(14,000)	(386,653)
Other	(165)	—

Balance, end of year	$1,435,000	$1,433,415

Goodwill

Year Ended December 31,	2009	2008
(Dollars in thousands)
Balance, beginning of year	$494,279	$491,316
Accumulated impairment losses	—	—

	494,279	491,316
Acquisitions	—	2,963
Other	458	—

Balance, end of year	494,737	494,279
Accumulated impairment losses	—	—

	$494,737	$494,279

See Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements for a description of accounting policies related to licenses and goodwill.

2009 Impairment Assessment

In 2009, U.S. Cellular completed the required annual impairment assessment of its licenses and goodwill in the fourth quarter. The assessment resulted in no impairment of goodwill and an impairment loss of $14.0 million on licenses. The entire impairment loss relates to licenses in developed operating markets (built licenses).

2008 Impairment Assessment

In 2008, U.S. Cellular completed the required annual impairment assessment of its licenses and goodwill as of April 1. As a result of the deterioration in the credit and financial markets and the decline of the overall economy in the fourth quarter of 2008, U.S. Cellular performed an interim impairment assessment of licenses and goodwill as of December 31, 2008. The assessment resulted in no impairment of goodwill and an impairment loss of $386.7 million on licenses. Of the $386.7 million, $330.6 million relates to licenses in developed operating markets (built licenses) and $56.1 million relates to licenses that are not being utilized (unbuilt licenses).

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9 LICENSES AND GOODWILL (Continued)

2007 Impairment Assessment

During 2007, U.S. Cellular recognized a $2.1 million impairment of licenses as a result of its annual impairment assessment in the second quarter of 2007. In addition, U.S. Cellular recognized an impairment of licenses of $20.8 million in the fourth quarter of 2007 in conjunction with an exchange of licenses with Sprint Nextel. No impairment of goodwill was recognized in 2007.

NOTE 10 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities which are accounted for using either the equity or cost method as shown in the following table:

December 31,	2009	2008
(Dollars in thousands)
Equity method investments:
Capital contributions, loans and advances	$21,120	$21,857
Goodwill	1,171	1,171
Cumulative share of income	768,005	671,204
Cumulative share of distributions	(630,426)	(539,206)

	159,870	155,026
Cost method investments	1,611	1,611

Total investments in unconsolidated entities	$161,481	$156,637

Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments.

Equity in earnings of unconsolidated entities totaled $96.8 million, $92.0 million and $90.0 million in 2009, 2008 and 2007, respectively; of those amounts, U.S. Cellular's investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $64.7 million, $66.1 million and $71.2 million in 2009, 2008 and 2007, respectively. U.S. Cellular held a 5.5% ownership interest in the LA Partnership throughout and at the end of each of these years.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10 INVESTMENTS IN UNCONSOLIDATED ENTITIES (Continued)

The following tables, which are based on information provided in part by third parties, summarize the combined assets, liabilities and equity, and the combined results of operations of U.S. Cellular's equity method investments:

December 31,	2009	2008
(Dollars in thousands)
Assets
Current	$418,000	$396,000
Due from affiliates	468,000	417,000
Property and other	1,869,000	1,935,000

	$2,755,000	$2,748,000

Liabilities and Equity
Current liabilities	$249,000	$240,000
Deferred credits	68,000	74,000
Long-term liabilities	26,000	28,000
Long-term capital lease obligations	43,000	50,000
Partners' capital and shareholders' equity	2,369,000	2,356,000

	$2,755,000	$2,748,000

Year Ended December 31,	2009	2008	2007
(Dollars in thousands)
Results of Operations
Revenues	$4,793,000	$4,764,000	$4,498,000
Operating expenses	3,418,000	3,358,000	3,076,000

Operating income	1,375,000	1,406,000	1,422,000
Other income, net	43,000	27,000	32,000

Net income	$1,418,000	$1,433,000	$1,454,000

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, and related accumulated depreciation, as of December 31, 2009 and 2008 were as follows:

December 31,	Useful Lives (Years)	2009	2008
(Dollars in thousands)
Land	N/A	$26,017	$26,045
Buildings	20	300,285	275,307
Leasehold and land improvements	1-30	976,828	905,936
Cell site equipment	6-25	2,394,222	2,567,271
Switching equipment	1-8	862,826	877,664
Office furniture and equipment	3-5	549,871	527,592
Other operating equipment	5-25	341,988	302,640
System development	3-7	258,073	259,860
Work in process	N/A	174,197	142,068

		5,884,307	5,884,383
Accumulated depreciation		(3,282,969)	(3,264,007)

		$2,601,338	$2,620,376

Depreciation and amortization expense totaled $554.9 million, $560.3 million and $559.0 million in 2009, 2008 and 2007, respectively.

In 2009, 2008 and 2007, Loss on asset disposals, net included charges of $15.2 million, $23.4 million and $19.4 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service. In 2007, U.S. Cellular conducted a physical inventory of its significant cell site and switching assets. As a result, Loss on asset disposals, net also included a charge of $14.6 million in 2007 reflecting the results of the physical inventory and related valuation and reconciliation.

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

During 2009 and 2008, U.S. Cellular performed a review of the assumptions and estimated costs related to its asset retirement obligations. The results of the reviews (identified as "Revisions in estimated cash outflows") and other changes in asset retirement obligations during 2009 and 2008 were as follows:

(Dollars in thousands)	2009	2008
Balance, beginning of period	$148,982	$126,844
Additional liabilities accrued	3,935	5,310
Revisions in estimated cash outflows	(47)	8,321
Acquisition of assets	—	419
Disposition of assets	(1,128)	(1,224)
Accretion expense	10,923	9,312

Balance, end of period	$162,665	$148,982

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13 DEBT

Notes Payable

Prior to June 30, 2009, U.S. Cellular had a $700 million revolving credit facility available for general corporate purposes. On June 30, 2009, U.S. Cellular entered into a new $300 million revolving credit agreement with certain lenders and other parties. As a result, U.S. Cellular's $700 million revolving credit agreement, which was due to expire in December 2009, was terminated on June 30, 2009 as a condition of entering into the new agreement. The new revolving credit agreement provides U.S. Cellular with a $300 million senior revolving credit facility for working capital, acquisitions and other corporate purposes and to refinance any existing debt of U.S. Cellular. Amounts under the new revolving credit facility may be borrowed, repaid and reborrowed from time to time from and after June 30, 2009 until maturity in June 2012.

At December 31, 2009, U.S. Cellular had no outstanding borrowings and $0.2 million of outstanding letters of credit under the new revolving credit facility, leaving $299.8 million available for use. Borrowings under the new revolving credit facility bear interest at the LIBOR (or, at U.S. Cellular's option, an alternate "Base Rate" as defined in the new revolving credit agreement) plus a contractual spread based on U.S. Cellular's credit rating. U.S. Cellular may select borrowing periods of either one, two, three or six months (or other period of twelve months or less requested by U.S. Cellular if approved by the lenders). At December 31, 2009, the one-month LIBOR was 0.23% and the contractual spread was 300 basis points. If U.S. Cellular provides less than three business days notice of intent to borrow, interest on borrowings is at the Base Rate plus the contractual spread (the Base Rate was 3.25% at December 31, 2009). The new revolving credit facility required U.S. Cellular to pay fees at an aggregate rate of 1.7% of the total $300 million facility in 2009. Total fees paid under the new and previous U.S. Cellular revolving credit facilities were $5.9 million, $1.7 million and $2.8 million in 2009, 2008 and 2007, respectively.

Information concerning notes payable under the new and prior revolving credit facilities is shown in the table below:

Year Ended December 31,	2009	2008
(Dollars in thousands)
Balance at the end of the year	$—	$—
Weighted average interest rate at the end of the year	N/A	N/A
Maximum amount outstanding during the year	$—	$100,000
Average amount outstanding during the year(1)	$—	$20,833
Weighted average interest rate during the year(1)	N/A	3.38%

(1)
The average was computed based on month-end balances.

U.S. Cellular's interest cost on its new revolving credit facility is subject to increase if its current credit rating from Standard & Poor's Rating Service, Moody's Investors Service and/or Fitch Ratings is lowered, and is subject to decrease if the rating is raised. The new credit facility would not cease to be available nor would the maturity date accelerate solely as a result of a downgrade in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew the new credit facility or obtain access to other credit facilities in the future.

The new revolving credit facility has a commitment fee based on the senior unsecured debt rating assigned to U.S. Cellular by certain ratings agencies. The range of the commitment fee is 0.25% to 0.75% of the unused portion of the new revolving credit facility.

U.S. Cellular incurred debt issuance costs of $4.4 million in conjunction with obtaining the new credit facility, and such costs are amortized on a straight-line basis over the three-year term of the facility.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13 DEBT (Continued)

The maturity date of any borrowings under U.S. Cellular's new revolving credit facility would accelerate in the event of a change in control.

The continued availability of the new revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. U.S. Cellular believes it was in compliance as of December 31, 2009 with all covenants and other requirements set forth in its new revolving credit facility.

In connection with U.S. Cellular's new revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated June 30, 2009 together with the administrative agent for the lenders under U.S. Cellular's new revolving credit agreement. Pursuant to this subordination agreement, (a) any consolidated funded indebtedness from U.S. Cellular to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from U.S. Cellular to TDS (other than "refinancing indebtedness" as defined in the subordination agreement) in excess of $105,000,000, and (ii) refinancing indebtedness in excess of $250,000,000, will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under U.S. Cellular's new revolving credit agreement. As of December 31, 2009, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the revolving credit agreement pursuant to the subordination agreement.

Long-Term Debt

Long-term debt at December 31, 2009 and 2008 was as follows:

December 31,	2009	2008
(Dollars in thousands)
6.7% senior notes maturing in 2033	$544,000	$544,000
Unamortized discount	(10,798)	(11,252)

	533,202	532,748
7.5% senior notes maturing in 2034	330,000	330,000
8.75% senior notes	—	130,000
Obligation on capital leases	4,396	4,146
Other 9.0%	—	10,000

Total long-term debt	867,598	1,006,894
Less: Current portion of long-term debt	76	10,258

Total long-term debt, excluding current portion	$867,522	$996,636

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

The 7.5% senior notes are due June 15, 2034. Interest on the notes is payable quarterly. U.S. Cellular may redeem the notes, in whole or in part, at any time on or after June 17, 2009, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13 DEBT (Continued)

The 8.75% senior notes were due November 1, 2032. Interest was paid quarterly. U.S. Cellular redeemed the notes in whole at the redemption price equal to 100% of the principal amount plus accrued and unpaid interest on December 24, 2009, which resulted in a total redemption payment of $131.7 million.

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

U.S. Cellular does not have any annual requirements for principal payments on long-term debt over the next five years (excluding capital lease obligations).

NOTE 14 COMMITMENTS AND CONTINGENCIES

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

U.S. Cellular accounts for certain lease agreements as capital leases. The short- and long-term portions of capital lease obligations totaled $0.1 million and $4.3 million, respectively, as of December 31, 2009, and $0.2 million and $3.9 million, respectively, as of December 31, 2008. The short- and long-term portions of capital lease obligations are included in Current portion of long-term debt and Long-term debt in the Consolidated Balance Sheet.

As of December 31, 2009, future minimum rental payments required under operating and capital leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year were as follows:

(Dollars in thousands)	Operating Leases— Future Minimum Rental Payments	Operating Leases— Future Minimum Rental Receipts	Capital Leases— Future Minimum Rental Payments
2010	$135,038	$29,988	$508
2011	118,987	24,694	526
2012	94,647	19,151	540
2013	75,710	12,278	554
2014	53,801	6,105	563
Thereafter	558,100	959	6,252

Total	$1,036,283	$93,175	8,943

Less: Interest expense			(4,547)

Present value of minimum lease payments			4,396
Less: Current portion of obligations under capital leases			(76)

Long-term portion of obligations under capital leases			$4,320

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14 COMMITMENTS AND CONTINGENCIES (Continued)

Rent expense totaled $149.2 million, $139.6 million and $130.2 million in 2009, 2008 and 2007, respectively. During 2009, U.S. Cellular recorded a $6.5 million out-of-period adjustment to correct rent expense. Management does not believe that the adjustment is material to the current year or any prior year earnings, earnings trends or financial statement line items. The adjustment was recorded in the quarter ended December 31, 2009 and no prior periods were adjusted. The impact of the out-of-period adjustment on the affected line items in the Consolidated Statement of Operations in 2009 is as follows:

(Amounts in thousands)	Increase (Decrease)
System operations	$(5,813)
Selling, general and administrative	(696)
Total operating expenses	(6,509)
Operating income	6,509
Income before income taxes	6,509

Rent revenue totaled $31.8 million, $26.8 million and $23.8 million in 2009, 2008 and 2007, respectively.

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

Legal Proceedings

In February 2009, the United States Department of Justice ("DOJ") notified U.S. Cellular and its parent, TDS, that each was a named defendant in a civil action brought by a private party in the U.S. District Court for the District of Columbia under the "qui tam" provisions of the federal False Claims Act. TDS and U.S. Cellular were advised that the complaint seeks return of approximately $165 million of bid credits from certain FCC auctions and requests treble damages. The complaint was under seal while the DOJ considered whether to intervene in the proceeding. On October 13, 2009, TDS and U.S. Cellular were advised that the DOJ had determined not to intervene in the proceeding. As a result of the complaint, the DOJ had investigated TDS' and U.S. Cellular's participation in certain spectrum auctions conducted by the FCC between 2005 and 2008, through Carroll Wireless, L.P., Barat Wireless, L.P., and King Street Wireless, L.P. Carroll Wireless, L.P., Barat Wireless, L.P. and King Street Wireless, L.P. were winning bidders in Auction 58, Auction 66 and Auction 73, respectively. These limited partnerships received a 25% bid credit in the applicable auction price under FCC rules. The DOJ investigated whether these limited partnerships qualified for the 25% bid credit in auction price considering their arrangements with TDS and U.S. Cellular. In addition, on October 13, 2009, the District Court unsealed the complaint. At that time, the District Court also ordered that, if the private party plaintiff decides to pursue the matter, it must serve the complaint on TDS and U.S. Cellular within 120 days. On January 12, 2010, the private party plaintiff filed a request to voluntarily dismiss the complaint and, on January 13, 2010, the U.S. District Court for the District of Columbia issued an order dismissing the complaint. The FCC sent a letter to King Street Wireless, L.P. requesting that it submit to the FCC a written response to the allegations in the complaint. King Street Wireless, L.P. made this submission as requested by the FCC on May 8, 2009.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14 COMMITMENTS AND CONTINGENCIES (Continued)

Following completion of its review of the matter, on December 30, 2009, the FCC issued a public notice announcing the grant to King Street Wireless, L.P. of all licenses with respect to which it had been the high bidder in Auction 73.

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

NOTE 15 COMMON SHAREHOLDERS' EQUITY

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

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2009, a majority of U.S. Cellular's Common Shares and all of U.S. Cellular's outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

On November 17, 2009, the Board of Directors of U.S. Cellular authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. These purchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions. This authorization does not have an expiration date.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15 COMMON SHAREHOLDERS' EQUITY (Continued)

Share repurchases made under this authorization and prior authorizations, were as follows:

Year Ended December 31,	Number of Shares	Average Cost Per Share	Amount
(Dollars and share amounts in thousands)
2009
U.S. Cellular Common Shares	887	$37.86	$33,585
2008
U.S. Cellular Common Shares	600	$54.87	$32,920
2007
U.S. Cellular Common Shares purchased through ASR transactions(1)	1,006	$82.85	$83,348

(1)
U.S. Cellular received $4.6 million in 2008 as a final cash settlement of Common Share repurchases executed in 2007 through an accelerated share repurchase transactions with an investment banking firm.

Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued 147,414, 283,567 and 880,647 Treasury Shares in 2009, 2008 and 2007, respectively.

Accumulated Other Comprehensive Income

The cumulative balance of unrealized gains and (losses) on marketable equity securities and the related income tax effects included in Accumulated other comprehensive income were as follows:

(Dollars in thousands)	2009	2008
Balance, beginning of period	$—	$10,134
Add (deduct):
Unrealized gain	—	338
Deferred income tax	—	(124)

Net change in unrealized gains in comprehensive income	—	214

Recognized gain(1)	—	(16,356)
Deferred income tax	—	6,008

Net recognized gain in comprehensive income	—	(10,348)

Net change in comprehensive income	—	(10,134)

Balance, end of period	$—	$—

(1)
See Note 4—Gain on Disposition of Investments for additional details on the disposition of marketable equity securities.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 STOCK-BASED COMPENSATION

U.S. Cellular has established the following stock-based compensation plans: a long-term incentive plan, an employee stock purchase plan, and a non-employee director compensation plan. Also, U.S. Cellular employees are eligible to participate in the TDS employee stock purchase plan.

Under the U.S. Cellular 2005 Long-Term Incentive Plan, U.S. Cellular may grant fixed and performance-based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2009, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

At December 31, 2009, U.S. Cellular had reserved 6,266,000 Common Shares for equity awards granted and to be granted under the long-term incentive plan, and also had reserved 83,000 Common Shares for issuance to employees under an employee stock purchase plan. The maximum number of U.S. Cellular Common Shares that may be issued to employees under all stock-based compensation plans in effect at December 31, 2009, was 6,349,000.

U.S. Cellular also has established a Non-Employee Director Compensation Plan under which it has reserved 48,000 Common Shares for issuance as compensation to members of the Board of Directors who are not employees of U.S. Cellular or TDS.

U.S. Cellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plan—Stock Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over periods of between three and five years from the date of grant. Stock options outstanding at December 31, 2009 expire between 2010 and 2019. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of the option generally equals the market value of U.S. Cellular Common Shares on the date of grant.

U.S. Cellular estimated the fair value of stock options granted during 2009, 2008, and 2007 using the Black-Scholes valuation model and the assumptions shown in the table below.

	2009	2008	2007
Expected life	3.9 Years	3.7 Years	3.1 Years
Expected volatility	40.3% - 44.2%	28.1% - 40.3%	22.5% - 25.7%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.2% - 2.2%	1.2% - 3.5%	3.3% - 4.8%
Estimated annual forfeiture rate	6.89%	11.29%	9.60%

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 STOCK-BASED COMPENSATION (Continued)

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during the three years ended December 31, 2009, is presented in the table below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2006	2,571,000	$44.07
(1,430,000 exercisable)		42.15
Granted	477,000	74.29	$16.74
Exercised	(1,523,000)	45.53		$55,912,000
Forfeited	(122,000)	57.05
Expired	(4,000)	34.44

Outstanding at December 31, 2007	1,399,000	$51.65
(544,000 exercisable)		38.21
Granted	685,000	56.99	$14.08
Exercised	(415,000)	37.90		$7,487,000
Forfeited	(38,000)	61.40
Expired	(5,000)	63.56

Outstanding at December 31, 2008	1,626,000	$57.15
(624,000 exercisable)		51.56
Granted	748,000	34.21	$11.75
Exercised	(181,000)	34.01		$821,000
Forfeited	(130,000)	47.98
Expired	(34,000)	56.84

Outstanding at December 31, 2009	2,029,000	$51.37		$5,438,000	7.0
(1,046,000 exercisable)		$54.40		$1,436,000	5.6

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between U.S. Cellular's closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2009.

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

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 STOCK-BASED COMPENSATION (Continued)

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2009 and changes during the year then ended is presented in the table below:

Equity Classified Awards	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2008	457,000	$61.51
Granted	291,000	33.00
Vested	(114,000)	58.88
Forfeited	(53,000)	51.29

Nonvested at December 31, 2009	581,000	$48.68

The total fair value of liability classified restricted stock units that vested during 2007 was $4.3 million. The total fair value of equity classified restricted stock units that vested during 2009, 2008 and 2007 was $4.2 million, $8.3 million and $0.5 million, respectively, as of the respective vesting dates. The weighted average grant date fair value of restricted stock units granted in 2009, 2008 and 2007 was $33.00, $56.12 and $74.09, respectively.

Long-Term Incentive Plan—Deferred Compensation Stock Units —Certain U.S. Cellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in U.S. Cellular Common Share stock units. Upon distribution of such stock units, participants will receive U.S. Cellular Common Shares. The amount of U.S. Cellular's matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in U.S. Cellular Common Share stock units. The matching contribution stock units vest ratably at a rate of one-third per year over three years. Upon vesting and distribution of such matching contribution stock units, participants will receive U.S. Cellular Common Shares.

U.S. Cellular estimates the fair value of deferred compensation matching contribution stock units based on the closing market price of U.S. Cellular Common Shares on the date of match. The fair value of such matching contribution stock units is then recognized as compensation cost using an accelerated attribution method over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular nonvested deferred compensation stock units at December 31, 2009 and changes during the year then ended is presented in the table below:

	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2008	3,600	$59.65
Granted	3,700	33.58
Vested	(3,400)	51.83

Nonvested at December 31, 2009	3,900	$41.73

The total fair value of deferred compensation stock units that vested during 2009, 2008 and 2007 was $0.1 million, $0.1 million and $0.2 million, respectively. The weighted average grant date fair value of

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 STOCK-BASED COMPENSATION (Continued)

deferred compensation stock units granted in 2009, 2008 and 2007 was $33.58, $56.23 and $70.55, respectively.

Employee Stock Purchase Plan—The U.S. Cellular 2009 Employee Stock Purchase Plan became effective January 1, 2009 and will terminate December 31, 2013. Under this plan, eligible employees of U.S. Cellular and its subsidiaries may purchase a limited number of U.S. Cellular Common Shares on a quarterly basis. During 2008 and 2007, the 2003 Employee Stock Purchase Plan was effective but terminated December 31, 2008. U.S. Cellular employees are also eligible to participate in the TDS Employee Stock Purchase Plan.

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

Compensation of Non-Employee Directors—U.S. Cellular issued 5,200 and 700 Common Shares in 2009 and 2007, respectively, under its Non-Employee Director Compensation Plan. No Common Shares were issued under this plan in 2008.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense recognized during 2009, 2008 and 2007:

Year Ended December 31,	2009	2008	2007
(Dollars in thousands)
Stock option awards	$7,024	$7,331	$7,276
Restricted stock unit awards	8,640	7,213	7,077
Deferred compensation matching stock unit awards	151	350	155
Awards under employee stock purchase plan	241	228	124
Awards under non-employee director compensation plan	306	—	49

Total stock-based compensation, before income taxes	16,362	15,122	14,681
Income tax benefit	(6,154)	(5,585)	(5,345)

Total stock-based compensation expense, net of income taxes	$10,208	$9,537	$9,336

In 2009, 2008 and 2007, stock-based compensation expense of $1.9 million, $1.5 million and $1.2 million, respectively, was recorded in System operations expense and $14.5 million, $13.6 million and $13.5 million, respectively, was recorded in Selling, general and administrative expense in the Consolidated Statement of Operations.

At December 31, 2009, unrecognized compensation cost for all U.S. Cellular stock-based compensation awards was $15.8 million. The unrecognized compensation cost for stock-based compensation awards at December 31, 2009 is expected to be recognized over a weighted average period of 1.5 years.

U.S. Cellular's tax benefits from the exercise of stock options and other awards totaled $2.2 million in 2009.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 SUPPLEMENTAL CASH FLOWS

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2009	2008	2007
(Dollars in thousands)
Interest paid	$77,692	$78,223	$84,095
Income taxes paid	$36,863	$116,525	$212,578

Following are supplemental cash flow disclosures regarding transactions related to stock-based compensation awards:

Year Ended December 31,	2009	2008	2007
(Dollars in thousands)
Common Shares withheld(1)	200,025	368,231	716,446
Aggregate value of Common Shares withheld	$7,622	$20,055	$59,969
Cash receipts upon exercise of stock options	$1,572	$3,588	$23,582
Cash disbursements for payment of taxes(2)	(1,654)	(5,876)	(13,509)

Net cash receipts (disbursements) from exercise of stock options and vesting of other stock awards	$(82)	$(2,288)	$10,073

(1)
Such shares were withheld to cover the exercise price of stock options, if applicable, and required tax withholdings.

(2)
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

NOTE 18 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS. The majority of these billings are included in U.S. Cellular's Selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in its financial statements. Billings to U.S. Cellular from TDS totaled $114.8 million, $113.3 million and $121.8 million in 2009, 2008 and 2007, respectively.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $8.6 million in 2009, $6.9 million in 2008 and $6.6 million in 2007.

The Audit Committee of the Board of Directors is responsible for the review and evaluation of all related party transactions, as such term is defined by the rules of the New York Stock Exchange.

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

/s/ John E. Rooney	/s/ Steven T. Campbell
John E. Rooney President and Chief Executive Officer	Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer
/s/ Kenneth R. Meyers	/s/ Ljubica A. Petrich
Kenneth R. Meyers Chief Accounting Officer	Ljubica A. Petrich Vice President and Controller

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

Under the supervision and with the participation of U.S. Cellular's management, including its Chief Executive Officer and Chief Financial Officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that U.S. Cellular maintained effective internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control—Integrated Framework issued by the COSO.

The effectiveness of U.S. Cellular's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report included herein.

/s/ John E. Rooney John E. Rooney President and Chief Executive Officer	/s/ Steven T. Campbell Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer
/s/ Kenneth R. Meyers Kenneth R. Meyers Chief Accounting Officer	/s/ Ljubica A. Petrich Ljubica A. Petrich Vice President and Controller

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
United States Cellular Corporation:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audits and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $116,000,000 and $117,300,000 as of December 31, 2009 and 2008, respectively, and equity earnings of $64,700,000, $66,100,000, and $71,200,000, respectively for each of the three years in the period ended December 31, 2009. The financial statements of Los Angeles SMSA Limited Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1, 2 and 5 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests and business combinations in 2009 and the manner in which it accounts for uncertain tax positions in 2007.

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

Chicago, Illinois
February 25, 2010

United States Cellular Corporation

SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,	2009	2008	2007	2006	2005
(Dollars in thousands, except per share amounts)
Operating data
Service revenues	$3,927,859	$3,940,326	$3,679,237	$3,214,410	$2,827,022
Equipment sales	286,752	302,859	267,027	258,745	203,743

Operating revenues	4,214,611	4,243,185	3,946,264	3,473,155	3,030,765
Operating income(a)	326,407	27,710	396,199	289,896	231,197
Equity in earnings of unconsolidated entities	96,800	91,981	90,033	93,119	66,719
Fair value adjustment of derivative instruments	—	—	(5,388)	(63,022)	44,977
Gain (loss) on disposition of investments	—	16,628	137,987	70,427	(6,203)
Income before income taxes	351,879	66,128	546,501	313,138	261,347
Net income	237,776	58,073	329,790	192,534	165,491
Net income attributable to noncontrolling interests, net of tax	21,768	25,083	15,056	13,044	10,540
Net income attributable to U.S. Cellular shareholders	$216,008	$32,990	$314,734	$179,490	$154,951
Basic weighted average shares outstanding (000s)	86,946	87,457	87,730	87,346	86,775
Basic earnings per share attributable to U.S. Cellular shareholders	$2.48	$0.38	$3.59	$2.05	$1.79
Diluted weighted average shares outstanding (000s)	87,168	87,754	88,481	88,109	87,464
Diluted earnings per share attributable to U.S. Cellular shareholders	$2.48	$0.38	$3.56	$2.04	$1.77
Balance sheet data
Property, plant and equipment, net	$2,601,338	$2,620,376	$2,595,096	$2,628,848	$2,553,029
Investments
Licenses	1,435,000	1,433,415	1,482,446	1,494,327	1,362,263
Goodwill	494,737	494,279	491,316	485,452	481,236
Marketable equity securities	—	—	16,352	253,912	225,387
Unconsolidated entities	161,481	156,637	157,693	150,325	172,093
Total assets	5,745,217	5,566,042	5,611,874	5,680,616	5,416,233
Long-term debt (excluding current portion)	867,522	996,636	1,002,293	1,001,839	1,161,241
Total U.S. Cellular shareholders' equity	$3,404,296	$3,206,642	$3,196,156	$2,993,279	$2,741,038
Current ratio(b)	1.6	1.4	1.4	1.0	0.8
Return on average equity(c)	6.5%	1.0%	10.2%	6.3%	5.8%

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

(a)
Includes Loss on impairment of intangible assets of $14.0 million in 2009, $386.7 million in 2008 and $24.9 million in 2007.

(b)
Calculated by dividing current assets by current liabilities. These amounts are taken directly from the Consolidated Balance Sheet.

(c)
Calculated by dividing Net income attributable to U.S. Cellular shareholders by the average of the beginning and ending Total U.S. Cellular shareholders' equity. These amounts are taken from the Consolidated Statement of Operations and Consolidated Balance Sheet. The result is shown as a percentage.

United States Cellular Corporation

FIVE-YEAR STATISTICAL SUMMARY

At or Year Ended December 31,	2009	2008	2007	2006	2005
(Dollars in thousands, except per share and per customer amounts)
Market and customer statistics
Total customers	6,141,000	6,196,000	6,102,000	5,815,000	5,482,000
Postpay customers	5,482,000	5,420,000	5,269,000	4,912,000	4,633,000
Total population(a)
Consolidated markets	89,712,000	83,014,000	82,371,000	55,543,000	45,244,000
Consolidated operating markets	46,306,000	46,009,000	44,955,000	44,043,000	43,362,000
Market penetration(b)
Consolidated markets	6.8%	7.5%	7.4%	10.5%	12.1%
Consolidated operating markets	13.3%	13.5%	13.6%	13.2%	12.6%
Net customer additions (losses)	(55,000)	91,000	281,000	310,000	477,000
Postpay churn rate(c)	1.6%	1.5%	1.4%	1.6%	1.6%
Average monthly service revenue per customer(d)	$53.00	$53.23	$51.17	$47.23	$45.24
Operating statistics
Cell sites in service	7,279	6,877	6,383	5,925	5,428
Capital expenditures and system development costs	$546,758	$585,590	$565,495	$579,785	$576,525
Number of full-time equivalent employees(e)	8,867	8,712	8,067	7,813	7,346
Operating income	$326,407	$27,710	$396,199	$289,896	$231,197
Operating income as a percent of service revenues	8.3%	0.7%	10.8%	9.0%	8.2%
Balance sheet information
Property, plant and equipment before accumulated depreciation	$5,884,307	$5,884,383	$5,409,115	$5,120,994	$4,615,234
Investment in licenses and goodwill	1,929,737	1,927,694	1,973,762	1,979,779	1,843,499
Total assets	5,745,217	5,566,042	5,611,874	5,680,616	5,416,233
Long-term debt outstanding (includes forward contracts)	867,522	996,636	1,002,293	1,196,695	1,296,241
Common Shares outstanding (000s)	53,534	54,274	54,590	54,716	54,083
Series A Common Shares outstanding (000s)	33,006	33,006	33,006	33,006	33,006
Total U.S. Cellular shareholders' equity	$3,404,296	$3,206,642	$3,196,156	$2,993,279	$2,741,038
Return on average equity(f)	6.5%	1.0%	10.2%	6.3%	5.8%

(a)
Calculated using Claritas population estimates for the preceding year. "Consolidated markets" represents 100% of the population of the markets that U.S. Cellular consolidates. "Consolidated operating markets" are markets that U.S. Cellular consolidates and in which wireless services are provided to customers as of December 31 of each year. This population measurement is used only for purposes of calculating market penetration (without duplication of population in overlapping markets).

(b)
Calculated by dividing "Customers" by "Total population of consolidated markets" or "Total population of consolidated operating markets."

(c)
Represents the percentage of the postpay customer base that disconnects service each month.

(d)
The numerator of this calculation consists of service revenues for the respective 12-month period divided by 12. The denominator consists of the average number of U.S. Cellular wireless customers.

(e)
Part-time employees are calculated at 70% of full-time employees.

(f)
Calculated by dividing Net income attributable to U.S. Cellular shareholders by the average of the beginning and ending Total U.S. Cellular shareholders' equity. These amounts are taken from the Consolidated Statement of Operations and Consolidated Balance Sheet. The result is shown as a percentage.

 United States Cellular Corporation

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2009
Operating revenues	$1,052,764	$1,042,550	$1,058,300	$1,060,997
Loss on impairment of intangible assets(2)	—	—	—	14,000
Operating income(2)(4)(5)	114,770	140,919	57,692	13,026
Net income	90,600	89,327	41,244	16,605
Net income attributable to U.S. Cellular shareholders	$84,592	$83,358	$35,638	$12,420
Basic weighted average shares outstanding	87,196	86,992	86,848	86,719
Diluted weighted average shares outstanding	87,446	87,177	87,128	87,087
Basic earnings per share attributable to U.S. Cellular shareholders	$0.97	$0.96	$0.41	$0.14
Diluted earnings per share attributable to U.S. Cellular shareholders	$0.97	$0.96	$0.41	$0.14
Stock price(1)(3)
U.S. Cellular Common Shares
High	$47.95	$44.74	$40.87	$42.80
Low	29.62	30.00	33.86	35.67
Close	$33.34	$38.45	$39.07	$42.41

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2008
Operating revenues	$1,037,856	$1,060,592	$1,091,875	$1,052,862
Loss on impairment of intangible assets(2)	—	—	—	386,653
Operating income(2)	118,966	117,902	119,957	(329,115)
Gain on disposition of investments	—	—	16,628	—
Net income	74,569	77,948	95,204	(189,648)
Net income attributable to U.S. Cellular shareholders	$70,557	$72,602	$89,949	$(200,118)
Basic weighted average shares outstanding	87,571	87,571	87,460	87,340
Diluted weighted average shares outstanding	88,064	87,872	87,833	87,340
Basic earnings per share attributable to U.S. Cellular shareholders	$0.81	$0.83	$1.03	$(2.29)
Diluted earnings per share attributable to U.S. Cellular shareholders	$0.80	$0.83	$1.02	$(2.29)
Stock price(1)(3)
U.S. Cellular Common Shares
High	$85.85	$68.00	$63.00	$47.90
Low	52.08	50.01	43.50	27.18
Close	$55.00	$56.55	$46.92	$43.24

(1)
U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

(2)
During the fourth quarters of 2009 and 2008, U.S. Cellular recognized a Loss on impairment of intangible assets related to licenses of $14.0 million and $386.7 million, respectively. See Note 9—Licenses and Goodwill in the Notes to Consolidated Financial Statements for details of these impairments.

(3)
The high, low and closing sales prices as reported by either the American Stock Exchange ("AMEX") or the New York Stock Exchange ("NYSE"). U.S. Cellular's Common Shares traded on the AMEX prior to and on September 14, 2008, and traded on the NYSE after this date.

(4)
During the quarter ended December 31, 2009, Operating expenses were reduced by a $7.1 million out-of period adjustment to correct rent expense. Approximately $6.1 million of this adjustment reduced System operations expense and $1.0 million reduced Selling, general and administrative expense. Management does not believe that the adjustment is material to the current year or any prior year earnings, earnings trends or financial statement line items. The adjustment was recorded in the quarter ended December 31, 2009 and no prior periods were adjusted. The impact of the out-of-period adjustment on the affected line items in the Consolidated Statement of Operations is as follows:

(Amounts in thousands)	Quarter Ended December 31, 2009 Increase (Decrease)	Year Ended December 31, 2009 Increase (Decrease)
System operations	$(6,090)	$(5,813)
Selling, general and administrative	(1,009)	(696)
Total operating expenses	(7,099)	(6,509)
Operating income	7,099	6,509
Income before income taxes	7,099	6,509
(5)
During the quarter ended December 31, 2009, U.S. Cellular recorded adjustments that reduced System operations expense and increased Selling, general and administrative expense by $9.7 million and $11.6 million, respectively, to reflect revised estimates related to customer usage charges and bad debts expense. The net of these adjustments was an increase to Operating expenses of $1.9 million during the quarter ended December 31, 2009.

 United States Cellular Corporation

SHAREHOLDER INFORMATION

Stock and dividend information

U.S. Cellular's Common Shares are listed on the New York Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of January 29, 2010, the last trading day of the month, U.S. Cellular's Common Shares were held by 378 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

See "Consolidated Quarterly Information (Unaudited)" for information on the high and low trading prices of the USM Common Shares for 2009 and 2008.

Stock performance graph

The following chart provides a comparison of U.S. Cellular's cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index. As of December 31, 2009, the Dow Jones U.S. Telecommunications Index was composed of the following companies: AT&T Inc., CenturyTel Inc., Cincinnati Bell Inc., Frontier Communications Corp., Leap Wireless International Inc., Leucadia National Corp., Level 3 Communications Inc., MetroPCS Communications Inc., NII Holdings Inc., Qwest Communications International Inc., Sprint Nextel Corp., Telephone and Data Systems, Inc. (TDS and TDS.S), tw telecom, inc., United States Cellular Corporation, Verizon Communications Inc., Virgin Media Inc. and Windstream Corp.

COMPARISON OF CUMULATIVE YEAR TOTAL RETURN*
U.S. Cellular, S&P 500 and Dow Jones U.S. Telecommunications Index
(Performance Results Through 12/31/09)

*
Cumulative total returns assumes reinvestment of dividends.

	2004	2005	2006	2007	2008	2009
U.S. Cellular	$100	$110.37	$155.47	$187.89	$96.60	$94.75
S&P 500 Index	100	104.91	121.48	128.16	80.74	102.11
Dow Jones U.S. Telecommunications Index	100	96.00	131.36	144.55	96.94	106.49

Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of 2004 in U.S. Cellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

Investor relations

U.S. Cellular's annual report, SEC filings and news releases are available to investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Investors may also access these and other reports through the Investor Relations portion of the U.S. Cellular website (http://www.uscc.com).

Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

  Julie Mathews, Manager—Investor Relations
  Telephone and Data Systems, Inc.
  30 North LaSalle Street, Suite 4000
  Chicago, IL 60602
  312.592.5341
  312.630.1908 (fax)
   julie.mathews@teldta.com

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

  Jane W. McCahon, Vice President—Corporate Relations
  Telephone and Data Systems, Inc.
  30 North LaSalle Street, Suite 4000
  Chicago, IL 60602
  312.592.5379
  312.630.1908 (fax)
   jane.mccahon@teldta.com

Directors and executive officers

See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2010 for the 2010 Annual Meeting.

Principal counsel

Sidley Austin LLP, Chicago, Illinois

Transfer agent

ComputerShare Investor Services
2 North LaSalle Street, 3rd Floor
Chicago, IL 60602
877.337.1575

Independent registered public accounting firm

PricewaterhouseCoopers LLP

Visit U.S. Cellular's website at www.uscc.com

QuickLinks

  Exhibit 13
  Financial Reports Contents
Management's Discussion and Analysis of Financial Condition
  OVERVIEW
  RESULTS OF OPERATIONS
  INFLATION
  RECENT ACCOUNTING PRONOUNCEMENTS
  FINANCIAL RESOURCES
  LIQUIDITY AND CAPITAL RESOURCES
  APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES
  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
  PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY STATEMENT
  MARKET RISK
United States Cellular Corporation Consolidated Statement of Operations
United States Cellular Corporation Consolidated Statement of Cash Flows
United States Cellular Corporation Consolidated Balance Sheet—Assets
United States Cellular Corporation Consolidated Balance Sheet—Liabilities and Equity
Consolidated Statement of Changes in Equity
Consolidated Statement of Comprehensive Income
Notes to Consolidated Financial Statements
  REPORTS OF MANAGEMENT
  Management's Responsibility for Financial Statements
  Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
SELECTED CONSOLIDATED FINANCIAL DATA
Five–Year Statistical Summary
CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)
Shareholder Information