Form 10-K, Exhibit 13
period 2013-12-31
UNITED STATES CELLULAR CORP
filed 2014-02-28
CIK 821130

United States Cellular Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

United States Cellular Corporation (“U.S. Cellular”) owns, operates and invests in wireless markets throughout the United States.  U.S. Cellular is an 84%‑owned subsidiary of Telephone and Data Systems, Inc. (“TDS”).

The following discussion and analysis should be read in conjunction with U.S. Cellular’s audited consolidated financial statements and the description of U.S. Cellular’s business included in Item 1 of the U.S. Cellular Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2013.  The discussion and analysis contained herein refers to consolidated data and results of operations, unless otherwise noted.

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

In its consolidated operating markets, U.S. Cellular serves approximately 4.8 million customers in 23 states. As of December 31, 2013, U.S. Cellular’s average penetration rate in its consolidated operating markets was 15.0%. U.S. Cellular operates on a customer satisfaction strategy, striving to meet or exceed customer needs by providing a comprehensive range of wireless products and services, excellent customer support, and a high-quality network. U.S. Cellular’s business development strategy is to obtain interests in and access to wireless licenses in its current operating markets and in areas that are adjacent to or in close proximity to its other wireless licenses, thereby building contiguous operating market areas with strong spectrum positions.  U.S. Cellular believes that the acquisition of additional licenses within its current operating markets will enhance its network capacity to meet its customers’ increased demand for data services.  U.S. Cellular anticipates that grouping its operations into market areas will continue to provide it with certain economies in its capital and operating costs.

Financial and operating highlights in 2013 included the following:

•         On April 3, 2013, U.S. Cellular entered into an agreement relating to St. Lawrence Seaway RSA Cellular Partnership (“NY1”) and New York RSA 2 Cellular Partnership (“NY2” and, together with NY1, the “Partnerships”) with Cellco Partnership d/b/a Verizon Wireless, which required U.S. Cellular to deconsolidate the Partnerships and thereafter account for them as equity method investments (the “NY1 & NY2 Deconsolidation”).  In connection with the deconsolidation, U.S. Cellular recognized a non-cash pre-tax gain of $18.5 million which was recorded in Gain on investments in the Consolidated Statement of Operations.  See Note 7 – Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information regarding this transaction.

•         On May 16, 2013, U.S. Cellular completed the sale of customers and certain PCS license spectrum in U.S. Cellular’s Chicago, central Illinois, St. Louis and certain Indiana/Michigan/Ohio markets (“Divestiture Markets”), to Sprint Corp., fka Sprint Nextel Corporation, for $480 million in cash (the “Divestiture Transaction”).  In connection with the sale, U.S. Cellular recognized a pre-tax gain of $266.4 million which was recorded in (Gain) loss on sale of business and other exit costs, net in the Consolidated Statement of Operations.  See Note 5 – Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information regarding this transaction.

•         On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.

•         On October 4, 2013, U.S. Cellular sold the majority of its Mississippi Valley non-operating market license (“unbuilt license”) for $308.0 million.  A pre-tax gain of $250.6 million was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations.

•         In the fourth quarter of 2013, U.S. Cellular issued loyalty reward points with a value of $43.5 million as a loyalty bonus in recognition of the inconvenience experienced by customers during U.S. Cellular’s recent billing system conversion. The loyalty bonus reduced Operating revenues in the Consolidated Statement of Operations and increased Customer deposits and deferred revenues in the Consolidated Balance Sheet.

•         Total consolidated customers were 4,774,000 at December 31, 2013, including 4,610,000 retail customers (97% of total).

The following operating information is presented for Core Markets.  As used here, Core Markets is defined as all consolidated markets in which U.S. Cellular currently conducts business and, therefore, excludes the Divestiture Markets and the NY1 & NY2 Deconsolidated Markets. Core Markets as defined also includes any other income or expenses due to U.S. Cellular’s direct or indirect ownership interests in other spectrum in the Divestiture Markets which was not included in the Divestiture Transaction and other retained assets from the Divestiture Markets.

•         Retail customer net losses were 215,000 in 2013 compared to net additions of 32,000 in 2012. In the postpaid category, there were net losses of 217,000 in 2013, compared to net losses of 92,000 in 2012.  Prepaid net additions were 2,000 in 2013 compared to net additions of 124,000 in 2012.

•         Postpaid customers comprised approximately 93% of U.S. Cellular’s retail customers as of December 31, 2013 and December 31, 2012. The postpaid churn rate was 1.7% in 2013 and 1.5% in 2012.  The prepaid churn rate was 6.7% in 2013 and 5.2% in 2012.

•         Billed average revenue per user (“ARPU”) increased to $50.82 in 2013 from $50.54 in 2012 reflecting an increase in postpaid ARPU due to increases in smartphone adoption and corresponding revenues from data products and services, offset by a decrease in prepaid ARPU. Service revenue ARPU decreased to $57.66 in 2013 from $58.49 in 2012 due primarily to decreases in inbound roaming and eligible telecommunications carriers (“ETC”) revenues. The special issuance of loyalty rewards points in the fourth quarter of 2013 negatively impacted both billed ARPU and service revenue ARPU by $0.73 in 2013.

•         Postpaid customers on smartphone service plans increased to 51% as of December 31, 2013 compared to 41% as of December 31, 2012. In addition, smartphones represented 69% of all devices sold in 2013 compared to 56% in 2012.

The following financial information is presented for U.S. Cellular consolidated results:

•         Retail service revenues of $3,165.5 million decreased $382.5 million year-over-year, due to a decrease of 619,000 in the average number of customers (including approximately 550,000 due to the reductions caused by the Divestiture Transaction and NY1 & NY2 Deconsolidation).

•         Cash flows from operating activities were $290.9 million in 2013 compared to $899.3 million in 2012. At December 31, 2013, Cash and cash equivalents and Short-term investments totaled $392.2 million and there were no outstanding borrowings under the revolving credit facility.

•         Total additions to Property, plant and equipment were $737.5 million, including expenditures to deploy fourth generation Long-Term Evolution (“4G LTE”) equipment, construct cell sites, increase capacity in existing cell sites and switches, outfit new and remodel existing retail stores, develop new billing and other customer management related systems and platforms, and enhance existing office systems. Total cell sites in service decreased 13% year-over-year to 6,975 primarily as a result of the NY1 & NY2 Deconsolidation and the deactivation of certain cell sites in the Divestiture Markets.

•         Operating income decreased $9.8 million, or 6%, to $146.9 million in 2013 from $156.7 million in 2012, reflecting lower service revenues as discussed above as well as lower inbound roaming revenues, higher equipment subsidies and accelerated depreciation related to the Divestiture Transaction. The impacts of these items were offset by lower operating expenses in other categories and gains related to sales of the Divestiture Markets and spectrum licenses. See additional discussion below in “Results of Operations”.

•         Net income attributable to U.S. Cellular shareholders increased $29.0 million, or 26%, to $140.0 million in 2013 compared to $111.0 million in 2012, reflecting the factors discussed below in “Results of Operations”. Basic earnings per share was $1.67 in 2013, which was $0.36 higher than in 2012, and Diluted earnings per share was $1.65, which was $0.35 higher than in 2012.

U.S. Cellular anticipates that future results will be affected by the following factors:

•         Impacts of selling Apple iPhone products;

•         Relative ability to attract and retain customers in a competitive marketplace in a cost effective manner;

•         Effects of industry competition on service and equipment pricing as well as the impacts associated with the expanding presence of carriers and other retailers offering low-priced, unlimited prepaid service;

•         Expanded distribution of products and services in third-party national retailers;

•         Potential increases in prepaid customers, who generally generate lower ARPU and higher churn, as a percentage of U.S. Cellular’s customer base in response to changes in customer preferences and industry dynamics;

•         The nature and rate of growth in the wireless industry, requiring U.S. Cellular to grow revenues primarily from selling additional products and services to its existing customers, increasing the number of multi-device users among its existing customers, increasing the use of data products and services and attracting wireless customers switching from other wireless carriers;

•         Continued growth in revenues and costs related to data products and services and declines in revenues from voice services;

•         Rapid growth in the demand for new data devices and services which may result in increased cost of equipment sold and other operating expenses and the need for additional investment in network capacity and enhancements;

•         Further consolidation among carriers in the wireless industry, which could result in increased competition for customers and/or cause roaming revenues to decline;

•         Uncertainty related to various rulemaking proceedings under way at the Federal Communications Commission (“FCC”);

•         The ability to negotiate satisfactory 4G LTE data roaming agreements with other wireless operators;

•         U.S. Cellular completed the migration of its customers to a new Billing and Operational Support System (“B/OSS”) in the third quarter of 2013. This conversion caused billing delays, which were largely resolved in the fourth quarter of 2013. In addition, intermittent system outages and delayed system response times negatively impacted customer service and sales operations at certain times. Continuing operational problems associated with the conversion to the new billing system could have adverse effects on U.S. Cellular’s business (in areas such as overall customer satisfaction, customer attrition, uncollectible accounts receivable, gross customer additions, or operating expenses).  All of these factors could have a material adverse effect on U.S. Cellular’s results of operations or cash flows; and

•         On August 14, 2013 U.S. Cellular entered into a definitive agreement to sell the majority of its St. Louis area unbuilt license for $92.3 million. The sale will result in an estimated pre-tax gain of $76.2 million. This transaction is subject to regulatory approval and is expected to close in the first quarter of 2014 at which time, the gain on sale will be recorded.  In accordance with GAAP, the book value of the license has been accounted for and disclosed as “held for sale” in the Consolidated Balance Sheet at December 31, 2013.

Pro Forma Financial Information

Refer to U.S. Cellular’s Form 8-K filed on February 26, 2014 for pro forma financial information related to the Divestiture Transaction and the NY1 & NY2 Deconsolidation for the three and twelve months ended December 31, 2013, as if the transactions had occurred at the beginning of the respective periods.  Also refer to U.S. Cellular’s Form 8-K filed on May 3, 2013 for pro forma financial information related to the Divestiture Transaction and the NY1 & NY2 Deconsolidation for the twelve months ended December 31, 2012.

REGULATORY DEVELOPMENTS

FCC Reform Order

In 2011, the FCC released an order (“Reform Order”) to: reform its universal service and intercarrier compensation mechanisms; establish a new, broadband-focused support mechanism; and propose further rules to advance reform.  Appeals of the Reform Order were consolidated and argued in the U.S. Court of Appeals for the 10th Circuit on November 19, 2013, with a decision anticipated in 2014.

There have been no significant changes to the Reform Order since December 31, 2012 that are expected to adversely affect U.S. Cellular.  U.S. Cellular cannot predict the outcome of the consolidated appeals referred to above or any future rulemaking, reconsideration or legal challenges and, as a consequence, the impacts that such potential developments may have on U.S. Cellular’s business, financial condition or results of operations.

FCC Interoperability Order

On October 25, 2013, the FCC adopted a Report and Order and Order of Proposed Modification confirming a voluntary industry agreement on interoperability in the Lower 700 MHz spectrum band.   The FCC's Report and Order lays out a roadmap for the voluntary commitments of AT&T and DISH Network Corporation ("DISH") to become fully binding under a regulatory framework which will require the FCC to take additional actions proposed to be completed by the first quarter of 2014. Pursuant to this voluntary agreement, AT&T will begin incorporating changes in its network and devices that will foster interoperability across all paired spectrum blocks in the Lower 700 MHz Band, collectively comprising “Band 12” under the standards of the 3rd Generation Partnership Project (“3GPP”).  AT&T also agreed to support LTE roaming on its networks for carriers with compatible Band 12 devices, consistent with the FCC’s rules on roaming.  As outlined in its voluntary commitment, AT&T will be implementing the foregoing changes in phases starting with network software enhancement taking place possibly through the third quarter of 2015 with its Band 12 device roll-out to follow.  In addition the FCC has adopted changes in its technical rules for certain unpaired spectrum licensed to AT&T and DISH in the Lower 700 MHz band to enhance prospects for Lower 700 MHz interoperability.  AT&T’s network and devices currently only interoperate across two of the three paired blocks in the Lower 700 MHz band.   U.S. Cellular’s LTE deployment, carried out in conjunction with its partner, King Street Wireless, utilizes spectrum in all three of these blocks and consequently was not interoperable with the AT&T configuration.  U.S. Cellular believes that the FCC action will broaden the ecosystem of devices available to U.S. Cellular’s customers over time.

RESULTS OF OPERATIONS

Summary Operating Data for U.S. Cellular Consolidated Markets

Following is a table of summarized operating data for U.S. Cellular’s Consolidated Markets. Consolidated Markets herein refers to markets which U.S. Cellular currently consolidates, or previously consolidated in the periods presented, and is not adjusted in prior periods presented for subsequent divestitures or deconsolidations. Unless otherwise noted, figures reported in Results of Operations are representative of consolidated results.

As of or for the Year Ended December 31,	2013	2012	2011
Retail Customers
Postpaid
Total at end of period	4,267,000	5,134,000	5,302,000
Gross additions	697,000	880,000	836,000
Net additions (losses)	(325,000)	(165,000)	(117,000)
ARPU(1)	$54.31	$54.32	$52.20
Churn rate(2)	1.8%	1.7%	1.5%
Smartphone penetration(3)(4)	50.8%	41.8%	30.5%
Prepaid
Total at end of period	343,000	423,000	306,000
Gross additions	309,000	368,000	228,000
Net additions (losses)	(21,000)	118,000	(8,000)
ARPU(1)	$31.44	$33.26	$33.42
Churn rate(2)	7.0%	6.0%	6.6%
Total customers at end of period	4,774,000	5,798,000	5,891,000
Billed ARPU(1)	$50.73	$50.81	$48.63
Service revenue ARPU(1)	$57.61	$58.70	$56.54
Smartphones sold as a percent of total devices sold	68.4%	55.8%	44.0%
Total Population
Consolidated markets(5)	58,013,000	93,244,000	91,965,000
Consolidated operating markets(5)	31,759,000	46,966,000	46,888,000
Market penetration at end of period
Consolidated markets(6)	8.2%	6.2%	6.4%
Consolidated operating markets(6)	15.0%	12.3%	12.6%
Capital expenditures (000s)	$737,501	$836,748	$782,526
Total cell sites in service	6,975	8,028	7,882
Owned towers in service	4,448	4,408	4,311

Summary Operating Data for U.S. Cellular Core Markets

Following is a table of summarized operating data for U.S. Cellular's Core Markets (which excludes the Divestiture Markets and NY1 and NY2 markets) as of or for the year ended December 31, 2013 or 2012.

As of or for the Year Ended December 31,	2013	2012
Retail Customers
Postpaid
Total at end of period	4,267,000	4,496,000
Gross additions	682,000	746,000
Net additions (losses)	(217,000)	(92,000)
ARPU(1)	$54.23	$53.65
Churn rate(2)	1.7%	1.5%
Smartphone penetration(3)(4)	50.8%	41.1%
Prepaid
Total at end of period	343,000	342,000
Gross additions	295,000	288,000
Net additions (losses)	2,000	124,000
ARPU(1)	$31.45	$32.98
Churn rate(2)	6.7%	5.2%
Total customers at end of period	4,774,000	5,022,000
Billed ARPU (1)	$50.82	$50.54
Service revenue ARPU(1)	$57.66	$58.49
Smartphones sold as a percent of total devices sold	68.6%	56.1%
Total Population
Consolidated markets(5)	58,013,000	83,384,000
Consolidated operating markets(5)	31,759,000	31,445,000
Market penetration at end of period
Consolidated markets(6)	8.2%	6.0%
Consolidated operating markets(6)	15.0%	16.0%
Capital expenditures (000s)	$735,082	$768,884
Total cell sites in service	6,161	6,130
Owned towers in service	3,913	3,847

(1)     ARPU metrics are calculated by dividing a revenue base by an average number of customers by the number of months in the period.  These revenue bases and customer populations are shown below:

a.        Postpaid ARPU consists of total postpaid service revenues and postpaid customers.

b.        Prepaid ARPU consists of total prepaid service revenues and prepaid customers.

c.         Billed ARPU consists of total postpaid, prepaid and reseller service revenues and postpaid, prepaid and reseller customers.

d.        Service revenue ARPU consists of total retail service revenues, inbound roaming and other service revenues and postpaid, prepaid and reseller customers.

(2)     Churn metrics represent the percentage of the postpaid or prepaid customers that disconnects service each month. These metrics represent the average monthly postpaid or prepaid churn rate for each respective period.

(3)     Smartphones represent wireless devices which run on an Android, Apple, BlackBerry or Windows Mobile operating system, excluding tablets.

(4)     Smartphone penetration is calculated by dividing postpaid smartphone customers by total postpaid customers.

(5)     Used only to calculate market penetration of consolidated and core markets and consolidated and core operating markets, respectively. See footnote (6) below.

(6)     Market penetration is calculated by dividing the number of wireless customers at the end of the period by the total population of consolidated and core markets and consolidated and core operating markets, respectively, estimated by Claritas.

Components of Operating Income

Year Ended December 31,	2013	Increase/ (Decrease)	Percentage Change	2012	Increase/ (Decrease)	Percentage Change	2011
(Dollars in thousands)
Retail service	$3,165,496	$(382,483)	(11)%	$3,547,979	$61,457	2%	$3,486,522
Inbound roaming	263,186	(85,531)	(25)%	348,717	408	N/M	348,309
Other	166,091	(36,069)	(18)%	202,160	(16,806)	(8)%	218,966
Service revenues	3,594,773	(504,083)	(12)%	4,098,856	45,059	1%	4,053,797
Equipment sales	324,063	(29,165)	(8)%	353,228	63,679	22%	289,549
Total operating revenues	3,918,836	(533,248)	(12)%	4,452,084	108,738	3%	4,343,346

System operations (excluding Depreciation, amortization and accretion reported below)	763,435	(183,370)	(19)%	946,805	17,426	2%	929,379
Cost of equipment sold	999,000	63,053	7%	935,947	144,145	18%	791,802
Selling, general and administrative	1,677,395	(87,538)	(5)%	1,764,933	(4,768)	N/M	1,769,701
Depreciation, amortization and accretion	803,781	195,148	32%	608,633	35,076	6%	573,557
(Gain) loss on asset disposals, net	30,606	(12,518)	(69)%	18,088	(8,199)	(83)%	9,889
(Gain) loss on sale of business and other exit costs, net	(246,767)	267,789	>100	21,022	(21,022)	N/M	-
(Gain) loss on license sales and exchanges	(255,479)	255,479	N/M	-	(11,762)	N/M	(11,762)
Total operating expenses	3,771,971	(523,457)	(12)%	4,295,428	232,862	6%	4,062,566
Operating income	$146,865	$(9,791)	(6)%	$156,656	$(124,124)	(44)%	$280,780

N/M - Percentage change not meaningful

Operating Revenues

Service revenues

Service revenues consist primarily of: (i) charges for access, airtime, roaming, recovery of regulatory costs and value‑added services, including data products and services, provided to U.S. Cellular’s retail customers and to end users through third-party resellers (“retail service”); (ii) charges to other wireless carriers whose customers use U.S. Cellular’s wireless systems when roaming, including long-distance roaming (“inbound roaming”); and (iii) amounts received from the Federal USF.

Retail service revenues

Retail service revenues decreased by $382.5 million, or 11%, to $3,165.5 million due primarily to a decrease in U.S. Cellular’s average customer base (including the reductions caused by the Divestiture Transaction and NY1 & NY2 Deconsolidation) and a slight decrease in billed ARPU.  In 2012, retail service revenues increased by $61.5 million, or 2%, to $3,548.0 million due primarily to the impact of an increase in billed ARPU, partially offset by a decrease in U.S. Cellular’s average customer base.

In the fourth quarter of 2013, U.S. Cellular issued loyalty reward points with a value of $43.5 million as a loyalty bonus in recognition of the inconvenience experienced by customers during U.S. Cellular’s recent billing system conversion. The value of the loyalty bonus reduced Operating revenues in the Consolidated Statement of Operations and increased Customer deposits and deferred revenues in the Consolidated Balance Sheet.

Billed ARPU of $50.73 in 2013 was relatively flat compared to $50.81 in 2012. The special issuance of loyalty rewards points in the fourth quarter of 2013 negatively impacted billed ARPU by $0.70 in 2013, which was partially offset by an increase in smartphone adoption and corresponding revenues from data products and services. The increase in billed ARPU in 2012 from $48.63 in 2011 also reflects the impact of a larger portion of the customer base using smartphones which drives incremental data access revenue.

U.S. Cellular expects continued pressure on revenues in the foreseeable future due to industry competition for customers and related effects on pricing of service plan offerings offset to some degree by continued adoption of smartphones and data usage.

Inbound roaming revenues

Inbound roaming revenues decreased by $85.5 million, or 25% in 2013 to $263.2 million.  The decrease was due primarily to lower rates ($47.9 million) and the impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation ($37.6 million).  Data volume increased year-over year but the impact of this increase was offset by the combined impacts of lower volume for voice and lower rates for both data and voice.  The decline in roaming revenues was offset by a decline in roaming expense also due to lower rates.  U.S. Cellular expects continued growth in data volume but also expects that the revenue impact of this growth will be offset by the impacts of decreases in data rates and voice volume.

Inbound roaming revenues of $348.7 million were flat in 2012 compared to 2011 as higher data revenues, reflecting significantly higher volumes but lower negotiated rates, were offset by lower voice revenues, reflecting both lower volumes and rates.

Other revenues

Other revenues decreased by $36.1 million, or 18%, in 2013 compared to 2012. In 2012, Other revenues decreased by $16.8 million, or 8%.  The decreases in both years are due primarily to decreases in ETC support.

Pursuant to the FCC’s Reform Order (See “Overview – FCC Reform Order”), U.S. Cellular’s current ETC support is being phased down at the rate of 20% per year beginning July 1, 2012.   If the Phase II Mobility Fund is not operational by July 2014, the phase down will halt at that time and U.S. Cellular will continue to receive 60% of its baseline support until the Phase II Mobility Fund is operational.

At this time, U.S. Cellular cannot predict the net effect of the FCC’s changes to the USF high cost support program in the Reform Order.  Accordingly, U.S. Cellular cannot predict whether such changes will have a material adverse effect on U.S. Cellular’s business, financial condition or results of operations.

Equipment sales revenues

Equipment sales revenues include revenues from sales of wireless devices and related accessories to both new and existing customers, as well as revenues from sales of wireless devices and accessories to agents. All Equipment sales revenues are recorded net of rebates.

U.S. Cellular offers a competitive portfolio of quality wireless devices to both new and existing customers. U.S. Cellular’s customer acquisition and retention efforts include offering new wireless devices to customers at discounted prices; in addition, customers on currently offered rate plans receive loyalty reward points that may be used to purchase a new wireless device or accelerate the timing of a customer’s eligibility for a wireless device upgrade at promotional pricing. U.S. Cellular also continues to sell wireless devices to agents including national retailers; this practice enables U.S. Cellular to provide better control over the quality of wireless devices sold to its customers, establish roaming preferences and earn quantity discounts from wireless device manufacturers which are passed along to agents and other retailers.

The decrease in 2013 equipment sales revenues of $29.2 million, or 8%, to $324.1 million was driven primarily by selling fewer devices, partially due to the Divestiture Transaction.  Declines in volume were offset by an increase of 12.0% in average revenue per device.  The increase in 2012 equipment sales revenues of $63.7 million, or 22%, to $353.2 million was driven primarily by a 17% increase in average revenue per wireless device sold; an increase in equipment activation fees also was a factor.  Average revenue per wireless device sold increased in both years due to a continued shift in customer preference to higher priced smartphones.

Operating Expenses

System operations expenses (excluding Depreciation, amortization and accretion)

System operations expenses (excluding Depreciation, amortization and accretion) include charges from telecommunications service providers for U.S. Cellular’s customers’ use of their facilities, costs related to local interconnection to the wireline network, charges for cell site rent and maintenance of U.S. Cellular’s network, long-distance charges, outbound roaming expenses and payments to third‑party data product and platform developers.

System operations expenses decreased $183.4 million, or 19%, to $763.4 million in 2013 and increased $17.4 million, or 2%, to $946.8 million in 2012.  Key components of the net changes in System operations expenses were as follows:

•         Expenses incurred when U.S. Cellular’s customers used other carriers’ networks while roaming decreased $64.1 million, or 27%, in 2013 and $11.1 million, or 4%, in 2012, due primarily to lower rates and the impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation. For both years, data roaming usage increased; however, the impact of the increase was more than offset by lower rates for both data and voice and lower voice volume.

•         Maintenance, utility and cell site expenses decreased $61.6 million, or 15%, in 2013 and increased $24.4 million, or 6%, in 2012.  The decrease in 2013 is driven primarily by impacts of the Divestiture Transaction and reductions in expenses related to 3G equipment support and network costs, offset by increases in charges related to 4G LTE equipment and network costs.  The increase in 2012 is driven primarily by an increase in the number of cell sites within U.S. Cellular’s network and costs related to the deployment and operation of LTE networks.

•         Customer usage expenses decreased by $57.7 million, or 19%, in 2013, and increased by $4.1 million, or 1%, in 2012.  The decrease in 2013 is driven by impacts of the Divestiture Transaction and decreases in intercarrier charges as a result of the FCC’s Reform Order and certain data costs, partially offset by increases due to network costs for 4G LTE.  The increase in 2012 is due primarily to an increase in data capacity and usage, offset by a decline in voice usage as well as reduced intercarrier compensation expenses as a result of the FCC’s Reform Order.

U.S. Cellular expects system operations expenses to increase in the future to support the continued growth in cell sites and other network facilities as it continues to add capacity, enhance quality and deploy new technologies as well as to support increases in total customer usage, particularly data usage.  However, these increases are expected to be offset to some extent by cost savings generated by shifting data traffic to the 4G LTE network from the 3G network.

Cost of equipment sold

Cost of equipment sold increased $63.1 million, or 7%, in 2013 and $144.1 million, or 18% in 2012. In both years, the increase was driven primarily by an increase in the average cost per wireless device sold (33% in 2013  and 18% in 2012). Average cost per device sold increased due to general customer preference for higher priced 4G LTE smartphones, including the introduction of Apple products in the fourth quarter of 2013.  In 2013, total devices sold decreased by 18% partially due to the Divestiture Transaction; in 2012, total devices sold increased by 1%.

U.S. Cellular’s loss on equipment, defined as equipment sales revenues less cost of equipment sold, was $674.9 million, $582.7 million and $502.3 million for 2013, 2012 and 2011, respectively. U.S. Cellular expects loss on equipment to continue to be a significant cost in the foreseeable future as wireless carriers continue to use device pricing as a means of competitive differentiation. In addition, U.S. Cellular expects increasing sales of data centric wireless devices to result in higher equipment subsidies over time; these devices generally have higher purchase costs which cannot be recovered through proportionately higher selling prices to customers under the standard contract/subsidy model the industry has operated with for many years.  However, U.S. Cellular is beginning to offer new equipment pricing constructs such as device financing to offset a higher proportion of increasing equipment costs.

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

Selling, general and administrative expenses decreased by $87.5 million to $1,677.4 million in 2013 and by $4.8 million to $1,764.9 in 2012.  Key components of the net changes in Selling, general and administrative expenses were as follows:

2013—

•         Selling and marketing expenses decreased by $75.7 million, or 9%, primarily from lower commission expenses, more cost-effective advertising spending and reduced employee and facilities costs as a result of the Divestiture Transaction.

•         General and administrative expenses decreased by $11.8 million, or 1%, driven by corporate cost containment and reduction initiatives and reduced spending as a result of the Divestiture Transaction, offset by costs associated with launching the new billing system of $55.8 million and higher bad debts expense of $31.5 million due to higher customer accounts receivable balances resulting from billing issues experienced after the system conversion.

2012—

•         Selling and marketing expenses decreased by $24.8 million, or 3%, primarily from more cost-effective advertising spending.

•         General and administrative expenses increased by $20.1 million, or 2%, driven by increases in bad debts expense, Federal Universal Service Charge (“FUSC”) expense and non-income tax expense.  FUSC charges are assessed to customers and also included in Service revenues.

Depreciation, amortization and accretion

Depreciation, amortization and accretion expense increased $195.1 million, or 32%, in 2013, and $35.1 million, or 6%, in 2012 due primarily to the acceleration of depreciation, amortization and accretion in the Divestiture Markets.  The impact of the acceleration year over year was $158.5 million in 2013.  The accelerated depreciation, amortization and accretion in the Divestiture Markets is expected to conclude in the first quarter of 2014.

(Gain) loss on asset disposals, net

(Gain) loss on asset disposals, net was a loss of $30.6 million in 2013 and $18.1 million in 2012 due primarily to losses resulting from the write-off and disposals of certain network assets.

(Gain) loss on sale of business and other exit costs, net

(Gain) loss on sale of business and other exit costs, net was a gain of $246.8 million in 2013, primarily related to the closing of the Divestiture Transaction.  The loss of $21.0 million in 2012 was due primarily to employee severance costs and asset write-offs in the Divestiture Markets, partially offset by a $4.2 million gain resulting from the sale of a wireless market in March 2012.

(Gain) loss on license sales and exchanges

(Gain) loss on license sales and exchanges resulted from the sale of the Mississippi Valley non-operating market license for $308.0 million, which resulted in a pre-tax gain of $250.6 million.

Components of Other Income (Expense)

Year Ended December 31,	2013	Increase / (Decrease)	Percentage Change	2012	Increase / (Decrease)	Percentage Change	2011
(Dollars in thousands)
Operating income	$146,865	$(9,791)	(6)%	$156,656	$(124,124)	(44)%	$280,780

Equity in earnings of unconsolidated entities	131,949	41,585	46%	90,364	6,798	8%	83,566
Interest and dividend income	3,961	317	9%	3,644	249	7%	3,395
Gain (loss) on investments	18,556	22,274	>100	(3,718)	(15,091)	>(100)	11,373
Interest expense	(43,963)	1,570	4%	(42,393)	(23,221)	(35)%	(65,614)
Other, net	288	(212)	(42)%	500	1,178	>100	(678)
Total investment and other income	110,791	62,394	>100%	48,397	16,355	51%	32,042

Income before income taxes	257,656	52,603	26%	205,053	(107,769)	(34)%	312,822
Income tax expense	113,134	49,157	77%	63,977	(50,101)	(44)%	114,078

Net income	144,522	3,446	2%	141,076	(57,668)	(29)%	198,744
Less: Net income attributable to noncontrolling interests, net of tax	(4,484)	25,586	85%	(30,070)	(6,367)	(27)%	(23,703)
Net income attributable to U.S. Cellular shareholders	$140,038	$29,032	26%	$111,006	$(64,035)	(37)%	$175,041

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents U.S. Cellular’s share of net income from entities in which it has a noncontrolling interest and that are accounted for by the equity method. U.S. Cellular generally follows the equity method of accounting for unconsolidated entities in which its ownership interest is less than or equal to 50% but equals or exceeds 20% for corporations and 3% for partnerships and limited liability companies, or for unconsolidated entities in which its ownership is greater than 50% but U.S. Cellular does not have a controlling financial interest.

U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership (“LA Partnership”) contributed $78.4 million, $67.2 million and $55.3 million to Equity in earnings of unconsolidated entities in 2013, 2012 and 2011, respectively.  U.S. Cellular received cash distributions from the LA Partnership of $71.5 million in 2013 and $66.0 million in 2012 and 2011.

On April 3, 2013, U.S. Cellular deconsolidated the NY1 & NY2 Partnerships and began reporting them as equity method investments in its consolidated financial statements as of that date.  In 2013, U.S. Cellular’s investments in the NY1 & NY2 Partnerships contributed $24.7 million to Equity in earnings of unconsolidated entities subsequent to their deconsolidation.  No amounts were included in 2012 or 2011 because the NY1 & NY2 Partnerships were consolidated in those years.  Distributions from the NY1 & NY2 Partnerships of $29.4 million in 2013, after the deconsolidation on April 1, 2013, are included in Distributions from unconsolidated entities on the Consolidated Statement of Cash Flows.

Gain (loss) on investments

In connection with the deconsolidation of the NY1 & NY2 Partnerships, U.S. Cellular recognized a non-cash pre-tax gain of $18.5 million which was recorded in Gain (loss) on investments in 2013. See Note 7 – Investments in Unconsolidated Entities for additional information.

Interest expense

Interest expense in 2013 as compared to 2012 was relatively flat.  In 2012, interest expense decreased by $23.2 million from 2011 due to lower effective interest rates on long-term debt and an increase in capitalized interest for multi-year projects; in addition, in 2011, U.S. Cellular wrote off $8.2 million of unamortized debt issuance costs related to its $330 million, 7.5% Senior Notes redeemed on June 20, 2011.

Income tax expense

The effective tax rates on Income before income taxes for 2013, 2012 and 2011 were 43.9%, 31.2% and 36.5%, respectively. The following significant discrete and other items impacted income tax expense for these years:

2013 — Includes a tax expense of $20.4 million related to the NY1 & NY2 Deconsolidation and the Divestiture Transaction, and a tax benefit of $5.4 million resulting from statute of limitation expirations.

2012 — Includes tax benefits of $12.1 million resulting from statute of limitation expirations and $5.3 million resulting from corrections relating to a prior period.

2011 — Includes a tax benefit of $9.9 million resulting from state statute of limitations expirations and tax expense of $6.1 million resulting from corrections of partnership basis.

See Note 3 — Income Taxes in the Notes to Consolidated Financial Statements for a discussion of income tax expense and the overall effective tax rate on Income before income taxes.

Net income attributable to noncontrolling interests, net of tax

The large decrease in 2013 is primarily due to the elimination of the noncontrolling interests as a result of the NY1 & NY2 Deconsolidation on April 3, 2013.

INFLATION

Management believes that inflation affects U.S. Cellular’s business to no greater or lesser extent than the general economy.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In general, recently issued accounting pronouncements did not have and are not expected to have a significant effect on U.S. Cellular’s financial condition and results of operations.

See Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for information on recently issued accounting pronouncements.

FINANCIAL RESOURCES

U.S. Cellular operates a capital‑ and marketing‑intensive business.  U.S. Cellular utilizes cash on hand, cash from operating activities, cash proceeds from divestitures and disposition of investments, short-term credit facilities and long-term debt financing to fund its acquisitions (including licenses), construction costs, operating expenses and share repurchases.  Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions, capital expenditures and other factors.  The table below and the following discussion in this Financial Resources section summarize U.S. Cellular’s cash flow activities in 2013, 2012 and 2011.

	2013	2012	2011
(Dollars in thousands)
Cash flows from (used in)
Operating activities	$290,897	$899,291	$987,862
Investing activities	172,749	(896,611)	(759,603)
Financing activities	(499,939)	(48,477)	(81,019)
Net increase (decrease) in cash and cash equivalents	$(36,293)	$(45,797)	$147,240

Cash Flows from Operating Activities

Cash flows from operating activities were $290.9 million in 2013 and $899.3 million in 2012.  Significant items to note are as follows:

•         Net income increased by $3.4 million.  This increase resulted primarily from the gains recognized as a result of the closing of the Divestiture Transaction, the NY1& NY2 Deconsolidation and the Mississippi Valley license sale.  These gains were partially offset by a decrease in Operating revenues, higher cost of equipment sold, and an increase in non-cash expenses, including depreciation expense.

•         Net income tax payments of $157.8 million were recorded in 2013 compared to net income tax refunds of $58.6 million in 2012.  The 2013 tax payments were due primarily to the gain recognized as a result of the closing of the Divestiture Transaction and the Mississippi Valley license sale.  Federal tax refunds of $66.8 million were received in 2012 primarily related to a federal net operating loss in 2011 largely attributable to 100% bonus depreciation applicable to qualified capital expenditures.  U.S. Cellular carried back this federal net operating loss to prior tax years and received these refunds in 2012 for carrybacks to 2009 and 2010 tax years.

•         Changes in Accounts receivable combined with the impact of Bad debts expense required $192.9 million in 2013 and provided $2.6 million in 2012.  Changes in Accounts receivable were driven primarily by billing delays encountered as a result of the conversion to a new billing system in the third quarter of 2013, which caused Accounts receivable to increase at December 31, 2013. Given these billing delays and the corresponding increase in Accounts receivable, U.S. Cellular believes it has made an adequate provision for allowance for doubtful accounts at December 31, 2013. However, such provision is an estimate, and U.S. Cellular’s actual experience with uncollectible accounts in future periods could materially differ from the amounts provided in the allowance for doubtful accounts at December 31, 2013. Any such difference could have a material adverse impact on future results of operations and cash flow.

•         Changes in Inventory required $82.4 million in 2013 and required $28.8 million in 2012.  This change was due primarily to higher costs per unit related to 4G LTE smartphones.

•         Changes in Accounts payable provided $85.3 million in 2013 and required $6.4 million in 2012.  Changes in Accounts payable were driven primarily by payment timing differences related to operating expenses, capital expenditures and device purchases.

Cash flows from operating activities were $899.3 million in 2012 and $987.9 million in 2011.  Significant items to note are as follows:

•         Net income decreased by $57.7 million.  This decrease resulted primarily from increases in Cost of equipment sold and non-cash expenses, including depreciation expense.

•         Net income tax refunds of $58.6 million were recorded in 2012 compared to net income tax refunds of $54.4 million in 2011.  Tax refunds received in 2012 were primarily for federal net operating loss carrybacks from the 2011 tax year to the 2009 and 2010 tax years.  Tax refunds received in 2011 primarily represented federal refunds related to overpayment of 2010 taxes.

•         Changes in Accounts receivable combined with the impact of Bad debts expense provided $2.6 million in 2012 and required $20.0 million in 2011.  Accounts receivable balances fluctuate based on the timing of customer payments, promotions and other factors.

•         Changes in Inventory required $28.8 million in 2012 and $14.6 million in 2011.  This change was due primarily to higher inventory levels and a change in inventory mix resulting in a higher cost per unit.

•         Changes in Accounts payable required $6.4 million in 2012 and provided $29.8 million in 2011.  Changes in Accounts payable were primarily driven by payment timing differences related to network equipment and device purchases.

•         Changes in Other assets and liabilities required $27.7 million and $3.3 million in 2012 and 2011, respectively.  This change was due primarily to an increase in LTE-related deferred charges.

Cash Flows from Investing Activities

U.S. Cellular makes substantial investments to acquire wireless licenses and properties and to construct and upgrade wireless telecommunications networks and facilities as a basis for creating long-term value for shareholders.  In recent years, rapid changes in technology and new opportunities have required substantial investments in potentially revenue‑enhancing and cost-reducing upgrades of U.S. Cellular’s networks.

The primary purpose of U.S. Cellular’s construction and expansion expenditures is to provide for customer and usage growth, to upgrade service and to take advantage of service‑enhancing and cost-reducing technological developments.

Capital expenditures (i.e., additions to property, plant and equipment and system development expenditures) totaled $737.5 million in 2013, $836.7 million in 2012 and $782.5 million in 2011.  Cash used for additions to property, plant and equipment is reported in the Consolidated Statement of Cash Flows, and excludes amounts accrued in Accounts payable for capital expenditures at December 31 of the current year and includes amounts paid in the current period that were accrued at December 31 of the prior year.  Cash used for additions to property, plant and equipment totaled $717.9 million, $826.4 million and $771.8 million in 2013, 2012 and 2011, respectively. These expenditures were made to construct new cell sites, build out 4G LTE networks in certain markets, increase capacity in existing cell sites and switches, develop new and enhance existing office systems such as the new Billing and Operational Support System (“B/OSS”) and customer relationship management platforms, and construct new and remodel existing retail stores.  The decrease in capital expenditures on a year-over-year basis is due primarily to the timing of spending for network operations equipment.

Cash payments for acquisitions in 2013, 2012 and 2011 were as follows:

Cash Payments for Acquisitions	2013	2012	2011
(Dollars in thousands)
Licenses	$16,540	$122,690	$4,406
Additional interest in operating market	-	-	19,367
Total	$16,540	$122,690	$23,773

Cash amounts paid for the acquisitions may differ from the purchase price due to cash acquired in the transactions and the timing of cash payments related to the respective transactions.

Cash received from divestitures in 2013, 2012 and 2011 were as follows:

Cash Received from Divestitures	2013	2012	2011
(Dollars in thousands)
Licenses	$311,989	$-	$-
Businesses	499,131	49,932	-
Total	$811,120	$49,932	$-

U.S. Cellular received $480.0 million in cash at the close of the Divestiture Transaction in May 2013.   In addition, U.S. Cellular received $10.6  million in reimbursements for certain network decommissioning costs, network site lease rent and termination costs, network access termination costs, and employee termination benefits for specified engineering employees (the “Sprint Cost Reimbursement”) in 2013.

On October 4, 2013, U.S. Cellular sold the majority of its Mississippi Valley unbuilt license for $308.0 million.  This sale resulted in a $250.6 million gain which was recorded in the fourth quarter of 2013.

On August 14, 2013 U.S. Cellular entered into a definitive agreement to sell the majority of its St. Louis area unbuilt license for $92.3 million.  The sale will result in an estimated pre-tax gain of $76.2 million.  This transaction is subject to regulatory approval and is expected to close in the first quarter of 2014.

U.S. Cellular invested $120.0 million and $110.0 million in 2012 and 2011, respectively, in U.S. Treasury Notes and corporate notes with maturities greater than three months from the acquisition date.  U.S. Cellular realized cash proceeds of $100.0 million, $125.0 million, and $145.3 million in 2013, 2012, and 2011, respectively, related to the maturities of its investments in U.S. Treasury Notes and corporate notes.

Cash Flows from Financing Activities

Cash flows from financing activities include repayments of and proceeds from short-term and long-term debt, dividends to shareholders, distributions to noncontrolling interests, cash used to repurchase Common Shares and cash proceeds from reissuance of Common Shares pursuant to stock-based compensation plans.

In May 2011, U.S. Cellular issued $342.0 million of 6.95% Senior Notes due 2060, and paid related debt issuance costs of $11.0 million.  The net proceeds from the 6.95% Senior Notes were used primarily to redeem $330.0 million of U.S. Cellular’s 7.5% Senior Notes in June 2011.  The redemption price of the 7.5% Senior Notes was equal to 100% of the principal amount plus accrued and unpaid interest thereon to the redemption date.

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.

U.S. Cellular repurchased Common Shares for $18.5 million, $20.0 million and $62.3 million in 2013, 2012 and 2011, respectively.  See Note 14 — Common Shareholders' Equity in the Notes to Consolidated Financial Statements for additional information related to these transactions.

Free Cash Flow

The following table presents Free cash flow.  Free cash flow is defined as Cash flows from operating activities less Cash used for additions to property, plant and equipment. Free cash flow is a non-GAAP financial measure which U.S. Cellular believes may be useful to investors and other users of its financial information in evaluating the amount of cash generated by business operations, after Cash used for additions to property, plant and equipment.

	2013	2012	2011
(Dollars in thousands)
Cash flows from operating activities	$290,897	$899,291	$987,862
Cash used for additions to property, plant and equipment	(717,862)	(826,400)	(771,798)
Free cash flow	$(426,965)	$72,891	$216,064

See Cash flows from Operating Activities and Cash flows from Investing Activities for details on the changes to the components of Free cash flow.

LIQUIDITY AND CAPITAL RESOURCES

U.S. Cellular believes that existing cash and investment balances, funds available under its revolving credit facility and expected cash flows from operating and investing activities provide substantial liquidity and financial flexibility for U.S. Cellular to meet its normal financing needs for the foreseeable future.  In addition, U.S. Cellular may access public and private capital markets to help meet its financing needs.

U.S. Cellular’s profitability historically has been lower in the fourth quarter as a result of significant marketing and promotional activities during the holiday season.  Changes in these or other economic factors could have a material adverse effect on demand for U.S. Cellular’s products and services and on U.S. Cellular’s financial condition and results of operations.

U.S. Cellular cannot provide assurances that circumstances that could have a material adverse effect on its liquidity or capital resources will not occur. Economic conditions, changes in financial markets or other factors could restrict U.S. Cellular’s liquidity and availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its capital expenditure, acquisition or share repurchase programs. Such reductions could have a material adverse effect on U.S. Cellular’s business, financial condition or results of operations.

The following table summarizes U.S. Cellular's cash and investments as of December 31, 2013.

(Dollars in thousands)
Cash and cash equivalents	$342,065
Short-term investments	$50,104

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less. The primary objective of U.S. Cellular’s Cash and cash equivalents investment activities is to preserve principal.  At December 31, 2013, the majority of U.S. Cellular’s Cash and cash equivalents was held in bank deposit accounts and in money market funds that invest exclusively in U.S. Treasury Notes or in repurchase agreements fully collateralized by such obligations.  U.S. Cellular monitors the financial viability of the money market funds and direct investments in which it invests and believes that the credit risk associated with these investments is low.

Short-term and Long-term Investments

Short-term investments consist of U.S. Treasury Notes which are designated as held-to-maturity investments and are recorded at amortized cost in the Consolidated Balance Sheet.  For these investments, U.S. Cellular’s objective is to earn a higher rate of return on funds that are not anticipated to be required to meet liquidity needs in the near term, while maintaining a low level of investment risk.  See Note 2 — Fair Value Measurements in the Notes to Consolidated Financial Statements for additional information on Short-term investments.  As of December 31, 2013, U.S. Cellular does not hold Long-term investments.

Revolving Credit Facility

U.S. Cellular has a revolving credit facility available for general corporate purposes.

In connection with U.S. Cellular’s revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated December 17, 2010 together with the administrative agent for the lenders under U.S. Cellular’s revolving credit facility.  At December 31, 2013, no U.S. Cellular debt was subordinated pursuant to this subordination agreement.

U.S. Cellular’s interest cost on its revolving credit facility is subject to increase if its current credit rating from nationally recognized credit rating agencies is lowered, and is subject to decrease if the rating is raised.  The credit facility would not cease to be available nor would the maturity date accelerate solely as a result of a downgrade in U.S. Cellular’s credit rating.  However, a downgrade in U.S. Cellular’s credit rating could adversely affect its ability to renew the credit facility or obtain access to other credit facilities in the future.

As of December 31, 2013, U.S. Cellular’s senior debt credit rating from nationally recognized credit rating agencies remained at investment grade.

In June 2013, U.S. Cellular provided $17.4 million in letters of credit to the FCC in connection with U.S. Cellular’s winning bids in Auction 901.  See Note 16 — Supplemental Cash Flow Disclosures in the Notes to Consolidated Financial Statements for additional information on Auction 901.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries.  There were no intercompany loans at December 31, 2013 or 2012.  U.S. Cellular believes that it was in compliance as of December 31, 2013 with all of the financial covenants and requirements set forth in its revolving credit facility.

See Note 10 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the revolving credit facility.

Long-Term Financing

U.S. Cellular’s long-term debt indentures do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular’s credit rating. However, a downgrade in U.S. Cellular’s credit rating could adversely affect its ability to obtain long-term debt financing in the future.  U.S. Cellular believes that it was in compliance as of December 31, 2013 with all financial covenants and other requirements set forth in its long-term debt indentures.  U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.

The long-term debt principal payments due for the next four years represent less than 1% of the total long-term debt obligation at December 31, 2013.  Refer to Market Risk — Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to U.S. Cellular’s Long-term debt.

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

U.S. Cellular has an effective shelf registration statement on Form S-3 to issue senior or subordinated debt securities. The proceeds from any such issuance may be used for general corporate purposes, including: the possible reduction of other long-term debt; in connection with acquisition, construction and development programs; the reduction of short-term debt; for working capital; to provide additional investments in subsidiaries; or the repurchase of shares.  The U.S. Cellular shelf registration statement permits U.S. Cellular to issue at any time and from time to time senior or subordinated debt securities in one or more offerings up to an aggregate principal amount of $500 million.  The ability of U.S. Cellular to complete an offering pursuant to such shelf registration statement is subject to market conditions and other factors at the time.

See Note 10 — Debt in the Notes to Consolidated Financial Statements for additional information on Long-term financing.

Capital Expenditures

U.S. Cellular’s capital expenditures for 2014 are expected to be approximately $640 million.  These expenditures are expected to be for the following general purposes:

•         Expand and enhance network coverage in its service areas, including providing additional capacity to accommodate increased network usage, principally data usage, by current customers;

•         Continue to deploy 4G LTE technology in certain markets;

•         Expand and enhance the retail store network; and

•         Develop and enhance office systems.

U.S. Cellular plans to finance its capital expenditures program for 2014 using primarily Cash flows from operating activities and, as necessary, existing cash balances and short-term investments.

Acquisitions, Divestitures and Exchanges

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those interests that are not strategic to its long-term success. As a result, U.S. Cellular may be engaged from time to time in negotiations relating to the acquisition, divestiture or exchange of companies, properties or wireless spectrum. In general, U.S. Cellular may not disclose such transactions until there is a definitive agreement.  See Note 5 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to significant transactions.

Variable Interest Entities

U.S. Cellular consolidates certain entities because they are “variable interest entities” under accounting principles generally accepted in the United States of America (“GAAP”). See Note 12 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information related to these variable interest entities. U.S. Cellular may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.

Common Share Repurchase Program

In the past year, U.S. Cellular has repurchased and expects to continue to repurchase its Common Shares, subject to its repurchase program.  For additional information related to the current repurchase authorization and repurchases made during 2013, 2012 and 2011, see Note 14 — Common Shareholders' Equity in the Notes to Consolidated Financial Statements and Part II, Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds.

Contractual and Other Obligations

At December 31, 2013, the resources required for contractual obligations were as follows:
		Payments Due by Period
(Dollars in millions)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt obligations (1)	$886.0	$-	$-	$-	$886.0
Interest payments on long-term debt obligations	1,846.2	60.3	120.4	120.4	1,545.1
Operating leases (2)	1,363.6	152.3	251.3	176.3	783.7
Capital leases	6.9	0.5	1.1	1.0	4.3
Purchase obligations (3)	1,797.3	589.9	1,006.9	121.0	79.5
	$5,900.0	$803.0	$1,379.7	$418.7	$3,298.6

(1)

Includes current and long-term portions of debt obligations. The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to capital leases and the $11.6 million unamortized discount related to U.S. Cellular’s 6.7% Senior Notes.  See Note 10 — Debt in the Notes to Consolidated Financial Statements for additional information.

(2)

Includes future lease costs related to office space, retail sites, cell sites and equipment.  See Note 11 — Commitments and Contingencies in the Notes to Consolidated Financial Statements for additional information.

(3)

Includes obligations payable under non-cancellable contracts, commitments for network facilities and transport services, agreements for software licensing, long-term marketing programs, and an agreement with Apple to purchase Apple iPhone products.  As described more fully in Note 5 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements, U.S. Cellular expects to incur network-related exit costs in the Divestiture Markets as a result of the transaction, including: (i) costs to decommission cell sites and mobile telephone switching office (“MTSO”) sites, (ii) costs to terminate real property leases and (iii) costs to terminate certain network access arrangements in the subject markets.  The impacts of these exit activities on U.S. Cellular's purchase obligations are reflected in the table above only to the extent that agreements were consummated at December 31, 2013.

The table above excludes liabilities related to “unrecognized tax benefits” as defined by GAAP because U.S. Cellular is unable to predict the period of settlement of such liabilities.  Such unrecognized tax benefits were $28.8 million at December 31, 2013.  See Note 3 — Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

Agreements

As previously disclosed, on August 17, 2010, U.S. Cellular and Amdocs Software Systems Limited (“Amdocs”) entered into a Software License and Maintenance Agreement (“SLMA”) and a Master Service Agreement (“MSA”) (collectively, the “Amdocs Agreements”) to develop a Billing and Operational Support System (B/OSS”).  In July 2013, U.S. Cellular implemented B/OSS, pursuant to an updated Statement of Work dated June 29, 2012.  Total payments to Amdocs related to this implementation are estimated to be approximately $183.9 million (subject to certain potential adjustments) over the period from commencement of the SLMA through the first half of 2014.  As of December 31, 2013, $136.8 million had been paid to Amdocs.

Apple iPhone Products Purchase Commitment

In March 2013, U.S. Cellular entered into an agreement with Apple to purchase certain minimum quantities of iPhone products over a three-year period beginning in November 2013.  The minimum quantity of iPhone products to be purchased during the first contract year is fixed and is subject to adjustment for the second and third contract years based on the percentage growth in smartphone sales in the United States for the immediately preceding calendar year. Based on current forecasts, U.S. Cellular estimates that the remaining contractual purchase commitment as of December 31, 2013 is approximately $950 million.  At this time, U.S. Cellular expects to meet its contractual commitment with Apple.

Off-Balance Sheet Arrangements

U.S. Cellular had no transactions, agreements or other contractual arrangements with unconsolidated entities involving “off-balance sheet arrangements,” as defined by SEC rules, that had or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Dividends

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

U.S. Cellular prepares its consolidated financial statements in accordance with GAAP.  U.S. Cellular’s significant accounting policies are discussed in detail in Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements.

Management believes the application of the following critical accounting policies and the estimates required by such application reflect its most significant judgments and estimates used in the preparation of U.S. Cellular’s consolidated financial statements.  Management has discussed the development and selection of each of the following accounting policies and related estimates and disclosures with the Audit Committee of U.S. Cellular’s Board of Directors.

Goodwill and Licenses

See the Goodwill and Licenses Impairment Assessment section of Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for information on Goodwill and Licenses impairment testing policies and methods.  U.S. Cellular performs annual impairment testing of Goodwill and Licenses, as required by GAAP, in the fourth quarter of its fiscal year, based on fair values and net carrying values determined as of November 1.

See Note 6 — Intangible Assets in the Notes to Consolidated Financial Statements for additional information related to Goodwill and Licenses activity in 2013 and 2012.

Goodwill

U.S. Cellular tests Goodwill for impairment at the level of reporting referred to as a reporting unit.  For purposes of impairment testing of Goodwill in 2013, U.S. Cellular identified four reporting units based on geographic service areas.  For purposes of the impairment testing of Goodwill in 2012, U.S. Cellular identified five reporting units based on geographic service areas.  The change in reporting units resulted from the NY1 & NY2 Deconsolidation more fully described in Note 7 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements.  There were no changes to U.S. Cellular’s overall Goodwill impairment testing methodology between November 1, 2013 and November 1, 2012.

A discounted cash flow approach was used to value each reporting unit, using value drivers and risks specific to the industry and current economic factors.  The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value and may not be indicative of U.S. Cellular specific assumptions.  The most significant assumptions made in this process were the revenue growth rate (shown as a ten year compound annual growth rate in the table below), the terminal revenue growth rate, the discount rate and capital expenditures as a percentage of revenue (shown as a simple average in the table below).  The averages below are based on ten year projection periods.  These assumptions were as follows for November 1, 2013 and 2012:

	November 1,	November 1,
Key Assumptions	2013	2012
Revenue growth rate	2.2%	2.2%
Terminal revenue growth rate	2.0%	2.0%
Discount rate	10.0%	11.0%
Capital expenditures as a percentage of revenue	16.0%	15.2%

The carrying value of each U.S. Cellular reporting unit as of November 1, 2013 was as follows:

Reporting Unit	Carrying Value
(Dollars in millions)
Central Region	$2,902
Mid-Atlantic Region	811
New England Region	256
Northwest Region	318
Total	$4,287

As of November 1, 2013, the fair values of the reporting units exceeded their respective carrying values by amounts ranging from 19.1% to 40.2%. Therefore, no impairment of Goodwill existed.  Given that the fair values of the respective reporting units exceed their respective carrying values, provided all other assumptions remained the same, the discount rate would have to increase to a range of 11.7% to 13.2% to yield estimated fair values of reporting units that equal their respective carrying values at November 1, 2013.  Further, assuming all other assumptions remained the same, the terminal growth rate assumptions would need to decrease to amounts ranging from negative 2.1% to negative 7.7% to yield estimates of fair value equal to the carrying values of the respective reporting units at November 1, 2013.

Licenses

U.S. Cellular tests licenses for impairment at the level of reporting referred to as a unit of accounting.  For purposes of its impairment testing of licenses as of November 1, 2013, U.S. Cellular separated its FCC licenses into eleven units of accounting based on geographic service areas.  As of November 1, 2012, U.S. Cellular separated its FCC licenses into thirteen units of accounting based on geographic service areas.  The change in units of accounting resulted from (i) the Divestiture Transaction and the Mississippi Valley non-operating market license sale, both of which are more fully described in Note 5 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements and (ii) the NY1 & NY2 Deconsolidation more fully described in Note 7 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements.  In both 2013 and 2012, seven of the units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing.

Developed operating market licenses (“built licenses”)

U.S. Cellular applies the build-out method to estimate the fair values of built licenses. The most significant assumptions applied for purposes of the November 1, 2013 and 2012 licenses impairment assessments were as follows:

Key Assumptions	November 1, 2013	November 1, 2012
Build-out period	5 years	7 years
Discount rate	8.5%	8.5%
Terminal revenue growth rate	2.0%	2.0%
Terminal capital expenditures as a percentage of revenue	13.6%	13.2%
Customer penetration rates	12.5-16.7%	13.3-17.3%

The shorter build-out period in 2013 reflects a change in management’s expectations of the time required to build out the U.S. Cellular network and is based on recent company-specific experience and industry observation.

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

As of November 1, 2013, the fair values of the built licenses units of accounting exceeded their respective carrying values by amounts ranging from 33.8% to 75.9%.  Therefore, no impairment of Licenses existed.  Given that the fair values of the licenses exceed their respective carrying values, the discount rate would have to increase to a range of 8.9% to 9.5% to yield estimated fair values of licenses in the respective units of accounting that equal their respective carrying values at November 1, 2013.  An increase of 50 basis points to the assumed discount rate would cause an impairment of approximately $7 million.

Non-operating market licenses (“unbuilt licenses”)

For purposes of performing impairment testing of unbuilt licenses, U.S. Cellular prepares estimates of fair value by reference to prices paid in recent auctions and market transactions where available. If such information is not available, the fair value of the unbuilt licenses is assumed to have changed by the same percentage, and in the same direction, that the fair value of built licenses measured using the build-out method changed during the period. There was no impairment loss recognized related to unbuilt licenses as a result of the November 1, 2013 licenses impairment test.

Carrying Value of Licenses

The carrying value of licenses at November 1, 2013 was as follows:

Unit of Accounting (1)	Carrying Value
(Dollars in millions)
Developed Operating markets
Central Region	$749
Mid-Atlantic Region	235
New England Region	102
Northwest Region	68

Non-operating markets
New England	1
North Northwest	3
South Northwest	2
North Central	59
South Central	22
East Central	107
Mid-Atlantic	50
Total (2)	$1,398

(1)

U.S. Cellular participated in spectrum auctions indirectly through its interests in Aquinas Wireless L.P. (“Aquinas Wireless”) and King Street Wireless L.P. (“King Street Wireless”), collectively, the “limited partnerships.”  Interests in other limited partnerships that participated in spectrum auctions have since been acquired.  Each limited partnership participated in and was awarded spectrum licenses in one of two separate spectrum auctions (FCC Auctions 78 and 73). All of the units of accounting above, except New England, include licenses awarded to the limited partnerships.

(2)	Between November 1, 2013 and December 31, 2013, U.S. Cellular capitalized interest on certain licenses pursuant to current network build-outs in the amount of $3 million.

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

The preparation of the consolidated financial statements requires U.S. Cellular to calculate a provision for income taxes.  This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes.  These temporary differences result in deferred income tax assets and liabilities, which are included in U.S. Cellular’s Consolidated Balance Sheet.  U.S. Cellular must then assess the likelihood that deferred income tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance.  Management’s judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any valuation allowance that is established for deferred income tax assets.

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

See Note 3 — Income Taxes in the Notes to Consolidated Financial Statements for details regarding U.S. Cellular’s income tax provision, deferred income taxes and liabilities, valuation allowances and unrecognized tax benefits, including information regarding estimates that impact income taxes.

Loyalty Reward Program

See the Revenue Recognition section of Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for a description of this program and the related accounting.

U.S. Cellular follows the deferred revenue method of accounting for its loyalty reward program.  Under this method, revenue allocated to loyalty reward points is deferred.  Revenue is recognized at the time of customer redemption or when such points have been depleted via an account maintenance charge.  U.S. Cellular periodically reviews and revises the redemption and depletion rates as appropriate based on history and related future expectations.  As of December 31, 2013, U.S. Cellular estimated loyalty reward points breakage based on actuarial estimates and recorded a $7.4 million change in estimate, which reduced Customer deposits and deferred revenues in the Consolidated Balance Sheet and increased Total operating revenues in the Consolidated Statement of Operations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See Note 17 – Related Parties and Note 18 – Certain Relationships and Related Transactions in the Notes to Consolidated Financial Statements.

Possible related party transaction

U.S. Cellular is currently considering a possible purchase of FCC spectrum licenses from TDS.  U.S. Cellular’s spectrum requirements and the relative value of the FCC licenses are being reviewed.  U.S. Cellular formed a special committee comprised entirely of independent and disinterested directors with the exclusive power to consider, negotiate and, if appropriate, approve a transaction with TDS.  The U.S. Cellular special committee has engaged independent financial advisors and legal counsel.  There is no assurance as to whether a transaction will be consummated.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

SAFE HARBOR CAUTIONARY STATEMENT

This Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts, including the words “believes,” “anticipates,” “intends,” “expects” and similar words.  These statements constitute and represent “forward‑looking statements” as this term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward‑looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward‑looking statements.  Such risks, uncertainties and other factors include, but are not limited to, the following risks:

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

•         U.S. Cellular’s system infrastructure may not be capable of supporting changes in technologies and services expected by customers, which could result in lost customers and revenues.

•         Changes in roaming practices or other factors could cause U.S. Cellular's roaming revenues to decline from current levels and/or impact U.S. Cellular's ability to service its customers in geographic areas where U.S. Cellular does not have its own network, which would have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•         A failure by U.S. Cellular to obtain access to adequate radio spectrum to meet current or anticipated future needs and/or to accurately predict future needs for radio spectrum could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•         To the extent conducted by the Federal Communications Commission (“FCC”), U.S. Cellular is likely to participate in FCC auctions of additional spectrum in the future as an applicant or as a noncontrolling partner in another auction applicant and, during certain periods, will be subject to the FCC’s anti-collusion rules, which could have an adverse effect on U.S. Cellular.

•         Changes in the regulatory environment or a failure by U.S. Cellular to timely or fully comply with any applicable regulatory requirements could adversely affect U.S. Cellular’s business, financial condition or results of operations.

•         Changes in Universal Service Fund (“USF”) funding and/or intercarrier compensation could have an adverse impact on U.S. Cellular’s business, financial condition or results of operations.

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

•         U.S. Cellular’s lower scale relative to larger competitors could adversely affect its business, financial condition or results of operations.

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

•         Performance under device purchase agreements could have a material adverse impact on U.S. Cellular's business, financial condition or results of operations.

•         Changes in U.S. Cellular’s enterprise value, changes in the market supply or demand for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of its licenses, goodwill and/or physical assets.

•         Costs, integration problems or other factors associated with acquisitions, divestitures or exchanges of properties or licenses and/or expansion of U.S. Cellular’s business could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•         A significant portion of U.S. Cellular’s revenues is derived from customers who buy services through independent agents who market U.S. Cellular’s services on a commission basis and third-party national retailers. If U.S. Cellular’s relationships with these agents or third-party national retailers are seriously harmed, its business, financial condition or results of operations could be adversely affected.

•         U.S. Cellular’s investments in unproven technologies may not produce the benefits that U.S. Cellular expects.

•         A failure by U.S. Cellular to complete significant network construction and systems implementation activities as part of its plans to improve the quality, coverage, capabilities and capacity of its network, support and other systems and infrastructure could have an adverse effect on its operations.

•         Financial difficulties (including bankruptcy proceedings) or other operational difficulties of U.S. Cellular’s key suppliers, termination or impairment of U.S. Cellular’s relationships with such suppliers, or a failure by U.S. Cellular to manage its supply chain effectively could result in delays or termination of U.S. Cellular’s receipt of required equipment or services, or could result in excess quantities of required equipment or services, any of which could adversely affect U.S. Cellular’s business, financial condition or results of operations.

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

•         Identification of errors in financial information or disclosures could require amendments to or restatements of financial information or disclosures included in this or prior filings with the Securities and Exchange Commission (“SEC”). Such amendments or restatements and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

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

•         Disruption in credit or other financial markets, a deterioration of U.S. or global economic conditions or other events could, among other things, impede U.S. Cellular’s access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•         Uncertainty of U.S. Cellular’s ability to access capital, deterioration in the capital markets, other changes in market conditions, changes in U.S. Cellular’s credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development or acquisition programs.

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

•         Any of the foregoing events or other events could cause revenues, earnings, capital expenditures and/or any other financial or statistical information to vary from U.S. Cellular’s forward-looking estimates by a material amount.

See “Risk Factors” in U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2013 for a further discussion of these risks.  U.S. Cellular undertakes no obligation to update publicly any forward‑looking statements whether as a result of new information, future events or otherwise.  Readers should evaluate any statements in light of these important factors.

MARKET RISK

Long-Term Debt

As of December 31, 2013, the majority of U.S. Cellular’s long-term debt was in the form of fixed-rate notes with maturities ranging up to 47 years.  Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these fixed-rate notes.

The following table presents the scheduled principal payments on long-term debt and capital lease obligations, and the related weighted average interest rates by maturity dates at December 31, 2013:

	Principal Payments Due by Period
(Dollars in millions)	Long-Term Debt Obligations (1)	Weighted-Avg. Interest Rates on Long-Term Debt Obligations (2)
2014	$0.2	9.7%
2015	0.2	9.7%
2016	0.2	9.7%
2017	0.2	9.7%
2018	0.2	9.7%
After 5 years	888.8	6.8%
Total	$889.8	6.8%

(1)

The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to the $11.6 million unamortized discount related to the 6.7% Senior Notes. See Note 10 — Debt in the Notes to Consolidated Financial Statements for additional information.

(2)		Represents the weighted average interest rates at December 31, 2013 for debt maturing in the respective periods.

Fair Value of Long-Term Debt

At December 31, 2013 and 2012, the estimated fair value of long-term debt obligations, excluding capital lease obligations and the current portion of such long-term debt, was $817.5 million and $959.4 million, respectively.  The fair value of long-term debt, excluding capital lease obligations and the current portion of such long-term debt, was estimated using market prices for the 6.95% Senior Notes at December 31, 2013 and 2012 and discounted cash flow analysis for the 6.7% Senior Notes at December 31, 2013 and 2012.

Other Market Risk Sensitive Instruments

The substantial majority of U.S. Cellular’s other market risk sensitive instruments (as defined in item 305 of SEC Regulation S-K) are short-term, including Cash and cash equivalents and Short-term investments.  The fair value of such instruments is less sensitive to market fluctuations than longer term instruments.  Accordingly, U.S. Cellular believes that a significant change in interest rates would not have a material effect on such other market risk sensitive instruments.

United States Cellular Corporation Consolidated Statement of Operations

Year Ended December 31,	2013	2012	2011
(Dollars and shares in thousands, except per share amounts)
Operating revenues
Service	$3,594,773	$4,098,856	$4,053,797
Equipment sales	324,063	353,228	289,549
Total operating revenues	3,918,836	4,452,084	4,343,346

Operating expenses
System operations (excluding Depreciation, amortization and accretion reported below)	763,435	946,805	929,379
Cost of equipment sold	999,000	935,947	791,802
Selling, general and administrative (including charges from affiliates of $99.2 million, $104.3 million and $104.1 million in 2013, 2012 and 2011)	1,677,395	1,764,933	1,769,701
Depreciation, amortization and accretion	803,781	608,633	573,557
(Gain) loss on asset disposals, net	30,606	18,088	9,889
(Gain) loss on sale of business and other exit costs, net	(246,767)	21,022	-
(Gain) loss on license sales and exchanges	(255,479)	-	(11,762)
Total operating expenses	3,771,971	4,295,428	4,062,566

Operating income	146,865	156,656	280,780

Investment and other income (expense)
Equity in earnings of unconsolidated entities	131,949	90,364	83,566
Interest and dividend income	3,961	3,644	3,395
Gain (loss) on investments	18,556	(3,718)	11,373
Interest expense	(43,963)	(42,393)	(65,614)
Other, net	288	500	(678)
Total investment and other income (expense)	110,791	48,397	32,042

Income before income taxes	257,656	205,053	312,822
Income tax expense	113,134	63,977	114,078

Net income	144,522	141,076	198,744
Less: Net income attributable to noncontrolling interests, net of tax	4,484	30,070	23,703
Net income attributable to U.S. Cellular shareholders	$140,038	$111,006	$175,041

Basic weighted average shares outstanding	83,968	84,645	84,877
Basic earnings per share attributable to U.S. Cellular shareholders	$1.67	$1.31	$2.06

Diluted weighted average shares outstanding	84,730	85,230	85,448
Diluted earnings per share attributable to U.S. Cellular shareholders	$1.65	$1.30	$2.05

Special dividend per share to U.S. Cellular shareholders	$5.75	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation Consolidated Statement of Cash Flows

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Cash flows from operating activities
Net income	$144,522	$141,076	$198,744
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization and accretion	803,781	608,633	573,557
Bad debts expense	98,864	67,372	62,157
Stock-based compensation expense	15,844	21,466	20,183
Deferred income taxes, net	(75,348)	49,244	203,264
Equity in earnings of unconsolidated entities	(131,949)	(90,364)	(83,566)
Distributions from unconsolidated entities	125,660	84,417	91,768
(Gain) loss on asset disposals, net	30,606	18,088	9,889
(Gain) loss on sale of business and other exit costs, net	(246,767)	21,022	-
(Gain) loss on license sales and exchanges	(255,479)	-	(11,762)
(Gain) loss on investments	(18,556)	3,718	(11,373)
Noncash interest expense	1,059	(1,822)	10,040
Other operating activities	646	546	102
Changes in assets and liabilities from operations
Accounts receivable	(291,759)	(64,816)	(82,175)
Inventory	(82,422)	(28,786)	(14,640)
Accounts payable - trade	85,199	(4,977)	28,410
Accounts payable - affiliate	147	(1,458)	1,392
Customer deposits and deferred revenues	66,344	30,353	34,927
Accrued taxes	30,037	73,064	(39,984)
Accrued interest	273	167	225
Other assets and liabilities	(9,805)	(27,652)	(3,296)
	290,897	899,291	987,862

Cash flows from investing activities
Cash used for additions to property, plant and equipment	(717,862)	(826,400)	(771,798)
Cash paid for acquisitions and licenses	(16,540)	(122,690)	(23,773)
Cash received from divestitures	811,120	49,932	-
Cash paid for investments	-	(120,000)	(110,000)
Cash received for investments	100,000	125,000	145,250
Other investing activities	(3,969)	(2,453)	718
	172,749	(896,611)	(759,603)

Cash flows from financing activities
Repayment of long-term debt	(414)	(145)	(330,338)
Issuance of long-term debt	-	-	342,000
Common shares reissued for benefit plans, net of tax payments	5,784	(2,205)	1,935
Common shares repurchased	(18,544)	(20,045)	(62,294)
Payment of debt issuance costs	(23)	(514)	(11,400)
Dividends paid	(482,270)	-	-
Distributions to noncontrolling interests	(3,766)	(22,970)	(21,094)
Payments to acquire additional interest in subsidiaries	(1,005)	(3,167)	-
Other financing activities	299	569	172
	(499,939)	(48,477)	(81,019)

Net increase (decrease) in cash and cash equivalents	(36,293)	(45,797)	147,240

Cash and cash equivalents
Beginning of period	378,358	424,155	276,915
End of period	$342,065	$378,358	$424,155

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation Consolidated Balance Sheet — Assets

December 31,	2013	2012
(Dollars in thousands)
Current assets
Cash and cash equivalents	$342,065	$378,358
Short-term investments	50,104	100,676
Accounts receivable
Customers and agents, less allowances of $59,206 and $24,290, respectively	467,255	349,424
Roaming	30,136	31,782
Affiliated	980	375
Other, less allowances of $1,032 and $2,612, respectively	88,224	63,639
Inventory, net	238,188	155,886
Income taxes receivable	-	1,612
Prepaid expenses	65,596	62,560
Net deferred income tax asset	99,105	35,419
Other current assets	19,538	16,745
	1,401,191	1,196,476

Assets held for sale	16,027	216,763

Investments
Licenses	1,401,126	1,456,794
Goodwill	387,524	421,743
Investments in unconsolidated entities	265,585	144,531
Long-term investments	-	50,305
	2,054,235	2,073,373
Property, plant and equipment
In service and under construction	7,717,512	7,478,428
Less: Accumulated depreciation	4,860,992	4,455,840
	2,856,520	3,022,588

Other assets and deferred charges	117,735	78,250

Total assets	$6,445,708	$6,587,450

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation Consolidated Balance Sheet — Liabilities and Equity

December 31,	2013	2012
(Dollars and shares in thousands)
Current liabilities
Current portion of long-term debt	$166	$92
Accounts payable
Affiliated	11,243	10,725
Trade	405,583	310,936
Customer deposits and deferred revenues	256,740	192,113
Accrued taxes	73,820	35,834
Accrued compensation	66,566	90,418
Other current liabilities	192,055	114,881
	1,006,173	754,999

Liabilities held for sale	-	19,594

Deferred liabilities and credits
Net deferred income tax liability	836,297	849,818
Other deferred liabilities and credits	315,073	288,441

Long-term debt	878,032	878,858

Commitments and contingencies

Noncontrolling interests with redemption features	536	493

Equity
U.S. Cellular shareholders' equity
Series A Common and Common Shares
Authorized 190,000 shares (50,000 Series A Common and 140,000 Common Shares)
Issued 88,074 shares (33,006 Series A Common and 55,068 Common Shares)
Outstanding 84,205 shares (33,006 Series A Common and 51,199 Common Shares) and 84,168 shares (33,006 Series A Common and 51,162 Common Shares), respectively
Par Value ($1 per share) ($33,006 Series A Common and $55,068 Common Shares)	88,074	88,074
Additional paid-in capital	1,424,729	1,412,453
Treasury Shares, at cost, 3,869 and 3,906 Common Shares, respectively	(164,692)	(165,724)
Retained earnings	2,043,095	2,399,052
Total U.S. Cellular shareholders' equity	3,391,206	3,733,855

Noncontrolling interests	18,391	61,392

Total equity	3,409,597	3,795,247

Total liabilities and equity	$6,445,708	$6,587,450

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Series A Common and Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2012	$88,074	$1,412,453	$(165,724)	$2,399,052	$3,733,855	$61,392	$3,795,247
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	-	-	-	140,038	140,038	-	140,038
Net income attributable to noncontrolling interests classified as equity	-	-	-	-	-	4,251	4,251
Common and Series A Common Shares dividends	-	-	-	(482,270)	(482,270)	-	(482,270)
Repurchase of Common Shares	-	-	(18,544)	-	(18,544)	-	(18,544)
Incentive and compensation plans	-	222	19,576	(13,725)	6,073	-	6,073
Stock-based compensation awards	-	15,467	-	-	15,467	-	15,467
Tax windfall (shortfall) from stock awards	-	(3,267)	-	-	(3,267)	-	(3,267)
Distributions to noncontrolling interests	-	-	-	-	-	(3,576)	(3,576)
Adjust investment in subsidiaries for noncontrolling interest purchases	-	(146)	-	-	(146)	94	(52)
Deconsolidation of partnerships	-	-	-	-	-	(43,770)	(43,770)
Balance, December 31, 2013	$88,074	$1,424,729	$(164,692)	$2,043,095	$3,391,206	$18,391	$3,409,597

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Series A Common and Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2011	$88,074	$1,387,341	$(152,817)	$2,297,363	$3,619,961	$55,956	$3,675,917
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	-	-	-	111,006	111,006	-	111,006
Net income attributable to noncontrolling interests classified as equity	-	-	-	-	-	30,019	30,019
Repurchase of Common Shares	-	-	(20,045)	-	(20,045)	-	(20,045)
Incentive and compensation plans	-	137	7,138	(9,317)	(2,042)	-	(2,042)
Stock-based compensation awards	-	21,249	-	-	21,249	-	21,249
Tax windfall (shortfall) from stock awards	-	(1,518)	-	-	(1,518)	-	(1,518)
Distributions to noncontrolling interests	-	-	-	-	-	(22,970)	(22,970)
Adjust investment in subsidiaries for noncontrolling interest purchases	-	5,244	-	-	5,244	(1,586)	3,658
Other	-	-	-	-	-	(27)	(27)
Balance, December 31, 2012	$88,074	$1,412,453	$(165,724)	$2,399,052	$3,733,855	$61,392	$3,795,247

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Series A Common and Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2010	$88,074	$1,368,487	$(105,616)	$2,135,507	$3,486,452	$53,518	$3,539,970
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	-	-	-	175,041	175,041	-	175,041
Net income attributable to noncontrolling interests classified as equity	-	-	-	-	-	23,532	23,532
Repurchase of Common Shares	-	-	(62,294)	-	(62,294)	-	(62,294)
Incentive and compensation plans	-	57	15,093	(13,185)	1,965	-	1,965
Stock-based compensation awards	-	20,183	-	-	20,183	-	20,183
Tax windfall (shortfall) from stock awards	-	(1,386)	-	-	(1,386)	-	(1,386)
Distributions to noncontrolling interests	-	-	-	-	-	(21,094)	(21,094)
Balance, December 31, 2011	$88,074	$1,387,341	$(152,817)	$2,297,363	$3,619,961	$55,956	$3,675,917

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

United States Cellular Corporation (“U.S. Cellular”), a Delaware Corporation, is an 84%-owned subsidiary of Telephone and Data Systems, Inc. (“TDS”).

Nature of Operations

U.S. Cellular owns, operates and invests in wireless systems throughout the United States.  As of December 31, 2013, U.S. Cellular served 4.8 million customers.  U.S. Cellular operates as one reportable segment.

Principles of Consolidation

The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America (“GAAP”) as set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC.  The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries, general partnerships in which U.S. Cellular has a majority partnership interest and variable interest entities (“VIEs”) in which U.S. Cellular is the primary beneficiary.  Both VIE and primary beneficiary represent terms defined by GAAP.

Intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2013 financial statement presentation.  These reclassifications did not affect consolidated net income attributable to U.S. Cellular shareholders, cash flows, assets, liabilities or equity for the years presented.

Business Combinations

U.S. Cellular accounts for business combinations at fair value in accordance with the acquisition method.  This method requires that the acquirer recognize 100% of the acquiree’s assets and liabilities at their fair values on the acquisition date for all acquisitions, whether full or partial.  In addition, transaction costs related to acquisitions are expensed.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period.  Actual results could differ from those estimates.  Significant estimates are involved in accounting for goodwill and indefinite-lived intangible assets, depreciation, amortization and accretion, allowance for doubtful accounts, loyalty reward points, income taxes, stock based compensation and asset retirement obligations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

Short-Term and Long-Term Investments

At December 31, 2013 and 2012, U.S. Cellular had $50.1 million and $100.7 million, respectively, in Short-term investments.  At December 31, 2012, U.S. Cellular had $50.3 million in Long-term investments. Short-term and Long-term investments consist primarily of U.S. Treasury Notes which are designated as held-to-maturity investments and are recorded at amortized cost in the Consolidated Balance Sheet.  For these investments, U.S. Cellular’s objective is to earn a higher rate of return on funds that are not anticipated to be required to meet liquidity needs in the near term, while maintaining a low level of investment risk. See Note 2 — Fair Value Measurements for additional details on Short-term and Long-term investments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist primarily of amounts owed by customers for wireless services and equipment sales, by agents for sales of equipment to them and by other wireless carriers whose customers have used U.S. Cellular’s wireless systems.

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

The changes in the allowance for doubtful accounts during the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
(Dollars in thousands)
Beginning balance	$26,902	$23,537	$25,816
Additions, net of recoveries	98,864	67,372	62,157
Deductions	(65,528)	(64,007)	(64,436)
Ending balance	$60,238	$26,902	$23,537

Inventory

Inventory consists primarily of wireless devices stated at the lower of cost or market, with cost determined using the first-in, first-out method and market determined by replacement costs or estimated net realizable value.

Fair Value Measurements

Under the provisions of GAAP, fair value is a market-based measurement and not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price).  The provisions also establish a fair value hierarchy that contains three levels for inputs used in fair value measurements.  Level 1 inputs include quoted market prices for identical assets or liabilities in active markets.  Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets.  Level 3 inputs are unobservable.  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile and, therefore, Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.

Goodwill

U.S. Cellular has Goodwill as a result of its acquisitions of wireless businesses. Such Goodwill represents the excess of the total purchase price over the fair value of net assets acquired in these transactions.

Licenses

Licenses consist of direct and incremental costs incurred in acquiring Federal Communications Commission (“FCC”) licenses to provide wireless service.

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

U.S. Cellular may first assess qualitative factors, such as company, industry and economic trends to determine whether it is necessary to perform the two-step Goodwill impairment test. If determined to be necessary, the first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit Goodwill with the carrying amount of that Goodwill. To calculate the implied fair value of Goodwill in this second step, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit is the implied fair value of Goodwill. If the carrying amount of Goodwill exceeds the implied fair value of Goodwill, an impairment loss is recognized for that difference.

The impairment test for an indefinite-lived intangible asset other than Goodwill may consist of first assessing qualitative factors, such as company, industry and economic trends.  If determined to be necessary, the next step compares the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference.

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

U.S. Cellular tests Goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of its impairment testing of Goodwill in 2013, U.S. Cellular identified four reporting units. The four reporting units represent four geographic groupings of operating markets, representing four geographic service areas.  For purposes of its impairment testing of Goodwill in 2012, U.S. Cellular identified five reporting units.  The change in reporting units resulted from the NY1 & NY2 Deconsolidation more fully described in Note 7 — Investments in Unconsolidated Entities.

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

U.S. Cellular tests Licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of its 2013 impairment testing of Licenses, U.S. Cellular separated its FCC licenses into eleven units of accounting based on geographic service areas. For purposes of its 2012 impairment testing of Licenses, U.S. Cellular separated its FCC licenses into thirteen units of accounting based on geographic service areas.  The change in units of accounting resulted from (i) the Divestiture Transaction and the Mississippi Valley non-operating market license sale, both of which are more fully described in Note 5 — Acquisitions, Divestitures and Exchanges and (ii) the NY1 & NY2 Deconsolidation more fully described in Note 7 — Investments in Unconsolidated Entities.  In both 2013 and 2012, seven of the units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing.

U.S. Cellular estimates the fair value of built licenses for purposes of impairment testing using the build-out method. The build-out method estimates the fair value of Licenses by calculating future cash flows from a hypothetical start-up wireless company and assuming that the only assets available upon formation are the underlying Licenses. To apply this method, a hypothetical build-out of U.S. Cellular’s wireless network, infrastructure, and related costs are projected based on market participant information. Calculated cash flows, along with a terminal value, are discounted to the present and summed to determine the estimated fair value.

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

Investments in Unconsolidated Entities

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a noncontrolling interest.  U.S. Cellular follows the equity method of accounting for such investments in which its ownership interest is less than or equal to 50% but equals or exceeds 20% for corporations and 3% for partnerships and limited liability companies, or for unconsolidated entities in which its ownership is greater than 50% but U.S. Cellular does not have a controlling financial interest.  The cost method of accounting is followed for such investments in which U.S. Cellular’s ownership interest is less than 20% for corporations and is less than 3% for partnerships and limited liability companies and for investments for which U.S. Cellular does not have the ability to exercise significant influence.

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

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated.  Expenditures for maintenance and repairs of assets in service are charged to System operations expense or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and charging it, together with net removal costs (removal costs less any applicable accrued asset retirement obligations and salvage value realized), to (Gain) loss on asset disposals, net.

Costs of developing new information systems are capitalized and amortized over their expected economic useful lives.

Depreciation

Depreciation is provided using the straight-line method over the estimated useful life of the assets.

U.S. Cellular depreciates leasehold improvement assets associated with leased properties over periods ranging from one to thirty years; such periods approximate the shorter of the assets’ economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. Due to the Divestiture Transaction more fully described in Note 5 — Acquisitions, Divestitures and Exchanges, U.S. Cellular changed the useful lives of certain assets in 2013 and 2012.  Other than the Divestiture Transaction, there were no other material changes to useful lives of property, plant and equipment in 2013, 2012 or 2011.

Impairment of Long-lived Assets

U.S. Cellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. If necessary, the impairment test for tangible long-lived assets is a two-step process. The first step compares the carrying value of the asset (or asset group) with the estimated undiscounted cash flows over the remaining asset (or asset group) life. If the carrying value of the asset (or asset group) is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the carrying value of the asset to its estimated fair value. If the carrying value exceeds the estimated fair value (less cost to sell), an impairment loss is recognized for the difference.

U.S. Cellular has one asset group for purposes of assessing property, plant and equipment for impairment based on the fact that the individual operating markets are reliant on centrally operated data centers, mobile telephone switching offices, network operations center and wide-area network.  As a result, U.S. Cellular operates a single integrated national wireless network, and the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities represent cash flows generated by this single interdependent network.

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

Agent Liabilities

U.S. Cellular has relationships with agents, which are independent businesses that obtain customers for U.S. Cellular.  At December 31, 2013 and 2012, U.S. Cellular had accrued $121.3 million and $88.2 million, respectively, for amounts due to agents.  This amount is included in Other current liabilities in the Consolidated Balance Sheet.

Other Assets and Deferred Charges

Other assets and deferred charges include underwriters’ and legal fees and other charges related to issuing U.S. Cellular’s various borrowing instruments and other long-term agreements, and are amortized over the respective term of each instrument.  The amounts for deferred charges included in the Consolidated Balance Sheet at December 31, 2013 and 2012, are shown net of accumulated amortization of $26.0 million and $12.7 million, respectively.

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

Treasury Shares

Common Shares repurchased by U.S. Cellular are recorded at cost as treasury shares and result in a reduction of equity.  Treasury shares are reissued as part of U.S. Cellular’s stock-based compensation programs.  When treasury shares are reissued, U.S. Cellular determines the cost using the first-in, first-out cost method.  The difference between the cost of the treasury shares and reissuance price is included in Additional paid-in capital or Retained earnings.

Revenue Recognition

Revenues from wireless operations consist primarily of:

•         Charges for access, airtime, roaming, long distance, data and other value added services provided to U.S. Cellular’s retail customers and to end users through third‑party resellers;

•         Charges to carriers whose customers use U.S. Cellular’s systems when roaming;

•         Sales of equipment and accessories;

•         Amounts received from the Universal Service Fund (“USF”) in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier (“ETC”); and

•         Redemptions of loyalty reward points for products or services.

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

U.S. Cellular estimates stand-alone selling prices of the elements of its service offerings as follows:

•         Wireless services – Based on the actual selling price U.S. Cellular offers when such plan is sold on a stand-alone basis, or if the plan is not sold on a stand-alone basis, U.S. Cellular’s estimate of the price of such plan based on similar plans that are sold on a stand-alone basis.

•         Wireless devices – Based on the selling price of the respective wireless device when it is sold on a stand-alone basis.

•         Phone Replacement – Based on U.S. Cellular’s estimate of the price of this service if it were sold on a stand-alone basis, which was calculated by estimating the cost of this program plus a reasonable margin.

•         Loyalty reward points – By estimating the retail price of the products and services for which points may be redeemed and dividing such amount by the number of loyalty points required to receive such products and services.  This is calculated on a weighted average basis and requires U.S. Cellular to estimate the percentage of loyalty points that will be redeemed for each product or service.

U.S. Cellular follows the deferred revenue method of accounting for its loyalty reward program.  Under this method, revenue allocated to loyalty reward points is deferred.  Revenue is recognized at the time of customer redemption or when such points have been depleted via an account maintenance charge.  U.S. Cellular periodically reviews and revises the redemption and depletion rates as appropriate based on history and related future expectations.  As of December 31, 2013, U.S. Cellular estimated loyalty reward points breakage based on actuarial estimates and recorded a $7.4 million change in estimate, which reduced Customer deposits and deferred revenues in the Consolidated Balance Sheet and increased Service revenues in the Consolidated Statement of Operations.

In the fourth quarter of 2013, U.S. Cellular issued loyalty reward points with a value of $43.5 million as a loyalty bonus in recognition of the inconvenience experienced by customers during U.S. Cellular’s recent billing system conversion.  The value of the loyalty bonus reduced Service revenues in the Consolidated Statement of Operations and increased Customer deposits and deferred revenues in the Consolidated Balance Sheet.

As of December 31, 2013 and 2012, U.S. Cellular had deferred revenue related to loyalty reward points outstanding of $116.2 million and $56.6 million, respectively.  These amounts are recorded in Customer deposits and deferred revenues (a current liability account) in the Consolidated Balance Sheet, as customers may redeem their reward points within the current period.

Cash-based discounts and incentives, including discounts to customers who pay their bills through the use of on-line bill payment methods, are recognized as a reduction of Operating revenues concurrently with the associated revenue, and are allocated to the various products and services in the bundled offering based on their respective relative selling price.

In order to provide better control over wireless device quality, U.S. Cellular sells wireless devices to agents. U.S. Cellular pays rebates to agents at the time an agent activates a new customer or retains an existing customer in a transaction involving a wireless device.  U.S. Cellular accounts for these rebates by reducing revenues at the time of the wireless device sale to the agent rather than at the time the agent activates a new customer or retains a current customer.  Similarly, U.S. Cellular offers certain wireless device sales rebates and incentives to its retail customers and records the revenue net of the corresponding rebate or incentive.  The total potential rebates and incentives are reduced by U.S. Cellular’s estimate of rebates that will not be redeemed by customers based on historical experience of such redemptions.

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

ETC revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular’s designation as an ETC in various states.

Amounts Collected from Customers and Remitted to Governmental Authorities

U.S. Cellular records amounts collected from customers and remitted to governmental authorities net within a tax liability account if the tax is assessed upon the customer and U.S. Cellular merely acts as an agent in collecting the tax on behalf of the imposing governmental authority.  If the tax is assessed upon U.S. Cellular, then amounts collected from customers as recovery of the tax are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations.  The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $114.7 million, $135.7 million and $125.2 million for 2013, 2012 and 2011, respectively.

Advertising Costs

U.S. Cellular expenses advertising costs as incurred.  Advertising costs totaled $199.9 million, $227.0 million and $257.8 million in 2013, 2012 and 2011, respectively.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group.  TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations.  For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group.  Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS.  U.S. Cellular had a tax payable balance with TDS of $34.8 million and $1.1 million as of December 31, 2013 and 2012, respectively.

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

Stock-Based Compensation

U.S. Cellular has established a long-term incentive plan and a Non-Employee Director compensation plan, and previously had an employee stock purchase plan before this was terminated in the fourth quarter of 2011.  Also, U.S. Cellular employees were eligible to participate in the TDS employee stock purchase plan before this was terminated in the fourth quarter of 2011.  These plans are described more fully in Note 15 — Stock-based Compensation.  These plans are considered compensatory plans and, therefore, recognition of compensation cost for grants made under these plans is required.

U.S. Cellular values its share-based payment transactions using a Black-Scholes valuation model.  Stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that are ultimately expected to vest.  Accordingly, stock-based compensation cost recognized has been reduced for estimated forfeitures.  Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  Pre-vesting forfeitures and expected life are estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior.  U.S. Cellular believes that its historical experience provides the best estimates of future pre-vesting forfeitures and future expected life.  The expected volatility assumption is based on the historical volatility of U.S. Cellular’s common stock over a period commensurate with the expected life.  The dividend yield assumption is zero because U.S. Cellular has never paid a dividend, except a special cash dividend in June 2013, and has expressed its intention to retain all future earnings in the business.  The risk-free interest rate assumption is determined using the U.S. Treasury Yield Curve Rate with a term length that approximates the expected life of the stock options.

The fair value of options is recognized as compensation cost over the respective requisite service period of the awards, which is generally the vesting period, on a straight-line basis for each separate vesting portion of the awards as if the awards were, in-substance, multiple awards (graded vesting attribution method).

Defined Contribution Plans

U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries.  Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently.  Pension costs were $10.4 million, $12.4 million and $11.6 million in 2013, 2012 and 2011, respectively.

U.S. Cellular also participates in a defined contribution retirement savings plan (“401(k) plan”) sponsored by TDS.  Total costs incurred from U.S. Cellular’s contributions to the 401(k) plan were $15.4 million, $17.1 million and $15.5 million in 2013, 2012 and 2011, respectively.

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

Recently Issued Accounting Pronouncements

On July 18, 2013, the FASB issued Accounting Standards Update 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryfoward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 addresses the presentation of an unrecognized tax benefit when a net operating loss carryforward or tax credit carryforward exists. In such event, an unrecognized tax benefit, or portion of an unrecognized tax benefit, would be presented in the Consolidated Balance Sheet as a reduction to deferred tax assets unless the net operating loss carryforward or tax credit carryforward at the reporting date is not available under the tax law of the applicable jurisdiction.  U.S. Cellular is required to adopt the provisions of ASU 2013-11 effective January 1, 2014.  The adoption of ASU 2013-11 is not expected to have a significant impact on U.S. Cellular’s financial position or results of operations.

NOTE 2 FAIR VALUE MEASUREMENTS

As of December 31, 2013 and 2012, U.S. Cellular did not have any financial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP.  However, U.S. Cellular has applied the provisions of fair value accounting for purposes of computing the fair value of financial instruments for disclosure purposes as displayed below.

		December 31, 2013		December 31, 2012
	Level within the Fair Value Hierarchy	Book Value	Fair Value	Book Value	Fair Value
(Dollars in thousands)
Cash and cash equivalents	1	$342,065	$342,065	$378,358	$378,358
Short-term investments
U.S. Treasury Notes	1	50,104	50,104	100,676	100,676
Long-term investments
U.S. Treasury Notes	1	-	-	50,305	50,339
Long-term debt
6.95% Senior Notes	1	342,000	309,852	342,000	376,610
6.7% Senior Notes	2	532,449	507,697	532,194	582,744

Short-term investments are designated as held-to-maturity investments and recorded at amortized cost in the Consolidated Balance Sheet.  Long-term debt excludes capital lease obligations and the current portion of Long-term debt.

The fair values of Cash and cash equivalents and Short-term investments approximate their book values due to the short-term nature of these financial instruments.  The fair values of Long-term investments were estimated using quoted market prices for the individual issuances.  The fair value of Long-term debt was estimated using market prices for the 6.95% Senior Notes, and discounted cash flow analysis using an estimated yield to maturity of 7.35% and 6.09% for the 6.7% Senior Notes at December 31, 2013 and 2012, respectively.

As of December 31, 2013 and 2012, U.S. Cellular did not have nonfinancial assets or liabilities that required the application of fair value accounting for purposes of reporting such amounts in the Consolidated Balance Sheet.

NOTE 3 INCOME TAXES

U.S. Cellular’s income taxes balances at December 31, 2013 and 2012 were as follows:

December 31,	2013	2012
(Dollars in thousands)
Federal income taxes (payable)	$(32,351)	$(1,614)
State income taxes receivable (payable)	(1,545)	1,612

Income tax expense (benefit) is summarized as follows:

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Current
Federal	$180,056	$10,547	$(90,235)
State	8,426	4,186	1,049
Deferred
Federal	(69,917)	54,490	187,581
State	(5,431)	(5,246)	15,683
	$113,134	$63,977	$114,078

A reconciliation of U.S. Cellular’s income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular’s effective income tax expense rate is as follows:

Year Ended December 31,	2013		2012		2011
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense and rate	$90.2	35.0%	$71.8	35.0%	$109.5	35.0%
State income taxes, net of federal benefit (1)	5.2	2.0	3.7	1.8	4.5	1.4
Effect of noncontrolling interests	(2.2)	(0.9)	(6.3)	(3.1)	(4.9)	(1.6)
Gains (losses) on investments and sale of assets (2)	20.5	8.0	-	-	-	-
Correction of deferred taxes (3)	-	-	(5.3)	(2.6)	6.1	2.0
Other differences, net	(0.6)	(0.2)	0.1	0.1	(1.1)	(0.3)
Total income tax expense and rate	$113.1	43.9%	$64.0	31.2%	$114.1	36.5%

(1)

Net state income taxes include changes in the valuation allowance.  In addition, state tax benefits related to the settlement of state tax audits and the expiration of statutes of limitations are included in 2013, 2012 and 2011.

(2)	Represents 2013 tax expense related to the NY1 & NY2 Deconsolidation and the Divestiture Transaction.

(3)	U.S. Cellular recorded immaterial adjustments to correct deferred tax balances in 2012 and 2011 related to tax basis and law changes that related to periods prior to 2012 and 2011, respectively.

U.S. Cellular’s current Net deferred income tax asset totaled $99.1 million and $35.4 million at December 31, 2013 and 2012, respectively, and primarily represents the deferred tax effects of the deferred revenue for the loyalty reward points, the allowance for doubtful accounts on customer receivables and accrued liabilities.

U.S. Cellular’s noncurrent deferred income tax assets and liabilities at December 31, 2013 and 2012 and the temporary differences that gave rise to them were as follows:

December 31,	2013	2012
(Dollars in thousands)
Noncurrent deferred tax assets
Net operating loss (“NOL”) carryforwards	$61,294	$63,240
Stock-based compensation	19,028	22,411
Compensation and benefits - other	3,746	13,673
Deferred rent	19,462	15,822
Other	24,604	25,432
	128,134	140,578
Less valuation allowance	(40,392)	(40,208)
Total noncurrent deferred tax assets	87,742	100,370
Noncurrent deferred tax liabilities
Property, plant and equipment	503,491	527,547
Licenses/intangibles	282,764	294,738
Partnership investments	133,931	124,221
Other	3,853	3,682
Total noncurrent deferred tax liabilities	924,039	950,188
Net noncurrent deferred income tax liability	$836,297	$849,818

At December 31, 2013, U.S. Cellular and certain subsidiaries had $1,149.4 million of state NOL carryforwards (generating a $51.1 million deferred tax asset) available to offset future taxable income.  The state NOL carryforwards expire between 2014 and 2033.  Certain subsidiaries had federal NOL carryforwards (generating a $10.2 million deferred tax asset) available to offset their future taxable income.  The federal NOL carryforwards expire between 2018 and 2033.  A valuation allowance was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be used.

A summary of U.S. Cellular’s deferred tax asset valuation allowance is as follows:

	2013	2012	2011
(Dollars in thousands)
Balance at January 1,	$41,295	$30,261	$29,891
Charged to income tax expense	(1,527)	3,033	(1,450)
Charged to other accounts	3,607	8,001	1,820
Balance at December 31,	$43,375	$41,295	$30,261

As of December 31, 2013, the valuation allowance reduced current deferred tax assets by $3.0 million and noncurrent deferred tax assets by $40.4 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012	2011
(Dollars in thousands)
Unrecognized tax benefits balance at January 1,	$26,460	$28,745	$32,547
Additions for tax positions of current year	5,925	6,656	4,487
Additions for tax positions of prior years	1,501	854	332
Reductions for tax positions of prior years	(45)	(115)	(1,104)
Reductions for settlements of tax positions	(576)	-	(244)
Reductions for lapses in statutes of limitations	(4,452)	(9,680)	(7,273)
Unrecognized tax benefits balance at December 31,	$28,813	$26,460	$28,745

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet.  If these benefits were recognized, they would have reduced income tax expense in 2013, 2012 and 2011 by $18.7 million, $17.2 million and $18.7 million, respectively, net of the federal benefit from state income taxes.  As of December 31, 2013, U.S. Cellular does not expect unrecognized tax benefits to change significantly in the next twelve months.

U.S. Cellular recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense.  The amounts charged to Income tax expense related to interest and penalties resulted in an expense of $0.6 million in 2013, and a benefit of $2.2 million and $2.6 million in 2012 and 2011, respectively.  Net accrued interest and penalties were $12.3 million and $12.8 million at December 31, 2013 and 2012, respectively.

U.S. Cellular is included in TDS’ consolidated federal income tax return. U.S. Cellular also files various state and local income tax returns.  The TDS consolidated group remains subject to federal income tax audits for the tax years after 2011. With only a few exceptions, TDS is no longer subject to state income tax audits for years prior to 2009.

NOTE 4 EARNINGS PER SHARE

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

The amounts used in computing earnings per common share and the effects of potentially dilutive securities on the weighted average number of common shares were as follows:

Year ended December 31,	2013	2012	2011
(Dollars and shares in thousands, except earnings per share)
Net income attributable to U.S. Cellular shareholders	$140,038	$111,006	$175,041

Weighted average number of shares used in basic earnings per share	83,968	84,645	84,877
Effect of dilutive securities:
Stock options	211	184	224
Restricted stock units	551	401	347

Weighted average number of shares used in diluted earnings per share	84,730	85,230	85,448

Basic earnings per share attributable to U.S. Cellular shareholders	$1.67	$1.31	$2.06

Diluted earnings per share attributable to U.S. Cellular shareholders	$1.65	$1.30	$2.05

Certain Common Shares issuable upon the exercise of stock options or vesting of restricted stock units were not included in average diluted shares outstanding for the calculation of Diluted earnings per share attributable to U.S. Cellular shareholders because their effects were antidilutive. The number of such Common Shares excluded, if any, is shown in the table below.

Year Ended December 31,	2013	2012	2011
(Shares in thousands)
Stock options	2,010	2,123	1,591

Restricted stock units	190	369	250

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.  Outstanding U.S. Cellular stock options and restricted stock unit awards were equitably adjusted for the special cash dividend.  The impact of such adjustments on the earnings per share calculation was fully reflected for all years presented.

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

Acquisitions did not have a material impact on U.S. Cellular’s consolidated financial statements for the periods presented and pro forma results, assuming acquisitions had occurred at the beginning of each period presented, would not be materially different from the results reported.

Divestiture Transaction

On November 6, 2012, U.S. Cellular entered into a Purchase and Sale Agreement with subsidiaries of Sprint Corp., fka Sprint Nextel Corporation (“Sprint”).   Pursuant to the Purchase and Sale Agreement, on May 16, 2013, U.S. Cellular transferred customers and certain PCS license spectrum to Sprint in U.S. Cellular’s Chicago, central Illinois, St. Louis and certain Indiana/Michigan/Ohio markets (“Divestiture Markets”) in consideration for $480 million in cash.  The Purchase and Sale Agreement also contemplated certain other agreements, together with the Purchase and Sale Agreement collectively referred to as the “Divestiture Transaction.”

U.S. Cellular retained other assets and liabilities related to the Divestiture Markets, including network assets, retail stores and related equipment, and other buildings and facilities.  The transaction did not affect spectrum licenses held by U.S. Cellular or variable interest entities (“VIEs”) that were not used in the operations of the Divestiture Markets. Pursuant to the Purchase and Sale Agreement, U.S. Cellular and Sprint also entered into certain other agreements, including customer and network transition services agreements, which require U.S. Cellular to provide customer, billing and network services to Sprint for a period of up to 24 months after the May 16, 2013 closing date.  Sprint will reimburse U.S. Cellular for providing such services at an amount equal to U.S. Cellular’s estimated costs, including applicable overhead allocations.  In addition, these agreements require Sprint to reimburse U.S. Cellular up to $200 million (the “Sprint Cost Reimbursement”) for certain network decommissioning costs, network site lease rent and termination costs, network access termination costs, and employee termination benefits for specified engineering employees.  It is estimated that up to $175 million of the Sprint Cost Reimbursement will be recorded in (Gain) loss on sale of business and other exit costs, net and up to $25 million of the Sprint Cost Reimbursement will be recorded in System operations in the Consolidated Statement of Operations.  For the year ended December 31, 2013, $10.6 million of the Sprint Cost Reimbursement had been received and recorded in Cash received from divestitures in the Consolidated Statement of Cash Flows.

Financial impacts of the Divestiture Transaction are classified in the Consolidated Statement of Operations within Operating income. The table below describes the amounts U.S. Cellular has recognized and expects to recognize in the Consolidated Statement of Operations between the date the Purchase and Sale Agreement was signed and the end of the transition services period.

(Dollars in thousands)	Expected Period of Recognition	Projected Range		Cumulative Amount Recognized as of December 31, 2013	Actual Amount Recognized Year Ended December 31, 2013	Actual Amount Recognized Three Months Ended December 31, 2013	Actual Amount Recognized Three Months and Year Ended December 31, 2012
(Gain) loss on sale of business and other exit costs, net
Proceeds from Sprint
Purchase price	2013	$(480,000)	$(480,000)	$(480,000)	$(480,000)	$-	$-
Sprint Cost Reimbursement	2013-2014	(120,000)	(175,000)	(47,641)	(47,641)	(43,420)	-
Net assets transferred	2013	213,593	213,593	213,593	213,593	-	-
Non-cash charges for the write-off and write-down of property under construction and related assets	2012-2014	10,000	14,000	10,675	3	(51)	10,672
Employee related costs including severance, retention and outplacement	2012-2014	12,000	18,000	14,262	1,653	(809)	12,609
Contract termination costs	2012-2014	110,000	160,000	59,584	59,525	40,744	59
Transaction costs	2012-2014	5,000	6,000	5,565	4,428	347	1,137
Total (Gain) loss on sale of business and other exit costs, net		$(249,407)	$(243,407)	$(223,962)	$(248,439)	$(3,189)	$24,477

Depreciation, amortization and accretion expense
Incremental depreciation, amortization and accretion, net of salvage values	2012-2014	200,000	225,000	198,571	178,513	44,513	20,058
(Increase) decrease in Operating income		$(49,407)	$(18,407)	$(25,391)	$(69,926)	$41,324	$44,535

Incremental depreciation, amortization and accretion, net of salvage values represents anticipated amounts to be recorded in the specified time periods as a result of a change in estimate for the remaining useful life and salvage value of certain assets and a change in estimate which accelerated the settlement dates of certain asset retirement obligations in conjunction with the Divestiture Transaction.  Specifically, for the years indicated, this is estimated depreciation, amortization and accretion recorded on assets and liabilities of the Divestiture Markets after the November 6, 2012 transaction date less depreciation, amortization and accretion that would have been recorded on such assets and liabilities in the normal course, absent the Divestiture Transaction.

As a result of the transaction, U.S. Cellular recognized the following amounts in the Consolidated Balance Sheet:

		Year Ended December 31, 2013
(Dollars in thousands)	Balance December 31, 2012	Costs Incurred	Cash Settlements (1)	Adjustments (2)	Balance December 31, 2013
Accrued compensation
Employee related costs including severance, retention, outplacement	$12,305	$6,853	$(11,905)	$(5,200)	$2,053
Other current liabilities
Contract termination costs	$30	$22,675	$(8,713)	$-	$13,992
Other deferred liabilities and credits
Contract termination costs	$-	$34,283	$(3,434)	$-	$30,849

		Year Ended December 31, 2012
(Dollars in thousands)	Balance November 6, 2012	Costs Incurred	Cash Settlements (1)	Adjustments (2)	Balance December 31, 2012
Accrued compensation
Employee related costs including severance, retention, outplacement	$-	$12,609	$(304)	$-	$12,305
Other current liabilities
Contract termination costs	$-	$59	$(29)	$-	$30

(1)

Cash settlement amounts are included in either the Net income or changes in Other assets and liabilities line items as part of Cash flows from operating activities on the Consolidated Statement of Cash Flows.

(2)	Adjustment to liability represents changes to previously accrued amounts.

Other Acquisitions, Divestitures and Exchanges

On October 4, 2013, U.S. Cellular sold the majority of its Mississippi Valley non-operating market license (“unbuilt license”) for $308.0 million.  At the time of the sale, a $250.6 million gain was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations.

On August 14, 2013 U.S. Cellular entered into a definitive agreement to sell the majority of its St. Louis area unbuilt license for $92.3 million.  This transaction is subject to regulatory approval and is expected to close in the first quarter of 2014.  In accordance with GAAP, the book value of the license has been accounted for and disclosed as “held for sale” in the Consolidated Balance Sheet at December 31, 2013.

On November 20, 2012, U.S. Cellular acquired seven 700 MHz licenses covering portions of Illinois, Michigan, Minnesota, Missouri, Nebraska, Oregon, Washington and Wisconsin for $57.7 million.

On August 15, 2012, U.S. Cellular acquired four 700 MHz licenses covering portions of Iowa, Kansas, Missouri, Nebraska and Oklahoma for $34.0 million.

On March 14, 2012, U.S. Cellular sold the majority of the assets and liabilities of a wireless market for $49.8 million in cash.  At the time of the sale, a $4.2 million gain was recorded in (Gain) loss on sale of business and other exit costs, net in the Consolidated Statement of Operations.  On May 9, 2011, pursuant to certain required terms of the partnership agreement, U.S. Cellular paid $24.6 million in cash to purchase the remaining ownership interest in this wireless market in which it previously held a 49% noncontrolling interest. In connection with the acquisition of the remaining interest, a $13.4 million gain was recorded to adjust the carrying value of this 49% investment to its fair value of $25.7 million based on an income approach valuation method.  The gain was recorded in Gain (loss) on investments in the Consolidated Statement of Operations in 2011.

On September 30, 2011, U.S. Cellular completed an exchange whereby U.S. Cellular received eighteen 700 MHz spectrum licenses covering portions of Idaho, Illinois, Indiana, Kansas, Nebraska, Oregon and Washington in exchange for two PCS spectrum licenses covering portions of Illinois and Indiana.  The exchange of licenses provided U.S. Cellular with additional spectrum to meet anticipated future capacity and coverage requirements in several of its markets.  No cash, customers, network assets, other assets or liabilities were included in the exchange.  As a result of this transaction, U.S. Cellular recognized a gain of $11.8 million, representing the difference between the fair value of the licenses received, calculated using a market approach valuation method, and the carrying value of the licenses surrendered.  This gain was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations for the year ended December 31, 2011.

U.S. Cellular acquisitions in 2013 and 2012 and the allocation of the purchase price for these acquisitions were as follows:

		Allocation of Purchase Price
(Dollars in thousands)	Purchase Price	Goodwill	Licenses	Intangible Assets Subject to Amortization	Net Tangible Assets/(Liabilities)
2013
Licenses	$16,540	$-	$16,540	$-	$-

2012
Licenses	$122,690	$-	$122,690	$-	$-

At December 31, 2013 and 2012, the following assets and liabilities were classified in the Consolidated Balance Sheet as "Assets held for sale" and "Liabilities held for sale":

	Current Assets	Licenses	Goodwill	Property, Plant and Equipment	Loss on Assets Held for Sale (1)	Total Assets Held for Sale	Liabilities Held for Sale (2)
(Dollars in thousands)
2013
Divestiture of Spectrum Licenses	$-	$16,027	$-	$-	$-	$16,027	$-

2012
Divestiture Transaction	$-	$140,599	$72,994	$-	$-	$213,593	$19,594
Bolingbrook Customer Care Center (3)	-	-	-	4,275	(1,105)	3,170	-
Total	$-	$140,599	$72,994	$4,275	$(1,105)	$216,763	$19,594

(1)	Loss on assets held for sale was recorded in (Gain) loss on sale of business and other exit costs, net in the Consolidated Statement of Operations.

(2)	Liabilities held for sale primarily consisted of Customer deposits and deferred revenues.

(3)	Effective January 1, 2013, U.S. Cellular transferred its Bolingbrook Customer Care Center operations to an existing third party vendor.

NOTE 6 INTANGIBLE ASSETS

Changes in U.S. Cellular's Licenses and Goodwill are presented below.  See Note 5 — Acquisitions, Divestitures and Exchanges for information regarding transactions which affected Licenses and Goodwill during the periods.

Licenses

Year Ended December 31,	2013	2012
(Dollars in thousands)
Balance, beginning of year	$1,456,794	$1,470,769
Acquisitions	16,540	122,690
Divestitures	(59,419)	-
Transferred to Assets held for sale	(16,027)	(140,599)
Other	3,238	3,934
Balance, end of year	$1,401,126	$1,456,794

Goodwill

Year Ended December 31,	2013	2012
(Dollars in thousands)
Assigned value at time of acquisition	$494,737	$494,737
Accumulated impairment losses in prior periods	-	-
Transferred to Assets held for sale	(72,994)	-
Balance, beginning of year	421,743	494,737
Divestitures	(505)	-
Transferred to Assets held for sale	-	(72,994)
NY1 & NY2 Deconsolidation	(33,714)	-
Balance, end of year	$387,524	$421,743

NOTE 7 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a noncontrolling interest. These investments are accounted for using either the equity or cost method as shown in the following table:

December 31,	2013	2012
(Dollars in thousands)
Equity method investments:
Capital contributions, loans, advances and adjustments	$121,571	$10,323
Cumulative share of income	1,152,916	1,017,449
Cumulative share of distributions	(1,010,513)	(884,852)
	263,974	142,920
Cost method investments	1,611	1,611
Total investments in unconsolidated entities	$265,585	$144,531

Equity in earnings of unconsolidated entities totaled $131.9 million, $90.4 million and $83.6 million in 2013, 2012 and 2011, respectively; of those amounts, U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership (“LA Partnership”) contributed $78.4 million, $67.2 million and $55.3 million in 2013, 2012 and 2011, respectively.  U.S. Cellular held a 5.5% ownership interest in the LA Partnership throughout and at the end of each of these years.

The following tables, which are based on information provided in part by third parties, summarize the combined assets, liabilities and equity, and the combined results of operations of U.S. Cellular’s equity method investments:

December 31,	2013	2012
(Dollars in thousands)
Assets
Current	$489,659	$444,100
Due from affiliates	408,735	298,707
Property and other	2,026,104	1,896,784
	$2,924,498	$2,639,591

Liabilities and Equity
Current liabilities	$351,624	$350,067
Deferred credits	84,834	80,660
Long-term liabilities	19,712	21,328
Long-term capital lease obligations	707	405
Partners' capital and shareholders' equity	2,467,621	2,187,131
	$2,924,498	$2,639,591

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Results of Operations
Revenues	$6,218,067	$5,804,466	$5,519,024
Operating expenses	4,473,722	4,363,399	4,282,277
Operating income	1,744,345	1,441,067	1,236,747
Other income, net	4,842	4,003	4,976
Net income	$1,749,187	$1,445,070	$1,241,723

NY1 & NY2 Deconsolidation

U.S. Cellular holds a 60.00% interest in St. Lawrence Seaway RSA Cellular Partnership (“NY1”)  and a 57.14% interest in New York RSA 2 Cellular Partnership (“NY2”) (together with NY1, the “Partnerships”).  The remaining interests in the Partnerships are held by Cellco Partnership d/b/a Verizon Wireless (“Verizon Wireless”).  The Partnerships are operated by Verizon Wireless under the Verizon Wireless brand.  Prior to April 3, 2013, because U.S. Cellular owned a greater than 50% interest in each of these Partnerships and based on U.S. Cellular’s rights under the Partnership Agreements, U.S. Cellular consolidated the financial results of these Partnerships in accordance with GAAP.

On April 3, 2013, U.S. Cellular entered into an agreement relating to the Partnerships. The agreement amends the Partnership Agreements in several ways which provide Verizon Wireless with substantive participating rights that allow Verizon Wireless to make decisions that are in the ordinary course of business of the Partnerships and which are significant to directing and executing the activities of the business.  Accordingly, as required by GAAP, U.S. Cellular deconsolidated the Partnerships effective as of April 3, 2013 and thereafter reported them as equity method investments in its consolidated financial statements (“NY1 & NY2 Deconsolidation”).  After the NY1 & NY2 Deconsolidation, U.S. Cellular retained the same ownership percentages in the Partnerships and will continue to report the same percentages of income from the Partnerships, which will be recorded in Equity in earnings of unconsolidated entities in the Consolidated Statement of Operations. In addition to the foregoing described arrangements, U.S. Cellular has certain other arm’s length, ordinary business relationships with Verizon Wireless and its affiliates.

In accordance with GAAP, as a result of the NY1 & NY2 Deconsolidation, U.S. Cellular’s interest in the Partnerships was reflected in Investments in unconsolidated entities at a fair value of $114.8 million as of April 3, 2013. Recording U.S. Cellular’s interest in the Partnerships required allocation of the excess of fair value over book value to customer lists, licenses, a favorable contract and goodwill of the Partnerships. Amortization expense related to customer lists and the favorable contract will be recognized over their respective useful lives and is included in Equity in earnings of unconsolidated entities in the Consolidated Statement of Operations.  In addition, U.S. Cellular recognized a non-cash pre-tax gain of $18.5 million in the second quarter of 2013.  The gain was recorded in Gain (loss) on investments in the Consolidated Statement of Operations.

The Partnerships were valued using a discounted cash flow approach and a publicly-traded guideline company method. The discounted cash flow approach uses value drivers and risks specific to the industry and current economic factors and incorporates assumptions that market participants would use in their estimates of fair value and may not be indicative of U.S. Cellular specific assumptions.  The most significant assumptions made in this process were the revenue growth rate (shown as a simple average in the table below), the terminal revenue growth rate, discount rate and capital expenditures.  The assumptions were as follows:

Key assumptions
Average expected revenue growth rate (next ten years)	2.0%
Terminal revenue growth rate (after year ten)	2.0%
Discount rate	10.5%
Capital expenditures as a percentage of revenue	14.9-18.8%

The publicly-traded guideline company method develops an indication of fair value by calculating average market pricing multiples for selected publicly-traded companies using multiples of: Revenue and Earnings before Interest, Taxes, and Depreciation and Amortization (EBITDA). The developed multiples were applied to applicable financial measures of the Partnerships to determine fair value. The discounted cash flow approach and publicly-traded guideline company method were weighted to arrive at the total fair value of the Partnerships.

NOTE 8 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2013 and 2012 were as follows:

December 31,	Useful Lives (Years)	2013	2012
(Dollars in thousands)
Land	N/A	$36,266	$33,947
Buildings	20	304,272	341,852
Leasehold and land improvements	1-30	1,197,520	1,188,720
Cell site equipment	6-25	3,306,575	3,100,916
Switching equipment	1-8	1,161,976	1,155,114
Office furniture and equipment	3-5	539,248	535,656
Other operating assets and equipment	5-25	92,456	128,290
System development	3-7	962,698	631,184
Work in process	N/A	116,501	362,749
		7,717,512	7,478,428
Accumulated depreciation and amortization		(4,860,992)	(4,455,840)
		$2,856,520	$3,022,588

Depreciation and amortization expense totaled $791.1 million, $597.7 million and $565.1 million in 2013, 2012 and 2011, respectively.  As a result of the Divestiture Transaction, U.S. Cellular recognized incremental depreciation and amortization in 2012 and 2013.  See Note 5 — Acquisitions, Divestitures and Exchanges for additional information.

In 2013, 2012 and 2011, (Gain) loss on asset disposals, net included charges of $30.6 million, $18.1 million and $9.9 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service in the normal course of business.

NOTE 9 ASSET RETIREMENT OBLIGATIONS

U.S. Cellular is subject to asset retirement obligations associated with its leased cell sites, switching office sites, retail store sites and office locations in its operating markets.  Asset retirement obligations generally include obligations to restore leased land and retail store and office premises to their pre-lease conditions.  These obligations are included in Other deferred liabilities and credits and Other current liabilities in the Consolidated Balance Sheet.

In 2013 and 2012, U.S. Cellular performed a review of the assumptions and estimated costs related to its asset retirement obligations.  The results of the reviews (identified as “Revisions in estimated cash outflows”) and other changes in asset retirement obligations during 2013 and 2012, including the Divestiture Transaction, were as follows:

(Dollars in thousands)		2013	2012
Balance, beginning of period		$179,607	$143,402
	Additional liabilities accrued	635	5,578
	Revisions in estimated cash outflows (1)	6,268	22,588
	Disposition of assets (2)	(3,534)	(2,674)
	Accretion expense (3)	12,592	10,713
Balance, end of period (4)		$195,568	$179,607

(1)	Included increases of $14.9 million as a result of changes in expected settlement dates related to the Divestiture Transaction in 2012.

(2)	Included $2.0 million of incremental disposition costs related to the Divestiture Transaction in 2013.

(3)	Included $1.1 million and $0.2 million of incremental accretion related to the Divestiture Transaction in 2013 and 2012, respectively.

(4)

In 2013, as a result of the accelerated settlement dates of certain asset retirement obligations related to the Divestiture Transaction, U.S. Cellular reclassified $37.7 million of its asset retirement obligations from Other deferred liabilities and credits to Other current liabilities.

NOTE 10 DEBT

Revolving Credit Facility

At December 31, 2013, U.S. Cellular had a revolving credit facility available for general corporate purposes.  Amounts under the revolving credit facility may be borrowed, repaid and reborrowed from time to time until maturity.  U.S. Cellular did not borrow under its current or previous revolving credit facilities in 2013, 2012 or 2011 except for letters of credit.

U.S. Cellular’s interest cost on its revolving credit facility is subject to increase if its current credit ratings from nationally recognized credit rating agencies is lowered, and is subject to decrease if the ratings are raised.  The credit facility would not cease to be available nor would the maturity date accelerate solely as a result of a downgrade in U.S. Cellular’s credit rating.  However, a downgrade in U.S. Cellular’s credit rating could adversely affect its ability to renew the credit facilities or obtain access to other credit facilities in the future.

The maturity date of any borrowings under the U.S. Cellular revolving credit facility would accelerate in the event of a change in control.

The following table summarizes the terms of the revolving credit facility as of December 31, 2013:

(Dollars in millions)
Maximum borrowing capacity	$300.0
Letters of credit outstanding (1)	$17.6
Amount borrowed	$-
Amount available for use	$282.4
Borrowing rate: One-month London Interbank Offered Rate ("LIBOR") plus contractual spread (2)	1.67%
LIBOR	0.17%
Contractual spread	1.50%
Range of commitment fees on amount available for use (3)
Low	0.13%
High	0.30%
Agreement date	December 2010
Maturity date	December 2017

Fees incurred attributable to the Revolving Credit Facility are as follows:
Fees incurred as a percent of Maximum borrowing capacity for 2013	0.25%
Fees incurred, amount
2013	$0.8
2012	$1.1
2011	$1.2

(1)

In June 2013, U.S. Cellular provided $17.4 million in letters of credit to the FCC in connection with U.S. Cellular's winning bids in Auction 901. See Note 16 —  Supplemental Cash Flow Disclosures for additional information on Auction 901.

(2)

Borrowings under the revolving credit facility bear interest at LIBOR plus a contractual spread based on U.S. Cellular’s credit rating or, at U.S. Cellular’s option, an alternate “Base Rate” as defined in the revolving credit agreement.  U.S. Cellular may select a borrowing period of either one, two, three or six months (or other period of twelve months or less if requested by U.S. Cellular and approved by the lenders).  If U.S. Cellular provides notice of intent to borrow less than three business days in advance of a borrowing, interest on borrowing is at the Base Rate plus the contractual spread.

(3)	The revolving credit facility has commitment fees based on the unsecured senior debt ratings assigned to U.S. Cellular by certain ratings agencies.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. U.S. Cellular believes it was in compliance as of December 31, 2013 with all covenants and other requirements set forth in the revolving credit facility.

In connection with U.S. Cellular’s revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated December 17, 2010 together with the administrative agent for the lenders under U.S. Cellular’s revolving credit agreement.  Pursuant to this subordination agreement, (a) any consolidated funded indebtedness from U.S. Cellular to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from U.S. Cellular to TDS (other than “refinancing indebtedness” as defined in the subordination agreement) in excess of $105,000,000, and (ii) refinancing indebtedness in excess of $250,000,000, will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under U.S. Cellular’s revolving credit agreement.  As of December 31, 2013, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the revolving credit agreement pursuant to the subordination agreement.

At December 31, 2013, U.S. Cellular had recorded $2.7 million of issuance costs related to the revolving credit facility which is included in Other assets and deferred charges in the Consolidated Balance Sheet.

Long-Term Debt

Long-term debt as of December 31, 2013 and 2012 was as follows:

December 31,
(Dollars in thousands)	Issuance date	Maturity date	Call date	2013	2012
Unsecured Senior Notes
6.7%	December 2003 and June 2004	December 2033	December 2003	$544,000	$544,000
Less: 6.7% Unamortized discount				(11,551)	(11,806)
				532,449	532,194
6.95%	May 2011	May 2060	May 2016	342,000	342,000
Obligation on capital leases				3,749	4,756
Total long-term debt				$878,198	$878,950
Long-term debt, current				$166	$92
Long-term debt, noncurrent				$878,032	$878,858

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

The covenants associated with U.S. Cellular’s long-term debt obligations, among other things, restrict U.S. Cellular’s ability, subject to certain exclusions, to incur additional liens, enter into sale and leaseback transactions, and sell, consolidate or merge assets.

U.S. Cellular’s long-term debt indentures do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular’s credit rating.  However, a downgrade in U.S. Cellular’s credit rating could adversely affect its ability to obtain long-term debt financing in the future.

NOTE 11 COMMITMENTS AND CONTINGENCIES

Agreements

As previously disclosed, on August 17, 2010, U.S. Cellular and Amdocs Software Systems Limited (“Amdocs”) entered into a Software License and Maintenance Agreement (“SLMA”) and a Master Service Agreement (“MSA”) (collectively, the “Amdocs Agreements”) to develop a Billing and Operational Support System (“B/OSS”).  In July 2013, U.S. Cellular implemented B/OSS, pursuant to an updated Statement of Work dated June 29, 2012.  Total payments to Amdocs related to this implementation are estimated to be approximately $183.9 million (subject to certain potential adjustments) over the period from commencement of the SLMA through the first half of 2014.  As of December 31, 2013, $136.8 million had been paid to Amdocs.

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

As of December 31, 2013, future minimum rental payments required under operating leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year were as follows:

	Operating Leases Future Minimum Rental Payments	Operating Leases Future Minimum Rental Receipts
(Dollars in thousands)
2014	$152,349	$46,357
2015	134,852	36,847
2016	116,397	26,201
2017	97,098	17,226
2018	79,166	6,521
Thereafter	783,730	227
Total	$1,363,592	$133,379

Rent expense totaled $162.1 million, $183.9 million and $171.6 million in 2013, 2012 and 2011, respectively.

Rent revenue totaled $45.7 million, $41.7 million and $39.2 million in 2013, 2012 and 2011, respectively.

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

U.S. Cellular has accrued $0.3 million and $1.7 million with respect to legal proceedings and unasserted claims as of December 31, 2013 and 2012, respectively.  U.S. Cellular has not accrued any amount for legal proceedings if it cannot estimate the amount of the possible loss or range of loss.  U.S. Cellular does not believe that the amount of any contingent loss in excess of the amounts accrued would be material.

Apple iPhone Products Purchase Commitment

In March 2013, U.S. Cellular entered into an agreement with Apple to purchase certain minimum quantities of Apple iPhone products over a three-year period beginning in November 2013.  Based on current forecasts, U.S. Cellular estimates that the remaining contractual purchase commitment as of December 31, 2013 is approximately $950 million.  At this time, U.S. Cellular expects to meet its contractual commitment with Apple.

NOTE 12 VARIABLE INTEREST ENTITIES (VIEs)

U.S. Cellular consolidates variable interest entities in which it has a controlling financial interest and is the primary beneficiary. A controlling financial interest will have both of the following characteristics: (a) the power to direct the VIE activities that most significantly impact economic performance and (b) the obligation to absorb the VIE losses and right to receive benefits that are significant to the VIE.  U.S. Cellular reviews these criteria initially at the time it enters into agreements and subsequently when reconsideration events occur.

Consolidated VIEs

As of December 31, 2013, U.S. Cellular holds a variable interest in and consolidates the following VIEs under GAAP:

•         Aquinas Wireless L.P. (“Aquinas Wireless”); and

•         King Street Wireless L.P. (“King Street Wireless”) and King Street Wireless, Inc., the general partner of King Street Wireless.

The power to direct the activities that most significantly impact the economic performance of Aquinas Wireless and King Street Wireless (collectively, the “limited partnerships”) is shared.  Specifically, the general partner of these VIEs has the exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships; however, the general partner of each partnership needs consent of the limited partner, a U.S. Cellular subsidiary, to sell or lease certain licenses, to make certain large expenditures, admit other partners or liquidate the limited partnerships.  Although the power to direct the activities of the VIEs is shared, U.S. Cellular has a disproportionate level of exposure to the variability associated with the economic performance of the VIEs, indicating that U.S. Cellular is the primary beneficiary of the VIEs in accordance with GAAP.  Accordingly, these VIEs are consolidated.

The following table presents the classification of the consolidated VIEs’ assets and liabilities in U.S. Cellular’s Consolidated Balance Sheet.

December 31,	2013	2012
(Dollars in thousands)
Assets
Cash and cash equivalents	$2,076	$5,849
Other current assets	1,184	120
Licenses	310,475	308,091
Property, plant and equipment, net	18,600	16,443
Other assets and deferred charges	511	887
Total assets	$332,846	$331,390

Liabilities
Current liabilities	$46	$1,013
Deferred liabilities and credits	3,139	3,024
Total liabilities	$3,185	$4,037

Other Related Matters

Aquinas Wireless and King Street Wireless were formed to participate in FCC auctions of wireless spectrum and to fund, establish, and provide wireless service with respect to any FCC licenses won in the auctions.  As such, these entities have risks similar to those described in the “Risk Factors” in U.S. Cellular’s Annual Report on Form 10-K.

U.S. Cellular may agree to make additional capital contributions and/or advances to Aquinas Wireless and King Street Wireless and/or to their general partners to provide additional funding for the development of licenses granted in various auctions.  U.S. Cellular may finance such amounts with a combination of cash on hand, borrowings under its revolving credit agreement and/or long-term debt.  There is no assurance that U.S. Cellular will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The limited partnership agreements of Aquinas Wireless and King Street Wireless also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnership.  The general partner’s put options related to its interests in King Street Wireless and Aquinas Wireless will become exercisable in 2019 and 2020, respectively.  The put option price is determined pursuant to a formula that takes into consideration fixed interest rates and the market value of U.S. Cellular’s Common Shares.  Upon exercise of the put option, the general partner is required to repay borrowings due to U.S. Cellular.  If the general partner does not elect to exercise its put option, the general partner may trigger an appraisal process in which the limited partner (a subsidiary of U.S. Cellular) may have the right, but not the obligation, to purchase the general partner’s interest in the limited partnership at a price and on other terms and conditions specified in the limited partnership agreement.  In accordance with requirements under GAAP, U.S. Cellular is required to calculate a theoretical redemption value for all of the put options assuming they are exercisable at the end of each reporting period, even though such exercise is not contractually permitted.  Pursuant to GAAP, this theoretical redemption value, net of amounts payable to U.S. Cellular for loans and accrued interest thereon made by U.S. Cellular to the general partners the (“net put value”), was $0.5 million at December 31, 2013 and 2012, respectively.  The net put value is recorded as Noncontrolling interests with redemption features in U.S. Cellular’s Consolidated Balance Sheet.  Also in accordance with GAAP, changes in the redemption value of the put options, net of interest accrued on the loans, are recorded as a component of Net income attributable to noncontrolling interests, net of tax, in U.S. Cellular’s Consolidated Statements of Operations.

U.S. Cellular’s capital contributions and advances made to Aquinas Wireless and King Street Wireless and/or their general partners totaled $10.0 million in the year ended December 31, 2012. There were no capital contributions or advances made to Aquinas Wireless or King Street Wireless or their general partners in 2013.

U.S. Cellular currently provides 4G LTE service in conjunction with King Street Wireless. Aquinas Wireless is still in the process of developing long-term business plans.

NOTE 13 NONCONTROLLING INTERESTS

U.S. Cellular’s consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments.  These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships and limited liability companies (“LLCs”), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and U.S. Cellular in accordance with the respective partnership and LLC agreements.  The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2107.

The estimated aggregate amount that would be due and payable to settle all of these noncontrolling interests assuming an orderly liquidation of the finite-lived consolidated partnerships and LLCs on December 31, 2013, net of estimated liquidation costs, is $24.8 million.  This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet.  The estimate of settlement value was based on certain factors and assumptions which are subjective in nature.  Changes in those factors and assumptions could result in a materially larger or smaller settlement amount.  U.S. Cellular currently has no plans or intentions relating to the liquidation of any of the related partnerships or LLCs prior to their scheduled termination dates.  The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships and LLCs at December 31, 2013 was $15.4 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders’ share of the underlying net assets in the consolidated partnerships and LLCs.  Neither the noncontrolling interest holders’ share, nor U.S. Cellular’s share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements.

NOTE 14 COMMON SHAREHOLDERS’ EQUITY

Tax-Deferred Savings Plan

U.S. Cellular has reserved 67,215 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit‑sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code.  Participating employees have the option of investing their contributions in a U.S. Cellular Common Share fund, a TDS Common Share fund or certain unaffiliated funds.

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares.  In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share.  The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up).  As of December 31, 2013, a majority of U.S. Cellular’s outstanding Common Shares and all of U.S. Cellular’s outstanding Series A Common Shares were held by TDS.

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

Share repurchases made under this authorization were as follows:

Year Ended December 31,	Number of Shares	Average Cost Per Share	Total Cost
(Dollar amounts and shares in thousands)
2013
U.S. Cellular Common Shares	499	$37.19	$18,544

2012
U.S. Cellular Common Shares	571	$35.11	$20,045

2011
U.S. Cellular Common Shares	1,276	$48.82	$62,294

Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued 535,578, 182,195,  and 286,211 Treasury Shares in 2013, 2012 and 2011, respectively.

Dividend

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.

NOTE 15 STOCK-BASED COMPENSATION

U.S. Cellular has established the following stock‑based compensation plans: long-term incentive plans and a Non-Employee Director compensation plan, and had an employee stock purchase plan that was terminated in the fourth quarter of 2011.  In addition, U.S. Cellular employees were eligible to participate in the TDS employee stock purchase plan before that plan also was terminated in the fourth quarter of 2011.

Under the U.S. Cellular Long-Term Incentive Plans, U.S. Cellular may grant fixed and performance based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees.  At December 31, 2013, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

On June 25, 2013, U.S. Cellular paid a special cash dividend to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.  Outstanding U.S. Cellular stock options, restricted stock unit awards and deferred compensation stock units were equitably adjusted for the special cash dividend.  The impact of such adjustments are fully reflected for all years presented.  See Note 4 – Earnings Per Share for additional information.

At December 31, 2013, U.S. Cellular had reserved 10,139,000 Common Shares for equity awards granted and to be granted under the Long-Term Incentive Plans. No Common Shares were reserved for issuance to employees under any employee stock purchase plan since this plan was terminated in the fourth quarter of 2011.

U.S. Cellular also has established a Non-Employee Director compensation plan under which it has reserved 212,000 Common Shares at December 31, 2013 for issuance as compensation to members of the Board of Directors who are not employees of U.S. Cellular or TDS.

U.S. Cellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plans—Stock Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years.  Stock options generally vest over a period of three years from the date of grant.  Stock options outstanding at December 31, 2013 expire between 2014 and 2023.  However, vested stock options typically expire 30 days after the effective date of an employee’s termination of employment for reasons other than retirement.  Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options.  The exercise price of options equals the market value of U.S. Cellular Common Shares on the date of grant.

U.S. Cellular estimated the fair value of stock options granted during 2013, 2012, and 2011 using the Black‑Scholes valuation model and the assumptions shown in the table below.

	2013	2012	2011
Expected life	4.6-9.0 years	4.5 years	4.3 years
Expected volatility	29.2%-39.6%	40.7%-42.6%	43.4%-44.8%
Dividend yield	0%	0%	0%
Risk-free interest rate	0.7%-2.4%	0.5%-0.9%	0.7%-2.0%
Estimated annual forfeiture rate	0.0%-8.1%	0.0%-9.1%	0.0%-7.8%

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during the three years ended December 31, 2013, is presented in the table below:

Common Share Options	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)

Outstanding at December 31, 2010	2,627,000	$42.28
(1,333,000 exercisable)		47.18
Granted	694,000	44.34	$16.66
Exercised	(201,000)	32.32		$2,099,000
Forfeited	(83,000)	39.42
Expired	(203,000)	49.32
Outstanding at December 31, 2011	2,834,000	$43.07
(1,533,000 exercisable)		46.23
Granted	677,000	34.91	$12.61
Exercised	(47,000)	29.82		$205,000
Forfeited	(117,000)	38.45
Expired	(133,000)	46.17
Outstanding at December 31, 2012	3,214,000	$41.58
(1,928,000 exercisable)		$43.99
Granted	1,213,000	32.45	$11.53
Exercised	(892,000)	34.78		$6,787,000
Forfeited	(574,000)	34.17
Expired	(247,000)	48.35
Outstanding at December 31, 2013	2,714,000	$42.22		$13,015,000	6.80
(1,359,000 exercisable)		$46.91		$2,632,000	4.60

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between U.S. Cellular’s closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2013.

Long-Term Incentive Plans—Restricted Stock Units—U.S. Cellular grants restricted stock unit awards, which generally vest after three years, to key employees.

U.S. Cellular estimates the fair value of restricted stock units based on the closing market price of U.S. Cellular shares on the date of grant.  The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2013 and changes during the year then ended is presented in the table below:

Common Restricted Stock Units	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2012	1,139,000	$38.40
Granted	601,000	32.06
Vested	(238,000)	42.26
Forfeited	(332,000)	35.63
Nonvested at December 31, 2013	1,170,000	$36.46

The total fair value of restricted stock units that vested during 2013, 2012 and 2011 was $8.8 million, $8.9 million and $9.5 million, respectively, as of the respective vesting dates.  The weighted average grant date fair value of restricted stock units granted in 2013, 2012 and 2011 was $32.06, $34.09 and $42.33, respectively.

Long-Term Incentive Plans—Deferred Compensation Stock Units—Certain U.S. Cellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred.  All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in U.S. Cellular Common Share stock units.  The amount of U.S. Cellular’s matching contribution depends on the portion of the annual bonus that is deferred.  Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in U.S. Cellular Common Share stock units.

The total fair value of deferred compensation stock units that vested was less than $0.1 million during 2013, 2012 and 2011.  The weighted average grant date fair value of deferred compensation stock units granted in 2013, 2012 and 2011 was $31.50, $36.34 and $41.79, respectively. As of December 31, 2013, there were 12,000 vested but unissued deferred compensation stock units valued at $0.5 million.

Compensation of Non-Employee Directors—U.S. Cellular issued 13,000, 7,600 and 6,600 Common Shares in 2013, 2012 and 2011, respectively, under its Non-Employee Director compensation plan.

Stock‑Based Compensation Expense

The following table summarizes stock‑based compensation expense recognized during 2013, 2012 and 2011:

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Stock option awards	$5,810	$8,471	$9,549
Restricted stock unit awards	9,485	12,300	10,037
Deferred compensation bonus and matching stock unit awards	2	240	12
Awards under employee stock purchase plan	-	-	255
Awards under Non-Employee Director compensation plan	547	455	330
Total stock-based compensation, before income taxes	15,844	21,466	20,183
Income tax benefit	(5,984)	(8,121)	(7,581)
Total stock-based compensation expense, net of income taxes	$9,860	$13,345	$12,602

The following table provides a summary of the stock-based compensation expense included in the Consolidated Statement of Operations for the years ended:

December 31,	2013	2012	2011
(Dollars in thousands)
Selling, general and administrative expense	$12,933	$18,437	$17,538
System operations	2,911	3,029	2,645
Total stock-based compensation expense	$15,844	$21,466	$20,183

At December 31, 2013, unrecognized compensation cost for all U.S. Cellular stock‑based compensation awards was $24.5 million and is expected to be recognized over a weighted average period of 2.3 years.

U.S. Cellular’s tax benefits realized from the exercise of stock options and other awards totaled $6.1 million in 2013.

NOTE 16 SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Interest paid	$42,904	$44,048	$55,580
Income taxes paid (refunded)	$157,778	$(58,609)	$(54,469)

Following are supplemental cash flow disclosures regarding transactions related to stock-based compensation awards.  In certain situations, U.S. Cellular withholds shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting.  U.S. Cellular then pays the amount of the required tax withholdings to the taxing authorities in cash.

Year Ended December 31,	2013	2012	2011
(Dollars in thousands)
Common Shares withheld	606,582	92,846	120,250

Aggregate value of Common Shares withheld	$25,179	$3,604	$5,952

Cash receipts upon exercise of stock options	10,468	900	5,447
Cash disbursements for payment of taxes	(4,684)	(3,105)	(3,512)
Net cash receipts (disbursements) from exercise of stock options and vesting of other stock awards	$5,784	$(2,205)	$1,935

On September 27, 2012, the FCC conducted a single round, sealed bid, reverse auction to award up to $300 million in one-time Mobility Fund Phase I support to successful bidders that commit to provide 3G, or better, wireless service in areas designated as unserved by the FCC.  This auction was designated by the FCC as Auction 901. U.S. Cellular and several of its wholly-owned subsidiaries participated in Auction 901 and were winning bidders in eligible areas within 10 states and will receive up to $40.1 million in one-time support from the Mobility Fund. These funds will reduce the carrying amount of the assets to which they relate or will offset operating expenses.  U.S. Cellular has received $13.4 million in support funds as of December 31, 2013, of which $10.3 million is included as a component of Other assets and deferred charges in the Consolidated Balance Sheet and $3.1 million reduced the carrying amount of the assets to which they relate, which are included in Property, plant and equipment in the Consolidated Balance Sheet.

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.

NOTE 17 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS.  These billings are included in U.S. Cellular's Selling, general and administrative expenses.  Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations.  Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses.  Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group.  Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in its financial statements.  Billings to U.S. Cellular from TDS totaled $99.2 million, $104.3 million and $104.1 million in 2013, 2012 and 2011, respectively.

The Audit committee of the Board of Directors of U.S. Cellular is responsible for the review and evaluation of all related party transactions as such term is defined by the rules of the New York Stock Exchange (“NYSE”).

NOTE 18 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries.  U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $13.2 million in 2013, $10.7 million in 2012 and $9.2 million in 2011.

The Audit Committee of the Board of Directors is responsible for the review and evaluation of all related-party transactions as such term is defined by the rules of the New York Stock Exchange.

REPORTS OF MANAGEMENT

Management’s Responsibility for Financial Statements

Management of United States Cellular Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity.  The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management’s opinion, were fairly presented.  The financial statements included amounts that were based on management’s best estimates and judgments.  Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

/s/ Kenneth R. Meyers	/s/ Steven T. Campbell
Kenneth R. Meyers President and Chief Executive Officer (principal executive officer)	Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer (principal financial officer)

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

Under the supervision and with the participation of U.S. Cellular’s management, including its principal executive officer and principal financial officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2013, based on the criteria established in the 1992 version of Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has concluded that U.S. Cellular maintained effective internal control over financial reporting as of December 31, 2013 based on criteria established in the 1992 version of Internal Control — Integrated Framework issued by the COSO.

The effectiveness of U.S. Cellular’s internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm’s report included herein.

/s/ Kenneth R. Meyers	/s/ Steven T. Campbell
Kenneth R. Meyers President and Chief Executive Officer (principal executive officer)	Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer (principal financial officer)

/s/ Douglas D. Shuma
Douglas D. Shuma Chief Accounting Officer (principal accounting officer)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of United States Cellular Corporation:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity, and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $112,200,000 and $105,300,000 as of December 31, 2013 and 2012, respectively, and equity earnings of $78,400,000, $67,200,000 and $55,300,000 for each of the three years in the period ended December 31, 2013. The financial statements of Los Angeles SMSA Limited Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

February 28, 2014

United States Cellular Corporation SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,	2013	2012	2011	2010	2009
(Dollars and shares in thousands, except per share amounts)
Statement of Operations data
Service revenues	$3,594,773	$4,098,856	$4,053,797	$3,913,001	$3,927,128
Equipment sales	324,063	353,228	289,549	264,680	286,752
Operating revenues	3,918,836	4,452,084	4,343,346	4,177,681	4,213,880
Loss on impairment of assets (1)	-	-	-	-	14,000
(Gain) loss on sale of business and other exit costs, net	(246,767)	21,022	-	-	-
(Gain) loss on license sales and exchanges	(255,479)	-	(11,762)	-	-
Operating income	146,865	156,656	280,780	201,473	325,525
Equity in earnings of unconsolidated entities	131,949	90,364	83,566	97,318	96,800
Gain (loss) on investments	18,556	(3,718)	11,373	-	-
Income before income taxes	257,656	205,053	312,822	241,116	349,165
Net income	144,522	141,076	198,744	159,158	231,315
Net income attributable to noncontrolling interests, net of tax	4,484	30,070	23,703	23,084	21,768
Net income attributable to U.S. Cellular shareholders	$140,038	$111,006	$175,041	$136,074	$209,547
Basic weighted average shares outstanding	83,968	84,645	84,877	86,128	86,946
Basic earnings per share attributable to U.S. Cellular shareholders	$1.67	$1.31	$2.06	$1.58	$2.41
Diluted weighted average shares outstanding (2)	84,730	85,230	85,448	86,587	87,198
Diluted earnings per share attributable to U.S. Cellular shareholders (2)	$1.65	$1.30	$2.05	$1.57	$2.40
Special dividend per share to U.S. Cellular shareholders (2)	$5.75	$-	$-	$-	$-

Balance Sheet data
Total assets	6,445,708	6,587,450	6,327,976	5,875,549	5,716,848
Long-term debt (excluding current portion)	878,032	878,858	880,320	867,941	867,522
Total U.S. Cellular shareholders' equity	$3,391,206	$3,733,855	$3,619,961	$3,486,452	$3,390,532

(1)	Loss on Impairment of intangible assets related to Licenses in 2009.

(2)

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.  Outstanding U.S. Cellular stock options and restricted stock unit awards were equitably adjusted for the special cash dividend.  The impact of such adjustments on the earnings per share calculation was reflected in all prior periods presented.

U.S. Cellular has not paid any cash dividends, except for a special cash dividend of $5.75 per share in June 2013, and currently intends to retain all earnings for use in U.S. Cellular’s business.

United States Cellular Corporation

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2013
Operating revenues	$1,081,746	$995,130	$939,236	$902,724
(Gain) loss on sale of business and other exit costs, net (1)	6,931	(249,024)	(1,534)	(3,140)
(Gain) loss on license sales and exchanges (1)	-	-	-	(255,479)
Operating income (loss) (2)	1,466	219,092	(43,207)	(30,486)
Gain (loss) on investments (1)	-	18,527	-	29
Net income (loss) (2)	10,710	143,675	(9,601)	(262)
Net income (loss) attributable to U.S. Cellular shareholders	$4,914	$143,391	$(9,859)	$1,592
Basic weighted average shares outstanding	83,838	83,845	84,005	84,181
Diluted weighted average shares outstanding (3)	84,588	84,661	84,005	85,033
Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$0.06	$1.71	$(0.12)	$0.02
Diluted earnings (loss) per share attributable to U.S. Cellular shareholders (3)	$0.06	$1.69	$(0.12)	$0.02
Stock price
U.S. Cellular Common Shares (4)
High	$39.74	$41.33	$45.91	$48.98
Low	34.69	32.25	34.22	39.27
Close	$36.00	$36.69	$45.53	$41.82
Special cash dividend paid (3)	$-	$5.75	$-	$-

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2012
Operating revenues	$1,092,121	$1,104,400	$1,140,357	$1,115,206
(Gain) loss on sale of business and other exit costs, net (1)	(4,213)	-	65	25,170
Operating income (1)(2)	85,202	84,163	48,079	(60,788)
Gain (loss) on investments	-	(3,728)	-	10
Net income (loss) (1)(2)(5)	69,012	59,248	42,140	(29,324)
Net income (loss) attributable to U.S. Cellular shareholders	$62,492	$52,685	$35,451	$(39,622)
Basic weighted average shares outstanding	84,570	84,707	84,737	84,568
Diluted weighted average shares outstanding (3)	85,269	85,236	85,348	84,568
Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$0.74	$0.62	$0.42	$(0.47)
Diluted earnings (loss) per share attributable to U.S. Cellular shareholders (3)	$0.73	$0.62	$0.42	$(0.47)
Stock price
U.S. Cellular Common Shares (4)
High	$48.30	$41.15	$41.54	$40.40
Low	39.97	36.55	36.30	33.16
Close	$40.93	$38.62	$39.13	$35.24

(1)     See Note 5 —  Acquisitions, Divestitures and Exchanges for additional information related to sales of businesses and spectrum licenses.  See Note 7 —  Investments in Unconsolidated Entities for additional information on Gain (loss) on investments in 2013.

(2)     Management believes there exists a seasonality in operating expenses, which tend to be higher in the fourth quarter than in the other quarters due to increased marketing and promotional activities, which may cause operating income to vary from quarter to quarter.

(3)     On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.  Outstanding U.S. Cellular stock options and restricted stock unit awards were equitably adjusted for the special cash dividend.  The impact of such adjustments on the earnings per share calculation was reflected in all prior periods presented.

(4)     The high, low and closing sales prices as reported by the New York Stock Exchange (“NYSE”).

(5)     During the quarter ended December 31, 2012, U.S. Cellular revised its method of amortizing capitalized debt issuance costs and original issue debt discounts from straight-line to the effective interest method.  This change decreased interest expense for the quarter, and resulted in corresponding increase to Net income (loss) attributable to U.S. Cellular shareholders for the quarter of $2.2 million.

U.S. Cellular has not paid any cash dividends, except for a special cash dividend of $5.75 per share in June 2013, and currently intends to retain all earnings for use in U.S. Cellular’s business.

United States Cellular Corporation

SHAREHOLDER INFORMATION

Stock and dividend information

U.S. Cellular's Common Shares are listed on the New York Stock Exchange under the symbol “USM” and in the newspapers as “US Cellu.”  As of January 31, 2014, the last trading day of the month, U.S. Cellular's Common Shares were held by approximately 300 record owners.  All of the Series A Common Shares were held by TDS.  No public trading market exists for the Series A Common Shares.  The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

U.S. Cellular has not paid any cash dividends, except for a special cash dividend of $5.75 per share in June 2013, and currently intends to retain all earnings for use in U.S. Cellular’s business.

See “Consolidated Quarterly Information (Unaudited)” for information on the high and low trading prices of the USM Common Shares for 2013 and 2012.

Stock performance graph

The following chart provides a comparison of U.S. Cellular’s cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index.  As of December 31, 2013, the Dow Jones U.S. Telecommunications Index was composed of the following companies: AT&T Inc., CenturyLink Inc., Crown Castle International Corp., Frontier Communications Corp., Level 3 Communications Inc., NII Holdings Inc., SBA Communications Corp., Sprint Corp., T-Mobile US Inc., Telephone and Data Systems, Inc. (TDS), TW Telecom, Inc., Verizon Communications Inc., and Windstream Holdings Inc.

* Cumulative total return assumes reinvestment of dividends.

	2008	2009	2010	2011	2012	2013
U.S. Cellular (NYSE: USM)	$100	$98.08	$115.49	$100.90	$81.50	$113.33
S&P 500 Index	100	126.46	145.51	148.59	172.37	228.19
Dow Jones U.S. Telecommunications Index	100	109.85	129.35	134.48	159.75	182.32

Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of 2008, in U.S. Cellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

Investor relations

U.S. Cellular’s annual report, SEC filings and news releases are available to investors, securities analysts and other members of the investment community.  These reports are provided, without charge, upon request to our Corporate Office.  Investors may also access these and other reports through the Investor Relations portion of the U.S. Cellular website (http://www.uscellular.com).

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

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

Jane W. McCahon, Vice President—Corporate Relations and Corporate Secretary
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5379
312.630.9299 (fax)
jane.mccahon@teldta.com

Directors and executive officers

See “Election of Directors” and “Executive Officers” sections of the Proxy Statement issued in 2014 for the 2014 Annual Meeting.

Principal counsel
Sidley Austin LLP, Chicago, Illinois

Transfer agent
Computershare Trust Company, N.A.
211 Quality Circle, Suite 210

College Station, TX 77845
312.360.5326

Independent registered public accounting firm
PricewaterhouseCoopers LLP

Visit U.S. Cellular's website at www.uscellular.com