Form 10-K, Exhibit 13
period 2014-12-31
UNITED STATES CELLULAR CORP
filed 2015-02-25
CIK 821130

United States Cellular Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

United States Cellular Corporation (“U.S. Cellular”) owns, operates and invests in wireless markets throughout the United States.  U.S. Cellular is an 84%‑owned subsidiary of Telephone and Data Systems, Inc. (“TDS”).

The following discussion and analysis should be read in conjunction with U.S. Cellular’s audited consolidated financial statements and the description of U.S. Cellular’s business included in Item 1 of the U.S. Cellular Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2014.  The discussion and analysis contained herein refers to consolidated data and results of operations, unless otherwise noted.

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

In its consolidated operating markets, U.S. Cellular serves approximately 4.8 million customers in 23 states. As of December 31, 2014, U.S. Cellular’s average penetration rate in its consolidated operating markets was 15.0%. U.S. Cellular operates on a customer satisfaction strategy, striving to meet or exceed customer needs by providing a comprehensive range of wireless products and services, excellent customer support, and a high-quality network. U.S. Cellular’s business development strategy is to obtain interests in and access to wireless licenses in its current operating markets and in areas that are adjacent to or in close proximity to its other wireless licenses, thereby building contiguous operating market areas with strong spectrum positions.  U.S. Cellular believes that the acquisition of additional licenses within its current operating markets will enhance its network capacity to meet its customers’ increased demand for data services.  In addition, U.S. Cellular anticipates that grouping its operations into market areas will continue to provide it with certain economies in its capital and operating costs.

Financial and operating highlights in 2014 included the following:

•         Total customers were 4,760,000 at December 31, 2014, including 4,646,000 retail customers (98% of total).

•         Beginning in the second quarter of 2014, U.S. Cellular expanded its offerings for equipment installment plans.  In 2014, 24% of total device sales to postpaid customers were made under equipment installment plans.

•         In December 2014, U.S. Cellular sold $275 million of 7.25% Unsecured Senior Notes due 2063 and will use the proceeds for general corporate purposes, including spectrum purchases and capital expenditures.  See Note 11 — Debt for additional details.

•         In December 2014, U.S. Cellular entered into an agreement to sell 595 towers outside of its Core Markets for approximately $159 million.  Concurrently, U.S. Cellular closed on the sale of 236 towers, without tenants, for $10.0 million, recorded a gain of $3.8 million to (Gain) loss on sale of business and other exit costs, net and received $7.5 million in earnest money.  The closing for the remaining 359 towers, primarily with tenants, occurred in January 2015, at which time U.S. Cellular received $141.5 million in additional cash proceeds and recorded a gain of approximately $107 million.

•         In December 2014, U.S. Cellular completed a license exchange primarily in Oklahoma, North Carolina and Tennessee.  As a result of this transaction, a gain of $21.7 million was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations.

•         In March 2014, U.S. Cellular sold the majority of its St. Louis area non-operating market license for $92.3 million.  As a result of this sale, a gain of $75.8 million was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations.

•         In February 2014, U.S. Cellular completed a license exchange in Wisconsin.  As a result of this transaction, a gain of $15.7 million was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations.

In 2014, Core Markets information is the same as Consolidated Markets information.  However, because the Divestiture Transaction and the NY1 & NY2 Deconsolidation were consummated in the second quarter of 2013, the Consolidated Markets in the first six months of 2013 include information with respect to the Divestiture Markets and the NY1 & NY2 Partnerships.  Accordingly, the following operating information is presented for Core Markets to permit a comparison of 2014 to 2013 excluding the Divestiture Markets and the NY1 & NY2 Partnerships.  As used here, Core Markets is defined as all consolidated markets in which U.S. Cellular currently conducts business and, therefore, excludes the Divestiture Markets and the NY1 & NY2 Partnerships.  Core Markets as defined also includes any other income or expenses due to U.S. Cellular’s direct or indirect ownership interests in other spectrum in the Divestiture Markets which was not included in the Divestiture Transaction and other retained assets from the Divestiture Markets.  See Note 6 — Acquisitions, Divestitures and Exchanges and Note 8 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Highlights in the twelve months ended December 31, 2014 for Core Markets included the following:

•         Retail customer net additions were 36,000 in 2014 compared to net losses of 215,000 in 2013. In the postpaid category, there were net additions of 31,000 in 2014, compared to net losses of 217,000 in 2013.  Prepaid net additions were 5,000 in 2014 compared to net additions of 2,000 in 2013.

•         Postpaid customers comprised approximately 93% of U.S. Cellular’s retail customers as of both December 31, 2014 and December 31, 2013, respectively. The postpaid churn rate was 1.8% in 2014 and 1.7% in 2013.  Postpaid churn in the first half of 2014 was adversely affected by the billing system conversion in 2013; however, it steadily improved over the course of the year and was 1.6% for the three months ended December 31, 2014.  The prepaid churn rate was 6.4% in 2014 and 6.7% in 2013.

•         Billed average revenue per user (“ARPU”) increased to $53.49 in 2014 from $50.82 in 2013 reflecting an increase in postpaid ARPU due to increases in smartphone adoption and corresponding revenues from data products and services. Service revenue ARPU increased to $60.32 in 2014 from $57.66 in 2013 due primarily to an increase in postpaid and prepaid ARPU.

•         Postpaid customers on smartphone service plans increased to 60% as of December 31, 2014 compared to 51% as of December 31, 2013. In addition, smartphones represented 81% of all handsets sold in 2014 compared to 73% in 2013.

The following financial information is presented for U.S. Cellular consolidated results:

•         Retail service revenues of $3,013.0 million decreased $152.5 million year-over-year, due to a decrease of 456,000 in the average number of retail customers (including approximately 250,000 due to the reductions caused by the Divestiture Transaction and NY1 & NY2 Deconsolidation) partially offset by an increase in billed ARPU.

•         Cash flows from operating activities were $172.3 million in 2014 compared to $290.9 million in 2013. At December 31, 2014, Cash and cash equivalents and Short-term investments totaled $211.5 million and the revolving credit facility provided borrowing capacity of $282.5 million.

•         Total additions to Property, plant and equipment were $557.6 million, including expenditures to deploy fourth generation Long-term Evolution (“4G LTE”) equipment, construct cell sites, increase capacity in existing cell sites and switches, outfit new and remodel existing retail stores, and enhance billing and other customer management related systems and platforms. Total cell sites in service decreased 11% year-over-year to 6,220 primarily as a result of the deactivation of certain cell sites in the Divestiture Markets.

•         Operating income (loss) decreased $290.3 million to a loss of $143.4 million in 2014 from income of $146.9 million in 2013. The gain on license sales and exchanges and the gain on sale of business and other exit costs contributed $145.8 million and $502.2 million to operating income in 2014 and 2013, respectively.  Without these items, operating income (loss) improved by $66.2 million due to higher equipment revenue and lower selling, general and administrative, and depreciation, amortization and accretion expenses, which were partially offset by lower service revenues and higher cost of equipment sold.

•         Net income (loss) attributable to U.S. Cellular shareholders decreased $182.9 million to a net loss of $42.8 million in 2014 compared to net income of $140.0 million in 2013, due primarily to the net impact of lower operating income, higher interest expense, and a decrease in gain on investments. Basic earnings (loss) per share and Diluted earnings (loss) per share were $(0.51) in 2014, which was $2.18 and $2.16 lower, respectively, than in 2013.

U.S. Cellular anticipates that its future results may be affected by the following factors:

•         Effects of industry competition on service and equipment pricing;

•         U.S. Cellular completed the migration of its customers to a new Billing and Operational Support System (“B/OSS”) in the third quarter of 2013.  Intermittent system outages and delayed system response times negatively impacted customer service and sales operations at certain times.  System enhancements and other measures were implemented to address these issues, and customer service and sales operations response times have improved to expected levels.  In addition, in the fourth quarter of 2014, U.S. Cellular entered into certain arrangements pursuant to which U.S. Cellular now outsources certain support functions for its B/OSS to a third-party vendor.  B/OSS is a complex system and any future operational problems with the system, including any failure by the vendor to provide the required level of service under the outsourcing arrangements, could have adverse effects on U.S. Cellular’s results of operations or cash flows;

•         Impacts of selling Apple products;

•         Impacts of selling devices under equipment installment plans;

•         Relative ability to attract and retain customers in a competitive marketplace in a cost effective manner;

•         Expanded distribution of products and services in third-party national retailers;

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

•         Rapid growth in the demand for new data devices and services which may result in increased cost of equipment sold and other operating expenses and the need for additional investment in spectrum, network capacity and enhancements;

•         Further consolidation among carriers in the wireless industry, which could result in increased competition for customers and/or cause roaming revenues to decline;

•         Uncertainty related to various rulemaking proceedings underway at the Federal Communications Commission (“FCC”);

•         The ability to negotiate satisfactory 4G LTE data roaming agreements with other wireless operators;

•         In September 2014, U.S. Cellular entered into agreements to sell certain non-operating licenses (“unbuilt licenses”) in exchange for receiving licenses in its operating markets and cash.  These transactions are subject to regulatory approval and are expected to close in 2015.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to the Consolidated Financial Statements for additional information related to these transactions;

•         In January 2015, U.S. Cellular entered into a term loan credit agreement providing a $225.0 million senior term loan credit facility which will be used for general corporate purposes, including spectrum purchases and capital expenditures; and

•         In January 2015, the FCC released the results of Auction 97. U.S. Cellular participated in Auction 97 indirectly through its limited partnership in Advantage Spectrum, L.P.  See Note 13 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information.

Pro Forma Financial Information

Refer to U.S. Cellular’s Form 8-K filed on February 26, 2014 for pro forma financial information related to the Divestiture Transaction and the NY1 & NY2 Deconsolidation for the three and twelve months ended December 31, 2013, as if the transactions had occurred at the beginning of the respective periods.

REGULATORY MATTERS

FCC Interoperability Order

On October 25, 2013, the FCC adopted a Report and Order and Order of Proposed Modification confirming a voluntary industry agreement on interoperability in the Lower 700 MHz spectrum band.   The FCC's Report and Order laid out a roadmap for the voluntary commitments of AT&T and DISH Network Corporation ("DISH") to become fully binding. The FCC implemented the AT&T commitments in an Order adopted in the first quarter of 2014 that modified AT&T’s Lower 700 MHz licenses.  Pursuant to these commitments, AT&T will begin incorporating changes in its network and devices that will foster interoperability across all paired spectrum blocks in the Lower 700 MHz Band and support LTE roaming on AT&T networks for carriers with compatible Band 12 devices, consistent with the FCC’s rules on roaming.  AT&T will be implementing the foregoing changes in phases starting with network software enhancement taking place possibly through the third quarter of 2015 with the AT&T Band 12 device roll-out to follow.  In late 2014, AT&T made filings with and reaffirmed to the FCC its commitment under this Order.  In addition, the FCC has adopted changes in its technical rules for certain unpaired spectrum licensed to AT&T and DISH in the Lower 700 MHz band to enhance prospects for Lower 700 MHz interoperability.  AT&T’s network and devices currently interoperate across only two of the three paired blocks in the Lower 700 MHz band.   U.S. Cellular’s LTE deployment, carried out in conjunction with its partner, King Street Wireless, utilizes spectrum in all three of these blocks and, consequently, was not interoperable with the AT&T configuration.  U.S. Cellular believes that the FCC action will broaden the ecosystem of devices available to U.S. Cellular’s customers over time.

FCC Net Neutrality Proposal

Currently, internet services are subject to substantially less regulation than traditional common carrier telecommunications services under federal law and generally are not subject to state or local government regulation because they are currently classified as an “information service” by the FCC under the Communications Act.  Internet services provided by wireless carriers may also be subject to less regulation than by other telecommunications companies.  However, in 2009, the FCC initiated a rulemaking proceeding designed to codify its existing “Net Neutrality” principles to regulate how internet service providers manage applications and content that traverse their networks.  In December 2010, the FCC adopted a net neutrality rule based on its Title I “ancillary” authority under the Communications Act.  Among other things, these rules prohibited all internet providers from blocking consumers’ access to lawful websites or applications that compete with the provider’s voice or video telephony services, subject to reasonable network management.  The rules subjected the providers of fixed but not wireless broadband internet access to a prohibition on “unreasonable discrimination” in transmitting internet traffic over their networks, subject to reasonable network management.  On January 14, 2014, the U.S. Court of Appeals for the District of Columbia Circuit vacated the foregoing “anti-blocking” and “anti-discrimination” portions of the FCC’s net neutrality rules.  In May 2014, the FCC proposed revised rules, substantially similar to the vacated rules, except that the revised proposed rules would replace the prohibition of “unreasonable discrimination” with a prohibition on “commercially unreasonable practices.”  Following public comments on such rules and the urging of President Obama, in February 2015 the FCC chairman instead proposed applying “Title II” or telecommunications common carrier regulation to both fixed and wireless internet service providers to prevent “paid prioritization” of internet traffic to end users and to restrict wireless carriers from limiting the capacity of certain high volume data users to use the data network.  If the FCC adopts such proposed rules, it is expected that they will be challenged in litigation.  U.S. Cellular cannot predict the outcome of these proceedings.

FCC Spectrum Auction 97

In January 2015, the FCC released the results of Auction 97.  U.S. Cellular participated in Auction 97 indirectly through its limited partnership interest in Advantage Spectrum L.P.  See Note 13 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information.

FCC Reform Order

The Telecommunications Act authorizes and directs the FCC to establish a Universal Service Fund (“USF”), to preserve and advance universal access to telecommunications services in rural and high-cost areas of the country.  All carriers with interstate and international revenues must contribute to the USF.  Carriers are free to pass on the cost of such contributions to their customers.  In 2014, U.S. Cellular contributed $78.9 million into the federal USF and passed on the cost of such contributions to its customers.

Telecommunications companies may be designated by states, or in some cases by the FCC, as an Eligible Telecommunications Carrier (“ETC”) to receive universal service support payments if they provide specified services in “high cost” areas.  U.S. Cellular has been designated as an ETC in certain states and received approximately $92.1 million in high cost support for service to high cost areas in 2014.

In 2011, the FCC released an order (“Reform Order”) to: reform its universal service and intercarrier compensation mechanisms; establish a new, broadband-focused support mechanism; and propose further rules to advance reform.  Pursuant to the FCC’s Reform Order, U.S. Cellular’s ETC support has been phased down by 40% since July 1, 2012.  As provided by the Reform Order, the phase down is currently suspended and U.S. Cellular will continue to receive 60% of its baseline support until a new fund provided in the Reform Order is operational.  Further proceedings including litigation may also be possible.  At this time, U.S. Cellular cannot predict the net effect of further changes to the USF high cost support program under the Reform Order.

Multiple appeals of the Reform Order were consolidated and argued in the U.S. Court of Appeals for the 10th Circuit on November 19, 2013.  The court ruled in favor of the FCC and U.S. Cellular filed a Petition of Certiorari on November 25, 2014 with the United States Supreme Court.  At this time, U.S. Cellular cannot predict whether the Supreme Court will accept the case or the timing or outcome of any such decision should the Court permit the appeal.

With respect to intercarrier compensation, the Reform Order provides for a reduction in the charges that U.S. Cellular pays to wireline phone companies to transport and terminate calls that originate on their networks, which will reduce U.S. Cellular’s operating expenses.  The reductions in intercarrier charges are to increase over the next five to ten years, further reducing U.S. Cellular’s operating expenses.

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

As of or for the Year Ended December 31,	2014	2013	2012
Retail Customers
Postpaid
Total at end of period	4,298,000	4,267,000	5,134,000
Gross additions	940,000	697,000	880,000
Net additions (losses)	31,000	(325,000)	(165,000)
ARPU(1)	$56.75	$54.31	$54.32
ARPA(2)	$133.19	$120.92	$123.27
Churn rate(3)	1.8%	1.8%	1.7%
Smartphone penetration(4)	59.8%	50.8%	41.8%
Prepaid
Total at end of period	348,000	343,000	423,000
Gross additions	274,000	309,000	368,000
Net additions (losses)	5,000	(21,000)	118,000
ARPU(1)	$34.07	$31.44	$33.26
Churn rate(3)	6.4%	7.0%	6.0%
Total customers at end of period	4,760,000	4,774,000	5,798,000
Billed ARPU(1)	$53.49	$50.73	$50.81
Service revenue ARPU(1)	$60.32	$57.61	$58.70
Smartphones sold as a percent of total handsets sold	81.3%	72.8%	58.7%
Total Population
Consolidated markets(5)	50,906,000	58,013,000	93,244,000
Consolidated operating markets(5)	31,729,000	31,759,000	46,966,000
Market penetration at end of period
Consolidated markets(6)	9.4%	8.2%	6.2%
Consolidated operating markets(6)	15.0%	15.0%	12.3%
Capital expenditures (000s)	$557,615	$737,501	$836,748
Total cell sites in service	6,220	6,975	8,028
Owned towers in service	4,281	4,448	4,408

Summary Operating Data for U.S. Cellular Core Markets

Following is a table of summarized operating data for U.S. Cellular's Core Markets.  For comparability, Core Markets as presented here excludes the results of the Divestiture Markets and NY1 and NY2 Partnerships as of or for the twelve months ended December 31, 2013 and December 31, 2012.

As of or for the Year Ended December 31,	2014	2013	2012
Retail Customers
Postpaid
Total at end of period	4,298,000	4,267,000	4,496,000
Gross additions	940,000	682,000	746,000
Net additions (losses)	31,000	(217,000)	(92,000)
ARPU(1)	$56.75	$54.23	$53.65
ARPA(2)	$133.19	$115.00	$120.78
Churn rate(3)	1.8%	1.7%	1.5%
Smartphone penetration(4)	59.8%	50.8%	41.1%
Prepaid
Total at end of period	348,000	343,000	342,000
Gross additions	274,000	295,000	288,000
Net additions (losses)	5,000	2,000	124,000
ARPU(1)	$34.07	$31.45	$32.98
Churn rate(3)	6.4%	6.7%	5.2%
Total customers at end of period	4,760,000	4,774,000	5,022,000
Billed ARPU (1)	$53.49	$50.82	$50.54
Service revenue ARPU(1)	$60.32	$57.66	$58.49
Smartphones sold as a percent of total handsets sold	81.3%	73.0%	58.9%
Total Population
Consolidated markets(5)	50,906,000	58,013,000	83,384,000
Consolidated operating markets(5)	31,729,000	31,759,000	31,445,000
Market penetration at end of period
Consolidated markets(6)	9.4%	8.2%	6.0%
Consolidated operating markets(6)	15.0%	15.0%	16.0%
Capital expenditures (000s)	$557,615	$735,082	$768,884
Total cell sites in service	6,220	6,161	6,130
Owned towers in service	3,951	3,883	3,847

(1)     Average Revenue per User (“ARPU”) metrics are calculated by dividing a revenue base by an average number of customers by the number of months in the period.  These revenue bases and customer populations are shown below:

a.        Postpaid ARPU consists of total postpaid service revenues and postpaid customers.

b.        Prepaid ARPU consists of total prepaid service revenues and prepaid customers.

c.         Billed ARPU consists of total postpaid, prepaid and reseller service revenues and postpaid, prepaid and reseller customers.

d.        Service revenue ARPU consists of total postpaid, prepaid and reseller service revenues, inbound roaming and other service revenues and postpaid, prepaid and reseller customers.

(2)     Average Revenue per Account (“ARPA”) metric is calculated by dividing total postpaid service revenues by the average number of postpaid accounts by the number of months in the period.

(3)     Churn metrics represent the percentage of the postpaid or prepaid customers that disconnects service each month. These metrics represent the average monthly postpaid or prepaid churn rate for each respective period.

(4)     Smartphones represent wireless devices which run on an Android, Apple, BlackBerry or Windows Mobile operating system, excluding connected devices.  Smartphone penetration is calculated by dividing postpaid smartphone customers by total postpaid customers.

(5)     The decrease in the population of consolidated markets is due primarily to the divestiture of the Mississippi Valley non-operating license in October 2013, the majority of the St. Louis area non-operating market license in March 2014, and certain non-operating licenses in North Carolina in December 2014.  Total Population is used only to calculate market penetration of consolidated markets and consolidated operating markets, respectively. See footnote (6) below.

(6)     Market penetration is calculated by dividing the number of wireless customers at the end of the period by the total population of consolidated markets and consolidated operating markets, respectively, as estimated by Claritas.  The increase in consolidated markets penetration is due primarily to a lower denominator as a result of the license divestitures described in footnote (5) above.

Components of Operating Income (Loss)

Year Ended December 31,	2014	Increase/ (Decrease)	Percentage Change	2013	Increase/ (Decrease)	Percentage Change	2012
(Dollars in thousands)
Retail service	$3,012,984	$(152,512)	(5)%	$3,165,496	$(382,483)	(11)%	$3,547,979
Inbound roaming	224,090	(39,096)	(15)%	263,186	(85,531)	(25)%	348,717
Other	160,863	(5,228)	(3)%	166,091	(36,069)	(18)%	202,160
Service revenues	3,397,937	(196,836)	(5)%	3,594,773	(504,083)	(12)%	4,098,856
Equipment sales	494,810	170,747	53%	324,063	(29,165)	(8)%	353,228
Total operating revenues	3,892,747	(26,089)	(1)%	3,918,836	(533,248)	(12)%	4,452,084

System operations (excluding Depreciation, amortization and accretion reported below)	769,911	6,476	1%	763,435	(183,370)	(19)%	946,805
Cost of equipment sold	1,192,669	193,669	19%	999,000	63,053	7%	935,947
Selling, general and administrative	1,591,914	(85,481)	(5)%	1,677,395	(87,538)	(5)%	1,764,933
Depreciation, amortization and accretion	605,997	(197,784)	(25)%	803,781	195,148	32%	608,633
(Gain) loss on asset disposals, net	21,469	9,137	30%	30,606	(12,518)	(69)%	18,088
(Gain) loss on sale of business and other exit costs, net	(32,830)	(213,937)	(87)%	(246,767)	267,789	>100%	21,022
(Gain) loss on license sales and exchanges	(112,993)	(142,486)	(56)%	(255,479)	255,479	N/M	-
Total operating expenses	4,036,137	264,166	7%	3,771,971	(523,457)	(12)%	4,295,428
Operating income (loss)	$(143,390)	$(290,255)	>(100)%	$146,865	$(9,791)	(6)%	$156,656

N/M - Percentage change not meaningful

Operating Revenues

Service revenues

Service revenues consist primarily of: (i) charges for access, airtime, roaming, recovery of regulatory costs and value added services, including data products and services, provided to U.S. Cellular’s retail customers and to end users through third party resellers (“retail service”); (ii) charges to other wireless carriers whose customers use U.S. Cellular’s wireless systems when roaming; and (iii) amounts received from the Federal USF.

Retail service revenues

Retail service revenues decreased by $152.5 million, or 5%, to $3,013.0 million due primarily to a decrease in U.S. Cellular’s average customer base (including the reductions caused by the Divestiture Transaction and NY1 & NY2 Deconsolidation), partially offset by an increase in billed ARPU.

In 2013, Retail service revenues decreased by $382.5 million, or 11%, to $3,165.5 million due primarily to a decrease in U.S. Cellular’s average customer base (including the reductions caused by the Divestiture Transaction and NY1 & NY2 Deconsolidation) and a slight decrease in billed ARPU.  In the fourth quarter of 2013, U.S. Cellular issued loyalty reward points with a value of $43.5 million as a loyalty bonus in recognition of the inconvenience experienced by customers during U.S. Cellular’s billing system conversion in 2013. The value of the loyalty bonus reduced Operating revenues in the Consolidated Statement of Operations and increased Customer deposits and deferred revenues in the Consolidated Balance Sheet.

Billed ARPU increased to $53.49 in 2014 from $50.73 in 2013.  This overall increase is due primarily to an increase in postpaid ARPU to $56.75 in 2014 from $54.31 in 2013 and an increase in prepaid ARPU to $34.07 in 2014 from $31.44 in 2013, reflecting an increase in smartphone penetration and corresponding revenues from data products and services, partially offset by lower monthly service billings for customers on equipment installment plans. Billed ARPU in 2013 was relatively flat compared to $50.81 in 2012.  An increase in smartphone adoption and corresponding revenues from data products and services drove higher ARPU; however, this growth was offset by the special issuance of loyalty rewards points in the fourth quarter of 2013, which negatively impacted billed ARPU for the year by $0.70.

U.S. Cellular expects continued pressure on retail service revenues in the foreseeable future due to industry competition for customers and related effects on pricing of service plan offerings offset to some degree by continued adoption of smartphones and data usage.  In addition, beginning in the second quarter of 2014, U.S. Cellular expanded its offerings of equipment installment plans.  To the extent that customers adopt these plans, U.S. Cellular expects an increase in equipment sales revenues.  However, certain of the equipment installment plans provide the customer with a reduction in the monthly access charge for the device; thus, to the extent that existing customers adopt such plans, U.S. Cellular expects a reduction in retail service revenues and ARPU.

Inbound roaming revenues

Inbound roaming revenues decreased by $39.1 million, or 15% in 2014 to $224.1 million.  The decrease was due in part to a $17.6 million impact related to the Divestiture Transaction and NY1 & NY2 Deconsolidation recorded in 2013.  The remaining decrease in the Core Markets was due to a decrease in rates and a decline in voice volume, partially offset by higher data usage.  U.S. Cellular expects modest growth in data volume, declining voice volumes and declining rates which likely will result in declining inbound roaming revenues in the near term.  Both inbound and outbound roaming rates are subject to periodic revision; further, U.S. Cellular is negotiating 4G LTE roaming rates with several carriers which could materially affect roamer revenues and expenses going forward.

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

Other revenues

Other revenues of $160.9 million in 2014 decreased by $5.2 million, or 3%, compared to 2013 due to a $14.8 million decrease in ETC support, partially offset by an increase in tower rental revenue.  Tower rental revenue was $55.5 million and $45.7 million in 2014 and 2013, respectively.  In 2013, Other revenues decreased by $36.1 million, or 18%, due primarily to a decrease in ETC support.

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

Beginning in the second quarter of 2014, U.S. Cellular expanded its offerings of equipment installment plans.  To the extent that customers adopt these plans, U.S. Cellular expects an increase in equipment sales revenues.  However, certain of the equipment installment plans provide the customer with a reduction in the monthly access charge for the device; thus, to the extent that existing customers adopt such plans, U.S. Cellular expects a reduction in retail service revenues and ARPU.

Equipment sales revenues increased $170.7 million, or 53%,  to $494.8  million in 2014.  Equipment sales revenues in 2014 include $190.4 million related to equipment installment plan sales.  The increase is due primarily to an increase in average revenue per device sold (including the impact of sales under equipment installment plans) and sales of connected devices and accessories.  This increase is partially offset by a decrease in the sales of other device categories, primarily the feature phone category, and the effects of the Divestiture Transaction and the NY1 & NY2 Deconsolidation.

The decrease in 2013 equipment sales revenues of $29.2 million, or 8%, to $324.1 million was driven primarily by selling fewer devices, partially due to the Divestiture Transaction.  Declines in volume were offset by an increase of 12% in average revenue per device.  Average revenue per wireless device sold increased due to a continued shift in customer preference to higher priced smartphones.

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

System operations expenses increased $6.5 million, or 1%, to $769.9 million in 2014 and decreased $183.4 million, or 19%, to $763.4 million in 2013.  Key components of the net changes in System operations expenses were as follows:

•         Maintenance, utility and cell site expenses increased $26.6 million, or 8%, in 2014 and decreased $61.6 million, or 15%, in 2013.  The increase in 2014 reflects higher support costs for the expanded 4G LTE network and completion of certain maintenance projects deferred from 2013, partially offset by the impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation.  The decrease in 2013 is driven primarily by impacts of the Divestiture Transaction and reductions in expenses related to 3G equipment support and network costs, offset by increases in charges related to 4G LTE equipment and network costs.

•         Expenses incurred when U.S. Cellular’s customers used other carriers’ networks while roaming increased $5.8 million, or 3%, in 2014 and decreased $64.1 million, or 27%, in 2013.  The increase in 2014 is driven primarily by an increase in data roaming usage, partially offset by lower rates, lower voice usage, and the impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation.  The decrease in 2013 is due primarily to lower rates for both voice and data and lower voice volume, which more than offset increased data roaming usage, as well as the impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation.

•         Customer usage expenses decreased by $25.9 million, or 11%, in 2014, and $57.7 million, or 19%, in 2013.  The decrease in 2014 is driven by impacts of the Divestiture Transaction and NY1 & NY2 Deconsolidation, lower volume and rates for long distance usage and lower fees for platform and content providers, partially offset by LTE migration costs.  The decrease in 2013 is driven by impacts of the Divestiture Transaction and decreases in intercarrier charges as a result of the FCC’s Reform Order and certain data costs, partially offset by increases due to network costs for 4G LTE.

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

Cost of equipment sold

Cost of equipment sold increased $193.7 million, or 19%, in 2014 and $63.1 million, or 7% in 2013.  In both years, the increase was driven primarily by an increase in the average cost per wireless device sold (22% in 2014 and 33% in 2013), which more than offset the impact of selling fewer devices.  Average cost per device sold increased due to general customer preference for higher priced 4G LTE smartphones and tablets.  Smartphones sold as a percentage of total devices sold were 73%, 68% and 56% in 2014, 2013 and 2012, respectively.  The total number of devices sold decreased by 3% and 18% in 2014 and 2013, respectively, partially due to the Divestiture Transaction.

U.S. Cellular’s loss on equipment, defined as equipment sales revenues less cost of equipment sold, was $697.9 million, $674.9 million and $582.7 million for 2014, 2013 and 2012, respectively. U.S. Cellular expects loss on equipment to continue to be a significant cost in the foreseeable future as iconic data-centric wireless devices continue to increase in cost and wireless carriers continue to use device availability and pricing as a means of competitive differentiation.  However, U.S. Cellular expects that sales of wireless devices under equipment installment plans and, for certain devices such as tablets, under non-subsidized plans, will offset loss on equipment to some degree.

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

Selling, general and administrative expenses decreased by $85.5 million to $1,591.9 million in 2014 and by $87.5 million to $1,677.4 million in 2013.  Key components of the net changes in Selling, general and administrative expenses were as follows:

2014 —

•         General and administrative expenses decreased by $79.7 million, or 8%, due primarily to the Divestiture Transaction and NY1 & NY2 Deconsolidation and lower consulting expenses related to the billing system conversion in the prior year.

•         Selling and marketing expenses decreased by $5.7 million, or 1%, due primarily to lower agent, employee and facilities costs as a result of the Divestiture Transaction, partially offset by increases in advertising expense and commissions; higher commissions reflected increases in gross additions, renewals and accessory sales volumes.

2013 —

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

Depreciation, amortization and accretion

Depreciation, amortization and accretion expense decreased $197.8 million, or 25%, in 2014, due primarily to the higher amount of accelerated depreciation, amortization and accretion in the Divestiture Markets that occurred in 2013.  Depreciation, amortization and accretion expense increased $195.1 million, or 32%, in 2013 due primarily to the acceleration of depreciation, amortization and accretion in the Divestiture Markets.  The impact of the acceleration was $13.1 million and $158.5 million in 2014 and 2013, respectively.  The accelerated depreciation, amortization and accretion in the Divestiture Markets was completed in the first quarter of 2014.

(Gain) loss on asset disposals, net

(Gain) loss on asset disposals, net was a loss of $21.5 million in 2014 and $30.6 million in 2013 due primarily to losses resulting from the write-off and disposals of certain network assets.

(Gain) loss on sale of business and other exit costs, net

(Gain) loss on sale of business and other exit costs, net was a gain of $32.8 million in 2014 and $246.8 million in 2013, both primarily related to the Divestiture Transaction.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

(Gain) loss on license sales and exchanges

(Gain) loss on license sales and exchanges was a net gain in 2014  resulting from the sale of the St. Louis area non-operating market license and the license exchanges primarily in Wisconsin, Oklahoma, North Carolina and Tennessee.  The gain in 2013 resulted from the sale of the Mississippi Valley non-operating market license for $308.0 million, which resulted in a pre-tax gain of $250.6 million. See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

Components of Other Income (Expense)

Year Ended December 31,	2014	Increase / (Decrease)	Percentage Change	2013	Increase / (Decrease)	Percentage Change	2012
(Dollars in thousands)
Operating income (loss)	$(143,390)	$(290,255)	>(100)%	$146,865	$(9,791)	(6)%	$156,656

Equity in earnings of unconsolidated entities	129,764	(2,185)	(2)%	131,949	41,585	46%	90,364
Interest and dividend income	12,148	8,187	>100%	3,961	317	9%	3,644
Gain (loss) on investments	-	(18,556)	N/M	18,556	22,274	>100%	(3,718)
Interest expense	(57,386)	13,423	31%	(43,963)	1,570	4%	(42,393)
Other, net	160	(128)	(44)%	288	(212)	(42)%	500
Total investment and other income	84,686	(26,105)	(24)%	110,791	62,394	>100%	48,397

Income (loss) before income taxes	(58,704)	(316,360)	>(100)%	257,656	52,603	26%	205,053
Income tax expense (benefit)	(11,782)	(124,916)	>(100)%	113,134	49,157	77%	63,977

Net income (loss)	(46,922)	(191,444)	>(100)%	144,522	3,446	2%	141,076
Less: Net income (loss) attributable to noncontrolling interests, net of tax	(4,110)	(8,594)	>(100)%	4,484	(25,586)	(85)%	30,070
Net income (loss) attributable to U.S. Cellular shareholders	$(42,812)	$(182,850)	>(100)%	$140,038	$29,032	26%	$111,006

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents U.S. Cellular’s share of net income from entities in which it has a noncontrolling interest and that are accounted for by the equity method.

U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership (“LA Partnership”) contributed $71.8 million, $78.4 million and $67.2 million to Equity in earnings of unconsolidated entities in 2014, 2013 and 2012, respectively.

On April 3, 2013, U.S. Cellular deconsolidated the NY1 & NY2 Partnerships and began reporting them as equity method investments in its consolidated financial statements as of that date.  Equity in earnings of the NY1 & NY2 Partnerships was $29.0  million and $24.7 million in 2014  and 2013, respectively.  See Note 8 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Interest and dividend income

In 2014, Interest and dividend income increased by $8.2 million due primarily to imputed interest income recognized on equipment installment plans. See Note 3 — Equipment Installment Plans in the Notes to Consolidated Financial Statements for additional information.

Gain (loss) on investments

In 2013, in connection with the deconsolidation of the NY1 & NY2 Partnerships, U.S. Cellular recognized a non-cash pre-tax gain of $18.5 million.

Interest expense

In 2014, interest expense increased by $13.4 million from 2013 due primarily to a decrease in capitalized interest related to network and systems projects.  Interest cost capitalized was $6.2 million and $18.4 million for 2014 and 2013, respectively.  Interest expense in 2013 as compared to 2012 was relatively flat.

Income tax expense

The effective tax rates on Income before income taxes for 2014, 2013 and 2012 were 20.1%, 43.9% and 31.2%, respectively. The following significant discrete and other items impacted income tax expense for these years:

2014 — Includes tax expense of $6.4 million related to valuation allowance recorded against certain state deferred tax assets.  The effective tax rate in 2014 is lower due to the effect of this item combined with the loss in 2014 in Income (loss) before income taxes.

2013 — Includes tax expense of $20.4 million related to the NY1 & NY2 Deconsolidation and the Divestiture Transaction, and a tax benefit of $5.4 million resulting from statute of limitation expirations.

2012 — Includes tax benefits of $12.1 million resulting from statute of limitation expirations and $5.3 million resulting from corrections relating to a prior period.

See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for a discussion of income tax expense and the overall effective tax rate on Income before income taxes.

Net income (loss) attributable to noncontrolling interests, net of tax

The decrease from 2013 to 2014 is due primarily to the elimination of the noncontrolling interest as a result of the NY1 & NY2 Deconsolidation on April 3, 2013 and lower income from certain partnerships in 2014.

INFLATION

Management believes that inflation affects U.S. Cellular’s business to no greater or lesser extent than the general economy.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for information on recently issued accounting pronouncements.

In general, recently issued accounting pronouncements did not have and are not expected to have a significant effect on U.S. Cellular’s financial condition and results of operations, except for Accounting Standards Update 2014-09, Revenue from Contracts with Customers.  U.S. Cellular is evaluating the effects of adoption of this standard on its financial condition and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

U.S. Cellular operates a capital‑ and marketing‑intensive business.  U.S. Cellular utilizes cash on hand, cash from operating activities, cash proceeds from divestitures and disposition of investments, short-term credit facilities and long-term debt financing to fund its acquisitions (including licenses), construction costs, operating expenses and share repurchases.  Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions and divestitures, capital expenditures and other factors.  The table below and the following discussion summarize U.S. Cellular’s cash flow activities in 2014, 2013 and 2012.

	2014	2013	2012
(Dollars in thousands)
Cash flows from (used in)
Operating activities	$172,342	$290,897	$899,291
Investing activities	(470,772)	172,749	(896,611)
Financing activities	167,878	(499,939)	(48,477)
Net decrease in cash and cash equivalents	$(130,552)	$(36,293)	$(45,797)

Cash Flows from Operating Activities

Cash flows from operating activities were $172.3 million in 2014 and $290.9 million in 2013. The net decrease reflected higher earnings excluding the gains recognized on the sale of businesses and the gains recognized on license sales and exchanges, which had the impact of improving cash flows from operating activities, more than offset by changes in working capital, which had the impact of decreasing cash flows from operating activities.  Working capital factors which significantly decreased cash flows from operating activities included changes in accounts payable levels year-over-year as a result of timing differences related to operating expenses and device purchases.  In December 2014, as part of the Tax Increase Prevention act of 2014, bonus depreciation was enacted which allowed U.S. Cellular to take certain additional deductions for depreciation resulting in a federal taxable loss in 2014.  Such taxable loss will be carried back to prior tax years to refund tax amounts previously paid.  Primarily as a result of this federal income tax carryback, U.S. Cellular has recorded $74.8 million of Income taxes receivable at December 31, 2014.  U.S. Cellular paid income taxes of $33.3 million and $157.8 million in 2014 and 2013, respectively.  In 2013, accounts receivable grew substantially due to issues resulting from the conversion to a new billing system.  In 2014, the higher accounts receivable balances resulting from the billing system conversion decreased to more normal levels; however, this decrease was partially offset by increased receivables related to equipment installment plan sales which are expected to increase in the near term.

Cash flows from operating activities were $290.9 million in 2013 and $899.3 million in 2012. This decrease was due primarily to changes in accounts receivable, income tax payments (net of refunds), and inventory.  The changes in accounts receivable balances were due primarily to billing delays encountered during the conversion to a new billing system in the third quarter of 2013.  Net income tax payments of $157.8 million were recorded in 2013 compared to net income tax refunds of $58.6 million in 2012.  The net refunds in 2012 were primarily related to a federal net operating loss in 2011 largely attributable to 100% bonus depreciation applicable to qualified capital expenditures.  The change in inventory was due primarily to higher costs per unit related to 4G LTE smartphones.

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

Cash used for additions to property, plant and equipment totaled $605.1 million, $717.9 million and $826.4 million in 2014, 2013 and 2012, respectively, and is reported in the Consolidated Statement of Cash Flows.  Capital expenditures (i.e., additions to property, plant and equipment and system development expenditures), which include the effects of accruals and capitalized interest, totaled $557.6 million in 2014, $737.5 million in 2013 and $836.7 million in 2012. See “Capital Expenditures” below for additional information on capital expenditures.

Cash payments for acquisitions of licenses were $38.2 million, $16.5 million and $122.7 million in 2014, 2013 and 2012, respectively.

Cash received from divestitures in 2014, 2013 and 2012 were as follows:

Cash Received from Divestitures	2014	2013	2012
(Dollars in thousands)
Licenses	$91,789	$311,989	$-
Businesses	88,053	499,131	49,932
Total	$179,842	$811,120	$49,932

See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to these acquisitions and divestitures.

In 2012, U.S. Cellular invested $120.0 million in U.S. Treasury Notes.  U.S. Cellular realized cash proceeds of $50.0 million, $100.0 million, and $125.0 million in 2014, 2013, and 2012, respectively, related to the maturities of its investments in U.S. Treasury Notes and corporate notes.

In 2014, cash used for investing activities includes a $60.0 million deposit made by Advantage Spectrum, L.P., a variable interest entity consolidated by U.S. Cellular, to the FCC for its participation in Auction 97.  See Note 13 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information.

Cash Flows from Financing Activities

Cash flows from financing activities include proceeds from and repayments of short-term and long-term debt, dividends to shareholders, distributions to noncontrolling interests, cash used to repurchase Common Shares and cash proceeds from reissuance of Common Shares pursuant to stock-based compensation plans.

In December 2014, U.S. Cellular issued $275.0 million of 7.25% Senior Notes due 2063, and paid related debt issuance costs of $9.2 million.

On September 10, 2014, U.S. Cellular purchased licenses from Airadigm Communications, Inc. (“Airadigm”).  TDS owns 100% of the common stock of Airadigm.  Upon closing, Airadigm transferred to U.S. Cellular FCC spectrum licenses and certain tower assets in certain markets in Wisconsin, Iowa, Minnesota and Michigan, in consideration for $91.5 million in cash.  Since both parties to this transaction are controlled by TDS, U.S. Cellular recorded the transferred assets at Airadigm’s net book value of $15.2 million.  The $76.3 million difference between the consideration paid and the net book value of the transferred assets was recorded as an Acquisition of licenses in common control transaction cash outflow from financing activities.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to this transaction.

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.  U.S. Cellular did not pay any dividends in 2014 or 2012.

Adjusted Free Cash Flow

The following table presents Adjusted free cash flow. Adjusted free cash flow is defined as Cash flows from operating activities (which includes cash outflows related to the Sprint decommissioning), as adjusted for cash proceeds from the Sprint Cost Reimbursement (which are included in Cash flows from investing activities in the Consolidated Statement of Cash Flows), less Cash used for additions to property, plant and equipment. Adjusted free cash flow is a non-GAAP financial measure which U.S. Cellular believes may be useful to investors and other users of its financial information in evaluating the amount of cash generated by business operations (including cash proceeds from the Sprint Cost Reimbursement), after Cash used for additions to property, plant and equipment.

(Dollars in thousands)	2014	2013	2012
Cash flows from operating activities	$172,342	$290,897	$899,291
Add: Sprint Cost Reimbursement (1)	71,097	10,560	-
Less: Cash used for additions to property, plant and equipment	605,083	717,862	826,400
Adjusted free cash flow	$(361,644)	$(416,405)	$72,891

(1)	See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to the Sprint Cost Reimbursement.

See Cash flows from Operating Activities and Cash flows from Investing Activities for additional information related to the components of Adjusted free cash flow.

LIQUIDITY

U.S. Cellular believes that existing cash and investment balances, funds available under its revolving credit facility and term loan facility and expected cash flows from operating and investing activities provide substantial liquidity and financial flexibility for U.S. Cellular to meet its normal day-to-day operating needs.  However, these resources may not be adequate to fund all future expenditures that the company could potentially elect to make such as acquisitions of spectrum licenses in FCC auctions and other acquisition, construction and development programs.  It may be necessary from time to time to increase the size of the existing revolving credit facility, to put in place new facilities, or to obtain other forms of financing in order to fund these potential expenditures.  To the extent that sufficient funds are not available to U.S. Cellular or its subsidiaries on terms or at prices acceptable to U.S. Cellular, it could require U.S. Cellular to reduce its acquisition, construction and development programs.

U.S. Cellular’s profitability historically has been lower in the fourth quarter as a result of significant marketing and promotional activities during the holiday season.  Additionally, U.S. Cellular expects lower cash flows from operating activities in the near term as the popularity of its equipment installment plans increases.  U.S. Cellular cannot provide assurances that circumstances that could have a material adverse effect on its liquidity or capital resources will not occur. Economic conditions, changes in financial markets, U.S. Cellular financial performance and/or prospects  or other factors could restrict U.S. Cellular’s liquidity and availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its capital expenditure, acquisition or share repurchase programs. Such reductions could have a material adverse effect on U.S. Cellular’s business, financial condition or results of operations.

Cash and Cash Equivalents

At December 31, 2014, U.S. Cellular’s cash and cash equivalents totaled $211.5 million.  Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less. The primary objective of U.S. Cellular’s Cash and cash equivalents investment activities is to preserve principal.  At December 31, 2014, the majority of U.S. Cellular’s Cash and cash equivalents was held in bank deposit accounts and in money market funds that invest exclusively in U.S. Treasury Notes or in repurchase agreements fully collateralized by such obligations.  U.S. Cellular monitors the financial viability of the money market funds and direct investments in which it invests and believes that the credit risk associated with these investments is low.

Financing

Revolving Credit Facility

U.S. Cellular has a revolving credit facility available for general corporate purposes including spectrum purchases and capital expenditures, with a maximum borrowing capacity of $300.0 million.  As of December 31, 2014, the unused capacity under this agreement was $282.5 million. The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries.  There were no intercompany loans at December 31, 2014 or 2013.  U.S. Cellular believes that it was in compliance as of December 31, 2014 with all of the financial covenants and requirements set forth in its revolving credit facility.

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the revolving credit facility.

Term Loan Facility

On January 21, 2015, U.S. Cellular entered into a term loan credit facility relating to $225.0 million in debt.  The term loan must be drawn in one or more advances by the six month anniversary of the date of the agreement; amounts not drawn by that time will cease to be available.  Amounts repaid or prepaid under the term loan facility may not be reborrowed. The maturity date of the term loan would accelerate in the event of a change in control.

The term loan is available for general corporate purposes including spectrum purchases and capital expenditures.  The term loan is unsecured except for a lien on all equity which U.S. Cellular may have in the loan administrative agent, CoBank ACB, subject to certain limitations. The continued availability of the term loan facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing, that are substantially the same as those in the U.S. Cellular revolving credit facility described above.

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the term loan facility.

Long-Term Financing

U.S. Cellular has an effective shelf registration statement on Form S-3 to issue senior or subordinated debt securities. The proceeds from any such issuance may be used for general corporate purposes, including: the possible reduction of other long-term debt, spectrum purchases, and capital expenditures; in connection with acquisition, construction and development programs; the reduction of short-term debt; for working capital; to provide additional investments in subsidiaries; or the repurchase of shares.  The U.S. Cellular shelf registration statement permits U.S. Cellular to issue at any time and from time to time senior or subordinated debt securities in one or more offerings.  The ability of U.S. Cellular to complete an offering pursuant to such shelf registration statement is subject to market conditions and other factors at the time.

In December 2014, U.S. Cellular sold and issued $275 million of 7.25% Senior Notes due in 2063 for general corporate purposes including spectrum purchases and capital expenditures, reducing the available amount on U.S. Cellular’s shelf registration statement from $500 million to $225 million.  U.S. Cellular has the authority to replenish this shelf registration statement back to $500 million.

U.S. Cellular believes that it was in compliance as of December 31, 2014 with all financial covenants and other requirements set forth in its long-term debt indentures.  U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.

The long-term debt principal payments due for the next five years represent less than 1% of the total long-term debt obligation at December 31, 2014.  Refer to Market Risk — Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to U.S. Cellular’s Long-term debt.

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

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information on Long-term financing.

Credit Rating

In certain circumstances, U.S. Cellular’s interest cost on its revolving credit and term loan facilities may be subject to increase if its current credit ratings from nationally recognized credit rating agencies are lowered, and may be subject to decrease if the ratings are raised.  U.S. Cellular’s facilities do not cease to be available nor do the maturity dates accelerate solely as a result of a downgrade in credit rating.  However, a downgrade U.S. Cellular’s credit rating could adversely affect its ability to renew the facilities or obtain access to other credit facilities in the future.

In 2014, nationally recognized credit rating agencies downgraded the U.S. Cellular corporate and senior debt credit ratings. After these downgrades, U.S. Cellular is rated at sub-investment grade.  U.S. Cellular’s credit ratings as of December 31, 2014, and the dates such ratings were issued/re-affirmed were as follows:

Moody's (issued November 26, 2014)	Ba1	—negative outlook
Standard & Poor's (issued November 24, 2014)	BB	—stable outlook
Fitch Ratings (re-affirmed November 24, 2014)	BB+	—stable outlook

Capital Expenditures

U.S. Cellular’s capital expenditures for 2015 are expected to be approximately $600 million.  These expenditures are expected to be for the following general purposes:

•         Expand and enhance network coverage, including providing additional capacity to accommodate increased network usage, principally data usage, by current customers;

•         Continue to deploy 4G LTE technology in certain markets;

•         Expand and enhance the retail store network; and

•         Develop and enhance office systems.

U.S. Cellular plans to finance its capital expenditures program for 2015 using primarily Cash flows from operating activities and, as necessary, existing cash balances, short-term investments, borrowings under its revolving credit agreement, term loan and/or other long-term debt.

Acquisitions, Divestitures and Exchanges

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those interests that are not strategic to its long-term success. As a result, U.S. Cellular may be engaged from time to time in negotiations relating to the acquisition, divestiture or exchange of companies, properties or wireless spectrum. In general, U.S. Cellular may not disclose such transactions until there is a definitive agreement.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to significant transactions, including expected pre-tax cash proceeds from such transactions in 2015.

Variable Interest Entities

U.S. Cellular consolidates certain entities because they are “variable interest entities” under accounting principles generally accepted in the United States of America (“GAAP”). See Note 13 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information related to these variable interest entities. U.S. Cellular may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.

FCC Spectrum Auction 97

In January 2015, the FCC released the results of Auction 97.  U.S. Cellular participated in Auction 97 indirectly through its limited partnership interest in Advantage Spectrum.  Advantage Spectrum was the provisional winning bidder of 124 licenses for an aggregate bid of $338.3 million, net of its anticipated designated entity discount of 25%.  On or prior to March 2, 2015, Advantage Spectrum is required to pay the FCC for its bid amount, less the initial deposit of $60.0 million, plus certain other charges totaling $2.3 million.  Advantage Spectrum expects to fund this capital requirement with loans and contributions made by U.S. Cellular.  U.S. Cellular plans to use a portion of the proceeds received from the issuance of its 7.25% Senior Notes and term loan facility to provide these loans and contributions to Advantage Spectrum.

Common Share Repurchase Program

In the past year, U.S. Cellular has repurchased and expects to continue to repurchase its Common Shares, subject to its repurchase program.  For additional information related to the current repurchase authorization and repurchases made during 2014, 2013 and 2012, see Note 15 — Common Shareholders' Equity in the Notes to Consolidated Financial Statements and Part II, Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds.

Contractual and Other Obligations

At December 31, 2014, the resources required for contractual obligations were as follows:
		Payments Due by Period
(Dollars in millions)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt obligations (1)	$1,161.0	$-	$-	$-	$1,161.0
Interest payments on long-term debt obligations	2,762.8	80.2	160.4	160.4	2,361.8
Operating leases (2)	1,278.6	139.3	233.5	165.3	740.5
Capital leases	3.9	0.2	0.4	0.4	2.9
Purchase obligations (3)	1,684.3	804.0	670.9	133.8	75.6
	$6,890.6	$1,023.7	$1,065.2	$459.9	$4,341.8

(1)

Includes current and long-term portions of debt obligations.  The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to capital leases and the $11.3 million unamortized discount related to U.S. Cellular’s 6.7% Senior Notes. See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information

(2)

Includes future lease costs related to office space, retail sites, cell sites and equipment.  See Note 12 — Commitments and Contingencies in the Notes to Consolidated Financial Statements for additional information.

(3)

Includes obligations payable under non-cancellable contracts, commitments for network facilities and transport services, agreements for software licensing, long-term marketing programs, and agreements with Apple to purchase certain minimum quantities of Apple iPhone products and fund marketing programs related to the Apple iPhone and iPad products.  As described more fully in Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements, U.S. Cellular expects to incur network-related exit costs in the Divestiture Markets as a result of the transaction, including: (i) costs to decommission cell sites and mobile telephone switching office (“MTSO”) sites, (ii) costs to terminate real property leases and (iii) costs to terminate certain network access arrangements in the subject markets.  The impacts of these exit activities on U.S. Cellular's purchase obligations are reflected in the table above only to the extent that agreements were consummated at December 31, 2014.

The table above excludes liabilities related to “unrecognized tax benefits” as defined by GAAP because U.S. Cellular is unable to predict the period of settlement of such liabilities.  Such unrecognized tax benefits were $36.1 million at December 31, 2014.  See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

Agreements

•         On November 25, 2014, U.S. Cellular executed a Master Statement of Work and certain other documents with Amdocs Software Systems Limited (“Amdocs”), effective October 1, 2014, that inter-relate with but rearrange the structure under previous Amdocs Agreements.  The agreement provides that U.S. Cellular will now outsource to Amdocs certain support functions for its Billing and Operational Support System (“B/OSS”).  Such functions include application support, billing operations and some infrastructure services.  The agreement has a term through September 30, 2019, subject to five one-year renewal periods at U.S. Cellular’s option.  The total estimated amount to be paid to Amdocs with respect to the agreement during the initial five-year term is approximately $110 million (exclusive of travel and expenses and subject to certain potential adjustments).

•         During 2013, U.S. Cellular entered into agreements with Apple to purchase certain minimum quantities of Apple iPhone products and fund marketing programs related to the Apple iPhone and iPad products over a three-year period beginning in November 2013.  Based on current forecasts, U.S. Cellular estimates that the remaining contractual commitment as of December 31, 2014 under these agreements is approximately $818 million.  At this time, U.S. Cellular expects to meet its contractual commitments with Apple.

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

Intangible Asset Impairment

Goodwill and licenses represent a significant component of U.S. Cellular consolidated assets.  These assets are considered to be indefinite lived assets and are therefore not amortized but tested annually for impairment.  U.S. Cellular performs annual impairment testing of Goodwill and Licenses, as required by GAAP, as of November 1 of each year.  Significant negative events, such as changes in any of the assumptions described below as well as decreases in forecasted cash flows, could result in an impairment in future periods.

See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for information related to Goodwill and Licenses activity in 2014 and 2013.

Goodwill

Based on the results of the U.S. Cellular annual Goodwill impairment assessment performed as of November 1, 2014, the fair value of each of the reporting units exceeded their respective carrying values.  Therefore, no impairment of Goodwill existed.

For purposes of impairment testing of Goodwill in 2014 and 2013, U.S. Cellular identified four reporting units based on geographic service areas.

A discounted cash flow approach was used to value each reporting unit, using value drivers and risks specific to the industry and current economic factors.  The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value and may not be indicative of U.S. Cellular specific assumptions.  However, the discount rate used in the analysis accounts for any additional risk a market participant might place on integrating U.S. Cellular into its operations at the level of cash flows assumed under this approach.  The most significant assumptions made in this process were the revenue growth rate (shown as a compound annual growth rate in the table below), the terminal revenue growth rate, the discount rate and capital expenditures as a percentage of revenue (shown as a simple average in the table below).  There are uncertainties associated with these key assumptions and potential events and/or circumstances that could have a negative effect on these key assumptions, which are described below.  These assumptions were as follows:

Key Assumptions	November 1, 2014
Revenue growth rate (1)	1.6%
Terminal revenue growth rate (1)	2.0%
Discount rate (2)	10.5%
Capital expenditures as a percentage of revenue (3)	16.5%

(1)

There are risks that could negatively impact the projected revenue growth rates, including, but not limited to: the success of new and existing products/services, competition, operational difficulties and churn.

(2)

The discount rate of each reporting unit was computed by calculating the weighted average cost of capital of market participants with businesses reasonably comparable to U.S. Cellular.  The discount rate is dependent upon the cost of capital of other industry market participants and the company specific risk.  To the extent that the weighted average cost of capital of industry participants increases or U.S. Cellular's risk in relation to its peers increases, this would decrease the estimated fair value of the reporting units.  The weighted average cost of capital may increase if borrowing costs rise, market participants weight more of their capital structure towards equity (vs. debt), or other elements affecting the estimated cost of equity increase.

(3)

Capital expenditures generally include costs to develop the network.  To the extent costs associated with these capital expenditures increase at a rate higher than expected and disproportionate to forecasted future revenues, this could negatively impact future cash flows.

Provided all other assumptions remained the same, the discount rate would have to increase to a range of 11.1% to 12.5% to yield estimated fair values of reporting units that equal their respective carrying values at November 1, 2014.  Further, assuming all other assumptions remained the same, the terminal growth rate assumptions would need to decrease to amounts ranging from negative 3.2% to positive 0.6% to yield estimates of fair value equal to the carrying values of the respective reporting unit at November 1, 2014.

The carrying value of each U.S. Cellular reporting unit as of November 1, 2014 and the percentage by which its estimated fair value exceeded carrying value was as follows:

Reporting Unit	Carrying Value	Excess of estimated Fair Value over Carrying Value
(Dollars in millions)
Central Region	$1,793	10.1%
Mid-Atlantic Region	491	18.2%
New England Region	202	30.0%
Northwest Region	160	36.3%
Total	$2,646

Wireless Licenses

As of November 1, 2014, the estimated fair value of the licenses in each unit of accounting exceeded their carrying value.  Therefore, no impairment of licenses existed.  U.S. Cellular tests licenses for impairment at the level of reporting referred to as a unit of accounting.  For purposes of its impairment testing of licenses as of November 1, 2014 and November 1, 2013, U.S. Cellular separated its FCC licenses into eleven units of accounting based on geographic service areas.  In both 2014 and 2013, seven of the units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing.

Developed operating market licenses (“built licenses”)

U.S. Cellular applies the build-out method to estimate the fair values of built licenses. The most significant assumptions applied for purposes of the licenses impairment assessment were as follows:

Key Assumptions	November 1, 2014
Build-out period (1)	5 years
Discount rate (2)	8.75%
Terminal revenue growth rate	2.0%
Terminal capital expenditures as a percentage of revenue	14.5%
Customer penetration rates	12.0-16.3%

(1)

The build-out period represents the estimated time to perform a hypothetical build of the network.  Changes in the estimated build-out period can occur as a result of changes in resources and technology.  Such changes could negatively or positively impact the results.

(2)

The discount rate used in the valuation of licenses is less than the discount rate used in the valuation of reporting units for purposes of goodwill impairment testing. The discount rate used for licenses includes a reduced company-specific risk premium as it is assumed a market participant starting a greenfield build would construct and operate its network in an optimal manner and would not be constrained by the current network and operations associated with a mature wireless company.  The discount rate is estimated based on the overall risk-free interest rate adjusted for industry participant information, such as a typical capital structure (i.e., debt-equity ratio), the after-tax cost of debt and the cost of equity.  The cost of equity takes into consideration the average risk specific to individual market participants.  The weighted average cost of capital may increase if borrowing costs rise, market participants weight more of their capital structure towards equity (vs. debt), or other elements affecting the estimated cost of equity increase.

As of November 1, 2014, the fair values of the built licenses units of accounting exceeded their respective carrying values by amounts ranging from 12.8% to 42.9%.  The discount rate would have to increase to a range of 9.0% to 9.3% to yield estimated fair values of licenses in the respective units of accounting that equal their respective carrying values at November 1, 2014.

Non-operating market licenses (“unbuilt licenses”)

For purposes of performing impairment testing of unbuilt licenses, the fair value of the unbuilt licenses is assumed to have changed by the same percentage, and in the same direction, that the fair value of built licenses measured using the build-out method changed during the period. There was no impairment loss recognized related to unbuilt licenses as a result of the November 1, 2014 licenses impairment test.

Carrying Value of Licenses

The carrying value of licenses at November 1, 2014 was as follows:

Unit of Accounting (1)	Carrying Value
(Dollars in millions)
Built licenses
Central Region	$804
Mid-Atlantic Region	234
New England Region	102
Northwest Region	68

Unbuilt licenses
New England	1
North Northwest	3
South Northwest	2
North Central	51
South Central	22
East Central	87
Mid-Atlantic	17
Total (2)	$1,391

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

(2)

Between the November 1, 2014 impairment test date and the December 31, 2014 Consolidated Balance Sheet date, U.S. Cellular obtained licenses through a license exchange in the amount of $51 million and capitalized interest on certain licenses pursuant to current network build-outs in the amount of $1 million.

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

See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for details regarding U.S. Cellular’s income tax provision, deferred income taxes and liabilities, valuation allowances and unrecognized tax benefits, including information regarding estimates that impact income taxes.

Loyalty Reward Program

See the Revenue Recognition section of Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for additional description of this program and the related accounting.

U.S. Cellular follows the deferred revenue method of accounting for its loyalty reward program.  Under this method, revenue allocated to loyalty reward points is deferred.  The amount allocated to the loyalty points is based on the estimated retail price of the products and services for which points may be redeemed, as well as U.S. Cellular’s estimate of the percentage of loyalty points that will be redeemed for each product or service.  A significant change in any of the aforementioned assumptions used would impact the amount of revenue deferred and recognized under the loyalty reward program.

Revenue is recognized at the time of customer redemption or when such points have been depleted via an account maintenance charge.  As a result of the accumulation of historical experience, beginning in the fourth quarter of 2013, U.S. Cellular began recognizing breakage under the proportional model.  Prior to the fourth quarter of 2013, breakage was not recognized until incurred.  Under the proportional model, U.S. Cellular allocates a portion of the estimated future breakage to each redemption and records revenue proportionally.

U.S. Cellular periodically reviews and if necessary, revises the redemption and depletion rates under this model as appropriate based on history and related future expectations.  In 2014 and 2013, U.S. Cellular recognized $20.6 million and $16.8 million, respectively, in revenues related to estimated and actual breakage.

Equipment Installment Plans

U.S. Cellular offers customers the option to purchase certain devices under installment contracts over a period of up to 24 months and, under certain of these plans, offers the customer a trade-in right.  Customers on an installment contract that elect to trade-in their device, will receive a credit in the amount of the outstanding balance of the installment contract,  provided the subscriber trades-in an eligible used device in good working condition and purchases a new device from U.S. Cellular. Equipment revenue under these contracts is recognized at the time the device is delivered to the end-user customer for the selling price of the device, net of any deferred imputed interest or trade-in right, if applicable.

Trade-In Right

U.S. Cellular values the trade-in right as a guarantee liability.  This liability is initially measured at fair value and is determined based on assumptions including the probability and timing of the customer upgrading to a new device and the estimated fair value of the used device eligible for trade-in.  U.S. Cellular reevaluates its estimate of the guarantee liability at each reporting date.  A significant change in any of the aforementioned assumptions used to compute the guarantee liability would impact the amount of revenue recognized under these plans and the timing thereof.  For the year ended December 31, 2014, U.S. Cellular assumed the earliest contractual time of trade-in, or 12 months, for all customers on installment contracts with trade-in rights.

When a customer exercises the trade-in option, the difference between the outstanding receivable balance forgiven and the fair value of the used device is recorded as a reduction to the guarantee liability.  If the customer does not exercise the trade-in option at the time he or she is eligible, U.S. Cellular begins amortizing the liability and records this amortization as additional operating revenue.

Interest

U.S. Cellular equipment installment plans do not provide for explicit interest charges.  For equipment installment plans with a duration of greater than twelve months, U.S. Cellular imputes interest using a market rate and recognizes such interest income over the duration of the plan as a component of Interest and dividend income.  Changes in the imputed interest rate would impact the amount of revenue recognized under these plans.

Allowance

U.S. Cellular maintains an allowance for doubtful accounts for estimated losses that result from the failure of our customers to make payments due under the equipment installment plans.  The allowance is estimated based on historical experience, account aging and other factors that could affect collectability.  When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts.  To the extent that actual loss experience differs significantly from historical trends, the required allowance amounts could differ from the original estimates.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See Note 18 – Related Parties and Note 19 – Certain Relationships and Related Transactions in the Notes to Consolidated Financial Statements.

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

•         U.S. Cellular offers customers the option to purchase certain devices under installment contracts, which creates certain risks and uncertainties which could have an adverse impact on U.S. Cellular's financial condition or results of operations.

•         Changes in roaming practices or other factors could cause U.S. Cellular's roaming revenues to decline from current levels and/or impact U.S. Cellular's ability to service its customers in geographic areas where U.S. Cellular does not have its own network, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

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

•         An inability to attract people of outstanding potential, to develop their potential through education and assignments, and to retain them by keeping them engaged, challenged and properly rewarded could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

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

•         Difficulties involving third parties with which U.S. Cellular does business, including changes in U.S. Cellular's relationships with or financial or operational difficulties of key suppliers or independent agents and third party national retailers who market U.S. Cellular services, could adversely affect U.S. Cellular’s business, financial condition or results of operations.

•         U.S. Cellular has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on U.S. Cellular’s financial condition or results of operations.

•         A failure by U.S. Cellular to maintain flexible and capable telecommunication networks or information technology, or a material disruption thereof, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

•         Cyber-attacks or other breaches of network or information technology security could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•         The market price of U.S. Cellular’s Common Shares is subject to fluctuations due to a variety of factors.

•         Changes in facts or circumstances, including new or additional information, could require U.S. Cellular to record charges in excess of amounts accrued in the financial statements, which could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

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

See “Risk Factors” in U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2014 for a further discussion of these risks.  U.S. Cellular undertakes no obligation to update publicly any forward‑looking statements whether as a result of new information, future events or otherwise.  Readers should evaluate any statements in light of these important factors.

MARKET RISK

Long-Term Debt

As of December 31, 2014, the majority of U.S. Cellular’s long-term debt was in the form of fixed-rate notes with maturities ranging up to 49 years.  Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these fixed-rate notes.

The following table presents the scheduled principal payments on long-term debt and capital lease obligations, and the related weighted average interest rates by maturity dates at December 31, 2014:

	Principal Payments Due by Period
(Dollars in millions)	Long-Term Debt Obligations (1)	Weighted-Avg. Interest Rates on Long-Term Debt Obligations (2)
2015	$-	9.7%
2016	0.1	9.7%
2017	0.1	9.7%
2018	0.1	9.7%
2019	0.1	9.7%
After 5 years	1,162.7	6.9%
Total	$1,163.1	6.9%

(1)

The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to the $11.3 million unamortized discount related to the 6.7% Senior Notes. See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information.

(2)		Represents the weighted average interest rates at December 31, 2014 for debt maturing in the respective periods.

Fair Value of Long-Term Debt

At December 31, 2014 and 2013, the estimated fair value of long-term debt obligations, excluding capital lease obligations and the current portion of such long-term debt, was $1,122.1 million and $817.5 million, respectively.  The fair value of long-term debt, excluding capital lease obligations and the current portion of such long-term debt, was estimated using market prices for the 6.95% Senior Notes at December 31, 2014 and 2013 and 7.25% Senior Notes at December 31, 2014 and a discounted cash flow analysis for the 6.7% Senior Notes at December 31, 2014 and 2013.

Other Market Risk Sensitive Instruments

The substantial majority of U.S. Cellular’s other market risk sensitive instruments (as defined in item 305 of SEC Regulation S-K) are short-term, including Cash and cash equivalents.  Accordingly, U.S. Cellular believes that a significant change in interest rates would not have a material effect on such other market risk sensitive instruments.

United States Cellular Corporation Consolidated Statement of Operations

Year Ended December 31,	2014	2013	2012
(Dollars and shares in thousands, except per share amounts)
Operating revenues
Service	$3,397,937	$3,594,773	$4,098,856
Equipment sales	494,810	324,063	353,228
Total operating revenues	3,892,747	3,918,836	4,452,084

Operating expenses
System operations (excluding Depreciation, amortization and accretion reported below)	769,911	763,435	946,805
Cost of equipment sold	1,192,669	999,000	935,947
Selling, general and administrative (including charges from affiliates of $91.1 million, $99.2 million and $104.3 million in 2014, 2013 and 2012)	1,591,914	1,677,395	1,764,933
Depreciation, amortization and accretion	605,997	803,781	608,633
(Gain) loss on asset disposals, net	21,469	30,606	18,088
(Gain) loss on sale of business and other exit costs, net	(32,830)	(246,767)	21,022
(Gain) loss on license sales and exchanges	(112,993)	(255,479)	-
Total operating expenses	4,036,137	3,771,971	4,295,428

Operating income (loss)	(143,390)	146,865	156,656

Investment and other income (expense)
Equity in earnings of unconsolidated entities	129,764	131,949	90,364
Interest and dividend income	12,148	3,961	3,644
Gain (loss) on investments	-	18,556	(3,718)
Interest expense	(57,386)	(43,963)	(42,393)
Other, net	160	288	500
Total investment and other income (expense)	84,686	110,791	48,397

Income (loss) before income taxes	(58,704)	257,656	205,053
Income tax expense (benefit)	(11,782)	113,134	63,977

Net income (loss)	(46,922)	144,522	141,076
Less: Net income (loss) attributable to noncontrolling interests, net of tax	(4,110)	4,484	30,070
Net income (loss) attributable to U.S. Cellular shareholders	$(42,812)	$140,038	$111,006

Basic weighted average shares outstanding	84,213	83,968	84,645
Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$(0.51)	$1.67	$1.31

Diluted weighted average shares outstanding	84,213	84,730	85,230
Diluted earnings (loss) per share attributable to U.S. Cellular shareholders	$(0.51)	$1.65	$1.30

Special dividend per share to U.S. Cellular shareholders	$-	$5.75	$-

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation Consolidated Statement of Cash Flows

Year Ended December 31,	2014	2013	2012
(Dollars in thousands)
Cash flows from operating activities
Net income (loss)	$(46,922)	$144,522	$141,076
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization and accretion	605,997	803,781	608,633
Bad debts expense	101,282	98,864	67,372
Stock-based compensation expense	22,383	15,844	21,466
Deferred income taxes, net	57,604	(75,348)	49,244
Equity in earnings of unconsolidated entities	(129,764)	(131,949)	(90,364)
Distributions from unconsolidated entities	112,336	125,660	84,417
(Gain) loss on asset disposals, net	21,469	30,606	18,088
(Gain) loss on sale of business and other exit costs, net	(32,830)	(246,767)	21,022
(Gain) loss on license sales and exchanges	(112,993)	(255,479)	-
(Gain) loss on investments	-	(18,556)	3,718
Noncash interest expense	1,155	1,059	(1,822)
Other operating activities	26	646	546
Changes in assets and liabilities from operations
Accounts receivable	12,547	(291,168)	(64,816)
Equipment installment plans receivable	(188,829)	(591)	-
Inventory	(28,878)	(82,422)	(28,786)
Accounts payable - trade	(95,587)	85,199	(4,977)
Accounts payable - affiliate	(2,590)	147	(1,458)
Customer deposits and deferred revenues	33,524	66,344	30,353
Accrued taxes	(99,483)	30,037	73,064
Accrued interest	1,307	273	167
Other assets and liabilities	(59,412)	(9,805)	(27,652)
	172,342	290,897	899,291

Cash flows from investing activities
Cash used for additions to property, plant and equipment	(605,083)	(717,862)	(826,400)
Cash paid for acquisitions and licenses	(38,150)	(16,540)	(122,690)
Cash received from divestitures	179,842	811,120	49,932
Cash paid for investments	-	-	(120,000)
Cash received for investments	50,000	100,000	125,000
Federal Communications Commission deposit	(60,000)	-	-
Other investing activities	2,619	(3,969)	(2,453)
	(470,772)	172,749	(896,611)

Cash flows from financing activities
Issuance of long-term debt	275,000	-	-
Repayment of borrowing under revolving credit facility	(150,000)	-	-
Borrowing under revolving credit facility	150,000	-	-
Common shares reissued for benefit plans, net of tax payments	830	5,784	(2,205)
Common shares repurchased	(18,943)	(18,544)	(20,045)
Payment of debt issuance costs	(9,644)	(23)	(514)
Acquisition of licenses in common control transaction	(76,298)	-	-
Dividends paid	-	(482,270)	-
Distributions to noncontrolling interests	(3,056)	(3,766)	(22,970)
Payments to acquire additional interest in subsidiaries	-	(1,005)	(3,167)
Other financing activities	(11)	(115)	424
	167,878	(499,939)	(48,477)

Net decrease in cash and cash equivalents	(130,552)	(36,293)	(45,797)

Cash and cash equivalents
Beginning of period	342,065	378,358	424,155
End of period	$211,513	$342,065	$378,358

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation Consolidated Balance Sheet — Assets

December 31,	2014	2013
(Dollars in thousands)
Current assets
Cash and cash equivalents	$211,513	$342,065
Short-term investments	-	50,104
Accounts receivable
Customers and agents, less allowances of $37,654 and $59,206, respectively	466,048	467,255
Roaming	23,865	30,136
Affiliated	994	980
Other, less allowances of $859 and $1,032, respectively	66,051	88,224
Inventory, net	267,068	238,188
Prepaid expenses	59,744	65,596
Net deferred income tax asset	93,058	99,105
Other current assets	90,834	19,538
	1,279,175	1,401,191

Assets held for sale	107,055	16,027

Investments
Licenses	1,443,438	1,401,126
Goodwill	370,151	387,524
Investments in unconsolidated entities	283,014	265,585
	2,096,603	2,054,235
Property, plant and equipment
In service and under construction	7,458,740	7,717,512
Less: Accumulated depreciation and amortization	4,730,523	4,860,992
	2,728,217	2,856,520

Other assets and deferred charges	276,218	117,735

Total assets	$6,487,268	$6,445,708

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation Consolidated Balance Sheet — Liabilities and Equity

December 31,	2014	2013
(Dollars and shares in thousands)
Current liabilities
Current portion of long-term debt	$46	$166
Accounts payable
Affiliated	9,774	11,243
Trade	306,845	405,583
Customer deposits and deferred revenues	287,562	256,740
Accrued taxes	36,652	73,820
Accrued compensation	66,162	66,566
Other current liabilities	149,853	192,055
	856,894	1,006,173

Liabilities held for sale	20,934	-

Deferred liabilities and credits
Net deferred income tax liability	859,867	836,297
Other deferred liabilities and credits	284,002	315,073

Long-term debt	1,151,819	878,032

Commitments and contingencies

Noncontrolling interests with redemption features	1,150	536

Equity
U.S. Cellular shareholders' equity
Series A Common and Common Shares
Authorized 190,000 shares (50,000 Series A Common and 140,000 Common Shares)
Issued 88,074 shares (33,006 Series A Common and 55,068 Common Shares)
Outstanding 84,080 shares (33,006 Series A Common and 51,074 Common Shares) and 84,205 shares (33,006 Series A Common and 51,199 Common Shares), respectively
Par Value ($1 per share) ($33,006 Series A Common and $55,068 Common Shares)	88,074	88,074
Additional paid-in capital	1,472,558	1,424,729
Treasury Shares, at cost, 3,994 and 3,869 Common Shares, respectively	(169,139)	(164,692)
Retained earnings	1,910,498	2,043,095
Total U.S. Cellular shareholders' equity	3,301,991	3,391,206

Noncontrolling interests	10,611	18,391

Total equity	3,312,602	3,409,597

Total liabilities and equity	$6,487,268	$6,445,708

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Series A Common and Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2013	$88,074	$1,424,729	$(164,692)	$2,043,095	$3,391,206	$18,391	$3,409,597
Add (Deduct)
Net income (loss) attributable to U.S. Cellular shareholders	-	-	-	(42,812)	(42,812)	-	(42,812)
Net income (loss) attributable to noncontrolling interests classified as equity	-	-	-	-	-	(4,787)	(4,787)
Repurchase of Common Shares	-	-	(18,943)	-	(18,943)	-	(18,943)
Incentive and compensation plans	-	-	14,496	(13,518)	978	-	978
Stock-based compensation awards	-	21,078	-	-	21,078	-	21,078
Tax windfall (shortfall) from stock awards	-	(1,161)	-	-	(1,161)	-	(1,161)
Distributions to noncontrolling interests	-	-	-	-	-	(2,993)	(2,993)
Acquisition of licenses in common control transaction	-	29,141	-	(76,267)	(47,126)	-	(47,126)
Adjust investment in subsidiaries for noncontrolling interest purchases	-	(1,229)	-	-	(1,229)	-	(1,229)
Balance, December 31, 2014	$88,074	$1,472,558	$(169,139)	$1,910,498	$3,301,991	$10,611	$3,312,602

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Series A Common and Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2012	$88,074	$1,412,453	$(165,724)	$2,399,052	$3,733,855	$61,392	$3,795,247
Add (Deduct)
Net income (loss) attributable to U.S. Cellular shareholders	-	-	-	140,038	140,038	-	140,038
Net income (loss) attributable to noncontrolling interests classified as equity	-	-	-	-	-	4,251	4,251
Common and Series A Common Shares dividends	-	-	-	(482,270)	(482,270)	-	(482,270)
Repurchase of Common Shares	-	-	(18,544)	-	(18,544)	-	(18,544)
Incentive and compensation plans	-	222	19,576	(13,725)	6,073	-	6,073
Stock-based compensation awards	-	15,467	-	-	15,467	-	15,467
Tax windfall (shortfall) from stock awards	-	(3,267)	-	-	(3,267)	-	(3,267)
Distributions to noncontrolling interests	-	-	-	-	-	(3,576)	(3,576)
Adjust investment in subsidiaries for noncontrolling interest purchases	-	(146)	-	-	(146)	94	(52)
Deconsolidation of partnerships	-	-	-	-	-	(43,770)	(43,770)
Balance, December 31, 2013	$88,074	$1,424,729	$(164,692)	$2,043,095	$3,391,206	$18,391	$3,409,597

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Series A Common and Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2011	$88,074	$1,387,341	$(152,817)	$2,297,363	$3,619,961	$55,956	$3,675,917
Add (Deduct)
Net income (loss) attributable to U.S. Cellular shareholders	-	-	-	111,006	111,006	-	111,006
Net income (loss) attributable to noncontrolling interests classified as equity	-	-	-	-	-	30,019	30,019
Repurchase of Common Shares	-	-	(20,045)	-	(20,045)	-	(20,045)
Incentive and compensation plans	-	137	7,138	(9,317)	(2,042)	-	(2,042)
Stock-based compensation awards	-	21,249	-	-	21,249	-	21,249
Tax windfall (shortfall) from stock awards	-	(1,518)	-	-	(1,518)	-	(1,518)
Distributions to noncontrolling interests	-	-	-	-	-	(22,970)	(22,970)
Adjust investment in subsidiaries for noncontrolling interest purchase	-	5,244	-	-	5,244	(1,586)	3,658
Other	-	-	-	-	-	(27)	(27)
Balance, December 31, 2012	$88,074	$1,412,453	$(165,724)	$2,399,052	$3,733,855	$61,392	$3,795,247

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

United States Cellular Corporation (“U.S. Cellular”), a Delaware Corporation, is an 84%-owned subsidiary of Telephone and Data Systems, Inc. (“TDS”).

Nature of Operations

U.S. Cellular owns, operates and invests in wireless systems throughout the United States.  As of December 31, 2014, U.S. Cellular served 4.8 million customers.  U.S. Cellular has one reportable segment.

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

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2014 financial statement presentation.  These reclassifications did not affect consolidated net income attributable to U.S. Cellular shareholders, cash flows, assets, liabilities or equity for the years presented.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period.  Actual results could differ from those estimates.  Significant estimates are involved in accounting for goodwill and indefinite-lived intangible assets, income taxes, the loyalty reward program and equipment installment plans.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist primarily of amounts owed by customers for wireless services and equipment sales, including sales of certain devices under equipment installment plans, by agents for sales of equipment to them and by other wireless carriers whose customers have used U.S. Cellular’s wireless systems.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing billed and unbilled accounts receivable.  The allowance is estimated based on historical experience, account aging and other factors that could affect collectability.  Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable.  When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts.  U.S. Cellular does not have any off-balance sheet credit exposure related to its customers.

The changes in the allowance for doubtful accounts during the years ended December 31, 2014, 2013 and 2012 were as follows:

	2014	2013	2012
(Dollars in thousands)
Beginning balance	$60,238	$26,902	$23,537
Additions, net of recoveries	101,282	98,864	67,372
Deductions	(116,942)	(65,528)	(64,007)
Ending balance (1)	$44,578	$60,238	$26,902

(1)	In 2014, this balance includes a $6.1 million allowance related to the long-term portion of unbilled equipment installment receivables.

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

U.S. Cellular performs its annual impairment assessment of Goodwill as of November 1 of each year.  For purposes of conducting its Goodwill impairment test in 2014 and 2013, U.S. Cellular identified four reporting units.  The four reporting units represent four geographic groupings of operating markets, representing four geographic service areas.  A discounted cash flow approach was used to value each reporting unit for purposes of the Goodwill impairment review.

See Note 7 — Intangible Assets for additional details related to Goodwill.

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

U.S. Cellular performs its annual impairment assessment of its licenses as of November 1 of each year.  For purposes of its 2014 and 2013 impairment testing of Licenses, U.S. Cellular separated its FCC licenses into eleven units of accounting based on geographic service areas.  In both 2014 and 2013, seven of the units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing. U.S. Cellular estimates the fair value of built licenses for purposes of impairment testing using the build-out method.  The build-out method estimates the fair value of Licenses by discounting to present value the future cash flows calculated based on a hypothetical cost to build-out U.S. Cellular’s network.

For units of accounting which consist of unbuilt licenses, the fair value of the unbuilt licenses is assumed to change by the same percentage, and in the same direction, that the fair value of built licenses measured using the build-out method changed during the period.

See Note 7 — Intangible Assets for additional details related to Licenses.

Investments in Unconsolidated Entities

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

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated.  Expenditures for maintenance and repairs of assets in service are charged to System operations expense or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and charging it, together with net removal costs (removal costs less an applicable accrued asset retirement obligation and salvage value realized), to (Gain) loss on asset disposals, net.

U.S. Cellular capitalizes certain costs of developing new information systems.

Depreciation and amortization

Depreciation is provided using the straight-line method over the estimated useful life of the related asset.

U.S. Cellular depreciates leasehold improvement assets associated with leased properties over periods ranging from one to thirty years; such periods approximate the shorter of the assets’ economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. Due to the Divestiture Transaction more fully described in Note 6 — Acquisitions, Divestitures and Exchanges, U.S. Cellular changed the useful lives of certain assets in 2013 and 2012.  Other than the Divestiture Transaction, there were no other material changes to useful lives of property, plant and equipment in 2014, 2013 or 2012.  See Note 9 — Property, Plant and Equipment for additional details related to useful lives.

Impairment of Long-lived Assets

U.S. Cellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

U.S. Cellular has one asset group for purposes of assessing property, plant and equipment for impairment based on the fact that the individual operating markets are reliant on centrally operated data centers, mobile telephone switching offices and network operations center.  U.S. Cellular operates a single integrated national wireless network, and the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities represent cash flows generated by this single interdependent network.

Agent Liabilities

U.S. Cellular has relationships with agents, which are independent businesses that obtain customers for U.S. Cellular.  At December 31, 2014 and 2013, U.S. Cellular had accrued $95.3 million and $121.3 million, respectively, for amounts due to agents.  This amount is included in Other current liabilities in the Consolidated Balance Sheet.

Other Assets and Deferred Charges

Other assets and deferred charges include underwriters’ and legal fees and other charges related to issuing U.S. Cellular’s various borrowing instruments and other long-term agreements, and are amortized over the respective term of each instrument.  The amounts of deferred charges included in the Consolidated Balance Sheet at December 31, 2014 and 2013, are shown net of accumulated amortization of $34.2 million and $26.0 million, respectively.  At December 31, 2014, Other assets and deferred charges includes a $60.0 million deposit made by Advantage Spectrum L.P. to the FCC to participate in Auction 97.  See Note 13 — Variable Interest Entities for additional information.

Asset Retirement Obligations

U.S. Cellular accounts for asset retirement obligations by recording the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred.  At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount.  Until the obligation is fulfilled, U.S. Cellular updates its estimates relating to cash flows required and timing of settlement.  U.S. Cellular records the present value of the changes in the future value as an increase or decrease to the liability and the related carrying amount of the long-lived asset.  The liability is accreted to future value over a period ending with the estimated settlement date of the respective asset retirement obligation. The carrying amount of the long-lived asset is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability is recognized in the Consolidated Statement of Operations.

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

Revenue Recognition

Revenues related to services are recognized as services are rendered.  Revenues billed in advance or in arrears of the services being provided are estimated and deferred or accrued, as appropriate.

Revenues from sales of equipment and accessories are recognized when title and risk of loss passes to the agent or end-user customer.

Multiple Deliverable Arrangements

U.S. Cellular sells multiple element service and equipment offerings.  In these instances, revenues are allocated using the relative selling price method.  Under this method, arrangement consideration, which consists of the amounts billed to the customer net of any cash-based discounts, is allocated to each element on the basis of its relative selling price.  Revenue recognized for the delivered items is limited to the amount due from the customer that is not contingent upon the delivery of additional products or services.

Loyalty Reward Program

U.S. Cellular follows the deferred revenue method of accounting for its loyalty reward program.  Under this method, revenue allocated to loyalty reward points is deferred.   The amount allocated to the loyalty points is based on the estimated retail price of the products and services for which points may be redeemed divided by the number of loyalty points required to receive such products and services.  This is calculated on a weighted average basis and requires U.S. Cellular to estimate the percentage of loyalty points that will be redeemed for each product or service.

As of December 31, 2014 and 2013, U.S. Cellular had deferred revenue related to loyalty reward points outstanding of $94.6 million and $116.2 million, respectively.  These amounts are recorded in Customer deposits and deferred revenues (a current liability account) in the Consolidated Balance Sheet, as customers may redeem their reward points within the current period.

Revenue is recognized at the time of customer redemption or when such points have been depleted via an account maintenance charge. U.S. Cellular employs the proportional model to recognize revenues associated with breakage.  Under the proportional model, U.S. Cellular allocates a portion of the estimated future breakage to each redemption and records revenue proportionally.  U.S. Cellular periodically reviews and revises the redemption and depletion rates to estimate future breakage as appropriate based on history and related future expectations.

In the fourth quarter of 2013, U.S. Cellular issued loyalty reward points with a value of $43.5 million as a loyalty bonus in recognition of the inconvenience experienced by customers during U.S. Cellular’s billing system conversion in 2013.  The value of the loyalty bonus reduced Service revenues in the Consolidated Statement of Operations and increased Customer deposits and deferred revenues in the Consolidated Balance Sheet.

Equipment Installment Plans

Equipment revenue under equipment installment plan contracts is recognized at the time the device is delivered to the end-user customer for the selling price of the device, net of any deferred imputed interest or trade-in right, if applicable.   Imputed interest is reflected as a reduction to the receivable balance and recognized over the duration of the plan as a component of Interest and dividend income.  See Note 3 — Equipment Installment Plans for additional information.

Incentives

Discounts and incentives are recognized as a reduction of Operating revenues concurrently with the associated revenue, and are allocated to the various products and services in the bundled offering based on their respective relative selling price.

U.S. Cellular issues rebates to its agents and end customers.  These incentives are recognized as a reduction to revenue at the time the wireless device sale to the agent or customer occurs, respectively.  The total potential rebates and incentives are reduced by U.S. Cellular’s estimate of rebates that will not be redeemed by customers based on historical experience of such redemptions.

Activation Fees

U.S. Cellular charges its end customers activation fees in connection with the sale of certain services and equipment.   Device activation fees charged at U.S. Cellular agent locations, where U.S. Cellular does not also sell a wireless device to the customer, are deferred and recognized over the average device life.  Device activation fees charged as a result of device sales at U.S. Cellular company-owned retail stores are recognized at the time the device is delivered to the customer.

Amounts Collected from Customers and Remitted to Governmental Authorities – Gross vs. Net

U.S. Cellular records amounts collected from customers and remitted to governmental authorities net within a tax liability account if the tax is assessed upon the customer and U.S. Cellular merely acts as an agent in collecting the tax on behalf of the imposing governmental authority.  If the tax is assessed upon U.S. Cellular, then amounts collected from customers as recovery of the tax are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations.  The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $97.0 million, $114.7 million and $135.7 million for 2014, 2013 and 2012, respectively.

Eligible Telecommunications Carrier (“ETC”) Revenues

Telecommunications companies may be designated by states, or in some cases by the FCC, as an ETC to receive support payments from the Universal Service Fund if they provide specified services in “high cost” areas.  ETC revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular’s designation as an ETC in various states.

Advertising Costs

U.S. Cellular expenses advertising costs as incurred.  Advertising costs totaled $204.9 million, $199.9 million and $227.0 million in 2014, 2013 and 2012, respectively.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group.  TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations.  For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group.  Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS.  U.S. Cellular had a tax receivable balance with TDS of $74.3 million and a tax payable balance of $34.8 million as of December 31, 2014 and 2013, respectively.

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

Stock-Based Compensation

U.S. Cellular has established a long-term incentive plan and a Non-Employee Director compensation plan.  These plans are described more fully in Note 16 — Stock-based Compensation.  These plans are considered compensatory plans and, therefore, recognition of compensation cost for grants made under these plans is required.

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

Defined Contribution Plans

U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries.  Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently.  Pension costs were $10.6 million, $10.4 million and $12.4 million in 2014, 2013 and 2012, respectively.

U.S. Cellular also participates in a defined contribution retirement savings plan (“401(k) plan”) sponsored by TDS.  Total costs incurred for U.S. Cellular’s contributions to the 401(k) plan were $14.9 million, $15.4 million and $17.1 million in 2014, 2013 and 2012, respectively.

Recently Issued Accounting Pronouncements

On April 10, 2014, the FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”). ASU 2014-08 changes the requirements and disclosures for reporting discontinued operations. U.S. Cellular was required to adopt the provisions of ASU 2014-08 effective January 1, 2015, but early adoption was permitted. U.S. Cellular adopted the provisions of ASU 2014-08 upon its issuance.  The adoption of ASU 2014-08 did not have a significant impact on U.S. Cellular’s financial position or results of operations.

On May 28, 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”).  ASU 2014-09 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers.  U.S. Cellular is required to adopt the provisions of ASU 2014-09 effective January 1, 2017.  Early adoption is prohibited. U.S. Cellular is evaluating what effects the adoption of ASU 2014-09 will have on U.S. Cellular’s financial position and results of operations.

On August 27, 2014, the FASB issued Accounting Standards Update 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”).  ASU 2014-15 requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in financial statements.  U.S. Cellular is required to adopt the provisions of ASU 2014-15 effective January 1, 2016, but early adoption is permitted.  The adoption of ASU 2014-15 is not expected to impact U.S. Cellular’s financial position or results of operations.

On January 9, 2015, the FASB issued Accounting Standards Update 2015-01, Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”).  ASU 2015-01 eliminates from GAAP the requirement to separately classify, present and disclose extraordinary events and transactions.  U.S. Cellular is required to adopt the provisions of ASU 2015-01 effective January 1, 2016, but early adoption is permitted.  The adoption of ASU 2015-01 is not expected to impact U.S. Cellular’s financial position or results of operations.

On February 18, 2015, the FASB issued Accounting Standards Update 2015-02, Consolidation: Amendments to the Consolidation Analysis (“ASU 2015-02”).  ASU 2015-02 simplifies consolidation accounting by reducing the number of consolidation models and changing various aspects of current GAAP, including certain consolidation criteria for variable interest entities.  U.S. Cellular is required to adopt the provisions of ASU 2015-02 effective January 1, 2016.  Early adoption is permitted.  U.S. Cellular is still assessing the impact, if any, the adoption of ASU 2015-02 will have on U.S. Cellular’s financial position or results of operations.

NOTE 2 FAIR VALUE MEASUREMENTS

As of December 31, 2014 and 2013, U.S. Cellular did not have any financial or nonfinancial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP.

The provisions of GAAP establish a fair value hierarchy that contains three levels for inputs used in fair value measurements.  Level 1 inputs include quoted market prices for identical assets or liabilities in active markets.  Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets.  Level 3 inputs are unobservable.  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile and, therefore, Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.

U.S. Cellular has applied the provisions of fair value accounting for purposes of computing the fair value of financial instruments for disclosure purposes as displayed below.

		December 31, 2014		December 31, 2013
	Level within the Fair Value Hierarchy	Book Value	Fair Value	Book Value	Fair Value
(Dollars in thousands)
Cash and cash equivalents	1	$211,513	$211,513	$342,065	$342,065
Short-term investments
U.S. Treasury Notes	1	-	-	50,104	50,104
Long-term debt
Retail	2	617,000	608,462	342,000	309,852
Institutional	2	532,722	513,647	532,449	507,697

Short-term investments are designated as held-to-maturity investments and recorded at amortized cost in the Consolidated Balance Sheet.  For these investments, U.S. Cellular’s objective is to earn a higher rate of return on funds that are not anticipated to be required to meet liquidity needs in the near term, while maintaining a low level of investment risk.

The fair values of Cash and cash equivalents and Short-term investments approximate their book values due to the short-term nature of these financial instruments.  Long-term debt excludes capital lease obligations and the current portion of Long-term debt.  The fair value of “Retail” Long-term debt was estimated using market prices for the 6.95% Senior Notes and 7.25% Senior Notes.  U.S. Cellular’s “Institutional” debt consists of the 6.7% Senior Notes which are traded over the counter.  U.S. Cellular estimated the fair value of its Institutional debt through a discounted cash flow analysis using an estimated yield to maturity of 7.25% and 7.35% at December 31, 2014 and 2013, respectively.

NOTE 3 EQUIPMENT INSTALLMENT PLANS

U.S. Cellular offers customers the option to purchase certain devices under equipment installment contracts over a period of up to 24 months.  For certain equipment installment plans, after a specified period of time, the customer may have the right to upgrade to a new device and have the remaining unpaid equipment installment contract balance waived, subject to certain conditions, including trading in the original device in good working condition and signing a new equipment installment contract.  U.S. Cellular values this trade-in right as a guarantee liability.  The guarantee liability is initially measured at fair value and is determined based on assumptions including the probability and timing of the customer upgrading to a new device and the fair value of the device being traded-in at the time of trade-in.  As of December 31, 2014, the guarantee liability related to these plans was $57.5 million and is reflected in Customer deposits and deferred revenues in the Consolidated Balance Sheet.

U.S. Cellular equipment installment plans do not provide for explicit interest charges.  For equipment installment plans with duration of greater than twelve months, U.S. Cellular imputes interest.

The following table summarizes the unbilled equipment installment plan receivables as of December 31, 2014 and 2013.  Such amounts are presented on the Consolidated Balance Sheet as Accounts receivable – customers and agents and Other assets and deferred charges, where applicable.

(Dollars in thousands)	December 31, 2014	December 31, 2013
Short-term portion of unbilled equipment installment plan receivables, gross	$127,400	$611
Short-term portion of unbilled deferred interest	(16,365)	-
Short-term portion of unbilled allowance for credit losses	(3,686)	(20)
Short-term portion of unbilled equipment installment plan receivables, net	$107,349	$591

Long-term portion of unbilled equipment installment plan receivables, gross	$89,435	$-
Long-term portion of unbilled deferred interest	(2,791)	-
Long-term portion of unbilled allowance for credit losses	(6,065)	-
Long-term portion of unbilled equipment installment plan receivables, net	$80,579	$-

U.S. Cellular considers the collectability of the equipment installment plan receivables based on historical payment experience, account aging and other qualitative factors.  The credit profiles of U.S. Cellular’s customers on equipment installment plans are similar to those of U.S. Cellular customers with traditional subsidized plans.  Customers with a higher risk credit profile are required to make a deposit for equipment purchased through an installment contract.

NOTE 4 INCOME TAXES

U.S. Cellular is included in a consolidated federal income tax return and in certain state income tax returns with other members of the TDS consolidated group.  For financial statement purposes, U.S. Cellular and its subsidiaries compute their income tax expense as if they comprised a separate affiliated group and were not included in the TDS consolidated group.

U.S. Cellular’s current income taxes balances at December 31, 2014 and 2013 were as follows:

December 31,	2014	2013
(Dollars in thousands)
Federal income taxes receivable (payable)	$73,510	$(32,351)
Net state income taxes receivable (payable)	1,199	(1,545)

Income tax expense (benefit) is summarized as follows:

Year Ended December 31,	2014	2013	2012
(Dollars in thousands)
Current
Federal	$(77,931)	$180,056	$10,547
State	8,545	8,426	4,186
Deferred
Federal	44,881	(69,917)	54,490
State	6,276	(5,431)	(5,246)
State - valuation allowance adjustment	6,447	-	-
	$(11,782)	$113,134	$63,977

A reconciliation of U.S. Cellular’s income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular’s effective income tax expense rate is as follows:

Year Ended December 31,	2014		2013		2012
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense and rate	$(20.5)	35.0%	$90.2	35.0%	$71.8	35.0%
State income taxes, net of federal benefit (1)	12.2	(20.8)	5.2	2.0	3.7	1.8
Effect of noncontrolling interests	(5.8)	9.8	(2.2)	(0.9)	(6.3)	(3.1)
Gains (losses) on investments and sale of assets (2)	-	-	20.5	8.0	-	-
Correction of deferred taxes (3)	-	-	-	-	(5.3)	(2.6)
Other differences, net	2.3	(3.9)	(0.6)	(0.2)	0.1	0.1
Total income tax expense and rate	$(11.8)	20.1%	$113.1	43.9%	$64.0	31.2%

(1)

State income taxes, net of federal benefit, include changes in unrecognized tax benefits as well as adjustments to the valuation allowance.  During the third quarter of 2014 U.S. Cellular recorded a $6.4 million increase to income tax expense related to a valuation allowance recorded against certain state deferred tax assets.  In each interim period, U.S. Cellular evaluates the available positive and negative evidence to assess whether deferred tax assets are realizable, on a more likely than not basis.  During the year ended December 31, 2014, based on revised forecasts of future state income, U.S. Cellular concluded that the negative evidence related to the realization of certain state deferred tax assets outweighed the positive evidence.  Accordingly, U.S. Cellular determined that such deferred tax assets related to certain states were not realizable, on a more likely than not basis.

(2)	Gains (losses) on investments and sale of assets represents 2013 tax expense related to the NY1 & NY2 Deconsolidation and the Divestiture Transaction.

(3)	Correction of deferred taxes reflects immaterial adjustments to correct deferred tax balances in 2012 related to tax basis and law changes that related to periods prior to 2012.

Significant components of U.S. Cellular’s deferred income tax assets and liabilities at December 31, 2014 and 2013 were as follows:

December 31,	2014	2013
(Dollars in thousands)
Deferred tax assets
Current deferred tax assets	$96,886	$102,088
Net operating loss (“NOL”) carryforwards	72,878	61,294
Stock-based compensation	21,072	19,028
Compensation and benefits - other	2,586	3,746
Deferred rent	18,513	19,462
Other	26,116	24,604
Total deferred tax assets	238,051	230,222
Less valuation allowance	(53,119)	(43,375)
Net deferred tax assets	184,932	186,847
Deferred tax liabilities
Property, plant and equipment	520,723	503,491
Licenses/intangibles	275,456	282,764
Partnership investments	149,371	133,931
Other	4,135	3,853
Total deferred tax liabilities	949,685	924,039
Net deferred income tax liability	$764,753	$737,192

At December 31, 2014, U.S. Cellular and certain subsidiaries had $1,439.4 million of state NOL carryforwards (generating a $59.4 million deferred tax asset) available to offset future taxable income.  The state NOL carryforwards expire between 2015 and 2034.  Certain subsidiaries had federal NOL carryforwards (generating a $13.5 million deferred tax asset) available to offset their future taxable income.  The federal NOL carryforwards expire between 2018 and 2034.  A valuation allowance was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

A summary of U.S. Cellular’s deferred tax asset valuation allowance is as follows:

	2014	2013	2012
(Dollars in thousands)
Balance at January 1,	$43,375	$41,295	$30,261
Charged to income tax expense	9,744	(1,527)	3,033
Charged to other accounts	-	3,607	8,001
Balance at December 31,	$53,119	$43,375	$41,295

As of December 31, 2014, the valuation allowance reduced current deferred tax assets by $3.8 million and noncurrent deferred tax assets by $49.2 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2014	2013	2012
(Dollars in thousands)
Unrecognized tax benefits balance at January 1,	$28,813	$26,460	$28,745
Additions for tax positions of current year	7,766	5,925	6,656
Additions for tax positions of prior years	154	1,501	854
Reductions for tax positions of prior years	(554)	(45)	(115)
Reductions for settlements of tax positions	-	(576)	-
Reductions for lapses in statutes of limitations	(104)	(4,452)	(9,680)
Unrecognized tax benefits balance at December 31,	$36,075	$28,813	$26,460

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet.  If these benefits were recognized, they would have reduced income tax expense in 2014, 2013 and 2012 by $23.4 million, $18.7 million and $17.2 million, respectively, net of the federal benefit from state income taxes.  As of December 31, 2014, it is reasonably possible that unrecognized tax benefits could decrease by approximately $10 million in the next twelve months.  The nature of the uncertainty relates primarily to state income tax positions and their resolution or the expiration of statutes of limitation.

U.S. Cellular recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense.  The amounts charged to income tax expense related to interest and penalties resulted in an expense of $3.5 million and $0.6 million in 2014 and 2013, respectively, and a benefit of $2.2 million in 2012.  Net accrued interest and penalties were $16.2 million and $12.3 million at December 31, 2014 and 2013, respectively.

U.S. Cellular is included in TDS’ consolidated federal income tax return. U.S. Cellular also files various state and local income tax returns.  The TDS consolidated group remains subject to federal income tax audits for the tax years after 2011. With only a few exceptions, TDS is no longer subject to state income tax audits for years prior to 2010.

NOTE 5 EARNINGS PER SHARE

Basic earnings (loss) per share attributable to U.S. Cellular shareholders is computed by dividing Net income (loss) attributable to U.S. Cellular shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share attributable to U.S. Cellular shareholders is computed by dividing Net income (loss) attributable to U.S. Cellular shareholders by the weighted average number of common shares outstanding during the period adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities primarily include incremental shares issuable upon exercise of outstanding stock options and the vesting of restricted stock units.

The amounts used in computing earnings (loss) per common share and the effects of potentially dilutive securities on the weighted average number of common shares were as follows:

Year ended December 31,	2014	2013	2012
(Dollars and shares in thousands, except earnings per share)
Net income (loss) attributable to U.S. Cellular shareholders	$(42,812)	$140,038	$111,006

Weighted average number of shares used in basic earnings (loss) per share	84,213	83,968	84,645
Effect of dilutive securities:
Stock options (1)	-	211	184
Restricted stock units (1)	-	551	401

Weighted average number of shares used in diluted earnings (loss) per share	84,213	84,730	85,230

Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$(0.51)	$1.67	$1.31

Diluted earnings (loss) per share attributable to U.S. Cellular shareholders	$(0.51)	$1.65	$1.30

(1) There were no effects of dilutive securities for the year ended December 31, 2014 due to the net loss for the year.

Certain Common Shares issuable upon the exercise of stock options or vesting of restricted stock units were not included in average diluted shares outstanding for the calculation of Diluted earnings (loss) per share attributable to U.S. Cellular shareholders because their effects were antidilutive. The number of such Common Shares excluded, if any, is shown in the table below.

Year Ended December 31,	2014	2013	2012
(Shares in thousands)
Stock options	3,279	2,010	2,123

Restricted stock units	1,186	190	369

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482.3 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.  Outstanding U.S. Cellular stock options and restricted stock unit awards were equitably adjusted for the special cash dividend.  The impact of such adjustments on the earnings (loss) per share calculation was fully reflected for all years presented.

NOTE 6 ACQUISITIONS, DIVESTITURES AND EXCHANGES

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

These other agreements included customer and network transition services agreements, which required U.S. Cellular to provide customer, billing and network services to Sprint for a period of up to 24 months after the May 16, 2013 closing date.  Sprint reimbursed U.S. Cellular for providing such services at an amount equal to U.S. Cellular’s estimated costs, including applicable overhead allocations.  These services were substantially complete as of March 31, 2014.  In addition, these agreements require Sprint to reimburse U.S. Cellular up to $200 million (the “Sprint Cost Reimbursement”) for certain network decommissioning costs, network site lease rent and termination costs, network access termination costs, and employee termination benefits for specified engineering employees.  It is estimated that up to $175 million of the Sprint Cost Reimbursement will be recorded in (Gain) loss on sale of business and other exit costs, net and up to $25 million of the Sprint Cost Reimbursement will be recorded in System operations in the Consolidated Statement of Operations.  In 2014 and 2013, $71.1 million and $10.6 million, respectively, of the Sprint Cost Reimbursement had been received and recorded in Cash received from divestitures in the Consolidated Statement of Cash Flows.

Financial impacts of the Divestiture Transaction are classified in the Consolidated Statement of Operations within Operating income. The table below describes the amounts U.S. Cellular has recognized and expects to recognize in the Consolidated Statement of Operations between the date the Purchase and Sale Agreement was signed and the end of the transition services period.

(Dollars in thousands)	Expected Period of Recognition	Projected Range		Cumulative Amount Recognized as of December 31, 2014	Actual Amount Recognized Year Ended December 31, 2014	Actual Amount Recognized Year Ended December 31, 2013	Actual Amount Recognized Year Ended December 31, 2012
(Gain) loss on sale of business and other exit costs, net
Proceeds from Sprint
Purchase price	2013	$(480,000)	$(480,000)	$(480,000)	$-	$(480,000)	$-
Sprint Cost Reimbursement	2013-2015	(120,000)	(175,000)	(111,970)	(64,329)	(47,641)	-
Net assets transferred	2013	213,593	213,593	213,593	-	213,593	-
Non-cash charges for the write-off and write-down of property under construction and related assets	2012-2015	20,000	22,000	20,410	9,735	3	10,672
Employee related costs including severance, retention and outplacement	2012-2015	13,000	16,000	14,147	(115)	1,653	12,609
Contract termination costs	2012-2015	70,000	100,000	84,320	24,736	59,525	59
Transaction costs	2012-2015	5,000	7,000	6,284	719	4,428	1,137
Total (Gain) loss on sale of business and other exit costs, net		$(278,407)	$(296,407)	$(253,216)	$(29,254)	$(248,439)	$24,477

Depreciation, amortization and accretion expense
Incremental depreciation, amortization and accretion, net of salvage values	2012-2014	215,049	215,049	215,049	16,478	178,513	20,058
(Increase) decrease in Operating income		$(63,358)	$(81,358)	$(38,167)	$(12,776)	$(69,926)	$44,535

Incremental depreciation, amortization and accretion, net of salvage values represents amounts recorded in the specified time periods as a result of a change in estimate for the remaining useful life and salvage value of certain assets and a change in estimate which accelerated the settlement dates of certain asset retirement obligations in conjunction with the Divestiture Transaction.  Specifically, for the periods indicated, this is estimated depreciation, amortization and accretion recorded on assets and liabilities of the Divestiture Markets after the execution of the Purchase and Sale Agreement on November 6, 2012 less depreciation, amortization and accretion that would have been recorded on such assets and liabilities in the normal course, absent the Divestiture Transaction.

In 2014, U.S. Cellular recorded $3.4 million of additional Depreciation, amortization and accretion expense for the Divestiture Markets due to higher asset retirement obligation remediation estimates.

As a result of the transaction, U.S. Cellular recognized the following amounts in the Consolidated Balance Sheet:

		Year Ended December 31, 2014
(Dollars in thousands)	Balance December 31, 2013	Costs Incurred	Cash Settlements (1)	Adjustments (2)	Balance December 31, 2014
Accrued compensation
Employee related costs including severance, retention, outplacement	$2,053	$127	$(1,223)	$(242)	$715
Accounts payable - trade
Contract termination costs	$-	$4,018	$-	$(1,190)	$2,828
Other current liabilities
Contract termination costs	$13,992	$12,703	$(22,210)	$3,747	$8,232
Other deferred liabilities and credits
Contract termination costs	$30,849	$24,171	$(3,569)	$(30,411)	$21,040

		Year Ended December 31, 2013
(Dollars in thousands)	Balance December 31, 2012	Costs Incurred	Cash Settlements (1)	Adjustments (2)	Balance December 31, 2013
Accrued compensation
Employee related costs including severance, retention, outplacement	$12,305	$6,853	$(11,905)	$(5,200)	$2,053
Other current liabilities
Contract termination costs	$30	$22,675	$(8,713)	$-	$13,992
Other deferred liabilities and credits
Contract termination costs	$-	$34,283	$(3,434)	$-	$30,849

(1)

Cash settlement amounts are included in either the Net income or changes in Other assets and liabilities line items as part of Cash flows from operating activities in the Consolidated Statement of Cash Flows.

(2)	Adjustment to liability represents changes to previously accrued amounts.

Other Acquisitions, Divestitures and Exchanges

•         In December 2014, U.S. Cellular entered into an agreement with a third party to sell 595 towers and certain related contracts, assets, and liabilities for approximately $159 million.  This transaction was accomplished in two closings.  The first closing occurred in December 2014 and included the sale of 236 towers, without tenants, for $10.0 million.  On this same date, U.S. Cellular received $7.5 million in earnest money.  At the time of the first closing, a $3.8 million gain was recorded in (Gain) loss on sale of business and other exit costs, net.  The second closing for the remaining 359 towers, primarily with tenants, took place in January 2015, at which time U.S. Cellular received $141.5 million in additional cash proceeds and recorded a gain of approximately $107 million.  The assets and liabilities subject to the second closing have been classified as “held for sale” in the Consolidated Balance Sheet as of December 31, 2014.

•         In September 2014, U.S. Cellular entered into an agreement with a third party to exchange certain PCS and AWS licenses for certain other PCS and AWS licenses and $28.0 million of cash.  This license exchange will be accomplished in two closing transactions.  The first closing occurred in December 2014 at which time U.S. Cellular received licenses with an estimated fair value, per a market approach, of $51.5 million, recorded a $21.7 million gain in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations and recorded an $18.3 million deferred credit in Other current liabilities.  The second closing is expected to occur in 2015.  The license that will be transferred has been classified as “Assets held for sale” in the Consolidated Balance Sheet as of December 31, 2014.  At the time of the second closing, U.S. Cellular will recognize the deferred credit from the first closing and expects to record a gain on the license exchange.

•         In September 2014, U.S. Cellular entered into an agreement with a third party to exchange certain of its PCS unbuilt licenses for PCS licenses located in U.S. Cellular’s operating markets plus $117.0 million of cash.  This transaction is subject to regulatory approvals and is expected to close in 2015.  The book value of the licenses to be exchanged have been classified as “Assets held for sale” in the Consolidated Balance Sheet at December 31, 2014.  U.S. Cellular expects to record a gain when this transaction closes.

•         In May 2014, U.S. Cellular entered into a License Purchase and Customer Recommendation Agreement with Airadigm Communications, Inc. (“Airadigm”).  TDS owns 100% of the common stock of Airadigm.  Pursuant to the License Purchase and Customer Recommendation Agreement, on September 10, 2014, Airadigm transferred to U.S. Cellular Federal Communications Commission (“FCC”) spectrum licenses and certain tower assets in certain markets in Wisconsin, Iowa, Minnesota and Michigan, in consideration for $91.5 million in cash.  Since both parties to this transaction are controlled by TDS, upon closing, U.S. Cellular recorded the transferred assets at Airadigm’s net book value of $15.2 million.  The difference between the consideration paid and the net book value of the transferred assets was recorded as a reduction of U.S. Cellular’s Retained earnings.  In addition, a deferred tax asset was recorded for the difference between the consideration paid and the net book value of the transferred assets, which increased U.S. Cellular’s Additional paid-in capital.

•         In March 2014, U.S. Cellular sold the majority of its St. Louis area non-operating market spectrum license for $92.3 million.  A gain of $75.8 million was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations in the first quarter of 2014.

•         In February 2014, U.S. Cellular completed an exchange whereby U.S. Cellular received one E block PCS spectrum license covering Milwaukee, WI in exchange for one D block PCS spectrum license covering Milwaukee, WI.  The exchange of licenses provided U.S. Cellular with spectrum to meet anticipated future capacity and coverage requirements.  No cash, customers, network assets, other assets or liabilities were included in the exchange.  As a result of this transaction, U.S. Cellular recognized a gain of $15.7 million, representing the difference between the $15.9 million fair value of the license surrendered, calculated using a market approach valuation method, and the $0.2 million carrying value of the license surrendered.  This gain was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations in the first quarter of 2014.

•         In October 2013, U.S. Cellular sold the majority of its Mississippi Valley non-operating market license (“unbuilt license”) for $308.0 million.  At the time of the sale, a $250.6 million gain was recorded in (Gain) loss on license sales and exchanges in the Consolidated Statement of Operations.

•         In November 2012, U.S. Cellular acquired seven 700 MHz licenses covering portions of Illinois, Michigan, Minnesota, Missouri, Nebraska, Oregon, Washington and Wisconsin for $57.7 million.

•         In August 2012, U.S. Cellular acquired four 700 MHz licenses covering portions of Iowa, Kansas, Missouri, Nebraska and Oklahoma for $34.0 million.

•         In March 2012, U.S. Cellular sold the majority of the assets and liabilities of a wireless market for $49.8 million in cash.  At the time of the sale, a $4.2 million gain was recorded in (Gain) loss on sale of business and other exit costs, net in the Consolidated Statement of Operations.

At December 31, 2014 and 2013, the following assets were classified in the Consolidated Balance Sheet as "Assets held for sale" and "Liabilities held for sale":

	Current Assets	Other Assets and Deferred Charges	Licenses	Goodwill	Property, Plant and Equipment	Total Assets Held for Sale
(Dollars in thousands)
2014
Divestiture of Spectrum Licenses	$-	$-	$56,809	$-	$-	$56,809
Sale of Business - Towers	1,466	773	-	16,281	31,726	50,246
Total	$1,466	$773	$56,809	$16,281	$31,726	$107,055

2013
Divestiture of Spectrum Licenses	$-	$-	$16,027	$-	$-	$16,027

	Customer Deposits and Deferred Revenues	Other Current Liabilities	Other Deferred Liabilities and Credits	Total Liabilities Held for Sale
(Dollars in thousands)
2014
Sale of Business - Towers	$2,704	$896	$17,334	$20,934

NOTE 7 INTANGIBLE ASSETS

Changes in U.S. Cellular's Licenses and Goodwill are presented below.  See Note 6 — Acquisitions, Divestitures and Exchanges for information regarding transactions which affected Licenses during the periods.

Licenses

Year Ended December 31,	2014	2013
(Dollars in thousands)
Balance, beginning of year	$1,401,126	$1,456,794
Acquisitions	41,707	16,540
Divestitures	-	(59,419)
Transferred to Assets held for sale	(56,809)	(16,027)
Exchanges, net	55,780	-
Other	1,634	3,238
Balance, end of year	$1,443,438	$1,401,126

Goodwill

Year Ended December 31,	2014	2013
(Dollars in thousands)
Balance, beginning of year	$387,524	$421,743
Divestitures	(1,092)	(505)
Transferred to Assets held for sale	(16,281)	-
NY1 & NY2 Deconsolidation	-	(33,714)
Balance, end of year	$370,151	$387,524

NOTE 8 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a noncontrolling interest. These investments are accounted for using either the equity or cost method as shown in the following table:

December 31,	2014	2013
(Dollars in thousands)
Equity method investments:
Capital contributions, loans, advances and adjustments	$116,881	$121,571
Cumulative share of income	1,287,371	1,152,916
Cumulative share of distributions	(1,122,849)	(1,010,513)
	281,403	263,974
Cost method investments	1,611	1,611
Total investments in unconsolidated entities	$283,014	$265,585

Equity in earnings of unconsolidated entities totaled $129.8 million, $131.9 million and $90.4 million in 2014, 2013 and 2012, respectively; of those amounts, U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership (“LA Partnership”) contributed $71.8 million, $78.4 million and $67.2 million in 2014, 2013 and 2012, respectively.  U.S. Cellular held a 5.5% ownership interest in the LA Partnership throughout and at the end of each of these years.

The following tables, which are based on information provided in part by third parties, summarize the combined assets, liabilities and equity, and the combined results of operations of U.S. Cellular’s equity method investments:

December 31,	2014	2013
(Dollars in thousands)
Assets
Current	$691,519	$489,659
Due from affiliates	303,322	408,735
Property and other	2,295,936	2,026,104
	$3,290,777	$2,924,498

Liabilities and Equity
Current liabilities	$403,005	$351,624
Deferred credits	170,887	84,834
Long-term liabilities	18,101	19,712
Long-term capital lease obligations	1,722	707
Partners' capital and shareholders' equity	2,697,062	2,467,621
	$3,290,777	$2,924,498

Year Ended December 31,	2014	2013	2012
(Dollars in thousands)
Results of Operations
Revenues	$6,668,615	$6,218,067	$5,804,466
Operating expenses	5,035,544	4,473,722	4,363,399
Operating income	1,633,071	1,744,345	1,441,067
Other income, net	1,160	4,842	4,003
Net income	$1,634,231	$1,749,187	$1,445,070

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

On April 3, 2013, U.S. Cellular entered into an agreement with Verizon Wireless relating to the Partnerships. The agreement amends the Partnership Agreements in several ways which provide Verizon Wireless with substantive participating rights that allow Verizon Wireless to make decisions that are in the ordinary course of business of the Partnerships and which are significant to directing and executing the activities of the business.  Accordingly, as required by GAAP, U.S. Cellular deconsolidated the Partnerships effective as of April 3, 2013 and thereafter reported them as equity method investments in its consolidated financial statements (“NY1 & NY2 Deconsolidation”).  After the NY1 & NY2 Deconsolidation, U.S. Cellular retained the same ownership percentages in the Partnerships and continues to report the same percentages of income from the Partnerships. Effective April 3,

2013, U.S. Cellular’s income from the Partnerships is reported in Equity in earnings of unconsolidated entities in the Consolidated Statement of Operations.

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

The Partnerships were valued using a discounted cash flow approach and a guideline public company method. The discounted cash flow approach uses value drivers and risks specific to the industry and current economic factors and incorporates assumptions that market participants would use in their estimates of fair value and may not be indicative of U.S. Cellular specific assumptions.  The most significant assumptions made in this process were the revenue growth rate (shown as a simple average in the table below), the terminal revenue growth rate, discount rate and capital expenditures.  The assumptions were as follows:

Key assumptions
Average expected revenue growth rate (next ten years)	2.0%
Terminal revenue growth rate (after year ten)	2.0%
Discount rate	10.5%
Capital expenditures as a percentage of revenue	14.9-18.8%

The guideline public company method develops an indication of fair value by calculating average market pricing multiples for selected publicly-traded companies. The developed multiples were applied to applicable financial measures of the Partnerships to determine fair value. The discounted cash flow approach and guideline public company method were weighted to arrive at the total fair value of the Partnerships.

NOTE 9 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2014 and 2013 were as follows:

December 31,	Useful Lives (Years)	2014	2013
(Dollars in thousands)
Land	N/A	$35,031	$36,266
Buildings	20	296,502	304,272
Leasehold and land improvements	1-30	1,086,718	1,197,520
Cell site equipment	7-25	3,269,609	3,306,575
Switching equipment	5-8	960,377	1,161,976
Office furniture and equipment	3-5	553,630	539,248
Other operating assets and equipment	3-5	89,663	92,456
System development	1-7	1,042,195	962,698
Work in process	N/A	125,015	116,501
		7,458,740	7,717,512
Accumulated depreciation and amortization		(4,730,523)	(4,860,992)
		$2,728,217	$2,856,520

Depreciation and amortization expense totaled $593.2 million, $791.1 million and $597.7 million in 2014, 2013 and 2012, respectively.  As a result of the Divestiture Transaction, U.S. Cellular recognized incremental depreciation and amortization in 2014, 2013 and 2012.  See Note 6 — Acquisitions, Divestitures and Exchanges for additional information.

In 2014, 2013 and 2012, (Gain) loss on asset disposals, net included charges of $21.5 million, $30.6 million and $18.1 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service in the normal course of business.

NOTE 10 ASSET RETIREMENT OBLIGATIONS

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

In 2014 and 2013, U.S. Cellular performed a review of the assumptions and estimated costs related to its asset retirement obligations.  The results of the reviews (identified as “Revisions in estimated cash outflows”) and other changes in asset retirement obligations during 2014 and 2013 were as follows:

(Dollars in thousands)	2014	2013
Balance, beginning of period	$195,568	$179,607
Additional liabilities accrued	2,507	635
Revisions in estimated cash outflows	(2,792)	6,268
Disposition of assets	(44,403)	(3,534)
Accretion expense	12,534	12,592
Transferred to Liabilities held for sale	(10,902)	-
Balance, end of period (1)	$152,512	$195,568

(1)

The total amount of asset retirement obligations related to the Divestiture Transaction included in Other current liabilities was $5.9 million and $37.7 million as of December 31, 2014 and 2013, respectively.

NOTE 11 DEBT

Revolving Credit Facility

At December 31, 2014, U.S. Cellular had a revolving credit facility available for general corporate purposes.  Amounts under the revolving credit facility may be borrowed, repaid and reborrowed from time to time until maturity.  U.S. Cellular borrowed and repaid amounts under its revolving credit facility in 2014. U.S. Cellular did not borrow under its revolving credit facility in 2013 or 2012 except for standby letters of credit.

In certain circumstances, U.S. Cellular’s interest cost on its revolving credit facility may be subject to increase if its current credit rating from nationally recognized credit rating agencies is lowered, and may be subject to decrease if the rating is raised.

In 2014, certain nationally recognized credit rating agencies downgraded the U.S. Cellular corporate and senior debt credit ratings. After these downgrades, U.S. Cellular is rated at sub-investment grade.  As a result of these downgrades, the commitment fee on the revolving credit facility increased to 0.30% per annum.  The downgrades also increased the interest rate on any borrowings by 0.25% per annum.  The revolving credit facility does not cease to be available nor does the maturity date accelerate solely as a result of a downgrade in U.S. Cellular’s credit rating.  However, downgrades in U.S. Cellular’s credit rating could adversely affect its ability to renew the revolving credit facility or obtain access to other credit facilities in the future.

The maturity date of any borrowings under the U.S. Cellular revolving credit facility would accelerate in the event of a change in control.

The following table summarizes the terms of the revolving credit facility as of December 31, 2014:

(Dollars in millions)
Maximum borrowing capacity	$300.0
Letters of credit outstanding	$17.5
Amount borrowed	$-
Amount available for use	$282.5
Borrowing rate: One-month London Interbank Offered Rate ("LIBOR") plus contractual spread (1)	1.92%
Sample LIBOR Rate	0.17%
Contractual spread	1.75%
Range of commitment fees on amount available for use (2)
Low	0.13%
High	0.30%
Agreement date	December 2010
Maturity date	December 2017

Fees incurred attributable to the Revolving Credit Facility are as follows:
Fees incurred as a percent of Maximum borrowing capacity for 2014	0.42%
Fees incurred, amount
2014	$1.3
2013	$0.8
2012	$1.1

(1)

Borrowings under the revolving credit facility bear interest at LIBOR plus a contractual spread based on U.S. Cellular’s credit rating or, at U.S. Cellular’s option, an alternate “Base Rate” as defined in the revolving credit agreement.  U.S. Cellular may select a borrowing period of either one, two, three or six months (or other period of twelve months or less if requested by U.S. Cellular and approved by the lenders).  If U.S. Cellular provides notice of intent to borrow the same business day, interest on borrowing is at the Base Rate plus the contractual spread.

(2)	The revolving credit facility has commitment fees based on the unsecured senior debt ratings assigned to U.S. Cellular by certain ratings agencies.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. U.S. Cellular believes it was in compliance as of December 31, 2014 with all covenants and other requirements set forth in the revolving credit facility.

In connection with U.S. Cellular’s revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated December 17, 2010 together with the administrative agent for the lenders under U.S. Cellular’s revolving credit agreement.  Pursuant to this subordination agreement, (a) any consolidated funded indebtedness from U.S. Cellular to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from U.S. Cellular to TDS (other than “refinancing indebtedness” as defined in the subordination agreement) in excess of $105,000,000, and (ii) refinancing indebtedness in excess of $250,000,000, will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under U.S. Cellular’s revolving credit agreement.  As of December 31, 2014, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the revolving credit agreement pursuant to the subordination agreement.

In July 2014, U.S. Cellular entered into an amendment to the revolving credit facility agreement which increased the Consolidated Leverage Ratio (the ratio of Consolidated Funded Indebtedness to Consolidated Earnings before interest, taxes, depreciation and amortization) that U.S. Cellular is required to maintain.  Beginning July 1, 2014, U.S. Cellular is required to maintain the Consolidated Leverage Ratio at a level not to exceed 3.75 to 1.00 for the period of the four fiscal quarters most recently ended (this was 3.00 to 1.00 prior to July 1, 2014).  The terms of the amendment decrease the maximum permitted Consolidated Leverage Ratio beginning January 1, 2016, with further decreases effective July 1, 2016 and January 1, 2017 (and will return to 3.00 to 1.00 at that time).  For the twelve months ended December 31, 2014, the actual Consolidated Leverage Ratio was 2.35 to 1.00.  Future changes in U.S. Cellular’s financial condition could negatively impact its ability to meet the financial covenants and requirements in its revolving credit facility agreement.

Long-Term Financing

Long-term debt as of December 31, 2014 and 2013 was as follows:

				December 31,
(Dollars in thousands)	Issuance date	Maturity date	Call date	2014	2013
Unsecured Senior Notes
6.7%	December 2003 and June 2004	December 2033	December 2003	$544,000	$544,000
Less: 6.7% Unamortized discount				(11,278)	(11,551)
				532,722	532,449
6.95%	May 2011	May 2060	May 2016	342,000	342,000
7.25%	December 2014	December 2063	December 2019	275,000	-
Obligation on capital leases				2,143	3,749
Total long-term debt				$1,151,865	$878,198
Long-term debt, current				$46	$166
Long-term debt, noncurrent				$1,151,819	$878,032

U.S. Cellular may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points. U.S. Cellular may redeem the 6.95% Senior Notes and 7.25% Senior Notes, in whole or in part at any time after the call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest.

Interest on the 6.7% Senior Notes is payable semi-annually, and is payable quarterly on the 6.95% and 7.25% Senior Notes.

Capitalized debt issuance costs for Unsecured Senior Notes totaled $25.9 million and are included in Other assets and deferred charges (a long-term asset account).  These costs are amortized over the life of the notes using the effective interest method.

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

Term Loan Facility

On January 21, 2015, U.S. Cellular entered into a term loan credit facility relating to $225.0 million in debt.  The term loan must be drawn in one or more advances by the six month anniversary of the date of the agreement; amounts not drawn by that time will cease to be available.  Amounts repaid or prepaid under the term loan facility may not be reborrowed.  The term loan is available for general corporate purposes, including working capital, spectrum purchases and capital expenditures.  The term loan is unsecured except for a lien on all investments in equity which U.S. Cellular may have in the loan administrative agent, CoBank ACB, subject to certain limitations.

In certain circumstances, U.S. Cellular’s interest cost on its term loan may be subject to increase if its current credit ratings from nationally recognized credit rating agencies are lowered, and may be subject to decrease if the ratings are raised.  The term loan facility does not cease to be available nor does the maturity date accelerate solely as a result of a downgrade in U.S. Cellular’s credit rating.  However, downgrades in U.S. Cellular’s credit rating could adversely affect its ability to renew or obtain access to credit facilities in the future.

The maturity date of term loan would accelerate in the event of a change in control.

The following table summarizes the terms of the term loan facility as of February 25, 2015:

(Dollars in millions)
Maximum borrowing capacity	$225.0
Amount borrowed	$-
Amount available for use	$225.0
Hypothetical Borrowing rate: One-month London Interbank Offered Rate ("LIBOR") plus contractual spread (1)	2.67%
Sample LIBOR Rate	0.17%
Contractual spread	2.50%
Range of commitment fees on amount available for use (2)
Low	0.13%
High	0.30%
Agreement date	January 21, 2015
Maturity date (3)	January 21, 2022

(1)

Borrowings under the term loan credit facility bear interest at LIBOR plus a contractual spread based on U.S. Cellular’s credit rating or, at U.S. Cellular’s option, an alternate “Base Rate” as defined in the term loan facility.

(2)	The term loan credit facility has commitment fees based on the unsecured senior debt ratings assigned to U.S. Cellular by certain ratings agencies.

(3)

Principal amounts outstanding on the term loan facility will be due and payable quarterly in equal installments beginning on the last day of the fifth fiscal quarter ending after the agreement date, in an amount equal to 1.25% of the aggregate term loan facility commitment.  Any amounts owing under the term loan facility not previously repaid will be due and payable on the maturity date.

The continued availability of the term loan facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing, that are substantially the same as those in the U.S. Cellular revolving credit facility described above.

In connection with U.S. Cellular’s term credit facility, TDS and U.S. Cellular entered into a subordination agreement dated January 21, 2015 together with the administrative agent for the lenders under U.S. Cellular’s term loan credit agreement, which is substantially the same as the subordination agreement in the U.S. Cellular revolving credit facility described above.  As of February 25, 2015, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the term loan facility pursuant to this subordination agreement.

NOTE 12 COMMITMENTS AND CONTINGENCIES

Agreements

•         On November 25, 2014, U.S. Cellular executed a Master Statement of Work and certain other documents with Amdocs Software Systems Limited (“Amdocs”), effective October 1, 2014, that inter-relate with but rearrange the structure under previous Amdocs Agreements.  The agreement provides that U.S. Cellular will now outsource to Amdocs certain support functions for its Billing and Operational Support System (“B/OSS”).  Such functions include application support, billing operations and some infrastructure services.  The agreement has a term through September 30, 2019, subject to five one-year renewal periods at U.S. Cellular’s option.  The total estimated amount to be paid to Amdocs with respect to the agreement during the initial five-year term is approximately $110 million (exclusive of travel and expenses and subject to certain potential adjustments).

•         During 2013, U.S. Cellular entered into agreements with Apple to purchase certain minimum quantities of Apple iPhone products and fund marketing programs related to the Apple iPhone and iPad products over a three-year period beginning in November 2013.  Based on current forecasts, U.S. Cellular estimates that the remaining contractual commitment as of December 31, 2014 under these agreements is approximately $818 million.  At this time, U.S. Cellular expects to meet its contractual commitments with Apple.

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

As of December 31, 2014, future minimum rental payments required under operating leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year were as follows:

	Operating Leases Future Minimum Rental Payments*	Operating Leases Future Minimum Rental Receipts
(Dollars in thousands)
2015	$139,286	$54,715
2016	125,458	44,110
2017	107,987	34,780
2018	90,687	24,174
2019	74,640	12,082
Thereafter	740,501	8,567
Total	$1,278,559	$178,428

*Includes $88.4 million of future lease payments associated with leases transferred in January 2015 per the second closing of the tower sale.  See Note 6 — Acquisitions, Divestitures and Exchanges for additional information.

Rent expense totaled $152.4 million, $162.1 million and $183.9 million in 2014, 2013 and 2012, respectively.

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

U.S. Cellular has accrued $0.4 million and $0.3 million with respect to legal proceedings and unasserted claims as of December 31, 2014 and 2013, respectively.  U.S. Cellular has not accrued any amount for legal proceedings if it cannot estimate the amount of the possible loss or range of loss.  U.S. Cellular does not believe that the amount of any contingent loss in excess of the amounts accrued would be material.

NOTE 13 VARIABLE INTEREST ENTITIES (VIEs)

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

Consolidated VIEs

As of December 31, 2014, U.S. Cellular holds a variable interest in and consolidates the following VIEs under GAAP:

•         Advantage Spectrum L.P. (“Advantage Spectrum”) and Frequency Advantage L.P., the general partner of Advantage Spectrum;

•         Aquinas Wireless L.P. (“Aquinas Wireless”); and

•         King Street Wireless L.P. (“King Street Wireless”) and King Street Wireless, Inc., the general partner of King Street Wireless.

The power to direct the activities that most significantly impact the economic performance of Advantage Spectrum, Aquinas Wireless and King Street Wireless (collectively, the “limited partnerships”) is shared.  Specifically, the general partner of these VIEs has the exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships; however, the general partner of each partnership needs consent of the limited partner, a U.S. Cellular subsidiary, to sell or lease certain licenses, to make certain large expenditures, admit other partners or liquidate the limited partnerships.  Although the power to direct the activities of the VIEs is shared, U.S. Cellular has a disproportionate level of exposure to the variability associated with the economic performance of the VIEs, indicating that U.S. Cellular is the primary beneficiary of the VIEs in accordance with GAAP.  Accordingly, these VIEs are consolidated.

The following table presents the classification of the consolidated VIEs’ assets and liabilities in U.S. Cellular’s Consolidated Balance Sheet.

December 31,	2014	2013
(Dollars in thousands)
Assets
Cash and cash equivalents	$2,588	$2,076
Other current assets	278	1,184
Licenses	312,977	310,475
Property, plant and equipment, net	10,671	18,600
Other assets and deferred charges	60,059	511
Total assets	$386,573	$332,846

Liabilities
Current liabilities	$110	$46
Deferred liabilities and credits	622	3,139
Total liabilities	$732	$3,185

Other Related Matters

An FCC auction of AWS-3 spectrum licenses, referred to as Auction 97, began in November 2014 and ended in January 2015.  U.S. Cellular participated in Auction 97 indirectly through its interest in Advantage Spectrum.  A subsidiary of U.S. Cellular is a limited partner in Advantage Spectrum.  Advantage Spectrum qualified as a “designated entity,” and thereby was eligible for bid credits with respect to spectrum purchased in Auction 97.  To participate in this auction, a $60.0 million deposit was made to the FCC in 2014.  Such amount is reflected in Other Assets and Deferred Charges in the Consolidated Balance Sheet.  Advantage Spectrum was the provisional winning bidder for 124 licenses for an aggregate bid of $338.3 million, net of its anticipated designated entity discount of 25%. Advantage Spectrum’s bid amount, less the initial deposit of $60.0 million, plus certain other charges totaling $2.3 million, are required to be paid to the FCC by March 2, 2015.

Advantage Spectrum, Aquinas Wireless and King Street Wireless were formed to participate in FCC auctions of wireless spectrum and to fund, establish, and provide wireless service with respect to any FCC licenses won in the auctions.  As such, these entities have risks similar to those described in the “Risk Factors” in U.S. Cellular’s Annual Report on Form 10-K.

U.S. Cellular’s capital contributions and advances made to its VIEs totaled $60.9 million in the year ended December 31, 2014. In 2013, there were no capital contributions or advances made to VIEs or their general partners that were not VIEs.

U.S. Cellular may agree to make additional capital contributions and/or advances to Advantage Spectrum, Aquinas Wireless or King Street Wireless and/or to their general partners to provide additional funding for the development of licenses granted in various auctions.  U.S. Cellular may finance such amounts with a combination of cash on hand, borrowings under its revolving credit agreement and/or long-term debt.  There is no assurance that U.S. Cellular will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The limited partnership agreements of Advantage Spectrum, Aquinas Wireless and King Street Wireless also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnership.  The general partner’s put options related to its interests in King Street Wireless and Aquinas Wireless will become exercisable in 2019 and 2020, respectively.  The general partner’s put options related to its interest in Advantage Spectrum will become exercisable on the fifth and sixth anniversaries of the issuance of any license.  The put option price is determined pursuant to a formula that takes into consideration fixed interest rates and the market value of U.S. Cellular’s Common Shares.  Upon exercise of the put option, the general partner is required to repay borrowings due to U.S. Cellular.  If the general partner does not elect to exercise its put option, the general partner may trigger an appraisal process in which the limited partner (a subsidiary of U.S. Cellular) may have the right, but not the obligation, to purchase the general partner’s interest in the limited partnership at a price and on other terms and conditions specified in the limited partnership agreement.  In accordance with requirements under GAAP, U.S. Cellular is required to calculate a theoretical redemption value for all of the put options assuming they are exercisable at the end of each reporting period, even though such exercise is not contractually permitted.  Pursuant to GAAP, this theoretical redemption value, net of amounts payable to U.S. Cellular for loans and accrued interest thereon made by U.S. Cellular to the general partners the (“net put value”), was $1.2 million and $0.5 million at December 31, 2014 and 2013, respectively.  The net put value is recorded as Noncontrolling interests with redemption features in U.S. Cellular’s Consolidated Balance Sheet.  Also in accordance with GAAP, changes in the redemption value of the put options, net of interest accrued on the loans, are recorded as a component of Net income attributable to noncontrolling interests, net of tax, in U.S. Cellular’s Consolidated Statement of Operations.

NOTE 14 NONCONTROLLING INTERESTS

U.S. Cellular’s consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments.  These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships, where the terms of the underlying partnership agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and U.S. Cellular in accordance with the respective partnership.  The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2113.

The estimated aggregate amount that would be due and payable to settle all of these noncontrolling interests assuming an orderly liquidation of the finite-lived consolidated partnerships on December 31, 2014, net of estimated liquidation costs, is $9.9 million.  This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet.  The estimate of settlement value was based on certain factors and assumptions which are subjective in nature.  Changes in those factors and assumptions could result in a materially larger or smaller settlement amount.  U.S. Cellular currently has no plans or intentions relating to the liquidation of any of the related partnerships prior to their scheduled termination dates.  The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships at December 31, 2014 was $7.8 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders’ share of the underlying net assets in the consolidated partnerships.  Neither the noncontrolling interest holders’ share, nor U.S. Cellular’s share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements.

NOTE 15 COMMON SHAREHOLDERS’ EQUITY

Tax-Deferred Savings Plan

U.S. Cellular has reserved 67,215 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit‑sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code.  Participating employees have the option of investing their contributions in a U.S. Cellular Common Share fund, a TDS Common Share fund or certain unaffiliated funds.

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares.  In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share.  The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up).  As of December 31, 2014, a majority of U.S. Cellular’s outstanding Common Shares and all of U.S. Cellular’s outstanding Series A Common Shares were held by TDS.

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

Share repurchases made under this authorization were as follows:

Year Ended December 31,
(Shares and dollar amounts in thousands, except per share amounts)	Number of Shares	Average Cost Per Share	Total Cost
2014
U.S. Cellular Common Shares	496	$38.19	$18,943

2013
U.S. Cellular Common Shares	499	$37.19	$18,544

2012
U.S. Cellular Common Shares	571	$35.11	$20,045

Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued the following Treasury Shares:

Year Ended December 31,	2014	2013	2012
(Shares in thousands)
Treasury Shares Reissued	371	536	182

NOTE 16 STOCK-BASED COMPENSATION

U.S. Cellular has established the following stock‑based compensation plans: Long-Term Incentive Plans and a Non-Employee Director compensation plan.

Under the U.S. Cellular Long-Term Incentive Plans, U.S. Cellular may grant fixed and performance based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees.  At December 31, 2014, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

On June 25, 2013, U.S. Cellular paid a special cash dividend to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.  Outstanding U.S. Cellular stock options, restricted stock unit awards and deferred compensation stock units were equitably adjusted for the special cash dividend.  The impact of such adjustments are fully reflected for all years presented.  See Note 5 – Earnings Per Share for additional information.

At December 31, 2014, U.S. Cellular had reserved 9,782,000 Common Shares for equity awards granted and to be granted under the Long-Term Incentive Plans.

U.S. Cellular also has established a Non-Employee Director compensation plan under which it has reserved 197,000 Common Shares at December 31, 2014 for issuance as compensation to members of the Board of Directors who are not employees of U.S. Cellular or TDS.

U.S. Cellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plans—Stock Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years.  Stock options generally vest over a period of three years from the date of grant.  Stock options outstanding at December 31, 2014 expire between 2015 and 2024.  However, vested stock options typically expire 30 days after the effective date of an employee’s termination of employment for reasons other than retirement.  Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options.  The exercise price of options equals the market value of U.S. Cellular Common Shares on the date of grant.

U.S. Cellular estimated the fair value of stock options granted during 2014, 2013, and 2012 using the Black‑Scholes valuation model and the assumptions shown in the table below.

	2014	2013	2012
Expected life	4.5 years	4.6-9.0 years	4.5 years
Expected annual volatility rate	28.0%-28.1%	29.2%-39.6%	40.7%-42.6%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.4%-1.5%	0.7%-2.4%	0.5%-0.9%
Estimated annual forfeiture rate	9.4%	0.0%-8.1%	0.0%-9.1%

The fair value of options is recognized as compensation cost using an accelerated attribution method over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during the three years ended December 31, 2014, is presented in the table below:

Common Share Options	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)

Outstanding at December 31, 2011	2,834,000	$43.07
(1,533,000 exercisable)		46.23
Granted	677,000	34.91	$12.61
Exercised	(47,000)	29.82		$205,000
Forfeited	(117,000)	38.45
Expired	(133,000)	46.17
Outstanding at December 31, 2012	3,214,000	$41.58
(1,928,000 exercisable)		43.99
Granted	1,213,000	32.45	$11.53
Exercised	(892,000)	34.78		$6,787,000
Forfeited	(574,000)	34.17
Expired	(247,000)	48.35
Outstanding at December 31, 2013	2,714,000	$42.22
(1,359,000 exercisable)		$46.91
Granted	1,116,000	41.21	$10.68
Exercised	(233,000)	32.80		$1,966,000
Forfeited	(144,000)	35.09
Expired	(65,000)	45.68
Outstanding at December 31, 2014	3,388,000	$41.51		$7,495,000	6.70
(1,586,000 exercisable)		$45.28		$2,984,000	4.40

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between U.S. Cellular’s closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2014.

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

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2014 and changes during the year then ended is presented in the table below:

Common Restricted Stock Units	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2013	1,170,000	$36.46
Granted	370,000	41.24
Vested	(274,000)	41.92
Forfeited	(124,000)	34.38
Nonvested at December 31, 2014	1,142,000	$35.60

The total fair value of restricted stock units that vested during 2014, 2013 and 2012 was $11.1 million, $8.8 million and $8.9 million, respectively, as of the respective vesting dates.  The weighted average grant date fair value of restricted stock units granted in 2014, 2013 and 2012 was $41.24, $32.06 and $34.09, respectively.

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

There were no deferred compensation stock units granted or that vested during 2014.  The total fair value of deferred compensation stock units that vested during 2013 and 2012 was less than $0.1 million in each year.  The weighted average grant date fair value of deferred compensation stock units granted in 2013 and 2012 was $31.50 and $36.34, respectively. As of December 31, 2014, there were no vested or unissued deferred compensation stock units outstanding.

Compensation of Non-Employee Directors—U.S. Cellular issued 14,200, 13,000 and 7,600 Common Shares in 2014, 2013 and 2012, respectively, under its Non-Employee Director compensation plan.

Stock‑Based Compensation Expense

The following table summarizes stock‑based compensation expense recognized during 2014, 2013 and 2012:

Year Ended December 31,	2014	2013	2012
(Dollars in thousands)
Stock option awards	$9,513	$5,810	$8,471
Restricted stock unit awards	12,125	9,485	12,300
Deferred compensation bonus and matching stock unit awards	185	2	240
Awards under Non-Employee Director compensation plan	560	547	455
Total stock-based compensation, before income taxes	22,383	15,844	21,466
Income tax benefit	(8,454)	(5,984)	(8,121)
Total stock-based compensation expense, net of income taxes	$13,929	$9,860	$13,345

The following table provides a summary of the stock-based compensation expense included in the Consolidated Statement of Operations for the years ended:

December 31,	2014	2013	2012
(Dollars in thousands)
Selling, general and administrative expense	$19,429	$12,933	$18,437
System operations	2,954	2,911	3,029
Total stock-based compensation expense	$22,383	$15,844	$21,466

At December 31, 2014, unrecognized compensation cost for all U.S. Cellular stock‑based compensation awards was $24.1 million and is expected to be recognized over a weighted average period of 2.0 years.

U.S. Cellular’s tax benefits realized from the exercise of stock options and other awards totaled $5.3 million in 2014.

NOTE 17 SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2014	2013	2012
(Dollars in thousands)
Interest paid	$54,955	$42,904	$44,048
Income taxes paid (refunded)	33,276	157,778	(58,609)

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

Year Ended December 31,	2014	2013	2012
(Dollars in thousands)
Common Shares withheld	163,355	606,582	92,846

Aggregate value of Common Shares withheld	$6,868	$25,179	$3,604

Cash receipts upon exercise of stock options	5,166	10,468	900
Cash disbursements for payment of taxes	(4,336)	(4,684)	(3,105)
Net cash receipts (disbursements) from exercise of stock options and vesting of other stock awards	$830	$5,784	$(2,205)

On September 27, 2012, the FCC conducted a single round, sealed bid, reverse auction to award up to $300 million in one-time Mobility Fund Phase I support to successful bidders that commit to provide 3G, or better, wireless service in areas designated as unserved by the FCC.  This auction was designated by the FCC as Auction 901. U.S. Cellular and several of its wholly-owned subsidiaries participated in Auction 901 and were winning bidders in eligible areas within 10 states and will receive up to $40.1 million in one-time support from the Mobility Fund. These funds when received reduce the carrying amount of the assets to which they relate or offset operating expenses.  In connection with these winning bids, in June 2013, U.S. Cellular provided $17.4 million letters of credit to the FCC, of which the entire amount remained outstanding as of December 31, 2014.  U.S. Cellular has received $13.4 million in support funds as of December 31, 2014, of which $1.9 million is included as a component of Other assets and deferred charges in the Consolidated Balance Sheet and $11.5 million reduced the carrying amount of the assets to which they relate, which are included in Property, plant and equipment in the Consolidated Balance Sheet.

NOTE 18 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS.  These billings are included in U.S. Cellular's Selling, general and administrative expenses.  Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations.  Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses.  Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group.  Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in its financial statements.  Billings to U.S. Cellular from TDS totaled $91.1 million, $99.2 million and $104.3 million in 2014, 2013 and 2012, respectively.

The Audit committee of the Board of Directors of U.S. Cellular is responsible for the review and evaluation of all related party transactions as such term is defined by the rules of the New York Stock Exchange (“NYSE”).

NOTE 19 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries.  U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $10.7 million in 2014, $13.2 million in 2013 and $10.7 million in 2012.

In December 2014, U.S. Cellular entered into an agreement to sell 595 towers outside of its core markets to a third party for $159 million.  The sale of certain of the towers was completed in December 2014, and the sale of the remaining towers was completed in January 2015.  See Note 6 – Acquisitions, Divestitures and Exchanges in the Notes to the Consolidated Financial Statements.  Of the 595 towers, six towers were acquired by U.S. Cellular from Airadigm for a total of $2.6 million.  These six towers were included as part of the sale of towers by U.S. Cellular in order to avoid the need for two sets of transaction documents.  The value of $2.6 million paid by U.S. Cellular to Airadigm for such six towers was determined using the same method of valuation that was used to value the towers owned by U.S. Cellular that were sold to the third party.  The Audit Committee of the board of directors reviewed and evaluated this transaction between U.S. Cellular and Airadigm.

In December 2013, TDS initially proposed to have Airadigm Communications, Inc. (“Airadigm”) sell to U.S. Cellular the FCC spectrum licenses, towers and customers in certain Airadigm markets for $110 million in cash.  Because TDS owns 100% of the common stock of Airadigm and approximately 84% of the common stock of U.S. Cellular, this proposal was a related party transaction.  Accordingly, the U.S. Cellular Board of Directors formed a Special Committee comprised entirely of independent and disinterested directors with exclusive authority to consider, negotiate and, if appropriate, approve any such transaction with Airadigm without any further involvement of the full board.  The U.S. Cellular Special Committee engaged independent financial advisors and legal counsel.  The transaction was negotiated between representatives of TDS and Airadigm, on the one hand, and the Special Committee and its representatives, on the other hand.  The U.S. Cellular Special Committee also received a fairness opinion from its independent financial advisor.  Following these events, the Special Committee approved a License Purchase and Customer Recommendation Agreement between U.S. Cellular and Airadigm.  Pursuant to the License Purchase and Customer Recommendation Agreement, on September 10, 2014, Airadigm transferred to U.S. Cellular Federal Communications Commission (“FCC”) spectrum licenses and certain tower assets in certain markets in Wisconsin, Iowa, Minnesota and Michigan, in consideration for $91.5 million in cash.  See Note 6 – Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements.

The Audit Committee of the Board of Directors of U.S. Cellular is responsible for the review and evaluation of all related-party transactions as such term is defined by the rules of the New York Stock Exchange.

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

/s/ Kenneth R. Meyers	/s/ Steven T. Campbell
Kenneth R. Meyers President and Chief Executive Officer (principal executive officer)	Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer (principal financial officer)

/s/ Douglas D. Shuma	/s/ Kristin A. MacCarthy
Douglas D. Shuma Chief Accounting Officer (principal accounting officer)	Kristin A. MacCarthy Vice President and Controller

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

Under the supervision and with the participation of U.S. Cellular’s management, including its principal executive officer and principal financial officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2014, based on the criteria established in the 2013 version of Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has concluded that U.S. Cellular maintained effective internal control over financial reporting as of December 31, 2014 based on criteria established in the 2013 version of Internal Control — Integrated Framework issued by the COSO.

The effectiveness of U.S. Cellular’s internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm’s report included herein.

/s/ Kenneth R. Meyers	/s/ Steven T. Campbell
Kenneth R. Meyers President and Chief Executive Officer (principal executive officer)	Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer (principal financial officer)

/s/ Douglas D. Shuma	/s/ Kristin A. MacCarthy
Douglas D. Shuma Chief Accounting Officer (principal accounting officer)	Kristin A. MacCarthy Vice President and Controller

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of United States Cellular Corporation:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity, and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $123,600,000 and $112,200,000 as of December 31, 2014 and 2013, respectively, and equity earnings of $71,800,000, $78,400,000 and $67,200,000 for each of the three years in the period ended December 31, 2014. The financial statements of Los Angeles SMSA Limited Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

February 25, 2015

United States Cellular Corporation SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,	2014	2013	2012	2011	2010
(Dollars and shares in thousands, except per share amounts)
Statement of Operations data
Service revenues	$3,397,937	$3,594,773	$4,098,856	$4,053,797	$3,913,001
Equipment sales	494,810	324,063	353,228	289,549	264,680
Operating revenues	3,892,747	3,918,836	4,452,084	4,343,346	4,177,681
(Gain) loss on sale of business and other exit costs, net	(32,830)	(246,767)	21,022	-	-
(Gain) loss on license sales and exchanges	(112,993)	(255,479)	-	(11,762)	-
Operating income (loss)	(143,390)	146,865	156,656	280,780	201,473
Equity in earnings of unconsolidated entities	129,764	131,949	90,364	83,566	97,318
Gain (loss) on investments	-	18,556	(3,718)	11,373	-
Income (loss) before income taxes	(58,704)	257,656	205,053	312,822	241,116
Net income (loss)	(46,922)	144,522	141,076	198,744	159,158
Net income (loss) attributable to noncontrolling interests, net of tax	(4,110)	4,484	30,070	23,703	23,084
Net income (loss) attributable to U.S. Cellular shareholders	$(42,812)	$140,038	$111,006	$175,041	$136,074
Basic weighted average shares outstanding	84,213	83,968	84,645	84,877	86,128
Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$(0.51)	$1.67	$1.31	$2.06	$1.58
Diluted weighted average shares outstanding (1)	84,213	84,730	85,230	85,448	86,587
Diluted earnings (loss) per share attributable to U.S. Cellular shareholders (1)	$(0.51)	$1.65	$1.30	$2.05	$1.57
Special dividend per share to U.S. Cellular shareholders (1)	$-	$5.75	$-	$-	$-

Balance Sheet data
Total assets	6,487,268	6,445,708	6,587,450	6,327,976	5,875,549
Long-term debt (excluding current portion)	1,151,819	878,032	878,858	880,320	867,941
Total U.S. Cellular shareholders' equity	$3,301,991	$3,391,206	$3,733,855	$3,619,961	$3,486,452

(1)

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

United States Cellular Corporation

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2014
Operating revenues	$925,811	$957,773	$1,000,419	$1,008,744
(Gain) loss on asset disposals, net (1)	1,934	6,893	7,947	4,695
(Gain) loss on sale of business and other exit costs, net (1)	(6,900)	(10,511)	(10,283)	(5,136)
(Gain) loss on license sales and exchanges (1)	(91,446)	-	-	(21,547)
Operating income (loss)	7,825	(50,307)	(51,354)	(49,554)
Net income (loss)	18,404	(19,451)	(23,771)	(22,104)
Net income (loss) attributable to U.S. Cellular shareholders	$19,482	$(18,789)	$(22,165)	$(21,340)
Basic weighted average shares outstanding	84,213	84,341	84,233	84,066
Diluted weighted average shares outstanding	85,065	84,341	84,233	84,066
Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$0.23	$(0.22)	$(0.26)	$(0.25)
Diluted earnings (loss) per share attributable to U.S. Cellular shareholders	$0.23	$(0.22)	$(0.26)	$(0.25)
Stock price
U.S. Cellular Common Shares (2)
High	$44.86	$43.50	$42.00	$40.92
Low	35.93	38.33	33.17	31.79
Close	$41.01	$40.80	$35.48	$39.83

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2013
Operating revenues	$1,081,746	$995,130	$939,236	$902,724
(Gain) loss on asset disposals, net (1)	5,434	9,018	1,701	14,453
(Gain) loss on sale of business and other exit costs, net (1)	6,931	(249,024)	(1,534)	(3,140)
(Gain) loss on license sales and exchanges (1)	-	-	-	(255,479)
Operating income (loss)	1,466	219,092	(43,207)	(30,486)
Gain (loss) on investments (1)	-	18,527	-	29
Net income (loss)	10,710	143,675	(9,601)	(262)
Net income (loss) attributable to U.S. Cellular shareholders	$4,914	$143,391	$(9,859)	$1,592
Basic weighted average shares outstanding	83,838	83,845	84,005	84,181
Diluted weighted average shares outstanding (3)	84,588	84,661	84,005	85,033
Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$0.06	$1.71	$(0.12)	$0.02
Diluted earnings (loss) per share attributable to U.S. Cellular shareholders (3)	$0.06	$1.69	$(0.12)	$0.02
Stock price
U.S. Cellular Common Shares (2)
High	$39.74	$41.33	$45.91	$48.98
Low	34.69	32.25	34.22	39.27
Close	$36.00	$36.69	$45.53	$41.82
Special cash dividend paid (3)	$-	$5.75	$-	-

(1)     See Note 9 —  Property, Plant and Equipment for additional information on (Gain) loss on asset disposals, net.  See Note 6 —  Acquisitions, Divestitures and Exchanges for additional information on (Gain) loss on sale of business and other exit costs, net and (Gain) loss on license sales and exchanges.  See Note 8 —  Investments in Unconsolidated Entities for additional information on Gain (loss) on investments in 2013.

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

United States Cellular Corporation

SHAREHOLDER INFORMATION

Stock and dividend information

U.S. Cellular's Common Shares are listed on the New York Stock Exchange under the symbol “USM” and in the newspapers as “US Cellu.”  As of January 31, 2015, the last trading day of the month, U.S. Cellular's Common Shares were held by approximately 311 record owners.  All of the Series A Common Shares were held by TDS.  No public trading market exists for the Series A Common Shares.  The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

U.S. Cellular has not paid any cash dividends, except for a special cash dividend of $5.75 per share in June 2013, and currently intends to retain all earnings for use in U.S. Cellular’s business.

See “Consolidated Quarterly Information (Unaudited)” for information on the high and low trading prices of the USM Common Shares for 2014 and 2013.

Stock performance graph

The following chart provides a comparison of U.S. Cellular’s cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index.  As of December 31, 2014, the Dow Jones U.S. Telecommunications Index was composed of the following companies: AT&T Inc., CenturyLink Inc., Frontier Communications Corp., Level 3 Communications Inc., SBA Communications Corp., Sprint Corp., T-Mobile US Inc., Telephone and Data Systems, Inc. (TDS), Verizon Communications Inc., and Windstream Holdings Inc.

* Cumulative total return assumes reinvestment of dividends.

	2009	2010	2011	2012	2013	2014
U.S. Cellular (NYSE: USM)	$100	$117.76	$102.88	$83.09	$115.54	$110.05
S&P 500 Index	100	115.06	117.49	136.30	180.44	205.14
Dow Jones U.S. Telecommunications Index	100	117.74	122.41	145.42	165.96	169.93

Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of 2009, in U.S. Cellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

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
julie.mathews@tdsinc.com

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

Jane W. McCahon, Vice President—Corporate Relations and Corporate Secretary
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5379
312.630.9299 (fax)
jane.mccahon@tdsinc.com

Directors and executive officers

See “Election of Directors” and “Executive Officers” sections of the Proxy Statement issued in 2015 for the 2015 Annual Meeting.

Principal counsel
Sidley Austin LLP, Chicago, Illinois

Transfer agent
Computershare Trust Company, N.A.
211 Quality Circle, Suite 210

College Station, TX 77845
312.360.5326

Independent registered public accounting firm
PricewaterhouseCoopers LLP

Visit U.S. Cellular's website at www.uscellular.com