Form 10-K, Exhibit 13
period 2016-12-31
UNITED STATES CELLULAR CORP
filed 2017-02-24
CIK 821130

United States Cellular Corporation Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with United States Cellular Corporation (“U.S. Cellular”) audited consolidated financial statements and notes for the year ended December 31, 2016 and with the description of U.S. Cellular’s business included herein.  Calculated amounts and percentages are based on the underlying actual numbers rather than the numbers rounded to millions as presented.

This report contains statements that are not based on historical facts, including the words “believes,” “anticipates,” “intends,” “expects” and similar words.  These statements constitute and represent “forward looking statements” as this term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward looking statements.  See Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement for additional information.

U.S. Cellular uses certain “non-GAAP financial measures,” and each such measure is identified in the MD&A.  A discussion of the reason U.S. Cellular determines these metrics to be useful and a reconciliation of these measures to their most directly comparable measures determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”) are included in the Supplemental Information Relating to Non-GAAP Financial Measures section within the MD&A of this Form 10-K Report.

General

U.S. Cellular owns, operates, and invests in wireless markets throughout the United States. U.S. Cellular is an 83%-owned subsidiary of Telephone and Data Systems, Inc. (“TDS”).  U.S. Cellular’s strategy is to attract and retain wireless customers through a value proposition comprised of a high-quality network, outstanding customer service, and competitive devices, plans, and pricing, all provided with a local focus.

OPERATIONS

  Serves customers with approximately 5.0 million connections including 4.5 million postpaid, 0.5 million prepaid and 0.1 million reseller and other connections
  Operates in 23 states
  Employs approximately 6,300 employees
  Headquartered in Chicago, Illinois
  6,415 cell sites including 4,040 owned towers in service

Significant Financial and Operating Matters

The following is a summary of certain selected information contained in the comprehensive MD&A that follows.  The overview does not contain all of the information that may be important.  You should carefully read the entire MD&A and not rely solely on the highlights.

  Net income attributable to U.S. Cellular shareholders was $48 million in 2016, compared to $241 million in 2015. The year-over-year decrease was attributable to several factors including (i) decreased gains from sales and exchanges of businesses and licenses; (ii) industry-wide price competition; and (iii) the impact of the discontinuation of the loyalty rewards program in 2015.  Diluted earnings per share was $0.56 in 2016 compared to $2.84 one year ago.
  Total additions to Property, plant and equipment were $446 million, including expenditures to (i) improve network support and billing related systems and platforms; (ii) enhance U.S. Cellular’s network capabilities through the development of VoLTE technology; and (iii) construct new cell sites.

Significant Trends and Developments

U.S. Cellular’s mission is to provide exceptional wireless communication services which enhance consumers’ lives, increase the competitiveness of local businesses, and improve the efficiency of government operations in the mid-sized and rural markets served.

Network and Technology:

  U.S. Cellular deployed 4G LTE as a result of its strategic initiative to enhance its network.  4G LTE reaches 99% of postpaid connections and 98% of cell sites.  The adoption of data-centric smartphones and connected devices is driving significant growth in data traffic.  At the end of the fourth quarter of 2016, 79% of postpaid connections had 4G capable devices, with the LTE network handling 91% of data traffic.

  U.S. Cellular continues to devote efforts to enhance its network capabilities with the deployment of VoLTE technology and plans a multi-year roll out beginning with one market in early 2017.  VoLTE, when deployed commercially, will enable customers to utilize the LTE network for both voice and data services, and will enable enhanced services such as high definition voice, video calling and simultaneous voice and data sessions.  The deployment of VoLTE also will expand U.S. Cellular’s ability to offer roaming services to additional carriers.

  U.S. Cellular is committed to continuous innovation to provide customers in the markets it serves with the latest technology that can enhance their lives and businesses.  During the third quarter of 2016, U.S. Cellular successfully tested 5G technology in both indoor and outdoor environments for the first time.  The company plans additional tests geared towards understanding the propagation characteristics of the new technology and contributing to the development of 5G standards.  When deployed commercially, 5G technology is expected to help address customers’ growing demand for data services as well as create opportunities for new services requiring high speed and low latency.

Asset Management:

  U.S. Cellular continued to enhance its spectrum position and monetize non-strategic assets by entering into multiple agreements with third parties.  Certain of these agreements involve the purchase of licenses for cash, while others involve the exchange of licenses in non-operating markets for other licenses in operating markets and cash.  As a result of the closing of multiple exchange agreements in 2016, U.S. Cellular received $14 million of cash and recognized gains of $19 million.

  U.S. Cellular participated in FCC Auction 97 indirectly through its limited partnership interest in Advantage Spectrum.  Advantage Spectrum was the provisional winning bidder for 124 licenses for an aggregate winning bid of $338 million, after its designated entity discount of 25%.  Advantage Spectrum’s bid amount, less the upfront payment of $60 million paid in 2014, was paid to the FCC in March 2015.  These licenses were granted by the FCC in July 2016.

  In July 2016, the FCC announced U.S. Cellular as a qualified bidder in the FCC’s forward auction of 600 MHz spectrum licenses, referred to as Auction 1002, which commenced in August 2016.  The Clock Phase of the auction was completed in February 2017.  See “Regulatory Matters – FCC Auction 1002” for a summary of U.S. Cellular’s participation in Auction 1002.

See Note 6 — Acquisitions, Divestitures and Exchanges for additional information related to these transactions.

Products and Services:

  U.S. Cellular is focused on expanding its solutions available to business and government customers, including a growing suite of connected machine-to-machine solutions and software applications across various categories.  U.S. Cellular will continue to enhance its advanced wireless services and connected solutions for consumer, business and government customers.

  U.S. Cellular continued to leverage competitive value-based pricing for its plans and services, including equipment installment plan offerings.  Effective in September 2016, new postpaid handset sales to retail consumers are made under equipment installment plans only; business and government customers can still purchase equipment under either installment plans or alternative plans that are subject to a service contract.

  U.S. Cellular offers a wide range of accessories, including wireless basics such as cases, screen protectors, chargers, and memory cards as well as an ever growing assortment of consumer electronics such as headphones, speakers, and hands-free devices.  In addition, the company recently introduced an assortment of home automation products (e.g., cameras, sensors, thermostats).

  U.S. Cellular continues to offer device service programs that provide customers a simple process to replace a damaged or defective device through a retail store or via direct mail.  U.S. Cellular also offers its Device Protection+ program which includes overnight delivery of a replacement device for lost and stolen devices.  In 2016, U.S. Cellular launched Device Protection+ Advanced, which includes 100GB of data backup, TechSupport+, and AppleCare services for Apple iOS customers.

Terms Used by U.S. Cellular

All defined terms in this MD&A are used as defined in the Notes to Consolidated Financial Statements, and additional terms are defined below:

  4G LTE – fourth generation Long-Term Evolution which is a wireless broadband technology.
  5G – fifth generation wireless broadband technology.
  Account – represents an individual or business financially responsible for one or multiple associated connections.  An account may include a variety of types of connections such as handsets and connected devices.
  Auction 97 – an FCC auction of AWS-3 spectrum licenses that ended in January 2015.
  Auctions 1000, 1001, and 1002 – Auction 1000 is an FCC auction of 600 MHz spectrum licenses that started in 2016 and continued into 2017 involving: (1) a “reverse auction” in which broadcast television licensees submit bids to voluntarily relinquish spectrum usage rights in exchange for payments (referred to as Auction 1001);  (2) a “repacking” of the broadcast television bands in order to free up certain broadcast spectrum for other uses; and (3) a “forward auction” of licenses for spectrum cleared through this process to be used for wireless communications (referred to as Auction 1002).
  Churn Rate – represents the percentage of the connections that disconnect service each month. These rates represent the average monthly churn rate for each respective period.
  Connections - individual lines of service associated with each device activated by a customer. This includes smartphones, feature phones, tablets, modems, and machine-to-machine devices.
  Eligible Telecommunications Carrier  (“ETC”) – designation by states for providing specified services in “high cost” areas which enables participation in universal service support mechanisms.
  FCC – Federal Communications Commission.
  Gross Additions – represents the total number of new connections added during the period, without regard to connections that were terminated during that period.
  Machine-to-Machine or M2M – technology that involves the transmission of data between networked devices, as well as the performance of actions by devices without human intervention. U.S. Cellular sells and supports M2M solutions to customers, provides connectivity for M2M solutions via the U.S. Cellular network, and has agreements with device manufacturers and software developers which offer M2M solutions.
  Net Additions – represents the total number of new connections added during the period, net of connections that were terminated during that period.
  Postpaid Average Billings per Account (“Postpaid ABPA”) – non-GAAP metric is calculated by dividing total postpaid service revenues plus equipment installment plan billings by the average number of postpaid accounts and by the number of months in the period.
  Postpaid Average Billings per User (“Postpaid ABPU”) – non-GAAP metric is calculated by dividing total postpaid service revenues plus equipment installment plan billings by the average number of postpaid connections and by the number of months in the period.
  Postpaid Average Revenue per Account (“Postpaid ARPA”) – metric is calculated by dividing total postpaid service revenues by the average number of postpaid accounts and by the number of months in the period.
  Postpaid Average Revenue per User (“Postpaid ARPU”) – metric is calculated by dividing total postpaid service revenues by the average number of postpaid connections and by the number of months in the period.
  Retail Connections – the sum of postpaid connections and prepaid connections.
  Smartphone Penetration – is calculated by dividing postpaid smartphone connections by postpaid handset connections.
  Universal Service Fund (“USF”) – a system of telecommunications collected fees and support payments managed by the FCC intended to promote universal access to telecommunications services in the United States.
  VoLTE – Voice over Long-Term Evolution is a technology specification that defines the standards and procedures for delivering voice communications and related services over 4G LTE networks.

Operational Overview

	YTD 2016	YTD 2015	YTD 2014
Postpaid Connections
Gross Additions	773,000	831,000	940,000
Net Additions	73,000	111,000	31,000
Churn	1.31%	1.39%	1.80%
Handsets	1.18%	1.30%	1.73%
Connected Devices	2.11%	2.20%	3.01%
Connections – end of period	4,482,000	4,409,000	4,298,000
Prepaid Connections	484,000	387,000	348,000
Retail Connections – end of period	4,966,000	4,796,000	4,646,000

2016-2015 Commentary

Postpaid customers comprised approximately 90% of U.S. Cellular’s retail customers at December 31, 2016.  U.S. Cellular believes the decrease in postpaid net additions in 2016 is a result of competitive pressures and aggressive promotional activity in the marketplace.  Postpaid churn declined year over year due to enhancements in the customer experience and improvement in the overall credit mix of gross additions.

2015-2014 Commentary

Postpaid customers comprised approximately 92% of U.S. Cellular’s retail customers at December 31, 2015.  U.S. Cellular believes the increase in postpaid net additions in 2015 is a result of competitive products and services priced to offer the best value to customers, improved speed to market for product offerings, and expanded equipment installment plan offerings.  U.S. Cellular also believes postpaid churn declined from 2014 levels due to an improved customer experience and strong retention programs.

2016-2015 Commentary

Smartphones represented 92% of total postpaid handset sales in 2016.  As a result, smartphone penetration increased to 79% of the postpaid handset base as of December 31, 2016 versus 74% as of December 31, 2015.  Smartphone customers generally use more data than feature phone customers, thereby driving growth in service revenues.

Continued growth in customer usage related to data services and products may result in increased operating expenses and the need for additional investment in spectrum, network capacity and network enhancements.

2015-2014 Commentary

Smartphones represented 88% of total postpaid handset sales in 2015.  As a result, smartphone penetration increased to 74% of the postpaid handset base as of December 31, 2015, up from 65% as of December 31, 2014.

Postpaid Revenue

Year Ended December 31,	2016	2015	2014
Average Revenue Per User (ARPU) [1]	$46.96	$54.50	$56.75
Average Billings Per User (ABPU) [1,2]	$56.12	$59.74	$57.78

Average Revenue Per Account (ARPA) [1]	$124.09	$136.90	$133.19
Average Billings Per Account (ABPA) [1,2]	$148.29	$150.07	$135.61

[1]	The discontinuation of the loyalty rewards points program had the effect of increasing Postpaid ARPU/ABPU and Postpaid ARPA/ABPA by $1.12 and $2.82, respectively, in 2015.

[2]	Postpaid ABPU and Postpaid ABPA are non-GAAP financial measures. Refer to Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for a reconciliation of these measures.

2016-2015 Commentary

Postpaid ARPU and Postpaid ARPA decreased in 2016 due primarily to industry-wide price competition, discounts on shared data plans provided to customers on equipment installment plans and those providing their own device at the time of activation or renewal, and the $58 million impact of the discontinuation of the loyalty rewards points program in 2015.  These factors were partially offset by the impact of continued adoption of smartphones and the related increase in service revenues from data usage.

Equipment installment plans increase equipment sales revenue as customers pay for their wireless devices in installments at a total device price that is generally higher than the device price offered to customers in conjunction with alternative plans that are subject to a service contract. Equipment installment plans also have the impact of reducing service revenues as many equipment installment plans provide for reduced monthly access charges. In order to show the trends in total service and equipment revenues received, U.S. Cellular has presented Postpaid ABPU and Postpaid ABPA, which are calculated as Postpaid ARPU and Postpaid ARPA plus average monthly equipment installment plan billings per connection and account, respectively.

Equipment installment plan billings increased in 2016 when compared to 2015 due to increased adoption of equipment installment plans by postpaid customers. Postpaid ABPU and ABPA decreased in 2016 as the increase in equipment installment plan billings was more than offset by the decline in Postpaid ARPU and ARPA discussed above. U.S. Cellular expects the adoption and penetration of equipment installment plans to continue to increase as plan offerings shifted more toward equipment installment plans in the third quarter of 2016 as discussed in the Significant Trends and Developments section within this MD&A.

2015-2014 Commentary

Postpaid ARPU decreased in 2015 due to industry-wide price competition and discounts on shared data plans provided to customers on equipment installment plans and those providing their own device at the time of activation or renewal, partially offset by the continued adoption of smartphones and shared data plans.  The increase in postpaid ARPA is the result of increased postpaid connections per account driven by increased connected device penetration.

U.S. Cellular implemented equipment installment plans on a broad basis in 2014.

Financial Overview

Components of Operating Income (Loss)

Year Ended December 31,	2016	2015	2014	2016 vs. 2015	2015 vs. 2014
(Dollars in millions)
Retail service	$2,700	$2,994	$3,013	(10)%	(1)%
Inbound roaming	152	192	224	(21)%	(14)%
Other	178	164	161	8%	2%
Service revenues	3,030	3,350	3,398	(10)%	(1)%
Equipment sales	909	647	495	41%	31%
Total operating revenues	3,939	3,997	3,893	(1)%	3%

System operations (excluding Depreciation,
amortization and accretion reported below)	760	775	770	(2)%	1%
Cost of equipment sold	1,081	1,053	1,193	3%	(12)%
Selling, general and administrative	1,480	1,494	1,592	(1)%	(6)%
	3,321	3,322	3,555	-	(7)%

Operating cash flow*	618	675	338	(8)%	100%

Depreciation, amortization and accretion	618	607	606	2%	-
(Gain) loss on asset disposals, net	22	16	21	36%	(24)%
(Gain) loss on sale of business and other exit costs, net	–	(114)	(33)	100%	>(100)%
(Gain) loss on license sales and exchanges, net	(19)	(147)	(113)	87%	(30)%
Total operating expenses	3,942	3,684	4,036	7%	(9)%
Operating income (loss)	$(3)	$313	$(143)	>(100)%	>100%

Net income (loss)	$49	$247	$(47)	(80)%	>100%

Adjusted EBITDA*	$816	$852	$479	(4)%	77%

Capital expenditures	$446	$533	$558	(16)%	(4)%

* Represents a non-GAAP financial measure. Refer to Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for a reconciliation of this measure.

Service revenues consist of:

  Retail Service - Charges for access, airtime, roaming, recovery of regulatory costs and value added services, including data services and products
  Inbound Roaming - Charges to other wireless carriers whose customers use U.S. Cellular’s wireless systems when roaming
  Other – Primarily amounts received from the Federal USF and tower rental revenues

Equipment revenues consist of:

  Sales of wireless devices and related accessories to new and existing customers, agents, and third-party distributors

Key components of changes in the statement of operations line items were as follows:

2016-2015 Commentary

Total operating revenues

Service revenues decreased as a result of (i) a continued decrease in retail service revenues and resulting ARPU and ARPA primarily driven by industry-wide price competition and discounts on shared data plans provided to customers on equipment installment plans and those providing their own device at the time of activation or renewal; (ii) the $58 million of revenue recognized in 2015 from unredeemed rewards points upon termination of U.S. Cellular’s rewards program; and (iii) a decrease in inbound roaming revenue driven by lower roaming rates.  Such reductions were partially offset by an increase in average connections base and continued adoption of smartphones.

Federal USF revenue remained flat year over year at $92 million.  Pursuant to the FCC's Reform Order (“Reform Order”), U.S. Cellular’s current Federal USF support was to be phased down at the rate of 20% per year beginning July 1, 2012.  The Phase II Mobility Fund was not operational as of July 2014 and, therefore, as provided by the Reform Order, the phase down was suspended at 60% of the baseline amount until such time as the FCC takes steps to adopt an order to recommence the phase down.  On February 23, 2017, the FCC adopted an order concerning the Mobility Fund II and the resumption of the phase down. The text of the order has not been released but the press release issued by the FCC following adoption of the order indicates that the order will establish a Mobility Fund II support mechanism of $453 million annually for ten years to be distributed through a market-based, multi-round reverse auction and that the phase down of unnecessary legacy support from the Federal USF will commence on the first day of the month following the completion of the auction and will conclude two years later. U.S. Cellular cannot predict at this time when the Mobility Fund II auction will occur, when the phase down period for its existing legacy support from the Federal USF will commence, or whether the Mobility Fund II auction will provide opportunities to the Company to offset any loss in existing support.  However, U.S. Cellular currently expects that its legacy support will continue at the existing level for 2017.

Equipment sales revenues increased year over year due primarily to an increase in average revenue per device sold driven by the increase in sales under equipment installment plans, an overall increase in the number of devices sold, and a shift to smartphones.  Equipment installment plan sales contributed $710 million and $351 million in 2016 and 2015, respectively.  Equipment installment plan connections represented 44% and 27% of total postpaid connections as of December 31, 2016 and 2015, respectively.

System operations expenses

System operations expenses decreased by a modest amount in 2016 when compared to 2015.  U.S. Cellular expects system operations expenses to decrease in 2017 due primarily to lower average rates for roaming usage.

Cost of equipment sold

Cost of equipment sold increased primarily as the result of a shift to smartphone sales and an overall increase in devices sold, partially offset by a decrease in the average cost per device sold driven by lower cost smartphones and connected devices.  Cost of equipment sold in 2016 included $758 million related to equipment installment plan sales compared to $449 million in 2015.  Loss on equipment, defined as Equipment sales revenues less Cost of equipment sold, was $172 million and $406 million for 2016 and 2015, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by a modest amount in 2016 when compared to 2015.  This decrease was attributable to various expense reductions that were partially offset by a $13 million expense recognized in the third quarter of 2016 as a result of the termination of a naming rights agreement.

Depreciation, amortization and accretion expenses

Depreciation, amortization and accretion expenses increased by a modest amount in 2016 when compared to 2015.

(Gain) loss on asset disposals, net

The increase in Loss on asset disposals was primarily driven by more disposals of certain network assets.

(Gain) loss on sale of business and other exit costs, net

The net gain in 2015 was due primarily to a $108 million gain recognized on the sale of towers and certain related contracts, assets and liabilities.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

(Gain) loss on license sales and exchanges, net

The net gains in 2016 and 2015 were due to license exchange transactions with third parties.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information

2015-2014 Commentary

Total operating revenues

Service revenues decreased as a result of (i) a decrease in retail service revenues driven by industry-wide price competition, including discounts on shared data plans provided to customers on equipment installment plans and those providing their own device at the time of activation or renewal; and (ii) reductions in inbound roaming revenue driven by lower roaming rates.  Such reductions were partially offset by an increase in the average customer base, continued adoption of shared data plans, and the $58 million of revenue recognized in 2015 from unredeemed rewards points upon termination of U.S. Cellular’s rewards program.

Federal USF revenue remained flat year over year at $92 million.

Equipment sales revenues increased due primarily to an increase in average revenue per device sold driven by the increase in sales under equipment installment plans, a shift to smartphones and connected devices and an increase in accessory sales, partially offset by a decrease in the number of devices sold.  Equipment installment plan sales contributed $351 million and $190 million in 2015 and 2014, respectively.  Equipment installment plan connections represented 27% and 12% of total postpaid connections as of December 31, 2015 and 2014, respectively.

System operations expenses

System operations expenses increased by a modest amount in 2015 when compared to 2014.

Cost of equipment sold

Cost of equipment sold decreased as a result of an overall reduction in devices sold and a decrease in the average cost per device sold driven by the lower cost of smartphones and connected devices.  Cost of equipment sold in 2015 included $449 million related to equipment installment plan sales compared to $280 million in 2014.  Loss on equipment was $406 million and $698 million for 2015 and 2014, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased due primarily to lower agent and retail commission expenses driven by fewer activations and renewals, lower consulting expenses related to the billing system and customer service operations, and lower rates for roamer administration.  Such reductions were partially offset by increased advertising expenses.

Depreciation, amortization and accretion expenses

Depreciation, amortization and accretion expenses remained relatively flat year over year.

(Gain) loss on asset disposals, net

The decrease in Loss on asset disposals was due primarily to fewer write-offs and disposals of certain network assets.

(Gain) loss on sale of business and other exit costs, net

The net gain in 2015 was due primarily to a $108 million gain recognized on the sale of towers and certain related contracts, assets and liabilities. The net gain in 2014 was due primarily to $29 million of gain related to the impact of the sale of certain customers and licenses to Sprint in 2013.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

(Gain) loss on license sales and exchanges, net

The net gains in 2015 and 2014 were due to license exchange transactions with third parties.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

Components of Other Income (Expense)

Year Ended December 31,	2016	2015	2014	2016 vs. 2015	2015 vs. 2014
(Dollars in millions)
Operating income (loss)	$(3)	$313	$(143)	>(100)%	>100%

Equity in earnings of unconsolidated entities	140	140	130	-	8%
Interest and dividend income	57	36	12	57%	>100%
Interest expense	(113)	(86)	(57)	(31)%	(50)%
Other, net	1	1	(1)	10%	>100%
Total investment and other income	85	91	84	(7)%	7%

Income (loss) before income taxes	82	404	(59)	(80)%	>100%
Income tax expense (benefit)	33	157	(12)	(79)%	>100%

Net income (loss)	49	247	(47)	(80)%	>100%
Less: Net income (loss) attributable to noncontrolling
interests, net of tax	1	6	(4)	(71)%	>100%
Net income (loss) attributable
to U.S. Cellular shareholders	$48	$241	$(43)	(80)%	>100%

2016-2015 Commentary

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents U.S. Cellular’s share of net income from entities in which it has a noncontrolling interest and that are accounted for by the equity method. U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership (“LA Partnership”) contributed $71 million and $74 million to Equity in earnings of unconsolidated entities in 2016 and 2015, respectively.

See Note 8 – Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Interest and dividend income

Interest and dividend income increased due to imputed interest income recognized on equipment installment plans of $51 million and $34 million in 2016 and 2015, respectively.  See Note 3 — Equipment Installment Plans in the Notes to Consolidated Financial Statements for additional information.

Interest expense

The increase in Interest expense from 2015 to 2016 is primarily driven by U.S. Cellular’s issuance of $300 million of 7.25% Senior Notes due 2064 in November 2015 and borrowing of $225 million on its senior term loan facility that was drawn in July 2015.

Income tax expense

The effective tax rates on Income before income taxes for 2016 and 2015 were 39.7% and 38.7%, respectively.  The effective tax rates for both years are consistent with a normalized tax rate inclusive of federal and state tax.  Discrete items did not have a significant impact on the effective tax rates in either year.

See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for a discussion of income tax expense and the overall effective tax rate on Income before income taxes.

Net income (loss) attributable to noncontrolling interests, net of tax

The decrease from 2015 to 2016 is due to lower income from certain partnerships in 2016.

2015-2014 Commentary

Equity in earnings of unconsolidated entities

U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership (“LA Partnership”) contributed $74 million and $72 million to Equity in earnings of unconsolidated entities in 2015 and 2014, respectively.  See Note 8 – Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Interest and dividend income

Interest and dividend income increased due to imputed interest income recognized on equipment installment plans of $34 million and $9 million in 2015 and 2014, respectively.  See Note 3 — Equipment Installment Plans in the Notes to Consolidated Financial Statements for additional information.

Interest expense

Interest expense increased from 2014 to 2015 due primarily to U.S. Cellular’s issuance of $275 million of 7.25% Senior Notes due 2063 in December 2014, borrowing of $225 million on its senior term loan facility that was drawn in July 2015, and the issuance of $300 million of 7.25% Senior Notes due 2064 in November 2015.

Income tax expense

The effective tax rates on Income before income taxes for 2015 and 2014 were 38.7% and 20.1%, respectively.  The effective tax rate for 2015 is consistent with a normalized tax rate inclusive of federal and state tax and does not include any significant discrete items.  The effective tax rate for 2014 includes a tax expense of $6 million related to a valuation allowance recorded against certain state deferred tax assets.  The effective tax rate in 2014 is lower due to the effect of this item combined with the loss in 2014 in Income (loss) before income taxes.

See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for a discussion of income tax expense and the overall effective tax rate on Income before income taxes.

Net income (loss) attributable to noncontrolling interests, net of tax

The increase from 2014 to 2015 is due to higher income from certain partnerships in 2015.

Liquidity and Capital Resources

Sources of Liquidity

U.S. Cellular operates a capital-intensive business.  Historically, U.S. Cellular has used internally-generated funds and also has obtained substantial funds from external sources for general corporate purposes.  In the past, U.S. Cellular’s existing cash and investment balances, funds available under its revolving credit facility, funds from other financing sources, including a term loan and other long-term debt, and cash flows from operating, investing and financing activities, including sales of assets or businesses, provided sufficient liquidity and financial flexibility for U.S. Cellular to meet its normal day-to-day operating needs and debt service requirements, to finance the build-out and enhancement of markets and to fund acquisitions, primarily of spectrum licenses.  There is no assurance that this will be the case in the future.  See Market Risk for additional information regarding maturities of long-term debt.

Although U.S. Cellular currently has a significant cash balance, in certain recent periods, U.S. Cellular has incurred negative free cash flow (defined as Cash flows from operating activities less Cash paid for additions to property, plant and equipment) and this will continue in the future if operating results do not improve or capital expenditures are not reduced.  U.S. Cellular currently expects to have negative free cash flow in 2017.  However, U.S. Cellular believes that existing cash and investment balances, funds available under its revolving credit facility, and expected cash flows from operating and investing activities provide liquidity for U.S. Cellular to meet its normal day-to-day operating needs and debt service requirements for the coming year.

U.S. Cellular may require substantial additional capital for, among other uses, funding day-to-day operating needs, working capital, acquisitions of providers of wireless telecommunications services, spectrum license or system acquisitions, system development and network capacity expansion, debt service requirements, the repurchase of shares, the payment of dividends, or making additional investments.  It may be necessary from time to time to increase the size of the existing revolving credit facility, to put in place a new credit facility, to explore additional sources of liquidity through the securitization of equipment installment plan receivables, or to obtain other forms of financing in order to fund potential expenditures.  U.S. Cellular’s liquidity would be adversely affected if, among other things, U.S. Cellular is unable to obtain short or long-term financing on acceptable terms, U.S. Cellular makes significant spectrum license purchases, the LA Partnership discontinues or reduces distributions compared to historical levels, or Federal USF and/or other regulatory support payments continue to decline.  In addition, although sales of assets or businesses by U.S. Cellular have been an important source of liquidity in recent periods, U.S. Cellular does not expect a similar level of such sales in the future, which will reduce a source of liquidity.  U.S. Cellular’s credit rating has declined to sub-investment grade beginning in 2014.

There can be no assurance that sufficient funds will continue to be available to U.S. Cellular or its subsidiaries on terms or at prices acceptable to U.S. Cellular.  Insufficient cash flows from operating activities, further changes in its credit ratings, defaults of the terms of debt or credit agreements, uncertainty of access to capital, deterioration in the capital markets, reduced regulatory capital at banks which in turn limits their ability to borrow and lend, other changes in the performance of U.S. Cellular or in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its acquisition, capital expenditure and business development programs, reduce the acquisition of spectrum licenses, and/or reduce or cease share repurchases and/or the payment of dividends.  U.S. Cellular cannot provide assurance that circumstances that could have a material adverse effect on its liquidity or capital resources will not occur.  Any of the foregoing would have an adverse impact on U.S. Cellular’s businesses, financial condition or results of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market investments.  The primary objective of U.S. Cellular’s Cash and cash equivalents is for use in its operations and acquisition, capital expenditure and business development programs.

At December 31, 2016, U.S. Cellular’s cash and cash equivalents totaled $586 million compared to $715 million at December 31, 2015 and $212 million at December 31, 2014.  The majority of U.S. Cellular’s Cash and cash equivalents was held in bank deposit accounts and in money market funds that invest exclusively in U.S. Treasury Notes or in repurchase agreements fully collateralized by such obligations.  U.S. Cellular monitors the financial viability of the money market funds and direct investments in which it invests and believes that the credit risk associated with these investments is low.

Financing

Revolving Credit Facility

At December 31, 2016, U.S. Cellular had a revolving credit facility available for general corporate purposes.  In June 2016, U.S. Cellular entered into a $300 million revolving credit agreement with certain lenders and other parties.  As a result of the new agreement, U.S. Cellular’s revolving credit agreement due to expire in December 2017 was terminated.  Amounts under the revolving credit facility may be borrowed, repaid and reborrowed from time to time until maturity in June 2021.  As of December 31, 2016, there were no outstanding borrowings under the revolving credit facility, except for letters of credit, and U.S. Cellular’s unused capacity under its revolving credit facility was $298 million.  The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and provide representations on certain matters at the time of each borrowing.  U.S. Cellular believes that it was in compliance as of December 31, 2016 with all of the financial and other covenants and requirements set forth in its revolving credit facility.

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the revolving credit facility.

Term Loan

In January 2015, U.S. Cellular entered into a senior term loan credit facility.  In July 2015, U.S. Cellular borrowed the full amount of $225 million available under this facility in two separate draws.  This term loan credit facility was amended and restated in June 2016.  Principal reductions are due and payable in quarterly installments of $3 million beginning in March 2016 through December 2021, and the remaining unpaid balance will be due and payable in January 2022.  This facility was entered into for general corporate purposes, including working capital, spectrum purchases and capital expenditures.

The continued availability of the term loan facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing, that are substantially the same as those in U.S. Cellular’s revolving credit facility described above.  U.S. Cellular believes that it was in compliance at December 31, 2016 with all of the financial and other covenants and requirements set forth in the term loan facility.

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the term loan.

Financial Covenants

As noted above, the revolving credit facility and senior term loan facility require U.S. Cellular to comply with certain affirmative and negative covenants, including certain financial covenants.  In particular, under these agreements, beginning June 15, 2016, U.S. Cellular is required to maintain the Consolidated Interest Coverage Ratio at a level not lower than 3.00 to 1.00 as of the end of any fiscal quarter.  U.S. Cellular is also required to maintain the Consolidated Leverage Ratio at a level not to exceed 3.25 to 1.00 as of the end of any fiscal quarter through June 30, 2019.  From July 1, 2019 and thereafter, the Consolidated Leverage Ratio is not to exceed 3.00 to 1.00 as of the end of any fiscal quarter.  U.S. Cellular believes that it was in compliance at December 31, 2016 with all such covenants.  However, depending on U.S. Cellular’s future financial performance, there is a risk that U.S. Cellular could fail to satisfy the financial covenants in the future.  If U.S. Cellular breaches a financial or other covenant of either of these agreements, it would result in a default under that agreement, and could involve a cross-default under other debt instruments.  This could in turn cause the affected lenders to accelerate the repayment of principal and accrued interest on any outstanding debt under such agreements and, if they choose, terminate the facility.  If appropriate, U.S. Cellular may request the applicable lender for an amendment of financial covenants in the U.S. Cellular revolving credit facility and the U.S. Cellular term loan facility, in order to provide additional financial flexibility to U.S. Cellular, and may also seek other changes to such facilities.  There is no assurance that the lenders will agree to any amendments.  If the lenders agree to amendments, this may result in additional payments or higher interest rates payable to the lenders and/or additional restrictions.  Restrictions in such debt instruments may limit U.S. Cellular’s operating and financial flexibility.

Other Long-Term Financing

U.S. Cellular has an effective shelf registration statement on Form S-3 to issue senior or subordinated debt securities. The proceeds from any such issuance may be used for general corporate purposes, including: the possible reduction of other short-term or long-term debt, spectrum purchases, and capital expenditures; in connection with acquisition, construction and development programs; for working capital; to provide additional investments in subsidiaries; or the repurchase of shares.  The U.S. Cellular shelf registration statement permits U.S. Cellular to issue at any time and from time to time senior or subordinated debt securities in one or more offerings, up to the amount registered, which is currently $500 million.  The ability of U.S. Cellular to complete an offering pursuant to such shelf registration statement is subject to market conditions and other factors at the time.

U.S. Cellular believes that it was in compliance as of December 31, 2016 with all covenants and other requirements set forth in its long-term debt indentures.  U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.

The long-term debt principal payments due for the next five years represent less than 4% of the total gross long-term debt obligation at December 31, 2016.  Refer to Market Risk — Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to U.S. Cellular’s Long-term debt.

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

Credit Ratings

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

U.S. Cellular is rated at sub-investment grade.  U.S. Cellular’s credit ratings as of December 31, 2016, and the dates such ratings were issued/re-affirmed were as follows:

Rating Agency	Rating	Outlook
Moody's (re-affirmed November 2015)	Ba1	—negative outlook
Standard & Poor's (re-affirmed November 2015)	BB	—stable outlook
Fitch Ratings (re-affirmed August 2016)	BB+	—stable outlook

Capital Requirements

The discussion below is intended to highlight some of the significant cash outlays expected during 2017 and beyond and to highlight the spending incurred in prior years for these items. This discussion does not include cash required to fund normal operations, and is not a comprehensive list of capital requirements.  Significant cash requirements that are not routine or in the normal course of business could arise from time to time.

Capital Expenditures

U.S. Cellular makes substantial investments to acquire, construct and upgrade wireless telecommunications networks and facilities to remain competitive and as a basis for creating long-term value for shareholders.  In recent years, rapid changes in technology and new opportunities (such as 4G LTE and VoLTE technology) have required substantial investments in potentially revenue‑enhancing and cost-reducing upgrades of U.S. Cellular’s networks to remain competitive.

Capital expenditures (i.e., additions to property, plant and equipment and system development expenditures), which include the effects of accruals and capitalized interest, in 2016, 2015 and 2014 were as follows:

In 2016, U.S. Cellular made capital expenditures to (i) improve network support and billing related systems and platforms; (ii) enhance its network capabilities through the development of VoLTE technology; and (iii) construct new cell sites.

U.S. Cellular’s capital expenditures for 2017 are expected to be approximately $500 million.  These expenditures are expected to be for the following general purposes:

  Expand and enhance network coverage, including providing additional capacity to accommodate increased network usage, principally data usage, by current customers;
  Continue deployment of VoLTE technology in certain markets;
  Expand and enhance the retail store network; and
  Develop and enhance office systems.

U.S. Cellular plans to finance its capital expenditures program for 2017 using primarily Cash flows from operating activities, existing cash balances, borrowings under its revolving credit agreement and/or other long-term debt.

Acquisitions, Divestitures and Exchanges

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on capital.  In general, U.S. Cellular may not disclose such transactions until there is a definitive agreement.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to significant transactions.  As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum, including pursuant to FCC auctions.  Cash payments for acquisitions of licenses were $53 million, $286 million and $38 million in 2016, 2015 and 2014, respectively.

Cash received from divestitures in 2016, 2015 and 2014 was as follows:

U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those interests that are not strategic to its long-term success. As a result, U.S. Cellular may be engaged from time to time in negotiations relating to the acquisition, divestiture or exchange of companies, properties or wireless spectrum.

On July 15, 2016, the FCC announced U.S. Cellular as a qualified bidder in the FCC’s forward auction of 600 MHz spectrum licenses, referred to as Auction 1002, which then commenced on August 16, 2016.  In recent FCC auctions, U.S. Cellular has not been a bidder, but has participated as a limited partner in “designated entities” that qualified for a 25% bidding credit on licenses won in the auction.  U.S. Cellular did not invest in a designated entity applicant in Auction 1002, but was itself an applicant and is not eligible for a discount.  Prior to becoming a qualified bidder, U.S. Cellular was required to make an upfront payment, the size of which established its initial bidding eligibility.  Accordingly, in the second quarter of 2016, U.S. Cellular made an upfront payment to the FCC of $143 million.  The Clock Phase of the auction was completed in February 2017.  At that time, U.S. Cellular became committed to purchase 600 MHz spectrum licenses for a minimum amount of $327 million, subject to increase as the FCC completes the Assignment Phase of the auction, which is pending.  U.S. Cellular expects to be obligated to pay for the total committed amount, less the $143 million upfront payment made in June 2016, in the second quarter of 2017 using cash on hand and/or borrowings under its revolving credit agreement.  See “Regulatory Matters — FCC Auction 1002” for a summary of U.S. Cellular’s participation in Auction 1002.

In 2015 and 2016, U.S. Cellular entered into multiple spectrum license purchase agreements.  The aggregate purchase price for these spectrum licenses is $57 million, of which $53 million closed in the year ended December 31, 2016.  In 2016, U.S. Cellular also entered into multiple agreements with third parties to transfer FCC licenses in non-operating markets and receive FCC licenses in operating markets.  The agreements provide for the transfer of certain AWS and PCS spectrum licenses and approximately $29 million, net, in cash to U.S. Cellular, in exchange for U.S. Cellular transferring certain AWS, PCS and 700 MHz spectrum licenses to the third parties.  Through December 31, 2016, certain of the exchange transactions have closed and U.S. Cellular has received $14 million of cash in conjunction with such closed transactions.  The remaining license purchase and exchange transactions are expected to close in the first quarter of 2017.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to these transactions.

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

Common Share Repurchase Program

In 2009, the Board of Directors of U.S. Cellular authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis.  In December 2016, the U.S. Cellular Board amended this authorization to provide that such amount will be any amount from zero to 1,300,000 beginning on January 1, 2017, as determined by the U.S. Cellular Pricing Committee, and that if the Pricing Committee did not specify an amount for any year, such amount would be zero for such year.  The Pricing Committee did not specify any increase as of January 1, 2017.  The Pricing Committee also was authorized to decrease the cumulative amount of the authorization at any time, but has not taken any action to do so at this time.  As a result, there was no change to the cumulative amount of the share repurchase authorization as of January 1, 2017.  As of December 31, 2016, the total cumulative amount of Common Shares authorized to be purchased is 5,900,849.

Share repurchases made under this authorization were as follows:

Year Ended December 31,	2016	2015	2014
Number of shares	154,449	177,508	496,069
Average cost per share	$34.55	$34.86	$38.19
Dollar amount (in millions)	$5	$6	$19

Depending on its future financial performance, construction, development or acquisition programs, and available sources of financing, U.S. Cellular may not have sufficient liquidity or capital resources to make significant share repurchases.  Therefore, there is no assurance that U.S. Cellular will make any significant share repurchases in the future.

For additional information related to the current repurchase authorization, see Note 15 — Common Shareholders’ Equity in the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

U.S. Cellular had no transactions, agreements or other contractual arrangements with unconsolidated entities involving “off-balance sheet arrangements,” as defined by SEC rules, that had or are reasonably likely to have a material current or future effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contractual and Other Obligations

At December 31, 2016, the resources required for contractual obligations were as follows:

		Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
(Dollars in millions)
Long-term debt obligations[1]	$1,675	$11	$23	$23	$1,618
Interest payments on long-term debt obligations	3,690	110	221	221	3,138
Operating leases[2]	1,357	145	244	193	775
Capital leases	4	–	1	1	2
Purchase obligations[3]	2,172	823	1,218	83	48
	$8,898	$1,089	$1,707	$521	$5,581

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

[3]

Includes obligations payable under non-cancellable contracts, commitments for device purchases, network facilities and transport services, agreements for software licensing, long-term marketing programs, as well as certain agreements, to purchase goods or services, calculated based on termination fees that can be paid to exit the contract.

The table above excludes liabilities related to “unrecognized tax benefits” as defined by GAAP because U.S. Cellular is unable to predict the period of settlement of such liabilities.  Such unrecognized tax benefits were $43 million at December 31, 2016.  See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

See Note 12 — Commitments and Contingencies in the Notes to Consolidated Financial Statements for additional information.

Consolidated Cash Flow Analysis

U.S. Cellular operates a capital‑ and marketing‑intensive business.  U.S. Cellular makes substantial investments to acquire wireless licenses and properties and to construct and upgrade wireless telecommunications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in potentially revenue‑enhancing and cost-reducing upgrades to U.S. Cellular’s networks.  U.S. Cellular utilizes cash on hand, cash from operating activities, cash proceeds from divestitures and disposition of investments, short-term credit facilities and long-term debt financing to fund its acquisitions (including spectrum licenses), construction costs, operating expenses and share repurchases.  Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions and divestitures, capital expenditures and other factors. The following discussion summarizes U.S. Cellular’s cash flow activities in 2016, 2015 and 2014.

2016 Commentary

U.S. Cellular’s Cash and cash equivalents decreased $129 million in 2016. Net cash provided by operating activities was $501 million in 2016 due primarily to net income of $49 million plus non-cash items of $609 million and distributions received from unconsolidated entities of $93 million, including $29 million in distributions from the LA Partnership.  This was partially offset by changes in working capital items which decreased cash by $250 million.  The decrease in working capital items was due primarily to a $246 million increase in equipment installment plan receivables, which are expected to continue to increase and further require the use of working capital in the near term.

The net cash provided by operating activities was offset by cash flows used for investing activities of $618 million.  Cash paid in 2016 for additions to property, plant and equipment totaled $443 million.  In June 2016, U.S. Cellular made a deposit of $143 million to the FCC for its participation in Auction 1002.  Cash paid for acquisitions and licenses in 2016 was $53 million partially offset by Cash received from divestitures and exchanges of $21 million.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to these transactions.

Cash flows used for financing activities were $12 million in 2016, reflecting ordinary activity such as scheduled repayments of debt.

2015 Commentary

Cash flows from operating activities were $555 million in 2015.  An increase in cash flows from operating activities was due primarily to improved net income and working capital factors.  In 2015, increased receivables related to equipment installment plans decreased cash flows from operating activities.

In December 2015, as part of the Protecting Americans from Tax Hikes Act of 2015, bonus depreciation was enacted which allowed U.S. Cellular to accelerate deductions for depreciation, resulting in an overpayment of estimated tax amounts paid during 2015.  Primarily as a result of this overpayment, U.S. Cellular has recorded $34 million of Income taxes receivable at December 31, 2015.  U.S. Cellular paid income taxes, net of refunds, of $59 million in 2015.

Cash flows used for investing activities were $549 million in 2015.  Cash paid for additions to property, plant and equipment totaled $581 million in 2015.

During 2015, a $278 million payment was made by Advantage Spectrum L.P. to the FCC for licenses for which it was the provisional winning bidder.  See Note 6 — Acquisitions, Divestitures and Exchanges and Note 13 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information.

Cash flows from financing activities were $497 million in 2015.  In July 2015, U.S. Cellular borrowed $225 million on its Term Loan.  In November 2015, U.S. Cellular issued $300 million of 7.25% Senior Notes due 2064.

2014 Commentary

Cash flows from operating activities were $172 million in 2014.  Working capital factors which significantly decreased cash flows from operating activities included changes in accounts payable levels as a result of timing differences related to operating expenses and device purchases.  In 2014, increased receivables related to equipment installment plans decreased cash flows from operating activities.

In December 2014, as part of the Tax Increase Prevention Act of 2014, bonus depreciation was enacted which allowed U.S. Cellular to accelerate deductions for depreciation resulting in a federal taxable loss in 2014.  Primarily as a result of this federal income tax carryback, U.S. Cellular recorded $75 million of Income taxes receivable at December 31, 2014.  U.S. Cellular paid income taxes, net of refunds, of $33 million in 2014.

Cash flows used for investing activities were $471 million in 2014.  Cash paid for additions to property, plant and equipment totaled $605 million in 2014.  Cash received from divestitures in 2014 was $180 million which includes $92 million related to licenses and $71 million related to the Divestiture Transaction.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to these divestitures.  U.S. Cellular realized cash proceeds of $50 million in 2014 related to the maturities of its investments in U.S. Treasury Notes and corporate notes.  In 2014, cash used for investing activities includes a $60 million deposit made by Advantage Spectrum, L.P., a variable interest entity consolidated by U.S. Cellular, to the FCC for its participation in Auction 97.  See Note 13 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information.

Cash flows from financing activities were $169 million in 2014.  In December 2014, U.S. Cellular issued $275 million of 7.25% Senior Notes due 2063.

In September 2014, U.S. Cellular purchased licenses from Airadigm Communications, Inc. (“Airadigm”).  TDS owns 100% of the common stock of Airadigm.  Upon closing, Airadigm transferred to U.S. Cellular FCC spectrum licenses and certain tower assets in certain markets in Wisconsin, Iowa, Minnesota and Michigan, in consideration for $91 million in cash.  Since both parties to this transaction are controlled by TDS, U.S. Cellular recorded the transferred assets at Airadigm’s net book value of $15 million.  The $76 million difference between the consideration paid and the net book value of the transferred assets was recorded as an Acquisition of assets in common control transaction cash outflow from financing activities.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to this transaction.

Consolidated Balance Sheet Analysis

The following discussion addresses certain captions in the consolidated balance sheet and changes therein.  This discussion is intended to highlight the significant changes and is not intended to fully reconcile the changes.  Changes in financial condition during 2016 are as follows:

Cash and cash equivalents

Cash and cash equivalents decreased $129 million.  See the Consolidated Cash Flow Analysis above for a discussion of cash and cash equivalents.

Other current assets

Other current assets decreased $32 million due primarily to the receipt of a federal income tax refund in March 2016.

Other assets and deferred charges

Other assets and deferred charges increased $233 million due to an upfront payment of $143 million to the FCC to establish U.S. Cellular’s initial bidding eligibility for its participation in Auction 1002 and a $112 million increase in the long-term portion of unbilled equipment installment plan receivables, net, due to the offering of longer term equipment installment plan contracts and the increased adoption of such contracts. See Note 3 — Equipment Installment Plans and Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to these balances.

Customer deposits and deferred revenues

Customer deposits and deferred revenues decreased $61 million due primarily to amortization of the guarantee liability for equipment installment contracts.

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

Intangible Asset Impairment

Licenses and Goodwill represent a significant component of U.S. Cellular’s consolidated assets.  These assets are considered to be indefinite lived assets and are therefore not amortized but tested annually for impairment.  U.S. Cellular performs annual impairment testing of Licenses and Goodwill as of November 1 of each year or more frequently if triggering events are present.  Significant negative events, such as changes in any of the assumptions described below as well as decreases in forecasted cash flows, could result in an impairment in future periods.  Licenses are tested for impairment at the level of reporting referred to as a unit of accounting.  Goodwill is tested for impairment at the level of reporting referred to as a reporting unit.

See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for information related to Licenses and Goodwill activity in 2016 and 2015.

Wireless Licenses

As of November 1, 2016 and 2015, U.S. Cellular performed a qualitative impairment assessment to determine whether it was more likely than not that the fair value of the licenses exceeded their carrying value.  For purposes of its impairment testing of licenses as of November 1, 2016 and 2015, U.S. Cellular separated its FCC licenses into eight units of accounting, including one geographic unit for its developed operating market licenses (“built licenses”) and seven geographic units for its non-operating market licenses (“unbuilt licenses”).  As part of the assessment, U.S. Cellular considered several qualitative factors, including analysts’ estimates of license values, which contemplated recent spectrum auction results, recent U.S. Cellular and other market participant transactions and other industry and market factors.  Based on this assessment, U.S. Cellular concluded that it was more likely than not that the fair value of the licenses in each unit of accounting exceeded the respective carrying values.  Therefore, no impairment of licenses existed and no Step 1 impairment evaluation was completed.

Goodwill

U.S. Cellular has recorded Goodwill as a result of the acquisition of wireless companies.  For purposes of the 2016 and 2015 Goodwill impairment tests, U.S. Cellular had one reporting unit.

Based on the results of the annual Goodwill impairment assessment performed as of November 1, 2016, the fair value of U.S. Cellular exceeded its carrying value.  Therefore, no impairment of Goodwill existed.

A discounted cash flow approach was used to value the reporting unit, using value drivers and risks specific to the industry and current economic factors. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value and may not be indicative of U.S. Cellular specific assumptions.  However, the discount rate used in the analysis accounts for any additional risk a market participant might place on integrating U.S. Cellular into its operations at the level of cash flows assumed under this approach.  The most significant assumptions made in this process were the revenue growth rate (shown as a compound annual growth rate in the table below), the terminal revenue growth rate and the discount rate.  There are uncertainties associated with these key assumptions and potential events and/or circumstances that could have a negative effect on these key assumptions described below.

Key Assumptions	As of November 1, 2016
Revenue growth rate[1]	2.1%
Terminal revenue growth rate[1]	2.0%
Discount rate[2]	9.5%

[1]

There are risks that could negatively impact the projected revenue growth rates, including but not limited to the success of new and existing products/services, competition, operational difficulties and customer churn.

[2]

The weighted average cost of capital is derived based on a set of guideline public companies and is an indicator of the cost of capital for a market participant in U.S. Cellular's industry.  The weighted average cost of capital may increase if borrowing costs rise, market participants weight more of their capital structure towards equity vs. debt, long-term risk free rates increase modestly, or other elements affecting the estimated cost of equity or debt increase.  To the extent that the weighted average cost of capital of market participants increases or U.S. Cellular's risk in relation to its peers increases, this would decrease the estimated fair value of the reporting unit.

Provided all other assumptions remained the same, for the U.S. Cellular reporting unit, the discount rate would have to increase to 10.3% to yield an estimated fair value of the reporting unit that equals its carrying value at November 1, 2016.  Further, assuming all other assumptions remained the same, for the U.S. Cellular reporting unit, the terminal growth rate assumption would need to decrease to 0.4% to yield an estimated fair value equal to the carrying value of the reporting unit at November 1, 2016.

The Goodwill balance of U.S. Cellular as of November 1, 2016 was $370 million.  The estimated fair value of U.S. Cellular’s one reporting unit exceeded its carrying value, as a percentage of carrying value, by 14.2%.

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

Equipment Installment Plans

U.S. Cellular sells devices to customers under installment contracts over a specified time period and, under certain of these plans, offers the customer a trade-in right.  Customers on an installment contract who elect to trade-in the device will receive a credit in the amount of the outstanding balance of the installment contract, provided the customer trades-in an eligible used device in good working condition and purchases a new device from U.S. Cellular. Equipment revenue under these contracts is recognized at the time the device is delivered to the end-user customer for the selling price of the device, net of any deferred imputed interest and the value of the trade-in right, if applicable.

Trade-In Right

U.S. Cellular values the trade-in right as a guarantee liability.  This liability is initially measured at fair value and is determined based on assumptions including the probability and timing of the customer upgrading to a new device and the estimated fair value of the used device eligible for trade-in.  U.S. Cellular reevaluates its estimate of the guarantee liability quarterly.  A significant change in any of the aforementioned assumptions used to compute the guarantee liability would impact the amount of revenue recognized under these plans and the timing thereof.  In 2016 and 2015, U.S. Cellular assumed the earliest contractual time of trade-in, or the minimum amount of payments as specified in the device installment contract, for all customers on installment contracts with trade-in rights.

When a customer exercises the trade-in option, the difference between the outstanding receivable balance forgiven and the fair value of the used device is recorded as a reduction to the guarantee liability.  If the customer does not exercise the trade-in option at the time he or she is eligible, U.S. Cellular begins amortizing the liability and records this amortization as additional equipment revenue.

Interest

U.S. Cellular equipment installment plans do not provide for explicit interest charges.  Because equipment installment plans have a duration of greater than twelve months, U.S. Cellular imputes interest using a market rate and recognizes such interest income over the duration of the plan as a component of Interest and dividend income.  Changes in the imputed interest rate would impact the amount of revenue recognized under these plans.

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

Certain Relationships and Related Transactions

See Note 18 – Certain Relationships and Related Transactions in the Notes to Consolidated Financial Statements.

Regulatory Matters

FCC Auction 1002

On July 15, 2016, the FCC announced U.S. Cellular as a qualified bidder in the FCC’s forward auction of 600 MHz spectrum licenses, referred to as Auction 1002.  The forward auction Clock Phase began on August 16, 2016 and continued in a series of stages into 2017.  The fourth and final stage ended on February 10, 2017.  With the completion of the Clock Phase of the auction, U.S. Cellular is now committed to purchase 600 MHz spectrum licenses for a minimum amount of $327 million, subject to increase as the FCC completes the Assignment Phase of the auction, which is pending.  U.S. Cellular expects to be obligated to pay for the total committed amount, less the $143 million upfront payment made in June 2016, in the second quarter of 2017.  As a result of U.S. Cellular’s application to participate in Auction 1002, since February 10, 2016, U.S. Cellular has been subject to FCC anti-collusion rules that place certain restrictions on public disclosures and business communications with other companies relating to U.S. Cellular’s participation.  These restrictions will continue until the down payment deadline for Auction 1002, which will be ten business days after release of the FCC’s Channel Reassignment Public Notice, following the end of the auction.  These anti-collusion rules may restrict the conduct of certain U.S. Cellular activities with other auction applicants as well as with nationwide providers of wireless services which are not applicants.  The restrictions could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

FCC Reform Order

Pursuant to the FCC's Reform Order (“Reform Order”), U.S. Cellular’s current Federal USF support was to be phased down at the rate of 20% per year beginning July 1, 2012.  The Phase II Mobility Fund was not operational as of July 2014 and, therefore, as provided by the Reform Order, the phase down was suspended at 60% of the baseline amount until such time as the FCC takes steps to adopt an order to recommence the phase down.  On February 23, 2017, the FCC adopted an order concerning the Mobility Fund II and the resumption of the phase down. The text of the order has not been released but the press release issued by the FCC following adoption of the order indicates that the order will establish a Mobility Fund II support mechanism of $453 million annually for ten years to be distributed through a market-based, multi-round reverse auction and that the phase down of unnecessary legacy support from the Federal USF will commence on the first day of the month following the completion of the auction and will conclude two years later. U.S. Cellular cannot predict at this time when the Mobility Fund II auction will occur, when the phase down period for its existing legacy support from the Federal USF will commence, or whether the Mobility Fund II auction will provide opportunities to the Company to offset any loss in existing support.  However, U.S. Cellular currently expects that its legacy support will continue at the existing level for 2017.

Other Regulatory Considerations

Changes to existing policies with respect to Federal regulations are under review.  These changes may include laws relating to telecommunications and FCC regulations.  These could involve changes to the classification of high-speed, or broadband, internet access service under Title II of the Communications Act of 1934, the FCC’s Open Internet Order relating to net neutrality, the USF high cost support program and/or intercarrier compensation, broadband privacy rules, or changes in polices of the FCC with respect to interpretation or enforcement of such laws, rules or programs.  It is possible that some of these changes could have a material adverse effect, while other changes may have a positive effect on our business, financial condition or results of operations.  Until the specific changes in laws, regulations or policy are known, we are unable to predict the impact on U.S. Cellular’s business, financial condition or results of operations.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

SAFE HARBOR CAUTIONARY STATEMENT

This Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts, including the words “believes,” “anticipates,” “intends,” “expects” and similar words.  These statements constitute and represent “forward‑looking statements” as this term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward‑looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward‑looking statements.  Each of the following risks could have a material adverse effect on U.S. Cellular’s business, financial condition or results of operations; however, such factors are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, the forward-looking statements contained in this document.  Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements.  Such risks, uncertainties and other factors include, but are not limited to, the following risks.  See “Risk Factors” in U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2016 for a further discussion of these risks.  U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  Readers should evaluate any statements in light of these important factors.

  Intense competition in the markets in which U.S. Cellular operates could adversely affect U.S. Cellular’s revenues or increase its costs to compete.
  A failure by U.S. Cellular to successfully execute its business strategy (including planned acquisitions, spectrum acquisitions, divestitures and exchanges) or allocate resources or capital could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.
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
  Failure by U.S. Cellular to timely or fully comply with any existing applicable legislative and/or regulatory requirements or changes thereto could adversely affect U.S. Cellular’s business, financial condition or results of operations.
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
  U.S. Cellular’s smaller scale relative to larger competitors that may have greater financial and other resources than U.S. Cellular could cause U.S. Cellular to be unable to compete successfully, which could adversely affect its business, financial condition or results of operations.
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
  U.S. Cellular receives regulatory support and is subject to numerous surcharges and fees from federal, state and local governments, and the applicability and the amount of the support and fees are subject to great uncertainty, which could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.
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

MARKET RISK

Long-Term Debt

As of December 31, 2016, the majority of U.S. Cellular’s long-term debt was in the form of fixed-rate notes with remaining maturities ranging up to 48 years.  Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these fixed-rate notes.

The following chart presents the scheduled principal payments on long-term debt by maturity dates at December 31, 2016:

The following table presents the scheduled principal payments on long-term debt and capital lease obligations, and the related weighted average interest rates by maturity dates at December 31, 2016:

	Principal Payments Due by Period
	Long-Term Debt Obligations[1]	Weighted-Avg. Interest Rates on Long-Term Debt Obligations[2]
(Dollars in millions)
2017	$11	3.8%
2018	11	3.8%
2019	11	3.8%
2020	11	3.8%
2021	11	3.8%
After 5 years	1,622	6.7%
Total	$1,677	6.6%

[1]

The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to unamortized debt issuance costs on all non-revolving debt instruments and the unamortized discount related to the 6.7% Senior Notes.  See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information.

[2]	Represents the weighted average interest rates at December 31, 2016 for debt maturing in the respective periods.

Fair Value of Long-Term Debt

At December 31, 2016 and 2015, the estimated fair value of long-term debt obligations, excluding capital lease obligations and the current portion of such long-term debt, was $1,664 million and $1,644 million, respectively.  See Note 2 — Fair Value Measurements in the Notes to Consolidated Financial Statements for additional information.

Other Market Risk Sensitive Instruments

The substantial majority of U.S. Cellular’s other market risk sensitive instruments (as defined in item 305 of SEC Regulation S-K) are short-term, including Cash and cash equivalents.  Accordingly, U.S. Cellular believes that a significant change in interest rates would not have a material effect on such other market risk sensitive instruments.

Supplemental Information Relating to Non-GAAP Financial Measures

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

  EBITDA
  Adjusted EBITDA
  Operating cash flow
  Free cash flow
  Adjusted free cash flow
  Postpaid ABPU
  Postpaid ABPA

Following are explanations of each of these measures:

Adjusted EBITDA and Operating Cash Flow

Adjusted EBITDA (earnings before interest, taxes, depreciation, amortization and accretion) is defined as net income adjusted for the items set forth in the reconciliation below.  Operating cash flow is defined as net income adjusted for the items set forth in the reconciliation below.  Adjusted EBITDA and Operating cash flow are not measures of financial performance under GAAP and should not be considered as alternatives to Net income or Cash flows from operating activities, as indicators of cash flows or as measures of liquidity.  U.S. Cellular does not intend to imply that any such items set forth in the reconciliation below are non-recurring, infrequent or unusual; such items may occur in the future.

Management uses Adjusted EBITDA and Operating cash flow as measurements of profitability, and therefore reconciliations to Net income are deemed appropriate.  Management believes Adjusted EBITDA and Operating cash flow are useful measures of U.S. Cellular’s operating results before significant recurring non-cash charges, gains and losses, and other items as presented below as they provide additional relevant and useful information to investors and other users of U.S. Cellular’s financial data in evaluating the effectiveness of its operations and underlying business trends in a manner that is consistent with management’s evaluation of business performance.  Adjusted EBITDA shows adjusted earnings before interest, taxes, depreciation, amortization and accretion, and gains and losses, while Operating cash flow reduces this measure further to exclude Equity in earnings of unconsolidated entities and Interest and dividend income in order to more effectively show the performance of operating activities excluding investment activities.  The following table reconciles Adjusted EBITDA and Operating cash flow to the corresponding GAAP measure, Net income.

	2016	2015	2014
(Dollars in millions)
Net income (loss) (GAAP)	$49	$247	$(47)
Add back:
Income tax expense (benefit)	33	157	(12)
Interest expense	113	86	57
Depreciation, amortization and accretion	618	607	606
EBITDA (Non-GAAP)	813	1,097	604
Add back or deduct:
(Gain) loss on sale of business and other exit costs, net	–	(114)	(33)
(Gain) loss on license sales and exchanges, net	(19)	(147)	(113)
(Gain) loss on asset disposals, net	22	16	21
Adjusted EBITDA (Non-GAAP)	816	852	479
Deduct:
Equity in earnings of unconsolidated entities	140	140	130
Interest and dividend income	57	36	12
Other, net	1	1	(1)
Operating cash flow (Non-GAAP)	618	675	338
Deduct:
Depreciation, amortization and accretion	618	607	606
(Gain) loss on sale of business and other exit costs, net	–	(114)	(33)
(Gain) loss on license sales and exchanges, net	(19)	(147)	(113)
(Gain) loss on asset disposals, net	22	16	21
Operating income (loss) (GAAP)	$(3)	$313	$(143)

Free Cash Flow and Adjusted Free Cash Flow

The following table presents Free cash flow and Adjusted free cash flow.  Management uses Free cash flow as a liquidity measure and it is defined as Cash flows from operating activities less Cash paid for additions to property, plant and equipment.  Adjusted free cash flow is defined as Cash flows from operating activities (which includes cash outflows related to the Sprint decommissioning), as adjusted for cash proceeds from the Sprint Cost Reimbursement (which are included in Cash flows from investing activities in the Consolidated Statement of Cash Flows), less Cash paid for additions to property, plant and equipment.  Free cash flow and Adjusted free cash flow are non-GAAP financial measures which U.S. Cellular believes may be useful to investors and other users of its financial information in evaluating liquidity, specifically, the amount of cash generated by business operations (including cash proceeds from the Sprint Cost Reimbursement), after Cash paid for additions to property, plant and equipment.

	2016	2015	2014
(Dollars in millions)
Cash flows from operating activities (GAAP)	$501	$555	$172
Less: Cash paid for additions to property, plant and equipment	443	581	605
Free cash flow (Non-GAAP)	$58	$(26)	$(433)
Add: Sprint Cost Reimbursement[1]	7	30	71
Adjusted free cash flow (Non-GAAP)	$65	$4	$(362)

[1]	See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to the Sprint Cost Reimbursement.

Postpaid ABPU and Postpaid ABPA

U.S. Cellular presents Postpaid ABPU and Postpaid ABPA to reflect the revenue shift from Service revenues to Equipment sales resulting from the increased adoption of equipment installment plans.  Postpaid ABPU and Postpaid ABPA, as previously defined, are non-GAAP financial measures which U.S. Cellular believes are useful to investors and other users of its financial information in showing trends in both service and equipment sales revenues received from customers.

	2016	2015	2014
(Dollars and connection counts in millions)
Calculation of Postpaid ARPU
Postpaid service revenues	$2,517	$2,831	$2,863
Average number of postpaid connections	4.47	4.33	4.20
Number of months in period	12	12	12
Postpaid ARPU (GAAP metric)	$46.96	$54.50	$56.75

Calculation of Postpaid ABPU
Postpaid service revenues	$2,517	$2,831	$2,863
Equipment installment plan billings	491	272	52
Total billings to postpaid connections	$3,008	$3,103	$2,915
Average number of postpaid connections	4.47	4.33	4.20
Number of months in period	12	12	12
Postpaid ABPU (Non-GAAP metric)	$56.12	$59.74	$57.78

Calculation of Postpaid ARPA
Postpaid service revenues	$2,517	$2,831	$2,863
Average number of postpaid accounts	1.69	1.72	1.79
Number of months in period	12	12	12
Postpaid ARPA (GAAP metric)	$124.09	$136.90	$133.19

Calculation of Postpaid ABPA
Postpaid service revenues	$2,517	$2,831	$2,863
Equipment installment plan billings	491	272	52
Total billings to postpaid accounts	$3,008	$3,103	$2,915
Average number of postpaid accounts	1.69	1.72	1.79
Number of months in period	12	12	12
Postpaid ABPA (Non-GAAP metric)	$148.29	$150.07	$135.61

Financial Statements

United States Cellular Corporation

Consolidated Statement of Operations

Year Ended December 31,	2016	2015	2014
(Dollars and shares in millions, except per share amounts)
Operating revenues
Service	$3,030	$3,350	$3,398
Equipment sales	909	647	495
Total operating revenues	3,939	3,997	3,893

Operating expenses
System operations (excluding Depreciation, amortization and accretion reported below)	760	775	770
Cost of equipment sold	1,081	1,053	1,193
Selling, general and administrative (including charges from affiliates of $94 million, $96 million and $91 million in 2016, 2015 and 2014)	1,480	1,494	1,592
Depreciation, amortization and accretion	618	607	606
(Gain) loss on asset disposals, net	22	16	21
(Gain) loss on sale of business and other exit costs, net	–	(114)	(33)
(Gain) loss on license sales and exchanges, net	(19)	(147)	(113)
Total operating expenses	3,942	3,684	4,036

Operating income (loss)	(3)	313	(143)

Investment and other income (expense)
Equity in earnings of unconsolidated entities	140	140	130
Interest and dividend income	57	36	12
Interest expense	(113)	(86)	(57)
Other, net	1	1	(1)
Total investment and other income	85	91	84

Income (loss) before income taxes	82	404	(59)
Income tax expense (benefit)	33	157	(12)

Net income (loss)	49	247	(47)
Less: Net income (loss) attributable to noncontrolling interests, net of tax	1	6	(4)
Net income (loss) attributable to U.S. Cellular shareholders	$48	$241	$(43)

Basic weighted average shares outstanding	85	84	84
Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$0.56	$2.86	$(0.51)

Diluted weighted average shares outstanding	85	85	84
Diluted earnings (loss) per share attributable to U.S. Cellular shareholders	$0.56	$2.84	$(0.51)

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Cash Flows

Year Ended December 31,	2016	2015	2014
(Dollars in millions)
Cash flows from operating activities
Net income (loss)	$49	$247	$(47)
Add (deduct) adjustments to reconcile net income (loss) to net cash flows from operating activities
Depreciation, amortization and accretion	618	607	606
Bad debts expense	96	106	101
Stock-based compensation expense	26	25	22
Deferred income taxes, net	6	55	58
Equity in earnings of unconsolidated entities	(140)	(140)	(130)
Distributions from unconsolidated entities	93	60	112
(Gain) loss on asset disposals, net	22	16	21
(Gain) loss on sale of business and other exit costs, net	–	(114)	(33)
(Gain) loss on license sales and exchanges, net	(19)	(147)	(113)
Noncash interest expense	2	2	1
Other operating activities	(2)	–	–
Changes in assets and liabilities from operations
Accounts receivable	(23)	(96)	13
Equipment installment plans receivable	(246)	(134)	(189)
Inventory	8	118	(29)
Accounts payable	48	5	(98)
Customer deposits and deferred revenues	(54)	(37)	34
Accrued taxes	40	34	(99)
Accrued interest	(2)	4	1
Other assets and liabilities	(21)	(56)	(59)
Net cash provided by operating activities	501	555	172

Cash flows from investing activities
Cash paid for additions to property, plant and equipment	(443)	(581)	(605)
Cash paid for acquisitions and licenses	(53)	(286)	(38)
Cash received from divestitures and exchanges	21	317	180
Cash received for investments	–	–	50
Federal Communications Commission deposit	(143)	–	(60)
Other investing activities	–	1	2
Net cash used in investing activities	(618)	(549)	(471)

Cash flows from financing activities
Issuance of long-term debt	–	525	275
Repayment of long-term debt	(11)	–	–
Repayment of borrowing under revolving credit facility	–	–	(150)
Borrowing under revolving credit facility	–	–	150
Common shares reissued for benefit plans, net of tax payments	6	2	1
Common shares repurchased	(5)	(6)	(19)
Payment of debt issuance costs	(2)	(13)	(10)
Acquisition of assets in common control transaction	–	(2)	(76)
Distributions to noncontrolling interests	(1)	(6)	(3)
Payments to acquire additional interest in subsidiaries	–	(2)	–
Other financing activities	1	(1)	1
Net cash provided by (used in) financing activities	(12)	497	169

Net increase (decrease) in cash and cash equivalents	(129)	503	(130)

Cash and cash equivalents
Beginning of period	715	212	342
End of period	$586	$715	$212

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Balance Sheet — Assets

December 31,	2016	2015
(Dollars in millions)
Current assets
Cash and cash equivalents	$586	$715
Accounts receivable
Customers and agents, less allowances of $51 and $45, respectively	658	608
Roaming	16	20
Affiliated	2	–
Other, less allowances of $1 and $1, respectively	51	44
Inventory, net	138	149
Prepaid expenses	84	81
Other current assets	23	55
Total current assets	1,558	1,672

Assets held for sale	8	–

Licenses	1,886	1,834
Goodwill	370	370
Investments in unconsolidated entities	413	363

Property, plant and equipment
In service and under construction	7,712	7,669
Less: Accumulated depreciation and amortization	5,242	5,020
Property, plant and equipment, net	2,470	2,649

Other assets and deferred charges	405	172

Total assets[1]	$7,110	$7,060

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Balance Sheet — Liabilities and Equity

December 31,	2016	2015
(Dollars and shares in millions, except per share amounts)
Current liabilities
Current portion of long-term debt	$11	$11
Accounts payable
Affiliated	12	10
Trade	309	275
Customer deposits and deferred revenues	190	251
Accrued taxes	39	28
Accrued compensation	73	68
Other current liabilities	84	105
Total current liabilities	718	748

Deferred liabilities and credits
Deferred income tax liability, net	826	821
Other deferred liabilities and credits	302	290

Long-term debt, net	1,618	1,629

Commitments and contingencies

Noncontrolling interests with redemption features	1	1

Equity
U.S. Cellular shareholders’ equity
Series A Common and Common Shares
Authorized 190 shares (50 Series A Common and 140 Common Shares)
Issued 88 shares (33 Series A Common and 55 Common Shares)
Outstanding 85 shares (33 Series A Common and 52 Common Shares) and 84 shares (33 Series A Common and 51 Common Shares), respectively
Par Value ($1.00 per share) ($33 Series A Common and $55 Common Shares), respectively	88	88
Additional paid-in capital	1,522	1,497
Treasury shares, at cost, 3 and 4 Common Shares, respectively	(136)	(157)
Retained earnings	2,160	2,133
Total U.S. Cellular shareholders' equity	3,634	3,561

Noncontrolling interests	11	10

Total equity	3,645	3,571

Total liabilities and equity[1]	$7,110	$7,060

The accompanying notes are an integral part of these consolidated financial statements.

[1]

The consolidated total assets as of December 31, 2016 and 2015 include assets held by consolidated VIEs of $827 million and $658 million, respectively, which are not available to be used to settle the obligations of U.S. Cellular.  The consolidated total liabilities as of December 31, 2016 and 2015 include certain liabilities of consolidated VIEs of $19 million and $1 million, respectively, for which the creditors of the VIEs have no recourse to the general credit of U.S. Cellular.  See Note 13 — Variable Interest Entities for additional information.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total U.S. Cellular shareholders' equity	Noncontrolling interests	Total equity

(Dollars in millions)
December 31, 2015	$88	$1,497	$(157)	$2,133	$3,561	$10	$3,571
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	–	–	–	48	48	–	48
Net income attributable to noncontrolling interests classified as equity	–	–	–	–	–	2	2
Repurchase of Common Shares	–	–	(5)	-	(5)	–	(5)
Incentive and compensation plans	–	–	26	(21)	5	–	5
Stock-based compensation awards	–	25	–	–	25	–	25
Distributions to noncontrolling interests	–	–	–	–	–	(1)	(1)
December 31, 2016	$88	$1,522	$(136)	$2,160	$3,634	$11	$3,645

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total U.S. Cellular shareholders' equity	Noncontrolling interests	Total equity

(Dollars in millions)
December 31, 2014	$88	$1,473	$(169)	$1,910	$3,302	$11	$3,313
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	–	–	–	241	241	–	241
Repurchase of Common Shares	–	–	(6)	-	(6)	–	(6)
Incentive and compensation plans	–	–	18	(16)	2	–	2
Stock-based compensation awards	–	24	–	–	24	–	24
Tax windfall (shortfall) from stock awards	–	(1)	–	–	(1)	–	(1)
Distributions to noncontrolling interests	–	–	–	–	–	(1)	(1)
Acquisition of assets in common control transaction	–	1	–	(2)	(1)	–	(1)
December 31, 2015	$88	$1,497	$(157)	$2,133	$3,561	$10	$3,571

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total U.S. Cellular shareholders' equity	Noncontrolling interests	Total equity

(Dollars in millions)
December 31, 2013	$88	$1,425	$(165)	$2,043	$3,391	$18	$3,409
Add (Deduct)
Net loss attributable to U.S. Cellular shareholders	–	–	–	(43)	(43)	–	(43)
Net loss attributable to noncontrolling interests classified as equity	–	–	–	–	–	(4)	(4)
Repurchase of Common Shares	–	–	(19)	–	(19)	–	(19)
Incentive and compensation plans	–	–	15	(14)	1	–	1
Stock-based compensation awards	–	21	–	–	21	–	21
Tax windfall (shortfall) from stock awards	–	(1)	–	–	(1)	–	(1)
Distributions to noncontrolling interests	–	–	–	–	–	(3)	(3)
Acquisition of assets in common control transaction	–	29	–	(76)	(47)	–	(47)
Adjust investment in subsidiaries for noncontrolling interest purchases	–	(1)	–	–	(1)	–	(1)
December 31, 2014	$88	$1,473	$(169)	$1,910	$3,302	$11	$3,313

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies and Recent Accounting Pronouncements

United States Cellular Corporation (“U.S. Cellular”), a Delaware Corporation, is an 83%-owned subsidiary of Telephone and Data Systems, Inc. (“TDS”).

Nature of Operations

U.S. Cellular owns, operates and invests in wireless systems throughout the United States.  As of December 31, 2016, U.S. Cellular served customers with 5.0 million total connections.  U.S. Cellular has one reportable segment.

Principles of Consolidation

The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America (“GAAP”) as set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC.  The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries, general partnerships in which U.S. Cellular has a majority partnership interest, and variable interest entities (“VIEs”) in which U.S. Cellular is deemed the primary beneficiary.  Both VIE and primary beneficiary represent terms defined by GAAP.  See Note 13 — Variable Interest Entities for additional information relating to U.S. Cellular’s VIEs.  Intercompany accounts and transactions have been eliminated.

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

U.S. Cellular performs its annual impairment assessment of Licenses as of November 1 of each year or more frequently if there are events or circumstances that cause U.S. Cellular to believe the carrying value of Licenses exceeds their fair value on a more likely than not basis.  For purposes of its 2016 and 2015 impairment testing of Licenses, U.S. Cellular separated its FCC licenses into eight units of accounting.  The eight units of accounting consisted of one unit of accounting for developed operating market licenses (“built licenses”) and seven geographic non-operating market licenses (“unbuilt licenses”).

As of November 1, 2016 and 2015, U.S. Cellular performed a qualitative impairment assessment to determine whether it was more likely than not that the fair value of the built and unbuilt licenses exceed their carrying value.  Based on the impairment assessments performed, U.S. Cellular did not have an impairment of its Licenses in 2016 or 2015.  See Note 7 — Intangible Assets for additional details related to Licenses.

Goodwill

U.S. Cellular has Goodwill as a result of its acquisitions of wireless businesses.  Such Goodwill represents the excess of the total purchase price over the fair value of net assets acquired in these transactions.

For purposes of conducting its annual Goodwill impairment test as of November 1, 2016 and 2015, U.S. Cellular identified one reporting unit.  A discounted cash flow approach was used to value the reporting unit for purposes of the Goodwill impairment review. Based upon the impairment assessments performed, U.S. Cellular did not have an impairment of its Goodwill in 2016 or 2015.  See Note 7 — Intangible Assets for additional details related to Goodwill.

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

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets.  There were no material changes to useful lives of property, plant and equipment in 2016, 2015 or 2014.  See Note 9 — Property, Plant and Equipment for additional details related to useful lives.

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

Agent Liabilities

U.S. Cellular has relationships with agents, which are independent businesses that obtain customers for U.S. Cellular.  At December 31, 2016 and 2015, U.S. Cellular had accrued $57 million and $76 million, respectively, for amounts due to agents.  These amounts are included in Other current liabilities in the Consolidated Balance Sheet.

Debt Issuance Costs

Debt issuance costs include underwriters’ and legal fees and other charges related to issuing various borrowing instruments and other long-term agreements, and are amortized over the respective term of each instrument.  U.S. Cellular presents certain debt issuance costs in the balance sheet as an offset to the related debt obligation.  Debt issuance costs related to U.S. Cellular’s revolving credit facility are recorded in Other assets and deferred charges in the Consolidated Balance Sheet.

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

Loyalty Reward Program

In March 2015, U.S. Cellular announced that it would discontinue its loyalty reward program effective September 1, 2015.  All unredeemed reward points expired at that time and the deferred revenue balance of $58 million related to such expired points was recognized as service revenues.

U.S. Cellular followed the deferred revenue method of accounting for its loyalty reward program.  Under this method, revenue allocated to loyalty reward points was deferred.  The amount allocated to the loyalty points was based on the estimated retail price of the products and services for which points were redeemable divided by the number of loyalty points required to receive such products and services.  This was calculated on a weighted average basis and required U.S. Cellular to estimate the percentage of loyalty points that would be redeemed for each product or service.

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

Amounts Collected from Customers and Remitted to Governmental Authorities

U.S. Cellular records amounts collected from customers and remitted to governmental authorities on a net basis within a tax liability account if the tax is assessed upon the customer and U.S. Cellular merely acts as an agent in collecting the tax on behalf of the imposing governmental authority.  If the tax is assessed upon U.S. Cellular, then amounts collected from customers as recovery of the tax are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations.  The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $64 million, $77 million and $97 million for 2016, 2015 and 2014, respectively.

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

Advertising Costs

U.S. Cellular expenses advertising costs as incurred.  Advertising costs totaled $245 million, $231 million and $205 million in 2016, 2015 and 2014, respectively.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group.  For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group.  Under a tax allocation agreement between TDS and U.S. Cellular, U.S. Cellular remits its applicable income tax payments to TDS.  U.S. Cellular had a tax payable balance with TDS of $8 million as of December 31, 2016 and a tax receivable balance with TDS of $33 million as of December 31, 2015.

Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences.  Both deferred tax assets and liabilities are measured using the tax rates anticipated to be in effect when the temporary differences reverse.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.  Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.  U.S. Cellular evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment.  Deferred taxes are reported as a net non-current asset or liability by jurisdiction.  Any corresponding valuation allowance to reduce the amount of deferred tax assets is also recorded as non-current.

Stock-Based Compensation and Other Plans

U.S. Cellular has established a long-term incentive plan and a non-employee director compensation plan.  These plans are considered compensatory plans and, therefore, recognition of compensation cost for grants made under these plans is required.

U.S. Cellular recognizes stock compensation expense based upon the fair value of the specific awards granted using established valuation methodologies.  The amount of stock compensation cost recognized on either a straight-line basis or graded attribution method is based on the portion of the award that is expected to vest over the requisite service period which generally represents the vesting period.  Stock-based compensation cost recognized has been reduced for estimated forfeitures.  Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  See Note 16 — Stock-Based Compensation for additional information.

Defined Contribution Plans

U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries.  Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently.  Pension costs were $11 million in 2016, 2015 and 2014.

U.S. Cellular also participates in a defined contribution retirement savings plan (“401(k) plan”) sponsored by TDS.  Total costs incurred for U.S. Cellular’s contributions to the 401(k) plan were $16 million, $15 million and $15 million in 2016, 2015 and 2014, respectively.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”) and has since amended the standard with Accounting Standards Update 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, Accounting Standards Update 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), Accounting Standards Update 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, Accounting Standards Update 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, and Accounting Standards Update 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers.  These standards replace existing revenue recognition rules with a single comprehensive model to use in accounting for revenue arising from contracts with customers.  U.S. Cellular is required to adopt ASU 2014-09, as amended, on January 1, 2018.  Early adoption as of January 1, 2017 is permitted; however, U.S. Cellular did not adopt early.  ASU 2014-09, as amended, impacts U.S. Cellular’s revenue recognition related to the allocation of contract revenues between various services and equipment, and the timing of when those revenues are recognized.  In addition, ASU 2014-09 requires deferral of incremental contract acquisition and fulfillment costs and subsequent expense recognition over the contract period or expected customer life.  U.S. Cellular has identified that new systems, processes and controls are required to adopt ASU 2014-09, as amended.  U.S. Cellular has substantially completed the design and development of new systems to perform revenue recognition accounting under the provisions of ASU 2014-09, as amended, and is currently engaged in the process of testing these new systems.  U.S. Cellular expects to transition to the new standard under the modified retrospective transition method whereby a cumulative effect adjustment is recognized upon adoption and the guidance is applied prospectively.  Upon adoption, the cumulative effect adjustment is expected to include the establishment of contract asset and contract liability accounts with a corresponding adjustment to retained earnings to reflect the reallocation of revenues between service and equipment.  Reallocation impacts generally arise when bundle discounts are provided in a contract arrangement that includes equipment and service performance obligations.  In these cases, the revenue will be reallocated according to the relative stand-alone selling prices of the performance obligations included in the bundle and this may be different than how the revenue is billed to the customer and recognized under current guidance.  In addition, contract cost assets will be established to reflect costs that will be deferred as incremental contract acquisition costs.  Incremental contract acquisition costs generally relate to commission costs paid to sales associates.  U.S. Cellular is evaluating the full effects that adoption of ASU 2014-09, as amended, will have on its financial position and results of operations.

In July 2015, the FASB issued Accounting Standards Update 2015-11, Inventory: Simplifying the Measurement of Inventory (“ASU 2015-11”), which requires inventory to be measured at the lower of cost or net realizable value.  U.S. Cellular adopted ASU 2015-11 on January 1, 2017.  The adoption of ASU 2015-11 will not have a significant impact on U.S. Cellular’s financial position or results of operations.

In January 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”).  This ASU introduces changes to current accounting for equity investments and financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments.  U.S. Cellular is required to adopt ASU 2016-01 on January 1, 2018.  Certain provisions are eligible for early adoption.  The adoption of ASU 2016-01 is not expected to have a significant impact on U.S. Cellular’s financial position or results of operations.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”).  ASU 2016-02 requires lessees to record a right-of-use asset and lease liability for almost all leases.  This ASU does not substantially impact lessor accounting.  U.S. Cellular is required to adopt ASU 2016-02 on January 1, 2019.  Early adoption is permitted.  Upon adoption of ASU 2016-02, U.S. Cellular expects a substantial increase to assets and liabilities on its balance sheet.  U.S. Cellular is evaluating the full effects that adoption of ASU 2016-02 will have on its financial position and results of operations.

In March 2016, the FASB issued Accounting Standards Update 2016-04, Liabilities – Extinguishments of Liabilities: Recognition of Breakage from Certain Prepaid Stored-Value Products (“ASU 2016-04”).  ASU 2016-04 requires companies that sell prepaid stored-value products redeemable for goods, services or cash at third-party merchants to recognize breakage (i.e., the value that is ultimately not redeemed by the consumer) in a way that is consistent with how it will be recognized under the new revenue recognition standard.  U.S. Cellular is required to adopt ASU 2016-04 on January 1, 2018.  Early adoption is permitted.  The adoption of ASU 2016-04 is not expected to have a significant impact on U.S. Cellular’s financial position or results of operations.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”).  ASU 2016-09 intends to simplify the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.  U.S. Cellular adopted ASU 2016-09 on January 1, 2017.  Upon adoption, U.S. Cellular will no longer record adjustments in Additional paid-in capital relating to the tax consequences of share-based payment transactions.  Future tax windfalls and shortfalls will be recognized as discrete items within Income tax expense (benefit) on the Consolidated Statement of Operations in the period in which they occur.  U.S. Cellular has elected to continue to reduce stock compensation expense for estimated forfeitures.  U.S. Cellular’s adoption of this standard is not expected to have a significant impact on its financial position or results of operations, except as it relates to income tax expense, which will be directly impacted in future periods upon the exercise of stock options and the vesting of restricted stock awards.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”).  ASU 2016-13 requires entities to use a new forward-looking, expected loss model to estimate credit losses.  It also requires additional disclosure relating to the credit quality of trade and other receivables, including information relating to management’s estimate of credit allowances.  U.S. Cellular is required to adopt ASU 2016-13 on January 1, 2020.  Early adoption as of January 1, 2019 is permitted.  U.S. Cellular is evaluating the effects that adoption of ASU 2016-13 will have on its financial position, results of operations and disclosures.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”).  ASU 2016-15 provides guidance on eight targeted cash flow classification issues.  U.S. Cellular adopted ASU 2016-15 on December 31, 2016.  U.S. Cellular has historically followed the guidance prescribed by ASU 2016-15 for past transactions and therefore the adoption of ASU 2016-15 had no impact on U.S. Cellular’s statement of cash flows.

In October 2016, the FASB issued Accounting Standards Update 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (“ASU 2016-16”).  ASU 2016-16 impacts the accounting for the income tax consequences of intra-entity transfers of assets other than inventory when the transfer occurs between entities in different tax jurisdictions.  U.S. Cellular is required to adopt ASU 2016-16 on January 1, 2018.  Early adoption is permitted.  The adoption of ASU 2016-16 is not expected to have a significant impact on U.S. Cellular’s financial position or results of operations.

In October 2016, the FASB issued Accounting Standards Update 2016-17, Consolidation: Interests Held through Related Parties That Are under Common Control (“ASU 2016-17”).  ASU 2016-17 provides guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in an entity held through related parties that are under common control.  U.S. Cellular adopted ASU 2016-17 on January 1, 2017.  The adoption of ASU 2016-17 will not have an impact on U.S. Cellular’s financial position or results of operations.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”).  ASU 2016-18 provides guidance on the placement and reconciliation of restricted cash in the statement of cash flows.  U.S. Cellular is required to adopt ASU 2016-18 on January 1, 2018.  Early adoption is permitted.  The adoption of ASU 2016-18 is not expected to have a significant impact on U.S. Cellular’s statement of cash flows.

In January 2017, the FASB issued Accounting Standards Update 2017-01, Business Combinations: Clarifying the Definition of a Business (“ASU 2017-01”).  ASU 2017-01 clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses.  U.S. Cellular is required to adopt ASU 2017-01 on January 1, 2018.  U.S. Cellular adopted ASU 2017-01 on January 1, 2017.  The adoption of ASU 2017-01 did not have an impact on U.S. Cellular’s financial position or results of operations, but it may impact the accounting for future acquisitions and dispositions of businesses and assets.

In January 2017, the FASB issued Accounting Standards Update 2017-04, Intangibles — Goodwill and Other: Simplifying the Test for Goodwill Impairment (“ASU 2017-04”).  ASU 2017-04 eliminates Step 2 of the current goodwill impairment test.  Goodwill impairment loss will be measured as the amount by which a reporting unit’s carrying amount exceeds its fair value.  U.S. Cellular is required to adopt ASU 2017-04 on January 1, 2020.  Early adoption is permitted.  U.S. Cellular is assessing whether it will early adopt ASU 2017-04.  ASU 2017-04 could impact U.S. Cellular’s results of operations upon early adoption or the effective date should it fail the goodwill impairment test.

Note 2 Fair Value Measurements

As of December 31, 2016 and 2015, U.S. Cellular did not have any material financial or nonfinancial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP.

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

	Level within the Fair Value Hierarchy	December 31, 2016		December 31, 2015
		Book Value	Fair Value	Book Value	Fair Value
(Dollars in millions)
Cash and cash equivalents	1	$586	$586	$715	$715
Long-term debt
Retail	2	917	929	917	929
Institutional	2	533	532	533	501
Other	2	203	203	214	214

The fair value of Cash and cash equivalents approximates the book value due to the short-term nature of these financial instruments.  Long-term debt excludes capital lease obligations and the current portion of Long-term debt.  The fair value of “Retail” Long-term debt was estimated using market prices for the 6.95% Senior Notes, 7.25% 2063 Senior Notes and 7.25% 2064 Senior Notes.  U.S. Cellular’s “Institutional” debt consists of the 6.7% Senior Notes which are traded over the counter.  U.S. Cellular’s “Other” debt consists of a senior term loan credit facility.  U.S. Cellular estimated the fair value of its Institutional and Other debt through a discounted cash flow analysis using the interest rates or estimated yield to maturity for each borrowing, which ranged from 3.78% to 6.93% and 3.19% to 7.51% at December 31, 2016 and 2015, respectively.

Note 3 Equipment Installment Plans

U.S. Cellular sells devices to customers under equipment installment contracts over a specified time period.  For certain equipment installment plans, after a specified period of time or amount of payments, the customer may have the right to upgrade to a new device and have the remaining unpaid equipment installment contract balance waived, subject to certain conditions, including trading in the original device in good working condition and signing a new equipment installment contract.  U.S. Cellular values this trade-in right as a guarantee liability.  The guarantee liability is initially measured at fair value and is determined based on assumptions including the probability and timing of the customer upgrading to a new device and the fair value of the device being traded-in at the time of trade-in.  As of December 31, 2016 and 2015, the guarantee liability related to these plans was $33 million and $93 million, respectively, and is reflected in Customer deposits and deferred revenues in the Consolidated Balance Sheet.

U.S. Cellular equipment installment plans do not provide for explicit interest charges.  Because equipment installment plans have a duration of greater than twelve months, U.S. Cellular imputes interest.  U.S. Cellular records imputed interest as a reduction to the related accounts receivable and it is recognized over the term of the installment agreement.  Equipment installment plan receivables had a weighted average effective imputed interest rate of 11.2% and 9.7% as of December 31, 2016 and 2015, respectively.

The following table summarizes equipment installment plan receivables as of December 31, 2016 and 2015.

December 31,	2016	2015
(Dollars in millions)
Equipment installment plan receivables, gross	$628	$381
Deferred interest	(53)	(23)
Equipment installment plan receivables, net of deferred interest	575	358
Allowance for credit losses	(50)	(26)
Equipment installment plan receivables, net	$525	$332

Net balance presented in the Consolidated Balance Sheet as:
Accounts receivable — Due from customers and agents (Current portion)	$345	$264
Other assets and deferred charges (Non-current portion)	180	68
Equipment installment plan receivables, net	$525	$332

U.S. Cellular uses various inputs, including internal data, information from the credit bureaus and other sources, to evaluate the credit profiles of its customers.  From this evaluation, a credit class is assigned to the customer that determines the number of eligible lines, the amount of credit available, and the down payment requirement, if any.  Customers assigned to credit classes requiring no down payment represent a lower risk category, whereas those assigned to credit classes requiring a down payment represent a higher risk category.  The balance and aging of the equipment installment plan receivables on a gross basis by credit category were as follows:

	December 31, 2016			December 31, 2015
	Lower Risk	Higher Risk	Total	Lower Risk	Higher Risk	Total
(Dollars in millions)
Unbilled	$553	$38	$591	$343	$11	$354
Billed — current	23	2	25	17	1	18
Billed — past due	10	2	12	8	1	9
Equipment installment plan receivables, gross	$586	$42	$628	$368	$13	$381

The activity in the allowance for credit losses balance for the equipment installment plan receivables was as follows:

	2016	2015
(Dollars in millions)
Allowance for credit losses, beginning of year	$26	$10
Bad debts expense	63	49
Write-offs, net of recoveries	(39)	(33)
Allowance for credit losses, end of year	$50	$26

U.S. Cellular recorded out-of-period adjustments in 2016 due to errors related to equipment installment plan transactions occurring in 2015 (“2016 EIP adjustments”).  The 2016 EIP adjustments had the impact of increasing Equipment sales revenues by $2 million, decreasing bad debts expense, which is a component of Selling, general and administrative expense, by $2 million and increasing Income before income taxes by $4 million in 2016.  Additionally, U.S. Cellular recorded out-of-period adjustments in 2015 due to errors related to equipment installment plan transactions (“2015 EIP adjustments”) that were attributable to 2014.  The 2015 EIP adjustments had the impact of reducing Equipment sales revenues and Income before income taxes by $6 million in 2015.  U.S. Cellular has determined that these adjustments were not material to any of the periods impacted.

Note 4 Income Taxes

U.S. Cellular is included in a consolidated federal income tax return and in certain state income tax returns with other members of the TDS consolidated group.  For financial statement purposes, U.S. Cellular and its subsidiaries compute their income tax expense as if they comprised a separate affiliated group and were not included in the TDS consolidated group.

U.S. Cellular’s current income taxes balances at December 31, 2016 and 2015 were as follows:

December 31,	2016	2015
(Dollars in millions)
Federal income taxes receivable (payable)	$(8)	$33
Net state income taxes receivable	–	1

Income tax expense (benefit) is summarized as follows:

Year Ended December 31,	2016	2015	2014
(Dollars in millions)
Current
Federal	$29	$97	$(79)
State	(2)	5	9
Deferred
Federal	1	48	45
State	5	7	7
State - valuation allowance adjustment	–	–	6
Total income tax expense (benefit)	$33	$157	$(12)

A reconciliation of U.S. Cellular’s income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular’s effective income tax expense rate is as follows:

Year Ended December 31,	2016		2015		2014
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense and rate	$29	35.0%	$141	35.0%	$(21)	35.0%
State income taxes, net of federal benefit[1]	3	3.6	8	2.1	12	(20.8)
Effect of noncontrolling interests	(1)	(1.1)	3	0.6	(6)	9.8
Other differences, net	2	2.2	5	1.0	3	(3.9)
Total income tax expense (benefit) and rate	$33	39.7%	$157	38.7%	$(12)	20.1%

[1]

State income taxes, net of federal benefit, include changes in unrecognized tax benefits as well as adjustments to the valuation allowance.  During the third quarter of 2014, U.S. Cellular recorded a $6 million increase to income tax expense related to a valuation allowance recorded against certain state deferred tax assets.

Significant components of U.S. Cellular’s deferred income tax assets and liabilities at December 31, 2016 and 2015 were as follows:

December 31,	2016	2015
(Dollars in millions)
Deferred tax assets
Net operating loss (“NOL”) carryforwards	$88	$79
Stock-based compensation	26	24
Compensation and benefits - other	21	20
Deferred rent	21	19
Other	56	79
Total deferred tax assets	212	221
Less valuation allowance	(65)	(55)
Net deferred tax assets	147	166
Deferred tax liabilities
Property, plant and equipment	473	517
Licenses/intangibles	326	306
Partnership investments	173	162
Total deferred tax liabilities	972	985
Net deferred income tax liability	$825	$819

Presented in the Consolidated Balance Sheet as:
Deferred income tax liability, net	$826	$821
Other assets and deferred charges	(1)	(2)
Net deferred income tax liability	$825	$819

At December 31, 2016, U.S. Cellular and certain subsidiaries had $1,845 million of state NOL carryforwards (generating a $70 million deferred tax asset) available to offset future taxable income.  The state NOL carryforwards expire between 2017 and 2036.  Certain subsidiaries had federal NOL carryforwards (generating an $18 million deferred tax asset) available to offset their future taxable income.  The federal NOL carryforwards expire between 2018 and 2036.  A valuation allowance was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

A summary of U.S. Cellular’s deferred tax asset valuation allowance is as follows:

	2016	2015	2014
(Dollars in millions)
Balance at beginning of year	$55	$53	$43
Charged to income tax expense	10	2	10
Balance at end of year	$65	$55	$53

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2016	2015	2014
(Dollars in millions)
Unrecognized tax benefits balance at beginning of year	$39	$36	$29
Additions for tax positions of current year	12	7	8
Additions for tax positions of prior years	3	1	–
Reductions for tax positions of prior years	(1)	–	(1)
Reductions for lapses in statutes of limitations	(10)	(5)	–
Unrecognized tax benefits balance at end of year	$43	$39	$36

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet.  If these benefits were recognized, they would have reduced income tax expense in 2016, 2015 and 2014 by $29 million, $25 million and $23 million, respectively, net of the federal benefit from state income taxes.

U.S. Cellular recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense (benefit).  The amounts charged to income tax expense related to interest and penalties resulted in a benefit of $2 million in 2016 and an expense of $1 million and $4 million in 2015 and 2014, respectively.  Net accrued liabilities for interest and penalties were $15 million and $17 million at December 31, 2016 and 2015, respectively, and are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

U.S. Cellular is included in TDS’ consolidated federal and certain state income tax returns. U.S. Cellular also files certain state and local income tax returns separately from TDS.  With only limited exceptions, TDS is no longer subject to federal income tax audits for the years prior to 2013. With only a few exceptions, TDS is no longer subject to state income tax audits for years prior to 2012.

Note 5 Earnings Per Share

Basic earnings (loss) per share attributable to U.S. Cellular shareholders is computed by dividing Net income (loss) attributable to U.S. Cellular shareholders by the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share attributable to U.S. Cellular shareholders is computed by dividing Net income (loss) attributable to U.S. Cellular shareholders by the weighted average number of common shares outstanding during the period adjusted to include the effects of potentially dilutive securities.  Potentially dilutive securities primarily include incremental shares issuable upon the exercise of outstanding stock options and the vesting of restricted stock units.

The amounts used in computing earnings (loss) per common share and the effects of potentially dilutive securities on the weighted average number of common shares were as follows:

Year Ended December 31,	2016	2015	2014
(Dollars and shares in millions, except per share amounts)
Net income (loss) attributable to U.S. Cellular shareholders	$48	$241	$(43)

Weighted average number of shares used in basic earnings (loss) per share	85	84	84
Effect of dilutive securities [1]	–	1	–
Weighted average number of shares used in diluted earnings (loss) per share	85	85	84

Basic earnings (loss) per share attributable to U.S. Cellular shareholders	$0.56	$2.86	$(0.51)

Diluted earnings (loss) per share attributable to U.S. Cellular shareholders	$0.56	$2.84	$(0.51)

[1]	There were no effects of dilutive securities in 2014 due to the net loss for the year.

Certain Common Shares issuable upon the exercise of stock options or vesting of restricted stock units were not included in average diluted shares outstanding for the calculation of Diluted earnings (loss) per share attributable to U.S. Cellular shareholders because their effects were antidilutive.  The number of such Common Shares excluded was 3 million shares, 4 million shares and 4 million shares for 2016, 2015 and 2014 respectively.

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

These agreements require Sprint to reimburse U.S. Cellular up to $200 million (the “Sprint Cost Reimbursement”) for certain network decommissioning costs, network site lease rent and termination costs, network access termination costs, and employee termination benefits for specified engineering employees.  As of December 31, 2016, U.S. Cellular had received a cumulative total of $118 million pursuant to the Sprint Cost Reimbursement.  Sprint Cost Reimbursement totaling $7 million, $30 million and $71 million had been received and recorded in Cash received from divestitures and exchanges in the Consolidated Statement of Cash Flows in 2016, 2015, and 2014, respectively.

As a result of the Divestiture Transaction, U.S. Cellular recognized gains of $6 million and $29 million in (Gain) loss on sale of business and other exit costs, net, in 2015 and 2014, respectively.

Other Acquisitions, Divestitures and Exchanges

  In July 2016, the FCC announced U.S. Cellular as a qualified bidder in the FCC’s forward auction of 600 MHz spectrum licenses, referred to as Auction 1002, which then commenced in August 2016.  In the second quarter of 2016, U.S. Cellular made an upfront payment to the FCC of $143 million to establish its initial bidding eligibility.  The auction deposit is recorded as a component of Other assets and deferred charges as of December 31, 2016.  The Clock Phase of the auction was completed in February 2017 and based on the results of this phase, U.S. Cellular is committed to purchase 600 MHz spectrum licenses for a minimum amount of $327 million, subject to increase as the FCC completes the Assignment Phase of the auction, which is pending.  U.S. Cellular expects to be obligated to pay for the total committed amount, less the $143 million deposit, in the second quarter of 2017.
  In March 2016, U.S. Cellular entered into an agreement with a third party to transfer FCC licenses in non-operating markets and receive FCC licenses in operating markets.  The agreement provided for the transfer of certain AWS and PCS spectrum licenses to U.S. Cellular in exchange for U.S. Cellular transferring certain PCS spectrum licenses with a carrying value of $8 million and $1 million of cash to the third party.  This transaction closed in the fourth quarter of 2016, at which time U.S. Cellular recorded a gain of $3 million.
  In February 2016, U.S. Cellular entered into an agreement with a third party to exchange certain 700 MHz licenses for certain AWS and PCS licenses and $28 million of cash.  This license exchange was accomplished in two closings.  The first closing occurred in the second quarter of 2016 at which time U.S. Cellular received $13 million of cash and recorded a gain of $9 million.  The remaining licenses with a carrying value of $8 million were classified as “Assets held for sale” in the Consolidated Balance Sheet as of December 31, 2016.  The second closing occurred in February 2017 at which time U.S. Cellular received cash proceeds of $15 million and expects to recognize a gain.
  In February 2016, U.S. Cellular entered into an additional agreement with a third party that provided for the transfer of certain AWS spectrum licenses and $2 million in cash to U.S. Cellular, in exchange for U.S. Cellular transferring certain AWS, PCS and 700 MHz licenses with a carrying value of $7 million to the third party.  This transaction closed in the third quarter of 2016, at which time U.S. Cellular recorded a gain of $7 million.
  In 2015 and 2016, U.S. Cellular entered into multiple agreements to purchase spectrum licenses located in U.S. Cellular’s existing operating markets.  The aggregate purchase price for these spectrum licenses is $57 million, of which $53 million closed in 2016.  The remaining agreements are expected to close in early 2017.
  In March 2015, U.S. Cellular exchanged certain of its unbuilt PCS licenses for certain other PCS licenses located in U.S. Cellular’s existing operating markets and $117 million of cash.  As of the transaction date, the licenses received in the transaction had an estimated fair value, per a market approach, of $43 million.  A gain of $125 million was recorded in (Gain) loss on license sales and exchanges, net in the Consolidated Statement of Operations in the first quarter of 2015.
  U.S. Cellular participated in Auction 97 indirectly through its limited partnership interest in Advantage Spectrum.  Advantage Spectrum was the provisional winning bidder for 124 licenses for an aggregate winning bid of $338 million, after its designated entity discount of 25%.  Advantage Spectrum’s bid amount, less the upfront payment of $60 million paid in 2014, was paid to the FCC in March 2015.  These licenses were granted by the FCC in July 2016.  See Note 14 — Variable Interest Entities for additional information.

  In December 2014, U.S. Cellular entered into an agreement with a third party to sell 595 towers and certain related contracts, assets, and liabilities for $159 million.  This agreement and related transactions are referred to as the “Tower Sale” and were accomplished in two closings.  The first closing occurred in December 2014 and included the sale of 236 towers, without tenants, for $10 million.  On this same date, U.S. Cellular received $8 million in earnest money.  At the time of the first closing, a $4 million gain was recorded.  The second closing for the remaining 359 towers, primarily with tenants, took place in January 2015, at which time U.S. Cellular received $142 million in additional cash proceeds and recorded a gain of $108 million in (Gain) loss on sale of business and other exit costs, net.
  In September 2014, U.S. Cellular entered into an agreement with a third party to exchange certain PCS and AWS licenses for certain other PCS and AWS licenses and $28 million of cash.  This license exchange was accomplished in two closings.  The first closing occurred in December 2014 at which time U.S. Cellular transferred licenses to the counterparty with a net book value of $11 million, received licenses with an estimated fair value, per a market approach, of $52 million, recorded a $22 million gain and recorded an $18 million deferred credit in Other current liabilities.  The license that was transferred to the counterparty in the second closing had a net book value of $22 million.  The second closing occurred in July 2015.  At the time of the second closing, U.S. Cellular received $28 million in cash and recognized the deferred credit from the first closing resulting in a total gain of $24 million recorded on this part of the license exchange.
  In May 2014, U.S. Cellular entered into a License Purchase and Customer Recommendation Agreement with Airadigm Communications, Inc. (“Airadigm”), a wholly-owned subsidiary of TDS.  In September 2014, pursuant to the License Purchase and Customer Recommendation Agreement, Airadigm transferred FCC spectrum licenses and certain tower assets in certain markets in Wisconsin, Iowa, Minnesota and Michigan, for $92 million in cash to U.S. Cellular.  Since both parties to this transaction are controlled by TDS, upon closing, U.S. Cellular recorded the transferred assets at Airadigm’s net book value of $15 million.  The difference between the consideration paid and the net book value of the transferred assets was recorded as a reduction of U.S. Cellular’s Retained earnings.  In addition, a deferred tax asset was recorded for the difference between the consideration paid and the net book value of the transferred assets, which increased U.S. Cellular’s Additional paid-in capital.
  In March 2014, U.S. Cellular sold the majority of its St. Louis area non-operating market spectrum license for $92 million.  A gain of $76 million was recorded in (Gain) loss on license sales and exchanges, net in the Consolidated Statement of Operations in the first quarter of 2014.
  In February 2014, U.S. Cellular completed an exchange whereby U.S. Cellular received one E block PCS spectrum license covering Milwaukee, WI in exchange for one D block PCS spectrum license covering Milwaukee, WI.  The exchange of licenses provided U.S. Cellular with spectrum to meet anticipated future capacity and coverage requirements.  No cash, customers, network assets, other assets or liabilities were included in the exchange.  As a result of this transaction, U.S. Cellular recognized a gain of $16 million, which was recorded in (Gain) loss on license sales and exchanges, net in the Consolidated Statement of Operations in the first quarter of 2014.

Note 7 Intangible Assets

Activity related to U.S. Cellular's Licenses and Goodwill is presented below.  See Note 6 — Acquisitions, Divestitures and Exchanges for information regarding transactions which affected Licenses during the periods.

Licenses

	2016	2015
(Dollars in millions)
Balance at beginning of year	$1,834	$1,443
Acquisitions	53	346
Transferred to Assets held for sale	(8)	–
Exchanges - Licenses received	25	43
Exchanges - Licenses surrendered	(18)	–
Other	–	2
Balance at end of year	$1,886	$1,834

Goodwill

There were no significant changes to Goodwill during 2016 or 2015.

Note 8 Investments in Unconsolidated Entities

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a noncontrolling interest. These investments are accounted for using either the equity or cost method as shown in the following table:

December 31,	2016	2015
(Dollars in millions)
Equity method investments:
Capital contributions, loans, advances and adjustments	$108	$112
Cumulative share of income	1,577	1,432
Cumulative share of distributions	(1,276)	(1,183)
Total equity method investments	409	361
Cost method investments	4	2
Total investments in unconsolidated entities	$413	$363

The following tables, which are based on information provided in part by third parties, summarize the combined assets, liabilities and equity, and results of operations of U.S. Cellular’s equity method investments:

December 31,	2016	2015
(Dollars in millions)
Assets
Current	$739	$632
Due from affiliates	387	89
Property and other	4,615	4,555
Total assets	$5,741	$5,276

Liabilities and Equity
Current liabilities	$466	$808
Deferred credits	184	237
Long-term liabilities	187	147
Long-term capital lease obligations	6	2
Partners' capital and shareholders' equity	4,898	4,082
Total liabilities and equity	$5,741	$5,276

Year Ended December 31,	2016	2015	2014
(Dollars in millions)
Results of Operations
Revenues	$6,747	$6,958	$6,669
Operating expenses	5,047	5,226	5,036
Operating income	1,700	1,732	1,633
Other income (expense), net	(11)	(7)	1
Net income	$1,689	$1,725	$1,634

Note 9 Property, Plant and Equipment

Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2016 and 2015 were as follows:

December 31,	Useful Lives (Years)	2016	2015
(Dollars in millions)
Land	N/A	$35	$36
Buildings	20	297	295
Leasehold and land improvements	1-30	1,153	1,103
Cell site equipment	7-25	3,383	3,383
Switching equipment	5-8	976	960
Office furniture and equipment	3-5	420	502
Other operating assets and equipment	3-5	53	79
System development	1-7	1,217	1,169
Work in process	N/A	178	142
Total property, plant and equipment, gross		7,712	7,669
Accumulated depreciation and amortization		(5,242)	(5,020)
Total property, plant and equipment, net		$2,470	$2,649

Depreciation and amortization expense totaled $607 million, $596 million and $593 million in 2016, 2015 and 2014, respectively.  In 2016, 2015 and 2014, (Gain) loss on asset disposals, net included charges of $22 million, $16 million and $21 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service in the normal course of business.

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

In 2016 and 2015, U.S. Cellular performed a review of the assumptions and estimated costs related to its asset retirement obligations.  The results of the reviews (identified as “Revisions in estimated cash outflows”) and other changes in asset retirement obligations during 2016 and 2015 were as follows:

	2016	2015
(Dollars in millions)
Balance at beginning of year	$158	$152
Additional liabilities accrued	1	2
Revisions in estimated cash outflows	5	(1)
Disposition of assets	(1)	(6)
Accretion expense	11	11
Balance at end of year	$174	$158

Note 11 Debt

Revolving Credit Facility

At December 31, 2016, U.S. Cellular had a revolving credit facility available for general corporate purposes.  In June 2016, U.S. Cellular entered into a $300 million revolving credit agreement with certain lenders and other parties.  As a result of the new agreement, U.S. Cellular’s revolving credit agreement due to expire in December 2017 was terminated.  Amounts under the revolving credit facility may be borrowed, repaid and reborrowed from time to time until maturity in June 2021.  As of December 31, 2016, there were no outstanding borrowings under the revolving credit facility, except for letters of credit.  Interest expense representing commitment fees on the unused portion of the revolving line of credit was $1 million in each of 2016, 2015 and 2014.  The commitment fees are based on the unsecured senior debt ratings assigned to U.S. Cellular by certain ratings agencies.

The following table summarizes the revolving credit facility as of December 31, 2016:

(Dollars in millions)
Maximum borrowing capacity	$300
Letters of credit outstanding	$2
Amount borrowed	$–
Amount available for use	$298

Borrowings under the revolving credit facility bear interest either at a LIBOR rate plus 1.75% or at an alternative Base Rate as defined in the revolving credit agreement plus 0.75%, at U.S. Cellular’s option.  U.S. Cellular may select a borrowing period of either one, two, three or six months (or other period of twelve months or less if requested by U.S. Cellular and approved by the lenders).  U.S. Cellular’s credit spread and commitment fees on its revolving credit facility may be subject to increase if its current credit rating from nationally recognized credit rating agencies is lowered, and may be subject to decrease if the rating is raised.

In connection with U.S. Cellular’s revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated June 15, 2016 together with the administrative agent for the lenders under U.S. Cellular’s revolving credit agreement.  Pursuant to this subordination agreement, (a) any consolidated funded indebtedness from U.S. Cellular to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from U.S. Cellular to TDS (other than “refinancing indebtedness” as defined in the subordination agreement) in excess of $105 million and (ii) refinancing indebtedness in excess of $250 million will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under U.S. Cellular’s revolving credit agreement.  As of December 31, 2016, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the revolving credit agreement pursuant to the subordination agreement.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing.  U.S. Cellular believes it was in compliance as of December 31, 2016 with all covenants and other requirements set forth in the revolving credit facility.

The revolving credit agreement includes the following financial covenants:

  Consolidated Interest Coverage Ratio may not be less than 3.00 to 1.00 as of the end of any fiscal quarter.
  Consolidated Leverage Ratio may not be greater than the ratios indicated as of the end of any fiscal quarter for each period specified below:
Period	Ratios

From the agreement date of June 15, 2016 through June 30, 2019	3.25 to 1.00

From July 1, 2019 and thereafter	3.00 to 1.00

Certain U.S. Cellular wholly-owned subsidiaries have jointly and severally unconditionally guaranteed the payment and performance of the obligations of U.S. Cellular under the revolving credit agreement pursuant to a guaranty dated June 15, 2016.  Other subsidiaries that meet certain criteria will be required to provide a similar guaranty in the future.  U.S. Cellular believes it was in compliance with all of the financial and other covenants and requirements set forth in its revolving credit facility as of December 31, 2016.

Term Loan

In July 2015, U.S. Cellular borrowed $225 million on a senior term loan credit facility in two separate draws.  This facility was entered into in January 2015 and amended and restated in June 2016.  The interest rate on outstanding borrowings is reset at three and six month intervals at a rate of LIBOR plus 250 basis points.  This credit facility provides for the draws to be continued on a long-term basis under terms that are readily determinable.  U.S. Cellular has the ability and intent to carry the debt for the duration of the agreement.  Principal reductions are due and payable in quarterly installments of $3 million beginning in March 2016 through December 2021, and the remaining unpaid balance will be due and payable in January 2022.  The senior term loan credit facility contains financial covenants and subsidiary guarantees that are consistent with the revolving credit agreements described above.  This facility was entered into for general corporate purposes, including working capital, spectrum purchases and capital expenditures.  U.S. Cellular believes that it was in compliance with all of the financial and other covenants and requirements set forth in its term loan credit facility as of December 31, 2016.

In connection with U.S. Cellular’s term loan credit facility, TDS and U.S. Cellular entered into a subordination agreement in June 2016 together with the administrative agent for the lenders under U.S. Cellular’s term loan credit agreement, which is substantially the same as the subordination agreement in the U.S. Cellular revolving credit facility described above.  As of December 31, 2016, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the term loan facility pursuant to this subordination agreement.

Other Long-Term Debt

Long-term debt as of December 31, 2016 and 2015 was as follows:

				December 31,
				2016			2015
	Issuance date	Maturity date	Call date (any time on or after)	Principal Amount	Less Unamortized discount and debt issuance costs	Total	Principal Amount	Less Unamortized discount and debt issuance costs	Total
(Dollars in millions)
Unsecured Senior Notes
6.700%	Dec 2003 and June 2004	Dec 2033	Dec 2003 and June 2004	$544	$15	$529	$544	$15	$529
6.950%	May 2011	May 2060	May 2016	342	11	331	342	11	331
7.250%	Dec 2014	Dec 2063	Dec 2019	275	10	265	275	10	265
7.250%	Nov 2015	Dec 2064	Dec 2020	300	10	290	300	10	290
Term Loan	Jul 2015	Jan 2022		214	2	212	225	2	223
Obligation on capital leases				2	–	2	2	–	2
Total long-term debt				$1,677	$48	$1,629	$1,688	$48	$1,640
Long-term debt, current						$11			$11
Long-term debt, noncurrent						$1,618			$1,629

U.S. Cellular may redeem its 6.95% Senior Notes, 7.25% 2063 Senior Notes and 7.25% 2064 Senior Notes, in whole or in part at any time after the respective call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest.  U.S. Cellular may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points.

Interest on the Senior Notes outstanding at December 31, 2016 is payable quarterly, with the exception of the 6.7% Senior Notes for which interest is payable semi-annually.

The annual requirements for principal payments on long-term debt are approximately $11 million for each year 2017 through 2021.

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

Note 12 Commitments and Contingencies

Agreements

During 2016, U.S. Cellular entered into agreements with Apple to purchase certain minimum quantities of Apple iPhone products and fund marketing programs related to the Apple iPhone products over a three-year period beginning in September 2016.  Based on current forecasts, U.S. Cellular estimates that the remaining contractual commitment as of December 31, 2016 under these agreements is approximately $1,351 million.  At this time, U.S. Cellular expects to meet its contractual commitments with Apple.

In November 2014, U.S. Cellular executed a Master Statement of Work (“Master”) and certain other documents with Amdocs Software Systems Limited (“Amdocs”).  The agreement provides that U.S. Cellular will outsource to Amdocs certain support functions for its Billing and Operations Support System (“B/OSS”).  Such functions include application support, billing operations and some infrastructure services.  In October 2016, U.S. Cellular executed two Statements of Work (“SOW”) with Amdocs for continued development and support related to its billing system.  Both the Master and SOW agreements have terms through September 30, 2019, with the Master being subject to five one-year renewal periods at U.S. Cellular’s option.  The estimated amounts to be paid to Amdocs with respect to the Master and SOW agreements during the remaining terms are approximately $53 million and $67 million (exclusive of travel and expenses and subject to certain potential adjustments), respectively.

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

As of December 31, 2016, future minimum rental payments required under operating leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year were as follows:

	Operating Leases Future Minimum Rental Payments	Operating Leases Future Minimum Rental Receipts
(Dollars in millions)
2017	$145	$50
2018	129	43
2019	115	33
2020	102	22
2021	91	8
Thereafter	775	1
Total	$1,357	$157

Rent expense totaled $161 million, $153 million and $152 million in 2016, 2015 and 2014, respectively.

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

U.S. Cellular has accrued less than $1 million with respect to legal proceedings and unasserted claims as of December 31, 2016 and 2015.  U.S. Cellular has not accrued any amount for legal proceedings if it cannot estimate the amount of the possible loss or range of loss.  U.S. Cellular is unable to estimate any contingent loss in excess of the amounts accrued.

Note 13 Variable Interest Entities

U.S. Cellular adopted the provisions of ASU 2015-02, Consolidation: Amendments to the Consolidation Analysis (“ASU 2015-02”), as of January 1, 2016.  ASU 2015-02 changed consolidation accounting including revising certain criteria for identifying variable interest entities.  As a result, certain consolidated subsidiaries and unconsolidated entities that were not defined as variable interest entities under previous accounting guidance are defined as variable interest entities under the provisions of ASU 2015-02.  U.S. Cellular’s modified retrospective adoption of ASU 2015-02 did not change the group of entities which U.S. Cellular is required to consolidate in its financial statements.  Accordingly, the adoption of ASU 2015-02 did not impact its financial position or results of operations.

Consolidated VIEs

U.S. Cellular consolidates variable interest entities (“VIEs”) in which it has a controlling financial interest as defined by GAAP and is therefore deemed the primary beneficiary.  A controlling financial interest will have both of the following characteristics: (a) the power to direct the VIE activities that most significantly impact economic performance and (b) the obligation to absorb the VIE losses and right to receive benefits that are significant to the VIE.  U.S. Cellular reviews these criteria initially at the time it enters into agreements and subsequently when events warranting reconsideration occur.  These VIEs have risks similar to those described in the “Risk Factors” in U.S. Cellular’s Form 10-K for the year ended December 31, 2016.

The following VIEs were formed to participate in FCC auctions of wireless spectrum and to fund, establish, and provide wireless service with respect to any FCC licenses won in the auctions:

  Advantage Spectrum L.P. (“Advantage Spectrum”) and Frequency Advantage L.P., the general partner of Advantage Spectrum;
  Aquinas Wireless L.P. (“Aquinas Wireless”); and
  King Street Wireless L.P. (“King Street Wireless”) and King Street Wireless, Inc., the general partner of King Street Wireless.

The power to direct the activities that most significantly impact the economic performance of these VIEs is shared.  Specifically, the general partner of these VIEs has the exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships.  The general partner of each partnership needs the consent of the limited partner, an indirect U.S. Cellular subsidiary, to sell or lease certain licenses, to make certain large expenditures, admit other partners or liquidate the limited partnerships.  Although the power to direct the activities of these VIEs is shared, U.S. Cellular has the most significant level of exposure to the variability associated with the economic performance of the VIEs, indicating that U.S. Cellular is the primary beneficiary of the VIEs.  Therefore, in accordance with GAAP, these VIEs are consolidated.

In March 2015, King Street Wireless made a $60 million distribution to its owners.  Of this distribution, $6 million was provided to King Street Wireless, Inc. and $54 million was provided to U.S. Cellular.

FCC Auction 97 ended in January 2015.  U.S. Cellular participated in Auction 97 indirectly through its interest in Advantage Spectrum.  An indirect subsidiary of U.S. Cellular is a limited partner in Advantage Spectrum.  Advantage Spectrum applied as a designated entity, and received bid credits with respect to spectrum purchased in Auction 97.  Advantage Spectrum was the winning bidder for 124 licenses for an aggregate bid of $338 million, after its designated entity discount of 25%.  This amount is classified as Licenses in U.S. Cellular’s Consolidated Balance Sheet at December 31, 2016, and 2015.  Advantage Spectrum’s bid amount, less the initial deposit of $60 million paid in 2014, plus certain other charges totaling $2 million, was paid to the FCC in March 2015.  These licenses were granted by the FCC in July 2016.

U.S. Cellular also consolidates other VIEs that are limited partnerships that provide wireless service.  ASU 2015-02 modified the manner in which limited partnerships and similar legal entities are evaluated under the variable interest model.  A limited partnership is a variable interest entity unless the limited partners hold substantive participating rights or kick-out rights over the general partners.  For certain limited partnerships, U.S. Cellular is the general partner and manages the operations.  In these partnerships, the limited partners do not have substantive kick-out or participating rights and, further, such limited partners do not have the authority to remove the general partner.  Therefore, beginning January 1, 2016, these limited partnerships are also recognized as VIEs and are consolidated under the variable interest model.  Prior to the adoption of ASU 2015-02, these limited partnerships were consolidated under the voting interest model.

The following table presents the classification of the consolidated VIEs’ assets and liabilities in U.S. Cellular’s Consolidated Balance Sheet.

December 31,	2016¹	2015
(Dollars in millions)
Assets
Cash and cash equivalents	$2	$1
Accounts receivable	44	–
Other current assets	6	–
Assets held for sale	2	–
Licenses[2]	652	649
Property, plant and equipment, net	105	8
Other assets and deferred charges	16	–
Total assets	$827	$658

Liabilities
Current liabilities	$21	$–
Deferred liabilities and credits	13	1
Total liabilities	$34	$1

[1]

The increase in amounts from December 31, 2015 are due primarily to the adoption of ASU 2015-02 as disclosed above.  ASU 2015-02 was adopted on a modified retrospective basis and, accordingly, prior year amounts have not been revised to reflect the change in guidance.

[2]

As disclosed above, payments totaling $338 million were made by Advantage Spectrum to the FCC relating to Auction 97.  These licenses were granted in July 2016.  Although the licenses had not yet been granted as of December 31, 2015, the payments to the FCC were classified as Licenses at such date.

Unconsolidated VIEs

U.S. Cellular manages the operations of and holds a variable interest in certain other limited partnerships, but is not the primary beneficiary of these entities and, therefore, does not consolidate them under the variable interest model outlined in ASU 2015-02.

U.S. Cellular’s total investment in these unconsolidated entities was $6 million and $5 million at December 31, 2016 and 2015, respectively, and is included in Investments in unconsolidated entities in U.S. Cellular’s Consolidated Balance Sheet.  The maximum exposure from unconsolidated VIEs is limited to the investment held by U.S. Cellular in those entities.

Other Related Matters

U.S. Cellular made contributions, loans and/or advances to its VIEs totaling $98 million, $281 million and $61 million in 2016, 2015 and 2014, respectively.  U.S. Cellular may agree to make additional capital contributions and/or advances to these or other VIEs and/or to their general partners to provide additional funding for operations or the development of licenses granted in various auctions.  U.S. Cellular may finance such amounts with a combination of cash on hand, borrowings under its revolving credit agreement and/or other long-term debt.  There is no assurance that U.S. Cellular will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The limited partnership agreements of Advantage Spectrum, Aquinas Wireless and King Street Wireless also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnership.  The general partner’s put options related to its interests in King Street Wireless and Aquinas Wireless will become exercisable in 2019 and 2020, respectively.  The general partner’s put options related to its interest in Advantage Spectrum will become exercisable in 2021 and 2022.  The put option price is determined pursuant to a formula that takes into consideration fixed interest rates and the market value of U.S. Cellular’s Common Shares.  Upon exercise of the put option, the general partner is required to repay borrowings due to U.S. Cellular.  If the general partner does not elect to exercise its put option, the general partner may trigger an appraisal process in which the limited partner (a subsidiary of U.S. Cellular) may have the right, but not the obligation, to purchase the general partner’s interest in the limited partnership at a price and on other terms and conditions specified in the limited partnership agreement.  In accordance with requirements under GAAP, U.S. Cellular is required to calculate a theoretical redemption value for all of the put options assuming they are exercisable at the end of each reporting period, even though such exercise is not contractually permitted.  Pursuant to GAAP, this theoretical redemption value, net of amounts payable to U.S. Cellular for loans and accrued interest thereon made by U.S. Cellular to the general partners (“net put value”), was $1 million at December 31, 2016 and 2015.  The net put value is recorded as Noncontrolling interests with redemption features in U.S. Cellular’s Consolidated Balance Sheet.  Also in accordance with GAAP, changes in the redemption value of the put options, net of interest accrued on the loans, are recorded as a component of Net income attributable to noncontrolling interests, net of tax, in U.S. Cellular’s Consolidated Statement of Operations.

During 2015, U.S. Cellular recorded out-of-period adjustments attributable to the third quarter of 2013 through the second quarter of 2015 related to an agreement with King Street Wireless.  U.S. Cellular determined that these adjustments were not material to the quarterly periods or the annual results for 2015.  These out-of-period adjustments had the impact of reducing Net income by $3 million and Net income attributable to U.S. Cellular shareholders by $4 million in 2015.

Note 14 Noncontrolling Interests

U.S. Cellular’s consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments.  These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships, where the terms of the underlying partnership agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and U.S. Cellular in accordance with the respective partnership agreements.  The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2113.

The estimated aggregate amount that would be due and payable to settle all of these noncontrolling interests assuming an orderly liquidation of the finite-lived consolidated partnerships on December 31, 2016, net of estimated liquidation costs, is $22 million.  This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet.  The estimate of settlement value was based on certain factors and assumptions which are subjective in nature.  Changes in those factors and assumptions could result in a materially larger or smaller settlement amount.  U.S. Cellular currently has no plans or intentions relating to the liquidation of any of the related partnerships prior to their scheduled termination dates.  The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships at December 31, 2016 was $11 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders’ share of the underlying net assets in the consolidated partnerships.  Neither the noncontrolling interest holders’ share, nor U.S. Cellular’s share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements.

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

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares.  In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share.  The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up).  As of December 31, 2016, a majority of U.S. Cellular’s outstanding Common Shares and all of U.S. Cellular’s outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

In November 2009, the Board of Directors of U.S. Cellular authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis.  In December 2016, the U.S. Cellular Board amended this authorization to provide that such amount will be any amount from zero to 1,300,000 beginning on January 1, 2017, as determined by the U.S. Cellular Pricing Committee, and that if the Pricing Committee did not specify an amount for any year, such amount would be zero for such year.  The Pricing Committee did not specify any increase as of January 1, 2017.  The Pricing Committee was also authorized to decrease the cumulative amount of the authorization at any time, but has not taken any action to do so at this time.  As a result, there was no change to the cumulative amount of the share repurchase authorization as of January 1, 2017.  As of December 31, 2016, the total cumulative amount of Common Shares authorized to be purchased is 5,900,849.  The authorization provides that share repurchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions.  This authorization does not have an expiration date.

Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued the following Treasury Shares:

Year Ended December 31,	2016	2015	2014
(Shares in millions)
Treasury Shares Reissued	1	–	–

Note 16 Stock-Based Compensation

U.S. Cellular has established the following stock‑based compensation plans: Long-Term Incentive Plans and a Non-Employee Director compensation plan.

Under the U.S. Cellular Long-Term Incentive Plans, U.S. Cellular may grant fixed and performance based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees.  At December 31, 2016, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

Under the Non-Employee Director compensation plan, U.S. Cellular may grant Common Shares to members of the Board of Directors who are not employees of U.S. Cellular or TDS.

At December 31, 2016, U.S. Cellular had reserved 14,759,000 Common Shares for equity awards granted and to be granted under the Long-Term Incentive Plans and 169,000 Common Shares for issuance under the Non-Employee Director compensation plan.

U.S. Cellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plans – Stock Options – Stock options granted to key employees are exercisable over a specified period not in excess of ten years.  Stock options generally vest over a period of three years from the date of grant.  Stock options outstanding at December 31, 2016 expire between 2017 and 2026.  However, vested stock options typically expire 30 days after the effective date of an employee’s termination of employment for reasons other than retirement.  Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options.  The exercise price of options equals the market value of U.S. Cellular Common Shares on the date of grant.

U.S. Cellular estimated the fair value of stock options granted during 2016, 2015 and 2014 using the Black-Scholes valuation model and the assumptions shown in the table below.

	2016	2015	2014
Expected life	4.7 years	4.6 years	4.5 years
Expected annual volatility rate	30.5%	30.1%	28.0%-28.1%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.2%	1.2%	1.4%-1.5%
Estimated annual forfeiture rate	9.4%	9.7%	9.4%

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

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during 2016 is presented in the table below:

Common Share Options	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2015	4,102,000	$40.62
(1,849,000 exercisable)		$44.33
Granted	898,000	45.87
Exercised	(541,000)	35.34
Forfeited	(197,000)	39.08
Expired	(289,000)	50.06
Outstanding at December 31, 2016	3,973,000	$41.92	$14	6.8
(1,937,000 exercisable)		$42.54	$7	5.0

The weighted average grant date fair value per share of the U.S. Cellular stock options granted in 2016, 2015 and 2014 was $12.77, $9.94 and $10.68, respectively.  The aggregate intrinsic value of U.S. Cellular stock options exercised in 2016, 2015 and 2014 was $4 million, $2 million and $2 million, respectively.  The aggregate intrinsic value at December 31, 2016 presented in the table above represents the total pre-tax intrinsic value (the difference between U.S. Cellular’s closing stock price and the exercise price multiplied by the number of in-the-money options) that would have been received by option holders had all options been exercised on December 31, 2016.

Long-Term Incentive Plans – Restricted Stock Units – Restricted stock unit awards granted to key employees generally vest after three years.  U.S. Cellular estimates the fair value of restricted stock units based on the closing market price of U.S. Cellular shares on the date of grant.  The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2016 and changes during the year then ended is presented in the table below:

Common Restricted Stock Units	Number	Weighted Average
		Grant Date
		Fair Value
Nonvested at December 31, 2015	1,194,000	$36.70
Granted	571,000	43.32
Vested	(348,000)	31.52
Forfeited	(107,000)	39.28
Nonvested at December 31, 2016	1,310,000	$40.74

The total fair value of restricted stock units that vested during 2016, 2015 and 2014 was $15 million, $13 million and $11 million, respectively.  The weighted average grant date fair value per share of the restricted stock units granted in 2016, 2015 and 2014 was $43.32, $37.24 and $41.24, respectively.

Long-Term Incentive Plans – Deferred Compensation Stock Units – Certain U.S. Cellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred.  All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in U.S. Cellular Common Share stock units.  The amount of U.S. Cellular’s matching contribution depends on the portion of the annual bonus that is deferred.  Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in U.S. Cellular Common Share stock units and vest over three years.

The total fair value of deferred compensation stock units that vested during 2016 and 2015 was less than $1 million.  The weighted average grant date fair value per share of the deferred compensation stock units granted in 2016 and 2015 was $41.31 and $35.96, respectively.  There were no deferred compensation stock units granted or that vested during 2014.  As of December 31, 2016, there were 7,000 vested but unissued deferred compensation stock units valued at less than $1 million.

Compensation of Non-Employee Directors – U.S. Cellular issued 13,000, 15,000 and 14,200 Common Shares in 2016, 2015 and 2014, respectively, under its Non-Employee Director compensation plan.

Stock‑Based Compensation Expense

The following table summarizes stock‑based compensation expense recognized during 2016, 2015 and 2014:

Year Ended December 31,	2016	2015	2014
(Dollars in millions)
Stock option awards	$11	$11	$10
Restricted stock unit awards	14	13	11
Deferred compensation bonus and matching stock unit awards	–	–	–
Awards under Non-Employee Director compensation plan	1	1	1
Total stock-based compensation, before income taxes	26	25	22
Income tax benefit	(10)	(10)	(8)
Total stock-based compensation expense, net of income taxes	$16	$15	$14

The following table provides a summary of the stock-based compensation expense included in the Consolidated Statement of Operations for the years ended:

December 31,	2016	2015	2014
(Dollars in millions)
Selling, general and administrative expense	$23	$22	$19
System operations	3	3	3
Total stock-based compensation expense	$26	$25	$22

At December 31, 2016, unrecognized compensation cost for all U.S. Cellular stock‑based compensation awards was $29 million and is expected to be recognized over a weighted average period of 1.8 years.

U.S. Cellular’s tax benefits realized from the exercise of stock options and other awards totaled $8 million in 2016.

Note 17 Supplemental Cash Flow Disclosures

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2016	2015	2014
(Dollars in millions)
Interest paid	$113	$81	$55
Income taxes paid, net of refunds received	(11)	59	33

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

Year Ended December 31,	2016	2015	2014
(Dollars in millions)
Common Shares withheld	308,010	228,011	163,355

Aggregate value of Common Shares withheld	$13	$8	$7

Cash receipts upon exercise of stock options	12	7	5
Cash disbursements for payment of taxes	(6)	(5)	(4)
Net cash receipts from exercise of stock
options and vesting of other stock awards	$6	$2	$1

On September 27, 2012, the FCC conducted a single round, sealed bid, reverse auction to award up to $300 million in one-time Mobility Fund Phase I support to successful bidders that commit to provide 3G, or better, wireless service in areas designated as unserved by the FCC.  This auction was designated by the FCC as Auction 901.  U.S. Cellular and several of its wholly-owned subsidiaries participated in Auction 901 and were winning bidders in eligible areas within 10 states and will receive up to $40 million in one-time support from the Mobility Fund. These funds when received reduce the carrying amount of the assets to which they relate or offset operating expenses.  In connection with these winning bids, in June 2013, U.S. Cellular provided $17 million letters of credit to the FCC, of which $2 million remained outstanding as of December 31, 2016.  U.S. Cellular has received $35 million in support funds, of which the entire balance has been spent as of December 31, 2016.  U.S. Cellular has set up a receivable in the amount of $2 million as of December 31, 2016 pending final review from the FCC to release funds.

Note 18 Certain Relationships and Related Transactions

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries.  U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $6 million in 2016, $9 million in 2015 and $11 million in 2014.

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS.  These billings are included in U.S. Cellular's Selling, general and administrative expenses.  Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations.  Billings from TDS and certain of its subsidiaries to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses.  Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group.  Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in its financial statements.  Billings to U.S. Cellular from TDS totaled $94 million, $96 million and $91 million in 2016, 2015 and 2014, respectively.

In December 2014, U.S. Cellular entered into an agreement to sell 595 towers outside of its core markets to a third party for $159 million.  The sale of certain of the towers was completed in December 2014, and the sale of the remaining towers was completed in January 2015.  See Note 6 – Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements.  Of the 595 towers, six towers were acquired by U.S. Cellular from Airadigm for a total of $3 million.  These six towers were included as part of the sale of towers by U.S. Cellular in order to avoid the need for two sets of transaction documents.  The value of $3 million paid by U.S. Cellular to Airadigm for such six towers was determined using the same method of valuation that was used to value the towers owned by U.S. Cellular that were sold to the third party.  The Audit Committee of the board of directors reviewed and evaluated this transaction between U.S. Cellular and Airadigm.

In December 2013, TDS initially proposed to have Airadigm sell to U.S. Cellular the FCC spectrum licenses, towers and customers in certain Airadigm markets.  Because TDS owns 100% of the common stock of Airadigm and, at the time of the transaction, approximately 84% of the common stock of U.S. Cellular, this proposal was a related party transaction.  Accordingly, the U.S. Cellular Board of Directors formed a Special Committee comprised entirely of independent and disinterested directors with exclusive authority to consider, negotiate and, if appropriate, approve any such transaction with Airadigm without any further involvement of the full board.  The U.S. Cellular Special Committee engaged independent financial advisors and legal counsel.  The transaction was negotiated between representatives of TDS and Airadigm, on the one hand, and the Special Committee and its representatives, on the other hand.  The U.S. Cellular Special Committee also received a fairness opinion from its independent financial advisor.  Following these events, the Special Committee approved a License Purchase and Customer Recommendation Agreement between U.S. Cellular and Airadigm.  Pursuant to the License Purchase and Customer Recommendation Agreement, on September 10, 2014, Airadigm transferred to U.S. Cellular Federal Communications Commission (“FCC”) spectrum licenses and certain tower assets in certain markets in Wisconsin, Iowa, Minnesota and Michigan, in consideration for $92 million in cash.  See Note 6 – Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements.

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

Under the supervision and with the participation of U.S. Cellular’s management, including its principal executive officer and principal financial officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2016, based on the criteria established in the 2013 version of Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has concluded that U.S. Cellular maintained effective internal control over financial reporting as of December 31, 2016 based on criteria established in the 2013 version of Internal Control — Integrated Framework issued by the COSO.

The effectiveness of U.S. Cellular’s internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm’s report included herein.

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
(principal accounting officer)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of United States Cellular Corporation:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity, and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership and Subsidiary, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $240,100,000 and $197,600,000 as of December 31, 2016 and 2015, respectively, and equity earnings of $71,400,000, $74,000,000 and $71,800,000 for each of the three years in the period ended December 31, 2016. The financial statements of Los Angeles SMSA Limited Partnership and Subsidiary were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership and Subsidiary, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

February 24, 2017

United States Cellular Corporation

Selected Consolidated Financial Data

Year Ended or at December 31,	2016	2015	2014	2013	2012
(Dollars and shares in millions, except per share amounts)
Statement of Operations data
Service revenues	$3,030	$3,350	$3,398	$3,595	$4,099
Equipment sales	909	647	495	324	353
Operating revenues	3,939	3,997	3,893	3,919	4,452
(Gain) loss on sale of business and other
exit costs, net	–	(114)	(33)	(247)	21
(Gain) loss on license sales and exchanges, net	(19)	(147)	(113)	(255)	–
Operating income (loss)	(3)	313	(143)	147	157
Equity in earnings of unconsolidated
entities	140	140	130	132	90
Gain (loss) on investments	–	–	–	19	(4)
Income (loss) before income taxes	82	404	(59)	258	205
Net income (loss)	49	247	(47)	145	141
Net income (loss) attributable to
noncontrolling interests, net of tax	1	6	(4)	4	30
Net income (loss) attributable to
U.S. Cellular shareholders	$48	$241	$(43)	$140	$111
Basic weighted average shares outstanding	85	84	84	84	85
Basic earnings (loss) per share attributable
to U.S. Cellular shareholders	$0.56	$2.86	$(0.51)	$1.67	$1.31
Diluted weighted average shares
outstanding[1]	85	85	84	85	85
Diluted earnings (loss) per share attributable
to U.S. Cellular shareholders[1]	$0.56	$2.84	$(0.51)	$1.65	$1.30
Special dividend per share to U.S. Cellular
shareholders[1]	$–	$–	$–	$5.75	$–

Balance Sheet data
Total assets	$7,110	$7,060	$6,462	$6,430	$6,572
Net long-term debt, excluding current portion	1,618	1,629	1,127	863	863
Total U.S. Cellular shareholders' equity	$3,634	$3,561	$3,302	$3,391	$3,734

[1]

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.  Outstanding U.S. Cellular stock options and restricted stock unit awards were equitably adjusted for the special cash dividend.  The impact of such adjustments on the earnings per share calculation was reflected in all prior periods presented.

United States Cellular Corporation

Consolidated Quarterly Information (Unaudited)

	Quarter Ended
2016	March 31	June 30	September 30	December 31
(Dollars in millions, except per share amounts)
Operating revenues	$958	$980	$1,010	$991
(Gain) loss on asset disposals, net	5	5	7	6
(Gain) loss on license sales and exchanges, net[1]	–	(9)	(7)	(3)
Operating income (loss)	(1)	18	9	(29)
Net income (loss)	9	27	18	(5)
Net income (loss) attributable to U.S. Cellular shareholders	$9	$27	$17	$(6)
Basic weighted average shares outstanding	84	85	85	85
Diluted weighted average shares outstanding	85	85	85	85
Basic earnings (loss) per share attributable
to U.S. Cellular shareholders	$0.10	$0.32	$0.20	$(0.07)
Diluted earnings (loss) per share attributable
to U.S. Cellular shareholders	$0.10	$0.32	$0.20	$(0.07)
Stock price
U.S. Cellular Common Shares[2]
High	$45.80	$45.87	$41.73	$44.82
Low	32.72	35.66	35.86	33.30
Close	$45.69	$39.27	$36.34	$43.72

	Quarter Ended
2015	March 31	June 30	September 30	December 31
(Dollars in millions, except per share amounts)
Operating revenues	$965	$976	$1,069	$987
(Gain) loss on asset disposals, net	4	5	3	4
(Gain) loss on sale of business and other exit costs, net[1]	(111)	(2)	(1)	–
(Gain) loss on license sales and exchanges, net[1]	(123)	–	(24)	–
Operating income (loss)	250	8	78	(24)
Net income (loss)	165	20	65	(3)
Net income (loss) attributable to U.S. Cellular shareholders	$160	$19	$64	$(2)
Basic weighted average shares outstanding	84	84	84	84
Diluted weighted average shares outstanding	85	85	85	84
Basic earnings (loss) per share attributable
to U.S. Cellular shareholders	$1.90	$0.23	$0.75	$(0.02)
Diluted earnings (loss) per share attributable
to U.S. Cellular shareholders	$1.89	$0.23	$0.75	$(0.02)
Stock price
U.S. Cellular Common Shares[2]
High	$40.19	$39.90	$39.50	$43.49
Low	34.10	35.78	34.27	34.42
Close	$35.72	$37.67	$35.43	$40.81

Due to rounding, the sum of quarterly results may not equal the total for the year.

[1]	See Note 6 — Acquisitions, Divestitures and Exchanges for additional information on (Gain) loss on sale of business and other exit costs, net and (Gain) loss on license sales and exchanges, net.

[2]	The high, low and closing sales prices as reported by the New York Stock Exchange (“NYSE”).

United States Cellular Corporation

Shareholder Information

Stock and Dividend Information

U.S. Cellular's Common Shares are listed on the New York Stock Exchange under the symbol “USM” and in the newspapers as “US Cellu.”  As of January 31, 2017, the last trading day of the month, U.S. Cellular's Common Shares were held by approximately 295 record owners.  All of the Series A Common Shares were held by TDS.  No public trading market exists for the Series A Common Shares.  The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

U.S. Cellular has not paid any cash dividends, except for a special cash dividend of $5.75 per share in June 2013, and currently intends to retain all earnings for use in U.S. Cellular’s business.

See “Consolidated Quarterly Information (Unaudited)” for information on the high and low trading prices of the USM Common Shares for 2016 and 2015.

Stock Performance Graph

The following chart provides a comparison of U.S. Cellular’s cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index.  As of December 31, 2016, the Dow Jones U.S. Telecommunications Index was composed of the following companies:  AT&T Inc., CenturyLink Inc., Frontier Communications Corp., Level 3 Communications Inc., SBA Communications Corp., Sprint Corp., T-Mobile US Inc., Telephone and Data Systems, Inc. (TDS) and Verizon Communications Inc.

Note: Cumulative total return assumes reinvestment of dividends.

	2011	2012	2013	2014	2015	2016
U.S. Cellular (NYSE: USM)	$100	$80.77	$112.31	$106.97	$109.60	$117.42
S&P 500 Index	100	116.00	153.57	174.60	177.01	198.18
Dow Jones U.S. Telecommunications Index	100	118.79	135.57	138.81	143.69	178.12

Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of 2011, in U.S. Cellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

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

Julie Mathews, IRC, Director — Investor Relations
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5341
312.630.9299 (fax)
julie.mathews@tdsinc.com

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

Jane W. McCahon, Senior Vice President — Corporate Relations and Corporate Secretary
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5379
312.630.9299 (fax)
jane.mccahon@tdsinc.com

Directors and executive officers

See “Election of Directors” and “Executive Officers” sections of the Proxy Statement issued in 2017 for the 2017 Annual Meeting.

Principal counsel
Sidley Austin LLP, Chicago, Illinois

Transfer agent
Computershare Trust Company, N.A.
211 Quality Circle, Suite 210

College Station, TX 77845
312.360.5326

Independent registered public accounting firm
PricewaterhouseCoopers LLP

Visit U.S. Cellular's website at www.uscellular.com