Form 10-K, Exhibit 13
period 2017-12-31
UNITED STATES CELLULAR CORP
filed 2018-02-26
CIK 821130

United States Cellular Corporation Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

The following Management’s Discussion and Analysis (MD&A) should be read in conjunction with United States Cellular Corporation’s (U.S. Cellular) audited consolidated financial statements and notes for the year ended December 31, 2017, and with the description of U.S. Cellular’s business included herein.  Certain numbers included herein are rounded to millions for ease of presentation; however, calculated amounts and percentages are determined using the unrounded numbers.

This report contains statements that are not based on historical facts, including the words “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “projects” and similar expressions.  These statements constitute and represent “forward looking statements” as this term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward looking statements.  See Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement for additional information.

U.S. Cellular uses certain “non-GAAP financial measures,” and each such measure is identified in the MD&A.  A discussion of the reason U.S. Cellular determines these metrics to be useful and a reconciliation of these measures to their most directly comparable measures determined in accordance with accounting principles generally accepted in the United States of America (GAAP) are included in the Supplemental Information Relating to Non-GAAP Financial Measures section within the MD&A of this Form 10-K Report.

General

U.S. Cellular owns, operates, and invests in wireless markets throughout the United States.  U.S. Cellular is an 83%-owned subsidiary of Telephone and Data Systems, Inc. (TDS).  U.S. Cellular’s strategy is to attract and retain wireless customers through a value proposition comprised of a high-quality network, outstanding customer service, and competitive devices, plans, and pricing, all provided with a local focus.

OPERATIONS

  Serves customers with approximately 5.1 million connections including 4.5 million postpaid, 0.5 million prepaid and 0.1 million reseller and other connections
  Operates in 22 states
  Employs approximately 5,900 associates
  6,460 cell sites including 4,080 owned towers in service

Financial and Operational Highlights

The following is a summary of certain selected information contained in the comprehensive MD&A that follows.  The overview does not contain all of the information that may be important.  You should carefully read the entire MD&A and not rely solely on the highlights.

  Net income attributable to U.S. Cellular shareholders was $12 million in 2017, compared to $48 million in 2016.  Diluted earnings per share was $0.14 in 2017 compared to $0.56 a year ago.
  During the third quarter of 2017, U.S. Cellular recognized a non-cash charge related to goodwill impairment of $370 million ($307 million, net of tax).
  Due to the enactment on December 22, 2017, of H.R.1, originally known as the Tax Cuts and Jobs Act of 2017, which reduced the U.S. federal statutory corporate income tax rate from 35% to 21%, U.S. Cellular recognized a deferred tax benefit of $269 million due to the revaluation of its deferred tax assets and liabilities at the new corporate rate.  See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.
  Total additions to Property, plant and equipment were $469 million, including expenditures to (i) enhance U.S. Cellular’s network capabilities through the continuous deployment of VoLTE technology; (ii) improve network support and billing related systems and platforms; and (iii) construct new cell sites.

Trends and Developments

U.S. Cellular’s mission is to provide exceptional wireless communication services which enhance consumers’ lives, increase the competitiveness of local businesses, and improve the efficiency of government operations in the mid-sized and rural markets served.

Network and Technology:

  U.S. Cellular continues to devote efforts to enhance its network capabilities.  In 2017, U.S. Cellular commercially deployed VoLTE technology for the first time in one key market and will continue to build out VoLTE services over the next few years.  The next commercial launch is expected to occur in several additional operating markets starting in early 2018.  VoLTE technology allows customers to utilize a 4G LTE network for both voice and data services, and enables enhanced services such as high definition voice, video calling and simultaneous voice and data sessions.  In addition, the deployment of VoLTE technology expands U.S. Cellular’s ability to offer roaming services to other carriers.
  U.S. Cellular is committed to continuous innovation to provide customers in the markets it serves with the latest technology that can enhance their lives or businesses.  U.S. Cellular successfully tested 5G technology for the first time in 2016 in both indoor and outdoor environments and performed additional tests in 2017.  U.S. Cellular remains committed to ongoing tests geared towards understanding the propagation characteristics of the new technology and contributing to the development of 5G standards.  When deployed commercially, 5G technology is expected to help address customers’ growing demand for data services as well as create opportunities for new services requiring high speed and reliability as well as low latency.

Asset Management:

  U.S. Cellular continues to enhance its spectrum position and monetize non-strategic assets by participating in auctions and entering into agreements with third parties.  In 2017, the FCC announced by way of public notice that U.S. Cellular was the winning bidder for 188 licenses for an aggregate purchase price of $329 million in the Auction 1002.  In addition, U.S. Cellular closed on certain license exchange agreements and received $15 million of cash and recognized gains of $22 million.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to these transactions.

Services and Products:

  U.S. Cellular’s customers are able to choose from a variety of national plans with voice, messaging and data usage options and pricing that are designed to fit different customer needs, usage patterns and budgets.  In early 2017, U.S. Cellular introduced new Total Plans to postpaid customers that include unlimited offerings and no hidden fees such as overage charges and activation fees.

  U.S. Cellular offers a wide range of accessories, including wireless basics such as cases, screen protectors, chargers, and memory cards as well as an assortment of consumer electronics such as headphones, smart speakers, wearables and home automation products (e.g. cameras, sensors, and thermostats). During the fourth quarter of 2017, U.S. Cellular began to offer accessories for purchase on installment plans. These plans allow new and existing postpaid customers to purchase certain accessories payable over a specified time period.

Terms Used by U.S. Cellular

The following is a list of definitions of certain industry terms that are used throughout this document:

  4G LTE – fourth generation Long-Term Evolution, which is a wireless broadband technology.
  5G – fifth generation wireless broadband technology.
  Account – represents an individual or business financially responsible for one or multiple associated connections.  An account may include a variety of types of connections such as handsets and connected devices.
  Auction 97 – a Federal Communications Commission (FCC) auction of AWS-3 spectrum licenses that ended in January 2015.
  Auctions 1000, 1001, and 1002 – Auction 1000 is an FCC auction of 600 MHz spectrum licenses that started in 2016 and concluded in 2017 involving: (1) a “reverse auction” in which broadcast television licensees submitted bids to voluntarily relinquish spectrum usage rights in exchange for payments (referred to as Auction 1001);  (2) a “repacking” of the broadcast television bands in order to free up certain broadcast spectrum for other uses; and (3) a “forward auction” of licenses for spectrum cleared through this process to be used for wireless communications (referred to as Auction 1002).
  Churn Rate – represents the percentage of the connections that disconnect service each month. These rates represent the average monthly churn rate for each respective period.
  Connections - individual lines of service associated with each device activated by a customer. This includes smartphones, feature phones, tablets, modems, hotspots, and machine-to-machine devices.
  Connected Devices – non-handset devices that connect directly to the U.S. Cellular network.  Connected devices include products such as tablets, modems, and hotspots.
  EBITDA – refers to earnings before interest, taxes, depreciation, amortization and accretion and is used in the non-GAAP metric Adjusted EBITDA throughout this document.
  Eligible Telecommunications Carrier (ETC) – designation by states for providing specified services in “high cost” areas which enables participation in universal service support mechanisms.
  Free Cash Flow – non-GAAP metric defined as Cash flows from operating activities less Cash paid for additions to property, plant, and equipment.
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
  OIBDA – refers to operating income before depreciation, amortization and accretion and is used in the non-GAAP metric Adjusted OIBDA throughout this document.
  Postpaid Average Billings per Account (Postpaid ABPA) – non-GAAP metric which is calculated by dividing total postpaid service revenues plus equipment installment plan billings by the average number of postpaid accounts and by the number of months in the period.
  Postpaid Average Billings per User (Postpaid ABPU) – non-GAAP metric which is calculated by dividing total postpaid service revenues plus equipment installment plan billings by the average number of postpaid connections and by the number of months in the period.
  Postpaid Average Revenue per Account (Postpaid ARPA) – metric which is calculated by dividing total postpaid service revenues by the average number of postpaid accounts and by the number of months in the period.
  Postpaid Average Revenue per User (Postpaid ARPU) – metric which is calculated by dividing total postpaid service revenues by the average number of postpaid connections and by the number of months in the period.
  Retail Connections – the sum of postpaid connections and prepaid connections.
  Tax Act – refers to comprehensive federal tax legislation enacted on December 22, 2017, which made broad and complex changes to the U.S. tax code.  Now titled H.R.1, the Tax Act was originally identified as the Tax Cuts and Jobs Act of 2017.
  Universal Service Fund (USF) – a system of telecommunications collected fees and support payments managed by the FCC intended to promote universal access to telecommunications services in the United States.
  VoLTE – Voice over Long-Term Evolution is a technology specification that defines the standards and procedures for delivering voice communications and related services over 4G LTE networks.

Operational Overview

As of December 31,	2017	2016	2015
Retail Connections – End of Period
Postpaid	4,518,000	4,482,000	4,409,000
Prepaid	519,000	484,000	387,000
Total	5,037,000	4,966,000	4,796,000

Year Ended December 31,	2017	2016	2015
Postpaid Activity:
Gross Additions	688,000	773,000	831,000
Net Additions	36,000	73,000	111,000
Churn	1.21%	1.31%	1.39%

2017-2016 Commentary

Postpaid net additions decreased in 2017 mainly due to lower connected devices net additions which reflected both lower tablet gross additions and an increase in tablet churn.  The decline in tablet gross additions reflects industry-wide trends including (i) reduced consumer demand for network-connected tablets, and (ii) carriers including U.S. Cellular have curtailed promotions of heavily discounted tablets designed to stimulate demand due to poor economics.  The decrease in connected devices net additions was partially offset by an improvement in handsets net additions driven by both higher gross additions and a decrease in churn.

2016-2015 Commentary

Postpaid net additions decreased in 2016 mainly due to lower handsets gross additions, partially offset by an improvement in postpaid churn.

Postpaid Revenue

Year Ended December 31,	2017	2016	2015
Average Revenue Per User (ARPU) [1]	$44.38	$46.96	$54.50
Average Billings Per User (ABPU) [1,2]	$55.60	$56.12	$59.74

Average Revenue Per Account (ARPA) [1]	$118.96	$124.09	$136.90
Average Billings Per Account (ABPA) [1,2]	$149.02	$148.29	$150.07

[1]	The discontinuation of the loyalty rewards points program had the effect of increasing Postpaid ARPU/ABPU and Postpaid ARPA/ABPA by $1.12 and $2.82, respectively, in 2015.

[2]	Postpaid ABPU and Postpaid ABPA are non-GAAP financial measures. Refer to Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for a reconciliation of these measures.

2017-2016 Commentary

Postpaid ARPU and Postpaid ARPA decreased in 2017 due primarily to industry-wide price competition resulting in overall price reductions on plan offerings.

Equipment installment plans increase equipment sales revenue as customers pay for their wireless devices in installments at a total device price that is generally higher than the device price offered to customers in conjunction with alternative plans that are subject to a service contract. Equipment installment plans also have the impact of reducing service revenues as certain plan offerings provide for reduced monthly access charges. In order to show the trends in total service and equipment revenues received, U.S. Cellular has presented Postpaid ABPU and Postpaid ABPA, which are calculated as Postpaid ARPU and Postpaid ARPA plus average monthly equipment installment plan billings per connection and account, respectively.

Equipment installment plan billings increased in 2017 due to increased penetration of equipment installment plans.  Postpaid ABPU decreased in 2017 as the increase in equipment installment plan billings was more than offset by the decline in Postpaid ARPU discussed above.  Postpaid ABPA, however, increased slightly in 2017 as the increase in equipment installment plan billings more than offset the decline in Postpaid ARPA discussed above.

2016-2015 Commentary

Postpaid ARPU and Postpaid ARPA decreased in 2016 due primarily to industry-wide price competition, discounts on shared data plans provided to customers on equipment installment plans and those providing their own device at the time of activation or renewal, and the $58 million impact of the discontinuation of the loyalty rewards points program in 2015.  These factors were partially offset by the impact of increased adoption of smartphones and the related increase in service revenues from data usage.

Equipment installment plan billings increased in 2016 due to increased adoption of equipment installment plans by postpaid customers.  Postpaid ABPU and ABPA decreased in 2016 as the increase in equipment installment plan billings was more than offset by the decline in Postpaid ARPU and ARPA discussed above.

Financial Overview

Components of Operating Income (Loss)

Year Ended December 31,	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
(Dollars in millions)
Retail service	$2,589	$2,700	$2,994	(4)%	(10)%
Inbound roaming	129	152	192	(15)%	(21)%
Other	260	229	198	13%	16%
Service revenues	2,978	3,081	3,384	(3)%	(9)%
Equipment sales	912	909	647	-	41%
Total operating revenues	3,890	3,990	4,031	(3)%	(1)%

System operations (excluding Depreciation,
amortization and accretion reported below)	732	760	775	(4)%	(2)%
Cost of equipment sold	1,071	1,081	1,053	(1)%	3%
Selling, general and administrative	1,412	1,480	1,494	(4)%	(1)%
Depreciation, amortization and accretion	615	618	607	-	2%
Loss on impairment of goodwill	370	–	–	N/M	N/M
(Gain) loss on asset disposals, net	17	22	16	(22)%	36%
(Gain) loss on sale of business and other exit costs, net	(1)	–	(114)	>(100)%	100%
(Gain) loss on license sales and exchanges, net	(22)	(19)	(147)	(17)%	87%
Total operating expenses	4,194	3,942	3,684	6%	7%
Operating income (loss)	$(304)	$48	$347	>(100)%	(86)%

Net income	$15	$49	$247	(70)%	(80)%
Adjusted OIBDA (Non-GAAP)[1]	$675	$669	$709	1%	(6)%
Adjusted EBITDA (Non-GAAP)[1]	$820	$816	$852	1%	(4)%
Capital expenditures	$469	$446	$533	5%	(16)%

N/M - Percentage change not meaningful

[1] Refer to Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for a reconciliation of this measure.

Service revenues consist of:

  Retail Service – Charges for access, airtime, roaming, recovery of regulatory costs and value added services, including data services and products
  Inbound Roaming – Charges to other wireless carriers whose customers use U.S. Cellular’s wireless systems when roaming
  Other Service – Primarily amounts received from the Federal USF, imputed interest recognized on equipment installment plan contracts and tower rental revenues

Equipment revenues consist of:

  Sales of wireless devices and related accessories to new and existing customers, agents, and third-party distributors

Key components of changes in the statement of operations line items were as follows:

2017-2016 Commentary

Total operating revenues

Service revenues decreased as a result of (i) a decrease in retail service revenues driven by industry-wide price competition resulting in overall price reductions on plan offerings; and (ii) a decrease in inbound roaming revenue mainly due to lower roaming rates.  Such reductions were partially offset by an increase in imputed interest income due to an increase in the total number of active equipment installment plans.

U.S. Cellular offers certain promotions that provide the customer with future credits for a fixed period of time as long as service is maintained.  Such credits are applied against the customer’s monthly bill and recognized as a reduction to Retail service revenues when earned by the customer.

Federal USF revenue remained flat year over year at $92 million.  See the Regulatory Matters section in this MD&A for a description of the FCC Mobility Fund Phase II Order (MF2 Order) and its expected impacts on U.S. Cellular’s current Federal USF support.

Equipment sales revenues increased by a modest amount year over year reflecting an increase in average revenue per device sold, a mix shift to higher end smartphone devices and, to a lesser extent, an increase in accessories revenues.  Such increases were almost entirely offset by a decrease in the number of devices sold, a reduction in guarantee liability amortization for equipment installment contracts as a result of changes in plan offerings, and lower device activation fees.

System operations expenses

System operations expenses decreased in 2017 as a result of (i) a decrease in customer usage expenses driven mainly by decreased circuit costs; and (ii) a decrease in roaming expenses driven primarily by lower roaming rates, partially offset by increased data roaming usage.

Cost of equipment sold

Cost of equipment sold decreased mainly due to a reduction in the number of devices sold partially offset by a mix shift from feature phones and connected devices to higher cost smartphones.  Loss on equipment, defined as Equipment sales revenues less Cost of equipment sold, was $159 million and $172 million for 2017 and 2016, respectively.

Selling, general and administrative expenses

Selling expenses decreased by $26 million due to lower advertising expenses, including a decrease in sponsorship expenses related to the termination of a naming rights agreement in 2016.  Such reductions were partially offset by an increase in commissions expenses.

General and administrative expenses decreased by $42 million mainly due to lower expenses for bad debts and phone programs, along with reductions in numerous other general and administrative expense categories.

Loss on impairment of goodwill

In 2017, U.S. Cellular recorded a $370 million loss on impairment related to goodwill.  See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for additional information.

(Gain) loss on asset disposals, net

Loss on asset disposals, net decreased primarily as a result of fewer disposals of certain network assets.

(Gain) loss on license sales and exchanges, net

The net gains in 2017 and 2016 were due to license exchange transactions with third parties.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

2016-2015 Commentary

Total operating revenues

Service revenues decreased as a result of (i) a decrease in retail service revenues and resulting ARPU and ARPA primarily driven by industry-wide price competition and discounts on shared data plans provided to customers on equipment installment plans and those providing their own device at the time of activation or renewal; (ii) the $58 million of revenue recognized in 2015 from unredeemed rewards points upon termination of U.S. Cellular’s rewards program; and (iii) a decrease in inbound roaming revenue driven by lower roaming rates.  Such reductions were partially offset by an increase in average connections base and increased adoption of smartphones as well as an increase in imputed interest income recognized on equipment installment plans.

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

Cost of equipment sold

Cost of equipment sold increased primarily as the result of a shift to smartphone sales and an overall increase in the number of devices sold, partially offset by a decrease in the average cost per device sold driven by lower cost smartphones and connected devices.  Cost of equipment sold in 2016 included $758 million related to equipment installment plan sales compared to $449 million in 2015.  Loss on equipment was $172 million and $406 million for 2016 and 2015, respectively.

(Gain) loss on asset disposals, net

Loss on asset disposals, net increased primarily as a result of more disposals of certain network assets.

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

Components of Other Income (Expense)

Year Ended December 31,	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
(Dollars in millions)
Operating income (loss)	$(304)	$48	$347	>(100)%	(86)%

Equity in earnings of unconsolidated entities	137	140	140	(2)%	-
Interest and dividend income	8	6	2	40%	>100%
Interest expense	(113)	(113)	(86)	-	(31)%
Other, net	–	1	1	(19)%	10%
Total investment and other income	32	34	57	(1)%	(42)%

Income (loss) before income taxes	(272)	82	404	>(100)%	(80)%
Income tax expense (benefit)	(287)	33	157	>(100)%	(79)%

Net income	15	49	247	(70)%	(80)%
Less: Net income attributable to noncontrolling
interests, net of tax	3	1	6	56%	(71)%
Net income attributable
to U.S. Cellular shareholders	$12	$48	$241	(74)%	(80)%

2017-2016 Commentary

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents U.S. Cellular’s share of net income from entities in which it has a noncontrolling interest and that are accounted for by the equity method. U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership (LA Partnership) contributed $66 million and $71 million to Equity in earnings of unconsolidated entities in 2017 and 2016, respectively.  See Note 8 – Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Income tax expense (benefit)

U.S. Cellular’s effective tax rate on Income (loss) before income taxes for 2017 was not meaningful as discussed below.  The rate for 2016 was 39.7%.  In December 2017, the Tax Act was signed into law.  U.S. Cellular adjusts for the effects of changes in tax laws and rates in the period of enactment.  The major provisions of the Tax Act impacting U.S. Cellular are the reduction of the U.S. federal corporate tax rate from 35% to 21% and the bonus depreciation deduction allowing for full expensing of qualified property additions.  Income tax expense decreased in 2017 due primarily to a reduction in the Net deferred income tax liability of $269 million as a result of the impact of the rate decrease on U.S. Cellular’s federal taxable temporary differences.

The disclosed amounts within include provisional estimates, pursuant to SEC Staff Accounting Bulletin No. 118, for current and deferred taxes related to tax depreciation of fixed assets. For property acquired and placed in service after September 27, 2017, the Tax Act provides for full expensing if such property was not subject to a written binding agreement in existence as of September 27, 2017. As of December 31, 2017, U.S. Cellular has not completed a full analysis of all contracts and agreements related to fixed assets placed in service during 2017, but was able to record a reasonable estimate of the effects of these changes based on capital expenditures made during 2017.  U.S. Cellular expects any final adjustments to the provisional amounts to be recorded by the third quarter of 2018, which could be material to U.S. Cellular’s financial statements. The accounting for all other applicable provisions of the Tax Act was performed based on U.S. Cellular’s current interpretation of the provisions of the law as enacted as of December 31, 2017.

The overall effective tax rate for 2017 is not meaningful due to the effect of the Tax Act combined with the impaired goodwill, since portions of the goodwill balance are not amortizable for income tax purposes.  For 2018 and future years, U.S. Cellular expects its effective income tax rate will decrease consistent with the statutory federal rate reduction provided in the Tax Act.  However, the effective rate in future years also may be impacted by discrete items and permanent tax adjustments.  After considering the bonus depreciation provision of the Tax Act, U.S. Cellular does not expect to incur a significant current federal income tax liability in 2018.  See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Net income attributable to noncontrolling interests, net of tax

The increase year over year is due to higher income from certain partnerships in 2017.

2016-2015 Commentary

Equity in earnings of unconsolidated entities

U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership (LA Partnership) contributed $71 million and $74 million to Equity in earnings of unconsolidated entities in 2016 and 2015, respectively.

Interest expense

Interest expense increased in 2016 as a result of U.S. Cellular’s issuance of $300 million of 7.25% Senior Notes due 2064 in November 2015 and borrowing of $225 million on its senior term loan facility that was drawn in July 2015.

Income tax expense

The effective tax rates on Income before income taxes for 2016 and 2015 were 39.7% and 38.7%, respectively.  The effective tax rates for both years are consistent with a normalized tax rate inclusive of federal and state tax during those periods.  Discrete items did not have a significant impact on the effective tax rates in either year.

Net income attributable to noncontrolling interests, net of tax

The decrease year over year is due to lower income from certain partnerships in 2016.

Liquidity and Capital Resources

Sources of Liquidity

U.S. Cellular operates a capital-intensive business.  Historically, U.S. Cellular has used internally-generated funds and also has obtained substantial funds from external sources for general corporate purposes.  In the past, U.S. Cellular’s existing cash and investment balances, funds available under its revolving credit facility, funds from other financing sources, including a term loan and other long-term debt, and cash flows from operating, certain investing and financing activities, including sales of assets or businesses, provided sufficient liquidity and financial flexibility for U.S. Cellular to meet its normal day-to-day operating needs and debt service requirements, to finance the build-out and enhancement of markets and to fund acquisitions, primarily of spectrum licenses.  There is no assurance that this will be the case in the future.  See Market Risk for additional information regarding maturities of long-term debt.

Although U.S. Cellular currently has a significant cash balance, U.S. Cellular has incurred negative free cash flow at times in the past and this will occur in the future if operating results do not improve or capital expenditures are not reduced.  However, U.S. Cellular believes that existing cash and investment balances, funds available under its revolving credit facility, receivables securitization facility and expected cash flows from operating and investing activities provide liquidity for U.S. Cellular to meet its normal day-to-day operating needs and debt service requirements for the coming year.

U.S. Cellular may require substantial additional capital for, among other uses, funding day-to-day operating needs including working capital, acquisitions of providers of wireless telecommunications services, spectrum license or system acquisitions, system development and network capacity expansion, debt service requirements, the repurchase of shares, the payment of dividends, or making additional investments.  It may be necessary from time to time to increase the size of the existing revolving credit facility, to put in place a new credit facility, or to obtain other forms of financing in order to fund potential expenditures.  U.S. Cellular’s liquidity would be adversely affected if, among other things, U.S. Cellular is unable to obtain short or long-term financing on acceptable terms, U.S. Cellular makes significant spectrum license purchases, the LA Partnership discontinues or reduces distributions compared to historical levels, or Federal USF and/or other regulatory support payments decline.  In addition, although sales of assets or businesses by U.S. Cellular have been an important source of liquidity in prior periods, U.S. Cellular does not expect a similar level of such sales in the future.

U.S. Cellular’s credit rating currently is sub-investment grade.  There can be no assurance that sufficient funds will continue to be available to U.S. Cellular or its subsidiaries on terms or at prices acceptable to U.S. Cellular.  Insufficient cash flows from operating activities, changes in its credit ratings, defaults of the terms of debt or credit agreements, uncertainty of access to capital, deterioration in the capital markets, reduced regulatory capital at banks which in turn limits their ability to borrow and lend, other changes in the performance of U.S. Cellular or in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its acquisition, capital expenditure and business development programs, reduce the acquisition of spectrum licenses, and/or reduce or cease share repurchases and/or the payment of dividends.  U.S. Cellular cannot provide assurance that circumstances that could have a material adverse effect on its liquidity or capital resources will not occur.  Any of the foregoing would have an adverse impact on U.S. Cellular’s businesses, financial condition or results of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market investments.  The primary objective of U.S. Cellular’s Cash and cash equivalents is for use in its operations and acquisition, capital expenditure and business development programs.

At December 31, 2017, U.S. Cellular’s Cash and cash equivalents totaled $352 million compared to $586 million and $715 million at December 31, 2016 and December 31, 2015, respectively.

The majority of U.S. Cellular’s Cash and cash equivalents was held in bank deposit accounts and in money market funds that purchase only debt issued by the U.S. Treasury or U.S. government agencies across a range of eligible money market investments that may include, but are not limited to, government agency repurchase agreements, government agency debt, U.S. Treasury repurchase agreements, U.S. Treasury debt, and other securities collateralized by U.S. government obligations.  U.S. Cellular monitors the financial viability of the money market funds and direct investments in which it invests and believes that the credit risk associated with these investments is low.

Short-term investments

At December 31, 2017, U.S. Cellular held $50 million of Short-term investments which consisted of U.S. Treasury Bills with original maturities of six months.  For these investments, U.S. Cellular’s objective is to earn a higher rate of return on funds that are not anticipated to be required to meet liquidity needs in the immediate future while maintaining low investment risk.

Financing

Revolving Credit Facility

U.S. Cellular has an unsecured revolving credit facility available for general corporate purposes including acquisitions, spectrum purchases and capital expenditures, with a maximum borrowing capacity of $300 million.  Amounts under the revolving credit facility may be borrowed, repaid and reborrowed from time to time until maturity in June 2021.  As of December 31, 2017, there were no outstanding borrowings under the revolving credit facility, except for letters of credit, and U.S. Cellular’s unused capacity under its revolving credit facility was $298 million.  The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and provide representations on certain matters at the time of each borrowing.  U.S. Cellular believes it was in compliance as of December 31, 2017, with all of the covenants and requirements set forth in its revolving credit facility.  See Financial Covenants below.

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the revolving credit facility.

Term Loan

In January 2015, U.S. Cellular entered into an unsecured senior term loan credit facility.  In July 2015, U.S. Cellular borrowed the full amount of $225 million available under this facility in two separate draws.  This term loan credit facility was amended and restated in June 2016.  Principal reductions are due and payable in quarterly installments of $3 million beginning in March 2016 through December 2021, and the remaining unpaid balance will be due and payable in January 2022.  This facility was entered into for general corporate purposes, including working capital, spectrum purchases and capital expenditures.

The continued availability of the term loan facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing, that are substantially the same as those in U.S. Cellular’s revolving credit facility described above.  U.S. Cellular believes that it was in compliance at December 31, 2017, with all of the covenants and requirements set forth in the term loan facility.  See Financial Covenants below.

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the term loan.

Receivables Securitization Facility

In December 2017, U.S. Cellular, through its subsidiaries, entered into a $200 million credit facility to permit securitized borrowings using its equipment installment receivables for general corporate purposes.  U.S. Cellular entered into a performance guaranty whereby U.S. Cellular guarantees the performance of certain wholly-owned subsidiaries of U.S. Cellular under the facility.  Amounts under the receivables securitization facility may be borrowed, repaid and reborrowed from time to time until maturity in December 2019, which may be extended from time to time as specified therein.  As of December 31, 2017, there were no outstanding borrowings under the receivables securitization facility, and the entire unused capacity of $200 million was available, subject to sufficient collateral to satisfy the asset borrowing base provisions of the facility.  The continued availability of the receivables securitization facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and provide representations on certain matters at the time of each borrowing.  U.S. Cellular believes that it was in compliance as of December 31, 2017, with all of the covenants and requirements set forth in its receivables securitization facility.  See Financial Covenants below.

See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the receivables securitization facility.

Financial Covenants

As noted above, the revolving credit facility, senior term loan facility and receivables securitization facility require U.S. Cellular to comply with certain affirmative and negative covenants, which include certain financial covenants.  In particular, under these agreements, U.S. Cellular is required to maintain the Consolidated Interest Coverage Ratio at a level not lower than 3.00 to 1.00 as of the end of any fiscal quarter.  U.S. Cellular also is required to maintain the Consolidated Leverage Ratio at a level not to exceed 3.25 to 1.00 as of the end of any fiscal quarter through June 30, 2019.  From July 1, 2019 and thereafter, the Consolidated Leverage Ratio is not to exceed 3.00 to 1.00 as of the end of any fiscal quarter.  U.S. Cellular believes that it was in compliance at December 31, 2017, with all such financial covenants.

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

U.S. Cellular believes that it was in compliance as of December 31, 2017, with all covenants and other requirements set forth in the U.S. Cellular long-term debt indentures.  The U.S. Cellular long-term debt indentures do not include any financial covenants.  U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.

The total long-term debt principal payments due for the next five years are $223 million, which represent 13% of the total gross long-term debt obligation at December 31, 2017.  Refer to Market Risk — Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to U.S. Cellular’s Long-term debt.

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

U.S. Cellular is rated at sub-investment grade.  U.S. Cellular’s credit ratings as of December 31, 2017, and the dates such ratings were issued/re-affirmed were as follows:

Rating Agency	Rating	Outlook
Moody's (updated August 2017)	Ba1	stable outlook
Standard & Poor's (re-affirmed October 2017)	BB	stable outlook
Fitch Ratings (re-affirmed August 2016)	BB+	stable outlook

Capital Requirements

The discussion below is intended to highlight some of the significant cash outlays expected during 2018 and beyond and to highlight the spending incurred in prior years for these items. This discussion does not include cash required to fund normal operations, and is not a comprehensive list of capital requirements.  Significant cash requirements that are not routine or in the normal course of business could arise from time to time.

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

Capital expenditures (i.e., additions to property, plant and equipment and system development expenditures), which include the effects of accruals and capitalized interest, in 2017, 2016 and 2015 were as follows:

U.S. Cellular’s capital expenditures in 2017 were $469 million compared to $446 million in 2016 and $533 million in 2015.  In 2017, these capital expenditures were used to (i) enhance U.S. Cellular’s network capabilities through the deployment of VoLTE technology; (ii) improve network support and billing related systems and platforms; and (iii) construct new cell sites.

U.S. Cellular’s capital expenditures for 2018 are expected to be between $500 million and $550 million.  These expenditures are expected to be used for the following purposes:

  Enhance network coverage by continuing to deploy VoLTE technology in certain markets and providing additional capacity to accommodate increased network usage, principally data usage, by current customers; and
  Invest in and replace end of life platforms.

U.S. Cellular plans to finance its capital expenditures program for 2018 using primarily Cash flows from operating activities, existing cash balances and, if required, its receivables securitization and/or revolving credit facilities.

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

In July 2016, the FCC announced U.S. Cellular as a qualified bidder in the FCC’s forward auction of 600 MHz spectrum licenses, referred to as Auction 1002.  In April 2017, the FCC announced by way of public notice that U.S. Cellular was the winning bidder for 188 licenses for an aggregate purchase price of $329 million.  Prior to commencement of the forward auction, U.S. Cellular made an upfront payment to the FCC of $143 million in June 2016.  U.S. Cellular paid the remaining $186 million to the FCC and was granted the licenses during the second quarter of 2017.

Total cash payments for acquisitions of licenses were $189 million, $196 million and $286 million in 2017, 2016 and 2015, respectively.  The 2016 amount includes the $143 million deposit that was made to the FCC.

Cash received from divestitures in 2017, 2016 and 2015 was as follows:

U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those interests that are not strategic to its long-term success. As a result, U.S. Cellular may be engaged from time to time in negotiations (subject to all applicable regulations) relating to the acquisition, divestiture or exchange of companies, properties or wireless spectrum.  In general, U.S. Cellular may not disclose such transactions until there is a definitive agreement.

In February 2016, U.S. Cellular entered into an agreement with a third party to exchange certain 700 MHz licenses for certain AWS and PCS licenses and $28 million of cash.  This license exchange was accomplished in two closings.  The first closing occurred in the second quarter of 2016, at which time U.S. Cellular received $13 million of cash and recorded a gain of $9 million.  The second closing occurred in the first quarter of 2017, at which time U.S. Cellular received $15 million of cash and recorded a gain of $17 million.

See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to significant transactions.

Variable Interest Entities

U.S. Cellular consolidates certain “variable interest entities” as defined under GAAP. See Note 13 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information related to these variable interest entities. U.S. Cellular may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.

Common Share Repurchase Program

U.S. Cellular has repurchased and expects to continue to repurchase its Common Shares, subject to its repurchase program.  Share repurchases made under this program were as follows:

Year Ended December 31,	2017	2016	2015
Number of shares	–	154,449	177,508
Average cost per share	$–	$34.55	$34.86
Dollar amount (in millions)	$–	$5	$6

Depending on its future financial performance, construction, development and acquisition programs, and available sources of financing, U.S. Cellular may not have sufficient liquidity or capital resources to make significant share repurchases.  Therefore, there is no assurance that U.S. Cellular will make any significant share repurchases in the future.

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

Contractual and Other Obligations

At December 31, 2017, the resources required for contractual obligations were as follows:

		Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
(Dollars in millions)
Long-term debt obligations[1]	$1,684	$18	$36	$169	$1,461
Interest payments on long-term debt obligations	3,584	112	223	214	3,035
Operating leases[2]	1,334	145	253	199	737
Capital leases	6	1	2	1	2
Purchase obligations[3]	2,001	1,177	730	63	31
	$8,609	$1,453	$1,244	$646	$5,266

[1]

Includes current and long-term portions of debt obligations.  The total long-term debt obligation differs from Total long-term debt, net due to capital leases, debt issuance costs, unamortized discounts related to the 6.7% Senior Notes, and unamortized discounts related to the Installment payment agreement. See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information.

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

The table above excludes potential liabilities related to “unrecognized tax benefits” as defined by GAAP because U.S. Cellular is unable to predict the outcome or period of settlement of such liabilities.  Such unrecognized tax benefits were $47 million at December 31, 2017.  See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

See Note 12 — Commitments and Contingencies in the Notes to Consolidated Financial Statements for additional information.

Consolidated Cash Flow Analysis

U.S. Cellular operates a capital‑ and marketing‑intensive business.  U.S. Cellular makes substantial investments to acquire wireless licenses and properties and to construct and upgrade wireless communications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in potentially revenue‑enhancing and cost-reducing upgrades to U.S. Cellular’s networks.  U.S. Cellular utilizes cash on hand, cash from operating activities, cash proceeds from divestitures and dispositions of investments, short-term credit facilities and long-term debt financing to fund its acquisitions (including spectrum licenses), construction costs, operating expenses and share repurchases.  Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions and divestitures, capital expenditures and other factors. The following discussion summarizes U.S. Cellular’s cash flow activities in 2017, 2016 and 2015.

2017 Commentary

U.S. Cellular’s Cash, cash equivalents and restricted cash decreased $234 million in 2017.  Net cash provided by operating activities was $469 million in 2017 due primarily to net income of $15 million plus non-cash items of $598 million (including a $370 million loss on impairment of goodwill and a $365 million decrease in the deferred income tax liability) and distributions received from unconsolidated entities of $136 million (including $62 million from the LA Partnership).  This was partially offset by changes in working capital items which decreased net cash by $280 million.  The decrease resulting from changes in working capital items was due primarily to a $261 million increase in equipment installment plan receivables, which are expected to continue to increase and further require the use of working capital in the near term.  U.S. Cellular paid income taxes, net of refunds received, of $55 million in 2017.  After considering the bonus depreciation provision of the Tax Act, U.S. Cellular does not expect to incur a significant current federal income tax liability in 2018.

Cash flows used for investing activities were $683 million.  Cash paid in 2017 for additions to property, plant and equipment totaled $465 million.  Cash paid for licenses was $189 million which included the remaining $186 million due to the FCC for licenses U.S. Cellular won in Auction 1002.  Cash paid for investments was $50 million which included the purchase of short-term Treasury bills.  This was partially offset by Cash received from divestitures and exchanges of $21 million.  See Note 6— Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information related to these transactions.

Cash flows used for financing activities were $20 million, primarily for scheduled repayments of debt.

2016 Commentary

U.S. Cellular’s Cash, cash equivalents and restricted cash decreased $129 million in 2016.  Net cash provided by operating activities was $501 million in 2016 due primarily to net income of $49 million plus non-cash items of $609 million and distributions received from unconsolidated entities of $93 million, including $29 million in distributions from the LA Partnership.  This was partially offset by changes in working capital items which decreased cash by $250 million.  The decrease in working capital items was due primarily to a $246 million increase in equipment installment plan receivables.

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

In December 2015, as part of the Protecting Americans from Tax Hikes Act of 2015, bonus depreciation was enacted which allowed U.S. Cellular to accelerate deductions for depreciation, resulting in an overpayment of estimated tax amounts paid during 2015.  Primarily as a result of this overpayment, U.S. Cellular recorded $34 million of Income taxes receivable at December 31, 2015.  U.S. Cellular paid income taxes, net of refunds, of $59 million in 2015.

Cash flows used for investing activities were $550 million in 2015.  Cash paid for additions to property, plant and equipment totaled $581 million in 2015.

During 2015, a $278 million payment was made by Advantage Spectrum, L.P. to the FCC for licenses for which it was the provisional winning bidder.  See Note 6 — Acquisitions, Divestitures and Exchanges and Note 13 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information.

Cash flows from financing activities were $497 million in 2015.  In July 2015, U.S. Cellular borrowed $225 million on its Term Loan.  In November 2015, U.S. Cellular issued $300 million of 7.25% Senior Notes due 2064.

Consolidated Balance Sheet Analysis

The following discussion addresses certain captions in the consolidated balance sheet and changes therein.  This discussion is intended to highlight the significant changes and is not intended to fully reconcile the changes.  Changes in financial condition during 2017 are as follows:

Cash and cash equivalents

See the Consolidated Cash Flow analysis above for a discussion of cash and cash equivalents.

Short-term investments

Short-term investments increased $50 million due to the purchase of short-term investments, which consisted of U.S. Treasury Bills with original maturities of six months.

Accounts receivable - customers and agents

Accounts receivable from customers and agents increased $117 million due primarily to an increase in equipment installment plan receivables.

Licenses

Licenses increased $337 million due primarily to an aggregate winning bid of $329 million in FCC Auction 1002.  These licenses were granted by the FCC in the second quarter of 2017.  See Note 6 — Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for more information about this transaction.

Goodwill

Goodwill decreased $370 million due to the impairment loss recorded in the third quarter of 2017.  See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for additional information.

Deferred income tax liability, net

In December 2017, the Tax Act was signed into law.  The major provisions of the Tax Act impacting U.S. Cellular are the reduction of the U.S. federal corporate tax rate from 35% to 21% and the enactment of the bonus depreciation allowing for full expensing of qualified property.  Deferred income tax liability, net, decreased $365 million due primarily to the impact of the rate decrease on U.S. Cellular’s federal taxable temporary differences as well as the impairment of tax-amortizable goodwill.

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

Intangible Asset Impairment

Licenses represent, and Goodwill previously represented, a significant component of U.S. Cellular’s consolidated assets.  These assets are considered to be indefinite-lived assets and, therefore, are not amortized but rather are tested annually for impairment.  U.S. Cellular performs annual impairment testing of Licenses and Goodwill as of November 1 of each year or more frequently if triggering events are present.  Significant negative events, such as changes in any of the assumptions described below as well as decreases in forecasted cash flows, could result in an impairment in future periods.  Licenses are tested for impairment at the level of reporting referred to as a unit of accounting.  Goodwill was tested for impairment at the level of reporting referred to as a reporting unit.

See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for information related to Licenses and Goodwill activity in 2017 and 2016.

Wireless Licenses

U.S. Cellular performs its annual impairment assessment of Licenses as of November 1 of each year or more frequently if there are events or circumstances that cause U.S. Cellular to believe the carrying value of Licenses exceeds their fair value on a more likely than not basis.  For purposes of its 2017 and 2016 impairment testing of Licenses, U.S. Cellular separated its FCC licenses into eight units of accounting.  The eight units of accounting consisted of one unit of accounting for developed operating market licenses (built licenses) and seven geographic non-operating market licenses (unbuilt licenses).  U.S. Cellular performed a quantitative impairment assessment in 2017, and a qualitative impairment assessment in 2016, to determine whether it was more likely than not that the fair value of the built and unbuilt licenses exceeded their carrying value.

In 2017, a market approach was used to value the spectrum license portfolio.  The licenses were segregated by type and by similar geographical area.  The market approach develops an indication of fair value by calculating estimated market values using observable license purchase and auction transactions as a basis for such values for each pool of licenses.  The sum of the fair values of the discrete pools represents the estimated fair value of U.S. Cellular’s licenses.  Based on the assessment, the fair values of the license units of accounting exceeded their respective carrying values by amounts ranging from 16% to greater than 100%.  Therefore, no impairment of licenses existed.

In 2016, U.S. Cellular considered several qualitative factors, including analysts’ estimates of license values, which contemplated recent spectrum auction results, recent U.S. Cellular and other market participant transactions and other industry and market factors.  Based on this assessment, U.S. Cellular concluded that it was more likely than not that the fair value of the licenses in each unit of accounting exceeded the respective carrying values.  Therefore, no impairment of licenses existed and no Step 1 quantitative impairment evaluation was completed.

Goodwill

U.S. Cellular had recorded Goodwill as a result of the acquisition of wireless companies.  For purposes of the 2017 and 2016 Goodwill impairment tests, U.S. Cellular had one reporting unit.  U.S. Cellular early adopted ASU 2017-04, Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment, in the third quarter of 2017 and applied the guidance to interim goodwill impairment tests completed in 2017.  ASU 2017-04 eliminated Step 2 of the goodwill impairment test.

During the third quarter of 2017, management identified a triggering event and performed an interim impairment assessment.  A discounted cash flow approach was used to value the reporting unit, using value drivers and risks specific to U.S. Cellular and the industry and current economic factors.  The cash flow estimates incorporated certain assumptions that market participants may use in their estimates of fair value and may not be indicative of U.S. Cellular specific assumptions.  However, the discount rate used in the analysis considers any additional risk a market participant might place on integrating the U.S. Cellular reporting unit into its operations.  The most significant assumptions made in this process were the revenue growth rate (shown as a compound annual growth rate in the table below), the terminal revenue growth rate, and the discount rate.

Key Assumptions
Revenue growth rate	0.8%
Terminal revenue growth rate	2.0%
Discount rate	9.5%

The results of the interim goodwill impairment test indicated that the carrying value of the U.S. Cellular reporting unit exceeded its fair value.  Therefore, U.S. Cellular recognized a loss on impairment of goodwill of $370 million to reduce the carrying value of goodwill to zero.

In connection with the interim goodwill impairment test in the third quarter of 2017, conditions existed that indicated U.S. Cellular’s long-lived asset group might not be recoverable.  As a result, the company also performed a long-lived asset recoverability assessment related to the U.S. Cellular asset group in the third quarter of 2017, and determined that no impairment of the long-lived asset group existed as of the interim assessment date.

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

Equipment Installment Plans

U.S. Cellular sells devices and certain accessories to customers under installment contracts over a specified time period and, under certain of these plans, offers the customer a trade-in right.  Customers on an installment contract who elect to trade-in the device will receive a credit in the amount of the outstanding balance of the installment contract, provided the customer trades-in an eligible used device in good working condition and purchases a new device from U.S. Cellular. Equipment revenue under these contracts is recognized at the time the device is delivered to the end-user customer for the selling price of the device, net of any deferred imputed interest and the value of the trade-in right, if applicable.  See Note 3 — Equipment Installment Plans in the Notes to Consolidated Financial Statements for additional information.

Trade-In Right

U.S. Cellular values the trade-in right as a guarantee liability.  This liability is initially measured at fair value and is determined based on assumptions including the probability and timing of the customer upgrading to a new device and the fair value of the device being  traded-in at the time of trade-in.  U.S. Cellular reevaluates its estimate of the guarantee liability quarterly.  A significant change in any of the aforementioned assumptions used to compute the guarantee liability would impact the amount of revenue recognized under these plans and the timing thereof.  In 2017 and 2016, U.S. Cellular assumed the earliest contractual time of trade-in, or the minimum amount of payments as specified in the device installment contract, for all customers on installment contracts with trade-in rights.

When a customer exercises the trade-in option, both the outstanding receivable and guarantee liability balances related to the respective devices are reduced to zero, and the value of the used device that is received in the transaction is recognized as inventory.  If the customer does not exercise the trade-in option at the time of eligibility, U.S. Cellular begins amortizing the liability and records this amortization as additional equipment revenue.

Interest

U.S. Cellular equipment installment plans do not provide for explicit interest charges.  Because equipment installment plans have a duration of greater than twelve months, U.S. Cellular imputes interest using a market rate and recognizes such interest income over the duration of the plan as Services revenues.  Changes in the imputed interest rate would impact the amount of revenue recognized under these plans.

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

Certain Relationships and Related Transactions

See Note 18 – Certain Relationships and Related Transactions in the Notes to Consolidated Financial Statements.

Regulatory Matters

FCC Auction 1002

U.S. Cellular was a bidder in the FCC’s forward auction of 600 MHz spectrum licenses, referred to as Auction 1002, which concluded in March 2017.  In April 2017, the FCC announced by way of public notice that U.S. Cellular was the winning bidder for 188 licenses for an aggregate purchase price of $329 million.  Prior to commencement of the forward auction, U.S. Cellular made an upfront payment to the FCC of $143 million in June 2016.  U.S. Cellular paid the remaining $186 million to the FCC and was granted the licenses during the second quarter of 2017.

FCC Mobility Fund Phase II Order

In October 2011, the FCC adopted its USF/Intercarrier Compensation Transformation Order (USF Order).  Pursuant to this order, U.S. Cellular’s then current Federal USF support was to be phased down at the rate of 20% per year beginning July 1, 2012.  The USF Order contemplated the establishment of a new mobile USF program and provided for a pause in the phase down if that program was not timely implemented by July 2014.  The Phase II Connect America Mobility Fund (MF2) was not operational as of July 2014 and, therefore, as provided by the USF Order, the phase down was suspended at 60% of the baseline amount until such time as the FCC had taken steps to establish the MF2.  In February 2017, the FCC adopted the MF2 Order addressing the framework for MF2 and the resumption of the phase down.  The MF2 Order establishes a support fund of $453 million annually for ten years to be distributed through a market-based, multi-round reverse auction.  For areas that receive support under MF2, legacy support to MF2 Auction winners will terminate and be replaced with MF2 support effective the first day of the month following release of the public notice closing the auction.  Legacy support  in areas where the legacy support recipient is not an MF2 winner will be subject to phase down over two years unless there is no winner in a particular census block, in which case it will be continued for one legacy support recipient only.  The MF2 Order further states that the phase down of legacy support for areas that were not eligible for  support under MF2 will commence on the first day of the month following the completion of the auction and will conclude two years later.

In August 2017, the FCC adopted the MF2 Challenge Process Order, which laid out procedures for establishing areas that would be eligible for support under the MF2 program.  This will include a collection process to be followed by a challenge window, a challenge response window, and finally adjudication of any coverage disputes.  In September 2017, the FCC issued a public notice initiating the collection of 4G LTE coverage data.  Responses submitting the collected data were due on January 4, 2018.

In October 2017, the FCC issued a public notice proposing and seeking comment on detailed challenge procedures and a schedule for the challenge process.  Under this proposal, the challenge window would begin no earlier than four weeks after the January 4 collection date and would last 150 days.  No earlier than five business days after the close of the challenge window, the FCC would open a thirty-day challenge response window.  Following the challenge response window, the FCC would adjudicate any disputes.  This entire process must be completed before an auction can be commenced.

U.S. Cellular cannot predict at this time when the MF2 auction will occur, when the phase down period for its existing legacy support from the Federal USF will commence, or whether the MF2 auction will provide opportunities to U.S. Cellular to offset any loss in existing support.  However, the FCC has indicated that it currently plans to hold the MF2 auction in 2018.  U.S. Cellular currently expects that its legacy support will continue at the 2017 level through 2018.

FCC Rulemaking – Restoring Internet Freedom

In December 2017, the FCC approved rules reversing or revising decisions made in the FCC’s 2015 Open Internet and Title II Order (Restoring Internet Freedom).  The 2017 action reversed the FCC’s 2015 decision to reclassify Broadband Internet Access Services as telecommunications services subject to regulation under Title II of the Telecommunications Act.  The 2017 action also reversed the FCC’s 2015 restrictions on blocking, throttling and paid prioritization, and modified transparency rules relating to such practices.  Parties are pursuing legal proceedings challenging the 2017 actions.  U.S. Cellular cannot predict the outcome of these proceedings or the impact on its business.

Action is being pursued in a number of states, including certain states in which U.S. Cellular operates, to adopt state laws that would be intended to reinstate aspects of the foregoing net neutrality regulations that were reversed or revised by the FCC in 2017.  To the extent such laws are enacted, it is expected that legal proceedings will be pursued challenging such laws.  U.S. Cellular cannot predict the outcome of these proceedings or the impact on its business.

Other Regulatory Matters

In March 2017, both the U.S. Senate and U.S. House of Representatives approved a joint resolution under the Congressional Review Act to repeal regulations approved by the FCC in October 2016 governing consumer privacy by broadband Internet service providers.  The President approved the resolution in April 2017.  The repeal removed the pending FCC rules, which would have gone into effect in 2017 and reinstated the prior set of rules that apply to telecommunication services.  The privacy broadband rules would have prohibited broadband internet service providers from sharing certain sensitive customer information unless customers opted in and expressly agreed to share such information.  U.S. Cellular will continue to protect customer information in accordance with Section 222 of the Telecommunications Act and applicable regulations and also its publicly available Privacy Statement until such time as it becomes subject to other privacy requirements.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

SAFE HARBOR CAUTIONARY STATEMENT

This Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts, including the words “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “projects” and similar expressions.  These statements constitute and represent “forward‑looking statements” as this term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward‑looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward‑looking statements.  Each of the following risks could have a material adverse effect on U.S. Cellular’s business, financial condition or results of operations.  However, such factors are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, the forward-looking statements contained in this document.  Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements.  Such risks, uncertainties and other factors include, but are not limited to, the following risks.  See “Risk Factors” in U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2017, for a further discussion of these risks.  U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  Readers should evaluate any statements in light of these important factors.

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
  To the extent conducted by the FCC, U.S. Cellular may participate in FCC auctions for additional spectrum or for funding in certain Universal Service programs in the future directly or indirectly and, during certain periods, will be subject to the FCC’s anti-collusion rules, which could have an adverse effect on U.S. Cellular.
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
  U.S. Cellular’s assets and revenue are concentrated in the U.S. wireless telecommunications industry.  Consequently, its operating results may fluctuate based on factors related primarily to conditions in this industry.
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
  Changes in U.S. Cellular’s enterprise value, changes in the market supply or demand for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of its licenses and/or physical assets.
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
  Changes in facts or circumstances, including new or additional information, could require U.S. Cellular to record charges relating to adjustments of amounts reflected in the financial statements, which could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.
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

MARKET RISK

Long-Term Debt

As of December 31, 2017, the majority of U.S. Cellular’s long-term debt was in the form of fixed-rate notes with remaining maturities ranging up to 47 years.  Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these fixed-rate notes.

The following chart presents the scheduled principal payments on long-term debt by maturity dates at December 31, 2017:

The following table presents the scheduled principal payments on long-term debt, capital lease obligations and other installment arrangements, and the related weighted average interest rates by maturity dates at December 31, 2017:

	Principal Payments Due by Period
	Long-Term Debt Obligations[1]	Weighted-Avg. Interest Rates on Long-Term Debt Obligations[2]
(Dollars in millions)
2018	$19	2.8%
2019	19	2.8%
2020	19	2.8%
2021	11	4.3%
2022	158	4.3%
After 5 years	1,463	7.0%
Total	$1,689	6.6%

[1]

The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to unamortized debt issuance costs on all non-revolving debt instruments, unamortized discounts related to the 6.7% Senior Notes, and unamortized discounts related to the Installment payment agreement.  See Note 11 — Debt in the Notes to Consolidated Financial Statements for additional information.

[2]	Represents the weighted average interest rates at December 31, 2017, for debt maturing in the respective periods.

Fair Value of Long-Term Debt

At December 31, 2017 and 2016, the estimated fair value of long-term debt obligations, excluding capital lease obligations, other installment arrangements, the current portion of such long-term debt and debt financing costs, was $1,652 million and $1,664 million, respectively.  See Note 2 — Fair Value Measurements in the Notes to Consolidated Financial Statements for additional information.

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

  EBITDA
  Adjusted EBITDA
  Adjusted OIBDA
  Free cash flow
  Postpaid ABPU
  Postpaid ABPA
  Goodwill impairment, net of tax

Following are explanations of each of these measures:

EBITDA, Adjusted EBITDA and Adjusted OIBDA

EBITDA, Adjusted EBITDA and Adjusted OIBDA are defined as net income adjusted for the items set forth in the reconciliation below.  EBITDA, Adjusted EBITDA and Adjusted OIBDA are not measures of financial performance under GAAP and should not be considered as alternatives to Net income or Cash flows from operating activities, as indicators of cash flows or as measures of liquidity.  U.S. Cellular does not intend to imply that any such items set forth in the reconciliation below are non-recurring, infrequent or unusual; such items may occur in the future.

Management uses Adjusted EBITDA and Adjusted OIBDA as measurements of profitability and, therefore, reconciliations to Net income are deemed appropriate.  Management believes Adjusted EBITDA and Adjusted OIBDA are useful measures of U.S. Cellular’s operating results before significant recurring non-cash charges, gains and losses, and other items as presented below as they provide additional relevant and useful information to investors and other users of U.S. Cellular’s financial data in evaluating the effectiveness of its operations and underlying business trends in a manner that is consistent with management’s evaluation of business performance.  Adjusted EBITDA shows adjusted earnings before interest, taxes, depreciation, amortization and accretion, and gains and losses, while Adjusted OIBDA reduces this measure further to exclude Equity in earnings of unconsolidated entities and Interest and dividend income in order to more effectively show the performance of operating activities excluding investment activities.  The following table reconciles EBITDA, Adjusted EBITDA and Adjusted OIBDA to the corresponding GAAP measure, Net income.

	2017	2016	2015
(Dollars in millions)
Net income (GAAP)	$15	$49	$247
Add back or deduct:
Income tax expense (benefit)	(287)	33	157
Interest expense	113	113	86
Depreciation, amortization and accretion	615	618	607
EBITDA (Non-GAAP)	456	813	1,097
Add back or deduct:
Loss on impairment of goodwill	370	–	–
(Gain) loss on sale of business and other exit costs, net	(1)	–	(114)
(Gain) loss on license sales and exchanges, net	(22)	(19)	(147)
(Gain) loss on asset disposals, net	17	22	16
Adjusted EBITDA (Non-GAAP)	820	816	852
Deduct:
Equity in earnings of unconsolidated entities	137	140	140
Interest and dividend income	8	6	2
Other, net	–	1	1
Adjusted OIBDA (Non-GAAP)	675	669	709
Deduct:
Depreciation, amortization and accretion	615	618	607
Loss on impairment of goodwill	370	–	–
(Gain) loss on sale of business and other exit costs, net	(1)	–	(114)
(Gain) loss on license sales and exchanges, net	(22)	(19)	(147)
(Gain) loss on asset disposals, net	17	22	16
Operating income (loss) (GAAP)	$(304)	$48	$347

Free Cash Flow

The following table presents Free cash flow.  Management uses Free cash flow as a liquidity measure and it is defined as Cash flows from operating activities less Cash paid for additions to property, plant and equipment.  Free cash flow is a non-GAAP financial measure which U.S. Cellular believes may be useful to investors and other users of its financial information in evaluating liquidity, specifically, the amount of net cash generated by business operations after deducting Cash paid for additions to property, plant and equipment.

	2017	2016	2015
(Dollars in millions)
Cash flows from operating activities (GAAP)	$469	$501	$555
Less: Cash paid for additions to property, plant and equipment	465	443	581
Free cash flow (Non-GAAP)	$4	$58	$(26)

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

	2017	2016	2015
(Dollars and connection counts in millions)
Calculation of Postpaid ARPU
Postpaid service revenues	$2,389	$2,517	$2,831
Average number of postpaid connections	4.49	4.47	4.33
Number of months in period	12	12	12
Postpaid ARPU (GAAP metric)	$44.38	$46.96	$54.50

Calculation of Postpaid ABPU
Postpaid service revenues	$2,389	$2,517	$2,831
Equipment installment plan billings	604	491	272
Total billings to postpaid connections	$2,993	$3,008	$3,103
Average number of postpaid connections	4.49	4.47	4.33
Number of months in period	12	12	12
Postpaid ABPU (Non-GAAP metric)	$55.60	$56.12	$59.74

Calculation of Postpaid ARPA
Postpaid service revenues	$2,389	$2,517	$2,831
Average number of postpaid accounts	1.67	1.69	1.72
Number of months in period	12	12	12
Postpaid ARPA (GAAP metric)	$118.96	$124.09	$136.90

Calculation of Postpaid ABPA
Postpaid service revenues	$2,389	$2,517	$2,831
Equipment installment plan billings	604	491	272
Total billings to postpaid accounts	$2,993	$3,008	$3,103
Average number of postpaid accounts	1.67	1.69	1.72
Number of months in period	12	12	12
Postpaid ABPA (Non-GAAP metric)	$149.02	$148.29	$150.07

Goodwill impairment, net of tax

The following non-GAAP financial measure isolates the total effect on net income of the current period loss on impairment of goodwill including tax impacts.  U.S. Cellular believes this measure may be useful to investors and other users of its financial information to assist in comparing the current period financial results with periods that were not impacted by such a charge.

	2017	2016	2015
(Dollars in millions)
Goodwill impairment:
Loss on impairment of goodwill	$370	$–	$–
Tax benefit on impairment of goodwill[1]	(63)	–	–
Goodwill impairment, net of tax (Non-GAAP)	$307	$–	$–

[1]	Tax benefit represents the amount associated with the tax-amortizable portion of the loss on goodwill impairment

Financial Statements

United States Cellular Corporation

Consolidated Statement of Operations

Year Ended December 31,	2017	2016	2015
(Dollars and shares in millions, except per share amounts)
Operating revenues
Service	$2,978	$3,081	$3,384
Equipment sales	912	909	647
Total operating revenues	3,890	3,990	4,031

Operating expenses
System operations (excluding Depreciation, amortization and accretion reported below)	732	760	775
Cost of equipment sold	1,071	1,081	1,053
Selling, general and administrative (including charges from affiliates of $85 million, $94 million and $96 million in 2017, 2016 and 2015)	1,412	1,480	1,494
Depreciation, amortization and accretion	615	618	607
Loss on impairment of goodwill	370	–	–
(Gain) loss on asset disposals, net	17	22	16
(Gain) loss on sale of business and other exit costs, net	(1)	–	(114)
(Gain) loss on license sales and exchanges, net	(22)	(19)	(147)
Total operating expenses	4,194	3,942	3,684

Operating income (loss)	(304)	48	347

Investment and other income (expense)
Equity in earnings of unconsolidated entities	137	140	140
Interest and dividend income	8	6	2
Interest expense	(113)	(113)	(86)
Other, net	–	1	1
Total investment and other income	32	34	57

Income (loss) before income taxes	(272)	82	404
Income tax expense (benefit)	(287)	33	157

Net income	15	49	247
Less: Net income attributable to noncontrolling interests, net of tax	3	1	6
Net income attributable to U.S. Cellular shareholders	$12	$48	$241

Basic weighted average shares outstanding	85	85	84
Basic earnings per share attributable to U.S. Cellular shareholders	$0.14	$0.56	$2.86

Diluted weighted average shares outstanding	86	85	85
Diluted earnings per share attributable to U.S. Cellular shareholders	$0.14	$0.56	$2.84

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Cash Flows

Year Ended December 31,	2017	2016	2015
(Dollars in millions)
Cash flows from operating activities
Net income	$15	$49	$247
Add (deduct) adjustments to reconcile net income to net
cash flows from operating activities
Depreciation, amortization and accretion	615	618	607
Bad debts expense	89	96	106
Stock-based compensation expense	30	26	25
Deferred income taxes, net	(365)	6	55
Equity in earnings of unconsolidated entities	(137)	(140)	(140)
Distributions from unconsolidated entities	136	93	60
Loss on impairment of goodwill	370	–	–
(Gain) loss on asset disposals, net	17	22	16
(Gain) loss on sale of business and other exit costs, net	(1)	–	(114)
(Gain) loss on license sales and exchanges, net	(22)	(19)	(147)
Noncash interest	2	2	2
Other operating activities	–	(2)	–
Changes in assets and liabilities from operations
Accounts receivable	(68)	(23)	(96)
Equipment installment plans receivable	(261)	(246)	(134)
Inventory	–	8	118
Accounts payable	(14)	48	5
Customer deposits and deferred revenues	(3)	(54)	(37)
Accrued taxes	26	40	34
Accrued interest	–	(2)	4
Other assets and liabilities	40	(21)	(56)
Net cash provided by operating activities	469	501	555

Cash flows from investing activities
Cash paid for additions to property, plant and equipment	(465)	(443)	(581)
Cash paid for licenses	(189)	(53)	(286)
Cash paid for investments	(50)	–	–
Cash received from divestitures and exchanges	21	21	317
Federal Communications Commission deposit	–	(143)	–
Net cash used in investing activities	(683)	(618)	(550)

Cash flows from financing activities
Issuance of long-term debt	–	–	525
Repayment of long-term debt	(14)	(11)	–
Common shares reissued for benefit plans, net of tax payments	1	6	2
Common shares repurchased	–	(5)	(6)
Payment of debt issuance costs	(2)	(2)	(13)
Acquisition of assets in common control transaction	–	–	(2)
Distributions to noncontrolling interests	(4)	(1)	(6)
Payments to acquire additional interest in subsidiaries	–	–	(2)
Other financing activities	(1)	1	(1)
Net cash provided by (used in) financing activities	(20)	(12)	497

Net increase (decrease) in cash, cash equivalents and restricted cash	(234)	(129)	502

Cash, cash equivalents and restricted cash
Beginning of period	586	715	213
End of period	$352	$586	$715

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Balance Sheet — Assets

December 31,	2017	2016
(Dollars in millions)
Current assets
Cash and cash equivalents	$352	$586
Short-term investments	50	–
Accounts receivable
Customers and agents, less allowances of $55 and $51, respectively	775	658
Roaming	26	16
Affiliated	1	2
Other, less allowances of $1 and $1, respectively	41	51
Inventory, net	138	138
Prepaid expenses	79	84
Other current assets	21	23
Total current assets	1,483	1,558

Assets held for sale	10	8

Licenses	2,223	1,886
Goodwill	–	370
Investments in unconsolidated entities	415	413

Property, plant and equipment
In service and under construction	7,628	7,712
Less: Accumulated depreciation and amortization	5,308	5,242
Property, plant and equipment, net	2,320	2,470

Other assets and deferred charges	390	405

Total assets[1]	$6,841	$7,110

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Balance Sheet — Liabilities and Equity

December 31,	2017	2016
(Dollars and shares in millions, except per share amounts)
Current liabilities
Current portion of long-term debt	$18	$11
Accounts payable
Affiliated	8	12
Trade	302	309
Customer deposits and deferred revenues	185	190
Accrued taxes	56	39
Accrued compensation	74	73
Other current liabilities	90	84
Total current liabilities	733	718

Deferred liabilities and credits
Deferred income tax liability, net	461	826
Other deferred liabilities and credits	337	302

Long-term debt, net	1,622	1,618

Commitments and contingencies

Noncontrolling interests with redemption features	1	1

Equity
U.S. Cellular shareholders’ equity
Series A Common and Common Shares
Authorized 190 shares (50 Series A Common and 140 Common Shares)
Issued 88 shares (33 Series A Common and 55 Common Shares)
Outstanding 85 shares (33 Series A Common and 52 Common Shares)
Par Value ($1.00 per share) ($33 Series A Common and $55 Common Shares)	88	88
Additional paid-in capital	1,552	1,522
Treasury shares, at cost, 3 Common Shares	(120)	(136)
Retained earnings	2,157	2,160
Total U.S. Cellular shareholders' equity	3,677	3,634

Noncontrolling interests	10	11

Total equity	3,687	3,645

Total liabilities and equity[1]	$6,841	$7,110

The accompanying notes are an integral part of these consolidated financial statements.

[1]

The consolidated total assets as of December 31, 2017 and 2016, include assets held by consolidated variable interest entities (VIEs) of $785 million and $827 million, respectively, which are not available to be used to settle the obligations of U.S. Cellular.  The consolidated total liabilities as of December 31, 2017 and 2016, include certain liabilities of consolidated VIEs of $24 million and $19 million, respectively, for which the creditors of the VIEs have no recourse to the general credit of U.S. Cellular.  See Note 13 — Variable Interest Entities for additional information.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total U.S. Cellular shareholders' equity	Noncontrolling interests	Total equity

(Dollars in millions)
December 31, 2016	$88	$1,522	$(136)	$2,160	$3,634	$11	$3,645
Net income attributable to U.S. Cellular shareholders	–	–	–	12	12	–	12
Net income attributable to noncontrolling interests classified as equity	–	–	–	–	–	3	3
Incentive and compensation plans	–	–	16	(15)	1	–	1
Stock-based compensation awards	–	30	–	–	30	–	30
Distributions to noncontrolling interests	–	–	–	–	–	(4)	(4)
December 31, 2017	$88	$1,552	$(120)	$2,157	$3,677	$10	$3,687

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total U.S. Cellular shareholders' equity	Noncontrolling interests	Total equity

(Dollars in millions)
December 31, 2015	$88	$1,497	$(157)	$2,133	$3,561	$10	$3,571
Net income attributable to U.S. Cellular shareholders	–	–	–	48	48	–	48
Net income attributable to noncontrolling interests classified as equity	–	–	–	–	–	2	2
Repurchase of Common Shares	–	–	(5)	–	(5)	–	(5)
Incentive and compensation plans	–	–	26	(21)	5	–	5
Stock-based compensation awards	–	25	–	–	25	–	25
Distributions to noncontrolling interests	–	–	–	–	–	(1)	(1)
December 31, 2016	$88	$1,522	$(136)	$2,160	$3,634	$11	$3,645

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total U.S. Cellular shareholders' equity	Noncontrolling interests	Total equity

(Dollars in millions)
December 31, 2014	$88	$1,473	$(169)	$1,910	$3,302	$11	$3,313
Net income attributable to U.S. Cellular shareholders	–	–	–	241	241	–	241
Repurchase of Common Shares	–	–	(6)	–	(6)	–	(6)
Incentive and compensation plans	–	–	18	(16)	2	–	2
Stock-based compensation awards	–	24	–	–	24	–	24
Tax windfall (shortfall) from stock awards	–	(1)	–	–	(1)	–	(1)
Distributions to noncontrolling interests	–	–	–	–	–	(1)	(1)
Acquisition of assets in common control transaction	–	1	–	(2)	(1)	–	(1)
December 31, 2015	$88	$1,497	$(157)	$2,133	$3,561	$10	$3,571

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies and Recent Accounting Pronouncements

United States Cellular Corporation (U.S. Cellular), a Delaware Corporation, is an 83%-owned subsidiary of Telephone and Data Systems, Inc. (TDS).

Nature of Operations

U.S. Cellular owns, operates and invests in wireless systems throughout the United States.  As of December 31, 2017, U.S. Cellular served customers with 5.1 million total connections.  U.S. Cellular has one reportable segment.

Principles of Consolidation

The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America (GAAP) as set forth in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).  Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC.  The consolidated financial statements include the accounts of U.S. Cellular, subsidiaries in which it has a controlling financial interest, general partnerships in which U.S. Cellular has a majority partnership interest and certain entities in which U.S. Cellular has a variable interest that requires consolidation under GAAP.  See Note 13 — Variable Interest Entities for additional information relating to U.S. Cellular’s VIEs.  All material intercompany accounts and transactions have been eliminated.

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

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.  Cash and cash equivalents subject to contractual restrictions are classified as restricted cash.  On December 31, 2017, U.S. Cellular early adopted the provisions of Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (ASU 2016-18) on a retrospective basis which requires that restricted cash be presented with cash and cash equivalents in the statement of cash flows.  U.S. Cellular had less than $1 million of restricted cash as of December 31, 2017, and had no restricted cash balances as of December 31, 2016 or 2015.

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

Inventory

Inventory consists primarily of wireless devices stated at the lower of cost or net realizable value.  Cost is determined using the first-in, first-out method.  Net realizable value is determined by reference to the stand-alone selling price.

Licenses

Licenses consist of direct and incremental costs incurred in acquiring Federal Communications Commission (FCC) licenses to provide wireless service.

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

U.S. Cellular performs its annual impairment assessment of Licenses as of November 1 of each year or more frequently if there are events or circumstances that cause U.S. Cellular to believe the carrying value of Licenses exceeds their fair value on a more likely than not basis.  For purposes of its 2017 and 2016 impairment testing of Licenses, U.S. Cellular separated its FCC licenses into eight units of accounting.  The eight units of accounting consisted of one unit of accounting for developed operating market licenses (built licenses) and seven geographic non-operating market licenses (unbuilt licenses).

U.S. Cellular performed a quantitative impairment assessment in 2017 and a qualitative impairment assessment in 2016 to determine whether it was more likely than not that the fair value of the built and unbuilt licenses exceed their carrying value.  Based on the impairment assessments performed, U.S. Cellular did not have an impairment of its Licenses in 2017 or 2016.  See Note 7 — Intangible Assets for additional details related to Licenses.

Goodwill

U.S. Cellular early adopted Accounting Standards Update 2017-04, Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment (ASU 2017-04), in the third quarter of 2017 and applied the guidance to interim goodwill impairment tests completed in 2017.  ASU 2017-04 eliminated Step 2 of the goodwill impairment test.  Goodwill impairment loss will be measured as the amount by which a reporting unit’s carrying amount exceeds its fair value.  The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

U.S. Cellular had Goodwill as a result of its acquisitions of wireless businesses.  Such Goodwill represents the excess of the total purchase price over the fair value of net assets acquired in these transactions.

For purposes of conducting its impairment tests, U.S. Cellular identified one reporting unit.  A discounted cash flow approach was used to value the reporting unit for purposes of the Goodwill impairment review.  U.S. Cellular performs its annual impairment test as of November 1.  However, in the third quarter of 2017, management identified a triggering event and performed an interim impairment test of Goodwill, which resulted in the recognition of an impairment loss of $370 million.  U.S. Cellular did not have an impairment of its Goodwill in 2016.

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

U.S. Cellular capitalizes certain costs of developing new information systems.  Software licenses are accounted for as the acquisition of an intangible asset and the incurrence of a liability to the extent that the license fees are not fully paid at acquisition.

Depreciation and Amortization

Depreciation is provided using the straight-line method over the estimated useful life of the related asset.

U.S. Cellular depreciates leasehold improvement assets associated with leased properties over periods ranging from one to thirty years; such periods approximate the shorter of the assets’ economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets.  There were no material changes to useful lives of property, plant and equipment in 2017, 2016 or 2015.  See Note 9 — Property, Plant and Equipment for additional details related to useful lives.

Impairment of Long-Lived Assets

U.S. Cellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

U.S. Cellular has one asset group for purposes of assessing property, plant and equipment for impairment based on the fact that the individual operating markets are reliant on centrally operated data centers, mobile telephone switching offices and a network operations center.  U.S. Cellular operates a single integrated national wireless network.  The cash flows generated by this single interdependent network represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

In connection with the interim goodwill impairment test in the third quarter of 2017, conditions existed that indicated U.S. Cellular’s long-lived asset group might not be recoverable.  As a result, the company performed a long-lived asset recoverability assessment related to the U.S. Cellular asset group and determined that no impairment of the long-lived asset group existed.

Agent Liabilities

U.S. Cellular has relationships with agents, which are independent businesses that obtain customers for U.S. Cellular.  At December 31, 2017 and 2016, U.S. Cellular had accrued $61 million and $57 million, respectively, for amounts due to agents.  These amounts are included in Other current liabilities in the Consolidated Balance Sheet.

Debt Issuance Costs

Debt issuance costs include underwriters’ and legal fees and other charges related to issuing various borrowing instruments and other long-term agreements, and are amortized over the respective term of each instrument.  U.S. Cellular presents certain debt issuance costs in the balance sheet as an offset to the related debt obligation.  Debt issuance costs related to U.S. Cellular’s revolving credit facility and receivables securitization facility are recorded in Other assets and deferred charges in the Consolidated Balance Sheet.

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

U.S. Cellular followed the deferred revenue method of accounting for its loyalty reward program.  Under this method, revenue allocated to loyalty reward points was deferred.  The amount allocated to the loyalty points was based on the estimated retail price of the services and products for which points were redeemable divided by the number of loyalty points required to receive such services and products.  This was calculated on a weighted average basis and required U.S. Cellular to estimate the percentage of loyalty points that would be redeemed for each product or service.

Revenue was recognized at the time of customer redemption or when such points were depleted via an account maintenance charge.  U.S. Cellular employed the proportional model to recognize revenues associated with breakage.  Under the proportional model, U.S. Cellular allocated a portion of the estimated future breakage to each redemption and recorded revenue proportionally.

Equipment Installment Plans

Equipment revenue under equipment installment plan contracts is recognized at the time the device is delivered to the end-user customer for the selling price of the device, net of any deferred imputed interest or trade-in right, if applicable.  Imputed interest is reflected as a reduction to the receivable balance and recognized over the duration of the plan as Service revenues.

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

From time to time, U.S. Cellular may offer certain promotions to incentivize customers to switch to, or to purchase additional services from, U.S. Cellular.  Under these types of promotions, an eligible customer may receive an incentive in the form of a discount off additional services purchased shown as a rebate or credit to the customer’s monthly bill.  U.S. Cellular accounts for the future discounts at the time of the initial transaction by allocating and deferring a portion of equipment revenue based on the relative proportion of the future discounts in comparison to the aggregate initial purchase plus the minimum future purchases required to receive the discounts.  The deferred revenue will be recognized as service revenue in future periods.

Activation Fees

U.S. Cellular has charged its end customers activation fees in connection with the sale of certain services and equipment.  Device activation fees charged at both agent locations and U.S. Cellular company-owned retail stores in connection with equipment installment plan device transactions are deferred and recognized over a period that corresponds with the equipment upgrade eligibility date based on the contract terms.  Device activation fees charged at agent locations in connection with subsidized device sales are deferred and recognized over a period that corresponds with the length of the customer’s service contract.  Device activation fees charged at U.S. Cellular company-owned retail stores in connection with subsidized device sales are recognized at the time the device is delivered to the customer.

Amounts Collected from Customers and Remitted to Governmental Authorities

U.S. Cellular records amounts collected from customers and remitted to governmental authorities on a net basis within a tax liability account if the tax is assessed upon the customer and U.S. Cellular merely acts as an agent in collecting the tax on behalf of the imposing governmental authority.  If the tax is assessed upon U.S. Cellular, then amounts collected from customers as recovery of the tax are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations.  The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $58 million, $64 million and $77 million for 2017, 2016 and 2015, respectively.

Eligible Telecommunications Carrier (ETC) Revenues

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

Advertising Costs

U.S. Cellular expenses advertising costs as incurred.  Advertising costs totaled $211 million, $245 million and $231 million in 2017, 2016 and 2015, respectively.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group.  For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group.  Under a tax allocation agreement between TDS and U.S. Cellular, U.S. Cellular remits its applicable income tax payments to TDS.  U.S. Cellular had a tax payable balance with TDS of $23 million and $8 million as of December 31, 2017 and 2016, respectively.

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

U.S. Cellular recognizes stock compensation expense based upon the fair value of the specific awards granted using established valuation methodologies.  The amount of stock compensation cost recognized on either a straight-line basis or graded attribution method is based on the portion of the award that is expected to vest over the requisite service period, which generally represents the vesting period.  Stock-based compensation cost recognized has been reduced for estimated forfeitures.  Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  See Note 16 — Stock-Based Compensation for additional information.

Defined Contribution Plans

U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries.  Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently.  Pension costs were $11 million in 2017, 2016 and 2015.

U.S. Cellular also participates in a defined contribution retirement savings plan (401(k) plan) sponsored by TDS.  Total costs incurred for U.S. Cellular’s contributions to the 401(k) plan were $16 million, $16 million and $15 million in 2017, 2016 and 2015, respectively.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09) and has since amended the standard with Accounting Standards Update 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, Accounting Standards Update 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), Accounting Standards Update 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, Accounting Standards Update 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, and Accounting Standards Update 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers.  These standards replace existing revenue recognition rules with a single comprehensive model to use in accounting for revenue arising from contracts with customers.  U.S. Cellular will adopt ASU 2014-09, as amended, on January 1, 2018, under the modified retrospective transition method whereby a cumulative effect adjustment to retained earnings will be recognized upon adoption and the guidance is applied prospectively.  U.S. Cellular has implemented new systems, processes and controls to adopt ASU 2014-09, as amended. ASU 2014-09, as amended, impacts U.S. Cellular’s revenue recognition related to the allocation of contract revenues between various services and equipment, and the timing of when those revenues are recognized.  In addition, ASU 2014-09, as amended, requires deferral of incremental contract acquisition and fulfillment costs and subsequent expense recognition over the contract period or expected customer life.  Upon adoption, the cumulative effect adjustment will include the establishment of contract asset and contract liability accounts with a corresponding adjustment to retained earnings to reflect the reallocation of revenues between service and equipment performance obligations for which control is transferred to customers in different periods. Reallocation impacts generally arise when bundle discounts are provided in a contract arrangement that includes equipment and service performance obligations.  In these cases, the revenue will be reallocated according to the relative stand-alone selling prices of the performance obligations included in the bundle and this may be different than how the revenue is billed to the customer and recognized under current guidance.  In addition, contract cost assets will be established to reflect costs that will be deferred as incremental contract acquisition costs.  Incremental contract acquisition costs generally relate to commissions paid to sales associates.  The cumulative effect of adoption of the new standard will be to increase Retained earnings as of January 1, 2018, by approximately $160 million.  Based on currently available information, U.S. Cellular estimates that the new standard will not have a significant impact on operating income in 2018.

In January 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01).  This ASU introduces changes to current accounting for equity investments and financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments.  U.S. Cellular is required to adopt ASU 2016-01 on January 1, 2018, using the modified retrospective approach.  The adoption of ASU 2016-01 is not expected to have a significant impact on U.S. Cellular’s financial position or results of operations.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (ASU 2016-02).  ASU 2016-02 requires lessees to record a right-of-use asset and lease liability for almost all leases.  This ASU does not substantially impact the lessor accounting model.  However, some changes to the lessor accounting guidance were made to align with lessee accounting changes within Accounting Standards Codification (ASC) 842, Leases and certain key aspects of ASC 606, Revenue from Contracts with Customers.  Early adoption is permitted; however, U.S. Cellular plans to adopt ASU 2016-02 on a modified retrospective basis when required on January 1, 2019.  In January 2018, the FASB issued Accounting Standards Update 2018-01, Leases (ASU 2018-01), which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expired before the entities adoption of ASU 2016-02.  U.S. Cellular plans to adopt ASU 2018-01 in conjunction with its adoption of ASU 2016-02.  U.S. Cellular is evaluating the full effect that adoption of ASU 2016-02 and ASU 2018-01 will have on its financial condition, results of operations and disclosures.  Upon adoption, U.S. Cellular expects a substantial increase to assets and liabilities on its balance sheet and is in the process of implementing a new lease management and accounting system to assist in the application of the new standard.

In March 2016, the FASB issued Accounting Standards Update 2016-04, Liabilities – Extinguishments of Liabilities: Recognition of Breakage from Certain Prepaid Stored-Value Products (ASU 2016-04).  ASU 2016-04 requires companies that sell prepaid stored-value products redeemable for goods, services or cash at third-party merchants to recognize breakage (i.e., the value that is ultimately not redeemed by the consumer) in a way that is consistent with how it will be recognized under the new revenue recognition standard.  U.S. Cellular is required to adopt ASU 2016-04 on January 1, 2018, retrospectively.  The adoption of ASU 2016-04 is not expected to have a significant impact on U.S. Cellular’s financial position or results of operations.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (ASU 2016-13).  ASU 2016-13 requires entities to use a new forward-looking, expected loss model to estimate credit losses.  It also requires additional disclosure relating to the credit quality of trade and other receivables, including information relating to management’s estimate of credit allowances.  U.S. Cellular is required to adopt ASU 2016-13 on January 1, 2020, using the modified retrospective approach.  Early adoption is permitted as of January 1, 2019.  U.S. Cellular is evaluating the effects that adoption of ASU 2016-13 will have on its financial position, results of operations and disclosures.

In October 2016, the FASB issued Accounting Standards Update 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (ASU 2016-16).  ASU 2016-16 impacts the accounting for the income tax consequences of intra-entity transfers of assets other than inventory when the transfer occurs between entities in different tax jurisdictions.  U.S. Cellular is required to adopt ASU 2016-16 on January 1, 2018, using the modified retrospective approach.  The adoption of ASU 2016-16 is not expected to have a significant impact on U.S. Cellular’s financial position or results of operations.

In February 2017, the FASB issued Accounting Standards Update 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets: Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets (ASU 2017-05).  ASU 2017-05 clarifies how entities account for the derecognition of a nonfinancial asset and adds guidance for partial sales of nonfinancial assets.  U.S. Cellular is required to adopt ASU 2017-05 on January 1, 2018, either retrospectively or using the modified retrospective approach.  The adoption of ASU 2017-05 is not expected to have a significant impact on U.S. Cellular’s financial position or results of operations.

In May 2017, the FASB issued Accounting Standards Update 2017-09, Compensation – Stock Compensation (ASU 2017-09).  ASU 2017-09 clarifies when changes to the terms or conditions of share-based payment awards must be accounted for as modifications.  U.S. Cellular is required to adopt ASU 2017-09 prospectively on January 1, 2018.  The adoption of ASU 2017-09 is not expected to have a significant impact on U.S. Cellular’s financial position or results of operations.

In July 2017, the FASB issued Accounting Standards Update 2017-11, Earnings Per Share, Distinguishing Liabilities from Equity, Derivatives and Hedging: I. Accounting for Certain Financial Instruments with Down Round Features, II.  Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (ASU 2017-11).  The amendments in Part I of ASU 2017-11 that relate to liability or equity classification of financial instruments (or embedded features) affect all entities that issue financial instruments (for example, warrants or convertible instruments) that include down round features.  The amendments in Part II ASU 2017-11 do not have an accounting effect since the amendments only replace the indefinite deferral of certain guidance with a scope exception.  U.S. Cellular is required to adopt ASU 2017-11 on January 1, 2019, either retrospectively or using the modified retrospective approach.  Early adoption is permitted.  The adoption of ASU 2017-11 is not expected to have a significant impact on U.S. Cellular’s financial position or results of operations.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12).  ASU 2017-12 amends hedge accounting recognition and presentation requirements to improve transparency and understandability of information disclosed in the financials as well as simplifies the application of hedge accounting guidance.  U.S. Cellular is required to adopt ASU 2017-12 on January 1, 2019, using the modified retrospective approach.  Early adoption is permitted.  The adoption of ASU 2017-12 is not expected to have a significant impact on U.S. Cellular’s financial position or results of operations.

Note 2 Fair Value Measurements

As of December 31, 2017 and 2016, U.S. Cellular did not have any material financial or nonfinancial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP.

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

	Level within the Fair Value Hierarchy	December 31, 2017		December 31, 2016
		Book Value	Fair Value	Book Value	Fair Value
(Dollars in millions)
Cash and cash equivalents	1	$352	$352	$586	$586
Short-term investments	1	50	50	–	–
Long-term debt
Retail	2	917	939	917	929
Institutional	2	534	522	533	532
Other	2	191	191	203	203

The fair value of Cash and cash equivalents and Short-term investments approximate their book values due to the short-term nature of these financial instruments.  Long-term debt excludes capital lease obligations, other installment arrangements, the current portion of Long-term debt and debt financing costs.  The fair value of “Retail” Long-term debt was estimated using market prices for the 6.95% Senior Notes, 7.25% 2063 Senior Notes and 7.25% 2064 Senior Notes.  U.S. Cellular’s “Institutional” debt consists of the 6.7% Senior Notes which are traded over the counter.  U.S. Cellular’s “Other” debt consists of a senior term loan credit facility.  U.S. Cellular estimated the fair value of its Institutional and Other debt through a discounted cash flow analysis using the interest rates or estimated yield to maturity for each borrowing, which ranged from 4.74% to 7.13% and 3.78% to 6.93% at December 31, 2017 and 2016, respectively.

Note 3 Equipment Installment Plans

U.S. Cellular sells devices to customers under equipment installment contracts over a specified time period.  For certain equipment installment plans, after a specified period of time or amount of payments, the customer may have the right to upgrade to a new device and have the remaining unpaid equipment installment contract balance waived, subject to certain conditions, including trading in the original device in good working condition and signing a new equipment installment contract.  U.S. Cellular values this trade-in right as a guarantee liability.  The guarantee liability is initially measured at fair value and is determined based on assumptions including the probability and timing of the customer upgrading to a new device and the fair value of the device being traded-in at the time of trade-in.  When a customer exercises the trade-in option, both the outstanding receivable and guarantee liability balances related to the respective device are reduced to zero, and the value of the used device that is received in the transaction is recognized as inventory.  If the customer does not exercise the trade-in option at the time of eligibility, U.S. Cellular begins amortizing the liability and records this amortization as additional equipment revenue.  As of December 31, 2017 and 2016, the guarantee liability related to these plans was $15 million and $33 million, respectively, and is reflected in Customer deposits and deferred revenues in the Consolidated Balance Sheet.

U.S. Cellular equipment installment plans do not provide for explicit interest charges.  Because equipment installment plans have a duration of greater than twelve months, U.S. Cellular imputes interest.  U.S. Cellular records imputed interest as a reduction to the related accounts receivable and recognizes it over the term of the installment agreement as a component of Service revenues.  Equipment installment plan receivables had a weighted average effective imputed interest rate of 12.5% and 11.2% as of December 31, 2017 and 2016, respectively.

The following table summarizes equipment installment plan receivables as of December 31, 2017 and 2016.

December 31,	2017	2016
(Dollars in millions)
Equipment installment plan receivables, gross	$873	$628
Deferred interest	(80)	(53)
Equipment installment plan receivables, net of deferred interest	793	575
Allowance for credit losses	(65)	(50)
Equipment installment plan receivables, net	$728	$525

Net balance presented in the Consolidated Balance Sheet as:
Accounts receivable — Customers and agents (Current portion)	$428	$345
Other assets and deferred charges (Non-current portion)	300	180
Equipment installment plan receivables, net	$728	$525

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

	December 31, 2017			December 31, 2016
	Lower Risk	Higher Risk	Total	Lower Risk	Higher Risk	Total
(Dollars in millions)
Unbilled	$807	$20	$827	$553	$38	$591
Billed — current	31	1	32	23	2	25
Billed — past due	12	2	14	10	2	12
Equipment installment plan receivables, gross	$850	$23	$873	$586	$42	$628

The activity in the allowance for credit losses balance for the equipment installment plan receivables was as follows:

	2017	2016
(Dollars in millions)
Allowance for credit losses, beginning of year	$50	$26
Bad debts expense	62	63
Write-offs, net of recoveries	(47)	(39)
Allowance for credit losses, end of year	$65	$50

U.S. Cellular recorded out-of-period adjustments in 2016 due to errors related to equipment installment plan transactions occurring in 2015 (2016 EIP adjustments).  The 2016 EIP adjustments had the impact of increasing Equipment sales revenues by $2 million, decreasing bad debts expense, which is a component of Selling, general and administrative expense, by $2 million and increasing Income before income taxes by $4 million in 2016.  Additionally, U.S. Cellular recorded out-of-period adjustments in 2015 due to errors related to equipment installment plan transactions (2015 EIP adjustments) that were attributable to 2014.  The 2015 EIP adjustments had the impact of reducing Equipment sales revenues and Income before income taxes by $6 million in 2015.  U.S. Cellular has determined that these adjustments were not material to any of the periods impacted.

Note 4 Income Taxes

U.S. Cellular is included in a consolidated federal income tax return and in certain state income tax returns with other members of the TDS consolidated group.  For financial statement purposes, U.S. Cellular and its subsidiaries compute their income tax expense as if they comprised a separate affiliated group and were not included in the TDS consolidated group.

U.S. Cellular’s current income taxes balances at December 31, 2017 and 2016, were as follows:

December 31,	2017	2016
(Dollars in millions)
Federal income taxes payable	$22	$8
Net state income taxes payable	1	–

Income tax expense (benefit) is summarized as follows:

Year Ended December 31,	2017	2016	2015
(Dollars in millions)
Current
Federal	$68	$29	$97
State	10	(2)	5
Deferred
Federal	(354)	1	48
State	(11)	5	7
Total income tax expense (benefit)	$(287)	$33	$157

In December 2017, the Tax Act was signed into law.  U.S. Cellular adjusts for the effects of changes in tax laws and rates in the period of enactment.  The major provisions of the Tax Act impacting U.S. Cellular are the reduction of the U.S. federal corporate tax rate from 35% to 21% and the bonus depreciation deduction allowing for full expensing of qualified property additions.

The disclosed amounts within include provisional estimates, pursuant to SEC Staff Accounting Bulletin No. 118, for current and deferred taxes related to tax depreciation of fixed assets. For property acquired and placed in service after September 27, 2017, the Tax Act provides for full expensing if such property was not subject to a written binding agreement in existence as of September 27, 2017. As of December 31, 2017, U.S. Cellular has not completed a full analysis of all contracts and agreements related to fixed assets placed in service during 2017, but was able to record a reasonable estimate of the effects of these changes based on capital expenditures made during 2017.  U.S. Cellular expects any final adjustments to the provisional amounts to be recorded by the third quarter of 2018, which could be material to U.S. Cellular’s financial statements. The accounting for all other applicable provisions of the Tax Act was performed based on U.S. Cellular’s current interpretation of the provisions of the law as enacted as of December 31, 2017.

A reconciliation of U.S. Cellular’s income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular’s effective income tax expense rate is as follows:

Year Ended December 31,	2017		2016		2015
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense and rate	$(95)	35.0%	$29	35.0%	$141	35.0%
State income taxes, net of federal benefit[1]	(4)	1.4	3	3.6	8	2.1
Effect of noncontrolling interests	(2)	0.8	(1)	(1.1)	3	0.6
Federal income tax rate change[2]	(254)	93.3	–	–	–	–
Goodwill impairment[3]	71	(26.2)	–	–	–	–
Other differences, net	(3)	1.2	2	2.2	5	1.0
Total income tax expense (benefit) and rate	$(287)	105.5%	$33	39.7%	$157	38.7%

[1]	State income taxes, net of federal benefit, include changes in unrecognized tax benefits as well as adjustments to the valuation allowance.
[2]

Federal income tax rate change due to the Tax Act reducing the federal income tax rate from 35% to 21% and a corresponding reduction to the deferred tax liability.  The amount is slightly different from the total impact of the federal tax rate change because the rate change also impacts the amount of State income taxes, net of federal benefit.

[3]

Goodwill impairment reflects an adjustment to increase income tax expense by $71 million related to a portion of the impaired goodwill that is not amortizable for income tax purposes.  See Note 7 — Intangible Assets for additional information related to the goodwill impairment.

Significant components of U.S. Cellular’s deferred income tax assets and liabilities at December 31, 2017 and 2016, were as follows:

December 31,	2017	2016
(Dollars in millions)
Deferred tax assets
Net operating loss (NOL) carryforwards	$103	$88
Stock-based compensation	20	26
Compensation and benefits - other	5	21
Deferred rent	21	21
Other	59	56
Total deferred tax assets	208	212
Less valuation allowance	(77)	(65)
Net deferred tax assets	131	147
Deferred tax liabilities
Property, plant and equipment	276	473
Licenses/intangibles	192	326
Partnership investments	123	173
Total deferred tax liabilities	591	972
Net deferred income tax liability	$460	$825

Presented in the Consolidated Balance Sheet as:
Deferred income tax liability, net	$461	$826
Other assets and deferred charges	(1)	(1)
Net deferred income tax liability	$460	$825

At December 31, 2017, U.S. Cellular and certain subsidiaries had $1,989 million of state NOL carryforwards (generating a $92 million deferred tax asset) available to offset future taxable income.  The state NOL carryforwards expire between 2018 and 2037.  Certain subsidiaries had federal NOL carryforwards (generating an $11 million deferred tax asset) available to offset their future taxable income.  The federal NOL carryforwards expire between 2018 and 2037.  A valuation allowance was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

A summary of U.S. Cellular’s deferred tax asset valuation allowance is as follows:

	2017	2016	2015
(Dollars in millions)
Balance at beginning of year	$65	$55	$53
Charged to income tax expense	12	10	2
Balance at end of year	$77	$65	$55

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2017	2016	2015
(Dollars in millions)
Unrecognized tax benefits balance at beginning of year	$43	$39	$36
Additions for tax positions of current year	6	12	7
Additions for tax positions of prior years	1	3	1
Reductions for tax positions of prior years	(1)	(1)	–
Reductions for lapses in statutes of limitations	(2)	(10)	(5)
Unrecognized tax benefits balance at end of year	$47	$43	$39

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet.  If these benefits were recognized, they would have reduced income tax expense in 2017, 2016 and 2015 by $38 million, $29 million and $25 million, respectively, net of the federal benefit from state income taxes.

U.S. Cellular recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense (benefit).  The amounts charged to income tax expense related to interest and penalties resulted in an expense of $3 million in 2017, a benefit of $2 million in 2016 and an expense of $1 million in 2015.  Net accrued liabilities for interest and penalties were $19 million and $15 million at December 31, 2017, and 2016, respectively, and are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

U.S. Cellular is included in TDS’ consolidated federal and certain state income tax returns. U.S. Cellular also files certain state and local income tax returns separately from TDS.  With only limited exceptions, TDS is no longer subject to federal and state income tax audits for the years prior to 2013.

Note 5 Earnings Per Share

Basic earnings per share attributable to U.S. Cellular shareholders is computed by dividing Net income attributable to U.S. Cellular shareholders by the weighted average number of common shares outstanding during the period.  Diluted earnings per share attributable to U.S. Cellular shareholders is computed by dividing Net income attributable to U.S. Cellular shareholders by the weighted average number of common shares outstanding during the period adjusted to include the effects of potentially dilutive securities.  Potentially dilutive securities primarily include incremental shares issuable upon the exercise of outstanding stock options and the vesting of performance and restricted stock units.

The amounts used in computing earnings per common share and the effects of potentially dilutive securities on the weighted average number of common shares were as follows:

Year Ended December 31,	2017	2016	2015
(Dollars and shares in millions, except per share amounts)
Net income attributable to U.S. Cellular shareholders	$12	$48	$241

Weighted average number of shares used in basic earnings per share	85	85	84
Effect of dilutive securities	1	–	1
Weighted average number of shares used in diluted earnings per share	86	85	85

Basic earnings per share attributable to U.S. Cellular shareholders	$0.14	$0.56	$2.86

Diluted earnings per share attributable to U.S. Cellular shareholders	$0.14	$0.56	$2.84

Certain Common Shares issuable upon the exercise of stock options or vesting of performance and restricted stock units were not included in average diluted shares outstanding for the calculation of Diluted earnings per share attributable to U.S. Cellular shareholders because their effects were antidilutive.  The number of such Common Shares excluded was 3 million shares, 3 million shares and 4 million shares for 2017, 2016 and 2015, respectively.

Note 6 Acquisitions, Divestitures and Exchanges

In July 2016, the FCC announced U.S. Cellular as a qualified bidder in the FCC’s forward auction of 600 MHz spectrum licenses, referred to as Auction 1002.  Prior to commencement of the forward auction, U.S. Cellular made an upfront payment to the FCC of $143 million in June 2016 to establish its initial bidding eligibility.  In April 2017, the FCC announced by way of public notice that U.S. Cellular was the winning bidder for 188 licenses for an aggregate purchase price of $329 million.  U.S. Cellular paid the remaining $186 million to the FCC and was granted the licenses during the second quarter of 2017.

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

In February 2016, U.S. Cellular entered into an agreement with a third party to exchange certain 700 MHz licenses for certain AWS and PCS licenses and $28 million of cash.  This license exchange was accomplished in two closings.  The first closing occurred in the second quarter of 2016 at which time U.S. Cellular received $13 million of cash and recorded a gain of $9 million.  The second closing occurred in the first quarter of 2017, at which time U.S. Cellular received $15 million of cash and recorded a gain of $17 million.

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

In 2015 and 2016, U.S. Cellular entered into multiple agreements to purchase spectrum licenses located in U.S. Cellular’s existing operating markets.  The aggregate purchase price for these spectrum licenses is $57 million, of which $53 million closed in 2016 and $3 million closed in 2017.  The remaining agreement is expected to close in early 2018.

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

In December 2014, U.S. Cellular entered into an agreement with a third party to sell 595 towers and certain related contracts, assets, and liabilities for $159 million.  This agreement and related transactions were accomplished in two closings.  The first closing occurred in December 2014 and included the sale of 236 towers, without tenants, for $10 million.  On this same date, U.S. Cellular received $8 million in earnest money.  At the time of the first closing, a $4 million gain was recorded.  The second closing for the remaining 359 towers, primarily with tenants, took place in January 2015, at which time U.S. Cellular received $142 million in additional cash proceeds and recorded a gain of $108 million in (Gain) loss on sale of business and other exit costs, net.

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

Licenses

	2017	2016
(Dollars in millions)
Balance at beginning of year	$1,886	$1,834
Acquisitions	331	53
Transferred to Assets held for sale	(10)	(8)
Exchanges - Licenses received	25	25
Exchanges - Licenses surrendered	(9)	(18)
Balance at end of year	$2,223	$1,886

Goodwill

Year Ended December 31,	2017	2016
(Dollars in millions)
Balance at beginning of year	$370	$370
Loss on impairment	(370)	–
Balance at end of year	$–	$370

Goodwill Interim Impairment Assessment

U.S. Cellular operates in an intensely competitive wireless industry environment and has experienced declining service revenues in recent periods.  Based on recent 2017 developments, including wireless expansion plans announced by other companies and the results of the FCC’s forward auction of 600 MHz spectrum licenses and other FCC actions, U.S. Cellular anticipates increased competition for customers in its primary operating markets from new and existing market participants over the long term.  In addition, the widening adoption of unlimited data plans and other data pricing constructs across the industry, including U.S. Cellular’s introduction of unlimited plans earlier in 2017, may limit the industry’s ability to monetize future growth in data usage.  These factors when assessed and considered as part of U.S. Cellular’s annual planning process conducted in the third quarter of each year caused management to revise its long-range financial forecast in the third quarter of 2017.  Based on the factors noted above, management identified a triggering event and performed a quantitative goodwill impairment test on an interim basis.

U.S. Cellular used a one-step quantitative approach that compared the fair value of the U.S. Cellular reporting unit to its carrying value.  A discounted cash flow approach was used to value the reporting unit, using value drivers and risks specific to U.S. Cellular and the industry and current economic factors.  The cash flow estimates incorporated certain assumptions that market participants would use in their estimates of fair value and may not be indicative of U.S. Cellular specific assumptions.  However, the discount rate used in the analysis considers any additional risk a market participant might place on integrating the U.S. Cellular reporting unit into its operations.

The results of the interim goodwill impairment test indicated that the carrying value of the U.S. Cellular reporting unit exceeded its fair value.  Therefore, U.S. Cellular recognized a loss on impairment of goodwill of $370 million to reduce the carrying value of goodwill to zero in the third quarter of 2017.

Note 8 Investments in Unconsolidated Entities

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a noncontrolling interest. These investments are accounted for using either the equity or cost method as shown in the following table:

December 31,	2017	2016
(Dollars in millions)
Equity method investments:
Capital contributions, loans, advances and adjustments	$105	$108
Cumulative share of income	1,717	1,577
Cumulative share of distributions	(1,411)	(1,276)
Total equity method investments	411	409
Cost method investments	4	4
Total investments in unconsolidated entities	$415	$413

The following tables, which are based on information provided in part by third parties, summarize the combined assets, liabilities and equity, and results of operations of U.S. Cellular’s equity method investments:

December 31,	2017	2016
(Dollars in millions)
Assets
Current	$668	$739
Due from affiliates	323	387
Property and other	4,804	4,615
Total assets	$5,795	$5,741

Liabilities and Equity
Current liabilities	$435	$466
Deferred credits	176	184
Long-term liabilities	199	187
Long-term capital lease obligations	1	6
Partners' capital and shareholders' equity	4,984	4,898
Total liabilities and equity	$5,795	$5,741

Year Ended December 31,	2017	2016	2015
(Dollars in millions)
Results of Operations
Revenues	$6,562	$6,747	$6,958
Operating expenses	4,965	5,047	5,226
Operating income	1,597	1,700	1,732
Other income (expense), net	(1)	(11)	(7)
Net income	$1,596	$1,689	$1,725

Note 9 Property, Plant and Equipment

Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2017 and 2016, were as follows:

December 31,	Useful Lives (Years)	2017	2016
(Dollars in millions)
Land	N/A	$36	$35
Buildings	20	297	297
Leasehold and land improvements	1-30	1,178	1,153
Cell site equipment	7-25	3,411	3,383
Switching equipment	5-8	988	976
Office furniture and equipment	3-5	389	420
Other operating assets and equipment	3-5	57	53
System development	1-7	1,060	1,217
Work in process	N/A	212	178
Total property, plant and equipment, gross		7,628	7,712
Accumulated depreciation and amortization		(5,308)	(5,242)
Total property, plant and equipment, net		$2,320	$2,470

Depreciation and amortization expense totaled $604 million, $607 million and $596 million in 2017, 2016 and 2015, respectively.  In 2017, 2016 and 2015, (Gain) loss on asset disposals, net included charges of $17 million, $22 million and $16 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service in the normal course of business.

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

In 2017 and 2016, U.S. Cellular performed a review of the assumptions and estimated costs related to its asset retirement obligations.  The results of the reviews (identified as Revisions in estimated cash outflows) and other changes in asset retirement obligations during 2017 and 2016, were as follows:

	2017	2016
(Dollars in millions)
Balance at beginning of year	$174	$158
Additional liabilities accrued	1	1
Revisions in estimated cash outflows	(3)	5
Disposition of assets	(1)	(1)
Accretion expense	12	11
Balance at end of year	$183	$174

Note 11 Debt

Revolving Credit Facility

At December 31, 2017, U.S. Cellular had a revolving credit facility available for general corporate purposes, including acquisitions, spectrum purchases and capital expenditures.  Amounts under the revolving credit facility may be borrowed, repaid and reborrowed from time to time until maturity in June 2021.  As of December 31, 2017, there were no outstanding borrowings under the revolving credit facility, except for letters of credit.  Interest expense representing commitment fees on the unused portion of the revolving line of credit was $1 million in each of 2017, 2016 and 2015.  The commitment fees are based on the unsecured senior debt ratings assigned to U.S. Cellular by certain ratings agencies.

The following table summarizes the revolving credit facility as of December 31, 2017:

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

In connection with U.S. Cellular’s revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated June 15, 2016, together with the administrative agent for the lenders under U.S. Cellular’s revolving credit agreement.  Pursuant to this subordination agreement, (a) any consolidated funded indebtedness from U.S. Cellular to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from U.S. Cellular to TDS (other than “refinancing indebtedness” as defined in the subordination agreement) in excess of $105 million and (ii) refinancing indebtedness in excess of $250 million will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under U.S. Cellular’s revolving credit agreement.  As of December 31, 2017, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the revolving credit agreement pursuant to the subordination agreement.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing.  U.S. Cellular believes it was in compliance as of December 31, 2017, with all covenants and other requirements set forth in the revolving credit facility.

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

Certain U.S. Cellular wholly-owned subsidiaries have jointly and severally unconditionally guaranteed the payment and performance of the obligations of U.S. Cellular under the revolving credit agreement pursuant to a guaranty dated June 15, 2016.  Other subsidiaries that meet certain criteria will be required to provide a similar guaranty in the future.  U.S. Cellular believes it was in compliance with all of the financial and other covenants and requirements set forth in its revolving credit facility as of December 31, 2017.

Term Loan

In July 2015, U.S. Cellular borrowed $225 million on a senior term loan credit facility in two separate draws.  This facility was entered into in January 2015 and amended and restated in June 2016.  The interest rate on outstanding borrowings is reset at three and six month intervals at a rate of LIBOR plus 250 basis points.  This credit facility provides for the draws to be continued on a long-term basis under terms that are readily determinable.  U.S. Cellular has the ability and intent to carry the debt for the duration of the agreement.  Principal reductions are due and payable in quarterly installments of $3 million beginning in March 2016 through December 2021, and the remaining unpaid balance will be due and payable in January 2022.  The senior term loan credit facility contains financial covenants and subsidiary guarantees that are consistent with the revolving credit agreements described above.  This facility was entered into for general corporate purposes, including working capital, spectrum purchases and capital expenditures.  U.S. Cellular believes that it was in compliance with all of the financial and other covenants and requirements set forth in its term loan credit facility as of December 31, 2017.

In connection with U.S. Cellular’s term loan credit facility, TDS and U.S. Cellular entered into a subordination agreement in June 2016 together with the administrative agent for the lenders under U.S. Cellular’s term loan credit agreement, which is substantially the same as the subordination agreement for U.S. Cellular as described above under the “Revolving Credit Facilities.”  As of December 31, 2017, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the term loan facility pursuant to this subordination agreement.

Receivables Securitization Facility

In December 2017, U.S. Cellular, through its subsidiaries, entered into a $200 million credit facility to permit securitized borrowings using its equipment installment receivables for general corporate purposes, including acquisitions, spectrum purchases and capital expenditures.  In connection with the receivables securitization facility, U.S. Cellular formed a wholly-owned subsidiary, USCC Master Note Trust (Trust), which qualifies as a bankruptcy remote entity.  Under the terms of the facility, U.S. Cellular, through its subsidiaries, transfers eligible equipment installment receivables to the Trust.  The Trust then utilizes the transferred assets as collateral for notes payables issued to third party financial institutions.  Since U.S. Cellular retains effective control of the transferred assets in the Trust, any activity associated with this receivables securitization facility will be treated as a secured borrowing.  Therefore, U.S. Cellular will continue to report equipment installment receivables and any related balances on the Consolidated Balance Sheet.  Cash received from borrowings under the receivables securitization facility will be reported as Debt.  Refer to Note 13 — Variable Interest Entities for additional information.

U.S. Cellular entered into a performance guaranty whereby U.S. Cellular guarantees the performance of certain wholly-owned subsidiaries of U.S. Cellular under the receivables securitization facility.  Amounts under the receivables securitization facility may be borrowed, repaid and reborrowed from time to time until maturity in December 2019, which may be extended from time to time as specified therein.  As of December 31, 2017, there were no outstanding borrowings under the receivables securitization facility, and the entire unused capacity of $200 million was available, subject to sufficient collateral to satisfy the asset borrowing base provisions of the facility.  As of December 31, 2017, the Trust held less than $1 million of assets available to be pledged as collateral for the receivables securitization facility.

The continued availability of the receivables securitization facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and provide representations on certain matters at the time of each borrowing.  The covenants include the same financial covenants for U.S. Cellular as described above under the “Revolving Credit Facility.”  U.S. Cellular believes that it was in compliance as of December 31, 2017, with all of the financial covenants and requirements set forth in its receivables securitization facility.

Other Long-Term Debt

Long-term debt as of December 31, 2017 and 2016, was as follows:

				December 31, 2017			December 31, 2016
	Issuance date	Maturity date	Call date (any time on or after)	Principal Amount	Less Unamortized discount and debt issuance costs	Total	Principal Amount	Less Unamortized discount and debt issuance costs	Total
(Dollars in millions)
Unsecured Senior Notes
6.700%	Dec 2003 and June 2004	Dec 2033	Dec 2003 and June 2004	$544	$15	$529	$544	$15	$529
6.950%	May 2011	May 2060	May 2016	342	11	331	342	11	331
7.250%	Dec 2014	Dec 2063	Dec 2019	275	10	265	275	10	265
7.250%	Nov 2015	Dec 2064	Dec 2020	300	10	290	300	10	290
Term Loan	Jul 2015	Jan 2022		203	2	201	214	2	212
Capital lease obligations				4	–	4	2	–	2
Installment payment agreement				21	1	20	–	–	–
Total long-term debt				$1,689	$49	$1,640	$1,677	$48	$1,629
Long-term debt, current						$18			$11
Long-term debt, noncurrent						$1,622			$1,618

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

Interest on the Senior Notes outstanding at December 31, 2017, is payable quarterly, with the exception of the 6.7% Senior Notes for which interest is payable semi-annually.

The annual requirements for principal payments on long-term debt are approximately $19 million for each of the years 2018 through 2020, and $11 million and $158 million for the years 2021 and 2022, respectively.

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

Note 12 Commitments and Contingencies

Purchase Obligations

U.S. Cellular has obligations payable under non-cancellable contracts, commitments for device purchases, network facilities and transport services, agreements for software licensing, long-term marketing programs, as well as certain agreements to purchase goods or services.  Where applicable, U.S. Cellular calculates its obligation based on termination fees that can be paid to exit the contract.  Future minimum payments required under these commitments are as follows:

Purchase
Obligations
(Dollars in millions)
2018	$1,177
2019	657
2020	73
2021	42
2022	21
Thereafter	31
Total	$2,001

Lease Commitments

U.S. Cellular and its subsidiaries have leases for office space, retail store sites, cell sites and equipment which are accounted for as operating leases.  Certain leases have renewal options and/or fixed rental increases.  Renewal options that are reasonably assured of exercise are included in determining the lease term.  Any rent abatements or lease incentives, in addition to fixed rental increases, are included in the calculation of rent expense and calculated on a straight-line basis over the defined lease term.  Rent expense totaled $166 million, $161 million and $153 million in 2017, 2016 and 2015, respectively.

U.S. Cellular and its subsidiaries are also the lessors for tower space which are accounted for as operating leases.  The leased assets are included in Property, plant and equipment on the Consolidated Balance Sheet.

As of December 31, 2017, future minimum rental payments required under operating leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year were as follows:

	Operating Leases Future Minimum Rental Payments	Operating Leases Future Minimum Rental Receipts
(Dollars in millions)
2018	$145	$54
2019	133	45
2020	120	34
2021	107	21
2022	92	9
Thereafter	737	2
Total	$1,334	$165

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

U.S. Cellular has accrued $1 million and less than $1 million with respect to legal proceedings and unasserted claims as of December 31, 2017 and 2016, respectively.  U.S. Cellular has not accrued any amount for legal proceedings if it cannot estimate the amount of the possible loss or range of loss.  U.S. Cellular is unable to estimate any contingent loss in excess of the amounts accrued.

Note 13 Variable Interest Entities

Consolidated VIEs

U.S. Cellular consolidates variable interest entities (VIEs) in which it has a controlling financial interest as defined by GAAP and is therefore deemed the primary beneficiary.  A controlling financial interest will have both of the following characteristics: (a) the power to direct the VIE activities that most significantly impact economic performance and (b) the obligation to absorb the VIE losses and right to receive benefits that are significant to the VIE.  U.S. Cellular reviews these criteria initially at the time it enters into agreements and subsequently when events warranting reconsideration occur.  These VIEs have risks similar to those described in the “Risk Factors” in U.S. Cellular’s Form 10-K for the year ended December 31, 2017.

During 2017, U.S. Cellular formed USCC EIP LLC (Seller/Sub-Servicer), USCC Receivables Funding LLC (Transferor) and the Trust, special purpose entities (SPEs), to facilitate a securitized borrowing using its equipment installment plan receivables.  Under a Receivables Sale Agreement, U.S. Cellular wholly-owned, majority-owned and unconsolidated entities, collectively referred to as “affiliated entities”, transfer device equipment installment contracts to USCC EIP LLC.  The Seller/Sub-Servicer will aggregate device equipment installment plan contracts, perform servicing, collection and all other administrative activities related to accounting for equipment installment plan contracts.  The Seller/Sub-Servicer will sell the eligible equipment installment plan receivables to the Transferor, a bankruptcy remote entity, which will subsequently sell the receivables to the Trust.  The Trust, which is bankruptcy remote and isolated from the creditors of U.S. Cellular, will be responsible for issuing asset-backed variable funding notes (Notes), which are collateralized by the equipment installment plan receivables owned by the Trust.  Given that U.S. Cellular has the power to direct the activities of these SPEs, and that these SPEs lack sufficient equity to finance their activities, U.S. Cellular is deemed to have a controlling financial interest in the SPEs and, therefore, consolidates them.  All transactions with third parties (e.g. issuance of the asset-backed variable funding notes) will be accounted for as a secured borrowing due to the pledging of equipment installment contracts as collateral, significant continuing involvement in the transferred assets, subordinated interests of the cash flows, and continued evidence of control of the receivables.  Refer to Note 11 — Debt, Receivables Securitization Facility for additional details regarding the securitization facility for which these entities were established.

The following VIEs were formed to participate in FCC auctions of wireless spectrum and to fund, establish, and provide wireless service with respect to any FCC licenses won in the auctions:

  Advantage Spectrum, L.P. (Advantage Spectrum) and Sunshine Spectrum, Inc. (Sunshine Spectrum), the general partner of Advantage Spectrum (former general partner was Frequency Advantage, L.P. (Frequency Advantage));
  Aquinas Wireless, L.P. (Aquinas Wireless); and
  King Street Wireless, L.P. (King Street Wireless) and King Street Wireless, Inc., the general partner of King Street Wireless.

These particular VIEs are collectively referred to as designated entities.  The power to direct the activities that most significantly impact the economic performance of these VIEs is shared.  Specifically, the general partner of these VIEs has the exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships.  The general partner of each partnership needs the consent of the limited partner, an indirect U.S. Cellular subsidiary, to sell or lease certain licenses, to make certain large expenditures, admit other partners or liquidate the limited partnerships.  Although the power to direct the activities of these VIEs is shared, U.S. Cellular has the most significant level of exposure to the variability associated with the economic performance of the VIEs, indicating that U.S. Cellular is the primary beneficiary of the VIEs.  Therefore, in accordance with GAAP, these VIEs are consolidated.

In January 2017, Sunshine Spectrum and the other owner of Frequency Advantage (the previous general partner of Advantage Spectrum) completed a series of transactions whereby Frequency Advantage was dissolved and Sunshine Spectrum became the new general partner of Advantage Spectrum.  Consistent with its previous treatment of Frequency Advantage and in accordance with GAAP, U.S. Cellular consolidates Sunshine Spectrum in its financial statements.

In March 2015, King Street Wireless made a $60 million distribution to its owners.  Of this distribution, $6 million was provided to King Street Wireless, Inc. and $54 million was provided to U.S. Cellular.

FCC Auction 97 ended in January 2015.  U.S. Cellular participated in Auction 97 indirectly through its interest in Advantage Spectrum.  An indirect subsidiary of U.S. Cellular is a limited partner in Advantage Spectrum.  Advantage Spectrum applied as a designated entity, and received bid credits with respect to spectrum purchased in Auction 97.  Advantage Spectrum was the winning bidder for 124 licenses for an aggregate bid of $338 million, after its designated entity discount of 25%.  This amount is classified as Licenses in U.S. Cellular’s Consolidated Balance Sheet at December 31, 2017, and 2016.  Advantage Spectrum’s bid amount, less the initial deposit of $60 million paid in 2014, plus certain other charges totaling $2 million, was paid to the FCC in March 2015.  These licenses were granted by the FCC in July 2016.

U.S. Cellular also consolidates other VIEs that are limited partnerships that provide wireless service.  A limited partnership is a variable interest entity unless the limited partners hold substantive participating rights or kick-out rights over the general partner.  For certain limited partnerships, U.S. Cellular is the general partner and manages the operations.  In these partnerships, the limited partners do not have substantive kick-out or participating rights and, further, such limited partners do not have the authority to remove the general partner.  Therefore, these limited partnerships are also recognized as VIEs and are consolidated under the variable interest model.

The following table presents the classification and balances of the consolidated VIEs’ assets and liabilities in U.S. Cellular’s Consolidated Balance Sheet.

December 31,	2017	2016
(Dollars in millions)
Assets
Cash and cash equivalents	$3	$2
Accounts receivable	476	44
Other current assets	8	6
Assets held for sale	–	2
Licenses	655	652
Property, plant and equipment, net	99	105
Other assets and deferred charges	303	16
Total assets	$1,544	$827

Liabilities
Current liabilities	$39	$21
Deferred liabilities and credits	13	13
Total liabilities	$52	$34

Unconsolidated VIEs

U.S. Cellular manages the operations of and holds a variable interest in certain other limited partnerships, but is not the primary beneficiary of these entities and, therefore, does not consolidate them under the variable interest model.

U.S. Cellular’s total investment in these unconsolidated entities was $4 million and $6 million at December 31, 2017 and 2016, respectively, and is included in Investments in unconsolidated entities in U.S. Cellular’s Consolidated Balance Sheet.  The maximum exposure from unconsolidated VIEs is limited to the investment held by U.S. Cellular in those entities.

Other Related Matters

U.S. Cellular made contributions, loans and/or advances to its VIEs totaling $821 million, of which $790 million is related to USCC EIP LLC as discussed above, $98 million and $281 million during 2017, 2016 and 2015, respectively.  U.S. Cellular may agree to make additional capital contributions and/or advances to these or other VIEs and/or to their general partners to provide additional funding for operations or the development of licenses granted in various auctions.  U.S. Cellular may finance such amounts with a combination of cash on hand, borrowings under its revolving credit agreement and/or other long-term debt.  There is no assurance that U.S. Cellular will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The limited partnership agreements of Advantage Spectrum, Aquinas Wireless and King Street Wireless also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnership.  The general partner’s put options related to its interests in King Street Wireless and Aquinas Wireless will become exercisable in 2019 and 2020, respectively.  The general partner’s put options related to its interest in Advantage Spectrum will become exercisable in 2021 and 2022.  The put option price is determined pursuant to a formula that takes into consideration fixed interest rates and the market value of U.S. Cellular’s Common Shares.  Upon exercise of the put option, the general partner is required to repay borrowings due to U.S. Cellular.  If the general partner does not elect to exercise its put option, the general partner may trigger an appraisal process in which the limited partner (a subsidiary of U.S. Cellular) may have the right, but not the obligation, to purchase the general partner’s interest in the limited partnership at a price and on other terms and conditions specified in the limited partnership agreement.  In accordance with requirements under GAAP, U.S. Cellular is required to calculate a theoretical redemption value for all of the put options assuming they are exercisable at the end of each reporting period, even though such exercise is not contractually permitted.  Pursuant to GAAP, this theoretical redemption value, net of amounts payable to U.S. Cellular for loans and accrued interest thereon made by U.S. Cellular to the general partners (net put value), was $1 million at December 31, 2017 and 2016.  The net put value is recorded as Noncontrolling interests with redemption features in U.S. Cellular’s Consolidated Balance Sheet.  Also in accordance with GAAP, changes in the redemption value of the put options, net of interest accrued on the loans, are recorded as a component of Net income attributable to noncontrolling interests, net of tax, in U.S. Cellular’s Consolidated Statement of Operations.

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

Note 14 Noncontrolling Interests

U.S. Cellular’s consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments.  These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships, where the terms of the underlying partnership agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and U.S. Cellular in accordance with the respective partnership agreements.  The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2092.

The estimated aggregate amount that would be due and payable to settle all of these noncontrolling interests assuming an orderly liquidation of the finite-lived consolidated partnerships on December 31, 2017, net of estimated liquidation costs, is $27 million.  This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet.  The estimate of settlement value was based on certain factors and assumptions which are subjective in nature.  Changes in those factors and assumptions could result in a materially larger or smaller settlement amount.  U.S. Cellular currently has no plans or intentions relating to the liquidation of any of the related partnerships prior to their scheduled termination dates.  The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships at December 31, 2017, was $11 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders’ share of the underlying net assets in the consolidated partnerships.  Neither the noncontrolling interest holders’ share, nor U.S. Cellular’s share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements.

Note 15 Common Shareholders’ Equity

Tax-Deferred Savings Plan

At December 31, 2017, U.S. Cellular has reserved 67,215 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit‑sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code.  Participating employees have the option of investing their contributions in a U.S. Cellular Common Share fund, a TDS Common Share fund or certain unaffiliated funds.

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares.  In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share.  The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up).  As of December 31, 2017, a majority of U.S. Cellular’s outstanding Common Shares and all of U.S. Cellular’s outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

In November 2009, the Board of Directors of U.S. Cellular authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis.  In December 2016, the U.S. Cellular Board amended this authorization to provide that, beginning on January 1, 2017, the authorized repurchase amount with respect to a particular year will be any amount from zero to 1,300,000, as determined by the Pricing Committee, and that if the Pricing Committee did not specify an amount for any year, such amount would be zero for such year.  The Pricing Committee did not specify any amount as of January 1, 2018.  The Pricing Committee also was authorized to decrease the cumulative amount of the authorization at any time, but has not taken any action to do so at this time.  As a result, there was no change to the cumulative amount of the share repurchase authorization as of January 1, 2018.  As of December 31, 2017, the total cumulative amount of Common Shares authorized to be purchased is 5,900,849.  The authorization provides that share repurchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions.  This authorization does not have an expiration date.

Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued the following Treasury Shares:

Year Ended December 31,	2017	2016	2015
(Shares in millions)
Treasury Shares Reissued	–	1	–

Note 16 Stock-Based Compensation

U.S. Cellular has established the following stock‑based compensation plans: Long-Term Incentive Plans and a Non-Employee Director compensation plan.

Under the U.S. Cellular Long-Term Incentive Plans, U.S. Cellular may grant fixed and performance based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees.  At December 31, 2017, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, performance share awards and deferred compensation stock unit awards.

Under the Non-Employee Director compensation plan, U.S. Cellular may grant Common Shares to members of the Board of Directors who are not employees of U.S. Cellular or TDS.

At December 31, 2017, U.S. Cellular had reserved 14,449,000 Common Shares for equity awards granted and to be granted under the Long-Term Incentive Plans and 154,000 Common Shares for issuance under the Non-Employee Director compensation plan.

U.S. Cellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plans – Stock Options

Stock options granted to key employees are exercisable over a specified period not in excess of ten years.  Stock options generally vest over a period of three years from the date of grant.  Stock options outstanding at December 31, 2017, expire between 2018 and 2026.  However, vested stock options typically expire 30 days after the effective date of an employee’s termination of employment for reasons other than retirement.  Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options.  The exercise price of options equals the market value of U.S. Cellular Common Shares on the date of grant.

U.S. Cellular did not grant stock option awards in 2017.  U.S. Cellular estimated the fair value of stock options granted during 2016 and 2015 using the Black-Scholes valuation model and the assumptions shown in the table below.

	2016	2015
Expected life	4.7 years	4.6 years
Expected annual volatility rate	30.5%	30.1%
Dividend yield	0%	0%
Risk-free interest rate	1.2%	1.2%
Estimated annual forfeiture rate	9.4%	9.7%

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

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during 2017 is presented in the table below:

Common Share Options	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2016	3,973,000	$41.92
(1,937,000 exercisable)		$42.54
Exercised	(162,000)	36.21
Forfeited	(74,000)	41.62
Expired	(242,000)	57.67
Outstanding at December 31, 2017	3,495,000	$41.10	$3	6.0
(2,475,000 exercisable)		$40.79	$2	5.4

The weighted average grant date fair value per share of the U.S. Cellular stock options granted in 2016 and 2015 was $12.77 and $9.94, respectively.  The aggregate intrinsic value of U.S. Cellular stock options exercised in 2017, 2016 and 2015 was $1 million, $4 million and $2 million, respectively.  The aggregate intrinsic value at December 31, 2017, presented in the table above represents the total pre-tax intrinsic value (the difference between U.S. Cellular’s closing stock price and the exercise price multiplied by the number of in-the-money options) that would have been received by option holders had all options been exercised on December 31, 2017.

Long-Term Incentive Plans – Restricted Stock Units

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

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2017, and changes during the year then ended is presented in the table below:

Common Restricted Stock Units	Number	Weighted Average
		Grant Date
		Fair Value
Nonvested at December 31, 2016	1,310,000	$40.74
Granted	557,000	38.04
Vested	(294,000)	41.24
Forfeited	(90,000)	40.07
Nonvested at December 31, 2017	1,483,000	$39.67

The total fair value of restricted stock units that vested during 2017, 2016 and 2015 was $11 million, $15 million and $13 million, respectively.  The weighted average grant date fair value per share of the restricted stock units granted in 2017, 2016 and 2015 was $38.04, $43.32 and $37.24, respectively.

Long-Term Incentive Plans – Performance Share Awards (Performance Shares)

Beginning in 2017, U.S. Cellular granted performance shares, specifically performance stock units, to key employees.  The performance shares vest after three years.  Each recipient may be entitled to shares of U.S. Cellular common stock equal to 50% to 200% of a communicated target award depending on the achievement of predetermined performance-based operating targets over the performance period, which is a one year period beginning on January 1 in the year of grant to December 31 in the year of grant.  The remaining time through the end of the vesting period is considered the “time-based period”.  Performance-based operating targets include Simple Free Cash Flow, Consolidated Total Revenue and Postpaid Handset Voluntary Defections.  Subject to vesting during the time-based period, the performance share award agreement provides that in no event shall the award be less than 50% of the target opportunity as of the grant date.

U.S. Cellular estimates the fair value of performance shares using U.S. Cellular’s closing stock price on the date of grant.  An estimate of the number of performance shares expected to vest based upon achieving the performance-based operating targets is made and the aggregate fair value is expensed on a straight-line basis over the requisite service period.  Each reporting period, during the performance period, the estimate of the number of performance shares expected to vest is reviewed and stock compensation expense is adjusted as appropriate to reflect the revised estimate of the aggregate fair value of the performance shares expected to vest.

A summary of U.S. Cellular’s nonvested performance shares and changes during 2017 is presented in the table below:

Common Performance Shares	Number	Weighted Average
		Grant Date
		Fair Value
Nonvested at December 31, 2016	–	$–
Granted	352,000	$36.92
Forfeited	(10,000)	$36.92
Nonvested at December 31, 2017	342,000	$36.92

Long-Term Incentive Plans – Deferred Compensation Stock Units

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

The total fair value of deferred compensation stock units that vested during 2017, 2016 and 2015 was less than $1 million.  The weighted average grant date fair value per share of the deferred compensation stock units granted in 2017, 2016 and 2015 was $36.02, $41.31 and $35.96, respectively.  As of December 31, 2017, there were 21,000 vested but unissued deferred compensation stock units valued at $1 million.

Compensation of Non-Employee Directors

U.S. Cellular issued 15,000, 13,000 and 15,000 Common Shares in 2017, 2016 and 2015, respectively, under its Non-Employee Director compensation plan.

Stock‑Based Compensation Expense

The following table summarizes stock‑based compensation expense recognized during 2017, 2016 and 2015:

Year Ended December 31,	2017	2016	2015
(Dollars in millions)
Stock option awards	$6	$11	$11
Restricted stock unit awards	19	14	13
Performance share awards	4	–	–
Awards under Non-Employee Director compensation plan	1	1	1
Total stock-based compensation expense, before income taxes	30	26	25
Income tax benefit	(11)	(10)	(10)
Total stock-based compensation expense, net of income taxes	$19	$16	$15

The following table provides a summary of the classification of stock-based compensation expense included in the Consolidated Statement of Operations for the years ended:

December 31,	2017	2016	2015
(Dollars in millions)
Selling, general and administrative expense	$27	$23	$22
System operations expense	3	3	3
Total stock-based compensation expense	$30	$26	$25

At December 31, 2017, unrecognized compensation cost for all U.S. Cellular stock‑based compensation awards was $32 million and is expected to be recognized over a weighted average period of 1.7 years.

U.S. Cellular’s tax benefits realized from the exercise of stock options and other awards totaled $5 million in 2017.

Note 17 Supplemental Cash Flow Disclosures

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2017	2016	2015
(Dollars in millions)
Interest paid	$111	$113	$81
Income taxes paid, net of refunds received	55	(11)	59

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

Year Ended December 31,	2017	2016	2015
(Dollars in millions)
Common Shares withheld	144,755	308,010	228,011

Aggregate value of Common Shares withheld	$6	$13	$8

Cash receipts upon exercise of stock options	5	12	7
Cash disbursements for payment of taxes	(4)	(6)	(5)
Net cash receipts from exercise of stock
options and vesting of other stock awards	$1	$6	$2

Note 18 Certain Relationships and Related Transactions

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications LLC and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries.  U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $7 million, $6 million and $9 million in 2017, 2016 and 2015, respectively.

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS.  These billings are included in U.S. Cellular's Selling, general and administrative expenses.  Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations.  Billings from TDS and certain of its subsidiaries to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses.  Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group.  Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in its financial statements.  Billings to U.S. Cellular from TDS totaled $85 million, $94 million and $96 million in 2017, 2016 and 2015, respectively.

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

/s/ Kenneth R. Meyers	/s/ Steven T. Campbell
Kenneth R. Meyers	Steven T. Campbell
President and Chief Executive Officer	Executive Vice President—Finance, Chief Financial Officer
(principal executive officer)	and Treasurer
(principal financial officer)

/s/ Douglas D. Shuma	/s/ Douglas W. Chambers
Douglas D. Shuma	Douglas W. Chambers
Chief Accounting Officer	Vice President and Controller
(principal accounting officer)

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  U.S. Cellular’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP).  U.S. Cellular’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the Board of Directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer’s assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of U.S. Cellular’s management, including its principal executive officer and principal financial officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2017, based on the criteria established in the 2013 version of Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has concluded that U.S. Cellular maintained effective internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 version of Internal Control — Integrated Framework issued by the COSO.

The effectiveness of U.S. Cellular’s internal control over financial reporting as of December 31, 2017, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm’s report included herein.

/s/ Kenneth R. Meyers	/s/ Steven T. Campbell
Kenneth R. Meyers	Steven T. Campbell
President and Chief Executive Officer	Executive Vice President—Finance, Chief Financial Officer
(principal executive officer)	and Treasurer
(principal financial officer)

/s/ Douglas D. Shuma	/s/ Douglas W. Chambers
Douglas D. Shuma	Douglas W. Chambers
Chief Accounting Officer	Vice President and Controller
(principal accounting officer)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of United States Cellular Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of United States Cellular Corporation and its subsidiaries (“the Company”) as of December 31, 2017 and 2016, and the related consolidated statement of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% equity investment of the Company, which is reflected in the consolidated financial statements of the Company as an equity method investment of $244,400,000 and $240,100,000 as of December 31, 2017 and 2016, respectively, and income from equity investments of $66,200,000, $71,400,000 and $74,000,000 for each of the three years in the period ended December 31, 2017.  The financial statements of Los Angeles SMSA Limited Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

February 26, 2018

We have served as the Company’s auditor since 2002.

United States Cellular Corporation

Selected Consolidated Financial Data

Year Ended or at December 31,	2017	2016	2015	2014	2013
(Dollars and shares in millions, except per share amounts)
Statement of Operations data
Service revenues	$2,978	$3,081	$3,384	$3,407	$3,595
Equipment sales	912	909	647	495	324
Operating revenues	3,890	3,990	4,031	3,902	3,919
Loss on impairment of goodwill	370	–	–	–	–
(Gain) loss on sale of business and other
exit costs, net	(1)	–	(114)	(33)	(247)
(Gain) loss on license sales and exchanges, net	(22)	(19)	(147)	(113)	(255)
Operating income (loss)	(304)	48	347	(134)	147
Equity in earnings of unconsolidated
entities	137	140	140	130	132
Gain on investments	–	–	–	–	19
Income (loss) before income taxes	(272)	82	404	(59)	258
Income tax expense (benefit)	(287)	33	157	(12)	113
Net income (loss)	15	49	247	(47)	145
Net income (loss) attributable to
noncontrolling interests, net of tax	3	1	6	(4)	4
Net income (loss) attributable to
U.S. Cellular shareholders	$12	$48	$241	$(43)	$140
Basic weighted average shares outstanding	85	85	84	84	84
Basic earnings (loss) per share attributable
to U.S. Cellular shareholders	$0.14	$0.56	$2.86	$(0.51)	$1.67
Diluted weighted average shares
outstanding[1]	86	85	85	84	85
Diluted earnings (loss) per share attributable
to U.S. Cellular shareholders[1]	$0.14	$0.56	$2.84	$(0.51)	$1.65
Special dividend per share to U.S. Cellular
shareholders[1]	$–	$–	$–	$–	$5.75

Balance Sheet data
Total assets	$6,841	$7,110	$7,060	$6,462	$6,430
Net long-term debt, excluding current portion	1,622	1,618	1,629	1,127	863
Total U.S. Cellular shareholders' equity	$3,677	$3,634	$3,561	$3,302	$3,391

[1]

On June 25, 2013, U.S. Cellular paid a special cash dividend of $5.75 per share, for an aggregate amount of $482 million, to all holders of U.S. Cellular Common Shares and Series A Common Shares as of June 11, 2013.  Outstanding U.S. Cellular stock options and restricted stock unit awards were equitably adjusted for the special cash dividend.

United States Cellular Corporation

Consolidated Quarterly Information (Unaudited)

	Quarter Ended
2017	March 31	June 30	September 30	December 31
(Dollars in millions, except per share amounts)
Operating revenues	$936	$963	$963	$1,029
Loss on impairment of goodwill[1]	–	–	370	–
(Gain) loss on asset disposals, net	4	5	5	4
(Gain) loss on sale of business and other exit costs, net[2]	–	–	(1)	–
(Gain) loss on license sales and exchanges, net[2]	(17)	(2)	–	(3)
Operating income (loss)	54	5	(360)	(4)
Income tax expense (benefit)[3]	33	–	(53)	(267)
Net income (loss)	28	12	(298)	273
Net income (loss) attributable to U.S. Cellular shareholders	$26	$12	$(299)	$273
Basic weighted average shares outstanding	85	85	85	85
Diluted weighted average shares outstanding	86	86	85	86
Basic earnings (loss) per share attributable
to U.S. Cellular shareholders	$0.31	$0.14	$(3.51)	$3.21
Diluted earnings (loss) per share attributable
to U.S. Cellular shareholders	$0.31	$0.14	$(3.51)	$3.18
Stock price
U.S. Cellular Common Shares[4]
High	$46.01	$40.87	$40.84	$38.57
Low	35.53	36.03	34.30	32.29
Close	$37.33	$38.32	$35.40	$37.63

	Quarter Ended
2016	March 31	June 30	September 30	December 31
(Dollars in millions, except per share amounts)
Operating revenues	$969	$992	$1,023	$1,006
(Gain) loss on asset disposals, net	5	5	7	6
(Gain) loss on license sales and exchanges, net[2]	–	(9)	(7)	(3)
Operating income (loss)	10	30	22	(14)
Net income (loss)	9	27	18	(5)
Net income (loss) attributable to U.S. Cellular shareholders	$9	$27	$17	$(6)
Basic weighted average shares outstanding	84	85	85	85
Diluted weighted average shares outstanding	85	85	85	85
Basic earnings (loss) per share attributable
to U.S. Cellular shareholders	$0.10	$0.32	$0.20	$(0.07)
Diluted earnings (loss) per share attributable
to U.S. Cellular shareholders	$0.10	$0.32	$0.20	$(0.07)
Stock price
U.S. Cellular Common Shares[4]
High	$45.80	$45.87	$41.73	$44.82
Low	32.72	35.66	35.86	33.30
Close	$45.69	$39.27	$36.34	$43.72

Due to rounding, the sum of quarterly results may not equal the total for the year.

[1]	See Note 7 — Intangible Assets for additional information on Loss on impairment of goodwill.
[2]	See Note 6 — Acquisitions, Divestitures and Exchanges for additional information on (Gain) loss on sale of business and other exit costs, net and (Gain) loss on license sales and exchanges, net.
[3]	In December 2017, the Tax Act was enacted. The Tax Act reduced the federal income tax rate from 35% to 21%. See Note 4 — Income Taxes for additional information.
[4]	The high, low and closing sales prices as reported by the New York Stock Exchange (NYSE).

United States Cellular Corporation

Shareholder Information

Stock and Dividend Information

U.S. Cellular's Common Shares are listed on the New York Stock Exchange under the symbol “USM” and in the newspapers as “US Cellu.”  As of January 31, 2018, the last trading day of the month, U.S. Cellular's Common Shares were held by approximately 247 record owners.  All of the Series A Common Shares were held by TDS.  No public trading market exists for the Series A Common Shares.  The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

U.S. Cellular has not paid any cash dividends, except for a special cash dividend of $5.75 per share in June 2013, and currently intends to retain all earnings for use in U.S. Cellular’s business.

See “Consolidated Quarterly Information (Unaudited)” for information on the high and low trading prices of the USM Common Shares for 2017 and 2016.

Stock Performance Graph

The following chart provides a comparison of U.S. Cellular’s cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index.  As of December 31, 2017, the Dow Jones U.S. Telecommunications Index was composed of the following companies:  AT&T Inc., CenturyLink Inc., Frontier Communications Corp., SBA Communications Corp., Sprint Corp., T-Mobile US Inc., Telephone and Data Systems, Inc. (TDS) and Verizon Communications Inc.

Note: Cumulative total return assumes reinvestment of dividends.

	2012	2013	2014	2015	2016	2017
U.S. Cellular (NYSE: USM)	$100	$139.05	$132.44	$135.69	$145.37	$125.12
S&P 500 Index	100	132.39	150.51	152.59	170.84	208.14
Dow Jones U.S. Telecommunications Index	100	114.13	116.85	120.96	149.94	149.53

Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of 2012, in U.S. Cellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

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

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

Jane W. McCahon, Senior Vice President — Corporate Relations and Corporate Secretary
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5379
312.630.9299 (fax)
jane.mccahon@tdsinc.com

Directors and executive officers

See “Election of Directors” and “Executive Officers” sections of the Proxy Statement issued in 2018 for the 2018 Annual Meeting.

Principal counsel
Sidley Austin LLP, Chicago, Illinois

Transfer agent
Computershare Trust Company, N.A.
462 South 4th Street, Suite 1600

Louisville, KY 40202
312.360.5326

Independent registered public accounting firm
PricewaterhouseCoopers LLP

Visit U.S. Cellular's website at www.uscellular.com