Form 10-K, Exhibit 13
period 2019-12-31
UNITED STATES CELLULAR CORP
filed 2020-02-25
CIK 821130

United States Cellular Corporation
Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Executive Overview
The following Management’s Discussion and Analysis (MD&A) should be read in conjunction with the audited consolidated financial statements and notes of United States Cellular Corporation (U.S. Cellular) for the year ended December 31, 2019, and with the description of U.S. Cellular’s business included herein. Certain numbers included herein are rounded to millions for ease of presentation; however, certain calculated amounts and percentages are determined using the unrounded numbers.
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
The following MD&A omits discussion of 2018 compared to 2017. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 22, 2019, for that discussion.

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

OPERATIONS

U.S. Cellular headquarters, Chicago, IL
U.S. Cellular operations

▪	Serves customers with 4.9 million connections including 4.4 million postpaid, 0.5 million prepaid and 0.1 million reseller and other connections

▪	Operates in 20 states

▪	Employs approximately 5,500 associates

▪	4,166 owned towers

▪	6,578 cell sites in service

U.S. Cellular Mission and Strategy
U.S. Cellular’s mission is to provide exceptional wireless communication services which enhance consumers’ lives, increase the competitiveness of local businesses, and improve the efficiency of government operations in the mid-sized and rural markets served.
U.S. Cellular continues to execute on its strategies to grow and protect its customer base, grow revenues, drive improvements in the overall cost structure, and invest in its network and system capabilities. Strategic efforts include:

▪
U.S. Cellular offers economical and competitively priced service plans and devices to its customers and is focused on increasing revenues from sales of related products such as accessories and device protection plans and from new services such as LTE home internet. In addition, U.S. Cellular is focused on expanding its solutions available to business and government customers, including a growing suite of connected machine-to-machine solutions and software applications across various categories.

▪
U.S. Cellular continues to devote efforts to enhance its network capabilities. VoLTE technology is now available to nearly 70% of U.S Cellular's subscribers, and deployments in additional operating markets are expected in 2020 and 2021. VoLTE technology allows customers to utilize a 4G LTE network for both voice and data services and offers enhanced services such as high definition voice and simultaneous voice and data sessions.

▪
U.S. Cellular has begun to deploy 5G technology in its network and expects to launch commercial 5G services in selected markets in 2020. 5G technology is expected to help address customers' growing demand for data services as well as create opportunities for new services requiring high speed, reliability and low latency. U.S. Cellular is working with leading companies in the wireless infrastructure and handset ecosystem to provide rich 5G experiences for customers, initially focused on mobility services and using its low band spectrum. At the same time, as discussed below, U.S. Cellular has begun acquiring high band spectrum to enable the delivery of additional 5G services in the future. In addition to the deployment of 5G technology, U.S. Cellular is also modernizing its 4G LTE network to further enhance 4G LTE speeds.

▪
U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on capital. As part of this strategy, U.S. Cellular actively seeks attractive opportunities to acquire wireless spectrum, including pursuant to FCC auctions. In June 2019, the FCC announced that U.S. Cellular was the provisional winning bidder for 408 wireless spectrum licenses in its 28 GHz auction (Auction 101) and 282 wireless spectrum licenses in its 24 GHz auction (Auction 102) for an aggregate purchase price of $256 million. The wireless spectrum licenses from Auction 101 were granted by the FCC on October 2, 2019, and the wireless spectrum licenses from Auction 102 were granted by the FCC on December 11, 2019. On July 11, 2019, the FCC released a Public Notice establishing procedures for an auction offering wireless spectrum licenses in the 37, 39 and 47 GHz bands (Auction 103). Auction 103 is offering 34 100 MHz blocks in the Upper 37 GHz, 39 GHz, and 47 GHz bands in all Partial Economic Areas. On September 9, 2019, U.S. Cellular filed an application to participate in Auction 103 and was announced as a qualified bidder on October 31, 2019. Bidding in this auction commenced on December 10, 2019. The initial phase of this auction closed on January 30, 2020 and the assignment phase commenced on February 18, 2020.

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

▪
Auctions 101, 102, and 103 – Auction 101 was an FCC auction of 28 GHz wireless spectrum licenses that started in November 2018 and concluded in January 2019. Auction 102 was an FCC auction of 24 GHz wireless spectrum licenses that started in March 2019 and concluded in May 2019. Auction 103 is an FCC auction of 37, 39, and 47 GHz wireless spectrum licenses that started in December 2019. The spectrum auctioned in each of these auctions, referred to as Millimeter Wave spectrum, is expected to be used primarily to deliver 5G technology.

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

▪	Gross Additions – represents the total number of new connections added during the period, without regard to connections that were terminated during that period.

▪	Net Additions (Losses) – represents the total number of new connections added during the period, net of connections that were terminated during that period.

▪
OIBDA – refers to operating income before depreciation, amortization and accretion and is used in the non-GAAP metric Adjusted OIBDA throughout this document. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.

▪	Partial Economic Areas – service areas of certain FCC wireless spectrum licenses based on geography.

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

▪	VoLTE – Voice over Long-Term Evolution is a technology specification that defines the standards and procedures for delivering voice communications and related services over 4G LTE networks.

Operational Overview

As of December 31,	2019	2018
Retail Connections – End of Period
Postpaid	4,383,000	4,472,000
Prepaid	506,000	516,000
Total	4,889,000	4,988,000

Year Ended December 31,	2019	2018	2019 vs. 2018
Postpaid Activity and Churn
Gross Additions
Handsets	458,000	475,000	(4)%
Connected Devices	148,000	150,000	(1)%
Total Gross Additions	606,000	625,000	(3)%
Net Additions (Losses)
Handsets	(24,000)	23,000	N/M
Connected Devices	(65,000)	(69,000)	6%
Total Net Additions (Losses)	(89,000)	(46,000)	(93)%
Churn
Handsets	1.04%	0.98%
Connected Devices	3.24%	2.96%
Total Churn	1.31%	1.25%
Postpaid net losses increased in 2019 due to lower handset gross additions and higher handset defections, which are due primarily to aggressive industry-wide competition on both service plans and devices.
Total postpaid churn increased in 2019 due primarily to higher handset defections.
Postpaid Revenue

Year Ended December 31,	2019	2018	2019 vs. 2018
Average Revenue Per User (ARPU)	$46.01	$44.98	2%
Average Revenue Per Account (ARPA)	$119.80	$118.93	1%
Postpaid ARPU and Postpaid ARPA increased in 2019 due primarily to (i) having proportionately more handset connections, which on a per-unit basis contribute more revenue than connected devices, (ii) a shift to higher priced service plans, and (iii) an increase in device protection plan revenue. Such factors were partially offset by an increase in sales promotion costs.

Financial Overview

Year Ended December 31,	2019	2018	2019 vs. 2018
(Dollars in millions)
Retail service	$2,650	$2,623	1%
Inbound roaming	174	154	13%
Other	211	201	5%
Service revenues	3,035	2,978	2%
Equipment sales	987	989	–
Total operating revenues	4,022	3,967	1%

System operations (excluding Depreciation, amortization and accretion reported below)	756	758	–
Cost of equipment sold	1,028	1,031	–
Selling, general and administrative	1,406	1,388	1%
Depreciation, amortization and accretion	702	640	10%
(Gain) loss on asset disposals, net	19	10	80%
(Gain) loss on sale of business and other exit costs, net	(1)	—	N/M
(Gain) loss on license sales and exchanges, net	—	(18)	98%
Total operating expenses	3,910	3,809	3%

Operating income	$112	$158	(29)%

Net income	$133	$164	(19)%
Adjusted OIBDA (Non-GAAP)[1]	$832	$790	5%
Adjusted EBITDA (Non-GAAP)[1]	$1,015	$963	5%
Capital expenditures[2]	$710	$515	38%
N/M - Percentage change not meaningful

[1]	Refer to Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for a reconciliation of this measure.

[2]	Refer to Liquidity and Capital Resources within this MD&A for additional information on Capital expenditures.

Operating Revenues
(Dollars in millions)

Service revenues consist of:

▪	Retail Service – Charges for voice, data and value added services and recovery of regulatory costs

▪	Inbound Roaming – Charges to other wireless carriers whose customers use U.S. Cellular’s wireless systems when roaming

▪	Other Service – Amounts received from the Federal USF, tower rental revenues, and miscellaneous other service revenues
Equipment revenues consist of:

▪	Sales of wireless devices and related accessories to new and existing customers, agents, and third-party distributors

Key components of changes in the statement of operations line items were as follows:
Total operating revenues
Retail service revenues increased in 2019 primarily as a result of the increase in Postpaid ARPU as previously discussed in the Operational Overview section.
Inbound roaming revenues increased in 2019 primarily driven by data revenues, with significantly higher usage partially offset by lower rates.
Other service revenues increased in 2019, due primarily to an increase in tower rental revenues resulting from (i) an increase in new agreements and increases in rental rates and (ii) an out-of-period adjustment recorded in the third quarter of 2019. See Note 10 — Leases in the Notes to Consolidated Financial Statements for additional information.
Selling, general and administrative expenses
Selling, general and administrative expenses increased in 2019 due primarily to an increase in costs driven by information system initiatives, as well as an increase in bad debts expense.
Depreciation, amortization and accretion
Depreciation, amortization, and accretion increased in 2019 due to (i) additional network assets being placed into service and (ii) accelerated depreciation of certain assets due to changes in network technology, which will continue in 2020 and beyond.
(Gain) loss on asset disposals, net
Loss on asset disposals, net increased in 2019 due primarily to the disposal of technologically obsolete equipment.
(Gain) loss on license sales and exchanges, net
Net gains in 2018 were due to license sale and exchange transactions with various third parties.

Components of Other Income (Expense)

Year Ended December 31,	2019	2018	2019 vs. 2018
(Dollars in millions)
Operating income	$112	$158	(29)%

Equity in earnings of unconsolidated entities	166	159	5%
Interest and dividend income	17	15	17%
Interest expense	(110)	(116)	5%
Other, net	—	(1)	N/M
Total investment and other income	73	57	26%

Income before income taxes	185	215	(14)%
Income tax expense	52	51	2%

Net income	133	164	(19)%
Less: Net income attributable to noncontrolling interests, net of tax	6	14	(60)%
Net income attributable to U.S. Cellular shareholders	$127	$150	(15)%
N/M - Percentage change not meaningful
Equity in earnings of unconsolidated entities
Equity in earnings of unconsolidated entities represents U.S. Cellular’s share of net income from entities in which it has a noncontrolling interest and that are accounted for using the equity method. U.S. Cellular’s investment in the Los Angeles SMSA Limited Partnership (LA Partnership) contributed $78 million and $77 million in earnings of unconsolidated entities in 2019 and 2018, respectively. See Note 8 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.
Interest Expense
Interest expense decreased in 2019 primarily as a result of a higher amount of capitalized interest. Also contributing to the decrease was a $100 million principal prepayment made in October 2019 on a senior term loan. See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information.
Income tax expense
The effective tax rate on Income before income taxes for 2019 was 28.1%. The effective tax rate includes the impact of federal and state tax, as well as other increases due primarily to nondeductible interest expenses.
The effective tax rate on Income before income taxes for 2018 was 23.7%, which was consistent with a normalized tax rate inclusive of federal and state tax.
See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.
Net income attributable to noncontrolling interests, net of tax
Net income attributable to noncontrolling interests, net of tax decreased in 2019, due primarily to an out-of-period adjustment recorded in the first quarter of 2018. See Note 14 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information.

Liquidity and Capital Resources

Sources of Liquidity
U.S. Cellular operates a capital-intensive business. Historically, U.S. Cellular has used internally-generated funds and also has obtained substantial funds from external sources for general corporate purposes. In the past, U.S. Cellular’s existing cash and investment balances, funds available under its revolving credit and receivables securitization agreements, funds from other financing sources, including a term loan and other long-term debt, and cash flows from operating and certain investing and financing activities, including sales of assets or businesses, provided sufficient liquidity and financial flexibility for U.S. Cellular to meet its normal day-to-day operating needs and debt service requirements, to finance the build-out and enhancement of markets and to fund acquisitions, primarily of wireless spectrum licenses. There is no assurance that this will be the case in the future. See Market Risk for additional information regarding maturities of long-term debt.
U.S. Cellular has incurred negative free cash flow at times in the past and this could occur in the future. However, U.S. Cellular believes that existing cash and investment balances, funds available under its revolving credit and receivables securitization agreements, and expected cash flows from operating and investing activities will provide sufficient liquidity for U.S. Cellular to meet its normal day-to-day operating needs and debt service requirements for the coming year.
U.S. Cellular may require substantial additional capital for, among other uses, funding day-to-day operating needs including working capital, acquisitions of providers of wireless telecommunications services, wireless spectrum license or system acquisitions, capital expenditures, debt service requirements, the repurchase of shares, the payment of dividends, or making additional investments. It may be necessary from time to time to increase the size of the existing revolving credit agreements, to put in place new credit agreements, or to obtain other forms of financing in order to fund potential expenditures. U.S. Cellular expects to participate in a wireless spectrum auction in 2020 (see Regulatory Matters - Millimeter Wave Spectrum Auctions) and also expects capital expenditures in 2020 to be higher than in 2019, due primarily to investments to enhance network speed and capacity and to continue deploying VoLTE and 5G technology on its network. U.S. Cellular’s liquidity would be adversely affected if, among other things, U.S. Cellular is unable to obtain financing on acceptable terms, U.S. Cellular makes significant wireless spectrum license purchases, the LA Partnership discontinues or significantly reduces distributions compared to historical levels, or Federal USF and/or other regulatory support payments decline.
U.S. Cellular’s credit rating currently is sub-investment grade. There can be no assurance that sufficient funds will continue to be available to U.S. Cellular or its subsidiaries on terms or at prices acceptable to U.S. Cellular. Insufficient cash flows from operating activities, changes in U.S. Cellular's credit ratings, defaults of the terms of debt or credit agreements, uncertainty of access to capital, deterioration in the capital markets, reduced regulatory capital at banks which in turn limits their ability to borrow and lend, other changes in the performance of U.S. Cellular or in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its acquisition, capital expenditure and business development programs, reduce the acquisition of wireless spectrum licenses, and/or reduce or cease share repurchases. Any of the foregoing developments would have an adverse impact on U.S. Cellular’s business, financial condition or results of operations. U.S. Cellular cannot provide assurance that circumstances that could have a material adverse effect on its liquidity or capital resources will not occur.
Cash and Cash Equivalents
Cash and cash equivalents include cash and money market investments. The primary objective of U.S. Cellular’s Cash and cash equivalents is for use in its operations and acquisition, capital expenditure and business development programs.

Cash and Cash Equivalents
(Dollars in millions)

At December 31, 2019, U.S. Cellular’s Cash and cash equivalents totaled $285 million compared to $580 million at December 31, 2018.
The majority of U.S. Cellular’s Cash and cash equivalents are held in bank deposit accounts and in money market funds that purchase only debt issued by the U.S. Treasury or U.S. government agencies across a range of eligible money market investments that may include, but are not limited to, government agency repurchase agreements, government agency debt, U.S. Treasury repurchase agreements, U.S. Treasury debt, and other securities collateralized by U.S. government obligations. U.S. Cellular monitors the financial viability of the money market funds and the financial institutions with which U.S. Cellular has deposits and believes that the credit risk associated with these funds and institutions is low.

Financing
Revolving Credit Agreement
U.S. Cellular has an unsecured revolving credit agreement available for general corporate purposes including wireless spectrum license purchases and capital expenditures. In May 2018, U.S. Cellular entered into a $300 million revolving credit agreement with certain lenders and other parties. Amounts under the revolving credit agreement may be borrowed, repaid and reborrowed from time to time until maturity in May 2023. As of December 31, 2019, there were no outstanding borrowings under the revolving credit agreement, except for letters of credit, and U.S. Cellular’s unused capacity under its revolving credit agreement was $298 million.
See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the revolving credit agreement.
Term Loan
In January 2015, U.S. Cellular entered into an unsecured senior term loan credit agreement. This agreement was entered into for general corporate purposes, including working capital, spectrum purchases and capital expenditures. In July 2015, U.S. Cellular borrowed the full amount of $225 million available under this agreement in two separate draws. This term loan credit agreement was amended and restated in June 2016, and further amended in May 2018 and March 2019. In October 2019, U.S. Cellular made a $100 million principal prepayment on the outstanding balance of the loan. The remaining unpaid balance will be due and payable in January 2022.
See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the term loan.
Receivables Securitization Agreement
In December 2017, U.S. Cellular, through its subsidiaries, entered into a $200 million credit agreement to permit securitized borrowings using its equipment installment receivables for general corporate purposes. In September 2019, U.S. Cellular amended this agreement extending the expiration date of the agreement to December 15, 2021. There were no significant changes to other key terms of the agreement. U.S. Cellular entered into a performance guaranty whereby U.S. Cellular guarantees the performance of certain wholly-owned subsidiaries of U.S. Cellular under the agreement. Amounts under the receivables securitization agreement may be borrowed, repaid and reborrowed from time to time until maturity in December 2021, which may be extended from time to time as specified therein. As of December 31, 2019, there were no outstanding borrowings under the receivables securitization agreement, and the entire unused capacity of $200 million was available, subject to sufficient collateral to satisfy the asset borrowing base provisions of the agreement.
See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the receivables securitization agreement.
Financial Covenants
The revolving credit agreement, senior term loan agreement and receivables securitization agreement require U.S. Cellular to comply with certain affirmative and negative covenants, which include certain financial covenants. In particular, under these agreements, U.S. Cellular is required to maintain the Consolidated Interest Coverage Ratio at a level not lower than 3.00 to 1.00 as of the end of any fiscal quarter. U.S. Cellular also was required to maintain the Consolidated Leverage Ratio at a level not to exceed 3.25 to 1.00 as of the end of any fiscal quarter through June 30, 2019. From July 1, 2019 and thereafter, the Consolidated Leverage Ratio is not to exceed 3.00 to 1.00 as of the end of any fiscal quarter. U.S. Cellular believes that it was in compliance as of December 31, 2019, with all such financial covenants.
Other Long-Term Financing
U.S. Cellular has an effective shelf registration statement on Form S-3 to issue senior or subordinated debt securities. The proceeds from any such issuance may be used for general corporate purposes, including: the possible reduction of other short-term or long-term debt; spectrum purchases; capital expenditures; acquisition, construction and development programs; working capital; additional investments in subsidiaries; or the repurchase of shares. The U.S. Cellular shelf registration statement permits U.S. Cellular to issue at any time and from time to time senior or subordinated debt securities in one or more offerings, up to the amount registered, which is currently $500 million. The ability of U.S. Cellular to complete an offering pursuant to such shelf registration statement is subject to market conditions and other factors at the time.
U.S. Cellular believes that it was in compliance as of December 31, 2019, with all covenants and other requirements set forth in the U.S. Cellular long-term debt indentures. The U.S. Cellular long-term debt indentures do not include any financial covenants. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.
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
See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information on long-term financing.
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
U.S. Cellular is rated at sub-investment grade. U.S. Cellular’s credit ratings as of December 31, 2019, and the dates such ratings were re-affirmed were as follows:

Rating Agency	Rating	Outlook
Moody's (re-affirmed September 2019)	Ba1	stable outlook
Standard & Poor's (re-affirmed October 2019)	BB	stable outlook
Fitch Ratings (re-affirmed June 2019)	BB+	stable outlook
Capital Requirements
The discussion below is intended to highlight some of the significant cash outlays expected during 2020 and beyond and to highlight the spending incurred in prior years for these items. This discussion does not include cash required to fund normal operations, and is not a comprehensive list of capital requirements. Significant cash requirements that are not routine or in the normal course of business could arise from time to time.
Capital Expenditures
U.S. Cellular makes substantial investments to acquire, construct and upgrade wireless telecommunications networks and facilities to remain competitive and as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities (such as 5G and VoLTE technology) have required substantial investments in potentially revenue‑enhancing and cost-saving upgrades of U.S. Cellular’s networks to remain competitive; this is expected to continue in 2020 and future years with the continued deployment of 5G technology and VoLTE.
Capital expenditures (i.e., additions to property, plant and equipment and system development expenditures; excludes wireless spectrum license additions), which include the effects of accruals and capitalized interest, in 2019 and 2018 were as follows:

Capital Expenditures
(Dollars in millions)

U.S. Cellular’s capital expenditures in 2019 were $710 million compared to $515 million in 2018. In 2019, these capital expenditures were used for the following purposes:

▪
Enhance and maintain U.S. Cellular's network coverage, including continuing to deploy VoLTE technology in certain markets and providing additional speed and capacity to accommodate increased data usage by current customers;

▪	Begin deploying 5G technology on its network; and

▪	Invest in information technology to support existing and new services and products.

U.S. Cellular’s capital expenditures for 2020 are expected to be between $850 million and $950 million. These expenditures are expected to be used for similar purposes as those listed above.

U.S. Cellular intends to finance its capital expenditures for 2020 using primarily Cash flows from operating activities, existing cash balances and, if required, its receivables securitization and/or revolving credit agreements.
Acquisitions, Divestitures and Exchanges
U.S. Cellular may be engaged from time to time in negotiations (subject to all applicable regulations) relating to the acquisition, divestiture or exchange of companies, properties or wireless spectrum licenses. In general, U.S. Cellular may not disclose such transactions until there is a definitive agreement. U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and increasing its long-term return on capital. As part of this strategy, U.S. Cellular actively seeks attractive opportunities to acquire wireless spectrum licenses, including pursuant to FCC auctions.
In June 2019, the FCC announced by way of public notice that U.S. Cellular was the provisional winning bidder for 408 wireless spectrum licenses in its 28 GHz auction (Auction 101) and 282 wireless spectrum licenses in its 24 GHz auction (Auction 102) for an aggregate purchase price of $256 million. U.S. Cellular paid substantially all of the $256 million in the first half of 2019. The wireless spectrum licenses from Auction 101 were granted by the FCC on October 2, 2019, and the wireless spectrum licenses from Auction 102 were granted by the FCC on December 11, 2019.
Total Cash paid for licenses was $266 million and $8 million in 2019 and 2018, respectively.
Subsequent to December 31, 2019, U.S. Cellular committed to purchase assets in the amount of $146 million, subject to regulatory approval.
U.S. Cellular also may seek to divest outright or include in exchanges for other wireless interests those interests that are not strategic to its long-term success. Total Cash received from divestitures and exchanges was $41 million and $24 million in 2019 and 2018, respectively.
Variable Interest Entities
U.S. Cellular consolidates certain “variable interest entities” as defined under GAAP. See Note 14 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information related to these variable interest entities. U.S. Cellular may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.
Common Share Repurchase Program
During 2019, U.S. Cellular repurchased 590,300 Common Shares for $21 million at an average cost per share of $35.45. At December 31, 2019, the total cumulative amount of U.S. Cellular Common Shares authorized to be purchased is 5,311,000.
Depending on its future financial performance, construction, development and acquisition programs, and available sources of financing, U.S. Cellular may not have sufficient liquidity or capital resources to make significant share repurchases. Therefore, there is no assurance that U.S. Cellular will make any significant share repurchases in the future.
For additional information related to the current repurchase authorization, see Note 16 — Common Shareholders’ Equity in the Notes to Consolidated Financial Statements.
Off-Balance Sheet Arrangements
U.S. Cellular had no transactions, agreements or other contractual arrangements with unconsolidated entities involving “off-balance sheet arrangements,” as defined by SEC rules, that had or are reasonably likely to have a material current or future effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contractual and Other Obligations
At December 31, 2019, the resources required for contractual obligations were as follows:

		Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
(Dollars in millions)
Long-term debt obligations[1]	$1,551	$7	$83	$—	$1,461
Interest payments on long-term debt obligations	3,333	105	207	204	2,817
Operating leases[2,3]	1,344	145	274	209	716
Finance leases[2]	14	1	1	1	11
Purchase obligations[4]	2,244	924	1,184	100	36
	$8,486	$1,182	$1,749	$514	$5,041

[1]
Includes current and long-term portions of debt obligations. The total long-term debt obligation differs from Total long-term debt, net due to finance leases, debt issuance costs and unamortized discounts. See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information.

[2]	Includes future lease costs related to office space, retail sites, cell sites and equipment. See Note 10 — Leases in the Notes to Consolidated Financial Statements for additional information.

[3]
Includes $7 million of legally binding lease payments for leases signed but not yet commenced and excludes $20 million of legally binding lease payments for leases signed but not yet commenced for which the payment timing is unknown.

[4]
Includes obligations payable under non-cancellable contracts, commitments for device purchases, network facilities and transport services, agreements for software licensing, long-term marketing programs, as well as certain agreements to purchase goods or services. For certain contracts, U.S. Cellular calculates its obligation based on termination fees that can be paid to exit the contract.

The table above excludes potential liabilities related to “unrecognized tax benefits” as defined by GAAP because U.S. Cellular is unable to predict the outcome or period of settlement of such liabilities. Such unrecognized tax benefits were $48 million at December 31, 2019. See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.
See Note 13 — Commitments and Contingencies in the Notes to Consolidated Financial Statements for additional information.

Consolidated Cash Flow Analysis
U.S. Cellular operates a capital‑ and marketing‑intensive business. U.S. Cellular makes substantial investments to acquire wireless spectrum licenses and properties and to construct and upgrade wireless telecommunications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in potentially revenue‑enhancing and cost-saving upgrades to U.S. Cellular’s networks. U.S. Cellular utilizes cash on hand, cash from operating activities, cash proceeds from divestitures and dispositions of investments, and short-term and long-term debt financing to fund its acquisitions (including wireless spectrum licenses), construction costs, operating expenses and share repurchases. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions and divestitures, capital expenditures and other factors. The following discussion summarizes U.S. Cellular’s cash flow activities in 2019 and 2018.
2019 Commentary
U.S. Cellular’s Cash, cash equivalents and restricted cash decreased $292 million. Net cash provided by operating activities was $724 million due to net income of $133 million plus non-cash items of $702 million and distributions received from unconsolidated entities of $161 million, including $75 million in distributions from the LA Partnership. This was offset by changes in working capital items which decreased net cash by $272 million. The more significant working capital changes were increases in accounts receivables and equipment installment plan receivables and decreases in accounts payable and accrued taxes.
Cash flows used for investing activities were $864 million. Cash paid for additions to property, plant and equipment totaled $650 million and Cash paid for licenses totaled $266 million. This was partially offset by cash received from the redemption of short-term Treasury bills of $29 million and Cash received from divestitures and exchanges of $41 million.
Cash flows used for financing activities were $152 million, reflecting a $100 million principal prepayment on the senior term loan, the repurchase of $21 million of Common Shares and ordinary activity such as the scheduled repayments of debt.
2018 Commentary
U.S. Cellular’s Cash, cash equivalents and restricted cash increased $231 million. Net cash provided by operating activities was $709 million due to net income of $164 million plus non-cash items of $605 million and distributions received from unconsolidated entities of $152 million, including $68 million in distributions from the LA Partnership. This was partially offset by changes in working capital items which decreased net cash by $212 million. The working capital changes were influenced primarily by a $149 million increase in equipment installment plan receivables.
Cash flows used for investing activities were $464 million. Cash paid for additions to property, plant and equipment totaled $512 million. This was partially offset by cash received from the redemption of short-term Treasury bills of $50 million.
Cash flows used for financing activities were $14 million, reflecting ordinary activity such as the scheduled repayments of debt.

Consolidated Balance Sheet Analysis
The following discussion addresses certain captions in the consolidated balance sheet and changes therein. This discussion is intended to highlight the significant changes and is not intended to fully reconcile the changes. Changes in financial condition during 2019 were as follows:
Cash and cash equivalents
See the Consolidated Cash Flow Analysis above for a discussion of cash and cash equivalents.
Income taxes receivable
Income taxes receivable increased $31 million due to estimated tax payments made in excess of the tax liability for the year. See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.
Assets held for sale
Assets held for sale decreased $54 million. Certain sale and exchange agreements that U.S. Cellular entered into in 2018 closed in the first quarter of 2019.
Licenses
Licenses increased $285 million due primarily to wireless spectrum licenses acquired through FCC auctions. See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for additional information.
Operating lease right-of-use assets
Operating lease right-of-use assets increased $900 million due to the adoption of Accounting Standards Codification (ASC) 842. See Note 10 — Leases in the Notes to Consolidated Financial Statements for additional information.
Short-term operating lease liabilities
Short-term operating lease liabilities increased $105 million due to the adoption of ASC 842. See Note 10 — Leases in the Notes to Consolidated Financial Statements for additional information.
Long-term operating lease liabilities
Long-term operating lease liabilities increased $865 million due to the adoption of ASC 842. See Note 10 — Leases in the Notes to Consolidated Financial Statements for additional information.
Other deferred liabilities and credits
Other deferred liabilities and credits decreased $70 million due primarily to the adoption of ASC 842. See Note 10 — Leases in the Notes to Consolidated Financial Statements for additional information.

Application of Critical Accounting Policies and Estimates
U.S. Cellular prepares its consolidated financial statements in accordance with GAAP. U.S. Cellular’s significant accounting policies are discussed in detail in Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements, Note 2 — Revenue Recognition and Note 10 — Leases in the Notes to Consolidated Financial Statements.
Management believes the application of the following critical accounting policies and the estimates required by such application reflect its most significant judgments and estimates used in the preparation of U.S. Cellular’s consolidated financial statements.
Wireless Spectrum Licenses
Wireless spectrum licenses represent a significant component of U.S. Cellular’s consolidated assets. Wireless spectrum licenses are considered to be indefinite-lived assets and, therefore, are not amortized but rather are tested at least annually for impairment. Significant negative events, such as changes in any of the assumptions described below as well as decreases in forecasted cash flows, could result in an impairment in future periods. Wireless spectrum licenses are tested for impairment at the level of reporting referred to as a unit of accounting.
U.S. Cellular performs its annual impairment assessment of wireless spectrum licenses as of November 1 of each year, or more frequently if there are events or circumstances that cause U.S. Cellular to believe it is more likely than not that the carrying value of wireless spectrum licenses exceeds fair value. For purposes of its impairment testing, U.S. Cellular separated its FCC wireless spectrum licenses into eight units of accounting, which consisted of one unit of accounting for developed operating market wireless spectrum licenses (built wireless spectrum licenses) and seven geographic non-operating market wireless spectrum licenses (unbuilt wireless spectrum licenses). U.S. Cellular performed a quantitative impairment assessment in 2019, and a qualitative impairment assessment in 2018, to determine whether an impairment existed.
In 2019, a market approach was used to value the wireless spectrum license portfolio. Within each unit of accounting, the wireless spectrum licenses were pooled by type and by geographic area. The market approach calculates estimated market values using observable pricing multiples from wireless spectrum license purchase and auction transactions to estimate fair value for each pool of wireless spectrum licenses. The sum of the fair values of each of the pools represents the estimated fair value of U.S. Cellular's wireless spectrum licenses. The most significant assumption made in this process was the pricing multiples, which are units of value expressed in relation to the bandwidth and population covered by a wireless spectrum license. Based on the assessment, the fair values of the wireless spectrum license units of accounting exceeded their respective carrying values by amounts ranging from 39% to greater than 100%. It was determined that the carrying value of wireless spectrum licenses acquired through Auction 101 and 102 approximated fair value based on the recency of the auctions. Therefore, no impairment of wireless spectrum licenses existed.
In 2018, U.S. Cellular considered several qualitative factors, including analysts’ estimates of wireless spectrum license values which contemplated recent spectrum auction results, recent U.S. Cellular and other market participant transactions and other industry and market factors. Based on this assessment, U.S. Cellular concluded that it was more likely than not that the fair value of the wireless spectrum licenses in each unit of accounting exceeded their respective carrying values. Therefore, no impairment of wireless spectrum licenses existed and no Step 1 quantitative impairment evaluation was completed.
See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for information related to wireless spectrum licenses activity in 2019 and 2018.
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
Recently Issued Accounting Pronouncements
See Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements and Note 10 — Leases in the Notes to Consolidated Financial Statements for information on recently issued accounting pronouncements.
Certain Relationships and Related Transactions
See Note 19 — Certain Relationships and Related Transactions in the Notes to Consolidated Financial Statements.

Regulatory Matters
FCC Mobility Fund/5G Fund
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
On December 7, 2018, the FCC announced that it was investigating whether one or more carriers had submitted inaccurate maps. Pending the outcome of this investigation, the FCC suspended the challenge process. On December 4, 2019, the FCC released a staff report concluding that the maps submitted by carriers were too inaccurate to provide the basis for the MF2 auction. Contemporaneously with the release of this staff report, the Chairman of the FCC announced that he intended to propose the creation of a new fund for 5G deployment in rural areas with $9 billion in available funding. This new 5G fund would replace the MF2 fund. No further details are available but in a letter to Members of Congress dated January 24, 2020, the Chairman of the FCC stated that he planned to circulate a Notice of Proposed Rulemaking in the coming months for the Commission's consideration.
U.S. Cellular cannot predict at this time when the 5G fund auction will occur, if ever, when the phase down period for its existing legacy support from the Federal USF will commence, or whether the 5G fund auction will provide opportunities to U.S. Cellular to offset any loss in existing support.
FCC Rulemaking – Restoring Internet Freedom
In December 2017, the FCC approved rules reversing or revising decisions made in the FCC’s 2015 Open Internet and Title II Order (Restoring Internet Freedom). The 2017 action reversed the FCC’s 2015 decision to reclassify Broadband Internet Access Services as telecommunications services subject to regulation under Title II of the Telecommunications Act. The 2017 action also reversed the FCC’s 2015 restrictions on blocking, throttling and paid prioritization, and modified transparency rules relating to such practices. Several parties filed suit in federal court challenging the 2017 actions. On October 1, 2019, the Court of Appeals for the D.C. Circuit issued an order reaffirming the FCC in most respects, but limiting the FCC's ability to preempt state and local net neutrality laws.
A number of states, including certain states in which U.S. Cellular operates, have adopted or considered laws intended to reinstate aspects of the foregoing net neutrality regulations that were reversed or revised by the FCC in 2017. To the extent such laws are enacted, it is expected that legal proceedings will be pursued challenging such laws, subject now to the DC Circuit ruling limiting the FCC's preemptive authority in this matter. U.S. Cellular cannot predict the outcome of these proceedings or the impact on its business.
Millimeter Wave Spectrum Auctions
During 2018 and 2019, the FCC conducted two auctions of wireless spectrum licenses in the 28 GHz and 24 GHz bands. The 28 GHz auction (Auction 101) commenced on November 14, 2018 and closed on January 24, 2019. Auction 101 offered two 425 MHz wireless spectrum licenses in the 28 GHz band over portions of the United States that do not have incumbent licensees. The 24 GHz auction (Auction 102) commenced on March 14, 2019 and closed on May 28, 2019. Auction 102 offered up to seven 100 MHz wireless spectrum licenses in the 24 GHz band in Partial Economic Areas covering most of the United States. On June 3, 2019, the FCC announced by way of public notice that U.S. Cellular was the provisional winning bidder for 408 wireless spectrum licenses in Auction 101 and 282 wireless spectrum licenses in Auction 102 for an aggregate purchase price of $256 million. The wireless spectrum licenses from Auction 101 were granted by the FCC on October 2, 2019, and the wireless spectrum licenses from Auction 102 were granted by the FCC on December 11, 2019.

On July 11, 2019, the FCC released a Public Notice establishing procedures for an auction offering wireless spectrum licenses in the 37, 39 and 47 GHz bands (Auction 103). On August 21, 2019, the FCC released a Public Notice announcing that all 39 GHz incumbents have agreed to relinquish their wireless spectrum licenses in return for incentive payments. Consequently, Auction 103 is offering 34 100 MHz blocks in the Upper 37 GHz, 39 GHz, and 47 GHz bands in all Partial Economic Areas. On September 9, 2019, U.S. Cellular filed an application to participate in Auction 103 and was announced as a qualified bidder on October 31, 2019. Bidding in this auction commenced on December 10, 2019. The initial phase of this auction closed on January 30, 2020 and the assignment phase commenced on February 18, 2020.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT
This Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts and represent forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities, events or developments that U.S. Cellular intends, expects, projects, believes, estimates, plans or anticipates will or may occur in the future are forward-looking statements. The words “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “projects” and similar expressions are intended to identify these forward‑looking statements, but are not the exclusive means of identifying them. Such forward‑looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward‑looking statements. Such risks, uncertainties and other factors include, but are not limited to, those set forth below. See “Risk Factors” in U.S. Cellular’s Annual Report on Form 10-K for the year ended December 31, 2019, for a further discussion of these risks. Each of the following risks could have a material adverse effect on U.S. Cellular’s business, financial condition or results of operations. However, such factors are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, the forward-looking statements contained in this document. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

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

▪
Uncertainty in U.S. Cellular’s future cash flow and liquidity or the inability to access capital, deterioration in the capital markets, other changes in U.S. Cellular’s performance or market conditions, changes in U.S. Cellular’s credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development or acquisition programs, reduce the amount of wireless spectrum licenses acquired, and/or reduce or cease share repurchases.

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

▪
Changes in various business factors, including changes in demand, consumer preferences and perceptions, price competition, churn from customer switching activity and other factors, could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

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

▪
Changes in U.S. Cellular’s enterprise value, changes in the market supply or demand for wireless spectrum licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of its wireless spectrum licenses and/or physical assets.

▪
Costs, integration problems or other factors associated with acquisitions, divestitures or exchanges of properties or wireless spectrum licenses and/or expansion of U.S. Cellular’s business could have an adverse effect on U.S. Cellular’s business, financial condition or results of operations.

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

▪
U.S. Cellular has experienced, and in the future expects to experience, cyber-attacks or other breaches of network or information technology security of varying degrees on a regular basis, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

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

Market Risk
Long-Term Debt
As of December 31, 2019, the majority of U.S. Cellular’s long-term debt was in the form of fixed-rate notes with remaining maturities ranging up to 45 years. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these fixed-rate notes.
The following chart presents the scheduled principal payments on long-term debt by maturity dates at December 31, 2019:
The following table presents the scheduled principal payments on long-term debt, finance lease obligations and other installment arrangements, and the related weighted average interest rates by maturity dates at December 31, 2019:

	Principal Payments Due by Period
	Long-Term Debt Obligations[1]	Weighted-Avg. Interest Rates on Long-Term Debt Obligations[2]
(Dollars in millions)
2020	$8	0.8%
2021	—	7.4%
2022	83	3.6%
2023	—	7.4%
2024	—	7.4%
Thereafter	1,464	7.0%
Total	$1,555	6.8%

[1]
The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to unamortized debt issuance costs on all non-revolving debt instruments, unamortized discounts related to the 6.7% Senior Notes, and unamortized discounts related to the Installment payment agreement. See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information.

[2]	Represents the weighted average stated interest rates at December 31, 2019, for debt maturing in the respective periods.

Fair Value of Long-Term Debt
At December 31, 2019 and 2018, the estimated fair value of long-term debt obligations, excluding finance lease obligations, other installment arrangements, the current portion of such long-term debt and debt financing costs, was $1,620 million and $1,561 million, respectively. See Note 3 — Fair Value Measurements in the Notes to Consolidated Financial Statements for additional information.
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

	2019	2018
(Dollars in millions)
Net income (GAAP)	$133	$164
Add back or deduct:
Income tax expense	52	51
Interest expense	110	116
Depreciation, amortization and accretion	702	640
EBITDA (Non-GAAP)	997	971
Add back or deduct:
(Gain) loss on asset disposals, net	19	10
(Gain) loss on sale of business and other exit costs, net	(1)	—
(Gain) loss on license sales and exchanges, net	—	(18)
Adjusted EBITDA (Non-GAAP)	1,015	963
Deduct:
Equity in earnings of unconsolidated entities	166	159
Interest and dividend income	17	15
Other, net	—	(1)
Adjusted OIBDA (Non-GAAP)	832	790
Deduct:
Depreciation, amortization and accretion	702	640
(Gain) loss on asset disposals, net	19	10
(Gain) loss on sale of business and other exit costs, net	(1)	—
(Gain) loss on license sales and exchanges, net	—	(18)
Operating income (GAAP)	$112	$158
Free Cash Flow
The following table presents Free cash flow, which is defined as Cash flow from operating activities less Cash paid for additions to property, plant and equipment. Free cash flow is a non-GAAP financial measure which U.S. Cellular believes may be useful to investors and other users of its financial information in evaluating liquidity, specifically, the amount of net cash generated by business operations after deducting Cash paid for additions to property, plant and equipment.

	2019	2018
(Dollars in millions)
Cash flows from operating activities (GAAP)	$724	$709
Less: Cash paid for additions to property, plant and equipment	650	512
Free cash flow (Non-GAAP)	$74	$197

Financial Statements
United States Cellular Corporation
Consolidated Statement of Operations

Year Ended December 31,	2019	2018	2017
(Dollars and shares in millions, except per share amounts)
Operating revenues
Service	$3,035	$2,978	$2,978
Equipment sales	987	989	912
Total operating revenues	4,022	3,967	3,890

Operating expenses
System operations (excluding Depreciation, amortization and accretion reported below)	756	758	732
Cost of equipment sold	1,028	1,031	1,071
Selling, general and administrative (including charges from affiliates of $82 million, $86 million and $85 million in 2019, 2018 and 2017)	1,406	1,388	1,412
Depreciation, amortization and accretion	702	640	615
Loss on impairment of goodwill	—	—	370
(Gain) loss on asset disposals, net	19	10	17
(Gain) loss on sale of business and other exit costs, net	(1)	—	(1)
(Gain) loss on license sales and exchanges, net	—	(18)	(22)
Total operating expenses	3,910	3,809	4,194

Operating income (loss)	112	158	(304)

Investment and other income (expense)
Equity in earnings of unconsolidated entities	166	159	137
Interest and dividend income	17	15	8
Interest expense	(110)	(116)	(113)
Other, net	—	(1)	—
Total investment and other income	73	57	32

Income (loss) before income taxes	185	215	(272)
Income tax expense (benefit)	52	51	(287)

Net income	133	164	15
Less: Net income attributable to noncontrolling interests, net of tax	6	14	3
Net income attributable to U.S. Cellular shareholders	$127	$150	$12

Basic weighted average shares outstanding	86	86	85
Basic earnings per share attributable to U.S. Cellular shareholders	$1.47	$1.75	$0.14

Diluted weighted average shares outstanding	88	87	86
Diluted earnings per share attributable to U.S. Cellular shareholders	$1.44	$1.72	$0.14

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Cash Flows

Year Ended December 31,	2019	2018	2017
(Dollars in millions)
Cash flows from operating activities
Net income	$133	$164	$15
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization and accretion	702	640	615
Bad debts expense	107	95	89
Stock-based compensation expense	41	37	30
Deferred income taxes, net	(4)	(3)	(365)
Equity in earnings of unconsolidated entities	(166)	(159)	(137)
Distributions from unconsolidated entities	161	152	136
Loss on impairment of goodwill	—	—	370
(Gain) loss on asset disposals, net	19	10	17
(Gain) loss on sale of business and other exit costs, net	(1)	—	(1)
(Gain) loss on license sales and exchanges, net	—	(18)	(22)
Other operating activities	4	3	2
Changes in assets and liabilities from operations
Accounts receivable	(46)	(39)	(68)
Equipment installment plans receivable	(97)	(149)	(261)
Inventory	(20)	(4)	—
Accounts payable	(69)	3	(14)
Customer deposits and deferred revenues	(8)	7	(3)
Accrued taxes	(23)	(39)	26
Other assets and liabilities	(9)	9	40
Net cash provided by operating activities	724	709	469

Cash flows from investing activities
Cash paid for additions to property, plant and equipment	(650)	(512)	(465)
Cash paid for licenses	(266)	(8)	(189)
Cash received from investments	29	50	—
Cash paid for investments	(11)	(17)	(50)
Cash received from divestitures and exchanges	41	24	21
Other investing activities	(7)	(1)	—
Net cash used in investing activities	(864)	(464)	(683)

Cash flows from financing activities
Repayment of long-term debt	(116)	(19)	(14)
Common shares reissued for benefit plans, net of tax payments	(9)	18	1
Repurchase of Common Shares	(21)	—	—
Distributions to noncontrolling interests	(4)	(6)	(4)
Other financing activities	(2)	(7)	(3)
Net cash used in financing activities	(152)	(14)	(20)

Net increase (decrease) in cash, cash equivalents and restricted cash	(292)	231	(234)

Cash, cash equivalents and restricted cash
Beginning of period	583	352	586
End of period	$291	$583	$352
The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Balance Sheet — Assets

December 31,	2019	2018
(Dollars in millions)
Current assets
Cash and cash equivalents	$285	$580
Short-term investments	—	17
Accounts receivable
Customers and agents, less allowances of $70 and $66, respectively	919	908
Roaming	27	20
Affiliated	1	2
Other, less allowances of $1 and $2, respectively	63	46
Inventory, net	162	142
Prepaid expenses	50	63
Income taxes receivable	46	15
Other current assets	20	19
Total current assets	1,573	1,812

Assets held for sale	—	54

Licenses	2,471	2,186

Investments in unconsolidated entities	447	441

Property, plant and equipment
In service and under construction	8,293	7,778
Less: Accumulated depreciation and amortization	6,086	5,576
Property, plant and equipment, net	2,207	2,202

Operating lease right-of-use assets	900	—

Other assets and deferred charges	566	579

Total assets[1]	$8,164	$7,274

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Balance Sheet — Liabilities and Equity

December 31,	2019	2018
(Dollars and shares in millions, except per share amounts)
Current liabilities
Current portion of long-term debt	$8	$19
Accounts payable
Affiliated	8	9
Trade	296	304
Customer deposits and deferred revenues	148	157
Accrued taxes	30	30
Accrued compensation	76	78
Short-term operating lease liabilities	105	—
Other current liabilities	79	94
Total current liabilities	750	691

Liabilities held for sale	—	1

Deferred liabilities and credits
Deferred income tax liability, net	507	510
Long-term operating lease liabilities	865	—
Other deferred liabilities and credits	319	389

Long-term debt, net	1,502	1,605

Commitments and contingencies

Noncontrolling interests with redemption features	11	11

Equity
U.S. Cellular shareholders’ equity
Series A Common and Common Shares
Authorized 190 shares (50 Series A Common and 140 Common Shares)
Issued 88 shares (33 Series A Common and 55 Common Shares)
Outstanding 86 shares (33 Series A Common and 53 Common Shares)
Par Value ($1.00 per share) ($33 Series A Common and $55 Common Shares)	88	88
Additional paid-in capital	1,629	1,590
Treasury shares, at cost, 2 Common Shares	(70)	(65)
Retained earnings	2,550	2,444
Total U.S. Cellular shareholders' equity	4,197	4,057

Noncontrolling interests	13	10

Total equity	4,210	4,067

Total liabilities and equity[1]	$8,164	$7,274
The accompanying notes are an integral part of these consolidated financial statements.

[1]
The consolidated total assets as of December 31, 2019 and 2018, include assets held by consolidated variable interest entities (VIEs) of $930 million and $868 million, respectively, which are not available to be used to settle the obligations of U.S. Cellular. The consolidated total liabilities as of December 31, 2019 and 2018, include certain liabilities of consolidated VIEs of $22 million and $23 million, respectively, for which the creditors of the VIEs have no recourse to the general credit of U.S. Cellular. See Note 14 — Variable Interest Entities for additional information.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total U.S. Cellular shareholders' equity	Noncontrolling interests	Total equity
(Dollars in millions)
December 31, 2018	$88	$1,590	$(65)	$2,444	$4,057	$10	$4,067
Cumulative effect of accounting change	—	—	—	2	2	—	2
Net income attributable to U.S. Cellular shareholders	—	—	—	127	127	—	127
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	6	6
Repurchase of Common Shares	—	—	(21)	—	(21)	—	(21)
Incentive and compensation plans	—	(2)	16	(23)	(9)	—	(9)
Stock-based compensation awards	—	41	—	—	41	—	41
Distributions to noncontrolling interests	—	—	—	—	—	(3)	(3)
December 31, 2019	$88	$1,629	$(70)	$2,550	$4,197	$13	$4,210

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
Nature of Operations
U.S. Cellular owns, operates and invests in wireless systems throughout the United States. As of December 31, 2019, U.S. Cellular served customers with 4.9 million total connections. U.S. Cellular has one reportable segment.
Principles of Consolidation
The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America (GAAP) as set forth in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC. The consolidated financial statements include the accounts of U.S. Cellular, subsidiaries in which it has a controlling financial interest, general partnerships in which U.S. Cellular has a majority partnership interest and certain entities in which U.S. Cellular has a variable interest that requires consolidation under GAAP. See Note 14 — Variable Interest Entities for additional information relating to U.S. Cellular’s VIEs. All material intercompany accounts and transactions have been eliminated.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are involved in accounting for indefinite-lived intangible assets and income taxes.
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

December 31,	2019	2018
(Dollars in millions)
Cash and cash equivalents	$285	$580
Restricted cash included in Other current assets	6	3
Cash, cash equivalents and restricted cash in the statement of cash flows	$291	$583

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

Licenses
Licenses consist of direct and incremental costs incurred in acquiring Federal Communications Commission (FCC) wireless spectrum licenses that provide U.S. Cellular with the exclusive right to utilize designated radio spectrum within specific geographic service areas to provide wireless service. Although wireless spectrum licenses are issued for a fixed period of time, generally ten years, or in some cases twelve or fifteen years, the FCC has granted license renewals routinely and at a nominal cost. The wireless spectrum licenses held by U.S. Cellular expire at various dates. U.S. Cellular believes that it is probable that its future wireless spectrum license renewal applications will be granted. U.S. Cellular determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of the wireless spectrum licenses. Therefore, U.S. Cellular has determined that wireless spectrum licenses are indefinite-lived intangible assets.
U.S. Cellular performs its annual impairment assessment of wireless spectrum licenses as of November 1 of each year or more frequently if there are events or circumstances that cause U.S. Cellular to believe it is more likely than not that the carrying value of wireless spectrum licenses exceeds fair value. For purposes of its impairment testing, U.S. Cellular separated its FCC wireless spectrum licenses into eight units of accounting. The eight units of accounting consisted of one unit of accounting for developed operating market wireless spectrum licenses (built wireless spectrum licenses) and seven geographic non-operating market wireless spectrum licenses (unbuilt wireless spectrum licenses).
U.S. Cellular performed a quantitative impairment assessment in 2019 and a qualitative impairment assessment in 2018 to determine whether the wireless spectrum licenses were impaired. Based on the impairment assessments performed, U.S. Cellular did not have an impairment of its wireless spectrum licenses in 2019 or 2018. See Note 7 — Intangible Assets for additional details related to wireless spectrum licenses.
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
Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to System operations expense or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and recording it, together with proceeds, if any, and net removal costs (removal costs less an applicable accrued asset retirement obligation and salvage value realized), as a gain or loss, as appropriate.
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
U.S. Cellular depreciates leasehold improvement assets over periods ranging from one year to thirty years; such periods approximate the shorter of the assets’ economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. There were no material changes to the assigned useful lives of the various categories of property, plant and equipment in 2019, 2018 or 2017. However, depreciation for certain specific assets was accelerated due to changes in technology. See Note 9 — Property, Plant and Equipment for additional details related to useful lives.

Impairment of Long-Lived Assets
U.S. Cellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.
U.S. Cellular has one asset group for purposes of assessing property, plant and equipment for impairment based on the integrated nature of its assets and operations. The cash flows generated by this single interdependent asset group represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Leases
A lease is generally present in a contract if the lessee controls the use of identified property, plant or equipment for a period of time in exchange for consideration. See Note 10 — Leases for additional details related to leases.
Agent Liabilities
U.S. Cellular has relationships with agents, which are independent businesses that obtain customers for U.S. Cellular. At December 31, 2019 and 2018, U.S. Cellular had accrued $59 million and $63 million, respectively, in agent related liabilities. These amounts are included in Other current liabilities in the Consolidated Balance Sheet.
Debt Issuance Costs
Debt issuance costs include underwriters’ and legal fees and other charges related to issuing and renewing various borrowing instruments and other long–term agreements, and are amortized over the respective term of each instrument. Debt issuance costs related to U.S. Cellular’s revolving credit agreement and receivables securitization agreement are recorded in Other assets and deferred charges in the Consolidated Balance Sheet. All other debt issuance costs are presented as an offset to the related debt obligation in the Consolidated Balance Sheet.
Asset Retirement Obligations
U.S. Cellular records asset retirement obligations for the fair value of legal obligations associated with asset retirements and a corresponding increase in the carrying amount of the related long-lived asset in the period in which the obligations are incurred. In periods subsequent to initial measurement, U.S. Cellular recognizes changes in the liability resulting from the passage of time and updates to the timing or the amount of the original estimates. The liability is accreted to its estimated settlement date value over the period to the estimated settlement date. The change in the carrying amount of the long-lived asset is depreciated over the average remaining life of the related asset. See Note 11 — Asset Retirement Obligations for additional information.
Treasury Shares
Common Shares repurchased by U.S. Cellular are recorded at cost as treasury shares and result in a reduction of equity. When treasury shares are reissued, U.S. Cellular determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Additional paid-in capital or Retained earnings.
Revenue Recognition
Revenues from sales of equipment and products are recognized when control has transferred to the customer, agent or third-party distributor. Service revenues are recognized as the related service is provided. See Note 2 — Revenue Recognition for additional information on U.S. Cellular's policies related to Revenues.
Advertising Costs
U.S. Cellular expenses advertising costs as incurred. Advertising costs totaled $212 million, $215 million and $211 million in 2019, 2018 and 2017, respectively.
Income Taxes
U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under a tax allocation agreement between TDS and U.S. Cellular, U.S. Cellular remits its applicable income tax payments to TDS. U.S. Cellular had a tax receivable balance with TDS of $46 million and $14 million as of December 31, 2019, and 2018, respectively.
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
U.S. Cellular recognizes stock compensation expense based upon the fair value of the specific awards granted using established valuation methodologies. The amount of stock compensation cost recognized on either a straight-line basis or graded attribution method is based on the portion of the award that is expected to vest over the requisite service period, which generally represents the vesting period. Stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. See Note 17 — Stock-Based Compensation for additional information.
Defined Contribution Plans
U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $11 million in 2019, 2018 and 2017.
U.S. Cellular also participates in a defined contribution retirement savings plan (401(k) plan) sponsored by TDS. Total costs incurred for U.S. Cellular’s contributions to the 401(k) plan were $14 million, $15 million and $16 million in 2019, 2018 and 2017, respectively.
Recently Issued Accounting Pronouncements
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 requires entities to use a new forward-looking, expected loss model to estimate credit losses. It also requires additional disclosure relating to the credit quality of trade and other receivables, including information relating to management’s estimate of credit allowances. U.S. Cellular is required to adopt ASU 2016-13 on January 1, 2020, using the modified retrospective approach. The adoption of ASU 2016-13 is not expected to have a significant impact on U.S. Cellular's financial position or results of operations.
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

Note 2 Revenue Recognition
Change in Accounting Policy
In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers and subsequently amended the standard with several Accounting Standards Updates, collectively referred to as ASC 606. U.S. Cellular adopted and applied the provisions of ASC 606 as of January 1, 2018, using a modified retrospective method. Under this method, the new accounting standard is applied only to the most recent period presented, recognizing the cumulative effect of the accounting change as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 606 was an increase of $175 million to retained earnings as of January 1, 2018.
As a practical expedient, U.S. Cellular groups similar contracts or similar performance obligations together into portfolios of contracts or performance obligations if doing so does not result in a significant difference from accounting for the individual contracts discretely. U.S. Cellular applies this grouping method for the following types of transactions: device activation fees, contract acquisition costs, and certain customer promotions. Contract portfolios are recognized over the respective expected customer lives or terms of the contracts.
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

Wireless devices and accessories
U.S. Cellular offers a comprehensive range of wireless devices such as handsets, tablets, mobile hotspots, home phones and routers for use by its customers, as well as accessories. U.S. Cellular also sells wireless devices to agents and other third-party distributors for resale. U.S. Cellular frequently discounts wireless devices sold to new and current customers. U.S. Cellular also offers customers the option to purchase certain devices and accessories under installment contracts over a specified time period. For certain equipment installment plans, after a specified period of time, the customer may have the right to upgrade to a new device. Such upgrades require the customer to enter into an equipment installment contract for the new device, and transfer the existing device to U.S. Cellular. U.S. Cellular recognizes revenue in Equipment sales revenues when control of the device or accessory is transferred to the customer, agent or third-party distributor, which is generally upon delivery.

Wireless roaming
U.S. Cellular receives roaming revenues when other wireless carriers’ customers use U.S. Cellular’s wireless systems. U.S. Cellular recognizes revenue in Service revenues when the roaming service is provided.

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

Significant Judgments
Revenues from sales of equipment are recognized when control has transferred to the customer, agent or third-party distributor. Service revenues are recognized as the related service is provided. Services are deemed to be highly interrelated when the method and timing of transfer and performance risk are the same. Highly interrelated services that are determined to not be distinct have been grouped into a single performance obligation. Each month of services promised is a performance obligation. The series of monthly service performance obligations promised over the course of the contract are combined into a single performance obligation for purposes of the allocation.
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
Equipment Installment Plans
Equipment revenue under equipment installment plan contracts is recognized at the time the device is delivered to the customer for the amount allocated to the equipment.
Incentives
Discounts, incentives, and rebates to agents and end customers that are deemed cash are recognized as a reduction of Operating revenues concurrently with the associated revenue.
From time to time, U.S. Cellular may offer certain promotions to incentivize customers to switch to, or to purchase additional services from, U.S. Cellular. Under these types of promotions, an eligible customer may receive an incentive in the form of a discount off additional services purchased shown as a credit to the customer’s monthly bill. U.S. Cellular accounts for the future discounts as material rights at the time of the initial transaction by allocating and deferring revenue based on the relative proportion of the future discounts in comparison to the aggregate initial purchase. The deferred revenue will be recognized as service revenue in future periods.
Amounts Collected from Customers and Remitted to Governmental Authorities
U.S. Cellular records amounts collected from customers and remitted to governmental authorities on a net basis within a liability account if the amount is assessed upon the customer and U.S. Cellular merely acts as an agent in collecting the amount on behalf of the imposing governmental authority. If the amount is assessed upon U.S. Cellular, then amounts collected from customers are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $53 million, $67 million and $58 million for 2019, 2018 and 2017, respectively.
Disaggregation of Revenue
In the following table, U.S. Cellular's revenues are disaggregated by type of service, which represents the relevant categorization of revenues for U.S. Cellular, and timing of recognition. Service revenues are recognized over time and Equipment sales are point in time.

	Year Ended December 31, 2019	Year Ended December 31, 2018
(Dollars in millions)
Revenues from contracts with customers:
Retail service	$2,650	$2,623
Inbound roaming	174	154
Other service	137	135
Service revenues from contracts with customers	2,961	2,912
Equipment sales	987	989
Total revenues from contracts with customers[1]	$3,948	$3,901

[1]
Revenue line items in this table will not agree to amounts presented in the Consolidated Statement of Operations as the amounts in this table only include revenue resulting from contracts with customers.

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

The following table provides balances for contract assets from contracts with customers, which are recorded in Other current assets and Other assets and deferred charges in the Consolidated Balance Sheet, and contract liabilities from contracts with customers, which are recorded in Customer deposits and deferred revenues and Other deferred liabilities and credits in the Consolidated Balance Sheet.

	December 31, 2019	December 31, 2018
(Dollars in millions)
Contract assets	$7	$9
Contract liabilities[1]	$154	$147

[1]
The contract liability balance at December 31, 2018 differs from the amount reported in Note 2 — Revenue Recognition of the 2018 Form 10-K, as the previously reported amount included certain lease-related balances that did not result from contracts with customers.

Revenue recognized related to contract liabilities existing at January 1, 2019 was $128 million for the year ended December 31, 2019.

Transaction price allocated to the remaining performance obligations
The following table includes estimated service revenues expected to be recognized related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. These estimates represent service revenues to be recognized when wireless services are delivered to customers pursuant to service plan contracts and under certain roaming agreements with other carriers. These estimates are based on contracts in place as of December 31, 2019, and may vary from actual results. As practical expedients, revenue related to contracts of less than one year, generally month-to-month contracts, and contracts with a fixed per-unit price and variable quantity, are excluded from these estimates.

Service Revenues
(Dollars in millions)
2020	$206
2021	90
Thereafter	160
Total	$456

Contract Cost Assets
U.S. Cellular expects that commission fees paid as a result of obtaining contracts are recoverable and therefore U.S. Cellular capitalizes these costs. As a practical expedient, costs with an amortization period of one year or less are not capitalized. The contract cost asset balance related to commission fees was $133 million and $139 million at December 31, 2019 and 2018, respectively and was recorded in Other assets and deferred charges in the Consolidated Balance Sheet. Capitalized commission fees are amortized based on the timing of transfer of the goods or services to which the assets relate, typically the contract term. Amortization of contract cost assets was $109 million and $108 million for the year ended December 31, 2019 and 2018, respectively, and was included in Selling, general and administrative expenses.

Note 3 Fair Value Measurements
As of December 31, 2019 and 2018, U.S. Cellular did not have any material financial or nonfinancial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP.
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

	Level within the Fair Value Hierarchy	December 31, 2019		December 31, 2018
		Book Value	Fair Value	Book Value	Fair Value
(Dollars in millions)
Cash and cash equivalents	1	$285	$285	$580	$580
Short-term investments	1	—	—	17	17
Long-term debt
Retail	2	917	943	917	850
Institutional	2	534	594	534	531
Other	2	83	83	180	180

The fair values of Cash and cash equivalents and Short-term investments approximate their book values due to the short-term nature of these financial instruments. Long-term debt excludes lease obligations, other installment arrangements, the current portion of Long-term debt and debt financing costs. The fair value of “Retail” Long-term debt was estimated using market prices for the 7.25% 2063 Senior Notes, 7.25% 2064 Senior Notes and 6.95% Senior Notes. U.S. Cellular’s “Institutional” debt consists of the 6.7% Senior Notes which are traded over the counter. U.S. Cellular’s “Other” debt consists of a senior term loan credit agreement. U.S. Cellular estimated the fair value of its Institutional and Other debt through a discounted cash flow analysis using the interest rates or estimated yield to maturity for each borrowing, which ranged from 3.55% to 5.73% and 5.03% to 6.97% at December 31, 2019 and 2018, respectively.
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
The following table summarizes equipment installment plan receivables as of December 31, 2019 and 2018.

December 31,	2019	2018
(Dollars in millions)
Equipment installment plan receivables, gross	$1,008	$974
Allowance for credit losses	(84)	(77)
Equipment installment plan receivables, net	$924	$897

Net balance presented in the Consolidated Balance Sheet as:
Accounts receivable — Customers and agents (Current portion)	$587	$560
Other assets and deferred charges (Non-current portion)	337	337
Equipment installment plan receivables, net	$924	$897

U.S. Cellular uses various inputs, including internal data, information from credit bureaus and other sources, to evaluate the credit profiles of its customers. From this evaluation, a credit class is assigned to the customer that determines the number of eligible lines, the amount of credit available, and the down payment requirement, if any. Customers assigned to credit classes requiring no down payment represent a lower risk category, whereas those assigned to credit classes requiring a down payment represent a higher risk category. A customer's assigned credit class is reviewed periodically and a change is made, if appropriate. The balance and aging of the equipment installment plan receivables on a gross basis by current credit category were as follows:

	December 31, 2019			December 31, 2018
	Lower Risk	Higher Risk	Total	Lower Risk	Higher Risk	Total
(Dollars in millions)
Unbilled	$931	$11	$942	$904	$17	$921
Billed — current	44	1	45	35	1	36
Billed — past due	20	1	21	15	2	17
Equipment installment plan receivables, gross	$995	$13	$1,008	$954	$20	$974

The activity in the allowance for credit losses for equipment installment plan receivables was as follows:

	2019	2018
(Dollars in millions)
Allowance for credit losses, beginning of year	$77	$65
Bad debts expense	82	71
Write-offs, net of recoveries	(75)	(59)
Allowance for credit losses, end of year	$84	$77

Note 5 Income Taxes
U.S. Cellular is included in a consolidated federal income tax return and in certain state income tax returns with other members of the TDS consolidated group. For financial statement purposes, U.S. Cellular and its subsidiaries compute their income tax expense as if they comprised a separate affiliated group and were not included in the TDS consolidated group.
U.S. Cellular’s current income taxes balances at December 31, 2019 and 2018, were as follows:

December 31,	2019	2018
(Dollars in millions)
Federal income taxes receivable	$44	$15
Net state income taxes receivable	2	—

Income tax expense (benefit) is summarized as follows:

Year Ended December 31,	2019	2018	2017
(Dollars in millions)
Current
Federal	$44	$48	$68
State	12	6	10
Deferred
Federal	—	(5)	(354)
State	(4)	2	(11)
Total income tax expense (benefit)	$52	$51	$(287)

In December 2017, the Tax Act was signed into law. Following the guidance of FASB Accounting Standards Update 2018-05, Income Taxes: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118, Income tax expense (benefit) for the year ended December 31, 2017, included a provisional estimate for the impact of the Tax Act on U.S. Cellular's 2017 depreciation expense deduction. During 2018, U.S. Cellular completed a full analysis of depreciation expense deductions related to fixed assets placed in service during 2017 and Income tax expense (benefit) for 2018 included a benefit of $4 million related to this adjustment.

A reconciliation of U.S. Cellular’s income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax rate to U.S. Cellular’s effective income tax rate is as follows:

Year Ended December 31,	2019		2018		2017
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense and rate	$39	21.0%	$45	21.0%	$(95)	35.0%
State income taxes, net of federal benefit[1]	6	3.4	9	4.0	(4)	1.4
Effect of noncontrolling interests	(1)	(0.5)	(1)	(0.4)	(2)	0.8
Federal income tax rate change[2]	—	—	(4)	(2.0)	(254)	93.3
Change in federal valuation allowance[3]	7	3.6	(1)	(0.3)	(5)	1.9
Goodwill impairment[4]	—	—	—	—	71	(26.2)
Nondeductible compensation	2	1.3	4	1.8	4	(1.5)
Tax credits	(3)	(1.5)	—	(0.1)	—	0.1
Other differences, net	2	0.8	(1)	(0.3)	(2)	0.7
Total income tax expense (benefit) and rate	$52	28.1%	$51	23.7%	$(287)	105.5%

[1]	State income taxes, net of federal benefit, include changes in unrecognized tax benefits as well as adjustments to the valuation allowance.

[2]
The Tax Act reduced the federal income tax rate from 35% to 21% for years after 2017. The $4 million tax benefit in 2018 relates primarily to finalizing the analysis for 2017 depreciation deductions as described above. The $254 million tax benefit in 2017 related to adjusting the deferred tax liability to the lower tax rate upon enactment of the Tax Act.

[3]
Change in federal valuation allowance in 2019 is due primarily to interest expense carryforwards not expected to be realized. The 2018 change also includes a change in judgment related to net operating loss carryforwards that are now realizable due to an internal restructuring.

[4]
Goodwill impairment reflects an adjustment to increase 2017 income tax expense by $71 million related to a portion of the impaired goodwill that is not amortizable for income tax purposes. See Note 7 — Intangible Assets for additional information related to the goodwill impairment.

Significant components of U.S. Cellular’s deferred income tax assets and liabilities at December 31, 2019 and 2018, were as follows1:

December 31,	2019	2018
(Dollars in millions)
Deferred tax assets
Net operating loss (NOL) carryforwards	$96	$96
Lease liabilities	230	—
Asset retirement obligation	45	43
Other	84	114
Total deferred tax assets	455	253
Less valuation allowance	(90)	(75)
Net deferred tax assets	365	178
Deferred tax liabilities
Property, plant and equipment	284	299
Licenses/intangibles	230	207
Partnership investments	131	133
Lease assets	206	—
Other	21	49
Total deferred tax liabilities	872	688
Net deferred income tax liability	$507	$510

[1]	Certain prior year deferred tax assets and liabilities have been reclassified to align with the current year presentation.
At December 31, 2019, U.S. Cellular and certain subsidiaries had $1,895 million of state NOL carryforwards (generating a $86 million deferred tax asset) available to offset future taxable income. The state NOL carryforwards expire between 2020 and 2039. Certain subsidiaries had federal NOL carryforwards (generating a $10 million deferred tax asset) available to offset their future taxable income. The federal NOL carryforwards generally expire between 2020 and 2037, with the exception of federal NOLs generated after 2017, which do not expire. A valuation allowance was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

A summary of U.S. Cellular’s deferred tax asset valuation allowance is as follows:

	2019	2018	2017
(Dollars in millions)
Balance at beginning of year	$75	$77	$65
Charged to income tax expense	15	5	12
Charged to Retained earnings	—	(7)	—
Balance at end of year	$90	$75	$77

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2019	2018	2017
(Dollars in millions)
Unrecognized tax benefits balance at beginning of year	$48	$47	$43
Additions for tax positions of current year	7	6	6
Additions for tax positions of prior years	—	1	1
Reductions for tax positions of prior years	(6)	—	(1)
Reductions for settlements of tax positions	(1)	—	—
Reductions for lapses in statutes of limitations	—	(6)	(2)
Unrecognized tax benefits balance at end of year	$48	$48	$47

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet. If these benefits were recognized, they would have reduced income tax expense in 2019, 2018 and 2017 by $37 million, $38 million and $38 million, respectively, net of the federal benefit from state income taxes.
U.S. Cellular recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense (benefit). The amounts charged to income tax expense related to interest and penalties resulted in an expense of $3 million in 2019, a benefit of less than $1 million in 2018 and an expense of $3 million in 2017. Net accrued liabilities for interest and penalties were $21 million and $19 million at December 31, 2019 and 2018, respectively, and are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.
U.S. Cellular is included in TDS’ consolidated federal and certain state income tax returns. U.S. Cellular also files certain state and local income tax returns separately from TDS. With limited exceptions, TDS is no longer subject to federal and state income tax audits for the years prior to 2016.
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
The amounts used in computing basic and diluted earnings per share attributable to U.S. Cellular shareholders were as follows:

Year Ended December 31,	2019	2018	2017
(Dollars and shares in millions, except per share amounts)
Net income attributable to U.S. Cellular shareholders	$127	$150	$12

Weighted average number of shares used in basic earnings per share	86	86	85
Effects of dilutive securities	2	1	1
Weighted average number of shares used in diluted earnings per share	88	87	86

Basic earnings per share attributable to U.S. Cellular shareholders	$1.47	$1.75	$0.14

Diluted earnings per share attributable to U.S. Cellular shareholders	$1.44	$1.72	$0.14

Certain Common Shares issuable upon the exercise of stock options or vesting of performance and restricted stock units were not included in weighted average diluted shares outstanding for the calculation of Diluted earnings per share attributable to U.S. Cellular shareholders because their effects were antidilutive. The number of such Common Shares excluded was less than 1 million shares, 2 million shares and 3 million shares for 2019, 2018 and 2017, respectively.
Note 7 Intangible Assets
Licenses
U.S. Cellular reviews attractive opportunities to acquire additional wireless spectrum, including pursuant to FCC auctions. U.S. Cellular also may seek to divest outright or include in exchanges wireless spectrum that is not strategic to its long-term success. Activity related to U.S. Cellular's Licenses is presented below.

	2019	2018
(Dollars in millions)
Balance at beginning of year	$2,186	$2,223
Acquisitions	267	8
Transferred to Assets held for sale	—	(51)
Divestitures	(10)	(11)
Exchanges - Licenses received	26	18
Exchanges - Licenses surrendered	—	(1)
Capitalized interest	2	—
Balance at end of year	$2,471	$2,186

Auctions 101 and 102
In June 2019, the FCC announced by way of public notice that U.S. Cellular was the provisional winning bidder for 408 wireless spectrum licenses in its 28 GHz auction (Auction 101) and 282 wireless spectrum licenses in its 24 GHz auction (Auction 102) for an aggregate purchase price of $256 million. U.S. Cellular paid substantially all of the $256 million in the first half of 2019. The wireless spectrum licenses from Auction 101 were granted by the FCC on October 2, 2019, and the wireless spectrum licenses from Auction 102 were granted by the FCC on December 11, 2019.
Goodwill — Interim Impairment Assessment in 2017
Based on 2017 developments, including wireless expansion plans announced by other companies and the results of the FCC’s forward auction of 600 MHz wireless spectrum licenses and other FCC actions, U.S. Cellular anticipated increased competition for customers in its primary operating markets from new and existing market participants over the long term. In addition, the widening adoption of unlimited data plans and other data pricing constructs across the industry, including U.S. Cellular’s introduction of unlimited plans in 2017, may limit the industry’s ability to monetize future growth in data usage. These factors when assessed and considered as part of U.S. Cellular’s annual planning process conducted in the third quarter of each year caused management to revise its long-range financial forecast in the third quarter of 2017. Based on the factors noted above, management identified a triggering event and performed a quantitative goodwill impairment test during the third quarter of 2017.
The results of the interim goodwill impairment test indicated that the carrying value of the U.S. Cellular reporting unit exceeded its fair value. Therefore, U.S. Cellular recognized a loss on impairment of goodwill of $370 million to reduce the carrying value of goodwill to zero in the third quarter of 2017.

Note 8 Investments in Unconsolidated Entities
Investments in unconsolidated entities consist of amounts invested in entities in which U.S. Cellular holds a noncontrolling interest. U.S. Cellular's Investments in unconsolidated entities are accounted for using either the equity method or measurement alternative method as shown in the table below. The carrying value of measurement alternative method investments represents cost minus any impairments plus or minus any observable price changes.

December 31,	2019	2018
(Dollars in millions)
Equity method investments:
Capital contributions, loans, advances and adjustments	$105	$105
Cumulative share of income	2,060	1,892
Cumulative share of distributions	(1,725)	(1,563)
Total equity method investments	440	434
Measurement alternative method investments	7	7
Total investments in unconsolidated entities	$447	$441

The following tables, which are based on information provided in part by third parties, summarize the combined assets, liabilities and equity, and results of operations of U.S. Cellular’s equity method investments:

December 31,	2019	2018
(Dollars in millions)
Assets
Current	$1,477	$1,261
Noncurrent	5,725	4,962
Total assets	$7,202	$6,223

Liabilities and Equity
Current liabilities	$625	$434
Noncurrent liabilities	1,119	395
Partners' capital and shareholders' equity	5,458	5,394
Total liabilities and equity	$7,202	$6,223

Year Ended December 31,	2019	2018	2017
(Dollars in millions)
Results of Operations
Revenues	$6,903	$6,777	$6,562
Operating expenses	5,022	4,965	4,965
Operating income	1,881	1,812	1,597
Other income (expense), net	(22)	11	(1)
Net income	$1,859	$1,823	$1,596

Note 9 Property, Plant and Equipment
Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2019 and 2018, were as follows:

December 31,	Useful Lives (Years)	2019	2018
(Dollars in millions)
Land	N/A	$35	$35
Buildings	20	295	296
Leasehold and land improvements	1-30	1,280	1,210
Cell site equipment	7-25	3,708	3,460
Switching equipment	5-8	1,051	1,018
Office furniture and equipment	3-5	280	285
Other operating assets and equipment	3-5	48	51
System development	1-7	1,238	1,149
Work in process	N/A	358	274
Total property, plant and equipment, gross		8,293	7,778
Accumulated depreciation and amortization		(6,086)	(5,576)
Total property, plant and equipment, net		$2,207	$2,202

Depreciation and amortization expense totaled $689 million, $627 million and $604 million in 2019, 2018 and 2017, respectively. In 2019, 2018 and 2017, (Gain) loss on asset disposals, net included charges of $19 million, $10 million and $17 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service in the normal course of business.
Note 10 Leases
Change in Accounting Policy
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases and subsequently amended the standard with several Accounting Standards Updates, collectively referred to as ASC 842. This standard replaces the previous lease accounting standard under ASC 840 - Leases and requires lessees to record a right-of-use (ROU) asset and lease liability for the majority of leases. U.S. Cellular adopted the provisions of ASC 842 on January 1, 2019, using a modified retrospective method. Under this method, U.S. Cellular elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on retained earnings.
U.S. Cellular elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. U.S. Cellular also elected the practical expedient related to land easements that allows it to carry forward the accounting treatment for pre-existing land easement agreements.
The cumulative effect of the adoption of ASC 842 on U.S. Cellular’s Consolidated Balance Sheet as of January 1, 2019 is presented below.

	December 31, 2018	ASC 842 Adjustment	January 1, 2019
(Dollars in millions)
Prepaid expenses	$63	$(13)	$50
Operating lease right-of-use assets	—	899	899
Other assets and deferred charges	579	(12)	567
Short-term operating lease liabilities	—	101	101
Other current liabilities	94	(8)	86
Long-term operating lease liabilities	—	878	878
Other deferred liabilities and credits	389	(97)	292

In connection with the adoption of ASC 842, U.S. Cellular recorded ROU assets and lease liabilities for its operating leases in its Consolidated Balance Sheet as of January 1, 2019. The amounts for ROU assets and lease liabilities initially were calculated as the discounted value of future lease payments. The difference between the ROU assets and the corresponding lease liabilities at January 1, 2019 as shown in the table above resulted from adjustments to ROU assets to account for various lease prepayments and straight-line expense recognition deferral balances which existed as of December 31, 2018. Finance leases are included in Property, plant and equipment and Long-term debt, net consistent with the presentation under prior accounting standards.
Lessee Agreements
A lease is generally present in a contract if the lessee controls the use of identified property, plant or equipment for a period of time in exchange for consideration. Nearly all of U.S. Cellular’s leases are classified as operating leases, although it does have a small number of finance leases. U.S. Cellular’s most significant leases are for land and tower spaces, network facilities, retail spaces, and offices.
U.S. Cellular has agreements with both lease and nonlease components, which are accounted for separately. As part of the present value calculation for the lease liabilities, U.S. Cellular uses an incremental borrowing rate as the rates implicit in the leases are not readily determinable. The incremental borrowing rates used for lease accounting are based on U.S. Cellular's unsecured rates, adjusted to approximate the rates at which U.S. Cellular would be required to borrow on a collateralized basis over a term similar to the recognized lease term. U.S. Cellular applies the incremental borrowing rates to lease components using a portfolio approach based upon the length of the lease term. The cost of nonlease components in U.S. Cellular’s lease portfolio (e.g., utilities and common area maintenance) are not typically predetermined at lease commencement and are expensed as incurred at their relative standalone price.
Variable lease expense occurs when, subsequent to the lease commencement, lease payments are made that were not originally included in the lease liability calculation. U.S. Cellular’s variable lease payments are primarily a result of leases with escalations that are tied to an index. The incremental changes due to the index changes are recorded as variable lease expense and are not included in the ROU assets or lease liabilities.
The identified lease term determines the periods to which expense is allocated and also has a significant impact on the ROU asset and lease liability calculations. Many of U.S. Cellular’s leases include renewal and early termination options. At lease commencement, the lease terms include options to extend the lease when U.S. Cellular is reasonably certain that it will exercise the options. The lease terms do not include early termination options unless U.S. Cellular is reasonably certain to exercise the options. Certain asset classes have similar lease characteristics; therefore, U.S. Cellular has applied the portfolio approach for lease term recognition for its tower space, retail, and certain ground lease asset classes.
The following table shows the components of lease cost included in the Consolidated Statement of Operations:

Year Ended December 31, 2019
(Dollars in millions)
Operating lease cost	$163
Financing lease cost:
Amortization of ROU assets	1
Variable lease cost	7
Total lease cost	$171

The following table shows supplemental cash flow information related to lease activities:

Year Ended December 31, 2019
(Dollars in millions)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$156
Operating cash flows from finance leases	1
ROU assets obtained in exchange for lease obligations:
Operating leases	$125

The following table shows the classification of U.S. Cellular’s finance leases in its Consolidated Balance Sheet:

December 31, 2019
(Dollars in millions)
Finance Leases
Property, plant and equipment	$7
Less: Accumulated depreciation and amortization	4
Property, plant and equipment, net	$3
Current portion of long-term debt	1
Long-term debt, net	$3
Total finance lease liabilities	$4

The table below shows a weighted-average analysis for lease terms and discount rates for all leases:

December 31, 2019
Weighted Average Remaining Lease Term
Operating leases	13 years
Finance leases	25 years

Weighted Average Discount Rate
Operating leases	4.4
Finance leases	7.0

The maturities of lease liabilities are as follows:

	Operating Leases	Finance Leases
(Dollars in millions)
2020	$144	$1
2021	145	—
2022	129	—
2023	112	1
2024	95	1
Thereafter	712	11
Total lease payments[1]	$1,337	$14
Less: Imputed interest	367	10
Present value of lease liabilities	$970	$4

[1]	Lease payments exclude $27 million of legally binding lease payments for leases signed but not yet commenced.
Lessor Agreements
U.S. Cellular's most significant lessor leases are for tower space. All of U.S. Cellular’s lessor leases are classified as operating leases. A lease is generally present in a contract if the lessee controls the use of identified property, plant, or equipment for a period of time in exchange for consideration. U.S. Cellular’s lessor agreements with lease and nonlease components are generally accounted for separately.
The identified lease term determines the periods to which revenue is allocated over the term of the lease. Many of U.S. Cellular’s leases include renewal and early termination options. At lease commencement, lease terms include options to extend the lease when U.S. Cellular is reasonably certain that lessees will exercise the options. Lease terms would not include periods after the date of a termination option that lessees are reasonably certain to exercise.
Variable lease income occurs when, subsequent to the lease commencement, lease payments are received that were not originally included in the lease receivable calculation. U.S. Cellular’s variable lease income is primarily a result of leases with escalations that are tied to an index. The incremental increases due to the index changes are recorded as variable lease income.

The following table shows the components of lease income which are included in Service revenues in the Consolidated Statement of Operations:

Year Ended December 31, 2019
(Dollars in millions)
Operating lease income[1]	$74

[1]
During the third quarter of 2019, U.S. Cellular recorded an out-of-period adjustment attributable to 2009 through the second quarter of 2019 due to errors in the timing of recognition of revenue for certain tower leases. This out-of-period adjustment had the impact of increasing operating lease income by $5 million for the year ended December 31, 2019. U.S. Cellular determined that this adjustment was not material to any of the periods impacted.

The maturities of expected lease payments to be received are as follows:

Operating Leases
(Dollars in millions)
2020	$60
2021	55
2022	42
2023	30
2024	15
Thereafter	3
Total future lease maturities	$205

Disclosures under ASC 840
As of December 31, 2018, future minimum rental payments required under operating leases and rental receipts expected under operating leases that had noncancellable lease terms in excess of one year were as follows:

	Operating Leases Future Minimum Rental Payments	Operating Leases Future Minimum Rental Receipts
(Dollars in millions)
2019	$154	58
2020	143	47
2021	128	34
2022	112	22
2023	97	10
Thereafter	769	3
Total	$1,403	174

Rent expense totaled $173 million and $166 million in 2018 and 2017, respectively.

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
In 2019 and 2018, U.S. Cellular performed a review of the assumptions and estimated costs related to its asset retirement obligations. The results of the reviews (identified as Revisions in estimated cash outflows) and other changes in asset retirement obligations during 2019 and 2018, were as follows:

	2019	2018
(Dollars in millions)
Balance at beginning of year	$203	$183
Additional liabilities accrued	2	2
Revisions in estimated cash outflows	2	8
Disposition of assets	(1)	(1)
Accretion expense	14	12
Transferred to Liabilities held for sale	—	(1)
Balance at end of year	$220	$203

Note 12 Debt
Revolving Credit Agreement
At December 31, 2019, U.S. Cellular had a revolving credit agreement available for general corporate purposes including spectrum purchases and capital expenditures. Amounts under the revolving credit agreement may be borrowed, repaid and reborrowed from time to time until maturity in May 2023. As of December 31, 2019, there were no outstanding borrowings under the revolving credit agreement, except for letters of credit. Interest expense representing commitment fees on the unused portion of the revolving line of credit was $1 million in each of 2019, 2018 and 2017. The commitment fees are based on the unsecured senior debt ratings assigned to U.S. Cellular by certain ratings agencies.
The following table summarizes the revolving credit agreement as of December 31, 2019:

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
In connection with U.S. Cellular’s revolving credit agreement, TDS and U.S. Cellular entered into a subordination agreement dated May 10, 2018, together with the administrative agent for the lenders under U.S. Cellular’s revolving credit agreement. Pursuant to this subordination agreement, (a) any consolidated funded indebtedness from U.S. Cellular to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from U.S. Cellular to TDS (other than “refinancing indebtedness” as defined in the subordination agreement) in excess of $105 million and (ii) refinancing indebtedness in excess of $250 million will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under U.S. Cellular’s revolving credit agreement. As of December 31, 2019, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the revolving credit agreement pursuant to the subordination agreement.
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

Certain U.S. Cellular wholly-owned subsidiaries have jointly and severally unconditionally guaranteed the payment and performance of the obligations of U.S. Cellular under the revolving credit agreement pursuant to a guaranty dated May 10, 2018. Other subsidiaries that meet certain criteria will be required to provide a similar guaranty in the future. U.S. Cellular believes it was in compliance with all of the financial and other covenants and requirements set forth in its revolving credit agreement as of December 31, 2019.
Term Loan
In July 2015, U.S. Cellular borrowed $225 million on a senior term loan credit agreement in two separate draws. This agreement was entered into for general corporate purposes, including working capital, spectrum purchases and capital expenditures. This agreement was entered into in January 2015, amended and restated in June 2016, and further amended in May 2018 and March 2019. The interest rate on outstanding borrowings is reset at one, three or six month intervals at a rate of LIBOR plus 175 basis points. This credit agreement provides for the draws to be continued on a long-term basis under terms that are readily determinable. In October 2019, U.S. Cellular made a $100 million principal prepayment on the senior term loan. The remaining unpaid balance will be due and payable in January 2022. The senior term loan credit agreement contains financial covenants and subsidiary guarantees that are consistent with the revolving credit agreements described above. U.S. Cellular believes that it was in compliance with all of the financial and other covenants and requirements set forth in its term loan credit agreement as of December 31, 2019.
In connection with U.S. Cellular’s term loan credit agreement, TDS and U.S. Cellular entered into a subordination agreement in June 2016 together with the administrative agent for the lenders under U.S. Cellular’s term loan credit agreement, which is substantially the same as the subordination agreement for U.S. Cellular as described above under the “Revolving Credit Agreement.” As of December 31, 2019, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the term loan agreement pursuant to this subordination agreement.
Receivables Securitization Agreement
In December 2017, U.S. Cellular, through its subsidiaries, entered into a $200 million credit agreement to permit securitized borrowings using its equipment installment receivables for general corporate purposes, including acquisitions, spectrum purchases and capital expenditures. In connection with the receivables securitization agreement, U.S. Cellular formed a wholly-owned subsidiary, USCC Master Note Trust (Trust), which qualifies as a bankruptcy remote entity. Under the terms of the agreement, U.S. Cellular, through its subsidiaries, transfers eligible equipment installment receivables to the Trust. The Trust then utilizes the transferred assets as collateral for notes payables issued to third party financial institutions. Since U.S. Cellular retains effective control of the transferred assets in the Trust, any activity associated with this receivables securitization agreement will be treated as a secured borrowing. Therefore, U.S. Cellular will continue to report equipment installment receivables and any related balances on the Consolidated Balance Sheet. Cash received from borrowings under the receivables securitization agreement will be reported as Debt. Refer to Note 14 — Variable Interest Entities for additional information.
U.S. Cellular entered into a performance guaranty whereby U.S. Cellular guarantees the performance of certain wholly-owned subsidiaries of U.S. Cellular under the receivables securitization agreement. Amounts under the receivables securitization agreement may be borrowed, repaid and reborrowed from time to time until maturity in December 2021, which may be extended from time to time as specified therein. As of December 31, 2019, there were no outstanding borrowings under the receivables securitization agreement, and the entire unused capacity of $200 million was available, subject to sufficient collateral to satisfy the asset borrowing base provisions of the agreement. Interest expense representing commitment fees on the unused portion of the agreement was $1 million, $1 million and zero for the years 2019, 2018 and 2017, respectively.
The continued availability of the receivables securitization agreement requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and provide representations on certain matters at the time of each borrowing. The covenants include the same financial covenants for U.S. Cellular as described above under the “Revolving Credit Agreement.” U.S. Cellular believes that it was in compliance as of December 31, 2019, with all of the financial covenants and requirements set forth in its receivables securitization agreement.

Other Long-Term Debt
Long-term debt as of December 31, 2019 and 2018, was as follows:

				December 31, 2019			December 31, 2018
	Issuance date	Maturity date	Call date (any time on or after)	Principal Amount	Less Unamortized discounts and debt issuance costs	Total	Principal Amount	Less Unamortized discount and debt issuance costs	Total
(Dollars in millions)
Unsecured Senior Notes
6.700%	Dec 2003 and June 2004	Dec 2033	Dec 2003 and June 2004	$544	$13	$531	$544	$14	$530
6.950%	May 2011	May 2060	May 2016	342	11	331	342	11	331
7.250%	Dec 2014	Dec 2063	Dec 2019	275	10	265	275	10	265
7.250%	Nov 2015	Dec 2064	Dec 2020	300	10	290	300	10	290
Term Loan	Jul 2015	Jan 2022		83	1	82	191	1	190
Finance lease obligations				4	—	4	5	—	5
Installment payment agreement				7	—	7	14	1	13
Total long-term debt				$1,555	$45	$1,510	$1,671	$47	$1,624
Long-term debt, current						$8			$19
Long-term debt, noncurrent						$1,502			$1,605

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
Interest on the Senior Notes outstanding at December 31, 2019, is payable quarterly, with the exception of the 6.7% Senior Notes for which interest is payable semi-annually.
The annual requirements for principal payments on long-term debt are approximately $8 million, less than $1 million, $83 million, less than $1 million and less than $1 million for the years 2020 through 2024, respectively.
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

Note 13 Commitments and Contingencies
Purchase Obligations
U.S. Cellular has obligations payable under non-cancellable contracts, commitments for device purchases, network facilities and transport services, agreements for software licensing, long-term marketing programs, as well as certain agreements to purchase goods or services. For certain contracts, U.S. Cellular calculates its obligation based on termination fees that can be paid to exit the contract. Future minimum payments required under these commitments as of December 31, 2019 are as follows:

Purchase Obligations
(Dollars in millions)
2020	$924
2021	436
2022	748
2023	61
2024	39
Thereafter	36
Total	$2,244

Subsequent to December 31, 2019, U.S. Cellular committed to purchase assets in the amount of $146 million, subject to regulatory approval. This amount is not included in the 2020 purchase obligations above, which are stated as of December 31, 2019.
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
Legal Proceedings
U.S. Cellular is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. If U.S. Cellular believes that a loss arising from such legal proceedings is probable and can be reasonably estimated, an amount is accrued in the financial statements for the estimated loss. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements. U.S. Cellular has recorded no accrual with respect to legal proceedings and unasserted claims as of December 31, 2019 and 2018, respectively.
In April 2018, the United States Department of Justice (DOJ) notified U.S. Cellular and its parent, TDS, that it was conducting inquiries of U.S. Cellular and TDS under the federal False Claims Act relating to U.S. Cellular’s participation in wireless spectrum license auctions 58, 66, 73 and 97 conducted by the FCC. U.S. Cellular is/was a limited partner in several limited partnerships which qualified for the 25% bid credit in each auction. The investigation arose from civil actions under the Federal False Claims Act brought by private parties in the U.S. District Court for the Western District of Oklahoma. In November and December 2019, following the DOJ’s investigation, the DOJ informed TDS and U.S. Cellular that it would not intervene in the above referenced actions. In addition, on December 5, 2019, the District Court unsealed the complaints. The private party plaintiffs have advised TDS and U.S. Cellular of their intent to pursue the matter and intent to serve the complaint on TDS and U.S. Cellular within the required 90 days of the Court’s unsealing of the complaint. U.S. Cellular believes that its arrangements with the limited partnerships and the limited partnerships’ participation in the FCC auctions complied with applicable law and FCC rules. At this time, U.S. Cellular cannot predict the outcome of any proceeding.

Note 14 Variable Interest Entities
Consolidated VIEs
U.S. Cellular consolidates VIEs in which it has a controlling financial interest as defined by GAAP and is therefore deemed the primary beneficiary. A controlling financial interest will have both of the following characteristics: (a) the power to direct the VIE activities that most significantly impact economic performance; and (b) the obligation to absorb the VIE losses and the right to receive benefits that are significant to the VIE. U.S. Cellular reviews these criteria initially at the time it enters into agreements and subsequently when events warranting reconsideration occur. These VIEs have risks similar to those described in the “Risk Factors” in U.S. Cellular’s Form 10-K for the year ended December 31, 2019.
During 2017, U.S. Cellular formed USCC EIP LLC (Seller/Sub-Servicer), USCC Receivables Funding LLC (Transferor) and the Trust, collectively the special purpose entities (SPEs), to facilitate a securitized borrowing using its equipment installment plan receivables. Under a Receivables Sale Agreement, U.S. Cellular wholly-owned, majority-owned and unconsolidated entities, collectively referred to as “affiliated entities”, transfer device equipment installment plan contracts to the Seller/Sub-Servicer. The Seller/Sub-Servicer aggregates device equipment installment plan contracts, and performs servicing, collection and all other administrative activities related to accounting for the equipment installment plan contracts. The Seller/Sub-Servicer sells the eligible equipment installment plan receivables to the Transferor, a bankruptcy remote entity, which subsequently sells the receivables to the Trust. The Trust, which is bankruptcy remote and isolated from the creditors of U.S. Cellular, will be responsible for issuing asset-backed variable funding notes (Notes), which are collateralized by the equipment installment plan receivables owned by the Trust. Given that U.S. Cellular has the power to direct the activities of these SPEs, and that these SPEs lack sufficient equity to finance their activities, U.S. Cellular is deemed to have a controlling financial interest in the SPEs and, therefore, consolidates them. All transactions with third parties (e.g., issuance of the asset-backed variable funding notes) will be accounted for as a secured borrowing due to the pledging of equipment installment plan contracts as collateral, significant continuing involvement in the transferred assets, subordinated interests of the cash flows, and continued evidence of control of the receivables. Refer to Note 12 — Debt, Receivables Securitization Agreement for additional details regarding the securitization agreement for which these entities were established.
The following VIEs were formed to participate in FCC auctions of wireless spectrum licenses and to fund, establish, and provide wireless service with respect to any FCC wireless spectrum licenses won in the auctions:

▪	Advantage Spectrum, L.P. (Advantage Spectrum) and Sunshine Spectrum, Inc., the general partner of Advantage Spectrum; and

▪	King Street Wireless, L.P. (King Street Wireless) and King Street Wireless, Inc., the general partner of King Street Wireless.
These particular VIEs are collectively referred to as designated entities. The power to direct the activities that most significantly impact the economic performance of these VIEs is shared. Specifically, the general partner of these VIEs has the exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships. The general partner of each partnership needs the consent of the limited partner, an indirect U.S. Cellular subsidiary, to sell or lease certain wireless spectrum licenses, to make certain large expenditures, admit other partners or liquidate the limited partnerships. Although the power to direct the activities of these VIEs is shared, U.S. Cellular has the most significant level of exposure to the variability associated with the economic performance of the VIEs, indicating that U.S. Cellular is the primary beneficiary of the VIEs. Therefore, in accordance with GAAP, these VIEs are consolidated.
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

December 31,	2019	2018
(Dollars in millions)
Assets
Cash and cash equivalents	$19	$9
Short-term investments	—	17
Accounts receivable	639	611
Inventory, net	6	5
Other current assets	7	6
Assets held for sale	—	4
Licenses	649	652
Property, plant and equipment, net	104	94
Operating lease right-of-use assets	44	—
Other assets and deferred charges	346	349
Total assets	$1,814	$1,747
Liabilities
Current liabilities	$32	$34
Liabilities held for sale	—	1
Long-term operating lease liabilities	41	—
Other deferred liabilities and credits	14	16
Total liabilities	$87	$51

Unconsolidated VIEs
U.S. Cellular manages the operations of and holds a variable interest in certain other limited partnerships, but is not the primary beneficiary of these entities and, therefore, does not consolidate them under the variable interest model.
U.S. Cellular’s total investment in these unconsolidated entities was $5 million and $4 million at December 31, 2019 and 2018, respectively, and is included in Investments in unconsolidated entities in U.S. Cellular’s Consolidated Balance Sheet. The maximum exposure from unconsolidated VIEs is limited to the investment held by U.S. Cellular in those entities.
Other Related Matters
U.S. Cellular made contributions, loans and/or advances to its VIEs totaling $255 million, $152 million and $821 million during 2019, 2018 and 2017, respectively; of which $214 million in 2019, $116 million in 2018 and $790 million in 2017 are related to USCC EIP LLC as discussed above. U.S. Cellular may agree to make additional capital contributions and/or advances to these or other VIEs and/or to their general partners to provide additional funding for operations or the development of wireless spectrum licenses granted in various auctions. U.S. Cellular may finance such amounts with a combination of cash on hand, borrowings under its revolving credit agreement and/or other long-term debt. There is no assurance that U.S. Cellular will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.
The limited partnership agreements of Advantage Spectrum and King Street Wireless also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnership. The general partner’s put options related to its interests in King Street Wireless became exercisable in 2019. The general partner’s put options related to its interest in Advantage Spectrum will become exercisable in 2021 and 2022. The greater of the carrying value of the general partner's investment or the value of the put option, net of any borrowings due to U.S. Cellular is recorded as Noncontrolling interests with redemption features in U.S. Cellular’s Consolidated Balance Sheet. Also in accordance with GAAP, minority share of income or changes in the redemption value of the put options, net of interest accrued on the loans, are recorded as a component of Net income attributable to noncontrolling interests, net of tax, in U.S. Cellular’s Consolidated Statement of Operations.
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

Note 15 Noncontrolling Interests
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
The estimated aggregate amount that would be due and payable to settle all of these noncontrolling interests, assuming an orderly liquidation of the finite-lived consolidated partnerships on December 31, 2019, net of estimated liquidation costs, is $36 million. This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet. The estimate of settlement value was based on certain factors and assumptions which are subjective in nature. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount. The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships at December 31, 2019, was $15 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders’ share of the underlying net assets in the consolidated partnerships. Neither the noncontrolling interest holders’ share, nor U.S. Cellular’s share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements.
Note 16 Common Shareholders’ Equity
Series A Common Shares
Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2019, a majority of U.S. Cellular’s outstanding Common Shares and all of U.S. Cellular’s outstanding Series A Common Shares were held by TDS.
Common Share Repurchase Program
In November 2009, U.S. Cellular announced by Form 8-K that the Board of Directors of U.S. Cellular authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. In December 2016, the U.S. Cellular Board amended this authorization to provide that, beginning on January 1, 2017, the authorized repurchase amount with respect to a particular year will be any amount from zero to 1,300,000 Common Shares, as determined by the Pricing Committee of the Board of Directors, and that if the Pricing Committee did not specify an amount for any year, such amount would be zero for such year. The Pricing Committee has not specified any increase in the authorization since that time. The Pricing Committee also was authorized to decrease the cumulative amount of the authorization at any time, but has not taken any action to do so at this time. As of December 31, 2019, the total cumulative amount of Common Shares authorized to be purchased is 5,311,000. The authorization provides that share repurchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions. This authorization does not have an expiration date.
Pursuant to stock-based compensation plans, U.S. Cellular reissued the following Treasury Shares:

Year Ended December 31,	2019	2018	2017
Treasury Shares Reissued	432,000	1,181,000	325,000

Tax-Deferred Savings Plan
At December 31, 2019, U.S. Cellular has reserved 67,000 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit‑sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a U.S. Cellular Common Share fund, a TDS Common Share fund or certain unaffiliated funds.

Note 17 Stock-Based Compensation
U.S. Cellular has established the following stock‑based compensation plans: Long-Term Incentive Plans and a Non-Employee Director compensation plan.
Under the U.S. Cellular Long-Term Incentive Plans, U.S. Cellular may grant fixed and performance based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2019, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, performance share awards and deferred compensation stock unit awards.
Under the Non-Employee Director compensation plan, U.S. Cellular may grant Common Shares to members of the Board of Directors who are not employees of U.S. Cellular or TDS.
At December 31, 2019, U.S. Cellular had reserved 12,867,000 Common Shares for equity awards granted and to be granted under the Long-Term Incentive Plans and 123,000 Common Shares for issuance under the Non-Employee Director compensation plan.
U.S. Cellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.
Long-Term Incentive Plans – Stock Options
Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over a period of three years from the date of grant. Stock options outstanding at December 31, 2019, expire between 2020 and 2026. However, vested stock options typically expire 30 days after the effective date of an employee’s termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of options equals the market value of U.S. Cellular Common Shares on the date of grant.
U.S. Cellular did not grant stock option awards in 2019, 2018 or 2017.

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during 2019 is presented in the table below:

Common Share Options	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2018	806,000	$43.10
(420,000 exercisable)		$42.39
Exercised	(339,000)	$44.27
Expired	(7,000)	$45.87
Outstanding at December 31, 2019	460,000	$42.20	$—	4.9
(460,000 exercisable)		$42.20	$—	4.9

The aggregate intrinsic value of U.S. Cellular stock options exercised in 2019, 2018 and 2017 was $3 million, $19 million and $1 million, respectively. The aggregate intrinsic value at December 31, 2019, presented in the table above represents the total pre-tax intrinsic value (the difference between U.S. Cellular’s closing stock price and the exercise price multiplied by the number of in-the-money options) that would have been received by option holders had all options been exercised on December 31, 2019.
Long-Term Incentive Plans – Restricted Stock Units
Restricted stock unit awards granted to key employees generally vest after three years. The restricted stock unit awards currently outstanding were granted in 2017, 2018 and 2019 and will vest in 2020, 2021 and 2022, respectively.
U.S. Cellular estimates the fair value of restricted stock units based on the closing market price of U.S. Cellular shares on the date of grant. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2019, and changes during the year then ended is presented in the table below:

Common Restricted Stock Units	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2018	1,569,000	$39.74
Granted	478,000	$46.81
Vested	(525,000)	$42.99
Forfeited	(61,000)	$39.38
Nonvested at December 31, 2019	1,461,000	$40.90

The total fair value of restricted stock units that vested during 2019, 2018 and 2017 was $25 million, $16 million and $11 million, respectively. The weighted average grant date fair value per share of the restricted stock units granted in 2019, 2018 and 2017 was $46.81, $38.19 and $38.04, respectively.
Long-Term Incentive Plans – Performance Share Units
Beginning in 2017, U.S. Cellular granted performance share units to key employees. The performance share units vest after three years. Each recipient may be entitled to shares of U.S. Cellular common stock equal to 50% to 200% of a communicated target award depending on the achievement of predetermined performance-based operating targets over the performance period, which is a one-year period beginning on January 1 in the year of grant to December 31 in the year of grant. The remaining time through the end of the vesting period is considered the “time-based period”. Performance-based operating targets include Simple Free Cash Flow, Consolidated Total Operating Revenues and Postpaid Handset Voluntary Defections. Subject to vesting during the time-based period, the performance share unit award agreement provides that in no event shall the award be less than 50% of the target opportunity as of the grant date. The performance share units currently outstanding were granted in 2017, 2018 and 2019 and will vest in 2020, 2021 and 2022, respectively.
U.S. Cellular estimates the fair value of performance share units using U.S. Cellular’s closing stock price on the date of grant. An estimate of the number of performance share units expected to vest based upon achieving the performance-based operating targets is made and the aggregate fair value is expensed on a straight-line basis over the requisite service period. Each reporting period, during the performance period, the estimate of the number of performance share units expected to vest is reviewed and stock compensation expense is adjusted as appropriate to reflect the revised estimate of the aggregate fair value of the performance share units expected to vest.
A summary of U.S. Cellular’s nonvested performance share units and changes during 2019 is presented in the table below:

Common Performance Share Units	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2018	768,000	$37.78
Granted	323,000	$46.43
Vested	(5,000)	$37.92
Change in units based on approved performance factors	188,000	$38.81
Forfeited	(29,000)	$38.55
Nonvested at December 31, 2019	1,245,000	$40.16

The total fair value of performance share units vested during 2019 was less than $1 million. No performance share units vested during 2018 or 2017. The weighted average grant date fair value per share of the performance share units granted in 2019, 2018 and 2017 was $46.43, $38.81 and $36.92, respectively.
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
The total fair value of deferred compensation stock units that vested during 2019, 2018 and 2017 was less than $1 million in each respective year. The weighted average grant date fair value per share of the deferred compensation stock units granted in 2018 and 2017 was $40.72 and $36.02, respectively. There were no deferred compensation stock units granted during 2019. As of December 31, 2019, there were 34,000 vested but unissued deferred compensation stock units valued at $1 million.

Compensation of Non-Employee Directors
U.S. Cellular issued 13,000, 18,000 and 15,000 Common Shares in 2019, 2018 and 2017, respectively, under its Non-Employee Director compensation plan.
Stock‑Based Compensation Expense
The following table summarizes stock‑based compensation expense recognized during 2019, 2018 and 2017:

Year Ended December 31,	2019	2018	2017
(Dollars in millions)
Stock option awards	$—	$2	$6
Restricted stock unit awards	22	21	19
Performance share unit awards	18	13	4
Awards under Non-Employee Director compensation plan	1	1	1
Total stock-based compensation expense, before income taxes	41	37	30
Income tax benefit	(10)	(9)	(11)
Total stock-based compensation expense, net of income taxes	$31	$28	$19

The following table provides a summary of the classification of stock-based compensation expense included in the Consolidated Statement of Operations for the years ended:

December 31,	2019	2018	2017
(Dollars in millions)
Selling, general and administrative expense	$36	$33	$27
System operations expense	5	4	3
Total stock-based compensation expense	$41	$37	$30

At December 31, 2019, unrecognized compensation cost for all U.S. Cellular stock‑based compensation awards was $29 million and is expected to be recognized over a weighted average period of 1.8 years.
U.S. Cellular’s tax benefits realized from the exercise of stock options and the vesting of other awards totaled $7 million in 2019.
Note 18 Supplemental Cash Flow Disclosures
Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2019	2018	2017
(Dollars in millions)
Interest paid	$107	$113	$111
Income taxes paid, net of refunds received	78	90	55

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

Year Ended December 31,	2019	2018	2017
(Dollars in millions)
Common Shares withheld	452,000	1,550,000	145,000

Aggregate value of Common Shares withheld	$23	$73	$6

Cash receipts upon exercise of stock options	1	29	5
Cash disbursements for payment of taxes	(10)	(11)	(4)
Net cash receipts (disbursements) from exercise of stock options and vesting of other stock awards	$(9)	$18	$1

Note 19 Certain Relationships and Related Transactions
The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; and Stephen P. Fitzell, the General Counsel and/or an Assistant Secretary of TDS and U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $7 million, $5 million and $7 million in 2019, 2018 and 2017, respectively.
U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS. These billings are included in U.S. Cellular's Selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS and certain of its subsidiaries to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in its financial statements. Billings to U.S. Cellular from TDS totaled $82 million, $86 million and $85 million in 2019, 2018 and 2017, respectively.
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

/s/ Kenneth R. Meyers	/s/ Douglas W. Chambers
Kenneth R. Meyers	Douglas W. Chambers
President and Chief Executive Officer	Senior Vice President, Chief Financial Officer and Treasurer
(principal executive officer)	(principal financial officer)

/s/ Anita J. Kroll	/s/ Jeffrey S. Hoersch
Anita J. Kroll	Jeffrey S. Hoersch
Chief Accounting Officer	Vice President and Controller
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
Under the supervision and with the participation of U.S. Cellular’s management, including its principal executive officer and principal financial officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2019, based on the criteria established in the 2013 version of Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that U.S. Cellular maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 version of Internal Control — Integrated Framework issued by the COSO.
The effectiveness of U.S. Cellular’s internal control over financial reporting as of December 31, 2019, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm’s report included herein.

/s/ Kenneth R. Meyers	/s/ Douglas W. Chambers
Kenneth R. Meyers	Douglas W. Chambers
President and Chief Executive Officer	Senior Vice President, Chief Financial Officer and Treasurer
(principal executive officer)	(principal financial officer)

/s/ Anita J. Kroll	/s/ Jeffrey S. Hoersch
Anita J. Kroll	Jeffrey S. Hoersch
Chief Accounting Officer	Vice President and Controller
(principal accounting officer)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of United States Cellular Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheet of United States Cellular Corporation and its subsidiaries (“the Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% equity investment of the Company, which is reflected in the consolidated financial statements of the Company as an equity method investment of $265,200,000 and $262,100,000 as of December 31, 2019 and 2018, respectively, and income from equity investments of $77,800,000, $76,900,000 and $66,200,000 for each of the three years in the period ended December 31, 2019.  The financial statements of Los Angeles SMSA Limited Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors.
Changes in Accounting Principles
As discussed in Notes 10 and 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for revenue from contracts with customers in 2018.
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Intangible Asset Impairment Assessment - U.S. Cellular Licenses
As described in Notes 1 and 7 to the consolidated financial statements, the Company’s consolidated licenses balance was $2,471 million as of December 31, 2019. Management performs its annual impairment assessment of licenses as of November 1 of each year or more frequently if there are events or circumstances that cause management to believe it is more likely than not that the carrying value of licenses exceeds fair value. For purposes of its impairment testing of licenses, management separated its FCC licenses into eight units of accounting, which consisted of one unit of accounting for developed operating market wireless spectrum licenses (built wireless spectrum licenses) and seven geographic non-operating market wireless spectrum licenses (unbuilt wireless spectrum licenses). As disclosed by management, a market approach was used to estimate the fair value of each pool of wireless spectrum licenses. The key assumption utilized in estimating the fair value of each pool of wireless spectrum licenses was the pricing multiples, which are units of value expressed in relation to the bandwidth and population covered by a wireless spectrum license.
The principal considerations for our determination that performing procedures relating to the intangible asset impairment assessment for the U.S. Cellular licenses is a critical audit matter are there was significant judgment by management when developing the estimate of fair value for each pool of licenses. This in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating audit evidence related to management’s significant assumption relating to the pricing multiples for the wireless spectrum license portfolio used in the fair value estimate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s annual intangible asset impairment assessment, including controls over the valuation of the Company’s pool of licenses. These procedures also included, among others, testing management’s process for developing the fair value estimate, evaluating the appropriateness of the market approach, testing the completeness, accuracy, and relevance of underlying data used in the market approach and evaluating the significant assumption used by management relating to the pricing multiples for the wireless spectrum license portfolio. Evaluating management’s assumption related to the pricing multiples involved evaluating whether the assumption used by management was reasonable by considering (i) the current and past performance of each pool of licenses, (ii) consistency with external market and industry data, and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s market approach.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 25, 2020

We have served as the Company’s auditor since 2002.

United States Cellular Corporation
Selected Consolidated Financial Data

Year Ended or at December 31,	2019[1]	2018[2]	2017	2016	2015
(Dollars and shares in millions, except per share amounts)
Statement of Operations data
Service revenues	$3,035	$2,978	$2,978	$3,081	$3,384
Equipment sales	987	989	912	909	647
Operating revenues	4,022	3,967	3,890	3,990	4,031
Loss on impairment of goodwill	—	—	370	—	—
(Gain) loss on sale of business and other exit costs, net	(1)	—	(1)	—	(114)
(Gain) loss on license sales and exchanges, net	—	(18)	(22)	(19)	(147)
Operating income (loss)	112	158	(304)	48	347
Equity in earnings of unconsolidated entities	166	159	137	140	140
Income (loss) before income taxes	185	215	(272)	82	404
Income tax expense (benefit)	52	51	(287)	33	157
Net income	133	164	15	49	247
Net income attributable to noncontrolling interests, net of tax	6	14	3	1	6
Net income attributable to U.S. Cellular shareholders	$127	$150	$12	$48	$241
Basic earnings per share attributable to U.S. Cellular shareholders	$1.47	$1.75	$0.14	$0.56	$2.86
Diluted earnings per share attributable to U.S. Cellular shareholders	$1.44	$1.72	$0.14	$0.56	$2.84

Balance Sheet data
Total assets	$8,164	$7,274	$6,841	$7,110	$7,060
Net long-term debt, excluding current portion	1,502	1,605	1,622	1,618	1,629
Total U.S. Cellular shareholders' equity	$4,197	$4,057	$3,677	$3,634	$3,561

[1]
As of January 1, 2019, U.S. Cellular adopted ASU 842 using a modified retrospective method. Under this method, the new accounting standard is applied only to the most recent period presented. As a result, the period after this adoption date includes the impacts of ASU 842, but prior periods remain as previously reported. See Note 10 — Leases for additional information.

[2]
As of January 1, 2018, U.S. Cellular adopted the new revenue recognition accounting standard, ASC 606, using a modified retrospective approach. Under this method, the new accounting standard is applied only to the most recent period presented. As a result, periods after this adoption date include the impacts of ASC 606, but prior periods remain as previously reported.

United States Cellular Corporation
Consolidated Quarterly Information (Unaudited)

	Quarter Ended
2019	March 31	June 30	September 30	December 31
(Dollars in millions, except per share amounts)
Operating revenues	$966	$973	$1,031	$1,052
(Gain) loss on asset disposals, net	2	5	5	6
(Gain) loss on sale of business and other exit costs, net	(2)	—	—	—
(Gain) loss on license sales and exchanges, net	(2)	—	2	—
Operating income (loss)	64	30	20	(3)
Income tax expense (benefit)	27	14	15	(3)
Net income	58	32	24	18
Net income attributable to U.S. Cellular shareholders	$54	$31	$23	$18
Basic earnings per share attributable to U.S. Cellular shareholders	$0.63	$0.36	$0.27	$0.21
Diluted earnings per share attributable to U.S. Cellular shareholders	$0.62	$0.35	$0.27	$0.20

	Quarter Ended
2018	March 31	June 30	September 30	December 31
(Dollars in millions, except per share amounts)
Operating revenues	$942	$974	$1,001	$1,051
(Gain) loss on asset disposals, net	1	1	3	5
(Gain) loss on license sales and exchanges, net	(7)	(11)	—	—
Operating income	65	56	34	3
Income tax expense (benefit)	22	18	14	(4)
Net income	55	52	37	21
Net income attributable to U.S. Cellular shareholders	$45	$49	$36	$21
Basic earnings per share attributable to U.S. Cellular shareholders	$0.52	$0.57	$0.42	$0.24
Diluted earnings per share attributable to U.S. Cellular shareholders	$0.52	$0.56	$0.41	$0.23
Due to rounding, the sum of quarterly results may not equal the total for the year.

United States Cellular Corporation
Shareholder Information

Stock and Dividend Information
U.S. Cellular's Common Shares are listed on the New York Stock Exchange under the symbol "USM." As of January 31, 2020, the last trading day of the month, U.S. Cellular's Common Shares were held by 228 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.
U.S. Cellular has not paid any cash dividends in recent periods and currently intends to retain all earnings for use in U.S. Cellular’s business.
Stock Performance Graph
The following chart provides a comparison of U.S. Cellular’s cumulative total return to shareholders during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index.
Note: Cumulative total return assumes reinvestment of dividends.

	2014	2015	2016	2017	2018	2019
U.S. Cellular (NYSE: USM)	$100	$102.46	$109.77	$94.48	$130.48	$90.96
S&P 500 Index	100	101.38	113.51	138.29	132.23	173.86
Dow Jones U.S. Telecommunications Index	100	103.52	128.32	127.96	119.35	152.63
The comparison above assumes $100.00 invested at the close of trading on the last trading day preceding the first day of 2014, in U.S. Cellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

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
General inquiries by investors, securities analysts and other members of the investment community should be directed to:
Jane W. McCahon, Senior Vice President — Corporate Relations and Corporate Secretary
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5379
jane.mccahon@tdsinc.com
Directors and executive officers
See “Election of Directors” and “Executive Officers” sections of the Proxy Statement issued in 2020 for the 2020 Annual Meeting.
Principal counsel
Sidley Austin LLP, Chicago, Illinois
Transfer agent
Computershare Trust Company, N.A.
462 South 4th Street, Suite 1600
Louisville, KY 40202
312.360.5326

Independent registered public accounting firm
PricewaterhouseCoopers LLP
Visit U.S. Cellular's website at www.uscellular.com