Form 10-K, Exhibit 13
period 2020-12-31
UNITED STATES CELLULAR CORP
filed 2021-02-18
CIK 821130

United States Cellular Corporation
Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Executive Overview
The following Management’s Discussion and Analysis (MD&A) should be read in conjunction with the audited consolidated financial statements and notes of United States Cellular Corporation (UScellular) for the year ended December 31, 2020, and with the description of UScellular’s business included herein. Certain numbers included herein are rounded to millions for ease of presentation; however, certain calculated amounts and percentages are determined using the unrounded numbers.
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
UScellular uses certain “non-GAAP financial measures” and each such measure is identified in the MD&A. A discussion of the reason UScellular determines these metrics to be useful and reconciliations of these measures to their most directly comparable measures determined in accordance with accounting principles generally accepted in the United States of America (GAAP) are included in the Supplemental Information Relating to Non-GAAP Financial Measures section within the MD&A of this Form 10-K Report.
The following MD&A omits discussion of 2019 compared to 2018. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in UScellular's Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 25, 2020, for that discussion.

General
UScellular owns, operates, and invests in wireless markets throughout the United States. UScellular is an 82%-owned subsidiary of Telephone and Data Systems, Inc. (TDS).

OPERATIONS

UScellular headquarters, Chicago, IL
UScellular operations

▪Serves customers with 5.0 million connections including 4.4 million postpaid, 0.5 million prepaid and 0.1 million reseller and other connections
▪Operates in 21 states
▪Employs approximately 5,300 associates
▪4,271 owned towers
▪6,797 cell sites in service

COVID-19 considerations
The impact of the global spread of the coronavirus disease (COVID-19) on UScellular's future operations is uncertain. There are many factors, including the severity and duration of the outbreak, as well as other direct and indirect impacts, that could negatively impact UScellular.
COVID-19 impacts on UScellular's business for 2020 include a reduction in certain components of service revenues and equipment sales, a reduction in advertising and sales promotion costs and a reduction in handset subscriber gross additions and defections. The impacts of COVID-19 could negatively affect UScellular’s results of operations, cash flows and financial position in future periods. The extent and duration of these impacts are uncertain due to many factors and could be material. Certain impacts on and actions by UScellular related to COVID-19 include, but are not limited to, the following:
•Taking action to keep associates safe, including implementing a work-from-home strategy for employees whose jobs can be performed remotely. In addition, to keep associates, customers, and communities safe, UScellular performs enhanced cleanings and provides associates with personal protective equipment to be worn during customer interactions. UScellular has also implemented a daily health check process for associates and requires social distancing and mask wearing in all company facilities, including stores. Throughout this period of change, UScellular has continued serving its customers and ensuring its wireless network remains fully operational.
•Participation in the FCC Keep Americans Connected Pledge, through June 30, 2020, to not turn-off service or charge late fees due to a customer’s inability to pay their bill due to circumstances related to COVID-19. This resulted in a reduction in non-pay defections, as well as reduced service revenues for the year ended December 31, 2020. During the third and fourth quarter of 2020, certain accounts that were part of the Pledge were terminated due to non-payment. Many of the remaining accounts that were on the Pledge are on payment arrangements of varying durations, and UScellular expects additional terminations due to non-payment in future periods.
•Waiving overage charges and certain other charges. This resulted in reduced service revenues for the year ended December 31, 2020.
•Supporting the communities in which UScellular operates. Through UScellular’s partnership with Boys & Girls Clubs, UScellular has contributed to the Boys & Girls Clubs’ COVID-19 Relief Fund to support children, families and communities. These funds are dispersed directly to more than 50 clubs in UScellular’s service regions to support the most immediate needs of youth in areas of importance such as providing food for children who rely on their Boys & Girls Clubs for their dinner, care for children of essential workers and first responders, and digital learning resources. UScellular also began exploring ways to leverage its assets, brand, partnerships, and resources to begin to close the digital divide and ensure all youth in its markets have reliable and fast internet access in school and at home.
•Recognizing income tax benefits associated with the enactment of the CARES Act. This legislation resulted in a reduction to income tax expense for the year ended December 31, 2020 and a projected cash refund in 2021 of taxes paid in prior years.
•Monitoring its supply chain to assess impacts to availability and costs of device inventory and network equipment and services, including monitoring the dependency on third parties to continue network related projects. At this time, UScellular expects to be able to meet customer demand for devices and services and to be able to continue its 4G LTE network modernization and 5G deployment with no significant disruptions.
•UScellular is tracking customer usage and, at this time, believes network capacity is sufficient to accommodate expected usage.
•Monitoring roaming behaviors. Both inbound and outbound roaming traffic have been dampened by COVID-19 as wireless customers are reducing travel. The extent to which roaming traffic will be impacted by the pandemic in the future will depend upon governmental mandates and customer behavior in response to the outbreak.
See the following areas within this MD&A for additional discussion of the direct and indirect impacts of COVID-19:
•Operational Overview
•Financial Overview

Also see the "Risk Factors" in UScellular's Form 10-K for the year ended December 31, 2020 for risks related to COVID-19.

UScellular Mission and Strategy
UScellular’s mission is to provide exceptional wireless communication services which enhance consumers’ lives, increase the competitiveness of local businesses, and improve the efficiency of government operations in the markets UScellular serves.
UScellular’s strategy is to attract and retain customers through a value proposition comprising a high-quality network, outstanding customer service, and competitive devices, plans and pricing - all provided with a community focus. Strategic efforts include:
▪UScellular offers economical and competitively priced service plans and devices to its customers and is focused on increasing revenues from sales of related products such as accessories and device protection plans and from new services such as home internet. In addition, UScellular is focused on expanding its solutions available to business and government customers.
▪UScellular continues to devote efforts to enhance its network capabilities. UScellular has completed its deployment of VoLTE technology. VoLTE technology allows customers to utilize a 4G LTE network for both voice and data services and offers enhanced services such as high definition voice and simultaneous voice and data sessions.
▪5G technology helps address customers’ growing demand for data services and creates opportunities for new services requiring high speed and reliability as well as low latency. UScellular's 5G deployment is initially focused on mobility services using its low band spectrum. UScellular has acquired high band spectrum, which it will deploy in the future to further enable the delivery of 5G services. UScellular has launched commercial 5G services in portions of California, Illinois, Iowa, Kansas, Maine, Maryland, Missouri, Nebraska, New Hampshire, North Carolina, Oklahoma, Oregon, Tennessee, Texas, Virginia, Washington, West Virginia and Wisconsin and will continue to launch in additional areas in the coming years. In addition to the deployment of 5G technology, UScellular is also modernizing its 4G LTE network to further enhance 4G LTE speeds.
▪UScellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on capital. As part of this strategy, UScellular actively seeks attractive opportunities to acquire wireless spectrum, including pursuant to FCC auctions such as Auctions 103, 105 and 107.

Terms Used by UScellular
The following is a list of definitions of certain industry terms that are used throughout this document:
▪4G LTE – fourth generation Long-Term Evolution, which is a wireless technology that enables more network capacity for more data per user as well as faster access to data compared to third generation (3G) technology.
▪5G – fifth generation wireless technology that helps address customers’ growing demand for data services and creates opportunities for new services requiring high speed and reliability as well as low latency.
▪Account – represents an individual or business financially responsible for one or multiple associated connections. An account may include a variety of types of connections such as handsets and connected devices.
▪Auctions 101, 102, 103, 105 and 107 – Auction 101 was an FCC auction of 28 GHz wireless spectrum licenses that started in November 2018 and concluded in January 2019. Auction 102 was an FCC auction of 24 GHz wireless spectrum licenses that started in March 2019 and concluded in May 2019. Auction 103 was an FCC auction of 37, 39, and 47 GHz wireless spectrum licenses that started in December 2019 and concluded in March 2020. Auction 105 was an FCC auction of 3.5 GHz wireless spectrum licenses that started in July 2020 and concluded in September 2020. Auction 107 is an FCC auction of 3.7-3.98 GHz wireless spectrum licenses that started in December 2020 and is not complete as of the date of this report.
▪Churn Rate – represents the percentage of the connections that disconnect service each month. These rates represent the average monthly churn rate for each respective period.
▪Connections – individual lines of service associated with each device activated by a customer. Connections are associated with all types of devices that connect directly to the UScellular network.
▪Connected Devices – non-handset devices that connect directly to the UScellular network. Connected devices include products such as tablets, wearables, modems, and hotspots.
▪Coronavirus Aid, Relief, and Economic Security (CARES) Act – economic relief package signed into law on March 27, 2020 to address the public health and economic impacts of COVID-19, including a variety of tax provisions.
▪EBITDA – refers to earnings before interest, taxes, depreciation, amortization and accretion and is used in the non-GAAP metric Adjusted EBITDA throughout this document. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.
▪Eligible Telecommunications Carrier (ETC) – designation by states for providing specified services in “high cost” areas which enables participation in universal service support mechanisms.
▪Free Cash Flow – non-GAAP metric defined as Cash flows from operating activities less Cash paid for additions to property, plant and equipment. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.
▪Gross Additions – represents the total number of new connections added during the period, without regard to connections that were terminated during that period.
▪Keep Americans Connected Pledge – voluntary FCC initiative, through June 30, 2020, in response to the COVID-19 pandemic to ensure that Americans do not lose their broadband or telephone connectivity as a result of the exceptional circumstance.
▪Net Additions (Losses) – represents the total number of new connections added during the period, net of connections that were terminated during that period.
▪OIBDA – refers to operating income before depreciation, amortization and accretion and is used in the non-GAAP metric Adjusted OIBDA throughout this document. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.
▪Postpaid Average Revenue per Account (Postpaid ARPA) – metric which is calculated by dividing total postpaid service revenues by the average number of postpaid accounts and by the number of months in the period.
▪Postpaid Average Revenue per User (Postpaid ARPU) – metric which is calculated by dividing total postpaid service revenues by the average number of postpaid connections and by the number of months in the period.
▪Retail Connections – the sum of postpaid connections and prepaid connections.
▪Tax Act – refers to comprehensive federal tax legislation enacted on December 22, 2017, which made broad changes to the U.S. tax code. Now titled H.R.1, the Tax Act was originally identified as the Tax Cuts and Jobs Act of 2017.
▪Universal Service Fund (USF) – a system of telecommunications collected fees and support payments managed by the FCC intended to promote universal access to telecommunications services in the United States.
▪VoLTE – Voice over Long-Term Evolution is a technology specification that defines the standards and procedures for delivering voice communications and related services over 4G LTE networks.

Operational Overview

Retail Connections Composition
As of December 31, 2020

10%
90%
Postpaid
Prepaid

As of December 31,	2020	2019
Retail Connections – End of Period
Postpaid	4,412,000	4,383,000
Prepaid	499,000	506,000
Total	4,911,000	4,889,000

Year Ended December 31,	2020	2019	2020 vs. 2019
Postpaid Activity and Churn
Gross Additions
Handsets	397,000	458,000	(13)%
Connected Devices	203,000	148,000	37%
Total Gross Additions	600,000	606,000	(1)%
Net Additions (Losses)
Handsets	(13,000)	(24,000)	46%
Connected Devices	39,000	(65,000)	N/M
Total Net Additions (Losses)	26,000	(89,000)	N/M
Churn
Handsets	0.89%	1.04%
Connected Devices	2.58%	3.24%
Total Churn	1.09%	1.31%
N/M - Percentage change not meaningful
Total postpaid handset net losses decreased in 2020 due primarily to lower handset defections as a result of lower consumer switching activity related to COVID-19, as well as a reduction in non-pay defections. Partially offsetting the decrease in defections were lower gross additions resulting from lower consumer switching activity.
Total postpaid connected device net additions increased in 2020 due primarily to (i) an increase in gross additions due to higher demand for internet related products given a need for remote connectivity related to COVID-19 and (ii) a decrease in tablet defections.
Postpaid Revenue

Year Ended December 31,	2020	2019	2020 vs. 2019
Average Revenue Per User (ARPU)	$47.01	$46.01	2%
Average Revenue Per Account (ARPA)	$122.93	$119.80	3%
Postpaid ARPU and Postpaid ARPA increased in 2020, due primarily to (i) an increase in device protection plan revenues, (ii) an increase in regulatory recovery revenues, and (iii) having proportionately fewer tablet connections, which on a per-unit basis contribute less revenue than other connected devices and smartphones. These increases were partially offset by the impact of waiving overage charges and late payment and related fees, measures UScellular took to assist customers during 2020 related to the COVID-19 pandemic.

Financial Overview

Year Ended December 31,	2020	2019	2020 vs. 2019
(Dollars in millions)
Retail service	$2,686	$2,650	1%
Inbound roaming	152	174	(13)%
Other	229	211	8%
Service revenues	3,067	3,035	1%
Equipment sales	970	987	(2)%
Total operating revenues	4,037	4,022	–

System operations (excluding Depreciation, amortization and accretion reported below)	782	756	3%
Cost of equipment sold	1,011	1,028	(2)%
Selling, general and administrative	1,368	1,406	(3)%
Depreciation, amortization and accretion	683	702	(3)%
(Gain) loss on asset disposals, net	25	19	36%
(Gain) loss on sale of business and other exit costs, net	—	(1)	N/M
(Gain) loss on license sales and exchanges, net	(5)	—	N/M
Total operating expenses	3,864	3,910	(1)%

Operating income	$173	$112	54%

Net income	$233	$133	76%
Adjusted OIBDA (Non-GAAP)[1]	$876	$832	5%
Adjusted EBITDA (Non-GAAP)[1]	$1,063	$1,015	5%
Capital expenditures[2]	$940	$710	32%
N/M - Percentage change not meaningful
1Refer to Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for a reconciliation of this measure.
2Refer to Liquidity and Capital Resources within this MD&A for additional information on Capital expenditures.

Operating Revenues
(Dollars in millions)

Service revenues consist of:
▪Retail Service – Charges for voice, data and value added services and recovery of regulatory costs
▪Inbound Roaming – Charges to other wireless carriers whose customers use UScellular’s wireless systems when roaming
▪Other Service – Amounts received from the Federal USF, tower rental revenues, and miscellaneous other service revenues
Equipment revenues consist of:
▪Sales of wireless devices and related accessories to new and existing customers, agents, and third-party distributors

Key components of changes in the statement of operations line items were as follows:
Total operating revenues
Retail service revenues increased in 2020, primarily as a result of an increase in Postpaid ARPU as previously discussed in the Operational Overview section, partially offset by a decline in the average number of postpaid subscribers.
Inbound roaming revenues decreased in 2020, primarily driven by lower data revenues, with lower rates partially offset by higher usage. UScellular expects inbound roaming revenues to continue to decline as a result of a decrease in rates, and the merger of Sprint and T-Mobile.
Other service revenues increased in 2020, resulting from increases in tower rental revenues and miscellaneous other service revenues.
Equipment sales revenues decreased in 2020, due primarily to a decrease in new smartphone and accessory sales, partially offset by an increase in used smartphone sales.
System operations expenses
System operations expenses increased in 2020, due to increased cell site rent expense, non-capitalizable costs to add network capacity and costs to decommission network assets.
Cost of equipment sold
Cost of equipment sold decreased in 2020, due primarily to a decrease in new smartphone and accessory sales, partially offset by an increase in used smartphone and connected device sales.
Selling, general and administrative expenses
Selling, general and administrative expenses decreased in 2020, due primarily to decreases in (i) bad debts expense driven by fewer non-pay customers as a result of better credit mix and improved customer payment behavior and (ii) advertising expense due to reduced sponsorship expense from cancelled events related to COVID-19.
Depreciation, amortization and accretion
Depreciation, amortization, and accretion decreased in 2020, due to certain billing system assets reaching their end of life, partially offset by higher depreciation due to increased capital expenditures and accelerated depreciation of certain assets due to changes in network technology.

(Gain) loss on asset disposals, net
Loss on asset disposals, net increased in 2020 due primarily to higher disposal of used equipment.
Components of Other Income (Expense)

Year Ended December 31,	2020	2019	2020 vs. 2019
(Dollars in millions)
Operating income	$173	$112	54%

Equity in earnings of unconsolidated entities	179	166	8%
Interest and dividend income	8	17	(54)%
Gain (loss) on investments	2	—	N/M
Interest expense	(112)	(110)	(2)%
Total investment and other income	77	73	6%

Income before income taxes	250	185	35%
Income tax expense	17	52	(68)%

Net income	233	133	76%
Less: Net income attributable to noncontrolling interests, net of tax	4	6	(30)%
Net income attributable to UScellular shareholders	$229	$127	81%
N/M - Percentage change not meaningful
Equity in earnings of unconsolidated entities
Equity in earnings of unconsolidated entities represents UScellular’s share of net income from entities in which it has a noncontrolling interest and that are accounted for using the equity method. UScellular’s investment in the Los Angeles SMSA Limited Partnership (LA Partnership) contributed pre-tax income of $82 million and $78 million in earnings of unconsolidated entities in 2020 and 2019, respectively. See Note 8 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.
Interest and dividend income
Interest and dividend income decreased in 2020, primarily driven by lower interest rates.
Interest Expense
Interest expense increased in 2020, primarily as a result of an increase in interest expense related to new borrowings, partially offset by a higher amount of capitalized interest.
Income tax expense
The effective tax rate on Income before income taxes for 2020 was 6.6%. The effective tax rate includes the impact of federal and state tax, and is reduced significantly in 2020 due to the tax benefits of the CARES Act enacted on March 27, 2020.
The CARES Act provides retroactive eligibility of bonus depreciation on qualified improvement property put into service after December 31, 2017 and a 5-year carryback of net operating losses generated in years 2018-2020. As the statutory federal tax rate applicable to certain years within the carryback period is 35%, carryback to those years provides a tax benefit in excess of the current federal statutory rate of 21%, resulting in a reduction of income tax expense for the year ended December 31, 2020, and a projected cash refund in 2021 of taxes paid in prior years.
The effective tax rate on Income before income taxes for 2019 was 28.1%. The effective tax rate includes the impact of federal and state tax, as well as other increases due primarily to nondeductible interest expense.
See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Liquidity and Capital Resources

Sources of Liquidity
UScellular operates a capital-intensive business. In the past, UScellular’s existing cash and investment balances, funds available under its revolving credit and receivables securitization agreements, funds from other financing sources, including a term loan and other long-term debt, and cash flows from operating and certain investing and financing activities, including sales of assets or businesses, provided sufficient liquidity and financial flexibility for UScellular to meet its normal day-to-day operating needs and debt service requirements, to finance the build-out and enhancement of markets and to fund acquisitions, primarily of wireless spectrum licenses. There is no assurance that this will be the case in the future. See Market Risk for additional information regarding maturities of long-term debt.
UScellular has incurred negative free cash flow at times in the past and this could occur in the future. However, UScellular believes that existing cash and investment balances, funds available under its revolving credit, term loan and receivables securitization agreements, expected future tax refunds and expected cash flows from operating and investing activities will provide sufficient liquidity for UScellular to meet its normal day-to-day operating needs and debt service requirements for the coming year. UScellular will continue to monitor the rapidly changing business and market conditions and plans to take appropriate actions, as necessary, to meet its liquidity needs.
UScellular may require substantial additional capital for, among other uses, funding day-to-day operating needs including working capital, acquisitions of providers of wireless telecommunications services, wireless spectrum license or system acquisitions, capital expenditures, agreements to purchase goods or services, leases, debt service requirements, the repurchase of shares, or making additional investments. It may be necessary from time to time to increase the size of the existing revolving credit agreement, to put in place new credit agreements, or to obtain other forms of financing in order to fund potential expenditures.
Cash and Cash Equivalents
Cash and cash equivalents include cash and money market investments.

Cash and Cash Equivalents
(Dollars in millions)

The majority of UScellular’s Cash and cash equivalents are held in bank deposit accounts and in money market funds that purchase only debt issued by the U.S. Treasury or U.S. government agencies.

Financing

Revolving Credit Agreement
In March 2020, UScellular entered into a new $300 million unsecured revolving credit agreement with certain lenders and other parties. Amounts under the new revolving credit agreement may be borrowed, repaid and reborrowed from time to time until maturity in March 2025. As a result of the new agreement, UScellular's previous revolving credit agreement due to expire in May 2023 was terminated. As of December 31, 2020, there were no outstanding borrowings under the revolving credit agreement, except for letters of credit, and UScellular’s unused borrowing capacity under its revolving credit agreement was $298 million.

Term Loan Agreement
In March 2020, UScellular amended its unsecured senior term loan credit agreement in order to conform the agreement with its revolving credit agreement. In June 2020, UScellular amended and restated the agreement and increased its borrowing capacity to $300 million. The term loan may be drawn in one or more advances by the one-year anniversary of the date of the agreement; amounts not drawn by that time will cease to be available. The maturity date of the term loan is in June 2027. As of December 31, 2020, the outstanding borrowings under the agreement were $83 million and the unused borrowing capacity was $217 million.
Receivables Securitization Agreement
In April 2020, UScellular borrowed $125 million under its receivables securitization agreement. In October 2020, UScellular amended and restated its agreement to increase its total borrowing capacity to $300 million. Amounts under the receivables securitization agreement may be borrowed, repaid and reborrowed from time to time until maturity in December 2022, which may be extended from time to time as specified therein. In December 2020, UScellular repaid $100 million of the outstanding borrowing. As of December 31, 2020, the outstanding borrowings under the agreement were $25 million and the unused capacity was $275 million, subject to sufficient collateral to satisfy the asset borrowing base provisions of the agreement.
Financial Covenants
The revolving credit agreement, senior term loan agreement and receivables securitization agreement require UScellular to comply with certain affirmative and negative covenants, which include certain financial covenants. In particular, under these agreements, UScellular is required to maintain the Consolidated Interest Coverage Ratio at a level not lower than 3.00 to 1.00 as of the end of any fiscal quarter. UScellular also was required to maintain the Consolidated Leverage Ratio at a level not to exceed 3.25 to 1.00 as of the end of any fiscal quarter. UScellular believes that it was in compliance as of December 31, 2020 with all such financial covenants.
Other Long-Term Financing
In August 2020, UScellular issued $500 million of 6.25% Senior Notes due in 2069 and in December 2020, UScellular issued $500 million of 5.5% Senior Notes due in 2070. The proceeds from both issuances will be used for general corporate purposes, which may include the repayment of other debt, the purchase of additional spectrum and the funding of capital expenditures, including in connection with 5G buildout projects.
UScellular has an effective shelf registration statement on Form S-3 to issue senior or subordinated debt securities. The proceeds from any such issuance may be used for general corporate purposes, including the possible reduction of other short-term or long-term debt; spectrum purchases; capital expenditures; acquisition, construction and development programs; working capital; additional investments in subsidiaries; or the repurchase of shares. The UScellular shelf registration statement permits UScellular to issue at any time and from time to time senior or subordinated debt securities in one or more offerings, up to the amount registered, which is currently $500 million. The ability of UScellular to complete an offering pursuant to such shelf registration statement is subject to market conditions and other factors at the time.
UScellular believes that it was in compliance as of December 31, 2020, with all covenants and other requirements set forth in the UScellular long-term debt indentures. UScellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.
Refer to Market Risk — Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to UScellular’s Long-term debt.
UScellular, at its discretion, may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information regarding the revolving credit agreement, senior term loan agreement, receivables securitization agreement, Senior Notes and other long-term financing.

Credit Ratings
In certain circumstances, UScellular’s interest cost on its revolving credit and term loan agreements may be subject to increase if its current credit ratings from nationally recognized credit rating agencies are lowered, and may be subject to decrease if the ratings are raised. UScellular’s agreements do not cease to be available nor do the maturity dates accelerate solely as a result of a downgrade in credit rating. However, a downgrade in UScellular’s credit rating could adversely affect its ability to renew the agreements or obtain access to other credit agreements in the future.
UScellular is rated at sub-investment grade. UScellular’s credit ratings as of December 31, 2020, and the dates such ratings were re-affirmed were as follows:

Rating Agency	Rating	Outlook
Moody's (re-affirmed October 2020)	Ba1	stable outlook
Standard & Poor's (re-affirmed October 2020)	BB	stable outlook
Fitch Ratings (re-affirmed June 2020)	BB+	stable outlook
Capital Requirements
The discussion below is intended to highlight some of the significant cash outlays expected during 2021 and beyond and to highlight the spending incurred in prior years for these items. This discussion does not include cash required to fund normal operations, and is not a comprehensive list of capital requirements. Significant cash requirements that are not routine or in the normal course of business could arise from time to time.
Capital Expenditures
UScellular makes substantial investments to acquire, construct and upgrade wireless telecommunications networks and facilities to remain competitive and as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities (such as 5G and VoLTE technology) have required substantial investments in potentially revenue‑enhancing and cost-saving upgrades of UScellular’s networks to remain competitive; this is expected to continue in 2021 and future years with the continued deployment of 5G technology.
Capital expenditures (i.e., additions to property, plant and equipment and system development expenditures; excludes wireless spectrum license additions), which include the effects of accruals and capitalized interest, in 2020 and 2019 were as follows:

Capital Expenditures
(Dollars in millions)

$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$710
$940
2019
2020

In 2020, UScellular's capital expenditures were used for the following purposes:
▪Enhance and maintain UScellular's network coverage, including continuing deployment of VoLTE technology and providing additional speed and capacity to accommodate increased data usage by current customers;
▪Continue network modernization and 5G deployment; and
▪Invest in information technology to support existing and new services and products.

UScellular’s capital expenditures for 2021 are expected to be between $775 million and $875 million. UScellular will continue to incur spend in 2021 related to its multi-year 5G deployment and network modernization initiatives.

UScellular intends to finance its capital expenditures for 2021 using primarily Cash flows from operating activities, existing cash balances and, if required, additional debt financing from its receivables securitization agreement, senior term loan credit agreement, revolving credit agreement and/or other forms of financing.

Acquisitions, Divestitures and Exchanges
UScellular may be engaged from time to time in negotiations (subject to all applicable regulations) relating to the acquisition, divestiture or exchange of companies, properties or wireless spectrum licenses (including pursuant to FCC auctions). In general, UScellular may not disclose such transactions until there is a definitive agreement.
Subsequent to December 31, 2020, UScellular committed to purchase wireless spectrum licenses for approximately $1,460 million inclusive of associated costs, subject to regulatory approval. UScellular believes its cash balances, existing debt facilities, and other financing sources as described above are sufficient to meet this commitment.
Other Obligations
UScellular will require capital for future spending on existing contractual obligations, including long-term debt obligations; operating lease and finance lease commitments; commitments for device purchases, network facilities and transport services; agreements for software licensing; long-term marketing programs; and other agreements to purchase goods or services.
Variable Interest Entities
UScellular consolidates certain “variable interest entities” as defined under GAAP. See Note 14 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information related to these variable interest entities. UScellular may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.
Common Share Repurchase Program
During 2020, UScellular repurchased 803,836 Common Shares for $23 million at an average cost per share of $29.00. At December 31, 2020, the total cumulative amount of UScellular Common Shares authorized to be purchased is 4,507,000.
Depending on its future financial performance, construction, development and acquisition programs, and available sources of financing, UScellular may not have sufficient liquidity or capital resources to make share repurchases. Therefore, there is no assurance that UScellular will make any share repurchases in the future.
For additional information related to the current repurchase authorization, see Note 16 — Common Shareholders’ Equity in the Notes to Consolidated Financial Statements.
Off-Balance Sheet Arrangements
UScellular had no transactions, agreements or other contractual arrangements with unconsolidated entities involving “off-balance sheet arrangements,” as defined by SEC rules, that had or are reasonably likely to have a material current or future effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources.

Consolidated Cash Flow Analysis
UScellular operates a capital‑intensive business. UScellular makes substantial investments to acquire wireless spectrum licenses and properties and to construct and upgrade wireless telecommunications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in potentially revenue‑enhancing and cost-saving upgrades to UScellular’s networks. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions and divestitures, capital expenditures and other factors. The following discussion summarizes UScellular’s cash flow activities in 2020 and 2019.
2020 Commentary
UScellular’s Cash, cash equivalents and restricted cash increased $1,000 million. Net cash provided by operating activities was $1,237 million due to net income of $233 million adjusted for non-cash items of $758 million, distributions received from unconsolidated entities of $189 million including $89 million in distributions from the LA Partnership, and changes in working capital items which increased net cash by $57 million. The working capital changes were primarily influenced by the timing of vendor payments partially offset by tax impacts from the CARES Act and the timing of collections of customer and agent receivables.
Cash flows used for investing activities were $1,163 million. Cash paid for additions to property, plant and equipment totaled $989 million. Cash payments for wireless spectrum license acquisitions, including advance payments, were $201 million.
Cash flows provided by financing activities were $926 million, reflecting the issuance of $500 million of 5.50% Senior Notes, $500 million of 6.25% Senior Notes, and $125 million borrowed under the receivables securitization agreement. These were partially offset by a $100 million repayment on the receivables securitization agreement, payment of debt issuance costs of $38 million and the repurchase of $23 million of Common Shares.
2019 Commentary
UScellular’s Cash, cash equivalents and restricted cash decreased $292 million. Net cash provided by operating activities was $724 million due to net income of $133 million plus non-cash items of $702 million and distributions received from unconsolidated entities of $161 million, including $75 million in distributions from the LA Partnership. This was offset by changes in working capital items which decreased net cash by $272 million. The more significant working capital changes were increases in accounts receivables and equipment installment plan receivables and decreases in accounts payable and accrued taxes.
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

Consolidated Balance Sheet Analysis
The following discussion addresses certain captions in the consolidated balance sheet and changes therein. This discussion is intended to highlight the significant changes and is not intended to fully reconcile the changes. Changes in financial condition during 2020 were as follows:
Income taxes receivable
Income taxes receivable increased $79 million primarily reflecting future tax refunds attributable to the carryback of 2020 net operating losses, as allowed under the CARES Act which was enacted in March 2020. See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.
Accounts payable - Trade
Accounts payable - Trade increased $81 million due primarily to software license and network equipment spending.
Deferred income tax liability, net
Deferred income tax liability, net increased $126 million due primarily to full deductibility for tax purposes of qualified property placed in service during 2020. See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.
Other deferred liabilities and credits
Other deferred liabilities and credits increased $57 million due primarily to increases in the asset retirement obligation liability and long-term contract liabilities from contracts with customers.
Long-term debt, net
Long-term debt, net increased $987 million due primarily to the issuance of $500 million of 5.50% Senior Notes and $500 million of 6.25% Senior Notes. See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information.

Application of Critical Accounting Policies and Estimates
UScellular prepares its consolidated financial statements in accordance with GAAP. UScellular’s significant accounting policies are discussed in detail in Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements, Note 2 — Revenue Recognition and Note 10 — Leases in the Notes to Consolidated Financial Statements.
Management believes the application of the following critical accounting policies and the estimates required by such application reflect its most significant judgments and estimates used in the preparation of UScellular’s consolidated financial statements.
Wireless Spectrum Licenses
Wireless spectrum licenses represent a significant component of UScellular’s consolidated assets. Wireless spectrum licenses are considered to be indefinite-lived assets and, therefore, are not amortized but rather are tested at least annually for impairment. Significant negative events, such as changes in any of the assumptions described below as well as decreases in forecasted cash flows, could result in an impairment in future periods. Wireless spectrum licenses are tested for impairment at the level of reporting referred to as a unit of accounting.
For purposes of its impairment testing, UScellular separates its FCC wireless spectrum licenses into eight units of accounting, which consist of one unit of accounting for developed operating market wireless spectrum licenses (built wireless spectrum licenses) and seven geographic non-operating market wireless spectrum licenses (unbuilt wireless spectrum licenses). UScellular performed a qualitative impairment assessment in 2020 and a quantitative impairment assessment in 2019 to determine whether an impairment existed.
In 2020, UScellular considered several qualitative factors, including analyst estimates of wireless spectrum license values which contemplated recent spectrum auction results, recent UScellular and other market participant transactions and other industry and market factors. Based on this assessment, UScellular concluded that it was more likely than not that the fair value of the wireless spectrum licenses in each unit of accounting exceeded their respective carrying values. Therefore, no quantitative impairment evaluation was completed.
In 2019, a market approach was used to value the wireless spectrum license portfolio. Within each unit of accounting, the wireless spectrum licenses were pooled by type and by geographic area. The market approach calculates estimated market values using observable pricing multiples from wireless spectrum license purchase and auction transactions to estimate fair value for each pool of wireless spectrum licenses. The sum of the fair values of each of the pools represents the estimated fair value of UScellular's wireless spectrum licenses. The most significant assumption made in this process was the pricing multiples which are units of value expressed in relation to the bandwidth and population covered by a wireless spectrum license. Based on the assessment, the fair values of the wireless spectrum license units of accounting exceeded their respective carrying values by amounts ranging from 39% to greater than 100%. It was determined that the carrying value of wireless spectrum licenses acquired through Auction 101 and 102 approximated fair value based on the recency of the auctions. Therefore, no impairment of wireless spectrum licenses existed.
See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for information related to wireless spectrum licenses activity in 2020 and 2019.
Income Taxes
UScellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and UScellular are parties to a Tax Allocation Agreement which provides that UScellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, UScellular and its subsidiaries calculate their income, income tax and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement between TDS and UScellular, UScellular remits its applicable income tax payments to TDS, and receives applicable tax refunds from TDS, consistent with when such payments would be paid or received if UScellular and its subsidiaries were a separate affiliated group.
The amounts of income tax assets and liabilities, the related income tax provision and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to UScellular’s financial condition and results of operations.
The preparation of the consolidated financial statements requires UScellular to calculate a provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes. These temporary differences result in deferred income tax assets and liabilities which are included on a net basis in UScellular’s Consolidated Balance Sheet. UScellular must then assess the likelihood that deferred income tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management’s judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any valuation allowance that is established for deferred income tax assets.
UScellular recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on management’s judgment as to the possible outcome that has a greater than 50% cumulative likelihood of being realized upon ultimate resolution.
See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Regulatory Matters
5G Fund
On October 27, 2020, the FCC adopted rules creating the 5G Fund for Rural America, which will distribute up to $9 billion over ten years to bring 5G wireless broadband connectivity to rural America. The 5G Fund will be implemented through a two-phase competitive process, using multi-round auctions to award support. The winning bidders will be required to meet certain minimum speed requirements and interim and final deployment milestones. The order provides that the 5G Fund be in lieu of the previously proposed fund (the Phase II Connect America Mobility Fund) for the development of 4G LTE. The order also provides that over time a growing percentage of the legacy support a carrier receives must be used for 5G deployment.
UScellular cannot predict at this time when the 5G fund auction will occur, when the phase down period for its existing legacy support from the Federal USF will commence, or whether the 5G fund auction will provide opportunities to UScellular to offset any loss in existing support.
FCC Rulemaking – Restoring Internet Freedom
In December 2017, the FCC approved rules reversing or revising decisions made in the FCC’s 2015 Open Internet and Title II Order (Restoring Internet Freedom). The 2017 action reversed the FCC’s 2015 decision to reclassify Broadband Internet Access Services as telecommunications services subject to regulation under Title II of the Telecommunications Act. The 2017 action also reversed the FCC’s 2015 restrictions on blocking, throttling and paid prioritization, and modified transparency rules relating to such practices. Several parties filed suit in federal court challenging the 2017 actions. On October 1, 2019, the Court of Appeals for the D.C. Circuit issued an order reaffirming the FCC in most respects, but limiting the FCC's ability to preempt state and local net neutrality laws. On February 19, 2020, the FCC issued a Public Notice seeking comment on three issues under further consideration by the FCC based on a recent D.C. Circuit decision. On October 27, 2020, the FCC adopted an Order on Remand in response to the U.S. Court of Appeals for the D.C. Circuit’s remand on the three issues under further consideration by the FCC and found no basis to alter the FCC’s conclusions in the Restoring Internet Freedom Order.
A number of states, including certain states in which UScellular operates, have adopted or considered laws intended to reinstate aspects of the foregoing net neutrality regulations that were reversed or revised by the FCC in 2017. To the extent such laws are enacted, it is expected that legal proceedings will be pursued challenging such laws, subject now to the DC Circuit ruling limiting the FCC's preemptive authority in this matter. The new administration may also conduct rulemaking proceedings that may reinstate in some form net neutrality rules. UScellular cannot predict the outcome of any of these proceedings or the impact on its business.
Spectrum Auctions
On July 11, 2019, the FCC released a Public Notice establishing procedures for an auction offering wireless spectrum licenses in the 37, 39 and 47 GHz bands (Auction 103). On March 12, 2020, the FCC announced by public notice that UScellular was the provisional winning bidder for 237 wireless spectrum licenses for a purchase price of $146 million. In June 2020, the wireless spectrum licenses from Auction 103 were granted by the FCC.
On March 2, 2020, the FCC released a Public Notice establishing procedures for an auction offering wireless spectrum licenses in the 3.5 GHz band (Auction 105). On September 2, 2020, the FCC announced by public notice that UScellular was the provisional winning bidder for 243 wireless spectrum licenses for a purchase price of $14 million. The wireless spectrum licenses are expected to be granted by the FCC in 2021.
On August 7, 2020, the FCC released a Public Notice establishing procedures for an auction offering wireless spectrum licenses in the 3.7-3.98 GHz bands (Auction 107). UScellular filed an application to participate in Auction 107 on September 21, 2020. Bidding in Auction 107 commenced on December 8, 2020. The initial phase of this auction closed on January 15, 2021 and the assignment phase commenced on February 8, 2021.
Rural Digital Opportunity Fund
On January 30, 2020, the FCC adopted the Rural Digital Opportunity Fund Report and Order, which establishes the framework for the Rural Digital Opportunity Fund (Auction 904). Auction 904 was a reverse auction to provide funding for high speed fixed broadband service in underserved rural areas. On July 15, 2020, UScellular filed an application to participate in Auction 904. Auction 904 began on October 29, 2020 and concluded on November 25, 2020. UScellular was not a winning bidder in Auction 904.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT
This Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts and represent forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities, events or developments that UScellular intends, expects, projects, believes, estimates, plans or anticipates will or may occur in the future are forward-looking statements. The words “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “projects” and similar expressions are intended to identify these forward‑looking statements, but are not the exclusive means of identifying them. Such forward‑looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward‑looking statements. Such risks, uncertainties and other factors include, but are not limited to, those set forth below. See “Risk Factors” in UScellular’s Annual Report on Form 10-K for the year ended December 31, 2020, for a further discussion of these risks. Each of the following risks could have a material adverse effect on UScellular’s business, financial condition or results of operations. However, such factors are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, the forward-looking statements contained in this document. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements. UScellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.
Operational Risk Factors
▪Intense competition involving products, services, pricing and network speed and technologies could adversely affect UScellular’s revenues or increase its costs to compete.
▪Changes in roaming practices or other factors could cause UScellular's roaming revenues to decline from current levels, roaming expenses to increase from current levels and/or impact UScellular's ability to service its customers in geographic areas where UScellular does not have its own network, which could have an adverse effect on UScellular's business, financial condition or results of operations.
▪A failure by UScellular to obtain access to adequate radio spectrum to meet current or anticipated future needs and/or to accurately predict future needs for radio spectrum could have an adverse effect on UScellular’s business, financial condition or results of operations.
▪An inability to attract people of outstanding talent throughout all levels of the organization, to develop their potential through education and assignments, and to retain them by keeping them engaged, challenged and properly rewarded could have an adverse effect on UScellular's business, financial condition or results of operations.
▪UScellular’s smaller scale relative to larger competitors that may have greater financial and other resources than UScellular could cause UScellular to be unable to compete successfully, which could adversely affect its business, financial condition or results of operations.
▪Changes in various business factors, including changes in demand, consumer preferences and perceptions, price competition, churn from customer switching activity and other factors, could have an adverse effect on UScellular’s business, financial condition or results of operations.
▪Advances or changes in technology could render certain technologies used by UScellular obsolete, could put UScellular at a competitive disadvantage, could reduce UScellular’s revenues or could increase its costs of doing business.
▪Complexities associated with deploying new technologies present substantial risk and UScellular investments in unproven technologies may not produce the benefits that UScellular expects.
▪Costs, integration problems or other factors associated with acquisitions, divestitures or exchanges of properties or wireless spectrum licenses and/or expansion of UScellular’s business could have an adverse effect on UScellular’s business, financial condition or results of operations.
▪A failure by UScellular to complete significant network construction and systems implementation activities as part of its plans to improve the quality, coverage, capabilities and capacity of its network, support and other systems and infrastructure could have an adverse effect on its operations.
▪Difficulties involving third parties with which UScellular does business, including changes in UScellular's relationships with or financial or operational difficulties of key suppliers or independent agents and third-party national retailers who market UScellular’s services, could adversely affect UScellular's business, financial condition or results of operations.
▪A failure by UScellular to maintain flexible and capable telecommunication networks or information technology, or a material disruption thereof, could have an adverse effect on UScellular’s business, financial condition or results of operations.

Financial Risk Factors
▪Uncertainty in UScellular’s future cash flow and liquidity or the inability to access capital, deterioration in the capital markets, other changes in UScellular’s performance or market conditions, changes in UScellular’s credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to UScellular, which could require UScellular to reduce its construction, development or acquisition programs, reduce the amount of wireless spectrum licenses acquired, and/or reduce or cease share repurchases.
▪UScellular has a significant amount of indebtedness which could adversely affect its financial performance and in turn adversely affect its ability to make payments on its indebtedness, comply with terms of debt covenants and incur additional debt.
▪UScellular’s assets and revenue are concentrated in the U.S. wireless telecommunications industry. Consequently, its operating results may fluctuate based on factors related primarily to conditions in this industry.
▪UScellular has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on UScellular’s financial condition or results of operations.
Regulatory, Legal and Governance Risk Factors
▪Failure by UScellular to timely or fully comply with any existing applicable legislative and/or regulatory requirements or changes thereto could adversely affect UScellular’s business, financial condition or results of operations.
▪UScellular receives significant regulatory support, and is also subject to numerous surcharges and fees from federal, state and local governments – the applicability and the amount of the support and fees are subject to great uncertainty, including the ability to pass through certain fees to customers, and this uncertainty could have an adverse effect on UScellular’s business, financial condition or results of operations.
▪Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on UScellular’s business, financial condition or results of operations.
▪The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from wireless devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on UScellular's business, financial condition or results of operations.
▪Claims of infringement of intellectual property and proprietary rights of others, primarily involving patent infringement claims, could prevent UScellular from using necessary technology to provide products or services or subject UScellular to expensive intellectual property litigation or monetary penalties, which could have an adverse effect on UScellular’s business, financial condition or results of operations.
▪There are potential conflicts of interests between TDS and UScellular.
▪Certain matters, such as control by TDS and provisions in the UScellular Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of UScellular or have other consequences.
General Risk Factors
▪UScellular has experienced, and in the future expects to experience, cyber-attacks or other breaches of network or information technology security of varying degrees on a regular basis, which could have an adverse effect on UScellular's business, financial condition or results of operations.
▪Disruption in credit or other financial markets, a deterioration of U.S. or global economic conditions or other events could, among other things, impede UScellular’s access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on UScellular’s business, financial condition or results of operations.
▪The impact of public health emergencies, such as the COVID-19 pandemic, on UScellular's business is uncertain, but depending on duration and severity could have a material adverse effect on UScellular's business, financial condition or results of operations.

Market Risk
Long-Term Debt
As of December 31, 2020, the majority of UScellular’s long-term debt was in the form of fixed-rate notes with remaining maturities ranging up to 50 years. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these fixed-rate notes.
The following chart presents the scheduled principal payments on long-term debt by maturity dates at December 31, 2020:

The following table presents the scheduled principal payments on long-term debt, finance lease obligations and other installment arrangements, and the related weighted average interest rates by maturity dates at December 31, 2020:

	Principal Payments Due by Period
	Long-Term Debt Obligations[1]	Weighted-Avg. Interest Rates on Long-Term Debt Obligations[2]
(Dollars in millions)
2021	$2	2.8%
2022	28	1.5%
2023	3	2.7%
2024	3	2.7%
2025	3	2.6%
Thereafter	2,533	6.4%
Total	$2,572	6.3%
1The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to unamortized debt issuance costs on all non-revolving debt instruments and unamortized discounts related to the 6.7% Senior Notes. See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information.
2Represents the weighted average stated interest rates at December 31, 2020, for debt maturing in the respective periods.
Fair Value of Long-Term Debt
At December 31, 2020 and 2019, the estimated fair value of long-term debt obligations, excluding finance lease obligations, other installment arrangements, the current portion of such long-term debt and debt financing costs, was $2,775 million and $1,620 million, respectively. See Note 3 — Fair Value Measurements in the Notes to Consolidated Financial Statements for additional information.
Other Market Risk Sensitive Instruments
The substantial majority of UScellular’s other market risk sensitive instruments (as defined in Item 305 of SEC Regulation S-K) are short-term, including Cash and cash equivalents. Accordingly, UScellular believes that a significant change in interest rates would not have a material effect on such other market risk sensitive instruments.

Supplemental Information Relating to Non-GAAP Financial Measures
UScellular sometimes uses information derived from consolidated financial information but not presented in its financial statements prepared in accordance with GAAP to evaluate the performance of its business. Certain of these measures are considered “non-GAAP financial measures” under U.S. Securities and Exchange Commission Rules. Specifically, UScellular has referred to the following measures in this Form 10-K Report:
▪EBITDA
▪Adjusted EBITDA
▪Adjusted OIBDA
▪Free cash flow

Following are explanations of each of these measures:
EBITDA, Adjusted EBITDA and Adjusted OIBDA
EBITDA, Adjusted EBITDA and Adjusted OIBDA are defined as net income adjusted for the items set forth in the reconciliation below. EBITDA, Adjusted EBITDA and Adjusted OIBDA are not measures of financial performance under GAAP and should not be considered as alternatives to Net income or Cash flows from operating activities, as indicators of cash flows or as measures of liquidity. UScellular does not intend to imply that any such items set forth in the reconciliation below are non-recurring, infrequent or unusual; such items may occur in the future.
Management uses Adjusted EBITDA and Adjusted OIBDA as measurements of profitability, and therefore, reconciliations to Net income and Operating income are deemed appropriate. Management believes Adjusted EBITDA and Adjusted OIBDA are useful measures of UScellular’s operating results before significant recurring non-cash charges, gains and losses, and other items as presented below as they provide additional relevant and useful information to investors and other users of UScellular’s financial data in evaluating the effectiveness of its operations and underlying business trends in a manner that is consistent with management’s evaluation of business performance. Adjusted EBITDA shows adjusted earnings before interest, taxes, depreciation, amortization and accretion, and gains and losses, while Adjusted OIBDA reduces this measure further to exclude Equity in earnings of unconsolidated entities and Interest and dividend income in order to more effectively show the performance of operating activities excluding investment activities. The following table reconciles EBITDA, Adjusted EBITDA and Adjusted OIBDA to the corresponding GAAP measures, Net income and Operating income.

	2020	2019
(Dollars in millions)
Net income (GAAP)	$233	$133
Add back or deduct:
Income tax expense	17	52
Interest expense	112	110
Depreciation, amortization and accretion	683	702
EBITDA (Non-GAAP)	1,045	997
Add back or deduct:
(Gain) loss on asset disposals, net	25	19
(Gain) loss on sale of business and other exit costs, net	—	(1)
(Gain) loss on license sales and exchanges, net	(5)	—
(Gain) loss on investments	(2)	—
Adjusted EBITDA (Non-GAAP)	1,063	1,015
Deduct:
Equity in earnings of unconsolidated entities	179	166
Interest and dividend income	8	17
Adjusted OIBDA (Non-GAAP)	876	832
Deduct:
Depreciation, amortization and accretion	683	702
(Gain) loss on asset disposals, net	25	19
(Gain) loss on sale of business and other exit costs, net	—	(1)
(Gain) loss on license sales and exchanges, net	(5)	—
Operating income (GAAP)	$173	$112
Free Cash Flow
The following table presents Free cash flow, which is defined as Cash flows from operating activities less Cash paid for additions to property, plant and equipment. Free cash flow is a non-GAAP financial measure which UScellular believes may be useful to investors and other users of its financial information in evaluating liquidity, specifically, the amount of net cash generated by business operations after deducting Cash paid for additions to property, plant and equipment.

	2020	2019
(Dollars in millions)
Cash flows from operating activities (GAAP)	$1,237	$724
Less: Cash paid for additions to property, plant and equipment	989	650
Free cash flow (Non-GAAP)	$248	$74

Financial Statements
United States Cellular Corporation
Consolidated Statement of Operations

Year Ended December 31,	2020	2019	2018
(Dollars and shares in millions, except per share amounts)
Operating revenues
Service	$3,067	$3,035	$2,978
Equipment sales	970	987	989
Total operating revenues	4,037	4,022	3,967

Operating expenses
System operations (excluding Depreciation, amortization and accretion reported below)	782	756	758
Cost of equipment sold	1,011	1,028	1,031
Selling, general and administrative	1,368	1,406	1,388
Depreciation, amortization and accretion	683	702	640
(Gain) loss on asset disposals, net	25	19	10
(Gain) loss on sale of business and other exit costs, net	—	(1)	—
(Gain) loss on license sales and exchanges, net	(5)	—	(18)
Total operating expenses	3,864	3,910	3,809

Operating income	173	112	158

Investment and other income (expense)
Equity in earnings of unconsolidated entities	179	166	159
Interest and dividend income	8	17	15
Gain (loss) on investments	2	—	—
Interest expense	(112)	(110)	(116)
Other, net	—	—	(1)
Total investment and other income	77	73	57

Income before income taxes	250	185	215
Income tax expense	17	52	51

Net income	233	133	164
Less: Net income attributable to noncontrolling interests, net of tax	4	6	14
Net income attributable to UScellular shareholders	$229	$127	$150

Basic weighted average shares outstanding	86	86	86
Basic earnings per share attributable to UScellular shareholders	$2.66	$1.47	$1.75

Diluted weighted average shares outstanding	87	88	87
Diluted earnings per share attributable to UScellular shareholders	$2.62	$1.44	$1.72

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Cash Flows

Year Ended December 31,	2020	2019	2018
(Dollars in millions)
Cash flows from operating activities
Net income	$233	$133	$164
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization and accretion	683	702	640
Bad debts expense	72	107	95
Stock-based compensation expense	32	41	37
Deferred income taxes, net	130	(4)	(3)
Equity in earnings of unconsolidated entities	(179)	(166)	(159)
Distributions from unconsolidated entities	189	161	152
(Gain) loss on asset disposals, net	25	19	10
(Gain) loss on sale of business and other exit costs, net	—	(1)	—
(Gain) loss on license sales and exchanges, net	(5)	—	(18)
(Gain) loss on investments	(2)	—	—
Other operating activities	2	4	3
Changes in assets and liabilities from operations
Accounts receivable	(8)	(46)	(39)
Equipment installment plans receivable	(54)	(97)	(149)
Inventory	16	(20)	(4)
Accounts payable	145	(69)	3
Customer deposits and deferred revenues	2	(8)	7
Accrued taxes	(57)	(23)	(39)
Other assets and liabilities	13	(9)	9
Net cash provided by operating activities	1,237	724	709

Cash flows from investing activities
Cash paid for additions to property, plant and equipment	(989)	(650)	(512)
Cash paid for licenses	(171)	(266)	(8)
Cash received from investments	1	29	50
Cash paid for investments	(3)	(11)	(17)
Cash received from divestitures and exchanges	26	41	24
Advance payments for license acquisitions	(30)	(5)	(2)
Other investing activities	3	(2)	1
Net cash used in investing activities	(1,163)	(864)	(464)

Cash flows from financing activities
Issuance of long-term debt	1,125	—	—
Repayment of long-term debt	(108)	(116)	(19)
Common Shares reissued for benefit plans, net of tax payments	(11)	(9)	18
Repurchase of Common Shares	(23)	(21)	—
Payment of debt issuance costs	(38)	(1)	(1)
Distributions to noncontrolling interests	(6)	(4)	(6)
Payments to acquire additional interest in subsidiaries	(11)	—	—
Other financing activities	(2)	(1)	(6)
Net cash provided by (used in) financing activities	926	(152)	(14)

Net increase (decrease) in cash, cash equivalents and restricted cash	1,000	(292)	231

Cash, cash equivalents and restricted cash
Beginning of period	291	583	352
End of period	$1,291	$291	$583
The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Balance Sheet — Assets

December 31,	2020	2019
(Dollars in millions)
Current assets
Cash and cash equivalents	$1,271	$285
Short-term investments	3	—
Accounts receivable
Customers and agents, less allowances of $62 and $70, respectively	915	919
Roaming	13	27
Affiliated	—	1
Other, less allowances of $1 and $1, respectively	70	63
Inventory, net	146	162
Prepaid expenses	51	50
Income taxes receivable	125	46
Other current assets	29	20
Total current assets	2,623	1,573

Assets held for sale	2	—

Licenses	2,629	2,471

Investments in unconsolidated entities	435	447

Property, plant and equipment
In service and under construction	8,785	8,293
Less: Accumulated depreciation and amortization	6,319	6,086
Property, plant and equipment, net	2,466	2,207

Operating lease right-of-use assets	924	900

Other assets and deferred charges	602	566

Total assets[1]	$9,681	$8,164

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Balance Sheet — Liabilities and Equity

December 31,	2020	2019
(Dollars and shares in millions, except per share amounts)
Current liabilities
Current portion of long-term debt	$2	$8
Accounts payable
Affiliated	10	8
Trade	377	296
Customer deposits and deferred revenues	151	148
Accrued taxes	48	30
Accrued compensation	82	76
Short-term operating lease liabilities	116	105
Other current liabilities	85	79
Total current liabilities	871	750

Liabilities held for sale	1	—

Deferred liabilities and credits
Deferred income tax liability, net	633	507
Long-term operating lease liabilities	875	865
Other deferred liabilities and credits	376	319

Long-term debt, net	2,489	1,502

Commitments and contingencies

Noncontrolling interests with redemption features	10	11

Equity
UScellular shareholders’ equity
Series A Common and Common Shares
Authorized 190 shares (50 Series A Common and 140 Common Shares)
Issued 88 shares (33 Series A Common and 55 Common Shares)
Outstanding 86 shares (33 Series A Common and 53 Common Shares)
Par Value ($1.00 per share) ($33 Series A Common and $55 Common Shares)	88	88
Additional paid-in capital	1,651	1,629
Treasury shares, at cost, 2 Common Shares	(67)	(70)
Retained earnings	2,739	2,550
Total UScellular shareholders' equity	4,411	4,197

Noncontrolling interests	15	13

Total equity	4,426	4,210

Total liabilities and equity[1]	$9,681	$8,164
The accompanying notes are an integral part of these consolidated financial statements.

1The consolidated total assets as of December 31, 2020 and 2019, include assets held by consolidated variable interest entities (VIEs) of $1,060 million and $930 million, respectively, which are not available to be used to settle the obligations of UScellular. The consolidated total liabilities as of December 31, 2020 and 2019, include certain liabilities of consolidated VIEs of $20 million and $22 million, respectively, for which the creditors of the VIEs have no recourse to the general credit of UScellular. See Note 14 — Variable Interest Entities for additional information.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

	UScellular Shareholders
	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total UScellular shareholders' equity	Noncontrolling interests	Total equity
(Dollars in millions)
December 31, 2019	$88	$1,629	$(70)	$2,550	$4,197	$13	$4,210
Cumulative effect of accounting change	—	—	—	(2)	(2)	—	(2)
Net income attributable to UScellular shareholders	—	—	—	229	229	—	229
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	4	4
Repurchase of Common Shares	—	—	(23)	—	(23)	—	(23)
Incentive and compensation plans	—	32	26	(38)	20	—	20
Distributions to noncontrolling interests	—	—	—	—	—	(6)	(6)
Acquisitions of noncontrolling interests	—	(10)	—	—	(10)	4	(6)
December 31, 2020	$88	$1,651	$(67)	$2,739	$4,411	$15	$4,426

 The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

	UScellular Shareholders
	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total UScellular shareholders' equity	Noncontrolling interests	Total equity
(Dollars in millions)
December 31, 2018	$88	$1,590	$(65)	$2,444	$4,057	$10	$4,067
Cumulative effect of accounting change	—	—	—	2	2	—	2
Net income attributable to UScellular shareholders	—	—	—	127	127	—	127
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	6	6
Repurchase of Common Shares	—	—	(21)	—	(21)	—	(21)
Incentive and compensation plans	—	39	16	(23)	32	—	32
Distributions to noncontrolling interests	—	—	—	—	—	(3)	(3)
December 31, 2019	$88	$1,629	$(70)	$2,550	$4,197	$13	$4,210

 The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

	UScellular Shareholders
	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total UScellular shareholders' equity	Noncontrolling interests	Total equity
(Dollars in millions)
December 31, 2017	$88	$1,552	$(120)	$2,157	$3,677	$10	$3,687
Cumulative effect of accounting change	—	—	—	175	175	1	176
Net income attributable to UScellular shareholders	—	—	—	150	150	—	150
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	2	2
Incentive and compensation plans	—	38	55	(38)	55	—	55
Distributions to noncontrolling interests	—	—	—	—	—	(3)	(3)
December 31, 2018	$88	$1,590	$(65)	$2,444	$4,057	$10	$4,067

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies and Recent Accounting Pronouncements
United States Cellular Corporation (UScellular), a Delaware Corporation, is an 82%-owned subsidiary of Telephone and Data Systems, Inc. (TDS).
Nature of Operations
UScellular owns, operates and invests in wireless systems throughout the United States. As of December 31, 2020, UScellular served customers with 5.0 million total connections. UScellular has one reportable segment.
Principles of Consolidation
The accounting policies of UScellular conform to accounting principles generally accepted in the United States of America (GAAP) as set forth in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC. The consolidated financial statements include the accounts of UScellular, subsidiaries in which it has a controlling financial interest, general partnerships in which UScellular has a majority partnership interest and certain entities in which UScellular has a variable interest that requires consolidation under GAAP. See Note 14 — Variable Interest Entities for additional information relating to UScellular’s VIEs. Intercompany accounts and transactions have been eliminated.
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

December 31,	2020	2019
(Dollars in millions)
Cash and cash equivalents	$1,271	$285
Restricted cash included in Other current assets	20	6
Cash, cash equivalents and restricted cash in the statement of cash flows	$1,291	$291
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable consist primarily of amounts owed by customers for wireless services and equipment sales, including sales of certain devices and accessories under installment plans, by agents and third-party distributors for sales of equipment to them and by other wireless carriers whose customers have used UScellular’s wireless systems.
UScellular estimates expected credit losses related to accounts receivable balances based on a review of available and relevant information including current economic conditions, projected economic conditions, historical loss experience, account aging, and other factors that could affect collectability. Expected credit losses are determined for each pool of accounts receivable balances that share similar risk characteristics. The allowance for doubtful accounts is the best estimate of the amount of expected credit losses related to existing accounts receivable. UScellular does not have any off-balance sheet credit exposure related to its customers.
Inventory
Inventory consists primarily of wireless devices stated at the lower of cost, which approximates cost determined on the first-in first-out basis, or net realizable value. Net realizable value is determined by reference to the stand-alone selling price.

Licenses
Licenses consist of direct and incremental costs incurred in acquiring Federal Communications Commission (FCC) wireless spectrum licenses that generally provide UScellular with the exclusive right to utilize designated radio spectrum within specific geographic service areas to provide wireless service. Although wireless spectrum licenses are issued for a fixed period of time, generally ten years, or in some cases twelve or fifteen years, the FCC has granted license renewals routinely and at a nominal cost. The wireless spectrum licenses held by UScellular expire at various dates. UScellular believes that it is probable that its future wireless spectrum license renewal applications will be granted. UScellular determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of the wireless spectrum licenses. Therefore, UScellular has determined that wireless spectrum licenses are indefinite-lived intangible assets.
UScellular performs its annual impairment assessment of wireless spectrum licenses as of November 1 of each year or more frequently if there are events or circumstances that cause UScellular to believe it is more likely than not that the carrying value of wireless spectrum licenses exceeds fair value. For purposes of its impairment testing, UScellular separated its FCC wireless spectrum licenses into eight units of accounting. The eight units of accounting consisted of one unit of accounting for developed operating market wireless spectrum licenses (built wireless spectrum licenses) and seven units of accounting for geographic non-operating market wireless spectrum licenses (unbuilt wireless spectrum licenses).
UScellular performed a qualitative impairment assessment in 2020 and a quantitative impairment assessment in 2019 to determine whether the wireless spectrum licenses were impaired. Based on the impairment assessments performed, UScellular did not have an impairment of its wireless spectrum licenses in 2020 or 2019. See Note 7 — Intangible Assets for additional details related to wireless spectrum licenses.
Investments in Unconsolidated Entities
For its equity method investments for which financial information is readily available, UScellular records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, UScellular records its equity in the earnings of the entity on a one quarter lag basis.
Property, Plant and Equipment
UScellular’s Property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.
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
UScellular capitalizes certain costs of developing new information systems. Software licenses that qualify for capitalization as an asset are accounted for as the acquisition of an intangible asset and the incurrence of a liability to the extent that the license fees are not fully paid at acquisition.
Depreciation and Amortization
Depreciation is provided using the straight-line method over the estimated useful life of the related asset.
UScellular depreciates leasehold improvement assets over periods ranging from one year to thirty years; such periods approximate the shorter of the assets’ economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. There were no material changes to the assigned useful lives of the various categories of property, plant and equipment in 2020, 2019 or 2018. However, in 2020 and 2019, depreciation for certain specific assets was accelerated due to changes in technology. See Note 9 — Property, Plant and Equipment for additional details related to useful lives.

Impairment of Long-Lived Assets
UScellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.
UScellular has one asset group for purposes of assessing property, plant and equipment for impairment based on the integrated nature of its assets and operations. The cash flows generated by this single interdependent asset group represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Leases
A lease is generally present in a contract if the lessee controls the use of identified property, plant or equipment for a period of time in exchange for consideration. See Note 10 — Leases for additional details related to leases.
Agent Liabilities
UScellular has relationships with agents, which are independent businesses that obtain customers for UScellular. At December 31, 2020 and 2019, UScellular had accrued $55 million and $59 million, respectively, in agent related liabilities. These amounts are included in Other current liabilities in the Consolidated Balance Sheet.
Debt Issuance Costs
Debt issuance costs include underwriters’ and legal fees and other charges related to issuing and renewing various borrowing instruments and other long–term agreements, and are amortized over the respective term of each instrument. Debt issuance costs related to UScellular’s revolving credit agreement and receivables securitization agreement are recorded in Other assets and deferred charges in the Consolidated Balance Sheet. All other debt issuance costs are presented as an offset to the related debt obligation in the Consolidated Balance Sheet.
Asset Retirement Obligations
UScellular records asset retirement obligations for the fair value of legal obligations associated with asset retirements and a corresponding increase in the carrying amount of the related long-lived asset in the period in which the obligations are incurred. In periods subsequent to initial measurement, UScellular recognizes changes in the liability resulting from the passage of time and updates to the timing or the amount of the original estimates. The liability is accreted to its estimated settlement date value over the period to the estimated settlement date. The change in the carrying amount of the long-lived asset is depreciated over the average remaining life of the related asset. See Note 11 — Asset Retirement Obligations for additional information.
Treasury Shares
Common Shares repurchased by UScellular are recorded at cost as treasury shares and result in a reduction of equity. When treasury shares are reissued, UScellular determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Additional paid-in capital or Retained earnings.
Revenue Recognition
Revenues from sales of equipment and products are recognized when control has transferred to the customer, agent or third-party distributor. Service revenues are recognized as the related service is provided. See Note 2 — Revenue Recognition for additional information on UScellular's policies related to Revenues.
Advertising Costs
UScellular expenses advertising costs as incurred. Advertising costs totaled $196 million, $212 million and $215 million in 2020, 2019 and 2018, respectively.

Income Taxes
UScellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. For financial statement purposes, UScellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under a tax allocation agreement between TDS and UScellular, UScellular remits its applicable income tax payments to and receives applicable tax refunds from TDS. UScellular had a tax receivable balance with TDS of $125 million and $46 million as of December 31, 2020, and 2019, respectively.
Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using the enacted tax rates in effect when the temporary differences are expected to reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. UScellular evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment. Deferred taxes are reported as a net non-current asset or liability by jurisdiction. Any corresponding valuation allowance to reduce the amount of deferred tax assets is also recorded as non-current. See Note 5 — Income Taxes for additional information.

Stock-Based Compensation and Other Plans
UScellular has established a long-term incentive plan and a non-employee director compensation plan. These plans are considered compensatory plans and, therefore, recognition of costs for grants made under these plans is required.
UScellular recognizes stock compensation expense based upon the fair value of the specific awards granted using established valuation methodologies. The amount of stock compensation cost recognized on either a straight-line basis or graded attribution method is based on the portion of the award that is expected to vest over the requisite service period, which generally represents the vesting period. Stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. See Note 17 — Stock-Based Compensation for additional information.
Defined Contribution Plans
UScellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of UScellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $12 million, $11 million and $11 million in 2020, 2019 and 2018, respectively.
UScellular also participates in a defined contribution retirement savings plan (401(k) plan) sponsored by TDS. Total costs incurred for UScellular’s contributions to the 401(k) plan were $15 million, $14 million and $15 million in 2020, 2019 and 2018, respectively.

Recently Adopted Accounting Pronouncements
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments and subsequently amended the standard with additional Accounting Standards Updates, collectively referred to as ASC 326. This standard requires entities to use a new forward-looking, expected loss model to estimate credit losses and requires additional disclosures relating to the credit quality of trade and other receivables. UScellular adopted the provisions of ASC 326 on January 1, 2020, using a modified retrospective method. Under this method, UScellular applied the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 326 had no material impact on retained earnings.
In August 2018, the FASB issued Accounting Standards Update 2018-15, Intangibles - Goodwill and Other - Internal-Use Software: Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (ASU 2018-15). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the existing guidance for capitalizing implementation costs for an arrangement that has a software license. The service element of a hosting arrangement will continue to be expensed as incurred. Any capitalized implementation costs will be amortized over the period of the service contract. UScellular adopted ASU 2018-15 on January 1, 2020, using the prospective method. The adoption of ASU 2018-15 did not have a significant impact on UScellular's financial position or results of operations.
UScellular's cloud-hosted arrangements that are service contracts consist primarily of software used to perform administrative functions. Implementation costs related to UScellular's cloud-hosted arrangements, which are recorded in Prepaid expenses and Other assets and deferred charges in the Consolidated Balance Sheet, were as follows:

December 31,	2020
(Dollars in millions)
Implementation costs, gross	$67
Accumulated amortization	(13)
Implementation costs, net	$54
These costs are amortized over the period of the service contract, which is generally three to five years. Amortization of implementation costs was $11 million for the year ended December 31, 2020 and was included in Selling, general and administrative expenses.

Note 2 Revenue Recognition
Nature of goods and services
The following is a description of principal activities from which UScellular generates its revenues.

Services and products	Nature, timing of satisfaction of performance obligations, and significant payment terms

Wireless services
Wireless service includes voice, messaging and data services. Revenue is recognized in Service revenues as wireless service is provided to the customer. Wireless services generally are billed and paid in advance on a monthly basis.

Wireless devices and accessories	UScellular offers a comprehensive range of wireless devices such as handsets, tablets, mobile hotspots, home phones and routers for use by its customers, as well as accessories. UScellular also sells wireless devices to agents and other third-party distributors for resale. UScellular frequently discounts wireless devices sold to new and current customers. UScellular also offers customers the option to purchase certain devices and accessories under installment contracts over a specified time period. For certain equipment installment plans, after a specified period of time, the customer may have the right to upgrade to a new device. Such upgrades require the customer to enter into an equipment installment contract for the new device, and transfer the existing device to UScellular. UScellular recognizes revenue in Equipment sales revenues when control of the device or accessory is transferred to the customer, agent or third-party distributor, which is generally upon delivery.

Wireless roaming	UScellular receives roaming revenues when other wireless carriers’ customers use UScellular’s wireless systems. UScellular recognizes revenue in Service revenues when the roaming service is provided.

Wireless Eligible Telecommunications Carrier (ETC) Revenues	Telecommunications companies may be designated by states, or in some cases by the FCC, as an ETC to receive support payments from the Universal Service Fund if they provide specified services in “high cost” areas. ETC revenues recognized in the reporting period represent the amounts which UScellular is entitled to receive for such period, as determined and approved in connection with UScellular’s designation as an ETC in various states.

Wireless tower rents	UScellular receives tower rental revenues when another carrier leases tower space on a UScellular owned tower. UScellular recognizes revenue in Service revenues in the period during which the services are provided.
Significant Judgments
As a practical expedient, UScellular groups similar contracts or similar performance obligations together into portfolios of contracts or performance obligations if doing so does not result in a significant difference from accounting for the individual contracts discretely. UScellular applies this grouping method for the following types of transactions: device activation fees, contract acquisition costs, and certain customer promotions. Contract portfolios are recognized over the respective expected customer lives or terms of the contracts.
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
UScellular has made judgments regarding transaction price, including but not limited to issues relating to variable consideration, time value of money, returns and non-cash consideration. When determined to be significant in the context of the contract, these items are considered in the valuation of transaction price at contract inception or modification, as appropriate.
Multiple Performance Obligations
UScellular sells bundled service and equipment offerings. In these instances, UScellular recognizes its revenue based on the relative standalone selling prices for each distinct service or equipment performance obligation, or bundles thereof. UScellular estimates the standalone selling price of the device or accessory to be its retail price excluding discounts. UScellular estimates the standalone selling price of wireless service to be the price offered to customers on month-to-month contracts.
Incentives
Discounts, incentives, and rebates to agents and end customers that are deemed cash are recognized as a reduction of Operating revenues concurrently with the associated revenue.
From time to time, UScellular may offer certain promotions to incentivize customers to switch to, or to purchase additional services from, UScellular. Under these types of promotions, an eligible customer may receive an incentive in the form of a discount off additional services purchased shown as a credit to the customer’s monthly bill. UScellular accounts for the future discounts as material rights at the time of the initial transaction by allocating and deferring revenue based on the relative proportion of the future discounts in comparison to the aggregate initial purchase. The deferred revenue will be recognized as service revenue in future periods.

Amounts Collected from Customers and Remitted to Governmental Authorities
UScellular records amounts collected from customers and remitted to governmental authorities on a net basis within a liability account if the amount is assessed upon the customer and UScellular merely acts as an agent in collecting the amount on behalf of the imposing governmental authority. If the amount is assessed upon UScellular, then amounts collected from customers are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $56 million, $53 million and $67 million for 2020, 2019 and 2018, respectively.
Disaggregation of Revenue
In the following table, UScellular's revenues are disaggregated by type of service, which represents the relevant categorization of revenues for UScellular, and timing of recognition. Service revenues are recognized over time and Equipment sales are point in time.

Year Ended December 31,	2020	2019	2018
(Dollars in millions)
Revenues from contracts with customers:
Retail service	$2,686	$2,650	$2,623
Inbound roaming	152	174	154
Other service	152	137	135
Service revenues from contracts with customers	2,990	2,961	2,912
Equipment sales	970	987	989
Total revenues from contracts with customers[1]	$3,960	$3,948	$3,901
1     Revenue line items in this table will not agree to amounts presented in the Consolidated Statement of Operations as the amounts in this table only include revenue resulting from contracts with customers.
Contract Balances
For contracts that involve multiple element service and equipment offerings, the transaction price is allocated to each performance obligation based on its relative standalone selling price. When payment is collected in advance of delivery of goods or services, a contract liability is recorded. A contract asset is recorded when revenue is recognized in advance of UScellular’s right to receive consideration. Once there is an unconditional right to receive the consideration, UScellular bills the customer under the terms of the respective contract and the amounts are recorded as receivables.
UScellular recognizes Equipment sales revenue when the equipment is delivered to the customer and a corresponding contract asset or liability is recorded for the difference between the amount of revenue recognized and the amount billed to the customer in cases where discounts are offered. The contract asset or liability is reduced over the contract term as service is provided and billed to the customer.
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

December 31,	2020	2019
(Dollars in millions)
Contract assets	$10	$7
Contract liabilities	$171	$154
Revenue recognized related to contract liabilities existing at January 1, 2020 was $134 million for the year ended December 31, 2020.

Transaction price allocated to the remaining performance obligations
The following table includes estimated service revenues expected to be recognized related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. These estimates represent service revenues to be recognized when wireless services are delivered to customers pursuant to service plan contracts and under certain roaming agreements with other carriers. These estimates are based on contracts in place as of December 31, 2020, and may vary from actual results. As practical expedients, revenue related to contracts of less than one year, generally month-to-month contracts, and contracts with a fixed per-unit price and variable quantity, are excluded from these estimates.

Service Revenues
(Dollars in millions)
2021	$240
2022	96
Thereafter	120
Total	$456
Contract Cost Assets
UScellular expects that commission fees paid as a result of obtaining contracts are recoverable and therefore UScellular defers and amortizes these costs. As a practical expedient, costs with an amortization period of one year or less are expensed as incurred. The contract cost asset balance related to commission fees and other costs was $124 million and $133 million at December 31, 2020 and 2019, respectively and was recorded in Other assets and deferred charges in the Consolidated Balance Sheet. Deferred commission fees are amortized based on the timing of transfer of the goods or services to which the assets relate, typically the contract term. Amortization of contract cost assets was $104 million, $109 million and $108 million for the years ended December 31, 2020, 2019 and 2018, respectively, and was included in Selling, general and administrative expenses.
Note 3 Fair Value Measurements
As of December 31, 2020 and 2019, UScellular did not have any material financial or nonfinancial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP.

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

UScellular has applied the provisions of fair value accounting for purposes of computing the fair value of financial instruments for disclosure purposes as displayed below.

	Level within the Fair Value Hierarchy	December 31, 2020		December 31, 2019
		Book Value	Fair Value	Book Value	Fair Value
(Dollars in millions)
Cash and cash equivalents	1	$1,271	$1,271	$285	$285
Short-term investments	1	3	3	—	—
Long-term debt
Retail	2	1,917	1,962	917	943
Institutional	2	535	707	534	594
Other	2	106	106	83	83
The fair values of Cash and cash equivalents and Short-term investments approximate their book values due to the short-term nature of these financial instruments. Long-term debt excludes lease obligations, other installment arrangements, the current portion of Long-term debt and debt financing costs. The fair value of “Retail” Long-term debt was estimated using market prices for the 7.25% 2063 Senior Notes, 7.25% 2064 Senior Notes, 6.95% Senior Notes, 6.25% Senior Notes issued in August 2020 and 5.5% Senior Notes issued in December 2020. UScellular’s “Institutional” debt consists of the 6.7% Senior Notes which are traded over the counter. UScellular’s “Other” debt consists of a senior term loan credit agreement and receivables securitization agreement. UScellular estimated the fair value of its Institutional and Other debt through a discounted cash flow analysis using the interest rates or estimated yield to maturity for each borrowing, which ranged from 1.35% to 3.75% and 3.55% to 5.73% at December 31, 2020 and 2019, respectively.

Note 4 Equipment Installment Plans
UScellular sells devices to customers under equipment installment plans over a specified time period. For certain equipment installment plans, after a specified period of time or amount of payments, the customer may have the right to upgrade to a new device and have the remaining unpaid equipment installment contract balance waived, subject to certain conditions, including trading in the original device in good working condition and signing a new equipment installment contract.
The following table summarizes equipment installment plan receivables as of December 31, 2020 and 2019.

December 31,	2020	2019
(Dollars in millions)
Equipment installment plan receivables, gross	$1,007	$1,008
Allowance for credit losses	(78)	(84)
Equipment installment plan receivables, net	$929	$924

Net balance presented in the Consolidated Balance Sheet as:
Accounts receivable — Customers and agents (Current portion)	$590	$587
Other assets and deferred charges (Non-current portion)	339	337
Equipment installment plan receivables, net	$929	$924
UScellular uses various inputs, including internal data, information from credit bureaus and other sources, to evaluate the credit profiles of its customers. From this evaluation, a credit class is assigned to the customer that determines the number of eligible lines, the amount of credit available, and the down payment requirement, if any. These credit classes are grouped into four credit categories: lowest risk, lower risk, slight risk and higher risk. A customer's assigned credit class is reviewed periodically and a change is made, if appropriate. An equipment installment plan billed amount is considered past due if not paid within 30 days. The balance and aging of the equipment installment plan receivables on a gross basis by credit category were as follows:

	December 31, 2020					December 31, 2019
	Lowest Risk	Lower Risk	Slight Risk	Higher Risk	Total	Lowest Risk	Lower Risk	Slight Risk	Higher Risk	Total
(Dollars in millions)
Unbilled	$819	$98	$22	$9	$948	$812	$99	$23	$8	$942
Billed — current	36	5	1	1	43	37	5	2	1	45
Billed — past due	8	5	2	1	16	11	6	3	1	21
Total	$863	$108	$25	$11	$1,007	$860	$110	$28	$10	$1,008
The balance of the equipment installment plan receivables as of December 31, 2020 on a gross basis by year of origination were as follows:

	2018	2019	2020	Total
(Dollars in millions)
Lowest Risk	$42	$270	$551	$863
Lower Risk	3	28	77	108
Slight Risk	1	6	18	25
Higher Risk	—	2	9	11
Total	$46	$306	$655	$1,007
Activity for the years ended December 31, 2020 and December 31, 2019, in the allowance for credit losses for equipment installment plan receivables was as follows:

	2020	2019
(Dollars in millions)
Allowance for credit losses, beginning of year	$84	$77
Bad debts expense	50	82
Write-offs, net of recoveries	(56)	(75)
Allowance for credit losses, end of year	$78	$84

Note 5 Income Taxes
UScellular is included in a consolidated federal income tax return and in certain state income tax returns with other members of the TDS consolidated group. For financial statement purposes, UScellular and its subsidiaries compute their income tax expense as if they comprised a separate affiliated group and were not included in the TDS consolidated group.
UScellular’s current income taxes balances at December 31, 2020 and 2019, were as follows:

December 31,	2020	2019
(Dollars in millions)
Federal income taxes receivable	$124	$44
Net state income taxes receivable	1	2
Income tax expense (benefit) is summarized as follows:

Year Ended December 31,	2020	2019	2018
(Dollars in millions)
Current
Federal	$(118)	$44	$48
State	5	12	6
Deferred
Federal	124	—	(5)
State	6	(4)	2
Total income tax expense (benefit)	$17	$52	$51
A reconciliation of UScellular’s income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax rate to UScellular’s effective income tax rate is as follows:

Year Ended December 31,	2020		2019		2018
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense and rate	$52	21.0%	$39	21.0%	$45	21.0%
State income taxes, net of federal benefit[1]	8	3.4	6	3.4	9	4.0
Federal income tax rate change[2]	—	—	—	—	(4)	(2.0)
Change in federal valuation allowance[3]	—	0.1	7	3.6	(1)	(0.3)
Loss carryback benefit of CARES Act[4]	(49)	(19.8)	—	—	—	—
Nondeductible compensation	6	2.6	2	1.3	4	1.8
Tax credits	—	(0.1)	(3)	(1.5)	—	(0.1)
Other differences, net	—	(0.6)	1	0.3	(2)	(0.7)
Total income tax expense (benefit) and rate	$17	6.6%	$52	28.1%	$51	23.7%
1State income taxes, net of federal benefit, include changes in unrecognized tax benefits as well as adjustments to state valuation allowances.
2The Tax Act reduced the federal income tax rate from 35% to 21% for years after 2017, resulting in a tax benefit in 2018 due primarily to finalizing the analysis for 2017 depreciation deductions pursuant to FASB Accounting Standards Update 2018-05, Income Taxes: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118.
3Change in federal valuation allowance in 2019 is due primarily to interest expense carryforwards not expected to be realized. The 2018 change also includes interest expense carryforwards not expected to be realized, offset by a change in judgment related to net operating loss carryforwards that became realizable due to an internal restructuring.
4The CARES Act provides a 5-year carryback of net operating losses generated in years 2018-2020. As the statutory federal tax rate applicable to certain years within the carryback period is 35%, carryback to those years provides a tax benefit in excess of the current federal statutory rate of 21%.

Significant components of UScellular’s deferred income tax assets and liabilities at December 31, 2020 and 2019, were as follows:

December 31,	2020	2019
(Dollars in millions)
Deferred tax assets
Net operating loss (NOL) carryforwards	$107	$96
Lease liabilities	236	230
Asset retirement obligation	51	45
Other	83	84
Total deferred tax assets	477	455
Less valuation allowance	(94)	(90)
Net deferred tax assets	383	365
Deferred tax liabilities
Property, plant and equipment	391	284
Licenses/intangibles	256	230
Partnership investments	143	131
Lease assets	215	206
Other	11	21
Total deferred tax liabilities	1,016	872
Net deferred income tax liability	$633	$507
At December 31, 2020, UScellular and certain subsidiaries had $2,056 million of state NOL carryforwards (generating a $96 million deferred tax asset) available to offset future taxable income. The state NOL carryforwards expire between 2021 and 2040. UScellular and certain subsidiaries had $52 million federal NOL carryforwards (generating a $11 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards generally expire between 2021 and 2038, with the exception of federal NOLs generated after 2017, which do not expire. A valuation allowance was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.
A summary of UScellular’s deferred tax asset valuation allowance is as follows:

	2020	2019	2018
(Dollars in millions)
Balance at beginning of year	$90	$75	$77
Charged to Income tax expense	4	15	5
Charged to Retained earnings	—	—	(7)
Balance at end of year	$94	$90	$75
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2020	2019	2018
(Dollars in millions)
Unrecognized tax benefits balance at beginning of year	$48	$48	$47
Additions for tax positions of current year	7	7	6
Additions for tax positions of prior years	2	—	1
Reductions for tax positions of prior years	—	(6)	—
Reductions for settlements of tax positions	—	(1)	—
Reductions for lapses in statutes of limitations	(6)	—	(6)
Unrecognized tax benefits balance at end of year	$51	$48	$48
Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet. If these benefits were recognized, they would have reduced income tax expense in 2020, 2019 and 2018 by $41 million, $37 million and $38 million, respectively, net of the federal benefit from state income taxes.
UScellular recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense (benefit). The amounts charged to income tax expense related to interest and penalties resulted in an expense of $2 million and $3 million in 2020 and 2019, respectively, and a benefit of less than $1 million in 2018. Net accrued liabilities for interest and penalties were $23 million and $21 million at December 31, 2020 and 2019, respectively, and are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

UScellular is included in TDS’ consolidated federal and certain state income tax returns. UScellular also files certain state and local income tax returns separately from TDS. With limited exceptions, TDS is no longer subject to federal and state income tax audits for the years prior to 2017.
Note 6 Earnings Per Share
Basic earnings per share attributable to UScellular shareholders is computed by dividing Net income attributable to UScellular shareholders by the weighted average number of Common Shares outstanding during the period. Diluted earnings per share attributable to UScellular shareholders is computed by dividing Net income attributable to UScellular shareholders by the weighted average number of Common Shares outstanding during the period adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities primarily include incremental shares issuable upon the exercise of outstanding stock options and the vesting of performance and restricted stock units.
The amounts used in computing basic and diluted earnings per share attributable to UScellular shareholders were as follows:

Year Ended December 31,	2020	2019	2018
(Dollars and shares in millions, except per share amounts)
Net income attributable to UScellular shareholders	$229	$127	$150

Weighted average number of shares used in basic earnings per share	86	86	86
Effects of dilutive securities	1	2	1
Weighted average number of shares used in diluted earnings per share	87	88	87

Basic earnings per share attributable to UScellular shareholders	$2.66	$1.47	$1.75

Diluted earnings per share attributable to UScellular shareholders	$2.62	$1.44	$1.72
Certain Common Shares issuable upon the exercise of stock options or vesting of performance and restricted stock units were not included in weighted average diluted shares outstanding for the calculation of Diluted earnings per share attributable to UScellular shareholders because their effects were antidilutive. The number of such Common Shares excluded was less than 1 million shares, less than 1 million shares and 2 million shares for 2020, 2019 and 2018, respectively.
Note 7 Intangible Assets
Licenses
UScellular reviews attractive opportunities to acquire additional wireless spectrum, including pursuant to FCC auctions. UScellular also may seek to divest outright or include in exchanges wireless spectrum that is not strategic to its long-term success. Activity related to UScellular's Licenses is presented below.

	2020	2019
(Dollars in millions)
Balance at beginning of year	$2,471	$2,186
Acquisitions	171	267
Divestitures	(18)	(10)
Exchanges - Licenses received	—	26
Capitalized interest	5	2
Balance at end of year	$2,629	$2,471
Auction 103
In March 2020, the FCC announced by way of public notice that UScellular was the provisional winning bidder for 237 wireless spectrum licenses in the 37, 39 and 47 GHz bands (Auction 103) for $146 million. In June 2020, the wireless spectrum licenses from Auction 103 were granted by the FCC.

Note 8 Investments in Unconsolidated Entities
Investments in unconsolidated entities consist of amounts invested in entities in which UScellular holds a noncontrolling interest. UScellular's Investments in unconsolidated entities are accounted for using either the equity method or measurement alternative method as shown in the table below. The carrying value of measurement alternative method investments represents cost minus any impairments plus or minus any observable price changes.

December 31,	2020	2019
(Dollars in millions)
Equity method investments:
Capital contributions, loans, advances and adjustments	$104	$105
Cumulative share of income	2,238	2,060
Cumulative share of distributions	(1,914)	(1,725)
Total equity method investments	428	440
Measurement alternative method investments	7	7
Total investments in unconsolidated entities	$435	$447
The following tables, which are based on unaudited information provided in part by third parties, summarize the combined assets, liabilities and equity, and results of operations of UScellular’s equity method investments:

December 31,	2020	2019
(Dollars in millions)
Assets
Current	$1,199	$1,477
Noncurrent	5,849	5,725
Total assets	$7,048	$7,202

Liabilities and Equity
Current liabilities	$643	$625
Noncurrent liabilities	1,112	1,119
Partners' capital and shareholders' equity	5,293	5,458
Total liabilities and equity	$7,048	$7,202

Year Ended December 31,	2020	2019	2018
(Dollars in millions)
Results of Operations
Revenues	$6,677	$6,903	$6,777
Operating expenses	4,733	5,022	4,965
Operating income	1,944	1,881	1,812
Other income (expense), net	16	(22)	11
Net income	$1,960	$1,859	$1,823

Note 9 Property, Plant and Equipment
Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2020 and 2019, were as follows:

December 31,	Useful Lives (Years)	2020	2019
(Dollars in millions)
Land	N/A	$34	$35
Buildings	20	295	295
Leasehold and land improvements	1-30	1,369	1,280
Cell site equipment	7-25	4,018	3,708
Switching equipment	5-8	1,094	1,051
Office furniture and equipment	3-5	282	280
Other operating assets and equipment	3-5	49	48
System development	1-7	1,327	1,238
Work in process	N/A	317	358
Total property, plant and equipment, gross		8,785	8,293
Accumulated depreciation and amortization		(6,319)	(6,086)
Total property, plant and equipment, net		$2,466	$2,207
Depreciation and amortization expense totaled $669 million, $689 million and $627 million in 2020, 2019 and 2018, respectively. In 2020, 2019 and 2018, (Gain) loss on asset disposals, net included charges of $25 million, $19 million and $10 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service in the normal course of business.
Note 10 Leases
Change in Accounting Policy
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases and subsequently amended the standard with several Accounting Standards Updates, collectively referred to as ASC 842. This standard replaces the previous lease accounting standard under ASC 840 - Leases and requires lessees to record a right-of-use (ROU) asset and lease liability for the majority of leases. UScellular adopted the provisions of ASC 842 on January 1, 2019, using a modified retrospective method. Under this method, UScellular elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on retained earnings.
Lessee Agreements
A lease is generally present in a contract if the lessee controls the use of identified property, plant or equipment for a period of time in exchange for consideration. Nearly all of UScellular’s leases are classified as operating leases, although it does have a small number of finance leases. UScellular’s most significant leases are for land and tower spaces, network facilities, retail spaces, and offices.
UScellular has agreements with both lease and nonlease components, which are accounted for separately. As part of the present value calculation for the lease liabilities, UScellular uses an incremental borrowing rate as the rates implicit in the leases are not readily determinable. The incremental borrowing rates used for lease accounting are based on UScellular's unsecured rates, adjusted to approximate the rates at which UScellular would be required to borrow on a collateralized basis over a term similar to the recognized lease term. UScellular applies the incremental borrowing rates to lease components using a portfolio approach based upon the length of the lease term. The cost of nonlease components in UScellular’s lease portfolio (e.g., utilities and common area maintenance) are not typically predetermined at lease commencement and are expensed as incurred at their relative standalone price.
Variable lease expense occurs when, subsequent to the lease commencement, lease payments are made that were not originally included in the lease liability calculation. UScellular’s variable lease payments are primarily a result of leases with escalations that are tied to an index. The incremental changes due to the index changes are recorded as variable lease expense and are not included in the ROU assets or lease liabilities.
The identified lease term determines the periods to which expense is allocated and also has a significant impact on the ROU asset and lease liability calculations. Many of UScellular’s leases include renewal and early termination options. At lease commencement, the lease terms include options to extend the lease when UScellular is reasonably certain that it will exercise the options. The lease terms do not include early termination options unless UScellular is reasonably certain to exercise the options. Certain asset classes have similar lease characteristics; therefore, UScellular has applied the portfolio approach for lease term recognition for its tower space, retail, and certain ground lease asset classes.

The following table shows the components of lease cost included in the Consolidated Statement of Operations:

Year Ended December 31,	2020	2019
(Dollars in millions)
Operating lease cost	$171	$163
Financing lease cost:
Amortization of ROU assets	1	1
Variable lease cost	10	7
Total lease cost	$182	$171

The following table shows supplemental cash flow information related to lease activities:

Year Ended December 31,	2020	2019
(Dollars in millions)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$169	$156
Operating cash flows from finance leases	1	1
ROU assets obtained in exchange for lease obligations:
Operating leases	$155	$125
The following table shows the classification of UScellular’s finance leases in its Consolidated Balance Sheet:

December 31,	2020	2019
(Dollars in millions)
Finance Leases
Property, plant and equipment	$8	$7
Less: Accumulated depreciation and amortization	5	4
Property, plant and equipment, net	$3	$3
Current portion of long-term debt	—	1
Long-term debt, net	$3	$3
Total finance lease liabilities	$3	$4
The table below shows a weighted-average analysis for lease terms and discount rates for all leases:

December 31,	2020	2019
Weighted Average Remaining Lease Term
Operating leases	12 years	13 years
Finance leases	30 years	25 years

Weighted Average Discount Rate
Operating leases	4.1%	4.4%
Finance leases	6.8%	7.0%
The maturities of lease liabilities are as follows:

	Operating Leases	Finance Leases
(Dollars in millions)
2021	$152	$—
2022	152	—
2023	135	1
2024	116	1
2025	94	—
Thereafter	690	11
Total lease payments[1]	$1,339	$13
Less: Imputed interest	348	10
Present value of lease liabilities	$991	$3
1    Lease payments exclude $51 million of legally binding lease payments for leases signed but not yet commenced.

Lessor Agreements
UScellular's most significant lessor leases are for tower space. All of UScellular’s lessor leases are classified as operating leases. A lease is generally present in a contract if the lessee controls the use of identified property, plant, or equipment for a period of time in exchange for consideration. UScellular’s lessor agreements with lease and nonlease components are generally accounted for separately.
The identified lease term determines the periods to which revenue is allocated over the term of the lease. Many of UScellular’s leases include renewal and early termination options. At lease commencement, lease terms include options to extend the lease when UScellular is reasonably certain that lessees will exercise the options. Lease terms would not include periods after the date of a termination option that lessees are reasonably certain to exercise.
Variable lease income occurs when, subsequent to the lease commencement, lease payments are received that were not originally included in the lease receivable calculation. UScellular’s variable lease income is primarily a result of leases with escalations that are tied to an index. The incremental increases due to the index changes are recorded as variable lease income.
The following table shows the components of lease income which are included in Service revenues in the Consolidated Statement of Operations:

Year Ended December 31,	2020	2019
(Dollars in millions)
Operating lease income[1]	$77	$74
1During the third quarter of 2019, UScellular recorded an out-of-period adjustment attributable to 2009 through the second quarter of 2019 due to errors in the timing of recognition of revenue for certain tower leases. This out-of-period adjustment had the impact of increasing operating lease income by $5 million for the year ended December 31, 2019. UScellular determined that this adjustment was not material to any of the periods impacted.
The maturities of expected lease payments to be received are as follows:

Operating Leases
(Dollars in millions)
2021	$65
2022	60
2023	48
2024	33
2025	14
Thereafter	2
Total future lease maturities	$222
Note 11 Asset Retirement Obligations
UScellular is subject to asset retirement obligations associated with its leased cell sites, switching office sites, retail store sites and office locations. Asset retirement obligations generally include obligations to restore leased land, towers, retail store and office premises to their pre-lease conditions. These obligations are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.
In 2020 and 2019, UScellular performed a review of the assumptions and estimated costs related to its asset retirement obligations. The results of the reviews (identified as Revisions in estimated cash outflows) and other changes in asset retirement obligations during 2020 and 2019, were as follows:

	2020	2019
(Dollars in millions)
Balance at beginning of year	$220	$203
Additional liabilities accrued	5	2
Revisions in estimated cash outflows	11	2
Disposition of assets	(1)	(1)
Accretion expense	14	14
Balance at end of year	$249	$220

Note 12 Debt
Revolving Credit Agreement
At December 31, 2020, UScellular had a revolving credit agreement available for general corporate purposes. Amounts under the revolving credit agreement may be borrowed, repaid and reborrowed from time to time until maturity in March 2025. Interest expense representing commitment fees on the unused portion of the revolving line of credit was $1 million in each of 2020, 2019 and 2018. The commitment fees are based on the unsecured senior debt ratings assigned to UScellular by certain ratings agencies.

The following table summarizes the revolving credit agreement as of December 31, 2020:

(Dollars in millions)
Maximum borrowing capacity	$300
Letters of credit outstanding	$2
Amount borrowed	$—
Amount available for use	$298
Borrowings under the revolving credit agreement bear interest either at a London Inter-bank Offered Rate (LIBOR) plus 1.50% or at an alternative Base Rate as defined in the revolving credit agreement plus 0.50%, at UScellular’s option. UScellular may select a borrowing period of either one, two, three or six months (or other period of twelve months or less if requested by UScellular and approved by the lenders). UScellular’s credit spread and commitment fees on its revolving credit agreement may be subject to increase if its current credit rating from nationally recognized credit rating agencies is lowered, and may be subject to decrease if the rating is raised.
In connection with UScellular’s revolving credit agreement, TDS and UScellular entered into a subordination agreement together with the administrative agent for the lenders under UScellular’s revolving credit agreement. Pursuant to this subordination agreement, (a) any consolidated funded indebtedness from UScellular to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from UScellular to TDS (other than “refinancing indebtedness” as defined in the subordination agreement) in excess of $105 million and (ii) refinancing indebtedness in excess of $250 million will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under UScellular’s revolving credit agreement. As of December 31, 2020, UScellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the revolving credit agreement pursuant to the subordination agreement.
The continued availability of the revolving credit agreement requires UScellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing.
The revolving credit agreement includes the following financial covenants:
▪Consolidated Interest Coverage Ratio may not be less than 3.00 to 1.00 as of the end of any fiscal quarter.
▪Consolidated Leverage Ratio may not be greater than 3.25 to 1.00 as of the end of any fiscal quarter.
Certain UScellular wholly-owned subsidiaries have jointly and severally unconditionally guaranteed the payment and performance of the obligations of UScellular under the revolving credit agreement. Other subsidiaries that meet certain criteria will be required to provide a similar guaranty in the future. UScellular believes it was in compliance with all of the financial and other covenants and requirements set forth in its revolving credit agreement as of December 31, 2020.
Term Loan Agreement
At December 31, 2020, UScellular had a senior term loan credit agreement available for general corporate purposes. The term loan may be drawn in one or more advances by the one-year anniversary of the date of the agreement which is June 11, 2021; amounts not drawn by that time will cease to be available.
The following table summarizes the term loan credit agreement as of December 31, 2020:

(Dollars in millions)
Maximum borrowing capacity	$300
Amount borrowed	$83
Amount available for use	$217

Borrowings under the agreement bear interest at a rate of LIBOR plus 2.25%. Principal reductions are due and payable in quarterly installments of $0.75 million beginning in September 2021. The remaining unpaid balance will be due and payable in June 2027. In connection with UScellular’s term loan credit agreement, TDS and UScellular entered into a subordination agreement together with the administrative agent for the lenders under UScellular’s term loan credit agreement, which is substantially the same as the subordination agreement for UScellular as described above under the “Revolving Credit Agreement.” As of December 31, 2020, UScellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the term loan agreement pursuant to this subordination agreement.
The senior term loan credit agreement contains financial covenants and subsidiary guarantees that are consistent with the revolving credit agreements described above. UScellular believes that it was in compliance with all of the financial and other covenants and requirements set forth in its term loan credit agreement as of December 31, 2020.
Receivables Securitization Agreement
At December 31, 2020, UScellular had a receivables securitization agreement for securitized borrowings using its equipment installment receivables for general corporate purposes. Amounts under the receivables securitization agreement may be borrowed, repaid and reborrowed from time to time until maturity in December 2022, which may be extended from time to time as specified therein. The outstanding borrowings bear interest at floating rates. In April 2020, UScellular borrowed $125 million under its receivables securitization agreement. In October 2020, UScellular amended and restated its agreement to increase its total borrowing capacity to $300 million. In December 2020, UScellular repaid $100 million of the outstanding borrowing. As of December 31, 2020, the outstanding borrowings under the agreement were $25 million and the unused capacity was $275 million, subject to sufficient collateral to satisfy the asset borrowing base provisions of the agreement. As of December 31, 2020, the USCC Master Note Trust held $205 million of assets available to be pledged as collateral for the receivables securitization agreement. Interest expense representing commitment fees on the unused portion of the agreement was $1 million in each of 2020, 2019 and 2018.
In connection with entering into the receivables securitization agreement in 2017, UScellular formed a wholly-owned subsidiary, USCC Master Note Trust (Trust), which qualifies as a bankruptcy remote entity. Under the terms of the agreement, UScellular, through its subsidiaries, transfers eligible equipment installment receivables to the Trust. The Trust then utilizes the transferred assets as collateral for notes payables issued to third party financial institutions. Since UScellular retains effective control of the transferred assets in the Trust, any activity associated with this receivables securitization agreement will be treated as a secured borrowing. Therefore, UScellular will continue to report equipment installment receivables and any related balances on the Consolidated Balance Sheet. Cash received from borrowings under the receivables securitization agreement will be reported as Debt. Refer to Note 14 — Variable Interest Entities for additional information.
UScellular entered into a performance guaranty whereby UScellular guarantees the performance of certain wholly-owned subsidiaries of UScellular under the receivables securitization agreement.
The continued availability of the receivables securitization agreement requires UScellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and provide representations on certain matters at the time of each borrowing. The covenants include the same financial covenants for UScellular as described above under the “Revolving Credit Agreement.” UScellular believes that it was in compliance as of December 31, 2020, with all of the financial covenants and requirements set forth in its receivables securitization agreement.
Other Long-Term Debt
In August 2020, UScellular issued $500 million of 6.25% Senior Notes due 2069, and received cash proceeds of $483 million after payment of debt issuance costs of $17 million. These funds will be used for general corporate purposes.
In December 2020, UScellular issued $500 million of 5.5% Senior Notes due 2070, and received cash proceeds of $483 million after payment of debt issuance costs of $17 million. These funds will be used for general corporate purposes.

Long-term debt as of December 31, 2020 and 2019, was as follows:

				December 31, 2020			December 31, 2019
	Issuance date	Maturity date	Call date (any time on or after)	Principal Amount	Less Unamortized discounts and debt issuance costs	Total	Principal Amount	Less Unamortized discount and debt issuance costs	Total
(Dollars in millions)
Unsecured Senior Notes
6.700%	Dec 2003 and June 2004	Dec 2033	Dec 2003 and June 2004	$544	$13	$531	$544	$13	$531
6.950%	May 2011	May 2060	May 2016	342	11	331	342	11	331
7.250%	Dec 2014	Dec 2063	Dec 2019	275	10	265	275	10	265
7.250%	Nov 2015	Dec 2064	Dec 2020	300	10	290	300	10	290
6.250%	Aug 2020	Sep 2069	Sep 2025	500	17	483	—	—	—
5.500%	Dec 2020	Mar 2070	Mar 2026	500	17	483	—	—	—
Term Loan				83	3	80	83	1	82
EIP Securitization				25	—	25	—	—	—
Finance lease obligations				3	—	3	4	—	4
Installment payment agreement				—	—	—	7	—	7
Total long-term debt				$2,572	$81	$2,491	$1,555	$45	$1,510
Long-term debt, current						$2			$8
Long-term debt, noncurrent						$2,489			$1,502
UScellular may redeem its 6.95% Senior Notes, 7.25% 2063 Senior Notes, 7.25% 2064 Senior Notes, 6.25% Senior Notes and 5.5% Senior Notes, in whole or in part at any time after the respective call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest. UScellular may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points.
Interest on the Senior Notes outstanding at December 31, 2020, is payable quarterly, with the exception of the 6.7% Senior Notes for which interest is payable semi-annually.
The annual requirements for principal payments on long-term debt are approximately $2 million, $28 million, $3 million, $3 million and $3 million for the years 2021 through 2025, respectively.
The covenants associated with UScellular’s long-term debt obligations, among other things, restrict UScellular’s ability, subject to certain exclusions, to incur additional liens, enter into sale and leaseback transactions, and sell, consolidate or merge assets.
UScellular’s long-term debt notes do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in UScellular’s credit rating.
Note 13 Commitments and Contingencies
Indemnifications
UScellular enters into agreements in the normal course of business that provide for indemnification of counterparties. The terms of the indemnifications vary by agreement. The events or circumstances that would require UScellular to perform under these indemnities are transaction specific; however, these agreements may require UScellular to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. UScellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, UScellular has not made any significant indemnification payments under such agreements.

Legal Proceedings
UScellular is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. If UScellular believes that a loss arising from such legal proceedings is probable and can be reasonably estimated, an amount is accrued in the financial statements for the estimated loss. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements. UScellular accrued less than $1 million with respect to legal proceedings and unasserted claims as of December 31, 2020. UScellular recorded no accrual with respect to legal proceedings and unasserted claims as of December 31, 2019.
In April 2018, the United States Department of Justice (DOJ) notified UScellular and its parent, TDS, that it was conducting inquiries of UScellular and TDS under the federal False Claims Act relating to UScellular’s participation in wireless spectrum license auctions 58, 66, 73 and 97 conducted by the FCC. UScellular is/was a limited partner in several limited partnerships which qualified for the 25% bid credit in each auction. The investigation arose from civil actions under the Federal False Claims Act brought by private parties in the U.S. District Court for the Western District of Oklahoma. In November and December 2019, following the DOJ’s investigation, the DOJ informed UScellular and TDS that it would not intervene in the above-referenced actions. Subsequently, the private party plaintiffs filed amended complaints in both actions in the U.S. District Court for the Western District of Oklahoma and are continuing the action on their own. In July 2020, these actions were transferred to the U.S. District Court for the District of Columbia. UScellular believes that its arrangements with the limited partnerships and the limited partnerships’ participation in the FCC auctions complied with applicable law and FCC rules. At this time, UScellular cannot predict the outcome of any proceeding.
Other Commitments
Subsequent to December 31, 2020, UScellular committed to purchase wireless spectrum licenses for approximately $1,460 million inclusive of associated costs, subject to regulatory approval.
Note 14 Variable Interest Entities
Consolidated VIEs
UScellular consolidates VIEs in which it has a controlling financial interest as defined by GAAP and is therefore deemed the primary beneficiary. UScellular reviews the criteria for a controlling financial interest at the time it enters into agreements and subsequently when events warranting reconsideration occur. These VIEs have risks similar to those described in the “Risk Factors” in UScellular’s Form 10-K for the year ended December 31, 2020.
UScellular formed USCC EIP LLC (Seller/Sub-Servicer), USCC Receivables Funding LLC (Transferor) and the Trust, collectively the special purpose entities (SPEs), to facilitate a securitized borrowing using its equipment installment plan receivables. Under a Receivables Sale Agreement, UScellular wholly-owned, majority-owned and unconsolidated entities, collectively referred to as “affiliated entities”, transfer device equipment installment plan contracts to the Seller/Sub-Servicer. The Seller/Sub-Servicer aggregates device equipment installment plan contracts, and performs servicing, collection and all other administrative activities related to accounting for the equipment installment plan contracts. The Seller/Sub-Servicer sells the eligible equipment installment plan receivables to the Transferor, a bankruptcy remote entity, which subsequently sells the receivables to the Trust. The Trust, which is bankruptcy remote and isolated from the creditors of UScellular, will be responsible for issuing asset-backed variable funding notes (Notes), which are collateralized by the equipment installment plan receivables owned by the Trust. Given that UScellular has the power to direct the activities of these SPEs, and that these SPEs lack sufficient equity to finance their activities, UScellular is deemed to have a controlling financial interest in the SPEs and, therefore, consolidates them. All transactions with third parties (e.g., issuance of the asset-backed variable funding notes) will be accounted for as a secured borrowing due to the pledging of equipment installment plan contracts as collateral, significant continuing involvement in the transferred assets, subordinated interests of the cash flows, and continued evidence of control of the receivables. Refer to Note 12 — Debt, Receivables Securitization Agreement for additional details regarding the securitization agreement for which these entities were established.
The following VIEs were formed to participate in FCC auctions of wireless spectrum licenses and to fund, establish, and provide wireless service with respect to any FCC wireless spectrum licenses won in the auctions:
▪Advantage Spectrum, L.P. (Advantage Spectrum) and Sunshine Spectrum, Inc., the general partner of Advantage Spectrum; and
▪King Street Wireless, L.P. (King Street Wireless) and King Street Wireless, Inc., the general partner of King Street Wireless.
These particular VIEs are collectively referred to as designated entities. The power to direct the activities that most significantly impact the economic performance of these VIEs is shared. Specifically, the general partner of these VIEs has the exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships. The general partner of each partnership needs the consent of the limited partner, an indirect UScellular subsidiary, to sell or lease certain wireless spectrum licenses, to make certain large expenditures, admit other partners or liquidate the limited partnerships. Although the power to direct the activities of these VIEs is shared, UScellular has the most significant level of exposure to the variability associated with the economic performance of the VIEs, indicating that UScellular is the primary beneficiary of the VIEs. Therefore, in accordance with GAAP, these VIEs are consolidated.

UScellular also consolidates other VIEs that are limited partnerships that provide wireless service. A limited partnership is a variable interest entity unless the limited partners hold substantive participating rights or kick-out rights over the general partner. For certain limited partnerships, UScellular is the general partner and manages the operations. In these partnerships, the limited partners do not have substantive kick-out or participating rights and, further, such limited partners do not have the authority to remove the general partner. Therefore, these limited partnerships also are recognized as VIEs and are consolidated under the variable interest model.
The following table presents the classification and balances of the consolidated VIEs’ assets and liabilities in UScellular’s Consolidated Balance Sheet.

December 31,	2020	2019
(Dollars in millions)
Assets
Cash and cash equivalents	$18	$19
Short-term investments	3	—
Accounts receivable	639	639
Inventory, net	3	6
Other current assets	21	7
Licenses	639	649
Property, plant and equipment, net	111	104
Operating lease right-of-use assets	39	44
Other assets and deferred charges	348	346
Total assets	$1,821	$1,814
Liabilities
Current liabilities	$28	$32
Long-term operating lease liabilities	36	41
Other deferred liabilities and credits	20	14
Total liabilities	$84	$87
Unconsolidated VIEs
UScellular manages the operations of and holds a variable interest in certain other limited partnerships, but is not the primary beneficiary of these entities and, therefore, does not consolidate them under the variable interest model.
UScellular’s total investment in these unconsolidated entities was $5 million at both December 31, 2020 and 2019, and is included in Investments in unconsolidated entities in UScellular’s Consolidated Balance Sheet. The maximum exposure from unconsolidated VIEs is limited to the investment held by UScellular in those entities.
Other Related Matters
UScellular made contributions, loans or advances to its VIEs totaling $111 million, $255 million and $152 million during 2020, 2019 and 2018, respectively; of which $83 million in 2020, $214 million in 2019 and $116 million in 2018 are related to USCC EIP LLC as discussed above. UScellular may agree to make additional capital contributions and/or advances to these or other VIEs and/or to their general partners to provide additional funding for operations or the development of wireless spectrum licenses granted in various auctions. UScellular may finance such amounts with a combination of cash on hand, borrowings under its revolving credit or receivables securitization agreements and/or other long-term debt. There is no assurance that UScellular will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.
The limited partnership agreement of Advantage Spectrum also provides the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of UScellular, to purchase its interest in the limited partnership. The general partner’s put option related to its interest in Advantage Spectrum will be exercisable in 2021, and if not exercised at that time, will be exercisable in 2022. The greater of the carrying value of the general partner's investment or the value of the put option, net of any borrowings due to UScellular is recorded as Noncontrolling interests with redemption features in UScellular’s Consolidated Balance Sheet. Also in accordance with GAAP, minority share of income or changes in the redemption value of the put option, net of interest accrued on the loans, are recorded as a component of Net income attributable to noncontrolling interests, net of tax, in UScellular’s Consolidated Statement of Operations.
During the first quarter of 2018, UScellular recorded an out-of-period adjustment attributable to 2016 and 2017 due to errors in the application of accounting guidance applicable to the calculation of Noncontrolling interests with redemption features related to King Street Wireless, Inc. This out-of-period adjustment had the impact of increasing Net income attributable to noncontrolling interests, net of tax, by $6 million and decreasing Net income attributable to UScellular shareholders by $6 million in 2018. UScellular determined that this adjustment was not material to any of the periods impacted.

Note 15 Noncontrolling Interests
UScellular’s consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments. These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships, where the terms of the underlying partnership agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and UScellular in accordance with the respective partnership agreements. The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2092.
The estimated aggregate amount that would be due and payable to settle all of these noncontrolling interests, assuming an orderly liquidation of the finite-lived consolidated partnerships on December 31, 2020, net of estimated liquidation costs, is $33 million. This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet. The estimate of settlement value was based on certain factors and assumptions which are subjective in nature. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount. The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships at December 31, 2020, was $13 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders’ share of the underlying net assets in the consolidated partnerships. Neither the noncontrolling interest holders’ share, nor UScellular’s share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements.
Note 16 Common Shareholders’ Equity
Series A Common Shares
Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2020, a majority of UScellular’s outstanding Common Shares and all of UScellular’s outstanding Series A Common Shares were held by TDS.
Common Share Repurchase Program
In November 2009, UScellular announced by Form 8-K that the Board of Directors of UScellular authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. In December 2016, the UScellular Board amended this authorization to provide that, beginning on January 1, 2017, the authorized repurchase amount with respect to a particular year will be any amount from zero to 1,300,000 Common Shares, as determined by the Pricing Committee of the Board of Directors, and that if the Pricing Committee did not specify an amount for any year, such amount would be zero for such year. The Pricing Committee has not specified any increase in the authorization since that time. The Pricing Committee also was authorized to decrease the cumulative amount of the authorization at any time, but has not taken any action to do so at this time. As of December 31, 2020, the total cumulative amount of Common Shares authorized to be purchased is 4,507,000. The authorization provides that share repurchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions. This authorization does not have an expiration date.
Pursuant to stock-based compensation plans, UScellular reissued the following Treasury Shares:

Year Ended December 31,	2020	2019	2018
Treasury Shares Reissued	693,000	432,000	1,181,000
Tax-Deferred Savings Plan
At December 31, 2020, UScellular has reserved 67,000 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit‑sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a UScellular Common Share fund, a TDS Common Share fund or certain unaffiliated funds.
Note 17 Stock-Based Compensation
UScellular has established the following stock‑based compensation plans: Long-Term Incentive Plans and a Non-Employee Director compensation plan.
Under the UScellular Long-Term Incentive Plans, UScellular may grant fixed and performance-based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2020, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, performance share awards and deferred compensation stock unit awards.
Under the Non-Employee Director compensation plan, UScellular may grant Common Shares to members of the Board of Directors who are not employees of UScellular or TDS.

At December 31, 2020, UScellular had reserved 12,193,000 Common Shares for equity awards granted and to be granted under the Long-Term Incentive Plans and 105,000 Common Shares for issuance under the Non-Employee Director compensation plan.
UScellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.
Long-Term Incentive Plans – Stock Options
UScellular's last stock option grant occurred in 2016.
Stock options outstanding, and the related weighted average exercise price, at December 31, 2020 and 2019 were 418,000 units at $42.23 and 460,000 units at $42.20, respectively. All stock options are exercisable and expire between 2021 and 2026.
The aggregate intrinsic value of UScellular stock options exercised in 2019 and 2018 was $3 million and $19 million, respectively. No stock options were exercised in 2020.
Long-Term Incentive Plans – Restricted Stock Units
Restricted stock unit awards granted to key employees generally vest after three years. The restricted stock unit awards currently outstanding were granted in 2018, 2019 and 2020 and will vest in 2021, 2022 and 2023, respectively.
UScellular estimates the fair value of restricted stock units based on the closing market price of UScellular shares on the date of grant. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.
A summary of UScellular nonvested restricted stock units and changes during 2020 is presented in the table below:

Common Restricted Stock Units	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2019	1,461,000	$40.90
Granted	1,020,000	$29.18
Vested	(653,000)	$35.54
Forfeited	(168,000)	$34.81
Nonvested at December 31, 2020	1,660,000	$36.43
The total fair value of restricted stock units that vested during 2020, 2019 and 2018 was $20 million, $25 million and $16 million, respectively. The weighted average grant date fair value per share of the restricted stock units granted in 2020, 2019 and 2018 was $29.18, $46.81 and $38.19, respectively.
Long-Term Incentive Plans – Performance Share Units
Beginning in 2017, UScellular granted performance share units to key employees. The performance share units generally vest after three years. Each recipient may be entitled to shares of UScellular common stock equal to 50% to 200% of a communicated target award depending on the achievement of predetermined performance-based operating targets over the performance period, which is generally a one-year period beginning on January 1 in the year of grant to December 31 in the year of grant. The remaining time through the end of the vesting period is considered the “time-based period”. Performance-based operating targets for grants made prior to 2020 include Simple Free Cash Flow, Consolidated Total Operating Revenues and Postpaid Handset Voluntary Defections, and for grants made during 2020 include Consolidated Total Service Revenues, Consolidated Operating Cash Flow, Consolidated Capital Expenditures and Postpaid Handset Voluntary Defections. Subject to vesting during the time-based period, the performance share unit award agreement provides that in no event shall the award be less than 50% of the target opportunity as of the grant date. The performance share units currently outstanding were granted in 2018, 2019 and 2020 and will vest in 2021, 2022 and 2023, respectively.
Additionally, UScellular granted performance share units during 2020 to a newly appointed President and Chief Executive Officer. The recipient may be entitled to shares of UScellular common stock equal to 100% of the communicated target award depending on the achievement of predetermined performance-based operating targets over the performance period, which is any two calendar-year period commencing no earlier than January 1, 2021 and ending no later than December 31, 2026. Performance-based operating targets include Average Total Revenue Growth and Average Annual Return on Capital. If one, or both, of the performance targets are not satisfied, the award will be forfeited.
UScellular estimates the fair value of performance share units using UScellular’s closing stock price on the date of grant. An estimate of the number of performance share units expected to vest based upon achieving the performance-based operating targets is made and the aggregate fair value is expensed on a straight-line basis over the requisite service period. Each reporting period, during the performance period, the estimate of the number of performance share units expected to vest is reviewed and stock compensation expense is adjusted as appropriate to reflect the revised estimate of the aggregate fair value of the performance share units expected to vest.

A summary of UScellular's nonvested performance share units and changes during 2020 is presented in the table below:

Common Performance Share Units	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2019	1,245,000	$40.16
Granted	582,000	$29.71
Vested	(398,000)	$36.92
Change in units based on approved performance factors	20,000	$46.43
Forfeited	(144,000)	$40.05
Nonvested at December 31, 2020	1,305,000	$36.60
The total fair value of performance share units that vested during 2020 and 2019 was $11 million and less than $1 million, respectively. No performance share units vested during 2018. The weighted average grant date fair value per share of the performance share units granted in 2020, 2019 and 2018 was $29.71, $46.43 and $38.81, respectively.
Long-Term Incentive Plans – Deferred Compensation Stock Units
Certain UScellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in UScellular Common Share stock units. The amount of UScellular’s matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in UScellular Common Share stock units and vest over three years.
The total fair value of deferred compensation stock units that vested during 2020 was $1 million. The total fair value of deferred compensation stock units that vested during 2019 and 2018 was less than $1 million in each respective year. The weighted average grant date fair value per share of the deferred compensation stock units granted in 2020 and 2018 was $31.79 and $40.72, respectively. There were no deferred compensation stock units granted during 2019. As of December 31, 2020, there were 63,000 vested but unissued deferred compensation stock units valued at $2 million.
Compensation of Non-Employee Directors
UScellular issued 19,000, 13,000 and 18,000 Common Shares in 2020, 2019 and 2018, respectively, under its Non-Employee Director compensation plan.
Stock‑Based Compensation Expense
The following table summarizes stock‑based compensation expense recognized during 2020, 2019 and 2018:

Year Ended December 31,	2020	2019	2018
(Dollars in millions)
Stock option awards	$—	$—	$2
Restricted stock unit awards	21	22	21
Performance share unit awards	10	18	13
Awards under Non-Employee Director compensation plan	1	1	1
Total stock-based compensation expense, before income taxes	32	41	37
Income tax benefit	(8)	(10)	(9)
Total stock-based compensation expense, net of income taxes	$24	$31	$28
The following table provides a summary of the classification of stock-based compensation expense included in the Consolidated Statement of Operations for the years ended:

December 31,	2020	2019	2018
(Dollars in millions)
Selling, general and administrative expense	$28	$36	$33
System operations expense	4	5	4
Total stock-based compensation expense	$32	$41	$37
At December 31, 2020, unrecognized compensation cost for all UScellular stock‑based compensation awards was $33 million and is expected to be recognized over a weighted average period of 2.1 years.
UScellular’s tax benefits realized from the exercise of stock options and the vesting of other awards totaled $12 million in 2020.

Note 18 Supplemental Cash Flow Disclosures
Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2020	2019	2018
(Dollars in millions)
Interest paid	$105	$107	$113
Income taxes paid, net of refunds received	(38)	78	90
Following are supplemental cash flow disclosures regarding transactions related to stock-based compensation awards. In certain situations, UScellular withholds shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting. UScellular then pays the amount of the required tax withholdings to the taxing authorities in cash.

Year Ended December 31,	2020	2019	2018
(Dollars in millions)
Common Shares withheld	376,000	452,000	1,550,000

Aggregate value of Common Shares withheld	$11	$23	$73

Cash receipts upon exercise of stock options	—	1	29
Cash disbursements for payment of taxes	(11)	(10)	(11)
Net cash receipts (disbursements) from exercise of stock options and vesting of other stock awards	$(11)	$(9)	$18
Note 19 Certain Relationships and Related Transactions
The following persons are partners of Sidley Austin LLP, the principal law firm of UScellular and its subsidiaries: Walter C.D. Carlson, a director of UScellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; and Stephen P. Fitzell, the General Counsel and/or an Assistant Secretary of TDS and UScellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, UScellular or their subsidiaries. UScellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $9 million, $7 million and $5 million in 2020, 2019 and 2018, respectively.
UScellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS. These billings are included in UScellular's Systems operations and Selling, general and administrative expenses. Some of these agreements were established at a time prior to UScellular's initial public offering when TDS owned more than 90% of UScellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS and certain of its subsidiaries to UScellular are based on expenses specifically identified to UScellular and on allocations of common expenses. Such allocations are based on the relationship of UScellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to UScellular are reflected in its financial statements. Billings to UScellular from TDS totaled $81 million, $82 million and $86 million in 2020, 2019 and 2018, respectively.
The Audit Committee of the Board of Directors of UScellular is responsible for the review and evaluation of all related-party transactions as such term is defined by the rules of the New York Stock Exchange.

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

/s/ Laurent C. Therivel	/s/ Douglas W. Chambers
Laurent C. Therivel	Douglas W. Chambers
President and Chief Executive Officer	Executive Vice President, Chief Financial Officer and Treasurer
(principal executive officer)	(principal financial officer)

/s/ Anita J. Kroll	/s/ Jeffrey S. Hoersch
Anita J. Kroll	Jeffrey S. Hoersch
Chief Accounting Officer	Vice President and Controller
(principal accounting officer)

Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. UScellular’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP). UScellular’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the Board of Directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer’s assets that could have a material effect on the interim or annual consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of UScellular’s management, including its principal executive officer and principal financial officer, UScellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2020, based on the criteria established in the 2013 version of Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that UScellular maintained effective internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 version of Internal Control — Integrated Framework issued by the COSO.
The effectiveness of UScellular’s internal control over financial reporting as of December 31, 2020, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm’s report included herein.

/s/ Laurent C. Therivel	/s/ Douglas W. Chambers
Laurent C. Therivel	Douglas W. Chambers
President and Chief Executive Officer	Executive Vice President, Chief Financial Officer and Treasurer
(principal executive officer)	(principal financial officer)

/s/ Anita J. Kroll	/s/ Jeffrey S. Hoersch
Anita J. Kroll	Jeffrey S. Hoersch
Chief Accounting Officer	Vice President and Controller
(principal accounting officer)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of United States Cellular Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of United States Cellular Corporation and its subsidiaries (“the Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Changes in Accounting Principles
As discussed in Note 10 and 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for revenue from contracts with customers in 2018.
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
Intangible Asset Impairment Assessment - Wireless Spectrum Licenses (UScellular Licenses)
As described in Notes 1 and 7 to the consolidated financial statements, the UScellular consolidated licenses balance was $2,629 million as of December 31, 2020. Management performs its annual impairment assessment of licenses as of November 1 of each year or more frequently if there are events or circumstances that cause management to believe it is more likely than not that the carrying value of licenses exceeds fair value. A qualitative impairment assessment was performed as of November 1, 2020, to determine whether the wireless spectrum licenses were impaired. As disclosed by management, the qualitative assessment considered several qualitative factors, including analyst estimates of wireless spectrum license values which contemplated recent spectrum auction results, recent UScellular and other market participant transactions and other industry and market factors. Based on this assessment, management concluded that it was not more likely than not that the carrying value of the wireless spectrum licenses in each unit of accounting exceeded their respective fair values. Therefore, no quantitative impairment evaluation was completed.
The principal considerations for our determination that performing procedures relating to the intangible asset impairment assessment for the UScellular licenses is a critical audit matter are (i) the significant judgment by management when performing the qualitative impairment assessment; and (ii) a high degree of auditor judgment and subjectivity in performing procedures and evaluating management’s qualitative impairment assessment.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s annual intangible asset impairment assessment, including management’s review of qualitative factors affecting the UScellular licenses. These procedures also included, among others, evaluating management’s qualitative assessment by (i) obtaining analyst estimates of wireless spectrum license values; and (ii) considering recent UScellular and other market participant transactions and external market and industry data.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 18, 2021

We have served as the Company’s auditor since 2002.

United States Cellular Corporation
Shareholder Information

Stock and Dividend Information
UScellular's Common Shares are listed on the New York Stock Exchange under the symbol "USM." As of January 29, 2021, the last trading day of the month, UScellular's Common Shares were held by 232 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.
UScellular has not paid any cash dividends in recent periods and currently intends to retain all earnings for use in UScellular’s business.
Stock Performance Graph
The following chart provides a comparison of UScellular’s cumulative total return to shareholders during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index.
Note: Cumulative total return assumes reinvestment of dividends.

	2015	2016	2017	2018	2019	2020
UScellular (NYSE: USM)	$100	$107.13	$92.21	$127.35	$88.78	$75.20
S&P 500 Index	100	111.96	136.40	130.42	171.49	203.04
Dow Jones U.S. Telecommunications Index	100	123.96	123.61	115.30	147.45	138.72
The comparison above assumes $100.00 invested at the close of trading on the last trading day preceding the first day of 2015, in UScellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

Investor relations
UScellular’s annual report, SEC filings and news releases are available to investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Investor Relations department at the address below. Investors may also access these and other reports through the Investor Relations portion of the UScellular website (www.uscellular.com).
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
General inquiries by investors, securities analysts and other members of the investment community should be directed to:
Jane W. McCahon, Senior Vice President — Corporate Relations and Corporate Secretary
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
jane.mccahon@tdsinc.com
Directors and executive officers
See “Election of Directors” and “Executive Officers” sections of the Proxy Statement issued in 2021 for the 2021 Annual Meeting.
Principal counsel
Sidley Austin LLP, Chicago, Illinois
Transfer agent
Computershare Trust Company, N.A.
462 South 4th Street, Suite 1600
Louisville, KY 40202
312.360.5326

Independent registered public accounting firm
PricewaterhouseCoopers LLP
Visit UScellular's website at www.uscellular.com